Form 20-F
period 2019-12-31
TELEFONICA BRASIL S.A.
filed 2020-02-20
CIK 1066119

As filed with the Securities and Exchange Commission on February 20, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Email: ir.br@telefonica.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Preferred Shares, without par value	VIVT4	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	VIV	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2019 was:

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

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

The “Glossary of Telecommunications Terms” that begins on the following page provides the definition of certain technical terms used in this annual report.

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

v

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

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: income and social contribution taxes (note 7); (note 12), intangible assets (note 13), provisions and contingencies (Note 19), net operating revenue (Note 24); pension plans and other post-employment benefits (Note 30) and financial instruments and risk and capital management (Note 31).

Our financial statements prepared in accordance with IFRS as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 are in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2019.

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

A.       Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017 have been audited by PricewaterhouseCoopers Auditores Independentes. The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017.

Results of GVT are consolidated into our financial statements as from May 1, 2015. Consequently, our results of operations for the years ended December 31, 2018, 2017 and 2016 are not comparable with our results of operations for the years ended December 31, 2015. For further information, see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of GVT.”

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2019	2019	2018	2017	2016	2015
	(in millions of U.S. dollars) (1)	(in millions of reais) (except for share and per share data)
Income Statement Data:
Net operating revenue	10,983	44,268	43,463	43,207	42,508	40,287
Cost of sales	(5,498)	(22,159)	(21,026)	(20,272)	(20,823)	(20,345)
Gross profit	5,485	22,109	22,437	22,935	21,685	19,942
Operating income (expenses), net	(3,695)	(14,895)	(12,981)	(16,302)	(15,317)	(14,702)
Operating income	1,790	7,214	9,456	6,633	6,368	5,240
Financial income (expenses), net	(204)	(820)	1,827	(903)	(1,234)	(848)
Equity pickup	—	1	(6)	1	1	2
Income before taxes	1,586	6,395	11,277	5,731	5,135	4,394
Income and social contribution taxes	(345)	(1,394)	(2,349)	(1,122)	(1,050)	(974)
Net income for the year	1,241	5,001	8,928	4,609	4,085	3,420
Attributable to:
Controlling shareholders	1,241	5,001	8,928	4,609	4,085	3,420
Non-controlling shareholders	—	—	—	—	—	—
Basic and diluted earnings per share:
Common shares	0.69	2.78	4.96	2.56	2.27	2.15
Preferred shares	0.76	3.06	5.45	2.82	2.50	2.37
Cash dividends per share in reais, net of withholding tax:
Common shares	0.77	3.12	1.95	1.73	1.65	2.04
Preferred shares	0.82	3.29	2.15	1.90	1.81	2.25

	As of December 31,
	2019	2019	2018	2017	2016	2015
	(in millions of U.S. dollars)(1)	(in millions of reais) (except for share and per share data)
Balance Sheet Data:
Property, plant and equipment, net	10,630	42,847	34,115	33,222	31,925	30,477
Total assets	26,866	108,290	102,561	101,383	102,066	101,685
Loans and financing—current portion	757	3,049	1,340	1,621	2,543	2,222
Loans and financing—noncurrent portion	1,903	7,671	1,625	2,320	3,127	4,455
Debentures—current portion	267	1,077	124	1,413	2,120	121
Debentures—noncurrent portion	503	2,027	3,050	3,108	1,434	3,424
Shareholders’ equity	17,480	70,456	71,607	69,461	69,244	68,567
Attributable to:
Controlling shareholders	17,480	70,456	71,607	69,461	69,244	68,567
Non-controlling shareholders	—	—	—	—	—	—
Capital stock	15,772	63,571	63,571	63,571	63,571	63,571
Number of shares outstanding (in thousands)(2)	n/a	1,688,694	1,688,694	1,688,694	1,688,694	1,688,694

	Year ended December 31,
	2019	2019	2018	2017	2016	2015
	(in millions of U.S. dollars)(1)	(in millions of reais)
Cash Flow Data:
Operating activities:
Net cash (used in) generated by operating activities	4,397	17,721	11,941	12,641	11,440	9,897
Investing activities:
Net cash (used in) generated by investing activities	(1,967)	(7,927)	(5,676)	(8,438)	(6,895)	(14,626)
Financing activities:
Net cash (used in) generated by financing activities	(2,427)	(9,782)	(6,934)	(5,258)	(4,777)	5,373
Increase (decrease) in cash and cash equivalents	3	12	(669)	(1,055)	(232)	644
Cash and cash equivalents at beginning of year	839	3,381	4,050	5,105	5,337	4,693
Cash and cash equivalents at end of year	842	3,393	3,381	4,050	5,105	5,337

(1)	Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2019 for reais into U.S. dollars of R$4.0307 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	As of the date of this annual report, we held 1,688,693,776 outstanding shares, composed of common and preferred shares, net of 2,291,147 treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2014 and 2015, the real depreciated 13.4% and 47.0%, respectively, against the U.S. dollar. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, and 4.0% in 2019, ending the year at an exchange rate of R$4.0307 per US$1.00.

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

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2015	3.9048	3.3876	4.1949	2.5754
2016	3.2591	3.4500	4.1558	3.1193
2017	3.3080	3.2031	3.3807	3.0510
2018	3.8748	3.6796	4.1879	3.1450
2019	4.0307	3.9443	4.2602	3.6519
Month
August 2019	4.1385	4.0200	4.1680	3.8296
September 2019	4.1644	4.1215	4.1827	4.0494
October 2019	4.0041	4.0870	4.1740	3.9793
November 2019	4.2240	4.1553	4.2602	3.9786
December 2019	4.0307	4.1110	4.2261	4.0307
January 2020	4.2695	4.1495	4.2695	4.0213
February 2020 (through February 19, 2020)	4.3728	4.3083	4.3728	4.2381

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 19, 2020, the exchange rate was R$4.3728 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. The financial conditions, as well as our business and results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

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

Uncertainty over whether the Brazilian federal government will implement changes to the policies, regulations or standards affecting these or other factors in the future may affect economic performance, which may have an adverse effect on us and the trading price of our preferred shares and ADSs. Past economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which has adversely affected us and the trading price of our preferred shares and ADSs.

Political instability may materially adversely affect the Brazilian economy, our business, and the market price of our preferred shares and ADSs.

Brazil’s political environment has historically influenced and continues to influence the performance of Brazil’s economy, as well as investor and general public confidence, resulting in economic slowdowns and an increase in the volatility of securities issued by Brazilian companies.

In particular, the Brazilian markets have experienced increased volatility due to uncertainties arising from ongoing investigations conducted by the Brazilian federal police and the Brazilian federal prosecutor’s office, including “Operation Car Wash” (Lava Jato), which have impacted Brazil’s economy and political environment. Certain members of the Brazilian federal government and the legislative branch, as well as executives of major public and private companies, are facing charges of corruption for allegedly accepting bribes through kickbacks under contracts awarded by the government to companies in the infrastructure, oil and gas and construction industries, among others. These kickbacks allegedly funded the campaigns of political parties, were not recorded in accounting books and records or disclosed to the public and funded the personal enrichment of beneficiaries of the corruption scheme. As a result, several politicians, including members of the Brazilian national congress and executives of major Brazilian public and private companies, have resigned from office and/or been arrested, while others are still under investigation for allegations of unethical and illegal conduct discovered during investigations.

While the potential outcome of these and other investigations is uncertain, they have already had a material adverse effect on the image and reputation of the companies involved, as well as the market’s overall perception of the Brazilian economy. Developments in these cases of unethical conduct have materially adversely affected and may continue to materially adversely affect us. There can be no guarantee that any of the ongoing investigations will not lead to greater political and economic instability or whether new allegations against government employees and officials and/or private companies will arise in the future.

In addition, we cannot predict the result of these investigations or their impact on the Brazilian economy or the Brazilian stock market.

In addition, any difficulties the Brazilian government may face establishing a majority in Congress could result in a government impasse, political unrest and mass demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties about the new administration’s implementation of changes in monetary, tax and social security laws and policies, may contribute to economic instability. These uncertainties and any new measures may increase volatility in the Brazilian securities market.

The President of Brazil has the power to determine policies and issue government measures relating to the Brazilian economy and, as a result, affect the operations and financial performance of companies, including us. We cannot predict what policies the President of Brazil will establish or whether such policies or changes in existing policies will have an adverse effect on the Brazilian economy or our business, results of operations, financial condition and the market price of our preferred shares and ADSs.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

In the past, Brazil has recorded high inflation rates, which, combined with other measures taken by the Brazilian government to fight inflation and speculation on what measures would be taken, has materially adversely affected the Brazilian economy. The measures taken by the Brazilian government to control inflation have included maintaining strict monetary policies and high interest rates, which restricted the availability of credit and reduced economic growth. The COPOM often adjusts interest rates in Brazil during periods of economic uncertainty in order to achieve the inflation targets established by the Brazilian government. Inflation, the Brazilian government’s efforts to curb inflation and speculation regarding the future measures, has had material adverse effects on the Brazilian economy and contributed to economic uncertainty in Brazil, which increases volatility in the Brazilian capital markets and may materially adversely affect our business and results of operations.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 3.7%, 2.9% and 6.3% in 2018, 2017 and 2016, respectively. In 2019, inflation as measured by the IPCA registered 4.3%. In the past, the Brazilian government’s interventions in order to curb inflationary pressures included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Over the recent years, the inflation scenario has evolved positively. This has allowed a reduction of the Selic rate (Sistema Especial de Liquidação e de Custódia), the Central Bank’s policy rate. As established by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil—COPOM), the SELIC decreased from a high point of 14.25% in mid-2016 to 6.50% in the end of 2018 and to 4.50% in the end of 2019, its historical minimum. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our preferred shares and ADSs.

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

Inflation and government measures to combat inflation, along with speculation about governmental measures, have had significant negative effects on the Brazilian economy in the recent past, including heightened volatility in the Brazilian securities market. These policies may be incapable of preventing increases in the inflation rate. In the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect us.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our preferred shares and ADSs.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2014 and 2015, the real depreciated 13.4% and 47.0%, respectively, against the U.S. dollar. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, and 4.0% in 2019, ending the year at an exchange rate of R$4.0307 per US$1.00. On February 19, 2020 the exchange rate was R$4.3728 per U.S.$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2019, none of our total indebtedness of R$13.8 billion was denominated in foreign currency. Approximately 10.2% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.9% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services in Brazil. ANATEL, the main telecommunications industry regulator in the country, regulates, among other things:

•	industry policies and regulations;

•	licensing (including licensing of spectrum and bidding processes);

•	fees and tariffs;

•	competition incentives and restrictions (including our ability to grow by acquiring other telecommunications businesses);

•	service, technical and quality standards;

•	consumer rights;

•	penalties and other sanctions;

•	interconnection and settlement arrangements; and

•	universal service obligations.

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

Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	the introduction of new or stricter operational and/or service requirements;

•	the granting of operating licenses in our areas;

•	limitations on interconnection fees we may charge to other telecommunications service providers;

•	imposition of significant fines or penalties regarding failures to comply with regulatory obligations;

•	delays in the granting of, or the failure to grant, approvals for rate increases; and

•	antitrust limitations imposed by ANATEL and CADE.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our fixed line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to provide (i) public pay-phone services under specific conditions and (ii) private individual telephone service for all locations with a population over 300 inhabitants, as well as certain quality of service targets (reviewed by Resolution No. 717, issued on December 2019). Our ability to satisfy the terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50 million per incident and/or other government actions, including the imposition of a precautionary ban on marketing our services, or the termination of our concession. Any partial or total termination of our concession or authorizations would have a material adverse effect on our financial condition and results of operations.

Furthermore, the concession agreements establish that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets. According to ANATEL’s interpretations of current regulations, reversible assets will be automatically returned to ANATEL’s possession upon expiration of the concession agreements in accordance with regulations in force at the time of such expiration, and would not be available to creditors in the event of insolvency, bankruptcy or similar events, although there are differing interpretations, even among government agencies, and ongoing discussions regarding the treatment of reversible assets as a result of the passage of Law No. 13,879/2019, or the New General Telecommunications Law, on October 4, 2019. See “—Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.”

As of December 31, 2019, the net book value of our reversible assets, calculated in accordance with ANATEL’s interpretation of current regulations, is estimated at R$8.2 billion. These assets are comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment and systems and operations support equipment.

Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.

The expiration date of our fixed line concession agreements in São Paulo is December 31, 2025. These agreements contain a provision allowing ANATEL to review the concession agreements every five years and include revisions to terms and conditions that relate to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

On June 24, 2014, ANATEL opened a public review and comment period for the revisions of the terms of fixed line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018, called PGMU IV, which approves the revision of the PGMU targets. The new plan replaces some obligations, mainly related to public telephony, for obligations related to 4G mobile network. These targets have been criticized by several of the local operators.

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and is expected to have a significant impact on this industry. The law allows fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking remains under way to fully implement the law and permit operators to migrate to the new regime. For more information about the New General Telecommunications Law, see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Other regulatory matters—Updated Regulatory Framework.”

Any changes on laws, rules or regulations could have a material adverse effect on our operations and financial condition. Changes to our concession agreements or to the current regulatory framework may entail the imposition of new requirements, including obligations to make specific investments and/or capital expenditures. ANATEL may also impose new service targets on us with values that we are not able to predict.

Our current radiofrequency licenses may not be renewed for additional periods.

Generally, current spectrum authorizations are valid for 15 years and can be renewed only once. Although the newly-approved New General Telecommunications Law admits successive spectrum renewals, we cannot guarantee that the new conditions will apply to existing licenses.

ANATEL may interpret that the new renewal conditions are valid only for authorizations issued after the approval of the New General Telecommunications Law, which took place in October 2019. ANATEL may also determine mandatory “refarming” processes in certain spectrum bands and refuse renewal requests. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2020 and 2028. If a renewal is not allowed, it would be necessary to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected by a loss of or failure to renew spectrum licenses. Further, in certain regions, our services may be unavailable, particular in the event of a failure to renew or obtain all licenses for such region. In the event of any of the foregoing circumstances, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

Telefônica Brasil is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law no. 12,846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977. Additionally, the Company’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (hereinafter, referred to as “sanctions”) including those administered by the United States, including the US Treasury Department's Office of Foreign Assets Control.

Although the Company has internal policies and procedures designed to ensure compliance with the abovementioned anti-corruption laws and sanctions regulations (to the extent applicable), there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or, otherwise in violation of the relevant anti-corruption and sanctions laws and regulations) for which the Company, its subsidiaries or they may be ultimately held responsible. Violations of such laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company has completed conducting its previously reported internal investigation - which was part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations. The Company has been in contact with governmental authorities about this matter and, as a result of its discussions with the U.S. Securities and Exchange Commission (SEC), the Company entered into a settlement with the SEC on May 9, 2019 (the “Settlement”) to resolve the matter in connection with its purchase and use of tickets and associated hospitality related to the 2013 Confederations Cup and 2014 World Cup held in Brazil. Pursuant to the Settlement, which resolved these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over the Company and the subject matter of the proceedings), the Company consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934 (the Exchange Act), that the Company cease and desist from committing or causing any violations and any future violations of the accounting provisions of the U.S. Foreign Corrupt Practices Act, Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of these findings, the Company paid a civil penalty in the amount of US$4,125,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21(F)(g)(3). See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Regulatory and Antitrust Litigation—SEC Administrative Proceeding—FCPA.”

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

In 2019, competition in the Brazilian telecommunications sector continued to be meaningful, with telecommunications operators focusing on improving their base of accesses by attracting customers to higher-value products. In the mobile side of the business, we believe the main strategy pursued during the year by such market participants, including us, was to upsell prepaid customers to hybrid plans (“planos controle”) and pure postpaid plans, in order to increase overall ARPUs and profitability. Accordingly, this increase in competition in the postpaid plan segment led to changes in the customer mix of telecommunications operators and associated market shares in the year. In the fixed side of the business, we have seen competition both from large and small players in order to capture customers’ demand for high-speed connectivity, especially through the increased rollout of fiber optic networks.

In addition, customers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience.

As a result, we have faced significant competition, mainly driven by the following factors: (1) commercial and pricing pressures from new portfolios launched by competitors; (2) competitors increasing 4G, 4.5G and fiber optic network coverage, improving the quality of service provided by them; and (3) low-cost alternative services, such as voice and text services provided over IP and Video on Demand, may affect our competitive position in the market.

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

ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada), or STFC, rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices and/or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of renewing licenses costs; and (5) ANATEL’s general plan of updating the regulations targets several areas of vital importance for our business (including both our fixed telephony and mobile businesses), which may cause an increase in operating costs, cause an increase in competitive pressure, cause a decrease in our revenues, among other adverse effects.

For a detailed description of the regulations issued by ANATEL and their impact on our business, see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

In 2012, Telefonica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. Verification of compliance with these targets is controlled by ANATEL and, in regard to the cities with less than 30,000 inhabitants, is in progress.

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014, we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band) and interference management. According to the auction rules, the winning bidders were responsible for financing and managing the band cleaning process (Analog TV switch off) which was implemented through a legal entity specifically incorporated for this purpose, as set forth in the bidding process and applicable regulations (EAD).

Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band. Notwithstanding, ANATEL still must certify the accomplishment of spectrum cleanup targets. ANATEL may impose additional coverage requirements with respect to future spectrum auctions relating to the implementation of 5G coverage.

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

If we are not able to meet targets and obligations set forth in the bid documents, ANATEL may execute our bank guarantees, we may be subject to fines and/or have our licenses to operate these frequencies revoked, negatively affecting our business and results of operations. Additionally, the inefficient use of any frequency may lead to the loss of the usage license. Furthermore, ANATEL may also impose new targets, conditions and/or obligations on us that we are not able to predict (see “—Review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.”). Any of the above factors could have a material adverse effect on our operations and financial condition.

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

The Law of Protection of Personal Data is recent and its implementation may require adaptations in our processes and services

In August 2018, the Brazilian government passed the Law of Personal Data Protection (Law No. 13,709/2018). This law increases citizens’ control over their personal information, requiring explicit consent for the collection and use data. It also obligates the creation of options for viewing, correcting and deleting such data. The law will take effect in 2020 in order to allow public and private entities to adapt to the new rules. On December 27, 2018, the Brazilian government created the National Data Protection Authority by means of an executive order (Medida Provisória No. 869/2018), which will be responsible for supervising matters of private data usage and imposing eventual penalties foreseen in the Law of Personal Data Protection.

In July 2019, the Brazilian Government sanctioned Law No. 13,853/2019, which promotes changes in the Law of Personal Data Protection and defines the National Data Protection Authority (Autoridade Nacional de Proteção de Dados - ANPD) as a transitory entity, which may be transformed into an independent regulatory agency reporting to the Presidency of the Republic within two years.

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

Currently, there are hundreds municipal laws in Brazil that limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radio frequencies of the antennas. Despite the existence of a federal law approved in 2015, that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.

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

Information technology is key to our business and it could be subject to cybersecurity risks.

The risks derived from cybersecurity are among our most relevant risks. Despite advances in the modernization of the network and the replacement of legacy systems, we operate in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in our operating processes, as well as to strengthen our capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by our partners and other third parties), as well as to ensure the security of the services in the cloud.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses have become increasingly more digital and dependent on telecommunications and computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to our systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, our employees or other persons may have unauthorized or authorized access to our systems and leak data and/or take actions that affect our networks or otherwise adversely affect us or our ability to adequately process internal information.

We manage these risks through a number of technical and organizational measures, which are part of our digital security strategy, including, access control measures, backup systems, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures cannot guarantee the mitigation of all risks.

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

As of December 31, 2019, we had 569,354,053 outstanding common shares (excluding treasury shares), with no par value per share, and 1,119,339,723 outstanding preferred shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$70.5 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

Restructuring involving the subsidiary Terra Networks Brasil S.A. and Telefônica Infraestrutura e Segurança Ltda.

On September 26, 2019, we announced that our wholly-owned subsidiary, Terra Networks Brasil S.A., or Terra, acquired all the shares of Telefônica Infraestrutura e Segurança Ltda., or TIS, from Telefónica Ingeniería de Seguridad S.A. and Telefónica Digital España S.L.U. (the “TIS Transaction”).

TIS is dedicated to the exploration and provision of services and technology of information security systems, technical support and other services related to infrastructure, technology and information.

The purpose of the TIS Transaction is to allow Terra, which performs, among other activities, the development of computer systems, in order to expand consulting and operational assistance, maximize the commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the integration of TIS and Terra’s commercial offerings, unlocking the generation of added value for the Company’s client portfolio as the activities of Information Technology, Security, IoT (Internet of Things) and Connectivity, all to be provided under common management.

The total price paid for the acquisition of the shares issued by TIS was R$70.84 million, in a single installment, without any financing, using only the available cash from Terra. Said amount was calculated based on the economic value of TIS as of June 30, 2019, according to the discounted cash flow criterion, supported by an appraisal report commissioned by us.

The TIS Transaction’s sale and purchase agreement contains terms and provisions common to such transactions, such as seller’s declarations and warranties, indemnity and others. The Transaction was also preceded by and accounting, financial, legal and procedural audit in relation to TIS.

The TIS Transaction is not subject to obtaining any regulatory authorizations or approvals by the Company’s bodies, having been approved by Terra’s Board of Executive Officers pursuant to its bylaws on September 26, 2019.

The TIS Transaction did not change Telefônica Brasil’s shareholding structure nor caused any dilution to its shareholders.

Capital Expenditures

Year Ended December 31, 2019

In 2019, we invested R$8,844.3 million, a 7.86% increase over the amount we invested in 2018 (R$8,199.9 million), primarily due to the efforts the Company has been making in order to expand its fiber and 4.5G footprints. Investments in projects were strongly focused on network investments (which accounted for 82% of investments in 2019) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G network and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2019.

	Year ended December 31,
Telefônica Brasil	2019	2018	2017
	(in millions of reais)
Network	7,273.6	6,881.2	6,783.5
Technology / Information Systems	1,185	999.3	838.3
Others(1)	385.7	319.4	331.5
Total capital expenditures	8,844.3	8,199.9	7,998.3

(1)	Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and spectrum licensing costs. The spectrum licensing costs amounted to R$6.65 million in 2018, relating to the realignment of the “L” band for 3G usage mainly in the northeastern region of Brazil. In 2017 and 2019, we had no spectrum license costs.

Year Ended December 31, 2018

In 2018, we invested R$8,199.9 million, a 2.52% increase over the amount we invested in 2017 (R$7,998.3 million), Investments in projects were strongly focused on network investments (which accounted for 84% of investments in 2018) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

Year Ended December 31, 2017

In 2017, we invested R$7,998.3 million, a 2.3% decrease over the amount we invested in 2016 (R$8,189.1 million), primarily since we had no spectrum licensing costs in 2017, compared to R$185 million in spectrum licensing costs in 2016. Investments in projects were strongly focused on network investments (which accounted for 85% of investments in 2017) and included expenditures on items such as radio access network (Node-Bs, eNode-Bs and WCDMA carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (with a 32.9% market share as of December 31, 2019, based on accesses), with a particularly strong position in postpaid mobile services (39.4% market share as of December 31, 2019, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In December 2019, we reached 25.1% of total market share in FTTH (fiber-to-the-home) accesses in Brazil, or 54.8% considering only the state of São Paulo, consolidating our leadership in key businesses of high value services.

Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2019, our average revenue per mobile user, or ARPU, of R$29.34 represented a significant premium relative to the market average. In 2019, up to November (the date of the most-recent publicly available data), we captured 27.2% of the 9.0 million net additions in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we acquired GVT in 2015, a high-growth telecommunications company in Brazil that offered high-speed broadband, fixed telephone and Pay TV services to high-income customers across its target market, primarily located outside the state of São Paulo.

Our Operations and Services

Our operations consist of:

•	local and long distance fixed telephone services;

•	mobile services, including value-added services;

•	data services, including broadband services and mobile data services;

•	Pay TV services through IPTV and DTH (a satellite technology);

•	network services, including rental of facilities, as well as other services;

•	wholesale services, including interconnection;

•	digital services;

•	services designed specifically for corporate customers;

•	the sale of wireless devices and accessories.

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

Mobile services

According to data regarding market share published by ANATEL in December 2019, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.

Our mobile portfolio includes voice and broadband internet access through 3G, 4G and 4.5G as well as value-added services (such as Vivo Meditação, Vivo Bem, Vivo HomeFix, Vivo BTFIT, Go Read, Ubook, Hube Jornais, Kantoo Inglês, NBA and NFL), prepaid plans with data sharing features, family plans, voice mail and voice mail speech-to-text translation, caller identification, voice minutes in unlimited bundles to mobile and fixed phones, ringtones, and innovative services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data services

We provide fixed broadband through fiber (FTTH – fiber-to-the-home and FTTC – fiber-to-the-curb) and xDSL technologies, with speeds ranging from 1Mbps to 300Mbps.

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

In 2019, we covered 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching more than 6.9 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 21 million homes, of which almost 11 million alone consisted of FTTH technology.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer HSPA+ technology, which is commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. In December 2019, we covered 4,502 municipalities with our 3G network, reaching 95.6% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2019, was available in 3,206 municipalities, reaching 88.7% of Brazil’s population, and also 4.5G LTE through carrier aggregation in 1,208 municipalities, reaching 66.3% of the Brazilian population.

Pay TV services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2019, had 1.3 million Pay TV customers, including 715 thousand IPTV customers.

Network services

Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our wholesale clients. We have two Network Management Centers, one located in São Paulo and another located in Curitiba. These centers monitor all regions of the country, but each has a different function.

The Network Management Center in São Paulo monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, mobile and fixed packet/circuit core networks, VAS/Multimedia platform and global services, radio access network, infrastructure and online services performance. The Curitiba Network Management Center monitors critical operational parameters of the fixed access network across the country, broadband networks, network interconnection, portability and IPTV/DTH. These centers are able to identify abnormalities in both our network (fixed and mobile) and in third-party networks including networks of other operators and other corporate clients, using failure, signaling, quality and service monitoring systems. The Network Management Centers are integrated with maintenance and operations teams that maintain and operate mobile and fixed network elements, as well as infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our monitoring process has been supported by automated systems (RPA - Robotic Process Automation) which increases the effectiveness on incidents correlation, recovery and management. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of fixed network technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.

In addition, we are widely applying advanced virtualization solutions (NFV) in order to support the transition to the next generation of mobile networks, known as fifth-generation or 5G, in order to meet the future market and customer expectations and provide connectivity to a massive number of devices (massive IoT), extremely low latency and higher data transfer rates.

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

At the end of 2019, we had 469 local and long-distance interconnection agreements and 172 agreements for the provision of local and long-distance traffic.

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

Digital Services (including Value-Added Services)

In 2019, we maintained efforts to accelerate our digital transformation process, seeking new partners, relevant new services and tangible benefits for the customer, in important areas such as sports, video, assistance services, financial services, digital security and IoT solutions on both mobile and fixed segments.

Since the beginning of 2019, we launched relevant video applications focused on a variety of audiences, such as FOX, Telecine, Noggin, Cartoon Network and Discovery Kids, showing our commitment and capacity to work with different partners to maintain relevant services for our customers. In April 2019, Vivo launched HBO GO and carried out an exclusive marketing campaign together with the release of the last season of Game of Thrones. In November 2019, Vivo launched Globoplay, the video streaming application of the largest media and communication conglomerate in Brazil and Latin America, Globo, with an exclusive offer that delivered a free 30-day-trial to Vivo customers.

We made a very important step in the digital security segment last year. In March 2019, Vivo launched McAfee Multi-Device Security Service, a multi-platform solution, available for iOS and Android smartphones, as well as Windows and MacOS personal computers. The service offers award-winning antivirus protection and a package of security features, including improved memory performance, battery optimization, safe web browsing and theft protection.

In August 2019, Vivo launched a personal loan pilot project, Vivo Money, a new financial service that offers loans from R$1,000 to R$30,000, with competitive interest rates according to the client’s credit score. Vivo Money is a partnership with Digio bank, available on a pilot basis. Vivo Money is 100% digital and customers can buy directly through their smartphone, computer or tablet with limited steps.

With respect to sports, Vivo remained Brazil’s official carrier for American sports leagues that are growing in popularity in Brazil, such as the NBA and NFL, with exclusive offers containing discounts up to 40% in comparison to the partner’s direct sales. Beyond that, we are focusing on growing the benefits of these partnerships, looking for internal opportunities, such as Vivo Valoriza, our loyalty program, which provides tickets to games in the United States via marketing campaigns with the concept “money can’t buy.” Also, we launched other applications with live and on demand sports content, such as Combate, ESPN, EI Plus, FOX Sports and Premiere, reinforcing our brand as the carrier most connected to sports in general.

In our assistance services, we launched Home Assist. The service offers on-site or remote assistance to set up and troubleshoot technology issues such as technical support, device setup, device usage and connectivity of different devices: smartphones, smart TVs, microcomputers, video game consoles, home theaters, etc. We consider this important benefit to our broadband and pay TV offers.

In October 2019, Vivo launched an innovative and pioneering IoT service in Brazil, Vivo Car. It offers 40GB of mobile data per month to car drivers and passengers (via Wi-Fi) and supports up to 5 simultaneous connections. The service also provides real-time tracking and easy access to alerts and information from the vehicle, all available on Vivo Car’s mobile app (available on both iOS and Android). Giving our customers the ability to share their vehicles’ information and location with family and friends is another interesting feature for families, small business owners and passionate drivers.

Last year, Vivo also launched the internal project called Vivo Discover responsible for spreading a culture of innovation, identifying strategic opportunities and focusing on solutions developed by startups. Select employees from different vice presidencies at Vivo, called shapers, became “innovation ambassadors” responsible for identifying internal weaknesses or opportunities that can benefit from startups with the best solutions for Vivo, generating new business and improvements for such areas in an innovative and disruptive way. They also have the role of fostering innovation culture in teams.

Regarding the development of open innovation in the Telefónica Group, we highlight the Telefónica “Open Innovation” unit, which is an open, global program designed to connect entrepreneurs, startups, investors, and public and private partners to support local ecosystems by accelerating seed startups with over 40 hubs around the world.

We believe the integrative nature of Telefónica Open Innovation enables innovation to be developed in different stages. It is structured around some initiatives as below:

•	Open Future: Strategic alliances with public and private partners;

•	Wayra (open innovation hub of the Telefónica Group as a whole, as well as an initiative of Vivo in Brazil); and

•	Telefónica Innovation Ventures: Network of funds and our corporate venture capital vehicle for investing in startups. We finance and fuel technological companies in key markets and create strategic partnerships aligned with Telefónica’s global strategy.

In 2019, Telefónica was recognized as a European open innovation champion for supporting startups by the European Commission’s Startup Europe Partnership initiative, a European Union platform.

Wayra has supported 74 startups and made over R$14 million in investments since 2012. As of December 31, 2019, Wayra had 36 startups in its portfolio. About 20% of the startups are doing business with Vivo helping in the digital transformation process. One great example is Gupy, a recruitment platform responsible for all hiring process at the Company.

In addition to investment, connections, mentoring and consulting with founders, Wayra also has partnerships in order to maximize opportunities for the group. Agro IoT Lab, an IoT-focused field application development program was a great example. The initiative—carried out at Pulse with Wayra, Vivo, Ericsson and Raízen—brought to Wayra’s portfolio the startup Iotag, a company specialized in connectivity solutions through IoT technology to connect people to agricultural machinery for more efficient management. Another partnership from 2019 that we highlight was the BNDES “startup garage” program with Liga Ventures. The initiative selected and supported 79 Brazilian startups in two modules, startup creation and startup acceleration.

Wayra is currently evaluating areas such as data analysis, artificial intelligence, cloud, cybersecurity, IoT, fintechs and blockchain.

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

Sale of devices and accessories

We sell LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Samsung, Apple, Motorola, LG, Semp TCL, Asus, Huawei, Xiaomi, Positivo, Multilaser, ZTE and Flex (WNC) and our accessories suppliers are Samsung, Harman (JBL), Apple, Alfacomex (Logitech, Ultimate Ears, DJI and Geonav), Razer, Positivo (Anker and Positivo), Easy Mobile, DPC (Binatone Motorola), Allied (Google and Amazon), Timbro (Amazon Echo), Customic, TCL, Multilaser, Comesp (Laut) and i2Go.

Devices and accessories sales grew strongly in 2019, in line with our strategy to gain market share in this important market, through strong communication and brand awareness initiatives built on our “Vivo has everything” (in Portuguese, “Tem tudo na Vivo”) campaign, a call to action emphasizing that Vivo can provide everything customers need, and also through our sales channels, which focused on attracting high-value customers to our physical and online stores.

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

Local rates

Our concession agreement sets forth three mandatory plans for local fixed service and allows us to design alternative pricing plans. Customers have a choice among three plans that we are required to offer or any other alternative plan that we may choose to offer. ANATEL must be informed of any alternative plan and notified of its implementation. The three main mandatory plans are:

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

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—	4 minutes
Completing the call after the terms of the allotment Sector 31	—	R$0.18539
Local Minutes–charges in excess use of the allotment Sector 31	R$0.11425	R$0.04633
Minimum time billing	30 seconds	—
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	4 minutes
Charge per answered call after the allotted duration Sector 31	R$0.23249	R$0.23249

As of the date of this annual report, the subscription to the AICE plan costs R$ 10.97 and allows for 90 minutes of local fixed-line calls per month. Any additional fixed or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

Long-distance rates

Rates for domestic long-distance calls are computed based on the time of day, the day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used. We have several options of domestic long-distance calling plans for consumers using our carrier dial code (15). Customers of any local and long-distance operator may use Code 15 when dialing long-distance to benefit from our rates. In order to readjust the long-distance local rates, ANATEL applies an annual price index correction that reflects inflation on Telecommunication Service (IST) – calculated by ANATEL.

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

The initial price cap agreed by ANATEL and the Company in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in February 2019 and established tariffs of R$0.16821 for regular hours and R$0.117740.12814 for reduced hours.

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

In December 2013, ANATEL established the reference values for MTR for 2014 and 2015, and in July 2014, for the years 2016, 2017, 2018 and 2019. The table below shows the ranges for these reference values:

Year	Reduction	MTR
	in %	in reais
2014	25	0.22164 – 0.25126
2015	33	0.14776 – 0.16751
2016	37	0.09317 – 0.11218
2017	47	0.04928 – 0.06816
2018	47	0.02606 – 0.04141
2019	50	0.01379 – 0.02517

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

Interconnection fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection agreements are freely negotiated among the service providers, subject to a price cap and to compliance with the regulations established by ANATEL, which include not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection. For additional information about interconnection fees, see “—Regulation of the Brazilian Telecommunications Industry—Interconnection Fees.”

Data services rates

We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and other services. Data transmission rates are not regulated by ANATEL, except for EILD (wholesale links up to 34 Mbps) and High Capacity Data Transport (wholesale links above 34 Mbps). Multimedia services operators are able to freely set the rates for alternative service plans.

TV rates

Pay TV rates are not regulated. Service providers are allowed to freely set the rates for alternative service plans.

Taxes

The cost of telecommunication services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 4% to 35% on certain revenues from the sale of goods and services, including telecommunication services.

Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) Fund for Universal Access to Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações), or FUST; (3) Fund for Telecommunication Technological Development (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL; and (4) Fund for Telecommunication Regulation (Fundo de Fiscalização das Telecomunicações), or FISTEL.

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

In the year ended December 31, 2019, the monthly average of partial suspensions, for mobile and fixed services (Pay TV included), was 5.3 million lines and the monthly average of total suspensions was 946,877 lines. Provisions for doubtful accounts in the year ended December 31, 2019 were 2.5% of the total gross revenue.

Our Markets of Operation

Our concession agreement allows us to operate in the state of São Paulo, except for a small region that is still subject to an earlier concession. In addition, we offer fixed telephone, data and Pay TV services throughout Brazil pursuant to licenses and authorization. We operate mobile voice and broadband services throughout Brazil, under the mobile service (SMP) authorization. We also offer a variety of value-added services, some of them through commercial partnerships. The following table sets forth population, gross domestic product (GDP), and per capita GDP statistics for each state in our service regions at the dates and for the years indicated:

	Last Available IBGE Data from 2017 (1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)
São Paulo State	45.1	21.7%	2,119,854	32.2%	47,009
Rio de Janeiro State	16.7	8.1%	671,362	10.2%	40,156
Minas Gerais State	21.1	10.2%	576,199	8.8%	27,283
Rio Grande do Sul State	11.3	5.5%	423,151	6.4%	37,371
Paraná State	11.3	5.5%	421,375	6.4%	37,221
Santa Catarina State	7.0	3.4%	277,192	4.2%	39,592
Bahia State	15.3	7.4%	268,661	4.1%	17,509
Federal District	3.0	1.5%	244,683	3.7%	80,502
Goiás State	6.8	3.3%	191,899	2.9%	28,309
Pernambuco State	9.5	4.6%	181,551	2.8%	19,165
Pará State	8.4	4.0%	155,195	2.4%	18,549
Ceará State	9.0	4.3%	147,890	2.2%	16,395
Mato Grosso State	3.3	1.6%	126,805	1.9%	37,914
Espírito Santo State	4.0	1.9%	113,352	1.7%	28,223
Mato Grosso do Sul State	2.7	1.3%	96,372	1.5%	35,520
Amazonas State	4.1	2.0%	93,204	1.4%	22,936

	Last Available IBGE Data from 2017 (1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)
Maranhão State	7.0	3.4%	89,524	1.4%	12,789
Rio Grande do Norte State	3.5	1.7%	64,295	1.0%	18,333
Paraíba State	4.0	1.9%	62,387	0.9%	15,498
Alagoas State	3.4	1.6%	52,843	0.8%	15,654
Piauí State	3.2	1.6%	45,359	0.7%	14,090
Rondônia State	1.8	0.9%	43,506	0.7%	24,093
Sergipe State	2.3	1.1%	40,704	0.6%	17,789
Tocantins State	1.6	0.7%	34,102	0.5%	21,998
Amapá State	0.8	0.4%	15,480	0.2%	19,405
Acre State	0.8	0.4%	14.271	0.2%	17,202
Roraima State	0.5	0.3%	12.103	0.2%	23,158
Total	207.7	100.0%	6.583.319	100.0%	31,702

(1)	According to IBGE data (2017) – subject to revision.

(2)	Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2019, consisted of 260 own sales outlets throughout Brazil. In addition, we also have approximately 16,000 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.

In 2019, we had approximately 500,000 points of sale where prepaid mobile service customers could purchase credits using the Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our customers through the following physical sales channels:

•	Vivo stores: we continue to focus on the transformation of the traditional PoS (Point of Sale) into the PDX (Point of Experience), reaching eight iconic stores, five Stores-in-Store and 142 Plus Stores (a concept created to serve small and medium cities) in 2019. By advancing on infrastructure, systems, customer service, micromanagement and capillarity improvements we believe we continue to provide an efficient, profitable and enchanting service. In 2019, smartphones consolidated their position as a relevant business pillar and accessories faced strong sales penetration acceleration. Further, through fixed sales expansion, renegotiation of lease agreements, strengthening of main partners relationships and offering many solutions to promote better customer experiences (i.e., lectures, commercial events and workshops), we believe we made our stores much more welcoming to everyone.

•	Exclusive dealers: this channel is composed of select companies that have been certified to provide our full product portfolio. These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. We are also constantly updating and enhancing these stores to provide a better purchase experience to the customer, to ensure an experience that is consistent with our own stores.

•	Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners’ own sales teams. This channel maintains a strong partnership relation with retailers through our sales incentive program (tying compensation to sale performance). The postpaid sales in our hybrid portfolio increased 30% in 2019 in comparison to 2018, increasing the representation of our retail channel. By the second half of 2019, Vivo launched a restructuring program seeking more efficiency through the calculation of commissions, processes and KPI’s simplification, besides reinforcing structural sales and new partner chains’ arrival.

•	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase data and voice credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. The channel is currently responsible for the majority of our prepaid sales (87%) and mobile recharges (70%). In 2019, we used big data analytical tools to obtain higher commercial efficiency, capillarity control and supply in real time, optimizing salesforce efforts in every step of the chain. Accordingly, we deliver convenience to our customers, who rely on Vivo’s availability and diversity of products to satisfy their needs in a across a geographically diverse landscape.

•	Door-to-door sales: through partner-chain optimization and new and more structured partners that operate Brazil-wide without increasing acquisition costs and capillarity driven by fiber sales, this channel’s transformation is continuing on course. Focused on quality, door-to-door sales accounted for 70% of fiber sales during the first months in launching in cities with fiber for the first time. In addition, recurrent improvements increased high-value sales in condominiums by 40%. With these actions, the channel is able to bring higher ARPU and an increase of 50% to the customer lifetime within our base, on average.

•	Telesales: characterized by the lack of geographical limitations, our telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles. We are able to identify a wide range of prospective new clients through our active outbound telesales operations, as well as to direct all incoming inquiries through our inbound telesales operations. This solid structure consists of our own telesales team and a select group of outsourced companies specialized in this business. In 2019, the channel contributed R$1.2 billion to revenues, with almost 400 thousand unit sales of our fiber products and more than 3.8 million migrations to our hybrid mobile plans. Through the implementation of voice biometrics and speech analytics technology, we obtained feedback on our sales process, leading to improvements in quality KPIs by reducing unwanted contacts and excessive calls. In addition, we have made advances in the implementation of new sales platforms in order to integrate the whole client life cycle, and to evolve through the use of artificial intelligence. Furthermore, Vivo was a pioneer in proposing self-regulation in the telecom sector in Brazil, with clear directions on active approach for potential customers, fulfilling 100% of our targets in all metrics, such as quantity, time and quality of active calls.

In 2019, Vivo has launched the Digital Sales Acceleration program, which already presents relevant results to e-commerce. In Digital Channels, sales have increased in mobile B2C (60%) and B2B (36%), fixed B2C (15%) and fiber (58%); not to mention the prepaid digital mobile share increase as well. The e-commerce’s user experience shows continuous improvements and contributed to better digital experience for our customer and Vivo’s digital presence in the market. Our new website, easier to use and more intuitive for our customers, has shown sales increases in all services and products, postpaid being a highlight. Finally, our connection with Mercado Pago platform for prepaid digital mobile resulted in higher revenues and lowered sales acquisition costs, generating savings on commissions.

Meu Vivo, our main self-service channel for customers, which reinforces our digital self-service strategy, also contributed to our positive performance in digital channels: unique users of the app increased by 21% in 2019, while prepaid digital mobile increased 86% in comparison to 2018.

Customer service

In 2019, digitalization and operational efficiency projects led to a reduction of more than 25% in contact center demand. Furthermore, there was an improvement in the customer experience demonstrated by the reduced average waiting time and increased autonomy of our call-center operators, delivering a better first call resolution ratio. Part of this is due to an effort to expand digital channels and develop more self-service options.

Among the main digitalization projects, new features were deployed in our My Vivo App, boosting its adoption rate and reaching 15 million users at the end of 2019. The app is connected to Aura, Vivo’s artificial intelligence system, which has been essential for traditional call conversion to digital experience. In addition, the launch of WhatsApp as a service channel option has already provided assistance to a significant customer base over 2019.

Despite our efforts to migrate customers to digital channels, there continue to be customers who prefer traditional agent-assisted service. In order to ensure that each customer has access to their preferred channel, we expanded our Cognitive Call Center, with more than 20 million calls served by robots in 2019, with a friendly, fast, humanized experience, helping to improve retention in electronic channels. This technology requires a process of continuous improvement that is carried out through our Bot Training Center, formed and handled by high-performance agents. This center is responsible for analyzing existing interactions and improving comprehension and resolution.

In order to evaluate the perceived quality for all contact points, we launched the DNA Thermometer program, a methodology to capture customer’s perception of our services, ensuring monitoring and fast acting on solutions. The purpose of all these actions is to continuously improve customer experience, aligning their journey with our corporate culture of being reliable, easy, delightful and efficient.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

In 2017, we started our program for network virtualization, called UNICA. In 2019, we accelerated the virtualization program to reach necessary requirements for 5G and IoT networks.

For voice services, we remain focused on the evolution and convergence of the mobile and fixed networks based on All-IP IMS technology, encouraging technological advancement, offering new services to our customers and increasing redundancy, reliability and capacity levels.

As part of the convergence and modernization of our voice network, we have been deploying new IMS clusters over UNICA infrastructure as well.

For our mobile voice network, we have started offering VoLTE and VoWiFi services to our customers adding important voice improvements like HD voice (native in VoLTE) and new single radio voice call continuity (“SRVCC”). These enhancements will improve call continuity under “handover” scenarios across IMS (LTE) and CS (Circuit Switch).

For our fixed voice network, the offer of VoFTTH, SIP trunking, SIP interconnections, etc. has been increasing in our network as part of launching plans in new cities, energy efficiency and site demobilization and voice digitization plans, synergies between fixed and mobile networks and so on. To support significant VoIP growth, the modernization and consolidation of the new IMS Core and SBCs were planned and deployed. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance.

In terms of our telecom database, we have been deploying new user data convergence (“UDC”) clusters in our network in order to have a unified database for all subscribers, simplifying user data management without losing reliability and availability.

For Data Core, we have started the LTE-M, Nb-IoT and private LTE networks providing new services for B2B and B2C markets.

In light of the flexibility demanded for 5G and IoT networks, in terms of time to market and new usages, since 2017 we have been working to virtualize the entire data core. In 2019, we reached more than 70% of our network with virtualized solutions.

As more services migrate to IP, the IP backbone has become a strategic asset to support customer demands and to increase revenues. The migration of sensitive and demanding services such as voice and television to IP and the expansion of products like cloud services and VoD have also increased the demand for higher quality broadband networks. At the same time, the expansion of fiber to customer homes and the launch of our 4.5G services (Carrier Aggregation) strongly increases bandwidth demands over the networks. As a result, three main drivers have surfaced as critical to business: availability, performance and cost-effectiveness.

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

Finally, as the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, the IPv6. Vivo has completed IPv6 project in 2017, which was important to guarantee full connectivity to our clients and to keep expanding our customer base.

In projects related to Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide telecommunications service, fixed or mobile. The Local Area Network works as an access for all services to the data network by connecting them to the IP Backbone.

We are evolving the Standard Ethernet Local Area Network (LAN) structure for the TRILL protocol (RFC 6326). The use of this protocol makes it possible to increase the resilience of the environment, allowing a considerable reduction in the faults that occurred and that could sometimes cause affectation in the service of the final client. We are also implementing the concept of decentralization in Technical Data Centers with Top of Rack (TOR) and End-of-Row (EOR) switches allowing cost savings with structured cabling, energy reduction, space and cooling. To keep up with network growth, in 2019 we increased site capacity by providing increased port capacity on existing sites and installed the TOR / EOR solution on 4 new sites.

To improve customer experience with our services, we continue to use the Cache solution to reduce bandwidth consumption on the IP backbone by locally storing content from partners such as Google, Netflix, Akamai and Facebook. This enabled us to optimize network resources and improve quality of service. In 2019, we increased capacity on existing sites as network data traffic increases.

Regarding Network Security projects, in a digital world where telecommunication networks are becoming increasingly complex, the security of networks becomes an indispensable factor for the success of our customers and for their business. Telefonica Brazil continued working constantly in 2019 to protect the network from a variety of targets and natures of attacks making it as difficult as possible for attackers and ensuring the functioning of the services.

Over the years, attackers have become much more sophisticated, using zero-day vulnerabilities and bypassing all traditional security defenses, therefore, besides tightening our perimeter security, we’ve kept focused on automation to allow more visibility and proactivity to minimize risks and maintain the confidentiality, integrity and availability of our data and servers. Periodic tasks such as analyzing attacks notifications, auditing firewalls rules and evaluating security elements performance have been the main areas subject to automation, allowing security professionals to focus on problems that are more complex.

Always observing the evolution of the threats and potential attacks, in 2019 we continued to increase the traffic capacity to be detected and mitigated by the protection tools, considering attacks coming from inside and outside our network.

We offer the IPTV service through the FTTH network using the Open Platform, created to revolutionize the way that Telefonica delivers the IPTV service. This platform consists of Pay TV with video broadcasting offered through the IP protocol. It consists of several global partners, developing modules in partnership with Telefonica and connecting into the existing Global Video Platform. Our local team customized the middleware for Set-Top-Box, creating one standard version which brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and OTT platforms. Several components were integrated to create a whole new ecosystem for IPTV, such as the inclusion of Instant Channel Change (ICC), Retransmission and Applications providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

Telefônica has the IPTV service available on more than 100 cities in Brazil and the growth seen on 2019 will be maintained in 2020, offering IPTV services to new cities. Telefônica has built additional Points of Presence (PoPs), increasing the number of local channels and improving IPTV quality on remote areas.

Besides the expansion to other cities, some IPTV features allow for a better customer experience, such as Time Shift, Catch Up, OTTs and, in the future, 4K content.

The interface of IPTV service was changed to improve the customer experience. More channels were deployed offering new entertainment options for customers. The CDN platform growth has secured Telefônica the ability to offer more VoD titles and OTT services.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and relays technologies of TV over IP protocol (IPTV), and the continuous evolution of TV services.

Telefônica Brasil continued to expand the capacity and coverage of its mobile networks in order to absorb the growth in voice and data traffic, further away from the competition, with significant growth in 4G coverage, while remaining as the 3G technology leader.

At the end of 2019, our mobile network covered 4,658 cities in Brazil in the LTE Advanced Pro, LTE, WCDMA and GSM / EDGE digital technologies. The number corresponds to 83.63% of the total cities in Brazil or 96.4% of the Brazilian population. At the end of 2019, our 2G / GSM-EDGE network extends across 3,758 cities. In the same period, the 3G / WCDMA network was present in 4,502 cities.

The 4G / LTE technology launched in 2013 was an important advance for our mobile network since it provides higher transmission rates than 3G. In 2019, we continued to expand the coverage of this technology and by the end of the year, our 4G network reached 3,206 cities.

Since 2015, we started to develop network sharing in 4G with OI and TIM. At the end of 2019, 128 Brazilian cities had radio base stations shared and in 299 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM or OI. In 2017, we also started to develop network sharing in 3G with Claro and at the end of 2019, 159 Brazilian cities had radio base stations shared and in 141 cities we provided new 3G coverage with RAN Sharing using infrastructure from Claro. In 2018, we also started to develop network sharing in 3G with TIM, and at the end of 2019, 37 Brazilian cities had shared radio base stations, and in 72 cities we provided new 3G coverage with RAN Sharing using infrastructure from TIM. In 2019, we also started to develop network sharing in 4G 700 MHz with TIM (as a Proof of Concept), and at the end of 2019, 10 Brazilian cities had shared radio base stations, and in 10 cities we provided new 4G coverage with RAN Sharing using infrastructure from TIM. The strategy of Radio Access Network Sharing allows us to fulfill part of the ANATEL’s obligations that were imposed as part of our spectrum acquisitions, additionally, it reduces network deployment costs.

We have deployed our LTE network with 700 MHz, 1,800 MHz, 2,100MHz and 2,600 MHz frequencies in 2019, activating LTE Advanced Pro technology (commercially known as 4,5G), aiming the coverage, capacity and the customer experience improvement. At the end of 2019, we reached 1,208 cities with this technology.

Fraud detection and prevention

During 2019, we continued our work in combating the two main types of fraud, as follows:

•	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had a reduction of 0.9% in losses related to subscriptions, from R$64.4 million in 2018 to R$63.8 million in 2019. The primary cause of this reduction was the revision of certain detection processes and improvements of controls used to monitor fraud events, which took place during the year, enabling us to capture more cases of fraud relative to the expansion of our network in the period and the implementation of facial recognition at in-person sales channels.

•	Identity Fraud: also known as “social engineering,” an identity fraud takes place through call centers or resellers, where a caller has access to information belonging to our existing clients contacts our call centers and makes unauthorized changes and activations. We had a reduced loss in relation to expenses with this type of fraud, amounting to R$0.03 in the year. We were able to ensure that these kinds of losses did not cause broader financial costs by quickly identifying such instances, ensuring the efficiency of our processes.

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

We have a roaming agreement with MTN Irancell. During 2019, we recorded U.S.$0.68 in roaming revenues and U.S.$169.11 (before taxes and U.S.$184.32 after taxes) of expenses payable to MTN Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.

Network sharing agreement

In 2014, Telefônica Brasil executed a network sharing agreement with Nextel in order to provide mobile services coverage (voice, data and SMS) through our 2G and 3G network to 67 area codes. ANATEL approved the agreement and the execution of the operation in March 2014. In 2016, the parties decided to review the network sharing agreement and extend it throughout the national territory and decided to enter into a RAN Sharing Agreement in order to provide Nextel the network conditions to fulfill its mobile coverage obligations. RAN Sharing agreement was approved by CADE in July 2016 and by ANATEL in August 2016.

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

In December 2019, Telefônica Brasil and TIM had entered into two network sharing agreements regarding electronic equipment and mobile sites on 2G, 3G and 4G networks, in order to (i) decommission of outdated technology; (ii) 4G coverage expansion; and (iii) gain spectrum and cost efficiency. Both agreements are under ANATEL and CADE scrutiny.

The approval of the aforementioned agreements, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In the case such agreements are terminated before the expected deadline, each provider must meet its coverage commitments with its own network, under the penalty of extinction of the use of radio frequencies’ authorizations.

Competition

Competition in the fixed and mobile markets continued to be intense in 2019. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 4.5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios.

The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.

In the mobile market, we continued to lead in market share, with a 32.9% share according to information from ANATEL as of December 31, 2019. This year, the competition remained intense in 4G and 4.5G network coverage expansion and subscribers’ growth.

We lead the mobile market in 13 states: Acre, Amazonas, Amapá, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in five states: Alagoas, Ceará, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in two states: Paraíba and Pernambuco. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in seven states: Distrito Federal, Goiás, Maranhão, Piauí, Rio de Janeiro, Rondônia and Tocantins (according to ANATEL, as of November 2019).

On the fixed front, the wireline and pay TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro Brasil (which includes NET, Claro and Embratel) and Oi, which is stronger in the fixed services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) has been offering its fixed broadband network ‘TIM Live’ in twenty cities. SKY, currently controlled by AT&T, has pay TV and broadband services (LTE TDD 4G). In addition, we have competition from thousands of regional service providers throughout the country.

Regulation of the Brazilian Telecommunications Industry

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under a concession agreement that authorizes us to provide specified services and subjects us to certain obligations, according to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização – PGMU), and Quality Regulations.

ANATEL is the regulatory agency established by the General Telecommunications Law and is administratively and financially independent from the Brazilian government. Any proposed regulation by ANATEL is subject to a period of public comment and, occasionally, public hearings, and its decisions may be challenged in Brazilian courts.

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

A concession may only be granted pursuant to a public bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return the possession of the reversible assets from the concessionaire to the government authority upon termination of the concession. Another distinctive feature of public concessions is the right of the concessionaire to maintain economic and financial standards, which are calculated based on the rules set forth in our concession agreement and was designed based on a price cap model.

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and is expected to have a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated Regulatory Framework”.

The companies that operate concessions under the public regime are Telefônica Brasil, Oi, Algar, Sercomtel and Claro (Claro for domestic and international long-distance service). These companies provide fixed-line telecommunications services in Brazil that include local and long-distance services (domestic and international). All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime.

Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period of time. Under an authorization, the government does not provide a guarantee to the authorized company of a financial-economic equilibrium (equilíbrio econômico-financeiro), as is the case under concessions. Fixed voice authorization licenses holders are entitled to freely compete with the concessionaires in their respective areas without any limitation.

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

Obligations of telecommunications companies

Pursuant to the concessions and authorizations, we and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. Telecommunication concessionaires are also subject to a set of special restrictions regarding the services they may offer, which are listed in the General Grants Plan (Plano Geral de Outorgas – PGO), and special obligations regarding network expansion and modernization contained in the PGMU

In January 2017, ANATEL held a public consultation relating to the new rules of the PGO containing an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new legal framework discussed in the Congress at that time. However, the changes in the General Telecommunication Law were approved only in October 2019. Despite the ANATEL’s efforts in 2017, a series of regulations to create the conditions proposed under the new Law must be prepared and revised.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million per infraction.

Our operations are regulated as follows:

•	Fixed line voice services (local and long distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for an additional period of 20 years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal - SMP) authorizations.

•	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;

•	Pay TV service, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term; and

•	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesales services are also regulated by ANATEL Resolution No. 694, dated July 17, 2018 – General Competition Targets Plan (Plano Geral de Metas de Competição - PGMC).

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Quality regulations in Brazil

In December 2019, the ANATEL approved the new Quality Regulation (“RQUAL”), which changes the way the agency will monitor the performance of telecommunications operators. In addition to promoting quality indicators increasingly associated with consumer experience and widespread dissemination of results, the concept of responsive regulation was introduced, encouraging advanced corrective actions to problems, rather than solely imposing fines when goals are not met.

Providers will be evaluated for certain quality requirements and will receive annual “seals” from “A” to “E” in each Brazilian municipality. If the provider has quality deterioration in a municipality compared to the previous label and is in the last two positions (seals D or E), customers may terminate their contracts without paying penalties (if the service was contracted at the time the provider’s quality seal was superior).

Seals will be awarded annually with quality measurements per municipality and state, as well as Brazil as a whole, based on three indicators: quality of service index, perceived quality index and user complaint index.

An independent entity, funded by the providers, will measure the quality of services, but ANATEL will able to contract complementary measures. In addition to this entity, the regulation amended the consumer rights regulations, creating the obligation to establish an ombudsman, directly linked to the company’s presidency.

The full implementation of this new regulation will not take place until 2022. ANATEL has set a deadline of 18 months for the Implementation Group to develop the Operational Manual, making the first measurements. and publication of the Reference Values Document (“DVR”) to only then apply quality seals.

RQUAL already revoked most of the existing indicators in the old quality regulations (“RGQs”). The reimbursement criteria in the Services Regulations were also revoked, and only the RQUAL provisions are in force.

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

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis of calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made on April 2019, based on 2018 revenue. The next payment is therefore scheduled for 2021 based on 2020 revenue. See Note 1 to our Consolidated Financial Statements.

On June 27, 2014, ANATEL held a public consultation for the PGMU. Since there was no mutual agreement between ANATEL and operators for the signature of the 2015 concession agreement contracts, the new version of the PGMU was also delayed. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018, which approves the revision of the PGMU targets. The new plan replaces some obligations, mainly related to public telephony, for obligations related to 4G mobile network. These targets have been criticized by most of the local operators.

Also, in December 2018, ANATEL initiated a public consultation for the last PGMU revision, concerning the period between 2021 and 2025 (PGMU V). The public consultation was concluded and ANATEL still has to evaluate all the contributions to structure a final version of the PGMU and submit it for deliberation by their board of directors.

According to our concession agreements, all assets owned by us which are indispensable to the provision of the services described in such agreements are considered “reversible assets”. As per ANATEL’s recent interpretation of current regulations, these assets will be automatically returned to ANATEL upon the expiration of the concession agreements, in accordance to the regulation in force at that time, and would not be available to creditors in the event of insolvency, bankruptcy or similar events. With the recent Law No. 13,879 approval (October 2019) and the new regulatory framework, this rule might cease to exist in light of the possibility of transforming concessions into authorizations.

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC No. 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and is expected to have a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated Regulatory Framework”.

For information about regulations affecting rates we are able to charge under our concession agreements, see “—Rates, Taxes and Billing.”

Obligations on concessionaires to provide fixed line service under the public regime

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

Public telephone regulation

In December 2018, Decree nº 9.619/2018 came into force, approving the revision of the PGMU. The new plan, called PGMU IV, replaces some obligations, mainly related to public telephony, for obligations related to 4G mobile network. These targets have been criticized by several of the local operators.

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

In July 2018, ANATEL approved Resolution nº 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewals costs. This new regulation took effect in May 2019.

In November 2018, ANATEL approved the Resolution nº 703, which establishes new spectrum cap regulation. There are two groups of bands with specific limits for a given area:

•	Frequencies up to 1 GHz: each operator may hold up to 35% of the bands;

•	Frequencies between 1 GHz and 3 GHz: each operator may hold up to 30% of the bands.

All these limits can be extended by up to 40%, through competitive constraints that may be imposed by ANATEL. For frequencies above 3GHz, the limits will be determined in the specific auction terms.

Mobile service licenses (SMP)

Generally, current spectrum authorizations are valid for 15 years and can be renewed only once. Although the recently-approved New General Telecommunications Law allows successive spectrum renewals, we cannot guarantee that the new conditions will apply to existing licenses.

ANATEL may interpret that the new renewal conditions are only valid for authorizations issued under the new law. ANATEL may also determine a mandatory “re-bidding” processes in certain spectrum bands and refuse renewal requests. A re-bidding process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2020 and 2028. If renewal is not allowed, we would be required to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected, and our services could become unavailable in certain regions.

Renewed licenses require a payment of 2% of net operating revenues earned in region included in the authorization, every two years for the duration of the extension period. In the 15th year, we must pay 1% of the aforementioned amount.

In July 2018, ANATEL published Resolution No. 695 with a new Public Spectrum Price Regulation. The Resolution stablishes new criteria for license renewal costs. The formula considers factors such as grant time, revenue earned in the region and amount of spectrum used by the company. Part of the payment can be converted into investment commitments. The applicability of the new rules on current licenses, however, is uncertain.

Our SMP authorizations include the right to provide mobile services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Region	Frequency	Bandwidth (MHz)	Notes	Year of Exp. Date	Notes
Brazil (9)	450 MHz	14	(1)	2027
Brazil (9)	700 MHz	20		2029
Brazil (9)	850 MHz	25	(2)	2020-2028	(3)
Brazil (9)	900 MHz	5	(4)	2020-2023	(5)
Brazil (9)	1800 MHz	20	(6)	2020-2023	(5)
Brazil (9)	2100 MHz	20-30	(10)	2023
Brazil (9)	2500 MHz	40	(7)	2027-2031	(8)

(1)	State of São Paulo (municipalities with CN 13 to 19), state of Minas Gerais and North East (AL, CE, PB, PE, PI, RN e SE).

(2)	Except regions 2', 4', 6', 7', 7’’ and 10.

(3)	Regional licenses: expiration and renewal dates are dependent on the region. The license in Rio de Janeiro is due to expire in 2020.

(4)	Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.

(5)	Regional licenses: expiration and renewal dates are dependent on the region. The license in MG Interior is the first to reach its renewal date in 2020.

(6)	20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).

(7)	40 MHz is the most common bandwidth, but it is 60 MHz in some regions.

(8)	Band X will expire in 2027 and Band P will expire in 2031.

(9)	Telefónica Brazil uses high and low frequencies spectrum in all regions of Brazil.

(10)	30MHz in regions where the bandwidth from 1900 MHz frequency has been migrated to 2100 MHz frequency.

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2’	SP - towns of sector 33 of the PGO
3	RJ and ES
4	MG
4’	MG - towns of sector 3 of the PGO
5	PR and SC
5’	PR - towns of sector 20 of the PGO
6	RS
6’	RS - towns of sector 30 of the PGO
7	AC, DF, GO, MS, MT, RO and TO
7’	GO - towns of sector 25 of the PGO
7’’	MS – towns of sector 22 of the PGO
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

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

In 2012, Telefônica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements imposed by ANATEL, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. ANATEL is responsible for verifying compliance with such targets and has not yet completed its review of our compliance with our coverage commitments for the year ended December 31, 2019.

Currently, we have made 4G services available in over 3,100 municipalities. Telefônica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL.

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

Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed, mobile and broadband services. On September 30, 2014 we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders are responsible for financing and managing the band cleaning process (Analog TV switch off) which was implemented through a legal entity specifically incorporated for this purpose, as set forth in the bidding process and applicable regulations (EAD).

Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band. Notwithstanding, ANATEL still must certify the accomplishment of spectrum cleanup targets.

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

Pay TV services

Regulations for pay TV services – SeAC

We are authorized to provide Pay TV Services (Serviço de Acesso Condicionado - SeAC) throughout Brazil by means of different technologies (Fiber, DTH and coaxial).

Law No. 12,485/2011 established the most important aspects of this service, including the imposition of a minimum national content requirements, carrier obligations and rights and cross ownership restrictions.

Since 2019, the Brazilian Congress have been discussed bills amending SeAC law. Among the proposals is the review of limitations to cross-control between telecom providers and content producing and programming companies. Regulatory asymmetries between SeaC and OTT services are also being debated.

Interconnection fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

•	Fee for the use of our local fixed service network (TU-RL) - we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local fixed service, for which a fee is not charged;

•	Fee for the use of our fixed service long-distance network (TU-RIU) - we charge long distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;

•	Fee for the use of mobile network (MTR) - we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use; and

•	Fee for the use of leased lines by another service provider (EILD). We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

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

EILD

On May 18, 2014, ANATEL approved the proposed standard for setting maximum values of Industrial Dedicated Line (EILD), based on Cost Models. Values for EILD were published through Act No. 6212, which contains a single reference table which is valid from 2016 until 2019. In addition, the general competition plan requires companies with significant market power to present a public offer every six months informing standard commercial conditions, which is subject to approval by ANATEL.

On December 17, 2018, ANATEL approved through Act No. 9,920 a revision of the EILD reference table, valid for 2020 onwards.

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. In 2016, ANATEL authorized MVNO companies to be affiliates of other certain network operators, and for that reason, we have signed agreements with companies authorized to operate as an MVNO in Brazil.

Brazilian MVNO regulations allow two operating models: “authorized” (in which MVNO holds its own SMP authorization but operates under an MNO’s network) and “accredited” (in which the company doesn’t hold an SMP authorization and acts as a MNO’s representative and offers services jointly). In August 2019, ANATEL held a public consultation about regulatory barriers to IoT expansion and proposed changes in MVNO regulations. These changes, if adopted, reduce the regulatory burden of many aspects of the “accredited” model, such as the representation of multiple MNOs, more autonomy on numbering resources and network agreements.

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

The law will take effect in 2020 to allow public and private entities to adapt to the new rules. On December 27, 2018, the Brazilian government created the National Data Protection Authority through a Medida Provisória 869/2018.

We believe these measures will offer our clients greater protection with respect to how their personal information is used and shared, and creates opportunities for new services that make use of aggregated information.

In July 2019, the Brazilian Government sanctioned Law No. 13,853/2019, which promotes changes in the Law of Personal Data Protection and defines the National Data Protection Authority (Autoridade Nacional de Proteção de Dados - ANPD) as a transitory entity, which may be transformed into an independent regulatory agency reporting to the Presidency of the Republic within two years.

Resolutions published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2019. The most relevant among these regulations were:

•	Resolution No. 716: Approves the Brazilian Frequency Assignment, Destination and Distribution Plan;

•	Resolution No. 715: Approves Telecommunication Product Conformity Regulations;

•	Resolution No. 714: Amends the Separation and Accounting Regulation (RSAC – Regulamento de Separação e Alocação de Contas), approved by Resolution No. 396/2005, and defines the deadline for delivery of 2018 data;

•	Resolution No. 713: Amends Annex II of Local Area Regulation for the Fixed Telephone Service (STFC – Serviço de Telefonia Fixa Comutada);

•	Resolution No. 712: Approves the Sectoral Data Collection Regulation and makes other arrangements;

•	Resolution No. 711: Allocates radio frequency bands and approves the 3.5 GHz Band Conditions of Use Regulation;

•	Resolution No. 710: Allocates the 2.3 GHz Band to the Private Limited Service (SLP – Serviço Limitado Privado) and approves the 2.3 GHz Band Conditions of Use Regulation; and

•	Resolution No. 709: Approves the General Numbering Regulation (RGN – Regulamento Geral de Numeração).

Public consultations published

In 2019, ANATEL, MCTIC and ANCINE announced a series of public consultations. The most relevant among these public consultations were:

•	ANATEL Public Consultation No. 8: List of projects that may be established as additional commitments in Conduct Adjustment Terms (“TAC”);

•	ANATEL Public Consultation No. 9: Tariff freedom in the fixed telephone service (Local and Long Distance); granularity review of Local Areas;

•	ANATEL Public Consultation No. 14: Use of 1.427 - 1.518 MHz (L Band) band for International Mobile Telecommunications (IMT);

•	ANATEL Public Consultation No. 15: Radiofrequency allocation in the “S band”;

•	ANATEL Public Consultation No. 16: Proposal for Supervision Regulation;

•	ANATEL Public Consultation No. 20: Update of radiocommunication services attributions in Brazil, according to World Conferences;

•	ANATEL Public Consultation No. 22: Regulatory framework of television channel programing applications available on the Internet;

•	ANATEL Public Consultation No. 25: Femtocell regulation review;

•	ANATEL Public Consultation No. 26: Actions taken by Anatel to combat piracy;

•	ANATEL Public Consultation No. 35: Possibility of allowing a neutral and external entity to negotiate the pole sharing conditions with the electricity distribution companies;

•	ANATEL Public Consultation No. 36: Alteration of ANATEL’S Internal Regulations;

•	ANATEL Public Consultation No. 39: Reduction of regulatory barriers to stimulate IoT applications and M2M communications;

•	ANATEL Public Consultation No. 51: Revision of the Universalization Obligations Regulation (“ROU”), which regulates the obligations provided by General Plan of Universalization Targets (PGMU) 2016-2020;

•	ANATEL Public Consultation No. 55: Users Council Regulation;

•	ANATEL Public Consultation No. 59: Potency limits in 3.3 - 3.6 GHz band, for SMP, SCM, STFC, and SLP stations.

•	ANATEL Public Consultation No. 60: Potency limits in 2.3 - 2.4 GHz band, for SMP, SCM, STFC, and SLP stations;

•	ANATEL Public Consultation No. 61: Specific changes in Telecommunications Consumers Rights Regulation;

•	ANATEL Public Consultation No. 64: Bid Notice - Brazilian Satellites Exploration Rights;

•	MCTIC Public Consultation: Brazilian 5G Strategy;

•	MCTIC Public Consultation: Artificial Intelligence Strategy;

•	ANCINE Public Consultation: Pay TV Regulatory Review; and

•	ANCINE Public Consultation: Video on Demand.

Other regulatory matters

Regulation for competition

ANATEL launched in December 2016 a Public Consultation for the Regulation that set price references for the wholesale products. The proposal aims to determine that ANATEL’s Cost Model should be the only source of information for the validation of these prices.

In July 2018, ANATEL approved the revision of the General Competition Plan (PGMC – Plano Geral de Metas de Competição) - Resolution No. 694/2018. The regulation establishes a new relevant market (high capacity data transport) and introduces the concept of retail competitiveness levels for each municipality (ranging from category 1 - fully competitive - to category 4 - non-competitive areas where public policies are necessary to enable services).

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

Updated Regulatory Framework

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and is expected to have a significant impact on this industry.

The law allows fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking remains under way to fully implement the law and permit operators to migrate to the new regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. Operators will be required to invest such gains in broadband-related projects, which will need to be defined by ANATEL. If an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025, at ANATEL’s discretion. In December 2019, a public consultation was launched to hire an independent consulting firm to assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the concession regime to the private (authorization) regime, and this process remains ongoing.

Furthermore, the New General Telecommunications Law also provides for the possibility of renewing a spectrum’s exploration authorization multiple times, so long as ANATEL’s requirements and stipulations are met. Under the previous model, each authorization renewal was limited to a single renewal. In addition, it created the possibility of a secondary spectrum trading market among authorized operators, where trades can be placed directly between them. Similarly, companies holding the rights to explore Brazilian satellite positions can have their permits renewed on an unlimited basis. However, these aspects of the law are still subject to implementation through regulations, which have yet to be passed.

Finally, under the New General Telecommunications Law, the FUST law was revised to clarify that radio and video broadcasting services are not subject to taxation under the FUST.

C. Organizational Structure

On December 31, 2019, 94.31% of our voting shares were controlled by our three major controlling shareholders: SP Telecomunicações Participações Ltda. with 51.46%, Telefónica S.A. with 34.67% and Telefônica Latinoamérica Holding, S.L. with 8.18%. Telefônica Latinoamérica Holding, S.L., or Telefônica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly owned subsidiary of Telefónica S.A. Therefore, Telefónica S.A. was the beneficial owner of 94.47% of our voting shares, as Telefónica Chile S.A., holder of 0.16% of our voting shares, is also a wholly owned subsidiary of Telefónica S.A.. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our significant subsidiaries are Terra Networks Brasil S.A., or Terra, Telefônica Infraestrutura e Segurança, or TIS, POP Internet Ltda., or POP, and Telefônica Transporte e Logística Ltda., or TGLog, of which are wholly owned and headquartered in Brazil.

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

We have a roaming agreement with MTN Irancell. During 2019, we recorded US$0.68 in roaming revenues and US$169.11 (before taxes and US$184.32 after taxes) of expenses payable to MTN Irancell under this agreement.

In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2019:

(1)	Telefónica Móviles España (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecommunications Kish Co. (“TKC”). During 2019, TME recorded the following revenues related to these roaming agreements: (i) 67,273.13 euros from MTCI, (ii) 323.77 euros from Irancell, (iii) no revenues from Taliya, and (iv) no revenues from TKC.

TME also held a roaming hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”), until December 31, 2019. Under the related agreement, L2O provided a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. During 2019, L2O recorded revenues of 9,000.00 euros from

Irancell. L2O closed its contractual relationship with Irancell on June 30, 2019. The roaming arrangement between TME and Irancell under the L2O framework was terminated on April 30, 2019.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2019, TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 7,441.13 euros from Irancell.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has a roaming agreement Taliya. During 2019, TUK recorded no revenues from Taliya. TUK had also a roaming arrangement under the L2O framework with Irancell that was terminated on April 30, 2019. TUK recorded 314.54 euros in roaming revenues from the roaming arrangement with Irancell under the L2O framework.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), Telefónica’s Argentinean directly and indirectly wholly-owned subsidiaries, have a roaming agreement with Irancell. During 2019, TA recorded 1.27 euros in roaming revenues under this agreement.

(5)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2019, PCS recorded 9.33 euros in roaming revenues under this agreement.

(6)	Telefónica del Perú, S.A.A. (“TdP”), Telefónica’s Peruvian 98.57% indirectly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TdP recorded no revenues under this roaming arrangement with Irancell under the L2O framework.

(7)	Colombia Telecomunicaciones, S.A. ESP (“ColTel”), Telefónica’s Colombian 67.50% directly and indirectly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 ColTel recorded no revenues under this roaming arrangement with Irancell under the L2O framework.

(8)	Telefonía Celular de Nicaragua S.A. (“TN”), Telefónica’s Nicaraguan 60% indirectly-owned subsidiary until its sale, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019, TN recorder no revenues under this roaming arrangement with Irancell under the L2O framework. The sale of TN was completed on May 16, 2019.

(9)	Telefonica Móviles del Uruguay S.A. (“TMU”), Telefónica’s Uruguayan directly wholly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TMU recorded 0.24 euros in roaming revenues under this roaming arrangement with Irancell under the L2O framework.

(10)	Telefónica Móviles Chile S.A. (“TCH”), Telefónica’s Chilean directly wholly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TCH recorded 4.94 euros in roaming revenues roaming revenues under this roaming arrangement with Irancell under the L2O framework.

The net profit recorded by Telefónica’s subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide the Telefónica group’s customers with coverage in areas where the group does not own networks. For that purpose, Telefónica’s subsidiaries intend to continue maintaining these agreements.

The Telefónica group does not currently have any forthcoming plans to enter into new roaming arrangements with Iranian telecommunication companies. However, the group may consider entering into such arrangements in the future.

D.	Property, Plant and Equipment

On December 31, 2019, we had fixed and mobile operations in 2,737 properties, 1,459 of which we own, of which 124 are administrative buildings. Furthermore, we have entered into standard leasing agreements to rent the remaining properties, under which 130 administrative areas, 6 kiosks and 271 retail stores are leased.

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

On December 31, 2019, the net book value of our property, plant and equipment amounted R$42.8 billion (R$34.1 billion on December 31, 2018), which included reversible assets in the amount of R$8.2 billion.

Environmental matters

Brazilian Federal, state and municipal legislation provide for the control and protection of the environment. These laws govern the appropriate use of natural resources, control of atmospheric emissions and noise, treatment of effluents, handling and final disposal of hazardous materials and solid waste, amongst others.

Under these laws, certain environmental licenses must be secured prior to the construction, installation, expansion and operation of facilities that use natural resources or that may pollute the environment, including those related to installation and operation of radio/cell base stations and antennas. According to the stage of the project, the environmental licenses may be: (1) a preliminary license, which approves the location and design of the project and must be obtained in the early stages of the project or activity to certify its environmental feasibility; (2) an installation license, which authorizes the installation of the project or activity in accordance with the specifications set forth in approved plans, programs and projects; or (3) an operation license, which authorizes commencement of operations once the conditions for compliance with the preliminary and installation licenses are met, and may impose additional conditions applicable to the project’s operations.

Besides environmental licensing, other environmental regulations may affect our operations, such as, among other matters, regulations related to air emissions, soil and water pollutants, take-back systems, recycling and waste management, protection and preservation of fauna, flora and other features of the ecosystem, water use, interference with areas of cultural and historical relevance, environmental protected areas, Conservation Units (UCs) or their surroundings, Permanent Preservation Areas (APPs) and contaminated areas.

Regarding the last subject matter, in accordance with the Environmental National Policy (Law No. 6,938/1981), the owner of a real estate property located in a contaminated area may be compelled by the relevant environmental agency to clean up the area, regardless of fault and the damage causes. Environmental authorities have been adopting an increasingly stringent position in connection with the handling of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. Non-compliance with guidelines set by the relevant environmental and health authorities with respect to surveys and analyses of potentially contaminated areas or the exposure of persons to toxic fumes or residues may result in administrative and legal penalties for the developer and their management, in addition to the damage it can cause to our reputation as a responsible company. Whenever soil contamination is suspected, we conduct periodic environmental investigations to assess any possible liability with respect to this fact.

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

We have a series of systems in place to protect our networks, our reputation and operations from environmental damage, including specific insurance coverage relating to civil and environmental matters.

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. In 51 cities (that cover more than 40% of our clients) we have a certified Environmental Management System that meets ISO 14,001 requirements since 2016. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation. The energy consumption of our network infrastructure is very high and to address this challenge we established a global target that at least 50% of our energy consumption would come from renewable sources by 2020 and 100% by 2030. However, in 2018 we decided to acquire Renewable Energy Certificates (RECs), which offset our energy consumption from non-renewable sources, ensuring that from 2019 on 100% of our current energy consumption either directly originates from clean and renewable sources, or is offset by RECs that represent energy originated by clean and renewable sources. Therefore, on a net basis, we have reached our goals well before the stipulated deadline.

Also, to comply with Brazilian Federal regulations, (National Solid Waste Policy - Law 12,305/10) as we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. In the fixed line telecom business, we offer the option of home collection or store return of the equipment in case of disconnection due to default or end of contract. Through Call Center or via web form, customers can schedule pick-ups or choose the closest store for permanent disposal. These materials undergo triage and can be refurbished to be used again with full technical capacity and layout conditions. These processes ensure that almost all of the collected electronic waste is recycled or reused.

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

Brazilian economic environment

The Brazilian economy has experienced varying rates of growth this decade. According to IBGE (Instituto Brasileiro de Geografia e Estatística), the Brazilian GDP increased by 1.3% in each year in 2018 and 2017, after decreasing by 3.3% in 2016 and 3.5% in 2015. According to market data, in 2019, the Brazilian GDP grew by approximately 1.2%.

Consumer prices, as measured by the IPCA, increased by 4.3% in 2019. Accordingly, growth in consumer prices stood below in line with target band established by the Central Bank of 4.25% +/- 1.5%. In 2018 and 2017, the increases in IPCA were 3.7% and 2.9%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, calculated by the FGV, which includes wholesale, retail and home-building prices, was 7.1% in 2018, compared to deflation of 0.4% in 2017, respectively. In 2019, the IGP-DI recorded inflation of 7.7%.

As inflation rate measured by IPCA stood in line with the target of 4.25%, the Central Bank decreased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 4.5% by the end of 2019, from 6.5% as of the end of 2018.

Brazil closed 2019 with a trade balance surplus of US$39.4 billion, a lower but still comfortable level than in relation to the surplus of US$53.0 billion the end of 2018. Exports decreased by 6.3%, registering US$ 224.4 billion, underperforming the imports, which decreased by 0.8%, to US$ 185.0 billion. Foreign Direct Investments inflows into the country have increased slightly, reaching US$ 78.6 billion, compared to US$ 78.2 billion in 2018. Portfolio investments have registered negative net flows of US$ 10.5 billion in 2019, in comparison to negative flows of US$ 6.8 billion in 2018. International reserves at the end of 2019 were US$356.9 billion, a decrease of US$17.8 billion compared to December 31, 2018, as result of Central Bank interventions to curb volatility in the exchange rate.

Despite the improvement in economic activity and the stable levels of inflation and external accounts, some areas of the economy remained in a delicate situation, as is the case of the primary fiscal deficit. The public sector fiscal result this year was another deficit, of 0.9% of the GDP, compared to 1.6% in 2018’s result. The improvement, resultant from recovery of the economic activity, expenditures control and efforts in finding extra revenues, have contributed for the change of outlook by some rating agencies to positive regarding the Brazilian sovereign debt credit rating. Therefore, risk premium indexes have decreased, backed also by the reduction in political uncertainty. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, reached 214 basis points by the end of 2019, down from 276 basis points at the end of 2018 and 240 basis points at the end of 2017.

The Real depreciated against the U.S. dollar in 2019 by 4.0%. The exchange rate on December 31, 2019 was R$4.0307 per US$1.00, from R$3.8748 per US$1.00 on December 31, 2018.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the twelve-month period ending December 2019 was 4.6% according to the most recent data published by ANATEL.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2015 through 2019:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)

December 31, 2015	10.7	10.7	11.1
December 31, 2016	7.2	6.3	6.0
December 31, 2017	(0.4)	2.9	3.2
December 31, 2018	7.1	3.7	5.5
December 31, 2019	7.7	4.3	4.6

(1)	Source: IGP-DI, as published by the FGV.

(2)	Source: IPCA, as published by the IBGE.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

The value of our net pension obligation on December 31, 2019, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2019 and of the income statement charge in 2017, 2018 and 2019 to changes in these assumptions, is disclosed in Note 30 to our consolidated financial statements.

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

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts granted. In addition, we categorize our revenue according to the following groups:

•	Fixed and mobile telephone services

Includes revenues from fixed and mobile telephone, principally:

•	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;

•	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;

•	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and

•	Usage charges: include measured service charges for calls, monthly fee and other similar charges.

•	Data Transmission and value-added services

•	Wholesale: includes the sum of infrastructure rental revenues; and

•	Value Added Services: Vivo Música, Vivo Educa, Vivo Sync, Vivo Play Kids, Vivo NBA, Vivo Família Online, Vivo Meditação, among others; and

•	Data Transmission: Fixed and mobile data including FTTH, xDSL, cable on the fixed side and 3G and 4G on the mobile side.

•	Interconnection fees

•	Interconnection fees are amounts we charge other cellular and fixed-line service providers for the use of our network.

•	Pay TV

•	Includes TV services through satellite, cable or IPTV technology.

•	Sale of goods and equipment

•	The sale of wireless devices and accessories.

•	Other Services

•	Other services include integrated solution services offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and

•	Other telecommunications services such as extended service, caller identification, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2019, 2018 and 2017 as well as the percentage change of each component.

On September 26, 2019, we announced that our wholly-owned subsidiary Terra Networks Brasil S.A. (“Terra Networks”) had acquired shares representing the total capital stock of Telefônica Infraestrutura e Segurança Ltda. (“TIS”), owned by Telefônica Ingeniería de Seguridad S.A. and Telefônica Digital España, S.L.U. Upon completion of the Transaction, as from September 1, 2019, TIS became a direct subsidiary of Terra Networks and indirectly owned by us. Notwithstanding, results from Telefônica Infraestrutura e Segurança Ltda. are not material and therefore our results of operations for the years ended December 31, 2019, 2018 and 2017 are comparable with our results of operations for the years ended December 31, 2016 and 2015. See Note 1 c.1 to our consolidated financial statements and “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Restructuring involving the subsidiary Terra Networks Brasil S.A. and Telefônica Infraestrutura e Segurança Ltda.” for further information.

In 2017, we acquired 100% of shares of Terra Networks Brasil S.A. (“Terra Networks”). Results of Terra Networks S.A. are consolidated into our financial statements as from July 3, 2017. Notwithstanding, results from Terra Networks are not material and therefore our results of operations for the years ended December 31, 2019, 2018 and 2017 are comparable with our results of operations for the years ended December 31, 2016 and 2015. See Note 1 c.1 to our consolidated financial statements and “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of Terra Networks by TData” for further information.

	Year ended December 31,			Percent change	Percent change
	2019	2018	2017	2019-2018	2018-2017
	(in millions of reais)
Net operating revenue	44,268.2	43,462.7	43,206.8	1.9%	0.6%
Cost of sales	(22,159.0)	(21,025.7)	(20,272.6)	5.4%	3.7%
Gross profit	22,109.2	22,437.0	22,934.2	(1.5%)	(2.2%)
Operating expenses:
Selling expenses	(12,701.3)	(12,832.7)	(13,136.4)	(1.0%)	(2.3%)

	Year ended December 31,			Percent change	Percent change
	2019	2018	2017	2019-2018	2018-2017
	(in millions of reais)
General and administrative expenses	(2,498.1)	(2,599.0)	(2,443.1)	(3.9%)	6.4%
Other net operating income (expenses), net	304.0	2,450.9	(722,5)	(87.6%)	(439.2%)
Total operating income (expenses), net	(14,895.3)	(12,980.8)	(16,302.0)	14.7%	(20.4%)
Operating income	7,213.9	9,456.2	6,632.2	(23.7%)	42.6%
Financial income (expenses), net	(820.1)	1,827.2	(903.0)	(144.9%)	(302.3%)
Equity pickup	0.7	(5.9)	1.5	(112.9%)	(493.3%)
Income before taxes	6,394.5	11,277.5	5,730.7	(43.3%)	96.8%
Income and social contribution taxes	(1,393.5)	(2,349.2)	(1,121.9)	(40.7%)	109.4%
Net income for the year	5,001.0	8,928.3	4,608.8	(44.0%)	93.7%
Net income attributable to:
Controlling shareholding	5,001.0	8,928.3	4,608.8	(44.0%)	93.7%
Net income for the year	5,001.0	8,928.3	4,608.8	(44.0%)	93.7%

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Gross operating revenue

Our gross operating revenue increased by 1.2% to R$66,571.9 million in 2019 from R$65,794.4 million in 2018. Service revenue decreased by 1.9%, to R$60,129.6 million in 2019 from R$61,292.4 million in 2018, mainly due to the maturity of fixed and mobile voice, prepaid and DTH, partially offset by the positive performance of key businesses, such as postpaid and FTTH. Sale of goods revenue increased by 43.1% to R$6,442.3 million in 2019 from R$4,502.0 million in 2018, due to the strong sales of mobile handsets and accessories in the period. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2019	2018	2019-2018
	(in millions of reais)
Gross operating revenue	66,571.9	65,794.4	1.2%
Services (1)	60,129.6	61,292.4	(1.9%)
Sale of goods (2)	6,442.3	4,502.0	43.1%
Deductions from gross operating revenue	(22,303.7)	(22,331.7)	(0.1%)
Taxes	(13,894.4)	(14,559.9)	(4.6%)
Services	(12,678.8)	(13,820.8)	(8.3%)
Sale of goods	(1,215.6)	(739.1)	64.5%
Discounts granted and return of goods	(8,409.3)	(7,771.8)	8.2%
Services	(6,319.6)	(6,289.0)	0.5%
Sale of goods	(2,089.7)	(1,482.8)	40.9%
Net operating revenues	44,268.2	43,462.7	1.9%
Services	41,131.2	41,182.6	(0.1%)
Sale of goods	3,137.0	2,280.1	37.6%

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, sim cards and accessories) and equipment of the “Soluciona TI.”

Net operating revenue

Net Operating Revenue increased by 1.9% to R$44,268.2 million in 2019 from R$43,462.7 million in 2018, due to the increase in revenues from telecommunication services, as a result of strong increase in data transmission and value-added services revenues from the successful upselling of mobile data bundles, strong migration to 4G and 4.5G, higher smartphone penetration within our customer base, and robust fixed broadband evolution, mainly due to strong growth in ultra-broadband revenues driven by higher adoption of FTTH and footprint expansion. These factors were partially offset by a reduction in outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2019, as described in “Item 4. Information On The Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Mobile Services—Interconnection Fees—Mobile service.”

Cost of sales

Cost of sales increased by R$1,133.2 million, or 5.4%, to R$22,158.9 million in 2019 from R$21,025.7 million in 2018. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2019	2018	2019-2018
	(in millions of reais)
Cost of goods sold	(3,157.0)	(2,406.1)	31.2%
Depreciation and amortization	(8,624.2)	(6,487.9)	32.9%
Outside services and other	(5,545.9)	(5,413.0)	2.5%
Interconnection and network use	(1,087.8)	(1,294.5)	(16.0%)
Rental, insurance, condominium and connection means	(1,388.2)	(2,957.4)	(53.1%)
Personnel	(758.8)	(872.0)	(13.0%)
Taxes, charges and contributions	(1,597.1)	(1,594.8)	0.1%
Cost of sales	(22,159.0)	(21,025.7)	5.4%

Cost of Goods Sold: Cost of goods sold increased by R$750.9 million, or 31.2%, to R$3,157.0 million in 2019 from R$2,406.1 million in 2018, mainly due to our strategy focused on increasing the sales of handsets with positive profit margins, which further increased the cost of goods sold in 2019 due to the larger volume of handsets acquired from suppliers to be resold.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$2,136.3 million, or 32.9%, to R$8,624.2 million in 2019 from R$6,487.9 million in 2018, impacted by the adoption of IFRS 16, which changed the way leases are accounted for, reducing leasing costs and replacing them by depreciation of right-of-use assets and interest on lease liabilities. The increase also reflects the higher level of investments made by the Company in the expansion of 4G and 4.5G network and the acceleration of FTTH deployment in 2019.

Outside Services and Other: Costs related to outside services and other increased by R$132.9 million, or 2.5%, to R$5,545.9 million in 2019 from R$5,413.0 million in 2018, primarily due to higher costs with electricity and maintenance activities.

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$206.7 million, or 16.0%, to R$1,087.8 million in 2019, from R$1,294.5 million in 2018, primarily as a result of the decreases in mobile and fixed termination rates mandated by ANATEL, which became effective in February 2019.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means decreased by R$1,569.2 million, or 53.1%, to R$1,388.2 million in 2019, from R$2,957.4 million in 2018, impacted by the adoption of IFRS 16, which changed the way leases are accounted for, reducing leasing costs and replacing them by depreciation of right-of-use assets and interest on lease liabilities. Excluding this effect, which amounted to R$1,699.9 million in 2019, costs related to rent, insurance, condominium and connection means grew 4.4% to R$3,088.1 million, due to higher rental and leasing expenses in connection with sites where we install our antennas, due to the expansion in 4G and 4.5G coverage and focus on service quality.

Personnel: Personnel expenses decreased by R$113.3 million, or 13.0%, to R$758.8 million in 2019 from R$872.0 million in 2018, driven by the rightsizing processes undertaken in the last years and to the reduction of back office functions, as a result of the digitalization of multiple processes within the Company.

Taxes, Charges and Contributions: Taxes, charges and contributions decreased by R$2.3 million, or 0.1%, to R$1,597.1 million in 2019, from R$1,594.8 million in 2018, primarily due to lower regulatory taxes paid in the period resulting from the disconnection of unprofitable prepaid customers, in accordance with ANATEL policies.

Operating expenses

Operating Expenses increased by R$1,914.5 million, or 14.7%, to R$14,895.3 million in 2019, from R$12,980.8 million in 2018. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2019	2018	2019-2018
	(in millions of reais)
Selling expenses	(12,701.2)	(12,832.7)	(1.0%)
General and administrative expenses	(2,498.1)	(2,599.0)	(3.9%)
Other operating income (expenses), net	304.0	2,450.9	(87.6%)
Total	(14,895.3)	(12,980.8)	14.7%

Selling Expenses: Our selling expenses decreased by R$131.5 million, or 1.0%, to R$12,701.3 million in 2019 from R$12,832.7 million in 2018, mainly due to lower expenses related to advertising, due to the higher usage of digital media, and call centers, back office, billing and posting, due to the increasing penetration of our digitalization and automation initiatives, which allowed for a higher adoption of our digital self-service app Meu Vivo, the number of customers adopting e-billing, and generated increases in online sales, improving our customer experience while reducing our related selling expenses.

General and Administrative Expenses: Our general and administrative expenses decreased by R$100.9 million, or 3.9%, to R$2,498.1 million in 2019, from R$2,599.0 million in 2018, due to lower expenses with the maintenance of buildings and administrative and judicial consultancy firms.

Other Operating Income (Expenses), Net: Other operating income, net decreased by R$2,146.6 million, or 87.6%, to an income of R$304.0 million in 2019, from R$2,450.9 million in 2018. The exceptional income registered in 2018, which amounted to R$3,386.4 million, was related to a positive outcome of legal proceedings we had in the Superior Court of Justice (STJ), which recognized the right to deduct the ICMS tax from the basis of calculation of PIS/COFINS contributions, leading to a revision of expense amounts relating to payments made by TELESP and Telefônica Data from 2003 to 2014 and by Vivo from 2004 to 2013. In 2019, other operating income (expenses), net was primarily related to the sale of assets such as data centers, towers and buildings, which were partially offset by expenses with taxes and contingencies.

Financial income (expenses), net

For the year ended December 31, 2019, financial expense, net reached R$820.1 million, a decrease of R$2,647.3 million, from an income of R$1,827.2 million for the year ended December 31, 2018, primarily because of the exceptional financial effect registered in 2018, in the amount of R$2,720.7 million, primarily resulting from exceptional income resulting from the above-mentioned judicial decisions relating to the exclusion of ICMS tax from the PIS/COFINS tax base on TELESP and Telefônica Data’s operations from 2003 and 2014 and from Vivo’s operations between 2004 and 2013.

Income and social contribution taxes

We recorded an expense from income and social contribution taxes in the amount of R$1,393.5 million in 2019, compared to an expense of R$2,349.2 million in 2018, a reduction of R$955.7 million as a result of a decrease of 43.3% in income before income tax and social contribution against the prior year.

The effective rate of income and social contribution taxes increased to 21.8% in 2019 compared with 20.8% in 2018, primarily as a result of lower interest on shareholders’ equity distributed in comparison to the prior year, which produced favorable tax effects in 2018.

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

For a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” of our annual report on Form 20-F for the year ended December 31, 2018.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2019, we had R$3.4 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$17.7 billion in 2019, an increase of 48.4% compared to R$11.9 billion in 2018. The increase in cash flow from operations is due to the clearing in 2018 of the provisions for legal deposits (Fistel and EBC fees that were previously judicially deposited and that were converted into cash to make payments under these proceedings in 2018) of R$ 2.5 billion, offset by cash flow used in investing activities, without cash outflow. Excluding these exceptional impacts in 2018, our cash flow from operations would have increased by 22.7% in 2019 compared to the prior year. This increase reflects the increase in mobile revenues mainly driven by the increase in device revenues. There was also a decrease in expenses with interconnection, call center and commissioning, as well as the use of tax credits amounting to R$3.0 billion in 2019, in comparison to a use of tax credits of R$1.4 billion in 2018, affecting our taxes, fees and contributions.

For a discussion of our sources of funds for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2018.

Uses of Funds

Our cash flow used in investing activities was R$7.9 billion in 2019 compared to R$5.7 billion in 2018. The increase in cash flow used in investing activities is due to the clearing in 2019 of the provisions for legal deposits established in 2018 (Fistel and EBC fees that were previously judicially deposited in 2018 and that were converted into income in 2019) of R$ 2.5 billion, offset by cash flow from operations, without cash outflow. Excluding these exceptional impacts, our cash flow used in investing activities would have decreased by 3.1% in 2019 compared to the prior year.

Our cash flow used in financing activities recorded an outflow of R$9.8 billion in 2019 compared to an outflow of R$ 6.9 billion in 2018. The increase in cash flow used in financing activities of R$2.8 billion in 2019 compared to 2018 was due primarily to the increase in payment of dividends and interest on equity (R$2.0 billion) and payments of loans and debentures (R$0.8 billion).

For a discussion of our uses of funds for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2018.

Indebtedness

As of December 31, 2019, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
PSI	R$	2,5% to 5,5%	2023	9.0
BNB – Banco do Nordeste loans and financing	R$	7.0% to 10.0%	2022	39.9
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	56.7
Debentures 5th issue - Single Series	R$	108.25% of CDI	2022	2,043.3
Debentures 6th issue - Single Series	R$	100% of CDI + 0.24 spread	2020	1,004.3

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
Finance Leases (1)	R$	–	2033	9,191.2
Contingent Consideration	R$	–	2025	484.0
Suppliers finance arrangements	R$	101.4 to 109.4% of CDI	2018	996.3
Total debt				13,824.7
Current				4,126.5
Noncurrent				9,698.2

(1)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2019 due in 2020 and 2021 total R$4,126.5 million and R$2,793.6 million, respectively.

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

As of December 31, 2019, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Foreign exchange and interest rate exposure

We face foreign exchange risk due to our foreign currency-denominated accounts payable (including our capital expenditures, particularly equipment) and receivables in foreign currency. A real devaluation may increase our cost of debt and certain commitments in a foreign currency. Our revenue is earned in reais, and we have no material foreign currency-denominated assets, except income from hedging transactions, interconnection of international long-distance services and services rendered to customers outside Brazil. Equity investments in foreign companies also suffer effects with variations in the exchange rate.

We use derivative instruments to limit our exposure to exchange rate risk. Since September 1999, we have hedged all of our foreign currency-denominated bank debt using swaps and other derivative instruments. Since May 2010, the company began using net balance coverage, which is the hedging of net positions in foreign exchange exposures, or assets (issued invoices) minus liabilities (received invoices) for foreign exchange exposures, substantially reducing our risk to fluctuations in exchange rates. We could continue to face exchange rate exposure with respect to our planned capital expenditures, however, as a small part of our planned capital expenditures are denominated or indexed in foreign currencies (mostly U.S. dollars). We systematically monitor the amounts and time of exposure to exchange rate fluctuations and may hedge positions when deemed appropriate.

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

For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$8.8 billion, R$8.2 billion and R$8.0 billion for the years ended December 31, 2019, 2018 and 2017, respectively. These expenditures relate primarily to the expansion of our network.

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$5.8 billion, R$7.0 billion and R$4.6 billion in 2019, 2018 and 2017, respectively.

Our management expects to meet 2020 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$17.7 billion, R$11.9 billion and R$12.6 billion in 2019, 2018 and 2017, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2019, in addition to the interim dividend and interest on own capital payments made in 2019, management decided to propose (i) the allocation of R$ 0.6 billion of profits available for distribution to Reserve of Modernization and Expansion and (ii) an additional proposed dividend to shareholders in the amount of R$2.2 billion. The proposal to allocate profits to Reserve of Modernization and Expansion and to pay dividends will be approved at the shareholders’ meeting that will approve the 2019 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Preferred Shares and the ADSs—Holders of our Preferred Shares and ADSs generally do not have voting rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2019 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2019, as follows:

Standards and amendments

Standards and amendments
Improvements to IFRS Standards	2015-2017 Cycle
IFRS 16	Leases
IFRIC 23	Uncertainty over Income Tax Treatments
Amendments to IFRS 9	Prepayment Features with Negative Compensation
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures

Other than reported below, the adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated financial statements in the initial period of adoption. IFRS 16 - Leases has had a significant impact on the consolidated financial statements upon adoption and prospectively.

We do not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

IFRS 16: Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company is a lessee under a significant number of leases for various assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate.

The Company concluded its assessment of the impact of this new standard for such contracts. This analyze included an estimate of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when exercise is at the sole discretion of the Company and where such exercise is reasonably certain. This depends, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others). The Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest over the estimated term. The Company has not separately recognized non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach that the cumulative effect of adoption is recognized on the date of initial application. The Company has adopted the modified retrospective approach as a practical expedient that allows it to avoid having to re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16. It will directly apply the new requirements to all contracts that, under the current standard, have been identified as leasing contracts. Certain assumptions are permitted to be adopted on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within 12 months from the date of first adoption, direct start-up costs, and contract term of leasing.

Accordingly, the Company opted to adopt the following practical transition expedients to the new criteria: (i) use of a common discount rate for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) non-requirement to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the rights-of-use assets on the date of the initial adoption.

Because of the number of contracts affected, as well as the high monetary value of future lease commitments, the adoption of IFRS 16 by the Company has had a significant impact on its financial information as of the date of its adoption (January 1, 2019), including recognition of the balance of the rights-of-use assets and their corresponding lease obligations for most of the contracts. See Notes 12 and 20 to our consolidated financial statements.

IFRIC 23: Uncertainty over Income Tax Treatments

IFRIC 23 deals with the accounting of income tax when tax treatments involve uncertainties that affect the application of IAS 12. This interpretation clarifies that the approach that best predicts the resolution of uncertainty must be followed and specifically addresses the assumptions an entity makes about the examination of tax treatments by tax authorities and how an entity determines taxable profit, tax base, tax losses and unused tax credits and tax rates, where there is uncertainty about the treatment of the tax income.

With the application of these requirements, on January 1, 2019, the Company carried out an asset reclassification in the amount of R$69.0 million between the groups “Provisions and Contingencies” and “Income Tax and Social Contribution to be collected” (See Notes 7 and 19 to our consolidated financial statements).

Amendments to IFRS 9 - Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•	Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•	Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarify that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

Annual Improvements to IFRS Standards 2015-2017 Cycle

This text includes a number of improvements to existing IFRSs, mainly to eliminate inconsistencies and clarify the wording of some of these standards.

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held Interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the previously issued and amended standards, at the date of preparation of our financial statements as of and for the year ended December 31, 2019, the following issues and changes in IFRS and IFRICs had been published but were not mandatory.

Standards and amendments		Mandatory application: annual periods beginning on or after:
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2020

The Company does not anticipate the early adoption for the year ended December 31, 2019 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

C. Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now include features such as machine learning, cognitive computing and artificial intelligence.

The table below presents our investments in development, update and modernization of systems to support the launch of new products and services. In 2019, we invested R$50.3 million in development and innovation.

R&D investments	2019	2018	2017
	(in millions of reais)
Development and Innovation (business incubator and tests)	50.3	62.1	52.8

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fixo”, “Vivo TV”, “Vivo Internet”, “Vivo Fibra”, “Meu Vivo”, “Vivo Empresas”, “Vivo Play”, “Vivo Easy”, “Vivo Money” and “Vivo Ads” as our advertising service, among others;

•	the trademark “Aura” that is Vivo’s Artificial Intelligence;

•	permission to use the trademark “Terra” that provides media and digital services.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.

D. Trend Information

Consumption patterns in Brazil have evolved towards the ever-increasing importance of digital services. Customers are demanding not only a better mobile connection and faster data speeds, but also a complete aggregation of meaningful digital services with a personalized customer experience. Furthermore, brand reputation and concerns with security and data privacy are becoming increasingly important to customers’ choices, supported by the new general data privacy law (LGPD) that comes into effect in 2020.

Accordingly, we intend to continue efficiently investing in modern infrastructure for the mobile and fixed segment, supported by partnerships and alternative expansion models, aiming to extend our 4.5G and FTTH footprints and cement our reputation as the best connectivity platform in Brazil. Moreover, Meu Vivo and Aura will continue to be an important source of differentiation through a simplified and customized experience. Vivo is also quickly advancing beyond telco services, by becoming a reference to its customers for digital services. These initiatives are the most effective way to address our customers’ needs and, in addition, to empower us to take advantage of long-term opportunities, such as the innovative wave of 5G and the new scope of solutions it will enable.

The macroeconomic scenario continues its process of recovery, with the pursuit of significant political and economic reforms by the new government, such as Social Security Reform. A more pro-market stance also impacts the regulatory environment, for instance with the ratification of PLC 79 (approval of the new regulatory framework). These trends may contribute to the recovery of the telecommunications sector. On the revenues side, convergence, exponential data consumption and digital services over connectivity will be key to continued growth. In addition, we expect a competitive environment more prone to M&A and more focused on delivering new digital products and services, as well as providing better quality and customer experience, which will increasingly require investments in efficient, best-in-class technologies such as FTTH and 4.5G.

In this context, Telefônica Brasil is well structured to maintain its leadership in the Brazilian telecommunications market and to continue serving its 94 million customers. Relevance, Revenues, Returns, Responsibility and Motivation make up the strategic pillars that will allow Vivo to achieve its purpose of digitalizing to approximate.

E. Off-balance-Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2019 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of reais, as of December 31, 2019)
Contractual obligations
Loans, financing and leases (1)	10,720.4	3,049.3	3,246.9	2,097.6	2,326.4
Debentures	3,104.4	1,077.2	2,027.2
Derivatives	56.1	1.9	—	—	54.2
Pension and other post-retirement benefits	1,155.1	25.6	9.4	10.2	1,109.9
Total contractual obligations	15,036.0	4,154.0	5,283.5	2,107.8	3,490.5

Commercial commitments
Trade accounts payable	6,871.8	6,871.8	—	—	—
Total commercial commitments	6,871.8	6,871.8	—	—	—

(1)	Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

For additional information, see note 31 g.3 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31	(in millions of reais, as of December 31, 2019)
2021	2,793.8
2022	2,480.4
2023	1,241.1
2024	856.5
2025 and forward	2,326.4
Total	9,698.2

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria).

Board of Directors

Our board of directors comprises a minimum of five and a maximum of 17 members elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years with the possibility of re-election.

The following is a list of the current members of our board of directors, their respective positions and dates of their election. The members of our board of directors are currently mandated until the ordinary general meeting scheduled to take place up to April 2022.

One member of the board of directors must be elected by holders of preferred shares in a separate voting process. The following are the current members of the board of directors are:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 11, 2019
Julio Esteban Linares Lopez	Director	April 11, 2019
Antonio Carlos Valente da Silva	Director	April 11, 2019
Claudia Maria Costin	Director	June 10, 2019
Francisco Javier de Paz Mancho	Director	April 11, 2019
Sonia Julia Sulzbeck Villalobos (1)	Director	April 11, 2019
Luiz Fernando Furlan	Director	April 11, 2019
Narcís Serra	Director	April 11, 2019
José Maria Del Rey Osorio	Director	April 11, 2019
Ana Theresa Masetti Borsari	Director	April 11, 2019
Luis Miguel Gilpérez López	Director	April 11, 2019
Christian Mauad Gebara	Director	April 11, 2019

(1)	Mrs. Sonia Villalobos was elected by preferred shareholders, on a separate vote, with no participation of the controlling shareholder.

Below are brief biographies of our directors:

Christian Mauad Gebara is 47 years old and is our Chief Executive Officer and member of our Board of Directors. He is also President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil

Ltda., CEO of Telefônica Infraestrutura e Segurança Ltda., Chairman of the Board of Trustees of Fundação Telefônica and 1st Vice-Presidente of the Board of Executive Officer of SindiTelebrasil (Since July/2019). He was our Chief Operating Officer (March/2017 – December/2018), Executive Vice President - Chief Revenue Officer (September/2015 – February/2017), Vice President of Consumer Mobile (July/2015 – August/2015), Vice President of the B2C division (“Negócios PF” - February/2015 - June/2015) and Vice President of the National Individual Market (July/2013 – January/2015). Previously, he was the Vice President National Individual Market (April/2013 – July/2013), Vice President New Business Strategy (July/2011 – March/2013) and Vice President of Synergy Integration and New Businesses (January/2011 – June/2011) at Vivo S.A., which was extinct due to its incorporation by the Company. Since 2006, Mr. Gebara has held a wide variety of positions within the Telefónica Group – Telefónica Spain and Telefónica América Latina, both in Madrid. Before joining the Telefónica Group, he worked at McKinsey & Company (Spain), JP Morgan Chase (USA), Banco ABC Brasil and Citibank (Brazil). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 57 years old and is Chairman of our Board of Directors, member of our Nominations, Compensation and Corporate Governance Committee and member of our Strategy Committee. He is Chairman of the board of directors of Telefônica Factoring do Brasil Ltda.; ; member of the board of directors of Telefónica Audiovisual Digital (since June/2016) and Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro is also the Communications, Corporate Business, Trademark and Sustainability Officer of the Telefónica Group. He was Chief Executive Officer of the Company (November/2016 – December/2018); Chairman of the Board of Trustees of Fundação Telefônica (until December/2019), Officer of SindiTelebrasil (November/2016 – July/2019) CEO of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company); President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He was the Chief Commercial Digital Officer of Telefónica S.A. (February/2014 – January/2017) and Global Director of Strategy and Alliances at Telefónica S.A. (2011 – 2014). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Julio Esteban Linares Lopez is 74 years old and is a member of our Board of Directors, Chairman of our Strategy Committee and member of our Control and Audit Committee. He is also a member of the Supervisory Board of Telefónica Deutschland Holding AG; Administrador Solidário of Telefónica de España, S.A.U. and of Telefónica Móviles España, S.A.U.; trustee of Telefónica Foundation (since June/2000). Mr. López was Vice President of the board of directors of Telefónica S.A. (September/2012 – July/2017) and was COO of Telefónica, S.A. (December/2007 – September/2012). He is a member of the GSM Association Board (since October/2012); trustee of Mobile World Capital Barcelona Foundation (since December/2012) and of CEDE Foundation (Confederación Española de Directivos y Ejecutivos) (since June/2014); member of Association Management Board for Managerial Progress (since June/2013); member of the Executive Commission (since January/2015), member of the Board and Chairman of the Digital Society Committee of CEOE (Confederación Española de Organizaciones Empresariales) (since May/2016); member of COIT (Official College of Telecommunications Engineering) (since December/2014), member of AEIT (Spanish Association of Telecommunications Engineers) (since December/2014), member of the Advisory Board of Higher Technical School of Engineers Telecommunications (since July/2015) and trustee of Cred100do Foundadtion (since November/2019). Previously he held the offices of Officer of Telecom Italia (November/2007 – December/2013); Executive Officer of Coordination, Development of Businesses and Synergy at Telefónica S.A. and member of its board of directors and Secretary of its Executive Committee (December/2005 – December/2007). Mr. López graduated in Engineering of Telecommunications from Universidad Politécnica of Madrid.

Antonio Carlos Valente da Silva is 67 years old and serves as a Member of our Board of Directors and Chairman of our Service Quality and Marketing Committee. He was member of the Consejo Asessor of Telefónica Internacional S.A.U (2015 – 2016); Chairman of the Board of Trustees of Fundação Telefônica (December 2010 – December 2016); Valente was Chief Executive Officer of Telefônica Brasil S.A. and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. (January/2007 — March/2015); Chief Executive Officer of Telefônica Data S.A. (until March/2015), Vice-President Officer of SP Telecomunicações Participações Ltda. (until May/2015), Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (until May/2015), member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda. (until May/2015), Telefônica Transportes e Logística Ltda. (until May/2015) and Telefônica Serviços Empresariais do Brasil Ltda. (until May/2015). He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree

Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. Mr. Valente was also Chairman of the Junta Directiva of Telefónica Venezuela (November/2015 – March 2017). He is also Chairman of Everis, a quotaholder of SmartWare Consulting EIRELI and member of the Board of Directors of Dom Rock (since June/2019). He used to work as a volunteer at Fundação Lemann (2017 – July/2018). Mr. Valente was Chairman of the Official Spanish Chamber of Commerce in Brazil (2011-2015); Chairman of Telebrasil (Brazilian Association of Telecommunications), Chairman of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators); Chairman of Febratel (Brazilian Federation of Telecommunications) (2010–2013) and Chairman of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He is also a member of the Advisory Board of CPqD, (Brazilian Telecommunications Research and Development Center) and member of the board of directors of Cinnecta. He was also a member of the CDES - Economic and Social Development Council of the Presidency of the Republic of Brazil (until 2016), and until the end of 2017, Mr. Valente was a member of the Board of Executive Officers of ABDIB - Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Board of Catenon Brasil. He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Francisco Javier de Paz Mancho is 61 years old and is a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the board of directors of Telefónica S.A., Telefónica Móviles Argentina S.A. and Telefónica Móviles México. He is also Chairman of the board of directors of Telefónica Ingeniería de Seguridad S.A. He was Chairman of the board of directors of Telefónica Gestión de Serviços Compartidos Espanha S.A. (September/2014 – March/2016), member of the Advisory Board of Telefónica América Latina (2008 – 2016) and Chairman of the board of directors of Atento Inversiones y Teleservicios (December/2008 – December/2012 and Vocal of the Comité Ejecutivo del Consejo Superior de Cámaras (2006 – 2014).Mr. Mancho holds degrees in Information and Publicity and a degree in law from the Executive Management Program of IESE (Universidad de Navarra).

Luis Miguel Gilpérez López is 60 years old and a member of our Board of Directors and of our Strategy Committee. He was Chairman of Telefónica España Group (2011 — April 2018) and Director Solidário of Telefónica España and Telefónica Móviles España. Mr. Gilpérez holds a degree in Industrial Engineering from the Escuela Técnica Superior de Ingenieros de Industriales de Madrid and has a master’s degree in Planning and Business Administration - Master CEPADE Grados I y II from the Universidad Politecnica de Madrid.

Sonia Julia Sulzbeck Villalobos is 56 years old and a member of our Board of Directors and our Service Quality and Marketing Committee. She is a member of the board of directors of Petrobrás, of Odebrecht TransPort and of LATAM Linhas Aéreas. She also participates in the Board of Director of CFA Society Brasil, a non-profit association that gathers around 1000 professionals that have a CFA certification (Chartered Financial Analyst) in the country. She is founding partner of Villalobos Consultoria Ltda. (since 2009). She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first to receive the CFA certification in Latin America (1994).

Luiz Fernando Furlan is 73 years old and is a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. He is also a member of the Quality and Sustainability Committee and of the board of directors of BRF S.A. He is Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brazil) and Chairman of the Deliberative Board of São Paulo Negócios (Brazil). Mr. Furlan was a member of the Comisión Nombramientos Retribuciones y Buen Gobierno and of the board of directors of Telefónica S.A. (until December/2019), acted as a member of the Global Ocean Commission in the USA (2013 – 2015), Chairman of the board of directors of Fundação Amazonas Sustentável “FAS” (Brazil) (2008 – 2015), institution within which he has become an honorary member; also acted as a member of the Advisory Board of AGCO Corporation in the USA (2010 – 2016). Previously he served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil (2003 – 2007). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra is 76 years old and is as a member of our Board of Directors and of our Control and Audit Committee. He is also the Vice President of the board of directors of Telefónica Chile S.A. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 68 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú. Mr. Del Rey was a member of the Board of Director of Telefônica del Perú (2005 – 2012); worked as an economist at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.

Ana Theresa Masetti Borsari is 48 years old and serves as a member of our Board of Directors and a member of our Service Quality and Marketing Committee. She is also General Manager of Peugeot Automóveis do Brasil (Peugeot, Citroën e DS - Groupe PSA) (since October 2015). She was Regional Manager (Southwest of France) of Peugeot França (September 2013 – October 2015). She holds a Law degree and a Masters’ degree from Universidade de São Paulo.

Claudia Maria Costin is 64 years old and serves as a member of our Board of Directors. She is also manager of the Centro de Excelência e Inovação em Políticas Educacionais of Escola Brasileira de Administração Pública of Fundação Getúlio Vargas – CEIPE – EBAPE – FGV (since November 2016); columnist of the newspaper A Folha de São Paulo, writing weekly articles on education (since October 2016); professor of Public Politics at Fundação Getúlio Vargas at Rio de Janeiro (since 2013) and member of the Boards of FTD (since 2019), Escola Mais (since 2018) and Instituto Unibanco (since 2017). She was a member of the Comissão global sobre o Futuro do Trabalho da OIT – International Labour Organization of the United Nations (2017 – 2018); visiting professor at the Masters’ course at Harvard University (2016 – 2018); global manager of Education at Banco Mundial (2014 – 2016); Secretary of Education of the city of Rio de Janeiro (2009 - 2014); member of the Board of SEAC-Sustainability External Advisory Board of Dow Chemical (2009 – 2014). She holds a degree in Public Administration, a Masters’ degree in Economy and a Doctorate in Management from Escola de Administração de Empresas de São Paulo Fundação Getúlio Vargas (EAESP/FGV).

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

The following are the current members of the Board of Executive Officers, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Christian Mauad Gebara	Chief Executive Officer	April 12, 2019
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 12, 2019
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	April 12, 2019

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 44 years old and serves as our General Secretary and Legal Officer. He is also the General Secretary and Legal Officer of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil S.A. and Telefônica Infraestrutura e Segurança Ltda.; Corporate Secretary of our board of directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar and Officer of SP Telecomunicações Participações Ltda. Mr. Oliveira is also Corporate Secretary and member of the board of directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the board of directors of Telefônica Corretora de Seguros Ltda.; member of the Deliberative Board of Fundação Sistel; Officer of BLSK Serviços de

Telecomunicações Ltda., Chairman and member of the board of directors of Companhia ACT de Participações and Companhia AIX de Participações, and member of the Board of Trustees of Fundação Telefônica. Mr. Oliveira was the General Secretary and Legal Officer of Telefônica Data S.A. (until November/2018, when it was extinct due to its merge into the Company). He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A. (until April/2016, when these companies were extinct due to their merge into the Company); Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. (until July/2013, when these companies were extinct due to its incorporation by the Company). He was a member of the board of directors of Tectotal Tecnologia sem Complicações S.A. (until June/2016 date in which the company was sold). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 49 years old and serves as our Chief Financial and Investor Relations Officer (since April/2016). He is also the Chief Financial Officer of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil S.A. and Telefônica Infraestrutura e Segurança Ltda., as well as the Chief Financial Officer of SP Telecomunicações Participações Ltda., Vice Chairman of the Board of Telefonica Corretora de Seguros Ltda., member of the Board of Trustees of Fundação Telefônica and member of the board of directors of Telefônica Factoring do Brasil Ltda. He was also Chief Financial Officer of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company). Mr. Melcon has more than 20 years of global experience as Financial Officer in the Telecommunications industry in Latin America and Europe. He was the Transformation Officer of Telefónica S.A. (October/2014 – January/2016); Chairman of the Supervisory Board of Telefonica Slovakia and, in the same period, he was a member of the board of directors of Tesco Mobile Czech Republic (March/2013 – June/2014); Vice Chairman of the board of directors and Chief Financial Officer of Telefonica Czech Republic (August/2012 – September/2014); member of the board of directors of Telfin Ireland Ltd. – Ireland (April/2010 – December/2012) and Financial and Control Officer of the Telefonica Group in Europe (June/2007 – July/2012) Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B. Compensation

For the year ended December 31, 2019, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$25.5 million, of which R$16.8 million corresponded to salaries and R$8.7 million corresponded to bonuses.

For the year ended December 31, 2019, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

One member of the Fiscal Board and his or her alternate must be elected by holders of preferred shares in a separate voting process. The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Flavio Stamm (1)	Gilberto Lerio(1)	April 11, 2019
Cremênio Medola Netto	Juarez Rosa da Silva	April 11, 2019
Charles Edwards Allen	Stael Prata Silva Filho	April 11, 2019

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

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three (3) and a maximum of five (5) directors, a majority of whom must be independent members (pursuant to CVM Instruction No. 308 and 480), who are not members of our Board of Executive Officers, and who are appointed by the board of directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the board of directors. The Committee has its own charter, which was approved by the board of directors. The Committee provides support to the board of directors.

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

The Control and Audit Committee, among other responsibilities that may be required by the board of directors, is responsible for, and charged with, informing and providing recommendations to the board of directors regarding the following:

•	Submitting to the board of directors the appointment of independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;

•	Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the board of directors;

•	Examining the financial information prepared and disclosed regularly by the Company;

•	Examining the report of the related parties transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);

•	Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s Hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;

•	Examining the management bodies’ proposals regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the board of directors;

•	Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as inform the board of directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and

•	Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio (Chairman)	April 12, 2019
Julio Esteban Linares Lopes	April 12, 2019
Narcís Serra	April 12, 2019

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three (3) to five (5) directors appointed by the board of directors to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the board of directors, is charged with:

•	Making recommendations on proposals to amend the Company’s bylaws;

•	Examining proposals for the appointment of members of the other Committees, to be further submitted to the Board of Directors;

•	Opining on proposals for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the Board of Directors;

•	Deciding on proposals for hiring, establishing compensation and promoting the Company’s vice-presidents and officers of levels A, B and C;

•	Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;

•	Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreement to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and

•	Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the Board of Directors whenever required.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Francisco Javier de Paz Mancho (Chairman)	April 12, 2019
Luiz Fernando Furlan	April 12, 2019
Eduardo Navarro de Carvalho	April 12, 2019

Service Quality and Marketing Committee

The Service Quality and Marketing Committee was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients. The Service Quality and Marketing Committee, among other responsibilities that may be assigned by the board of directors, is charged with:

•	Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;

•	Examining, analyzing and following-up periodically as to the scores for the quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and

•	Examining, analyzing and following-up periodically on the Company’s quality plans and actions.

The following individuals are the current members of the Service Quality and Marketing Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva (Chairman)	April 12, 2019
Sonia Julia Sulzbeck Villalobos	April 12, 2019
Ana Theresa Masetti Borsari	April 12, 2019

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors. The Strategy Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the board of directors, is charged with informing and making recommendations to the board of directors regarding the following:

•	Analyzing and accompanying the Company’s strategic plans; and

•	Examining other matters of strategic interest of the Company, as submitted by the Board of Executive Officers.

The following individuals are the current members of the Strategy Committee:

Members	Date Appointed
Julio Esteban Linares Lopez (Chairman)	April 12, 2019
Eduardo Navarro de Carvalho	April 12, 2019
Luis Miguel Gilpérez López	April 12, 2019

D. Employees

As of December 31, 2019, we had 32,793 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.5% in production and operations; 36.6% in sales; 17.9% in customer care; and 7.0% in support.

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

Approximately 13% of our employees are union members, represented by unions that relate to their respective state (or the Federal District). Accordingly, we have employees represented by the unions of all 26 states plus one in the Federal District. In turn, 12 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp) and 7 unions were disbanded from the Fenattel and formed a new federation called A Livre. Finally, the union of the Federal District is not affiliated with any Federation.

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

Pension Plans

We have offered defined benefit plans to our employees since before the privatization, which took place in 1998. Beginning in 2000, we decided to establish defined contributions plans. Those plans were administered exclusively by Fundação Sistel de Seguridade Social until 2005.

In 2005, we created a closed social security entity called Visão Prev Sociedade de Previdência Complementar to manage the pension plans of the Telefónica group in Brazil. From 2005 to 2010, management of all plans was transferred from Fundação Sistel to Visão Prev, except for PBS-A Plan, which continues to be managed by Fundação Sistel.

On September 1, 2013, we began offering the Visão Multi Pension Plan to our employees who do not have a pension plan. This plan was launched in order to standardize private pension benefits following the corporate restructuring of our subsidiaries in Brazil. This is the plan for new enrollments. In this plan, participants can make basic contributions of 1-2% and additional contributions of 0-5% of salary and we contribute a percentage between 50% to 125%, depending on the length of service.

On December 2019, regulatory agency PREVIC approved the destination of the special reserve of Plan PBS-A, administered by Fundação Sistel de Seguridade Social - SISTEL, with reversion to the sponsor of R$ 215 million, to be paid in 36 monthly quotas, the first being R$6 million and the rest of the same value, adjusted by the Plan’s profitability.

Considering the total workforce, 31% of our employees are participants in our private retirement plans.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common or preferred shares (including ADSs representing preferred shares) or of our total equity share capital. We currently have three share ownership plans in place:

(1) Performance Share Plan (PSP) and Talent for Future Plan (TFSP)

The general shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 8, 2018, approved new long-term incentive plans, Performance Share Plan (“PSP”) and Talent for Future Plan (“TFSP”), for executives of Telefónica S.A. and of other entities within the Telefónica group, including us.

The Plans consist of the possibility, for the executives of the Telefónica Group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units (the “Units”), which shall serve as a basis for determining the number of ordinary shares in the capital stock of Telefónica (the “Shares”) which may be delivered under the Plan as variable remuneration, depending on the achievement of the objectives established for each of the cycles in which the Plan is divided. The plans shall have a total duration of five (5) years, and it shall be divided into three (3) independent cycles (the “Cycles”), each with a measurement period of three (3) years, according to the following measurement calendar:

•	First Cycle: from January 1, 2018 through December 31, 2020.

•	Second Cycle: from January 1, 2019 through December 31, 2021.

•	Third Cycle: from January 1, 2020 through December 31, 2022.

At the end of each cycle, there is an evaluation to determine if the minimum performance conditions were met: Telefónica’s Total Shareholder Return (“TSR”) against a group of comparison and the Free Cash Flow (“FCF”) Goals.

The TSR is regarded as the metric for determining the generation of value for our shareholders in the medium and long term, for the purposes of the Plan, as the return on investment taking into account the cumulative change in the value of the Telefónica Share and dividends and other similar items received by the shareholder over the Cycle in question. The Weighting corresponding to this Objective shall be fifty (50) percent of the total number of Shares to be delivered to the Participants under the PSP.

The FCF is established as the Plan’s metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This objective shall be established and approved each year by our Board of Directors. Fifty (50) percent of the number of Shares to be delivered under the Plan shall be determined based on the FCF level generated by us in each year, comparing this with the value set in the budgets approved by our Board of Directors for each year. In this regard, the partial achievement of this objective shall be calculated annually, and the final achievement of the FCF shall be an average of the partial achievements calculated each year.

In order to receive Shares under the Plan, participants must maintain, for at least twelve (12) months of the cycle, an active relationship with us or any of our subsidiaries which, on the starting date of each cycle, maintain, on the delivery date, an active relationship with a participating company. In case of termination, only if it takes place once twelve (12) months have elapsed since the starting date and if it is in accordance with other PSP rules.

•	PSP - Cycle 2019-2021: scheduled to occur in December 2021, with 102 executives of Telefônica Brasil having the potential right to receive 997,477 shares of Telefônica S.A. which, as of December 31, 2019 were accrued in R$7.5 million.

•	TFSP - Cycle 2019-2021: scheduled to occur in December 2021, with 158 senior managers, managers and specialists of Telefônica Brasil having the potential right to receive 128,750 shares of Telefônica S.A. which, as of December 31, 2019 were accrued in R$0.9 million.

(2) Global Employee Share Plan (“GESP”)

Telefónica’s Shareholders’ Meeting, held on July 8, 2018, approved an incentive for the acquisition of Telefónica’s shares by the Telefónica Group employees and its subsidiaries called Global Employee Share Plan, GESP. This program is not available to the members of the board of directors or Fiscal Board. GESP aims to instigate the shareholder’s culture and a sense of belonging among all employees.

The plan has a duration of two years. On the first year, the employee is able to invest R$108.00 to R$648.00 every month, deducted from the payroll, for 12 months. The shares are held until the end of the second year, when compensation stocks are to be delivered, i.e., for every two shares acquired by the employee (up to a limit of €840), he shall receive a free share on August 2021. The delivery relies on the beneficiary remaining in our employment and on the general conditions of the plan.

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

On December 31, 2019, Telefónica S.A. owned 34.67% of our common shares, Telefónica Latinoamérica Holding, S.L. owned 8.18% of our common shares and SP Telecomunicações owned 51.46% of our common shares. Since Telefónica Latinoamérica Holding, S.L. is a wholly owned subsidiary of Telefónica and owns 60.60% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 94.47% of our outstanding common shares. Accordingly, Telefónica has the ability to control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Latinoamérica Holding, S.L. or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common and preferred shares.

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

The following tables set forth information relating to the ownership of common and preferred shares by Telefónica, SP Telecomunicações, Telefónica Latinoamérica Holding, S.L., any other shareholders known to us to beneficially own more than 5% of our common or preferred shares and our officers and directors, based on 571,644,217 common shares and 1,119,340,706 preferred shares outstanding as of December 31, 2019. We are not aware of any other shareholder that beneficially owns more than 5% of our common or preferred shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	294,158,155	51.46%
Telefónica S.A.	198,207,608	34.67%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%
All directors and executive officers as a group	5	—

Shareholder’s Name	Number of preferred shares owned	Percentage of outstanding preferred shares
SP Telecomunicações	38,537,435	3.44%
Telefónica S.A.	305,122,195	27.26%
Telefónica Latinoamérica Holding, S.L.	360,532,578	32.21%
Artisan Partners Limited Partnership (1)	82,224,479	7.35%
All directors and executive officers as a group	20,581	—

(1)	The number of preferred shares beneficially owned is as of December 31, 2019, as reported in a 13F-HR filed by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. on February 12, 2020. As set forth in the 13F-HR, Artisan Partners Limited Partnership has sole power to vote 77,295,497 preferred shares and sole power to dispose of 82,224,479 preferred shares. As set forth in the 13F-HR, Artisan Partners Limited Partnership does not have power to vote the remaining 4,928,982 preferred shares which Artisan Partners Limited Partnership has reported in its 13F-HR that it beneficially owns. Securities reported on the 13F-HR as being beneficially owned by Artisan Partners Limited Partnership are held by Artisan Partners Limited Partnership and/or one or more of its investment adviser subsidiaries on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The business address of Artisan Partners Limited Partnership reported on the 13F-HR is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

As of December 31, 2019, there were a total of 220 ADR holders of record and 163,244,451 ADRs outstanding, representing 163,244,451 preferred shares or 14.6% of outstanding preferred shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica S.A.

On January 2, 2008, we entered into a copyright licensing agreement, or Brand Fee agreement with Telefónica S.A., with respect to the brand “Telefónica.” The amounts in connection with these agreements totaled R$366 million in 2019, R$321 million in 2018 and R$332 million in 2017.

Telxius Cable Brasil Ltda (former Telefônica Internacional Wholesales Services Brasil Ltda.)

On June 3, 2002, we entered into a supply agreement for the IP Band with Telefónica Internacional Wholesales Services Brasil Ltda., with respect to the internet transit service, which is a connection dedicated to the transportation of internet traffic. The amounts in connection with these agreements totaled R$253 million in 2019, R$181 million in 2018 and R$174 million in 2017.

Some international roaming services are provided by companies in the Telefónica group.

Terra Networks Brasil. S.A.

On September 26, 2019, we entered into an agreement for the acquisition of TIS by TERRA, purchasing shares representing the total share capital of TIS, owned by TIS Spain and T. Digital. The amounts related to these agreements totaled R$71 million in 2019.

Telxius Torres Brasil Ltda.

On March 31, 2016, we entered into a supply agreement for the use of infrastructure owned by Telxius Torres Brasil Ltda by the Company. The amounts in connection with said agreement totaled R$86 million in 2019, R$93 million in 2018, R$110 million in 2017.

Telefônica Serviços de Ensino Ltda.

On June 14, 2019, we entered into an online and in-person supply agreement offered by Telefonica Serviços de Ensino Ltda. The amounts in connection with this agreement totaled R$35 million in 2019.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Note 19 of our Consolidated Financial Statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

•	administrative and judicial litigation with Instituto Nacional da Seguridade Social, the National Institute of Social Security, or INSS;

•	administrative and judicial proceedings relating to tax payments;

•	lawsuits brought by employees, former employees and trade unions relating to non-compliance with the labor legislation;

•	civil judicial proceedings regarding consumer rights; and

•	other civil suits, including litigation arising out of the breakup of Telecomunicações Brasileiras S.A. –Telebrás, or Telebrás, and events preceding the breakup.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2019, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) CIDE (Contribution for Intervention in the Economic Domain) levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties (iii) IRRF on interest on shareholder’s equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98.

In the opinion of management, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2019, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$573.2 million.

State Taxes

On December 2019, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS credit not granted; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS credits referring to Covenant 39; (iv) ICMS tax rates; and (v) ICMS tax on internet (data) infrastructure lease payments (vi) sales of goods at prices below their costs of acquisition; and (vii) non-taxation of amounts granted to clients as discounts. On December 31, 2019, total consolidated provisions for these state-level administrative and judicial proceedings amounted to R$466.2 million.

Municipal Taxes

On December 31, 2019, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; and (iii) Service tax retention on fixed duration service contracts. On December 31, 2019, total consolidated provisions for these municipal level proceedings amounted to R$34.9 million.

FUST

On December 31, 2019, the company was party to federal judicial proceedings relating to non-inclusion of interconnection and EILD expenses in the FUST. On December 31, 2019, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$501.6 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2019, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2019, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2019, the total consolidated amount was R$2,233.7 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) social security contribution (INSS) about: (a) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan); (b) social security contribution (INSS), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (c) 11% retention (labor assignment); (d) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) Income Tax on foreign currency remittances for the payment of technical and administrative services, as well as on royalties; (iv) deductions of COFINS from loss in swap transactions; (v) PIS / COFINS on: (a) accrual basis versus cash basis; (b) on value added service ; and (c) monthly flat fee – “serviço de assinatura mensal”; (vi) ex-tariff, abrogation of the benefit from the CAMEX Resolution No. 6, increasing the import tariff from 4% to 28%; (vii) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement and (xiii) financial operations tax (Imposto sobre Operações Financeiras - IOF), payment requirements for intercompany and credit operations.

In the opinion of management, the chance of loss in these proceedings is possible, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2019, the company was a party to various state administrative and judicial proceedings, which are ongoing at various court levels. On December 31, 2019, the total consolidated amount was R$15,460.0 million.

Key proceedings refer to: (i) provision of facility, utility and convenience services and equipment rental; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment (fixed assets); (iv) lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items (fixed assets); (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (xi) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (xii) credits derived from tax benefits granted by other states; (xiii) disallowance of tax incentives related to cultural projects; (xiv) transfers of assets among business units owned by the company; (xv) communications service tax credits used in provision of services of the same nature; (xvi) card donation for prepaid service activation; (xvii) reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xiii) DETRAF (CDR), (xix) ICMS on own consumption; (xx) ICMS on exemption of public bodies; (xxi) unconditional discounts excluded from ICMS tax basis; (xxii) ICMS on monthly subscription, which is currently under review by the Federal Supreme Court (Superior Tribunal Federal or STF) with foreclosure proceedings and the Company awaits judgment; (xxiii) exclusion of ICMS on advertising services and unmeasured services ICMS.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2019, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. On December 31, 2019, the total consolidated amount was R$669.1 million.

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

FUST, FUNTTEL and FISTEL

FUST – Universalization of Telecommunications Service

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to include interconnection revenue in the FUST base for mobile services. We have questioned such charges and the proceedings are waiting to be tried in the court of appeals.

As a result, ANATEL registered various infractions to constitute tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due.

On December 31, 2019, the total aggregate amount under dispute was R$4,411.8 million.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2019, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2019, the total aggregate amount under dispute was R$723.1 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with the use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is inappropriate, and separately challenged the aforesaid fee in court. On December 31, 2019, the total consolidated amount was R$2,607.1 million, without the respective deposit in full.

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

Civil Claims

There are several civil claims filed against the Company. We have recorded approximately R$797.4 million in provisions for these proceedings where the risk of loss is deemed probable, including the civil proceedings described below:

•	Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the success rate of the plaintiffs is classified as “probable,” we’ve recorded a provision of R$297.6 million (R$334.9 million on December 31, 2018).

•	The Company and/or its subsidiaries are defendants in various civil proceedings related to consumers claims both in administrative and judicial courts, especially about poor performance. On December 31, 2019, provisioned amounts totaled R$211.9 million (R$353.8 million on December 31, 2018).

•	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial courts, all related to the ordinary course of business. On December 31, 2019, provisioned amounts totaled R$287.9 million (R$316.1 million on December 31, 2018).

There are other several civil claims against the Company for which the chance of loss is deemed possible and for which we have not recorded provisions, including:

•	Pension Benefit Plan Spin-Off. Two Associations - Sistel Participants Association in São Paulo (ASTEL) and - National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS) filed distinct class actions – with the same object - against the Company, seeking the annulment of the spin-off of the PBS pension benefit plan, that occurred in 2000, and created the specific TELESP–PBS pension benefit plan, and corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. With respect to the class action filed by ASTEL, the action was ruled in favor of the Company by the lower court. ASTEL filed an appeal. Then, ASTEL withdrew the appeal and the favorable decision was maintained, concluding these proceedings (no appeals are outstanding). With respect to the lawsuit filed by FENAPAS, the success rate of the Company is deemed possible based on the opinion of our legal advisors. The amount involved cannot yet be determined until an expert appraisal report is conducted since it includes the spin-off portion of Sistel related to the telecommunication operators from the former “Telebrás System”. The lower court ruled against the Company. Subsequently, the lack of jurisdiction of the State Court was acknowledged and the case was referred to the Federal Courts for re-trial.

•	A class action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates question the changes made in the HealthCare Plan for Retired Employees (PAMA) of the Association and seek the reestablishment of the status quo. This proceeding is in the appeal phase under review by the superior court. The amount cannot be estimated in that it entails a return to the prior conditions.

•	The Company is party to other civil claims, at several Court levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. On

•	Terra Networks is a party to (i) a claim proposed by a supplier of broadcast rights; (ii) annulment proceeding of penalties before the Consumer Protection Bureau (PROCON); (iii) Compensation Claims; (iv) collection of copyright (ECAD); and (v) claims proposed by former subscribers related to improper collection or breach of contract. On December 31, 2019, the total amount was R$15,443 million.

•	The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). On December 31, 2019, amounts totaled R$11 million.

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

Regulatory and Antitrust Litigation

We are involved in several administrative and judicial proceedings relating to alleged breaches of obligations by ANATEL, mainly, and CADE. As of December 31 2019, amounts for those proceedings were R$ 5.6 billion classified as possible risk, plus R$1.1 billion provisioned.

Our material administrative and judicial proceedings include the following:

(i) Administrative and legal proceedings discussing how ANATEL should calculate the payment due every two years relating to the extension of the concession agreements of STFC and of the right of use of SMP-related radiofrequencies. In ANATEL’s view, the 2% charge should be calculated on all Telefonica’s STFC/SMP revenue. In our view, however, the revenues that are not part of the STFC/SMP service plans, as defined by regulation at the time of signing the authorization terms/concession agreements, should not be taken into account when calculating the fee. As a result of this disagreement, we filed administrative and legal proceedings challenging ANATEL’s charges.

(ii) A lawsuit filed by Telefónica seeking to invalidate ANATEL’s decision from March 2018 in an administrative proceedings for non-compliance with obligations (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or PADO) in order to verify alleged infractions committed by Telefónica Brasil to the Landline Telephony Regulation, in particular those related to the communication deadlines for suspension of the service to users with breaches of payments, the terms of connection of the service after the communication of the payment and the disagreement with the terms of refund of amounts claimed by the users of the service.

The fine imposed by ANATEL and appealed by Telefónica Brasil is about 211 million reais which, along with the updates of the value of the currency and the accrued interest, currently amounts (December 2019) to about 505 million reais.

Telefônica Brasil considers that the sanction imposed is illegal and undue, under the following defense arguments: (i) the universe of users considered by ANATEL to fix the fine is excessive, given that the number of affected users is materially lower and (ii) the calculation of the fine is disproportionate and without grounds. The fine has not been paid, although it is guaranteed through a guarantee insurance submitted to the court and the Company is currently waiting for the sentence.

SEC Administrative Proceeding — FCPA

In connection with our internal policies and procedures relating to compliance with anti-corruption laws and regulations, we have completed conducting our previously-reported internal investigation - which was part of a broader investigation being conducted by our controlling shareholder (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations. We have been in contact with governmental authorities about this matter and, as a result of our discussions with the SEC, we entered into a settlement with the SEC on May 9, 2019 (the “Settlement”) to resolve the matter in connection with our purchase and use of tickets and associated hospitality related to the 2013 Confederations Cup and 2014 World Cup held in Brazil. Pursuant to the Settlement, which resolved these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over us and the subject matter of the proceedings), we consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934 (the Exchange Act), that we cease and desist from committing or causing any violations and any future violations of the accounting provisions of the U.S. Foreign Corrupt Practices Act, Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of these findings, we paid a civil penalty in the amount of US$4,125,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21(F)(g)(3).

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying ADSs are held in Brazil by a Brazilian custodian, Citibank DTVM S.A., as the agent for the depositary Citibank N.A., which is the registered owner of our shares.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2015 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares
		(per share/in R$)
2019	Div/Int	3.518874	3.870762
2018	Div/Int	2.358070	2.593877
2017	Div/Int	2.088332	2.297165
2016	Div/Int	1.742031	1.916234
2015	Div/Int	3.195401	3.514941

(1)	Interest on shareholders’ equity is net of withholding taxes.

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

On June 18, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$400 million, which the Company paid on August 20, 2019.

On September 05, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$2,800 million, which the Company paid on August 20, 2019.

On December 4, 2018, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$1,350 million, which the Company paid on December 17, 2019.

On February 15, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$ 700 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 28, 2019, and it will be made by the end of fiscal year 2020, on a date to be determined by the Company’s Directors.

On April 11, 2019, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$ 2,469 million based on the closing balance sheet on December 31, 2018, which the Company paid on December 17, 2019.

On April 17, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$ 570 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on April 30, 2019, and it will be made by the end of fiscal year 2020, on a date to be determined by the Company’s Directors.

On June 17, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$ 968 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on June 28, 2019, and it will be made by the end of fiscal year 2020, on a date to be determined by the Company’s Directors.

On December 19, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$ 350 million. Also, the distribution of dividends to the common and preferred shares in the total amount of R$1,000 million was approved. The both payments will be made to common and preferred shareholders who were registered in the Company’s books on December 30, 2019, and it will be made by the end of fiscal year 2020, on a date to be determined by the Company’s Directors.

Dividends and interest on shareholders equity declared based on Telefônica Brasil’s 2019 net profit totaled R$3,588 million. The remaining R$2,196 million were classified as proposed additional dividends and will be submitted to the approval of the 2020 General Shareholders Meeting of the Company.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The trading market for our common and preferred shares is the B3.

Our preferred shares began trading on the B3 on September 21, 1998 and are traded on the B3 under the symbol “VIVT4” (formerly TLPP4).” Our common shares trade under the symbol “VIVT3” (formerly TLPP3). On December 31, 2019, we had approximately 1,691.0 million common and preferred shares held by approximately 2.3 million common and/or preferred shareholders.

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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m., during daylight savings time in the United States, or from 10:00 a.m. to 6:00 p.m., on an electronic trading system called PUMA. Trading is also conducted between 5:30 p.m. and 6:00 p.m., in the period when the trading sessions close at 5:00 p.m., in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

Corporate Governance Practices

We are a sociedade anônima, a corporation incorporated under the laws of Brazil, and are subject to the corporate governance provisions set forth within Brazilian Corporate Law. We comply with the regulatory requirements of the Brazilian Corporate Law regarding the independence of our board of directors, the establishment and composition of certain board committees and the adoption and disclosure of corporate governance guidelines.

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);

•	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	established the Service Quality and Marketing Committee;

•	established the Control and Audit Committee;

•	established the Nominations, Compensation and Corporate Governance Committee;

•	established the Strategy Committee;

•	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);

•	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);

•	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados);

•	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory board of directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the criterion for compensation.

Our policy relating to insider trading is determined pursuant to our Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários in accordance with corporate law. Controlling Shareholders, Senior management and members of our board of directors and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

As of December 31, 2019, we had outstanding share capital of R$63,571,415,865.09, comprised of 1,690,984,923 total shares, consisting of 571,644,217 issued common shares and 1,119,340,706 issued preferred shares. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporate Law, and in accordance with Law 10,303/01 considering that we were a publicly held company before 2001, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 1,850,000,000 common or preferred shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2019, 2,290,164 common shares were held by us (treasury shares) at a book value per share of R$41.81. As of December 31, 2018, 983 preferred shares were held by us (treasury shares) at a book value per share of R$41.81. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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

Share Capital

Under the Brazilian Corporate Law, since October 2001, as per Law 10,303, the number of issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed fifty percent of the total outstanding share capital, and not two thirds. However, according to the same law, companies that were already incorporated before said law went into effect were permitted to maintain the previous requirements. Therefore, in accordance with Law 10,303/01, considering that we were a publicly held company incorporated before 2001, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

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

Remote Voting

Pursuant to the CVM Instruction No. 561/15, that amended the CVM Instruction No. 481/09, and as amended by CVM Instruction No. 614/19, the system of Remote Voting should be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the board of directors, due to the requirements set forth in article 21-A, paragraph 1, item II of CVM Instruction No. 481/09. This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

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

Voting Rights

Under the Brazilian Corporate Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. Holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our general shareholders’ meetings. Whenever the shares of any class are entitled to vote, each share is entitled to one vote. There are no limitations under the Brazilian Corporate Law or our bylaws on the right of non-Brazilian residents or nationals to own shares or vote according to those shares, other than the restrictions applicable to all shareholders.

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

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any Shareholder’s or Board of Directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

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

The shareholders seeking to exercise these minority rights must prove that they have held their shares for no less than three (3) months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

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

Voting Rights of Preferred Shares

The appointment of one member of our statutory Fiscal Council and our Board of Directors takes places at the annual ordinary general shareholders’ meeting, upon a separate vote of the holders of preferred shares, for the available position. The election of a member of the board of directors by preferred shareholders also occurs on a separate vote, with no participation of the controlling shareholder.

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

Dividends

Our dividend distribution practice has historically included the distribution of periodic dividends, based on quarterly balance sheets or shorter periods approved by our Board of Directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our bylaws to hold up to April 30 of each year. As per Brazilian Corporate Law, declared dividends are generally required to be paid within 60 days of their declaration unless the shareholders’ resolution establishes another payment date. In any event, Brazilian Corporate Law also states that declared dividends must be paid until the end of the fiscal year. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors.

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

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019 and 5.09% for the first quarter of 2020.), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.

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

We also have an authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31, which is the area of concession), granted in 2002, for an unlimited term. Telefônica Brasil also holds a Multimedia Communication Service Authorization Terms, which are also material contracts. Based on these Authorization Terms, the companies may provide broadband services in the state of São Paulo (Telefônica) and all over Brazilian territory. The Terms were signed on April 17, 2003 and March 19, 2004 for an unlimited term and are still in effect. Telefônica has also Conditioned Access Service Authorization Terms for the provision of pay TV services. The Authorization Terms were transferred back to Telefônica Brasil in 2013, as a result of a corporate restructuring.

As regards the mobile services, the General Plan of Authorization divided the country into three regions: Region I: States of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II: States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: only the State of São Paulo.

Telefônica executed Authorization Terms for the provision of Personal Mobile Services, SMP, with national coverage, in all three regions.

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

E. Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences arising from the acquisition, ownership and disposition of preferred shares or ADSs by certain holders or beneficial owners, as described below. This summary is based upon the tax laws and regulations of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

As a rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the asset and the respective acquisition cost.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2019 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its preferred shares or ADSs exceeded 125% of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our preferred shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The depositary, Citibank N.A., collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See Exhibit no. 2.1. to this Form 20-F for a description of the rights of holders of the ADSs.

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below.

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

Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2019, we received from Citibank N.A., our depositary, US$4.0 million, for the services described above.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2019, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2019. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2019 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2019, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2019. This report appears on page F-1.

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

Our Control and Audit Committee is comprised of a minimum of three (3) and a maximum of five (5) nonexecutive directors, a majority of whom must be independent members (pursuant to CVM Instruction No. 308 and 480). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated José María Del Rey Osorio, an independent member of our board of directors in accordance with the rules of the B3’s Novo Mercado and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our statutory Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16D. Exemptions from the Listing Standards for Audit Committees Procedures.”

Item 16B.	Code of Ethics

Our administrations and employees ethics conduct, daily performed, are governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Business Principles, which is reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 95.5% of our personnel.

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

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles). These Business Principles were modified in 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices, the protection of minority shareholders as well as to reinforce other principles including the anti-corruption principle. No waivers were granted in 2019.

Item 16C.	Principal Accountant Fees and Services

In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of reais)
Audit Fees	10.8	12.0	10.5
Audit-Related Fees	0.3	0.3	0.3
Total	11.1	12.3	10.8

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

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal) composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Board operates independently from management and from a company’s external auditors, and the members of our Fiscal Board are all financially literate. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act because our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our board of directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

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

The Fiscal Board is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, we believe that our use of a fiscal board in accordance with Brazilian Corporate Law in combination with our Control and Audit Committee, as opposed to the provisions set forth in Exchange Act Rule

10A-3(b), does not materially adversely affect the ability of the Fiscal Board to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 (to the extent permitted by Brazilian Corporate Law) or to fulfill its fiduciary and other obligations under Brazilian law.

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

Considering the expiration of the share buyback program approved in June 9, 2017, the Board of Directors approved in December 7, 2018, pursuant to article 17, item XV of the Bylaws and the CVM Instruction No. 567/15, a new Share Buyback Program for the acquisition of shares issued by the Company (“Program”) for subsequent cancellation, sale or holding in treasury, as follows:

(i)	Program Objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii)	Resources: the buybacks will be made through the use of the capital reserve balance included in the balance sheet published on September 30, 2018 (R$ 3.7 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

(iii)	Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to June 6, 2020, and the acquisitions shall be made in Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) at market prices, observing the legal limits.

(iv)	Number of Shares to be acquired: up to a maximum of 583,422 common shares and 37,736,465 preferred shares.

(v)	Number of Outstanding Shares: 31,609,447 common shares and 415,111,930 preferred shares; considering the 2,290,164 common shares and 983 preferred shares in treasury; and excluding shares held by controlling shareholders, by persons related to them, and by administrators, under Article 8, section I, § 3 of ICVM 567.

(vi)	Intermediary Financial Institutions: the operation will be performed through Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1450 / 7th floor - São Paulo/SP.

Information about the Program for the Buyback of Shares Issued by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s investor relations page on its website, as well as on the websites of the CVM and B3.

In 2019, the Company did not repurchase any share, as follows:

	Year ended December 31, 2019
Period of Fiscal Year	Total Number of Preferred Shares Purchased	Average Price Paid per Preferred Share (R$)	Total Number of Preferred Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Preferred Shares that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	415,111,930
February 1 to February 28	—	—	—	415,111,930
March 1 to March 31	—	—	—	415,111,930
April 1 to April 30	—	—	—	415,111,930
May 1 to May 31	—	—	—	415,111,930
June 1 to June 30	—	—	—	415,111,930
July 1 to July 31	—	—	—	415,111,930
August 1 to August 31	—	—	—	415,111,930
September 1 to September 30	—	—	—	415,111,930

	Year ended December 31, 2019
Period of Fiscal Year	Total Number of Preferred Shares Purchased	Average Price Paid per Preferred Share (R$)	Total Number of Preferred Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Preferred Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	—	—	—	415,111,930
November 1 to November 30	—	—	—	415,111,930
December 1 to December 31	—	—	—	415,111,930
Total	—	—	—	415,111,930

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders. Eight of our directors are independent in line with the parameters set by the regulations of B3’s Novo Mercado.

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

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the board of directors, two of which are independent in accordance with rules generally accepted in Brazil. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including nominating our management team and setting compensation limits for our management, establishing employment agreements for our management and setting forth our annual report of corporate governance practices. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members, or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.

Compensation Committee Requirements

The NYSE standards require listed companies to have a compensation committee composed entirely of independent directors, and such members must meet the additional independence requirements specific to compensation committee membership set forth in the rules. In addition, NYSE standards require the compensation committee to have a written charter that addresses the committee’s purposes and responsibilities (including certain required purposes and responsibilities). Said charter must specify the rights and responsibilities of the compensation committee regarding the authority to retain advisors and provide funding for such advisors. Certain specified factors must be considered regarding such advisers’ independence from management. However, controlled companies (whether or not they are foreign private issuers) are exempt from this requirement. Therefore, we would be exempt from this NYSE requirement even if we were a U.S. company.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee comprises a minimum of three and a maximum of five directors, a majority of whom must be independent members (pursuant to CVM Instruction No. 308 and 480), who are not members of our Board of Executive Officers, and who are appointed by the board of directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the board of directors. Two members of the Control and Audit Committee, including its chairman are considered independent in accordance with rules generally accepted in Brazil. The Committee has its own charter, which was approved by the board of directors.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-85.

Item 19.	Exhibits

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation). (Incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 21, 2019)
2.1	Deposit Agreement dated as of January 28, 2013, among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder. (Incorporated by reference to Exhibit 99 (A) to our Registration Statement of American Depositary Receipt shares on Form F-6 (No. 333-201244), filed with the SEC on December 23, 2014)
2.2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)
4.2	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)
4.3	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)
4.4	Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global Telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)
4.5	Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.6	Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.7	Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.8	Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.9	Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)
4.10	Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.11	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.12	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)
4.13	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.14	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.15	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.16	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.17	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.18	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.19	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.20	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.21	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.22	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.23	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.24	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.25	Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015) †
8.1	List of Subsidiaries

Exhibit number	Description
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Confidential information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

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

Date: February 20, 2020

Telefônica Brasil S.A.

Consolidated Financial Statements

On December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the financial statements and
internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in accounting principle

As discussed in Note 2f to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in item 15 – Controls and Procedures – Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

First-time adoption of IFRS 16 Leases

As described in Note 2F to the consolidated financial statements, the Company adopted the IFRS 16-Leases as effective dated January 1, 2019. The Company transitioned to IFRS 16 using the modified retrospective approach. The comparative information for prior-year periods was not restated. The adoption of this new standard gave rise to right of use assets and lease liabilities of R$8,618,072 thousand as of January 1, 2019. As described by management in Note 2, the adoption was complex due to factors such as the high number of contracts affected that required an evaluation to consider if the contracts contain a lease under this standard, the diversity of data source systems, the implementation of new systems to map all the leases information and the management judgement involved in some assumptions like lease terms and discount rate.

The principal considerations for our determination that performing procedures relating to the first-time adoption of IFRS 16-Leases is a critical audit matter are the degree of complexity of the process due to the volume of contracts, among others, and estimation and judgment applied to the initial application of the new standard. This in turn led to a high degree of auditor subjective and effort in performing the procedures designed to evaluate the first-time adoption of IFRS 16-Leases.

Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the first-time adoption of IFRS 16-Leases standard. The procedures also included, among others, (1) assessing the accounting policies employed by management in the determination, calculation and accounting of leases under this standard, as well as the practical expedients employed, (2) testing the completeness and accuracy of the lease contracts identified and recorded in the systems, (3) evaluating the significant assumptions utilized by management such as the lease terms and discount rates and (4) evaluating the appropriateness of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company´s adoption of this standard and the reasonableness of the discount rate. This matter is also described in the Change in Accounting Principle section of our report.

Tax and regulatory litigations

As described in Notes 7(g) and 19 to the consolidated financial statements, the Company has recorded provision for tax and regulatory litigations of R$2,808,197 thousand and has disclosed contingent liabilities related to these tax litigations of R$ 41,559,190 as of December 31, 2019. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to litigation contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management´s assessment of the loss contingencies associated with tax and regulatory litigations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management´s evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether the taxation authority will probably not accept the income tax pending litigations , as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (2) evaluating the reasonableness of management´s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the Company´s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company´s assessment regarding unfavorable outcomes.

Revenue recognition - unbilled

As described in Notes 4 and 24 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2019, R$ 2,866,196 thousand relates to services rendered and not yet billed. When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.

The principal considerations for our determination that performing procedures relating to unbilled revenue, is a critical audit matter are the judgments made by management for estimating the amount of unbilled revenue. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to unbilled revenue recognition. The procedures also included, among others, (1) testing billings completed following the year-end and consistency with the estimates made and (2) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data.

São Paulo, February20, 2020

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company´s auditor since 2017.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2019 and 2018

(In thousands of reais)

ASSETS	Note	12.31.19	12.31.18
Current assets		18,644,678	18,362,992
Cash and cash equivalents	3	3,393,377	3,381,328
Trade accounts receivable	4	8,719,497	8,304,382
Inventories	5	578,003	462,053
Income and social contribution taxes recoverable	7	411,595	274,589
Taxes, charges and contributions recoverable	8	4,176,362	4,674,218
Judicial deposits and garnishments	9	277,468	313,007
Prepaid expenses	6	686,503	581,743
Derivative financial instruments	31	19,282	69,065
Other assets	10	382,591	302,607

Non-current assets		89,645,044	84,198,326
Short-term investments pledged as collateral		63,766	76,934
Trade accounts receivable	4	440,453	426,252
Taxes, charges and contributions recoverable	8	841,198	3,222,262
Deferred taxes	7	171,042	230,097
Judicial deposits and garnishments	9	3,393,417	3,597,007
Prepaid expenses	6	220,082	134,232
Derivative financial instruments	31	52,881	26,468
Other assets	10	235,738	47,105
Investments	11	104,251	101,657
Property, plant and equipment	12	42,847,264	34,115,327
Intangible assets	13	41,274,952	42,220,985

TOTAL ASSETS		108,289,722	102,561,318

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2019 and 2018

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.19	12.31.18
Current liabilities		17,732,088	17,160,820
Personnel, social charges and benefits	15	752,246	782,630
Trade accounts payable	16	6,871,799	7,642,782
Income and social contribution taxes payable	7	6,585	12,009
Taxes, charges and contributions payable	17	1,139,812	1,797,965
Dividends and interest on equity	18	3,587,417	4,172,916
Provisions and contingencies	19	374,445	377,929
Deferred income	21	506,181	525,509
Loans, financing, debentures and leases	20	4,126,490	1,464,166
Derivative financial instruments	31	1,921	16,538
Other liabilities	22	365,192	368,376

Non-current liabilities		20,102,056	13,793,471
Personnel, social charges and benefits	15	36,028	11,903
Income and social contribution taxes payable	7	86,512	-
Taxes, charges and contributions payable	17	285,055	39,245
Deferred taxes	7	3,146,453	1,982,952
Provisions and contingencies	19	5,160,973	5,881,396
Deferred income	21	211,901	250,526
Loans, financing, debentures and leases	20	9,698,183	4,675,271
Derivative financial instruments	31	54,212	22,845
Other liabilities	22	1,422,739	929,333

TOTAL LIABILITIES		37,834,144	30,954,291

Equity		70,455,578	71,607,027
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,165,463	1,213,532
Income reserves	23	3,492,387	4,324,170
Other comprehensive income acumulated	23	30,737	29,225
Additional proposed dividends	23	2,195,575	2,468,684

TOTAL LIABILITIES AND EQUITY		108,289,722	102,561,318

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Income

Years ended December 31, 2019, 2018 and 2017

(In thousands of reais, except earnings per share)

	Note	2019	2018	2017
Net operating revenue	24	44,268,171	43,462,740	43,206,832
Cost of sales	25	(22,158,947)	(21,025,767)	(20,272,530)
Gross profit		22,109,224	22,436,973	22,934,302

Operating income (expenses)		(14,895,300)	(12,980,789)	(16,302,065)
Selling expenses	25	(12,701,222)	(12,832,741)	(13,136,474)
General and administrative expenses	25	(2,498,096)	(2,598,970)	(2,443,105)
Other operating income	26	929,498	4,077,003	464,182
Other operating expenses	26	(625,480)	(1,626,081)	(1,186,668)
Operating income		7,213,924	9,456,184	6,632,237

Financial income	27	1,132,870	4,112,640	1,755,958
Financial expenses	27	(1,953,011)	(2,285,487)	(2,659,002)
Equity pickup	11	752	(5,847)	1,580
Income before taxes		6,394,535	11,277,490	5,730,773
Income and social contribution taxes	7	(1,393,521)	(2,349,232)	(1,121,983)

Net income for the year		5,001,014	8,928,258	4,608,790

Basic and diluted earnings per common share (in R$)	23	2.78	4.96	2.56
Basic and diluted earnings per preferred share (in R$)	23	3.06	5.45	2.82

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2019, 2018 and 2017

(In thousands of reais)

	Note	2019	2018	2017
Net income for the year		5,001,014	8,928,258	4,608,790

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		1,523	8,309	9,644
Losses on derivative financial instruments	31	(509)	(2,450)	(2,417)
Taxes	7	173	832	822

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	1,859	9,927	11,239

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(132,131)	(63,151)	(113,588)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	11	(17)	(625)	338
Actuarial losses and limitation effect of the assets of surplus plan	30	(201,660)	(93,491)	(171,296)
Taxes	7	69,546	30,965	57,370

Other comprehensive losses		(130,608)	(54,842)	(103,944)

Total comprehensive income for the year		4,870,406	8,873,416	4,504,846

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2019, 2018 and 2017

(In thousands of reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balance on December 31, 2016	63,571,416	63,074	1,297,297	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	101,778	-	-	101,778
Repurchase of preferred shares	-	-	-	(32)	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
DIPJ adjustment - Tax incentives	-	-	-	-	-	10,815	-	(10,815)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(113,811)	-	9,867	(103,944)
Equity transactions (Note 1 c)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
Net income for the year	-	-	-	-	-	-	-	4,608,790	-	-	4,608,790
Allocation of income:
Legal reserve	-	-	-	-	230,439	-	-	(230,439)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(2,416,639)	-	-	(2,416,639)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(550,000)	550,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	297,000	(297,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,191,864)	2,191,864	-	-
Balance on December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Balance on January 1, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	69,322,695
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	152,770	-	-	152,770
DIPJ adjustment - Tax incentives	-	-	-	-	-	11,529	-	(11,529)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	7,897	(54,842)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	-	-	8,928,258	-	-	8,928,258
Allocation of income:
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(4,550,000)	-	-	(4,550,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balance on December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	0	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	82,898	-	-	82,898
DIPJ adjustment - Tax incentives	-	-	-	-	-	18,166	-	(18,166)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(132,120)	-	1,512	(130,608)
Equity transactions (Note 1 c.1)	-	-	(48,135)	-	-	-	-	-	-	-	(48,135)
Other	-	-	66	-	-	-	-	-	-	-	66
Net income for the year	-	-	-	-	-	-	-	5,001,014	-	-	5,001,014
Allocation of income:
Legal reserve	-	-	-	-	250,051	-	-	(250,051)	-	-	-
Interim interest on equity and dividends	-	-	-	-	-	-	-	(3,588,000)	-	-	(3,588,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(1,700,000)	1,700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	600,000	(600,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,195,575)	2,195,575	-	-
Balance on December 31, 2019	63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	-	2,195,575	30,737	70,455,578

TELEFÔNICA BRASIL S.A.

Consolidated Statements of Cash Flows

Years ended December 31, 2019, 2018 and 2017

(In thousands in reais)

	2019	2018	2017
Cash flows from operating activities

Income before taxes	6,394,535	11,277,490	5,730,773
Adjustment for:
Depreciation and amortization	10,919,792	8,368,623	7,853,734
Foreign exchange on loans and derivative financial instruments	(5,271)	30,664	57,832
Indexation accruals on assets and liabilities	518,833	801,912	543,852
Equity pickup	(752)	5,847	(1,580)
Losses (gains) on write-off/sale of assets	(329,603)	(63,881)	(74,337)
Impairment losses - trade accounts receivable	1,682,348	1,533,660	1,481,015
Change in liability provisions	(116,717)	(80,333)	(93,479)
Write-off and reversals for impairment - inventories	(95,988)	(45,223)	(45,089)
Pension plans and other post-retirement benefits	56,012	52,885	31,511
Provisions for tax, civil, labor and regulatory contingencies	625,480	1,098,251	999,419
Interest expense	782,921	497,797	926,220
Other	(143,208)	(14,089)	(8,737)

Changes in assets and liabilities
Trade accounts receivable	(2,078,801)	(1,603,002)	(1,274,181)
Inventories	(15,843)	(68,127)	106,393
Taxes recoverable	87,550	(5,849,648)	(330,398)
Prepaid expenses	(188,641)	41,166	11,051
Other assets	70,265	(20,225)	82,109
Personnel, social charges and benefits	(13,303)	47,870	(42,830)
Trade accounts payable	286,513	1,056,817	121,577
Taxes, charges and contributions	1,872,920	223,059	180,915
Provisions for tax, civil, labor and regulatory contingencies	(1,727,178)	(3,928,925)	(1,592,860)
Other liabilities	(11,477)	(249,571)	(472,771)
	12,175,852	1,835,527	8,459,366

Cash generated from operations	18,570,387	13,113,017	14,190,139

Interest paid	(746,986)	(494,931)	(859,586)
Income and social contribution taxes paid	(102,205)	(676,659)	(689,493)

Net cash generated by operating activities	17,721,196	11,941,427	12,641,060

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,838,641)	(8,517,458)	(8,367,660)
Proceeds from sale of PP&E	698,643	9,053	20,672
Cash paid for acquisition of companies, net of cash acquired	(70,844)	-	(206,649)
Cash received from sale of investments	-	10	31,804
Redemption net of judicial deposits	277,894	2,832,062	83,500
Cash and cash equivalents by acquisition	5,760	-	-
Other	-	-	111

Net cash used in investing activities	(7,927,188)	(5,676,333)	(8,438,222)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(3,696,660)	(2,893,219)	(4,485,495)
Loans and financing raised	-	-	3,055,876
Receipts - derivative financial instruments	192,124	181,117	107,846
Payments - derivative financial instruments	(100,581)	(85,124)	(267,254)
Dividend and interest on equity paid	(6,176,842)	(4,136,878)	(3,668,551)
Treasury shares	-	-	(32)

Net cash used in financing activities	(9,781,959)	(6,934,104)	(5,257,610)

Increase (decrease) in cash and cash equivalents	12,049	(669,010)	(1,054,772)
Cash and cash equivalents at beginning of the year	3,381,328	4,050,338	5,105,110
Cash and cash equivalents at end of the year	3,393,377	3,381,328	4,050,338

Telefônica Brasil S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2019, 2018 and 2017

(In thousands of reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On December 31, 2019 and 2018, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 23).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly held company under Category A (issuers authorized to trade any marketable securities). Its shares are traded on the B3. The Company is also registered with the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term to December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

With the sanction of Law No. 13.879 / 2019, the terms of authorization to use radio frequencies associated with the SMP may be extendable for successive periods - until then, a single renewal with a validity of up to 15 years was allowed. The extension of these terms is granted against payment.

Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and for certain terms, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans (Note 22).

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

c) Corporate events that occurred in 2019 and 2018

c.1) Acquisition of TIS by Wholly Owned Subsidiary - 2019

On September 26, 2019, the Company announced that its wholly-owned subsidiary Terra Networks Brasil S.A. ("Terra Networks") had acquired all the shares representing the capital stock of Telefônica Infraestrutura e Segurança Ltda. ("TIS"), owned by Telefônica Ingeniería de Seguridad S.A. and Telefônica Digital Espanã, S.L.U. ("Transaction").

TIS renders services and technology of information security systems, technical support and other services related to the infrastructure, technology and information.

The Transaction will enable Terra Networks, which includes among its activities the development of systems, to expand consulting and operational assistance, maximize commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the allow for the integration of the TIS and Terra Networks business offerings generating added value for the Company's client portfolio. Synergies will accrue from the companies as these are under the same management, in the activities of information technology, security, IoT and connectivity.

The TIS share price purchase consideration was R$70,844, due in a single installment. This was paid in cash by Terra Networks without need of financing. The purchase price was calculated based on the economic value of the TIS on the discounted cash flow criterion, at August 31, 2019, based on an appraisal report contracted by Terra Networks’ Board of Directors.

The sale and purchase agreement contain terms and provisions common to such transactions, such as seller's representations and warranties, indemnity and others. The Transaction was also preceded by an accounting, financial, legal and procedural audit of TIS.

Completion of the Transaction is not subject to regulatory or regulatory authorizations, or approvals by Company bodies. It was approved by Terra Networks' Board of Executive Officers pursuant to its by-laws.

The Transaction does not change the Company's ownership structure or cause any dilution to its shareholder value by accelerating their growth and increasing operational efficiency.

This Transaction, which involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in Terra Network’s equity.

Upon completion of the Transaction, as from September 1, 2019, TIS became a direct subsidiary of Terra Networks and indirectly owned by the Company.

c.2) Corporate Restructuring - 2018

At the Extraordinary General Meeting ("AGE") held on November 30, 2018, the corporate restructuring was approved, with the merger of the wholly owned subsidiary Telefônica Data SA ("TData") by the Company, with operational effects as from December 1, 2018.

TData was a subsidiary of the Company based in Brazil, whose purpose was to provide services, including, without limitation, the provision of audio, video, image and text content, applications and the like, exploration of integrated solutions and the provision of value-added services.

TData was the parent company of Telefônica Transportes e Logística Ltda. ("TGLog"), which exploits logistics activity; the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities and of Terra Networks Brasil SA ("Terra Networks"), which provides digital services (value-added services ("SVA") and third parts and carrier billing, as well as mobile channels for sales and relationship) and advertising, with both companies headquartered in Brazil.

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

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on February 14, 2020.

c) Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2019, 2018 and 2017 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

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

On December 31, 2019 and 2018, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company's investees is as follows:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

Terra Networks: The Company's direct and wholly-owned subsidiary on December 1, 2018 (Note 1 c.1), with headquarters in Brazil, has the purpose of providing digital services (own value-added services ("VAS") and third parties and carrier billing, as well as mobile channels for sales and relationship) and advertising.

Since September 1, 2019, Terra Networks became the direct parent company of TIS (Note 1 c.1), a company headquartered in Brazil, engaged in the exploration and provision of services and technology, information security systems, technical support and other services related to the infrastructure, technology and information.

TGLog: The Company's direct subsidiary on December 1, 2018 (Note 1 c.2), with its head office in Brazil, has as its object the provision of logistics activities; and the administration and operation of general and customs warehouses throughout the national territory, among other logistics activities.

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

POP is the direct parent of Innoweb Ltda ("Innoweb"), whose business purpose is to operate as an internet provider; performing information activities; all forms of telecommunications activities, including the transmission of voice, data and information; sale of telecommunications and electronic equipment and/or accessories; and holding interest in other companies as member or shareholder, and may also form consortia and/or other forms of association.

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

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2019 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2019, as follows:

Standards and amendments
Improvements to IFRS Standards	2015-2017 Cycle
IFRS 16	Leases
IFRIC23	Uncertainty over Income Tax Treatments
Amendments to IFRS 9	Prepayment Features with Negative Compensation
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interest in associates and Joint Ventures

The adoption of these standards, changes and interpretations did not have any significant impact on the consolidated financial statements in the initial adoption period, except for the purposes of IFRS 16 and IFRIC 23, which had significant impacts on the individual and consolidated financial position at the time of their adoption and prospectively.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company is a lessee under a significant number of leases for various assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate.

The Company concluded its assessment of the impact of this new standard for such contracts. This analyze included an estimate of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when exercise is at the sole discretion of the Company and where such exercise is reasonably certain. This depends, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others). The Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest over the estimated term. The Company has not separately recognized non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach that the cumulative effect of adoption is recognized on the date of initial application. The Company has adopted the modified retrospective approach as a practical expedient that allows it to avoid having to re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16. It will directly apply the new requirements to all contracts that, under the current standard, have been identified as leasing contracts. Certain assumptions are permitted to be adopted on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within 12 months from the date of first adoption, direct start-up costs, and contract term of leasing.

Accordingly, the Company opted to adopt the following practical transition expedients to the new criteria: (i) use of a common discount rate for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) non-requirement to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the rights-of-use assets on the date of the initial adoption.

Because of the number of contracts affected, as well as the high monetary value of future lease commitments, the adoption of IFRS 16 by the Company has had a significant impact on its financial information as of the date of its adoption (January 1, 2019), including recognition of the balance of the rights-of-use assets (Note 12) and their corresponding lease obligations (Note 19) for most of the contracts.

The following are the effects of the initial adoption of IFRS 16 on January 1, 2019:

Nominal value payable	9,999,696
Unrealized financial expenses	(1,381,624)
Present value payable	8,618,072

Current	1,711,092
Non-current	6,906,980

Initial adoption effects:
Property, plant and equipment (Note 12)	8,618,072
Loans, financing, debentures and leases (Note 20)	8,618,072

The amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the statement of incomes replaced the amounts recognized as operating lease expenses in accordance with the lease standards. The classification of lease payments in the statement of cash flows is also affected by the requirements of the new lease standard.

To facilitate the understanding and comparability of information, the Company discloses in Note 34 the consolidated income statement for the year ended December 31, 2019, excluding the effects of adopting IFRS 16.

IFRIC 23 - Uncertainties over Income Tax Treatments

IFRIC 23 (Uncertainty about income tax treatment) deals with the accounting of income tax when tax treatments involve uncertainties that affect the application of IAS 12. This interpretation clarifies that the approach that best predicts the resolution of uncertainty must be followed and specifically addresses the assumptions an entity makes about the examination of tax treatments by tax authorities and how an entity determines taxable profit, tax base, tax losses and unused tax credits and tax rates, where there is uncertainty about the treatment of the tax income.

With the application of these requirements, on January 1, 2019, the Company carried out an asset reclassification in the amount of R$68,945 between the groups "Provisions and Contingencies" and "Income Tax and Social Contribution to be collected" (notes 7 and 19).

Amendments to IFRS 9 - Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortised cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

•	Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

•	Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarify that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

Annual Improvements to IFRS Standards 2015-2017 Cycle

This text includes a number of improvements to existing IFRSs, mainly to eliminate inconsistencies and clarify the wording of some of these standards.

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held Interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity original recognized those past transactions or events.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the previously issued and amended standards, at the date of preparation of these financial statements, the following issues and changes in IFRS and IFRICs had been published but were not mandatory.

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021

The adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption.

The Company does not anticipate the early adoption for the year ended December 31, 2019 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

g) Significant accounting judgments estimates and assumptions

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating revenue (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31).

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

b)	Breakdown

	12.31.19	12.31.18
Cash and banks	250,168	205,598
Short-term investments	3,143,209	3,175,730
Total	3,393,377	3,381,328

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

a)	Accounting policy

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided and goods sold in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date, as well as other trade accounts receivable related to the sale of cell phones, SIM cards, accessories, advertising and rent of IT equipment (“Soluciona TI” product).

The Company measures the provision for estimated impairment losses in an amount equal to the loss of credit expected for a lifetime.

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

c) Breakdown

	12.31.19	12.31.18
Billed amounts	7,018,601	6,789,257
Unbilled amounts	2,866,196	2,454,810
Interconnection amounts	790,046	835,887
Amounts from related parties (Note 28)	129,904	148,814
Gross accounts receivable	10,804,747	10,228,768
Estimated impairment losses	(1,644,797)	(1,498,134)
Total	9,159,950	8,730,634

Current	8,719,497	8,304,382
Non-current	440,453	426,252

Consolidated balances of non-current trade accounts receivable include:

	12.31.19	12.31.18
Portion resale of goods to legal entities, receivable within 24 months	182,286	180,065
Portion of accounts receivable from the OI group - Bankruptcy process of companies	89,647	119,365
Soluciona IT product (1)	317,988	293,531
Nominal amount receivable	589,921	592,961
Deferred financial income	(48,086)	(84,060)
Present value of accounts receivable	541,835	508,901
Estimated impairment losses	(101,382)	(82,649)
Net amount receivable	440,453	426,252

(1)	The maturity schedule of the nominal amounts and the present value of the Soluciona IT product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	12.31.19	12.31.18
Falling due	6,862,054	6,485,154
Overdue – 1 to 30 days	966,986	1,096,639
Overdue – 31 to 60 days	306,956	305,019
Overdue – 61 to 90 days	192,622	200,401
Overdue – 91 to 120 days	250,029	220,221
Overdue – over 120 days	581,303	423,200
Total	9,159,950	8,730,634

On December 31, 2019 and 2018, no customer represented more than 10% of trade accounts receivable, net.

d) Changes in contractual assets

The following table shows the changes in contractual assets (arising from the initial adoption of IFRS 15 on January 1, 2018), in the years ended December 31, 2019 and 2018:

	Contract assets, gross	Provision for losses	Contract assets, net
Initial adoption on 01.01.18	193,675	(33,196)	160,479
Additions	587,733	(512)	587,221
Amortizations	(585,675)	-	(585,675)
Balance on 12.31.18	195,733	(33,708)	162,025
Additions	558,883	(12,486)	546,397
Amortizations	(485,108)	-	(485,108)
Balance on 12.31.19	269,508	(46,194)	223,314

e) Changes in estimated losses for impairment

The following table shows the changes in estimated losses for impairment of accounts receivable.

Balance on 12.31.17	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(364,456)
Supplement to estimated losses, net of resersal (Note 25)	(1,533,660)
Write-offs	1,833,453
Balance on 12.31.18	(1,498,134)
Supplement to estimated losses, net of resersal (Note 25)	(1,682,348)
Write-offs	1,547,577
Business combinations (Note 1 c.1)	(11,892)
Balance on 12.31.19	(1,644,797)

5)	INVENTORIES

a)	Accounting policy

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

b)	Breakdown

	12.31.19	12.31.18
Materials for resale	539,822	413,843
Materials for consumption	41,584	61,819
Other inventories	24,115	30,013
Gross total	605,521	505,675
Estimated losses from impairment or obsolescence	(27,518)	(43,622)
Total	578,003	462,053

6)	PREPAID EXPENSES

a)	Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the statement of incomes to the extent that related services are rendered, and economic benefits are obtained.

Includes the amounts of incremental costs related to obtaining a contract (sales commissions and other acquisition costs from third parties), resulting from the adoption of IFRS 15 on January 1, 2018, are amortized over the same period as the revenue associated with that asset.

b)	Breakdown

	12.31.19	12.31.18
Advertising and publicity	249,433	252,900
Insurance	20,459	24,867
Rental	184,248	32,792
Software and networks maintenance	33,863	17,485
Incremental costs - IFRS 15	330,919	255,391
Financial charges	30,521	43,853
Personal	30,135	33,970
Taxes and other	27,007	54,717
Total	906,585	715,975

Current	686,503	581,743
Non-current	220,082	134,232

7)	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Accounting policy

a.1) Current taxes

Current tax assets and liabilities are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year-end. In the balance sheet, current taxes are presented net of prepayments over the year.

Current income and social contribution taxes, related to items directly recognized in equity, are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation and sets up provision therefore when appropriate.

a.2) Deferred taxes

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries that deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.

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

b) Critical estimates and judgments

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provision, based on estimates, for possible consequences of different interpretation by the tax authorities. The amount of this provision is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

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

c) Income and social contribution taxes recoverable

	12.31.19	12.31.18
Income taxes recoverable	380,314	245,883
Social contribution taxes recoverable	31,281	28,706
Total	411,595	274,589

d) Income and social contribution taxes payable

	12.31.19	12.31.18
Income taxes payable	76,483	8,756
Social contribution taxes payable	16,614	3,253
Total	93,097	12,009

Current	6,585	12,009
Non-current	86,512	-

The amount of R$86,512, recorded at the Company and consolidated on December 31, 2019, arises from the initial adoption of IFRIC 23 - Uncertainties over Income Tax Treatment on January 1, 2019 (R$68,945) and its movements during the fiscal year. 2019 (Note 19).

e) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balance on 12.31.17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 12.31.19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	793,933	634,543	-	-	1,428,476	51,360	-	1,479,836
Income and social contribution taxes on temporary differences (2)	(1,131,850)	(2,151,290)	31,797	70,012	(3,181,331)	(1,343,635)	69,719	(4,455,247)
Provisions for legal, labor, tax civil and regulatory contingencies	2,298,735	(333,035)	-	-	1,965,700	(275,109)	-	1,690,591
Trade accounts payable and other provisions	651,417	(79,683)	-	-	571,734	(40,393)	-	531,341
Customer portfolio and trademarks	254,418	(69,815)	-	-	184,603	(86,525)	-	98,078
Estimated losses on impairment of accounts receivable	434,960	(115,661)	-	122,977	442,276	36,354	-	478,630
Estimated losses from modems and other P&E items	200,941	(24,811)	-	-	176,130	6,869	-	182,999
Pension plans and other post-employment benefits	174,534	20,934	30,753	-	226,221	91,746	69,540	387,507
Profit sharing	110,046	19,643	-	-	129,689	(9,695)	-	119,994
Licenses	(1,636,886)	(216,328)	-	-	(1,853,214)	(216,330)	-	(2,069,544)
Goodwill (Spanish and Navytree, Vivo Part. and GVTPart.)	(3,598,172)	(1,002,768)	-	-	(4,600,940)	(1,002,768)	-	(5,603,708)
Property, plant and equipment of small value	-	(395,606)	-	-	(395,606)	107,155	-	(288,451)
Technological Innovation Law	(97,533)	47,406	-	-	(50,127)	25,562	-	(24,565)
Other temporary differences (3)	75,690	(1,566)	1,044	(52,965)	22,203	19,499	179	41,881
Total deferred tax assets (liabilities), noncurrent	(337,917)	(1,516,747)	31,797	70,012	(1,752,855)	(1,292,275)	69,719	(2,975,411)

Deferred tax assets	5,288,176				5,569,885			5,548,581
Deferred tax liabilities	(5,626,093)				(7,322,740)			(8,523,992)
Deferred tax assets (liabilities), net	(337,917)				(1,752,855)			(2,975,411)

Represented in the balance sheet as follows:
Deferred tax assets	371,408				230,097			171,042
Deferred tax liabilities	(709,325)				(1,982,952)			(3,146,453)

(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

On December 31, 2019, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb, TGLog and TIS) accounting records, in the amount of R$54,570 (R$12,649 on December 31, 2018), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2020	1,614,967
2021	550,558
2022	531,585
2023	786,837
2024	654,638
2025 onwards	(7,113,996)
Total	(2,975,411)

f) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
Income before taxes	6,394,535	11,277,490	5,730,773
Income and social contribution tax expenses, at the tax rate of 34%	(2,174,142)	(3,834,347)	(1,948,463)
Permanent differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	256	(1,988)	537
Unclaimed interest on equity	(13,825)	(14,426)	(21,843)
Temporary differences in subsidiaries	-	-	2,007
Non-deductible expenses, gifts, incentives	(84,487)	(76,671)	(94,413)
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	-	-	132,080
Tax benefit related to interest on equity allocated	879,920	1,547,000	821,657
Other (additions) exclusions	(1,243)	31,200	(13,545)
Tax debits	(1,393,521)	(2,349,232)	(1,121,983)

Effective rate	21.8%	20.8%	19.6%
Current income and social contribution taxes	(101,246)	(832,485)	(580,578)
Deferred income and social contribution taxes	(1,292,275)	(1,516,747)	(541,405)

g) Uncertainties about Income Tax Treatments

The Company and its subsidiaries has several assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged undue deductions of expenses, mainly related to the amortization of goodwill, in various administrative instances and in the judicial system, in the amount of R$9,895,728. Management, supported by the position of its legal advisors, understands that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, an income tax and social contribution liability was recognized in the amount of R$86,512 (R$69,945 on January 1, 2019), in relation to these actions.

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.19	12.31.18
State VAT (ICMS) (1)	2,664,499	2,549,006
Withholding taxes and contributions (2)	142,940	129,741
PIS and COFINS (3)	2,125,186	5,000,677
Fistel, INSS, ISS and other taxes	84,935	217,056
Total	5,017,560	7,896,480

Current	4,176,362	4,674,218
Non-current	841,198	3,222,262

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$537,209 and R$509,920 on December 31, 2019 and 2018, respectively.

(2)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)	The balances of December 31, 2019 and 2018 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$2,046,274 and R$4,915,139, respectively, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively. On December 31, 2019 the remaining current balance was R$2,046,274. On December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,149, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue offsetting its tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), treated as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits are required to be made by law to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.19	12.31.18
Judicial deposits
Tax	2,007,074	1,929,594
Labor	316,009	522,201
Civil	1,049,922	1,164,835
Regulatory	261,005	208,447
Total	3,634,010	3,825,077
Garnishments	36,875	84,937
Total	3,670,885	3,910,014

Current	277,468	313,007
Non-current	3,393,417	3,597,007

The table below presents the classified balances on December 31, 2019 and 2018 of the tax judicial deposits (classified by tax).

	12.31.19	12.31.18
Telecommunications Inspection Fund (FISTEL)	46,167	44,771
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	575,426	551,937
Universal Telecommunication Services Fund (FUST)	518,372	503,246
Social Contribution Tax for Intervention in the Economic Order (CIDE)	286,270	278,685
State Value-Added Tax (ICMS)	269,483	239,220
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	140,186	141,759
Withholding Income Tax (IRRF)	57,142	55,425
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	34,983	39,672
Other taxes, charges and contributions	79,045	74,879
Total	2,007,074	1,929,594

10)	OTHER ASSETS

	12.31.19	12.31.18
Advances to employees and suppliers	73,849	83,094
Related-party receivables (Note 28)	64,966	120,776
Receivables from suppliers	167,540	114,175
Surplus from post-employment benefit plans (Note 30) (1)	220,939	10,997
Goods for sale (2)	76,912	-
Other amounts receivable (3)	14,123	20,670
Total	618,329	349,712

Current	382,591	302,607
Non-current	235,738	47,105

(1)	On December 31, 2019, includes the amount of R$209,347, referring to the distribution of the PBS-A surplus (Note 30).

(2)	Refers to the residual balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (note 12).

(3)	On December 31, 2019, includes a receivable of R$10,226 from a subletting agreement in the Curitiba Data Center, for a period of 22 years. There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the year (Note 12).

Selected information on subletting agreements on December 31, 2019;

Nominal value receivable	16,966
Deferred financial income	(6,740)
Present value of accounts receivable	10,226

Current	759
Non-current	9,467

Schedule of amounts receivable from the subletting agreement, segregated into nominal values and present value:

Year	Nominal value receivable	Present value receivable
2020	780	759
2021	780	721
2022	780	685
2023	780	651
2024	780	619
2025 onwards	13,066	6,791
Total	16,966	10,226

11) INVESTMENTS

a)	Accounting policy

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

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The statement of income reflects the portion of the results of operations of the investees.

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

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount and recognizes the amount in the statement of incomes.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the statement of incomes.

Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 23).

b)	Information on investees

Selected financial data of the direct investees in which the Company holds an interest and corporate changes are described in Note 1 d.

	Joint Ventures (Aliança / AIX / ACT)
	12.31.19	12.31.18

Equity interest	50.00%	50.00%

Summary of balance sheets:
Current assets	221,183	213,481
Non-current assets	10,556	12,327
Total assets	231,739	225,808

Current liabilities	7,140	7,103
Non-current liabilities	16,773	16,101
Equity	207,826	202,604
Total liabilities and equity	231,739	225,808

Investment Book value	103,913	101,302

	Joint Ventures (Aliança / AIX / ACT)
Summary Statements of Income:	2019	2018	2017
Net operating income	45,567	45,608	45,704
Operating costs and expenses	(44,325)	(58,773)	(43,571)
Financial income (expenses), net	1,030	1,334	1,713
Income and social contribution taxes	(768)	137	(686)
Net income (loss) for the year	1,504	(11,694)	3,160

Equity pickup, according to interest held	752	(5,847)	1,580

c)	Changes in investments

	Joint Ventures (Aliança / AIX / ACT)	Other investments (1)	Total investments
Balance on 12.31.17	97,222	1,680	98,902
Equity pick-up	(5,847)	-	(5,847)
Provision for losses on investments	-	(700)	(700)
Other comprehensive income	9,927	(625)	9,302
Balance on 12.31.18	101,302	355	101,657
Equity pick-up	752	-	752
Other comprehensive income	1,859	(17)	1,842
Balance on 12.31.19	103,913	338	104,251

(1)	Other investments are measured at fair value.

12)	PROPERTY, PLANT AND EQUIPMENT

a)	Accounting policy

It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on an accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the statement of income as incurred.

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

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the carrying amount of the asset) are recognized in the statement of income in the year in which the asset is written off.

b) Critical estimates and judgments

The accounting treatment of investment in fixed assets includes estimating the useful life period for depreciation purposes, particularly for assets acquired in business combinations.

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

c) Breakdown and changes

We present a brief description of the main items that make up fixed assets and their movements.

•	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance on 12.31.17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	10,670	129,640	101,798	550	204,041	(8,975)	6,527,074	6,964,798
Write-offs, net	(45,719)	(1,721)	(8,461)	(71)	(2,926)	80,135	(61,430)	(40,193)
Net transfers	5,380,744	1,098,380	449,369	-	124,772	-	(7,239,573)	(186,308)
Depreciation (Note 25)	(3,486,592)	(1,379,547)	(658,915)	-	(320,232)	-	-	(5,845,286)
Balance on 12.31.18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	114,517	142,975	1,790,185	-	258,854	(20,465)	6,576,296	8,862,362
Write-offs, net (2)	(17,069)	(268)	(139,857)	(5,735)	(2,182)	3,540	(21,750)	(183,321)
Net transfers	4,265,573	1,299,368	504,010	-	88,100	-	(6,242,551)	(85,500)
Transfers of goods destined for sale (3)	(1,183)	-	(248,175)	(30,585)	(67,143)	-	(340)	(347,426)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation (Note 25)	(3,936,572)	(1,426,890)	(2,471,456)	-	(297,234)	-	-	(8,132,152)
Business combinations (Note 1 c.1)	-	9	343	-	10,551	(691)	-	10,212
Balance on 12.31.19	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

Balance on 12.31.19
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	-	(4,391,100)	-	-	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

(1)	The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used for property and equipment maintenance, based on levels of historical use and expected future use.

(2)	Includes the amount of R$12,065 in the Infrastructure, related to cancellation of lease agreements (Note 20).

(3)	Refers to assets sold from the Tamboré and Curitiba (CIC) data centers, sold for the amounts of R$419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019, generating a gain in operating income of R$64,275.

It also includes the residual balance of property, plant and equipment intended for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (note 10).

(4)	Refers to the lease of areas in the Curitiba data center.

d) Depreciation rates

In the years ended December 31, 2019 and 2018, the Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The results of these evaluations indicated the need for changes in useful lives.

For the year ended December 31, 2019 and 2018, this change in accounting estimate, which was applied, increased depreciation expense by R$283,552 and R$267,657 in 2019 and 2018, respectively.

The depreciation rates below were reviewed as of January 1, 2019, upon adoption of IFRS 16, generating an increase of R$1,882,950 in depreciation costs and expenses in the year ended December 31, 2019. The following is a comparative table of these rates.

Description	12.31.19	12.31.18
Switching and transmission equipment and media	2.50% to 92.31%	2.50% to 25.00%
Terminal equipment / modems	6.67% to 66.67%	6.67% to 66.67%
Infrastructure	2.50% to 92.31%	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%

e) Additional information on leases

Changes in leases, after the adoption of IFRS 16, already included in the asset movement tables (Note 12.c), are as follows.

	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00

Balances and changes:
Balance on 12.31.18 (1)	186,554	189,455	10,950	386,959
Initial Adoption on 01.01.19	91,836	8,526,236	-	8,618,072
Additions	107,108	1,696,833	-	1,803,941
Subletting (Note 12.c)	-	(10,310)		(10,310)
Depreciation and write-offs, net (IAS 17)	-	(50,819)	(7,730)	(58,549)
Depreciation (IFRS 16)	(39,192)	(1,843,758)	-	(1,882,950)
Cancellation of contracts	-	(105,952)	-	(105,952)
Balance on 12.31.19	346,306	8,401,685	3,220	8,751,211

(1) Includes lease under IAS 17 and provision for dismantling for the leases.

f) Property and equipment items pledged in guarantee

On December 31, 2019, the Company had property and equipment pledged in guarantee for lawsuits, of R$81,416 (R$94,641 on December 31, 2018).

g) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On December 31, 2019, estimated residual value of reversible assets was R$8,259,852 (R$8,621,863 on December 31, 2018), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

13) INTANGIBLE ASSETS

a)	Accounting policy

Intangible assets acquired separately are measured at acquisition / construction cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the statement of income for the year in which it is incurred.

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

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the cost/expense category consistent with the function of the intangible assets.

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lifes.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and recognized in the statement of income on disposal.

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

The accounting treatment of the investment in intangible assets includes making estimates to determine the useful life for amortization purposes, particularly for assets acquired in business combinations.

The determination of the useful lives requires estimates in relation to the expected technological evolution and the alternative use of the assets. Hypotheses related to the technological aspect and its future development imply a significant degree of analysis, since the timing and nature of future technological changes are difficult to predict.

c) Breakdown, changes and amortization rates

A brief description of the key intangible asset items with finite useful lives, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.

•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance on 12.31.17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	970,172	-	-	6,647	-	-	249,307	1,226,126
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	519,539	-	-	-	32,539	-	(365,770)	186,308
Amortization (Note 25)	-	(965,459)	(549,589)	(84,205)	(920,116)	(3,968)	-	-	(2,523,337)
Balance on 12.31.18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	374,690	-	-	-	-	-	1,390,731	1,765,421
Write-offs, net (1)	(3,249)	(5,066)	-	-	-	(58)	-	-	(8,373)
Net transfers	-	1,314,978	-	-	-	(6)	-	(1,229,472)	85,500
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Business combinations (Note 1 c.1)	-	596	-	-	-	-	-	-	596
Amortization (Note 25)	-	(1,234,949)	(500,441)	(84,205)	(964,316)	(3,729)	-	-	(2,787,640)
Balance on 12.31.19	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on 12.31.18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

Balance on 12.31.19
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	-	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	-	-	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

(1)	Refers to proportional write-off in the amount of R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36.

(2)	Refers to transfers of assets from the Tamboré and Curitiba (CIC) data centers, sold for the amounts of R$419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019, generating a gain in operating income of R$64,275.

d) Goodwill

d.1) Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any non-controlling interest in the acquiree.

For each business combination, the Company measures non-controlling interests in the acquiree either at its fair value or based on its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conducted in stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the statement of income.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the statement of income. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired, and liabilities assumed). If consideration is lower than the fair value of acquired net assets, the difference must be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill has been allocated to a CGU and part of the operation within that CGU is disposed that, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

d.2) Goodwill breakdown

The table below shows the composition of the goodwill recorded by the Company as of December 31, 2019 and 2018.

	12.31.19	12.31.18
Ajato Telecomunicação Ltda.	149	149
Spanish and Figueira, by the merger of Telefônica Data Brasil Holding (TDBH) in 2006	212,058	212,058
Santo Genovese Participações, Atrium Telecomunicações, which took place in 2004	71,892	71,892
Telefônica Televisão Participações, former Navytree, occurred in 2008	780,693	780,693
Vivo Participações, occurred in 2011 (1)	9,157,239	9,160,488
GVT Participações, occurred in 2015	12,837,141	12,837,141
Total	23,059,172	23,062,421

(1)	The proportional write-off in the amount of R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36.

14)	IMPAIRMENT OF NON-FINANCIAL ASSETS

a)	Accounting policy

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount.

The recoverable amount of an asset or a CGU is defined as the higher of value in use and net sales value. Thus, considering the convergence of product and service offerings, in addition, the Company's main operating asset is a single, broadly integrated network, which is used to provide all telecommunications services to its customers, therefore, the Company defines your business as a single CGU.

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

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and willing parts, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

b) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, pay TV and IT compared to voice services (fixed). Mobile revenues follow the market trend, including mainly migrations from prepaid to postpaid, price convergence and growth in data and M2M.

•	Capex volume: the projects and future needs were considered, both in line with the evolution of expected revenues and always aiming at better efficiency in the use of these investments. The Capex volume may also be impacted by inflation and currency fluctuations.

•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual notably Beta factors.

•	Perpetuity growth rate: reflects the Company's condition to generate cash flow in an eternal manner. The percentage considered mainly takes into account investments over the projected period and reproduces the Company's condition in perpetuity.

c) Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (pp) which were assumed for the years ended December 31, 2019 and 2018:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/- 1.0
Perpetuity growth rates	+/- 0.5

Operating variables
OIBDA Margin	+/- 2.0
Capex/Revenues Margin	+/- 1.5

The sensitivity analysis performed at year-end 2019 and 2018 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

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

The growth rate used to extrapolate projections beyond the five years period was 4.5% in 2019 and 2018.

The estimated future cash flows were discounted at a discount rate of 10.22% and 11.15%, which before taxes are 11.38% and 13.99% in 2019 and 2018, respectively, also in nominal values.

The inflation rate for the period analyzed in the projected cash flows was 3.8% and 4.0% in 2019 and 2018, respectively.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2019 and 2018, growth projections and operating results for the year ended December 31, 2019 and 2018, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	12.31.19	12.31.18
Salaries and wages	38,363	34,767
Social charges and benefits	400,470	385,695
Profit sharing	308,918	265,433
Share-based payment plans (Note 29)	40,523	22,638
Other compensation	-	86,000
Total	788,274	794,533

Current	752,246	782,630
Non-current	36,028	11,903

16)	TRADE ACCOUNTS PAYABLE

a)	Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

b)	Breakdown

	12.31.19	12.31.18
Sundry suppliers (Opex, Capex, Services and Material)	5,958,280	6,790,882
Amounts payable (operators, cobilling)	303,087	198,942
Interconnection / interlink	205,161	269,446
Related parties (Note 28)	405,271	383,512
Total	6,871,799	7,642,782

17) TAXES, CHARGES AND CONTRIBUTIONS

	12.31.19	12.31.18
ICMS	906,447	1,094,769
PIS and COFINS	331,863	512,714
Fust and Funttel	89,394	89,794
ISS, CIDE and other taxes	97,163	139,933
Total	1,424,867	1,837,210

Current	1,139,812	1,797,965
Non-current	285,055	39,245

18)	DIVIDENDS AND INTEREST ON EQUITY

a)	Accounting policy

a.1) Dividends

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

a.2) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation, the Company and its subsidiaries provision, in its accounting records, the amount due to match against the financial expenses account in the statement of income for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

a.3) Unclaimed dividends and interest on equity

The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.

b)	Dividends and interest on equity payable

b.1) Breakdown:

	12.31.19	12.31.18
Telefónica Latinoamérica Holding	787,823	952,217
Telefónica	948,662	1,146,619
SP Telecomunicações Participações	598,064	722,862
Telefónica Chile	1,667	2,015
Non-controlling interest	1,251,201	1,349,203
Total	3,587,417	4,172,916

b.2) Changes:

Balance on 12.31.17	2,396,116
Supplementary dividends for 2017	2,191,864
Interim interest on equity (net of IRRF)	3,867,500
Unclaimed dividends and interest on equity	(152,770)
Payment of dividends and interest on equity	(4,136,878)
IRRF on shareholders exempt/immune from interest on equity	7,084
Balance on 12.31.18	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF) and dividends	3,199,800
Unclaimed dividends and interest on equity	(82,898)
Payment of dividends and interest on equity	(6,176,842)
IRRF on shareholders exempt/immune from interest on equity	5,757
Balance on 12.31.19	3,587,417

For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

19) PROVISION AND CONTINGENCIES

a)	Accounting policy

Provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provision is restated at the balance sheet date considering the likely amount of loss and the nature of each provision.

Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.

Provision for civil, labor, tax and regulatory legal claims

The Company and its subsidiaries are parts to administrative; labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned as the present value from amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate.

Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

Refers to contingent liabilities from the Purchase Price Allocation (PPA) on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

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

c) Information on provisions and contingencies

The Company and its subsidiaries are parts to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for decommissioning	Total
Balance on 12.31.17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 26)	319,056	452,746	395,631	(41,837)	(27,345)	-	1,098,251
Other additions (reversal) (1)	(99,372)	(2,443,047)	(14,119)	-	-	16,752	(2,539,786)
Write-offs due to payment	(541,749)	(51,924)	(598,294)	(117,599)	-	-	(1,309,566)
Monetary restatement	121,155	414,914	165,708	77,860	8,824	77,215	865,676
Balance on 12.31.18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Initial adoption IFRIC 23 (Note 7)	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net (Note 26)	152,105	32,719	364,008	93,634	(16,986)	(90,159)	535,321
Other additions (reversal) (1)	(5,709)	-	(2,381)	-	-	(4,191)	(12,281)
Write-offs due to payment	(485,539)	(364,992)	(833,579)	(43,068)	-	-	(1,727,178)
Monetary restatement	99,526	25,270	264,590	72,954	21,433	57,591	541,364
Business combinations (Note 1 c.1)	7,805	-	7	-	-	-	7,812
Balance on 12.31.19	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418

Balance on 12.31.18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

Balance on 12.31.19
Current	236,130	-	113,307	25,008	-	-	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973

(1) Refers mainly to the amounts of inflows and losses against judicial deposits (Note 9).

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.19	12.31.18
Provisions	547,874	779,686
Possible losses	452,070	191,398

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), and, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a part to Public Civil Actions filed by the Public Prosecution Service whose purpose is essentially the determination of the Company to stop hiring a company to perform the Company's core activities. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the unrestricted outsourcing to be legally valid, including the end activity, safeguarding the subsidiary responsibility of the service receiver. However, a final judgment has yet to clarify the scope of this decision, including in cases already final and unappealable. The application of the decision will need to be individually evaluated for each case under discussion. Given these considerations, it is not feasible to estimate amounts or likelihood of loss for the Company.

c.2) Tax provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.19	12.31.18
Provisions	1,575,949	1,951,897
Federal (1)	573,229	526,943
State	466,164	909,547
Municipal	34,915	33,607
FUST	501,641	481,800
Possible losses	26,104,867	36,103,128
Federal (1)	2,233,733	12,025,529
State	15,460,028	16,294,685
Municipal	669,114	637,690
FUST, FUNTTEL and FISTEL	7,741,992	7,145,224

(1)	On January 1, 2019, the Company applied the requirements of IFRIC 23 - Uncertainties on Income Tax Treatment and, accordingly, we present the information on income tax and social contribution of December 31, 2019 in note 7

c.2.1) Tax provisions

Management, under advice of legal counsel believes that the following losses are probable in the following federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are parts to administrative and legal proceedings at the federal level relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation of amounts granted as discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parts to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

c.2.2) Possible losses - tax contingencies

Management, under advice of legal counsel believes that the following losses are possible in the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL):

Federal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the federal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parts (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) deduction of COFINS on swap operation losses; (v) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (vii) IPI levied on shipment of fixed access units from the Company's establishment; and (viii) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions.

State taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits related to acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) amounts given by way of discounts; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the municipal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

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

On December 31, 2019, the consolidated amount involved totaled R$4,411,759 (R$3,701,208 on December 31, 2018).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, therefore avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2019, the consolidated amount involved totaled R$723,105 (R$618,473 on December 31, 2018).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On December 31, 2019, the consolidated amount involved totaled R$2,607,128 (R$2,825,543 on December 31, 2018).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	12.31.19	12.31.18
Provisions	797,448	1,004,803
Possible losses	3,494,626	3,493,655

c.3.1) Civil provisions

Management, under advice of legal counsel, believes that the following will result in probable losses from civil proceedings:

•	The Company is part to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2019, the consolidated amount involved totaled R$297,641 (R$334,877 on December 31, 2018).

•	The Company and/or its subsidiaries are parts to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. On December 31, 2019, the consolidated amount involved totaled R$211,865 (R$353,850 on December 31, 2018).

•	The Company and/or its subsidiaries are parts to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2019, the consolidated amount involved totaled R$287,942 (R$316,076 on December 31, 2018).

c.3.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Civil Class Actions proposed by ASTEL and the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. As for the action proposed only by ASTEL, there was a favorable decision in the first degree. Subsequently, ASTEL appealed and the appeal was withdrawn, maintaining a favorable decision. As for the action proposed by FENAPAS, the amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•	The Company is part to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also part to other claims of several types related to the ordinary course of business. On December 31, 2019, the consolidated amount totaled R$3,467,941 (R$3,466,522 on December 31, 2018).

•	Terra Networks is a part to: (i) a supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. On December 31, 2019, the amount was R$15,443 (R$12,926 on December 31, 2018).

•	The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently a part to various lawsuits (administrative and legal proceedings). On December 31, 2019, 2019 the amount was R$11,626 (R$14,207 on December 31, 2018).

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parts and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine at this time the extent of potential liability with respect to this claim as the expertise is in its early stages.

•	The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.19	12.31.18
Provisions	1,145,736	1,022,216
Possible losses	5,645,107	6,119,136

c.4.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is part to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

c.4.2) Possible losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is part to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Relevant cases in the possible regulatory contingency portfolio include:

•	Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company's view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. As a result of this divergence of understanding, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The fine imposed by ANATEL, and object of the lawsuit, totals R$211 million as the principal amount. On December 31, 2019, the restated amount, plus interest and monetary restatement, reached approximately R$505 million. On December 31, 2018, this amount was approximately R$482 million. The Company believes that the fine imposed is illegal and undue based, fundamentally, on the following defense arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the fine penalty is disproportionate and without foundation. The lawsuit is in the lower court and, at this moment, awaits judgment, after the Company has gathered an expert report that supports the arguments in favor of reducing the fine.

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	12.31.19	12.31.18
Property and equipment	81,416	94,641
Judicial deposits and garnishments	3,670,885	3,910,014
Letters of guarantee	2,608,463	2,301,210
Total	6,360,764	6,305,865

On December 31, 2019, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated amount of R$50,554 (R$64,461 on December 31, 2018).

20) LOANS, FINANCING, DEBENTURES AND LEASES

a)	Accounting policy

These are financial liabilities measured initially and recognized by fair value, net of costs incurred to obtain them and subsequently measured by amortized cost (plus pro-rata charges and interest), considering the effective interest rate of each operation, or by fair value through profit or loss.

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

All other costs of loans, financing, debentures and leases are recorded in expense in the period in which they are incurred. The costs of loans, financing and debentures comprise interest and other costs incurred.

b)	Breakdown

	Information on December 31, 2019				12.31.19			12.31.18
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					4,126,490	9,698,183	13,824,673	1,367,551	4,675,271	6,042,822

Financial institutions (b.1)					23,865	24,985	48,850	666,213	819,742	1,485,955
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%			-	-	-	214,012	-	214,012
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%			-	-	-	184,200	122,011	306,211
BNDES FINEM	R$	5.00%			-	-	-	13,403	-	13,403
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%			-	-	-	103,486	316,269	419,755
BNDES FINEM	R$	4.00% to 6.00%			-	-	-	37,837	94,516	132,353
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%			-	-	-	80,014	245,887	325,901
PSI	R$	2.5% to 5.5%	Jan-23	(1)	8,847	112	8,959	18,207	1,263	19,470
BNB	R$	7.06% to 10%	Aug-22	(2)	15,018	24,873	39,891	15,054	39,796	54,850

Suppliers (b.2)	R$	109.2% to 122.5% of CDI	Jan-21		996,177	97	996,274	524,244	-	524,244

Debentures (b.3)					1,077,183	2,027,167	3,104,350	123,961	3,049,949	3,173,910
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(3)	-	-	-	41,121	-	41,121
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(3)	28,366	28,366	56,732	26,250	52,499	78,749
5th issue	R$	108.25% of CDI	Feb-22	(3)	44,504	1,998,801	2,043,305	51,233	1,997,694	2,048,927
6th issue	R$	100% of CDI + 0.24%	Nov-20	(3)	1,004,313	-	1,004,313	5,357	999,756	1,005,113

Leases (b.4)	R$	4.90% / IPCA			2,029,265	7,161,886	9,191,151	53,133	339,894	393,027

Contingent consideration (b.5)	R$	Selic			-	484,048	484,048	-	465,686	465,686

Foreign currency					-	-	-	96,615	-	96,615

Financial institutions (b.1)					-	-	-	96,615	-	96,615
BNDES FINEM	UMBND	ECM + 2.38%			-	-	-	96,615	-	96,615
Total					4,126,490	9,698,183	13,824,673	1,464,166	4,675,271	6,139,437

Guarantees:

(1)	Pledge of financed assets.

(2)	Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$13,212 and R$12,473 on December 31, 2019 and 2018, respectively.

(3)	Unsecured.

b.1) Loans and financing - Financial Institutions

Some financing agreements with the financial institutions have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

b.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 109.2% to 122.5% of the CDI (107.9% to 115.9% of the CDI on December 31, 2018).

b.3) Debentures

The following is a summary of the debentures in effect on December 31, 2019.

		Amounts
Issue	Issue date	Issued	Outstanding	Issue value
4th issue – Series 3 (1)	10/15/2009	810,000	-	810,000
1st issue – Minas Comunica	12/17/2007	5,550	5,550	55,500
5th issue	2/8/2017	200,000	200,000	2,000,000
6th issue	11/27/2017	100,000	100,000	1,000,000

(1) On October 15, 2019, this issue was settled in the amount of R$42,895.

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$2,550 on December 31, 2019 (R$3,951 on December 31, 2018), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

b.4) Leases

The Company has agreements classified as lease agreements as a lessee: (i) lease of towers and rooftops arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

Balances of lease payments payable, including the effects of the adoption of IFRS 16 (Note 2.f):

	12.31.19	12.31.18
Nominal value payable	10,932,789	766,215
Unrealized financial expenses	(1,741,638)	(373,188)
Present value payable	9,191,151	393,027

Current	2,029,265	53,133
Non-current	7,161,886	339,894

The following is a schedule of the amounts payable on leases on December 31, 2019, settled in nominal amounts and at present value:

Year	Nominal value payable	Present value payable
2020	2,098,941	2,029,265
2021	1,896,313	1,751,557
2022	1,670,508	1,470,364
2023	1,484,652	1,241,102
2024	1,086,093	856,502
2025 onwards	2,696,282	1,842,361
Total	10,932,789	9,191,151

The weighted annual interest rate on lease contracts on December 31, 2019 is 4.90%, with an average maturity of 6.18 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include the projected inflation, at market interest rates, estimated with the Company's intrinsic risk spread.

The use of nominal or real rates, in estimating future flows, as long as they are applied consistently to the discount rate, would have immaterial effects on the updated balance of the lease liabilities as of December 31, 2019, as well as their respective effects on the income for the year ending on this date.

The discount curves used are constructed based on observable data. Real and nominal market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. Accordingly, the final discount curve reliably reflects the Company's incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on December 31, 2019 and 2018.

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

c) Repayment schedule

On December 31, 2019, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Contingent consideration	Total
2021	14,984	97	1,027,167	1,751,557	-	2,793,805
2022	9,996	-	1,000,000	1,470,364	-	2,480,360
2023	5	-	-	1,241,102	-	1,241,107
2024	-	-	-	856,502	-	856,502
2025 onwards	-	-	-	1,842,361	484,048	2,326,409
Total	24,985	97	2,027,167	7,161,886	484,048	9,698,183

d) Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item b), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

On December 31, 2019 and December 31, 2018, the Company was in compliance with all economic and financial indices.

e) Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance on 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	18,672	506,397	-	525,069
Government grants (Note 21)	(40)	-	-	-	-	(40)
Financial charges (Note 27)	169,771	242,415	45,501	33,169	19,542	510,398
Issue costs	-	1,471	-	-	-	1,471
Foreign exchange variation (Note 27)	28,848	-	-	-	-	28,848
Payments	(1,118,355)	(1,590,715)	(56,606)	(622,474)	-	(3,388,150)
Balance on 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 (Note 2.f)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	1,803,941	967,313	-	2,771,254
Government grants (Note 21)	15,787	-	-	-	-	15,787
Financial charges (Note 27)	111,013	197,386	457,985	45,940	18,362	830,686
Issue costs	-	1,400	-	-	-	1,400
Foreign exchange variation (Note 27)	(1,104)	-	-	-	-	(1,104)
Write-offs (cancellation of contracts)	-	-	(107,213)	-	-	(107,213)
Payments	(1,659,416)	(268,346)	(1,974,661)	(541,223)	-	(4,443,646)
Balance on 12.31.19	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673

f) Additions and payments

Summary of additions and payments:

	2019				2018
		Write-offs (payments)				Write-offs (payments)
	Additions	Principal	Financial charges	Total	Additions	Principal	Financial charges	Total
Loans and financing	-	(1,564,258)	(95,158)	(1,659,416)	-	(961,687)	(156,668)	(1,118,355)
BNDES	-	(1,549,335)	(91,939)	(1,641,274)	-	(946,763)	(152,447)	(1,099,210)
BNB	-	(14,923)	(3,219)	(18,142)	-	(14,924)	(4,221)	(19,145)
Debêntures	-	(66,830)	(201,516)	(268,346)	-	(1,324,723)	(265,992)	(1,590,715)
4th issue – Series 3	-	-	-	-	-	-	(1,583)	(1,583)
1st issue – Minas Comunica	-	(25,583)	(1,761)	(27,344)	-	(24,723)	(1,082)	(25,805)
4th issue	-	(41,247)	(1,650)	(42,897)	-	(1,300,000)	(47,257)	(1,347,257)
5th issue	-	-	(135,242)	(135,242)	-	-	(149,795)	(149,795)
6th issue	-	-	(62,863)	(62,863)	-	-	(66,275)	(66,275)
Suppliers	967,313	(506,407)	(34,816)	(541,223)	506,397	(571,434)	(51,040)	(622,474)
Leases (1)	10,422,013	(1,559,165)	(415,496)	(1,974,661)	18,672	(35,375)	(21,231)	(56,606)
Total	11,389,326	(3,696,660)	(746,986)	(4,443,646)	525,069	(2,893,219)	(494,931)	(3,388,150)

(1) Additions include the amount of the initial adoption of IFRS 16 (Note 2.f).

21)	DEFERRED INCOME

	12.31.19	12.31.18
Disposal of PP&E (1)	94,383	89,835
Government grants (2)	61,613	94,335
Contractual Liabilities - IFRS 15 (3)	499,035	532,207
Other (4)	63,051	59,658
Total	718,082	776,035

Current	506,181	525,509
Non-current	211,901	250,526

(1)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are fulfilled and a portion of the amount arising from the sale of the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, S.A, to be recognized in profit or loss over 10 years, pursuant to contractual conditions.

(2)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(3)	Refers to the balance of contractual liabilities of customers, being deferred to the extent that they relate to performance obligations that are satisfied over time.

(4)	Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

Changes in contractual liabilities (IFRS 15), mainly related to the sale of prepaid credits in the years ended December 31, 2019 and 2018:

Initial adoption on 01.01.18	178,897
Reclassification on 01.01.18	383,688
Additions	7,271,614
Write-offs, net	(7,301,992)
Balance on 12.31.18	532,207
Additions	6,762,607
Write-offs, net	(6,795,779)
Balance on 12.31.19	499,035

Current	468,776
Non-current	30,259

Below, we present the expected periods of realization of contractual liabilities.

Year
2020	468,776
2021	11,342
2022	3,468
2023	3,468
2024	3,468
2025 onwards	8,513
Total	499,035

22) OTHER LIABILITIES

	12.31.19	12.31.18
Liabilities with ANATEL (1)	300,119	346,950
Liabilities with related parties (Note 28)	30,114	31,716
Third-party withholdings (2)	222,056	120,711
Surplus from post-employment benefit plans (Note 30)	1,155,067	679,478
Amounts to be refunded to subscribers	43,794	56,897
Other liabilities	36,781	61,957
Total	1,787,931	1,297,709

Current	365,192	368,376
Non-current	1,422,739	929,333

(a)	Includes the cost of renewing STFC and SMP licenses.

(b)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases are not necessarily in proportion to the number of shares in existing classes, however the number of non-voting or restricted-voting preferred shares must not exceed two-thirds of total shares issued. Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years. This right continues until payment of said dividend.

Subscribed and paid-in capital on December 31, 2019 and 2018 amounted to R$63,571,416, divided into shares without par value, held as follows:

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

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SP Telecomunicações Participações) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account on December 31, 2019 and 2018 totaled R$63,074.

b.2) Other capital reserves

The breakdown on December 31, 2019 and 2018 was as follows.

	12.31.19	12.31.18
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	(59,029)
Effects of the acquisition of TIS by Terra Networks (8)	(48,135)	-
Other	76	10
Total	1,190,209	1,238,278

(1)	It referes the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)	The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3)	The value refers direct costs (net of taxes) of Company capital that increased on April 30,2015, arising from the Primary Offering of Shares.

(4)	The value refers the difference between the economic values that comes from the merger of shares owned by GVTPart, issued on the transaction closing date.

(5)	Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10, 35 and 36. It would be recorded in equity when there is no change in the shareholding control.

(6)	It refers about the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)	The effects refer the acquisition of Terra Networks by TData, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c.2).

(8)	The effects referee the acquisition of TIS by Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c.1).

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders' equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the equity instruments of the Company.

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

The balance of this account on December 31, 2019 and 2018 totaled R$87,820, consisting of 2,290,164 common shares and 983 preferred shares.

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid-in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

c.2) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company's increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Annual Shareholders' Meeting.

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

c.4) Changes of income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve	Expansion and Modernization Reserve	Tax incentives	Total
Balance on 12.31.17	2,138,344	297,000	27,884	2,463,228
Reversal of reserves	-	(297,000)	-	(297,000)
Recording of reserves	446,413	1,700,000	11,529	2,157,942
Balance on 12.31.18	2,584,757	1,700,000	39,413	4,324,170
Reversal of reserves	-	(1,700,000)	-	(1,700,000)
Recording of reserves	250,051	600,000	18,166	868,217
Balance on 12.31.19	2,834,808	600,000	57,579	3,492,387

d) Dividend and interest on equity (IOE)

d.1) Additional dividends proposed for 2018

On April 11, 2019, the Annual General Meeting approved the allocation of proposed additional dividends for 2018, not yet distributed, amounting to R$2,468,684 to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount was paid on December 17, 2019.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2019 and 2018:

	2019	2018
Net income for the year	5,001,014	8,928,258
Allocation to legal reserve	(250,051)	(446,413)
(-) Tax incentives - not distributable	(18,166)	(11,529)
Adjusted net income	4,732,797	8,470,316

Dividend and IOE distributed for the year:	(3,588,000)	(4,550,000)
Interest on equity (gross)	(2,588,000)	(4,550,000)
Interim dividends	(1,000,000)	-
Balance of unallocated net income	1,144,797	3,920,316

(+) Reversal special reserve for modernization and expansion	1,700,000	297,000
(-) Effects of the initial adoption of IFRS 9 and 15, net of taxes on 01.01.18	-	(138,663)
(+) Unclaimed dividends and interest on equity	82,898	152,770
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(132,120)	(62,739)
Income available to be distributed	2,795,575	4,168,684

Proposal for Distributions:
Special reserve for modernization and expansion	600,000	1,700,000
Additional proposed dividends	2,195,575	2,468,684
Proposed additional dividends - Net income for the year	495,575	2,171,684
Proposed additional dividends - Based on prior year's net income, referring to the reversal of the special reserve for expansion and modernization	1,700,000	297,000
Total	2,795,575	4,168,684

Mandatory minimum dividend - 25% of adjusted net income	1,183,199	2,117,579

The proposal to management of the 2019 financial year that is presented above will be submitted to the annual general meeting to be held in 2020.

Total proposed for deliberation - per share	2019	2018
Common shares	1.219339	1.371013
Preferred shares	1.341273	1.508114

In 2019 and 2018, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2019

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/15/19	02/28/19	Until 12/31/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	Until 12/31/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	Until 12/31/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
IOE	12/19/19	12/30/19	Until 12/31/20	110,669	239,331	350,000	94,069	203,431	297,500	0.16522015740	0.18174217314
Dividends	12/19/19	12/30/19	Until 12/31/20	316,198	683,802	1,000,000	316,198	683,802	1,000,000	0.55536187362	0.61089806098
Total				1,134,517	2,453,483	3,588,000	1,011,769	2,188,031	3,199,800

2018

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	06/18/18	06/29/18	08/20/19	126,479	273,521	400,000	107,507	232,493	340,000	0.18882303703	0.20770534073
IOE	09/05/18	09/17/18	08/20/19	885,353	1,914,647	2,800,000	752,550	1,627,450	2,380,000	1.32176125923	1.45393738515
IOE	12/04/18	12/17/18	12/17/19	426,867	923,133	1,350,000	362,837	784,663	1,147,500	0.63727774998	0.70100552498
Total				1,438,699	3,111,301	4,550,000	1,222,894	2,644,606	3,867,500

The amounts of IOE are calculated and presented net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without withholding income tax at source.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.

For the years ended December 31, 2019 and 2018, the Company reversed unclaimed dividends and interest on equity amounting to R$82,898 and R$152,770, respectively, which were included in calculations for decisions on Company dividends.

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

Changes in other comprehensive income were as follows:

	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balance on 12.31.17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	9,927	9,927
Losses from future contracts	-	(1,618)	-	(1,618)
Losses on financial assets at fair value through other comprehensive income	(412)	-	-	(412)
Balance on 12.31.18	(9,070)	336	37,959	29,225
Translation gains	-	-	1,859	1,859
Losses from future contracts	-	(336)	-	(336)
Losses on financial assets at fair value through other comprehensive income	(11)	-	-	(11)
Balance on 12.31.19	(9,081)	-	39,818	30,737

f) Company share repurchase program

On December 7, 2018 the Company's Board of Directors, in accordance with Article 17, item XV of the law, the programs were approved for the repurchase of common and preferred shares pursuant to CVM Instruction 567, of September 17, 2015. The acquisition of own shares was made with the intention of subsequently cancelling, selling or holding in treasury, without reducing the capital stock, thereby increasing shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation.

The repurchase will be made through using the balance capital reserve that was included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made on B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition are 583,422 common shares and 37,736,465 preferred shares.

During the year ended December 31, 2019, there were no acquisitions of shares within the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

The table below sets out the calculation of earnings per share for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Net income for the year	5,001,014	8,928,258	4,608,790
Common shares	1,581,308	2,823,093	1,457,288
Preferred shares	3,419,706	6,105,165	3,151,502

Number of shares (thousands):	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares	2.78	4.96	2.56
Preferred shares	3.06	5.45	2.82

24)	NET OPERATING REVENUE

a)	Accounting policy

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

b) Critical estimates and judgments

The Company has billing systems for services with intermediate cut-off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, different cycles of information, and data obtained from different sources which is processed by a large number of application and system, among others. These estimates are subject to significant uncertainties.

c) Breakdown

	2019	2018	2017
Gross operating revenue	66,571,866	65,794,397	66,243,174
Services (1)	60,129,579	61,292,362	62,696,433
Sale of goods (2)	6,442,287	4,502,035	3,546,741

Deductions from gross operating revenue	(22,303,695)	(22,331,657)	(23,036,342)
Taxes	(13,894,361)	(14,559,915)	(16,058,584)
Services	(12,678,809)	(13,820,784)	(15,468,315)
Sale of goods	(1,215,552)	(739,131)	(590,269)

Discounts granted and return of goods	(8,409,334)	(7,771,742)	(6,977,758)
Services	(6,319,584)	(6,288,941)	(5,340,476)
Sale of goods	(2,089,750)	(1,482,801)	(1,637,282)

Net operating revenue	44,268,171	43,462,740	43,206,832
Services	41,131,186	41,182,637	41,887,642
Sale of Goods	3,136,985	2,280,103	1,319,190

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2019, 2018 and 2017.

25) OPERATING COSTS AND EXPENSES

	2019
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(758,780)	(2,568,363)	(430,409)	(3,757,552)
Third-party services (2)	(6,601,587)	(6,686,452)	(1,154,823)	(14,442,862)
Rental, insurance, condominium and connection means (3)	(1,388,217)	(78,401)	(57,359)	(1,523,977)
Taxes, charges and contributions (4)	(1,597,066)	(41,810)	(31,127)	(1,670,003)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,682,348)	-	(1,682,348)
Depreciation and amortization (5)	(8,624,228)	(1,501,096)	(794,468)	(10,919,792)
Cost of goods sold	(3,156,964)	-	-	(3,156,964)
Materials and other operating costs and expenses	(32,105)	(142,752)	(29,910)	(204,767)
Total	(22,158,947)	(12,701,222)	(2,498,096)	(37,358,265)

	2018
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(872,032)	(2,574,498)	(549,610)	(3,996,140)
Third-party services (2)	(6,656,924)	(6,989,006)	(1,237,527)	(14,883,457)
Rental, insurance, condominium and connection means (3)	(2,957,489)	(147,613)	(202,881)	(3,307,983)
Taxes, charges and contributions (4)	(1,594,836)	(30,703)	(36,122)	(1,661,661)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,533,660)	-	(1,533,660)
Depreciation and amortization (5)	(6,487,909)	(1,352,638)	(528,076)	(8,368,623)
Cost of goods sold	(2,406,099)	-	-	(2,406,099)
Materials and other operating costs and expenses	(50,478)	(204,623)	(44,754)	(299,855)
Total	(21,025,767)	(12,832,741)	(2,598,970)	(36,457,478)

	2017
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel (1)	(845,358)	(2,387,314)	(493,095)	(3,725,767)
Third-party services (2)	(7,032,252)	(7,438,937)	(1,232,379)	(15,703,568)
Rental, insurance, condominium and connection means (3)	(2,624,405)	(151,455)	(204,701)	(2,980,561)
Taxes, charges and contributions (4)	(1,792,764)	(39,050)	(34,779)	(1,866,593)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,481,015)	-	(1,481,015)
Depreciation and amortization (5)	(5,963,153)	(1,433,297)	(457,284)	(7,853,734)
Cost of goods sold	(1,955,890)	-	-	(1,955,890)
Materials and other operating costs and expenses	(58,708)	(205,406)	(20,867)	(284,981)
Total	(20,272,530)	(13,136,474)	(2,443,105)	(35,852,109)

(1)	Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.

(2)	Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.

(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.

(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.

(5)	Includes the consolidated amounts of R$1,913,241, R$29,631 and R$30,291 in the years ended December 31, 2019 2018 and 2017, respectively, related to the leases depreciation. In 2017, includes R$1,267, related to non-cumulative PIS and COFINS tax credits.

26)	OTHER OPERATING INCOME (EXPENSES)

	2019	2018	2017
Recovered expenses and fines (1)	503,777	3,962,150	355,415
Provisions for labor, tax and civil contingencies (Note 19) (2)	(625,480)	(1,258,966)	(999,419)
Net gain (loss) on asset disposal/loss	408,160	114,853	108,767
Other operating income (expenses)	17,561	(367,115)	(187,249)
Total	304,018	2,450,922	(722,486)

Other operating income	929,498	4,077,003	464,182
Other operating expenses	(625,480)	(1,626,081)	(1,186,668)
Total	304,018	2,450,922	(722,486)

(1)	For the year ended December 31, 2018, includes tax credits amount to R$3,386,433, from the final court proceeding in favor of the Company and its subsidiary, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (Note 8).

(2)	For the year ended December 31, 2018, includes the write-off of judicial deposits in the amount of R$160,715.

27) FINANCIAL INCOME (EXPENSES)

a)	Accounting policy

These include interest, monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

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

b)	Breakdown

	2019	2018	2017
Financial Income
Interest income	272,158	246,083	655,474
Interest receivable (customers, taxes and other)	177,636	118,476	124,391
Gain on derivative transactions (Note 31)	315,351	305,996	373,971
Foreign exchange variations on loans and financing (Note 20)	5,140	32,326	113,203
Other revenues from foreign exchange and monetary variation (1)	209,447	3,341,211	406,013
Other financial income	153,138	68,548	82,906
Total	1,132,870	4,112,640	1,755,958

Financial Expenses
Loan, financing, debenture and finance lease charges (Nota 20) (3)	(830,686)	(510,398)	(932,727)
Foreign exchange variation on loans and financing (Note 20)	(4,036)	(61,174)	(129,049)
Loss on derivative transactions (Note 31)	(263,388)	(295,208)	(415,956)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(144,779)	(186,238)	(136,425)
Other expenses with foreign exchange and monetary variation	(615,291)	(963,463)	(876,948)
IOF, Pis, Cofins and other financial expenses (2)	(94,831)	(269,006)	(167,897)
Total	(1,953,011)	(2,285,487)	(2,659,002)

Financial income (expenses), net	(820,141)	1,827,153	(903,044)

(1)	For the year ended December 31, 2018, includes tax credits amounting to R$2,926,247, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013 (Note 8).

(2)	For the year ended December 31, 2018, includes the amount of R$136,070 of PIS and COFINS on the indexation for inflation credits in (1) above.

(3)	Includes the consolidated amounts of R$457,98, R$45,501 and R$45,265 in the years ended December 31, 2019, 2018 and 2017, respectively, related to leases charges.

28) BALANCES AND TRANSACTIONS WITH RELATED PARTS

a)	Balances and transactions with related parts

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parts as follows:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Digital TV services provided by Media Networks Latino America.

c)	Rental, maintenance of safety equipment and construction services provided by Telefônica Infraestrutura e Segurança (formerly Telefônica Inteligência e Segurança Brasil). The controlling interest of this company was acquired by Terra Networks (Note 1.c.1) and, therefore, the amounts presented in the income statement refer to the period from January to August 2019.

d)	Corporate services passed through at the cost effectively incurred for these services.

e)	Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology.

f)	International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Telefónica International Wholesale Services Brazil (formerly Media Net Brazil).

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

h)	Marketing services provided by Telefónica Group companies.

i)	Information access services through the electronic communications network, provided by Telefonica de Espanha.

j)	Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA.

k)	Long distance call and international roaming services provided by Telefónica Group companies.

l)	Sundry expenses and costs to be reimbursed by Telefónica Group companies.

m)	Brand fee for assignment of rights to use the brand paid to Telefónica.

n)	Platform of health services provided by Axismed.

o)	Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital.

p)	Leases/rentals of Telefónica Group companies’ buildings.

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa.

r)	Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino.

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

t)	Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX.

v)	Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services.

w)	Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil.

x)	Tower lease transactions between Telefonica Brasil and Telxius Torres Brasil.

y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest.

z)	Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

aa)	Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

bb)	Consulting services, technical support, import and export of goods with the company Telefonica Ingeniería de Seguridad.

cc)	Negotiations with suppliers in the different global categories provided by Telefónica Global Services GmBH.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

The following table summarizes the consolidated balances with related parts:

		Balance Sheet - Assets
		12.31.19			12.31.18
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	6	4,924	-	-	10,083
Telefónica LatinoAmerica Holding	l)	-	-	40,105	-	-	60,387
Telefónica	l) / z)	-	10,873	2,555	-	9,300	29,757
		-	10,879	47,584	-	9,300	100,227
Other Group companies
Colombia Telecomunicaciones	k) / l)	-	159	520	-	1,334	520
Telefónica International Wholesale Services	a) / d) / l) / p)	-	1,961	3,602	-	903	4,051
T.O2 Germany GMBH CO. OHG	k)	-	1,688	-	-	20,877	-
Telefónica Venezolana	k)	-	6,498	2,196	-	5,926	2,196
Telefônica Digital España	g) / l)	-	696	300	-	197	294
Telefônica Factoring do Brasil	a) / d) / l) / s)	-	2,782	45	-	6,360	133
Telefônica Infraestrutura e Segurança (formerly Telefônica Inteligência e Segurança Brasil)	a) / d) / l)	-	-	-	-	800	986
Telefónica International Wholesale Services Espanha	j) / k)	-	58,490	-	-	46,537	-
Telefônica Serviços de Ensino	a) / p)	-	153	14	-	286	-
Telefónica Moviles Argentina	k)	-	5,145	-	-	5,074	-
Telefónica Moviles Espanha	k)	-	1,536	-	-	7,576	-
Telefónica USA	j)	-	5,319	-	-	9,005	-
Telfisa Global BV	q)	59,657	-	-	46,755	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	11,382	5,100	-	11,628	5,295
Telxius Torres Brasil	d) / p) / x)	-	5,429	6,611	-	6,776	4,268
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	g) / h)	-	5,598	-	-	5,341	-
Other	a) / d) / k) / l) / p) / bb)	-	12,189	2,732	-	10,894	2,806
		59,657	119,025	21,120	46,755	139,514	20,549
Total		59,657	129,904	68,704	46,755	148,814	120,776

Current assets
Cash and cash equivalents (Note 3)		59,657	-	-	46,755	-	-
Accounts receivable (Note 4)		-	129,904	-	-	148,814	-
Prepaid expenses (Note 6)		-	-	3,738	-	-	-
Other assets (Note 10)		-	-	64,471	-	-	114,715
Non-current assets
Prepaid expenses (Note 6)		-	-	-	-	-	-
Other assets (Note 10)		-	-	495	-	-	6,061

		Balance Sheet - Liabilities
		12.31.19		12.31.18
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l) / y)	-	23,524	-	21,901
Telefónica	l) / m)	2,907	40	687	1,393
		2,907	23,564	687	23,294
Other Group companies
Colombia Telecomunicaciones	k)	816	-	1,056	-
Fundação Telefônica	l)	-	86	-	82
Media Networks Latina America SAC	b)	9,245	-	10,212	-
Telefónica International Wholesale Services	f)	44,835	318	44,693	318
T.O2 Germany GMBH CO. OHG	k)	5,000	-	5,706	-
Telefónica Venezolana	k)	6,044	-	5,410	-
Telefónica Compras Electrónicas	v)	28,169	-	32,582	-
Telefônica Digital España	o)	68,015	-	43,340	-
Telefônica Factoring do Brasil	l) / s)	-	4,057	-	2,770
Telefónica Global Technology	e)	28,854	-	28,750	-
Telefônica Infraestrutura e Segurança (formerly Telefônica Inteligência e Segurança Brasil)	c) / l)	-	-	52,184	27
Telefónica International Wholesale Services Espanha	f) / k)	66,976	-	26,097	-
Telefônica Serviços de Ensino	r)	8,373	-	22,518	-
Telefónica Moviles Argentina	k)	3,638	-	4,160	-
Telefónica Moviles Espanha	k)	3,488	-	5,233	-
Telefónica USA	f)	16,015	267	4,411	200
Telxius Cable Brasil	f) / l)	47,168	1,572	39,662	2,067
Telxius Torres Brasil	x)	30,018	480,589	38,735	1,926
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	7,105	-	1,766	-
Other	a) / d) / g) / k) / h) / l) / bb)	28,605	42	16,310	1,032
		402,364	486,931	382,825	8,422
Total		405,271	510,495	383,512	31,716

Current liabilities
Trade accounts payable and other payables (Note 15)		405,271	-	383,512	-
Leases (Note 20)		-	480,381	-	-
Other liabilities (Note 22)		-	29,529	-	22,220
Non-current liabilities
Leases (Note 20)		-	-	-	-
Other liabilities (Note 22)		-	585	-	9,496

		Income statement
		2019			2018			2017
Companies	Type of transaction	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result	Operating revenues	Cost and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	5	497	-	-	347	-	-	268	-
Telefónica LatinoAmerica Holding	l)	-	18,309	851	-	16,466	9,077	-	36,523	11,030
Telefónica	l) / m)	-	(422,958)	(5,226)	-	(373,690)	(16,680)	-	(331,684)	(996)
		5	(404,152)	(4,375)	-	(356,877)	(7,603)	-	(294,893)	10,034
Other Group companies
Colombia Telecomunicaciones	k)	111	321	(17)	250	(4,280)	(2,145)	349	(10)	604
Companhia AIX de Participações	a) / u)	38	(24,174)	-	75	(22,645)	-	36	(22,738)	-
Fundação Telefônica	l) / t)	-	(11,971)	-	-	(12,223)	-	-	(11,395)	-
Telefónica International Wholesale Services	a) / d) / f) / l) / p)	757	(104,105)	(54)	2,006	(101,272)	-	601	(57,177)	-
Media Networks Latina America SAC	b)	-	(41,023)	(596)	-	(34,791)	(1,007)	-	(33,133)	(516)
Telefônica Serviços de Ensino	a) / p) / r)	1,085	(35,228)	-	1,158	(49,130)	-	292	(54,781)	-
T.O2 Germany GMBH CO. OHG	k)	(100)	489	1,845	148	(1,975)	-	75	(1,409)	-
Telefónica Compras Electrónicas	v)	-	(30,814)	-	-	(34,534)	-	-	(29,062)	-
Telefônica Digital España	l) / o)	299	(127,182)	(3,016)	-	(124,537)	(813)	-	(81,893)	(2,600)
Telefônica Factoring do Brasil	a) / d) / l) / s)	2,418	239	(4,048)	2,416	212	2,601	69	828	61
Telefónica Global Technology, S.A.U.	e) / l)	-	(63,947)	388	-	(36,738)	(4,134)	-	(36,395)	40
Telefônica Infraestrutura e Segurança (formerly Telefônica Inteligência e Segurança Brasil)	a) / c) / d) / l) / p)	591	(27,079)	-	1,568	(54,210)	-	706	(40,918)	-
Telefónica International Wholesale Services Espanha	f) / j) / k)	48,819	(75,693)	(4,128)	53,357	(64,036)	9,771	56,728	(49,960)	(2,564)
Telefónica Moviles Argentina	k)	4,030	(3,437)	90	5,916	(3,437)	-	3,746	6,147	-
Telefónica Moviles Espanha	k)	410	(1,737)	545	(209)	(4,166)	-	1,048	(1,969)	-
Telefónica USA	f) / j)	38	(19,793)	1,700	1,518	(19,441)	(539)	2,392	(13,202)	(2,185)
Telxius Cable Brasil	a) / d) / f) / l) / p)	13,585	(252,436)	(7,415)	49,777	(206,095)	(7,896)	15,045	(200,537)	787
Telxius Torres Brasil	d) / l) / p) / x)	3,652	756	(24,144)	3,218	(129,706)	-	-	(107,373)	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú, Terra Networks Argentina and Terra Networks Colômbia	h)	2,535	(5,639)	567	-	(2,794)	1,450	-	1,072	(59)
Other	a) / d) / g) / i) / k) / l) / n) / p) / w) / aa) / bb) / cc)	6,269	(31,684)	588	4,840	(27,116)	(244)	9,311	(29,409)	182
		84,537	(854,137)	(37,695)	126,038	(932,914)	(2,956)	90,398	(763,314)	(6,250)
Total		84,542	(1,258,289)	(42,070)	126,038	(1,289,791)	(10,559)	90,398	(1,058,207)	3,784

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2019 and 2018 totaled R$25,483 and R$26,431, respectively. Of this amount, R$16,758 (R$17,493 on December 31, 2018) corresponds to salaries, benefits and social charges and R$8,725 (R$8,938 on December 31, 2018) to variable compensation.

These were recorded as personnel expenses in General and administrative expenses (Note 25).

For the years ended December 31, 2019 and 2018, the Directors and Officers received no pension, retirement or similar benefits.

29)	SHARE-BASED PAYMENT PLANS

a)	Accounting policy

The Company and subsidiaries measure the cost of transactions settled with shares issued by the parent company (Telefónica), to its officers and employees.

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by the parent company (Telefónica), by reference to the fair value of the shares on the date at which they are granted, using the binomial valuation model. This fair value is charged to the statement of income over the period until the vesting date.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

b)	Information on share-based payment plans

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

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

On December 31, 2019, the value of Telefónica’ share price was Eur 6.2270.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 25), corresponding to R$10,833 and R$10,433 for the years ended December 31, 2019 and 2018.

The main plans in effect on December 31, 2019 are detailed below:

b.1) Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

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

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 158 active executives the potential rights to receive 113,250 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 158 active executives the potential rights to receive 128,750 shares of Telefónica.

b.2) Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

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

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 102 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 728,256 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 102 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 997,477 shares of Telefónica.

b.3) Global Employee Share Plan (“GESP”)

Employees enrolled in the plan acquired Telefónica shares through monthly contributions of €25 to €150 (or the equivalent in local currency) up to €1,800 over 12 months (acquisition period).

The 12 months following the purchase period are the retention period for the purchased shares. At the end of the 2nd year, reward shares will be delivered, that is, for every two shares purchased by the employee, a free share will be granted

The cycle of this plan is effective from July 1, 2019 to June 31, 2021.

The delivery of shares will take place after the vesting period of the plan, after July 31, 2021, and is subject to: (i) remaining in the company during the two years of the program (vesting period), subject to certain special conditions in relation to casualties; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, and who remain in the Telefónica Group, who have maintained the acquired shares for an additional period of another twelve months after the end of the purchase period, will be entitled to receive one free share for every two shares they have acquired and maintained until the end of the vesting period.

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

The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes - “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the statement of income are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company and its subsidiaries manage and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

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

c)	Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

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

With the exception of the Companhia Telefônica Brasileira ("CTB") and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is on December 31, 2019 and 2018, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of October 31, 2019, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of December 31, 2019, both plans projected for December 31, 2019. For comparative exercises, the actuarial valuation made for the PAMA health plan and health plan Law No. 9,656/98 used the participants of October 31, 2018 and September 30, 2018, respectively, both plans projected for December 31, 2018.

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

c.2) Post-employment Social Security Plans

The actuarial valuation made for the pension plan (CTB, PBS-A, Telefônica BD and Visão Plans) used the registration of the participants with a base date of July 31, 2019, projected for December 31, 2019 and the registration of the participants with a base date of July 31, 2018, projected for December 31, 2018.

On August 15, 2018, Visão Prev obtained approvals from the National Superintendence of Private Pension Plans (“PREVIC”) for the incorporation of the TCO Prev plan into the Visão Telefônica and Telefônica BD plans. Thus, as of November 1, 2018, all participants in the TCO Prev plan became participants in the Visão Telefônica and Telefônica BD plans, according to their profile. This unification preserves all acquired rights and provides the participants of the merged plan with access to the benefits of the Visão Telefônica and Telefônica BD plans.

The main objective of the spin-off and merger is to create greater synergy in the benefits offered to participants.

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

According to PREVIC Ordinance No. 1,061, of December 5, 2019, published in the DOU on December 9, 2019, Sistel approved the distribution of part of its surplus, in the form of PBS-A's special reserve, with reversal of values to sponsors and improvement of benefits, in the form of temporary income, to those assisted.

The participation corresponding to the Company in the distribution of this reserve was calculated in the amount of R$215,328, with expected distribution in the form of 36 monthly payments, the first in the amount of R$5,981 (amount already received by the Company in December 2019) and the others in same amount but corrected by the plan's income (Note 10).

Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2019 and 2018. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

c.2.2) CTB Plan

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are a fixed percentage of payroll of employees covered by the plan.

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

In order to improve allocation of Telefônica DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan presents sustainable projection of their coverage ratio with the current investments’ portfolio.

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

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$27,963 on December 31, 2019 (R$39,967 on December 31, 2018).

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

c.3) Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets):

	12.31.19			12.31.18
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,429,478	2,016,614	4,446,092	2,011,355	1,313,157	3,324,512
Fair value of plan assets	3,696,914	1,001,112	4,698,026	2,999,669	763,325	3,762,994
Net liabilities (assets)	(1,267,436)	1,015,502	(251,934)	(988,314)	549,832	(438,482)

Asset limitation	1,128,691	57,371	1,186,062	1,056,682	50,281	1,106,963

Current assets	(71,776)	-	(71,776)	0	-	0
Non-current assets	(149,163)	0	(149,163)	(10,997)	0	(10,997)
Current liabilities	6,937	18,620	25,557	8,114	11,553	19,667
Non-current liabilities	75,257	1,054,253	1,129,510	71,251	588,560	659,811

c.3.2) Total expenses recognized in the statement of income:

	2019			2018			2017
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,155	16,293	19,448	2,931	13,722	16,653	3,044	7,606	10,650
Net interest on net actuarial assets/liabilities	5,713	56,612	62,325	6,074	45,892	51,966	5,258	29,325	34,583
Total	8,868	72,905	81,773	9,005	59,614	68,619	8,302	36,931	45,233

c.3.3) Amounts recognized in other comprehensive income (loss)

	2019			2018			2017
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	(188,889)	412,416	223,527	(186,170)	184,527	(1,643)	325,292	208,195	533,487
Asset limitation effect	(24,297)	2,430	(21,867)	188,259	(93,125)	95,134	(309,780)	(52,411)	(362,191)
Total	(213,186)	414,846	201,660	2,089	91,402	93,491	15,512	155,784	171,296

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.19			12.31.18
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	68,368	600,113	668,481	67,148	454,957	522,105
Business combinations	-	1,994	1,994	-	-	-
Expenses	8,868	72,905	81,773	9,005	59,614	68,619
Sponsor contributions	(8,776)	(16,985)	(25,761)	(9,874)	(5,860)	(15,734)
Amounts recognized in OCI	(213,186)	414,846	201,660	2,089	91,402	93,491
Distribution of reserves	5,981	-	5,981	-	-	-
Net defined benefit liability (asset) at the end of the year	(138,745)	1,072,873	934,128	68,368	600,113	668,481
Actuarial assets per balance sheet	(220,939)	-	(220,939)	(10,997)	-	(10,997)
Actuarial liabilities per balance sheet	82,194	1,072,873	1,155,067	79,365	600,113	679,478

c.3.5) Changes in defined benefit liability

	12.31.19			12.31.18
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	2,011,355	1,313,157	3,324,512	1,861,651	1,050,576	2,912,227
Liability assumed after acquisition of company	-	1,994	1,994	-	-	-
Current service costs	3,155	16,293	19,448	2,931	13,722	16,653
Interest on actuarial liabilities	175,695	121,088	296,783	173,842	103,617	277,459
Benefits paid	(165,929)	(53,724)	(219,653)	(136,916)	(37,838)	(174,754)
Member contributions paid	323	-	323	451	-	451
Actuarial losses (gains) adjusted by experience	93,699	226,928	320,627	80,126	64,278	144,404
Actuarial losses (gains) adjusted by demographic assumptions	-	(44,249)	(44,249)	-	46,122	46,122
Actuarial losses (gains) adjusted by financial assumptions	311,180	435,127	746,307	29,270	72,680	101,950
Defined benefit liability at the end of the year	2,429,478	2,016,614	4,446,092	2,011,355	1,313,157	3,324,512

c.3.6) Changes in the fair value of plan assets

	12.31.19			12.31.18
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	2,999,669	763,325	3,762,994	2,585,679	726,060	3,311,739
Benefits paid	(159,001)	(36,774)	(195,775)	(128,991)	(32,011)	(161,002)
Participants contributions paid	323	-	323	451	-	451
Sponsor contributions paid	1,848	35	1,883	1,949	33	1,982
Interest income on plan assets	266,287	69,137	335,424	245,014	70,690	315,704
Return on plan assets excluding interest income	593,769	205,389	799,158	295,567	(1,447)	294,120
Distribution of reserves	(5,981)	-	(5,981)	-	-	-
Fair value of plan assets at the end of the year	3,696,914	1,001,112	4,698,026	2,999,669	763,325	3,762,994

c.3.7) Changes in asset limitation

	12.31.19			12.31.18
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,056,682	50,281	1,106,963	791,177	130,440	921,617
Interest on the asset limitation	96,306	4,661	100,967	77,246	12,966	90,212
Changes in the assets limitation, except interest	(24,297)	2,429	(21,868)	188,259	(93,125)	95,134
Asset Limitation at the end of the year	1,128,691	57,371	1,186,062	1,056,682	50,281	1,106,963

c.3.8) Results projected for 2020

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,037	26,575	29,612
Net interest on net defined benefit liability/asset	(10,386)	82,150	71,764
Total	(7,349)	108,725	101,376

c.3.9) Sponsoring company contributions projected for 2020

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	2,189	6,937	9,126
Benefits paid directly by the sponsor	38	18,630	18,668
Total	2,227	25,567	27,794

c.3.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2019	8.3 years	18.1 years
In 2018	7.8 years	16.5 years

c.3.11) Actuarial assumptions

12.31.19
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.6% PBS-A and Telefônica BD: 7.2% CTB: 7.0%	PAMA and PCE: 7.4% Law 9.656/98: 7.5%
Future salary growth rate	CTB and PBS-A: N/A Visão and Telefônica BD: 5.5%	N/A
Medical expense growth rate	N/A	6.9%
Nominal annual adjustment rate of pension benefits	3.8%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Feminina, down-rated by 40%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

12.31.18
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 9.0% PBS-A and CTB: 9.1% Telefônica BD: 9.2%	9.3%
Future salary growth rate	CTB and PBS-A: N/A Visão and Telefônica BD: 5.7%	N/A
Medical expense growth rate	N/A	7.1%
Nominal annual adjustment rate of pension benefits	4.0%	N/A
Medical service eligibility age	N/A	Eligibility on retirement 100% to 57 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	57 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Feminina, down-rated by 40%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2019 and 2018 as follows: (i) Long-term inflation rate 3.8%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

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

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,429,478	2,016,614	4,446,092
Defined benefit liability, based on prior-year actuarial assumptions	2,118,297	1,625,737	3,744,034
Difference from change in actuarial assumptions	311,181	390,877	702,058

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

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	2,429,478	2,016,614	4,446,092
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	2,331,330	1,860,204	4,191,534
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,536,178	2,193,844	4,730,022

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,429,478	2,016,614	4,446,092
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,429,478	2,384,419	4,813,897
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,429,478	1,724,584	4,154,062

c.3.14) Allocation of plan assets

	12.31.19		12.31.18
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	3,067,926	940,144	2,437,547	702,946
Treasury Financial Letter	270,676	60,968	177,319	60,379
Repurchase operations	172,895	-	196,830	-
Debentures	16,818	-	13,487	-
Treasury Financial Letter (LFT)	14,238	-	12,556	-
FIDC shares / Others	24,517	-	2,356	-
National Treasury Notes (LTN)	282	-	462	-
Bank Deposit Certificates (CDB)	-	-	232	-
Variable income investments
Investments in energy sector	-	-	138	-
Investments in food and beverage industry	-	-	17,921	-
Investments in mining sector	-	-	287	-
Investments linked to funds and market indexes	6,265	-	4,242	-
Investments in other sectors (1)	622	-	1,580	-
Real estate investments	100,701	-	111,417	-
Loans to participants	19,870	-	20,561	-
Structured and overseas investments	2,104	-	2,734	-
Total	3,696,914	1,001,112	2,999,669	763,325

(1)	Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate, among; others.

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a)	Accounting policy

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

Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the statement of income.

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•	The rights to receive the cash flows from the asset have expired;

•	The Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

a.2) Impairment of financial assets

The Company and its subsidiaries apply an impairment model for financial assets based on expected credit losses, using a simplified method for certain short and long-term assets (commercial receivables, lease receivables and contractual assets).

Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose, the Company and its subsidiaries use matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Company and its subsidiaries assess the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.

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

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, leases, contingent payments and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the statement of income when incurred.

Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the statement of income.

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

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the statement of income, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

On the inception initial recognition of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of the risks excluded from the hedge relationship, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

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

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gains or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

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

Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the statement of income as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income, as finance costs.

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

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of income.

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

c) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On December 31, 2019 and 2018, the Company held no embedded derivatives contracts.

c.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

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

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.19	12.31.18	12.31.19	12.31.18
Long position	515,261	1,184,064	72,163	95,533

Foreign Currency	72,790	335,194	-	50,536
US$ (1) (2)	72,790	241,332	-	24,608
EUR (2)	-	51,971	-	-
LIBOR US$ (1)	-	41,891	-	25,928

Floating rate	369,491	699,595	1,818	7,737
CDI (1) (2)	369,491	554,336	1,818	-
TJLP (4)	-	145,259	-	7,737

Inflation rates	72,980	149,275	70,345	37,260
IPCA (3) (5)	72,980	149,275	70,345	37,260

Short position	(515,261)	(1,184,064)	(56,133)	(39,383)

Floating rate	(145,770)	(608,782)	(56,133)	(24,916)
CDI (1) (2) (3) (4) (5)	(145,770)	(608,782)	(56,133)	(24,916)

Foreign Currency	(369,491)	(575,282)	-	(14,467)
US$ (2)	(365,161)	(439,103)	-	(9,396)
EUR (1) (2)	(4,330)	(115,233)	-	(222)
LIBOR US$ (1)	-	(20,946)	-	(4,849)

	Long position		72,163	95,533
	Current		19,282	69,065
	Non-current		52,881	26,468

	Short position		(56,133)	(39,383)
	Current		(1,921)	(16,538)
	Non-current		(54,212)	(22,845)
	Amounts receivable, net		16,030	56,150

(1)	Foreign currency swaps (US$ and LIBOR) x CDI - swap transactions with maturities up to July 2019, according to the debt maturities, with the purpose of hedging the exchange rate risk of the Company's dollar lending operation.

(2)	Foreign currency swaps (Euro and CDI x Euro) (R$4,334) and (US$ and CDI x US$) (R$292,347) - maturing through October 30, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$3,806 in Euros and LIBOR) and receivables (carrying amount R$292,347 in US$).

(3)	IPCA x CDI rate swaps to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA settled on October 15, 2019.

(4)	TJLP x CDI swaps transactions contracted with maturities up to July 2019 to hedge the risk of TJLP variation on loan with BNDES.

(5)	IPCA x CDI swaps (R$262,817) - maturing in 2033 to hedge risk of change rate pegged to IPCA (carrying amount R$319,550).

The table below shows the breakdown of swaps maturing after December 31, 2019:

	Maturing in
Swap contract	2020	2021	2022	2023 onwards	Amount receivable (payable) on 12.31.19
Foreign currency x CDI	(1,921)	-	-	-	(1,921)
CDI x Foreign Currency	1,818	-	-	-	1,818
IPCA x CDI	17,464	3,239	3,507	(8,077)	16,133
Total	17,361	3,239	3,507	(8,077)	16,030

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On December 31, 2019 and 2018, the transactions with derivatives generated consolidated positive results of R$51,963 and R$10,788, respectively (Note 27).

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

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2019.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	(4,334)	(5,418)	(6,501)
Payables in EUR	Debt (appreciation risk EUR)	(25,633)	(32,041)	(38,449)
Receivables in EUR	Debt (depreciation risk EUR)	29,439	36,799	44,158
	Net Exposure	(528)	(660)	(792)

Hedge (short position)	Derivatives (depreciation risk US$)	(292,347)	(365,433)	(438,520)
Payables in US$	Debt (appreciation risk US$)	(185,022)	(231,277)	(277,532)
Receivables in US$	Debt (depreciation risk US$)	477,369	596,710	716,052
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	262,817	250,228	238,939
Debt in IPCA	Debt (risk of increase in IPCA)	(319,550)	(306,961)	(295,672)
	Net Exposure	(56,733)	(56,733)	(56,733)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(295,777)	(295,547)	(295,320)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(262,817)	(250,228)	(238,939)
	Net Exposure	(558,594)	(545,775)	(534,259)

Total net exposure in each scenario		(615,855)	(603,168)	(591,784)

Net effect on changes in current fair value		-	12,687	24,071

The assumptions used by the Company for the sensitivity analysis on December 31, 2019 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	4.0307	5.0384	6.0461
EUR	4.5102	5.6377	6.7652
IPCA	4.05%	5.06%	6.07%
IGPM	3.37%	4.21%	5.05%
CDI	6.42%	8.03%	9.63%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on December 31, 2019, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

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

e) Classification of financial assets and liabilities by category and fair value hierarchy

The tables below present the composition and classification of financial assets and liabilities on December 31, 2019 and 2018.

		Fair value hierarchy	Book value		Fair value
	Classification by category		12.31.19	12.31.18	12.31.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		3,393,377	3,381,328	3,393,377	3,381,328
Trade accounts receivable (Note 4)	Amortized cost		8,719,497	8,304,382	8,719,497	8,304,382
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	19,282	69,065	19,282	69,065

Non-current
Investments pledged as collateral	Amortized cost		63,766	76,934	63,766	76,934
Trade accounts receivable (Note 4)	Amortized cost		440,453	426,252	440,453	426,252
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	52,881	26,468	52,881	26,468
Total financial assets			12,689,256	12,284,429	12,689,256	12,284,429

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		6,871,799	7,642,782	6,871,799	7,642,782
Loans, financing and leases (Note 20)	Amortized cost		1,020,061	1,076,451	1,021,810	1,135,732
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	2,029,246	263,754	2,029,246	263,754
Debentures (Note 20)	Amortized cost		1,077,183	82,840	1,104,539	237,144
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	-	41,121	-	41,121
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	1,921	16,316	1,921	16,316
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	-	222	-	222

Non-current
Loans, financing and leases (Note 20)	Amortized cost		25,093	817,908	24,106	796,481
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	7,161,875	341,728	7,161,875	341,728
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	484,048	465,686	484,048	465,686
Debentures (Note 20)	Amortized cost		2,027,167	3,049,949	1,948,705	2,866,981
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	54,212	22,845	54,212	22,845
Total financial liabilities			20,752,605	13,821,602	20,702,261	13,830,792

f) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2019, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.19	12.31.18
Cash and cash equivalents	3,393,377	3,381,328
Loans, financing, debentures, leases and contingent consideration (1)	(13,824,673)	(6,139,437)
Derivative transactions, net	16,030	56,150
Short-term investment pledged as collateral	13,212	12,473
Asset guarantor of contingent consideration	484,048	465,686
Net debt	9,918,006	2,223,800
Net equity	70,455,578	71,607,027
Net debt-to-equity ratio	14.08%	3.11%

(1)	As of December 31, 2019, includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

g) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

g.1) Currency Risk

Risk arising from foreign exchange rate volatility, affecting loans denominated in foreign currencies.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019 and US$61,909 thousand and €15,624 thousand receivable by December 31, 2018) to mitigate its foreign exchange risks.

g.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$3,143,209 and R$3,175,730 on December 31, 2019 and 2018, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

g.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 20), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

On 12.31.19	2020	2021	2022	2023	2024	2025 onwards	Total
Trade accounts payable	6,871,799	-	-	-	-	-	6,871,799
Loans and financing	1,022,302	16,307	10,243	4	-	-	1,048,856
Leases (1)	2,098,941	1,896,313	1,670,508	1,484,652	1,086,093	2,696,282	10,932,789
Contingent consideration	-	-	-	-	-	484,048	484,048
Debentures	1,148,732	1,083,292	1,034,796	-	-	-	3,266,820
Derivative transactions	1,921	-	-	-	-	54,212	56,133
Total	11,143,695	2,995,912	2,715,547	1,484,656	1,086,093	3,234,542	22,660,445

(1)	Includes the effects of the adoption of IFRS 16 on January 1, 2019 (note 20).

g.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

g.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingent liabilities as it hires outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who file claims against the service provider and Company, request the conviction of the Company as an associate, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

g.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On December 31, 2019, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

g.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

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

32) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On December 31, 2019, the total nominal values equivalent to the full contract period were:

2020	1,191,801
2021	1,284,244
2022	919,747
2023	279,386
2024	278,609
2025 onwards	569,264
Total	4,523,051

33) ADDITIONAL INFORMATION ON CASH FLOWS

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2019 and 2018.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Initial adoption IFRS 16	Interim and unclaimed dividends and interest on equity	Balance on 12.31.19
Interim dividends and interest on equity	4,172,916	(6,176,842)	-	-	-	-	5,591,343	3,587,417
Loans and financing	2,106,814	(2,070,665)	(129,974)	171,636	967,313	-	-	1,045,124
Leases	393,027	(1,559,165)	(415,496)	350,772	1,803,941	8,618,072	-	9,191,151
Debentures	3,173,910	(66,830)	(201,516)	198,786	-	-	-	3,104,350
Derivative financial instruments	(56,150)	91,543	26,234	(77,657)	-	-	-	(16,030)
Contingent Consideration	465,686	-	-	18,362	-	-	-	484,048
Total	10,256,203	(9,781,959)	(720,752)	661,899	2,771,254	8,618,072	5,591,343	17,396,060

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.17	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on 12.31.18
Interim dividends and interest on equity	2,396,116	(4,136,878)	-	-	-	5,913,678	4,172,916
Loans and financing	3,109,498	(1,533,121)	(207,708)	231,748	506,397	-	2,106,814
Leases	385,460	(35,375)	(21,231)	45,501	18,672	-	393,027
Debentures	4,520,739	(1,324,723)	(265,992)	243,886	-	-	3,173,910
Derivative financial instruments	(143,754)	95,993	-	(8,389)	-	-	(56,150)
Contingent Consideration	446,144	-	-	19,542	-	-	465,686
Total	10,714,203	(6,934,104)	(494,931)	532,288	525,069	5,913,678	10,256,203

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

	12.31.19	12.31.18
Initial adoption IFRS 16 on 01.01.19	8,618,072	0
Financing transactions with suppliers	967,313	506,397
Acquisition of assets through leases	1,803,941	18,672
Total	11,389,326	525,069

34) ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME - IFRS 16

The consolidated statement of income in the year ended December 31, 2019 includes the effects of the adoption of IFRS 16. To facilitate the understanding and comparability of the information, the following is the consolidated statement of income in the year ended 31 December 2019, 2018 and 2017, excluding the effects of adopting IFRS 16.

Item	Cost of sales	Selling expenses	General and administrative expenses	Financial expenses	Total
Rental costs and expenses	(1,699,886)	(71,335)	(130,477)	-	(1,901,698)
Depreciation costs and expenses	1,604,829	76,591	201,530	-	1,882,950
Financial charges	-	-	-	401,484	401,484
Income and social contribution taxes	-	-	-	-	(130,130)
Total	(95,057)	5,256	71,053	401,484	252,606

	2019			2018	2017
	Statements of income ( IFRS 16)	IFRS 15 and IFRS 16 adjustments	Statements of income (IAS 17)	Statements of income (IAS 17)	Statements of income (IAS 17)
Net operating revenue	44,268,171	-	44,268,171	43,462,740	43,206,832
Cost of sales	(22,158,947)	(95,057)	(22,254,004)	(21,025,767)	(20,272,530)
Gross profit	22,109,224	(95,057)	22,014,167	22,436,973	22,934,302

Operating income (expenses)	(14,895,300)	76,309	(14,818,991)	(12,980,789)	(16,302,065)
Selling expenses	(12,701,222)	5,256	(12,695,966)	(12,832,741)	(13,136,474)
General and administrative expenses	(2,498,096)	71,053	(2,427,043)	(2,598,970)	(2,443,105)
Other operating income	929,498	-	929,498	4,077,003	464,182
Other operating expenses	(625,480)	-	(625,480)	(1,626,081)	(1,186,668)
Operating income	7,213,924	(18,748)	7,195,176	9,456,184	6,632,237

Financial income	1,132,870	-	1,132,870	4,112,640	1,755,958
Financial expenses	(1,953,011)	401,484	(1,551,527)	(2,285,487)	(2,659,002)
Equity pickup	752	-	752	(5,847)	1,580
Income before taxes	6,394,535	382,736	6,777,271	11,277,490	5,730,773
Income and social contribution taxes	(1,393,521)	(130,130)	(1,523,651)	(2,349,232)	(1,121,983)

Net income for the year	5,001,014	252,606	5,253,620	8,928,258	4,608,790

35) SUBSEQUENT EVENTS

a) Infringement notice from the Brazilian Federal Revenue Service (“RFB”) against the Company

On February 3, 2020, the RFB issued a tax assessment notice against the Company, in the amount of R$983,487, alleging insufficient payment of income tax at source on capital gain on the sale of the GVT Group to the Company. Although the preliminary assessment is that there was no insufficiency in the payment of said tax, the Company is protected by an indemnity clause in the purchase and sale agreement signed with the seller, with respect to any losses related to income tax at source on capital gain of the GVT Group in said transaction.

b) Sale of the Company's towers

On February 7, 2020, the Company concluded the sale of 1,909 structures (rooftops and towers) of its ownership to Telxius Torres Brasil Ltda., indirect subsidiary of Telefónica S.A., for the total amount of R$641 million. The conclusion came after the fulfillment of all suspensive conditions common to this type of operation, including its approval by the Administrative Council for Economic Defense - CADE.

c) Interim interest on equity declared by the Company

At a meeting held on February 14, 2020, calling upon the General Shareholders’ Meeting to be held in 2021, the Board of Directors approved the payment of interest on equity for the fiscal year 2020, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$270,000, equivalent to 0.14994770587 per common share and 0.16494247646 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$229,500, equivalent to 0.12745554999 per common share and 0.14020110499 per preferred share, calculated based on the balance sheet of the January 31, 2020.

Payment thereof will be made up to the end of fiscal year 2021, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 28, 2020.