Form 20-F
period 2020-12-31
TELEFONICA BRASIL S.A.
filed 2021-02-25
CIK 1066119

As filed with the Securities and Exchange Commission on February 25, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

David Melcon Sanchez-Friera
Telephone +55 11 3430 3687
Avenida Engenheiro Luis Carlos Berrini, 1376, CEP 04571-936, São Paulo, SP, Brazil
Email: ir.br@telefonica.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	VIVT3	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share	VIV	New York Stock Exchange

*Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Common Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	1,688,174,171

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐      No ☒

Introduction

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs (as defined below);

•	“ADSs” are to our American Depositary Shares, each representing one of our common shares;

•	“ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunications regulatory agency;

•	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;

•	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;

•	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;

•	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;

•	“common shares” are to the common shares of Telefônica Brasil;

•	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;

•	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;

•	“FGV” are to the Fundação Getúlio Vargas, an economic private organization;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, the law which regulates the telecommunications industry in Brazil;

•	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;

•	“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly-owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“GVTPar” are to GVT Participações S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“IASB” are to International Accounting Standards Board;

i

•	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;

•	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

•	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;

•	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;

•	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;

•	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;

•	“IST” are to Índice de Serviços de Telecomunicações, the inflation index of the telecommunications sector;

•	“NYSE” are to the New York Stock Exchange;

•	“Operating GVT” are to Global Village Telecom S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;

•	“preferred shares” or “preferred stock” are to the shares of non-voting preferred stock of Telefônica Brasil, which were all converted into common shares of Telefônica Brasil effective as of after market close on November 20, 2020. Our preferred shares ceased to trade on November 23, 2020;

•	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“TData” are to Telefônica Data S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;

•	“Telefonica” are to Telefónica S.A., our parent company;

•	“Terra” are to Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A. prior to the change in its corporate form as of September 30, 2020), a wholly-owned subsidiary of Telefônica Brasil; Terra provides digital and advertising services;

•	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;

•	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;

•	“Vivo” are to Vivo S.A., a formerly wholly-owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide; and

•	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires).

Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from ANATEL.

The “Glossary of Telecommunications Terms” that begins on the following page defines certain technical terms used in this annual report.

Glossary of Telecommunication Terms

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

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the duration and severity of the 2019 outbreak of coronavirus, or COVID-19, and its impacts on our business (see “Item 3. Key Information–D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us— Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic”);

•	the size and growth rate of the Brazilian telecommunications market;

•	the accuracy of our estimated demand forecasts;

•	our ability to successfully execute our strategic initiatives and capital expenditure plans;

•	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;

•	our ability to comply with the terms of our concession agreements;

•	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;

•	new telecommunications regulations or changes to existing regulations;

•	technological advancements in our industry and our ability to successfully implement them in a timely manner;

•	network completion and product development schedules;

•	the level of success of competing networks, products and services;

•	the possible requirement to record impairment charges relating to goodwill and long-lived assets;

•	our ability to consummate the transactions contemplated by the Oi Agreement (as described herein) or, if consummated, to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits;

•	increased competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;

•	inflation, interest rate and exchange rate risks;

v

•	the Brazilian government’s policies regarding the telecommunications industry;

•	the Brazilian government’s tax policy;

•	the Brazilian government’s political instability;

•	adverse decisions in ongoing litigation;

•	regulatory and legal developments affecting the telecommunications industry in Brazil; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12), intangible assets (Note 13), provisions and contingencies (Note 19), net operating revenue (Note 24); pension plans and other post-employment benefits (Note 30) and financial instruments and risk and capital management (Note 31).

Our financial statements prepared in accordance with IFRS as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 have also been filed with the CVM, the local securities regulator in Brazil and made publicly available. Our selected financial information included in “Item 3. Key Information—A. Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, our financial statements and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 are prepared in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, which entered into force as of January 1, 2020.

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

A.       Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto included elsewhere in this annual report. Our consolidated financial statements included herein as of December 31, 2020 and for the years ended December 31, 2020, 2019 and 2018 have been audited by PricewaterhouseCoopers Auditores Independentes. The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

Results of Terra are consolidated into our financial statements as from July 3, 2017.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of U.S. dollars) (1)	(in millions of reais) (except for share and per share data)

Income Statement Data:
Net operating revenue	8,299	43,126	44,268	43,463	43,207	42,508
Cost of sales	(4,367)	(22,693)	(22,159)	(21,026)	(20,272)	(20,823)
Gross profit	3,932	20,433	22,109	22,437	22,935	21,685
Operating income (expenses), net	(2,666)	(13,853)	(14,895)	(12,981)	(16,302)	(15,317)
Operating income	1,266	6,580	7,214	9,456	6,633	6,368
Financial income (expenses), net	(110)	(573)	(820)	1,827	(903)	(1,234)
Equity pickup	—	1	1	(6)	1	1
Income before taxes	1,156	6,008	6,395	11,277	5,731	5,135
Income and social contribution taxes	(238)	(1,238)	(1,394)	(2,349)	(1,122)	(1,050)
Net income for the year	918	4,770	5,001	8,928	4,609	4,085
Attributable to:
Controlling shareholders	918	4,770	5,001	8,928	4,609	4,085
Non-controlling shareholders	—	—	—	—	—	—
Basic and diluted earnings per share:
Common shares	0.56	2.90	2.78	4.96	2.56	2.27
Preferred shares	0.53	2.77	3.06	5.45	2.82	2.50
Cash dividends per share in reais, net of withholding tax:
Common shares	0.56	2.92	3.12	1.95	1.73	1.65
Preferred shares	—	—	3.29	2.15	1.90	1.81

	As of December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of U.S. dollars)(1)	(in millions of reais) (except for share and per share data)

Balance Sheet Data:
Property, plant and equipment, net	8,535	44,353	42,847	34,115	33,222	31,925
Total assets	20,925	108,738	108,290	102,561	101,383	102,066
Loans and financing—current portion	508	2,638	3,049	1,340	1,621	2,543
Loans and financing—noncurrent portion	1,647	8,557	7,671	1,625	2,320	3,127
Debentures—current portion	201	1,045	1,077	124	1,413	2,120
Debentures—noncurrent portion	192	1,000	2,027	3,050	3,108	1,434
Shareholders’ equity	13,385	69,557	70,456	71,607	69,461	69,244
Attributable to:
Controlling shareholders	13,385	69,557	70,456	71,607	69,461	69,244
Non-controlling shareholders	—	—	—	—	—	—
Capital stock	12,233	63,571	63,571	63,571	63,571	63,571
Number of shares outstanding (in thousands)(2)	n/a	1,688,174	1,688,694	1,688,694	1,688,694	1,688,694

	Year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of U.S. dollars)(1)	(in millions of reais)
Cash Flow Data:
Operating activities:
Net cash (used in) generated by operating activities	3,722	19,342	17,721	11,941	12,641	11,440
Investing activities:
Net cash (used in) generated by investing activities	(1,233)	(6,409)	(7,927)	(5,676)	(8,438)	(6,895)
Financing activities:
Net cash (used in) generated by financing activities	(2,033)	(10,564)	(9,782)	(6,934)	(5,258)	(4,777)
Increase (decrease) in cash and cash equivalents	456	2,369	12	(669)	(1,055)	(232)
Cash and cash equivalents at beginning of year	653	3,393	3,381	4,050	5,105	5,337
Cash and cash equivalents at end of year	1,109	5,762	3,393	3,381	4,050	5,105

_______________

(1)	Translated for convenience only using the commercial offer rate as reported by the Central Bank as of December 31, 2020 for reais into U.S. dollars of R$5.1967 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

(2)	As of the date of this annual report, we held 1,688,174,171 outstanding shares, composed entirely of common shares, net of 2,810,752 treasury shares.

Exchange Rates

The Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Central Bank or the Brazilian government may intervene in the exchange rate market.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 20% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the real depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29% depreciation of the real against the U.S. dollar during 2020 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy.

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

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2016	3.2591	3.4500	4.1558	3.1193
2017	3.3080	3.2031	3.3807	3.0510
2018	3.8748	3.6796	4.1879	3.1450
2019	4.0307	3.9443	4.2602	3.6519
2020	5.1967	5.2426	5.9372	4.0213
Month
August 2020	5.4713	5.4612	5.6510	5.2760
September 2020	5.6407	5.3943	5.6528	5.2532
October 2020	5.7718	5.6219	5.7803	5.5205
November 2020	5.3317	5.4347	5.7718	5.2821
December 2020	5.1967	5.1263	5.2789	5.0578
January 2021	5.4759	5.3562	5.5089	5.1626
February 2021 (through February 24, 2021)	5.4182	5.4067	5.5044	5.3423

_______________

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

On February 24, 2021, the exchange rate was R$5.4182 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, this exchange rate may not be indicative of future exchange rates.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. You should carefully read and consider the following risks, along with the other information included in this Annual Report on Form 20-F. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our common shares and our ADSs could be affected. The risks described below are organized by risk category and these categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by us as of the date of this annual report. We may change our vision about their relative importance at any time, especially if new internal or external events arise.

Summary of Risk Factors

Summary of Risks Relating to Brazil

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.

•	Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

•	Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.

•	Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our common shares and ADSs.

•	Any further downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.

Summary of Risks Relating to the Brazilian Telecommunications Industry and Us

•	Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.

•	Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.

•	Our concession may be terminated by the Brazilian government under certain circumstances.

•	A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.

•	Our current radiofrequency licenses may not be renewed for additional periods.

•	We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

•	We are dependent on key personnel and the ability to hire and retain additional personnel.

•	We depend on key suppliers to obtain the necessary equipment and services for our business.

•	We are subject to liabilities relating to third party contractors, which may have a material adverse effect on our business and results of operations.

•	We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.

•	Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.

•	The transactions contemplated by the Oi Agreement may not be consummated, and if they are consummated, we may be unable to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits.

•	We face significant competition in the Brazilian market.

•	Other risks such as changes to the fees, rates, rules and requirements established by ANATEL that apply to our mobile and other telecommunications services, the issuance of new regulations by ANATEL affecting many areas of our operations, continual changes and evolution in the telecommunications industry, our ability to comply with ANATEL’s quality of service obligations, the new Brazilian General Data Protection Law and internet regulations in Brazil, our ability to comply with covenants under our debt agreements and environmental regulations, and effects of man-made and natural disasters and cybersecurity risks on our network and service continuity.

Summary of Risks Relating to the Common Shares and the ADSs

•	Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

•	Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

•	Holders of our ADSs or common shares might be unable to exercise preemptive rights with respect to the common shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

•	An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

•	Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.

Certain Factors Relating to our Controlling Shareholder

•	Our controlling shareholder has power over the direction of our business.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. Our financial condition, as well as our business and results of operations and the market price of our common shares and ADSs, may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

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

Uncertainty over whether the Brazilian federal government will implement changes to the policies, regulations or standards affecting these or other factors in the future may affect economic performance, which may have an adverse effect on us and the trading price of our common shares and ADSs. Past economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which has adversely affected us and the trading price of our common shares and ADSs.

Political instability may materially adversely affect the Brazilian economy, our business, and the market price of our common shares and ADSs.

Brazil’s political environment has historically influenced and continues to influence the performance of Brazil’s economy, as well as investor and general public confidence, resulting in economic slowdowns and an increase in the volatility of securities issued by Brazilian companies.

The President of Brazil has the power to determine policies and issue government measures relating to the Brazilian economy and, as a result, affect the operations and financial performance of companies, including us. We cannot predict what policies the President of Brazil will establish or whether such policies or changes in existing policies will have an adverse effect on the Brazilian economy or our business, results of operations, financial condition and the market price of our common shares and ADSs.

In addition, any difficulties the Brazilian government may face establishing a majority in Congress could result in a government impasse, political unrest and mass demonstrations and/or strikes that could materially adversely affect our operations. Uncertainties about the implementation of changes in monetary, tax and social security laws and policies, may contribute to economic instability. These uncertainties and any new measures may increase volatility in the Brazilian securities market.

In the past years, the Brazilian markets have experienced increased volatility due to uncertainties arising from investigations conducted by the Brazilian federal police and the Brazilian federal prosecutor’s office, including “Operation Car Wash” (Lava Jato), which have impacted Brazil’s economy and political environment.

Developments in these cases of unethical conduct have materially adversely affected and may continue to materially adversely affect us. There can be no guarantee that any of the investigations will not lead to greater political and economic instability or whether new allegations against government employees and officials and/or private companies will arise in the future. In addition, we cannot predict the result of these investigations or their impact on the Brazilian economy or the Brazilian stock market.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 4.3%, 3.7%, 2.9% and 6.3% in 2019, 2018, 2017 and 2016, respectively. In 2020, inflation, as measured by the IPCA, registered 4.52%. In the past, the Brazilian government’s interventions to curb inflationary pressures included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.

Over the recent years, the inflation scenario has evolved positively. This has allowed a reduction of the Selic rate (Sistema Especial de Liquidação e de Custódia), the Central Bank’s policy rate. As established by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil—COPOM), the SELIC decreased from a high point of 14.25% in mid-2016 to 4.50% at the end of 2019 and to 2.00% at the end of 2020, its historical minimum. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares and ADSs.

Currently, fixed broadband and mobile service providers use the internal general price index (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, to adjust their prices and television and cable service providers use the market general price index (Índice Geral de Preços ao Mercado), or IGP-M. The IGP-DI and IGP-M are inflation indexes developed by the Fundação Getúlio Vargas, a private organization. Since 2006, telephone fees for fixed-line services have been indexed to the telecommunication services index (Índice de Serviços de Telecomunicações), or IST, adjusted by a productivity factor, or X Factor, which is defined by ANATEL Resolution 507/2008.

The IST is an index composed of other domestic price indexes (including the IPCA, IGP-DI and IGP-M, among others) that is intended to reflect the telecommunications industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation on our operations. The productivity factor, pursuant to which ANATEL is authorized to adjust fee rates, is calculated based on a compensation index established by ANATEL to incentivize operational efficiency and to share related gains in earnings from fixed-line services with customers through fee rate adjustments. The IST is calculated based on a 12-month period average. This may cause increases in our revenues above or below our costs (including salaries), with potentially adverse impacts on our profitability.

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

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2014 and 2015, the real depreciated 13.4% and 47.0%, respectively, against the U.S. dollar. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, and 4.0% in 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. On February 24, 2021, the exchange rate was R$5.4182 per U.S.$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2020, none of our total indebtedness of R$13.0 billion was denominated in foreign currency. Approximately 10.7% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.8% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our common shares and ADSs.

The market for securities issued by Brazilian companies may be influenced, to varying degrees, by economic conditions in both developing and developed economies. The reaction of investors to developments in other countries may have an adverse impact on the market value of securities of Brazilian companies. The prices of shares traded on the B3, for example, have historically been sensitive to fluctuations in interest rates in the United States, as well as variations of the main U.S. stock exchanges. Additionally, crises in other emerging countries or the economic policies of other countries may reduce investor demand for securities of Brazilian companies, including our common shares and ADSs. Any of the foregoing developments may adversely affect the market value of our common shares and ADSs and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

To the extent that economic problems in emerging market countries or elsewhere adversely affect Brazil, our business and the market value of our common shares and ADSs could be adversely affected. Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to Brazilian companies or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil may negatively affect growth and liquidity in the Brazilian economy, which in turn may have a negative impact on our business. Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on us.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.

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

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A reversal of the current recovery of the Brazilian economic activity, instability in the political environment, change in fiscal austerity guidelines, among other factors, could lead to a revision of the agencies’ outlooks, which could be followed by further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our common shares and ADSs to decline.

Risks Relating to the Brazilian Telecommunications Industry and Us

Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.

Since December 2019, SARS-CoV-2, a novel strain of coronavirus referred to as COVID-19, has spread throughout the world. On January 31, 2020, the World Health Organization announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other public health measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world, including in Brazil. The local, national and international response to the virus is quickly developing, fluid and uncertain. During March and April of 2020, state, local and municipal authorities within Brazil promoted and enforced public health measures, including social isolation and quarantine measures, and have enacted regulations limiting the operations of “non-essential” businesses. In mid-March 2020, São Paulo and other Brazilian states declared a state of emergency. Although the Brazilian government has determined that the telecom sector is an essential service, which allows us to continue our field maintenance activities without violating restrictions on movement that have generally been imposed to combat the pandemic, in accordance with the recommendations of the authorities, we transitioned a substantial majority of our employees to work from home.

In Brazil generally and in particular regions where we have a significant employee presence, facilities or critical operations, the outbreak of COVID-19 has impacted our ability to manage day-to-day operations and service our customers and has resulted in, among other things, loss of revenue, although we have also experienced a decrease in our costs of operations due to lower variable costs such as sales commissioning, call centers, billing and advertising. We have implemented corporate and personal travel restrictions for employees and vendors, cancelled events and enabled work-from-home for many employees by equipping them to safely support customers remotely. We have also implemented additional safety measures for our retail stores and field operations teams. Additionally, we have been required to temporarily close or reduce operations at some of our retail locations, facilities and customer call centers. Retail locations were closed temporarily, but started reopening in the second quarter of 2020, with reduced hours of operation and customer capacity limitations, as stay-at-home orders began to ease in São Paulo and other Brazilian cities. As a result of travel and other public health restrictions enacted by local government, our third-party call center was forced to reduce its hours of operation in March 2020 for several weeks, resulting in longer than normal hold times during that period, as well as lower upselling from prepaid to postpaid plans, which are typically made through this channel, resulting in decreased revenues. Due to stay-at-home orders easing in the primary markets in which the Company operates, operations are in the process of normalizing as of the date of this annual report, but we may be required to temporarily close or reduce operations at more of or all of our retail locations, facilities or call centers again if there is a resurgence of COVID-19 in the markets in which we operate. The foregoing effects, and other effects of COVID-19, may continue for an unknown period of time.

Our business has been, and may continue to be, negatively impacted by the effects of, or precautions taken to avoid exposure to, COVID-19, such as reduced travel or recommendations or mandates from governmental authorities to avoid large gatherings or to self-quarantine, and by the resulting disruptions to economic conditions and financial markets. Such impacts include, but are not limited to:

•	Reduced sales of certain of our products and services, such as handset sales and upsells made through our retail stores and upsells through our call centers and other channels, as a result of public health measures;

•	Disruptions to our third-party providers, including those who provide many of our information technology, call center functions, certain accounting functions and other critical vendor services;

•	Reduced workforces caused by, among other things, the temporary inability of the workforce to work due to illness, quarantine, or government mandates, or temporary unwillingness to work due to health concerns;

•	Reduced customer demand or customer payment of accounts receivables as a result of adverse economic conditions resulting from the COVID-19 pandemic;

•	Reduced availability of certain equipment in the supply chain due to increased demand; and

•	Increases in provisions for bad debt as a result of increased unemployment and the inability of certain customers to pay bills and late fees as a result of disruptions caused by the COVID-19 pandemic.

Potential future impacts include, but are not limited to:

•	Service disruptions or reduced bandwidth for copper-based broadband customers due to significant short-term increases in bandwidth usage due to individuals working from home and/or significantly higher expenses attributable to infrastructure investments required to meet such higher network utilization trends;

•	Imposition of governmental requirements preventing our termination services as a result of non-payment, thus encouraging customer defaults on invoices, resulting in a decline in our cash flows from operations and an increase in our expected losses on trade receivables;

•	Increased supply chain risks such as increased scrutiny or embargoing of goods produced in infected areas;

•	Increased health insurance and labor-related costs arising from illness, quarantine and the implementation of social distancing and work-from-home measures;

•	Reduced employee productivity and a negative impact on the execution of our business plans and operations as employees must balance working remotely from home with personal responsibilities, such as child care and education;

•	Increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our customers or other third parties as a result of employees or third-party vendors’ employees working remotely; and

•	In the event of continued restrictions on certain activities, or a natural disaster, power outage, connectivity issue or other event that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue to support our customers’ needs and respond to inquiries through call center operations or to perform necessary or routine repairs, maintenance and installation activities, which could adversely affect our operations and sales.

The foregoing impacts, and other impacts of COVID-19 discussed elsewhere in these risk factors, are broadly consistent with those generally affecting the economic, financial, regulatory and political conditions in Brazil and elsewhere in the world, and are generally applicable to the industries and markets in which the Company and its subsidiaries operate. These impacts could materially increase our costs, negatively impact our consumer and business sales and damage the Company’s financial condition, results of operations, cash flows and liquidity position, possibly to a significant degree.

We cannot predict the full effect of the pandemic on our business or on the Brazilian economy. Federal, state and municipal governments in Brazil may announce further restrictions on the general population and we cannot predict what effect this will have on our operations and sales in the long term. We cannot predict the duration of the pandemic, the effectiveness of governmental or other measures taken to attempt to curb the pandemic, or the duration of any such measures. In addition, following the pandemic and the termination of any such governmental restrictions, the needs and preferences of our customers may have been altered. The impact of the COVID-19 pandemic is rapidly evolving, and the continuation or a future resurgence of the pandemic could precipitate or aggravate the other risk factors that we face, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways that are not currently known to us or that we do not currently consider to present significant risks. The extent of the impact of the COVID-19 on our operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond our control. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders.

For more information about specific measures that we have adopted and potential impacts on our business operations, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Overview—Effects of the COVID-19 Pandemic.”

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

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorizations and a concession from the Brazilian government, and our ability to maintain these authorizations and concessions is a precondition to our success. However, because of the changing nature of our regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorizations and/or licenses. According to our operating authorizations and licenses, we must meet specific requirements and maintain minimum quality, coverage and service standards. Our failure to comply with such requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of our operating authorizations and concession. Any partial or total termination of any of our operating authorizations and licenses or our concession would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

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

We operate our fixed-line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of the concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to provide (i) despite significant reductions in public pay-phone services requirements permitted under Decree No. 9,619 of December 2018, expansions may be necessary under specific conditions and (ii) the provision of private individual telephone service for locations reaching a population of more than 300 inhabitants may be required upon request by any consumer, as well as certain quality of service targets (reviewed by Resolution No. 717, issued on December 2019, which remains under implementation). Our ability to satisfy the terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of our concession may result in the imposition of fines up to R$50 million per incident and/or other government actions, including the imposition of a precautionary ban on marketing our services, or the termination of our concession. Any partial or total termination of our concession or authorizations would have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2020, the net book value of our reversible assets, calculated in accordance with ANATEL’s interpretation of current regulations, is estimated at R$6.7 billion. These assets are comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment and systems and operations support equipment.

A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.

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

On June 24, 2014, ANATEL opened a public review and comment period for the revisions of the terms of fixed-line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force. In December 2018, although the new concession contracts had not yet been signed, the Brazilian government published Decree No. 9,619/2018, called PGMU IV, which approves the revision of the PGMU targets. The new plan replaces some obligations, mainly related to public telephony, for obligations related to 4G mobile network. These targets have been criticized by several of the local operators. In November 2020, Anatel issued Resolution nº 737, which amended the Concession Contracts for the provision of Fixed Telephone Services (STFC), in Local, National Long Distance (LDN) and International Long Distance (LDI) modalities.

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and represents a significant impact on this industry. The law allows fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking remains under way to fully implement the law and permit operators to migrate to the new regime. For more information about the New General Telecommunications Law, see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Other regulatory matters—Updated Regulatory Framework.”

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

Generally, current spectrum authorizations are valid for 15 years and can be renewed only once. Although the newly-approved New General Telecommunications Law admits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed.

According to the New General Telecommunications Law and the Decree nº 10.402 issued in June 2020, ANATEL may determine specific conditions for the renewal of our existing licenses, such as mandatory “refarming” processes in certain spectrum bands or refuse renewal requests altogether. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2020 and 2028. In September 2020, Anatel’s Board of Directors decided, during an extraordinary meeting, to approve the renewal of our 850 MHz authorizations for primary use until 2028. However, specific conditions for renewal are still under discussion between Anatel and service providers. If a renewal in 2028 is not allowed, it would be necessary to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected by a loss of or failure to renew spectrum licenses. Further, in certain regions, our services may be unavailable, particular in the event of a failure to renew or obtain all licenses for such regions. In the event of any of the foregoing circumstances, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to Law no. 12,846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977. Additionally, the Company’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (hereinafter, referred to as “sanctions”) including those administered by the United States, including the US Treasury Department’s Office of Foreign Assets Control.

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

We depend on key suppliers to obtain the necessary equipment and services for our business.

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

We are exposed to contingent liabilities resulting from our contracting structure, which includes third-party service providers. Such potential liabilities may involve labor claims by third-party providers that are treated as direct employees as well as joint liability claims relating to wage or overtime pay complaints and workplace injury claims. If a significant portion of these contingent liabilities is decided against us and for which we have not made adequate provisions, our financial condition and results of operation may be adversely affected.

Furthermore, if the contracting of third party service are considered to involve the main activities of the company, it may be characterized as direct employment, which would significantly increase our costs and as a result, we may be subject to administrative proceedings by the relevant labor regulators and may be required to pay fines to the third-party service providers.

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

The transactions contemplated by the Oi Agreement may not be consummated, and if they are consummated, we may be unable to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits.

Our ability to consummate the transactions contemplated by the Oi Agreement is subject to various closing conditions. These include customary closing conditions in addition to others that, despite being usually applicable to this type of transaction, are beyond our control, such as the requirement to obtain approvals from certain governmental regulatory authorities. We believe that the most significant risk posed by these closing conditions is related to the governmental regulatory approvals that are required to be granted by the Brazilian competition authority (CADE) and telecommunications regulator (ANATEL), which as of the date of this annual report, have not yet been granted.  Moreover, as of the date hereof, it is possible that the approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among us and the other two operators that were awarded the winning bid together with us, pursuant to our joint bid. Therefore, depending on these conditions, it may not be possible to consummate the Oi Agreement transaction according to the expected timeline or at all. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Execution of Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group.”

In addition, achieving the targeted synergies, such as operating and long-term strategic cost-savings, of the Oi Agreement will depend in part upon whether we can integrate the assets and operations contemplated thereunder in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. We and Oi operate numerous systems, including those involving clients, spectrum, infrastructure, management information, accounting and finance, sales, billing, and regulatory compliance. Moreover, the integration of the assets and operations acquired will require the dedication of significant management resources, which may distract management’s attention from day-to-day operations. Potential employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. An inability of management to successfully integrate the assets and operations contemplated by the Oi Agreement into our business could have a material adverse effect on our business, results of operations and financial condition. An inability to realize the full extent of, or any of, the anticipated benefits and synergies of the acquisition of assets and operations under the Oi Agreement, as well as any delays encountered in the integration process, could have an adverse effect on our business, results of operations and financial condition.

We face significant competition in the Brazilian market.

In 2020, competition in the Brazilian telecommunications sector was quite stable, with a more rational approach due to the COVID-19 pandemic. Telecommunications operators continued to focus on improving their base of accesses by attracting customers to higher-value products. In the mobile side of the business, we believe the main strategy pursued during the year by such market participants, including us, was to upsell prepaid customers to hybrid plans (“planos controle”) and pure postpaid plans, in order to increase overall ARPUs and profitability. In the fixed side of the business, we have seen competition both from large and small players in order to capture customers’ demand for connectivity or upgrades for higher speeds driven by the pandemic effects, especially through the increased rollout of fiber optic networks. In addition, customers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience.

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

We receive payments for the termination of calls in our fixed network. On Dec 17, 2018, ANATEL established the termination rates for the STFC concessionaries, including TU-RL (Urban Usage Rate), TU-RIU1 (Interurban Usage Rate Level 1) and TU-RU2 (Interurban Usage Rate Level 2) for the years 2020 through 2023. The related rates established by ANATEL are set forth in the following table:

	2020	2021	2022	2023
Sector 31 (fixed)
TU-RL	0.00134	0.00117	0.00104	0.00096
TU-RU1	0.00166	0.00176	0.00183	0.00188
TU-RU2	0.00118	0.00120	0.00122	0.00122

In February 2020, ANATEL established the reference values for MTR for the years from 2020 until 2023. The table below shows the reference values for each region (corresponding to different Brazilian states) in the General Authorization Plan (Plano Geral de Autorizações), or PGA:

Year	PGA Region I	PGA Region II	PGA Region III
2020	0.01338	0.01503	0.02687
2021	0.01380	0.01527	0.02814
2022	0.01422	0.01550	0.02947
2023	0.01468	0.01578	0.03082

We cannot assure you that new mobile service plans will not be suspended by ANATEL, that the mobile interconnection fees we negotiated will not be changed, nor that future negotiations regarding mobile termination rates will result in favorable terms and values. If the readjustments to mobile interconnection fees that we negotiated are canceled or if negotiated mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

ANATEL has the authority to issue new regulations affecting many of our areas of operations.

ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by the application of the Fixed Commuted Telephone Service (Serviço de Telefonia Fixa Comutada), or STFC, rules relating to fixed telephone service and the Personal Mobile Service (Serviço Móvel Pessoal), or SMP, rules relating to mobile services”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices and/or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of renewing licenses costs; and (5) ANATEL’s general plan of updating the regulations targets several areas of vital importance for our business (including both our fixed telephony and mobile businesses), which may cause either an increase in operating costs, an increase in competitive pressure, or a decrease in our revenues, among other adverse effects.

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

The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services, such as the example of over-the-top (OTT) players that provide voice and messages over IP. Also, new products and technologies may become superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring our constant investment in new technology and innovation.

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

In 2012, we acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. Verification of compliance with these targets is controlled by ANATEL and, regarding the cities with less than 30,000 inhabitants, is in progress.

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

Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band. Notwithstanding, ANATEL may impose additional coverage requirements with respect to future spectrum auctions relating to the implementation of 5G coverage.

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

We will be subject to risks related to noncompliance with data protection laws and the new Brazilian General Data Protection Law, which provides for application of sanctions, including financial penalties, in case of noncompliance.

In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation to be enacted by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados – “ANPD”), which is not operational yet, and should result in changes to the LGPD’s approach that are not yet defined as of the date of this annual report. However, the administrative sanctions provisions of LGPD will only become enforceable as of August 1, 2021, pursuant to Law No. 14,010/2020. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. In general, our services and processes depend on personal data. The way in which we collect, store and manage this data must comply with the provisions of the LGPD.

Once the administrative sanctions of the LGPD become enforceable, in the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities. The effectiveness of such administrative sanctions, however, has been postponed to August 2021. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD and certain other sector-specific laws and regulations on data protection still in force. If we are unable to use sufficient measures to protect the personal data we manage and store or to maintain compliance with the LGPD, we may incur material costs which could have an adverse effect in our reputation and results of operations.

We may be held liable for material, punitive, individual or collective damages to the data subjects due to its processing and treatment and could be held individually or severally responsible for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that process personal data on our behalf or our affiliates due to non-compliance with the obligations set forth by the LGPD, which may adversely affect our reputation and results and, consequently, the value of our ADSs and common shares.

In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the Brazilian General Data Protection Law, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable even before the Brazilian General Data Protection Law sanctions come into force since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.

In addition, despite the fact that the administrative sanctions of the LGPD will not become applicable until August 2021, the application of administrative sanctions under other laws that deal with privacy and data protection issues may still apply, such as the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions may be imposed by other public authorities, such as the Public Prosecutors’ Offices, the National Consumer Secretariat and consumer protection agencies. We may also be subject to liability in the civil sphere for violation of these laws. Sanctions imposed against us by these authorities may also adversely affect our reputation and results and, consequently, the value of our ADSs and common shares.

Internet regulation in Brazil is still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues in Brazil of the relevant entity’s economic group in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and local Brazilian subsidiaries for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework.

However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the internet and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

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

Our operations and properties are subject to a variety of environmental laws and regulations governing, among other things, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas, among others. Our failure to comply with present and future requirements, or the management of existing and identification of new contamination, could cause us to incur substantial costs, including cleanup costs, indemnification, compensation, remediation, conduct adjustments, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes, costs to redress any loss of reputation or the curtailment of our operations. The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more restrictive laws and regulations or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, assets and financial condition.

Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, storms, geopolitical disruptions, civil unrest or health crises (such as the COVID-19 pandemic) or any other unexpected events.

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. Global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of occurrence of storms, heatwaves and earthquakes could increase the damage to our infrastructure and failures of our wireline and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. The increase in likelihood of our infrastructure being damaged by natural disasters could have a material adverse impact on our operations.

Rising mean temperatures could increase our operating costs due mostly to the increase in refrigeration needs of network equipment. High temperatures also can affect the telecommunication equipment producing failures, write-offs and early retirement and therefore increase the risk of service disruption; therefore, cooling is essential.

An increase in severity and extreme weather events such as floods and landslides can damage our infrastructure, mainly our telecommunication network assets. They can cause physical damage to our infrastructures and therefore could produce service and operations disruptions. An increase in energy costs is one of our main climate-related risks. The Telecom sector is not especially dependent on fossil fuels but is very dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy-related operating expenses.

If we are unable to mitigate or prevent any such damage in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and compliance with applicable regulations.

Companies operating in the telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, hundreds of municipal laws in Brazil limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radio frequencies of the antennas. Despite the existence of a federal law approved in 2015, that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of non-compliance with regulations and of having services of limited quality in certain areas continues to exist.

Additional antenna installation is also limited because of concerns that radio frequency emissions from base stations may cause health problems and other environmental impacts. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Based on information from the World Health Organization (WHO) we are not aware of any evidence in the latest medical research that conclusively establishes any relationship between radio frequency emissions of base stations and health concerns. Perceived risks may, however, delay the expansion of our network if we experience problems in finding new sites, which in turn may delay expansion and affect the quality of our services.

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

Information technology is key to our business and we could be subject to cybersecurity risks.

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

Risks Relating to the Common Shares and the ADSs

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

Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary.

A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ general meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ general meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ general meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.

We cannot assure you that holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the shares underlying their respective ADSs. In addition, the depositary and its agents are not responsible for failing to carry out holder’s voting instructions or for the manner of carrying out your voting instructions. This means that holders may not be able to exercise their right to vote and may have no recourse if our shares held by such holders are not voted as requested.

Holders of our ADSs or common shares might be unable to exercise preemptive rights with respect to the common shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. Holders of our ADSs or common shares in the United States will not be able to exercise any preemptive rights unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to that future issuance of shares, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and they will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of our Bylaws—Preemptive Rights.”

An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via Depositary Receipts, have been regulated by CMN Resolution 4,373, of September 29, 2014 (or “Resolution No. 4,373”), which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) that had been in effect for the previous 15 years. Resolution No. 4,373 provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers, and, pursuant to this regulation, the ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under CMN Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. CMN Resolution No. 4,373 replaced both CMN Resolution No. 1,927 and CMN Resolution No. 2,689 as of March 30, 2015. Further rules will be issued by CVM and by the Central Bank to regulate foreign investments in ADSs, including with regard to the exchange of ADSs for common shares and the remittance of funds arising from the sale of these common shares.

If holders of ADSs do not qualify under Resolution No. 4,373, they will generally be subject to less favorable tax treatment with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.

Brazilian Law No. 10,833 provides that gains on the disposition of assets located in Brazil by nonresidents of Brazil, whether to other nonresidents or to Brazilian residents, will be subject to Brazilian taxation. The common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares, even by nonresidents of Brazil, are expected to be subject to Brazilian taxation.

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

Telefónica S.A., or Telefónica, our controlling shareholder, and its affiliates currently own directly and indirectly approximately 73.58% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of its share ownership, Telefónica and its affiliates can decide most of the matters that require shareholder approval.

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

On July 3, 2017, Telefônica Data S.A., or TData, a wholly-owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A. from SP Telecomunicações Participações S.A., one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction is to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.

We are registered with the CVM as a publicly held company and our stock is traded on the B3 – Brasil, Bolsa, Balcão under the symbol “VIVT3”. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE, under the symbol “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not a part of this annual report on Form 20-F.

As of December 31, 2020, we had 1,688,174,171 outstanding common shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$69.6 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

On December 27, 2010, the boards of directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of a corporate restructuring, which provided for the merger of shares issued by Vivo Participações into Telefônica Brasil. The corporate restructuring was approved by ANATEL on March 24, 2011, and on April 27, 2011, the shareholders of Vivo Participações and Telefônica Brasil approved the merger of shares issued by Vivo Participações into Telefônica. On June 14, 2011, the board of directors of both companies approved a second corporate restructuring, pursuant to which Vivo Participações became our wholly-owned subsidiary. The terms and conditions of the second corporate restructuring were approved unanimously by the shareholders of both companies on October 3, 2011. Vivo Participações was merged into us, and the holders of the merged shares of Vivo Participações received new shares in the company.

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

On June 16, 2014, TELCO, S.p.A.’s Italian shareholders exercised their right to a spin-off, in accordance with the shareholders’ agreement. As a result of the spin-off, Telefónica S.A. would indirectly hold 14.77% of Telecom Italia S.p.A. of which 8.3% would be exchanged with Vivendi as consideration in the GVT acquisition and 6.47% would be tied to debentures issued by Telefónica S.A. in July 2014 convertible into shares of Telecom Italia upon maturity. On April 7, 2015, ANATEL approved the swap transaction to exchange 12% of our common shares and 0.7% of our preferred shares owned by Vivendi for 8.3% of Telecom Italia’s common shares with voting rights, previously held by Telefónica, S.A.

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

The restructuring was implemented by means of a spin-off and mergers involving only our wholly-owned subsidiaries, A. TELECOM S.A., or A. TELECOM, TData, Telefônica Sistema de Televisão S.A. and Vivo. The mergers did not result in an increase in our capital stock or in the issuance of new shares by us, and the corporate restructuring did not give rise to a change in the equity interests held by our shareholders. As a result of the restructuring, value-added services and innovative services provided by several wholly owned subsidiaries of the company were consolidated under TData and other telecommunications services were consolidated under Telefônica Brasil, which, as a final step to the corporate restructuring, merged these subsidiaries.

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

On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which we understood did not compromise the terms of the GVT acquisition or its value. On March 25, 2015, CADE’s administrative tribunal approved the transaction based on certain confidential commitments offered by us and Vivendi S.A. The commitments include the execution of two merger control agreements: the first between CADE and us and the second between CADE and Vivendi S.A.

On March 25, 2015, our board of directors approved the public offering of shares, including shares in the form of ADSs, pursuant to a capital increase of R$15,812,000,038.03, through the issuance of 121,711,240 common shares, at a price of R$38.47 and 236,803,588 preferred shares, at a price of R$47.00 as well as an additional 6,282,660 preferred shares pursuant to the exercise of the over-allotment option. On May 28, 2015, our shareholders approved the ratification of the Stock Purchase Agreement and Other Covenants, entered into by the Company, as Buyer, and Vivendi S.A. and its subsidiaries, Société d’Investissements et de Gestion 108 SAS and Société d’Investissements et de Gestion 72 S.A., as Sellers, whereby all the shares issued by GVTPar, the controlling shareholder of Global Village Telecom S.A., were acquired by us.

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

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our capital stock. On the same day, Telefónica S.A. announced that it entered into an agreement with Vivendi’s subsidiary Société d’Investissements et de Gestion 108 SAS, through which Telefónica committed to delivering 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A., (received by Société d’Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participaçoes, S.A.). On September 16, 2015, the exchange of shares was concluded. Consequently, Telefónica S.A.’s interest in the Company was increased by 5.2% in relation to the total preferred shares of the Company, and by 3.5% in relation to the total capital stock of the Company. Conversely, SIG108 shareholding interest in the Company was reduced by the same proportion. Therefore, from that date on, SIG108 does not hold any interest in the Company.

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

Acquisition of Terra by TData

On July 3, 2017, we announced that our wholly-owned subsidiary, TData, acquired all the shares of the capital stock of Terra Networks Brasil S.A. (“Terra”) from SP Telecomunicações Participações S.A. (“SPTE”), one of our controlling shareholders (the “Terra Networks Transaction”). Terra is a provider of digital services (own and third-party value-added services (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s, as well as to provide TData’s offering of services to Terra’s customer base and subscribers. In addition, the Terra Networks Transaction was intended to amplify TData’s advertising business as a result of Terra’s nationwide operations and expertise. The total price paid by TData as consideration for the acquisition of shares issued by Terra was R$250 million, paid in a single installment using TData’s cash on hand, with no need for financing. The Terra Networks Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.

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

The TIS Transaction’s purchase and sale agreement contains customary terms and provisions for such transactions, including seller’s representations and warranties, indemnities and others. The TIS Transaction was also preceded by an accounting, financial and legal due diligence process regarding TIS. The TIS Transaction is not subject to obtaining any regulatory authorizations or approvals by the Company’s bodies, having been approved by Terra’s Board of Executive Officers according to its bylaws on September 26, 2019. The TIS Transaction did not change Telefônica Brasil’s shareholding structure nor caused any dilution to its shareholders.

Launch of Vivo Money Credit Rights Investment Fund (FIDC)

In August 2020, in connection with the launch of our Vivo Money service, we structured the Vivo Money Credit Rights Investment Fund (a special purpose investment fund known as a Fundo de Investimento em Direitos Creditórios, or FIDC), which was established in the form of a closed company for an indefinite term. The objective of the FIDC is to provide its quota holders an equity return on their shares by investing in the acquisition of (i) eligible credit rights, with supporting documents, which meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all indexes of composition and diversification of the fund’s portfolio. Eligible credit rights to be acquired by the FIDC are originated from credit transactions carried out electronically by our customers exclusively through our Vivo Money electronic platform. The FIDC began its operations on September 14, 2020, issuing 2,000 junior subordinated quotas with an initial unit face value of R$1,000. On December 1, 2020, we made a new contribution to the FIDC in the amount of R$2 million, with the issuance of an additional 2,000 junior subordinated quotas with an initial unit face value of R$1,000. As of December 31, 2020, we held 4,000 junior subordinated quotas with an initial unit face value of R$1,000, which will not have a defined remuneration parameter and are subordinated to senior quotas and subordinated mezzanine shares, in that order of priority, for the purpose of amortization and redemption. Residual returns from this FIDC, if any, are paid to us as holders of subordinated quotas. The FIDC had an immaterial impact on our results of operations, cash flows and liquidity position in 2020.

Corporate Governance Restructuring Involving Conversion of All Outstanding Telefônica Brasil Preferred Shares into Common Shares, and All Outstanding Telefônica Brasil ADRs Backed by Preferred Shares into ADRs Backed by Common Shares

At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as from such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share (the “Conversion”); and (2) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of the preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, our ADRs backed by preferred shares were exchanged for ADRs backed by common shares, and our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value. All our common shares continue to trade under the ticker symbol “VIVT3” on the B3 (and our ticker symbol “VIVT4” under which our preferred shares traded on the B3 was suspended on November 23, 2020), and our ADRs backed by common shares began trading on the NYSE under the ticker symbol “VIV.”

Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L., an indirect subsidiary of Telefónica S.A.

In a meeting held on November 1, 2020, our Board of Directors approved the execution, on the same date, of the Quotas Purchase and Sale Agreement, or the CyberCo Brasil Purchase and Sale Agreement, pursuant to which we sold the totality of the quotas we held, representing the entire capital stock of our subsidiary, Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L., or TTech, an indirect subsidiary of Telefónica S.A., for the total amount of R$116.4 million, supported by an independent external report prepared by a specialized company.

On the same date, and as a preliminary step to the implementation of this transaction, certain of our assets, contracts, and employees were transferred to CyberCo Brasil, all strictly related to cybersecurity activities. The transaction will allow us, as an exclusive distributor of Cyberco Brasil, to strengthen ourselves in the cybersecurity market by expanding its portfolio of products and services. In addition, we will benefit from greater competitiveness due to the global scale of the partner dedicated to cybersecurity activities. The transaction also ensures the continuity of the provision of cybersecurity services by our B2B area to our customers, as it includes the execution of certain contracts that regulate the provision of cybersecurity services between CyberCo Brasil and us. The CyberCo Brasil Purchase and Sale Agreement contains customary terms and provisions for this type of transaction. The transaction does not alter our shareholding structure or cause any dilution to our shareholders, generating value for them by accelerating our growth and increasing our operational efficiency.

The transaction is not subject to any regulatory authorizations or other approvals in addition to those obtained from the Company’s bodies on October 30, 2020 and November 1, 2020. CyberCo Brasil was originally created under the registration name of BLSK Serviços de Telecomunicações Ltda. After changing its name, location and corporate purpose, CyberCo Brasil’s shares were transferred from Terra to Telefônica Brasil on September 9, 2020.

Capital Expenditures

Year Ended December 31, 2020

In 2020, we invested R$7,973.3 million, a 9.85% decrease over the amount we invested in 2019 (R$8,844.3 million), primarily due to the slowdown in 4G investment, reduction in legacy technology (copper network and DTH) investments, optimization of inventory and reduction of investments associated with B2B commercial activity.

Investments in projects were strongly focused on network investments (which accounted for 79% of investments in 2020) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH and IPTV. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G network and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

The following table sets forth our capital expenditures for each year in the three years ended December 31, 2020.

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)
Telefônica Brasil
Network	6,327.9	7,273.6	6,881.2
Technology / Information Systems	1,154.2	1,185.0	999.3
Others(1)	491.2	385.7	319.4
Total capital expenditures	7,973.3	8,844.3	8,199.9

_______________

(1)	Consists primarily of handset sales made to corporate customers for the length of their contracts, furniture and fixtures, office equipment and store layouts and spectrum licensing costs. The spectrum licensing costs amounted to R$184.3 million in 2020, relating to the 850Mhz license renewal provision in the state of Rio de Janeiro

Year Ended December 31, 2019

In 2019, we invested R$8,844.3 million, a 7.86% increase over the amount we invested in 2018 (R$8,199.9 million), Investments in projects were strongly focused on network investments (which accounted for 82% of investments in 2019) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH and copper network. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

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

Recent Developments

COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

•	Our stores were entirely closed in March 2020 and started reopening in April 2020, subject to reduced hours of operation and customer capacity limitations, which remained in effect for the rest of the year. This affected the sale of handset and other accessories, upselling from hybrid to postpaid plans and postpaid additions, which are typically made at our retail locations, resulting in a loss of revenue;

•	We experienced a contraction in mobile revenues in the first semester of 2020 of R$364.8 million, or 2.6%, compared to the first semester of 2019, due to net disconnections of approximately 174,000 on prepaid and postpaid plans in the same period, as well as and downgrades of plans by our customers and lower handset sales given the temporary closing of our stores;

•	Our third-party call center was forced to reduce its hours of operation in March 2020, due to stay-at-home orders, affecting customer service and upselling from prepaid plans to postpaid plans;

•	Costs related to sales, such as sales commissioning and advertising, also contracted due to lower commercial activity and call center working hours reductions. As a result, commercial expenses fell by 9.0% year-over-year in 2020 compared to 2019;

•	We experienced an increase in provisions for bad debt of R$58.0 million, or 3.4%, in 2020 compared to 2019, as a result of increased unemployment and the inability of certain customers to pay bills and late fees as a result of disruptions caused by the COVID-19 pandemic, but offset in part by relief measures we implemented such as offering customers the possibility of making payments in up to 10 installments, without fines or interest. As a result, the increase in provisions for bad debt experienced in the first half of 2020 was partially offset by a reduction in such provisions in the second half of 2020 when compared with the second half of 2019; and

•	We postponed the payment of TFF taxes (taxa de fiscalização do funcionamento), as permitted by government measures implemented in 2020 in response to the pandemic, in the amount of R$671.1 million, which will be paid in 2021.

See also “Item 3. Key Information—D. Risk Factors— Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.”

Execution of Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group

On January 28, 2021, we executed the Purchase and Sale Agreement of Shares and Other Covenants, or the Oi Agreement, by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefônica Brasil, Tim S.A. and Claro S.A., as Buyers, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process (recuperação judicial) in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (Grupo Oi’s Personal Mobile Service), or the UPI Mobile Assets, after the joint offer made by us and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court (Juízo da Recuperação Judicial).

Under the Oi Agreement, Telefônica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:

•	Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;

•	Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and

•	Infrastructure: including agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).

In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or SPEs, such that Telefônica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefônica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.

The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) R$16,500.0 million, of which R$15,744.0 million comprises the base purchase price and R$756.0 million relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the Transitional Services Agreement; and (ii) R$819.0 million, as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the Capacity Agreement.

Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefônica Brasil will disburse an amount corresponding to 1/3rd of the total consideration, equivalent to approximately R$5.5 billion. Subject to the continuity of the current market conditions and necessary internal approvals, as well as, in light of our robust financial position and strong cash flow generation, we intend to use our own resources to finance the transaction.

The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the submission to the general shareholders’ meeting of the Company, under the terms of article 256 of the Brazilian Corporations Law. As of the date of this annual report, the regulatory approvals that are required to be granted by the CADE and ANATEL have not yet been granted.  Moreover, as of the date hereof, it is possible that such approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among us and the other two operators that were awarded the winning bid together with us, pursuant to our joint bid.

We believe that the transactions contemplated by the Oi Agreement, once and if consummated, will generate benefits for our shareholders through the generation of revenues and efficiencies resulting form operational synergies, as well as for our customers, as a result of the assets acquired, which reinforce our commitment to excellence in the quality of the services we provide and finally, for the Brazilian industry as a whole, due to the resulting changes that reinforce the industry’s capacity to make investments and create technological innovations sustainably, further contributing to the ongoing digitalization of the country. We believe our acquisition of a portion of the UPI Mobile Assets marks another important step in achieving our purpose of increasing digitalization to bring people together (Digitalizar para aproximar).

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (with a 33.6% market share as of December 31, 2020, based on accesses), with a particularly strong position in postpaid mobile services (37.7% market share as of December 31, 2020, based on accesses). We are also the leading fixed telecommunications company in the state of São Paulo where we began our business as a fixed telephone service provider pursuant to our concession agreement. In December 2020, we reached 20.3% of total market share in FTTH (fiber-to-the-home) accesses in Brazil, or 45.7% considering only the state of São Paulo, consolidating our leadership in key businesses for high-value services.

Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2020, our average revenue per mobile user, or ARPU, of R$29.06 represented a significant premium relative to the market average. In 2020, we captured 35.6% of the 9.0 million net additions in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

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

Mobile services

According to data regarding market share published by ANATEL in December 2020, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.

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

In 2020, we covered 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching more than 6.3 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 25 million homes, of which almost 16 million alone consisted of FTTH technology.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer HSPA+ technology, which is commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. In December 2020, we covered 4,558 municipalities with our 3G network, reaching 96.0% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2020, was available in 3,598 municipalities, reaching 90.8% of Brazil’s population, and also 4.5G LTE through carrier aggregation in 1,872 municipalities, reaching 73.1% of the Brazilian population.

Pay TV services

We began offering subscription-based television, or “Pay TV,” services via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the use of IP protocol) technologies and as of December 31, 2020, had 1.2 million Pay TV customers, including 891 thousand IPTV customers.

Network Services

Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our wholesale clients.

The Network Management Center monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, mobile and fixed packet/circuit core networks, VAS/Multimedia platform and global services, radio access network, infrastructure and online services performance, as well fixed access network across the country, broadband networks, network interconnection, portability and IPTV/DTH. The center can identify abnormalities in both our network (fixed and mobile) and third-party networks including networks of other operators and other corporate clients, using failure, signaling, quality and service monitoring systems. The Network Management Center is integrated with maintenance and operations teams that maintain and operate mobile and fixed network elements, as well as infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our monitoring process has been supported by automated systems (RPA - Robotic Process Automation) which increases the effectiveness on incident correlation, recovery and management. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of fixed network technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.

In addition, we are widely applying advanced virtualization solutions (NFV) in order to support the transition to the next generation of mobile networks, known as fifth-generation or 5G, which will meet the future market and customer expectations providing massive devices connection (IoT), extremely low latency and higher data transfer rates.

Network and Facilities

We provide services referred to as industrial exploration of dedicated lines (Exploração Industrial de Linha Dedicada, or EILD) pursuant to our concession agreement and our authorization agreements. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.

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

Our network consists of an access layer that connects our clients through our copper or optical networks, which are connected to voice and data centers. These centers are interconnected locally or remotely through transmission equipment connected predominantly with fiber optics and occasionally through a microwave network, which together forms a network layer that enables connectivity between the various platforms as well as interconnection with other carriers. Our network strategy is based on the expansion of the fiber optic access network to allow greater coverage and broadband services for our customers, as well as to develop an integrated multiservice network and multimedia applications. As a telecommunication service provider, we do not manufacture equipment for the construction of our networks and facilities. We buy the equipment from qualified suppliers in Brazil and abroad and through such equipment, we implement our networks and facilities through which we supply our services.

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

At the end of 2019, we had 561 local and long-distance interconnection agreements and 193 agreements for the provision of local and long-distance traffic.

An interconnection is a link between compatible telecommunications networks that enables a fixed or mobile service user of one network can adequately communicate with the users of a network from another provider.

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

Digital Services (including Value-Added Services)

Following Vivo’s purpose of “digitalizar para aproximar”, in 2020 we put even more energy into developing partnerships with major players in strategic segments such as education, health, entertainment and financial services. Focusing on delivering the best customer experience, we excluded from our portfolio more than forty services with little relevance, improved the value proposition of our traditional plans by bundling with new digital services, and we provided our best services free of charge at the beginning of the pandemic, when the customers were readapting at home to our new online way of life.

In order to contribute to customers in social isolation through COVID-19, we promoted free and unlimited access to our main services. Customers were able to listen to music on Tidal, read the main news on the Forbes app, entertain children with Playkids and even have access to remote technical support, 24/7 for installation and configuration of electronic equipment at home with Vivo Guru. Vivo offered a total of 11 apps, free for 60 days, which also made it possible for customers to study English, take courses and prepare for entrance exams at home, access over 400 thousand ebooks, audiobooks and podcasts, among other benefits. One of the most accessed services was Vivo Meditação, focused on mental health, which featured a special category with meditations to help clients of all ages to control anxiety, reduce stress, sleep better and have a more balanced life during the critical periods of the pandemic.

In June 2020 we launched a new portfolio of postpaid plans, Vivo Selfie, created for people interested in new ways to connect with what they like. The plan is based on the concept of co-creation with relevant brands in their segments, whose services are important in people’s daily lives. Each plan includes a subscription to one of the services, an additional data package to use the partner’s app and many other benefits of the Postpaid plans. With these plans, we bring more benefits to consumers through innovative partnerships with companies that are a reference in the digital and entertainment world - Spotify Premium, Disney +, Netflix, Rappi, Premiere and Telecine. In November, Vivo launched Disney+ exclusively, being the only carrier to launch the service in 2020, with an exclusive offer that delivered a free 30-day trial to Vivo customers on stand-alone subscriptions and discounts on the Selfie Disney+  plan.

In October 2020, we launched our personal credit service for Vivo’s hybrid and postpaid customers, called Vivo Money. Vivo Money allows customer to obtain credit ranging between R$1,000 to R$30,000, in a fast and practical manner through a 100% digital platform. It also offers competitive interest rates, starting at 1.99% per month, according to the customer’s credit profile analysis, and the payment term varies from six to 24 months. The launch of Vivo Money is highly strategic for us, as it reinforces our position as a hub for digital services, offering our customers far more than telecommunications services. Moreover, expanding our financial services is one of our top priorities for the development of new services that generate value for our customers.

Also in October 2020, we expanded our education services portfolio, which has over 20 course and language applications, and launched the partnership with Babbel. The service enables robust development of writing, speaking and listening skills in 14 languages. Through this partnership, we have also expanded the value proposition of traditional voice plans with the creation of bundles that package Babbel’s app in voice plans and grant access to the service at no additional cost to customers.

In the ehealth segment, we launched an important partnership with Yalo, where the customer has access to Dr. Consulta’s medical services, discounts on medical appointments in person or by teleconsultation, on exams, medications and gym. In October 2020, we offered an exclusive promotional subscription through our loyalty program (Vivo Valoriza) and in December 2020 we expanded the partnership by including carrier billing as a subscription method.

We continue to bring new partnerships in digital services, giving the customer the choice to subscribe to important entertainment, security and assistance services by paying directly with Vivo’s bill and thus breaking the credit card barrier. In March 2020, we launched a partnership with Garena’s Free Fire, one of the most popular mobile games of the moment. In May 2020, we launched Safe Connect in partnership with Mcafee, a service that guarantees customer’s safety when browsing the internet. In September 2020, we launched Vivo Assistência Casa, an exclusive product for the Fixed Voice customer, in which the customer can count on services that facilitate their day-to-day activities and bring greater comfort in unforeseen situations, through a specialized care center. We ended the year with the exclusive launch of Amazon Prime, which offers multiple advantages for subscribers with free shipping on e-commerce and various entertainment benefits through Prime Video, Amazon Music, Prime Gaming and Prime Reading.

In 2019, Vivo launched its corporate open innovation program - Vivo Discover - which is focused on enabling innovation impact through the change of mindset and new business development, allowing executives to create and capture value through the adoption of startups solutions for internal pain points or generation of new business for Vivo´s clients. Currently, the main pillar of this program is “Vivo Shaper”, an initiative whose main goal is to create and develop “innovation ambassadors” throughout the entire organization. Every year, the program selects 25 senior executives that go through a six-month course learning key methodologies and topics such as design thinking, enabling change, managing scouting activities (i.e. searching for startups that are a good fit for a specific need), or how to develop a new business with startups for revenue generation. During the program, each “Shaper” must identify real cases where startups can supply the solution and execute its implementation from start-to-adoption using what they learned through their innovation journey. By transforming knowledge into impact, they drive innovation across the organization, while also stimulating their teams and peers to leverage what they learn and practice during the program.

Regarding the development of open innovation in the Telefónica Group, we highlight the Telefónica “Open Innovation” unit, which is an open, global program designed to connect entrepreneurs, startups, investors, and public and private partners to support local ecosystems by investing in start-ups from the seed phase to scale-up via different initiatives including Wayra. There are approximately 500 active startups in the global portfolio.

We believe the integrative nature of Telefónica Open Innovation enables innovation to be developed in different stages. It is structured around some initiatives as below:

•	Open Future: Regional open innovation strategy of Telefónica in partnership with public and private partners;

•	Wayra (open innovation hub of the Telefónica Group as a whole, as well as an initiative of Vivo Discover in Brazil), which operates prospecting startups early stage to generate business and potential investments in the form of venture capital supporting companies to scale.

Wayra X – Telefónica’s first open innovation Digital Hub to invest in global and digital scale-ups.

•	Telefónica Innovation Ventures (TIVs): Network of funds and our corporate venture capital vehicle for investing in late-stage startups. We finance and fuel technological companies in key markets and create strategic partnerships aligned with Telefónica’s global strategy.

Telefónica Tech Ventures: the Venture Capital global vehicle for cybersecurity, founded by TIVs and Eleven Paths, to invest in the best Cyber Security Startups and develop new business together.

In 2020, Telefónica was recognized among the 25 corporations that most support entrepreneurship (Top 25 Corporate Startups) and has received the “Corporate Startup Accelerator”, a special award, recognizing Wayra, the group’s global open innovation hub.

Wayra Brasil has supported 79 startups and made more than R$19 million in investments since 2012. As of December 31, 2020, Wayra had 32 startups in its portfolio. About 47% of our current startups have done business with Vivo helping in the digital transformation process. Some great examples are: Gupy, a recruitment platform responsible for all hiring process at the Company; VOLL, a startup offering a platform helps aggregate and manage transportation alternatives for employees (i.e. a mobility marketplace), improving efficiency and enabling cost reductions.

In addition to investment, connections, mentoring and consulting with founders, Wayra also develop partnerships in order to maximize opportunities for the group. Agro IoT Lab, an IoT-focused field application development program was a great example that was carried out in 2019 at Pulse with Wayra, Vivo, Ericsson and Raízen. This initiative generated new investments in Startups through Wayra and also new products and services launched in 2020 from the partnership between Vivo and the startups IoTag and Ativa. Those products are Vivo Smart Machinery (Vivo Maquinário Inteligente) that provides telemetry and management of heavy vehicles in the field and Vivo Smart Weather (Vivo Clima Inteligente), a solution that provides the connectivity of weather stations to support the farmer in making better decisions about planting and harvesting on the farm.

Wayra is continuously scouting startups aligned with its investment thesis that in 2020 had as priority areas technologies solutions focused on artificial intelligence, IoT, cybersecurity, advanced analytics, health, education and financial services.

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

Sale of devices and accessories

We sell LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Samsung, Apple, Motorola, LG, TCL, Xiaomi, Positivo, Multilaser, ZTE and Flex (WNC and Blucastle) and our gadgets suppliers are Samsung, Harman (JBL), Apple, Alfacomex (Logitech and Geonav), Razer, Oex, Positivo (Anker and Positivo), Easy Mobile, DPC (Binatone Motorola), Allied (Google), Timbro (Amazon), Customic (Customic and Pop Socket), Multilaser, Comesp (Laut), Flex (Mitrastar), Chansport (Xtrax) and ELG.

Devices and gadgets sales continued to show strong grow in 2020, in line with our strategy to gain market share in this important market, through strong communication and brand awareness initiatives built on our “You can find everything at Vivo” (in Portuguese, “Tem tudo na Vivo”) campaign, a call to action emphasizing that Vivo can provide everything customers need, and also through our sales channels, which focused on attracting high-value customers to our physical and online stores.

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

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan	Mandatory Alternative Service Plan
Monthly Basic Assignment
Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—	4 minutes
Completing the call after the terms of the allotment Sector 31	—	R$0.18539
Local Minutes–charges in excess use of the allotment Sector 31	R$0.11425	R$0.04633
Minimum time billing	3 seconds	3 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	2 minutes
Charge per answered call after the allotted duration Sector 31	R$0.23249	R$0.23249

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

Long-distance rates

Rates for domestic long-distance calls are computed based on the time of day, the day of the week, duration and distance of the call, and also may vary depending on whether special services, including operator assistance, are used. We have several options of domestic long-distance calling plans for consumers using our carrier dial code (15). Customers of any local and long-distance operator may use Code 15 when dialing long-distance to benefit from our rates. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.

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

Mobile services rates

Regarding our Local Basic Plan, as described above, and certain roaming charges incurred in connection with alternative service plans, our authorizations provide for a mechanism to set and adjust rates on an annual basis. The maximum rate is calculated as the current rate plus the rate of inflation. This rate is revised annually and the rate of inflation is measured by the IGP-DI index. The maximum rate applies to all service plans, but mobile operators are allowed to freely set the maximum rates for alternative service plans (other than with respect to certain roaming charges).

The initial price cap agreed by ANATEL and the Company in our authorizations was based on the previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in September 2020 and established tariffs of R$0.17608 for regular hours and R$0.12325 for reduced hours.

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

In February 2020, ANATEL established the reference values for MTR for the years ranging from 2020 until 2023. The table below shows the reference values for each region (corresponding to different Brazilian states) in the General Authorization Plan (Plano Geral de Autorizações), or PGA, in reais:

Year	PGA Region I	PGA Region II	PGA Region III
2020	0.01338	0.01503	0.02687
2021	0.01380	0.01527	0.02814
2022	0.01422	0.01550	0.02947
2023	0.01468	0.01578	0.03082

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

Data services rates

We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and other services. Data transmission rates are not regulated by ANATEL, except for EILD (wholesale links up to 34 Mbps) and High Capacity Data Transport (wholesale links above 34 Mbps). Multimedia services operators can freely set the rates for alternative service plans.

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

Value-added services

Value-added services such as entertainment, information and online interactivity services are available to mobile prepaid as well as postpaid customers through agreements with content suppliers. These agreements are based on a revenue-sharing model.

Third-party services

We incorporate third-party services in our billing, collection and transfer process. These services are later passed on to the third-party contractor.

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

In the year ended December 31, 2020, the monthly average of partial suspensions, for mobile and fixed services (Pay TV included), was 4.5 million lines and the monthly average of total suspensions was 892.357 lines. Provisions for doubtful accounts in the year ended December 31, 2020 were 2.8% of the total gross revenue.

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

	Last Available IBGE Data from 2018 (1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP(R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)(2)

São Paulo State	45.5	21.8%	2,210,562	31.6%	48,542
Rio de Janeiro State	17.2	8.2%	758,859	10.8%	44,223
Minas Gerais State	21.0	10.1%	614,876	8.8%	29,223
Rio Grande do Sul State	11.3	5.4%	457,294	6.5%	40,363
Paraná State	11.3	5.4%	440,029	6.3%	38,773
Santa Catarina State	7.1	3.4%	298,227	4.3%	42,149
Bahia State	14.8	7.1%	286,240	4.1%	19,324
Federal District	3.0	1.4%	254,817	3.6%	85,661
Goiás State	6.9	3.3%	195,682	2.8%	28,273
Pernambuco State	9.5	4.6%	186,352	2.7%	19,624
Pará State	8.5	4.1%	161,350	2.3%	18,952
Ceará State	9.1	4.4%	155,904	2.2%	17,178
Mato Grosso State	3.4	1.7%	137,443	2.0%	39,931
Espírito Santo State	4.0	1.9%	137,020	2.0%	34,493
Mato Grosso do Sul State	2.7	1.3%	106,969	1.5%	38,926
Amazonas State	4.1	2.0%	100,109	1.4%	24,533
Maranhão State	7.0	3.4%	98,179	1.4%	13,956
Rio Grande do Norte State	3.5	1.7%	66,970	1.0%	19,250
Paraíba State	4.0	1.9%	64,374	0.9%	16,108
Alagoas State	3.3	1.6%	54,413	0.8%	16,376
Piauí State	3.3	1.6%	50,378	0.7%	15,432
Rondônia State	1.8	0.8%	44,914	0.6%	25,554
Sergipe State	2.3	1.1%	42,018	0.6%	18,443
Tocantins State	1.6	0.7%	35,666	0.5%	22,933
Amapá State	0.8	0.4%	16,795	0.2%	20,247
Acre State	0.9	0.4%	15,331	0.2%	17,637
Roraima State	0.6	0.3%	13,370	0.2%	23,189
Total	208.5	100.0	7,004,141	100.0	33,593

_______________

(1)	According to IBGE data (2018) collected at https://www.ibge.gov.br/ – subject to revision.

(2)	Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2020, consisted of 243 own sales outlets throughout Brazil. In addition, we also have approximately 13,000 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.

As of December 31, 2020, we had approximately 360,000 points of sale where prepaid mobile service customers could purchase credits using the Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our customers through the following physical sales channels:

•	Vivo stores: we continue to focus on the transformation of the traditional PoS (Point of Sale) into the PDX (Point of Experience), reaching eight iconic stores, six Stores-in-Store and 243 Plus Stores (a concept created to serve small and medium cities) as of December 31, 2020. By advancing on infrastructure, systems, customer service, micromanagement and capillarity improvements we believe we continue to provide an efficient, profitable and enchanting service. In 2020, in response to the pandemic restrictions, we accelerated the digitalization of our stores by releasing “Vivo em Casa”, a tool where anyone can contact our store´s sales force.

•	Exclusive dealers: this channel is composed of select companies that have been certified to provide our full product portfolio. These dealers comprise a wide distribution network throughout the country. Although the channel offers the entire product portfolio, its focus is on the postpaid product. We are also constantly updating and enhancing these stores to provide a better purchase experience to the customer, to ensure an experience that is consistent with our own stores. In 2020, these dealers were also impacted by the restrictions imposed by the COVID-19 pandemic. In order to minimalize this impact, we made available to them our “Vivo em Casa” solution.

•	Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners’ own sales teams. This channel maintains a strong partnership relation with retailers through our sales incentive program (tying compensation to sale performance). In 2020, we changed and standardized all the contracts with our retail partners, in order to increase the quality and profitability of our sales.

•	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase data and voice credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. The channel is currently responsible for the majority of our prepaid sales (90%) and mobile recharges (75%). In 2020, despite all the restrictions imposed by the pandemic, we regained the leadership of the prepaid market. This is a result of our continuous stimulus to commercial and operational efficiency, by improving our micromanagement tools that enable real-time control of distribution capillarity, sales force and supply of all of 360,000 points of sales.

•	Door-to-door sales: this channel has strengthened after the transformation started in 2019, by expanding the sales force, focusing on quality and high-value clients and becoming key in fiber sales in locations where we have deployed new facilities. This channel represents 40% of all fiber sales in the B2C segment. In a year with a lot of restrictions imposed by the COVID-19 pandemic, this channel played the most important role to meet our client, respecting all healthy measures.

•	Outbound Telesales: characterized by the lack of geographical limitations, our outbound telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles. In 2020, facing the challenges imposed by the self-regulation in the telecom sector in Brazil, this channel has focused on increase the client base by identifying new clients and offering suitable plans to our’ existing clients according to their consumption profile. This channel contributed with almost 230 thousand unit sales per month.

Customer service

2020 has brought a significant increase in demand for Telecom Industry, which has become an essential service for the whole society. We were already moving towards the digitization of our channels, offering technology as a means of bringing people together. Then, with the need for physical distance, our purpose of digitizing to get closer has gained even more relevance.

Countless challenges happened simultaneously, and all this care for people started at home: in a record time of just 15 days, in March, we moved several areas of the company so that we could put Self-Service Operations working from home full time, in complete safety.

Our team has shown the importance of synergy for a surprising result, based on the DNA Vivo Program, which permeates the daily life of our entire company, in a reliable, easy, enchanting and efficient relationship. From March to October 2020, around 50% of the calls were answered by people working from their homes.

Our more than 25,000 call center employees have provided an advisory service to customers, when we also worked intensively to encourage the use of digital channels for Self-service, with a leading role in the digital transformation of Brazil. The results of this change have already appeared during 2020: there was a reduction of over 15% in telephone contacts to call centers compared to the same period in 2019 and a significant increase in customers on digital channels. In 2020, there were more than 270 million interactions from Aura, Vivo’s artificial intelligence platform. Meu Vivo App unique users base has grown by 17% in December 2020 compared to December 2019, and from January 2020 to October 2020, Whatsapp service interactions exceeded 130 million.

We have ended 2020 certain that we have the best resources: human and technological to face the barriers of physical distance together. These results have proven our constant efforts to improve the customer experience, whose cycle we follow end to end: sell, serve, charge and retain.

Technology

In order to offer a greater variety of integrated services, we have incorporated a series of new technologies in our voice and data networks.

In 2017, we started the program for network virtualization, UNICA. In 2020, we accelerated the virtualization program in order to reach the necessary requirements for 5G and IoT networks.

For voice services, we remain focused on the evolution and convergence of the mobile and fixed networks based on All-IP IMS technology, encouraging technological advancement and offering new services to our customers, at the same time increasing redundancy, reliability and capacity levels.

As part of convergence and modernization of the voice network, we have been deploying new IMS clusters over UNICA infrastructure as well and new IMS clusters are upcoming soon.

In the case of our mobile voice network, we have started offering VoLTE and VoWiFi services to our customers adding important voice improvements like HD voice (native in VoLTE) and new SRVCC (Single Radio Voice Call Continuity) enhancements that will improve call continuity with new handover scenarios among IMS (LTE) and CS (Circuit Switch). Besides that, we have been working on voice over 5G (VoNR) in order to have this service as soon as this network becomes available.

For our fixed voice network, the offer of VoFTTH, SIP trunking, SIP interconnections, etc. has been increasing in our network as part of new cities launching plan, energy efficiency and site demobilization and voice digitization plans, synergies between fixed and mobile networks and so on. To support significant VoIP growth, the modernization and consolidation of the new IMS Core and SBCs were planned and deployed. As a benefit, we expect to have cost savings for equipment, lines, manpower and maintenance.

In terms of our Telecom database, we have already started our network modernization in order to have new UDC clusters over a virtualized infrastructure. Such movement will allow us to have the new components that are necessary for 5G networks especially for 5GSA (Stand Alone) architecture.

For Data Core we have been offering the LTE-M, Nb-IoT and private LTE networks providing new services for B2B and B2C markets. At the same time, we have already started our planning for Data Core network modernization preparing our network to offer 5G services.

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

To reach these goals it is essential to optimize network resources and find synergy multipliers. This optimization process has started with the integration of Vivo’s and GVT’s IP backbones through our network and avoiding redundant infrastructure. For this purpose, we have designed a robust architecture, using two distinct backbones to provide public and private services using multi-protocol network infrastructures, to guarantee service reliability to our clients.

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

We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile site expansion.

Finally, as the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, the IPv6. Vivo has completed IPv6 project in 2017, which is important to guarantee full connectivity to our clients and support sales to keep expanding our customer base.

Given the growing demand for connectivity and consequently the exponential increase in capacity in the IP transport network, in addition to meeting this delivery on time, it is necessary to direct more automation and autonomy to the IP transport network, to simplify its management. Because of this new need, we have worked to bring an orchestration concept to the IP transport network with the application of the Software Defined Networks (SDN) model. Continuing within an operating model based on Command Interface (CLI) has become impractical. This is especially true when vendors develop artificial intelligence and machine learning capabilities in their software and allow networks to become even more automated with self-healing and self-learning. In addition to the control functions, the SDN is being proposed to provide support for management functions, configuration creation and activation of network elements, triggered by the operational support systems (OSS). Thus, the SDN aims to be a complement to the OSS.

In addition to bringing the concept of SDN, we have been working on developing and promoting a model of Interfaces North (NBI) and Interfaces South (SBI), of SDN controllers, standardized for any supplier, whether OSS or Network elements. This evolution aims at an abstraction of the transport network regardless of the supplier present in it, which translates time and cost reduction with the development of specific systems for management, provisioning of services/infrastructure, network inventory and path control. For our company, SDN is the clear definition of open and standardized interfaces and models that could allow the direct and perfect integration of network nodes and systems. To this end, we have defined a set of categories and use cases within the scope of a project called iFusion that is in progress, from which the Interface requirements are derived. Support for the entire set of use cases is a mandatory requirement for all vendors in the SDN Control layers.

In projects related to Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide telecommunications service, fixed or mobile. The Local Area Network works as access for all services to the data network by connecting them to the IP Backbone.

We are evolving the Standard Ethernet Local Area Network (LAN) structure for the TRILL protocol (RFC 6326). The use of this protocol makes it possible to increase the resilience of the environment, allowing a considerable reduction in the faults that occurred and that could sometimes cause affectation in the service of the final client. We are also implementing the concept of decentralization in Technical Data Centers with Top of Rack (TOR) and End-of-Row (EOR) switches allowing cost savings with structured cabling, energy reduction, space and cooling. To keep up with network growth, in 2020 we increased site capacity by providing increased port capacity on 15 existing sites. Also in 2020, we implemented switches at 30 sites to support the fixed network quality measurement solution.

To improve customer experience with our services, we continue to use the Cache solution to reduce bandwidth consumption on the IP backbone by locally storing content from partners such as Google, Netflix, Akamai and Facebook. This enables us to optimize network resources and improve quality of service. In 2020, we increased capacity on 8 existing sites as network data traffic increases, and we implemented 2 new sites.

Regarding Network Security projects, in a digital world where telecommunication networks are becoming increasingly complex, the security of networks becomes an indispensable factor for the success of our customers and for their business. We continued working constantly in 2020 to protect our network from a variety of targets and kinds of attacks, making it as difficult as possible for attackers and ensuring the uninterrupted functioning of our services.

Over the years, attackers have become much more sophisticated, using zero-day vulnerabilities and bypassing all traditional security defenses, therefore, besides tightening our perimeter security, we have kept been focused on automation to allow more visibility and proactivity to minimize risks and keep the confidentiality, integrity and availability. Periodic tasks such as analyzing attacks notifications, auditing firewall rules and evaluating security elements performance have been the main areas subject to automation, allowing security professionals to focus on more complex problems.

Always observing the evolution of the threats and the potential of the attacks, in 2020 we continued to increase the traffic capacity to be detected and mitigated by the protection tools, considering attacks coming from inside and outside our network.

We offer IPTV service through the FTTH network using the Open Platform, created to revolutionize the way that we deliver IPTV services. This platform consists of Pay TV with video broadcasting offered through the IP protocol. It consists of several global partners, developing modules in partnership with us and connecting into our existing Global Video Platform. Our local team customized the middleware for Set-Top-Box, creating one standard version which brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and OTT platforms. Several components were integrated to create a whole new ecosystem for IPTV, such as the inclusion of Instant Channel Change (ICC), Retransmission and Applications providing a better user experience. Additional services, such as pay-per-view and VoD, are also available.

We have made IPTV services available to more than 200 cities throughout Brazil, maintaining along 2020 the growth we achieved in these services in 2019, offering IPTV services to an increasing number of new cities. We also built additional Points of Presence (PoPs), increasing new local channels and made the quality of IPTV services available to remote localities.

Besides the expansion to other cities, the features were incremented on the client for a better experience, such as:

•	Time Shift;

•	Catch Up;

•	new Apps like Netflix, Amazon and YouTube;

•	and in the future 4K content;

The interface of IPTV services was changed to improving the customer experience. More channels were deployed offering new entertainment for customers. The CDN platform growth has secured our ability to offer more VoD titles and OTT services.

Our development plan contemplates the use of the most advanced technology available, focusing on integration with the internet and an increase in the number of multimedia transmission services, with an emphasis on DSL, FTTH (GPON), NGN, DWDM, ROADM and relays technologies of TV over IP protocol (IPTV), and the continuous evolution of TV services.

We continued to expand the capacity and coverage of our mobile networks in order to absorb the growth in voice and data traffic, further away from the competition, with significant growth in 4G coverage and 5G DSS “Dynamic Spectrum Sharing”, while remaining as the 3G technology leader.

As of December 31, 2020, our mobile network covered 4,691 cities in Brazil in the LTE Advanced Pro, LTE, WCDMA and GSM / EDGE digital technologies. The number corresponds to 84.3% of the total cities in Brazil or 96.7% of the Brazilian population. As of December 31, 2020, our 2G / GSM-EDGE network extends across 3,757 cities. In the same period, the 3G / WCDMA network was present in 4,558 cities.

The 4G / LTE technology launched in 2013 was an important advance for our mobile network since it provides higher transmission rates than 3G. In 2020, we continued to expand the coverage of this technology and by the end of November, our 4G network reached 3,530 cities.

The 5G DSS “Dynamic Spectrum Sharing” was launched in 2020 with 4G frequencies sharing, and as of the end of the year, we had a local presence in eight Brazilian cities.

Since 2015, we have started to develop network sharing in 4G with Oi and TIM. At the end of 2020, 128 Brazilian cities had radio base stations shared providing new 4G coverage in 299 cities using TIM or OI’s Network through RAN Sharing. In 2017, we have also started to develop 3G network sharing with Claro and at the end of 2020, 140 Brazilian cities had radio base stations shared providing new 3G coverage in 141 cities using Claro’s Network through RAN Sharing. In 2018, we have also started to develop 3G network sharing with TIM, and at the end of 2020, 47 Brazilian cities had shared radio base stations providing 3G new coverage in 72 cities using TIM’s Network through RAN Sharing. In 2019, we have also started to develop network sharing in 4G 700 MHz with TIM (as a Proof of Concept), and at the end of 2020, 10 Brazilian cities had shared radio base stations providing 4G new coverage in 10 cities using TIM’s infrastructure through RAN Sharing. In 2019 Vivo and TIM signed a network sharing agreement for 2G, 3G and 4G technologies, aiming at network expansions and synergies. At the end of 2020, 118 Brazilian cities had shared 3G/4G radio base stations providing new 3G/4G coverage in 118 cities using TIM’s infrastructure through RAN Sharing. The strategy of Radio Access Network Sharing allows us to fulfill part of the ANATEL’s obligations that were imposed as part of our spectrum acquisitions, additionally, it reduces network deployment costs and to provide new coverages with lower costs.

We have deployed our LTE network with 700 MHz, 1,800 MHz, 2,100MHz and 2,600 MHz frequencies in 2020, activating LTE Advanced Pro technology (commercially known as 4,5G), aiming at coverage, capacity and customer experience improvements. At the end of December 2020, we reached 1,738 cities with this technology.

Fraud detection and prevention

During 2019, we continued our work in combating the two main types of fraud, as follows:

•	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. We had a reduction of 31% in losses related to subscriptions, from R$65.8 million in 2019 to R$50.4 million in 2020. The primary cause of this reduction was the improvement of certain rules and the revision of certain detection processes, in addition to improvements in the controls used to monitor fraud events that occurred during the year, allowing us to capture more cases of fraud in less time, reducing the average ticket, in addition to the implementation of Facial Biometrics in sales processes in Fixed On-site Channels

•	Identity Fraud: also known as “social engineering,” an identity fraud takes place through call centers or resellers, where a caller has access to information belonging to our existing clients contacts our call centers and makes unauthorized changes and activations. We had a 73% increase in cases in 2020, from 626 cases in 2019, to 1,085 cases in 2020. This increase is related to the higher volume of complaint cases, arising from internal fraud, in addition to fraud related to Prepaid Migration, ownership change and chip change. Despite this increase, we managed to implement Biometrics in the face-to-face channels in November 2020 for this scenario, aiming to reduce this kind of fraud.

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

We have a roaming agreement with MTN Irancell. During 2020, we recorded US$12.24 in roaming revenues and US$126.55 of expenses payable to MTN Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.

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

In December 2019, Telefônica Brasil and TIM had entered into two network sharing agreements regarding electronic equipment and mobile sites on 2G, 3G and 4G networks, in order to (i) decommission outdated technology; (ii) 4G coverage expansion; and (iii) gain spectrum and cost-efficiency. Both agreements are under ANATEL and CADE scrutiny.

The approval of the aforementioned agreements, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In the case such agreements are terminated before the expected deadline, each provider must meet its coverage commitments with its own network, under the penalty of extinction of the use of radio frequencies’ authorizations.

Competition

Competition in the fixed and mobile markets continued to be intense in 2020. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 4.5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios.

The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.

In the mobile market, we continued to lead in market share, with a 33.6% share according to information from ANATEL as of December 31, 2020. This year, the competition remained intense in 4G and 4.5G network coverage expansion and subscribers’ growth.

We lead the mobile market in 13 states: Acre, Amazonas, Amapá, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in four states: Alagoas, Paraná, Rio Grande do Norte and Santa Catarina. Oi leads mobile services in three states: Paraíba, Ceará and Pernambuco. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in seven states: Distrito Federal, Goiás, Maranhão, Piauí, Rio de Janeiro, Rondônia and Tocantins (according to ANATEL, as of December 2020).

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

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and represents a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated regulatory Framework”.

The companies that operate concessions under the public regime are Telefônica Brasil, Oi, Algar, Sercomtel and Claro (Claro for domestic and international long-distance service). These companies provide fixed-line telecommunications services in Brazil that include local and long-distance services (domestic and international). All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime. Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service; however, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period. Under an authorization, the government does not provide a guarantee to the authorized company of a financial-economic equilibrium (equilíbrio econômico-financeiro), as is the case under concessions. Fixed voice authorization license holders are entitled to freely compete with the concessionaires in their respective areas without any limitation.

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

Obligations of telecommunications companies

Pursuant to the concessions and authorizations, we and other telecommunications service providers are subject to obligations concerning quality of service, network expansion and modernization. Telecommunication concessionaires are also subject to a set of special restrictions regarding the services they may offer, which are listed in the General Grants Plan (Plano Geral de Outorgas – PGO), and special obligations regarding network expansion and modernization contained in the PGMU.

In January 2017, ANATEL held a public consultation relating to the new rules of the PGO containing an exclusive chapter aimed at verifying the migration of fixed telephony concessions for authorizations, in accordance with the new legal framework discussed in the Congress at that time. However, the changes in the General Telecommunication Law were approved only in October 2019. Despite ANATEL’s efforts in 2017, a series of regulations to create the conditions proposed under the new Law must be prepared and revised.

Any breach of telecommunications legislation or of any obligation set forth in concessions and authorizations may result in a fine of up to R$50 million per infraction.

Our operations are regulated as follows:

•	Fixed line voice services (local and long-distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for an additional period of 20 years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal - SMP) authorizations.

•	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;

•	Pay TV services, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term;

•	Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and

•	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesales services are also regulated by ANATEL Resolution No. 694, dated July 17, 2018 – General Competition Targets Plan (Plano Geral de Metas de Competição - PGMC).

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Quality regulations in Brazil

In December 2019, ANATEL approved the new Quality Regulation (“RQUAL”), which changes the way the agency will monitor the performance of telecommunications operators. In addition to promoting quality indicators increasingly associated with consumer experience and widespread dissemination of results, the concept of responsive regulation was introduced, encouraging advanced corrective actions to problems, rather than solely imposing fines when goals are not met.

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

The current concession agreement that is valid until December 31, 2025 was reviewed in 2006 and 2011. According to Resolution Number 678/2017, a new revision must be made on December 31, 2020. Until then, the 2011 contract remains valid.

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis of calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed line basic and alternative plans. The most recent payment of this biennial fee was made in April 2019, based on 2018 revenue. The next payment is therefore scheduled for 2021 based on 2020 revenue. See Note 1 to our Consolidated Financial Statements.

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

On June 27, 2014, ANATEL held a public consultation for the PGMU. Since there was no mutual agreement between ANATEL and operators for the signature of the 2015 concession agreement contracts, the new version of the PGMU was also delayed. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018, which approves the revision of the PGMU targets. The new plan replaces some obligations, mainly related to public telephony, for obligations related to the 4G mobile network. These targets have been criticized by most of the local operators.

Also, in December 2018, ANATEL initiated a public consultation for the last PGMU revision, concerning the period between 2021 and 2025 (PGMU V). The public consultation was concluded and ANATEL’s board of directors approved the new revision on November 26th, 2020. The main change in comparison to PGMU IV concerns the goals that must be met to replace the reduction in the number of public phones required. ANATEL proposed to replace 4G targets, established in the previous plan, with the construction of a backhaul in municipalities that do not have an optical fiber connection yet. Now, the proposal approved by Anatel must be evaluated by the Ministry of Communications.

According to our concession agreements, all assets owned by us which are indispensable to the provision of the services described in such agreements are considered “reversible assets”. As per ANATEL’s recent interpretation of current regulations, these assets will be automatically returned to ANATEL upon the expiration of the concession agreements, in accordance with the regulation in force at that time, and would not be available to creditors in the event of insolvency, bankruptcy or similar events. With the recent Law No. 13,879 approval (October 2019) and the new regulatory framework, this rule might cease to exist in light of the possibility of transforming concessions into authorizations.

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC No. 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and represents a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated Regulatory Framework”.

For information about regulations affecting rates we can charge under our concession agreements, see “—Rates, Taxes and Billing.”

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

Public telephone regulation

In December 2018, Decree nº 9.619/2018 came into force, approving the revision of the PGMU. The new plan, called PGMU IV, replaces some obligations, mainly related to public telephony, for obligations related to the 4G mobile network. These targets have been criticized by several of the local operators. On November 26th, 2020, ANATEL approved the last PGMU revision, concerning the period between 2021 and 2025 (PGMU V). The only change in comparison to PGMU IV concerns the goals that must be met to replace the reduction in the number of public payphones required. ANATEL proposed to replace 4G targets, established in the previous plan, with the construction of backhaul in municipalities that do not have an optical fiber connection yet. Now, the proposal approved by Anatel must be evaluated by the Ministry of Communications.

Mobile services

In October 2016, ANATEL approved new spectrum use regulations, which facilitate access to radio frequencies and generates efficiency in its use, due to the simplification of procedures and necessary documentation. The regulation also alters spectrum pricing (for non-bidding grants), rules for extending use authorization and new rules for frequency use on a secondary basis prior to primary use.

In July 2018, ANATEL approved Resolution nº 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewals costs. This new regulation took effect in May 2019.

In November 2018, ANATEL approved Resolution nº 703, which establishes new spectrum cap regulation. There are two groups of bands with specific limits for a given area:

•	Frequencies up to 1 GHz: each operator may hold up to 35% of the bands;

•	Frequencies between 1 GHz and 3 GHz: each operator may hold up to 30% of the bands.

All these limits can be extended by up to 40%, through competitive constraints that may be imposed by ANATEL. For frequencies above 3GHz, the limits will be determined in the specific auction terms.

Mobile service licenses (SMP)

Previously, spectrum authorizations were valid for 15 years and could be renewed only once. Although the recently approved New General Telecommunications Law allows successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed.

According to the New General Telecommunications Law and the Decree nº 10.402 issued in June 2020, ANATEL may determine specific conditions for the renewal of our existing licenses, such as a mandatory “refarming” processes in certain spectrum bands or refuse renewal requests altogether. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2020 and 2028. In September 2020, Anatel’s Board of Directors decided, during an extraordinary meeting, to approve the renewal of our 850 MHz authorizations for primary use until 2028. However, specific conditions for renewal are still under discussion between Anatel and service providers. If a renewal in 2028 is not allowed, we would be required to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected, and our services could become unavailable in certain regions.

Typically, renewed licenses required payment of 2% of net operating revenues earned in the region included in the authorization, every two years for the duration of the extension period. In the 15th year, we must pay 1% of the aforementioned amount.

In July 2018, however, ANATEL published Resolution No. 695 with a new Public Spectrum Price Regulation. The Resolution establishes new criteria for license renewal costs. The formula considers factors such as grant time, revenue earned in the region and the amount of spectrum used by the company. Part of the payment can be converted into investment commitments.

Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Region	Frequency	Bandwidth (MHz)	Notes	Year of Exp. Date	Notes
Brazil (9)	450 MHz	14	(1)	2027
Brazil (9)	700 MHz	20		2029
Brazil (9)	850 MHz	25	(2)	2021-2028	(3)
Brazil (9)	900 MHz	5	(4)	2023-2035	(5)
Brazil (9)	1800 MHz	20	(6)	2023-2035	(5)
Brazil (9)	2100 MHz	20-30	(10)	2023
Brazil (9)	2500 MHz	40	(7)	2027-2031	(8)

_______________

(1)	State of São Paulo (municipalities with CN 13 to 19), state of Minas Gerais and North East (AL, CE, PB, PE, PI, RN e SE).

(2)	Except regions 2’, 4’, 6’, 7’, 7’’ and 10.

(3)	Regional licenses: expiration and renewal dates are dependent on the region. The license in Rio de Janeiro is due to expire in 2020.

(4)	Only in regions 3, 4, 4’, 5, 6, 7, 8 and 9. Not in regions 1, 2, 2’, 5’, 6’, 7’, 7’’ and 10.

(5)	Regional licenses: expiration and renewal dates are dependent on the region. The license in MG Interior is the first to reach its renewal date in 2020.

(6)	20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).

(7)	40 MHz is the most common bandwidth, but it is 60 MHz in some regions.

(8)	Band X will expire in 2027 and Band P will expire in 2031.

(9)	Telefónica Brazil uses high and low frequencies spectrum in all regions of Brazil.

(10)	30MHz in regions where the bandwidth from 1900 MHz frequency has been migrated to 2100 MHz frequency.

Regions	States& towns included in the regions
1	SP (City)
2	SP (Interior)
2’	SP - towns of sector 33 of the PGO
3	RJ and ES
4	MG
4’	MG - towns of sector 3 of the PGO
5	PR and SC
5’	PR - towns of sector 20 of the PGO
6	RS
6’	RS - towns of sector 30 of the PGO
7	AC, DF, GO, MS, MT, RO and TO
7’	GO - towns of sector 25 of the PGO
7’’	MS – towns of sector 22 of the PGO
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

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

Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band. In November 2020, ANATEL attested that 9 out of 17 obligations have been fulfilled by the operators. According to the Agency, the other obligations would either be concluded in 2020 or were linked to activities that still need to be carried out, however this situation does not imply any type of noncompliance on the part of the operators in relation to what should have been done.

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1800 MHz, 1900 MHz and 2500 MHz bands, from which Telefônica acquired seven lots of 2.5 GHz frequency band offering a total of R$ 185.4 million. These lots are associated with six different States, in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas, and one countryside city of the State of Mato Grosso do Sul. Such frequencies are already being used for the provision of mobile broadband service on 4G.

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

Law No. 12,485/2011 established the most important aspects of this service, including the imposition of minimum national content requirements, carrier obligations and rights and cross-ownership restrictions.

Since 2019, the Brazilian Congress has been discussing bills amending SeAC law. Among the proposals is the review of limitations to cross-control between telecom providers and content producing and programming companies. Regulatory asymmetries between SeaC and OTT services are also under debate.

Interconnection fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

•	Fee for the use of our local fixed service network (TU-RL) - we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local fixed service, for which a fee is not charged;

•	Fee for the use of our fixed service long-distance network (TU-RIU) - we charge long-distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;

•	Fee for the use of the mobile network (MTR) - we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use; and

•	Fee for the use of leased lines by another service provider (EILD). We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

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

In 2007, ANATEL published a new version of the Fixed Network Compensation Regulation that changed the rules to determine the interconnection fees. Local and long-distance rates that were set at all times became variable according to the rules of public service tariffs. A 20% increase was applied to tariffs of mobile service operators without significant market power in their regions.

On May 7, 2012, Resolution No. 588/12 was published determining the following:

•	A maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours;

•	The reduction of interconnection fees from domestic and international long-distance calls by 30% of the value of the local fixed service network interconnection fee (TU-RL) and the reduction of 25% and 20% by December 2012 of the value of the long-distance network interconnection tariffs (TU-RIU);

•	The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%; and

•	The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.

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

In December 2016, ANATEL held a public consultation to discuss a new interconnection regulation (RGI). The new document aims to solve the large number of disputes in the agreements for voice and data traffic among companies. ANATEL has proposed that in cases of default the cut in the provision of interconnection could be done without the regulator’s authorization. In addition, the new document aims to establish a list of prohibited practices in interconnection relationships and to make the interconnection technology-neutral. The new rules were published in July 2018 (Resolution No. 693).

Mobile service

In November 2009, ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees, reducing the number of fees for the use of the mobile network from 2 to 1.

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

In December 2018, ANATEL established values for fixed interconnection fees ranging from 2020 until 2023:

	Interconnection fees for Sector 31
Year	TU-RL	TU-RIU1	TU-RIU2
2020	0.00134	0.00166	0.00118
2021	0.00117	0.00176	0.00120
2022	0.00104	0.00183	0.00122
2023	0.00096	0.00188	0.00122

EILD

On May 18, 2014, ANATEL approved the proposed standard for setting maximum values of Industrial Dedicated Line (EILD), based on Cost Models. Values for EILD were published through Act No. 6212, which contains a single reference table that is valid from 2016 until 2019. In addition, the general competition plan requires companies with significant market power to present a public offer every six months informing standard commercial conditions, which is subject to approval by ANATEL.

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

Brazilian MVNO regulations allow two operating models: “authorized” (in which MVNO holds its own SMP authorization but operates under an MNO’s network) and “accredited” (in which the company doesn’t hold an SMP authorization and acts as an MNO’s representative and offers services jointly). In August 2019, ANATEL held a public consultation about regulatory barriers to IoT expansion and proposed changes in MVNO regulations. These changes, if adopted, would reduce regulatory restrictions on many aspects of the “accredited” model, such as the representation of multiple MNOs, more autonomy on numbering resources and network agreements.

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

In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding Personal Data Protection. The original text of this law is based on the European Union’s Directives on Data Protection (Directive 95/46/EC), and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others.

In August 2018, the Brazilian government passed the Brazilian Data Protection Law (Law 13,709/2018). The law increases citizens’ control over their personal information, requiring explicit consent for the collection and use of data. It also established requirements relating to options for viewing, correcting and deleting such data. The law will take effect in 2020 in order to allow public and private entities to adapt to the new rules. On December 27, 2018, the Brazilian government created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados – “ANPD”) by means of an executive order (Provisional Measure No. 869/2018), which will be responsible for supervising matters of private data usage and imposing eventual penalties foreseen in the Law of Personal Data Protection.

After a two year grace period, in September 2020, the Brazilian President signed the bill in the Brazilian National Congress that brought the Brazilian Data Protection Law into effect. However, sanctions and fines related to LGPD will only take effect from August 2021 onward, as established by Law 14.010/2020.

Furthermore, after the approval of Decree 10,474/2020 that created the regimental structure of the Brazilian Data Protection Authority, all five Directors of the ANPD were appointed and officially approved by the Brazilian Senate in October 2020.

For additional information on our data protection and data privacy policies and procedures, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”

Resolutions published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2020. The most relevant among these regulations were:

•	Resolution No. 718: Amends the Regulation on Restricted Radiation Radiocommunication Equipment and revokes the Regulation for the Use of Femtocells;

•	Resolution No. 719: Approves the General Licensing Regulation;

•	Resolution No. 720: Approves the General Granting Regulation (RGO);

•	Resolution No. 724: Approves the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long Distance mode;

•	Resolution No. 725: Revision of universalization obligations according to the General Plan of Goals for Universalization of the Fixed Telephone Service (STFC) Provided in the Public Regime, approved by Decree No. 9,619, of December 20, 2018;

•	Resolution No. 728: Amends the Regulation on Local Areas for the Fixed Telephone Service (STFC) Intended for Use by the General Public and the STFC Numbering Regulation;

•	Resolution No. 729: Approves the Tax Revenue Collection Regulation;

•	Resolution No. 734: Approves the User Council Regulation);

•	Resolution No. 735: Amends the Regulation on MVNO, the General Portability Regulation and the General Regulation on Consumer Rights of Telecommunications Services;

•	Resolution No. 737: Approves the amendment of the Concession Contracts for the provision of Fixed Telephone Services (STFC), in Local, National Long Distance (LDN) and International Long Distance (LDI) modalities; and

•	Resolution No. 740: Approves Cybersecurity Recommendation for Telecommunications.

Public consultations published

In 2020, ANATEL announced a series of public consultations. The most relevant among these public consultations were:

•	ANATEL Public Consultation No. 5: Regulation regarding the adaptation of STFC Concessions for Authorizations.;

•	ANATEL Public Consultation No. 9: Bidding Notice for radio frequency spectrum for the provision of telecommunications services, including fifth-generation (5G) networks.;

•	ANATEL Public Consultation No. 19: Proposed Regulation regarding the continuity of the Provision of the Fixed Telephone Service (STFC) for use by the General Public (RCON);

•	ANATEL Public Consultation No. 25: Subsidies for the elaboration of a proposal for the use of reinforcers/ repeaters of signals by mobile service (SMP) providers..;

•	ANATEL Public Consultation No. 37: Proposal for Telecommunications Services Numbering Regulation;

•	ANATEL Public Consultation No. 48: Proposal for the assignment and allocation of VHF and UHF radiofrequency bands and the Regulation on Use Conditions for “White Spaces”;

•	ANATEL Public Consultation No. 50: Technical and operational requirements for the 3,5 GHz radiofrequency bands;

•	ANATEL Public Consultation No. 51: Revisions on the Regulation for the Use of Radio Spectrum (RUE);

•	ANATEL Public Consultation No. 56: ANATEL’s Regulatory Agenda for the 2021-2022 biennium;

•	ANATEL Public Consultation No. 65: Subsidies for the Simplification of Telecommunications Services Regulation Framework;

•	ANATEL Public Consultation No. 77: Revision of the General Telecommunications Services Consumer Rights Regulation (RGC);

•	ANATEL Public Consultation No. 78: Update of radiocommunication services attributions in Brazil, according to World Conferences;

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

Productivity factor

The X Factor is a regulatory instrument used to incentivize operational efficiency gains in the telecommunications sector, so that related gains in earnings are shared with the consumer through annual tariff readjustments. Under the X Factor calculation methodology, the calculation mechanism, including the inputs and products relating to the Company’s applicable operations that are included in the calculation, are established by ANATEL.

In October 2017, ANATEL approved the new methodology for calculating the productivity factor, or X Factor, for fixed telephony services. The new regulation uses a cost-based model to segregate revenues and costs for services. Under the new formula, although gains for retail broadband services were excluded, the methodology continues to consider the productivity gains of services rendered under the fixed voice authorization. Although this standard represents an evolution in the calculation methodology with the exclusion of gains in retail broadband services, there is still what we regard as an undue inconsistency when factoring in the productivity gains of the fixed voice authorization because the calculation does not distinguish between fixed voice services provided under the public and the private regime.

We have voiced our opposition to the methodology for calculating the X Factor on a number of occasions. Although we have not initiated any formal proceedings with respect to this issue before ANATEL, we have expressed our criticism of this issue during the public consultation phase that preceded formal adoption of the standard, and annually each time we deliver our data to ANATEL for its calculation of our X Factor.

Updated Regulatory Framework

On October 4, 2019, Law No. 13,879/2019 (resulting from PLC Nº 79/2016), or the New General Telecommunications Law, was published. This law revises the telecommunications regulatory framework and represents a significant impact on this industry.

The law allows fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking remains underway to fully implement the law and permit operators to migrate to the new regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. Operators will be required to invest such gains in broadband-related projects, which will need to be defined by ANATEL. If an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025, at ANATEL’s discretion. In December 2019, a public consultation was launched to hire an independent consulting firm to assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the concession regime to the private (authorization) regime, and this process remains ongoing.

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

Telecommunications Self-Regulation System (SART)

In March 2020, Telefónica and the main telecommunications service providers in Brazil launched a joint initiative aimed at establishing the sector’s first comprehensive self-regulation program. The Telecommunications Self-Regulation System (SART) proposes to establish common rules and procedures that must be followed by all participating companies, in relation to the most relevant topics regarding the relationship between providers and customers, such as telemarketing, offers, billing and customer care.

Although the initiative is still restricted to large operators, SART will be open to any telecommunications company that wants to participate and commits itself to the principles defined by the program. The main benefit for participating companies is the definition of procedures and rules that should improve the service provision and result in greater consumer satisfaction, promoting an environment that stimulates a more principle-oriented approach to regulatory issues. However, for the implementation of such a program without any conflicts with Anatel’s regulations, it will be necessary to modify the General Regulation on the Rights of Telecommunications Service Consumers (RGC), currently under public consultation, in order to make it more principle oriented and less operational.

C.	Organizational Structure

On December 31, 2020, 73.53% of our voting shares were controlled by our three major controlling shareholders: SP Telecomunicações Participações Ltda. with 19.67%, Telefónica S.A. with 29.77% and Telefônica Latinoamérica Holding, S.L. with 24.09%. Telefônica Latinoamérica Holding, S.L., or Telefônica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly-owned subsidiary of Telefónica S.A. Therefore, Telefónica S.A. was the beneficial owner of 73.58% of our voting shares, as Telefónica Chile S.A., holder of 0.06% of our voting shares, is also a wholly-owned subsidiary of Telefónica S.A. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our significant subsidiaries are Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A.), or Terra, Telefônica Infraestrutura e Segurança, or TIS, POP Internet Ltda., or POP, and Telefônica Transporte e Logística Ltda., or TGLog, all of which are wholly-owned by us and headquartered in Brazil.

On September 30, 2020, Terra Networks Brasil S.A., a wholly-owned subsidiary of Telefônica Brasil, deliberated in favor of changing its corporate form from a corporation (sociedade anônima) to a limited company (sociedade limitada), in the process changing its legal name to Terra Networks Brasil Ltda. The deliberation occurred through an extraordinary shareholder’s meeting.

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

Roaming Agreements with Iranian Operators

Some subsidiaries of our controlling shareholder, Telefónica, including us, have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements these subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in the network of Telefónica’s relevant subsidiary (inbound roaming). For outbound roaming, these subsidiaries pay the relevant Iranian operator roaming fees for use of its network by Telefónica group customers, and for inbound roaming, the Iranian operator pays the relevant subsidiary roaming fees for use of the respective network by its customers.

Regarding Iran, we have a roaming agreement with MTN Irancell (“Irancell”). During 2020, we recorded US$12.24 in roaming revenues and US$126.55 (before taxes and US$163.77 after taxes) of expenses payable to Irancell under this agreement.

In addition, as part of the Telefónica group, we adhere to the roaming agreements with Telefónica’s subsidiaries described below.

Telefónica’s subsidiaries, other than our Company (which arrangements are described above), were party to the following roaming agreements with Iranian telecommunication companies in 2020:

(1)	Telefónica Móviles España S.A. (“TME”), Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) Taliya (“Taliya”), and (iii) Telecommunication Kish Co (“TKC”). During 2020 TME recorded the following revenues related to these roaming agreements: (i) 29,483.36 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), Telefónica’s German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) MTN Irancell (“Irancell”). During 2020 TG recorded the following revenues related to these roaming agreements; (i) 314 euros from MTCI and (ii) 3,052.01 euros from Irancell.

(3)	Telefónica UK Ltd (“TUK”), Telefónica’s English directly wholly-owned subsidiary, has a roaming agreement with Taliya. During 2020 TUK recorded no revenues from Taliya.

(4)	Pegaso PCS S.A. de C.V. (“PCS”), Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2020 PCS recorded 15.35 euros in roaming revenues under this agreement.

The net profit recorded by Telefónica’s subsidiaries pursuant to these agreements and arrangements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide the Telefónica group’s customers with coverage in areas where the group does not own networks. For this purpose, Telefónica’s subsidiaries intend to continue maintaining those agreements, which are still outstanding.

The Telefónica group does not currently have any forthcoming plans to enter into new roaming arrangements with Iranian telecommunication companies. However, the Telefónica group may consider entering into such arrangements in the future.

D.       Property, Plant and Equipment

On December 31, 2020, we had fixed and mobile operations in 2,693 properties, 1,424 of which we own, of which 113 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 137 administrative areas, 2 kiosks and 245 retail stores are leased.

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

On December 31, 2020, the net book value of our property, plant and equipment amounted R$44.1 billion (R$42.8 billion on December 31, 2019), which included reversible assets in the amount of R$6.7 billion.

Environmental matters

Brazilian Federal, state and municipal legislation provide for the control and protection of the environment. These laws govern the appropriate use of natural resources, control of atmospheric emissions and noise, treatment of effluents, handling and final disposal of hazardous materials and solid waste, amongst others.

Under these laws, certain environmental licenses must be secured prior to the construction, installation, expansion and operation of facilities that use natural resources or that may pollute the environment, including those related to the installation and operation of radio/cell base stations and antennas. According to the stage of the project, the environmental licenses may be: (1) a preliminary license, which approves the location and design of the project and must be obtained in the early stages of the project or activity to certify its environmental feasibility; (2) an installation license, which authorizes the installation of the project or activity in accordance with the specifications set forth in approved plans, programs and projects; or (3) an operation license, which authorizes the commencement of operations once the conditions for compliance with the preliminary and installation licenses are met, and may impose additional conditions applicable to the project’s operations.

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

Regarding the last subject matter, in accordance with the Environmental National Policy (Law No. 6,938/1981), the owner of a real estate property located in a contaminated area may be compelled by the relevant environmental agency to clean up the area, regardless of fault and the damage caused. Environmental authorities have been adopting an increasingly stringent position in connection with the handling of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. Non-compliance with guidelines set by the relevant environmental and health authorities with respect to surveys and analyses of potentially contaminated areas or the exposure of persons to toxic fumes or residues may result in administrative and legal penalties for the developer and their management, in addition to the damage it can cause to our reputation as a responsible company. Whenever soil contamination is suspected, we conduct periodic environmental investigations to assess any possible liability with respect to this fact.

We are subject to administrative review of our activities and corporations found to violate these administrative environmental regulations can be fined up to R$50 million, have their operations suspended, be barred from entering into certain types of government contracts, be required to repair or provide indemnification in respect of any environmental damages they cause, be required to suspend tax benefits and incentives, be at a competitive disadvantage to match the requirements of global sustainability index such as Dow Jones Sustainability Index and ISE (Index of corporate sustainability from B3 – the Brazilian stock exchange), among others.

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

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. In 51 cities (that cover more than 40% of our clients) we have a certified Environmental Management System that meets ISO 14,001 requirements since 2016. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation. The energy consumption of our network infrastructure is very high and to address this challenge we established a global target that at least 50% of our energy consumption would come from renewable sources by 2020 and 100% by 2030. However, in 2018 we decided to acquire Renewable Energy Certificates (RECs), which offset our energy consumption from non-renewable sources, ensuring that from 2019 on 100% of our current energy consumption either directly originates from clean and renewable sources, or is offset by RECs that represent energy originated by clean and renewable sources. This has more than halved our greenhouse gas emissions compared to 2015.

In 2020, we became the first telco in Latin America to announce that we achieved carbon neutrality by combining of renewable energy and carbon credits generating positive social and environmental impacts. By promoting Amazon communities' qualification for sustainable agro-extractivism and forest management, REDD+ Jari Valley carbon project, turns them into partners for the maintenance of the forest resources, reducing CO2 emission that could be caused by deforestation. Moreover, the second phase of the distributed generation project has been expanded to many Brazilian regions and should represent the supply of more than 80% of our low voltage energy consumption by 2021.

Therefore, on a net basis, we have reached our goals well before the stipulated deadline.

Also, to comply with Brazilian Federal regulations, (National Solid Waste Policy - Law 12,305/10) as we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. In the fixed line telecom business, we offer the option of home collection or store return of the equipment in case of disconnection due to default or end of the contract. Through Call Center or via web form, customers can schedule pick-ups or choose the closest store for permanent disposal. These materials undergo triage and can be refurbished to be used again with full technical capacity and layout conditions. These processes ensure that almost all of the collected electronic waste is recycled or reused.

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

Effects of the COVID-19 Pandemic

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

•	Our stores were entirely closed in March 2020 and started reopening in April 2020, subject to reduced hours of operation and customer capacity limitations, which remained in effect for the rest of the year. This affected the sale of handset and other accessories, upselling from hybrid to postpaid plans and postpaid additions, which are typically made at our retail locations, resulting in a loss of revenue;

•	We experienced a contraction in mobile service revenues in the first semester of 2020 of R$364.8 million, or 2.6%, compared to the first semester of 2019, due to net disconnections of approximately 174,000 on prepaid and postpaid plans in the same period, as well as and downgrades of plans by our customers and lower handset sales given the temporary closing of our stores;

•	Our third-party call center was forced to reduce its hours of operation in March 2020, due to stay-at-home orders, affecting customer service and upselling from prepaid plans to postpaid plans;

•	Costs related to sales, such as sales commissioning and advertising, also contracted due to lower commercial activity and call center working hours reductions. As a result, commercial expenses fell by 9.0% year-over-year in 2020 compared to 2019;

•	We experienced an increase in provisions for bad debt of R$58.0 million, or 3.4%, in 2020 compared to 2019, as a result of increased unemployment and the inability of certain customers to pay bills and late fees as a result of disruptions caused by the COVID-19 pandemic, but offset in part by relief measures we implemented such as offering customers the possibility of making payments in up to 10 installments, without fines or interest. As a result, the increase in provisions for bad debt experienced in the first half of 2020 was partially offset by a reduction in such provisions in the second half of 2020 when compared with the second half of 2019; and

•	We postponed the payment of TFF taxes (taxa de fiscalização do funcionamento), as permitted by government measures implemented in 2020 in response to the pandemic, in the amount of R$671.1 million, which will be paid in 2021.

During the second half of 2020, we started to see a gradual return in our business towards pre-COVID-19 levels. Our Mobile Revenues stabilized in the third quarter of 2020 (a 0.0% change compared to the same period in 2019) and showed growth in the fourth quarter of 2020 (a 1.6% increase compared to the same period in 2019), whereas our net additions both in prepaid and postpaid were very positive (a net increase of 4.0 million compared to the same period in 2019). In our fixed business, legacy and B2B segments still have not recovered while FTTH and IPTV services showed impressive performance due to increased demand for connectivity during the year, which we were able to meet given our services were deemed essential by the government (thus assuring that our technicians could continue to work and installing our products even while stay-at-home orders remained in effect). However, the full impact of the COVID-19 pandemic on our business, financial condition, and results of operations will depend on numerous evolving factors that we may not be able to accurately predict and that will vary by market, including the duration and scope of the pandemic, the impact of the pandemic on economic activity, and actions taken by governments, businesses, and individuals in response. See also “Item 3. Key Information—D. Risk Factors— Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.”

Brazilian economic environment

The Brazilian economy was severely affected by the COVID-19 crisis in 2020. The social distancing measures adopted during the first months of the COVID-19 outbreak reduced consumption of goods and services and resulted in a sharp drop of the GDP in 2Q20 (-9.6% q/q s.a.). In order to mitigate the effects of the pandemic in the economy, the Brazilian government adopted monetary and fiscal measures. On the monetary front, the central bank reduced the basic interest rates and announced measures to provide liquidity to the system. On the fiscal front, the government provided a fiscal package that included financial aid for households, companies and regional governments, and expenditure on public healthcare. The economic measures along with the reopening of the economy in the third quarter of 2020 allowed a relatively fast recovery of the GDP, which grew 7.7% quarter over quarter in 3Q20, although it remained 4% below the pre-crisis level. A negative consequence of the fiscal package was a sharp increase in the fiscal deficit and public debt. Moreover, the structural reform agenda was delayed, while the government has kept the commitment with the fiscal adjustment once the crisis is over. Finally, financial markets have reacted very negatively to the crisis. The Brazilian currency was negatively affected by a higher global risk aversion, drop in commodity prices and deterioration of the fiscal scenario.

The Brazilian economy has experienced a relatively low rate of growth this decade, amid economic crises. According to market data, in 2020, the Brazilian GDP contracted by approximately 4.4%, affected by the COVID-19 crisis. Previously, according to IBGE (Instituto Brasileiro de Geografia e Estatística), the Brazilian GDP had increased 1.4% in 2019, 1.8% in 2018 and 1.3% in 2017, after a contraction of 3.3% in 2016 and 3.5% in 2015.

Consumer prices, as measured by the IPCA, rose to 4.52% in 2020, in line with the target band established by the Central Bank of 4.00% +/- 1.5%. In 2019 and 2018, inflation measured by IPCA was 4.3% and 3.7%, respectively. Inflation, as measured by the Brazilian general price index (Índice Geral de Preços - Disponibilidade Interna), or IGP-DI, calculated by FGV, which includes wholesale, retail and home-building prices, stood at 23.08%, compared to 7.7% in 2019 and 7.1% in 2018, affected by the exchange rate depreciation.

As the inflation rate measured by IPCA stood in line with the target of 4.0%, under the economic recession environment, the Central Bank decreased the basic interest rate (Sistema Especial de Liquidação e de Custódia), or SELIC rate, to 2.0% by the end of 2020, from 4.5% as of the end of 2019.

Brazil closed 2020 with a trade balance surplus of US$51.0 billion, higher than the surplus of US$48.0 billion in 2019. Exports fell by 6.9%, registering US$ 209.9 billion, while imports decreased by 10.4%, to US$ 158.9 billion. Foreign Direct Investments inflows into the country have decreased to US$ 34.2 billion (accumulated in the year ended December 31, 2020), compared to US$ 69.2 billion in 2019. International reserves in the year ended December 31, 2020 were US$355.6 billion, compared to 356.9 in US$ December 31, 2019.

The public sector fiscal deficit increased significantly in 2020, reflecting both the drop in public revenues due to the economic recession and the increase in fiscal expenditures to mitigate the negative impacts of the COVID-19 crisis. The nominal fiscal deficit reached 13.6% of the GDP in December 2020, compared to 5.8% in December 2019’s result. Gross public debt rose to 89.3% of GDP in December 2020, from 74.3% of GDP in December 2019. As a result, the Brazilian risk premium has increased. J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, increased to 260 basis points by the end of 2020, from 214 basis points at the end of 2019 and 276 basis points at the end of 2018.

The Real depreciated against the U.S. dollar in 2020 by 28.9%. The exchange rate on December 31, 2020 was R$5.1967 per US$1.00, from R$4.0307 per US$1.00 on December 31, 2019.

Our business is directly affected by the external environment and the Brazilian economy. Higher volatility of the Brazilian Real against the U.S. dollar may affect the purchasing power of Brazilian consumers and cause a negative impact on the ability of our customers to pay for our telecommunications services.

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

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2016 through 2020:

	Inflation Rate (%) as Measured by IGP-DI(1)	Inflation Rate (%) as Measured by IPCA(2)	Inflation Rate (%) as Measured by IST(3)
December 31, 2016	7.2	6.3	6.0
December 31, 2017	(0.4)	2.9	3.2
December 31, 2018	7.1	3.7	5.5
December 31, 2019	7.7	4.3	4.6
December 31, 2020	23.1	4.5	9.3

_______________

(1)	Source: IGP-DI, as published by the FGV.

(2)	Source: IPCA, as published by the IBGE.

(3)	Source: IST, as published by the Agência Nacional de Telecomunicações.

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

The value of our net pension obligation on December 31, 2020, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2020 and of the income statement charge in 2018, 2019 and 2020 to changes in these assumptions, is disclosed in Note 30 to our consolidated financial statements.

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

Revenue recognition

Revenue recognition - revenue from unbilled services

We have billing systems for services with intermediate cut-off dates. Thus, at the end of each month, there are revenues already received by us, but that are not effectively invoiced to our customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, the number of days elapsed since the last billing date, among others. Because historical data are used, these estimates are subject to significant uncertainties.

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

Results of Operations

In September 2020, we acquired direct control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil. CyberCo Brasil was controlled by Terra Networks Brasil Ltda., or Terra. On November 1, 2020, our Board of Directors approved the execution of the Purchase and Sale Agreement, pursuant to which we sold the totality of the quotas we held in CyberCo Brasil, representing all of its capital stock, to Telefónica Cybersecurity Tech, SL, or TTech, an indirect subsidiary of Telefónica S.A., our parent company, for the total amount of R$116.4 million, generating an increase in equity of R$39 million and an immaterial impact on our net income.. Notwithstanding, results from CyberCo Brasil are not material and therefore our results of operations for the years ended December 31, 2020, 2019 and 2018 are comparable with our results of operations for the years ended December 31, 2017 and 2016. For more information, please see Note 1.c to our consolidated financial statements and “Item 4. Information on the Company—A. History and Development of the Company— Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L., an indirect subsidiary of Telefónica S.A.”

The following table sets forth certain components of our net income for each year ended December 31, 2020, 2019 and 2018 as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2020	2019	2018	2020-2019	2019-2018
	(in millions of reais)
Net operating revenue	43,126.5	44,268.2	43,462.7	(2.6%)	1.9%
Cost of sales	(22,693.1)	(22,159.0)	(21,025.7)	2.4%	5.4%
Gross profit	20,433.4	22,109.2	22,437.0	(7.6%)	(1.5%)
Operating expenses:
Selling expenses	(11,871.5)	(12,701.3)	(12,832.7)	(6.5%)	(1.0%)
General and administrative expenses	(2,525.0)	(2,498.1)	(2,599.0)	1.1%	(3.9%)
Other net operating income (expenses), net	544.0	304.0	2,450.9	78.9%	(87.6%)
Total operating income (expenses), net	(13,852.5)	(14,895.3)	(12,980.8)	(7.0%)	14.7%
Operating income	6,580.9	7,213.9	9,456.2	(8.8%)	(23.7%)
Financial income (expenses), net	(573.4)	(820.1)	1,827.2	(30.1%)	(144.9%)
Equity pickup	0.7	0.7	(5.9)	-	(112.9%)
Income before taxes	6,008.2	6,394.5	11,277.5	(6.0%)	(43.3%)
Income and social contribution taxes	(1,237.7)	(1,393.5)	(2,349.2)	(11.2%)	(40.7%)
Net income for the year	4,770.5	5,001.0	8,928.3	(4.6%)	(44.0%)
Net income attributable to:
Controlling shareholding	4,770.5	5,001.0	8,928.3	(4.6%)	(44.0%)
Net income for the year	4,770.5	5,001.0	8,928.3	(4.6%)	(44.0%)

Results of Operations for the Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019

Gross operating revenue

Our gross operating revenue decreased by 5.1% to R$63,195.4 million in 2020 from R$66,571.9 million in 2019. Service revenue decreased by 4.7% to R$57,293.4 million in 2020 from R$60,129.6 million in 2019, mainly due to effects caused by the COVID-19 pandemic besides the maturity of fixed and mobile voice, prepaid and DTH, partially offset by the positive performance of key businesses, such as postpaid and FTTH. Sale of goods revenue decreased by 8.4% to R$5,902.0 million in 2020 from R$6,442.3 million in 2019, due to the effects caused by the COVID-19 pandemic, such as the temporary closing of our stores during the year, which impacted the sales of mobile handsets and accessories. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2020	2019	2020-2019
	(in millions of reais)
Gross operating revenue	63,195.4	66,571.9	(5.1%)
Services (1)	57,293.4	60,129.6	(4.7%)
Sale of goods (2)	5,902.0	6,442.3	(8.4%)
Deductions from gross operating revenue	(20,068.9)	(22,303.7)	(10.0%)
Taxes	(13,022.7)	(13,894.4)	(6.3%)
Services	(11,981.4)	(12,678.8)	(5.5%)
Sale of goods	(1,041.3)	(1,215.6)	(14.3%)
Discounts granted and return of goods	(7,046.2)	(8,409.3)	(16.2%)
Services	(4,968.3)	(6,319.6)	(21.4%)
Sale of goods	(2,077.9)	(2,089.7)	(0.6%)
Net operating revenues	43,126.5	44,268.2	(2.6%)
Services	40,343.7	41,131.2	(1.9%)
Sale of goods	2,782.8	3,137.0	(11.3%)

_______________

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, sim cards and accessories) and equipment of the “Soluciona TI.”

Net operating revenue

Net Operating Revenue decreased by 2.6% to R$43,126.5 million in 2020 from R$44,268.2 million in 2019, due to the decrease in revenues from telecommunication services, as a result of the effects of the lower commercial activity related to the COVID-19 pandemic and the reduction in outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL. These factors were partially offset by the robust fixed broadband evolution, mainly due to strong growth in ultra-broadband revenues driven by higher adoption of FTTH and footprint expansion, increase in data transmission and value-added services revenues from the successful upselling of mobile data bundles, strong migration to 4G and 4.5G and higher smartphone penetration within our customer base.

Cost of sales

Cost of sales increased by R$534.2 million, or 2.4%, to R$22,693.1 million in 2020 from R$22,158.9 million in 2019. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2020	2019	2020-2019
	(in millions of reais)
Cost of goods sold	(2,878.5)	(3,157.0)	(8.8%)
Depreciation and amortization	(8,865.9)	(8,624.2)	2.8%
Outside services and other	(5,865.3)	(5,545.9)	5.8%
Interconnection and network use	(1,332.5)	(1,087.8)	22.5%
Rental, insurance, condominium and connection means	(1,284.9)	(1,388.2)	(7.4%)
Personnel	(775.8)	(758.8)	2.3%
Taxes, charges and contributions	(1,690.2)	(1,597.1)	5.8%
Cost of sales	(22,693.1)	(22,159.0)	2.4%

Cost of Goods Sold: Cost of goods sold decreased by R$278.5 million, or 8.8%, to R$2,878.5 million in 2020 from R$3,157.0 million in 2019, mainly due to the lower commercial activity and the temporary closure of our physical stores due to the COVID-19 confinement measures.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$241.7 million, or 2.8%, to R$8,865.9 million in 2020 from R$8,624.2 million in 2019, because of the higher level of investments made by the Company in the expansion of 4G and 4.5G network and the acceleration of FTTH deployment in 2020 combined to the review of the assets useful life done by the end of 2019.

Outside Services and Other: Costs related to outside services and other increased by R$319.4 million, or 5.8%, to R$5,865.3 million in 2020 from R$5,545.9 million in 2019, primarily due to higher costs with maintenance activities.

Interconnection and Network Use: Costs related to interconnection and network use increased by R$244.7 million, or 22.5%, to R$1,332.5 million in 2020, from R$1,087.8 million in 2019, primarily as a result of the higher interconnection costs, due to tariff adjustments in the period.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means decreased by R$103.3 million, or 7.4%, to R$1,284.9 million in 2020, from R$1,388.2 million in 2019 due to lower rental expenses.

Personnel: Personnel expenses increased by R$17.1 million, or 2.3%, to R$775.8 million in 2020 from R$758.8 million in 2019, driven by the internalization of strategic activities partially compensated by the reduction of back-office functions, as a result of the digitalization of multiple processes within the Company.

Taxes, Charges and Contributions: Taxes, charges and contributions increased by R$93.1 million, or 5.8%, to R$1,690.2 million in 2020, from R$1,597.1 million in 2019, primarily due to higher regulatory fees arising from the positive evolution of the mobile customer base.

Operating expenses

Operating Expenses decreased by R$1,042.9 million, or 7.0%, to R$13,852.5 million in 2020, from R$14,895.3 million in 2019. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2020	2019	2020-2019
	(in millions of reais)
Selling expenses	(11,871.5)	(12,701.2)	(6.5%)
General and administrative expenses	(2,525.0)	(2,498.1)	1.1%
Other operating income (expenses), net	544.0	304.0	78.9%
Total	(13,852.5)	(14,895.3)	(7.0%)

Selling Expenses: Our selling expenses decreased by R$829.8 million, or 6.5%, to R$11,871.5 million in 2020 from R$12,701.3 million in 2019, mainly due to the lower commercial activity and the growing digitalization and automation of customer service processes such as back-office, billing and posting, combined to the increasing adoption of our digital self-service app Meu Vivo.

General and Administrative Expenses: Our general and administrative expenses increased by R$26.9 million, or 1.1%, to R$2,525.0 million in 2020, from R$2,498.1 million in 2019, due to lower expenses with the maintenance of buildings and administrative and judicial consultancy firms.

Other Operating Income (Expenses), Net: Other operating income, net increased by R$240.0 million, or 78.9%, to an income of R$544.0 million in 2020, from R$304.0 million in 2019. In 2019, other operating income (expenses), net was primarily related to the sale of assets such as data centers, towers and buildings, which were partially offset by expenses with taxes and contingencies. In 2020, the exceptional income registered was related to the sale of towers and rooftops in the first quarter of 2020 in the amount of R$75.7 million and reduced civil and labor contingencies.

Financial income (expenses), net

For the year ended December 31, 2020, financial expense, net reached R$573.4 million, a decrease of R$246.7 million, from an expense of R$820.1 million for the year ended December 31, 2019, primarily because of the exceptional financial effect registered in 2020, in the amount of R$495.9 million, primarily resulting from exceptional income resulting from the above-mentioned judicial decisions relating to the exclusion of ICMS tax from the PIS/COFINS tax base.

Income and social contribution taxes

We recorded an expense from income and social contribution taxes in the amount of R$1,237.7 million in 2020, compared to an expense of R$1,393.5 million in 2019, a reduction of R$155.8 million as a result of a decrease of 8.8% in income before income tax and social contribution against the prior year.

The effective rate of income and social contribution taxes increased to 20.6% in 2020 compared with 21.8% in 2019, primarily as a result of lower interest on shareholders’ equity distributed in comparison to the prior year.

Results of Operations for the Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018

For a discussion of our results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” of our annual report on Form 20-F for the year ended December 31, 2019.

B.	Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2020, we had R$5.8 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.

Our principal cash requirements include:

•	the servicing of our indebtedness;

•	capital expenditures; and

•	the payment of dividends.

In addition, we expect to use cash on hand to pay the consideration due by us under the Oi Agreeement upon the consummation of the transactions contemplated thereby, if the required regulatory approvals and other conditions to closing are obtained.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

While the COVID-19 pandemic has not materially impacted our liquidity and capital resources to date, it has led to increased disruption and volatility in capital markets and credit markets. The pandemic and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future. Based on past performance and current expectations, we believe our strong cash and cash equivalents and short term investments position are critical at this time of uncertainty, and allow us to use our cash resources for working capital needs, capital expenditures, investment requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations. See “Item 3.D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.”

Sources of Funds

Our cash flow from operations was R$19.3 billion in 2020, an increase of 9.1% over the R$17.7 billion in 2019. The increase in cash flow from operations is due to the better collection/collection performance, inventory turnover and taxes to recover, which are mainly comprised of ICMS taxes. Additionally, there was a reduction in variable expenses with call center and sales commissions due to lower commercial activity and call center working hours reductions as a result of the COVID-19 pandemic.

For a discussion of our sources of funds for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2019.

Uses of Funds

Our cash flow used in investing activities was R$6.4 billion in 2020, against R$7.9 billion in 2019. The variation in the cash flow used in investment activities is due to the new investment schedule we implemented due to the COVID-19 pandemic.

Our cash flow used in financing activities recorded an outflow of R$10.6 billion in 2020, compared to an outflow of R$9.8 billion in 2019. The increase in cash flow used in financing activities of R$782.6 million in 2020 compared to 2019 was mainly due to higher lease payments (IFRS 16).

For a discussion of our uses of funds for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2019.

Indebtedness

As of December 31, 2020, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
PSI	R$	2,5% to 5,5%	2023	0.1
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	2021	29.4
Debentures 5th issue - Single Series	R$	108.25% of CDI	2022	2,015.2
Finance Leases (1)	R$	–	2044	10,818.7
Suppliers finance arrangements	R$	114.6 to 149.0% of CDI	2021	375.7
Total debt				13,239.2
Current				3,682.5
Non-current				9,556.7

_______________

(1)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2020 due in 2021 and 2022 total R$3,635.8 million and R$3,210.9 million, respectively.

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

As of December 31, 2020, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$7.9 billion, R$8.8 billion and R$8.2 billion for the years ended December 31, 2020, 2019 and 2018, respectively. These expenditures relate primarily to the expansion of our network.

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$ 5.0 billion, R$5.8 billion and R$7.0 billion in 2020, 2019, and 2018, respectively.

Our management expects to meet 2021 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$19.3 billion, R$17.7 billion and R$11.9 billion in 2020, 2019 and 2018, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2020, in addition to the interim dividend and interest on own capital payments made in 2020, management decided to propose an additional proposed dividend to shareholders in the amount of R$1.5 billion. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2020 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2020, as follows:

Changes to IFRS 3: Definition of business

In October 2018, the IASB issued changes to the definition of business in IFRS 3, to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify minimum requirements, eliminate the assessment of whether market participants are able to replace any missing elements, include guidelines to help entities assess whether a purchased process is substantive, better define business and product definitions, and introduce a test of optional fair value concentration.

Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition “material omission” or “materially distorted disclosure” in all standards and to clarify certain aspects of the definition. The new definition states that “the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information on the entity’s specific report”.

The adoption of these changes had no impact on the consolidated financial statements in the initial adoption period (beginning as of January 1, 2020).

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the standards issued and amended mentioned above, on the date of preparation of these financial statements, the IASB had issued IFRS 17 - Insurance Contracts (a standard not yet issued in Brazil), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure.

IFRS 17 will come into force for periods beginning on or after January 1, 2021, requiring the presentation of comparative figures. Early adoption is permitted if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the initial adoption of IFRS 17. This standard does not apply to the Company.

The Company does not anticipate the early adoption for the year ended December 31, 2020 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

C.       Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features such as machine learning, cognitive computing and artificial intelligence.

The table below presents our investments in the development, update and modernization of systems to support the launch of new products and services. In 2020, we invested R$27.4 million in development and innovation.

R&D investments	2020	2019	2018
	(in millions of reais)
Development and Innovation (business incubator and tests)	27.4	50.3	62.1

Patents and Licenses

Our principal intellectual property assets include:

•	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;

•	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fixo”, “Vivo TV”, “Vivo Internet”, “Vivo Fibra”, “Vivo Selfie”, “Meu Vivo”, “Vivo Empresas”, “Vivo Play”, “Vivo Easy”, “Vivo Money” and “Vivo Ads” as our advertising service, among others;

•	the trademark “Aura” that is Vivo’s Artificial Intelligence;

•	permission to use the trademark “Terra” that provides media and digital services.

•	permission to use the trademark “ElevenPaths”, Telefônica’s cybersecurity brand.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.

D.	Trend Information

Consumption patterns in Brazil were strengthened by the COVID-19 pandemic and social isolation: customers are demanding not only reliable and faster connectivity, but also a complete aggregation of meaningful digital services with a personalized customer experience. Furthermore, brand reputation, promotion of ESG initiatives and concerns with security and data privacy supported by the new general data privacy law (LGPD) in effect since 2020 are becoming increasingly important to customers’ choices.

Accordingly, we intend to continue efficiently investing in modern infrastructure for the mobile and fixed segment, supported by partnerships and alternative expansion models, aiming to extend our 4.5G, 5G and FTTH footprints and cement our reputation as the best connectivity platform in Brazil. Moreover, Meu Vivo and Aura will continue to be an important source of differentiation through a simplified and personalized experience. Vivo is also quickly advancing beyond telco services, by becoming a reference to its customers in digital services. These initiatives are the most effective way to address our customers’ needs and, in addition, to empower us to take advantage of both short and long-term opportunities, such as the growing digitalization of Brazilian companies and the innovative wave of 5G.

In the macroeconomic scenario, Brazil has a positive outlook for consumption and is expected to continue its process of recovery in 2021 from COVID-19’s impacts. Government plans to resume significant political and economic reforms in 2021, such as Tax and Administrative reforms. A more pro-market stance also impacts the regulatory environment, for instance with migration from concession to authorization model and the evolution to self-regulation. These trends may contribute to boosting the recovery of the telecommunications sector. On the revenues side, convergence, exponential data consumption and digital services over connectivity will be key to continued growth. In addition, we expect a competitive environment more prone to M&A and more focused on delivering new digital products and services, as well as providing better quality and customer experience, which will increasingly require investments in efficient, best-in-class technologies such as FTTH, 4.5G and 5G.

In this context, Telefônica Brasil is well structured to maintain its leadership in the Brazilian telecommunications market and to continue serving its 95 million access in fixed and mobile business. Moreoever, we believe our strategic pillars, #temvivopratudo (There is a Vivo for everything), #temtudonavivo (Vivo has everything), #DNAvivosomos (Vivo DNA in everything we are), #DNAvivofazemos (Vivo DNA in everything we do) and #vivosustentabilidade (Vivo Sustainability), will allow us to achieve our purpose of increasing digitalization to bring people together (Digitalizar para aproximar).

E.	Off-Balance Sheet Arrangements

None.

F.       Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2020 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of reais, as of December 31, 2019)
Contractual obligations
Loans, financing and leases (1)	11,194.5	2,637.8	4,387.1	2,477.6	1,692.0
Debentures	2,044.6	1,044.7	999.9	—	—
Derivatives	(5.6)	(3.0)	10.2	10.2	(23.0)
Pension and other post-retirement benefits	954.6	22.2	8.6	9.3	914.5
Total contractual obligations	14,188.1	3,701.7	5,405.8	2,497.1	2,583.6
Commercial commitments
Trade accounts payable	6,613.0	6,613.0	—	—	—
Total commercial commitments	6,613.0	6,613.0	—	—	—

_______________

(1)	Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

For additional information, see note 31 g.3 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
Year ending December 31	(in millions of reais, as of December 31, 2020)
2022	3,268.9
2023	2,119.2
2024	1,551.7
2025	926.5
2026 and forward	1,690.5
Total	9,556.7

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by a board of directors (Conselho de Administração) and a board of executive officers (Diretoria).

Board of Directors

Our board of directors comprises a minimum of five and a maximum of 17 members elected and dismissed by the shareholders at the shareholders’ meeting, serving for a term of three years with the possibility of re-election.

 The following is a list of the current members of our board of directors, their respective positions and dates of their election. The members of our board of directors are currently mandated until the ordinary general meeting scheduled to take place in April 2022.

 The following are the current members of the board of directors:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 11, 2019
Julio Esteban Linares Lopez	Director	April 11, 2019
Antonio Carlos Valente da Silva	Director	April 11, 2019
Claudia Maria Costin	Director	June 10, 2019
Francisco Javier de Paz Mancho	Director	April 11, 2019
Sonia Julia Sulzbeck Villalobos (1)	Director	April 11, 2019
Luiz Fernando Furlan	Director	April 11, 2019
Narcís Serra	Director	April 11, 2019
José Maria Del Rey Osorio	Director	April 11, 2019
Ana Theresa Masetti Borsari	Director	April 11, 2019
Juan Carlos Ros Brugueras	Director	February 21, 2020
Christian Mauad Gebara	Director	April 11, 2019

_______________

(1)	Mrs. Sonia Villalobos was elected by preferred shareholders on a separate vote, with no participation of the controlling shareholder, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020 (see “Item 10. Additional Information—B. Memorandum and Articles of Association— Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares”).

Below are brief biographies of our directors:

Christian Mauad Gebara is 48 years old and is our Chief Executive Officer and member of our Board of Directors. He is also President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda., Terra Networks Brasil Ltda. and Telefônica Infraestrutura e Segurança Ltda. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., Chairman of the Board of Trustees of Fundação Telefônica and 1st Vice-Presidente of the Board of Executive Officer of SindiTelebrasil (Since July/2019). He was our Chief Operating Officer (March/2017 – December/2018), Executive Vice President - Chief Revenue Officer (September/2015 – February/2017), Vice President of Consumer Mobile (July/2015 – August/2015), Vice President of the B2C division (“Negócios PF” - February/2015 - June/2015) and Vice President of the National Individual Market (July/2013 – January/2015). Previously, he was the Vice President National Individual Market (April/2013 – July/2013), Vice President New Business Strategy (July/2011 – March/2013) and Vice President of Synergy Integration and New Businesses (January/2011 – June/2011) at Vivo S.A., which was extinct due to its incorporation by the Company. Since 2006, Mr. Gebara has held a wide variety of positions within the Telefónica Group – Telefónica Spain and Telefónica América Latina, both in Madrid. Before joining the Telefónica Group, he worked at McKinsey & Company (Spain), JP Morgan Chase (USA), Banco ABC Brasil and Citibank (Brazil). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 58 years old and is Chairman of our Board of Directors, member of our Nominations, Compensation and Corporate Governance Committee and member of our Strategy Committee. He is Chief Strategy and Corporate Affairs Officer of Telefónica S.A. (since February 2020). He is also Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was a member of the board of directors of Telefónica Audiovisual Digital (June/2016 – April/2018); the Communications, Corporate Business, Trademark and Sustainability Officer of the Telefónica Group (January 2019 – February 2020); Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (December 2016 – February 2019); Chief Executive Officer of the Company (November/2016 – December/2018); Chairman of the Board of Trustees of Fundação Telefônica (until December/2019), Officer of SindiTelebrasil (November/2016 – July/2019) CEO of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company); President of SP Telecomunicações Participações Ltda, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He was the Chief Commercial Digital Officer of Telefónica S.A. (February/2014 – January/2017) and Global Director of Strategy and Alliances at Telefónica S.A. (2011 – 2014). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Julio Esteban Linares Lopez is 75 years old and is a member of our Board of Directors, Chairman of our Strategy Committee and member of our Control and Audit Committee. He is also a member of the Supervisory Board of Telefónica Deutschland Holding AG; Administrador Solidário of Telefónica de España, S.A.U. and of Telefónica Móviles España, S.A.U.; trustee of Telefónica Foundation (since June/2000). Mr. López was Vice President of the board of directors of Telefónica S.A. (September/2012 – July/2017) and was COO of Telefónica, S.A. (December/2007 – September/2012). He is a member of the GSM Association Board (since October/2012); trustee of Mobile World Capital Barcelona Foundation (since December/2012) and of CEDE Foundation (Confederación Española de Directivos y Ejecutivos) (since June/2014); member of the Executive Commission (since January/2015), member of the Board and Chairman of the Digital Society Committee of CEOE (Confederación Española de Organizaciones Empresariales) (since May/2016); member of COIT (Official College of Telecommunications Engineering) (since December/2014), member of AEIT (Spanish Association of Telecommunications Engineers) (since December/2014), member of the Advisory Board of Higher Technical School of Engineers Telecommunications (since July/2015) and trustee of Cred100do Foundation (since November/2019). Previously he held the offices of Officer of Telecom Italia (November/2007 – December/2013); Executive Officer of Coordination, Development of Businesses and Synergy at Telefónica S.A. and member of its board of directors and Secretary of its Executive Committee (December/2005 – December/2007). Mr. López graduated in Engineering of Telecommunications from Universidad Politécnica of Madrid.

Antonio Carlos Valente da Silva is 68 years old and serves as a Member of our Board of Directors and Chairman of our Quality and Sustainability Committee. He was a member of the Consejo Asessor of Telefónica Internacional S.A.U (2015 – 2016); Chairman of the Board of Trustees of Fundação Telefônica (December 2010 – December 2016); Valente was Chief Executive Officer of Telefônica Brasil S.A. and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. (January/2007 — March/2015); Chief Executive Officer of Telefônica Data S.A. (until March/2015), Vice-President Officer of SP Telecomunicações Participações Ltda. (until May/2015), Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (until May/2015), member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda. (until May/2015), Telefônica Transportes e Logística Ltda. (until May/2015) and Telefônica Serviços Empresariais do Brasil Ltda. (until May/2015). He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. Mr. Valente was also Chairman of the Junta Directiva of Telefónica Venezuela (November/2015 – March 2017). He is also Chairman of Everis, a quotaholder of SmartWare Consulting EIRELI and member of the Board of Directors of Dom Rock (since June/2019), member of the Board of Directors of Padtech Holding S.A. (since July 2020), chairman of the Advisory Board of CPqD, (Brazilian Telecommunications Research and Development Center) (since February/2020), member of the board of directors of Cinnecta (since June/2018), member of the board of Directors od AENZA Perú (since December/2020), member of the Advisory Board of Virtueyes (since September/2020) and member of the Board of Directors of Ativa (since January/2021). He was a member of the Advisory Board of CPqD (since July/2008 until February 2020 when he became chairman of the Advisory Board. He used to work as a volunteer at Fundação Lemann (2017 – July/2018). Mr. Valente was Chairman of the Official Spanish Chamber of Commerce in Brazil (2011-2015); Chairman of Telebrasil (Brazilian Association of Telecommunications), Chairman of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators); Chairman of Febratel (Brazilian Federation of Telecommunications) (2010–2013) and Chairman of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He was also a member of the CDES - Economic and Social Development Council of the Presidency of the Republic of Brazil (until 2016), and until the end of 2017, Mr. Valente was a member of the Board of Executive Officers of ABDIB - Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Board of Catenon Brasil. He has a degree in Electrical Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Francisco Javier de Paz Mancho is 62 years old and is a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the board of directors of Telefónica S.A., Telefónica Móviles Argentina S.A. and Pegaso PCS, S.A. of CV. He is also Chairman of the board of directors of Telefónica Ingeniería de Seguridad S.A. He was Chairman of the board of directors of Telefónica Gestión de Serviços Compartidos Espanha S.A. (September/2014 – March/2016), member of the Advisory Board of Telefónica América Latina (2008 – 2016) and Chairman of the board of directors of Atento Inversiones y Teleservicios (December/2008 – December/2012) and Vocal of the Comité Ejecutivo del Consejo Superior de Cámaras (2006 – 2014). Mr. Mancho holds degrees in Information and Publicity and a degree in law from the Executive Management Program of IESE (Universidad de Navarra).

Juan Carlos Ros Brugueras is 59 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a partner at the Law Firm Brugueras, Alcantra & García Bragado, located in Madrid, Spain (since 2013). He was an external legal consultant for matters related to Latam Telecom for KPMG Spain (May 2013 - 2016). He holds a degree in Law from the University of Barcelona (1985).

Sonia Julia Sulzbeck Villalobos is 57 years old and a member of our Board of Directors and our Quality and Sustainability Committee. She is a member of the board of directors of LATAM Linhas Aéreas and EcoRodovias. She also participates in the Board of Directors of CFA Society Brasil, a non-profit association that gathers around 1000 professionals that have a CFA certification (Chartered Financial Analyst) in the country. She is a founding partner of Villalobos Consultoria Ltda. (since 2009). She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first to receive the CFA certification in Latin America (1994).

Luiz Fernando Furlan is 74 years old and is a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. He is also a member of the Quality and Sustainability Committee and the board of directors of BRF S.A. He is Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brazil). Mr. Furlan was the Chairman of the Deliberative Board of São Paulo Negócios Brazil (June 2017 – February 2020), member of the Comisión Nombramientos Retribuciones y Buen Gobierno and of the board of directors of Telefónica S.A. (until December/2019), acted as a member of the Global Ocean Commission in the USA (2013 – 2015), Chairman of the board of directors of Fundação Amazonas Sustentável “FAS” (Brazil) (2008 – 2015), institution within which he has become an honorary member; also acted as a member of the Advisory Board of AGCO Corporation in the USA (2010 – 2016). Previously he served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil (2003 – 2007). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from the University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra is 77 years old and is a member of our Board of Directors. He is also the Vice President of the board of directors of Telefónica Chile S.A. Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 69 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú. Mr. Del Rey was a member of the Board of Director of Telefônica del Perú (2005 – 2012); worked as an economist at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.

Ana Theresa Masetti Borsari is 49 years old and serves as a member of our Board of Directors and a member of our Strategy Committee. She is also General Manager of Peugeot Automóveis do Brasil (Peugeot, Citroën e DS - Groupe PSA) (since October 2015). She was Regional Manager (Southwest of France) of Peugeot França (September 2013 – October 2015). She holds a Law degree and a Masters’ degree from Universidade de São Paulo.

Claudia Maria Costin is 65 years old and serves as a member of our Board of Directors and a member of our Quality and Sustainability Committee. She is also a member of the Board of Trustees of Fundação Telefônica, director of the Center for Excellence and Innovation in Education Policies at Getulio Vargas Foundation, CEIPE FGV (since November 2016); columnist of the newspaper A Folha de São Paulo, writing weekly articles on education (since October 2016); professor of Public Politics at Fundação Getúlio Vargas at Rio de Janeiro (since 2013) and member of the Boards of FTD (since 2019), Escola Mais (since 2018) and Instituto Unibanco (since 2017). She was a member of the Global Commission for The Future of Work at ILO– International Labour Organization, an agency of the United Nations (2017 – 2018); visiting professor at the School of Education at Harvard University (2016 – 2018); Global director for of Education at Banco Mundial (2014 – 2016); Secretary of Education of the city of Rio de Janeiro (2009 - 2014); member of the Board of SEAC-Sustainability External Advisory Board of Dow Chemical (2009 – 2014). She holds a degree in Public Administration, a Masters’ degree in Economy and a Doctorate in Management from Escola de Administração de Empresas de São Paulo Fundação Getúlio Vargas (EAESP/FGV).

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

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 45 years old and serves as our General Secretary and Legal Officer. He is also the General Secretary and Legal Officer of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil Ltda.. and Telefônica Infraestrutura e Segurança Ltda.; Corporate Secretary of our board of directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar, Officer of SP Telecomunicações Participações Ltda., and Officer of Fibrasil Infraestrutura e Fibra Ótica S.A., TLF 01 Empreendimentos e Participalçoes Ltda., Telefônica Cloud e Tecnologia do Brasil Ltda., TLF 03 Empreendimentos e Participalçoes Ltda. and of TLF 04 Empreendimentos e Participalçoes Ltda. Mr. Oliveira is also Corporate Secretary of the board of directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the board of directors of Telefônica Corretora de Seguros Ltda.; member of the Deliberative Board of Fundação Sistel; member of the board of directors of Companhia ACT de Participações and Companhia AIX de Participações, and member of the Board of Trustees of Fundação Telefônica. Mr. Oliveira was the General Secretary and Legal Officer of Telefônica Data S.A. (until November/2018, when it was extinct due to its merge into the Company). He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A. (until April/2016, when these companies were extinct due to their merge into the Company); Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. (until July/2013, when these companies were extinct due to its incorporation by the Company). He was a member of the board of directors of Tectotal Tecnologia sem Complicações S.A. (until June/2016 date in which the company was sold). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 50 years old and serves as our Chief Financial and Investor Relations Officer (since April/2016). He is also the Chief Financial Officer of Innoweb Ltda., POP Internet Ltda., Terra Networks Brasil Ltda. and Telefônica Infraestrutura e Segurança Ltda., as well as the Officer of SP Telecomunicações Participações Ltda., Vice Chairman of the Board of Telefonica Corretora de Seguros Ltda., member of the Board of Trustees of Fundação Telefônica and member of the board of directors of Telefônica Factoring do Brasil Ltda. He was also Chief Financial Officer of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company). Mr. Melcon has more than 20 years of global experience in the Telecommunications industry in Latin America and Europe. He was the Transformation Officer of Telefónica S.A. (October/2014 – January/2016); Chairman of the Supervisory Board of Telefonica Slovakia and, in the same period, he was a member of the board of directors of Tesco Mobile Czech Republic (March/2013 – June/2014); Vice-Chairman of the board of directors and Chief Financial Officer of Telefonica Czech Republic (August/2012 – September/2014); member of the board of directors of Telfin Ireland Ltd. – Ireland (April/2010 – December/2012) and Financial and Control Officer of the Telefonica Group in Europe (June/2007 – July/2012). Prior to this, he started his career at Arthur Andersen. Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B.	Compensation

For the year ended December 31, 2020, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$27.8 million, of which R$17.5 million corresponded to salaries and R$10.3 million corresponded to bonuses.

For the year ended December 31, 2020, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

Our board of directors is responsible, among other things, for:

•	establishing our general business policies;

•	electing and removing, at any time, the members of our Board of Executive Officers, and establishing their responsibilities with due regard for legal and statutory provisions;

•	supervising our management and examining, at any time, our corporate records, and requesting information regarding the execution or the process of execution of any agreements and other acts;

•	calling General Shareholders Meetings;

•	approving the financial statements, management reports, proposals for allocation of the company’s results and the submission of such documents to the General Shareholders Meeting;

•	appointing and deposing external auditors;

•	determining the distribution of interim dividends;

•	determining the payment of interest on equity “ad referendum” of the General Shareholders Meeting;

•	authorizing the purchase of our shares to be canceled or kept in treasury;

•	appointing and removing the person responsible for internal auditing;

•	approving the budget and annual business plan;

•	deliberating on the issuance of new shares by increasing the corporate capital within the limits of the authorized capital determined by the bylaws, therein defining the terms and conditions of such issuance;

•	approving the issuance of commercial paper for public distribution and depositary receipts;

•	authorizing the disposal of assets directly related to public telecommunications services;

•	approving agreements, investments and obligations in an amount greater than R$250 million that have not been contemplated in the budget;

•	approving employment and compensation plans, incentive policies and professional development, regulation and staffing of the company, and the terms and conditions of collective bargaining agreements to be executed with unions representing various categories of the company’s employees and adhesion or disassociation from pension plans, all with respect to employees of the company; the board of directors can, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters;

•	authorizing the acquisition of an interest in other companies on a definitive basis and the encumbrance and creation of a lien on or sale of an equity interest;

•	authorizing the offering of ordinary nonconvertible unsecured debentures;

•	approving the organizational structure of the company; with the possibility of assigning to the officers of the Board of Executive Officers limits to the exercise of such authority, subject to legal and bylaws provisions;

•	approving and modifying the internal regulations of the Board of Directors;

•	deliberating as to the issuance of warrants;

•	deliberating, by delegation of the General Shareholders Meeting, about the following aspects related to the company’s issuance of debentures: (i) timing of the issuance, (ii) time and conditions of expiration, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and of the premium of repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;

•	approving the establishment of technical and advisory committees for advice on matters of interest to the company, to elect members of such committees and approve the committees, internal regulations, which shall contain specific rules concerning their organization, functions, powers, and compensation of members;

•	authorizing the sale of property, the creation of in rem guarantees and the provision of guarantees on behalf of third parties, and setting limits on the practice of such acts by the officers;

•	establishing, as an internal regulation, the limits for the officers to authorize the disposition or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;

•	approving the company’s participation in consortia in general, and the terms of such participation; the board of directors may delegate such powers to the officers and establish limits, as it seeks to develop activities in line with the company’s purpose;

•	setting the limits for the officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the company is a part of, including the donation of unserviceable assets to the company; and

•	approving the creation and dissolution of subsidiaries of the company, in Brazil or abroad.

One of the members of our board of directors was elected by preferred shareholders in a separate voting process, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020 (see “Item 10. Additional Information—B. Memorandum and Articles of Association— Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares”), and the others were elected by the holders of common shares.

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

The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini (1)	Alexandre Pedercini Issa(1)	May 28, 2020
Cremênio Medola Netto	Juarez Rosa da Silva	May 28, 2020
Charles Edwards Allen	Stael Prata Silva Filho	May 28, 2020

_______________

(1)	Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected by preferred shareholders on a separate vote, with no participation of the controlling shareholder, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020 (see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares”).

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our board of directors has created the following committees:

•	Control and Audit Committee;

•	Nominations, Compensation and Corporate Governance Committee;

•	Quality and Sustainability Committee; and

•	Strategy Committee.

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

The Control and Audit Committee, among other responsibilities that may be required by the board of directors, is responsible for, and charged with, informing and providing recommendations to the board of directors regarding the following:

•	Submitting to the board of directors the appointment of the independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;

•	Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the board of directors;

•	Examining the financial information prepared and disclosed regularly by the Company;

•	Examining the report of the related parties’ transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);

•	Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s Hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;

•	Examining the management bodies’ proposals regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, the transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the Board of Directors;

•	Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as inform the board of directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and

•	Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

 The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio (Chairman)	April 12, 2019
Julio Esteban Linares Lopes	April 12, 2019
Juan Carlos Ros Brugueras	April 15, 2020

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

Quality and Sustainability Committee

The Quality and Sustainability Committee, formerly know as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The

Committee shall meet two (2) times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the board of directors, is charged with:

•	Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;

•	Examining, analyzing and following-up periodically the Company’s Responsible Business Plan, as well as its sustainability indexes, recommending possible actions whenever any opportunity appears

•	Examining, analyzing and following-up periodically as to the scores for the quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and

•	Examining, analyzing and following-up periodically on the Company’s quality plans and actions:

The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva (Chairman)	April 12, 2019
Sonia Julia Sulzbeck Villalobos	April 12, 2019
Claudia Maria Constin	April 15, 2020

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors. The Strategy Committee consists of at least three (3), and at most five (5), members of our board of directors selected periodically to serve for the duration of their respective terms as members of the board of directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the board of directors, is charged with informing and making recommendations to the board of directors regarding the following:

•	Analyzing and accompanying the Company’s strategic plans; and

•	Examining other matters of strategic interest of the Company, as submitted by the Board of Executive Officers.

The following individuals are the current members of the Strategy Committee:

Members	Date Appointed
Julio Esteban Linares Lopez (Chairman)	April 12, 2019
Eduardo Navarro de Carvalho	April 12, 2019
Ana Theresa Masetti Borsari	April 15, 2020

D.	Employees

As of December 31, 2020, we had 32,759 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.5% in production and operations; 35.8% in sales; 18.2% in customer care; and 7.2% in support.

As of December 31, 2019, we had 32,793 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.5% in production and operations; 36.6% in sales; 17.9% in customer care; and 7.0% in support

As of December 31, 2018, we had 32,638 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 35.9% in production and operations; 38.1% in sales; 19.1% in customer care; and 6.9% in support.

Approximately 13% of our employees are union members, represented by unions that relate to their respective state (or the Federal District). Accordingly, we have employees represented by the unions of all 26 states plus one in the Federal District. In turn, 12 of these unions are associated with the National Federation of Telecommunications Workers (Fenattel) and the other 8 unions are associated with the Interstate Federation of Workers and Researchers in Telecommunications (Fitratelp) and 7 unions were disbanded from the Fenattel and formed a new federation called A Livre. Finally, the union of the Federal District is not affiliated with any Federation.

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

Considering the total workforce, 32% of our employees are participants in our private retirement plans.

E.	Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common shares (including ADSs representing common shares) or of our total equity share capital. We currently have three share ownership plans in place:

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

The TSR is regarded as the metric for determining the generation of value for our shareholders in the medium and long term, for the purposes of the Plan, as the return on investment taking into account the cumulative change in the value of the Telefónica Share and dividends and other similar items received by the shareholder over the Cycle in question. The Weighting corresponding to this Objective shall be 50% percent of the total number of Shares to be delivered to the Participants under the PSP.

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

•	PSP - Cycle 2018-2020: with 94 executives (including 2 executives appointed under the Bylaws) of Telefônica Brasil having the potential right to receive 740,345 shares of Telefônica S.A.

•	PSP - Cycle 2019-2021: with 94 executives (including 3 executives appointed under the Bylaws) of Telefônica Brasil having the potential right to receive 995,237 shares of Telefônica S.A.

•	PSP - Cycle 2020-2022: with 106 executives (including 3 executives appointed under the Bylaws) of Telefônica Brasil having the potential right to receive 601,444 shares of Telefônica S.A.

•	TFSP - Cycle 2018-2020: with 122 executives of Telefônica Brasil having the potential right to receive 101,000 shares of Telefônica S.A.

•	TFSP - Cycle 2019-2021: with 152 executives of Telefônica Brasil having the potential right to receive 128,000 shares of Telefônica S.A.

•	TFSP - Cycle 2019-2021: with 170 executives of Telefônica Brasil having the potential right to receive 136,400 shares of Telefônica S.A.

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

The plan has a duration of two years. In the first year, the employee can invest R$108.00 to R$648.00 every month, deducted from the payroll, for 12 months. The shares are held until the end of the second year, when compensation stocks are to be delivered, i.e., for every two shares acquired by the employee (up to a limit of €840), he shall receive a free share in August 2021. The delivery relies on the beneficiary remaining in our employment and on the general conditions of the plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

In accordance with our bylaws, we have one class of capital stock authorized and outstanding: common shares (ações ordinárias), which have full voting rights.

On December 31, 2020, Telefónica S.A. owned 29.77% of our common shares, Telefónica Latinoamérica Holding, S.L. owned 24.09% of our common shares and SP Telecomunicações owned 19.67% of our common shares. Since Telefónica Latinoamérica Holding, S.L. is a wholly-owned subsidiary of Telefónica and owns 60.60% of the equity share capital of SP Telecomunicações, Telefónica has effective control over 73.58% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica Latinoamérica Holding, S.L. or SP Telecomunicações has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.

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

The following tables set forth information relating to the ownership of common shares by Telefónica, SP Telecomunicações, Telefónica Latinoamérica Holding, S.L., any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 1,688,174,171 common shares outstanding as of December 31, 2020 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
SP Telecomunicações	332,695,590	19.67%
Telefónica S.A.	503,329,803	29.77%
Telefónica Latinoamérica Holding, S.L.	407,279,213	24.09%
All directors and executive officers as a group	35,952	—

As of December 31, 2020, there were a total of 139 ADR holders of record and 148,936,960 ADSs outstanding, representing 148,936,960 common shares or 8.8% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Note 28 to our consolidated financial statements presents, in tabular format, more detailed financial information with respect to transactions and balances with related parties. We provide below a summary description of our material transactions with related parties to which we are a part or have been a party in the last fiscal year.

Telefónica S.A.

In 2020, there were transactions between companies regarding the Brand Fee contract, for the assignment of use of brand rights. The amounts involved totaled R$ 423 million in expenses.

Telxius Cable Brasil Ltda (formerly Telefônica Internacional Wholesales Services Brasil Ltda.)

In 2020, there were transactions between companies related to IP transit services and international transmission infrastructure for various data circuits and connection services contracted. The amounts involved totaled R$ 314 million in expenses.

Telefónica International Wholesale Services, S.L.

In 2020, there were transactions between companies regarding Infrastructure services for international transmission for various data circuits and connection services contracted. The amounts involved totaled R$ 88 million in expenses.

Telxius Torres Brasil Ltda.

In 2020, there were transactions between companies related to sale of infrastructure assets owned by the Company, assignment of sharing contracts and subsequent assignment of rights to use infrastructures by the Company. The amounts involved totaled R$ 69 million in expenses.

Telefónica International Wholesale Services, S.L. Brasil

In 2020, there were transactions between companies related to international transmission infrastructure to various data circuits and connection services. The amounts involved totaled R$ 102 million in expenses.

Telefonica Global Technology

In 2020, there were transactions between companies regarding the right to use software licenses, maintenance and support services. The amounts involved totaled R$ 80 million in expenses.

Telefonica Digital

In 2020, there were transactions between companies referred to Cost Sharing Agreement services, expenses refund related to digital business. The amounts involved totaled R$ 142 million in expenses.

Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”)

On October 30, 2020, we signed a contract with CyberCo Brasil to govern the distribution model of cybersecurity services for the Company. The amounts payable by us in 2020 under this contract totaled R$15 million in expenses. Additionally, we recorded a gain of R$39 million in other capital reserves related to the acquisition and disposition of CyberCo Brasil to TTech, an indirect subsidiary of Telefónica S.A., which took place in 2020, which amount related to the difference between the consideration received in exchange for the equity interest sold and our cost basis from the acquisition of CyberCo Brasil.

Telefonica Corretora de Seguros

On June 18, 2020, we entered into an agreement with Telefônica Corretora de Seguros (TCS), which acts as an intermediary in transactions between the insurance company and the Company in the acquisition of insurance for cell phones. We do not have balances resulting from insurance intermediation with TCS, which is remunerated directly by the contracted insurance company.

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

Tax Matters — Probable Loss

Federal Taxes

On December 31, 2020, the company was party to federal administrative and judicial proceedings relating to (i) claims resulting from the non-ratification of compensation and refund requests, formulated by the company; (ii) IRRF and CIDE (Contribution for Intervention in the Economic Domain) levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties (iii) IRRF on interest on shareholder’s equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98 and (vi) ex-tariff, abrogation of the benefit from the CAMEX Resolution No. 6, increasing the import tariff from 4% to 28%;

In the opinion of management, the chances of loss in the foregoing federal administrative and judicial proceedings is probable. On December 31, 2020, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$622.2 million.

State Taxes

In December 2020, the company was party to administrative and judicial proceedings in progress referring to (i) ICMS credit not granted; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS credits referring to Covenant 39; (iv) ICMS tax rates; and (v) ICMS tax on internet (data) infrastructure lease payments (vi) sales of goods at prices below their costs of acquisition; and (vii) non-taxation of amounts granted to clients as discounts. On December 31, 2020, total consolidated provisions for these state-level administrative and judicial proceedings amounted to R$625.0 million.

Municipal Taxes

On December 31, 2020, the company was party to tax claims at a municipal level, both in the administrative and judicial sphere which, based on the opinion of our legal advisors, are classified as a probable loss, related to (i) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (ii) Service tax on leases of movable assets for supplementary or intermediate activities; and (iii) Service tax retention on fixed duration service contracts. On December 31, 2020, total consolidated provisions for these municipal level proceedings amounted to R$37.5 million.

FUST

On December 31, 2020, the company was party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. On December 31, 2020, total consolidated provisions for these federal administrative and judicial proceedings amounted to R$514.5 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2020, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is “possible.”

Federal Taxes

On December 31, 2020, the company was party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. On December 31, 2020, the total consolidated amount was R$3,258.0 million.

Key proceedings refer to: (i) Non-compliance manifestations due to the ratification of compensation requests made by the company; (ii) social security contribution (INSS) about: (a) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan); (b) social security contribution (INSS), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (c) 11% retention (labor assignment); (d) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (e) Profit Share; (iii) deductions of COFINS from loss in swap transactions; (iv) PIS / COFINS on: (a) accrual basis versus cash basis; (b) on value added service ; and (c) monthly flat fee – “serviço de assinatura mensal”; (v) industrialization tax (IPI) on the dispatch from company premises of “Fixed access unit” equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras - IOF), payment requirements for intercompany and credit operations and (vii) Capital Gain Tax (IRRF) realized from selling GVT Group to the Company.

In the opinion of management, the chance of loss in these proceedings is possible, consequently, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2020, the company was a party to various state administrative and judicial proceedings, which are ongoing at various court levels. On December 31, 2020, the total consolidated amount was R$17,447.0 million.

Key proceedings refer to: (i) equipment rental; (ii) reversal of extemporaneous credits; (iii) service provided outside São Paulo state with ICMS paid to São Paulo State; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits related to acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (ICMS CONFAZ Covenant 39/01); (ix) deferred charge of ICMS - Interconnection (DETRAF – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the company itself and exemption from public bodies); (xvi) DETRAF (CDR), (xvii) ICMS on own consumption; (viii) ICMS on exemption of public bodies; (vix) unconditional discounts excluded from ICMS tax basis; (xx) fiscal book rewriting without tax authorities’ s prior authorization; (xxi) exclusion of ICMS on advertising services and unmeasured services ICMS; and (xxii) ICMS on monthly subscription, which is currently under review by the Federal Supreme Court (Superior Tribunal Federal or STF) with foreclosure proceedings and the Company awaits judgment.

In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2020, the company was party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. On December 31, 2020, the total consolidated amount was R$754.8 million.

Key proceedings refer to: (i) ISS (Imposto Sobre Serviços) on: (a) secondary activities, value-added and supplementary services; (b) withholding ISS; (c) caller ID services and on cell phone activation; (d) service tax on continuous services contracts, provisions, reversals and canceled invoices; (e) data processing and antivirus programs; (f) tariff for Use of Mobile Network (TUM), infrastructure lease; (g) advertising services; and (h) services provided by third parties; (ii) real estate property tax (Imposto Predial Territorial e Urbano - IPTU); (iii) Land Use Fee; and (v) municipal fees;

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

On December 31, 2020, the total aggregate amount under dispute was R$4,399.3 million.

In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL – Fund for the Technological Development of Telecommunications

On December 31, 2020, the company was party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

On December 31, 2020, the total aggregate amount under dispute was R$764.6 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL – Telecommunications Supervision Fund

Due extension of the effective license period to use telephone switches in connection with the use of landline phone carriers and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee, TFI.

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. We understand that such collection is inappropriate, and separately challenged the aforesaid fee in court. On December 31, 2020, the total consolidated amount was R$2,744.6 million, without the respective deposit in full.

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

Under Resolution No. 4,373 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the common shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. The registered foreign investors may also be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

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

Instruction CVM 560 of March 27, 2015, as amended, introduced in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM of the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them.

Labor Litigation

We are also a sued in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), who claim, among other things, deficient overtime payment, unequal compensation, retirement wage supplements, health and security hazard compensation, salary complements for retirees and outsourcing. Due to new lawsuits filed in the period as well as risk reassessment resulting from lawsuits progress in the same period, a variation of R$983.1 was identified in contingencies classified with a possible risk of loss.

We are also party to claims filed by former retired employees, related to the Plan for Medical Assistance to Retirees (“PAMA”), which seeks among other things to reverse changes in the medical plans. There are currently four lawsuits underway with this object. All of them are in an advanced stage, pending judgment by the superior courts, two of which remain in the labor court and the other two have been referred to the civil court, those with favorable decisions. . In the opinion of our management and our legal advisors, as well as in the common jurisprudence, the chance of loss in the foregoing proceedings is considered possible. No value has been attributed to these claims due to the object of discussion (changes in the retiree medical plans), which is why we are currently unable to estimate the value of losses in the event of an adverse judgment. As a result, we have not recorded any provisions relating to such claims.

Additionally, the Company is a party to public civil actions promoted by the Public Prosecutor’s Office. In August 2018, the majority of Ministers of the Federal Supreme Court decided on the legality of unrestricted outsourcing, observing subsidiary responsibility of the hiring company. As a result of this decision, the majority of public civil actions have already been decided and finalized recognizing the legality of outsourcing. However, the Company awaits the publication of said decision and possible appeal named “Embargos de Declaração” to clarify the scope of such decision, including in case of res judicata and any impact on residual lawsuits that discusses the topic. Due to these considerations, it is not possible to estimate losses for the Company.

Civil Claims

There are several civil claims filed against the Company. We have recorded approximately R$870.1 million in provisions for these proceedings where the risk of loss is deemed probable, including the civil proceedings described below:

•	Expansion Plan–PEX. We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996, to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For the proceedings in which the success rate of the plaintiffs is classified as “probable,” we’ve recorded a provision of R$291.0 million (R$297.6 million on December 31, 2019).

•	The Company and/or its subsidiaries are defendants in various civil proceedings related to consumers' claims both in administrative and judicial courts, especially about poor performance. On December 31, 2020, provisioned amounts totalized R$240.8 million (R$211.9 million on December 31, 2019).

•	The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial courts, all related to the ordinary course of business. On December 31, 2020, provisioned amounts totaled R$338.3 million (R$287.9 million on December 31, 2019).

There are other several civil claims against the Company for which the chance of loss is deemed possible and for which we have not recorded provisions, including:

•	Pension Benefit Plan Spin-Off. National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (FENAPAS) filed a class action against the Company, seeking the annulment of the spin-off of the PBS pension benefit plan, that occurred in 2000, and created the specific TELESP–PBS pension benefit plan, and the corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The success rate of the Company is deemed possible based on the opinion of our legal advisors. The amount involved cannot yet be determined until an expert appraisal report is conducted since it includes the spin-off portion of Sistel related to the telecommunication operators from the former “Telebrás System”. The lower court ruled against the Company. Subsequently, the lack of jurisdiction of the State Court was acknowledged and the case was referred to the Federal Courts for re-trial.

•	A class action filed by SISTEL Participants’ Association (ASTEL) in the state of São Paulo, in which SISTEL associates question the changes made in the HealthCare Plan for Retired Employees (PAMA) of the Association and seek the re-establishment of the status quo. This proceeding is in the appeal phase under review by the superior court. The amount cannot be estimated in that it entails a return to the prior conditions.

•	The Company is a party in other civil claims related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or Bureau of Consumer Protection (PROCON), as well as Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business.

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

Regulatory and Antitrust Litigation

We are involved in several administrative and judicial proceedings relating to alleged breaches of obligations by ANATEL, mainly, and CADE. As of December 31, 2020 amounts for those proceedings were R$5.6 billion classified as a possible risk of loss, for which provisions of R$1.2 billion were recorded.

Our material administrative and judicial proceedings include the following:

(i) Administrative and legal proceedings discussing how ANATEL should calculate the payment due every two years relating to the extension of the concession agreements of STFC and of the right of use of SMP-related radiofrequencies. In ANATEL’s view, the 2% charge should be calculated on all Telefonica’s STFC/SMP revenue. In our view, however, the revenues that are not part of the STFC/SMP service plans, as defined by regulation at the time of signing the authorization terms/concession agreements, should not be taken into account when calculating the fee. As a result of this disagreement, we filed administrative and legal proceedings challenging ANATEL’s charges. (ii) A lawsuit filed by Telefónica seeking to invalidate ANATEL’s decision from March 2018 in an administrative proceeding for non-compliance with obligations (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or PADO) in order to verify alleged infractions committed by Telefónica Brasil to the Landline Telephony Regulation, in particular those related to the communication deadlines for suspension of the service to users with breaches of payments, the terms of connection of the service after the communication of the payment and the disagreement with the terms of refund of amounts claimed by the users of the service.

The fine imposed by ANATEL and appealed by us is about 211 million reais which, along with the updates of the value of the currency and the accrued interest, currently amounts (December 2020) to about 516 million reais. Telefônica Brasil considers that the sanction imposed is illegal and undue, under the following defense arguments: (i) the universe of users considered by ANATEL to fix the fine is excessive, given that the number of affected users is materially lower and (ii) the calculation of the fine is disproportionate and without grounds. The fine has not been paid, although it is guaranteed through a guarantee insurance submitted to the court and the Company is currently waiting for the sentence.

Dividends and Dividend Distribution Policy

Priority and Amount of Dividends

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

As per our bylaws, our Board of Directors may declare interim dividends based on (i) the accrued profits recorded in our semiannual financial statements; (ii) the accrued profits recorded in our quarterly financial statements or in our financial statements of shorter periods, provided that the total amounts of dividends paid up every six months does not exceed the total amount within the capital reserve determined per article 182 of Brazilian Corporate Law; and (iii) the amount recorded on the profit account or profit reserve account on our last annual or semiannual financial statements.

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares (and also ADSs) if:

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

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders' meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

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

Payment of Dividends

We are required by law and our bylaws to hold an annual shareholders meeting until April 30 of each year to approve, among other issues, the allocation of net profits earned during the preceding fiscal year and the declaration of dividends by a decision of common shareholders, acting on the recommendation of the executive officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for each fiscal year ending on December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to the shareholders of record on the declaration date, unless a resolution by the shareholders sets forth another date of payment, which must occur before the end of the fiscal year.

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

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our common shares underlying ADSs are held in Brazil by a Brazilian custodian, Citibank DTVM S.A., as the agent for the depositary Citibank N.A., which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will provide for U.S.

dollars to be delivered to the depositary for distribution to holders of ADSs. If the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before dividends are converted and remitted. Dividends in respect of the common shares paid to resident and nonresident shareholders, including holders of ADSs are not currently subject to Brazilian withholding tax.

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

Currently, any payment of interest in respect to common shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders’ equity is made for a beneficiary located outside of Brazil, the IOF tax triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2016 in reais.

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common Shares	Preferred Shares(2)
	(per share/in R$)
2020	Div/Int	2.996385	3.296024
2019	Div/Int	3.518874	3.870762
2018	Div/Int	2.358070	2.593877
2017	Div/Int	2.088332	2.297165
2016	Div/Int	1.742031	1.916234

_______________

(1)	Interest on shareholders’ equity is net of withholding taxes.

(2)	All our outstanding preferred shares were converted into common shares after the market closed on November 20, 2020. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares.”

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

On February 15, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$700 million, which the Company paid on August 18, 2020.

On April 11, 2019, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$ 2,469 million based on the closing balance sheet on December 31, 2018, which the Company paid on December 17, 2019.

On April 17, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$570 million, which the Company paid on August 18, 2020.

On June 17, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$968 million, which the Company paid on August 18, 2020.

On December 19, 2019, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$350 million. Also, the distribution of dividends to the common and preferred shares in the total amount of R$1,000 million was approved, which the Company paid on August 18, 2020.

On February 14, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$270 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on February 28, 2020, and will be paid on July 13, 2021.

On March 19, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$150 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on March 31, 2020, and will be paid on July 13, 2021.

On May 28, 2020, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$2,196 million based on the closing balance sheet on December 31, 2019, which the Company paid on December 9, 2020.

On June 17, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$900 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on June 30, 2020, and will be paid on July 13, 2021.

On September 17, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common and preferred shares totaling R$650 million. The payment will be made to common and preferred shareholders who were registered in the Company’s books on September 28, 2020, and will be paid on July 13, 2021.

On November 16, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common shares totaling R$400 million. The payment will be made to shareholders who were registered in the Company’s books on November 27, 2020, and will be paid on July 13, 2021. The conversion of all the preferred shares issued by the Company into shares (“Conversion”), approved at the Extraordinary General Meeting and ratified on Special General Meeting of Holders of Preferred Shares, held on October 1, 2020, had immediate effects. For this reason, all shares issued by the Company as from such date began to be treated equally, regardless of the ticker under which they were traded until the conversion was formalized, which took place on November 23, 2020, as disclosed to the market under the Material Fact and Notice to Shareholders issued on October 1, 2020 and October 11, 2020, respectively.

On December 11, 2020, the board of directors approved, subject to shareholder approval, a payment of interest on shareholders’ equity for the common shares totaling R$260 million. Also, the distribution of dividends to the common and preferred shares in the total amount of R$1,200 million was approved. Both payments will be made to common shareholders who were registered in the Company’s books on December 28, 2020. The payment of interest on shareholder’s equity will be made on July 13, 2021 and dividends on October 5, 2021.

Dividends and interest on shareholders equity declared based on Telefônica Brasil’s 2020 net profit totaled R$3,830 million. The remaining R$1,588 million were classified as proposed additional dividends and will be submitted to the approval of the 2021 General Shareholders Meeting of the Company and, if approved, will be paid on October 5, 2021.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The trading market for our common shares is the B3.

Our ordinary shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3).” As of December 31, 2020, we had approximately 1,691.0 million common shares held by approximately 2.3 million shareholders.

In the United States, the common shares trade in the form of ADRs, each representing one ordinary share, issued by Citibank N.A., as depositary, pursuant to a Deposit Agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs representing preferred shares commenced trading on the NYSE on November 16, 1998 and upon the Conversion of all our preferred shares into common shares effective as of market close on November 20, 2020, trading in ADRs representing preferred shares was suspended as of November 23, 3030, and trading in ADRs representing common shares recommenced on the same date, and are traded on NYSE under the symbol “VIV” (formerly TSP).

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);

•	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	established the Quality and Sustainability Committee;

•	established the Control and Audit Committee;

•	established the Nominations, Compensation and Corporate Governance Committee;

•	established the Strategy Committee;

•	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);

•	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);

•	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados);

•	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory board of directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the criterion for compensation.

Our policy relating to insider trading is determined pursuant to our Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários in accordance with corporate law. This document establishes practices for disclosing, using and preserving the confidentiality of relevant acts and/or facts of the Company, and establishes obligations and mechanisms for the disclosure of said facts to the market. The Company, controlling Shareholders, Senior management, members of our Board of Directors, Fiscal Board and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

The following information describes our common shares and provisions set forth by our bylaws and of the Brazilian Corporate Law. This description is only a summary. You should read and refer to our bylaws (estatuto social) incorporated by reference herein as Exhibit 1.1 hereto.

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

At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as from such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share (the “Conversion”); and (2) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of the preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, as approved by our shareholders on October 1, 2020, our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value (including 2,291,147 treasury shares). As a result of the Conversion, as of December 31, 2020, we had an outstanding share capital of R$63,571,415,865.09, comprised of 1,688,174,171 common shares, net of 2,810,752 treasury shares. All of our outstanding share capital is fully paid.

All of our shares are without par value. In addition, our board of directors may increase our share capital up to 1,850,000,000 common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2020, 2,810,752 common shares were held by us (treasury shares) at a book value per share of R$41.20. As of December 31, 2019, 2,290,164 preferred shares and 983 common shares were held by us (treasury shares) at a book value per share of R$41.72. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

Public Offering for the Primary Distribution of Common and Preferred Shares

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

Public Offering for the Primary Distribution of Shares

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

GVTPar Merger and Increase in the Company’s Share Capital

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

Conversion of Our Preferred Shares into Common Shares

As mentioned above, on October 1, 2020, the Extraordinary General Meeting of the Company approved and the Special General Meeting of the Company’s Preferred Shareholders ratified the Conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share and its implementation by the Company’s officers as well as the relevant changes to the Company’s Bylaws to reflect the Conversion.

After the concession and the expiration of the term for shareholders to exercise withdrawal rights, we proceeded with the Conversion, and the last trading session for our preferred shares on the B3 and for our ADSs backed by preferred shares on the NYSE was on November 20, 2020. Therefore, as of November 23, 2020, “VIVT3” represents the only ticker symbol for trading of the Company’s common shares on the B3, and ADSs backed by our common shares began trading on the NYSE under the ticker symbol “VIV.”

The Conversion was undertaken as part of certain improvements to our Corporate Governance Practices, in order to maximize the generation of value to all our shareholders, conferring to them rights set forth under Brazilian Corporate Law, such as the right to vote and the right to tag along, among others.

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

•	the operation of telecommunications services;

•	the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to us;

•	the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;

•	the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

•	licensing and sub-licensing of software of any nature.

In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

•	participate in the capital of other companies, including in order to comply with the national telecommunications policy;

•	create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

•	promote the importation of goods and services necessary for the execution of activities within its purpose;

•	provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

•	manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company’s activities;

•	provide consulting services related to the Company’s activities;

•	prepare, implement, and install projects related to the Company’s activities;

•	manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company’s activities;

•	provide monitoring services related to the Company’s activities;

•	provide business intermediation services in general;

•	market, sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement and electronic sensor equipment;

•	carry out studies and research activities, aiming at the development of the telecommunications sector;

•	enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

•	carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.

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

Election of Directors

The members of our Board of Directors are elected at general meetings of shareholders for three-year terms. The tenure of the members of the Board of Directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument of investiture and complying with applicable legal requirements.

Qualification of Executive Officers and Directors

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

Under the Brazilian Corporate Law and the board of directors’ internal rules, if one of our directors has a conflict of interest with our company in connection with any proposed transaction, such director may not vote in any decision of our board of directors regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. The same rules on conflict of interest rules are applicable to executive officers.

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be held null and void and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 1% (as reduced by ICVM 627/2020) of our total share capital, our directors and executive officers must disclose to our shareholders at the Annual Shareholders’ Meeting certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company (through the approval of the majority of our share capital) or shareholders who own 1% (as reduced by ICVM 627/2020) or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the annual cap for aggregate compensation payable to our directors, executive officers and members of our Fiscal Board. Subject to this approval, our board of directors establishes the distribution of such compensation of its members and of our executive officers.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors, including any recommendation by our Board of Directors for the allocation of net profit and distribution of dividends; and

•	elect members of our Board of Directors (upon expiration of their three-year terms) and members of our Fiscal Board, subject to the right of minority common shareholders to elect members of our board of directors and our fiscal board.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in two Brazilian newspapers (the State official gazette and a major newspaper). On the first call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. On the second call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning at least 8 calendar days prior to the scheduled meeting date. In accordance with our bylaws, for meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least 30 calendar days prior to the scheduled meeting date and on the second call at least 10 calendar days prior to the scheduled meeting date. As recommended by the CVM, for annual shareholders’ meetings, we convene our shareholders’ meeting 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our Board of Directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our directors do not convene a shareholders’ meeting required by law within 60 days; and

•	by shareholders holding at least 1% (as reduced by ICVM 627/2020) of our total share capital if, after a period of 8 days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter.

In addition, our Fiscal Board may convene an ordinary shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the president of the board of directors, who is responsible for choosing a secretary of the meeting among those present at the meeting. In case of absence of the president of the board of directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status and/or a valid power of attorney (if the shareholder is to be represented by an attorney-in-fact), together with any other requirement provided for in the call notice.

In order to convene a shareholders’ meeting, shareholders representing at least 25% (except when the agenda sets forth a matter that requires a higher quorum) of our issued voting share capital must be present on the first call. However, shareholders representing at least two-thirds of our issued voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not met, our board of directors may issue a second call by publishing a notice as described above at least 8 calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below).

Remote Voting

Pursuant to the CVM Instruction No. 481/09, as amended, the system of Remote Voting is required to be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the board of directors, due to the requirements set forth in article 21-A, paragraph 1, item II of CVM Instruction No. 481/09 (Remote Voting can be adopted in other situations, at the Company’s choice). This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

•	the creation of a Remote Voting Ballot (“Boletim de Voto a Distância”) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;

•	the possibility to include in the Remote Voting Ballot a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria;

•	the deadlines, procedures and means of transmitting the Remote Voting Bulletin; and

•	the possibility of holding shareholders’ meeting by fully digital means (in which case shareholders may only participate virtually) or partially digital means (in which case shareholders may either participate virtually or attend the meeting in person at the Company’s headquarters).

In addition, listed companies are required to adopt certain measures regarding the voting process, including:

•	informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and

•	disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;

In accordance with the provisions of applicable laws and regulations, Telefônica Brasil S.A. has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.

We do not have an electronic system for receiving remote voting ballots or remote participation ballots. Exceptionally, we may hold meetings partially or exclusively through a digital format, in accordance with CVM Instruction No. 481/09. Specific instructions regarding remote voting in shareholders’ meetings, which we may decide to hold partially or exclusively through a digital format, will be disclosed in the relevant shareholders’ meeting manual, in addition to other channels that we may deem appropriate.

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

Decisions on the transformation of our company into another form of business entity require the unanimous approval of our shareholders.

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

For the effective implementation of the Conversion, a voting agreement was executed by and among the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda., and, as intervening and consenting party, the Telefônica Brasil, in order to comply with the provisions of items a.1 and a.2 of ANATEL. This voting agreement is filed and made available at our Company headquarters, as determined under article 118 of Brazilian Corporate Law.

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

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold common shares representing at least 10% of our voting capital have the right to appoint one member to our Board of Directors at our shareholders’ meeting.

In the event that minority holders of common shares elect a director and the cumulative voting procedures described above is also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors.

The shareholders seeking to exercise these minority rights (except for the cumulative voting procedure) must prove that they have held their shares for no less than three (3) months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, minority shareholders are entitled to elect one member and an alternate to our Fiscal Board in a separate election as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the directors and alternates elected by any holders of non-voting preferred shares and the minority shareholders.

Under the Brazilian Corporate Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•	the creation of preferred shares or a disproportionate increase of an existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by our bylaws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of preferred shares.

This meeting would be called by publication of a notice in two Brazilian newspapers for three days, at least 30 days before the meeting, in accordance with our bylaws.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our Fiscal Board that will function during the liquidation period.

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of 30 days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe only to our newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe to our newly issued common shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.

However, holders of our ADSs may not be able to exercise the preemptive rights relating to our common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

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

The Brazilian Corporate Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of a delisting of the Company before the CVM, less than five percent (5%) of our outstanding shares remains publicly-held. The redemption price in such case would be the same price paid for our shares in such tender offer.

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

Mandatory Tender Offers

The Brazilian Corporate Law requires the launching of a tender offer at a purchase price equal to the fair value for all outstanding shares in order to cancel (or to convert) the registration of our company as a publicly held company or in case of a substantial reduction in the liquidity of our shares as a result of purchases by our controlling shareholders. If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation of the acquirer to launch a tender offer for the purchase of all our common shares for, at least, 80% of the price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the definitive documents of sale of the shares.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common shares that it then holds.

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing any existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to any existing class of preferred shares;

(iii)	reducing the mandatory dividend set forth in our bylaws;

(iv)	a change in our corporate purpose;

(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;

(vi)	the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

(viii)	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

(ix)	spinning-off of all or any part of our company; and

(x)	the inclusion of an arbitration clause in our bylaws.

In addition, we note that:

•	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;

•	in items (v) and (vii), the holders of shares of a type or class with liquidity and dispersion (as defined in ICVM 565/2015) in the market will not have the right to redemption; and

•	in item (ix), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

Dissenting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil (as defined by ICVM 565/2015) or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class.

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

Inspection of Corporate Records

Shareholders that own 1% (as reduced by ICVM 627/2020) or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our bylaws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

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

Form and Transfer

Our common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by our transfer agent by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When common shares are acquired or sold on a Brazilian stock exchange, their transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

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

Dividends

Our dividend distribution practice has historically included the distribution of periodic dividends, based on quarterly balance sheets or shorter periods approved by our Board of Directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporate Law and our bylaws to hold up to April 30 of each year. As per Brazilian Corporate Law, declared dividends are generally required to be paid within 60 days of their declaration unless the shareholders’ resolution establishes another payment date. In any event, Brazilian Corporate Law also states that declared dividends must be paid until the end of the fiscal year in which it was declared. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors

Payment of Dividends and Interest on Shareholders’ Equity (Juros sobre Capital Próprio)

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The common shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Central Bank as the registered owner of our common shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

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

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporate Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividends were declared.

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

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019 and 5.09%, 4.94%, 4.91% and 4.55% for the four quarters of 2020), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.

Time Limits for Claiming Dividends

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

On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was enacted. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025.

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

License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Currently, according to the Decree 10,402/2020, that regulates Law 13,879/2019, it is possible to renew licenses for successive periods. Nevertheless, some conditions are being discussed with Anatel, such as renewal value and term.

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

License renewals for the “J” band were requested between 36 and 48 months in advance of the expiry date. Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods.

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

Currently, according to the Decree 10,402/2020, that regulates Law 13,879/2019, it is possible to renew licenses for successive periods.

Licenses for the 900MHz and 1800MHz band will expire in 2023 and renewal has been requested.

Our current 850 MHz authorizations will expire between 2020 and 2028. In September 2020, Anatel’s Board of Directors decided, during an extraordinary meeting, to approve the renewal of our 850 MHz authorizations for primary use until 2028. However, specific conditions for renewal are still under discussion between Anatel and service providers. If a renewal in 2028 is not allowed, we would be required to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected, and our services could become unavailable in certain regions.

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

In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, Telefônica acquired seven lots of the 2500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies will be used for the provision of 4G mobile services. The spectrum license may be renewed in 2030.

The licenses above may be renewed successively; (ii) for an additional term of 15 (fifteen) years; and (iii) upon payment of 2% of our net revenues from usage charges in the applicable region in the previous year. The payment is also due every two years during the extension period.

Execution of Purchase Agreement for Acquisition of UPI Mobile Assets of the Oi Group

On January 28, 2021, we executed the Purchase and Sale Agreement of Shares and Other Covenants, or the Oi Agreement, by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefônica Brasil, Tim S.A. and Claro S.A., as Buyers, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process (recuperação judicial) in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (Grupo Oi’s Personal Mobile Service), or the UPI Mobile Assets, after the joint offer made by us and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court (Juízo da Recuperação Judicial).

Under the Oi Agreement, Telefônica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:

•	Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;

•	Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and

•	Infrastructure: including agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).

In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or SPEs, such that Telefônica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefônica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.

The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) R$16,500.0 million, of which R$15,744.0 million comprises the base purchase price and R$756.0 million relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the Transitional Services Agreement; and (ii) R$819.0 million, as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the Capacity Agreement.

Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefônica Brasil will disburse an amount corresponding to 1/3rd of the total consideration, equivalent to approximately R$5.5 billion. Subject to the continuity of the current market conditions and necessary internal approvals, as well as, in light of our robust financial position and strong cash flow generation, we intend to use our own cash resources to finance the transaction.

The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the submission to the general shareholders’ meeting of the Company, under the terms of article 256 of the Brazilian Corporations Law. As of the date of this annual report, the regulatory approvals that are required to be granted by the CADE and ANATEL have not yet been granted.  Moreover, as of the date hereof, it is possible that such approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among us and the other two operators that were awarded the winning bid together with us, pursuant to our joint bid.

We believe that the transactions contemplated by the Oi Agreement, once and if consummated, will generate benefits for our shareholders through the generation of revenues and efficiencies resulting form operational synergies, as well as for our customers, as a result of the assets acquired, which reinforce our commitment to excellence in the quality of the services we provide and finally, for the Brazilian industry as a whole, due to the resulting changes that reinforce the industry’s capacity to make investments and create technological innovations sustainably, further contributing to the ongoing digitalization of the country. We believe our acquisition of a portion of the UPI Mobile Assets marks another important step in achieving our purpose of increasing digitalization to bring people together (Digitalizar para aproximar).

D.	Exchange Controls

There are no restrictions on ownership of common shares by individuals or legal entities domiciled outside of Brazil, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and the CVM.

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the documentary evidence that provides the validity and properly backs the economic grounds of the foreign exchange transaction and that the relevant investment be registered with the Central Bank and the CVM, as applicable. The restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the common shares represented by ADSs or holders of common shares from converting dividends, distributions or the proceeds from any sale of these common shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying the ADSs and to remit the proceeds abroad.

As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via Depositary Receipts, are regulated by CMN Resolution 4,373, of September 29, 2014 (“Resolution No. 4,373”), which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) that had been in force for about 15 years.

Registered Capital

Amounts invested in common shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows remittances of funds outside Brazil converted into foreign currency at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such common shares. The registered capital per common share purchased in the form of ADS, or purchased in Brazil and deposited with the depositary in exchange for ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a common share on the Brazilian stock exchange on which the most common shares were traded on the day of withdrawal or (ii) if no common shares were traded on that day, the average price on the Brazilian stock exchange on which the most common shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates (buy/sell) quoted by the Central Bank on such date or dates.

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for common shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank. Thereafter, any holder of common shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares, unless such holder is a duly qualified investor under Resolution No. 4,373 and obtains its own electronic registration.

If the holder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appoints a representative in Brazil to act directly in the Brazilian market to acquire common shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under Resolution No. 4,373, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences arising from the acquisition, ownership and disposition of common shares or ADSs by certain holders or beneficial owners, as described below. This summary is based upon the tax laws and regulations of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of common shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

Although there is presently no income tax treaty entered into between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs. Brazil and the United States have, however, entered into a Tax Treaty Information Exchange Agreement, in order to establish an effective exchange of tax-related information between the two countries.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs. This summary is based upon federal tax laws of Brazil in effect as of the date hereof, which are subject to change and differing interpretations.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of common shares or ADSs. The tax considerations described below do not take into account tax treaties entered into by Brazil and other countries.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the Company, to an ADS Holder that is not resident in Brazil for tax purposes (“Non-Resident Holder”) are currently not subject to withholding income tax, or WHT, in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, or Law No. 11,638, significantly changed the Brazilian Corporation Law in order to align Brazilian generally accepted accounting principles with International Financial Reporting Standards, or IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12, 973, in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as the Company, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•	50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Capital Gains

Sale of ADSs

According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposal of ADSs to another non-Brazilian resident. If the ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Brazilian Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

Conversion of ADSs into Common Shares

Although there is no clear regulatory guidance, the exchange of ADSs for common shares should not be subject to Brazilian tax. Non-Resident Holders may exchange ADSs for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the underlying common shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described above.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before the Central Bank and the CVM in accordance with Resolution No. 4,373.

Sale of Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•	subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) is not a 4,373 Holder and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) is a 4,373 Holder, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

•	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of common shares that is not carried out on a Brazilian stock exchange are subject to (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a Non-Resident Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Any exercise of preemptive rights relating to common shares or ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to common shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as the Company, the positive difference between the amount received by a Non-Brazilian Holder and the acquisition cost of the common shares redeemed, including these underlying ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the progressive rate from 15% to 22.5%, and 25% for residents in a Low or Nil Taxation Jurisdiction.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Brazilian Holder of ADSs and a 4,373 Holder of common shares will continue or that it will not change in the future.

Gains on the exchange of common shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

•	the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

•	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the common shares, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008, or Law No. 11,727.

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20.0%, or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of common shares or ADSs by a Non-Brazilian Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Brazilian Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of common shares or ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the common shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%. Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Brazilian Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold common shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986 (the “Code”) known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	persons that own or are deemed to own 10% or more of our stock by vote or value;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding common shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

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

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of common shares or ADSs and you are:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. U.S. HOLDERS OF COMMON SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs (including distributions to shareholders that are treated as interest on shareholders’ equity for Brazilian tax purposes) will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations that may vary depending upon your circumstances, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the rates applicable to long-term capital gains. A foreign corporation is treated as a “qualified foreign corporation” with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances.

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

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. In particular, a U.S. Holder may use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case, as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange tax (as discussed above under “—Brazilian Tax Considerations”) will not be a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under U.S. law. You should consult your tax adviser regarding the U.S. federal income tax consequences of the payment of Brazilian IOF/Exchange tax, including whether you may claim a deduction for such tax or should instead include the amount of tax paid in your initial basis in the common shares or ADSs.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2020 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals or closely-held entities may be required to report information on IRS Form 8938 relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by financial institutions, in which case the accounts may be reportable if maintained by a non-U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of common shares or ADSs.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

In addition, volatile market conditions arising from the COVID-19 pandemic may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments. Refer to Part II Item IA. “Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results, and financial condition.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The depositary, Citibank N.A., collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to holders of ADSs by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See Exhibit 2.2 to this Form 20-F for a description of the rights of holders of the ADSs.

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below.

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof) issued	• Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions
Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	• Delivery of deposited securities against surrender of ADSs

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof) held	• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs
• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)
• Depositary services
Registration or transfer fees	• Registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively
Expenses and charges of the depositary	• Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement
• Conversion of foreign currency
Taxes (including applicable interest and penalties) and other governmental charges	• As necessary
Any reasonable and customary out-of-pocket expenses incurred in the conversion of foreign currency and/or on your behalf in complying with exchange control or other governmental requirements	• As necessary
Fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program	• As necessary

On November 23, 2020, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.

Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2020, we received from Citibank N.A., our depositary, US$4.6 million, for the services described above.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2020, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 1, 2020, the Extraordinary General Meeting of the Company approved, and the Special General Meeting of the Company’s Preferred Shareholders ratified, the Conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share and its implementation by the Company’s officers as well as the relevant changes to our Bylaws to reflect the Conversion.

After the concession and the expiration of the term for shareholders to exercise withdrawal rights, we proceeded with the Conversion, and the last trading session for our preferred shares on the B3 and for our ADSs backed by preferred shares on the NYSE was on November 20, 2020. Therefore, as of November 23, 2020, “VIVT3” represents the only ticker symbol for trading of the Company’s common shares on the B3, and ADSs backed by our common shares began trading on the NYSE under the ticker symbol “VIV,” with each ADS representing one common share. Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings, whereas prior to the Conversion, holders of our preferred shares were generally not entitled to vote, except under limited circumstances.

For a description of the rights of holders of our common shares and ADSs represented by common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of our Bylaws” and Exhibit 2.2 to this Form 20-F.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2020. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2020 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2020, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2020. This report appears on page F-1.

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

Our administrations and employees ethics conduct, daily performed, are governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Business Principles, which is reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 85% of our personnel.

The Compliance Department’s mission is to be a role model in ensuring the applicability of anti-corruption compliance law and corporate ethics, generating value to stakeholders, protecting the company and its employees, reducing risks of non-compliance and increasing even more Telefônica’s culture which is based on ethics and integrity. The Compliance Department works together with other areas of the company to maintain our business best practices.

At Telefônica Brasil, the compliance program, named as #VivoDeAcordo, has important pillars to its solid implementation: total commitment from top management; a robust structure of highly qualified and skilled employees responsible for the program’s actions; regular analysis and evaluation of business risks; internal policies addressing diverse subjects, such as prevention of corruption, conflict of interests, gifts and entertainment, information security, among others, in line with global guidelines and internal regulations well-structured and available to all employees; periodic compliance training for current and new employees and an active channel to answer questions about the entire program.

The program applies to all employees (including directors and board members) and also to allies. To enhance integrity culture, initiatives of prevention, detection, remediation and integrity are constantly released, such as: regular communication on ethics topics; anticorruption training; promotion of compliance channel “Fale com #VivoDeAcordo” and our policies, that are available in our intranet portal.

 The company is aware of the importance of its supply chain for its international presence, the impact and involved values in its business transactions volume. For this reason, our company promotes, establishes and maintains high level of responsible behavior with respect of its suppliers, promoting among them not only compliance quality/service standards, but also ethical, social, environmental and privacy standards in any relationship with Telefônica’s supply chain.

As one of the pillars of our code of ethics (Princípios de Negócio Responsável), the respect and commitment to human rights guide the regular and periodic evaluation of the impacts in our value chain. Since 2010, we have been signatories to the Global Compact, a UN initiative to encourage companies to follow corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles). These Business Principles were modified in 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices, the protection of minority shareholders as well as to reinforce other principles including the anti-corruption principle. No waivers were granted in 2020.

Item 16c.	Principal Accountant Fees and Services

In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(in millions of reais)
Audit Fees	12.3	10.8	12.0
Audit-Related Fees	0.3	0.3	0.3
Total	12.6	11.1	12.3

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

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal) composed of three (3) to five (5) members who are elected at the general shareholders’ meeting. The Fiscal Board operates independently from management and from a company’s external auditors, and the members of our Fiscal Board are all financially literate. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act because our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

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

The Board of Directors approved in December 7, 2018, pursuant to article 17, item XV of the Bylaws and the CVM Instruction No. 567/15, a Share Buyback Program for the acquisition of shares issued by the Company (“Program”) for subsequent cancellation, sale or holding in treasury, as follows:

(i)	Program objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii)	Resources: the share buybacks will be made through the use of the capital reserve balance constant in the last Interim Financial Statements published on June 30, 2020 (R$ 1.2 billion), except the reserves referred to in Article 7, § 1, of ICVM 567.

(iii)	Term: beginning from the date of the Board of Directors’ resolution, shall remain in force up to January 2022, with acquisitions made in Bolsa de Valores (B3 S.A. – Brasil, Bolsa, Balcão) at market prices, observing the legal limits.

(iv)	Number of shares to be acquired (not considering the Conversion): up to a maximum of 583,558 common shares and 37,736,954 preferred shares.

(v)	Number of outstanding shares (not considering the Conversion): 31,610,941 common shares and 415,117,308 preferred shares; pursuant to Article 8, section I, § 3 of ICVM 567.

(vi)	Intermediary financial institutions: the operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., headquartered at Av. Brig. Faria Lima, 347, 15th floor – São Paulo/SP, (iii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP, and (iv) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP.

Information about the Program for the Buyback of Shares Issued by the Company, including those required under the CVM Instructions No. 567/15 and No. 480/09, as amended, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s investor relations page on its website, as well as on the websites of the CVM and B3.

On November 25, 2020, due to the Conversion of all preferred shares into Common Shares, the Company published a material fact stating that where previously there was a reference to the preferred shares issued by the Company, i.e., mentioned above in items (i) and (v), it should be considered as a reference to the common shares issued by the Company.

In 2020, prior to the suspension of the “VIVT4” ticker for trading in our preferred shares by the B3, which took place on November 23, 2020, the Company made the following repurchases:

	Year ended December 31, 2020
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1 to August 31	—	—	—	415,117,308
September 1 to September 30	—	—	—	415,117,308
October 1 to October 31	232,000	R$43.61	232,000	414,885,308
November 1 to November 22	—	—	232,000	414,885,308

_______________

(1)	For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 22(f) to our financial statements

After that date, the Company made the following repurchases:

	Year ended December 31, 2020
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 23 to November 30	59,200	43.50	291,200	446,437,049
December 1 to December 31	227,600	43.92	518,800	446,209,449

_______________

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020. Eight of our directors are independent in line with the parameters set by the regulations of B3’s Novo Mercado.

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

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the board of directors, two of which are independent in line with the parameters set by the regulations of B3’s Novo Mercado. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including nominating our management team and setting compensation limits for our management, establishing employment agreements for our management and setting forth our annual report of corporate governance practices. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members, or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.

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

As noted above, while Brazilian Corporate Law does not require us to have a compensation committee, our Board of Directors has created our Nominations, Compensation and Corporate Governance Committee. As determined by the Brazilian Corporate Law, the compensation of management is approved by our shareholders at our shareholders’ meeting. Subject to this approval, our Board of Directors establishes the compensation of its members and of our executive officers. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the compensation of our executive officers and managers (see “Item 6. Directors, Senior Management and Employees - C. Board Practices - Committees – Nominations, Compensation and Corporate Governance Committee”). Our Nominations, Compensation and Corporate Governance Committee is not required to perform certain functions that are required of U.S. companies listed on the NYSE (other than controlled companies), such as directly reviewing and approving corporate goals and objectives relating to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors, determining and approving the CEO’s compensation level based on this evaluation.

Our Nominations, Compensation and Corporate Governance Committee is not required by the Brazilian Corporate Law or its charter to take into consideration any factors relevant to independence from management when retaining the advice of a compensation consultant, legal counsel or other advisers.

Audit Committee Requirements

The NYSE standards require listed companies (including foreign private issuers) to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. However, Rule 10A-3 provides an exemption for companies, such as our Company, that have a board of auditors or statutory auditors, established and selected pursuant to home country legal provisions expressly requiring or permitting such a board or similar body, provided that certain criteria are satisfied. The NYSE standards also set forth additional requirements for the audit committees of listed companies, including that the audit committee must have a minimum of three (3) members, all members of the audit committee must be independent, the audit committee must have a written charter that addresses certain topics, and each listed company must have an internal audit function. As a foreign private issuer, we are exempt from these additional requirements.

Brazilian Corporate Law and our bylaws each require that we have a statutory Fiscal Board (Conselho Fiscal). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16d. Exemptions from the Listing Standards for Audit Committees Procedures.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, the decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.”

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in

“Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee comprises a minimum of three (3) and a maximum of five (5) directors, who are not members of our Board of Executive Officers, and who are appointed by the board of directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the board of directors. Only the chairman of the Control and Audit Committee is considered independent. The Committee has its own charter, which was approved by the board of directors.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.

 We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Instruction 480 (as amended by CVM Instruction 586 issued on June 8, 2017), which requires us to disclose certain corporate governance guidelines. Under CVM Instruction 480, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code - Public Companies (the “Governance Code”). Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code - Public Companies” within seven months from the closing date of each fiscal year. Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however, an explanation must be disclosed with respect to any recommendations set forth therein that we do not adopt.

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

•	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);

•	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

•	established the Quality and Sustainability Committee;

•	established the Control and Audit Committee;

•	established the Nominations, Compensation and Corporate Governance Committee;

•	established the Strategy Committee;

•	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);

•	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);

•	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);

•	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados);

•	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the statutory board of directors and Board of Executive Officers is approved by our shareholders at a shareholders' meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the criterion for compensation.

Our policy relating to insider trading is determined pursuant to our Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários in accordance with corporate law. This document establishes practices for disclosing, using and preserving the confidentiality of relevant acts and/or facts of the Company, and establishes obligations and mechanisms for the disclosure of said facts to the market. The Company, controlling Shareholders, Senior management, members of our Board of Directors, Fiscal Board and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on the trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

Data Protection and Privacy Initiatives

We are committed to ensuring security in the processing of our customers’ personal data, and is guided by three fundamental pillars: confidentiality, integrity and availability of the information that we handle. As part of our commitment and in compliance with the applicable law, we have adopted robust security measures to prevent security incidents, and developed resources to identify and correct vulnerabilities that could put the privacy of our customers, employees and commercial partners at risk.

Our commitment to data protection and privacy predates the publication of the LGPD and has intensified since 2018, when we began adapting to the rules and obligations imposed by LGPD under the aegis of a specialized, multidisciplinary and capable workgroup. We highlight the following areas:

•	Data Protection Office (DPO) - in compliance with the LGPD, we appointed a Data Protection Officer and a DPO area solely dedicated to managing governance and raising awareness of the subject, actively advising business areas on issues and queries related to data protection/privacy and supporting the continuous evolution of the standards and measures in accordance with the LGPD.

•	Information Security - Vivo has a Digital Security Department, dedicated and committed to protecting data from unauthorized access, focusing on integrity, confidentiality and availability of information, in addition to having policies and guidelines for monitoring and taking corrective actions in the case of breaches and attacks.

•	Legal - Vivo has a qualified legal team that assists with the analysis of contracts, amendments and any legal issues that may arise about privacy and data protection.

Furthermore, we have redesigned and updated our Privacy Center website, initially created in 2016, which is available in Portuguese at https://www.vivo.com.br/a-vivo/informacoes-aos-clientes/centro-de-privacidade. We are one of the few large Brazilian companies to have created a dedicated website to bring transparency and provide information about our data protection and privacy actions, in addition to allowing the exercise of the rights of data subjects in an easy and free manner. The information on our website is not a part of this annual report on Form 20-F.

Conversion of Our Preferred Shares into Common Shares

As mentioned above, on October 1, 2020, the Extraordinary General Meeting of the Company approved and the Special General Meeting of the Company’s Preferred Shareholders ratified the Conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share and its implementation by the Company’s officers as well as the relevant changes to the Company’s Bylaws to reflect the Conversion.

After the concession and the expiration of the term for shareholders to exercise withdrawal rights, we proceeded with the Conversion, and the last trading session for our preferred shares on the B3 and for our ADSs backed by preferred shares on the NYSE was on November 20, 2020. Therefore, as of November 23, 2020, “VIVT3” represents the only ticker symbol for the trading of the Company’s common shares on the B3, and ADSs backed by our common shares began trading on the NYSE under the ticker symbol “VIV.”

The Conversion was undertaken as part of certain improvements to our Corporate Governance Practices, in order to maximize the generation of value to all our shareholders, conferring to them rights set forth under Brazilian Corporate Law, such as the right to vote and the right to tag along, among others.

Item 16h.	Mine Safety Disclosure

Not applicable.

Part III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 through F-92.

Item 19.	Exhibits

Exhibit number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation). (Incorporated by reference to our Form 6-K furnished to the SEC on October 2, 2020)
2.1	Form of Deposit Agreement, by and among Telefônica Brasil S.A., Citibank, N.A., as Depositary, and Holders and Beneficial Owners of American Depositary Shares issued thereunder. (Incorporated by reference to Exhibit (a)(i) to the Registration Statement of American Depositary Shares on Form F-6 (No. 333-249516), filed with the SEC on October 16, 2020)
2.2	Description of Securities registered under Section 12 of the Exchange Act
4.1	Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações De São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A. dated March 9, 2006. (Incorporated by reference to Exhibit B to our Form CB, filed with the SEC on March 14, 2006)
4.2	Grant Contract for Fixed Commuted Telephone Service in Local Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)
4.3	Grant Contract for Fixed Commuted Telephone Service in Long-Distance Modality (Sector 31) between Agência Nacional De Telecomunicações and Telecomunicações De São Paulo S.A. – TELESP dated June 30, 2011 (unofficial English translation). (Incorporated by reference to Exhibit 4(B).2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 20, 2012)
4.4	Certificate of Authorization to Provide Multimedia Communication Service between Agência Nacional de Telecomunicações – ANATEL and Global Telecom S.A. dated March 19, 2004 (English language summary). (Incorporated by reference to Exhibit 4(B).1 to our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 20, 2013)
4.5	Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.6	Authorization Agreement of the Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.7	Authorization Agreement to Provide Commuted Fixed Telephone Service in Local Modality (Regions I and II) between Agência Nacional De Telecomunicações and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.8	Certificate of Authorization to Provide Commuted Fixed Telephone Service in National Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.9	Certificate of Authorization to Provide Commuted Fixed Telephone Service in International Long-Distance Modality (Regions I and II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated September 5, 2011 (English language summary). (Incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)
4.10	Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.11	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.12	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)
4.13	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.14	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.15	Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.16	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.17	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.18	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

Exhibit number	Description
4.19	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.20	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.21	Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013 (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)
4.22	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.23	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.24	Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014 (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015).
4.25	Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015) †
4.26	Purchase and Sale Agreement of Shares and Other Covenants, dated as of January 28, 2021, by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefônica Brasil S.A., Tim S.A. and Claro S.A., as buyers, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. (English free translation)

8.1	List of Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

_______________

†	Confidential information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

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

Date: February 25, 2021

Telefônica Brasil S.A.

Consolidated Financial Statements

On December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in accounting principle

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Provisions for tax and regulatory contingencies

As described in Notes 7(g) and 19 to the consolidated financial statements, the Company has recorded provision for tax and regulatory contingencies of R$ 1,895,504 thousand and R$ 1,207,331, respectively, as of December 31, 2020. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. In Notes 7(g) and 19, the Company also discloses the contingency in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management´s assessment of the loss contingencies associated with litigations claims.

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

Revenue recognition - unbilled

As described in Notes 4 and 24 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2020, R$ 2,191,331 thousand relates to services rendered and not yet billed. When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.

The principal considerations for our determination that performing procedures relating to unbilled revenue, is a critical audit matter are the judgments made by management for estimating the amount of unbilled revenue. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to unbilled revenue recognition. The procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data and (2) performing a comparison of the originally estimated and actual billed revenue after year-end.

Goodwill Impairment Assessment

As described in Note 13 to the consolidated financial statements, the Company´s consolidated goodwill balance was R$ 23,026,429 thousand at December 31, 2020, associated with a single cash-generating unit (CGU) that provides all telecommunications services through a broadly integrated network. Management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are there were (i) significant judgments made by management when developing the value in use measurement of the CGU; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, discount rate and perpetuity growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, discount rate and perpetuity growth rate. Evaluating management's assumption related to revenue growth involved evaluating whether assumption used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

São Paulo, February 23, 2021

By:	/s/ PricewaterhouseCoopers
	Name:	PricewaterhouseCoopers Auditores Independentes

We have served as the Company’s auditor since 2017.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2020 and 2019

	Note	December 31, 2020	December 31, 2019
	(In thousands of reais)
ASSETS
Current assets		19,060,868	18,644,678
Cash and cash equivalents	3	5,762,081	3,393,377
Trade accounts receivable	4	8,182,667	8,719,497
Inventories	5	633,100	578,003
Income and social contribution taxes recoverable	7	519,277	411,595
Taxes, charges and contributions recoverable	8	2,512,293	4,176,362
Judicial deposits and garnishments	9	177,433	277,468
Prepaid expenses	6	859,766	686,503
Derivative financial instruments	31	5,902	19,282
Other assets	10	408,349	382,591
Non-current assets		89,677,510	89,645,044
Short–term investments pledged as collateral		46,280	63,766
Trade accounts receivable	4	379,898	440,453
Taxes, charges and contributions recoverable	8	824,324	841,198
Deferred taxes	7	138,641	171,042
Judicial deposits and garnishments	9	2,766,945	3,393,417
Prepaid expenses	6	194,511	220,082
Derivative financial instruments	31	63,514	52,881
Other assets	10	184,254	235,738
Investments	11	144,433	104,251
Property, plant and equipment	12	44,352,593	42,847,264
Intangible assets	13	40,582,117	41,274,952
TOTAL ASSETS		108,738,378	108,289,722

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

On December 31, 2020 and 2019

	Note	December 31, 2020	December 31, 2019
	(In thousands of reais)
LIABILITIES AND EQUITY
Current liabilities		17,875,084	17,732,088
Personnel, social charges and benefits	15	764,329	752,246
Trade accounts payable	16	6,613,004	6,871,799
Income and social contribution taxes payable	7	1,693	6,585
Taxes, charges and contributions payable	17	1,607,434	1,139,812
Dividends and interest on equity	18	3,865,998	3,587,417
Provisions and contingencies	19	417,653	374,445
Deferred income	21	506,806	506,181
Loans, financing, debentures and leases	20	3,682,472	4,126,490
Derivative financial instruments	31	8,864	1,921
Other liabilities	22	406,831	365,192
Non-current liabilities		21,306,530	20,102,056
Personnel, social charges and benefits	15	3,679	36,028
Income and social contribution taxes payable	7	96,252	86,512
Taxes, charges and contributions payable	17	319,358	285,055
Deferred taxes	7	4,414,540	3,146,453
Provisions and contingencies	19	5,192,478	5,160,973
Deferred income	21	239,438	211,901
Loans, financing, debentures and leases	20	9,556,694	9,698,183
Derivative financial instruments	31	66,116	54,212
Other liabilities	22	1,417,975	1,422,739
TOTAL LIABILITIES		39,181,614	37,834,144
Equity		69,556,764	70,455,578
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,182,263	1,165,463
Income reserves	23	3,149,679	3,492,387
Other comprehensive income acumulated	23	65,888	30,737
Additional proposed dividends	23	1,587,518	2,195,575
TOTAL LIABILITIES AND EQUITY		108,738,378	108,289,722

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
	(In thousands of reais, except earnings per share)
Net operating revenue	24	43,126,472	44,268,171	43,462,740
Cost of sales	25	(22,693,083)	(22,158,947)	(21,025,767)
Gross profit		20,433,389	22,109,224	22,436,973

Operating income (expenses)		(13,852,460)	(14,895,300)	(12,980,789)
Selling expenses	25	(11,871,555)	(12,701,222)	(12,832,741)
General and administrative expenses	25	(2,524,993)	(2,498,096)	(2,598,970)
Other operating income	26	1,419,113	929,498	4,077,003
Other operating expenses	26	(875,025)	(625,480)	(1,626,081)
Operating income		6,580,929	7,213,924	9,456,184

Financial income	27	1,351,530	1,132,870	4,112,640
Financial expenses	27	(1,924,959)	(1,953,011)	(2,285,487)
Equity	11	734	752	(5,847)
Income before taxes		6,008,234	6,394,535	11,277,490
Income and social contribution taxes	7	(1,237,707)	(1,393,521)	(2,349,232)
Net income for the year		4,770,527	5,001,014	8,928,258
Basic and diluted earnings per common share (in R$)	23	2.90	2.78	4.96
Basic and diluted earnings per preferred share (in R$)	23	2.77	3.06	5.45

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
	(In thousands of reais)
Net income for the year		4,770,527	5,001,014	8,928,258
Other comprehensive income that may be reclassified into income in subsequent periods		34,861	1,523	8,309
Losses on derivative financial instruments	23	(6,283)	(509)	(2,450)
Taxes	7	2,136	173	832
Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	39,008	1,859	9,927
Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		204,785	(132,131)	(63,151)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	23	440	(17)	(625)
Taxes	7	(150)	6	213
Actuarial gains (losses) and limitation effect of the assets of surplus plan	30	309,911	(201,660)	(93,492)
Taxes	7	(105,416)	69,540	30,753
Other comprehensive income (losses)		239,646	(130,608)	(54,842)
Total comprehensive income for the year		5,010,173	4,870,406	8,873,416

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

Years ended December 31, 2020, 2019 and 2018

	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and moderniza– tion reserve	Retained earnings	Proposed additional dividends	Other comprehend- sive income accumulated	Total equity
	(In thousands of reais)
Balance as of December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	–	2,191,864	21,328	73,780,826
Effects of the initial adoption of IFRS 9 and 15, net of taxes	–	–	–	–	–	–	–	(138,663)	–	–	(138,663)
Balance on January 1, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	73,642,163
Payment of additional dividend for 2017	–	–	–	–	–	–	–	–	(2,191,864)	–	(2,191,864)
Unclaimed dividends and interest on equity	–	–	–	–	–	–	–	152,770	–	–	152,770
Adjustment – Tax incentives	–	–	–	–	–	11,529	–	(11,529)	–	–	–
Other comprehensive income	–	–	–	–	–	–	–	(62,739)	–	7,897	(54,842)
Equity transactions	–	–	10	–	–	–	–	–	–	–	10
Net income for the year	–	–	–	–	–	–	–	8,928,258	–	–	8,928,258
Allocation of income:
Legal reserve	–	–	–	–	446,413	–	–	(446,413)	–	–	–
Interim interest on equity	–	–	–	–	–	–	–	(4,550,000)	–	–	(4,550,000)
Reversal of expansion and Modernization Reserve	–	–	–	–	–	–	(297,000)	297,000	–	–	–
Expansion and Modernization Reserve	–	–	–	–	–	–	1,700,000	(1,700,000)	–	–	–
Additional proposed dividends	–	–	–	–	–	–	–	(2,468,684)	2,468,684	–	–
Balance on December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	–	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	–	–	–	–	–	–	–	–	(2,468,684)	–	(2,468,684)
Unclaimed dividends and interest on equity	–	–	–	–	–	–	–	82,898	–	–	82,898
DIPJ adjustment – Tax incentives	–	–	–	–	–	18,166	–	(18,166)	–	–	–
Other comprehensive income	–	–	–	–	–	–	–	(132,120)	–	1,512	(130,608)
Equity transactions (Note 1 c)	–	–	(48,135)	–	–	–	–	–	–	–	(48,135)
Other	–	–	66	–	–	–	–	–	–	–	66
Net income for the year	–	–	–	–	–	–	–	5,001,014	–	–	5,001,014
Allocation of income:
Legal reserve	–	–	–	–	250,051	–	–	(250,051)	–	–	–
Interim interest on equity and dividends	–	–	–	–	–	–	–	(3,588,000)	–	–	(3,588,000)
Reversal of expansion and Modernization Reserve	–	–	–	–	–	–	(1,700,000)	1,700,000	–	–	–
Expansion and Modernization Reserve	–	–	–	–	–	–	600,000	(600,000)	–	–	–
Additional proposed dividends	–	–	–	–	–	–	–	(2,195,575)	2,195,575	–	–
Balance on December 31, 2019	63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	–	2,195,575	30,737	70,455,578
Payment of additional dividend for 2019	–	–	–	–	–	–	–	–	(2,195,575)	–	(2,195,575)
Unclaimed dividends and interest on equity	–	–	–	–	–	–	–	99,788	–	–	99,788
Adjustment – Tax incentives	–	–	–	–	–	18,766	–	(18,766)	–	–	–
Other comprehensive income	–	–	–	–	–	–	–	204,495	–	35,151	239,646
Equity transactions (Note 1 c)	–	–	39,521	–	–	–	–	–	–	–	39,521
Payment of withdrawal rights to shareholders when converting preference shares to ordinary shares	–	–	–	(32)	–	–	–	–	–	–	(32)
Repurchase of preferred shares for maintenance in treasury	–	–	–	(22,689)	–	–	–	–	–	–	(22,689)
Reversal of expansion and Modernization Reserve	–	–	–	–	–	–	(600,000)	600,000	–	–	–
Net income for the year	–	–	–	–	–	–	–	4,770,527	–	–	4,770,527
Allocation of income:
Legal reserve	–	–	–	–	238,526	–	–	(238,526)	–	–	–
Interim interest on equity and dividends	–	–	–	–	–	–	–	(3,830,000)	–	–	(3,830,000)
Additional proposed dividends	–	–	–	–	–	–	–	(1,587,518)	1,587,518	–	–
Balance on December 31, 2020	63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	–	–	1,587,518	65,888	69,556,764

Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(In thousands in reais)
Cash flows from operating activities
Income before taxes	6,008,234	6,394,535	11,277,490
Adjustment for:
Depreciation and amortization	11,227,498	10,919,792	8,368,623
Foreign exchange on loans and derivative financial instruments	(6,538)	(5,271)	30,664
Indexation accruals on assets and liabilities	506,056	518,833	801,912
Equity	(734)	(752)	5,847

Losses (gains) on write-off/sale of assets	(459,758)	(329,603)	(63,881)
Impairment losses – trade accounts receivable	1,740,358	1,682,348	1,533,660
Change in liability provisions	92,358	(116,717)	(80,333)
Write-off and reversals for impairment – inventories	6,508	(95,988)	(45,223)
Pension plans and other post-retirement benefits	88,487	56,012	52,885
Provisions for tax, civil, labor and regulatory contingencies	673,905	625,480	1,098,251
Interest expense	651,496	782,921	497,797
Other	(48,289)	(143,208)	(14,089)
Changes in assets and liabilities
Trade accounts receivable	(1,142,973)	(2,078,801)	(1,603,002)
Inventories	61,783	(15,843)	(68,127)
Taxes recoverable	1,687,393	87,550	(5,849,648)
Prepaid expenses	(146,425)	(188,641)	41,166
Other assets	(17,116)	70,265	(20,225)
Personnel, social charges and benefits	(17,755)	(13,303)	47,870
Trade accounts payable	287,273	286,513	1,056,817
Taxes, charges and contributions	38,526	1,872,920	223,059
Provisions for tax, civil, labor and regulatory contingencies	(927,057)	(1,727,178)	(3,928,925)
Other liabilities	38,334	(11,477)	(249,571)
	14,209,764	12,175,852	1,835,527
Cash generated from operations	20,217,998	18,570,387	13,113,017

Interest paid	(781,092)	(746,986)	(494,931)
Income and social contribution taxes paid	(95,156)	(102,205)	(676,659)
Net cash generated by operating activities	19,341,750	17,721,196	11,941,427

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,289,264)	(8,838,641)	(8,517,458)
Proceeds from sale of PP&E	959,345	698,643	9,053
Cash paid for acquisition of companies, net of cash acquired	–	(70,844)	–
Cash received from sale of investments	116,411	–	10
Redemption net of judicial deposits	798,233	277,894	2,832,062
Cash and cash equivalents due to the acquisition (sale) of companies	(6,756)	5,760	–
Redemption of applications in guarantees	13,575	–	–
Net cash used in investing activities	(6,408,456)	(7,927,188)	(5,676,333)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(5,297,688)	(3,696,660)	(2,893,219)
Receipts – derivative financial instruments	84,400	192,124	181,117
Payments – derivative financial instruments	(69,214)	(100,581)	(85,124)
Dividend and interest on equity paid	(5,259,367)	(6,176,842)	(4,136,878)
Payment for acquisitions of shares for treasury	(22,721)	–	–
Net cash used in financing activities	(10,564,590)	(9,781,959)	(6,934,104)
Increase (decrease) in cash and cash equivalents	2,368,704	12,049	(669,010)
Cash and cash equivalents at beginning of the year	3,393,377	3,381,328	4,050,338
Cash and cash equivalents at end of the year	5,762,081	3,393,377	3,381,328

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018
(In thousands of reais, unless otherwise stated)

(1) Operations

(a)	Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly–held corporation with the main purpose of operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value–added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co–location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On December 31, 2020 and 2019, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 23).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and its shares are traded at B3. It is also registered with the Securities and Exchange Commission (“SEC”), of the United States of America, its American Depositary Shares (“ADSs”) being backed only by common shares and traded on the New York Stock Exchange (“New York Stock Exchange ” - “ NYSE ”).

(b)	Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC”); (ii) Multimedia Communication Service (“SCM”, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP”); and (iv) Conditioned Access Service (“SEAC” – Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações” – LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement’s 20–year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior–year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before the sanction of the Law nº 13.879 / 2019, radio frequencies authorizations generally were valid for 15 years and could be extended only once, for the same period. With the normative revision improved by the aforementioned Law, successive extensions of authorization grants were allowed, but the applicability of this instrument to the currently terms was uncertain until the edition of Decree nº 10.402 / 2020, which detailed the requirements related to the new successive extension regime and clarified that the current authorizations are also covered by the referred regime.

Notwithstanding, the Decree also defines the conditions to be considered by ANATEL in connection with requests for renewal, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling the obligations already assumed with ANATEL.

Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior–year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and for certain terms, in the 15th year, the Company will pay 1% of its prior–year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution sets new criteria for the costs of renewing licenses. The formula considers factors such as authorization time, regional revenue and the amount of spectrum used by the provider. Part of the payment can be converted into investment commitments.

When deciding on the extension of the 850 MHz band authorizations, ANATEL determined, through Judgment No. 510, of September 30, 2020, that (i) the Superintendence of Granting and Provisioning Resources (“SOR”) deal with requests for extension of the current authorizations for the use of radio frequencies in sub–bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met; and that (ii) the amount due for the extension must be calculated based on net present value parameters, in order to reflect the real economic value (market value) of the bands.

Therefore, after overcoming the necessary procedures with SOR, the Board of Directors of ANATEL, through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, referring to the bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV– ANATEL granted to the Company, until the date of November 29, 2028, without exclusivity, on a primary basis and restricted to the provision area related to the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020. The extension for a period lower than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, it took place from the need to promote reorganization and resizing of the channel’s channeling. The calculation of the value by method other than those previously mentioned (biannual charges and Resolution No. 695/2018, which approved the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”) was decided on the grounds that the current regulatory instruments have no forecast of applicability in cases of a second extension of authorizations, as a complement, ANATEL determined that the payment for the authorization should be made at the level of 10% of the amount due, with the remaining 90% being settled in the form of investments.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL.

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
450 MHz	14	2027
700 MHz	20	2029
800 MHz	25	2021–2028
900 MHz	5	2023–2035
1800 MHz	20–50	2023–2035
2100 MHz	20–30	2023
2500 MHz	40–60	2027–2031

c)	Corporate events that occurred in 2020 and 2019

In 2020

Structuring of Vivo Money Credit Rights Investment Fund

In August 2020, the Vivo Money Credit Rights Investment Fund (“FIDC” or “Vivo Money”) was structured, in the form of a closed condominium, for an indefinite term. The FIDC may be liquidated by resolution of the General Assembly in accordance with its regulations.

The objective of the FIDC is to provide its quota holders an equity return on their shares by investing in the acquisition of: (i) eligible credit rights, with supporting documents, which meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all indexes of composition and diversification of the fund’s portfolio.

The acquisition of eligible credit rights and other financial assets will originate in credit transactions carried out electronically by the Company’s customers, within the scope of the Vivo Money program, exclusively through an electronic platform provided by the Company.

The FIDC began operations on September 14, 2020, having been granted automatic registration under article 8 of CVM Instruction 356/01, issuing 2,000 (two thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais).

On December 1, 2020, the Company made a new contribution to the FIDC in the amount of R$ 2,000, with the issuance of an additional 2,000 (two thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais).

On December 31, 2020, the Company held 4,000 (four thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais), with no defined remuneration parameter and subordinated to senior shares and subordinated mezzanine shares, in that order of priority, for the purpose of amortization and redemption.

The FIDC is managed and held in custody by Brl Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution, based in the city of São Paulo – SP, accredited by the CVM for the exercise of portfolio management activity under declaratory act no. 11,784, of June 30, 2011.

Acquisition and sale of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

Acquisition of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

In September 2020, the Company acquired control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda (“CyberCo Brasil”), for R$10,000.00 (ten thousand reais), with a net worth of R$500.00 (five hundred reais) (“Transaction”).

Cibersegurança was controlled by Terra Networks Brasil Ltda (“Terra Networks”), a wholly–owned subsidiary of the Company and its corporate purpose is to develop integrated solutions, management, consulting, outsourcing, and the provision of services related to information and communication security; provision of research, technological development, consultancy, design, implementation and installation of projects related to the areas of information technology, information security and intelligence; management and provision of repair, maintenance, technical assistance and technical support in information technology, among other services.

This Transaction, which involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in the equity of the Company and its subsidiary.

On October 28, 2020, the Company made a capital contribution to CyberCo Brasil in the amount of R$7,000 in financial resources (cash).

On November 1, 2020, and as a preliminary step to the implementation of the Transaction, certain assets (R$19,008 in property, plant and equipment and intangible assets), contracts and employees were transferred to CyberCo Brasil by the Company, all strictly related to cybersecurity activities.

Sale of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

At the meeting held on November 1, 2020, the Company’s Board of Directors approved the execution of the Share Purchase and Sale Agreement, pursuant to which the Company sold all the shares it held, representing the entire share capital from its subsidiary CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L. (“TTech”), indirect subsidiary of Telefónica S.A., for the total amount of R$116,411, having generated a net tax gain of R$39,521, recorded in equity, based on an independent external report prepared by a specialized company (“Transaction”).

The Transaction will allow the Company, as an exclusive distributor of CyberCo Brasil, to strengthen itself in the cybersecurity market by expanding its portfolio of products and services. In addition, the Company will benefit from greater competitiveness due to the global scale of the partner dedicated to such activities.

The Transaction also ensures the continuity of the provision of cybersecurity services by the Company’s B2B area to its end customers, as it includes the execution of certain contracts that regulate the provision of services between CyberCo Brasil and the Company. The Purchase and Sale Agreement contains terms and provisions common to this type of transaction.

This Transaction is not subject to obtaining any regulatory authorizations or additional approvals to those already obtained by the Company’s bodies and does not alter the Company’s shareholding structure or cause any dilution to its shareholders, generating value to them through accelerating their growth and increasing operational efficiency.

This operation involved companies under common control and, as certain requirements were not met so that it could be accounted for as a business combination provided for in IFRS 3 (R), the difference between the consideration received in exchange for the participation alienated company was recorded in the equity of the Company.

With the conclusion of the Transaction, as of November 1, 2020, CyberCo Brasil is no longer controlled by the Company.

In 2019

Acquisition of TIS by Wholly Owned Subsidiary – 2019

On September 26, 2019, the Company announced that its wholly–owned subsidiary Terra Networks had acquired all the shares representing the capital stock of Telefônica Infraestrutura e Segurança Ltda. (“TIS”), owned by Telefônica Ingeniería de Seguridad S.A. and Telefônica Digital Espanã, S.L.U. (“Transaction”).

TIS renders services and technology of information security systems, technical support and services related to the infrastructure, technology and information, among others.

The Transaction allowed Terra Networks, which includes among its activities the development of systems, to expand consulting and operational assistance, maximize commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the allow for the integration of the TIS and Terra Networks business offerings generating added value for the Company’s client portfolio. Synergies will accrue from the companies as these are under the same management, in the activities of information technology, security, IoT and connectivity.

The TIS share price purchase consideration was R$70,844, due in a single installment. This was paid in cash by Terra Networks without need of financing. The purchase price was calculated based on the economic value of the TIS on the discounted cash flow criterion, on August 31, 2019, based on an appraisal report contracted by Terra Networks’ Board of Directors.

The sale and purchase agreement contain terms and provisions common to such transactions, such as seller’s representations and warranties, indemnity and others. The Transaction was also preceded by an accounting, financial, legal and procedural audit of TIS.

Completion of the Transaction is not subject to regulatory or regulatory authorizations, or approvals by Company bodies. It was approved by Terra Networks’ Board of Executive Officers pursuant to its by–laws.

The Transaction does not change the Company’s ownership structure or cause any dilution to its shareholder value by accelerating their growth and increasing operational efficiency.

This Transaction, involved companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in Terra Network’s equity.

Upon completion of the Transaction, as from September 1, 2019, TIS became a direct subsidiary of Terra Networks and indirectly owned by the Company.

(2) Basis of Preparation and Presentation of Financial Statements

(a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b) Basis of preparation and presentation

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark–to–market valuation when such valuations are required by IFRS.

The Statement of Cash Flows was prepared in accordance with IAS 7 – Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Board of Directors authorized issuance of this consolidated financial statements at the meeting held on February 19, 2021.

c) Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2020, 2019 and 2018 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders’ equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year–end closing (except for the conversion of investments abroad) are recognized in the statement of income.

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

On December 31, 2020 and 2019, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company’s investees is as follows:

		Equity interests
Investees	Type of investment	December 31, 2020	December 31, 2019
Terra Networks Brasil Ltda (“Terra Networks”)	Subsidiary	100.00%	100.00%
Telefônica Transportes e Logística Ltda (“TGLog”)	Subsidiary	99.99%	99.99%
POP Internet Ltda (“POP”)	Subsidiary	99.99%	99.99%
Vivo Money Credit Rights Investment Fund (“Vivo Money”) (Note 1.c)	Subsidiary	100.00%	–
Aliança Atlântica Holding B.V. (“Aliança”)	Joint venture	50.00%	50.00%
Companhia AIX de Participações (“AIX”)	Joint venture	50.00%	50.00%
Companhia ACT de Participações (“ACT”)	Joint venture	50.00%	50.00%

Terra Networks: The Company’s direct and wholly–owned subsidiary, with headquarters in Brazil, with the main activities being the development, production, installation and maintenance of computer systems; consultancy, operational assistance, training, courses and exhibitions in computer science; commercialization of products, computer systems, software licenses and applications; import and export of services, licenses, products and computer systems; cession of space for insertion of advertising or advertising material in general; provision of internet access; services and activities related to product distribution and electronic commerce; amusement and entertainment services; provision of intermediary services and business in general; commercialization, distribution, licensing of digital content; development and availability of portals and content pages on the internet; commercialization, lending and rental of equipment and products; provision of technical support services in information technology, among others.

Since September 1, 2019, Terra Networks became the direct parent company of TIS (Note 1 c), a company headquartered in Brazil, whose main activities are the exploration and provision of services and technology, information security systems, technical support and other services related to the infrastructure, technology and information, among others.

TGLog: The Company’s direct subsidiary, with its head office in Brazil, whose main activities are the provision of services in the activity of multimodal transportation of products in general; logistics activities; administration and operation of general and customs warehouses throughout the national territory; rental of equipment and storage of goods from third parties; among others.

POP: The Company’s direct subsidiary, with headquarters in Brazil, whose main activities are the development of activities related to information technology, internet and any other networks; provision of hosting services and the commercial exploitation of websites and portals; handling, making available and storing information and data; trade in software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; e–commerce development; creation and administration of own and / or third party databases; commercialization and placement of advertisements, advertisements and banners; among others.

POP is the direct parent company of Innoweb Ltda (“Innoweb”), headquartered in Brazil, whose main activities are to act as an internet provider; develop information activities; develop all forms of telecommunications activities, including the transmission of voice, data and information; commercialize equipment and / or accessories for telecommunications and electronics, among others

Vivo Money: The Company’s direct and wholly owned subsidiary, with headquarters in Brazil. It is a FIDC structured by the Company, for the acquisition of eligible credit rights and other financial assets originating from credit operations carried out electronically by the Company’s customers, within the scope of the Vivo Money program, exclusively through the electronic platform provided by the Company (Note 1.c).

Aliança: Joint venture, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, whose main activity is the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Joint venture, headquartered in Brazil, with 50% interest held by the Company, with the main activity in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Joint venture, headquartered in Brazil, with 50% interest held by the Company, with the main activity in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium–related activities.

e)	Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision–making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers’ decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short– and long–term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f)	Significant accounting practices

Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company’s financial statements are included in the respective notes to which they refer.

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2020, as follows:

• Changes to IFRS 3: Definition of business

In October 2018, the IASB issued changes to the definition of business in IFRS 3, to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify minimum requirements, eliminate the assessment of whether market participants are able to replace any missing elements, include guidelines to help entities assess whether a purchased process is substantive, better define business and product definitions, and introduce a test of optional fair value concentration.

• Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition “material omission” or “materially distorted disclosure” in all standards and to clarify certain aspects of the definition. The new definition states that “the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information on the entity’s specific report”.

The adoption of these changes had no impact on the consolidated financial statements in the initial adoption period (January 1, 2020).

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the standards issued and amended mentioned above, on the date of preparation of these financial statements, the IASB had issued IFRS 17 – Insurance Contracts (a standard not yet issued in Brazil), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure.

IFRS 17 will come into force for periods beginning on or after January 1, 2021, requiring the presentation of comparative figures. Early adoption is permitted if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the initial adoption of IFRS 17. This standard does not apply to the Company.

The Company does not anticipate the early adoption for the year ended December 31, 2020 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

g)	Significant accounting judgments estimates and assumptions

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

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

(3) Cash and Cash Equivalents

a) Accounting policy

These are financial assets, measured at amortized cost, maintained in order to meet short–term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short–term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value and when redeemable within 90 days.

Breakdown

	December 31, 2020	December 31, 2019
Cash and banks (1)	191,975	250,168
Short–term investments (2)	5,570,106	3,143,209
Total	5,762,081	3,393,377

(1)	On December 31, 2020 and 2019, the Consolidated balances included R$47,313 and R$59,657, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).

(2)	Highly liquid short–term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

(4) Trade Accounts Receivable

a)	Accounting policy

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided and goods sold in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date, as well as other trade accounts receivable related to the sale of cell phones, SIM cards, accessories, advertising and rent of IT equipment (“Vivo Tech” product) and credit rights of the Vivo Money FIDC.

The Company measures the provision for estimated impairment losses in an amount equal to the loss of credit expected for a lifetime.

b)	Critical estimates and judgments

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward–looking information. Although the Company believes that the assumptions used are reasonable, the results may be different.

c)	Breakdown

	December 31, 2020	December 31, 2019
Billed amounts	7,611,858	7,018,601
Unbilled amounts (1)	2,191,331	2,866,196
Interconnection amounts	724,630	790,046
Vivo Money FIDC	1,975	–
Amounts from related parties (Note 28)	105,349	129,904
Gross accounts receivable	10,635,143	10,804,747
Estimated impairment losses	(2,072,578)	(1,644,797)
Total	8,562,565	9,159,950
Current	8,182,667	8,719,497
Non-current	379,898	440,453

(1)	Includes the amounts of contractual assets, shown in item 4.d), of this note.

Balances of non-current trade accounts receivable include:

	December 31, 2020	December 31, 2019
B2B merchandise resale portion – 24 months	159,075	182,286
Portion of accounts receivable from the OI group – Bankruptcy process of companies	59,813	89,647
Vivo TECH product (1)	348,086	317,988
Nominal amount receivable	566,974	589,921
Deferred financial income	(34,504)	(48,086)
Present value of accounts receivable	532,470	541,835
Estimated impairment losses	(152,572)	(101,382)
Net amount receivable	379,898	440,453

(1)	The maturity schedule is up to five years for amounts related to the Vivo TECH product.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	December 31, 2020	December 31, 2019
Falling due (1)	6,798,420	6,862,054
Overdue – 1 to 30 days	870,551	966,986
Overdue – 31 to 60 days	228,074	306,956
Overdue – 61 to 90 days	142,788	192,622
Overdue – 91 to 120 days	157,105	250,029
Overdue – over 120 days	365,627	581,303
Total	8,562,565	9,159,950

(1)	Includes the amounts of contractual assets, shown in item 4.d), of this note.

On December 31, 2020 and 2019, no customer represented more than 10% of trade accounts receivable, net.

d) Changes in contractual assets

The following table shows the changes in contractual assets, in the years ended December 31, 2020 and 2019:

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on December 31, 2018	195,733	(33,708)	162,025
Additions	558,883	(12,486)	546,397
Write-offs	(485,108)	–	(485,108)
Balance on December 31, 2019	269,508	(46,194)	223,314
Additions	444,284	–	444,284
Write-offs	(510,215)	11,300	(498,915)
Balance on December 31, 2020	203,577	(34,894)	168,683

e)	Changes in estimated losses for impairment

The following table shows the changes in estimated losses for impairment of accounts receivable.

Balance on December 31, 2018	(1,498,134)
Supplement to estimated losses, net of resersal (Note 25)	(1,682,348)
Write-off	1,547,577
Business combinations (Note 1.c)	(11,892)
Balance on December 31, 2019	(1,644,797)
Supplement to estimated losses, net of resersal (Note 25)	(1,740,358)
Write-off	1,312,577
Balance on December 31, 2020	(2,072,578)

(5) Inventories

a) Accounting policy

These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

b)	Breakdown

	December 31, 2020	December 31, 2019
Materials for resale	590,706	539,822
Materials for consumption	37,156	41,584
Other inventories	35,109	24,115
Gross total	662,971	605,521
Estimated losses from impairment or obsolescence	(29,871)	(27,518)
Total	633,100	578,003

(6) Prepaid Expenses

a)	Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the statement of incomes to the extent that related services are rendered, and economic benefits are obtained.

Includes the amounts of incremental costs related to obtaining a contract (sales commissions and other acquisition costs from third parties).

b)	Breakdown

	December 31, 2020	December 31, 2019
Incremental costs (costumers contracts)	480,909	330,919
Advertising and publicity	275,083	249,433
Rental	61,559	184,248
Software and networks maintenance	80,151	33,863
Financial charges	22,175	30,521
Personal	–	30,135
Insurance	15,503	20,459
Satellites and links (1)	102,851	–
Taxes and other	16,046	27,007
Total	1,054,277	906,585
Current	859,766	686,503
Non-current	194,511	220,082

(1)	Refers to contracts signed for the provision of infrastructure, equipment and links for satellite communication, aiming at the best provision of services by the Company. These contracts have a duration of up to 5 years.

(7) Income and Social Contribution Taxes

a)	Accounting policy

a.1) Current taxes

Current tax assets and liabilities for the current and previous years are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year–end. In the balance sheet, current taxes are presented net of prepayments over the year.

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

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized, or the liability will be settled, based on the rates provided in tax legislation and that were published as at year–end.

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

c) Income and social contribution taxes recoverable

	December 31, 2020	December 31, 2019
Income taxes recoverable	483,452	380,314
Social contribution taxes recoverable	35,825	31,281
Total	519,277	411,595

d)	Income and social contribution taxes payable

	December 31, 2020	December 31, 2019
Income taxes payable	74,190	76,483
Social contribution taxes payable	23,755	16,614
Total	97,945	93,097
Current	1,693	6,585
Non-current	96,252	86,512

The non-current amounts of R$96,252 and R$86,512, recorded on December 31, 2020 and 2019, respectively, refer to the taxes classified in IFRIC 23 – Uncertainties about Income Tax Treatments (Note 7.g).

e) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balance on December 31, 2018	Income statement	Comprehensive income	Balance on December 31, 2019	Income statement	Comprehensive income	Equity transactions (4)	Balance on December 31, 2020
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,428,476	51,360	–	1,479,836	(17,338)	–	–	1,462,498
Income and social contribution taxes on temporary differences (2)	(3,181,331)	(1,343,635)	69,719	(4,455,247)	(1,158,942)	(103,430)	(20,778)	(5,738,397)
Provisions for legal, labor, tax civil and regulatory contingencies	1,965,700	(275,109)	–	1,690,591	101,826	–	–	1,792,417
Trade accounts payable and other provisions	571,734	(40,393)	–	531,341	262,080	–	–	793,421
Customer portfolio and trademarks	184,603	(86,525)	–	98,078	(132,249)	–	–	(34,171)
Estimated losses on impairment of accounts receivable	442,276	36,354	–	478,630	114,300	–	–	592,930
Estimated losses from modems and other P&E items	176,130	6,869	–	182,999	(9,343)	–	–	173,656
Pension plans and other post-employment benefits	226,221	91,746	69,540	387,507	38,641	(105,416)	–	320,732
Profit sharing	129,689	(9,695)	–	119,994	13,919	–	–	133,913
Licenses	(1,853,214)	(216,330)	–	(2,069,544)	(216,330)	–	–	(2,285,874)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(1,002,768)	–	(5,603,708)	(1,002,768)	–	–	(6,606,476)
Property, plant and equipment of small value	(395,606)	107,155	–	(288,451)	(453,073)	–	–	(741,524)
Technological Innovation Law	(50,127)	25,562	–	(24,565)	5,844	–	–	(18,721)
On other temporary differences (3)	22,203	19,499	179	41,881	118,211	1,986	(20,778)	141,300
Total deferred tax assets (liabilities), non-current	(1,752,855)	(1,292,275)	69,719	(2,975,411)	(1,176,280)	(103,430)	(20,778)	(4,275,899)
Deferred tax assets	5,569,885			5,548,581				6,051,884
Deferred tax liabilities	(7,322,740)			(8,523,992)				(10,327,783)
Deferred tax assets (liabilities), net	(1,752,855)			(2,975,411)				(4,275,899)
Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	230,097			171,042				138,641
Deferred tax liabilities	(1,982,952)			(3,146,453)				(4,414,540)

(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

(4)	Refer to deferred taxes arising from transactions for the acquisition and sale of companies, described in note 1.c.

On December 31, 2020, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries’ (Innoweb, TGLog, TIS and Vivo Money) accounting records, in the amount of R$68,783 (R$54,570 on December 31, 2019), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2021	2,080,481
2022	709,170
2023	505,837
2024	387,849
2025	32,811
2026 onwards	(7,992,047)
Total	(4,275,899)

f)	Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Below we present the reconciliations of the tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Income before taxes	6,008,234	6,394,535	11,277,490
Income and social contribution tax expenses, at the tax rate of 34%	(2,042,800)	(2,174,142)	(3,834,347)
Permanent differences
Equity (Note 11)	250	256	(1,988)
Unclaimed interest on equity	(16,699)	(13,825)	(14,426)
Non-deductible expenses, gifts, incentives	(84,988)	(84,487)	(76,671)
Tax benefit related to interest on equity allocated	894,200	879,920	1,547,000
Other (additions) exclusions	12,330	(1,243)	31,200
Tax debit	(1,237,707)	(1,393,521)	(2,349,232)
Effective rate	20.6%	21.8%	20.8%
Current income and social contribution taxes	(61,427)	(101,246)	(832,485)
Deferred income and social contribution taxes	(1,176,280)	(1,292,275)	(1,516,747)

g)	Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$16,969,554 on December 31, 2020 (R$9,895,728 on December 31, 2019). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

Of this amount, to tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability was recognized in the amount of R$96,252 on December 13, 2020 (R$86,512 on December 13, 2019), in relation to these actions (Note 7.d). These actions involve compensation for overpayment of income tax and social contribution not approved by the RFB.

(8) Taxes, Charges and Contributions Recoverable

	December 31, 2020	December 31, 2019
State VAT (ICMS) (1)	3,014,540	2,664,499
PIS and COFINS (2)	128,489	2,125,186
Withholding taxes and contributions (3)	87,134	142,940
Fistel, INSS, ISS and other taxes	106,454	84,935
Total	3,336,617	5,017,560
Current	2,512,293	4,176,362
Non-current	824,324	841,198

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$541,941 and R$537,209 on December 31, 2020 and 2019, respectively.

(2)	The balance of December 31, 2019 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amount of R$2,046,274, arising from the final judicial processes in favor of the Company, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions. This amount was fully offset with the payments of taxes to be paid during the year 2020.

The Company has two other lawsuits of the same nature in progress (including lawsuit of company that have already been merged – Telemig), treated as contingent assets, which cover several periods between February 2002 and June 2017, with estimated amounts between R$1,768 million and R$1,944 million. For these cases, like the previous ones of the same nature, the Company only recognizes the credits after obtaining the unappealable transit certificate and a reliable measurement of the information.

(3)	Withholding income tax (“IRRF”) credits on short–term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(9) Judicial Deposits and Garnishments

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost–plus legal indexation/interest accruals.

	December 31, 2020	December 31, 2019
Judicial deposits
Tax	1,453,939	2,007,074
Civil	951,905	1,049,922
Labor	241,455	316,009
Regulatory	266,647	261,005
Total	2,913,946	3,634,010
Garnishments	30,432	36,875
Total	2,944,378	3,670,885
Current	177,433	277,468
Non-current	2,766,945	3,393,417

The table below presents the classified balances on December 31, 2020 and 2019 of the tax judicial deposits (classified by tax).

Tax	December 31, 2020	December 31, 2019
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	92,849	575,426
Universal Telecommunication Services Fund (FUST)	525,563	518,372
State Value–Added Tax (ICMS)	331,086	269,483
Social Contribution Tax for Intervention in the Economic Order (CIDE)	289,924	286,270
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	18,880	140,186
Withholding Income Tax (IRRF)	58,300	57,142
Telecommunications Inspection Fund (FISTEL)	46,830	46,167
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	33,540	34,983
Other taxes, charges and contributions	56,967	79,045
Total	1,453,939	2,007,074

A brief description of the main tax–related judicial deposits is as follows:

•	Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ and CSLL overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); and (iii) underpaid IRPJ amounts.

On July 13, 2020, the 2nd Federal Court of Maringá – PR issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, referring to the tax use of goodwill generated in operations to incorporate subsidiaries, in the updated amount of R$490,603, which was deposited in favor of the Company on July 20, 2020.

•	Universal Telecommunication Services Fund (FUST)

The Company and/or its subsidiaries filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00. The amounts related to these expenses are deposited.

•	State Value–Added Tax (ICMS)

The Company is party to legal proceedings related to: (i) ICMS on exempt or non-taxable transactions; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, activation, availability and use of supplementary services and additional facilities; (v) right to tax credit from the acquisition of goods for fixed assets and electric energy; (vi) ICMS on activation cards for pre–paid services; (vii) assignment of payment of ICMS relating to a portion of pay TV operations.

•	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

(10) Other Assets

	December 31, 2020	December 31, 2019
Surplus from post-employment benefit plans (Note 30) (1)	165,062	220,939
Receivables from suppliers	209,908	167,540
Advances to employees and suppliers	117,033	73,849
Related–party receivables (Note 28)	72,835	64,966
Goods for sale (2)	–	76,912
Other amounts receivable (3)	27,765	14,123
Total	592,603	618,329
Current	408,349	382,591
Non-current	184,254	235,738

(1)	On December 31, 2020 and 2019, includes R$158,959 and R$209,347, respectively, referring to the distribution of the PBS-A surplus.

(2)	Refers to the balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 12). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (“CADE”).

(3)	On December 31, 2020 and 2019, includes R$12,122 and R$10,226, respectively, from a subletting agreement in the Curitiba Data Center, for a period of 22 years and of structures (towers and rooftops) for a period of 10 years (this occurred in the 1st quarter of 2020). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period years.

(11) Investments

a)	Accounting policy

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

When changes are directly recognized in the investees’ equity, the Company will recognize its portion in variations occurred, and record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

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

Below, we present a summary of the relevant financial data of direct investees in which the Company has an interest and include the corporate changes described in note 1 c).

Balance sheets

	Joint Ventures (Aliança / AIX / ACT)
	December 31, 2020	December 31, 2019
Equity interest	50.00%	50.00%
Summary of balance sheets:
Current assets	301,518	221,183
Non-current assets	10,426	10,556
Total assets	311,944	231,739
Current liabilities	6,544	7,140
Non-current liabilities	18,090	16,773
Equity	287,310	207,826
Total liabilities and equity	311,944	231,739
Investment Book value	143,655	103,913

Statements of Income

	Joint Ventures (Aliança / AIX / ACT)
Summary Statements of Income:	2020	2019	2018
Net operating income	45,893	45,567	45,608
Operating costs and expenses	(44,595)	(44,325)	(58,773)
Financial income (expenses), net	708	1,030	1,334
Income and social contribution taxes	(538)	(768)	137
Net income (loss) for the year	1,468	1,504	(11,694)
Equity, according to interest held	734	752	(5,847)

c)	Changes in investments

	Joint Ventures (Aliança / AIX / ACT)	Other investments	Total investments
Balance on December 31, 2018	101,302	355	101,657
Equity	752	–	752
Other comprehensive income	1,859	(17)	1,842
Balance on December 31, 2019	103,913	338	104,251
Equity	734	–	734
Other comprehensive income	39,008	440	39,448
Balance on December 31, 2020	143,655	778	144,433

(12) Property, Plant and Equipment

a)	Accounting policy

It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long–term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

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

Depreciation is calculated by the straight–line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses.

The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful lives in terms of depreciation rates are reviewed annually by the Company.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off (measured as the difference between the net disposal proceeds and the carrying amount) are recognized in the statement of income in the year in which the asset is written off.

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

An impairment loss exists when the carrying amount of an asset or Cash–Generating Unit (“CGU”) exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation. The determination of the recoverable value of the CGU also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

c)	Breakdown and changes

We present a brief description of the main items that make up fixed assets.

•	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.

•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance on December 31, 2018	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects (2)	91,836	–	8,526,236	–	–	–	–	8,618,072
Additions	114,517	142,975	1,790,185	–	258,854	(20,465)	6,576,296	8,862,362
Write-offs, net (3)	(17,069)	(268)	(139,857)	(5,735)	(2,182)	3,540	(21,750)	(183,321)
Net transfers	4,265,573	1,299,368	504,010	–	88,100	–	(6,242,551)	(85,500)
Transfers of goods destined for sale (4)	(1,183)	–	(248,175)	(30,585)	(67,143)	–	(340)	(347,426)
Subletting (5)	–	–	(10,310)	–	–	–	–	(10,310)
Depreciation (Note 25)	(3,936,572)	(1,426,890)	(2,471,456)	–	(297,234)	–	–	(8,132,152)
Business combinations (Note 1 c)	–	9	343	–	10,551	(691)	–	10,212
Balance on December 31, 2019	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264
Additions	78,021	77,933	4,517,747	–	195,449	–	5,680,707	10,549,857
Write-offs, net (3)	(7,719)	(170)	(306,219)	(5,483)	(2,870)	10,751	(16,533)	(328,243)
Net transfers	3,850,578	1,276,846	341,553	–	20,857	4,732	(5,682,742)	(188,176)
Subletting (5)	–	–	(2,115)	–	–	–	–	(2,115)
Capital contribution to CyberCo Brasil (note 1.c)	(5)	–	–	–	(15,553)	(680)	–	(16,238)
Depreciation (Note 25)	(4,034,228)	(1,464,041)	(2,731,627)	–	(279,860)	–	–	(8,509,756)
Balance on December 31, 2020	25,071,961	2,476,846	13,539,403	273,029	745,076	(159,705)	2,405,983	44,352,593

Balance on December 31, 2019
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	–	(4,391,100)	–	–	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on December 31, 2020
Cost	86,709,680	20,569,803	30,633,254	273,029	5,380,579	(159,705)	2,405,983	145,812,623
Accumulated depreciation	(61,637,719)	(18,092,957)	(17,093,851)	–	(4,635,503)	–	–	(101,460,030)
Total	25,071,961	2,476,846	13,539,403	273,029	745,076	(159,705)	2,405,983	44,352,593

(1)	The Company and its subsidiaries recognized estimated losses and write-offs (when applicable) for potential obsolescence of materials used for property and equipment maintenance, based on historical experience and expected future use.

(2)	On January 1, 2019, the Company adopted IFRS 16, which requires lessees to recognize assets and liabilities arising from all leases (except short–term leases and leases of low–value assets) in the statement of financial position (Note 20). Before the leases were recognized under IAS 17 - Leases and classified in accordance with IAS 17 qualitative and quantitative criteria as operating leases (with lease payments recognized on the straight-line basis) or finance leases. The Company transitioned to IFRS 16 using the modified retrospective approach. The comparative information for prior-year periods was not restated. The adoption of this new standard gave rise to right of use assets and the corresponding lease liabilities of R$8,618,072 thousand as of January 1, 2019.

(3)	In infrastructure, includes the amounts of R$288,603 and R$105,952 as of December 31, 2020 and 2019, respectively, referring to the cancellation of lease agreements.

(4)	Refers to goods sold from the Tamboré and Curitiba (CIC) data centers, sold to a company controlled by Asterion Industrial Partners SGEIC, SA, according to the agreement entered into by the Company on May 8, 2019 and concluded with the discharge on July 24, 2019.

It also includes the assets intended for sale, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (Note 10).

(5)	Refers to the lease for structures (towers and rooftops) in 2020 and for areas in the Curitiba data center in 2019.

d)	Depreciation rates

In the years ended December 31, 2020 and 2019, the Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data.

For the year ended December 31, 2020, the results of these evaluations did not indicate the need for changes in useful life and annual depreciation rates.

For the year ended December 31, 2019, the results of these evaluations indicated the need for changes in the useful life and annual depreciation rates of some items in the asset classes and, these changes in the accounting estimate, caused an increase in depreciation expenses of R$283,552 in 2019.

The table below shows the annual depreciation rates for the years ended December 31, 2020 and 2019, except for leasing assets (presented in the Note 12.e).

Description
Switching and transmission equipment and media	2.50% to 25.00%
Terminal equipment / modems (1)	6.67% to 66.67%
Infrastructure	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%

(1)	lending handsets, with annual depreciation rates of 25.00% to 50.00%.

e) Additional information on leases

The Company recognizes the right–of–use assets on the lease start date (that is, on the date the asset is available for use). The rights of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities.

The Company acts as a lessee in a significant number of lease agreements on different assets, such as structures (towers and rooftops) and the respective land where they are located; sites built in the Built to Suit (“BTS”) modality for installing antennas and other equipment and means of transmission; computer equipment; offices, shops and commercial properties. The Company applies a single recognition and measurement approach for all leases, except for short–term leases and leases of low value assets, as permitted by IFRS 16.

Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 12.c). This information includes the amounts of leases covered by IAS 17 and the provision for dismantling for these leases.

	Switching and transmission equipment	Infrastructure	Other	Total
Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00
Balances and changes:
Balance on December 31, 2018 (1)	186,554	189,455	10,950	386,959
Initial Adoption in January 1, 2019	91,836	8,526,236	–	8,618,072
Additions	107,108	1,696,833	–	1,803,941
Subletting (Note 12.c)	–	(10,310)	–	(10,310)
Depreciation (IAS 17)	(13,540)	(35,181)	(7,730)	(56,451)
Write-offs, net (IAS 17)	–	(2,098)	–	(2,098)
Depreciation (IFRS 16)	(25,652)	(1,857,298)	–	(1,882,950)
Cancellation of contracts	–	(105,952)	–	(105,952)
Balance on December 31, 2019	346,306	8,401,685	3,220	8,751,211
Additions	55,904	4,394,809	10,564	4,461,277
Subletting (Note 12.c)	–	(2,115)	–	(2,115)
Depreciation (IAS 17)	(13,540)	(30,277)	(3,220)	(47,037)
Write-offs, net (IAS 17)	–	(4,902)	–	(4,902)
Depreciation (IFRS 16)	(30,159)	(2,148,260)	(183)	(2,178,602)
Cancellation of contracts	(420)	(288,603)	–	(289,023)
Balance on December 31, 2020	358,091	10,322,337	10,381	10,690,809

(1)	Refers to lease amounts covered by IAS 17 and the provision for dismantling for these leases.

f)	Property and equipment items pledged in guarantee

On December 31, 2020, the Company had property and equipment pledged in guarantee for lawsuits, of R$85,172 (R$81,416 on December 31, 2019).

g)	Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On December 31, 2020, estimated residual value of reversible assets was R$6,711,435 (R$7,364,456 on December 31, 2019), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(13) Intangible Assets

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

The useful lives of intangible assets are considered finite or indefinite.

•	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight–line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

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

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite – are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lives.

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

c)	Breakdown and changes

A brief description of the key intangible asset items with finite useful lives, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.

•	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.

•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total
Balances and changes:
Balance on December 31, 2018	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	–	374,690	–	–	–	–	–	1,390,731	1,765,421
Write-offs, net (1)	(3,249)	(5,066)	–	–	–	(58)	–	–	(8,373)
Net transfers	–	1,314,978	–	–	–	(6)	–	(1,229,472)	85,500
Transfers of goods destined for sale (2)	–	(1,537)	–	–	–	–	–	–	(1,537)
Business combinations (Note 1 c)	–	596	–	–	–	–	–	–	596
Amortization (Note 25)	–	(1,234,949)	(500,441)	(84,205)	(964,316)	(3,729)	–	–	(2,787,640)
Balance on December 31, 2019	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952
Additions (3)	–	526,112	–	–	184,300	–	(12,230)	1,174,282	1,872,464
Write-offs, net (1)	(32,743)	(220)	–	–	–	–	–	–	(32,963)
Net transfers	–	1,211,314	–	–	–	–	–	(1,023,138)	188,176
Capital contribution to CyberCo Brasil (note 1.c)	–	(2,770)	–	–	–	–	–	–	(2,770)
Amortization (Note 25)	–	(1,420,757)	(295,267)	(84,205)	(914,411)	(3,102)	–	–	(2,717,742)
Balance on December 31, 2020	23,026,429	4,007,433	633,566	821,000	11,361,710	42,628	(12,729)	702,080	40,582,117

Balance on December 31, 2019
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	–	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	–	–	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on December 31, 2020
Cost	23,026,429	20,069,371	4,513,278	1,658,897	20,428,520	269,640	(12,729)	702,080	70,655,486
Accumulated amortization	–	(16,061,938)	(3,879,712)	(837,897)	(9,066,810)	(227,012)	–	–	(30,073,369)
Total	23,026,429	4,007,433	633,566	821,000	11,361,710	42,628	(12,729)	702,080	40,582,117

(1)	Refers to proportional write-offs refer to: (i) R$32,743 from the disposal of CyberCo Brasil’s investment (Note 1.c); and (ii) R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36.

(2)	Refers to transfers of assets from the Tamboré and Curitiba (CIC) data centers, sold for the amounts of R$419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019.

(3)	The addition into licenses, occurred in 2020, refers to the extension of the authorization for the right to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro, granted by ANATEL on November 29, 2020 (Note 1.b)

d)	Amortization rates

The table below shows the annual amortization rates for the years ended December 31, 2020 and 2019.

Description
Softwares	20.00% to 50.00%
Customer portfolio	12.50%
Trademarks	7.70%
Licenses	3.60% to 6.67%
Other intangible assets	20.00%

e)	Goodwill

e.1) Accounting policy

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

e.2) Goodwill breakdown

The table below shows the composition of the goodwill recorded by the Company as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
GVT Participações, occurred in 2015	12,837,141	12,837,141
Vivo Participações, occurred in 2011 (1)	9,124,496	9,157,239
Telefônica Televisão Participações, former Navytree, occurred in 2008	780,693	780,693
Spanish e Figueira, by the merger of Telefônica Data Brasil Holding (TDBH) in 2006	212,058	212,058
Santo Genovese Participações, Atrium Telecomunicações, which took place in 2004	71,892	71,892
Ajato Telecomunicação Ltda.	149	149
Total	23,026,429	23,059,172

(1)	The proportional write-offs refer to: (i) R$32,743 from the disposal of CyberCo Brasil’s investment (Note 1.c) in 2020; and (ii) R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers in 2019, pursuant to paragraph 86 of IAS 36.

(14) Impairment of Non-Financial Assets

a)	Accounting policy

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

Considering the convergence of product and service offerings, in addition, the Company’s main operating asset is a single, broadly integrated network, which is used to provide all telecommunications services to its customers, therefore, the Company defines your business as a single CGU.

Upon estimation of the value in use of an asset or cash–generating unit, estimated future cash flows are discounted at present value using a discount rate Weighted Average Cost of Capital “WACC” which reflects the weighted rate between (i) the cost of capital (including specific risks) based on the Capital Asset Pricing Model; and (ii) the debt these components being applicable to the asset or CGU before taxes.

The net fair value of sales is determined, whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, an appropriate valuation methodology is used. The calculations provided in this model are corroborated by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If the indication exists, the Company estimates the recoverable amount of the asset or the CGU.

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

The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.

•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

b)	Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, IPTV and IT compared to voice services (fixed). Mobile revenues follow the market trend, including a new mix between prepaid, post and control, migrations from prepaid to post and control, price convergence and growth in data and M2M.

•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual notably Beta factors.

•	Perpetuity growth rate reflects the Company’s condition to generate cash flow in an eternal manner. The percentage considered mainly takes into account investments over the projected period and reproduces the Company’s condition in perpetuity.

c)	Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (p.p) which were assumed for the years ended December 31, 2020 and 2019:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/– 0.5
Perpetuity growth rates	+/– 1.0
Operating variables
Revenues Margin	+/– 1.5

The sensitivity analysis performed at year–end 2020 and 2019 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

d)	Goodwill impairment testing

Annually, the Company assesses recoverability of goodwill carrying amounts based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections are based on management’s estimates, market studies and macroeconomic projections. Future cash flows are discounted at the WACC rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.

The growth rate used to extrapolate projections beyond the five years period was 4.5% p.a. (nominal) in 2020 and 2019.

The estimated future cash flows were discounted at a discount rate of 11.11% and 10.22%, which before taxes are 12.54% and 11.38% in 2020 and 2019, respectively, also in nominal values.

The inflation rate for the period analyzed in the projected cash flows was 3.5% p.a. and 3.8% p.a. in 2020 and 2019, respectively.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2020 and 2019, growth projections and operating results for the year ended December 31, 2020 and 2019, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

(15) Personnel, Social Charges and Benefits

a)	Accounting policy

Salaries, remunerations and profit sharing are negotiated in collective bargaining agreements, with the corresponding social charges and contributions added by the accrual basis. The profit–sharing program for employees is based on the Company’s operating and financial goals, and a provision is recognized when the assumptions for its accounting are satisfied.

Details of Telefónica’s share-based compensation plans are described in Note 29. In 2020, due to the cycle maturity of some plans, amounts were transferred from non-current to current.

Personnel costs and expenses, social charges and benefits are recorded as cost of services provided, commercial expenses or general and administrative expenses (Note 25).

a) Breakdown

	December 31, 2020	December 31, 2019
Social charges and benefits	350,138	400,470
Profit sharing	285,079	308,918
Share-based payment plans (Note 29)	86,296	40,523
Salaries and wages	46,495	38,363
Total	768,008	788,274
Current	764,329	752,246
Non-current	3,679	36,028

(16) Trade Accounts Payable

Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

a)	Breakdown

	December 31, 2020	December 31, 2019
Sundry suppliers (Opex, Capex, Services e Material)	5,741,208	5,958,280
Related parties (Note 28)	489,339	405,271
Amounts payable (operators, cobilling)	199,562	232,264
Interconnection / interlink	182,895	275,984
Total	6,613,004	6,871,799

(17) Taxes, Charges and Contributions

	December 31, 2020	December 31, 2019
Fistel (1)	671,145	–
ICMS	861,464	906,447
PIS and COFINS	221,323	331,863
Fust and Funttel	88,088	89,394
ISS, CIDE and other taxes	84,772	97,163
Total	1,926,792	1,424,867
Current	1,607,434	1,139,812
Non-current	319,358	285,055

(1)	On April 15, 2020, provisional measure 952 was published in the Official Gazette (“DOU”), extending the deadline for payment of Fistel from March 31, 2020 to August 31, 2020, with no impact additional penalty or interest. On August 12, 2020, the Company made a partial payment of R$416,475. The balance refers to the residual payment which has been suspended according to the decision of the Federal Regional Court of the First Region, published on March 18, 2020.

(18) Dividends and Interest on Equity

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

b)	Dividends and interest on equity payable

b.1) Breakdown:

	December 31, 2020	December 31, 2019
Telefónica Latinoamérica Holding	837,113	787,823
Telefónica	1,021,474	948,662
SP Telecomunicações Participações	660,012	598,064
Telefónica Chile	1,849	1,667
Non-controlling interest	1,345,550	1,251,201
Total	3,865,998	3,587,417

b.2) Changes:

Balance on December 31, 2018	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	3,199,800
Unclaimed dividends and interest on equity	(82,898)
Payment of dividends and interest on equity	(6,176,842)
IRRF on shareholders exempt/immune from interest on equity	5,757
Balance on December 31, 2019	3,587,417
Supplementary dividends for 2019	2,195,575
Interim interest on equity (net of IRRF) and dividends	3,435,500
Unclaimed dividends and interest on equity	(99,788)
Payment of dividends and interest on equity	(5,259,367)
IRRF on shareholders exempt/immune from interest on equity	6,661
Balance on December 31, 2020	3,865,998

For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

(19) Provision and Contingencies

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

These costs are provisioned as the present value from amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre–tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate.

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

The obligation arising from the provisions can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as at the closing date, including the opinion of independent experts, such as legal advisors.

c)	Information on provisions and contingencies

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for de– commissioning	Total
Balance on December 31, 2018	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Initial adoption IFRC 23 (Note 7)	–	(68,945)	–	–	–	–	(68,945)
Additions (reversal), net (Note 26)	152,105	32,719	364,008	93,634	(16,986)	(90,159)	535,321
Other additions (reversal) (1)	(5,709)	–	(2,381)	–	–	(4,191)	(12,281)
Write-offs due to payment	(485,539)	(364,992)	(833,579)	(43,068)	–	–	(1,727,178)
Interest accruals	99,526	25,270	264,590	72,954	21,433	57,591	541,364
Business combinations (Note 1 c)	7,805	–	7	–	–	–	7,812
Balance on December 31, 2019	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 26)	126,167	122,419	374,464	69,486	(18,631)	(7,306)	666,599
Other additions (reversal) (1)	6,390	–	(6,020)	–	–	(236,598)	(236,228)
Write-offs due to payment	(287,028)	(24,763)	(575,484)	(39,782)	–	–	(927,057)
Interest accruals	106,307	125,647	281,543	31,891	10,154	15,857	571,399
Balance on December 31, 2020	499,710	1,799,252	871,951	1,207,331	823,245	408,642	5,610,131
Balance on December 31, 2019
Current	236,130	–	113,307	25,008	–	–	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973
Balance on December 31, 2020
Current	176,582	–	180,965	60,055		51	417,653
Non-current	323,128	1,799,252	690,986	1,147,276	823,245	408,591	5,192,478

(1)	Provision for decommissioning refers to the reversal resulting from the review of costs for dismantling technical sites. The effects of this reversal were recognized against property, plant and equipment.

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	499,710	547,874
Possible losses	1,435,790	452,070

Labor provision and contingencies involve lawsuits filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The variation of R$983,720 in possible contingencies was due to new actions and revaluations that occurred in the period, due to the progress of the lawsuits.

The Company is also a defendant in lawsuits filed by retired former employees, linked to the Retirement Medical Assistance Plan (“PAMA”), which require, among other things, the annulment of changes in the medical plan. There are currently four actions underway with this object. All are in an advanced stage, awaiting judgment by the Superior Courts, two of which remain in the Labor Court and two have been referred to the Civil Court, with favorable decisions. The Company’s management, based on the opinion of its legal advisors and recent court rulings, considers these actions to be of possible risk. No amount was attributed to these actions due to the nature of the requests (cancellation of changes to health plans), since, at this moment, in the event of loss, there is no way to estimate the loss for the Company. Therefore, no loss amounts were provisioned for these lawsuits.

In addition, the Company is a party to Public Civil Actions filed by the Public Prosecution Service. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the outsourcing to be legally valid, including core activities, enabling the subsidiary to provide services. As a result of this decision, most of the Public Civil Actions have already had decisions based on the legality of outsourcing in the analyzed contract and the consequent filing of the processes. However, awaiting judgment of the motion for clarification to clarify the scope of said decision, including for cases that have already been res judicata, an opportunity in which the application of said decision will be evaluated in each of the residual processes in which the topic is discussed. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

c.2) Tax provision and contingencies

The Company and its subsidiaries are defending various assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels. Management, supported by the position of its legal advisors, believes that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For cases in which the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50% a provision is recognized. Details of above cases are disclosed in Note 7 (d).

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	1,799,252	1,575,949
Federal	622,246	573,229
State	625,019	466,164
Municipal	37,506	34,915
FUST	514,481	501,641
Possible losses	29,368,422	26,104,867
Federal	3,257,998	2,233,733
State	17,447,000	15,460,028
Municipal	754,827	669,114
FUST, FUNTTEL and FISTEL	7,908,597	7,741,992

c.2.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable in the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (vi) ex–tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are party to municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors’ services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

c.2.2) Possible losses – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) are possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) meals to employees, withholding of 11% (assignment of workforce); (d) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; and (e) PLR (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value–added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company’s establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company (included in the 2020 financial year).

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo state paid to São Paulo state; (iv) co–billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) new tax register bookkeeping without prior authorization by tax authorities; (xxi) advertising services; (xxii) unmeasured services; and (xxiii) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value–added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full–time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2020, the consolidated amount involved totaled R$4,399,325 (R$4,411,759 on December 31, 2019).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2020, the consolidated amount involved totaled R$764,655 (R$723,105 on December 31, 2019).

Telecommunications Inspection Fund (“FISTEL”)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On December 31, 2020, the consolidated amount involved totaled R$2,744,617 (R$2,607,128 on December 31, 2019).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	871,951	797,448
Possible losses	3,374,200	3,495,010

c.3.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2020, the consolidated amount involved totaled R$290,993 (R$297,641 on December 31, 2019).

•	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On December 31, 2020, the consolidated amount involved totaled R$240,810 (R$211,865 on December 31, 2019).

•	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2020, the consolidated amount involved totaled R$340,148 (R$287,942 on December 31, 2019).

c.3.2) Possible losses – civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•	Collective Action filed by SISTEL Participants’ Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior “status quo”. This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals’ decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin–off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin–off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun–off collection related to telecommunications operators of the former Telebrás System.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business. On December 31, 2020, the consolidated amount totaled R$3,374,200 (R$3,495,010,626 on December 31, 2019).

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark “Bina”. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination, which is ongoing. Management is unable to reasonably estimate the liability with respect to this claim as the expertise is in its early stages.

•	The Company and other wireless carriers are currently defendants in two class actions brought by the Public Prosecutor’s Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company believes that its criteria for the period determination comply with ANATEL standards. In relation to these two ongoing lawsuits, there are appeals pending judgment by the Regional Federal Court (“TRF”) and the Superior Tax Court (“STJ”) filed by the opposing parties, due to the favorable decision obtained by the Company. The other lawsuits, already closed, had decisions in favor of the interests of the Company that have been final and unappealable.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	1,207,331	1,145,736
Possible losses	5,617,806	5,645,107

c.4.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

c.4.2) Possible losses – regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks in the regulatory contingency portfolio include:

•	Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company’s view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. Because of differences in interpretation, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$211,576. On December 31, 2020 and 2019, amount including interest and indexation accruals was approximately R$485,828 and R$475,151, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL’s error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation. The lawsuit is in the lower court and currently awaits judgment, after the Company presents an expert report to support arguments to reduce the fine.

•	Arbitration Procedure No. 24690 / PFF is in progress, which is being processed at the International Chamber of Commerce (“CCI”). The procedure was proposed by “Nextel Telecomunicações Ltda.” for “Telefônica Brasil S.A.”, and addresses divergence in Industrial Exploration and Network Sharing Contracts (Ran Sharing) signed between the parties. On December 31, 2020, the amount of the procedure is estimated at R$257,653. The parties entered into an agreement involving the issues in dispute and are awaiting approval of the agreement by the Arbitral Tribunal

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	December 31, 2020	December 31, 2019
Judicial deposits and garnishments	2,944,378	3,670,885
Letters of guarantee	2,509,089	2,608,463
Property and equipment	85,172	81,416
Total	5,538,639	6,360,764

On December 31, 2020, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short–term investment withheld by courts (except for loan–related investments) in the consolidated amount of R$46,280 (R$50,554 on December 31, 2019).

(20) Loans, Financing, Debentures and Leases

a)	Accounting policy

These are financial liabilities measured initially and recognized by fair value, net of costs incurred to obtain them and subsequently measured by amortized cost (plus pro–rata charges and interest), considering the effective interest rate of each operation, or by fair value through profit or loss.

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

b) Breakdown

	Information on December 31, 2020				December 31, 2020			December 31, 2019
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Financial institutions (b.1)					61	51	112	23,865	24,985	48,850
PSI	R$	2.5% to 5.5%	Jan–23	(1)	61	51	112	8,847	112	8,959
BNB	R$	7.06% to 10%	Aug–22	(2)	–	–	–	15,018	24,873	39,891
Suppliers (b.2)	R$	114.6% to 149.0% of CDI	Dec–21		375,700	–	375,700	996,177	97	996,274
Debentures (b.3)					1,044,668	999,908	2,044,576	1,077,183	2,027,167	3,104,350
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul–21	(3)	29,352	–	29,352	28,366	28,366	56,732
5th issue	R$	108.25% of CDI	Feb–22	(3)	1,015,316	999,908	2,015,224	44,504	1,998,801	2,043,305
6th issue	R$	100% of CDI + 0.24%	Nov–20	(3)	–	–	–	1,004,313	–	1,004,313
Leases (b.4)	R$	7.69% / IPCA			2,262,043	8,556,735	10,818,778	2,029,265	7,161,886	9,191,151
Contingent consideration (b.5)	R$	Selic			–	–	–	–	484,048	484,048
Total					3,682,472	9,556,694	13,239,166	4,126,490	9,698,183	13,824,673

Guarantees:

(1)	Pledge of financed assets.

(2)	Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. On December 31, 2019, the balance of this liquidity fund was R$13,212.

(3)	Unsecured.

b.1) Loans and financing – Financial Institutions

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

b.2) Financing – Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 114.6% to 149.0% of the CDI (109.2% to 122.5% of the CDI on December 31, 2019).

b.3) Debentures

The following is a summary of the debentures in effect on December 31, 2020.

		Amounts
	Issue	Issued	Outstanding	Issue value
1st issue – Minas Comunica	Dec-07	5,550	5,550	55,500
5th issue	Feb-17	200,000	200,000	2,000,000

The payment of principal of R$1,000,000 plus interest on the 5th issue (VIVT15) occurred on February 8, 2021.

Transaction costs in connection with the 5th issue, totaling R$1,376 on December 31, 2020 (R$2,550 on December 31, 2019, with the 5th and 6th issues), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

b.4) Leases

On the lease start date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term. After the start date, the value of the lease liability is increased to reflect the increase in interest and reduced for lease payments made.

Short–term lease and low–value lease payments are recognized as an expense using the straight–line method over the lease term.

The Company has agreements classified as lease agreements as a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit (“BTS”) sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

Below, we present the balances of the lease amounts payable:

	December 31, 2020	December 31, 2019
Nominal value payable	13,526,001	10,932,789
Unrealized financial expenses	(2,707,223)	(1,741,638)
Present value payable (1)	10,818,778	9,191,151
Current	2,262,043	2,029,265
Non-current	8,556,735	7,161,886

(1)	On December 31, 2020 and 2019, the present value of balances payable, included R$1,470,508 and R$480,381, respectively, referring to lease agreements with Telefónica Group companies (Note 28).

The following is a schedule of the amounts payable on leases on December 31, 2020:

Year
2021	2,262,043
2022	2,270,112
2023	2,118,655
2024	1,551,657
2025	925,972
2026 onwards	1,690,339
Total	10,818,778

The weighted annual interest rate on lease contracts on December 31, 2020 is 7.69%, with an average maturity of 6.15 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company’s intrinsic risk spread.

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company’s risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company’s incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on December 31, 2020 and 2019.

b.5) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), it would be returned to Vivendi, as long as they are obtained in a final unappealable decision. The deadline for this return was up to 15 years and this amount was subject to monthly restatement at the SELIC rate.

On July 13, 2020, the 2nd Federal Court of Maringá – PR, issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, corresponding to the tax benefit of goodwill from the mergers of subsidiaries.

As a result of the decision mentioned above, in September 2020, the Company redeemed the judicial deposit and paid Vivendi the amount of R$349,794, monetarily restated, net of costs, expenses and taxes incurred, directly attributable to the reimbursement of such amount.

c)	Repayment schedule

Below, we present the breakdown by year of maturity of non-current amounts of loans, financing, debentures and leases as of December 31, 2020.

Year	Loans and financing – financial institutions	Financing – suppliers	Debentures	Leases	Total
2022	47	–	999,908	2,270,112	3,270,067
2023	4	–	–	2,118,655	2,118,659
2024	–	–	–	1,551,657	1,551,657
2025	–	–	–	925,972	925,972
2026 onwards	–	–	–	1,690,339	1,690,339
Total	51	–	999,908	8,556,735	9,556,694

d)	Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item a), is characterized as non-compliance with covenants (analyzed on a quarterly, half–yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

On December 31, 2020 and 2019, the Company was in compliance with all economic and financial indices.

e)	Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Leases	Financing – suppliers	Contingent consideration	Total
Balance on December 31, 2018	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 on January 1, 2019	–	–	8,618,072	–	–	8,618,072
Additions	–	–	1,803,941	967,313	–	2,771,254
Government grants (Note 21)	15,787	–	–	–	–	15,787
Financial charges (Note 27)	111,013	197,386	457,985	45,940	18,362	830,686
Issue costs	–	1,400	–	–	–	1,400
Foreign exchange variation (Note 27)	(1,104)	–	–	–	–	(1,104)
Write-offs (cancellation of contracts)	–	–	(107,213)	–	–	(107,213)
Write-offs (payments)	(1,659,416)	(268,346)	(1,974,661)	(541,223)	–	(4,443,646)
Balance on December 31, 2019	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673
Additions	–	–	4,828,542	370,538	–	5,199,080
Financial charges (Note 27)	1,879	87,635	526,127	26,620	6,555	648,816
Issue costs	–	1,376	–	–	–	1,376
Costs and expenses incurred	–	–	–	–	(40,708)	(40,708)
Write-offs (cancellation of contracts)	–	–	(315,291)	–	–	(315,291)
Write-offs (payments)	(50,617)	(1,148,785)	(3,411,751)	(1,017,732)	(449,895)	(6,078,780)
Balance on December 31, 2020	112	2,044,576	10,818,778	375,700	–	13,239,166

f)	Additions and payments

The following is a summary of the inflows and payments that occurred during the years ended December 31, 2020 and 2019.

	December 31, 2020				December 31, 2019
		Write-offs (payments)				Write-offs (payments)
	Additions	Principal	Financial charges	Total	Additions	Principal	Financial charges	Total
Loans and financing	–	(48,645)	(1,972)	(50,617)	–	(1,564,258)	(95,158)	(1,659,416)
BNDES / PSI	–	(8,849)	(111)	(8,960)	–	(1,549,335)	(91,939)	(1,641,274)
BNB	–	(39,796)	(1,861)	(41,657)	–	(14,923)	(3,219)	(18,142)
Debêntures	–	(1,025,583)	(123,202)	(1,148,785)	–	(66,830)	(201,516)	(268,346)
1st issue – Minas Comunica	–	(25,583)	(1,995)	(27,578)	–	(25,583)	(1,761)	(27,344)
4th issue	–	–	–	–	–	(41,247)	(1,650)	(42,897)
5th issue	–	–	(88,819)	(88,819)	–	–	(135,242)	(135,242)
6th issue	–	(1,000,000)	(32,388)	(1,032,388)	–	–	(62,863)	(62,863)
Financing – Suppliers	370,538	(970,029)	(47,703)	(1,017,732)	967,313	(506,407)	(34,816)	(541,223)
Contingent consideration		(344,217)	(105,678)	(449,895)	–	–	–	–
Leases (1)	4,828,542	(2,909,214)	(502,537)	(3,411,751)	10,422,013	(1,559,165)	(415,496)	(1,974,661)
Total	5,199,080	(5,297,688)	(781,092)	(6,078,780)	11,389,326	(3,696,660)	(746,986)	(4,443,646)

(1) Additions include the amount of the initial adoption of IFRS 16 on January 1, 2019.

(21) Deferred Income

	December 31, 2020	December 31, 2019
Contractual liabilities (costumers contracts) (1)	529,179	499,035
Disposal of PP&E (2)	107,367	94,383
Government grants (3)	50,474	61,613
Other (4)	59,224	63,051
Total	746,244	718,082
Current	506,806	506,181
Non-current	239,438	211,901

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

(3)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

The amount estimated by the Company as received by employees as emergency benefits paid directly to employees, by the Federal Government (MP No. 936), in the amount of R$34,590, for the months of May to December 2020, deducted from personnel costs and expenses (Note 25).

Changes in contractual liabilities (contracts with customers), mainly related to the sale of prepaid credits in the years ended December 31, 2020 and 2019:

Balance on December 31, 2018	532,207
Additions	6,762,607
Write-offs, net	(6,795,779)
Balance on December 31, 2019	499,035
Additions	6,901,785
Write-offs, net	(6,871,641)
Balance on December 31, 2020	529,179
Current	479,728
Non-current	49,451

Below, we present the expected periods of realization of contractual liabilities.

Year
2021	479,728
2022	15,824
2023	3,499
2024	8,089
2025	8,089
2026 onwards	13,950
Total	529,179

(22) Other Liabilities

	December 31, 2020	December 31, 2019
Surplus from post-employment benefit plans (Note 30)	954,581	1,155,067
Liabilities with ANATEL (1)	523,606	300,119
Third-party withholdings (2)	219,169	222,056
Amounts to be refunded to customers	44,973	43,794
Liabilities with related parties (Note 28)	33,831	30,114
Other liabilities	48,646	36,781
Total	1,824,806	1,787,931
Current	406,831	365,192
Non-current	1,417,975	1,422,739

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro, granted by ANATEL on November 29, 2020 (Notes 1.b and 12).

(2)	This refers to payroll withholdings and taxes withheld from pay–outs of interest on equity and on provision of services.

(23) Equity

a.1) Conversion of preferred shares to common shares

At the Extraordinary General Meeting (“AGE”) of the Company, held on October 1, 2020, the following were approved: (i) the conversion of the total of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company in common, registered, book–entry shares with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted, with extinction of the preferred shares (“Conversion”); (ii) the amendment and / or exclusion of article 4, caput and paragraphs, article 5, caput, article 7, caput and single paragraph, article 9, caput and single paragraph, article 10, caput and items (i), (ii ) and (iii) and article 14, caput, of the Company’s Bylaws; and (iii) the consolidation of the Company’s Bylaws.

Also, on October 1, 2020, AGESP ratified: (i) the Conversion; and (ii) the amendment to article 9, caput and sole paragraph, of the Company’s Bylaws, pursuant to article 136, first paragraph, of Law 6,404 / 76 (“Lei das S.A.”).

Pursuant to articles 136, items II and 137, item I, of the Brazilian Corporation Law, in view of the ratification of the Conversion by AGESP, the shareholders holding preferred shares issued by the Company who: (i) dissented from the resolution taken at AGESP; (ii) abstained from voting on the resolution taken at AGESP; or (iii) did not attend AGESP, had the right to withdraw from the Company, through the reimbursement of the value, of all or part of their shares, except for the provisions of article 137, third paragraph, of the Brazilian Corporation Law. the publication of the minutes took place on October 2, 2020, and the next subsequent business day was October 5, 2020, the period of 30 (thirty) days for exercising the withdrawal right started on October 5, 2020 (inclusive) and ended on November 3, 2020 (inclusive).

The shareholders who, evidently, were holders of shares issued by the Company since March 9, 2020 (inclusive), the date of the disclosure of the Material Fact that initially dealt with the Conversion, were able to exercise the right of withdrawal exercise of the effective right.

The amount of reimbursement per preferred share paid as a result of exercising the right to withdraw was determined based on (i) the Company’s shareholders’ equity in the financial statements for the fiscal year ended on December 31, 2019, duly approved by the General Meeting Company’s Ordinary Meeting held on May 28, 2020 (“AGM”); and (ii) the number of common and preferred shares, excluding treasury shares, corresponded to R$41.72 (forty–one reais and seventy–two cents) per share. The amount equivalent to the amount of complementary dividends declared by the Company at the AGM was deducted from the reimbursement value per share, since the declared dividends amounted to the profit account and, therefore, the book value per share on December 31, 2019 Considering that the Company’s share capital was divided into 1,688,693,776 (one billion, six hundred and eighty–eight million, six hundred and ninety–three thousand, seven hundred and seventy–six) shares (including common and preferred shares and excluding treasury shares), the reimbursement amount to be paid to dissenting shareholders, corresponding to the adjusted shareholders’ equity, was R$40.38 (forty reais and thirty–eight cents) per preferred share. Regarding the reimbursement amount, there was no type of monetary correction or adjustment on this amount, as well as any fractions of cents were disregarded.

As a result of the right to withdraw from the Conversion described above, on November 19, 2020, the Company paid R$32 to shareholders who exercised the right to withdraw, representing 805 preferred shares.

On November 23, 2020, the Company issued a material fact, communicating to its shareholders and the market in general that, as of this date: (i) the preferred shares issued by the Company will no longer be traded, due to the conversion of the all preferred shares in common shares; and (ii) only common shares of its issue will be traded, under the ticker “VIVT3”. With the completion of the aforementioned share conversion, the Company proceeded with the conversion of the American Depositary Receipt (ADR) program registered with the Securities and Exchange Commission (“SEC”), and it is expected that, as of this date, the Stock Exchange of New York (“NYSE”) suspend the trading of ADRs backed by preferred shares and start trading ADRs backed by common shares in the “when issued” format under the ticker “VIV WI” and, from November 30, 2020 , in the “regular way” format, under the “VIV” ticker.

For the effective implementation of the conversion of shares, a voting agreement was signed between the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda. and, as the consenting intervening party, the Company, in order to comply with the provisions of items a.1 and a.2 of ANATEL Judgment 430, of August 11, 2020.

a.2) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/76, Article 166, item IV) – establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to the number of shares they own. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as, enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid–in capital on December 31, 2020 and 2019 amounted to R$63,571,416.

After the processes of: (i) conversion of preferred shares into common shares; (ii) share buyback program; and (iii) exercise of the right to dissent from the conversion of preferred shares into common shares, on December 31, 2020 the capital started to be represented by shares, all common, book–entry and without par value, distributed as follows:

	Total
Shareholders	Number	%
Controlling Group	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	407,279,213	24.09%
Telefónica	503,329,803	29.76%
SP Telecomunicações Participações	332,695,590	19.67%
Telefónica Chile	936,513	0.06%
Other shareholders	443,933,052	26.25%
Treasury Shares	2,810,752	0.17%
Total shares	1,690,984,923	100.00%
Treasury Shares	(2,810,752)
Total shares outstanding	1,688,174,171

b)	Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SP Telecomunicações Participações) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account on December 31, 2020 and 2019 totaled R$63,074.

b.2) Other capital reserves

The breakdown on December 31, 2020 and 2019 was as follows.

	December 31, 2020	December 31, 2019
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders’ Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks by TData (7)	(59,029)	(59,029)
Effects of the acquisition of TIS by Terra Networks (8)	(48,135)	(48,135)
Effects of the acquisition and sale of CyberCo Brasil (9)	39,521	–
Other	76	76
Total	1,229,730	1,190,209

(1)	It referes the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)	The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders’ Meeting held on March 12, 2015.

(3)	The value refers direct costs (net of taxes) of Company capital that increased on April 30,2015, arising from the Primary Offering of Shares.

(4)	The value refers the difference between the economic values that comes from the merger of shares owned by GVTPart, issued on the transaction closing date.

(5)	Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10, 35 and 36. It would be recorded in equity when there is no change in the shareholding control.

(6)	It refers about the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

(7)	The effects refer the acquisition of Terra Networks by TData, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired.

(8)	The effects refer the acquisition of TIS by Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c).

(9)	Refers to the effects on the Company and on a subsidiary, due to the acquisition and sale of CyberCo Brasil, referring to the difference between the consideration received in exchange for the alienated shareholding (Note 1.c).

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the equity instruments of the Company. Any difference between the book value and the consideration is recognized in other capital reserves.

The Company’s shares held in treasury whose balance is resulting: (i) from the exercise of the right to withdraw from the Company’s common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart.; (ii) the exercise of the right to withdraw from the holders of preferred shares of the Company who expressed their dissent from the process of converting the Company’s preferred shares into common shares; (iii) the acquisition of preferred shares in the financial market in accordance with the share buyback program; and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

During the year of 2020, 519,605 shares were acquired, of which 232,805 preferred shares and 286,800 common shares, in the total amount of R$22,721, resulting from the right of withdrawal in the conversion of preferred shares to common shares and through the Share Repurchase Program of the Company.

The balance of this account on December 31, 2020 totaled R$110,541, consisting of 2,810,752 common shares (on December 31, 2019 totaled R$87,820, consisting of 2,290,164 common shares and 983 preferred shares).

c)	Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid–in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

c.2) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company’s increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Annual Shareholders’ Meeting. On May 28, 2020, the Company’s Annual General Meeting (“AGM”) approved the allocation of the result for the 2019 fiscal year, including the reversal of the 2018 reserve in the amount of R$1,700,000 and the constitution of a new 2019 reserve in the amount of R$600,000. In 2020, the 2019 reserve was reversed in the amount of R$600,000, which will be submitted for appreciation and approval by the AGM, scheduled to be held on April 15, 2021.

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

c.4) Changes of income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve	Expansion and Modernization Reserve	Tax incentives	Total
Balance on December 31, 2018	2,584,757	1,700,000	39,413	4,324,170
Reversal of reserves	–	(1,700,000)	–	(1,700,000)
Recording of reserves	250,051	600,000	18,166	868,217
Balance on December 31, 2019	2,834,808	600,000	57,579	3,492,387
Reversal of reserves	–	(600,000)	–	(600,000)
Recording of reserves	238,526	–	18,766	257,292
Balance on December 31, 2020	3,073,334	–	76,345	3,149,679

d)	Dividend and interest on equity (IOE)

d.1) Additional dividends proposed for 2019

On May 28, 2020, the AGM approved the allocation of proposed additional dividends for 2019, not yet distributed, amounting to R$2,195,575 to the holders of common and preferred shares that were registered in the Company’s records at the end of the day of the Ordinary General Meeting. The amount was paid on December 9, 2020.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

The table below shows the calculation of dividends and interest on equity for 2020 and 2019:

	2020	2019
Net income for the year	4,770,527	5,001,014
Allocation to legal reserve	(238,526)	(250,051)
(–) Tax incentives – not distributable	(18,766)	(18,166)
Adjusted net income	4,513,235	4,732,797

Dividend and IOE distributed for the year:	(3,830,000)	(3,588,000)
Interest on equity (gross)	(2,630,000)	(2,588,000)
Interim dividends	(1,200,000)	(1,000,000)
Balance of unallocated net income	683,235	1,144,797

(+) Reversal special reserve for modernization and expansion	600,000	1,700,000
(+) Unclaimed dividends and interest on equity	99,788	82,898
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	204,495	(132,120)
Income available to be distributed	1,587,518	2,795,575
Proposal for Distributions:
Special reserve for modernization and expansion	–	600,000
Additional proposed dividends	1,587,518	2,195,575
Proposed additional dividends – Net income for the year	987,518	495,575
Proposed additional dividends – Based on prior year’s net income, referring to the reversal of the special reserve for expansion and modernization	600,000	1,700,000
Total	1,587,518	2,795,575
Mandatory minimum dividend – 25% of adjusted net income	1,128,309	1,183,199

The proposal to management of the 2020 financial year that is presented above will be submitted to the annual general meeting to be held in 2021.

Total proposed for deliberation – per share	2020	2019
Common shares	0.940376	1.219339
Preferred shares	–	1.341273

In 2020 and 2019, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2020

	Dates			Gross Amount			Net Value			Amount per Share, Net
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
IOE	02/14/20	02/28/20	Until 12/31/21	85,373	184,627	270,000	72,567	156,933	229,500	0.12745554999	0.14020110499
IOE	03/19/20	03/31/20	Until 12/31/21	47,430	102,570	150,000	40,315	87,185	127,500	0.07080863888	0.07788950277
IOE	06/17/20	06/30/20	Until 12/31/21	284,578	615,422	900,000	241,891	523,109	765,000	0.42485183332	0.46733701665
IOE	09/17/20	09/28/20	Until 12/31/21	205,528	444,472	650,000	174,699	377,801	552,500	0.30683743517	0.33752117869
IOE	11/16/20	11/27/20	Until 12/31/21	400,000	–	400,000	340,000	–	340,000	0.20136681027	–
IOE	12/15/20	12/28/20	Until 12/31/21	260,000	–	260,000	221,000	–	221,000	0.13091066301	–
Dividends	12/15/20	12/28/20	Until 12/31/21	1,200,000	–	1,200,000	1,200,000	–	1,200,000	0.71082712946	–
Total				2.482,909	1.347,091	3,830,000	2,290,472	1,145,028	3,435,500

2019

	Dates			Gross Amount			Net Value			Amount per Share, Net
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
IOE	02/15/19	02/28/19	08/18/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	08/18/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	08/18/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
IOE	12/19/19	12/30/19	08/18/20	110,669	239,331	350,000	94,069	203,431	297,500	0.16522015740	0.18174217314
Dividends	12/19/19	12/30/19	08/18/20	316,198	683,802	1,000,000	316,198	683,802	1,000,000	0.55536187362	0.61089806098
Total				1,134,517	2,453,483	3,588,000	1,011,769	2,188,031	3,199,800

The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.

Until November 22, 2020, the date on which preferred shares were closed, the Company’s capital was divided into preferred and common shares. Preferred shares were not entitled to vote, except in the cases provided for in articles 9 and 10 of the previous Bylaws, being guaranteed priority in the reimbursement of capital, without premium and in the receipt of a dividend 10% higher than that attributed to each common share , as provided in article 7 of the Company’s Bylaws and in item II of paragraph 1 of article 17 of Law No. 6,404/76.

Dividends and interest on capital decided on the credit date as of November 23, 2020, contemplate the effects of converting preferred shares into common shares (Note 23 a.1).

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

For the years ended December 31, 2020 and 2019, the Company reversed unclaimed dividends and interest on equity amounting to R$99,788 and R$82,898, respectively, which were included in calculations for decisions on Company dividends.

e)	Other comprehensive income

•	Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

•	Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

•	Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income were as follows:

	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects – foreign investments	Total
Balance on December 31, 2018	(9,070)	336	37,959	29,225
Translation gains	–	–	1,859	1,859
Losses from future contracts	–	(336)	–	(336)
Losses on financial assets at fair value through other comprehensive income	(11)	–	–	(11)
Balance on December 31, 2019	(9,081)	–	39,818	30,737
Translation gains	–	–	39,008	39,008
Losses from future contracts	–	(4,147)	–	(4,147)
Gains on financial assets at fair value through other comprehensive income	290	–	–	290
Balance on December 31, 2020	(8,791)	(4,147)	78,826	65,888

f)	Company shares repurchase program

On July 28, 2020, the Company’s Board of Directors, in accordance with article no. 17, item XV of the Bylaws and CVM Instruction no. 567, approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase will be made using the capital reserve balance included in the ITRs with base date June 30, 2020 (R$1.165 billion), except for the reserves referred to in article 7, § 1, of ICVM 567.

This program will run until January 27, 2022, with acquisitions made at B3, at market prices, observing the legal and regulatory limits.

The maximum amounts authorized for acquisition will be 38,320,512 common shares. The number of shares outstanding is 446,496,249 common shares, according to the definition given by article nº 8, § 3, item I, of ICVM 567.

During the year ended December 31, 2020, 518,800 shares of the Company were acquired, of which 232,000 were preferred shares and 286,800 common shares, for the amount of R$22,689.

g)	Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

Below, we present the earnings per share calculations for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Net income for the year :	4,770,527	5,001,014	8,928,258
Common shares	1,991,046	1,581,308	2,823,093
Preferred shares	2,779,481	3,419,706	6,105,165

Number of shares (thousands):	1,688,615	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	685,522	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,003,093	1,119,340	1,119,340

Basic and diluted earnings per share (R$)
Common shares	2.90	2.78	4.96
Preferred shares	2.77	3.06	5.45

(24) Net Operating Revenue

a)	Accounting policy

Total packages combining various fixed network, mobile, data, internet or television products or services, total revenue are allocated to each performance obligation based on its independent selling prices in relation to the total consideration of the package and recognized when (or as soon as) the obligation is met, regardless of whether or not items are delivered. When packages include a discount on the equipment, there is an increase in revenues recognized for the sale of handsets and other equipment, to the detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer in advance is recognized as a contractual asset in the statement of financial position.

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

Revenues from leasing contracts for equipment classified as financial leasing (“Vivo Tech” product) are recognized at the installation of the equipment, at which time the actual transfer of risk occurs. Revenues are recognized at the present value of future minimum contract payments.

Revenue from the sale of appliances to dealers is accounted for at the time of delivery and not at the time of sale to the final customer.

Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS (as the case may be), PIS and COFINS, as the case may be.

b)	Critical estimates and judgments

The Company has billing systems for services with intermediate cut–off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, different cycles of information, and data obtained from different sources which is processed by a large number of application and system, among others. These estimates are subject to significant uncertainties.

c)	Breakdown

	2020	2019	2018
Gross operating revenue	63,195,443	66,571,866	65,794,397
Services (1)	57,293,392	60,129,579	61,292,362
Sale of goods (2)	5,902,051	6,442,287	4,502,035

Deductions from gross operating revenue	(20,068,971)	(22,303,695)	(22,331,657)
Taxes	(13,022,712)	(13,894,361)	(14,559,915)
Services	(11,981,372)	(12,678,809)	(13,820,784)
Sale of goods	(1,041,340)	(1,215,552)	(739,131)

Discounts granted and return of goods	(7,046,259)	(8,409,334)	(7,771,742)
Services	(4,968,350)	(6,319,584)	(6,288,941)
Sale of goods	(2,077,909)	(2,089,750)	(1,482,801)

Net operating revenue	43,126,472	44,268,171	43,462,740
Services	40,343,670	41,131,186	41,182,637
Sale of Goods	2,782,802	3,136,985	2,280,103

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.

No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2020, 2019 and 2018.

(25) Operating Costs and Expenses

	Cost of sales and services	Selling expenses	General and administrative expenses	Total
2020
Personnel (1)	(775,789)	(2,522,455)	(442,716)	(3,740,960)
Third-party services (2)	(7,120,850)	(5,888,370)	(1,078,582)	(14,087,802)
Rental, insurance, condominium and connection means (3)	(1,284,943)	(59,578)	(45,140)	(1,389,661)
Taxes, charges and contributions (4)	(1,690,171)	(32,517)	(47,428)	(1,770,116)
Estimated impairment losses on accounts receivable (Note 4)	–	(1,740,358)	–	(1,740,358)
Depreciation and amortization (5)	(8,865,855)	(1,495,229)	(866,414)	(11,227,498)
Cost of goods sold	(2,878,533)	–	–	(2,878,533)
Materials and other operating costs and expenses	(76,942)	(133,048)	(44,713)	(254,703)
Total	(22,693,083)	(11,871,555)	(2,524,993)	(37,089,631)

2019
Personnel (1)	(758,780)	(2,568,363)	(430,409)	(3,757,552)
Third-party services (2)	(6,601,587)	(6,686,452)	(1,154,823)	(14,442,862)
Rental, insurance, condominium and connection means (3)	(1,388,217)	(78,401)	(57,359)	(1,523,977)
Taxes, charges and contributions (4)	(1,597,066)	(41,810)	(31,127)	(1,670,003)
Estimated impairment losses on accounts receivable (Note 4)	–	(1,682,348)	–	(1,682,348)
Depreciation and amortization (5)	(8,624,228)	(1,501,096)	(794,468)	(10,919,792)
Cost of goods sold	(3,156,964)	–	–	(3,156,964)
Materials and other operating costs and expenses	(32,105)	(142,752)	(29,910)	(204,767)
Total	(22,158,947)	(12,701,222)	(2,498,096)	(37,358,265)

2018
Personnel (1)	(872,032)	(2,574,498)	(549,610)	(3,996,140)
Third-party services (2)	(6,656,924)	(6,989,006)	(1,237,527)	(14,883,457)
Rental, insurance, condominium and connection means (3)	(2,957,489)	(147,613)	(202,881)	(3,307,983)
Taxes, charges and contributions (4)	(1,594,836)	(30,703)	(36,122)	(1,661,661)
Estimated impairment losses on accounts receivable (Note 4)	–	(1,533,660)	–	(1,533,660)
Depreciation and amortization (5)	(6,487,909)	(1,352,638)	(528,076)	(8,368,623)
Cost of goods sold	(2,406,099)	–	–	(2,406,099)
Materials and other operating costs and expenses	(50,478)	(204,623)	(44,754)	(299,855)
Total	(21,025,767)	(12,832,741)	(2,598,970)	(36,457,478)

(1)	Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock–based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.

(2)	Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.

(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.

(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.

(5)	Includes the consolidated amounts of R$2,225,639, R$1,939,401 and R$29,631 in the years ended December 31, 2020 2019 and 2018, respectively, related to the leases depreciation.

(26) Other Operating Income (Expenses)

	2020	2019	2018
Recovered expenses and fines (1)	993,551	503,777	3,962,150
Provisions for labor, tax and civil contingencies (Note 19) (2)	(673,905)	(625,480)	(1,258,966)
Net gain (loss) on asset disposal/loss (3)	425,562	408,160	114,853
Other operating income (expenses)	(201,120)	17,561	(367,115)
Total	544,088	304,018	2,450,922

Other operating income	1,419,113	929,498	4,077,003
Other operating expenses	(875,025)	(625,480)	(1,626,081)
Total	544,088	304,018	2,450,922

(1)	For the year ended December 31, 2020, includes tax credits amount to R$435,698, from the final court proceeding in favor of the Company, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from November 2001 to March 2016 and July 2002 to August 2003.

For the year ended December 31, 2018, includes tax credits amount to R$3,386,433, from the final court proceeding in favor of the Company, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.

(2)	For the year ended December 31, 2018, includes the write-off of judicial deposits in the amount of R$160,715.

(3)	The cumulative 2020 amount includes a net gain of R$93,257, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 12).

Following the sale of the assets, treated as a sale and leaseback transaction, a lease was executed for part of the structures sold with Telxius Torres Brasil Ltda, to continue the data transmissions necessary for provision of telephony services by the Company (Note 20).

(27) Financial Income (Expenses)

a)	Accounting policy

These include interest, monetary and exchange variations arising from short–term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest–yielding financial assets classified as financial assets at fair value through other comprehensive income, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

b)	Breakdown

	2020	2019	2018
Financial Income
Interest income	177,236	272,158	246,083
Interest receivable (customers, taxes and other)	98,232	177,636	118,476
Gain on derivative transactions (Note 31)	181,162	315,351	305,996
Foreign exchange variations on loans and financing (Note 20)	–	5,140	32,326
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others) (1)	780,663	209,447	3,341,211
Other financial income	114,237	153,138	68,548
Total	1,351,530	1,132,870	4,112,640

Financial Expenses
Loan, financing, debenture and leases charges (Note 20) (2)	(648,816)	(830,686)	(510,398)
Foreign exchange variation on loans and financing (Note 20)	–	(4,036)	(61,174)
Loss on derivative transactions (Note 31)	(179,128)	(263,388)	(295,208)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(129,030)	(144,779)	(186,238)
Other expenses with foreign exchange and monetary variation (contingencies, suppliers, taxes and others)	(805,823)	(615,291)	(963,463)
IOF, Pis, Cofins and other financial expenses (3)	(162,162)	(94,831)	(269,006)
Total	(1,924,959)	(1,953,011)	(2,285,487)
Financial income (expenses), net	(573,429)	(820,141)	1,827,153

(1)	For the year ended December 31, 2020, includes tax credits amounting to R$512,659, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from November 2001 to March 2016 and July 2002 to August 2003 (Note 8).

For the year ended December 31, 2018, includes tax credits amounting to R$2,926,247, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.

(2)	Includes the consolidated amounts of R$526,127, R$457,985 and R$45,501 in the years ended December 31, 2020, 2019 and 2018, respectively, related to leases charges.

(3)	Includes the amount of PIS and COFINS on the indexation for inflation credits in (1) above.

(28) Balances and Transactions with Related Parties

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

(a)	Fixed and mobile telephony services provided by Telefónica Group companies.

(b)	Digital TV services contracted.

(c)	Rental, maintenance of safety equipment and construction services contracted.

(d)	Corporate services passed through at the cost effectively incurred.

(e)	Right to use certain software licenses and maintenance and support contracted.

(f)	International transmission infrastructure for several data circuits and roaming services contracted.

(g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

(h)	Marketing services.

(i)	Information access services through the electronic communications network.

(j)	Data communication services and integrated solutions.

(k)	Long distance call and international roaming services.

(l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.

(m)	Brand fee for assignment of rights to use the brand.

(n)	Platform of health services.

(o)	Cost Sharing Agreement for digital business.

(p)	Rentals buildings.

(q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.

(r)	Integrated e–learning, online education and training solutions.

(s)	Factoring transactions, credit facilities for services provided by the Group’s suppliers.

(t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

(u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right–of–way related occupancy agreements with several highway concessionaires.

(v)	Adquira Sourcing platform – online solution to transact purchase and sale of various types of goods and services.

(w)	Digital media; marketing and sales, in–store and outdoor digital marketing services.

(x)	Lease transactions between the Company and Telxius Torres Brasil. The operations consist of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company.

(y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest.

(z)	Sale of digital products and creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

(aa)	Land purchase and sale operation.

(The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros (“TCS”) acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation with TCS, which is remunerated directly by the contracted insurer.

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		December 31, 2020			December 31, 2019
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	–	8	9,876	–	6	4,924
Telefónica Latinoamerica Holding	l)	–	–	19,188	–	–	40,105
Telefónica	l) / z)	–	–	4,796	–	10,873	2,555
	–		8	33,860	–	10,879	47,584
Other Group companies
Colombia Telecomunicaciones	k) / l)	–	151	–	–	159	520
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	–	3,113	221	–	1,961	69
T.O2 Germany GMBH CO. OHG	k)	–	330	–	–	1,688	–
Telefónica Venezolana	k) / l)	–	6,852	2,196	–	6,498	2,196
Telefônica Digital España	g) / l)	–	1,151	–	–	696	300
Telefônica Factoring do Brasil	a) / d) / s)	–	8,919	62	–	2,782	45
Telefónica International Wholesale Services II, S.L.	a) / j) / k)	–	54,249	–	–	58,490	–
Telefônica Serviços de Ensino	a) / d) / p)	–	130	24	–	153	14
Telefónica Moviles Argentina	j) / k)	–	5,883	–	–	5,145	–
Telefónica Moviles España	k)	–	1,783	–	–	1,536	–
Telefónica USA	j)	–	4,126	–	–	5,319	–
Telfisa Global BV	q)	47,313	–	–	59,657	–	–
Telxius Cable Brasil	a) / d) / l) / p)	–	4,624	223	–	11,382	4,895
Telxius Torres Brasil	a) d) / p) / x)	–	960	9,164	–	5,429	6,611
Terra Networks Mexico, Terra Networks Peru e Terra Networks Argentina	g) / h)	–	5,617	–	–	5,598	–
Telefónica Cyber Tech Brasil	a) / d) / j) /p)	–	439	23,416	–	–	–
Outras	a) / d) / g) / h) / j) / k) / l) / p)	–	7,014	3,669	–	12,189	2,732
		47,313	105,341	38,975	59,657	119,025	17,382
Total		47,313	105,349	72,835	59,657	129,904	64,966

		Balance Sheet – Liabilities
		December 31, 2020		December 31, 2019
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities and leases
Parent Companies
SP Telecomunicações Participações	y)	–	27,599	–	23,524
Telefónica	l) / m)	8,274	673	2,907	40
		8,274	28,272	2,907	23,564
Other Group companies
Colombia Telecomunicaciones	k)	157	–	816	–
Fundação Telefônica	l)	–	–	–	86
Media Networks Latin America S.A.C.	b)	5,660	–	9,245	–
Telefónica International Wholesale Services Brasil	f) / l)	52,161	318	44,835	318
T.O2 Germany GMBH CO. OHG	k)	769	–	5,000	–
Telefónica Venezolana	k)	6,038	–	6,044	–
Telefónica Compras Electrónica	v)	32,187	–	28,169	–
Telefônica Digital España	o)	115,899	–	68,015	–
Telefônica Factoring do Brasil	s)	–	1,551	–	4,057
Telefónica Global Technology	e)	30,535	–	28,854	–
Telefónica International Wholesale Services II, S.L.	f) / k)	80,254	–	66,976	–
Telefônica Serviços de Ensino	r)	4,480	–	8,373	–
Telefónica Moviles Argentina	k)	757	–	3,638	–
Telefónica Moviles España	k)	1,283	–	3,488	–
Telefónica USA	f)	12,688	269	16,015	267
Telxius Cable Brasil	f) / l)	18,937	1,572	47,168	1,572
Telxius Torres Brasil	l) / x)	74,655	1,393,898	30,018	480,589
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	5,231	–	7,105	–
Telefónica Cyber Tech Brasil	aa)	15,131	–	–	–
Companhia AIX Participações	a) / u)	–	78,236	2,050	–
Outras		24,243	223	26,555	42
		481,065	1,476,067	402,364	486,931
Total		489,339	1,504,339	405,271	510,495
Current liabilities
Trade accounts payable and other payables (Note 16)		489,339	–	405,271	–
Leases (Note 20)		–	346,291	–	55,920
Other liabilities (Note 22)		–	33,244	–	29,529
Non-current liabilities		–
Leases (Note 20)		–	1,124,217	–	424,461
Other liabilities (Note 22)		–	587	–	585

		Income statement
		2020			2019			2018
Companies	Type of transaction	Operating revenues	Operating revenues (cost and other expenses)	Financial result	Operating revenues	Operating revenues (cost and other expenses)	Financial result	Operating revenues	Operating revenues (cost and other expenses)	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	10	558	–	5	497	–	–	347	–
Telefónica Latinoamerica Holding	l)	–	19,181	7,217	–	18,309	851	–	16,466	9,077
Telefónica	l) / m)	–	(427,868)	(13,163)	–	(422,958)	(5,226)	–	(373,690)	(16,680)
		10	(408,129)	(5,946)	5	(404,152)	(4,375)	–	(356,877)	(7,603)
Other Group companies
Colombia Telecomunicaciones	k) / l)	110	306	118	111	321	(17)	250	(4,280)	(2,145)
Fundação Telefônica	t)	–	(9,998)	–	–	(11,971)	–	–	(12,223)	–
Telefónica International Wholesale Services Brasil	a) / d) / f) / l) / p)	5,586	(105,384)	–	757	(104,105)	(54)	2,006	(101,272)	–
Media Networks Latin America S.A.C.	b)	–	(28,471)	(246)	–	(41,023)	(596)	–	(34,791)	(1,007)
Telefônica Serviços de Ensino	a) / d) / p) / r)	877	(26,072)	–	1,085	(35,228)	–	1,158	(49,130)	–
T.O2 Germany GMBH CO. OHG	k)	32	3,565	823	(100)	489	1,845	148	(1,975)	–
Telefónica Venezolana	k)	–	–	–	–	–	–	–	(34,534)	–
Telefónica Compras Electrónica	v)	–	(33,919)	–	–	(30,814)	–	–	(124,537)	(813)
Telefônica Digital España	g) / l) / o)	366	(142,343)	(22,992)	299	(127,182)	(3,016)	2,416	212	2,601
Telefônica Factoring do Brasil	a) / d) / s)	7,674	252	(1,551)	2,418	239	(4,048)	–	(36,738)	(4,134)
Telefónica Global Technology	e)	–	(80,784)	(6,470)	–	(63,947)	388	1,568	(54,210)	–
Telefónica International Wholesale Services II, S.L.	a)/ f) / j) / k)	65,246	(88,730)	9,451	48,819	(75,693)	(4,128)	53,357	(64,036)	9,771
Telefónica Moviles Argentina	j) / k)	2,152	1,340	200	4,030	(3,437)	90	5,916	(3,437)	–
Telefónica Moviles España	k)	554	949	(62)	410	(1,737)	545	(209)	(4,166)	–
Telefónica USA	f) / j)	–	(17,186)	(436)	38	(19,793)	1,700	1,518	(19,441)	(539)
Telxius Cable Brasil	a) / d) / f) / l) / p)	12,066	(314,327)	(30,251)	13,585	(252,436)	(7,415)	49,777	(206,095)	(7,896)
Telxius Torres Brasil	a) / d) / p) / x)	8,902	1,178	(69,137)	3,652	756	(24,144)	3,218	(129,706)	–
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	847	(8,428)	166	2,535	(5,639)	567	–	(2,794)	1,450
Telefónica Cyber Tech Brasil	a) / aa)/ d) / j) /p)	347	(15,544)	–	–	–	–	–	–	–
Companhia AIX Participações	a) / u)	28	–	(1,252)	38	(24,174)	–	75	(22,645)	–
Other	a) / c) / d) / e) / f) / g) / h) / i) / j) / k) / l) / n) / o) / p) / q) / w)	3,075	(17,795)	1,494	6,860	(58,763)	588	4,840	(27,116)	(244)
		107,862	(881,391)	(120,145)	84,537	(854,137)	(37,695)	126,038	(932,914)	(2,956)
Total		107,872	(1,289,520)	(126,091)	84,542	(1,258,289)	(42,070)	126,038	(1,289,791)	(10,559)

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2020 and 2019 totaled R$27,802 and R$25,483, respectively. Of this amount, R$17,470 (R$16,758 on December 31, 2019) corresponds to salaries, benefits and social charges and R$10,332 (R$8,725 on December 31, 2019) to variable compensation.

These were recorded as personnel expenses in General and administrative expenses (Note 25).

For the years ended December 31, 2020 and 2019, the Directors and Officers received no pension, retirement or similar benefits.

(29) Share-Based Payment Plans

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

The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return – “TSR”), compared with the growth in TSR for companies of the Group in an established basis of comparison and the Telefónica Group’s FCF.

On December 31, 2020, the value of Telefónica’ share price was Eur 3.2450.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 25), corresponding to R$19,196 and R$10,833 for the years ended December 31, 2020 and 2019.

The main plans in effect on December 31, 2020 are detailed below:

Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

Telefónica’s Annual Shareholders’ Meeting, held on June 8, 2018, approved a long–term program with the objective of rewarding the commitment, outstanding performance and high potential of its executives at a global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned initial actions. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the goal is achieved.

•	The 2018–2020 cycle (January 1, 2018 to December 31, 2020): includes 122 active executives with potential rights to receive 101,000 shares of Telefónica.

•	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 152 active executives with potential rights to receive 128,000 shares of Telefónica.

•	The 2020–2022 cycle (January 1, 2020 to December 31, 2022): includes 170 active executives with potential rights to receive 136,400 shares of Telefónica.

Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

Telefónica’s Annual Shareholders’ Meeting, held on June 8, 2018, approved a long–term program with the objective of rewarding the commitment, outstanding performance and high potential of its Directors at the global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned shares. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the target is reached.

•	The 2018–2020 cycle (January 1, 2018 to December 31, 2020): includes 94 active executives (including 2 executives appointed under the Company’s by–laws), with the potential right to receive 740,345 shares of Telefónica.

•	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 94 active executives (including 3 executives appointed under the Company’s by–laws), with the potential right to receive 995,237 shares of Telefónica.

•	The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 106 active executives (including 3 executives appointed under the Company’s by–laws), with the potential right to receive 601,444 shares of Telefónica.

Global Employee Share Plan (“GESP”)

Employees enrolled in the plan acquired Telefónica shares through monthly contributions of €25 to €150 (or the equivalent in local currency) up to €1,800 over 12 months (acquisition period).

The 12 months following the purchase period are the retention period for the purchased shares. At the end of the 2nd year, reward shares will be delivered, that is, for every two shares purchased by the employee, a free share will be granted.

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

On December 31, 2020 and 2019, the consolidated liability balances of the plans mentioned above were R$86,296 and R$40,523, respectively, including taxes.

(30) Pension Plans and Other Post-Employment Benefits

a)	Accounting policy

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year–end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long–term National Treasury Notes – “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

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

c)       Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and Visão Prev.

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long–term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN’s, LFT’s, LTN’s, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices).

Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long–term inflation rate that may erode the profitability of fixed income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long–term assets.

With the exception of the Companhia Telefônica Brasileira (“CTB”) and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company’s assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is on December 31, 2020 and 2019, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2020, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2020, both plans projected for December 31, 2020. For comparative exercises, the actuarial valuation made for the PAMA health plan and health plan Law No. 9,656/98 used the registration of the participants with a base date of December 31, 2019, both plans projected for December 31, 2019.

c.1.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA–PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA–PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

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

As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as (i) retirees and their dependents; and (ii) dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

c.2) Post-employment Social Security Plans

The actuarial valuation made for the pension plan (CTB, PBS-A, Telefônica BD and Visão Plans) used the registration of the participants with a base date of July 31, 2020, projected for December 31, 2020 and the registration of the participants with a base date of July 31, 2019, projected for December 31, 2019.

They include the PBS Assisted Plans (“PBS-A”), CTB, Telefônica DB and Visão.

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

According to PREVIC Ordinance No. 1,061, of December 5, 2019, published in the DOU on December 9, 2019, Sistel approved the distribution of part of its surplus, in the form of PBS-A’s special reserve, with reversal of values to sponsors and improvement of benefits, in the form of temporary income, to those assisted. The participation corresponding to the Company in the distribution of this reserve was calculated in the amount of R$215,328, with expected distribution in the form of 36 monthly payments, corrected by the plan’s income (Note 10).

Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2020 and 2019. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

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

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$40,983 on December 31, 2020 (R$27,963 on December 31, 2019).

The contributions to the Visão Telefônica and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contributions made only by the participant.

In addition, the participant has the possibility to choose one of five investment profiles to apply to their balance, and they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long–Term.

c.3) Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets):

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,238,700	1,863,359	4,102,059	2,429,478	2,016,614	4,446,092
Fair value of plan assets	3,411,297	1,004,048	4,415,345	3,696,914	1,001,112	4,698,026
Net liabilities (assets)	(1,172,597)	859,311	(313,286)	(1,267,436)	1,015,502	(251,934)
Asset limitation	1,081,325	21,480	1,102,805	1,128,691	57,371	1,186,062
Current assets	(82,935)	–	(82,935)	(71,776)	–	(71,776)
Non-current assets	(82,127)	–	(82,127)	(149,163)	–	(149,163)
Current liabilities	6,475	15,680	22,155	6,937	18,620	25,557
Non-current liabilities	67,315	865,111	932,426	75,257	1,054,253	1,129,510

c.3.2) Total expenses recognized in the statement of income:

	2020			2019			2018
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,036	26,576	29,612	3,155	16,293	19,448	2,931	13,722	16,653
Net interest on net actuarial assets/liabilities	(10,385)	82,151	71,766	5,713	56,612	62,325	6,074	45,892	51,966
Total	(7,349)	108,727	101,378	8,868	72,905	81,773	9,005	59,614	68,619

c.3.3) Amounts recognized in other comprehensive income (loss)

	2020			2019			2018
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	114,556	(256,010)	(141,454)	(188,889)	412,416	223,527	(186,170)	184,527	(1,643)
Asset limitation effect	(128,320)	(40,137)	(168,457)	(24,297)	2,430	(21,867)	188,259	(93,125)	95,134
Total	(13,764)	(296,147)	(309,911)	(213,186)	414,846	201,660	2,089	91,402	93,491

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	(138,745)	1,072,873	934,128	68,368	600,113	668,481
Business combinations	–	–	–	–	1,994	1,994
Expenses	(7,349)	108,727	101,378	8,868	72,905	81,773
Sponsor contributions	(8,229)	(4,662)	(12,891)	(8,776)	(16,985)	(25,761)
Amounts recognized in OCI	(13,764)	(296,147)	(309,911)	(213,186)	414,846	201,660
Distribution of reserves	76,815	–	76,815	5,981	–	5,981
Net defined benefit liability (asset) at the end of the year	(91,272)	880,791	789,519	(138,745)	1,072,873	934,128
Actuarial assets per balance sheet	(165,062)	–	(165,062)	(220,939)	–	(220,939)
Actuarial liabilities per balance sheet	73,790	880,791	954,581	82,194	1,072,873	1,155,067

c.3.5) Changes in defined benefit liability

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	2,429,478	2,016,614	4,446,092	2,011,355	1,313,157	3,324,512
Liability assumed after acquisition of company	–	–	0	–	1,994	1,994
Current service costs	3,036	26,576	29,612	3,155	16,293	19,448
Interest on actuarial liabilities	167,991	150,510	318,501	175,695	121,088	296,783
Benefits paid	(171,177)	(48,101)	(219,278)	(165,929)	(53,724)	(219,653)
Member contributions paid	346	–	346	323	–	323
Actuarial losses (gains) adjusted by experience	(70,783)	(33,088)	(103,871)	93,699	226,928	320,627
Actuarial losses (gains) adjusted by demographic assumptions	(8,378)	(52,071)	(60,449)	–	(44,249)	(44,249)
Actuarial losses (gains) adjusted by financial assumptions	(111,813)	(197,081)	(308,894)	311,180	435,127	746,307
Defined benefit liability at the end of the year	2,238,700	1,863,359	4,102,059	2,429,478	2,016,614	4,446,092

c.3.6) Changes in the fair value of plan assets

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	3,696,914	1,001,112	4,698,026	2,999,669	763,325	3,762,994
Benefits paid	(164,587)	(43,477)	(208,064)	(159,001)	(36,774)	(195,775)
Participants contributions paid	346	–	346	323	–	323
Sponsor contributions paid	1,638	38	1,676	1,848	35	1,883
Interest income on plan assets	259,331	72,604	331,935	266,287	69,137	335,424
Return on plan assets excluding interest income	(305,530)	(26,229)	(331,759)	593,769	205,389	799,158
Distribution of reserves	(76,815)	–	(76,815)	(5,981)	–	(5,981)
Fair value of plan assets at the end of the year	3,411,297	1,004,048	4,415,345	3,696,914	1,001,112	4,698,026

c.3.7) Changes in asset limitation

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,128,691	57,371	1,186,062	1,056,682	50,281	1,106,963
Interest on the asset limitation	80,954	4,246	85,200	96,306	4,661	100,967
Changes in the assets limitation, except interest	(128,320)	(40,137)	(168,457)	(24,297)	2,429	(21,868)
Asset Limitation at the end of the year	1,081,325	21,480	1,102,805	1,128,691	57,371	1,186,062

c.3.8) Results projected for 2021

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,183	21,361	23,544
Net interest on net defined benefit liability/asset	7,062	70,436	77,498
Total	9,245	91,797	101,042

c.3.9) Sponsoring company contributions projected for 2021

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	1,670	6,475	8,145
Benefits paid directly by the sponsor	–	15,686	15,686
Total	1,670	22,161	23,831

c.3.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2020	7.9 years	16.3 years
In 2019	8.3 years	18.1 years

c.3.11) Actuarial assumptions

December 31, 2020
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.4% / PBS-A: 7.4% / Telefônica BD: 7.7% / CTB: 7.0%	PAMA and PCE: 7.7% / Law 9.656/98: 7.9%
Future salary growth rate	CTB and PBS-A: N/A / Visão telefônica: 4.8% / Visão Multi: 6.4% / Telefônica BD: 4.6%	N/A
Medical expense growth rate	N/A	6.6%
Nominal annual adjustment rate of pension benefits	3.5%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Male, down-rated by 60% Visão: N/A	PAMA and PCE: RP-2000 Disabled Male, down-rated by 40% Law 9.656/98: RP-2000 Disabled Male, down-rated by 60%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão Telefônica: Álvaro Vindas, down-rated by 50% Visão: Light-Fraca, down rated by 50%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2020 as follows: (i) Long–term inflation rate 3.5%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

December 31, 2019
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.6% / PBS-A and Telefônica BD: 7.2% / CTB: 7.0%	PAMA and PCE: 7.4% / Law 9.656/98: 7.5%
Future salary growth rate	CTB and PBS-A: N/A / Visão and Telefônica BD: 5.5%	N/A
Medical expense growth rate	N/A	6.9%
Nominal annual adjustment rate of pension benefits	3.8%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	Telefônica BD: Light-Forte / PBS-A and CTB: N/A / Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2019 as follows: (i) Long–term inflation rate 3.8%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

c.3.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long–term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,238,700	1,863,359	4,102,059
Defined benefit liability, based on prior–year actuarial assumptions	2,358,891	2,112,510	4,471,401
Difference from change in actuarial assumptions	(120,191)	(249,151)	(369,342)

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

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	2,238,700	1,863,359	4,102,059
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	2,152,416	1,729,350	3,881,766
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,332,035	2,012,077	4,344,112

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,238,700	1,863,359	4,102,059
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,238,700	2,176,479	4,415,179
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,238,700	1,611,501	3,850,201

c.3.14) Allocation of plan assets

	December 31, 2020		December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,878,204	938,986	3,067,926	940,144
Treasury Financial Letter	183,744	65,062	270,676	60,968
Repurchase operations	171,534	–	172,895	–
Debentures	22,104	–	16,818	–
Treasury Financial Letter (LFT)	15,099	–	14,238	–
FIDC shares / Others	22,815	–	24,517	–
National Treasury Notes (LTN)	167	–	282	–
Variable income investments
Investments linked to funds and market indexes	5,678	–	6,265	–
Investments in other sectors	286	–	622	–
Real estate investments	90,325	–	100,701	–
Loans to participants	19,374	–	19,870	–
Structured and overseas investments	1,967	–	2,104	–
Total	3,411,297	1,004,048	3,696,914	1,001,112

(31) Financial Instruments and Risk and Capital Management

a)	Accounting policy

a.1) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.

The classification of financial assets at initial recognition depends on the contractual cash flow characteristics of the financial asset and the business model for the management of these assets.

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it needs to generate cash flows that are “exclusively payments of principal and interest” on the principal amount outstanding. This assessment is carried out at the level of each financial instrument.

Financial assets with cash flows that are not exclusively payments of interest principal are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Financial assets classified and measured at amortized cost are maintained in a business plan with the objective of maintaining financial assets in order to obtain contractual cash flows while financial assets classified and measured at fair value against other comprehensive income are maintained in a business model. with the objective of obtaining contractual cash flows and also for the purpose of sale.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short–term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

•	Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.

•	Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in profit or loss.

•	Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the statement of income.

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•	The rights to receive the cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass–through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company and its subsidiaries apply an impairment model for financial assets based on expected credit losses, using a simplified method for certain short and long–term assets (commercial receivables, lease receivables and contractual assets).

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

a.2) Financial liabilities

Initial recognition and measurement

Upon initial recognition, a financial liability is classified into the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) derivatives designated as hedge instruments in an effective hedge, as appropriate.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, leases, contingent payments (when applicable) and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

•	Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the statement of income when incurred.

•	Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

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

a.3) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

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

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

•	Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

•	Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned above.

a.4) Financial instruments – net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

a.5) Derivative financial instruments and hedge accounting

A hedge relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: (i) there is an economic relationship between the hedged item and the hedging instrument; (ii) the credit risk effect does not influence the changes in value that result from this economic relationship; and (iii) the hedge ratio of the hedging relationship is the same as that resulting from the amount of the hedged item that the entity effectively protects and the amount of the hedge instrument that the Company effectively uses to protect that amount of hedged item.

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

The Company’s contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

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

Classification between current and non-current

Derivative financial instruments are classified as current and non-current or segregated into short and long–term portions based on an evaluation of the contractual cash flows.

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

Management believes that the Company’s internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

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

On December 31, 2020 and 2019, the Company held no embedded derivatives contracts.

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

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency’s coupon–rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Assets position	411,650	515,261	69,416	72,163

Foreign Currency	316,322	72,790	1,265	–
US$ (1)	97,753	72,790	306	–
EUR (1)	91,863	–	888	–
NDF US$ (3)	126,706	–	71	–

Floating rate	44,560	369,491	127	1,818
CDI (1)	44,560	369,491	127	1,818

Inflation rates	50,768	72,980	68,024	70,345
IPCA (2)	50,768	72,980	68,024	70,345

Liabilities position	(411,650)	(515,261)	(74,980)	(56,133)

Floating rate	(240,384)	(145,770)	(67,609)	(56,133)
CDI (1) (2)	(240,384)	(145,770)	(67,609)	(56,133)

Fixed rate	(126,706)	–	(6,662)	–
NDF US$ (3)	(126,706)	–	(6,662)	–

Foreign Currency	(44,560)	(369,491)	(709)	–
US$ (1)	(44,560)	(365,161)	(709)	–
EUR (1)	–	(4,330)	–	–

	Assets position		69,416	72,163
	Current		5,902	19,282
	Non-current		63,514	52,881
	Liabilities position		(74,980)	(56,133)
	Current		(8,864)	(1,921)
	Non-current		(66,116)	(54,212)
	Amounts receivable, net		(5,564)	16,030

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$92,924)) and (US$ and CDI x US$) (R$51,545) – maturing through February 19, 2021 to hedge currency risk affecting net amounts payable (carrying amount R$92,928 in Euros and LIBOR) and receivables (carrying amount R$51,545 in US$).

(2)	IPCA x CDI swaps (R$246,816) – maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$276,167).

(3)	NDF US$ x R$ (R$119,838) – forward operations contracted with maturity up to June 11, 2021, with the objective of protecting against risks of exchange rate variations in service contracts (book value of R$119,838 in dollars).

The table below shows the breakdown of swaps maturing after December 31, 2020:

	Maturing in
Swap contract	2021	2022	2023	2024	2025	2026 onwards	Amount receivable (payable) on December 31, 2020
Foreign currency x CDI	(299)	–	–	–	–	–	(299)
CDI x Foreign Currency	(582)	–	–	–	–	–	(582)
IPCA x CDI	4,510	5,015	5,160	5,137	5,076	(22,990)	1,908
NDF US$ x Fixed rate	(6,591)	–	–	–	–	–	(6,591)
Total	(2,962)	5,015	5,160	5,137	5,076	(22,990)	(5,564)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On December 31, 2020 and 2019, the transactions with derivatives generated a positive consolidated net result of R$2,034 and R$51,963, respectively (Note 27).

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

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above–mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above–mentioned three scenarios on December 31, 2020.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	92,924	116,155	139,386
Payables in EUR	Debt (appreciation risk EUR)	(94,517)	(118,146)	(141,777)
Receivables in EUR	Debt (depreciation risk EUR)	1,549	1,937	2,324
	Net Exposure	(44)	(54)	(67)

Hedge (assets position)	Derivatives (depreciation risk )US$)	51,545	64,431	77,318
Payables in US$	Debt (appreciation risk US$)	(284,102)	(355,127)	(426,153)
Receivables in US$	Debt (depreciation risk US$)	232,557	290,696	348,835
	Net Exposure	–	–	–

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	246,815	233,184	220,868
Debt in IPCA	Debt (risk of increase in IPCA)	(276,167)	(262,536)	(250,220)
	Net Exposure	(29,352)	(29,352)	(29,352)

Hedge (assets position)	Derivatives (depreciation risk US$)	119,838	149,798	179,757
OPex in US$	OPex (appreciation risk US$)	(119,838)	(149,798)	(179,757)
	Net Exposure	–	–	–

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	205,654	205,655	205,656
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(246,816)	(233,184)	(220,868)
	Net Exposure	(41,162)	(27,529)	(15,212)

Total net exposure in each scenario		(70,558)	(56,935)	(44,631)
Net effect on changes in current fair value		–	13,623	25,927

The assumptions used by the Company for the sensitivity analysis on December 31, 2020 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.1967	6.4959	7.7951
EUR	6.3756	7.9695	9.5634
IPCA	4.31%	5.39%	6.47%
IGPM	23.14%	28.93%	34.71%
CDI	1.90%	2.38%	2.85%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on December 31, 2020, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

d) Classification of financial assets and liabilities by category and fair value hierarchy

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Below, we present the composition and classification of financial assets and liabilities as of December 31, 2020 and 2019.

			Book value		Fair value
	Classification by category	Fair value hierarchy	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,762,081	3,393,377	5,762,081	3,393,377
Trade accounts receivable (Note 4)	Amortized cost		8,182,667	8,719,497	8,182,667	8,719,497
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	5,902	19,282	5,902	19,282

Non-current
Investments pledged as collateral	Amortized cost		46,280	63,766	46,280	63,766
Trade accounts receivable (Note 4)	Amortized cost		379,898	440,453	379,898	440,453
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	63,514	52,881	63,514	52,881
Total financial assets			14,440,342	12,689,256	14,440,342	12,689,256

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		6,613,004	6,871,799	6,613,004	6,871,799
Loans, financing and leases (Note 20)	Amortized cost		375,756	1,020,061	375,772	1,021,810
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	2,262,048	2,029,246	2,262,048	2,029,246
Debentures (Note 20)	Amortized cost		1,044,668	1,077,183	1,030,528	1,104,539
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	8,864	1,921	8,864	1,921

Non-current
Loans, financing and leases (Note 20)	Amortized cost		51	25,093	49	24,106
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	8,556,735	7,161,875	8,556,735	7,161,875
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	–	484,048	–	484,048
Debentures (Note 20)	Amortized cost		999,908	2,027,167	986,662	1,948,705
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	66,116	54,212	66,116	54,212
Total financial liabilities			19,927,150	20,752,605	19,899,778	20,702,261

e)	Capital management

The purpose of the Company’s capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company’s business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2020, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short–term investments to secure BNB financing, accounts receivable for credit rights (FIDC) and guarantor of the contingent consideration liability.

In 2020, there was a favorable decision and conversion into income for the Company of the judicial deposit guaranteeing the contingent consideration liability (Note 9) and, consequently, the amount of the contingent consideration was paid to Vivendi (Note 20).

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	5,762,081	3,393,377
Accounts receivable – FIDC	1,975	–
Loans, financing, debentures, leases and contingent consideration	(13,239,166)	(13,824,673)
Derivative transactions, net	(5,564)	16,030
Short–term investment pledged as collateral	–	13,212
Asset guarantor of contingent consideration	–	484,048
Net debt	7,480,674	9,918,006
Net equity	69,556,764	70,455,578
Net debt-to-equity ratio	10.75%	14.08%

f)	Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt–related financial instruments.

f.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$3,845 thousand, €14,508 thousand and £66 thousand paid by December 31, 2020 and US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019) to mitigate its foreign exchange risks.

f.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,570,106 and R$3,143,209 on December 31, 2020 and 2019, respectively, mostly in short–term CDI–based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

f.3) Liquidity Risk

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

On December 31, 2020	2021	2022	2023	2024	2025	2026 onwards	Total
Trade accounts payable	6,613,004	–	–	–	–	–	6,613,004
Loans and financing	63	48	4	–	–	–	115
Leases	2,262,043	2,270,112	2,118,655	1,551,657	925,972	1,690,339	10,818,778
Debentures	1,062,237	1,021,647	–	–	–	–	2,083,884
Derivative transactions	8,864	–	–	–	–	66,116	74,980
Total	9,946,211	3,291,807	2,118,659	1,551,657	925,972	1,756,455	19,590,761

f.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre–activated for the distribution network.

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

Credit risk on sales of pre–activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first–tier financial institutions as per current credit policies of financial counterparts.

f.5) Social and Environmental Risks

The Company’s operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, remedies, adjustment of conduct, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations, in addition to damage to our reputation in the market. The realization of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company’s business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingencies from outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers filing claims against the service provider and Company, requesting inclusion the Company as an assessor, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions or even the recognition of the service provider’s direct link with the Company. The demands that are known to Telefónica are already provided.

f.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high–risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

On December 31, 2020, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

f.7) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, the main telecommunications industry regulator in the country, regulates, among other things: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions; interconnection and settlement arrangements; and universal service obligations.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operate under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. According to the Company operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. If the Company failure to comply with such requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures can include regulations intended to rebalance markets in which a market participant has distinct market power over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of the Company's revenue and cost bases. Such fees are charged by telecommunications service providers to each other in order to allow interconnected use of each other’s networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees the Company can receive, or ability to collect such fees, the Company's businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or stricter operational and/or service requirements; the granting of operating licenses in our areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant fines or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

f.8) Compliance

The Company complies with Brazilian anti–corruption laws and regulations where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti–corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti–corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti–corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

f.9) Impacts of the Coronavirus pandemic (COVID-19)

In March 2020, the World Health Organization (“WHO”) declared that the outbreak of Coronavirus (COVID-19) was a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and is causing the weakening of economic conditions, both in Brazil and abroad.

As part of efforts to curb the spread of COVID-19, federal, state and municipal governments at times imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of businesses closings slowdowns. Such restrictions had an adverse impact on the Company and some of its customers and suppliers, had operated during a period with a fraction of their capacities or completely paralyzed their operations, which adversely affected the Company’s sales.

As the events surrounding the COVID-19 pandemic continued to occur during the year of 2020, the Company’s main focus was and will continue to be the health, safety and well–being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous security measures in order to protect its employees, customers and suppliers. These measures include, among others, adhering to social distance protocols, allowing the majority of its employees to work from home, suspending non-essential travel, disinfecting facilities and work spaces extensively and frequently, suspending non-essential visitors and requiring the use of facial masks for employees who need to be present at the Company’s facilities. The Company expects to continue with these security measures and will be able to take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, except for essential companies and services, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company experienced reduced demand and, consequently, has experienced some impacts on business and results. The prolongation of this situation may have a significant adverse effect on the economies and global financial markets, as well as on the Company’s business, results of operations and financial situation.

The possible effects on the Company’s business will depend on the extent of the COVID-19 pandemic, despite the fact that some vaccines have already been developed in other countries and are being approved in Brazil.

Thus, the Company may not be able to accurately predict the impacts on the business, as it will depend on the evolution of the following factors:

•	The duration and scope of the pandemic.

•	Government, business and individual actions that were and continue to be taken in response to the pandemic.

•	The impact of the pandemic on economic activity and actions taken in response.

•	The time it will take for economic activity to return to previous levels.

•	The effect on the Company’s customers and the demand for its products and services.

•	The Company’s ability to continue selling its products and services, including to those working from home.

•	Ability of the Company’s customers to pay for its products and services; and

•	Any closings of the Company’s facilities and those of its customers and suppliers.

•	Among the main impacts resulting from COVID-19, of note, are:

•	Total closure of retail stores at the end of March 2020, with a gradual reopening. Currently, all stores have returned to activities.

•	The Company offered its customers the possibility of making installments with payments in up to 10 installments, free of fines and interest.

•	The Company prepaid receivables from suppliers in the second and third quarters of 2020, of approximately R$2 billion, as a way of supporting the cash flow of these companies to maintain their productive activities.

•	Under Provisional Measure 936/2020 (MP No. 936), during the months of May to December 2020, the Company’s employees received, directly from the Federal Government, an emergency benefit payment estimated at R$34.5 million.

•	Evaluation of the matrix of provisions for estimated losses to reduce the recoverable value of accounts receivable and inventories; and

•	Under Provisional Measure 952/2020 (MP nº 952), the deadline for payment of the Fistel fee, which was due in March 2020. In August 2020, the Company paid R$416.5MM.

(32) Additional Information on Cash Flows

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2020 and 2019.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2019	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Costs and expenses incurred	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on December 31, 2020
Interim dividends and interest on equity	3,587,417	(5,259,367)	–	–	–	–	5,537,948	3,865,998
Loans and financing	1,045,124	(1,018,674)	(49,675)	28,499	–	370,538	–	375,812
Leases	9,191,151	(2,909,214)	(502,537)	210,836	–	4,828,542	–	10,818,778
Debentures	3,104,350	(1,025,583)	(123,202)	89,011	–	–	–	2,044,576
Derivative financial instruments	(16,030)	15,186	–	6,408	–	–	–	5,564
Contingent Consideration	484,048	(344,217)	(105,678)	6,555	(40,708)	–	–	–
Total	17,396,060	(10,541,869)	(781,092)	341,309	(40,708)	5,199,080	5,537,948	17,110,728

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2018	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Initial adoption IFRS 16	Interim and unclaimed dividends and interest on equity	Balance on December 31, 2019
Interim dividends and interest on equity	4,172,916	(6,176,842)	–	–	–	–	5,591,343	3,587,417
Loans and financing	2,106,814	(2,070,665)	(129,974)	171,636	967,313	–	–	1,045,124
Leases	393,027	(1,559,165)	(415,496)	350,772	1,803,941	8,618,072	–	9,191,151
Debentures	3,173,910	(66,830)	(201,516)	198,786	–	–	–	3,104,350
Derivative financial instruments	(56,150)	91,543	26,234	(77,657)	–	–	–	(16,030)
Contingent Consideration	465,686	–	–	18,362	–	–	–	484,048
Total	10,256,203	(9,781,959)	(720,752)	661,899	2,771,254	8,618,072	5,591,343	17,396,060

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

	December 31, 2020	December 31, 2019
Initial adoption IFRS 16 on January 1, 2019	–	8,618,072
Financing transactions with suppliers	370,538	967,313
Acquisition of assets through leases	4,828,542	1,803,941
Total	5,199,080	11,389,326

(33) Contractual Commitments

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On December 31, 2020, the total nominal values equivalent to the full contract period were:

Year
2021	1,429,424
2022	1,319,222
2023	1,296,793
2024	540,585
2025	388,329
2026 onwards	873,058
Total	5,847,411

(34) OI’s Group Mobile Assets Auction Outcome

On December 14, 2020, the Company, in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020 and September 7th, 2020, informed its shareholders and the market in general that the offer presented by the Company jointly with TIM S.A. and Claro S.A. (the Company, jointly with TIM S.A. and Claro S.A., the “Purchasers”) was declared the winner of the competitive process for purchase of the mobile business assets – Personal Mobile Service of the Oi Group (“UPI Mobile Assets”), in the auction held on the same date hereof at the 7th Corporate Court of Rio de Janeiro. The Judicial Recovery Court approved the Purchasers’ offer as winner of the bid, after favorable opinion from the Public Prosecution of the State of Rio de Janeiro and the Judicial Administrator.

The total amount was R$16,500,000, of which R$15,744,000 represents the offer base price (“Base Price”) and R$756,000 refers to transitional services to be rendered for up to 12 months by the Oi Group to the Purchasers (“Transitional Services”); besides the compensation for the take–or–pay data transmission Capacity Agreement, of which the current net present value (NPV) corresponds to R$819,000.

Subject to the terms, conditions and payment calendar set forth in the SPE Mobile Assets Share Purchase and Sale Agreement, a draft of which is attached as Exhibit 5.3.9.1 of the Amendment to the Original Plan and Exhibit I to the Notice for judicial assignment of UPI Mobile Assets (“Agreement”), the Base Price and the amount for the Transitional Services shall be paid at the moment of effectiveness of the transaction (“Closing”), that is the date of execution of the Transitional Services agreement. The Data Transmission Capacity Agreement shall also be executed on the Closing date and its payment shall be made according to the terms and conditions thereof.

The Company shall disburse an amount corresponding to 33% of the Base Price and of the Transitional Services, equivalent to approximately R$5,5 billion. With regards to the Capacity Agreement and considering its specific characteristics and the Company’s needs, the total current amount to be disbursed by the Company corresponds to approximately R$179 million or 22% of the agreement’s total Net Present Value (NPV).

Subject to the continuity of the current market conditions and necessary internal approvals, as well as, in light of its robust financial parameters and strong cash flow generation, the Company intends to use its own resources to finance the transaction.

The assets that make up the UPI Mobile Assets shall, pursuant to the Agreement, be segregated by means of a segregation plan and contributed by the Oi Group to three different specific purpose entities (“SPE”), in such a way that the Company shall acquire the totality of the shares of one SPE that will hold the assets to be attributed to the Company pursuant to the aforementioned segregation plan, isolated and independent from the other SPEs.

The Company is entitled to a selection of assets that shall comprise the UPI Mobile Assets, composed of:

•	Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base), according to Anatel’s data base of April/20. Allocation of customers among Purchasers considered criterion that enhance competition among the Brazilian market operators;

•	Spectrum: 43MHz as a national weighted average based on population (46% of UPI Mobile Assets’ radiofrequencies). Division of frequencies among Purchasers strictly respects the spectrum limits established by ANATEL; and

•	Infrastructure: agreements for the use of 2.7 thousand mobile access sites (corresponding to 19% of UPI Mobile Assets’ total sites).

(35) Subsequent Events

a)	Purchase and Sale Agreement of Shares and Other Covenants between Oi Móvel S.A. and the Company, Tim S.A. and Claro S.A.

On January 29, 2021, the Company, under the terms of CVM Instruction No. 358/2002 (“ICVM 358”), as amended, in accordance to the Material Facts, mentioned in note 34, it informed its shareholders and the market in general that, on January 28, 2021, that the Purchase and Sale Agreement of Shares and Other Covenants (“Agreement”) was executed by and between Oi Móvel SA – In Judicial Recovery, as Seller; the Company, Tim S.A. and Claro S.A., as Buyers and Oi S.A. – In Judicial Recovery and Telemar Norte Leste S.A. – In Judicial Recovery, as intervening parties and guarantors of the Seller’s obligations. The Agreement was executed as a result of the competitive procedure for the sale of the assets of the mobile operation – Grupo Oi’s Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on 12.14.2020 in which the Company and the other buyers were declared winners.

The completion of the acquisition by the Buyers of the UPI Mobile Assets shall take place according to the segregation plan of such assets, so that each of the Buyers will acquire shares of an SPE containing their assets from the UPI Mobile Assets. The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Agreement, such as the prior consent of ANATEL and approval by CADE, as well as, if applicable, the submission to the general shareholders’ meeting of Company, under the terms of article 256 of the Corporations Law, in which case additional information will be disclosed in due course.

This transaction, as of its completion, will bring benefits to the Company’s shareholders through the generation of revenues and efficiencies due to operational synergies, as well as to its customers, as a result of the Company’s commitment to excellence in the quality of the services provided and, finally, to the sector as a whole due to the reinforcement in the capacity to make investments and create technological innovations in a sustainable way, contributing to the digitalization of the country. The acquisition by the Company of a portion of the UPI Mobile Assets represents another important step in the Company’s purpose of digitalize to bring closer.

b)	Interest on equity declared by the Company

At a meeting held on February 12, 2021, calling upon the General Shareholders’ Meeting to be held in 2022, the Board of Directors approved the credit of interest on equity for the fiscal year 2021, under the terms of article 26 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 683/12, in the gross amount of R$150,000, equivalent to 0.08889560697 per common share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$127,500, equivalent to 0.07556126592 per common share, calculated based on the balance sheet of the January 31, 2021.

The amount of interest on own capital per common share informed above may undergo future adjustments, up to February 26, 2021, as a result of possible acquisitions of shares under the Company's Share Buyback Program.

Payment thereof will be made up to until July 31, 2022, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 26, 2021.