Form 20-F
period 2021-12-31
TELEFONICA BRASIL S.A.
filed 2022-02-24
CIK 1066119

As filed with the Securities and Exchange Commission on February 24, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	1,676,938,271

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

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

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filers,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ⌧	Accelerated Filer ◻	Non-accelerated Filer ◻	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻	U.S. GAAP
⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board
◻	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻ No ⌧

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

●	“ADRs” are to the American Depositary Receipts evidencing our ADSs;
●	“ADSs” are to our American Depositary Shares, each representing one of our common shares;
●	“ANATEL” are to Agência Nacional de Telecomunicações, the Brazilian telecommunications regulatory agency;
●	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;
●	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
●	“Brazil” are to the Federative Republic of Brazil;
●	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;
●	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;
●	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;
●	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;
●	“Claro” are to Claro S.A. and its affiliates, a telecommunications service provider in Brazil and our competitor;
●	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;
●	“common shares” are to the common shares of Telefônica Brasil;
●	“COPOM” are to the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil);
●	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;
●	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;
●	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;
●	“FGV” are to the Fundação Getúlio Vargas, a private higher education institution;
●	“General Telecommunications Law” are to Law No. 9,472/1997, or Lei Geral de Telecomunicações, as amended, the law that regulates the telecommunications industry in Brazil;
●	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;
●	“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly-owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“GVTPar” are to GVT Participações S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“IASB” are to International Accounting Standards Board;
●	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
●	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

i

●	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;
●	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;
●	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;
●	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;
●	“New General Telecommunications Law” are to Law No. 13,879/2019, which amended and reformed the General Telecommunications Law;
●	“NYSE” are to the New York Stock Exchange;
●	“Oi” or the “Oi Group” are to Oi Móvel S.A. - Em Recuperação Judicial, Oi S.A. - Em Recuperação Judicial and Oi S.A. - Em Recuperação Judicial and their affiliates, a telecommunications service provider in Brazil and our competitor;
●	“Oi Agreement” means that certain share purchase agreement dated January 28, 2021, by and among Oi Móvel S.A. - Em Recuperação Judicial, as seller, and the Company, TIM and Claro, as Buyers, and Oi S.A. - Em Recuperação Judicial and Telemar Norte Leste S.A. - Em Recuperação Judicial, as intervening parties and guarantors of the seller's obligations.
●	“Operating GVT” are to Global Village Telecom S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“preferred shares” or “preferred stock” are to the shares of non-voting preferred stock of Telefônica Brasil, which were all converted into common shares of Telefônica Brasil effective as of after market close on November 20, 2020. Our preferred shares ceased to trade on November 23, 2020;
●	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“SELIC rate” are to Brazil's benchmark interest rate (Sistema Especial de Liquidação e de Custódia), as set by the COPOM;
●	“SP Telecom” are to SP Telecomunicações Participações Ltda.;
●	“TData” are to Telefônica Data S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;
●	“Telecom Italia” are to Telecom Italia S.p.A.;
●	“Telefónica” are to Telefónica S.A., our parent company;
●	“Telefónica LATAM” are to Telefónica Latinoamérica Holding, S.L.;
●	“Terra” are to Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A. prior to the change in its corporate form as of September 30, 2020), a wholly-owned subsidiary of Telefônica Brasil; Terra provides digital and advertising services;
●	“TIM” are to TIM S.A., TIM Participações S.A., and their affiliates, a telecommunications service provider in Brazil and our competitor;
●	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;
●	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

●	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;
●	“Vivo” are to Vivo S.A., a formerly wholly-owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide;
●	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and
●	“WHO” means the World Health Organization.

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

5G standalone: The standard technology defined by the 3rd Generation Partnership Project (3GPP) to deliver 5G services. 5G standalone core architecture is completely independent from prior technologies (2G, 3G and 4G) and was conceived to support the streaming of ultra-low latency broadband.

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

DSS: Dynamic Spectrum Sharing, a new antenna technology that for the first time enables the parallel use of LTE and 5G in the same frequency.

DTH: A special type of service that uses satellites for the direct distribution of television and audio signs for subscribers.

DWDM: Dense wavelength-division multiplexing, an optical fiber multiplexing technology that is used to increase the bandwidth of existing fiber networks.

EILD: Exploração Industrial de Linha Dedicada, or the industrial exploration of dedicated service lines, which are regulated by ANATEL.

FISTEL: The Fund for Telecommunication Regulation (Fundo de Fiscalização das Telecomunicações).

FTTC: Internet access through Fiber Optic (“Fiber to the Curb”).

FTTH: Internet access through Fiber Optic (“Fiber to the Home”).

FUNTTEL: The Fund for Telecommunication Technological Development (Fundo para o Desenvolvimento Tecnológico das Telecomunicações).

FUST: The Fund for Universal Access to Telecommunication Services (Fundo de Universalização dos Serviços de Telecomunicações).

FWT: Fixed-phones using the wireless network (“Fixed Wireless Telephone”).

GSM: Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range.

IMS: IP Multimedia Core Network Subsystem, an architectural framework that standardizes alternative methods of delivering VoIP or other multimedia services to mobile phones across the industry.

Interconnection fee: Amount paid per minute charged by network operators for the use of their network by other network operators.

Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

IoT: Internet of things, a term that describes physical objects embedded with sensors, processing ability, software, and other technologies that connect and exchange data with other devices and systems over the Internet or other communications network.

IP (internet protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics used by the Internet.

IPTV: Pay TV with video broadcasting offered through the use of the IPs.

IST: Índice de Serviços de Telecomunicações, or the inflation index of the telecommunications sector.

LTE: Long Term Evolution, a standard for wireless broadband communication for mobile devices and data terminals.

Measured services: all calls that originate and terminate within the same area code within our concession region.

MMDS: (Multichannel Multipoint Distribution Service): Wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception.

MTR: Tarifa de Terminação Móvel, an interconnection fee for the use of our mobile services network.

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

NR: New Radio, a new radio access technology for the 5G mobile network.

OTT: An over-the-top service, which offers media service offered directly to viewers via the Internet and bypasses cable, broadcast, and satellite television platforms.

PGMC: Plano Geral de Metas de Competição, or the General Competition Targets Plan, as amended by ANATEL Resolution No. 694/2018.

PGO: Plano Geral de Outorgas, or General Plan of Grants.

PGMU: Plano Geral de Metas de Universalização, or General Universal Service Targets Plan.

PGMQ: Plano Geral de Metas de Qualidade General, or Quality Targets Plan.

PMS: A telecom service provider with significant market power (poder de mercado significativo) under ANATEL regulations.

RAN: Radio Access Network, the part of a telecommunications system that connects individual devices to other parts of a network through radio connections.

RQUAL: Regulamento de Qualidade dos Serviços de Telecomunicações, or the ANATEL service quality regulations.

v

SBC: Session border controller, a network element deployed to protect SIP-based VoIP networks.

SCM: Serviço de Comunicação Multimídia or multimedia communication services.

SeAC: Serviço de Acesso Condicionado or Conditional Access Service, a service rendered pursuant to an authorization granted by ANATEL to provide Pay TV service throughout all regions of Brazil.

SIP: a VoIP-based signaling protocol used for initiating, maintaining, and terminating real-time sessions that include voice, video and messaging applications.

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

TDD: Time-division duplex, one of the two mobile data transmission technologies of the technology standard.

TU-RIU: The Tarifa de Uso de Rede Interurbana, an interconnection fee for the use of our long-distance, fixed-line service network.

TU-RL: The Tarifa de Uso de Rede Local, an interconnection fee for the use of our local, fixed-line service network.

Universal service: The obligation to supply basic service to all users throughout a national territory at reasonable prices.

VoIP: Voice over Internet Protocol, a technology for transmitting voice using the Internet.

VoD: Video-on-demand systems allow users to select and watch/listen to video or audio content on demand.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

●	the duration and severity of the coronavirus, or COVID-19, pandemic and its impacts on our business (see “Item 3. Key Information–D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us— Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic”);
●	the size and growth rate of the Brazilian telecommunications market;
●	the accuracy of our estimated demand forecasts;
●	our ability to successfully execute our strategic initiatives and capital expenditure plans;
●	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;
●	our ability to comply with the terms of our concession agreements;
●	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;
●	new telecommunications regulations or changes to existing regulations;
●	technological advancements in our industry and our ability to successfully implement them in a timely manner;
●	network completion and product development schedules;
●	the level of success of competing networks, products and services;
●	the possible requirement to record impairment charges relating to goodwill and long-lived assets;
●	our ability to consummate the transactions contemplated by the Oi Agreement or, if consummated, to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits;
●	increased competition in the Brazilian telecommunications sector;
●	the cost and availability of financing;
●	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;
●	inflation, interest rate and exchange rate risks;
●	the Brazilian government’s policies regarding the telecommunications industry;
●	the Brazilian government’s tax policy;
●	the Brazilian government’s political instability;

●	adverse decisions in ongoing litigation;
●	regulatory and legal developments affecting the telecommunications industry in Brazil; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

PRESENTATION OF FINANCIAL INFORMATION

We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 5); income and social contribution taxes (Note 8); property, plant and equipment (Note 13), intangible assets (Note 14), provisions and contingencies (Note 20), net operating revenue (Note 25); pension plans and other post-employment benefits (Note 31) and financial instruments and risk and capital management (Note 32).

Our financial statements prepared in accordance with IFRS as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 have also been filed with the CVM, the local securities regulator in Brazil , and made publicly available.

Our consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 are prepared in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, effective as of January 1, 2021.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. You should carefully read and consider the following risks, along with the other information included in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our common shares and our ADSs could be affected. The risks described below are organized by risk category and these categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by us as of the date of this annual report. We may change our vision about their relative importance at any time, especially if new internal or external events arise.

Summary of Risk Factors

Summary of Risks Relating to Brazil

●	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.
●	Political instability may materially adversely affect the Brazilian economy, our business, and the market price of our common shares and ADSs.
●	Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.
●	Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.
●	Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our common shares and ADSs.

●	Any further downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.

Summary of Risks Relating to the Brazilian Telecommunications Industry and Us

●	Information technology is key to our business and we could be subject to cybersecurity risks.
●	We are dependent on key personnel and the ability to hire and retain additional personnel.
●	We are subject to liabilities relating to third party contractors, which may have a material adverse effect on our business and results of operations.
●	Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.
●	We face significant competition in the Brazilian market.
●	Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.
●	Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
●	Our concession may be terminated by the Brazilian government under certain circumstances.
●	A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.
●	Our current radiofrequency licenses may not be renewed for additional periods.
●	We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
●	We depend on key suppliers to obtain the necessary equipment and services for our business.
●	Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost-effective manner.
●	We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.
●	The transactions contemplated by the Oi Agreement may not be consummated, and if they are consummated, we may be unable to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits.
●	We face risks associated with litigation.

Summary of Risks Relating to the Common Shares and the ADSs

●	Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
●	Holders of our ADSs are not entitled to directly attend shareholders’ meetings and may only vote through the depositary.
●	Holders of our ADSs or common shares might be unable to exercise preemptive rights with respect to the common shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.
●	An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

●	Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.

Certain Factors Relating to our Controlling Shareholder

●	Our controlling shareholder has power over the direction of our business.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. Our financial condition, as well as our business and results of operations and the market price of our common shares and ADSs, may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

●	exchange rates and currency fluctuations;
●	exchange controls and restrictions on remittances abroad, (including with regards to the payment of dividends) such as those imposed in 1989 and early 1990;
●	growth or downturn of the Brazilian economy;
●	inflation;
●	energy policy;
●	interest rates and monetary policies;
●	liquidity of domestic capital and lending markets;
●	fiscal policies and changes in tax laws;
●	economic, political or social instability;
●	labor and social security policies, laws and regulations; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Finally, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may negatively affect the trading price of the shares issued by us.

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

According to the IPCA index, Brazilian inflation rates were 4.5%, 4.3%, 3.7% and 2.9% in 2020, 2019, 2018 and 2017, respectively. In 2021, the inflation rate, as measured by the IPCA, was 10.1%, which reflects the effects of inflationary pressures on prices, such as a drought in Brazil, a global hike in commodity prices, and exchange rate depreciation.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that resulted in high interest rates in Brazil. The Central Bank determines the basic interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. Throughout 2021, the COPOM raised the SELIC rate from 2.00% (its historical minimum) to 9.25% on December 8, 2021. On February 2, 2022, the COPOM raised the SELIC rate to 10.75%. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares and ADSs.

Currently, fixed broadband and mobile service providers, including us, use the IGP-DI to adjust their prices and television and cable service providers use the IGP-M. The IGP-DI and IGP-M are inflation indexes developed by the FGV, a private organization. Since 2006, telephone fees for fixed-line services have been indexed to the IST, as adjusted by a productivity factor, or X Factor, which is defined by ANATEL Resolution No. 507/2008.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2016, the real appreciated 16.5% against the U.S. dollar. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, 4.0% in 2019 and 22.4% in 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 as of December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021, primarily due to the effects of the COVID-19 pandemic on the Brazilian economy and other sources of political, social and economic instability in Brazil. As of February 23, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.024 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2021, none of our total indebtedness of R$16.9 billion was denominated in foreign currency. Approximately 10.7% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.8% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, by Moody’s in February 2016 . Brazil was further downgraded by S&P in February 2016 and January 2018 and by Fitch in May 2016 and February 2018. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A reversal of the current recovery of the Brazilian economic activity, instability in the political environment, changes in fiscal austerity guidelines, among other factors, could lead to a revision of the agencies' outlooks, which could be followed by further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our common shares and ADSs to decline.

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

For more information, see “Item 4. Information on the Company—B. Business Overview—Technology—Network Security.”

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

The relative competitive stability in the Brazilian telecommunications sector observed in 2020 was maintained in 2021. Telecommunications operators continued to focus on improving their base of accesses by attracting customers to higher-value products. On the mobile side of the business, market participants mostly sought to sell hybrid plans (planos controle) and pure postpaid plans to consumers to increase overall ARPUs and profitability. On the fixed-line side of the business, we have seen competition both from large and small players to capture customers for fiber connectivity or upgrades for higher internet speeds, mostly driven by increased demand caused by the COVID-19 pandemic and the increased supply of high-quality broadband given the expansion in the rollout of fiber optic networks. In addition, customers are demanding higher quality services and greater mobile data availability, which require higher investments in the development, modernization, expansion and continuous improvement of the quality of our services and the experience of our customers.

As a result, we have continued faced significant competition, mainly driven by the following factors: (1) commercial and pricing pressures from new portfolios launched by competitors; (2) increased 4G, 4.5G and fiber optic network coverage and improved service quality by our competitors; and (3) low-cost alternative services, such as voice and text services provided over IPs, and IPTV/VoD services, which may affect our competitive position in the market. We continuously monitor market conditions to anticipate future competitive challenges and opportunities and analyze how to address them. Nevertheless, our operational results, market position, competitiveness in the market and margins may be adversely affected if we are unable to keep the same pace as our competitors.

Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.

Since December 2019, SARS-CoV-2, a novel strain of coronavirus referred to as COVID-19, has spread throughout the world. On January 31, 2020, the WHO announced that COVID-19 was a global health emergency and on March 3, 2020, the World Health Organization categorized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other public health measures, border closures and other travel restrictions, causing unprecedented economic disruption in much of the world. In Brazil, states and municipalities, including those in which we operate, adopted directives set by the Brazilian Ministry of Health (Ministério da Saúde), and implemented measures to control the propagation of the disease, such as travel restrictions and measures to encourage social distancing, which resulted in the shutdown of restaurants, hotels, shopping centers, places of public congregation, parks and other public spaces. Beginning in March 2021, new government regulations were imposed across several Brazilian cities requiring social distancing measures and other measures to address the pandemic and COVID-19-related deaths continued to increase, which put significant pressure on the Brazilian national health system. Due to shortages and delays, the immunization of the Brazilian population is still underway, with approximately 65% of the population having been fully immunized as of December 2021. Uncertainty about the effectiveness of vaccines and the emergence of new strains or mutations of the virus that render vaccination ineffective or inefficient can make it difficult or impossible for the government to contain the pandemic, which could contribute to the implementation of new restrictions, thereby negatively affecting our business and operations.

Since the beginning of the COVID-19 pandemic, the Brazilian government determined that the telecom sector is an essential service, which allowed us to continue our field maintenance activities without violating restrictions on movement that were generally imposed to address the pandemic. However, in accordance with recommendations from authorities, we transitioned a substantial majority of our employees to hybrid or work-from-home.

In Brazil generally and in particular regions where we have a significant employee presence, facilities or critical operations, the outbreak of COVID-19 impacted our ability to manage day-to-day operations and service our customers and resulted in, among other things, loss of revenue, although we have also experienced a decrease in our costs of operations due to lower variable costs such as sales commissioning, call centers, billing and advertising. Moreover, we implemented corporate and personal travel restrictions for employees and vendors, cancelled events and enabled work-from-home for many employees by equipping them to safely support customers remotely. We also implemented additional safety measures for our retail stores and field operations teams. Additionally, at certain points of the pandemic, we were required to temporarily close or reduce operations at some of our retail locations, facilities and customer call centers, although these locations have been since reopened, oftentimes with reduced hours of operation or customer capacity limitations, as stay-at-home orders began to ease in São Paulo and other Brazilian cities. Although stay-at-home orders have eased in the primary markets in which we operate, we may be required to temporarily close or reduce operations at more of or all of our retail locations, facilities or call centers again if there is a resurgence of COVID-19 or its variants in the markets in which we operate. The foregoing effects, and other effects of COVID-19, may continue for an unknown period of time.

Our business has been, and may continue to be, negatively impacted by the effects of, or precautions taken to avoid exposure to, COVID-19, such as reduced travel or recommendations or mandates from governmental authorities to avoid large gatherings or to self-quarantine, and by the resulting disruptions to economic conditions and financial markets. Such impacts include, but are not limited to:

●	Reduced sales of certain of our products and services, such as handset sales and upsells made through our retail stores and upsells through our call centers and other channels, as a result of public health measures;
●	Disruptions to our third-party providers, including those who provide many of our information technology, call center functions, certain accounting functions and other critical vendor services;
●	Reduced workforces caused by, among other things, the temporary inability of the workforce to work due to illness, quarantine, or government mandates, or temporary unwillingness to work due to health concerns;
●	Reduced customer demand or customer payment of accounts receivables as a result of adverse economic conditions resulting from the COVID-19 pandemic;
●	Reduced availability of certain equipment in the supply chain due to increased demand; and
●	Increases in provisions for bad debt as a result of increased unemployment and the inability of certain customers to pay bills and late fees as a result of disruptions caused by the COVID-19 pandemic.

Potential future impacts include, but are not limited to:

●	Service disruptions or reduced bandwidth for copper-based broadband customers due to significant short-term increases in bandwidth usage due to individuals working from home and/or significantly higher expenses attributable to infrastructure investments required to meet such higher network utilization trends;
●	Imposition of governmental requirements preventing our termination services as a result of non-payment, thus encouraging customer defaults on invoices, resulting in a decline in our cash flows from operations and an increase in our expected losses on trade receivables;
●	Increased supply chain risks such as increased scrutiny or embargoing of goods produced in infected areas;
●	Increased health insurance and labor-related costs arising from illness, quarantine and the implementation of social distancing and work-from-home measures;
●	Reduced employee productivity and a negative impact on the execution of our business plans and operations as employees must balance working remotely from home with personal responsibilities, such as child care and education;
●	Increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our customers or other third parties as a result of employees or third-party vendors’ employees working remotely; and

●	In the event of continued restrictions on certain activities, or a natural disaster, power outage, connectivity issue or other event that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue to support our customers’ needs and respond to inquiries through call center operations or to perform necessary or routine repairs, maintenance and installation activities, which could adversely affect our operations and sales.

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

Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services in Brazil. ANATEL, the main telecommunications industry regulator in the country, regulates, among other things:

●	industry policies and regulations;
●	licensing (including licensing of spectrum and bidding processes);
●	fees and tariffs;
●	competition incentives and restrictions (including our ability to grow by acquiring other telecommunications businesses);
●	service, technical and quality standards;
●	consumer rights;
●	penalties and other sanctions;
●	interconnection and settlement arrangements; and
●	universal service obligations.

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

Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

●	the introduction of new or stricter operational and/or service requirements;
●	the granting of operating licenses in our areas;
●	limitations on interconnection fees we may charge to other telecommunications service providers;
●	imposition of significant fines or penalties regarding failures to comply with regulatory obligations;
●	delays in the granting of, or the failure to grant, approvals for rate increases; and
●	antitrust limitations imposed by ANATEL and CADE.

Our concession may be terminated by the Brazilian government under certain circumstances.

We operate our fixed-line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of this concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to: (i) provide public pay-phone services under specific conditions, despite significant reductions in requirements by Decree No. 9,619/2018; (ii) provide private individual telephone service for locations with a population of over 300 persons, upon request by any consumer; and (iii) meet certain service quality targets (as reviewed by Resolution No. 717/2019, which remains under implementation). Our ability to satisfy these terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of this concession may result in the imposition of fines of up to R$50 million per incident and/or other government sanctions, including the imposition of a preemptive ban on marketing our services or the termination of our concession. The partial or total termination of our concession or other authorizations would have a material adverse effect on our financial condition and results of operations.

Furthermore, our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of ANATEL Resolution No. 744, or the Public STFC Services Continuity Regulation (Regulamento de Continuidade da Prestação do Serviço Telefônico Fixo Comutado Destinado ao Uso do Público em Geral (STFC) em Regime Público), or the Continuity Regulation, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC services would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). Moreover, according to ANATEL's interpretations of current regulations, reversible assets will not be available to creditors in the event of insolvency, bankruptcy or similar events, although there are differing interpretations, even among government agencies, and ongoing discussions regarding the treatment of reversible assets as a result of the passage of Law No. 13,879/2019, or the New General Telecommunications Law, on October 4, 2019. See “—A review of our concession agreements and/or the new telecommunications regulatory framework in Brazil could have a materially adverse effect on our operations.”

A review of our concession agreements and/or the new telecommunications regulatory framework in Brazil could have a materially adverse effect on our operations.

The expiration date of our fixed-line concession agreements in São Paulo is December 31, 2025. These agreements contain a provision permitting ANATEL to review the concession agreements every five years and include revisions to terms and conditions that relate to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

On June 24, 2014, ANATEL opened a public review and comment period for the revision of the terms of fixed-line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force. In January 2021, although new concession contracts had not yet been signed, the Brazilian government published Decree No. 10,610/2021, or PGMU V, which approves the revision of PGMU targets. PGMU V establishes that the remaining balance of the previous PGMUs must be used in the construction of backbone networks with optic fiber technology.These targets have been criticized by several of the local operators.

In addition, on October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework by amending the General Telecommunication Law and significantly impacts this industry. The law permits fixed-line concession operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking is underway to fully implement the mandate and permit operators to so migrate. ANATEL will be responsible for estimating, by specific regulation, the economic value of the adaptation of concession agreements to authorizations. That value will be converted into 10-year investment projects, which have not yet detailed by ANATEL, and a choice will be offered to concessionaires whether to migrate or not depending on the conditions set by ANATEL.For more information about the New General Telecommunications Law, see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Other regulatory matters—Updated regulatory framework.

Any additional changes to laws, rules or regulations could have a material adverse effect on our operations and financial condition. Changes to our concession agreements or further changes to the current regulatory framework may entail the imposition of new requirements, including obligations to make specific investments and/or capital expenditures. ANATEL may also impose new service targets on us with values that we are not able to predict.

Our current radiofrequency licenses may not be renewed for additional periods.

Generally, current spectrum authorizations are valid for 15 years. Although the New General Telecommunications Law admits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed. According to the New General Telecommunications Law and Decree No. 10,402/2020, ANATEL may set specific conditions for such renewals, such as mandatory “refarming” processes in certain spectrum bands, or refuse renewal requests altogether. A refarming process can reduce the amount of spectrum available to each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2022 and 2028. If legal and regulatory requirements are met, ANATEL has agreed to the current authorizations for the use of radio frequencies in bands A and B, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the Brazilian Federal Court of Accounts (Tribunal de Contas da União), or the TCU. If there is no such renewal in 2028, we would have to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected by a loss of or failure to renew spectrum licenses. Further, in certain regions, our services may become unavailable, particular in the event of a failure to renew or obtain all licenses for such regions. In the event of any of the foregoing circumstances, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

We are required to comply with anti-corruption laws and regulations in Brazil and in jurisdictions where our securities traded. In particular, we are subject, in Brazil, to Law No. 12,846/2013, and in the United States, to the U.S. Foreign Corrupt Practices Act of 1977. Additionally, our operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (hereinafter referred to as sanctions), including those administered by the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control.

Although we have internal policies and procedures designed to ensure compliance with such anti-corruption laws and sanctions regulations (to the extent applicable), there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take actions in violation of our policies and procedures (or, otherwise in violation of the relevant anti-corruption and sanctions laws and regulations) for which we, our subsidiaries or such employees, directors, officers, partners, agents and service providers may be ultimately responsible. Violations of such laws and regulations could lead to sanctions, reputational harm, or other legal consequences that could have a material adverse effect on our business, results of operations and financial condition.

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

The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:

●	vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other non-Brazilian currency;
●	difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs; and
●	the imposition of customs or other duties on key inputs that are imported.

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

Our ability to consummate the transactions contemplated by the Oi Agreement is subject to certain factors outside our control, such as various closing conditions. These include customary closing conditions in addition to others that, despite being usually applicable to this type of transaction, are beyond our control, such as the requirement to obtain approvals from certain governmental regulatory authorities, including from CADE and ANATEL. Although we have obtained approval of the transactions from CADE and ANATEL as of the date of this annual report, our ability to consummate the transactions contemplated by the Oi Agreement is also subject to other factors that are beyond our control, such as the possibility of litigation that may arise relating to the regulatory approvals process or the Oi Agreement transactions generally. See “Item 4.Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of UPI Mobile Assets of the Oi Group.”

In addition, achieving the targeted synergies of the Oi Agreement, such as operating and long-term strategic cost-savings, will depend in part upon whether we can integrate the assets and operations contemplated thereunder in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. We and the Oi Group operate numerous systems, including those involving clients, spectrum, infrastructure, management information, accounting and finance, sales, billing, and regulatory compliance. Moreover, the integration of the assets and operations will require significant managerial resources, which may distract management’s attention from day-to-day operations. Potential employee uncertainty and lack of focus during the integration process may also disrupt our business and result in undesired employee attrition. Our management’s failure to successfully integrate the assets and operations contemplated by the Oi Agreement with our business could have a material adverse effect on our business, results of operations and financial condition. Our failure to realize the full extent, or any, of the anticipated benefits and synergies of the acquisition of assets and operations under the Oi Agreement, as well as any delays in the integration process, could have an adverse effect on our business, results of operations and financial condition.

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

Our results of operations may be negatively affected by changes to STFC or SMP rules.

We receive payments for the interconnection of calls in our fixed-line and mobile networks. Interconnection fees were set by ANATEL in December 2018 and February 2020 for STFC and SMP networks, respectively. See “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” However, we cannot assure you that new mobile service plans will not be suspended by ANATEL, that current fixed-line or mobile interconnection fees remain the same, or that future negotiations on fixed-line or mobile interconnection rates will result in favorable terms or rates. If current fixed-line or mobile interconnection fees are canceled, or if fixed-line or mobile interconnection fees in the future are less favorable to us, our business, financial condition, revenues, results of operations and prospects may be adversely affected.

ANATEL has the authority to issue new regulations affecting many of our areas of operations.

ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by changes to STFC or SMP rules”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices and/or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of renewing licenses costs; and (5) ANATEL’s general plan of updating the regulations targets several areas of vital importance for our business (including both our fixed-line telephone and mobile businesses), which may cause either an increase in operating costs, an increase in competitive pressure, or a decrease in our revenues, among other adverse effects.

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

The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services, such as the example of OTT service providers that provide voice and messaging services over IP. Also, new products and technologies may become superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring our constant investment in new technology and innovation.

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

We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the 4G and 5G services we offer.

In 2012, we acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. Verification of compliance with these targets is controlled by ANATEL and, regarding the cities with less than 30,000 inhabitants, is in progress.

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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These recently acquired licenses, which we purchased for R$1.13 billion – or R$4.45 billion including cash obligations–, ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

ANATEL also set forth obligations to be fulfilled by the winners of the 5G spectrum auction. For the 2.3 GHz and 3.5 GHz spectrum bands, these obligations include coverage commitments, the deployment of fiber optic backbone networks in locations with little or no connectivity infrastructure, the implementation of the Integrated and Sustainable Amazon Program (Plano Amazônia de Integração e Sustentabilidade), and devising a project for a private communications network reserved for the Brazilian federal government, as well as the funding activities related to the migration of satellite TV services from the C-band to the Ku-band. Winners of the 26 GHz spectrum bands, in turn, will have to invest in connectivity projects aimed at selected public schools throughout Brazil.

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

If we are not able to meet targets and obligations set forth in the bid documents, ANATEL may execute our bank guarantees, we may be subject to fines and/or have our licenses to operate these frequencies revoked, negatively affecting our business and results of operations. Additionally, the inefficient use of any frequency may lead to the loss of the usage license. Furthermore, ANATEL may also impose new targets, conditions and/or obligations on us that we are not able to predict (see “—A review of our concession agreements and/or the new telecommunications regulatory framework in Brazil could have a materially adverse effect on our operations”). Any of the above factors could have a material adverse effect on our operations and financial condition.

Our sales could be suspended as a result of issues with the quality of our services.

ANATEL and other judicial and administrative agencies have the authority to suspend our sales in an attempt to improve the overall quality of telecommunications services. Sales suspensions are generally applied to the services for which there have been complaints by consumers and the consumer protection agencies. When applied, the suspension is temporary and usually lifted once the company presents an action plan for improvement. In July 2012, ANATEL suspended mobile service sales by our competitors, Oi, Claro and TIM, as a result of a considerable increase in consumer complaints. The suspensions lasted about 20 days and ANATEL requested that all telecommunications companies, including us, present an action and investment plan to improve the mobile network. Although our action plan was approved by ANATEL in September 2012, if a similar increase in customer complaints occurs in the future we may face suspension of one or more of our services until a new plan can be presented to and approved by ANATEL, which may materially affect our business and results of operations.

We are subject to the risk of noncompliance with data privacy and protection laws, which may lead to sanctions, including financial penalties.

In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the ANPD, in accordance with the ANPD’s timetable for 2021 and 2022 set by Ordinance No. 11/2021.

The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. In general, our services and processes depend on personal data. The way in which we collect, store and manage this data must comply with the provisions of the LGPD. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020. Sanctioning is expected to follow ANPD Regulation No. 1/2021, which was approved following public notice and comment by the ANPD’s board of directors. In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of the our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities.

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

In the event of failure or insufficiency in the adoption of measures to protect the personal data that is processed or to maintain compliance with the LGPD, we may incur relevant costs, such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, as well as such failure or insufficiency having an adverse effect on our reputation and results of operations. As a result, we may be held liable even before the LGPD sanctions come into force since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failures in the protection of the personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to high fines, the disclosure of the incident to the market, the payment of indemnities, the elimination of personal data from the database in question and the suspension of access to our databases, prohibition of our activities related to the processing of infringed data in addition to civil sanctions, which may adversely affect our reputation and results.

In addition, the application of administrative sanctions under other laws dealing with privacy and data protection issues might be possible, such as the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions may be imposed by other public authorities, such as the Public Prosecutors’ Offices, the National Consumer Secretariat and consumer protection agencies. We may also be subject to liability in the civil sphere for violation of these laws. Sanctions imposed against us by these authorities may also adversely affect our reputation and results and, consequently, the value of our ADSs and common shares.

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

Some of our debt agreements contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Some of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial metrics and tests. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our financial condition.

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

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. Global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of occurrence of storms, heatwaves and wildfires could increase the damage to our infrastructure and failures of our wireline and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. The increase in likelihood of our infrastructure being damaged by natural disasters could have a material adverse impact on our operations.

Rising mean temperatures could increase our operating costs due mostly to the increase in refrigeration needs of network equipment. High temperatures also can affect the telecommunication equipment producing failures, write-offs and early retirement and therefore increase the risk of service disruption; therefore, cooling is essential.

An increase in severity and extreme weather events such as floods and storms can damage our infrastructure, mainly our telecommunication network assets. They can cause physical damage to our infrastructures and therefore could produce service and operations disruptions. An increase in energy costs is one of our main climate-related risks. The Telecom sector is not especially dependent on fossil fuels but is very dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy-related operating expenses.

If we are unable to mitigate or prevent any such damage in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have an adverse effect on the continuity of our operations, our financial results and compliance with applicable regulations. To manage these risks, we promote energy efficiency programs, renewable energy plans and distributed energy generation, in addition to having a dedicated business continuity department guided by the Global Business Continuity Regulation, which prescribes guidelines on the preventive management of risks, and which supports the resilience of our operations against potential interruptions.

Companies operating in the telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, hundreds of municipal laws in Brazil limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radio frequencies of the antennas. Despite the existence of a federal law enacted in 2015, that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of non-compliance with regulations and of having services of limited quality in certain areas continues to exist.

Additional antenna installation is also limited because of concerns that radio frequency emissions from base stations may cause health problems and other environmental impacts. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Based on information from the WHO we are not aware of any evidence in the latest medical research that conclusively establishes any relationship between radio frequency emissions of base stations and health concerns. Perceived risks may, however, delay the expansion of our network if we experience problems in finding new sites, which in turn may delay expansion and affect the quality of our services. For instance, in May 2009, Law No. 11,934/2009 was enacted, which limits the exposure for fields with frequencies of up to 300 GHz. The new law uses the exposure limits determined by the International Commission on Non-Ionizing Radiation Protection and recommended by the WHO and restricts the installation of new antennas.

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

We are organized under the laws of Brazil, and all of our Executive Officers and our independent public accountants reside or are based in Brazil. Also, six of our twelve Directors reside or are based in Brazil. Substantially all of our assets and those of the Executive Officers mentioned above are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce any judgments obtained in the United States or other jurisdictions outside Brazil against us or such other persons. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our Directors or Executive Officers than would shareholders of a U.S. corporation.

Holders of our ADSs are not entitled to directly attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to directly attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs indirectly, and only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.

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

Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, have been regulated by CMN Resolution No. 4,373/2014, or Resolution No. 4,373, which revoked the former rule that had been in effect for the preceding 15 years (CMN Resolution No. 2,689/2000), and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which will become effective by the end of 2022. However, Law No. 14,286/2021 remains subject to regulation by the Brazilian Central Bank, such that, as of the date of this annual report, we are unable to foresee the effects it will have on the Company.

Resolution No. 4,373 regulates the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Pursuant to this regulation, the ADSs benefit from a certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to common shares into foreign currency and to remit these proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. Further rules may be issued by CVM and by the Central Bank to regulate foreign investments in ADSs, including with regard to the exchange of ADSs for common shares and the remittance of funds arising from the sale of these common shares.

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

Law No. 10,833/2003, or Law No. 10,833, provides that gains on the disposition of assets located in Brazil by nonresidents of Brazil, whether to other nonresidents or to Brazilian residents, will be subject to Brazilian taxation. The common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares, even by nonresidents of Brazil, are expected to be subject to Brazilian taxation.

Based on the fact that the ADSs are issued and registered abroad, we believe that gains on the disposition of ADSs made outside of Brazil by nonresidents of Brazil to another non-Brazilian resident would not be subject to Brazilian taxation, since they would not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. However, considering the generic and unclear scope of Law No. 10,833 and the absence of judicial/administrative court rulings in respect thereto, we cannot be assured that such an interpretation of this law will prevail in the courts of Brazil.

In case of any assessment by the Brazilian tax authorities, the gains arising from the disposal of ADSs made are subject to capital gain tax in Brazil at (i) progressive rates ranging from 15% to 22.5%, or (ii) 25%, if the non-Brazilian holder is located in a tax haven jurisdiction. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Certain Factors Relating to our Controlling Shareholder

Our controlling shareholder has power over the direction of our business.

Telefónica, our controlling shareholder, and its affiliates currently own, directly and indirectly, approximately 73.58% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of their share ownership, Telefónica and its affiliates can decide most of the matters that require shareholder approval.

Item 4. Information on the Company

A.	History and Development of the Company

General

We were incorporated on May 22, 1998, as a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, as a result of the restructuring and privatization of Telecomunicações Brasileiras S.A. and its operating subsidiaries, or Telebrás, which monopolized the provision of public telecommunications services in virtually all areas of Brazil prior to 1998. We were incorporated under the name Telesp Participações S.A. and after subsequent reorganizations, we were named Telecomunicações de São Paulo S.A. – TELESP. After our merger with Vivo Participações in October 2011, we changed our corporate name to Telefônica Brasil S.A.

On September 18, 2014, we entered into a stock purchase agreement with Vivendi S.A. to acquire all of the shares of GVT Participações S.A., or GVT, the controlling shareholder of Global Village Telecom S.A., or Operating GVT, which was approved by our board of directors on the same date. Pursuant to Brazilian law, the transaction required approval by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, that included (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT previously operated, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, since the same economic group cannot hold more than one STFC license in the same geographic area. Telefônica has satisfied both obligations. On March 25, 2015, CADE provisionally approved the GVT acquisition, subject to a series of obligations imposed to prevent any undesired concentration effects of the merger. Such obligations require that we:

●	Maintain, for at least three years, the current geographical coverage for STFC, SCM and SeAC services;
●	Maintain, for at least three years, the current average broadband speed for GVT’s customers on a nationwide basis. The reference as of December 2014 is 15.1 Mbps;
●	Maintain, for at least three years, the current average broadband speed for GVT’s customers in São Paulo. The reference as of December 2014 is 18.25 Mbps; and
●	Do not exchange, directly or indirectly, classified information, strategic or competitively sensitive information with any other company or between management and representative responsible for subsidiaries of Vivendi group, the Telefónica group and the Telecom Italia group related to its operations in the Brazilian market.

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

On July 3, 2017, Telefônica Data S.A., or TData, a wholly-owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A ., or Terra, from SP Telecomunicações Participações Ltda., or SP Telecom, one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction is to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.

We are registered with the CVM as a publicly held company and our stock is traded on the B3 under the ticker “VIVT3”. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE under the ticker “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our telephone number is 55-11-3430-3687 and our website is www.telefonica.com.br/ir. The information on our website is not a part of this annual report on Form 20-F.

As of December 31, 2021, we had 1,676,938,271 outstanding common shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$59.6 billion as presented in our audited financial statements prepared in accordance with IFRS.

Historical Background

Corporate Restructuring Involving the Company and Vivo Participações

On July 28, 2010, our parent company, Telefónica, reached an initial agreement with Portugal Telecom for the acquisition of 50% of the share capital of Brasilcel, N.V., or Brasilcel. As a result of this transaction, Telefónica held 100% of Brasilcel’s share capital. At the time, Brasilcel held approximately 60% of Vivo Participações’ share capital. On December 21, 2010, Brasilcel was incorporated into Telefónica.

Due to the acquisition of control of Vivo Participações, on February 16, 2011, Telefónica, through its subsidiary SP Telecomunicações Ltda., or SP Telecom, launched a public offer for the common shares of Vivo Participações (its only voting shares) held by minority shareholders. As a result of the public offer, on March 18, 2011, SP Telecom acquired 10,634,722 common shares of Vivo Participações, representing 2.66% of its shares, resulting in the Telefónica group's participation of 62.1% of Vivo Participações.

On December 27, 2010, the boards of Directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of a corporate restructuring, which provided for the merger of the shares issued by Vivo Participações in Telefônica Brasil. The corporate restructuring was approved by ANATEL on March 24, 2011, and on April 27, 2011, the shareholders of Vivo Participações and Telefônica Brasil approved the merger of the shares issued by Vivo Participações in Telefónica. On June 14, 2011, the board of directors of both companies approved a second corporate restructuring, in which Vivo Participações became our wholly owned subsidiary. The terms and conditions of the second corporate restructuring were unanimously approved by the shareholders of both companies on October 3, 2011. Vivo Participações was incorporated into us, and the holders of Vivo Participações’ merged shares received new shares of the company.

Due to the merger of Vivo Participações into us, our capital was increased by R$31.2 billion, reflecting the economic value of the shares issued as a result of the merger. The merger did not change the identity of the controlling shareholders of the companies.

In addition, as a result of this merger, on July 6, 2011, Vivo Participações submitted a statement to the SEC to cancel the registration of its American Depositary Shares, or ADS, program, since all its ADSs were converted into ADSs of Telefônica Brasil. The SEC approved the deregistration on July 7, 2011.

A third stage of the corporate restructuring was approved by ANATEL on August 16, 2011. On October 3, 2011, our shareholders approved the merger of Vivo Participações in the USA and Telefônica Brasil absorbed the assets of Vivo Participações, extinguishing Vivo Participações, which simplified and further rationalized our cost structures. On the same date, we changed our telecommunications name from São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect our national operations. On October 18, 2011, ANATEL approved the transfer of the authorization for the provision of SMP services in the state of Minas Gerais from Vivo Participações to Vivo.

As a result of this name change, the ticker symbols for our shares were also changed from October 6, 2011 (inclusive), from TLPP3, for common shares, and TLPP4, for preferred shares, to VIVT3 and VIVT4, respectively, with the subsequent change of our trading name to TELEF BRASIL. Our ticker symbol for ADRs on the NYSE was changed to VIV, from TSP.

Telefónica and Telecom Italia Agreement

Through a series of transactions from 2007 to 2009, Telefónica acquired an indirect stake in Telecom Italia’s voting shares through its holdings in the Italian company TELCO S.p.A. Telecom Italia holds an indirect stake in TIM Participações S.A., or TIM, a Brazilian telecommunications company. None of Telefônica Brasil or any other Telefónica affiliate was involved in or had decision-making power over TIM’s operations in Brazil, although Telefónica has an indirect interest in TIM’s operations in Brazil. They were also legally and contractually prohibited from exercising any voting rights in TIM’s operations in Brazil.

On June 16, 2014, the Italian shareholders of TELCO, S.p.A. exercised their right to a spin-off in accordance with the shareholders’ agreement. As a result of the split, Telefónica S.A. indirectly owned 14.77% of Telecom Italia S.p.A., of which 8.3% would be exchanged with Vivendi as consideration for the acquisition of GVT and 6.47% would be tied to debentures issued by Telefónica S.A. in July 2014 convertible into Telecom Italia shares at maturity. On April 7, 2015, ANATEL approved the swap transaction for the exchange of 12% of our common shares and 0.7% of our preferred shares owned by Vivendi for 8.3% of Telecom Italia’s voting common shares, previously held by Telefónica, S.A.

As a result, Telefónica did not have, directly or indirectly, any economic interest in Telecom Italia as of the end of 2015.

Restructuring Involving Our Subsidiaries

On March 15, 2012, our board of directors approved a corporate restructuring of our subsidiaries in full to align the services provided by each subsidiary and concentrate all telecommunications services in a single company. The restructuring was finalized on July 1, 2013.

The restructuring was implemented through divisions and mergers only involving our wholly-owned subsidiaries, A. TELECOM S.A., or A. TELECOM, TData, Telefônica Sistema de Televisão S.A. and Vivo. The corporate restructuring did not result in an increase in our share capital or the issuance of new shares by us, nor a change in the equity interests held by our shareholders. As a result of the restructuring, the value-added services and innovative services provided by several of our wholly owned subsidiaries were consolidated under TData, and other telecommunications services were consolidated under Telefônica Brasil, which, in the final stage of the corporate restructuring, merged these subsidiaries.

Acquisition of GVT

On September 18, 2014, we signed a share purchase agreement with Vivendi and some of its subsidiaries, or collectively, Vivendi, and with GVTPar, Telefónica, S.A. and GVT Operacional, under which we agreed to buy all shares of GVTPar, the controlling shareholder of GVT. This acquisition was approved by our board of directors on September 18, 2014.

As consideration for the acquisition, we agreed to pay a portion of the price in cash and a portion in cash, in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted under the terms of the share purchase agreement, and (2) our common and preferred shares in the amount of 12% of our total capital after the capital increase contemplated in the share purchase agreement and the merger of GVTPar shares in us. The full consideration was paid upon completion of (A) a capital increase, the proceeds of which were used to pay the cash consideration described in (1) above, and (B) the merger of GVTPar shares in us.

On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, which we believe did not compromise the terms of the acquisition of GVT or its value. On March 25, 2015, CADE’s administrative court approved the transaction on the basis of certain confidential commitments offered by us and Vivendi S.A. Commitments include the execution of two merger control agreements: the first between CADE and the second between CADE and Vivendi S.A.

On March 25, 2015, our board of directors approved the public offering of shares, including shares in the form of ADSs, in accordance with a capital increase of R$15,812,000,038.03, by issuing 121,711,240 common shares, at the price of R$38.47 and 236,803,588 preferred shares, at the price of R$47.00, as well as 6,282,660 preferred shares according to the exercise of the excessive allotment option. On May 28, 2015, our shareholders approved the ratification of the Share Purchase Agreement and Other Agreements, signed by the Company, as Buyer, and Vivendi S.A. and its subsidiaries, Société d'Investissements et de Gestion 108 SAS and Société d'Investissements et de Gestion 72 S.A., as Sellers, for which all shares issued by GVTPar, shareholder of Global Village Telecom S.A., were acquired by us.

Therefore, as provided for in the share purchase agreement, we paid a portion of GVT’s spot acquisition price with cash, receiving shares of GVTPar and GVT Operator, and another portion in shares, to FrHolding108 as a result of the merger of GVTPar’s shares in us, representing 12% of our share capital after the merger.

After the merger and as a result of the acquisition, our corporate structure was as follows:

On June 24, 2015, the transaction for the exchange of shares between Telefónica and Société d'Investissements et de Gestion 108 SAS, a company controlled by Vivendi S.A. was completed, through which FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of our share capital, including 68,597,306 common shares representing 12% of this class of shares and 8,059,253 preferred shares representing 0.72% of this class of shares, in exchange for 1,110,000,000 shares representing 8.2% of the common shares of Telecom Italia, S.p.A., previously held by Telco TE, S.p.A., a subsidiary of Telefónica.

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our share capital. On the same day, Telefónica S.A. announced that it had signed an agreement with Vivendi's subsidiary, Société d'Investissements et de Gestion 108 SAS, through which Telefónica undertook to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A., (received by Société d'Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participações, S.A.). On September 16, 2015, the stock exchange was completed. Consequently, Telefónica S.A.'s interest in the Company increased 5.2% in relation to the total preferred shares of the Company and 3.5% in relation to the company's total capital. On the other hand, SIG108's shareholding in the Company was reduced by the same proportion. Therefore, as of that date, SIG108 has no interest in the Company.

On March 14, 2016, our board of directors approved a corporate restructuring to simplify our organizational structure. In the previous corporate structure, GVT Participações S.A. ("GVTPart") was 100% owned by Telefônica Brasil. On the date of the merger, GVT was divided and its net assets were transferred in part to GVTPart and partly to POP. GVT’s share of equity related to assets, rights and obligations related to telecommunications activities was transferred to GVTPart and other installments, related to assets, rights and obligations related to other non-telecommunications activities, were transferred to POP. GVTPart was later merged into Telefônica Brasil, resulting in the following corporate structure:

The corporate restructuring did not result in an increase in capital or a change in the company's shareholders' participation and was ratified by an extraordinary general meeting on April 1, 2016.

Acquisition of Telefônica Transporte e Logística Ltda. by TData

On October 28, 2015, TData, as a buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as a seller, signed a Share Purchase agreement that resulted in the acquisition of Telefónica Transporte e Logística Ltda., a Brazilian-based company that provides logistics services.

Acquisition of Terra by TData

On July 3, 2017, we announced that our wholly-owned subsidiary, TData, has acquired all shares in the share capital of Terra Networks Brasil S.A. ("Terra") of SP Telecomunicações Participações S.A. ("SPTE"), one of our controlling shareholders (the "Terra Redes Transaction"). Terra is a provider of digital services (own and third-party services of value added ("VAS") and carrier billing, as well as mobile channels for sales and relationships) and advertising. The goal of Transaction Terra Networks was to expand and integrate our digital services offering in order to provide additional value to our customer base and TData's, as well as to provide TData's service offering to Earth's customer base and subscribers. In addition, Transaction Terra Networks aimed to expand TData's advertising business as a result of Terra's national operations and expertise. The total price paid by TData as a counterpart for the acquisition of shares issued by Terra was R$ 250 million, paid in a single installment using TData's cash in hand, without the need for financing. Terra Networks Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.

Restructuring Involving TData

On October 30, 2018, our board of directors approved the terms and conditions of the merger in the Company of its wholly-owned subsidiary TData, as well as the proposal to convene the Company's extraordinary general meeting for November 30, 2018, to resolve the merger.

The merger involved the Company and its wholly-owned subsidiary TData, as shown below:

The merger aimed to standardize the provision of services, as well as simplify the company's organizational and corporate structure. After the merger, the corporate structure involving the companies is as follows:

The merger was approved by the Company's Extraordinary Shareholders' Meeting on November 30, 2018 and did not result in an increase in capital or change in the Company's shareholders' equity. The merger was completed with operational effect as of December 1, 2018.

Restructuring involving the Terra and Telefônica Infraestrutura e Segurança Ltda.

On September 26, 2019, we announced that our wholly-owned subsidiary, Terra Networks Brasil S.A., or Terra, has acquired all shares of Telefónica Infraestrutura e Segurança Ltda., or TIS, Telefónica Ingeniería de Seguridad S.A. and Telefónica Digital España S.L.U. (the “TIS Transaction”).

TIS is dedicated to the exploration and provision of services and technology of information security systems, technical support and other services related to infrastructure, technology and information.

The objective of Operation TIS is to enable Terra, which carries out, among other activities, the development of computer systems, with the objective of expanding consulting and operational assistance, maximizing the commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the integration of commercial offerings from TIS and Terra, unlocking the generation of added value for the Company's portfolio of clients such as information technology, security, IoT (Internet of Things) and connectivity activities, all to be provided under common management.

The total amount paid for the acquisition of the shares issued by TIS was R$ 70.84 million, in a single installment, without any financing, using only the money available from Terra. This value was calculated based on the economic value of the TIS as of June 30, 2019, according to the cash flow criterion, supported by an evaluation report commissioned by us.

The purchase and sale agreement of the TIS Transaction contains customary terms and provisions for such transactions, including representations and warranties from the seller, indemnifications and others. The TIS Transaction was also preceded by an accounting, financial and legal due diligence process relating to TIS. The TIS Transaction is not subject to obtaining any authorizations or regulatory approvals by the Company's organs, having been approved by the Board of Directors of Terra in accordance with its statute on September 26, 2019. The TIS Operation did not alter Telefônica Brasil's ownership structure or cause any dilution to its shareholders.

Launch of Vivo Money Credit Rights Investment Fund (FIDC)

In August 2020, in relation to the launch of our Vivo Money service, we structured the Money Credit Rights Live Investment Fund, which was created in the form of a closed company for an indefinite period. FIDC’s objective is to provide its quotaholders with a return on equity on their shares by investing in the acquisition of (i) eligible credit rights, with supporting documents that meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all the composition and diversification indices of the fund's portfolio. Eligible credit rights to be acquired by FIDC originate from credit transactions conducted electronically by our customers exclusively through our Vivo Money electronic platform. FIDC began operations on September 14, 2020, issuing 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. On December 1, 2020, we made a new contribution to FIDC in the amount of R$ 2 million, with the issuance of over 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. In 2021 we made a total of 9 contributions to the FIDC that totaled R$ 30 million of Reais, totaling 26,009.82 junior subordinated quotas with an initial unit nominal value of R$ 1,000, which will not have a defined remuneration parameter and are subordinated to senior quotas and mezzanine subordinated quotas, in this order of priority, for the purpose of amortization and redemption. Residual returns from this FIDC, if any, are paid to us as subordinated shareholders.

Conversion of Our Preferred Shares into Common Shares

At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as of such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share, or the Conversion; and (2) certain amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of our preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, our ADRs backed by preferred shares were exchanged for ADRs backed by common shares, and our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value. All of our common shares continue to trade under the ticker symbol “VIVT3” on the B3 (while our ticker symbol “VIVT4,” under which our preferred shares traded on the B3, was suspended on November 23, 2020), and our ADRs backed by common shares began trading on the NYSE under the ticker symbol “VIV.”

Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L.

On November 1, 2020, our board of directors approved the execution of a quotas purchase and sale agreement, or the CyberCo Transaction, pursuant to which we sold a 100% equity interest in our subsidiary Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L., or TTech, an indirect subsidiary of Telefónica, for the total amount of R$116.4 million, supported by an appraisal report commissioned by us.

As a preliminary step to the implementation of the CyberCo Transaction, certain of our assets, contracts, and employees were transferred to CyberCo Brasil, all strictly related to cybersecurity activities. The transaction will allow us, as an exclusive distributor of CyberCo Brasil, to our position in the cybersecurity market by expanding its portfolio of products and services. In addition, we will benefit from greater competitiveness due to the global scale of our cybersecurity partner. The CyberCo Transaction also ensures the continuity of cybersecurity services by our B2B area to our customers, as it includes the execution of certain contracts that regulate the provision of cybersecurity services between CyberCo Brasil and us.

The CyberCo Transaction agreement contains customary terms and provisions for this type of transaction. The transaction does not alter our shareholding structure, nor cause any dilution to our shareholders. The CyberCo Transaction was not subject to any regulatory authorizations or other approvals in addition to those obtained from our governance bodies on October 30, 2020 and November 1, 2020.

Acquisition of UPI Mobile Assets of the Oi Group

The Oi Group is currently undergoing a judicial reorganization process (recuperação judicial) in Brazil. In January 2021, we entered into the Oi Agreement as part of a judicial auction held on December 14, 2020 for the sale of assets of the Oi Group’s mobile business operations, or the UPI Mobile Assets. In that auction, a joint offer made by us, Claro and Tim was declared the winning bid and approved by the Brazilian judicial reorganization court. Under the Oi Agreement, we are entitled to a share of the UPI Mobile Assets consisting of:

●	Clients: approximately 10.5 million clients, or approximately 29% of UPI Mobile Assets’ total customer base as of April 2020, which allocation sought to enhance competition among the Brazilian telecom market operators;
●	Spectrum: 43 MHz as a national weighted average based on population, or approximately 46% of the UPI Mobile Assets’ radiofrequencies, which allocation strictly conforms to ANATEL spectrum limits; and
●	Infrastructure: agreements for the use of approximately 2,700 mobile access sites, or approximately 19% of the UPI Mobile Assets’ total sites.

At closing, the buyers will pay an aggregate of R$16,500 million for the UPI Mobile Assets, of which: (i) R$15,744 million is the base purchase price; (ii) R$756 million will be paid for up to 12 months of services under transitional services agreement with the Oi Group, or the Transitional Services Agreement; and (iii) R$819 million will be paid for services by the Oi Group under a take-or-pay data transmission capacity agreement, or the Capacity Agreement. We will pay approximately one-third of this consideration, or approximately R$5,500 million. Subject to market conditions and internal approvals, and considering our robust financial position and strong cash flow generation, we intend to use our own resources to finance the transactions under the Oi Agreement.

Closing of the transactions under the Oi Agreement will occur following the separation and contribution of the UPI Mobile Assets by the Oi Group to three different specific purpose entities, or SPEs, such that we will acquire all outstanding shares of one such SPE. Closing is further subject to certain conditions precedent usually applicable to this type of transaction and set forth in the Oi Agreement. Two such conditions precedent – the approval of the transactions by CADE and by ANATEL – were completed on January 31, 2022 and February 9, 2022, respectively.

We believe that the transactions contemplated by the Oi Agreement, once and if consummated, will generate benefits for our shareholders (through the generation of revenues and efficiencies resulting from operational synergies), for our customers (as a result of the assets we will acquire, which will reinforce our commitment to excellent quality of services), and for the industry as a whole (by bolstering the industry’s capacity to invest in and create sustainable technological innovations and further contributing to the ongoing digitalization of Brazil). We further believe our acquisition of select UPI Mobile Assets is another important step towards our purpose to bring people together through increased digitization (digitalizar para aproximar).

Sale of shares of Telefônica Cloud e Tecnologia do Brasil S/A to Telefónica Cybersecurity & Cloud Tech, S.L.

On August 2, 2021, our board of directors has approved the execution of a share purchase and investment agreement, or the TC&T Transaction, whereby: (i) we sold 20% of our stake in our subsidiary Telefônica Cloud e Tecnologia do Brasil S.A., or CloudCo Brasil, to Telefónica Cybersecurity & Cloud Tech, S.L., or TC&CT, a company indirectly controlled by Telefónica, for R$22.0 million; and (ii) TC&CT acquired 190,000 common shares, without par value, issued by CloudCo Brasil, for a total issuance price of R$76.0 million, of which R$25.0 million was paid on August 2, 2021, and R$51.0 million will be paid in two installments in January 2022 and 2023. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TC&T Transaction, we now own 50.01% of CloudCo Brasil’s share capital, while TC&CT holds the remaining 49.99% interest. Our relationship with TC&CT in respect to the management of CloudCo Brasil is governed by a shareholders’ agreement, which was also executed on August 2, 2021. Both the share purchase agreement and the shareholders’ agreement have terms and conditions that are common to this type of transaction.

As a preliminary step in the implementation of the TC&T Transaction, certain assets, contracts and employees have been transferred from us and TIS to CloudCo Brasil, all strictly related to cloud computing activities. The TC&T Transaction will enable us, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing solutions and services for the business-to-business segment, or B2B segment, which would improve our market position and product offerings and enable us to capture significant growth opportunities in this sector. Additionally, the TC&T Transaction also ensures that we continue to manage relationships with end customers, as we have also entered into an agreement whereby we will act as CloudCo Brasil’s exclusive sales channel.

The TC&T Transaction is not subject to any regulatory authorizations or additional approvals, besides those already obtained from our governing bodies, and it does not change our capital structure, nor causes any dilution to our shareholders.

Sale of shares of Telefônica IoT, Big Data e Tecnologia do Brasil S/A to Telefónica IoT & Big Data Tech, S.A.

On November 1, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the TI&BDT Transaction, whereby: (i) we sold a 0.02% equity interest in our subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil S.A., or IoTCo Brasil, to Telefónica IoT & Big Data Tech, S.A., or TI&BDT, a company indirectly controlled by Telefónica, for R$19 million; and (ii) TI&BDT acquired 499,800 common shares, without value, of IoTCo Brasil, for a total issuance price of R$94.9 million. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TI&BDT Transaction, we own 50.01% of IoTCo Brasil’s share capital, while TI&BDT own the remaining 49.99% interest. Our relationship with TI&BDT in respect to the management of IoTCo Brasil is governed by a shareholders’ agreement, which was also executed on November 1, 2021.

As a preliminary step to the implementation of the TI&BDT Transaction, certain assets, contracts, and employees were transferred from us and TIS to IoTCo Brasil, all of which are strictly related to IoT and big data activities. The TI&BDT Transaction will enable us, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and big data services and B2B solutions, which would improve our market position and product offerings and enable us to capture significant growth opportunities in this sector. Additionally, the TI&BDT Transaction also ensures that we continue to manage relationships with end customers, as we have also entered into an agreement whereby we will act as IoTCo Brasil’s exclusive sales channel.

The TI&BDT Transaction is not subject to any regulatory authorizations or additional approvals, besides those already obtained from our governing bodies, and it does not change our capital structure, nor causes any dilution to our shareholders.

Investment by Telefónica Infra, S.L.U. and Caisse de Dépôt et Placement du Québec in FiBrasil Infraestrutura e Fibra Ótica S.A.

On July 2, 2021, we executed certain agreements, or the FiBrasil Transaction, with Caisse de Dépôt et Placement du Québec, or CDPQ, a global investment group, and Telefónica Infra, S.L.U., or TEF Infra, a wholly-owned Spanish subsidiary of Telefónica, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A., or FiBrasil. The operation represents a total investment by CDPQ of up to R$1.8 billion (including payments to us and contributions to FiBrasil) in exchange for a 50% equity interest in FiBrasil’s share capital. TEF Infra acquired a 25% equity interest for the same price, while we hold the remaining 25% interest. CDPQ will make additional contributions of approximately R$750 million, of which R$205 million were paid on closing of the FiBrasil Transaction. These contributions, as well as debt that has been raised (such as FiBrasil’s R$550 million debentures issuance on September 25, 2021) or that may potentially be raised by FiBrasil, are expected to finance the totality of its business plan.

FiBrasil is the leading company in the fiber wholesale market in Brazil. It began its operations with approximately 1.6 million FTTH homes passed, and a plan to reach around 5.5 million homes in four years, focusing on mid-sized cities outside the State of São Paulo. As FiBrasil’s anchor client, we will accelerate its growth strategy in the fiber market by expanding its coverage from the current 16.3 million FTTH homes passed to 24 million homes with this technology by the end of 2024, enhancing the cross-selling of services to its customers, maximizing the return on invested capital, and consolidating FiBrasil as the leading convergent operator in Brazil. The FiBrasil Transaction resulted in a positive impact in our cash flow, before taxes, of R$225 million, and is expected to result in an impact in an additional nominal amount of R$1.5 billion in the following years, subject to reaching certain business targets.

Capital Expenditures

The following table sets forth our capital expenditures for each year in the three years ended December 31, 2021.

	Year ended December 31,
	2021	2020	2019

	(in millions of reais)

Network	7,102.5	6,327.9	7,273.6
Technology / Information Systems	1,255.2	1,154.2	1,185.0
Others(1)	4,823.2	491.2	385.7
Total capital expenditures	13,180.9	7,973.3	8,844.3
(1)	Consists primarily of: (i) handset sales made to corporate customers for the length of their contracts; (ii) furniture and fixtures, office equipment and store layouts; and (iii) spectrum licensing costs, which amounted to R$4,459.4 million in 2021 relative to the acquisition of licenses to operate the 5G spectrum (2.3 GHz, 3.5 GHz and 26 GHz), and R$36.8 million relative to the renewal of our 850 MHz license in the Federal District and the State of Rio de Janeiro.

Year Ended December 31, 2021

In 2021, we invested R$13,180.9 million, a 65.31% increase over the amount we invested in 2020 (R$7,973.3 million), primarily due to the cost of acquiring 5G spectrum (R$4,496.3 million) and higher investments in B2B and B2C (FTTH) commercial activity and mobile networks.

Investments in projects were strongly focused on network investments (which accounted for 81% of investments in 2021) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G and preparation for the launch of 5G network and dedicated corporate networks. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

Year Ended December 31, 2020

In 2020, we invested R$7,973.3 million, a 9.85% decrease over the amount we invested in 2019 (R$8,844.3 million), Investments in projects were strongly focused on network investments (which accounted for 79% of investments in 2020) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH and IPTV. These investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

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

COVID-19 Pandemic

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

●	Our stores faced some restrictions in their operations in 2021, such as reduced hours of operation and customer capacity limitations. However, as the number of COVID-19 cases fell and vaccination rates rose in Brazil, those restrictions were gradually removed, which affected the sale of handset and other accessories, upselling from hybrid to postpaid plans and postpaid additions, which are typically made at our retail locations, resulting in a loss of revenue in both years;
●	The impact on revenues was reverted, surpassing pre-pandemic levels, not only because of the macroeconomic recovery, but also due to the increased perceived relevance of connectivity. Many customers have begun working and studying from home, increasing data consumption and thus being more sensitive to network quality. Accordingly, our mobile accesses increased by 5.4 million, reaching an all-time high of 83.9 million, and our FTTH additions in the period expanded as well, reaching 1.2 million for the year ended December 31, 2021;
●	Costs related to sales, such as sales commissioning and advertising, also fell due to digitalization initiatives and automation of customer care. As a result, commercial expenses fell by 8.2% year-over-year in 2021 compared to 2020; and
●	Due to the aforementioned increased demand for telecommunication services, efficient financial management and despite the macroeconomic downturn, our level of bad debts fell 17.5%, the lowest figure since 2016.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.”

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (with a 33.1% market share as of December 31, 2021, based on accesses), with a particularly strong position in postpaid mobile services (37% market share as of December 31, 2021, based on accesses). As of December 31, 2021, we reached 18.6% of total market share in FTTH (fiber-to-the-home) accesses in Brazil.

Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2021, our average revenue per mobile user, or ARPU, of R$28.2 represented a significant premium relative to the market average. In the year ended December 31, 2021, we captured 31.6% of the 15.0 million net additions in the postpaid mobile segment. We offer our clients a complete portfolio of products, including mobile and fixed-line voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks of the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services. As part of this strategy, we acquired GVT in 2015, a high-growth telecommunications company in Brazil that offered high-speed broadband, fixed-line telephone and Pay TV services to high-income customers across its target market, primarily located outside the state of São Paulo.

Our Operations and Services

Our operations consist of:

●	local and long distance fixed-line telephone services;

●	mobile services, including value-added services;
●	data services, including broadband services and mobile data services;
●	Pay TV services through IPTV and DTH (a satellite technology);
●	network services, including rental of facilities, as well as other services;
●	wholesale services, including interconnection;
●	digital services;
●	services designed specifically for corporate customers;
●	the sale of wireless devices and accessories.

Fixed voice services

Our fixed-line services portfolio includes local, domestic long-distance and international long-distance calls provided both on the public and private regime.

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

Mobile services

According to data regarding market share published by ANATEL in December 2021, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.

Our mobile portfolio includes voice and broadband internet access through 3G, 4G, 4.5G and 5G (the latter of which is in the process of implementation),as well as value-added services (such as Vivo Meditação, Vivo Bem, Vivo HomeFix, Vivo BTFIT, Go Read, Ubook, Hube Jornais, Kantoo Inglês, NBA and NFL), prepaid plans with data sharing features, family plans, voice mail and voice mail speech-to-text translation, caller identification, voice minutes in unlimited bundles to mobile and fixed phones, ringtones, and innovative services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data services

We provide fixed broadband through fiber (FTTH – fiber-to-the-home and FTTC – fiber-to-the-curb) and xDSL technologies, with speeds ranging from 1 Mbps to 300 Mbps.

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

In 2021, we covered 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching more than 6.3 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 27.5 million homes, of which 19.6 million alone consisted of FTTH technology.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer HSPA+ technology, which is commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. As of December 31, 2021, we covered 4,879 municipalities with our 3G network, reaching 97.0% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2021, was available in 4,381 municipalities, reaching 94.1% of Brazil’s population, and also 4.5G LTE through carrier aggregation in 2,855 municipalities, reaching 81.9% of the Brazilian population.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These licenses, which we purchased for R$1.13 billion – or R$4.45 billion including cash obligations–, ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

Pay TV services

We began offering subscription-based television services, or Pay TV services, via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. We currently provide Pay TV services by means of DTH and IPTV (a type of service that offers video broadcast through the IPs) technologies and as of December 31, 2021, had 1.1 million Pay TV customers, including 0.9 IPTV customers.

Network services

Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our clients. Our network management center monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, mobile and fixed packet/circuit core networks, value-added services/multimedia platform and global services, radio access network, infrastructure and online services performance, as well fixed access network across the country, broadband networks, network interconnection, portability and IPTV/DTH. The center is able to identify abnormalities in both our network (fixed and mobile) and in third-party networks including networks of other operators and other corporate clients, using failure, signaling, quality and service monitoring systems. Our network management center is integrated with maintenance and operations teams that maintain and operate mobile and fixed network elements, as well as infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our monitoring process has been supported by automated systems (Robotic Process Automation, or RPA) which increases the effectiveness on incident correlation, recovery and management. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of fixed network technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.

In addition, we are widely applying advanced virtualization solutions (net functions virtualization, or NFV) to support the next generation of mobile networks, known as fifth-generation or 5G, which will address future market and customer expectations by providing massive device connectivity (through IoT technology), very low latency, and higher data transfer rates.

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

At the end of 2021, we had 639 local and long-distance interconnection agreements and 243 agreements for the provision of local and long-distance traffic.

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

Digital services (including value-added services)

Overview

In 2021, our strategy was to continue to deliver the best customer experience possible through our “connecting through digitization” approach (digitalizar para aproximar). To continue improving our experience for our customers and be more precise in our offerings, we excluded from our portfolio over 52 digital services with little or no relevance at all.

We also improved the value proposition of our traditional plans by bundling with new digital services, such as Amazon Prime and Globoplay in the Vivo Selfie Plans, complementing a portfolio that already included other partners like Netflix, Disney+ and Spotify Premium. With these plans, we bring more benefits to consumers through innovative partnerships with companies that are a reference in the digital and entertainment world. Each plan includes a subscription to one of the services, an additional data package to use the partner’s app and many other benefits of the postpaid plans. Likewise, we also implemented these bundles within our broadband service, delivering to this public the entertainment value proposition associated with our fast connection in FTTH. In this model, we have options combining FTTH with Netflix, Disney, Amazon Prime and Globoplay.

Furthermore, new stand-alone offers were launched, bringing to our portfolio strategic players and giving the customer the choice to subscribe to important entertainment and productivity services by paying directly with Vivo’s bill and thus breaking the credit card barrier.

●	Spotify: The mainstream music app of the world was launched in May 2021, improving the music options to our customers.
●	Microsoft Office 365: Vivo is the first Telecom of Americas that sells the version professional of the software with payment in the cellphone billing. The service was launched in May 2021.
●	HBO Max: One of the most important players of entertainment in the world with original content from HBO, DC and Cartoon Network was launched in June 2021.
●	Star+ and Combo+: These products are from the Walt Disney Company. The Star+ has all the content that was before in the old Fox+, and also brings in their app all the live events and sports of ESPN. The Combo+ is an offer that allows the customer to have the Disney+ and the Star+ with a special price. These products were launched in August 2021.

To maximize the points of contact of the customer with the digital services that we offer, we launched a HUB of Digital Services on our website, where are included all the available services of our digital portfolio, which contains a broad range of services in Entertainment, Music, Sports, Education, Finance, Health, and Wellbeing.

During 2021, we continued to develop and increase the communication BTL to our clients, with a distinguish strategy for each one of our services, allied with specific price promotions, during some period, that allows us to increase the volume of sales throughout the year. The Vivo App itself also contributes to expand the visibility of Digital Services. In it, we gain more exposition with several new spaces to communicate the best condition for our clients, with banners and the recommended apps positions.

Besides all that launches and achievements, we also increase the visibility and communication of exclusive promotional subscription through our loyalty program, the Vivo Valoriza. In this program, the eligible Vivo customers can redeem special prices and conditions from several digital services. In 2021, we offered 11 new benefits in several categories, for this particular public:

●	Entertainment: Paramount+, Starzplay, Amazon Prime;
●	Music: Tidal Hi-fi and Tidal Standard;
●	Sports: Estadio TNT Sports;
●	Health & Wellbeing: Vivo Guru, BT FIT, Vivo Meditação;
●	Utilities: Vivo Cloud and Microsoft Office 365

Also, in October 2020, we expanded our education services portfolio, which has over 20 course and language applications, and launched the partnership with Babbel. The service enables robust development of writing, speaking and listening skills in 14 languages. Through this partnership, we have also expanded the value proposition of traditional voice plans with the creation of bundles that package Babbel’s app in voice plans and grant access to the service at no additional cost to customers.

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

Financial services

In October 2020, we launched our personal credit service for Vivo's hybrid and postpaid customers, called Vivo Money and 2021 was a year of consolidation of Vivo Money. Some optimizations in terms of offer were carried out in this period and Vivo Money grants credit to customers now ranging from R$500 to R$50,000. It also offers competitive interest rates, starting at 1.49% per month, according to the customer's credit behavior, and the installments can go up to 36 months. Vivo Money now also includes devices financing (a BNPL product) on a strategy to create synergy with the company's core businesses. Vivo Money is highly strategic for Vivo, as it reinforces its position as a digital service hub, offering our customers far more than telecommunications services. Moreover, expanding Vivo's financial service platform is a top priority for the development of new services that generate value for its customers.

In March 2021 Vivo and Itaú Unibanco announced the new Vivo Itaucard credit card, which was relaunched bringing benefits as a cashback of up to 10% for purchases made at Vivo in addition to installments up to 24x without interest for the purchase of appliances and accessories in its own stores. And the customer earns cashback not only when buying smartphones in Vivo. It also has the benefit of paying post and control plan invoices, internet, TV, top up, mobile insurance and purchases on Vivo's marketplace platform - the Vivo Store. In October was launched another option for the costumer which has as main differential free of charge and was presented in the campaign, with versions of the TV movies aligned with the characteristics of each of the brands in communication with their audience. The new card has as benefit the possibility of installment up to 24 times the purchases made with the card in Vivo's own stores.

In April 2021, we launched Vivo Pay, an additional and important landmark for Vivo's strategy in the financial services sector. Vivo Pay is a digital bank account that is free of charges and available to all, even non-Vivo customers. Vivo Pay supports financial inclusion in Brazil by offering, among other functionalities, a pre-paid card free of charges for online shopping and to purchase credits for apps such as Spotify, iFood and others, or prepaid credits for mobile phones. With Vivo Pay, users can also pay bills and transfer money to any bank account in Brazil through PIX, the Brazilian instant payment system, which enables instantaneous and cost-free money transfers and payments at any time or day of the week. In addition, Vivo Pay offers the Gigaback program, which rewards users with up to 20 GB of mobile bandwidth to use at Vivo.

Corporate innovation

In 2019, Vivo launched its corporate open innovation program, Vivo Discover, which has focused on enabling impact innovation through a mindset change and new business development. The program empowers executives to create and capture value through the adoption of startup solutions for internal issues or generate new business for Vivo’s clients. As an important program to increase our innovation culture within the Company, the Vivo Shaper initiative was launched that year with the main goal of creating and developing “innovation ambassadors” throughout the entire organization. Every year, the program selects 25 senior executives that go through a six-month course on key methodologies and topics such as design thinking, enabling change, managing scouting activities (i.e. searching for startups that are a good fit for a specific need), or how to develop a new business with startups for revenue generation. During the program, each “Shaper” must identify real cases where startups can supply the solution and execute its implementation from start-to-adoption using what they learned through their innovation journey. By transforming knowledge into impact, they drive innovation across the organization, while also stimulating their teams and peers to leverage what they learn and practice during the program.

Moreover, our Open Innovation unit is an open global program designed to connect entrepreneurs, startups, investors, and public and private partners to support local ecosystems by investing in startups from the seed phase to scale-up via different initiatives including Wayra. There are more than 400 active startups in the global portfolio. We believe the integrative nature of Open Innovation enables innovation to be developed in different stages, and the program is structured around certain initiatives, as follows:

●	Open Future: our regional open innovation strategy in partnership with public and private partners;
●	Wayra: an open innovation hub of Vivo in Brazil and the Telefónica group globally. Wayra also provides first round seed capital for startups amounting to up to 350,000 euros per company. Wayra assists early-stage startups to generate business and potential investments in the form of corporate venture capital and supports startups to scale and raise more rounds with major Venture Capital firms in the world;
●	Wayra X: Telefónica’s first open innovation digital hub to invest in global and digital scale-ups;
●	Telefónica Innovation Ventures, or TIV: a network of funds and our corporate venture capital vehicle for investment in late-stage startups. We finance and fuel technological companies in key markets and create strategic partnerships aligned with Telefónica’s global strategy; and
●	Telefónica Tech Ventures: a global venture capital vehicle for cybersecurity, founded by TIV and Eleven Paths, to invest in the best cybersecurity startups and develop new business.

In 2021, Telefónica was recognized among the 25 corporations that most support entrepreneurship (Top 25 Corporate Startups) and has received the “Venture Builder” award for Wayra initiative at the Corporate Startup Stars Awards promoted by Mind the Bridge and the International Chamber of Commerce (ICC).Wayra Brasil has supported 83 startups and made more than R$25 million in investments since 2012. As of December 31, 2021, Wayra had 34 startups in its portfolio. About 57% of our current startups have done business with Vivo last year, bringing new products to our clients and supporting our digital transformation process. Recent investments include the security startup Gabriel, which develops technologies focused on condominium security and video monitoring based on computer vision and AI technology; Alicerce, a social EdTech with affordable, high-quality tutoring programs for children and young adults; and GamerSafer, a cybersecurity startup that provides user authentication and anti-fraud services for online gaming.

In addition to investment, connections, mentoring and consulting with founders, Wayra also develops partnerships in order to maximize opportunities for the group, such as BNDES Garagem, a 3-year impact acceleration program, run together with Liga Ventures and Artemisia, which is helping 135 business to develop, and run an innovation program, as well as the Tourism Integration Smart Challenge, a program launched by the IADB (Inter-American Development Bank) and World Tourism Organization, in partnership with Wayra Hispán, focused on digital boosting the main Latin American tourist attractions during the COVID-19 pandemic. In 2022, Wayra is working in close partnership with the Vivo team, increasing the capability to deliver innovation to its partners and clients, through new projects such as Vivo for Startups and Vivo Challenge to innovate SMEs.

In 2021, we continued to grow our tech presence in Brazil and to develop our focus on connecting innovation to our business units. In our innovation areas, most of our work focuses on identifying future opportunities for our business, adapting to a changing technological environment, and seeking new spaces for developing our activity and offering new products and services, either with our own solutions (Core Innovation) or through agreements with third parties (Open Innovation). This means we are in a better position to foresee the specific needs of our customers and novel demands in society as a whole. Innovation is not restricted to these two areas of the Company, but is also present in each of our local business units and in the different global strategic units. Each of these units has its own innovation team that focuses on their respective activities and responsibilities. In this sense, innovation is spread throughout the entire Company, enabling each and every one of our units to be highly innovative.

Furthermore, Vivo continues to leverage its key assets such as customer base, brand and billing capabilities to penetrate in other business lines through strategic partnerships. In the e-health segment Vivo has started Vida V in cooperation with Teladoc Health, the largest telemedicine provider in the world. Vida V will provide medical services, discounts on medical appointments in person or by teleconsultation, on exams, and also on medications. The app is being tested and is currently in the minimum viable project (MVP) stage, and is expected to officially launch in 2022.

Corporate services

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

Sale of devices and accessories

We sell 5G NR, LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service. We have special offers on smartphones, USB modems and other data devices for customers of bundled packages. Our current device suppliers are Samsung, Apple, Motorola, LG, Usina de Vendas (TCL), DL (Xiaomi), Positivo (Infinix), Multilaser (Nokia and Multilaser), ZTE and Flex (WNC and Blucastle) and our gadgets suppliers are Samsung, Apple, Harman (JBL), DL (Xiaomi), Lenovo, Allied (Google, Logitech and TPLink), Timbro (Amazon), Customic (Customic and Pop Socket), Alfacomex (Geonav), Positivo (Anker and Positivo), Multilaser, Comesp (Laut), i2Go, DPC (Binatone Motorola), Flex (Mitrastar), Tellescom (Askey) and Usina de Vendas (Huawei).

Devices and gadgets sales continued to grow in 2021, in line with our strategy to gain market share in this important market, through strong communication and brand awareness initiatives built on our “You can find everything at Vivo” campaign (in Portuguese, Tem tudo na Vivo), a call to action emphasizing that Vivo can provide everything customers need, and also through our sales channels, which focused on attracting high-value customers to our physical and online stores.

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

Local rates

Our concession agreement sets forth three mandatory plans for local fixed-line service and allow us to design alternative pricing plans. Customers have a choice between the three plans that we are required to offer, or any other alternative plan that we may choose to offer. ANATEL must be notified of the offering and implementation of any alternative plans. The three mandatory plans are:

●	Local Basic Plan (Plano Básico Local): for clients that mostly make short-duration calls (up to three minutes) during regular hours;
●	Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória): for clients that mostly make long-duration calls (over three minutes) during regular hours and/or that use dial-up service to access the internet; and
●	Special Class Individual Access (Acesso Individual Classe Especial): a plan created specifically for families enrolled in governmental assistance programs.

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Service Plan as of the date of this annual report:

Mandatory
Alternative
Characteristics of Plan	Local Basic Plan	Service Plan
Monthly Basic Assignment
Residential Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—	4 minutes
Completing the call (after the Sector 31 terms of allotment)	—	R$0.18539
Local minutes (charges in excess of the Sector 31 allotment)	R$0.11425	R$0.04633
Minimum call length billing	3 seconds	3 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	2 minutes
Charge per answered call (after the allotted Sector 31 duration)	R$0.23249	R$0.23249

As of the date of this annual report, the subscription to the Special Class Individual Access plan costs R$10.97 per month for 90 minutes of local, fixed-line calls per month. Any additional fixed-line or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

Our concession agreement also sets forth criteria for annual fee adjustments for all of our plans for local fixed-line service. We derive a substantial portion of our revenues from services subject to these price adjustments. Prices are adjusted by an annual price readjustment index applied by ANATEL to our local and long-distance fees that reflects the inflation index for the period and a productivity factor, which is calculated based on a compensation index set by ANATEL to share earnings from fixed-line services with their users. Currently, the inflation index used by ANATEL is the IST, which reflects variations in the costs and expenses of telecom companies. ANATEL has consistently complied with the fee range set by our concession agreements.

Long-distance rates

Rates for domestic, long-distance calls are based on the time of day, the day of the week, and the duration and distance of the call, and may also vary depending on whether special services, including operator assistance, are used. We have several options of domestic, long-distance calling plans for consumers using our carrier dial code (15). Customers of any local or long-distance operator may use dial code 15 when dialing long-distance to benefit from our rates. In March 2020, ANATEL approved Resolution No. 724, which established a standard for the implementation and monitoring of tariff freedom in the STFC, for use by the general public in the national, long-distance mode. Since then, we have been free to set domestic long-distance fees at market rates.

We also offer international long-distance rates, which are also available to all users using dial code 15. International, long-distance calling charges are based on the time of day, the day of the week, the duration and the destination of the call, and may also vary depending on whether special services are used, including operator assistance. Our rates for international services are not subject to regulation and are not required to follow the annual rate adjustments described above for other services. We are free to negotiate our fees for international calls based on the international telecommunications market, in which our main competitor is Claro (through its Embratel business).

With respect to long-distance calls, we have developed alternative rate plans for residential and corporate customers.

Mobile services rates

Rates for our Local Basic Plan and certain roaming charges incurred in connection with alternative service plans are subject to annual adjustments pursuant to our authorizations. Current rates, which are revised annually, can be readjusted for the following year at most by the rate of inflation as measured by the IGP-DI index. The maximum rate applies to all service plans, but mobile operators are allowed to freely set the maximum rates for alternative service plans (other than with respect to certain roaming charges).

The initial price cap we agreed upon with ANATEL in our authorizations was based on previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in September 2020, which set fees at R$0.17608 for regular hours and R$0.12325 for reduced hours.

Interconnection fees

We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection fee is a flat fee charged per minute of use that directly affects fixed-line mobile services rates. Since 2005, interconnection agreements are freely negotiated among the service providers, subject to a price cap and to compliance with the regulations established by ANATEL, which include not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection.

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

Taxes

The cost of telecommunication services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 4% to 35% on certain revenues from the sale of goods and services, including telecommunication services. Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) FUST contributions; (3) FUNTTEL contributions; and (4) FISTEL contributions.

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

The collection process for customers in default involves several steps, from an internal interactive voice response, SMS contact, email contact, followed by a late payment notice, and finally reporting customer information to an external credit bureau. Concurrently with our internal process, delinquent customers are also contacted by collection agencies. Customer risk profile, overdue debt and other quality issues are used to increase strategy efficiency and maximize debt recovery efforts. As of January 2018, bad debt provisions were adjusted due to changes brought by IFRS 9, including new criteria that follow an expected credit loss model, adopting a percentage of risk for each debt payment profile until the moment of effective loss (100%). The percentages were calculated according to the historical behavior of delinquency for each segment. In accordance with Brazilian regulations, bad debt write-offs are permitted for late payments of zero to R$5,000 if they are over 180 days late or R$5,001 to R$30,000 if they are over 365 days late. Late payments of over R$30,001 that are open for more than 365 days require a lawsuit to be initiated. This rule is applied for outstanding debt through October 8, 2014; after this period, the amount ranges for bad debt write-offs change as follows: zero to R$15,000 if they are over 180 days late or R$15,001 to R$100,000 if they are over 365 days late. Lawsuits are required for debts over R$100,000 open for more than 365 days.

In the year ended December 31, 2021, the monthly average of partial suspensions, for mobile and fixed-line services (Pay TV included), was 4.5 million lines and the monthly average of total suspensions was 849,296 lines. Provisions for doubtful accounts in the year ended December 31, 2021 were 2.2% of the total gross revenue.

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

	Last Available IBGE Data from 2019 (1)
				Percent of
	Pop.	Percent of	GDP(R$	Brazil’s	Per capita
Area	(million)	Brazil’s pop.	million)	GDP	GDP (reais)(2)

São Paulo State	45.9	21.9%	2,348.3	31.8%	51,141
Minas Gerais State	21.2	10.1%	779.9	10.6%	36,843
Rio de Janeiro State	17.3	8.2%	651.9	8.8%	37,757
Bahia State	14.9	7.1%	482.5	6.5%	32,439
Paraná State	11.4	5.4%	466.4	6.3%	40,789
Rio Grande do Sul State	11.4	5.4%	323.3	4.4%	28,413
Pernambuco State	9.6	4.5%	293.2	4.0%	30,683
Ceará State	9.1	4.3%	273.6	3.7%	29,962
Pará State	8.6	4.1%	208.7	2.8%	24,256
Santa Catarina State	7.2	3.4%	197.9	2.7%	27,615
Maranhão State	7.1	3.4%	178.4	2.4%	25,212
Goiás State	7.0	3.3%	163.6	2.2%	23,307
Amazonas State	4.1	2.0%	142.1	1.9%	34,291
Espírito Santo State	4.0	1.9%	137.3	1.9%	34,177
Paraíba State	4.0	1.9%	108.2	1.5%	26,923
Rio Grande do Norte State	3.5	1.7%	106.9	1.4%	30,495
Mato Grosso State	3.5	1.7%	97.3	1.3%	27,935
Alagoas State	3.3	1.6%	71.3	1.0%	21,375
Piauí State	3.3	1.6%	68.0	0.9%	20,770
Federal District	3.0	1.4%	59.0	0.8%	19,555
Mato Grosso do Sul State	2.8	1.3%	52.8	0.7%	18,993
Sergipe State	2.3	1.1%	47.1	0.6%	20,486
Rondônia State	1.8	0.8%	44.7	0.6%	25,145
Tocantins State	1.6	0.7%	39.4	0.5%	25,022
Acre State	0.9	0.4%	17.5	0.2%	19,839
Amapá State	0.8	0.4%	15.6	0.2%	18,481
Roraima State	0.6	0.3%	14.3	0.2%	23,593
Total	210.1	100.0%	7,389,131	100.0%	35,162
(1)	According to IBGE data (2019) collected at https://www.ibge.gov.br/ – subject to revision.
(2)	Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Overview

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2021, consisted of 245 own sales outlets throughout Brazil. In addition, we also have approximately 12,000 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.

As of December 31, 2021, we had approximately 330,000 points of sale where prepaid mobile service customers could purchase credits using the Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our customers through the following physical sales channels:

●	Vivo stores: we continue to focus on the transformation of the traditional PoS (Point of Sale) into the PDX (Point of Experience), reaching eight iconic stores, six Stores-in-Store and 243 Plus Stores (a concept created to serve small and medium cities) as of December 31, 2021. By advancing on infrastructure, systems, customer service, micromanagement and capillarity improvements we believe we continue to provide an efficient, profitable and enchanting service. In 2020, in response to the pandemic restrictions, we accelerated the digitalization of our stores by releasing the Vivo em Casa, a tool where anyone can contact our store´s sales force.
●	Exclusive dealers: this channel is made up of companies selected and certified to provide our complete product portfolio. These dealers make up an extensive distribution network across the country. Although the channel offers the entire product portfolio, its focus is on postpaid and Fiber products. We are also constantly updating and improving these stores to provide a better customer shopping experience, to ensure a consistent experience as in our flagship stores. In 2021, these resellers increased our store reach in more than 120 points of sale, which meant we were present in Brazil through 1,530 stores as of December 31, 2021.
●	Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners’ own sales teams. This channel maintains a strong partnership relationship with retailers through our sales incentive program (tying compensation to sale performance). In 2021, despite challenging market circumstances, we sustained a relevant volume in prepaid products, maintaining a substantial part of our capillarity through commercial and operational efficiency actions.
●	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase data and voice credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. The channel is currently responsible for the majority of our prepaid sales (90%) and mobile recharges (75%). In 2021, we consolidated the prepaid market share leadership, which was achieved in the previous year with a 29% share, despite the COVID-19 pandemic. We grew our position in micromanagement including specific sales force payments with granularity at the POS level.
●	Door-to-door sales: this channel continues to be strengthened with the growth of the Fiber network across the country, expanding the sales force, focusing on quality and now seeking to total our customers. It is our main fiber sales channel, representing almost 40% of all fiber sales in the B2C segment. The fiber market requires important local knowledge for greater sales penetration and that is why a hunter channel such as door-to-door sales is so important for this segment.
●	Outbound telesales: characterized by the lack of geographical limitations, our outbound telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles, this channel has focused on increase the client base by identifying new clients and offering suitable plans to our existing clients according to their consumption profile. This channel contributed with almost 230,000 unit sales per month.

Customer experience

The year 2021 reinforced our purpose of using digitization to bring people closer by offering technology as a way to connect people and companies. We continued to invest on the rapid digitalization of our channels and providing distinguished services to customers who seek traditional services. Our customers, since their first interaction with us, are seen and treated as unique and receive an optimal combination of tools to solve their issues, whether in digital format for more less complex issues, or through in-person support for more complex requests that require individualized assistance. As one of the protagonists of digital transformation, we work to encourage the use of digital channels for self-service support. As a result, as of December 31, 2021, our Vivo App surpassed 80 million hits per month, with over 19 million unique users and over 205 million interactions via WhatsApp since its creation.

Moreover, in 2021, we sought to further advance our strategy of creating a new experience center model by providing end-to-end services focused on our customer’s profile. This aligns with our mission and DNA to create relationships channels that connect in-person supports with digital channels to solve customer demands as quickly as possible. Our DNA Vivo program was recognized as one of the three best CX strategies worldwide in the global Customer Centricity World Series Awards, and, in October, we received a recognition from CX Impact Awards, an international award that prizes companies that stand out in enhancing their customers’ experience. In addition, our Experience Day program, whereby we have our executives answer customer service inquiries with real customers over the phone, was awarded at the ABT 2021 Awards for best customer relationship practices. Experience Day allows our executives to stand in the shoes of our customer service representatives when answering customer inquiries, which increases our leadership’s empathy and accelerate our ability to provide solutions to identified opportunities. The transformation of Vivo’s ombudsman also received the 2021 Best Performance Award from the CMS Group and Blog Televendas & Cobrança, which prize best call center practices, through programs that bolster engagement and recognition.

In 2022, we expect to continue with our commitment to digitize and improve day-by-day our relationship with our 97.4 million accesses and provide a reliable, smooth and efficient experience in dealing with the Company.

Technology

Voice and data networks

To offer a greater variety of integrated services, we incorporated several new technologies into our voice and data networks. In 2020, we revisited our network virtualization program to increase its flexibility and reliability, and move it towards cloudification. This would allow us to fully offer services based on new technologies, such as 5G, which network functions are cloud-native. In 2021, we began to deploy our first 5G standalone network function.

For voice services, we are on track with the digitization of our VoLTE (Voice LTE) service, which would make it more accessible to our subscribers while reducing voice service on legacy technologies, such as circuit switching. In addition, we have been working on our VoNR (Voice over New Radio) service, which will be necessary to offer voice services on 5G networks. For our fixed-line voice network, we offer VoFTTH (Voice on FTTH) services, SIP trunking and SIP interconnections, and have been increasing our network by launching in new cities while working on energy efficiency, site demobilization, voice digitization plans, and synergies between fixed-line and mobile networks, among other initiatives. To support significant VoIP growth, we are planning and are in the process of modernizing and consolidating our new IMS core, deploying the SBC on our access edge and peering edge. We expect to benefit from savings in terms of equipment, service line, labor and maintenance costs. For our data core, we continue to expand our mobile network geographically, by expanding to new locations through additional points-of-presence, and by offering new data services such as LTE-M and Nb-IoT (low-power technologies developed to enable a wide range of new IoT devices and services) and private LTE networks. At the same time, we have already begun working on our 5G network deployment based on standalone and non-standalone architectures.

As more services migrate to IP, our IP backbone has become a strategic asset to support customer demands and increase revenues. The migration of sensitive and demanding services such as voice and television to IP has also increased the demand for higher quality broadband networks and is further bolstered by products such as cloud services and VoD. At the same time, the expansion of fiber optics to customer homes and the launch of our 5G services (carrier aggregation) increases bandwidth demands over networks. As a result, three main drivers have surfaced as critical to business: availability, performance and cost-effectiveness.

As more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear. The next step toward network simplification entails a deeper-level evolution, which was initiated in 2018 through the exchange of existing routers for new routers with a higher capacity, which enabled the consolidation of specialized routers, thereby reducing network layers, bringing services and content nearer to customers and, ultimately, transforming our backbone into a multiservice network. This new design acknowledges service evolution, as voice, messages and circuits become data packets, which reduces the need for growing capacity in multiple steps. We believe that in the coming years, layer simplification could allow us to bring content even further to the edge, improving costs and quality at the same time.

The foregoing actions are expected to optimize investment in an aggressive traffic increase context and lay the groundwork to deliver the next step in data services quality. Even though bandwidth has been the main technical advantage for several years, latency will take over as the main broadband selling point. To reduce network latency means delivering more responsive services and obtaining higher customer satisfaction. To achieve this result, we believe service should be decentralized and delivered closer to the edge of the network and to customers, which we have taken steps toward by expanding the use of caching solutions throughout the network, making content locally available to our customers, and reducing traffic costs while strongly improving the user experience without increasing access investments. We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile sites expansion. Finally, as Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP, or IPv6. We completed our IPv6 project in 2017, which is important to guarantee full connectivity to our clients, and support sales as we strive to keep expanding our customer base.

In projects related to the Local Area Network, or LAN, we provide local connectivity to all platforms and servers that provide fixed-line or mobile telecommunications services. LAN enables access to all data network services by connecting them to the IP backbone. We continue to develop the standard Ethernet LAN framework to the TRILL protocol (RFC 6326). The use of this protocol strengthens the resilience of the environment, which reduces the rate of failure that may sometimes affect service provided to the end customer. We are further implementing decentralizing our data centers telecom with top-of-rack (TOR) and end-of-row (EOR) switches, which create cost savings with structured cabling and by reducing energy, space and cooling. To ensure the continued growth of our network, in 2021 we increased the capacity of these sites by providing more port capacity in 13 existing sites and implementing an additional site.

We also continued to structure our content delivery network to improve the customer experience with our services and by using caching solutions to reduce bandwidth consumption on the IP backbone, thereby locally storing content from partners such as Google, Netflix, Akamai and Facebook. We added Globo and TikTok as partners in 2021, which allows us to optimize network resources and improve service quality. In 2021, we increased capacity on 24 existing sites due to increased data traffic and implemented five additional sites.

Network security

In a digital world where telecommunication networks are becoming highly complex, the security of networks is an indispensable factor for the success of our customers and their business. We continued to work in 2021 to detect threats and protect our network with new technologies, increasing the number of team members with high-level skills against a variety of attacks and to reduce our risk of compromising our services.

In addition, to identify our vulnerabilities before an attacker, we perform cyber war games and tabletop simulations with our blue, purple and red teams to increase our cyber resilience and defensive skills. The game simulates a cyberattack, in which the red team is responsible for finding breaches in our systems; the blue team, for protecting them, while the purple team sets the rules and environment conditions for the game.

IPTV services

We offer IPTV services through our FTTH network using an open platform, which was created to revolutionize the way we deliver the IPTV service. Our open platform consists of Pay TV with video broadcasting offered through an IP. Our several global partners have developed modules in partnership with us to connect into our existing global video platform. Our local team customized the middleware for set-top-box to create a standardized version that brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and OTT platforms. Several components were integrated to create a new ecosystem for IPTV, such as instant channel change, retransmission, and applications to provide a better user experience. Additional services such as pay-per-view and VoD are also available.

We deliver IPTV service to over 300 cities throughout Brazil as of December 31, 2021, and have sustained our growth from previous years by expanding the coverage of IPTV to new cities. We have created additional points-of-presence, increased the offering of local channels, and increased the quality of IPTV services delivered to remote locations. In addition, new features were added such as Time Shift, Catch Up, Cloud DVR, new applications were added such as Netflix, Amazon and YouTube, and we plan to offer 4K content in the future. Our IPTV interface was further redesigned to improve customer experience, as more channels are offered to customers and our CDN platform growth ensures our ability to offer additional VoD titles and OTT services. In our development plan, we expect to upgrade to the most advanced technology available, with a focus on integrating our services with the Internet and increasing the number of multimedia transmission services, with an emphasis on FTTH (GPON), NGN, DWDM, ROADM and IPTV.

Mobile coverage

In 2021, we continued to expand the capacity and coverage of our mobile networks to absorb continuous growth in voice and data traffic. We seek to set ourselves apart from our competitors by significantly growing our 4G and 5G DSS coverage while maintaining our position as the 3G technology leader. As of December 31, 2021, our mobile network covered 5,002 municipalities in Brazil using LTE Advanced Pro, LTE, WCDMA and GSM/EDGE digital technologies, or 89.8% of the total municipalities in Brazil and 97.61% of the Brazilian population. Moreover, our 2G/GSM-EDGE network extended across 3,757 municipalities, while our 3G/WCDMA network was present in 4,879 municipalities.

Our 4G LTE technology launched in 2013 and was an important step forward for our mobile network, as it provides higher data transfer rates than 3G technology. In 2021, we continued to expand the coverage of this technology and, as of December 31, 2021, our 4G network reached 4,381 cities. We deployed our LTE network with 700 MHz, 1,800 MHz, 2,100 MHz and 2,600 MHz frequencies in 2021, and activated our LTE Advanced Pro technology (commercially known as 4.5G) to bolster coverage, capacity and customer experience improvement. As of December 31, 2021, we reached 2,855 municipalities with this technology. Our 5G DSS was launched in 2020, which, as of December 31, 2021, covered nine Brazilian cities.

Since 2015, we began to develop network sharing in 4G 2,600 MHz coverage with Oi and TIM. As of December 31, 2021, we covered 128 Brazilian municipalities using shared radio base stations and 299 municipalities using TIM or Oi’s network through RAN sharing. In 2017, we also began to develop 3G network sharing with Claro and, as of December 31, 2021, we covered 155 Brazilian cities using shared radio base stations and 139 cities using Claro’s network through RAN Sharing. In 2018, we further began to develop 3G network sharing with TIM, and, as of December 31, 2021, we covered 38 Brazilian cities with shared radio base stations and 27 cities using TIM’s network through RAN sharing. In 2019, we began to develop network sharing in 4G 700 MHz with TIM (as a proof of concept), and, as of December 31, 2021, we covered 10 Brazilian cities with shared radio base stations and 10 cities using TIM’s infrastructure through RAN sharing. In 2019, we entered into a network sharing agreement with TIM for 2G, 3G and 4G technologies, which sought to expand our network and create synergies. As of December 31, 2021, we covered 363 Brazilian cities with shared 3G/4G radio base stations and 353 cities using TIM’s infrastructure through RAN sharing. Also in 2021, 3G/4G single grid was deployed in the urban area of 21 cities by each of the Company and TIM as a proof of concept. RAN network sharing allows us to fulfill the ANATEL obligations that were imposed on us as part of our spectrum acquisitions, and reduces network deployment costs to provide additional coverage at lower costs.

Fraud detection and prevention

During 2021, we continued our work in combating the two main types of fraud, as follows:

●	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. In 2020, we began to consider both fraud expenses and revenue reducer figures regarding fraud due to changes to accounting principles. Accordingly, we had a reduction of 32% in losses related to subscriptions, from R$103.2 million in 2020 to R$70.5 million in 2021. The primary cause of this reduction was the improvement of certain rules and the revision of certain detection processes, in addition to improvements in the controls used to monitor fraud events, which occurred during the year, allowing us to capture more cases of fraud in less time and new fraudulent schemes through additional preventive processes.
●	Identity Fraud: also known as “social engineering,” an identity fraud takes place through call centers, our own stores or our resellers, where a caller that has access to information belonging to our existing clients contacts our call centers and makes unauthorized changes and activations. We had a 109% increase in cases in 2021, from 1,085 cases in 2020 to 2,268 cases in 2021. This increase is related to the higher volume of complaint cases, arising from internal/external fraud, in addition to fraud related to Prepaid Migration, ownership exchange and chip exchange. Nonetheless, we were able to improve access management, CRMs and Biometrics in face-to-face channels to mitigate this type of fraud.

Operating Agreements

Interconnection agreements

The terms of our interconnection agreements include provisions with respect to the number of connection and signaling points. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Fees” and “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” We believe that we have adequate interconnection agreements with fixed-line operators necessary to provide our services and that we have all the necessary interconnection agreements with long-distance carriers.

Roaming agreements

We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements with local service providers.

We have a roaming agreement with MTN Irancell. During 2021, we recorded US$305 in roaming revenues and US$18,138 (before taxes and US$19,767 after taxes) of expenses payable to MTN Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.

Network sharing agreement

In December 2019, Telefônica Brasil and TIM had entered into two network sharing agreements regarding electronic equipment and mobile sites on 2G, 3G and 4G networks, in order to (i) decommission outdated technology; (ii) 4G coverage expansion; and (iii) gain spectrum and cost-efficiency. Both agreements were approved by ANATEL and CADE.

In December 2020, Telefônica Brasil and Claro S.A entered into a network sharing agreement in which the parties had agreed to share 81 of our mobile sites with Claro. The agreement was approved by ANATEL and CADE.

The approval of the aforementioned agreements, however, does not exempt the providers from fulfilling their obligations, nor from the coverage of the entire area. In the case such agreements are terminated before the expected deadline, each provider must meet its coverage commitments with its own network, under the penalty of extinction of the use of radio frequencies’ authorizations.

See also “—Mobile coverage” above for further information on our network sharing.

Competition

Competition in the fixed and mobile markets continued to be intense in 2021. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 4.5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios. In addition, telecommunication companies began to leverage their customer base, billing and other key assets to engage in other revenue streams, alone or in partnerships with companies from other sectors. The initiatives remain in their initial steps and range from financial services, to healthcare, education and B2B solutions.

The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.

In the mobile market, we continued to lead in market share, with a 33.1% share according to information from ANATEL as of December 31, 2021. This year, the competition remained intense in 4G and 4.5G network coverage expansion and subscribers’ growth.

We lead the mobile market in 14 states: Acre, Amazonas, Amapá, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio de Janeiro, Rio Grande do Sul, Roraima, São Paulo and Sergipe. TIM, a Brazilian telephone company and subsidiary of Telecom Italia lead the mobile market in three states: Paraná, Paraíba and Santa Catarina. Oi leads mobile services in four states: Ceará, Maranhão, Paraíba and Pernambuco. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in six states: Alagoas, Distrito Federal, Goiás, Piauí, Rondônia and Tocantins (according to ANATEL as of December 2021).

On the fixed services front, the wireline and pay TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro (which includes its NET, Claro and Embratel services) and Oi, which is stronger in the fixed-line services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) has been offering its fixed broadband network TIM Live in 20 cities. SKY, which is currently controlled by the Argentine conglomerate Werthein, has pay TV and broadband services (4G LTE TDD). In addition, we have competition from thousands of regional service providers throughout Brazil.

Environment, Social and Governance

Telefônica Brasil has developed an ESG strategy that aims to ensure our commitment to sustainable growth. This strategy has six performance pillars with more than 60 indicators monitored by the Board of Directors through the Quality and Sustainability Committee via the Responsible Business Plan (RBP). RBP consists of company-wide targets (2021 - 2024) that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

In 2021, our reverse logistics program called Recicle com a Vivo collected over nine tons of electronic waste throughout Brazil. Seeking to engage our customers, we also launched the EcoSmart seal, which designates B2B products and services with proven environmental benefits. In this way, the digitalization generated by our products and services contributed to avoiding 1.2 million tCO2e of customer emissions.

We also have a “Distributed Generation Program” in place, which, in 2021, had 21 plants in operation out of 83 planned by the end of 2022. In addition, we reduced our direct carbon emissions by 19% compared to 2020, exceeding the target set for 2021, which target accounts for 5% of our executives’ bonuses. We further launched our “Carbon in the Supply Chain Program,” which seeks to engage suppliers in the fight against climate change and contribute to the global goal of reducing emissions in the value chain by 39% by 2025 and achieving zero net emissions by 2040. In 2021, this program encompassed over 100 suppliers.

Regarding our social programs, Fundação Telefônica Vivo benefited around 2.7 million people and invested around R$ 64.2 million in 2021. The highlight of the year was the launch of the “Data Science Project,” which offers training in this topic to students from the public schools, through technical qualification. Aimed at high school students, the course provides the opportunity to better plan their careers in areas that are on the rise in the job market. The project will take place in partnership with Brazilian state education departments and, in the pilot phase, will serve 18 schools in three states: Espírito Santo, Santa Catarina and Mato Grosso do Sul.

In terms of diversity, important projects were launched, such as our “4%” program, which is aimed at bringing greater visibility to women's modalities in sports, and Telas Pretas, the largest digital exhibition of black art in the country. The company ended the year with 30% of blacks in the workforce and committed to reaching 30% of blacks in leadership by 2024. Regarding the LGBTI+ public, 4% of employees declare themselves to be part of this community. In terms of gender, we reached 29% of women in leadership positions and successfully completed the goal of 300 female employees in technical field roles, helping to include women in activities that were previously typically male. The actions contributed to our membership of the Bloomberg Gender-Equality Index (GEI) for the first time.

Considering our commitment to transparency, we updated and expanded our privacy center platform, enabling digital access to relevant information about the treatment and protection of customers' personal data. In addition, we created the privacy committee with the participation of strategic areas to address issues related to privacy. We further implemented important standards and certifications that demonstrate our adherence to best practices such as ISO 26001 (Social Responsibility) and ISO 27001 (Information Security) for the vulnerability management process of our digital security program, Vivo Segura. These initiatives are compounded by DSC 10000 (Compliance), ISO 50001 (Energy) and ISO 14001 (Environmental).

We also placed in the principal sustainability assessments, such as the following: (1) third place in the general ranking of the B3’s Corporate Sustainability Index (ISE), of which we are members for the 10th consecutive year; (2) second consecutive year as a member of The Sustainability Yearbook; (3) we are the company in our sector with the best LatAm ranking in the Dow Jones Sustainability Index (12th place); (4) we are a member of B3's Carbon Efficient Index (ICO2); (5) second place in ALAS20 ranking of Leading Companies in Sustainability and Corporate Governance; (6) only company in the sector in the GPTW B3 Index, and third place in the GPTW Brazil 2021 ranking; in addition, we are part of ESG indices of the S&P, FTSE4Good and MSCI.

The advances and awards obtained reinforce our commitment to creating shared value with our customers, with society as a whole, and with the environment.

Our complete ESG strategy, including main environmental, social and governance actions and programs, can be found in our Annual Sustainability Report, available on our website at: https://ri.telefonica.com.br/en/esg/sustainability-reports. The information on our website is not a part of this annual report on Form 20-F.

Regulation of the Brazilian Telecommunications Industry

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under authorization agreements for voice, mobile, data and Pay TV services in all Brazilian states, except for voice services in São Paulo state, where we operate under a concession agreement that enables us to provide specified services and subjects us to certain obligations, according to the PGMU and the RQUAL.

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

On October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework and represents a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated regulatory framework”.

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

Our operations are regulated as follows:

●	Fixed line voice services (local and long-distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for an additional period of 20 years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;
●	Mobile voice and broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal - SMP) authorizations.
●	Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;
●	Pay TV services, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term;
●	Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and
●	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesales services are also regulated by the PGMC.

We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.

Quality regulations in Brazil

In December 2019, ANATEL approved the new RQUAL, which changes the way the agency will monitor the performance of telecommunications operators. In addition to promoting quality indicators increasingly associated with consumer experience and widespread dissemination of results, the concept of responsive regulation was introduced, encouraging advanced corrective actions to problems, rather than solely imposing fines when goals are not met. Providers will be evaluated for certain quality requirements and will receive annual “seals” from “A” to “E” in each Brazilian municipality. If the provider has quality deterioration in a municipality compared to the previous label and is in the last two positions (seals D or E), customers may terminate their contracts without paying penalties (if the service was contracted at the time the provider’s quality seal was superior). Seals will be awarded annually with quality measurements per municipality and state, as well as Brazil as a whole, based on three indicators: quality of service index, perceived quality index and user complaint index.

An independent entity, funded by the providers, will measure the quality of services, but ANATEL will able to contract complementary measures. In addition to this entity, the regulation amended the consumer rights regulations, creating the obligation to establish an ombudsman, directly linked to the company’s presidency. The full implementation of this new regulation will not take place until 2022. ANATEL has set a deadline of 18 months for its implementation group to develop an operational manual, making the first measurements, and for the publication of a reference values document, or DVR. As the DVR was approved on December 2 2021, measurements will begin on March 2022.

RQUAL already revoked most of the existing indicators in the old quality regulations. The reimbursement criteria in the services regulations were also revoked, and, as of February 2022, only the RQUAL provisions are in force.

Fixed-line services

Our concession agreement

We are authorized to provide fixed-line services to render local and domestic long-distance calls originating in Region III, which comprises the state of São Paulo, except for Sector 33, established in the PGO. The current concession agreement that is valid until December 31, 2025 was reviewed in 2006 and 2011. According to Resolution No. 678/2017, a new revision should have been until December 31, 2020, which has not yet occurred. Until then, our 2011 contract remains valid.

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis of calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed-line basic and alternative plans. The most recent payment of this biennial fee was made in April 2019, based on 2018 revenue. The next payment is therefore scheduled for 2021 based on 2020 revenue. See Note 1 to our Consolidated Financial Statements.

In addition, the Brazilian government published Decree No. 7,512/2011 which enacted PGMU III. It set forth new targets for public pay phones (Telefone de Uso Público) availability in rural and low-income areas and targets related to low-income fixed-line services (Acesso Individual Classe Especial – AICE).

On June 27, 2014, ANATEL held a public consultation for the PGMU. Since there was no mutual agreement between ANATEL and operators for the signature of the 2015 concession agreement contracts, the new version of the PGMU was also delayed. In December 2018, although the new concession contracts have not yet been signed, the Brazilian government published Decree No. 9,619/2018, which approves the revision of the PGMU targets. The new plan replaces some obligations, mainly related to public telephony, for obligations related to the 4G mobile network. These targets have been criticized by several local operators.

In addition, in December 2018, ANATEL began notice and comment on the last PGMU revision for the period between 2021 and 2025 (PGMU V). The public consultation was concluded and ANATEL’s board of directors approved the new revision on November 26, 2020. The main change in comparison to PGMU IV concerns the goals that must be met to replace the reduction in the number of payphones required. ANATEL proposed to replace 4G targets, established in the previous plan, with the construction of a backhaul in municipalities that do not have an optical fiber connection yet. These revised targets were approved by the Brazilian Ministry of Communications (Ministério das Comunicações) in January 2021.

Our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of Resolution No. 744, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). As such, at the end of our concession contract on December 31, 2025, our concession-related assets will not be transferred to the Brazilian government, but will be subject to specific network and infrastructure sharing agreements as provided in the operational manual for the Continuity Regulation, which itself was approved by Decision No. 269/2021/COUN/SCO.

For information about regulations affecting rates we can charge under our concession agreements, see “—Rates, Taxes and Billing.”

Obligations on concessionaires to provide fixed-line service under the public regime

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

In November 2018, ANATEL approved Resolution No. 703, which establishes new spectrum cap regulation. There are two groups of bands with specific limits for a given area:

●	Frequencies up to 1 GHz: each operator may hold up to 35% of the bands;
●	Frequencies between 1 GHz and 3 GHz: each operator may hold up to 30% of the bands.

These limits can be extended by up to 40%, through competitive constraints that may be imposed by ANATEL. For frequencies above 3.0 GHz, the limits were determined in the specific auction terms as follows:

●	3.5 GHz frequency (between 3.3 and 3.7 GHz): each operator may hold up to 100 MHz of the band;
●	26 GHz frequency (between 24.3 GHz and 27.5 GHz): each operator may hold up to 1 GHz of the band.

Mobile service licenses (SMP)

Previously, spectrum authorizations were valid for 15 years and could only be renewed once. Although the recently approved New General Telecommunications Law permits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed.

According to the New General Telecommunications Law and to Decree No. 10,402/2020, ANATEL may set specific conditions for the renewal of our existing licenses on the grounds of efficient spectrum use, competition issues or public interest. For example, ANATEL can impose a mandatory “refarming” processes in certain spectrum bands or refuse renewal requests altogether. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.

Our current 850 MHz authorizations will expire between 2022 and 2028. If legal and regulatory requirements are met, ANATEL has agreed to the current authorizations for the use of radio frequencies in bands A and B, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the TCU.

Typically, renewed licenses required payment of 2% of net operating revenues earned in the region included in the authorization, every two years for the duration of the extension period. For some licenses, we also must pay 1% of the aforementioned amount in the 15th year. In July 2018, however, ANATEL published Resolution No. 695 with a new Public Spectrum Price Regulation. The Resolution establishes new criteria for license renewal costs. The formula considers factors such as grant time, revenue earned in the region and the amount of spectrum used by the company. Part of the payment can be converted into investment commitments.

Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

		Bandwidth
Region	Frequency	(MHz)	Notes	Year of Exp. Date	Notes
Brazil (1)	450 MHz	14	(2)	2027
Brazil (1)	700 MHz	20		2029
Brazil (1)	850 MHz	25	(3)	2022-2028	(4)
Brazil (1)	900 MHz	5	(5)	2023-2035	(6)
Brazil (1)	1.8 GHz	20	(7)	2023-2035	(6)
Brazil (1)	2.1 GHz	20-30	(8)	2023
Brazil (1)	2.3 GHz	40-50	(9)	2041
Brazil (1)	2.5 GHz	40	(10)	2027-2031	(11)
Brazil (1)	3.5 GHz	100		2041
Brazil (1)	26 GHz	600		2041
(1)	Telefonica Brazil uses high and low frequencies spectrum in all regions of Brazil
(2)	States of SP (except municipalities with CN 11 and 12), MG, AL, CE, PB, PE, PI, RN and SE
(3)	States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, SP and TO - except PGO Sectors 3, 22, 25, 30 and 33
(4)	Current licenses expire between 2022 and 2028. ANATEL decided to limit their renewal up to 2028, due to a future mandatory refarming process.
(5)	States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, TO - except PGO Sectors 20, 22, 25 and 30.
(6)	Regional licenses: expiration and renewal dates depend on the region.
(7)	20 MHz is the most common bandwidth, but can rise up to 50 MHz in some regions.
(8)	30 MHz in regions where the 1,900 MHz bandwidth frequency has been migrated to 2,100 MHz.
(9)	50 MHz in the southeast region of Brazil (except state of SP and PGO Sector 3); 40 MHz in state of SP, and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25).
(10)	40 MHz is the most common bandwidth, but can rise up to 60 MHz in some regions.
(11)	Band X will expire in 2027 and Band P will expire in 2031.

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

In December 2015, ANATEL auctioned the remaining spectrum lots in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands, from which Telefônica acquired seven lots of 2.5 GHz frequency band offering a total of R$ 185.4 million. These lots are associated with six different States, in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas, and one countryside city of the State of Mato Grosso do Sul. Such frequencies are already being used for the provision of mobile broadband service on 4G.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These licenses, which we purchased for R$1.13 billion – or R$4.45 billion including cash obligations –, ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

Multimedia communication service

Our multimedia services include broadband in several technologies, including fiber UBB services.

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

Pay TV services

We are authorized to provide Pay TV Services (Serviço de Acesso Condicionado), or SeAC, throughout Brazil by means of different technologies (Fiber, DTH and coaxial).

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

Interconnection fees

In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:

●	a fee for the use of our local, fixed-line service network (the TU-RL): we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local, fixed-line service, for which a fee is not charged;
●	a fee for the use of our long-distance, fixed-line service network (the TU-RIU): we charge long-distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;
●	a fee for the use of the mobile network (the MTR): we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use; and
●	a fee for the use of leased lines by another service provider (EILD): we also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our results of operations may be negatively affected by changes to STFC or SMP rules.”

Fixed-line services

In July 2005, ANATEL published new rules on interconnection. The main changes are: (i) an obligation to have a public offering of interconnection for all services, in addition to interconnection fees between providers of fixed-line and mobile telephone services; (ii) an obligation by internet backbone providers to publicly offer interconnections; (iii) the establishment of criteria for the treatment of fraudulent calls; and (iv) a reduction of service times for interconnection requests.

In 2006, we completed the implementation of interconnection with mobile service providers in regions with heavier traffic, ensuring proper billing for such calls. This reduced interconnection costs.

In 2007, ANATEL published a new version of its fixed-line network compensation regulation, which changed the rules used to calculate interconnection fees. Local and long-distance fees, which were hitherto fixed, became variable fees according to the rules for public service fees. A 20% increase was applied to fees for mobile service operators without significant market power in their regions.

On May 7, 2012, ANATEL Resolution No. 588/2012 was published, which set forth the following:

●	a maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours;
●	a reduction of interconnection fees from domestic and international long-distance calls by 30% of the TU-RL, and a reduction of 25% (until 2012) and 20% (as of 2013) of the TU-RIU;
●	The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%; and
●	The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.

On July 1, 2014, ANATEL decided to gradually decrease the TU-RL, and the TU-RIU based on a bottom-up cost model by setting maximum rates for fixed interconnection fees for the years 2016 through 2019. In December 2018, ANATEL set the fixed-line interconnection fees ranging for the years 2020 through 2023, as shown in the table below for our STFC sector (Sector 31) in reais):

	Interconnection fees for Sector 31
Year	TU-RL	TU-RIU1	TU-RIU2
2020	0.00134	0.00166	0.00118
2021	0.00117	0.00176	0.00120
2022	0.00104	0.00183	0.00122
2023	0.00096	0.00188	0.00122

In December 2016, ANATEL held a public consultation to discuss a new interconnection regulation (Regulamento Geral de Interconexão). These rules were eventually enacted in July 2018 through Resolution No. 693. The new rules seek to resolve a large number of disputes in agreements for voice and data traffic among telecom companies. In the case of a default, interconnection services can be cut without ANATEL’s prior authorization. In addition, the rule sets forth a list of prohibited practices in interconnection relationships and makes interconnections technology-neutral.

Mobile service

In November 2009, ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees and reducing the number of fees for the use of the mobile network from two to one. On July 1, 2014, ANATEL decided to gradually decrease the MTR, based on a cost model for the years 2016, 2017, 2018 and 2019. In December 2018, ANATEL established the reference values for the MTR for the years ranging from 2020 until 2023, as shown below per region in the General Authorization Plan (Plano Geral de Autorizações), or PGA, in reais:

Year	PGA Region I	PGA Region II	PGA Region III
2020	0.01338	0.01503	0.02687
2021	0.01380	0.01527	0.02814
2022	0.01422	0.01550	0.02947
2023	0.01468	0.01578	0.03082

In addition, on December 2, 2013, Act No. 7,272 was published, which set the MTR reference values for PMS providers and became effective on February 24, 2014. On August 28, 2014, Nct no. 7,310 replaced the reference values previously set out in Act No. 7,272. In addition, the PGMC determined that in the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; and 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. Since February 24, 2016, the MTR is owed to the mobile service provider when its network is used to originate or terminate calls (full billing). These conditions were further modified by ANATEL in February 2015, after public notice and comment. In July 2018, ANATEL amended the PGMC and modified the rules on interconnection fees to be paid for outbound traffic, as follows:

●	From January 1, 2013 to February 23, 2015: 80% / 20%;
●	From February 24, 2015 to February 23, 2016: 75% / 25%;
●	From February 24, 2016 to February 23, 2017: 65% / 35%;
●	From February 24, 2017 to February 23, 2018: 55% / 45%; and
●	From February 24, 2018 onwards: 50% / 50%.

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

Mobile Virtual Network Operator (MVNO)

In 2001, ANATEL approved rules for companies to be licensed as MVNOs. In 2016, ANATEL authorized MVNO companies to be affiliates of other certain network operators, and for that reason, we have signed agreements with companies authorized to operate as an MVNO in Brazil. Brazilian MVNO regulations allow two operating models: “authorized” (in which MVNO holds its own SMP authorization but operates under an MNO’s network) and “accredited” (in which the company doesn’t hold an SMP authorization and acts as an MNO’s representative and offers services jointly). In August 2019, ANATEL held a public consultation about regulatory barriers to IoT expansion and proposed changes in MVNO regulations. Furthermore, in November 2020, ANATEL Resolution No. 735/2020 reduced regulatory restrictions on the “accredited” model, and permitted the representation of multiple MNOs and gave more autonomy in the use of network agreements.

Internet and related services in Brazil

In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL requires SCM operators to act as carriers of third-party internet service providers.

Civil rights framework for the Internet

On April 23, 2014, at the opening of NetMundial, former President Dilma Rousseff approved the Civil Rights Framework for the Internet (Marco Civil da Internet), which was enacted as Law No. 12,965/2014. The act adopts strict Net Neutrality rules that guarantee equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. After three public consultations released by CGI.br (the Brazilian Internet Steering Committee), the Ministry of Justice and ANATEL, the Brazilian government published Decree No. 8,711/2016, which regulates the law. It establishes the regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration. We believe these measures will offer our clients greater protection with respect to how their personal information is used and shared, and creates opportunities for new services that make use of aggregated information.

In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding Personal Data Protection. The original text of this law is based on the European Union’s Directives on Data Protection (Directive 95/46/EC), and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others. In 2018, the President of Brazil approved the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the ANPD, in accordance with the ANPD’s timetable for 2021 and 2022 set by Ordinance No. 11/2021. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020. Furthermore, following the approval of Decree No. 10,474/2020, which governs the ANPD, all five directors were appointed and officially confirmed by the Brazilian Senate in October 2020.

In March 2021, the ANPD and the Brazilian National Consumer Secretariat (Secretaria Nacional do Consumidor), or SENACON, signed a technical cooperation agreement, or TCA, to facilitate the investigation of security incidents. Under the TCA, SENACON will begin sharing information about consumer complaints related to data protection with the ANPD. However, whether to apply the LGPD to individual cases, or whether to share information about these cases with SENACON, falls upon the ANPD. The TCA is effective for 24 months, subject to renewals at the ANPD and SENACON’s discretion. In addition, ANPD signed a second TCA with CADE in June 2021, which seeks to target violations of economic and market rules and to promote a culture of free enterprise in services relating to the protection of personal data. To this end, CADE and the ANPD will exchange information and participate in joint educational activities on procedures and practices to promote competition in personal data protection services.

For additional information on our data protection and data privacy policies and procedures, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”

Resolutions published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2021. The most relevant among these regulations were:

●	ANATEL Resolution No. 741: Approves conditions for the migration of STFC concession to authorization;
●	ANATEL Resolution No. 742: Changes usage conditions for the 3.5 GHz band and regulates usage conditions for the 24.25 GHz to 27.90 GHz band;
●	ANATEL Resolution No. 743: Amends the SMP PGA;
●	ANATEL Resolution No. 744: Enacts the Continuity Regulation
●	ANATEL Resolution No. 746: Approves the regulatory inspection regulation;
●	ANATEL Resolution No. 747: Assigns and allocates VHF and UHF bands and regulates the use of idle spectrum (white spaces); and
●	ANATEL Resolution No. 748: Approves the General Regulation for Satellite Exploration.

Public consultations published

In 2021, ANATEL announced a series of public consultations. The most relevant among these public consultations were:

●	ANATEL Public Consultation No. 2: Review of technical and operational requirements for radio frequency bands above 2 GHz for fixed service (Act No. 4800/2020);
●	ANATEL Public Consultation No. 4: Technical and operational synchronization requirements for TDD systems;
●	ANATEL Public Consultation No. 5: Technical and Operational Requirements for the 26 GHz frequency band;
●	ANATEL Public Consultation No. 7: Channeling and other operational requirements for radio frequencies 1,437.75 -1,452 MHz and 1,503.25-1,517 MHz;
●	ANATEL Public Consultation No. 9: Change in the methodology for calculating the base value of fines related to violations of users’ rights;
●	ANATEL Public Consultation No. 13: Assessment of fees and contributions applicable to the telecommunications sector;
●	ANATEL Public Consultation No. 23: Regulation of the 4,800-4,990 MHz band;

●	ANATEL Public Consultation No. 24: Reassessment of the structure and internal regulations of the Brazilian communications commissions;
●	ANATEL Public Consultation No. 30: Technical and operational requirements for the use of the 3,700 MHz – 3,800 MHz band by low power service stations;
●	ANATEL Public Consultation No. 34: Preparation of an operational manual for the Continuity Regulation;
●	ANATEL Public Consultation No. 35: Technical and operational requirements for telecommunications service stations in the 1,427 MHz - 1,517 MHz band;
●	ANATEL Public Consultation No. 41: Review of operating procedures relating to the assignment of numbering resources;
●	ANATEL Public Consultation No. 43: Amends regulation consistent with statutory changes to the FUST;
●	ANATEL Public Consultation No. 45: Change in sectorial data collection related to mobile Service accesses;
●	ANATEL Public Consultation No. 48: Regulation of fixed-line telephone service billing and local area review;
●	ANATEL Public Consultation No. 52: Review of the regulation of use of radio frequencies related to telecommunication services;
●	ANATEL Public Consultation No. 53: Regulation of the universalization of public regime fixed-line telephone service; and
●	ANATEL Public Consultation No. 55: new, bottom-up cost models for fixed and mobile telecommunications networks.

Other regulatory matters

Regulation for competition

In December 2016, ANATEL launched a public consultation for a regulation that set price references for wholesale products. The proposal would set the ANATEL cost model as the only source for the valuation of these products. In July 2018, ANATEL approved amendments to the PGMC through Resolution No. 694/2018. The rule creates a new relevant market (high-capacity data transfer) and introduces the concept of retail competitiveness levels for each municipality (ranging from category one, fully competitive, to category four, non-competitive areas where public policies are necessary to enable services). For each relevant market, asymmetric measures may vary according to the competition category assigned to each municipality. In addition, the new PGMC defines small-scale providers (prestadora de pequeno porte), or PPP, which the NATAL factors when creating asymmetric rules (in the context of PGMC and possibly in other regulations). Under the definition set by ANATEL, PPP designation applies to any company that does not account for more than 5% of the retail market share in which it operates.

Productivity factor

The X Factor is a regulatory instrument used to incentivize operational efficiency gains in the telecommunications sector, so that related gains in earnings are shared with the consumer through annual tariff readjustments. The X Factor’s calculation mechanism, including the inputs and products relating to our applicable operations that are included in the calculation, are set by ANATEL. In October 2017, ANATEL approved a new methodology to calculate the X Factor for fixed-line telephone services. The new regulation uses a cost-based model to segregate revenues and costs for services. Under the new formula, although gains for retail broadband services were excluded, the methodology continues to consider the productivity gains of services rendered under the fixed voice authorization. Although this standard represents an evolution in the calculation methodology with the exclusion of gains in retail broadband services, there is still what we regard as an undue inconsistency when factoring in the productivity gains of the fixed voice authorization because the calculation does not distinguish between fixed voice services provided under the public and the private regime. We have voiced our opposition to the method for calculating the X Factor on a number of occasions. Although we have not initiated any formal proceedings with respect to this issue before ANATEL, we have expressed our criticism of this issue during the public consultation phase that preceded formal adoption of the standard, and annually each time we deliver our data to ANATEL for its calculation of our X Factor.

Updated regulatory framework

On October 4, 2019, the New General Telecommunications Law was published. This law revises the General Telecommunications Law and significantly impacts the industry.

The New General Telecommunications Law permits fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime, although further rulemaking remains underway to fully implement the law and permit operators to migrate to the new regime. According to the New General Telecommunications Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. Operators will be required to invest such gains in broadband-related projects, which will need to be defined by ANATEL. If an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025, at ANATEL’s discretion. In December 2019, a public consultation was launched to hire an independent consulting firm to assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the concession regime to the private (authorization) regime, and this process remains ongoing.

Furthermore, the New General Telecommunications Law also permits the successive renewal of an authorization to explore a spectrum, so long as ANATEL’s requirements and stipulations are met. Under the previous model, each authorization could be renewed only. In addition, New General Telecommunications Law permitted the creation of a secondary spectrum trading market among authorized operators, where trades can be placed directly between them. Similarly, companies holding the rights to explore Brazilian satellite positions can have their permits renewed on an unlimited basis. However, these aspects of the law are still subject to implementation through regulations, which have yet to be passed.

Finally, under the New General Telecommunications Law, the FUST law was revised to clarify that radio and video broadcasting services are not subject to taxation under the FUST.

Telecommunications Self-Regulation System

In March 2020, we and the main telecommunications service providers in Brazil launched a joint initiative aimed at establishing the sector’s first comprehensive self-regulation program. The Telecommunications Self-Regulation System (Sistema de Autorregulação das Telecomunicações), or the SART, sets common rules and procedures that must be followed by all participating companies in relation to the most relevant topics regarding the relationship between providers and customers, such as telemarketing, offers, billing and customer care.

Although the initiative is still restricted to large operators, the SART will be open to any telecommunications company that wants to participate and commits itself to the principles defined by the program. The main benefit for participating companies are the defined procedures and rules towards improving services, resulting in greater consumer satisfaction and promoting an environment that stimulates a more principle-oriented approach to regulatory issues. However, to avoid conflicts with existing ANATEL regulations, ANATEL’s General Regulation on the Rights of Telecommunications Service Consumers (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), currently under revision by ANATEL, will have to be amended in order to make it more principles-oriented and less operational.

According to the Telecommunications Providers Association, or Conexis, more sectors may soon be included in the initiative. Conexis intends to invite companies from the retail and telehealth sectors to join the platform in 2022. Moreover, in February 2021, SART’s board approved its new billing regulation, encompassing several rules intended to guide companies participating in the initiative in topics regarding charging procedures for telecommunications products and services. The regulation contains commitments on the form of payment, debt negotiation, collection contestation, return of amounts and contractual termination.

C.	Organizational Structure

On December 31, 2021, 73.53% of our voting shares were controlled by the three main controlling shareholders: SP Telecomunicações Participações Ltda.with 19.67%, Telefônica S.A.with 29.77% and Telefônica Latinoamérica Holding, S.L.with 24.09%. Telefónica Latinoamérica Holding, S.L., or Telefónica Latinoamérica, is the controlling shareholder of SP Telecomunicações S.A., or SP Telecomunicações. Telefónica Latinoamérica is a wholly owned subsidiary of Telefónica S.A. Therefore, Telefónica S.A. was the beneficial owner of 73.58% of our voting shares, since Telefónica Chile S.A., which owns 0.06% of our voting shares, is also a wholly owned subsidiary of Telefónica S.A. See "Item 7. Principal Shareholders and Related Party Transactions - A. Principal Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our important subsidiaries are Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A. ), or Terra, Telefónica Infraestrutura e Segurança, or TIS, POP Internet Ltda., or POP, and Telefonica Transporte e Logística Ltda., or TGLog, all owned by us and headquartered in Brazil.

On September 30, 2020, Terra Networks Brasil S.A., a wholly owned subsidiary of Telefônica Brasil, decided in favor of moving its corporate form from a corporation to a limited company (limited company),in the process of changing its legal name to Terra Networks Brasil Ltda. The resolution took place through an extraordinary meeting of shareholders.

Associated Companies

Aliança Atlântica Holding B.V. (Aliança): Based in Amsterdam, The Netherlands, the entity is 50% owned by Telefônica Brasil and holds funds generated from the sale of its shares of Portugal Telecom in June 2010. For more information, see “Item 4. Information On The Company—A. History and Development of the Company—Historical Background—Corporate Restructuring Involving the Company and Vivo Participações.”

Companhia AIX de Participações (AIX): Headquartered in Brazil, the entity is 50% owned by Telefônica Brasil and holds a 93% equity interest in the Refibra consortium, formed to finalize a network of underground fiber pipelines in Brazil, in order to make them commercially viable.

Companhia ACT de Participações (ACT): Headquartered in Brazil, the entity is 50% owned by Telefônica Brasil and holds a 2% shareholding in the Refibra consortium.

With the implementation of IFRS-11 Joint Arrangements on January 1, 2013, our investments in these entities were retroactively accounted for using the equity method.

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

Regarding Iran, we have a roaming agreement with MTN Irancell, or Irancell. During 2021, we recorded US$305 in roaming revenues and US$18,138 before taxes (US$19,767 after taxes) of expenses payable to Irancell under this agreement.

Telefónica’s subsidiaries, other than our Company (which arrangements are described above), were party to the following roaming agreements with Iranian telecommunication companies in 2021:

(1)	Telefónica Móviles España S.A., or TME, Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran, or MTCI, (ii) Taliya Mobile, or Taliya, and (iii) Telecommunication Kish Co., or TKC. During 2021, TME recorded the following revenues related to these roaming agreements: (i) 11,605 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)	Telefónica Germany GmbH & Co. OHG, or TG, Telefónica’s German 69.93% indirectly-owned subsidiary, has respective roaming agreements with MTCI and Irancell. During 2021, TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 5,000 euros from Irancell.
(3)	Telefónica UK Ltd, or TUK, Telefónica’s former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be Telefónica’s subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, to which it was contributed. During 2021, TUK recorded no revenues from Taliya.
(4)	Pegaso PCS S.A. de C.V., or PCS, Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2021, PCS recorded 13.72 U.S. dollars before taxes (15.91 U.S. dollars after taxes) in roaming revenues and 4.42 U.S. dollars of expenses payable to Irancell under this agreement.

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

On December 31, 2021, we had fixed and mobile operations in 2,665 properties, 1,410 of which we own, of which 105 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 134 administrative areas, 1 kiosk and 243 retail stores are leased.

Our main physical properties for providing fixed-line telephone services involve the segments of switching (public switching telephone network, or PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (energy systems and air conditioning) and external network (fiber optic and metallic cables), which are distributed in many buildings throughout the state of São Paulo and in the main cities outside the state of São Paulo. Some of these buildings are also used for administrative and commercial operations.

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

On December 31, 2021, the net book value of our property, plant and equipment amounted R$44.4 billion (R$44.4 billion on December 31, 2020).

Environmental matters

Brazilian federal, state and municipal legislation govern the control and protection of the environment. These laws govern the appropriate use of natural resources, control of atmospheric emissions and noise, treatment of effluents, handling and final disposal of hazardous materials and solid waste, amongst others.

Under these laws, certain environmental licenses must be secured prior to the construction, installation, expansion and operation of facilities that use natural resources or that may pollute the environment, including those related to the installation and operation of radio/cell base stations and antennas. According to the stage of the project, the environmental licenses may be: (1) a preliminary license, which approves the location and design of the project and must be obtained in the early stages of the project or activity to certify its environmental feasibility; (2) an installation license, which authorizes the installation of the project or activity in accordance with the specifications set forth in approved plans, programs and projects; or (3) an operation license, which authorizes the commencement of operations once the conditions for compliance with the preliminary and installation licenses are met, and may impose additional conditions applicable to the project’s operations. In addition to environmental licensing, other environmental regulations may affect our operations, such as, among other matters, regulation related to air emissions, soil and water pollutants, take-back systems, recycling and waste management, protection and preservation of fauna, flora and other features of the ecosystem, water use, interference with areas of cultural and historical relevance, environmental protected areas, conservation units or their surroundings, permanent preservation areas, and contaminated areas.

On the issue of contaminated areas, in accordance with the Brazilian National Environmental Policy (Law No. 6,938/1981), the owner of real estate located in a contaminated area may be compelled by the relevant environmental agency to clean up the area, regardless of fault and the damage caused. Environmental authorities have been adopting an increasingly stringent position in connection with the handling of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. Non-compliance with guidelines set by the relevant environmental and health authorities with respect to surveys and analyses of potentially contaminated areas or the exposure of persons to toxic fumes or residues may result in administrative and legal penalties for the developer and their management, in addition to the damage it can cause to our reputation as a responsible company. Whenever soil contamination is suspected, we conduct periodic environmental investigations to assess any possible liability with respect to this fact.

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

Moreover, we are subject to administrative review of our activities, and corporations found to violate administrative environmental regulations can be fined up to R$50 million, have their operations suspended, be barred from entering into certain types of government contracts, be required to repair or provide indemnification in respect of any environmental damages they cause, be required to suspend tax benefits and incentives, be at a competitive disadvantage to match the requirements of global sustainability index such as the Dow Jones Sustainability Index and the ISE, B3’s corporate sustainability index, among others.

Additionally, we have systems in place for the proper disposal of batteries and oil, in our construction operations and to address other environmental issues that may arise in the operation and maintenance of our properties. In 51 cities (that cover more than 40% of our clients) we have a certified Environmental Management System that meets ISO 14,001 requirements since 2016. We also maintain the control of radio frequency energy levels transmitted by our antennas, in accordance with current legislation. The energy consumption of our network infrastructure is very high and to address this challenge we established a global target that at least 50% of our energy consumption would come from renewable sources by 2020 and 100% by 2030. However, in 2018 we decided to acquire renewable energy certificates, or RECs, which offset our energy consumption from non-renewable sources ensuring that from November 2018 on 100% of our current energy consumption either directly originates from clean and renewable sources, or is offset by RECs that represent energy originated by clean and renewable sources. With this initiative, we managed to reduce 76% of our emissions as of December 31, 2021, compared to our emissions as of December 31, 2015, and achieved zero Scope 2 emissions on the market-based approach. Our efforts also comprise our Scope 1 emissions, which were reduced by 19% as of December 31, 2021 compared to December 31, 2020, due to efficiencies promoted on the network and buildings operation with fuel consumption and refrigerant gases leakages.

In 2020, we became the first telco in Latin America to announce that we achieved carbon neutrality by combining renewable energy and carbon credits generating positive social and environmental impacts. By promoting Amazon communities’ qualification for sustainable agro-extractivism and forest management, REDD+ Jari Valley carbon project, turns them into partners for the maintenance of the forest resources, reducing carbon dioxide emission that could be caused by deforestation. Moreover, the second phase of the distributed generation project has been expanded to many Brazilian regions and should represent the supply of more than 80% of our low voltage energy consumption when the project is completed.

Climate change is one of the biggest collective challenges we have today. We have been working to adapt to climate change for years by reducing carbon emissions from our operation, and we have targets that account for 5% of all of our employees’ bonus compensation. In addition to these goals, which are linked to our own operation, we are also looking for ways to reduce our impact beyond our borders. Considering the importance and weight that our suppliers have for us, we structured a program called the Carbon in the Supply Chain Program to engage them in the topic. We invited part of our suppliers to participate and held a series of meetings and webinars to discuss the topic of climate change. The next step in this program is for these suppliers to voluntarily commit to some climate objective or target. For this, we will provide the necessary support, taking into account the context of each one's sector. We believe that, given the urgency of the issue, we must work collaboratively with our suppliers to together find solutions to tackle global warming.

In addition, to comply with Brazilian law, notably with Law No. 12,305/2010, we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. In the fixed-line telecom business, we offer the option of home collection or store return of the equipment in case of disconnection due to default or end of the contract. Through our call center, web forms or our artificial intelligence system, Aura, customers can schedule pick-ups or choose the closest store for their return. These materials undergo triage and can be refurbished to be used again with full technical capacity and layout conditions. These processes ensure that almost all of the collected electronic waste is recycled or reused. Moreover, we perform periodic environmental investigations to assess any possible liability with respect to contamination of soil and groundwater, including internal audits of our environmental management systems, which are conducted by our sustainability unit at planned intervals.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.Operating Results

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with IFRS.

Overview

Our results of operations are principally affected by the following key factors.

Effects of the COVID-19 Pandemic

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

●	Our stores faced some restrictions in their operations in 2021, such as reduced hours of operation and customer capacity limitations. However, as the number of COVID-19 cases fell and vaccination rates rose in Brazil, those restrictions were gradually removed, which affected the sale of handset and other accessories, upselling from hybrid to postpaid plans and postpaid additions, which are typically made at our retail locations, resulting in a loss of revenue in both years;
●	The impact on revenues was reverted, surpassing pre-pandemic levels, not only because of the macroeconomic recovery, but also due to the increased perceived relevance of connectivity. Many customers have begun working and studying from home, increasing data consumption and thus being more sensitive to network quality. Accordingly, our mobile accesses increased by 5.4 million, reaching an all-time high of 83.9 million, and our FTTH additions in the period expanded as well, reaching 1.2 million for the year ended December 31, 2021;
●	Costs related to sales, such as sales commissioning and advertising, also fell due to digitalization initiatives and automation of customer care. As a result, commercial expenses fell by 8.2% year-over-year in 2021 compared to 2020; and
●	Due to the aforementioned increased demand for telecommunication services, efficient fiancial management and despite macroeconomic downturn, our level of bad debts fell 17.5%, the lowest figure since 2016.

Our results have recovered throughout 2021 from the relatively mild impacts of the COVID-19 pandemic experienced in 2020. Since the beginning of the governmental restrictive measures, the value of connectivity increased for society as a whole, which was accordingly reflected on our top line and results. We reached an all-time high in the number of accesses, 99 million, with 84 million on mobile (another record) and 15 million on fixed-line services. This represented a significant 5.4 million mobile net additions, with mobile churn reducing from 3.1% in 2020 to 2.8% in 2021, and 1.2 million net additions in FTTH. As a result, our fixed revenues experienced quarterly growth after four years, growing 0.4% in the third quarter and 0.8% in the fourth given our fast fiber deployment, which remained at full-speed, and double-digit B2B growth as companies resumed their investments. In 2021, our net revenues reached R$44.0 billion, growing 2.1%, with Mobile Service Revenues expanding 3.0%, while fixed revenues stayed relatively stable, contracting 0.3%.

Given that Vivo is the gateway for the digital space both for B2C and B2B customers, we are focusing our efforts to become a one-stop shop regarding connectivity, offering all goods and services related to the digital space. This impacts our revenue composition, as we continue to expand the sale of handsets and digital services, which have lower margins than telco services. As a result, our cost base is shifting accordingly, with costs of services and goods sold growing 13.1%, while costs of operations fell 6.7%, due to our digitalization and simplification efforts, offset by higher network usage caused by a larger customer base.

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

Brazilian economic environment

After being severely affected by the COVID-19 pandemic in 2020, the Brazilian economy took steps towards recovering its pre-pandemic levels in 2021. The easing of social distancing and other restrictive measures have benefited the services sector, while industrial and retail activities have been negatively affected by lack of inputs and increased inflation, which reflect several pricing shocks, such as an energy crisis, exchange rate depreciation, and a hike in commodity prices. This resulted in an austere monetary policy during 2021, which may continue in 2022. On the structural reform agenda, despite certain advances, such as a law granting certain independence to the Central Bank and certain privatizations, other reforms have been postponed due to a less favorable political environment, particularly in light of the upcoming 2022 presidential elections. Against this backdrop, spending cap rules were modified to permit higher public expenditures in 2022, especially those related to income transfer programs. This had a negative impact on financial asset prices, as these changes were construed as increasing the risk to fiscal unsustainability. The Brazilian currency was also negatively affected by the expectation of U.S. interest rate hikes in 2022 due to increased and persistent inflation.

The Brazilian economy has experienced a relatively low rate of growth this decade, amid economic crises. According to market data, the Brazilian GDP grew approximately 4.5% in 2021, after a 3.9% drop in 2020. In previous years, according to the IBGE, the Brazilian GDP grew 1.2% in 2019, 1.8% in 2018 and 1.3% in 2017.

Consumer prices, as measured by the IPCA, rose to 10.06% in 2021, well above the target band established by the Central Bank of 3.75% +/- 1.5%. In 2020, 2019 and 2018 consumer inflation were 4.5%, 4.3% and 3.7%, respectively. Inflation, as measured by the IGP-DI, which includes wholesale, retail and home-building prices, stood at 17.7%, compared to 23.1% in 2020, 7.7% in 2019 and 7.1% in 2018, and remains affected by exchange rate depreciation and a hike in commodity prices.As the inflation rate measured by IPCA surpassed the target band following multiple pricing shocks and economic recovery measures, the COPOM increased the SELIC rate, to 9.25% as of December 31, 2021, compared to 2.0% as of December 31, 2020.

Brazil closed 2021 with a trade balance surplus of US$61.2 billion, which was greater than the surplus of US$51.0 billion in 2020. Exports rose 34.0%, posting US$ 280.4 billion, while imports rose 38.0%, to US$ 219.2 billion. Foreign direct investments inflows into Brazil increased to US$ 46.4 billion in 2021, compared to US$ 37.8 billion in 2020. International reserves as of November 30, 2021 were US$362.2 billion, compared to US$ 356 billion as of December 31, 2020.

The public sector fiscal deficit dropped in 2021, reflecting both the rise of public revenues amid economic recovery and the drop in fiscal expenditures due to the reduction of expenses related to the COVID-19. The nominal fiscal result reached a surplus of 0.7% of the GDP as of December 31, 2021, compared to a deficit of 9.4% as of December 31, 2020. As a result, gross public debt fell from 88.8% of the GDP in December 2020 to 80.3% of GDP in 2021. Despite this improvement, the coming 2022 presidential election and rising uncertainties relating to fiscal and debt sustainability amid pressures for more expenditures means that the Brazilian risk premium increased in 2021. J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, increased to 326 basis points by the end of 2021, from 260 basis points at the end of 2020 and 214 basis points at the end of 2019.

The real depreciated against the U.S. dollar in 2021 by 7.39%. The exchange rate as of December 31, 2021 was R$5.581 per US$1.00, from R$5.197 per US$1.00 as of December 31, 2020.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the year ended December 31, 2021 was 17.3% according to the most recent ANATEL data.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for the years ended December 31, 2017 through 2021:

	Inflation (%) as
	Measured by the	Inflation (%) as	Inflation (%) as
	IGP-DI	Measured by the IPCA	Measured by the IST
December 31, 2017	(0.4)	2.9	3.2
December 31, 2018	7.1	3.7	5.5
December 31, 2019	7.7	4.3	4.6
December 31, 2020	23.1	4.5	9.3
December 31, 2021	17.7	10.1	17.3

Source: FGV, IBGE and ANATEL.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts. In addition, we categorize our revenue according to the following groups:

•	Fixed and mobile telephone services, which includes revenues from fixed-line and mobile telephone, principally:
o	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;
o	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;
o	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and

o	Usage charges: include measured service charges for calls, monthly fee and other similar charges;
•	Data transmission and value-added services, principally:
o	Wholesale: includes the sum of infrastructure rental revenues; and
o	Value-Added Services: Vivo Música, Vivo Educa, Vivo Sync, Vivo Play Kids, Vivo NBA, Vivo Família Online, and Vivo Meditação, among others; and
o	Data Transmission: Fixed-line and mobile data, including FTTH, xDSL, and cable on the fixed-line side and 3G, 4G, 4.5G and, recently, 5G on the mobile side;

•Interconnection fees, i.e. the amounts we charge other cellular and fixed-line service providers for the use of our network;

•Pay TV, which includes TV services through satellite, cable or IPTV technology;

•Sale of goods and equipment, such as wireless devices and accessories; and

•	Other Services, principally:
o	Integrated solution services: offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and
o	Other telecommunications services: such as extended service, caller identification, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2021, 2020 and 2019 as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2021 (1)	2020	2019	2021-2020	2020-2019

	(in millions of reais)
Net operating revenue	44,032.6	43,126.5	44,268.2	2.1%	(2.6)%
Cost of sales	(24,781.4)	(22,693.1)	(22,159.0)	9.2%	2.4%
Gross profit	19,251.2	20,433.4	22,109.2	(5.8)%	(7.6)%
Operating expenses:
Selling expenses	(11,594.1)	(11,871.6)	(12,701.3)	(2.3)%	(6.5)%
General and administrative expenses	(2,615.9)	(2,525.0)	(2,498.1)	3.6%	1.1%
Other net operating income (expenses), net	1,927.6	544.0	304.0	254.3%	78.9%
Total operating income (expenses), net	(12,165.1)	(13,852.5)	(14,895.3)	(12.2)%	(7.0)%
Operating income	7,086.1	6,580.9	7,213.9	7.7%	(8.8)%
Financial income (expenses), net	(1,126.6)	(573.4)	(820.1)	96.5%	(30.1)%
Equity pickup	117.3	0.7	0.7	—	—
Income before taxes	5,959.5	6,008.2	6,394.5	(0.8)%	(6.0)%
Income and social contribution taxes	269.8	(1,237.7)	(1,393.5)	(121.8)%	(11.2)%
Net income for the year	6,229.4	4,770.5	5,001.0	30.6%	(4.6)%
Net income attributable to:
Controlling shareholding	6,239.4	4,770.5	5,001.0	30.8%	(4.6)%
Non-controlling shareholders	(10.0)	—	—	—	—

(1)IFRS 10 contains guidance on accounting for changes in interest in subsidiaries when control is lost. In this case, IFRS 10 establishes that the retained interest must be valued at its fair value (based on the sales price) and any difference must be recorded in income (in addition to the write-off of the portion sold). We adopted IFRS 10 guidance in relation to the FiBrasil Transaction, the TC&T Transaction, and the TI&BDT Transaction. For more information, please see Note 1.b to our consolidated financial statements and “Item 4. Information on the Company—A. History and Development of the Company.”

Results of Operations for the Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020

Gross operating revenue

Our gross operating revenue increased by 2.2% to R$64,611.5 million in 2021 from R$63,195.4 million in 2020. Service revenue increased by 1.7% to R$58,263.5 million in 2021 from R$57,293.4 million in 2020, mainly due to key businesses – Mobile, FTTH, IPTV and Corporate Data & ICT – which, together, grew 6.2%. Sale of goods revenue increased by 7.6% to R$6,348.1 million in 2021 from R$5,902.1 million in 2020, as restrictions on the operation of our stores eased, impacting the sales of mobile handsets and accessories and corporate equipment. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2021	2020	2021-2020

	(in millions of reais)
Gross operating revenue	64,611.5	63,195.4	2.2%
Services (1)	58,263.5	57,293.4	1.7%
Sale of goods (2)	6,348.1	5,902.0	7.6%
Deductions from gross operating revenue	(20,578.9)	(20,068.9)	2.5%
Taxes	(13,019.1)	(13,022.7)	—
Services	(11,815.2)	(11,981.4)	(1.4)%
Sale of goods	(1,203.9)	(1,041.3)	15.6%
Discounts granted and return of goods	(7,559.8)	(7,046.2)	7.3%
Services	(5,533.8)	(4,968.3)	11.4%
Sale of goods	(2,026.0)	(2,077.9)	(2.5)%
Net operating revenues	44,032.6	43,126.5	2.1%
Services	40,914.5	40,343.7	1.4%
Sale of goods	3,118.1	2,782.8	12.0%
(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	These include sale of goods (handsets, sim cards and accessories) and Vivo Tech equipment.

Net operating revenue

Net operating revenue increased by 2.1% to R$44,032.6 million in 2021 from R$43,126.5 million in 2020, due to the increase in revenues from telecommunication services, with the increase of our mobile customer base, data transmission and value-added services revenues from the successful upselling of mobile data bundles. The performance this year was also affected by higher commercial activity compared to 2020 as operating restrictions of the prior year regarding the COVID-19 pandemic waned. In addition, revenues were still offset by the reduction in outgoing voice and interconnection revenues, resulting from decreases in mobile and fixed termination rates mandated by ANATEL. On the fixed business, broadband connectivity presented a solid evolution, mainly due to strong growth in FTTH broadband and footprint expansion, as well as expressive growth of Corporate Data & ICT, as businesses resumed their investments throughout the year.

Cost of sales

Cost of sales increased by R$2,088.3 million, or 9.2%, to R$24,781.4 million in 2021 from R$22,693.1 million in 2020. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2021	2020	2021-2020

	(in millions of reais)
Cost of goods sold	(3,222.0)	(2,878.5)	11.9%
Depreciation and amortization	(9,688.8)	(8,865.9)	9.3%
Outside services and other	(6,914.5)	(5,865.3)	17.9%
Interconnection and network use	(1,202.0)	(1,332.5)	(9.8)%
Rental, insurance, condominium and connection means	(1,188.0)	(1,284.9)	(7.5)%
Personnel	(861.9)	(775.8)	11.1%
Taxes, charges and contributions	(1,704.2)	(1,690.2)	0.8%
Cost of sales	(24,781.4)	(22,693.1)	9.2%

Cost of Goods Sold: Cost of goods sold increased by R$343.5 million, or 11.9%, to R$3,222.0 million in 2021 from R$2,878.5 million in 2020, mainly due to the increased mix sale of handsets and ICT equipment contributing to the Company’s revenues.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$822.9 million, or 9.3%, to R$9,688.8 million in 2021 from R$8,865.9 million in 2020, because of the higher level of investments made by the Company in the expansion of 4G and 4.5G network, the acceleration of FTTH deployment in 2021 and an increase of leasing contracts.

Outside Services and Other: Costs related to outside services and other increased by R$1,049.2 million, or 17.9%, to R$6,914.5 million in 2021 from R$5,865.3 million in 2020, primarily due to costs associated with higher network usage.

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$130.5 million, or 9.8%, to R$1,202.0 million in 2021, from R$1,332.5 million in 2020, primarily as a result of the lower interconnection costs, due to tariff adjustments in the period.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means decreased by R$97.0 million, or 7.5%, to R$1,188.0 million in 2021, from R$1,284.9 million in 2020 due to lower rental expenses.

Personnel: Personnel expenses increased by R$86.1 million, or 11.1%, to R$861.9 million in 2021 from R$775.8 million in 2020, driven by wage readjustments and a tough comparative year in 2020 as Brazilian governmental measures relating to COVID-19, such as temporary workday reduction, were terminated in 2021.

Taxes, Charges and Contributions: Taxes, charges and contributions remained relatively stable, increasing R$14.1 million, or 0.8%, to R$1,704.2 million in 2021, from R$1,690.2 million in 2020, primarily due to higher regulatory fees arising from the positive evolution of the mobile customer base.

Operating expenses

Operating Expenses decreased by R$1,570.1 million, or 12.8%, to R$12,282.4 million in 2021, from R$13,852.5 million in 2020. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2021	2020	2021-2020

	(in millions of reais)
Selling expenses	(11,594.1)	(11,871.6)	(2.3)%
General and administrative expenses	(2,615.9)	(2,525.0)	3.6%
Other operating income (expenses), net	1,927.6	544.0	254.3%
Total	(12,282.4)	(13,852.5)	(11.3)%

Selling Expenses: Our selling expenses decreased by R$277.4 million, or 2.3%, to R$11,594.1 million in 2021 from R$11,871.5 million in 2020, mainly due to the growing digitalization and automation of customer service processes such as back-office, billing and posting, combined to the increasing adoption of our digital self-service app Meu Vivo.

General and Administrative Expenses: Our general and administrative expenses increased by R$90.9 million, or 3.6%, to R$2,615.9 million in 2021, from R$2,525.0 million in 2020, due to greater expenses with the maintenance of buildings and administrative and judicial consultancy firms.

Other Operating Income (Expenses), Net: Other operating income, net increased by R$1,383.5 million, or 254.3%, to an income of R$1,927.6 million in 2021, from R$544.1 million in 2020, mainly due to the net income of R$416.6 million from the FiBrasil operation, tax recoveries and sale of unused network materials. For more information, see note 27 to our consolidated financial statements.

Financial income (expenses), net

For the year ended December 31, 2021, financial expense, net reached R$1,126.6 million, an increase of R$553.2 million, from an expense of R$573.4 million for the year ended December 31, 2020. The increase was mainly due to higher indebtedness arising from leasing contracts, the impact of a rise in the SELIC rate and higher monetary variation of financial liabilities in the period.

Income and social contribution taxes

We recorded an income from income and social contribution taxes in the amount of R$269.8 million in 2021, compared to an expense of R$1,237.7 million in 2020, a reduction of R$1,507.5 million, mainly due to the recognition of a tax credit in the amount of R$1,408 million relative to a decision of the Brazilian Federal Supreme Court holding that the levy of IRPJ and CSLL on SELIC rate corrections was unconstitutional. For more information, see note 8(h) to our consolidated financial statements.

Excluding the aforementioned effect, the effective rate of income and social contribution taxes decreased to 21.8% in 2021 compared with 20.6% in 2020, primarily as a result of higher interest on shareholders’ equity distributed in comparison to the prior year.

Results of Operations for the Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019

For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” of our annual report on Form 20-F for the year ended December 31, 2020.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2021, we had R$6.4 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.Our principal cash requirements include:

●	the servicing of our indebtedness;
●	capital expenditures; and
●	the payment of dividends.

In addition, we expect to use cash on hand to pay the licenses and cash obligations related to the acquisition of 5G spectrum and the consideration due by us under the Oi Agreement upon the consummation of the transactions contemplated thereby, if the required regulatory approvals and other conditions to closing are obtained.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$18.1 billion in 2021, a decrease of 6.6% over the R$19.3 billion in 2020. The decrease in cash flow from operations is primarily due to a reduction of taxes to recover, which are mainly comprised of ICMS taxes as a result of termination of certain tax credits, partially offset by increases in taxes, charges, contributions and depreciation and amortization in the period.

For a discussion of our sources of funds for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2020.

Uses of Funds

Our cash flow used in investing activities was R$8.1 billion in 2021, against R$6.4 billion in 2020. The variation in the cash flow used in investment activities is due to an increase in the acquisition of fixed and intangible assets and a decrease in net redemptions of judicial deposits.

Our cash flow used in financing activities recorded an outflow of R$9.3 billion in 2021, compared to an outflow of R$10.6 billion in 2020. The decrease in cash flow used in financing activities of R$1.3 billion in 2021 compared to 2020 was mainly due to lower payment of financing, debentures and leases.

For a discussion of our uses of funds for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2020.

Indebtedness

As of December 31, 2021, our total debt was as follows:

				Total amount
				outstanding (in
Debt	Currency	Annual interest rate payable	Maturity	millions of reais)
PSI	R$	2.5% to 5.5%	2023	0.05
Debentures 5th issue - Single Series	R$	108.25% of CDI	2022	1,028.5
Financial Leases (1)	R$	–	2033	11,230.1
Financial agreements of suppliers	R$	98.9% to 120. 8% of CDI	2022	224.6
5G License and cash obligations	R$	SELIC / PGI-DI	2040	4,450.8
Total debt				16,934.0
Current				6,906.9
Non-current				10,027.1
(1)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2021 due in 2022 and 2023 total R$6,906.9 million and R$3,120.2 million, respectively.

The agreements governing most of our outstanding loans and financing contain certain standard restrictive covenants, including financial covenants. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; (ii) a conviction or final judgment against us in relation to child labor, slave labor or environmental crime; or (iii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors.As of December 31, 2021, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

Foreign exchange and interest rate exposure

We face foreign exchange risk due to our foreign currency-denominated accounts payable (including our capital expenditures, particularly equipment) and receivables in foreign currency. A devaluation of the real may increase our cost of debt and certain commitments in a foreign currency. Our revenue is earned in reais, and we have no material foreign currency-denominated assets, except income from hedging transactions, interconnection of international long-distance services and services rendered to customers outside Brazil. Equity investments in foreign companies also suffer effects with variations in the exchange rate.

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

The largest part of our reais denominated debt originally pays interest as a percentage of the CDI Rate or has been swapped to do so. The CDI Rate is indexed to the average rate of operations transacted among the banks within Brazil. With the CDI Rate being a floating rate, we remain exposed to market risk. This exposure to the CDI Rate is also present in long derivatives positions and financial investments, which are indexed to percentages of the CDI Rate.

For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2021 are as follows:

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

	(in millions of reais, as of December 31, 2021)
Contractual obligations
Loans, financing and leases (1)	11,454.7	3,133.3	4,708.4	2,174.8	1,439.5
Debentures	1,028.5	1,028.5	—	—	—
Derivatives	64.5	(1.9)	(10.6)	(9.3)	34.5
5G License and cash obligations	4,450.8	2,746.3	955.8	93.6	655.1
Pension and other post-retirement benefits	649.8	19.9	7.6	8.1	614.2
Total contractual obligations	17,648.3	6,926.1	5,661.2	2,267.2	2,743.3
Commercial commitments
Trade accounts payable	7,132.4	7,132.4	—	—	—
Total commercial commitments	7,132.4	7,132.4	—	—	—
(1)

Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the GVT acquisition. See Note 4 to our consolidated financial statements.

For additional information, see note 31g.3 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
(in millions of
reais, as of
December 31,
Year ending December 31	2021)
2023	2,697.4
2024	2,009.3
2025	1,281.1
2026	893.8
2027 and forward	1,439.4
Total	8,322.6

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$13.2 billion, R$8.0 billion and R$8.8 billion for the years ended December 31, 2021, 2020 and 2019, respectively. These expenditures relate primarily to the expansion of our network.

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

Adjusted net income, as determined by Brazilian Corporate Law, is an amount equal to our net income adjusted to reflect allocations to or from (i) legal reserve, (ii) bylaw reserve and (iii) a contingency reserve for anticipated losses, if any.

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$3.5 billion, R$5.4 billion and R$5.8 billion in 2021, 2020, and 2019, respectively.

Our management expects to meet 2022 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$18.1 billion, R$19.3 billion and R$17.7 billion in 2021, 2020 and 2019, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2021, in addition to the interim dividend and interest on own capital payments made in 2021, management decided to propose an additional proposed dividend to shareholders in the amount of R$1.5 billion. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2021 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2021 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2020.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company's financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

The Company does not anticipate the early adoption for the year ended December 31, 2021 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company's financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

The Company estimates that the adoption of these standards and amendments will not have a significant impact on the individual and consolidated financial statements in the initial period of adoption.

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts, a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure.

IFRS 17 will come into force for periods beginning on or after January 1, 2023, requiring the presentation of comparative figures. Early adoption is permitted if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the initial adoption of IFRS 17.

Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to IAS 1 in order to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what a right to postpone settlement means; (ii) that the right to defer must exist on the reporting date; (iii) that this classification is not affected by the likelihood that an entity will exercise its right of postponement; and (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. Changes are effective for periods beginning January 1, 2023 and must be applied retrospectively.

Amendments to IAS 8: Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, which introduces the definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates. The changes will be effective for periods beginning on or after January 1, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, which provides guides and examples to help entities apply materiality judgment for the disclosure of accounting policies. The changes are to help entities disclose accounting policies that are more useful by replacing the requirement for disclosure of significant accounting policies for material accounting policies and adding guides to how entities should apply the concept of materiality to make decisions about policy disclosure accounting.

The amendments to IAS 1 are applicable for periods beginning on or after January 1, 2023 with earlier adoption permitted. Since the amendments to Practice Statement 2 Making Materiality Judgments provide non-mandatory guidance in applying the material definition to accounting policy information, an adoption date for this amendment is not required.

C.    Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features such as machine learning, cognitive computing and artificial intelligence.

The table below presents our investments in the development, update and modernization of systems to support the launch of new products and services. In 2021, we invested R$43.9 million in development and innovation.

R&D investments	2021	2020	2019

	(in millions of reais)
Development and Innovation (business incubator and tests)	43.9	27.4	50.3

Patents and Licenses

Our principal intellectual property assets include:

●	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;
●	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fibra”, “Vivo Total”, “Vivo Selfie”, “Meu Vivo”, “Vivo Meditação”, “Vivo Empresas”, “Vivo Play”, “Vivo Easy”, “Vivo Money”, “Vivo Pay”, “Vida V” and “Vivo Ads” as our advertising service, among others;
●	the trademark “Aura” that is Vivo’s Artificial Intelligence;

●	permission to use the trademark “Terra” that provides media and digital services;

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.

D. Trend Information

In 2021, the Brazilian macroeconomic scenario has shown initial signs of recovery from the COVID-19 pandemic, with significant process made toward adult vaccination and the improvement of sanitary conditions, the completion of certain privatization transactions, and steps toward tax reforms despite inflationary pressure. Specifically, in the telecommunications sector, fixed-line voice concession regulation will be key for better margins.

The COVID-19 pandemic solidified consumer behaviors, such as increased online presence and the adoption of hybrid or fully remote work arrangements. These require reliable connectivity, not only in major urban centers, but also in smaller municipalities. Our fiber business continued to grow through expansion to new markets and players seeking higher take-up rates. This brought on new users and increased engagement in remote digital interactions in services such as e-commerce, e-care, telemedicine as well as a higher demand for home improvement solutions. Digital native companies emerged to address contemporary demands, bringing a variety of consumer experiences, increasing expectations for omnichannel journeys and creating a unique playing field for large and small companies. In addition, Brazilian society became more selective with its brands and has increasingly demanded that corporations adopt an ESG-conscious agenda.

Our strategy to serve increasing demand for ultra-broadband connectivity is to continue to invest in the expansion of our high-quality fiber and mobile network. Fiber expansion includes an alternative model partnership with CDPQ in relation to FiBrasil, a company that will develop fiber expansion opportunities in new cities. On the mobile front, we expanded our 4.5G coverage and acquired licenses in the 5G spectrum auction, and have adequately prepared for the deployment of 5G standalone. Increased online interactions have created chances for value creation, and we are partnering with relevant players in digital ecosystems, like in the e-health and education sectors, to speed up time to market with proven digital platforms, thereby strengthening our portfolio and accelerating growth. This behavioral shift has led us to focus on providing a consistent and personalized experience to one of the most valuable customer bases in Brazil. We expect to sustain our leading position in customer satisfaction by continuing to invest in artificial intelligence through Aura and by creating an even more engaging experience with our Vivo App.

In this context, we are well positioned to strengthen our leadership in the Brazilian telecommunications market and to continue serving its 96 million licenses fixed and mobile services. Our strategic pillars #temvivopratudo (There is a Vivo for everything), #temtudonavivo (You can find everything at Vivo), #DNAvivosomos (Vivo DNA in everything we are), #DNAvivofazemos (Vivo DNA in everything we do) and #vivosustentabilidade (Vivo Sustainability) will allow us to achieve our purpose of increasing digitalization to bring people together (digitalizar para aproximar).

E.Critical Accounting Estimates

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

Additional information on estimated losses for impairment of accounts receivable is disclosed in Note 5 to our consolidated financial statements.

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

The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in Note 15 to our consolidated financial statements.

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

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Note 20 to our consolidated financial statements.

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

The value of our net pension obligation on December 31, 2021, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2021 and of the income statement charge in 2019, 2020 and 2021 to changes in these assumptions, is disclosed in Note 31 to our consolidated financial statements.

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

Additional information on fair value of financial instruments is disclosed in Note 32 to our consolidated financial statements.

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

Additional information on taxes is disclosed in Notes 8 and 9 to our consolidated financial statements.

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

Additional information on revenue recognition is disclosed in Note 25 to our consolidated financial statements.

F. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração) and a board of executive officers (Diretoria).

Board of Directors

Our Board of Directors comprises a minimum of five and a maximum of 17 members, who are elected and dismissed by our shareholders at a shareholders’ meeting, and serve for a term of three years with the possibility of re-election.

The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. Their term will last until the annual shareholders’ meeting scheduled to take place in April 2022.

The following are the current members of the Board of Directors:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 11, 2019
Julio Esteban Linares Lopez	Director	April 11, 2019
Antonio Carlos Valente da Silva	Director	April 11, 2019
Claudia Maria Costin	Director	June 10, 2019
Francisco Javier de Paz Mancho	Director	April 11, 2019
Sonia Julia Sulzbeck Villalobos (1)	Director	April 11, 2019
Luiz Fernando Furlan	Director	April 11, 2019
Narcís Serra	Director	April 11, 2019
José Maria Del Rey Osorio	Director	April 11, 2019
Ana Theresa Masetti Borsari	Director	April 11, 2019
Juan Carlos Ros Brugueras	Director	February 21, 2020
Christian Mauad Gebara	Director	April 11, 2019
(1)	Mrs. Sonia Villalobos was elected by preferred shareholders in a separate vote, with no participation of our controlling shareholder, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020 (see “Item 10. Additional Information—B. Memorandum and Articles of Association— Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares”).

Below are brief biographies of our directors:

Christian Mauad Gebara is 49 years old and is our Chief Executive Officer and member of our Board of Directors. He is also President of SP Telecomunicações Participações Ltda, and CEO of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda., Pop Internet Ltda., Terra Networks Brasil Ltda. and Telefônica Infraestrutura e Segurança Ltda. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., Chairman of the Board of Trustees of Fundação Telefônica and 1st Vice-President of the Board of Executive Officer of SindiTelebrasil (Since July/2019). He was our Chief Operating Officer (March/2017 – December/2018), Executive Vice President - Chief Revenue Officer (September/2015 – February/2017), Vice President of Consumer Mobile (July/2015 – August/2015), Vice President of the B2C division (“Negócios PF” - February/2015 - June/2015) and Vice President of the National Individual Market (July/2013 – January/2015). Previously, he was the Vice President National Individual Market (April/2013 – July/2013), Vice President New Business Strategy (July/2011 – March/2013) and Vice President of Synergy Integration and New Businesses (January/2011 – June/2011) at Vivo S.A., which was extinct due to its incorporation by the Company. Since 2006, Mr. Gebara has held a wide variety of positions within the Telefónica group – Telefónica Spain and Telefónica América Latina, both in Madrid. Before joining the Telefónica group, he worked at McKinsey & Company (Spain), JP Morgan Chase (USA), Banco ABC Brasil and Citibank (Brazil). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 59 years old and is Chairman of our Board of Directors, member of our Nominations, Compensation and Corporate Governance Committee and member of our Strategy Committee. He is Chief of Corporate Affairs and

Sustainability Officer of Telefónica (since September 2021). He is also Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was Chief of Strategy and Corporate Affairs Officer of Telefónica (February 2020 – September 2021); a member of the board of directors of Telefónica Audiovisual Digital (June/2016 – April/2018); the Communications, Corporate Business, Trademark and Sustainability Officer of the Telefónica group (January 2019 – February 2020); Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (December 2016 – February 2019); Chief Executive Officer of the Company (November/2016 – December/2018); Chairman of the Board of Trustees of Fundação Telefônica (until December/2019), Officer of SindiTelebrasil (November/2016 – July/2019) CEO of Telefônica Data S.A. (until November/2018, when the company was extinct due to its incorporation by the Company); President of SP Telecom, and CEO of Innoweb Ltda., Pop Internet Ltda. and Terra Networks Brasil S.A. He was the Chief Commercial Digital Officer of Telefónica (February/2014 – January/2017) and Global Director of Strategy and Alliances at Telefónica (2011 – 2014). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Julio Esteban Linares Lopez is 76 years old and is a member of our Board of Directors, Chairman of our Strategy Committee and member of our Control and Audit Committee. He is also a member of the Supervisory Board of Telefónica Deutschland Holding AG; Administrador Solidário of Telefónica de España, S.A.U. and of Telefónica Móviles España, S.A.U.; trustee of Telefónica Foundation (since June/2000). Mr. López was Vice President of the board of directors of Telefónica (September/2012 – July/2017) and COO of Telefónica, S.A. (December/2007 – September/2012; a trustee of Mobile World Capital Barcelona Foundation (December/2012 – March/2021); and member of the Association Management Board for Managerial Progress (June/2013 – May/2020). He is a member of the GSM Association Board (since October/2012) and of CEDE Foundation (Confederación Española de Directivos y Ejecutivos) (since June/2014); member of the Executive Commission (since January/2015), member of the Board and Chairman of the Digital Society Committee of CEOE (Confederación Española de Organizaciones Empresariales) (since May/2016); member of COIT (Official College of Telecommunications Engineering) (since December/2014), member of AEIT (Spanish Association of Telecommunications Engineers) (since December/2014), member of the Advisory Board of Higher Technical School of Engineers Telecommunications (since July/2015) and trustee of Cred100do Foundation (since November/2019). Previously he held the offices of Officer of Telecom Italia (November/2007 – December/2013); Executive Officer of Coordination, Development of Businesses and Synergy at Telefónica and member of its board of directors and Secretary of its Executive Committee (December/2005 – December/2007). Mr. López graduated in Engineering of Telecommunications from Universidad Politécnica of Madrid.

Antonio Carlos Valente da Silva is 69 years old and serves as a Member of our Board of Directors and Chairman of our Quality and Sustainability Committee. He was a member of the Consejo Asessor of Telefónica Internacional S.A.U (2015 – 2016); Chairman of the Board of Trustees of Fundação Telefônica (December 2010 – December 2016); Valente was Chief Executive Officer of Telefônica Brasil S.A. and member of the Appointments, Compensation and Corporate Governance Committee of Telefônica Brasil S.A. (January/2007 — March/2015); Chief Executive Officer of Telefônica Data S.A. (until March/2015), Vice-President Officer of SP Telecomunicações Participações Ltda. (until May/2015), Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (until May/2015), member of the Control Committees of Media Networks Brasil Soluções Digitais Ltda. (until May/2015), Telefônica Transportes e Logística Ltda. (until May/2015) and Telefônica Serviços Empresariais do Brasil Ltda. (until May/2015). He was the Chief Executive Officer of the merged companies Vivo S.A., A. Telecom S.A., Telefônica Sistemas de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., GTR-T Participações e Empreendimentos S.A., Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A. Mr. Valente was also Chairman of the Junta Directiva of Telefónica Venezuela (November/2015 – March 2017). He is also Chairman of NTT Data Brasil (new denomination of Everis Brasil) (October/2021), a quotaholder of SmartWare Consulting EIRELI and member of the Board of Directors of Dom Rock (since June/2019), member of the Board of Directors of Padtech Holding S.A. (since July 2020) and chairman of the Board of Directors of Padtech Holding S.A. (since July/2021), chairman of the Advisory Board of CPqD, (Brazilian Telecommunications Research and Development Center) (since February/2020), member of the board of directors of Cinnecta (since June/2018), member of the board of Directors of AENZA Perú (since December/2020), member of the Audit Committee of AENZA Perú (since November/2021), member of the Advisory Board of Virtueyes (since October/2020), member of the Board of Directors of Ativa Soluções Tecnológicas (since October/2020) and member of the board of directors of Magnamed (since June/2021). He was a member of the Advisory Board of CPqD (since July/2008 until February 2020 when he became chairman of the Advisory Board. He used to work as a volunteer at Fundação Lemann (2017 – July/2018). Mr. Valente was Chairman of the Official Spanish Chamber of Commerce in Brazil (2011-2015); Chairman of Telebrasil (Brazilian Association of Telecommunications), Chairman of SindiTelebrasil (National Union of Fixed and Mobile Telephone Service Operators); Chairman of Febratel (Brazilian Federation of Telecommunications) (2010–2013) and Chairman of the Euro-chambers in Brazil (an association that gathers the main Chambers of Commerce from the European Union in Brazil). He was also a member of the CDES - Economic and Social Development Council of the Presidency of the Republic of Brazil (until 2016), and until the end of 2017, Mr. Valente was a member of the Board of Executive Officers of ABDIB - Brazilian Base Industries Association), member of COINFRA (FIESP’s Infrastructure Commission) and member of the Advisory Board of Catenon Brasil. He has a degree in Electrical

Engineering from PUC/RJ and has significant experience in the telecommunications market, in which he has been working since 1975. He has a post-graduate degree in business and administration from PUC/RJ and has concluded several specialization courses in telecommunication systems in Brazil and abroad, as well as several specialization courses in business management, including corporate strategy at MIT/Sloan.

Francisco Javier de Paz Mancho is 63 years old and is a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the board of directors of Telefónica, Telefónica Audiovisual Digital, S.L.U., and member of the Advisory Board of Telefónica de España and Telefónica Hispanoamérica. He was Chairman of the board of directors of Telefónica Ingeniería de Seguridad S.A. (July/2016 – December/2021), member of the Board of Directors of Telefónica Móviles Argentiva S.A. (April/2018 – April/2021), Pegaso PCS, S.A. of CV (July/2020 – May/2021) and Telefónica Móviles México S.A. (September/2016 – July/2020). He was also Chairman of the Board of Directors of Telefónica Gestión de Serviços Compartidos Espanha S.A. (September/2014 – March/2016), member of the Advisory Board of Telefónica América Latina (2008 – 2016) and Chairman of the board of directors of Atento Inversiones y Teleservicios (December/2008 – December/2012) and Vocal of the Comité Ejecutivo del Consejo Superior de Cámaras (2006 – 2014). Mr. Mancho holds degrees in Information and Publicity and a degree in law from the Executive Management Program of IESE (Universidad de Navarra).

Juan Carlos Ros Brugueras is 60 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a partner at the Law Firm Brugueras, Alcantra & García Bragado, located in Madrid, Spain (since 2013) and a member of Advisory Board of Telefónica Hispam (since June, 2021). He was an external legal consultant for matters related to Latam Telecom for KPMG Spain (May 2013 - 2016). He holds a degree in Law from the University of Barcelona (1985).

Sonia Julia Sulzbeck Villalobos is 58 years old and a member of our Board of Directors and of our Quality and Sustainability Committee. She is a member of the Board of Directors of LATAM Linhas Aéreas She is a founding partner of Villalobos Consultoria Ltda. (since 2009). She holds a degree in Public Administration from EAESP/FGV, from 1984, and became a master in Finance, from the same institution, in 2004. She was the first person to receive the CFA certification in Latin America (1994).

Luiz Fernando Furlan is 75 years old and is a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. He is also a member of the Quality and Sustainability Committee and the Board of Directors of BRF S.A. He is Chairman of the Board of LIDE – Grupo de Líderes Empresariais (Brazil). Mr. Furlan was the Chairman of the Deliberative Board of São Paulo Negócios Brazil (June 2017 – February 2020), member of the Comisión Nombramientos Retribuciones y Buen Gobierno and of the Board of Directors of Telefónica (until December/2019), acted as a member of the Global Ocean Commission in the USA (2013 – 2015), Chairman of the Board of Directors of Fundação Amazonas Sustentável “FAS” (Brazil) (2008 – 2015), institution within which he has become an honorary member; also acted as a member of the Advisory Board of AGCO Corporation in the USA (2010 – 2016). Previously he served as Minister of State at the Ministério de Desenvolvimento, Indústria e Comércio Exterior of Brazil (2003 – 2007). He holds a degree in Chemical Engineering from FEI (University of Industrial Engineering) and in Business Administration from the University of Santana – São Paulo, with extension and specialization courses in Brazil and abroad.

Narcís Serra is 78 years old and is a member of our Board of Directors. He was the Vice President of the Board of Directors of Telefónica Chile S.A. (2004 – 2020). Mr. Serra holds a doctorate in economics from the Universidad Autónoma de Barcelona and is President of Barcelona Institute for International Studies (IBEI).

José María Del Rey Osorio is 70 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú. Mr. Del Rey was a member of the Board of Director of Telefônica del Perú (2005 – 2012); worked as an economist at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.

Ana Theresa Masetti Borsari is 50 years old and serves as a member of our Board of Directors and a member of our Strategy Committee. She is in charge of the Professional Customer Experience in a Global Level for the Stellantis Group (Peugeot, Citroen, Fiat, Jeep, RAM), since May 2021. She was also General Manager of Peugeot Citroen Automóveis do Brasil (Peugeot, Citroën e DS - Groupe PSA) (October 2015 – April 2021) and she was Regional Manager (Southwest of France) of Peugeot França (September 2013 – October 2015). She holds a Law degree and a Masters’ degree from Universidade de São Paulo.

Claudia Maria Costin is 66 years old and serves as a member of our Board of Directors and a member of our Quality and Sustainability Committee. She is also a member of the Board of Trustees of Fundação Telefônica, director of the Center for Excellence and Innovation in Education Policies at Getulio Vargas Foundation, CEIPE FGV (since November 2016); columnist of the newspaper A Folha de São Paulo, writing weekly articles on education (since October 2016); professor of Public Politics at Fundação Getúlio Vargas at Rio de Janeiro (since 2013); member of the Boards of FTD (since 2019), Escola Mais (since 2018) and Instituto Unibanco (since 2017) and also a member of the management board of Qatar Foundation and Unesco – UIL – Institute for Lifelong Learning (since 2021). She was a member of the Global Commission for The Future of Work at ILO– International Labour Organization, an agency of the United Nations (2017 – 2018); visiting professor at the School of Education at Harvard University (2016 – 2018 and 2021); Global director for of Education at Banco Mundial (2014 – 2016); Secretary of Education of the city of Rio de Janeiro (2009 - 2014); member of the Board of SEAC-Sustainability External Advisory Board of Dow Chemical (2009 – 2014). She holds a degree in Public Administration, a Masters’ degree in Economy and a Doctorate in Management from Escola de Administração de Empresas de São Paulo Fundação Getúlio Vargas (EAESP/FGV).

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

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 46 years old and serves as our General Secretary and Legal Officer. He is also the General Secretary and Legal Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. ., POP Internet Ltda., Terra Networks Brasil Ltda. and Telefônica Infraestrutura e Segurança Ltda.; Corporate Secretary of our Board of Directors, member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar, Officer of SP Telecom, TLF 01 Empreendimentos e Participações Ltda., and of TLF 04 Empreendimentos e Participações Ltda. Mr. Oliveira is also Legal Officer of Telefônica IoT Big Data e Tecnologia do Brasil S.A. and of Telefônica Cloud e Tecnologia do Brasil S.A.; Corporate Secretary of the Board of Directors of Telefônica Factoring do Brasil Ltda., Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda.; member of the Deliberative Board of Fundação Sistel; member of the Board of Directors of Companhia ACT de Participações and Companhia AIX de Participações, and member of the Board of Trustees of Fundação Telefônica. Mr. Oliveira was the General Secretary and Legal Officer of Telefônica Data S.A. (until November/2018, when it was extinct due to its merge into the Company). He was General Secretary and Legal Officer of Global Village Telecom S.A. and GVT Participações S.A. (until April/2016, when these companies were extinct due to their merge into the Company); Officer of the following merged companies: Vivo S.A., A.Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicação Ltda., Lemontree Participações S.A., TVA Sul Paraná S.A., GTR-T Participações e Empreendimentos S.A. and Comercial Cabo TV São Paulo S.A. (until July/2013, when these companies were extinct due to its incorporation by the Company). He was a member of the Board of Directors of Tectotal Tecnologia sem Complicações S.A. (until June/2016 date in which the company was sold). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 51 years old and serves as our Chief Financial and Investor Relations Officer (since April/2016). He is also the Chief Financial Officer of POP Internet Ltda., Terra Networks Brasil Ltda., Telefônica Infraestrutura e Segurança Ltda. and Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda., as well as the Officer of SP Telecom, Vice Chairman of the Board of Telefonica Corretora de Seguros Ltda., member of the Board of Trustees of Fundação Telefônica and member of the board of directors of Telefônica Factoring do Brasil Ltda. He was also Chief Financial Officer of Telefônica Data S.A. (until November/2018, when said company was extinct due to its incorporation by the Company). Mr. Melcon has more than 20 years of global experience in the Telecommunications industry in Latin America and Europe. He was the Transformation Officer of Telefónica (October/2014 – January/2016); Chairman of the Supervisory Board of Telefonica Slovakia and, in the same period, he was a member of the board of directors of Tesco Mobile Czech Republic (March/2013 – June/2014); Vice-Chairman of the board of directors and Chief Financial Officer of Telefonica Czech Republic (August/2012 – September/2014); member of the board of directors of Telfin Ireland Ltd. – Ireland (April/2010 – December/2012) and Financial and Control Officer of the Telefonica Group in Europe (June/2007 – July/2012). Prior to this, he started his career at Arthur Andersen. Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Master in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B. Compensation

For the year ended December 31, 2021, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$32.2 million, of which R$19.7 million corresponded to salaries and R$12.5 million corresponded to bonuses.

For the year ended December 31, 2021, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

Our Board of Directors is responsible, among other things, for:

●	establishing general guidelines for the Company’s business;
●	approving the Company’s budget and annual business plan;
●	convening annual shareholders’ meetings;
●	approving the financial statements, management reports, proposals for allocation of the Company’s results and the submission of such documents to the annual shareholders’ meeting;
●	appointing or dismissing, at any time, the members of our Board of Executive Officers, establishing their duties, in compliance with the applicable law and bylaw provisions;
●	approving technical and advisory committees to advise it on matters of interest to the Company, appointing the members of such committees and approving their internal charters, which shall contain specific rules concerning their composition, duties, purview, compensation and activities;

●	supervising the management of the Company’s officers, examining, at any time, our corporate books and records, requesting information regarding the execution or the process of execution of any agreements and other acts;
●	approving the organizational structure of the Company; with the possibility of setting limits to the members of the Board of Executive Officers for the exercise of such authority, in compliance and subject to legal and bylaw provisions;
●	approving and amending its charter;
●	deliberating on the issuance of new shares by increasing the corporate capital within the limits of the authorized capital determined by the bylaws, therein defining the terms and conditions of such issuance;
●	deliberating as to the issuance of subscription warrants;
●	deliberating, by delegation of the annual shareholders’ meeting, about the following aspects related to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and premiums repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;
●	deliberating on the issuance of authorizing the offering of common, nonconvertible and unsecured debentures;
●	approving the issuance of commercial paper for public distribution and depositary receipts;
●	authorizing the purchase of shares issued by the Company to be canceled or kept in treasury for subsequent disposal;
●	authorizing the disposal of assets directly related to public telecommunications services;
●	authorizing the sale of real estate, the creation of in rem guarantees and the provision of guarantees on behalf of third-party obligations, and setting limits on the practice of such acts by the Board of Executive Officers;
●	establishing, as an internal regulation, the limits for the Board of Executive Officers to authorize the sale or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;
●	approving the Company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the Board of Executive Officers and establish limits, as it seeks to develop activities in line with the Company’s purpose;
●	setting the limits for the Board of Executive Officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the Company is a part of, including the donation of unserviceable assets to the Company;
●	approving the creation and dissolution of subsidiaries of the Company, in Brazil or abroad.
●	approving the assumption of any obligation not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	authorizing the execution of contracts, not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	approving investments and the acquisition of assets, not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	authorizing the acquisition of equity interest in other companies on a definitive basis and the creation of a lien on or sale of equity interests;
●	approving the distribution of interim dividends;
●	appointing and dismissing independent auditors;

●	appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Office, who shall be solely responsible for all processes of service, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and
●	approving employment and compensation plans, incentive and professional development policies, the Company’s regulations and staff, as well as the terms and conditions of collective bargaining agreements to be entered into with the labor unions representing various categories of the Company’s employees and adhesion or disassociation from complementary retirement funds, all with respect to the employees of the Company; and the Board of Directors may, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters.

Fiscal Board

Brazilian Corporate Law and our bylaws each require that we maintain a Fiscal Board (Conselho Fiscal). Our permanent, Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the Company’s financial statements. Our Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals, including financial statements, to be submitted at shareholders’ meetings relating to a change in the Company’s capital composition, investment plans, budget, debenture issuances or subscription bonuses, payment of dividends and consolidations, mergers and spin-offs. However, the Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the Company. Decisions of the Fiscal Board are not binding on the Company under Brazilian Corporate Law.

In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five active members and an equal number of alternates. The members of the Fiscal Board are elected for a period of one year and may be reelected.

The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini (1)	Alexandre Pedercini Issa(1)	April 15, 2021
Cremênio Medola Netto	Juarez Rosa da Silva	April 15, 2021
Charles Edwards Allen	Stael Prata Silva Filho	April 15, 2021
(1)	Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected by minority shareholders on a separate vote, with no participation of the controlling shareholder.

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

●	Control and Audit Committee;
●	Nominations, Compensation and Corporate Governance Committee;
●	Quality and Sustainability Committee; and
●	Strategy Committee.

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

According to its charter, the Control and Audit Committee shall meet four (4) times per year and whenever called by its chair, and shall report its conclusions to the Board of Directors. Our Control and Audit Committee and our Fiscal Board may have some similar attributes.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is responsible for, and charged with, informing and providing recommendations to the Board of Directors regarding the following:

●	Submitting to the Board of Directors the appointment of the independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;
●	Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the Board of Directors;
●	Examining the financial information prepared and disclosed regularly by the Company;
●	Examining the report of the related parties’ transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);
●	Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;
●	Examining the management bodies’ proposals regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, the transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the Board of Directors;
●	Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as inform the Board of Directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and
●	Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio (Chairman)	April 12, 2019
Julio Esteban Linares Lopes	April 12, 2019
Juan Carlos Ros Brugueras	April 15, 2020

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five members appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:

●	Making recommendations on proposals to amend the Company’s bylaws;
●	Examining proposals for the appointment of members of the other Committees, to be further submitted to the Board of Directors;
●	Opining on proposals for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the Board of Directors;
●	Deciding on proposals for hiring, establishing compensation and promoting the Company’s vice-presidents and officers of levels A, B and C;
●	Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;
●	Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreements to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and
●	Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the Board of Directors whenever required.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Francisco Javier de Paz Mancho (Chairman)	April 12, 2019
Luiz Fernando Furlan	April 12, 2019
Eduardo Navarro de Carvalho	April 12, 2019

Quality and Sustainability Committee

The Quality and Sustainability Committee, formerly known as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three (3), and at most five (5), members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two (2) times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:

●	Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;
●	Examining, analyzing and following-up periodically the Company’s Responsible Business Plan, as well as its sustainability indexes, recommending possible actions whenever any opportunity appears

●	Examining, analyzing and following-up periodically as to the scores for the satisfaction and quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and
●	Examining, analyzing and following-up periodically on the Company’s quality plans and actions:

The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Antonio Carlos Valente da Silva (Chairman)	April 12, 2019
Sonia Julia Sulzbeck Villalobos	April 12, 2019
Claudia Maria Constin	April 15, 2020

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors. The Strategy Committee consists of at least three and at most five members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and making recommendations to the Board of Directors regarding the following:

●	Analyzing and accompanying the Company’s strategic plans; and
●	Examining other matters of strategic interest of the Company, as submitted by our Board of Executive Officers.

The following individuals are the current members of the Strategy Committee:

Members	Date Appointed
Julio Esteban Linares Lopez (Chairman)	April 12, 2019
Eduardo Navarro de Carvalho	April 12, 2019
Ana Theresa Masetti Borsari	April 15, 2020

D. Employees

As of December 31, 2021, we had 33,985 employees, distributed in full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 37.9% in production and operations; 37.9% in sales; 17.1% in customer care; and 7.1% in support.

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

Considering our total workforce, 31% of our employees are participants in our private retirement plans as of the date of this annual report.

E. Share Ownership

None of our directors or executive officers beneficially owns, on an individual basis, 1% or more of our common shares (including ADSs representing common shares) or of our total equity share capital. We currently have three share ownership plans in place:

Performance Share Plan and Talent for the Future Plan

The annual shareholders’ meeting of Telefónica (our indirect controlling shareholder), held on June 8, 2018, approved new long-term incentive plans, or the Plans: the Performance Share Plan, or the PSP, and the Talent for the Future Plan, “TFSP,” for executives of Telefónica and of other entities within the Telefónica group, including us.

The Plans provide for the possibility, for the executives of the Telefónica group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units, which shall serve as a basis for determining the number of common shares in the capital stock of Telefónica, or the Shares. The Shares may be delivered under the Plans as variable compensation, depending on the achievement of the objectives set for each of the cycles in which the Plans are divided. The Plans shall have a total duration of five years, and it shall be divided into three independent cycles, or the Cycles, each with a measurement period of three years, according to the following measurement calendar:

●	First Cycle: from January 1, 2018 through December 31, 2020;
●	Second Cycle: from January 1, 2019 through December 31, 2021;
●	Third Cycle: from January 1, 2020 through December 31, 2022.

At the end of each cycle, there is an evaluation to determine if the minimum performance conditions were met, which include a comparison of Telefónica’s total shareholder return, or TSR, against a comparative set, and free cash flow goals, or FCF goals.

TSR is regarded as the metric to measure the generation of value to our shareholders in the medium- and long-term, for the purposes of the Plans, as the return on investment taking into account the cumulative change in the value of Telefónica shares and dividends and other similar items received by its shareholders during each Cycle. This objective is weighted at 50% of the total number of Shares to be delivered to the participants under the PSP and TFSP.

The FCF is established as the Plans’ metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This objective shall be established and approved each year by our Board of Directors. 50% of the number of Shares to be delivered under the Plans shall be determined based on the FCF generated by us each year, comparing this with the amount set in the budgets approved by our Board of Directors for each year. In this regard, the partial achievement of this objective shall be calculated annually, and the final FCF number shall be an average of the partial achievements calculated each year.

In order to receive Shares under the Plans, participants must:

●	Maintain, for at least 12 months of the Cycle, an active relationship with the Company or any of our subsidiaries and, at the start date of each Cycle, participate in the Plans and comply with the general conditions applicable to each participating subsidiary (terminated participants can receive shares only if termination occurs 12 months after their start date and in accordance with other Plan rules);
●	On the Share delivery date, maintain an active relationship with a participating subsidiary; and
●	Exceed the minimum levels of achievement of the Plans’ objectives.

In April 2021, Telefónica’s shareholders approved certain amendments to the PSP and the TFSP. The new Plans will have a total duration of five years, to be divided into three Cycles, each with a measurement period of three years, as follows:

●	First Cycle: from January 1, 2021 through December 31, 2023.
●	Second Cycle: from January 1, 2022 through December 31, 2024.
●	Third Cycle: from January 1, 2023 through December 31, 2025.

TSR and FCF are measured similarly as before, except that these components are weighed 50% and 40% of total achievements, respectively. The remaining 10% is determined according to the level of neutralization of carbon dioxide emissions at the end of the cycle. Emissions of type 1 and 2 must be reduced in line with the 1.5 ºC target of the Paris Agreement and with the goal established by the Company of zero net emissions for the year 2025 in its main markets for type 1 and 2. The Greenhouse Gas Control (GHG) Protocol defines type 1 emissions as the ones generated by the general course of the business of the Company and from the combustion of vehicles that belong to the Company and its subsidiaries, while type 2 are indirect emissions, made the generation of electricity acquired by the Company.

The plans in effect as of December 31, 2021 were:

●	PSP – 2019-2021 Cycle: with 77 executives (including three executives appointed under our bylaws) of the Company having the potential right to receive 792,868 Shares;
●	PSP – 2020-2022 Cycle: with 90 executives (including three executives appointed under our bylaws) of the Company having the potential right to receive 532,657 Shares;
●	TFSP – 2019-2021 Cycle: with 1,230 executives of the Company having the potential right to receive 100,500 Shares;
●	TFSP – 2020-2022 Cycle: with 146 executives of the Company having the potential right to receive 117,200 Shares;
●	PSP – 2021-2023 Cycle: with 96 executives (including three executives appointed under our bylaws) of the Company having the potential right to receive 1,855,383 Shares; and
●	TFSP - 2021-2023 Cycle: with 190 executives of the Company having the potential right to receive 325,500 Shares.

Global Employee Share Plan

On July 8, 2018, Telefónica’s shareholders approved an incentive program for the acquisition of Telefónica’s shares by Telefónica group employees and its subsidiaries called the Global Employee Share Plan, or the GESP. This program is not available to the members of our board of directors or the fiscal board. The GESP aims to spread shareholder culture and a sense of belonging among all employees.

The plan has a duration of two years. In the first year, employees can invest R$108.00 to R$648.00 every month, deducted from the payroll, for 12 months. The shares are held until the end of the second year, when compensation stocks are to be delivered, i.e., for every two shares acquired by the employee (up to a limit of €840), he shall receive a free share in August 2021. The delivery relies on the beneficiary remaining in our employment and on the general conditions of the plan.

On July 31, 2021, the GESP cycle was completed, with the delivery of shares on August 4, 2021 to employees who fulfilled the conditions established by the GESP.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

In accordance with our bylaws, we have one class of capital stock authorized and outstanding: common shares (ações ordinárias), which have full voting rights.

On December 31, 2021, Telefónica owned 29.77% % of our common shares, Telefónica LATAM owned 24.09% of our common shares and SP Telecom owned 19.67% of our common shares. Since Telefónica LATAM is a wholly-owned subsidiary of Telefónica and owns 39.4% of the equity share capital of SP Telecom, Telefónica has effective control over 73.58% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica, Telefónica LATAM or SP Telecom has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.

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

The following tables set forth information relating to the ownership of common shares by Telefónica, SP Telecom, Telefónica LATAM, any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 1,676,938,271 common shares outstanding as of December 31, 2021 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

	Number of common	Percentage of outstanding
Shareholder’s Name	shares owned	common shares
SP Telecom	332,695,590	19.67%
Telefónica S.A.	503,329,803	29.77%
Telefónica LATAM	407,279,213	24.09%
All directors and executive officers as a group	35,952	—

As of December 31, 2021, there were a total of 189 ADR holders of record and 134,849,996 ADSs outstanding, representing 134,849,996 common shares or 8.0% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica

We have certain transactions with Telefónica under our agreement for the assignment and use of the Telefónica trademark. In the year ended December 31, 2021, we had expenditures of R$ 371 million as part of these transactions.

Telxius Cable Brasil Ltda.

We have certain transactions with Telxius Cable Brasil Ltda. relating to IP transit services and international transmission infrastructure for various data circuits and connection services. In the year ended December 31, 2021, we had expenditures of R$236 million as part of these transactions.

Telefónica International Wholesale Services, S.L.

We have certain transactions with Telefónica International Wholesale Services, S.L. for infrastructure services for international the transmission of data circuits and connection services. In the year ended December 31, 2021, we had expenditures of R$72 million as part of these transactions.

Telefónica International Wholesale Services, S.L. Brasil

We have certain transactions with Telefónica International Wholesale Services, S.L. Brasil relating to international transmission infrastructure for various data circuits and connection services. In the year ended December 31, 2021, we had expenditures of R$72 million as part of these transactions.

Telefonica Global Technology S.A.U.

We have certain transactions with Telefonica Global Technology regarding the right to use software licenses, maintenance and support services. In the year ended December 31, 2021, we had expenditures of R$88 million as part of these transactions.

Telefonica Digital España S.L.

We have certain transactions with Telefonica Digital relating to our cost sharing services agreement and to refunds related to our digital business. In the year ended December 31, 2021, we had expenditures of R$155 million as part of these transactions.

Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”)

On October 30, 2020, we signed a contract with CyberCo Brasil to govern the distribution model of cybersecurity services for the Company. The amounts payable by us in 2021 under this contract totaled R$104 million in expenses.

Telefónica IoT & Big Data Tech, S.L.

We have certain transactions with Telefónica IoT & Big Data Tech, S.L. in connection with the Liceo Project (digital products developed by a global platform). The amounts involved totaled R$76 million in expenses.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Note 20 as well as Notes 8.g, 8.h and 9 of our consolidated financial statements.

Legal Proceedings

We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:

●	administrative and judicial litigation with the Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social), or the INSS;
●	administrative and judicial proceedings relating to tax payments;
●	lawsuits brought by employees, former employees and trade unions relating to non-compliance with the labor legislation;
●	civil judicial proceedings regarding consumer rights; and
●	other civil suits, including litigation arising out of the breakup of Telebrás, and events preceding the breakup.

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

Tax Matters — Probable Loss

The following tax proceedings were pending as of December 31, 2021, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is probable.

Federal Taxes

On December 31, 2021, we were a party to federal administrative and judicial proceedings relating to: (i) claims resulting from the denial of our tax offset and refund claims; (ii) corporate withholding tax (imposto de renda retido na fonte), or IRRF, and economic domains contributions (Contribuição para a Intervenção no domínio econômico), or CIDE, levied on the remittance of funds abroad relating to technical services, administrative assistance, similar services, and royalties; (iii) IRRF on interest on shareholder’s equity; (iv) social investment fund contribution (Finsocial) offset amounts; (v) additional PIS/COFINS charges on our taxable base, as well as additional charges to COFINS required by Law No. 9,718/2998; and (vi) the removal of certain benefits under CAMEX Resolution No. 6, which increased import tariffs from 4% to 28%; In the opinion of our management, our chance of loss in the foregoing federal administrative and judicial proceedings is probable. As of December 31, 2021, total provisions for these state-level administrative and judicial proceedings amounted to R$744.6 million.

State Taxes

In December 2021, we were a party to administrative and judicial proceedings referring to: (i) ICMS credits that were not granted; (ii) ICMS on telecommunication services; (iii) rejection of ICMS credits referring to a certain tax covenant; (iv) ICMS tax rates; (v) ICMS tax on internet (data) infrastructure lease payments; (vi) sales of goods at prices below their cost of acquisition; (vii) taxation of amounts granted to clients as discounts; and (viii) unmeasured services As of December 31, 2021, total provisions for these state-level administrative and judicial proceedings amounted to R$842.9 million.

Municipal Taxes

On December 31, 2021, we were a party to tax claims at the municipal level, both in the administrative and judicial sphere, which, based on the opinion of our legal advisors, are classified as having a probable risk of loss. These claims related to: (i) real estate property tax (Imposto Predial Territorial e Urbano), or IPTU; (ii) municipal services tax (Imposto Sobre Serviços), or ISS, on the lease of movable assets for supplementary or intermediary activities; and (iii) ISS withholding on fixed-duration service contracts. As of December 31, 2021, total provisions for these state-level administrative and judicial proceedings amounted to R$36.8 million.

FUST

On December 31, 2021, we were a party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. As of December 31, 2021, total provisions for these state-level administrative and judicial proceedings amounted to R$523.1 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2021, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is possible.

Federal Taxes

On December 31, 2021, we were a party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. As of December 31, 2021, the total amount under discussion in these proceedings R$2,964.5 million. Key proceedings refer to: (i) tax offset requests made by the Company; (ii) social security contribution, including: (a) INSS contributions, workplace accident insurance (SAT), and other contributions (e.g. INCRA and SEBRAE); (b) 11% withholding (labor assignment); (c) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) the deduction of COFINS from losses in swap transactions; (iv) PIS/COFINS on: (a) accrual basis versus cash basis; (b) value-added services; and (c) monthly flat fees (serviço de assinatura mensal); (v) industrialization tax (Imposto Sobre Produtos Industrializados) on the dispatch from Company premises of fixed-line access unit equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras), payment requirements for intercompany and credit operations; and (vii) capital gains tax from the purchase of GVT. In the opinion of our management, our chance of loss in these proceedings is possible. As a result, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2021, we were a party to various state administrative and judicial proceedings, which are ongoing at various court levels. As of December 31, 2021, the total amount under discussion in these proceedings R$19,163.6 million. Key proceedings refer to: (i) equipment rentals; (ii) reversal of extemporaneous credits; (iii) ICMS taxation of services rendered outside the state of São Paulo; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guidelines); (vi) use of credits related to the acquisition of electric power; (vii) secondary activities, value-added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged; (ix) deferred ICMS charges; (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credits from returns and free leases in connection with the assignment of networks (used by the Company itself and exemptions from governmental bodies); (xvi) ICMS on amounts received under agreements with other service providers for the shared use of their networks; (xvii) ICMS on our own consumption; (xviii) ICMS on exemptions of governmental bodies; (xix) unconditional discounts excluded from the ICMS tax basis; (xx) exclusion of ICMS on advertising services and unmeasured services ICMS; and (xxi) ICMS on monthly subscription, which is currently under review by the Brazilian Federal Supreme Court (Superior Tribunal Federal). In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2021, we were a party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. As of December 31, 2021, the total amount under discussion in these proceedings R$618.7 million. Key proceedings refer to: (i) ISS on secondary activities and value-added and supplementary services, ISS withholding, ISS on caller ID services and on cell phone activation, ISS on continuous services contracts, provisions, reversals and canceled invoices, ISS on data processing and antivirus programs, ISS on fees for the use of our mobile network (tarifa de uso da rede móvel) and infrastructure leases, ISS on advertising services, and ISS on third-party services; (ii) IPTU rules; (iii) land use fees; and (iv) other municipal fees; In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.

FUST, FUNTTEL and FISTEL Litigation

FUST Litigation

Fixed-line and mobile operators filed suit seeking a writ of mandamus to recognize their right to include interconnection revenue in the FUST base for mobile services. We have challenged such charges and the proceedings are waiting to be tried in the court of appeals. As a result, ANATEL charges us with various infractions to collect tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due. As of December 31, 2021, the total amount under discussion in these proceedings R$4,694.3 million. In the opinion of our management and our legal advisors, our chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL Litigation

On December 31, 2021, we were a party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection). As of December 31, 2021, the total amount under discussion in these proceedings R$790.1 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL Litigation

Due to the extension of the effective license period to use telephone switches in connection with the use of landline phone carriers, and the extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges us with an installation inspection fee (taxa de fiscalização e inspeção), or the TFI. This collection is based on ANATEL’s understanding that such extension would represent a taxable event for the TFI. We understand that such collection is inappropriate, and challenged this fee in court. As of December 31, 2021, the total amount under discussion in these proceedings was R$2,017.4 million, without the respective deposit in full. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

Labor Litigation

We are a defendant in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), which claim, among others: overtime payments, variable compensation, salary parity, and unhealthy or risk work premiums. We have recorded R$487.0 million in provisions for these proceedings where the risk of loss is deemed probable. We are also defendants in certain other labor claims for which the chance of loss is deemed possible, which totaled an aggregate amount of approximately R$1,364.6 million as of December 31, 2021, and for which we have not recorded provisions.

Civil Claims

We are the defendants in multiple civil claims. We have recorded R$936.0 million in provisions in connection with these proceedings as of December 31, 2021 where the risk of loss is deemed probable, including the civil proceedings described below:

●	We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996 to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For proceedings in which our chance of loss has been estimated as probable, we recorded provisions in the amount of R$130.2 million as of December 31, 2021 (R$291.0 million as of December 31, 2020).
●	We and/or our subsidiaries are defendants in various civil proceedings related to consumers’ claims both in administrative and judicial courts, especially relating to our failure to perform or the poor performance of our services. As of December 31, 2021, provisioned amounts in connection with these proceedings totaled R$363.5 million (R$367.3 million as of December 31, 2020).
●	We and/or our subsidiaries are parties to various civil, non-consumer proceedings in administrative and judicial courts arising out of the ordinary course of business. As of December 31, 2021, provisioned amounts in connection with these proceedings totaled R$438.5 million (R$340.1 million as of December 31, 2020).

Other several civil claims against us for which the chance of loss is deemed possible totaled approximately R$2,119.7 million as of December 31, 2021 and for which we have not recorded provisions, including:

●	The National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (Federação Nacional das Associações de Aposentados, Pensionistas e Participantes em Fundo de Pensão do Setor de Telecomunicações.) filed a class action against the Company seeking the annulment of the spin-off of the PBS pension benefit plan (which occurred in 2000 and led to the creation of a specific TELESP–PBS pension benefit plan) and the corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The lower court ruled against the Company. Subsequently, an appellate court held that the state courts lacked jurisdiction to hear the case, and referred the case to the federal courts for retrial. Our risk of loss in this proceeding has been estimated as possible based on the opinion of our legal advisors. The amount involved cannot yet be determined until an expert appraisal report is completed.
●	The São Paulo Sistel Participants’ Association (Associação dos Participantes do Sistel no Estado de São Paulo) filed a class action that challenges changes made to the health care plan for the association’s retired employees. While an appeal in this proceeding was pending adjudication, the parties entered into a settlement agreement that is pending judicial confirmation.
●	We are a party to various other civil claims related to our services. Such claims were filed by individual consumers, civil associations representing consumer rights, or by PROCON, as well as by federal and state public prosecutor offices. We are also party to various other claims in the ordinary course of our business.

Ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., or Lune, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial) on September 30, 1997. An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service, subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated at settlement. Motions for clarification were opposed by all parties and Lune’s motions for clarification were accepted, since an injunctive relief in this stage of the proceedings was deemed applicable. An appeal was filed against a decision that granted a stay of execution until final judgment of an appeal on the merits. This latter appeal was successful and granted the Company the right to a new trial by the lower court. In the second trial, the lawsuit was ruled in our favor. Lune has filed an appeal, which is pending adjudication. Our outside counsel’s opinion is that the chance of an unfavorable outcome is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Expiration of Prepaid Plan Minutes

We, together with other Brazilian wireless telecommunications operators, are defendants in lawsuits brought by public prosecutor offices and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts about this matter. Although we believe that our criteria for imposing the deadline are in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to these claim is possible.

Regulatory and Antitrust Litigation

We are involved in several regulatory and antitrust administrative and legal proceedings. As of December 31, 2021, proceedings with a possible risk of loss amounted to R$4.5 billion, for which provisions of R$2.0 billion were recorded. Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed probable include the following:

(i)	We are a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The main themes of these proceedings are the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP), our obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL's quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.
(ii)	A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. We, together with our legal advisors, concluded that there is a probable loss of approximately R$599 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely chance of review. Moreover, we decided to begin collecting such amounts in favor of ANATEL.

Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed possible include the following:

(i)	Administrative and legal proceedings discussing how ANATEL should calculate a payment due every two years relating to the extension of STFC concession agreements and the right of use SMP-related radiofrequencies. In ANATEL’s view, a 2% charge should be calculated on all of our STFC/SMP revenue. In our view, however, the revenues that are not part of the STFC/SMP service plans, as defined by regulation at the time of signing the authorization terms/concession agreements, should not be taken into account when calculating the fee. As a result of this disagreement, we filed administrative and legal proceedings challenging ANATEL’s charges.

(ii)	A lawsuit to invalidate ANATEL’s March 2018 decision in an administrative proceeding where it charged us with violations to fixed-line telephone regulations. In particular, we were charged with breaching rules on the prior notice required to terminate service to users in default and related refunds. ANATEL imposed a fine of approximately R$199.1 million, which as of December 31, 2021, amounted to approximately R$499.4 million (after interest and monetary adjustments). We have not paid this fine, but have guaranteed its payment through litigation insurance.
(iii)	An investigation by CADE in connection with a joint bid we submitted with Claro and Oi, through a consortium, for certain services to be rendered to the Empresa Brasileira de Correios e Telégrafos, the Brazilian state postal service. We have presented our defense, in which we allege our joint big was lawful under the applicable laws, and the case is pending adjudication by CADE’s general body.

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

Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares (and also ADSs) if:

●	management and the fiscal board report at the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and
●	the shareholders ratify this decision at the shareholder’s meeting.

If that is the case:

●	management must forward to the CVM, within five days of the shareholders meeting, an explanation justifying the decision at the shareholders meeting; and
●	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation allows.

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

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, also to be recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:

●	reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or
●	written-off if the anticipated loss occurs.

Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders’ meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:

●	the positive net result of equity adjustment; and
●	earnings, revenues or net profits from transactions or the accounting of assets and liabilities at market value, whose financial realization term occurs after the end of the next fiscal year.

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

Additional Payments on Shareholders’ Equity

Law No. 9,249, as amended December 26, 1995, provides for the distribution to shareholders of interest on shareholders' equity, which may be computed with the amount of dividends to be distributed to shareholders. A company can treat these payments as financial expenses for income tax and social contribution purposes. Currently, this interest is limited to the daily pro rata variation of the TJLP, a long-term nominal interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

●	50% of net income (before deducting income tax and interest on equity) for the period in which the payment is made, or
●	50% of the sum of retained earnings and profit reserves.

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2017 in reais:

	Description
	(Dividends or
	Interest on
	Shareholders’		Preferred
Year	Equity)(1)	Common Shares	Shares(2)

	(per share/in R$)
2021	Div/Int	2.914875	—
2020	Div/Int	2.996385	3.296024
2019	Div/Int	3.518874	3.870762
2018	Div/Int	2.358070	2.593877
2017	Div/Int	2.088332	2.297165
(1)	Interest on shareholders’ equity is net of withholding taxes.
(2)	All our outstanding preferred shares were converted into common shares after the market closed on November 20, 2020. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—History of Share Capital—Conversion of Our Preferred Shares into Common Shares.”

Dividends and Interest on Shareholders’ Equity

On June 18, 2018, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 400 million, which the Company paid on August 20, 2019.

On September 5, 2018, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the equity of common and preferred shares in the amount of R$ 2,800 million, which the Company paid on August 20, 2019.

On December 4, 2018, the Board of Directors approved, only the approval of shareholders, the payment of interest on the equity of common and preferred shares in the amount of R$ 1,350 million, which the Company paid on December 17, 2019.

On February 15, 2019, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 700 million, which the Company paid on August 18, 2020.

On April 11, 2019, at the Shareholders' General Meeting, shareholders approved the distribution of dividends to common and preferred shares in the total amount of R$ 2.469 million based on the closing balance sheet of December 31, 2018, which the Company paid on December 17, 2019.

On April 17, 2019, the Board of Directors approved, only the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 570 million, which the Company paid on August 18, 2020.

On June 17, 2019, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 968 million, which the Company paid on August 18, 2020.

On December 19, 2019, the board of directors approved, only with the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 350 million. The distribution of dividends to common and preferred shares in the total amount of R$1,000 million was also approved, which the Company paid on August 18, 2020.

On February 14, 2020, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 270 million, which the Company paid on July 13, 2021.

On March 19, 2020, the board of directors approved, 50% of shareholders' approval, the payment of interest on the equity of common and preferred shares in the amount of R$ 150 million, which the Company paid on July 13, 2021.

On May 28, 2020, at the Shareholders' General Meeting, shareholders approved the distribution of dividends to common and preferred shares in the total amount of R$ 2.196 million based on the closing balance sheet as of December 31, 2019, which the Company paid on December 9, 2020.

On June 17, 2020, the board of directors approved, only with the approval of shareholders, the payment of interest on the equity of common and preferred shares in the amount of R$ 900 million, which the Company paid on July 13, 2021.

On September 17, 2020, the board of directors approved, 50% of shareholders' approval, the payment of interest on the shareholders' equity of common and preferred shares in the amount of R$ 650 million, which the Company paid on July 13, 2021.

On November 16, 2020, the board of directors approved, 50% of shareholders' approval, the payment of interest on the shareholders' equity in the amount of R$ 400 million, which the Company paid on July 13, 2021. The conversion of all preferred shares issued by the Company into shares ("Conversion"), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of Holders of Preferred Shares, held on October 1, 2020, had immediate effect. For this reason, all shares issued by the Company as of that date began to be treated equally, regardless of the ticker under which they were traded until the formalization of the conversion, which occurred on November 23, 2020, as disclosed to the market under the Material Fact and Notice to Shareholders issued on October 1, and October 11, 2020, respectively.

On December 11, 2020, the board of directors approved, 50% of shareholders' approval, the payment of interest on the shareholders' equity in the amount of R$260 million. In addition, the distribution of dividends to common and preferred shares in the total amount of R$1,200 million was approved. The payment of interest on shareholders' equity was made on July 13, 2021 and dividends on October 5, 2021.

On February 12, 2021, the board of directors approved, subject to shareholder approval, the payment of interest on equity for common shares in the amount of R$150 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company's books on February 26, 2021 and will be paid on July 19, 2022.

On March 18, 2021, the board of directors approved, subject to shareholders' approval, the payment of interest on equity for common shares in the amount of R$270 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company's books on March 31, 2021 and will be paid on July 19, 2022.

On April 15, 2021, at the Shareholders’ General Meeting approved, subject to the approval of shareholders, the payment of interest on equity for common shares in the amount of R$280 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company's books on April 30, 2021 and will be paid on July 19, 2022.

On June 17, 2021, the board of directors approved, subject to shareholders' approval, the payment of interest on equity for common shares in the amount of R$630 million. Payment will be made to ordinary and preferred shareholders who were recorded on the Company's books on June 30, 2021 and will be paid on July 19, 2022.

On September 16, 2021, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$600 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company's books on September 30, 2021 and will be paid on July 19, 2022

On December 10, 2021, the board of directors approved, subject to shareholders' approval, the payment of interest on equity for common shares in the amount of R$805 million. The distribution of dividends to common and preferred shares in the total amount of R$1,500 million was also approved. Both payments will be made to ordinary shareholders who were recorded on the Company's books on December 27, 2021. Interest on equity will be paid on July 19, 2022 and dividends will be paid on October 18, 2022.

Dividends and interest on shareholders' equity declared based on Telefonica Brasil’s net income in 2021 totaled R$4.2 billion. The remaining R$2.0 billion were classified as proposed additional dividends and will be submitted for approval by the Company's General Meeting of Shareholders in 2022 and, if approved, will be paid on October 18, 2022.

B. Significant Changes

Cancellation of common shares held in treasury

On February 18, 2022, the Company’s Board of Directors approved the proposal to cancel 14,046,652 common shares issued by the Company held in treasury, as well as the consequent convening of the Extraordinary Shareholder’s Meeting, in order to amend the Company’s Bylaws regarding the number of shares into which the capital stock is divided. These shares were acquired over the last few years, as a result of the Share Repurchase Program issued by the Company itself.

Item 9. The Offer and Listing

A. Offer and Listing Details

The trading market for our common shares is the B3.

Our common shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3).” As of December 31, 2021, we had 1,690,984,923 outstanding common shares held by more than one million shareholders.

In the United States, the common shares trade in the form of ADRs, each representing one common share, issued by Citibank N.A., as depositary, pursuant to a deposit agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADRs representing preferred shares commenced trading on the NYSE on November 16, 1998 and upon the Conversion of all our preferred shares into common shares effective as of market close on November 20, 2020, trading in ADRs representing preferred shares was suspended as of November 23, 2020, and trading in ADRs representing common shares recommenced on the same date, and are traded on NYSE under the symbol “VIV” (formerly TSP).

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

Under Brazilian Corporate Law, a company is either publicly held and listed, a companhia aberta, or privately held and unlisted, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM is authorized to trade its securities either on the Brazilian exchange markets, including the B3, or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter markets. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded in this market. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

Trading in securities on the B3 may be suspended under a request from a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended under the initiative of the B3 or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

●	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);
●	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);
●	established the Quality and Sustainability Committee;
●	established the Control and Audit Committee;
●	established the Nominations, Compensation and Corporate Governance Committee;
●	established the Strategy Committee;
●	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);
●	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);
●	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
●	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);
●	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and
●	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the board of directors and Board of Executive Officers is approved by our shareholders at a shareholders meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the criterion for compensation.

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

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of business conduct and ethics called the Telefónica Responsible Business Principles (Princípios de Negócio Responsável), which regulates the conduct of our employees in general (including senior financial officers and executive officers) to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules. See “Item 16b. Code of Ethics.”

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

At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as from such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share; and (2) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of the preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, as approved by our shareholders on October 1, 2020, our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value (including 2,291,147 treasury shares). As of December 31, 2021, we had an outstanding share capital of R$63,571,415,865.09, comprised of 1,676,938,271 common shares, net of 14,046,652 treasury shares. All of our outstanding share capital is fully paid.

All of our shares are without par value. In addition, our board of directors may increase our share capital up to 1,850,000,000 common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2021, 14,046,652 common shares were held by us (treasury shares) at a book value per share of R$41.70. As of December 31, 2020, 2,810,752 common shares were held by us (treasury shares) at a book value per share of R$41.20. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

Public Offering for the Primary Distribution of Common and Preferred Shares

At a meeting held on March 25, 2015, our board of directors approved unanimously the realization of a public offering for the primary distribution of common and preferred shares issued by the Company, all registered shares, without par value, free and clear of any liens or encumbrances, including in the form of ADSs, represented by ADRs, held simultaneously in Brazil and abroad, through a capital increase of the Company. The capital increase was approved by the board of directors’ meeting held on April 27, 2015, amounting to R$15.8 billion, increasing the Company’s share capital from R$37.8 billion to R$53.6 billion through the issuance of 121,711,240 common shares, at an issue price of R$38.47 per unit, and 236,803,588 preferred shares, at an issue price of R$47.00 per unit. Common shares, preferred shares and ADSs issued as a result of this capital increase confer to their holders, as of April 28, 2015, date of disclosure of the global offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company’s bylaws and the Brazilian Corporate Law, fully participating in dividends and other distributions declared from the date of publication of the global offering announcement of commencement. The issue price of R$47.00 per preferred share was determined after the completion of the bookbuilding process, in accordance with article 23, paragraph 1, and article 44 of CVM Instruction No. 400/2003, as amended, or Instruction No. 400, and in accordance with the provisions of article 170, paragraph 1, item III, of the Brazilian Corporate Law. The issue price of R$38.47 per common share was determined based on the price per preferred share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average price discount trading of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the three months prior to March 26, 2015.

Public Offering for the Primary Distribution of Shares

At a meeting held on April 30, 2015, our board of directors approved a second capital increase in connection with the public offering for the primary distribution of shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company, in accordance with article 24 of Instruction No. 400, to meet the excess demand verified during the Offering. The Company’s share capital was increased in the amount of R$295.3 million, through the issuance of 6,282,660 preferred shares at the issue price of R$ 47.00 per unit, increasing the share capital of the Company to R$53.9 billion, represented by 503,046,911 common shares and 985,019,821 preferred shares.

GVTPar Merger and Increase in the Company’s Share Capital

On May 28, 2015, our shareholders approved the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar in a wholly owned subsidiary of the Company and the resulting increase in the Company’s capital in the amount of R$9.7 billion through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all without par value, increasing the share capital of the Company to R$63.6 billion, as it stands at the date of this report.

Conversion of Our Preferred Shares into Common Shares

As mentioned above, on October 1, 2020, our shareholders approved, and our preferred shareholders ratified, the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share and its implementation by the Company’s officers as well as the relevant changes to the Company’s bylaws to reflect the Conversion.

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

Corporate Purposes

Under article 2 of our bylaws, our corporate purposes are:

●	the operation of telecommunications services;
●	the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to us;
●	the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;
●	the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and
●	licensing and sub-licensing of software of any nature.

In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

●	participate in the capital of other companies, including in order to comply with the national telecommunications policy;
●	create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;
●	promote the importation of goods and services necessary for the execution of activities within its purpose;
●	provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;
●	manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company’s activities;
●	provide consulting services related to the Company’s activities;
●	prepare, implement, and install projects related to the Company’s activities;
●	manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company’s activities;
●	provide monitoring services related to the Company’s activities;
●	provide business intermediation services in general;
●	market, sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement and electronic sensor equipment;
●	carry out studies and research activities, aiming at the development of the telecommunications sector;

●	enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and
●	carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL.

Board of Directors

Under our bylaws, any matters subject to the approval of our Board of Directors can be approved only by the majority of votes of the present members of our Board of Directors. Under our bylaws, our board of directors may only deliberate if a majority of its members currently in office are present at a duly convened meeting and in the event of a tie, the Chairman of the board of directors shall be the tiebreaker.

Election of Directors

The members of our Board of Directors are elected at shareholders’ meetings for three-year terms. The tenure of the members of the Board of Directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument of investiture and complying with applicable legal requirements.

Qualification of Executive Officers and Directors

Recent changes to the Brazilian Corporate Law have removed the requirement that executive officers must be residents of Brazil. Now, our executive officers and the members of our Board of Directors are not required to be residents of Brazil; however, their tenure is conditioned on the appointment of a representative who resides in Brazil with powers to, for at least three years after the termination of the term of office, to (i) receive service of process in proceedings initiated against such member based on the corporate legislation; and (ii) receive service of process and subpoenas in administrative proceedings initiated by the CVM when holding a management position in a publicly-held company.

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

Any transaction in which one of our directors or executive officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be held null and void and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 1% (as reduced by CVM Instruction No. 627/2020, as amended, or Instruction No. 627) of our total share capital, our directors and executive officers must disclose to our shareholders at the Annual Shareholders’ Meeting certain transactions and circumstances that may give rise to a conflict of interest. In addition, our Company (through the approval of the majority of our share capital) or shareholders who own 1% (as reduced by Instruction No. 627) or more of our share capital may bring an action for civil liability against and executive officers for any losses caused to us as a result of a conflict of interest.

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

Shareholders’ Meetings

Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting until April 30 of each year in order to:

●	approve or reject the financial statements approved by our board of directors, including any recommendation by our Board of Directors for the allocation of net profit and distribution of dividends; and
●	elect members of our Board of Directors (upon expiration of their three-year terms) and members of our Fiscal Board (every year), subject to the right of minority common shareholders to elect members of our board of directors and our fiscal board.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in two Brazilian newspapers (the State official gazette and a major newspaper). On the first call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning, the first notice, at least 21 calendar days prior to the scheduled meeting date. On the second call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning at least eight calendar days prior to the scheduled meeting date. In accordance with our bylaws, for meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least 30 calendar days prior to the scheduled meeting date and on the second call at least 10 calendar days prior to the scheduled meeting date. As recommended by the CVM, for annual shareholders’ meetings, we convene our shareholders’ meeting 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our Board of Directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

●	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our Directors do not convene a shareholders’ meeting required by law within 60 days; and
●	by shareholders holding at least 1% (as reduced by Instruction No. 627) of our total share capital if, after a period of eight days, our Directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter.

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

Remote Voting

Pursuant to the CVM Instruction No. 481/09, as amended, the system of Remote Voting is required to be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the Fiscal Board or of the board of directors, due to the requirements set forth in article 21-A, paragraph 1, item II of CVM Instruction No. 481/09 (Remote Voting can be adopted in other situations, at the Company’s choice). This system aims to facilitate the participation of the Company’s shareholders in its meetings. This instruction provides for the following:

●	the creation of a Remote Voting Ballot (Boletim de Voto a Distância) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;
●	the possibility to include in the Remote Voting Ballot a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria;
●	the deadlines, procedures and means of transmitting the Remote Voting Bulletin; and
●	the possibility of holding shareholders’ meeting by fully digital means (in which case shareholders may only participate virtually) or partially digital means (in which case shareholders may either participate virtually or attend the meeting in person at the Company’s headquarters).

In addition, listed companies are required to adopt certain measures regarding the voting process, including:

●	informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and
●	disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;

In accordance with the provisions of applicable laws and regulations, the Company has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.

We do not have an electronic system for receiving Remote Voting Ballot or remote participation ballots. Exceptionally, we may hold meetings partially or exclusively through a digital format, in accordance with CVM Instruction No. 481/09. Specific instructions regarding remote voting in shareholders’ meetings, which we may decide to hold partially or exclusively through a digital format, will be disclosed in the relevant shareholders’ meeting manual, in addition to other channels that we may deem appropriate.

Voting Rights

Under the Brazilian Corporate Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. There are no limitations under the Brazilian Corporate Law or our bylaws on the right of non-Brazilian residents or nationals to own shares or vote according to those shares, other than the restrictions applicable to all shareholders.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares, if a higher quorum is not required by our bylaws, is required for the types of action described below:

●	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;
●	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;
●	reducing the mandatory dividend set forth in our bylaws;
●	changing our corporate purpose;
●	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;
●	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;
●	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
●	creation of participation certificates;
●	canceling any ongoing liquidation of our company;
●	spinning-off of all or any part of our company; and
●	dissolution of the company

Decisions on the transformation of our company into another form of business entity require the unanimous approval of our shareholders.

Our Company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our Company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any Shareholder’s or Board of Directors meeting to disregard any vote taken by any of the parties to said agreement that have been duly filed with our Company in violation of the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or Board of Directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

For the effective implementation of the Conversion, a voting agreement was executed by and among the shareholders Telefónica, Telefónica LATAM, SP Telecom, and, as intervening and consenting party, the Company, in order to comply with the provisions of ANATEL regulations. This voting agreement is filed and made available at our Company headquarters, as determined under article 118 of Brazilian Corporate Law.

Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

●	the right to participate in the distribution of our profits;
●	the right to participate in any remaining residual assets in the event of our liquidation;
●	the right to supervise the management of our corporate business as specified in the Brazilian Corporate Law;
●	preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and
●	the right to withdraw from our Company under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure to elect the members of the Board of Directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold common shares representing at least 10% of our voting capital have the right to appoint one member and their alternate to our Board of Directors at our shareholders’ meeting.

In the event that minority holders of common shares elect a director and the cumulative voting procedures described above is also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our Board of Directors.

The shareholders seeking to exercise these minority rights (except for the cumulative voting procedure) must prove that they have held their shares for no less than three months preceding the shareholders’ meeting at which the director will be appointed. Brazilian Corporate Law provides that any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporate Law, minority shareholders are entitled to elect one member and an alternate to our Fiscal Board in a separate election as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must outnumber the directors and alternates elected by minority common shareholders.

Under the Brazilian Corporate Law, the following actions require the previous approval of or the ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

●	the creation of preferred shares or a disproportionate increase of an existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by our bylaws;
●	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares; or
●	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of preferred shares.

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

In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:

●	upon a sale on a stock exchange or public subscription;
●	through an exchange of shares in a public offering, with the purpose of acquiring control of another company as specified in the Brazilian Corporate Law; or
●	for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

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

The Brazilian Corporate Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of a delisting of the Company before the CVM, less than 5% of our outstanding shares remains publicly-held. The redemption price in such case would be the same price paid for our shares in such tender offer.

The Brazilian Corporate Law also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

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

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing any existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;
(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to any existing class of preferred shares;
(iii)	reducing the mandatory dividend set forth in our bylaws;
(iv)	a change in our corporate purpose;
(v)	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporate Law;
(vi)	the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;
(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
(viii)spinning-off of all or any part of our company; and
(ix)	the inclusion of an arbitration clause in our bylaws.

In addition, we note that:

●	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;
●	in items (v) to (vii), the holders of shares of a type or class with liquidity and dispersion (as defined in ICVM 565/2015) in the market will not have the right to redemption; and
●	in item (viii), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

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

Inspection of Corporate Records

Shareholders that own 1% (as reduced by Instruction No. 627) or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our bylaws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our Board of Directors or Fiscal Board, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold a material interest in our shares of any type and class disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition in the same channels the Company typically uses.

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

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this annual report is zero, but may be subject to change.

For information about taxation on profits, dividends and interest on shareholders’ equity, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Dividends” of this Form 20-F.

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

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019, and 5.09%, 4.94%, 4.91% and 4.55% for the four quarters of 2020, and 4.39%, 4.61%, 4.88% and 5.32% for the four quarters of 2021), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before the year with respect to which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.

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

C. Material Contracts

On June 30, 2011, ANATEL renewed our STFC concession contract and consolidated them into two new contracts (each filed as an Exhibit to this annual report). One of these contracts authorizes the Company to provide local telephone service (to the cities in Sector 31) and the other contract authorizes the Company to provide long-distance telephone service (to and from Sector 31). These concession contracts will expire on December 31, 2025.

We also have an authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31, which is the area of concession), granted in 2002, for an unlimited term. We also hold multimedia communication service authorization terms, which are also material contracts. Based on these authorization terms, we may provide broadband services in the state of São Paulo and all over Brazilian territory. The terms were signed on April 17, 2003 and March 19, 2004 for an unlimited term and are still in effect. We also have conditioned access service authorization terms for the provision of Pay TV services. The authorization terms were transferred back to us in 2013, as a result of a corporate restructuring.

As regards the mobile services, the PGA divided the country into three regions: Region I: states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II: states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: only the state of São Paulo.

We received authorization terms for the provision of SMP services with national coverage, in all three regions. Licenses for SMP services rant the right to provide mobile services for an unlimited term. However, the use of radiofrequency spectrum is restricted in accordance with specific license conditions, as follows:

●	Rio Grande do Sul, excluding the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007);
●	Rio de Janeiro (“A” band) until 2028 (renewed in 2020);
●	Espírito Santo (“A” band) until 2023 (renewed in 2008);
●	Bahia (“A” band) and Sergipe (“A” band) until 2023 (renewed in 2008);
●	São Paulo (“A” band) until 2023 (renewed in 2008); and until 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);
●	Paraná/Santa Catarina (“B” band) until 2028 (renewed in 2013);
●	Distrito Federal (“A” band) until 2028 (renewed in 2021);
●	Acre (“A” band), Vivo-Rondônia (“A” band), Mato Grosso (“A” band) and Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);
●	Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);
●	Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed in 2014);
●	Minas Gerais (“A” band) until 2023 (renewed in 2008);
●	For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020 (to be renewed between the period of April 28, 2016 and April 28, 2017);

License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Currently, according to the Decree No. 10,402/2020, which regulates the New General Telecommunications Law, it is possible to renew licenses for successive periods. Nevertheless, some conditions are being discussed with ANATEL, such as renewal valuation and term. License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date.

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1,900 MHz band (“L” band). We won 13 of them throughout Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. Nevertheless, the bidding terms set forth the possibility of realigning the “L” band with the “J” band, maintaining the same conditions (including costs and expiry date) of the “J” band. In 2012, Telefônica requested and on August 27, 2013 ANATEL granted the “L” band realignment for the following states

●	Rio Grande do Sul, excluding the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu;
●	Rio de Janeiro;
●	Espírito Santo;
●	Bahia and Vivo-Sergipe;
●	Telefônica-São Paulo, excluding the cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria e São Joaquim da Barra;
●	Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina;
●	Federal District;
●	Telefônica-Acre, Vivo-Rondônia, Vivo-Mato Grosso and Vivo-Mato Grosso do Sul excluding the city of Paranaíba; and
●	Telefônica-Goiás/Tocantins.

The complete realignment (including the cities excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.

In April 2008, ANATEL auctioned off 36 blocks in the 2,100 MHz band (3G licenses). We obtained nine in the “J” band throughout Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:

●	Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Acre (“J” band), Rondônia (“J” band), Mato Grosso (“J” band) and Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

●	Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and
●	Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April 2019 and April 2020);

License renewals for the “J” band were requested between 36 and 48 months in advance of the expiry date. Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1,800 MHz and 2,100 MHz frequencies. We acquired 23 blocks, 14 in 1,800 MHz frequency bands “D,” “E,” “M” and extension bands, and nine in the 900 MHz extension bands. As a result, we have nationwide coverage in the 1,800 MHz frequency band. The 23 blocks are:

●	“M” Band (1,800 MHz) in the Federal District and the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;
●	Extension of the 1,800 MHz band throughout the state of São Paulo;
●	“D” Band (1,800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;
●	“E” Band (1,800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
●	Extension of the 900 MHz band in the State of Rio de Janeiro;
●	Extension of the 900 MHz band in the State of Espírito Santo;
●	Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;
●	Extension of the 900 MHz band for the cities with area code 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;
●	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and the cities of Londrina and Tamarana;
●	Extension of the 900 MHz band in the State of Bahía;
●	Extension of the 900 MHz band in the State of Sergipe;
●	Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the State of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;
●	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the city of Paranaíba in the State of Mato Grosso do Sul;

●	Extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Another extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Extension of the 1,800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;
●	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
●	Extension of the 1,800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Extension of the 1,800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

Licenses for the 900 MHz and 1,800 MHz band will expire in 2023 and renewal has been requested. Our current 850 MHz authorizations will expire between 2022 and 2028. If legal and regulatory requirements are met, ANATEL has agreed to the current authorizations for the use of radio frequencies in bands A and B, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the TCU.

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2,500 MHz frequencies. We secured one block in 2,500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band may also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:

●	Brasil (“X” Band – 2,500 MHz) until 2027 (associated with SMP service) to be renewed on October 18, 2024;
●	Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz) until 2027 (associated to STFC and SCM services) to be renewed on October 18, 2024;
●	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP and SCM services) to be renewed on October 18, 2024.

In September 2014, ANATEL auctioned off six blocks in the 700 MHz frequency. We acquired three blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.

In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1,800 MHz, 1,900 MHz, 2,500 MHz and 3,500 MHz bands, Telefônica acquired seven lots of the 2,500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies will be used for the provision of 4G mobile services. The spectrum license may be renewed in 2030.

The licenses above may be renewed successively; (ii) for an additional term of 15 years; and (iii) upon payment of 2% of our net revenues from usage charges in the applicable region in the previous year. The payment is also due every two years during the extension period.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These licenses, which we purchased for R$ 1.13 billion – or R$4.45 billion including cash obligations –, ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

Acquisition of UPI Mobile Assets of the Oi Group

The Oi Group is currently undergoing a judicial reorganization process (recuperação judicial) in Brazil. In January 2021, we entered into the Oi Agreement as part of a judicial auction held on December 14, 2020 for the sale of assets of the Oi Group’s mobile business operations, or the UPI Mobile Assets. In that auction, a joint offer made by us, Claro and Tim was declared the winning bid and approved by the Brazilian judicial reorganization court. Under the Oi Agreement, we are entitled to a share of the UPI Mobile Assets consisting of:

●	Clients: approximately 10.5 million clients, or approximately 29% of UPI Mobile Assets’ total customer base as of April 2020, which allocation sought to enhance competition among the Brazilian telecom market operators;
●	Spectrum: 43 MHz as a national weighted average based on population, or approximately 46% of the UPI Mobile Assets’ radiofrequencies, which allocation strictly conforms to ANATEL spectrum limits; and
●	Infrastructure: agreements for the use of approximately 2,700 mobile access sites, or approximately 19% of the UPI Mobile Assets’ total sites.

At closing, the buyers will pay an aggregate of R$16,500 million for the UPI Mobile Assets, of which: (i) R$15,744 million is the base purchase price; (ii) R$756 million will be paid for up to 12 months of services under transitional services agreement with the Oi Group, or the Transitional Services Agreement; and (iii) R$819 million will be paid for services by the Oi Group under a take-or-pay data transmission capacity agreement, or the Capacity Agreement. We will pay approximately one-third of this consideration, or approximately R$5,500 million. Subject to market conditions and internal approvals, and considering our robust financial position and strong cash flow generation, we intend to use our own resources to finance the transactions under the Oi Agreement.

Closing of the transactions under the Oi Agreement will occur following the separation and contribution of the UPI Mobile Assets by the Oi Group to three different specific purpose entities, or SPEs, such that we will acquire all outstanding shares of one such SPE. Closing is further subject to certain conditions precedent usually applicable to this type of transaction and set forth in the Oi Agreement. Two such conditions precedent – the approval of the transactions by CADE and by ANATEL – were completed on January 31, 2022 and February 9, 2022, respectively.

We believe that the transactions contemplated by the Oi Agreement, once and if consummated, will generate benefits for our shareholders (through the generation of revenues and efficiencies resulting from operational synergies), for our customers (as a result of the assets we will acquire, which will reinforce our commitment to excellent quality of services), and for the industry as a whole (by bolstering the industry’s capacity to invest in and create sustainable technological innovations and further contributing to the ongoing digitalization of Brazil). We further believe our acquisition of select UPI Mobile Assets is another important step towards our purpose to bring people together through increased digitization (digitalizar para aproximar).

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

As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, are regulated by Resolution No. 4,373, and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which will become effective by the end of 2022. However, Law No. 14,286/2021 remains subject to regulation by the Brazilian Central Bank, such that, as of the date of this annual report, we are unable to foresee the effects it will have on the Company.

Resolution No. 4,373 provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers. The Depositary Receipts program shall be approved by the Central Bank and CVM before the issuance of the Depositary Receipts. Accordingly, the proceeds from the sale of the Depositary Receipts by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the Depositary Receipts may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.” Under Resolution No. 4,373, foreign investors registered with the CVM may buy and sell Brazilian securities, including the common shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. The registered foreign investors may also be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”

Pursuant to Resolution No. 4,373, an investor residing outside Brazil that is willing to invest pursuant to the mechanism described in the previous paragraph must: (i) appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM; (ii) register as a foreign investor with the CVM; (iii) appoint one or more custodians authorized by CVM; (iv) register the foreign investment with the Brazilian Central Bank; (v) appoint a tax representative in Brazil; and (vi) obtain a taxpayer identification number from the Brazilian federal tax authorities. The securities and other financial assets held by a foreign investor pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM. In addition, the trading of securities is in general restricted to transactions carried out on the Brazilian stock exchanges or over-the-counter markets licensed by the CVM.

CVM Instruction No. 560/2015, as amended, introduced in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM of the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them.

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

E.Taxation

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

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a Non-Resident Holder, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. Each Non-Resident Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in common shares or ADSs. This summary is based upon federal tax laws of Brazil in effect as of the date hereof, which are subject to change and differing interpretations.

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

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the Company, to an ADS Holder that is a Non-Resident Holder are currently not subject to withholding income tax, or WHT, in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638/2007, or Law No. 11,638, significantly changed the Brazilian Corporate Law in order to align Brazilian generally accepted accounting principles with International Financial Reporting Standards, or IFRS. Nonetheless, Law No. 11,941/2009 introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

●	50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
●	50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

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

Capital Gains

Sale of ADSs

According to Law No. 10,833, capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of ADSs to another non-Brazilian resident. If the ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

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

Sale of Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:

●	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
●	subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) is not a 4,373 Holder and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) is a 4,373 Holder, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly

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

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as the Company, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including these underlying ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the progressive rate from 15% to 22.5%, and 25% for residents in a Low or Nil Taxation Jurisdiction.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Resident Holder of ADSs and a 4,373 Holder of common shares will continue or that it will not change in the future.

Gains on the exchange of common shares for ADSs

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the common shares, as the case may be, is lower than:

●	the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or
●	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

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

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of common shares or ADSs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of common shares or ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in the common shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%. Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold common shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, or the Code, known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of common shares or ADSs and you are:

●	an individual citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2021 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks as a result of our trading operations, debts obtained to finance our financial derivative activities and instruments, including exchange rate risk, interest rate risk, debt acceleration risk and credit risk. To help us manage our risks, we conduct an assessment of our financial assets and liabilities against market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates to produce adequate values of achievement. As a result, our valuation estimates do not necessarily indicate the values, which will be realized in the current market. The use of different market approaches and/or methodologies for estimates can have a significant effect on the estimated values of achievement.

We also enter into derivative instruments to manage the risks to which we are exposed in accordance with our risk management policy. We do not have derivative instruments for speculative purposes.

To further assist our risk management, we perform fair value analyses of our derivative financial instruments, as well as sensitivity analyses of our risk variables and our risk of net exposure. For more details on the results of our valuation analysis, risk management strategies and sensitivity analysis of our derivative financial instruments, see note 33 in our consolidated financial statements.

In addition, the volatile market conditions arising from the COVID-19 pandemic may result in significant changes in exchange rates, interest rates and stock prices, both ours and those of third parties that we use to value certain of our long-term investments. See Part II Item IA. “Risk Factors” in this document for further discussion on the impact of the COVID-19 pandemic on our business, operating results and financial conditions.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The depositary, Citibank N.A., collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to holders of ADSs by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See Exhibit 2.2 to this annual report for a description of the rights of holders of the ADSs.

The holder of an ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below.

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof) issued	● Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions
Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	● Delivery of deposited securities against surrender of ADSs
Up to US$5.00 per 100 ADSs (or fraction thereof) held	● Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs
● Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)
● Depositary services
Registration or transfer fees
●
Registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively

Expenses and charges of the depositary	● Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement
● Conversion of foreign currency
Taxes (including applicable interest and penalties) and other governmental charges	● As necessary
Any reasonable and customary out-of-pocket expenses incurred in the conversion of foreign currency and/or on your behalf in complying with exchange control or other governmental requirements	● As necessary
Fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program	● As necessary

On November 23, 2020, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.

Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2021, we received from Citibank N.A., our depositary, US$3.8 million, for the services described above.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2021, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

For a description of the rights of holders of our common shares and ADSs represented by common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of our Bylaws” and Exhibit 2.2 to this annual report.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2021. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were adequate and effective and were designed to ensure that material information relating to us and our consolidated subsidiaries are made known to them by others within those entities to allow timely decisions relating to the required disclosure.

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

Our internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Telefónica Group are being made only in accordance with authorizations of management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefónica’s assets that could have a material effect on the consolidated financial statements.

Management evaluated the effectiveness of internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer or CFO as of December 31, 2021 based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, or the 2013 framework, and concluded that, as of December 31, 2021, our internal control over financial reporting was adequate and effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2021. This report appears on page F-1.

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

Item 16. [Reserved]

Item 16a. Audit Committee Financial Expert

Our Control and Audit Committee is comprised of a minimum of three (3) and a maximum of five (5) nonexecutive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated José María Del Rey Osorio, an independent member of our Board of Directors in accordance with the rules of the B3’s Novo Mercado and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert,” as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16d. Exemptions from the Listing Standards for Audit Committees Procedures.”

Item 16b. Code of Ethics

Our administrations and employees ethics conduct, daily performed, are governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Business Principles, which is reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 93% of our personnel.

The Compliance Department’s mission is to be a role model in ensuring the applicability of anti-corruption compliance law and corporate ethics, generating value to stakeholders, protecting the company and its employees, reducing risks of non-compliance and bolstering our culture, which is based on ethics and integrity. The Compliance Department works together with other areas of the company to maintain our business best practices and provides updates on our compliance program to the Audit Committee.

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

The program applies to all employees (including directors and executive officers) and also to allies. To enhance integrity culture, initiatives of prevention, detection, remediation and integrity are constantly released, such as: regular communication on ethics topics; anticorruption training; promotion of compliance channel “Fale com #VivoDeAcordo” and our policies, that are available in our intranet policy portal.

The company is aware of the importance of its supply chain for its international presence, the impact and involved values in its business transactions volume. For this reason, our company promotes, establishes and maintains high level of responsible behavior with respect of its suppliers, promoting among them not only compliance quality/service standards, but also ethical, social, environmental and privacy standards in any relationship with our supply chain.

Stimulating sustainability throughout the supply chain is an important challenge for the telecommunications sector. At the Company, this business relationship, guided by ethics and transparency, is based on the guidelines of the Sustainability Policy for the Supply Chain, implemented since 2016 and revised in 2019. The document establishes the Principles and Minimum Criteria for Responsible Business that suppliers must follow.

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

Corporate social responsibility has always been present in our agenda, and, in 2020, we adopted the ISO 26000 (Guidance on Social Responsibility) management model. Through the ISO 26000 guidelines, we improve our organizational culture, minimizing the risks of our business, and ensuring an increasingly sustainable performance through ethical and transparent behavior.

The Telefónica Responsible Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles). These Responsible Business Principles were modified in 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices, the protection of minority shareholders as well as to reinforce other principles including the anti-corruption principle. No waivers were granted in 2021.

Item 16c. Principal Accountant Fees and Services

In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

	(in millions of reais)
Audit Fees	12.9	12.3	10.8
Audit-Related Fees	0.3	0.3	0.3
Total	13.2	12.6	11.1

Audit Fees

Services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the annual report to be filed with the SEC.

Audit-Related Fees

This heading mainly includes services related to the review of the information required by regulatory authorities and the review of corporate responsibility reports.

Item 16d. Exemptions From the Listing Standards for Audit Committees Procedures

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal) composed of three to five members and alternates who are elected by the general shareholders’ meeting. The statutory Fiscal Board operates independently from management and from a company’s external auditors, and the members of our statutory Fiscal Board are all financially literate. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act because our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm, and decide the budget appropriation with respect to such auditors.

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

Our board of directors approved in December 7, 2018, pursuant to article 17, item XV of our bylaws and the CVM Instruction No. 567/2015, or Instruction No. 567, a Share Buyback Program for the acquisition of shares issued by the Company, or the Program, for subsequent cancellation, sale or holding in treasury, as follows:

(i)	Program objective: acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.
(ii)	Resources: the share buybacks will be made through the use of the capital reserve balance in the last Interim Financial Statements published on June 30, 2020 (R$ 1.2 billion), except the reserves referred to in Instruction No. 567;
(iii)	Term: beginning from the date of the Board of Directors’ resolution, shall remain in force up to January 2022, with acquisitions made in the B3 at market prices, observing the legal limits.
(iv)	Number of shares to be acquired (not considering the Conversion): up to a maximum of 583,558 common shares and 37,736,954 preferred shares.
(v)	Number of outstanding shares (not considering the Conversion): 31,610,941 common shares and 415,117,308 preferred shares; pursuant to Instruction No. 567; and

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

In 2020, prior to the suspension of the “VIVT4” ticker for trading in our preferred shares by the B3, which took place on November 23, 2020, the Company made the following repurchases:

	Year ended December 31, 2020
			Total Number of	Maximum
			Shares Purchased	Number of Shares
			as Part of	that May Yet Be
			Publicly	Purchased Under
	Total Number of	Average Price Paid	Announced Plans	the Plans or
Period of Fiscal Year	Shares Purchased	per Share (R$)	or Programs	Programs
August 1 to August 31	—	—	—	415,117,308
September 1 to September 30	—	—	—	415,117,308
October 1 to October 31	232,000	R$43.61	232,000	414,885,308
November 1 to November 22	—	—	232,000	414,885,308
(1)	For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 22(f) to our financial statements

After that date, the Company made the following repurchases:

	Year ended December 31, 2020 and 2021
			Total Number of	Maximum
			Shares Purchased	Number of Shares
			as Part of	that May Yet Be
			Publicly	Purchased Under
	Total Number of	Average Price Paid	Announced Plans	the Plans or
Period of Fiscal Year	Shares Purchased	per Share (R$)	or Programs	Programs
Nov. 23, 2020 to Nov. 30, 2020	59,200	43.50	291,200	446,437,049
Dec. 1, 2020 to Dec. 31, 2020	227,600	43.92	518,800	446,209,449
Jan. 1, 2021 to Jan. 31	801,700	44.52	1,320,500	445,407,749
Feb.1, 2021 to Feb. 28, 2021	—	—	1,320,500	445,407,749
Mar. 1, 2021 to Mar. 31, 2021	909,400	43.99	2,229,900	444,498,349
Apr. 1, 2021 to Apr. 30, 2021	873,500	44.57	3,103,400	443,624,849
May. 1, 2021 to May. 31, 2021	451,000	43.81	3,554,400	443,173,849
Jun. 1, 2021 to Jun. 30, 2021	197,200	44.99	3,751,600	442,976,649
Jul. 1, 2021 to Jul. 31, 2021	805,400	42.11	4,557,000	442,171,249
Aug. 1, 2021 to Aug. 31, 2021	3,885,300	42.68	8,442,300	438,285,949
Sep. 1, 2021 to Sep. 30, 2021	934,800	42.68	9,377,100	437,351,149
Oct. 1, 2021 to Oct. 31, 2021	830,300	42.98	10,207,400	436,520,849
Nov. 1, 2021 to Nov. 30, 2021	767,500	49.51	10,974,900	435,753,349
Dec. 1, 2021 to Dec. 30, 2021	779,800	50.54	11,754,700	434,973,549
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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Eleven of our directors were appointed by our common shareholders, and one director was appointed by representatives of our minority preferred shareholders, prior to the Conversion of all our preferred shares into common shares after market close on November 20, 2020. Nine of our directors are independent in line with the parameters set by the regulations of B3’s Novo Mercado.

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

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of the board of directors, two of which are independent in line with the parameters set by the regulations of B3’s Novo Mercado. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including examining proposals for nominations to our management team and adjusting compensation limits for our management, establishing employment agreements for our management and examining corporate governance matters. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members, or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee comprises a minimum of three (3) and a maximum of five (5) directors, who are not members of our Board of Executive Officers, and who are appointed by the board of directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the board of directors. The chairman and one other member of our Control and Audit Committee are considered independent. The Committee has its own charter, which was approved by the board of directors.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.

We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Instruction 480 (as amended), which requires us to disclose certain corporate governance guidelines. Under CVM Instruction 480, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code - Public Companies (the “Governance Code”). Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code - Public Companies” within seven months from the closing date of each fiscal year. Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however, an explanation must be disclosed with respect to any recommendations set forth therein that we do not adopt.

In addition, we have our corporate governance guidelines, which we disclose to the public on an annual basis.

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

With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:

●	created a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);
●	created a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);

●	established the Quality and Sustainability Committee;
●	established the Control and Audit Committee;
●	established the Nominations, Compensation and Corporate Governance Committee;
●	established the Strategy Committee;
●	enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);
●	enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);
●	enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
●	enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);
●	enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and
●	enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).

As determined by the Brazilian Corporate Law, the annual cap for the aggregate compensation of the board of directors and Board of Executive Officers is approved by our shareholders at a shareholders’ meeting. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the board of directors regarding the criterion for compensation.

Our policy relating to insider trading currently in effect is determined pursuant to our Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários in accordance with corporate law. This document establishes practices for disclosing, using and preserving the confidentiality of relevant acts and/or facts of the Company, and establishes obligations and mechanisms for the disclosure of said facts to the market. The Company, controlling Shareholders, senior management, members of our Board of Directors, Fiscal Board and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on the trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.

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

Our commitment to data protection and privacy predates the publication of the LGPD and has intensified since 2018, when we began adapting to the rules and obligations imposed by LGPD under the aegis of a specialized, multidisciplinary and capable workgroup. We highlight the following areas:

●	Data Protection Office: in compliance with the LGPD, we appointed a Data Protection Officer and a Data Protection area solely dedicated to managing governance and raising awareness of the subject, actively advising business areas on issues and queries related to data protection/privacy and supporting the continuous evolution of the standards and measures in accordance with the LGPD.

●	Information Security: Vivo has an Information Security Office, which centralizes all actions regarding the management system of information security, such as Digital Security, Identity and Access Management, Cyber Strategy, Risk Governance, Data Protection, Business Centric Security, Offensive Security, Cyber Defense, Cyber Monitoring, Cyber Incident Response Team, Fraud Prevention and Enterprise Physical Security. In the event of any security breach, the area controls the event and take corrective actions.
●	Legal: Vivo has a qualified legal team that assists with the analysis of contracts, amendments and any legal issues that may arise about privacy and data protection.

In 2021, we redesigned and updated our Privacy Center website, initially created in 2016, which is available in Portuguese at https://www.vivo.com.br/a-vivo/informacoes-aos-clientes/centro-de-privacidade. We are one of the few large Brazilian companies to have created a dedicated website to bring transparency and provide information about our data protection and privacy actions, in addition to allowing the exercise of the rights of data subjects in an easy and free manner. The information on our website is not a part of this annual report on Form 20-F.

In 2021, we also added to our corporate intranet, for access only by our employees, our Global Employee Privacy Notice, developed by our global team and applicable to all Telefónica group companies. The Global Employee Privacy Notice defines directives for the processing of data subjects’ of our employees. Moreover, our data protection committee meets every two months, with participation from various areas of the Company. In addition, given our proactive stance, we actively engaged in discussions on data protection and privacy in Brazil with representative business groups, other companies in the industry, and independent stakeholders. As of the date of this annual report, we participated in all public consultations hosted by the Brazilian Data Protection Regulation Agency - ANPD by sending our contributions and recommendations to the ANPD. We are following the ANPD’s regulatory calendar to develop our understanding of the LGPD.

Conversion of Our Preferred Shares into Common Shares

As mentioned above, on October 1, 2020, our shareholders approved, and our preferred shareholders ratified, the conversion of all our preferred shares into common shares, in the proportion of one common share for each one preferred share. After the concession and the expiration of the term for shareholders to exercise withdrawal rights, we proceeded with the Conversion, and the last trading session for our preferred shares on the B3 and for our ADSs backed by preferred shares on the NYSE was on November 20, 2020. Therefore, as of November 23, 2020, “VIVT3” represents the only ticker symbol for the trading of the Company’s common shares on the B3, and ADSs backed by our common shares began trading on the NYSE under the ticker symbol “VIV.” The Conversion was undertaken as part of certain improvements to our corporate governance practices, in order to maximize the generation of value to all our shareholders, conferring to them rights set forth under Brazilian Corporate Law, such as the right to vote and the right to tag along, among others.

Item 16h. Mine Safety Disclosure

Not applicable.

Item 16i. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-100.

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

Exhibit number	Description
4.10

Authorization Agreement of the Personal Mobile Service (Region I) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated February 7, 2012 (English language summary). (Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.11

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.12

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 19, 2014)

4.13

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service (Region III) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.14

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (Areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.15

Authorization Agreement for Spectrum Blocks Associated with Personal Mobile Service and Multimedia Communication (States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated October 16, 2012 (English language summary). (Incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.16

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.17

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.18

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.19

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.20

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.21

Authorization Agreement for Conditional Access Service in the entire Brazilian territory between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated March 18, 2013. (Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.22

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará and Piauí) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated

Exhibit number	Description
December 2, 2014. (Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015)
4.23

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Federal District of Brasilia and the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins and Rondônia.) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014. (Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015)

4.24

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (State of São Paulo) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated December 2, 2014. (Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015)

4.25

Stock Purchase Agreement and Other Covenants, dated as of September 18, 2014, by and among Vivendi S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as sellers, Telefônica Brasil S.A., as purchaser, and GVTPar, GVT Operadora and Telefónica, S.A. (Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on February 27, 2015) †

4.26

Purchase and Sale Agreement of Shares and Other Covenants, dated as of January 28, 2021, by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefônica Brasil S.A., Tim S.A. and Claro S.A., as buyers, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. (English free translation). (Incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 25, 2021)

8.1	List of Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Certification of the Chief Executive Officer.
13.2	Section 906 Certification of the Chief Financial Officer.
101	INS XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
†

Confidential information in portions of this exhibit, marked by brackets, has been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because it is both (i) not material and (ii) includes information of the type that we treat as private or confidential. Such confidential information has been filed separately with the Securities and Exchange Commission and confidential treatment has been requested with respect to this omitted information.

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

Date: February 24, 2022

Telefônica Brasil S.A.

Consolidated Financial Statements

On December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in item 15 – Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Provision for Tax and regulatory contingencies

As described in Notes 8(g) and 20 to the consolidated financial statements, the Company has recorded provision for tax and regulatory contingencies of R$ 2,245,037 thousand and R$ 1,986,244 thousand, respectively, as of December 31, 2021. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. In Notes 8(g) and 20, the Company also discloses the contingency in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory contingencies is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management’s assessment of the loss contingencies associated with litigations claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether the taxation authority will probably not accept the income tax pending litigations , as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (2) evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company’s assessment regarding unfavorable outcomes.

Revenue recognition - unbilled

As described in Notes 5 and 25 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2021, R$ 2,304,402 thousand relates to services rendered and not yet billed. When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.

The principal considerations for our determination that performing procedures relating to unbilled revenue, is a critical audit matter are the significant judgments made by management for estimating the amount of unbilled revenue. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

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

Goodwill impairment assessment

As described in Note 14 to the consolidated financial statements, the Company’s consolidated goodwill balance was R$ 22,868,268 thousand at December 31, 2021, associated with a single Cash-Generating Unit (CGU) that provides all telecommunications services through a broadly integrated network. Management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgments made by management when developing the value in use measurement of the CGU; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, discount rate and perpetuity growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, discount rate and perpetuity growth rate. Evaluating management’s assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

São Paulo, February 23, 2022

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2021 and 2020

(In thousands of reais)

ASSETS	Note	12.31.21	12.31.20
Current assets		21,060,168	19,060,868
Cash and cash equivalents	3	6,448,483	5,762,081
Financial investments	4	30,109	—
Trade accounts receivable	5	8,100,269	8,182,667
Inventories	6	639,825	633,100
Income and social contribution taxes recoverable	8.c	382,386	519,277
Taxes, charges and contributions recoverable	9	3,716,169	2,512,293
Judicial deposits and garnishments	10	106,963	177,433
Prepaid expenses	7	1,006,425	859,766
Derivative financial instruments	32	6,451	5,902
Other assets	11	623,088	408,349
Non-current assets		94,603,365	89,677,510
Financial investments	4	37,238	46,280
Trade accounts receivable	5	470,882	379,898
Taxes, charges and contributions recoverable	9	1,340,872	824,324
Deferred taxes	8.e	121,748	138,641
Income and social contribution taxes recoverable	8.c	2,692	—
Judicial deposits and garnishments	10	2,724,215	2,766,945
Prepaid expenses	7	442,268	194,511
Derivative financial instruments	32	54,433	63,514
Other assets	11	539,929	184,254
Investments	12	356,290	144,433
Property, plant and equipment	13	44,408,491	44,352,593
Intangible assets	14	44,104,307	40,582,117
TOTAL ASSETS		115,663,533	108,738,378

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S. A.

Consolidated Balance Sheets

On December 31, 2021 and 2020

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.21	12.31.20
Current liabilities		22,459,398	17,875,084
Personnel, social charges and benefits	16	888,324	764,329
Trade accounts payable	17	7,132,402	6,613,004
Income and social contribution taxes payable	8.d	3,068	1,693
Taxes, charges and contributions payable	18	1,485,157	1,607,434
Dividends and interest on equity	19	4,265,715	3,865,998
Provisions and contingencies	20	702,314	417,653
Deferred income	22	604,646	506,806
Loans, financing, debentures, leases and 5G licences	21	6,906,892	3,682,472
Derivative financial instruments	32	4,538	8,864
Other liabilities	23	466,342	406,831

Non-current liabilities		23,197,939	21,306,530
Personnel, social charges and benefits	16	21,533	3,679
Income and social contribution taxes payable	8.d	97,668	96,252
Taxes, charges and contributions payable	18	1,771,185	319,358
Deferred taxes	8.e	4,172,044	4,414,540
Provisions and contingencies	20	5,720,928	5,192,478
Deferred income	22	153,864	239,438
Loans, financing, debentures, leases and 5G licences	21	10,027,086	9,556,694
Derivative financial instruments	32	69,022	66,116
Other liabilities	23	1,164,609	1,417,975

TOTAL LIABILITIES		45,657,337	39,181,614

Equity		70,006,196	69,556,764
Capital	24.a	63,571,416	63,571,416
Capital reserves	24.b	754,443	1,182,263
Income reserves	24.c	3,504,656	3,149,679
Equity valuation adjustment	24.e	68,157	65,888
Additional proposed dividends	24.d	2,028,524	1,587,518

Non-controlling shareholders	24.h	79,000	—

TOTAL LIABILITIES AND EQUITY		115,663,533	108,738,378

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Income

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais, except earnings per share)

	Note	2021	2020	2019
Net operating revenue	25	44,032,613	43,126,472	44,268,171
Cost of sales	26	(24,781,369)	(22,693,083)	(22,158,947)
Gross profit		19,251,244	20,433,389	22,109,224

Operating (Expenses) income		(12,165,135)	(13,851,726)	(14,894,548)
Selling expenses	26	(11,594,117)	(11,871,555)	(12,701,222)
General and administrative expenses	26	(2,615,905)	(2,524,993)	(2,498,096)
Other operating income	27	2,993,647	1,419,113	929,498
Other operating expenses	27	(1,066,022)	(875,025)	(625,480)
Equity	12	117,262	734	752
Operating income		7,086,109	6,581,663	7,214,676

Financial income	28	1,310,533	1,351,530	1,132,870
Financial expenses	28	(2,437,113)	(1,924,959)	(1,953,011)
Income before taxes		5,959,529	6,008,234	6,394,535
Income and social contribution taxes	8.f	269,828	(1,237,707)	(1,393,521)

Net income for the year		6,229,357	4,770,527	5,001,014
Attributable to:
Controlling shareholders		6,239,364	4,770,527	5,001,014
Non-controlling shareholders		(10,007)	—	—
Basic and diluted earnings per common share (in R$)	24.g	3.71	2.90	2.78
Basic and diluted earnings per preferred share (in R$)	24.g	n.a.	2.77	3.06

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais)

	Note	2021	2020	2019
Net income for the year		6,229,357	4,770,527	5,001,014

Other comprehensive income that may be reclassified into income in subsequent periods		2,552	34,861	1,523
Gains (losses) on derivative financial instruments	24.e	5,664	(6,283)	(509)
Taxes	8.e	(1,926)	2,136	173

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12	(1,186)	39,008	1,859

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		262,615	204,785	(132,131)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	24.e	(429)	440	(17)
Taxes	8.e	146	(150)	6
Actuarial gains (losses) and limitation effect of the assets of surplus plan	31	396,923	309,911	(201,660)
Taxes	8.e	(134,025)	(105,416)	69,540

Other comprehensive income (losses)		265,167	239,646	(130,608)

Total comprehensive income for the year		6,494,524	5,010,173	4,870,406

Attributable to:
Controlling shareholders		6,504,534	5,010,173	4,870,406
Non-controlling shareholders		(10,010)	—	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2021, 2020 and 2019

			Capital reserves			Income reserves
			Special				Tax	Expansion and		Proposed		Non-
			goodwill	Other capital	Treasury		incentive	modernization	Retained	additional	Equity Valuation	controlling
	Note	Capital	reserve	reserves	shares	Legal reserve	reserve	reserve	earnings	dividends	adjustment	shareholders	Total equity
Balance on December 31, 2018		63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	—	2,468,684	29,225	—	71,607,027
Payment of additional dividend for 2018	24.d	—	—	—	—	—	—	—	—	(2,468,684)	—	—	(2,468,684)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	82,898	—	—	—	82,898
Adjustment - Tax incentives	24.c	—	—	—	—	—	18,166	—	(18,166)	—	—	—	—
Other comprehensive income	24.e / 31.c.3	—	—	—	—	—	—	—	(132,120)	—	1,512	—	(130,608)
Equity transactions		—	—	(48,135)	—	—	—	—	—	—	—	—	(48,135)
Other		—	—	66	—	—	—	—	—	—	—	—	66
Net income for the year		—	—	—	—	—	—	—	5,001,014	—	—	—	5,001,014
Allocation of income:
Legal reserve	24.c	—	—	—	—	250,051	—	—	(250,051)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(3,588,000)	—	—	—	(3,588,000)
Reversal of expansion and Modernization Reserve	24.d	—	—	—	—	—	—	(1,700,000)	1,700,000	—	—	—	—
Expansion and Modernization Reserve	24.d	—	—	—	—	—	—	600,000	(600,000)	—	—	—	—
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(2,195,575)	2,195,575	—	—	—
Balance on December 31, 2019		63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	—	2,195,575	30,737	—	70,455,578
Payment of additional dividend for 2019	24.d	—	—	—	—	—	—	—	—	(2,195,575)	—	—	(2,195,575)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	99,788	—	—	—	99,788
Adjustment - Tax incentives	24.c	—	—	—	—	—	18,766	—	(18,766)	—	—	—	—
Other comprehensive income	24.e / 31.c.3	—	—	—	—	—	—	—	204,495	—	35,151	—	239,646
Equity transactions		—	—	39,521	—	—	—	—	—	—	—	—	39,521
Payment of withdrawal rights to shareholders when converting PN shares to ON		—	—	—	(32)	—	—	—	—	—	—	—	(32)
Repurchase of preferred shares for maintenance in treasury	24.b	—	—	—	(22,689)	—	—	—	—	—	—	—	(22,689)
Reversal of expansion and Modernization Reserve	24.c	—	—	—	—	—	—	(600,000)	600,000	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	4,770,527	—	—	—	4,770,527
Allocation of income:
Legal reserve	24.c	—	—	—	—	238,526	—	—	(238,526)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(3,830,000)	—	—	—	(3,830,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(1,587,518)	1,587,518	—	—	—
Balance on December 31, 2020		63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	—	—	1,587,518	65,888	—	69,556,764
Payment of additional dividend for 2020	24.d	—	—	—	—	—	—	—	—	(1,587,518)	—	—	(1,587,518)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	116,236	—	—	—	116,236
Adjustment - Tax incentives	24.c	—	—	—	—	—	43,009	—	(43,009)	—	—	—	—
Other comprehensive income	24.e / 31.c.3	—	—	—	—	—	—	—	262,901	—	2,269	(3)	265,167
Effects of equity in FiBrasil	24.c	—	—	2,182	—	—	—	—	—	—	—	—	2,182
Effects of the sale of the investment in CloudCo Brasil	24.c	—	—	31,367	—	—	—	—	—	—	—	47,674	79,041
Effects of the sale of the investment in IoTCo Brasil	24.c	—	—	34,644	—	—	—	—	—	—	—	41,336	75,980
Equity transactions		—	—	(18)	—	—	—	—	—	—	—	—	(18)
Repurchase of common shares for maintenance in treasury	24.b	—	—	—	(495,995)	—	—	—	—	—	—	—	(495,995)
Net income for the year		—	—	—	—	—	—	—	6,239,364	—	—	(10,007)	6,229,357
Allocation of income:													—
Legal reserve	24.c	—	—	—	—	311,968	—	—	(311,968)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(4,235,000)	—	—	—	(4,235,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(2,028,524)	2,028,524	—	—	—
Balance on December 31, 2021		63,571,416	63,074	1,297,905	(606,536)	3,385,302	119,354	—	—	2,028,524	68,157	79,000	70,006,196

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Cash Flows

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais)

	2021	2020	2019
Cash flows from operating activities

Income before taxes	5,959,529	6,008,234	6,394,535
Adjustment for:
Depreciation and amortization	12,038,331	11,227,498	10,919,792
Foreign exchange on loans and derivative financial instruments	(5,056)	(6,538)	(5,271)
Monetary variation from assets and liabilities	823,257	506,056	518,833
Gain from disposal of investments and fixed assets	(358,439)	—	—
Equity	(117,262)	(734)	(752)
Losses (gains) on write-off/sale of assets	(847,865)	(459,758)	(329,603)
Impairment losses - trade accounts receivable	1,436,288	1,740,358	1,682,348
Change in liability provisions	293,935	92,358	(116,717)
Write-off and reversals for impairment - inventories	38,441	6,508	(95,988)
Pension plans and other post-retirement benefits	70,148	88,487	56,012
Provisions for tax, civil, labor and regulatory contingencies	1,066,022	673,905	625,480
Interest expense	940,766	651,496	782,921
Other	(28,900)	(48,289)	(143,208)

Changes in assets and liabilities
Trade accounts receivable	(1,404,934)	(1,142,973)	(2,078,801)
Inventories	(45,166)	(61,783)	(15,843)
Taxes recoverable	(2,366,998)	1,687,393	87,550
Prepaid expenses	(393,333)	(146,425)	(188,641)
Other assets	41,987	(17,116)	70,265
Personnel, social charges and benefits	141,849	(17,755)	(13,303)
Trade accounts payable	1,046,087	287,273	286,513
Taxes, charges and contributions	1,715,965	38,526	1,872,920
Provisions for tax, civil, labor and regulatory contingencies	(1,111,086)	(927,057)	(1,727,178)
Other liabilities	90,217	38,334	(11,477)
	13,064,254	14,209,764	12,175,852

Cash generated from operations	19,023,783	20,217,998	18,570,387

Interest paid	(853,805)	(781,092)	(746,986)
Income and social contribution taxes paid	(97,378)	(95,156)	(102,205)

Net cash generated by operating activities	18,072,600	19,341,750	17,721,196

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(9,295,484)	(8,289,264)	(8,838,641)
Proceeds from sale of PP&E	760,254	959,345	698,643
Cash paid for acquisition of companies, net of cash acquired	—	—	(70,844)
Cash received from sale of investments	244,139	116,411	—
Redemption net of judicial deposits	163,323	798,233	277,894
Cash and cash equivalents due to the acquisition (sale) of companies	—	(6,756)	5,760
Redemption of applications in guarantees	—	13,575	—

Net cash used in investing activities	(8,127,768)	(6,408,456)	(7,927,188)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(3,901,147)	(5,297,688)	(3,696,660)
Receipts - derivative financial instruments	47,661	84,400	192,124
Payments - derivative financial instruments	(52,623)	(69,214)	(100,581)
Dividend and interest on equity paid	(4,901,326)	(5,259,367)	(6,176,842)
Payment for acquisitions of shares for treasury	(495,995)	(22,721)	—
Capital subscriptions made by noncontrolling shareholders in subsidiaries	45,000	—	—

Net cash used in financing activities	(9,258,430)	(10,564,590)	(9,781,959)

Increase in cash and cash equivalents	686,402	2,368,704	12,049
Cash and cash equivalents at beginning of the year	5,762,081	3,393,377	3,381,328
Cash and cash equivalents at end of the year	6,448,483	5,762,081	3,393,377

The accompanying notes are an integral part of these Consolidated Financial Statements.

Telefônica Brasil S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais, unless otherwise stated)

1)  OPERATIONS

a)  Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation with the main purpose of operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On December 31, 2021 and 2020, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 24.a.2).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and its shares are traded at B3. It is also registered with the Securities and Exchange Commission (“SEC”), of the United States of America, its American Depositary Shares (“ADSs”) being backed only by common shares and traded on the New York Stock Exchange (“New York Stock Exchange “-” NYSE”).

b)  Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC”); (ii) Multimedia Communication Service (“SCM”, data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service (“SEAC” - Pay TV) and Private Limited Service (“SLP”), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement’s 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 23).

Before Law nº 13.879 / 2019 authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though applicability to the current terms was only clarified by Decree nº 10.402 / 2020, which detailed the requirements related to the new successive extension regime and that the current authorizations are also covered by the new regime.

The Decree defined the ANATEL’s parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of the revenue earned through the SMP provision in the year prior, net of taxes and social contributions (Note 23), and for certain terms, in the 15th year, the Company will pay only the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of license extensions. The formula includes the authorization time, regional revenue and the spectrum used by the provider. Part of the payment can be converted into investment commitments.

Extension of authorizations for the 850 MHz bands

When deciding on the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision (“SOR”) dealt with the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing their primary granting until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area related to the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020. The extension for a period lesser than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and resizing of the channeling. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”)) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid and the remaining 90% settled in the form of investments. Similarly, ANATEL extended the period of validity of authorizations for the right to use radio frequencies relating to the 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 MHz bands at 846.5 MHz in the area of provision equivalent to the Federal District, associated with the Authorization Term No. 003/2006/PVCP/SPV-ANATEL. Hence, it granted extension of authorizations in the State of Rio de Janeiro, for term and payment conditions.

The amount to be paid and the obligations associated with the use of frequencies will observe the rules established in the Notice published by ANATEL.

5G License Auctions

On December 3, 2021, ANATEL signed the Terms of Authorization for the Use of Blocks of Radiofrequencies Associated with SMP No. 86, 87 and 88/2021 (“Terms”), in the radio frequency sub-bands of 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz and 24.3 GHz to 27.5 GHz, resulting from auctions for the implementation of fifth generation technology (“5G”), carried out by ANATEL on November 4 and 5, 2021 , of which the Company was the winner.

These authorizations are valid for 20 years, starting on December 8, 2021, date of publication of the present extracts of the Terms in the Diário Oficial da União (“DOU”), against payment, associated with the authorizations for the provision of SMP, issued by Terms no. 78/2012/PVCP/SPV -ANATEL, n.º 05/2010/PVCP/SPV-ANATEL and n.º 06/2010/PVCP/SPV-ANATEL, renewable, successively, on a onerous basis, pursuant to Law 9472/1997.

Pursuant to the Terms, in addition to the amounts related to radio frequencies to be paid to ANATEL, the Company will have to make contributions to the Entidade Administradora de Faixa (“EAF”) / Band Management Entity and to the Entidade Administradora da Conectividade de Escolas (“EACE”) / School Connectivity Management Entity, as summarized below:

Radiofrequency	Lots	Band (MHz)	Region	ANATEL (1)	EAF (2)	EACE (3)	Total
3500 MHz	B2	80	National	249,834	1,683,565	—	1,933,399
3500 MHz	D35	20	National	54,032	420,891	—	474,923
2300 MHz	E7	50	Southeast (except São Paulo)	176,400	—	—	176,400
2300 MHz	F1	40	North	29,000	—	—	29,000
2300 MHz	F3	40	São Paulo	231,000	—	—	231,000
2300 MHz	F5	40	Midwest	30,000	—	—	30,000
26 Hz	G3 / G4 / G5	600	National	158,472	—	1,426,248	1,584,720
Total				928,738	2,104,456	1,426,248	4,459,442
(1)	Refers to the amounts of radio frequency licenses to be paid to ANATEL in a single installment, in cash, within 30 days from receipt of the notification issued by ANATEL or in installments, with the maximum number of annual installments , equivalent to the term in years of the right to use radio frequencies. The Company opted for payment in installments and the value of each installment will be updated by the reference rate of the Special System for Settlement and Custody (“SELIC”), accumulated monthly, from the date of publication of the Terms in the DOU.
(2)	Refer to the amounts that the Company will have to contribute to the EAF to reimburse: (i) costs for the migration of reception of free and open television signal; (ii) the costs of vacating the 3,625 MHz to 3,700 MHz band, payments for solutions to the problems of harmful interference in the reception of free and open television signals; (iii) costs for implementing the Integrated Amazon Program; and (iv) the costs for the implementation of the Private and Sustainable Public Administration Communication Network. The contributions of these resources must occur in 2 installments, as follows: 50% within 10 days of the constitution of the EAF and the other 50% within 120 days after the contribution of the 1st installment, updated by the variation of the IGP-DI (General Price Index – Internal Availability of Fundação Getúlio Vargas), since the date of publication of the Terms in the DOU.
(3)	Refers to the amounts that the Company will have to contribute to the EACE to reimburse the costs of carrying out connectivity projects in public elementary education schools. The contributions of these resources must occur in 5 installments, as follows: 20% within 30 days of the constitution of the EACE and 4 installments of 20% every 6 months after the contribution of the 1st installment, updated by the variation of the IGP-DI, since the date of publication of the Terms in the DOU.

Pursuant to the Terms, in addition to the amounts presented in the table above, there are still scope commitments (“obligations to make” or “coverage commitments”), where the Company has the obligation to offer voice and data connections, build and install networks and transmission equipment, such as: (i) 4G coverage in 37 cities by December 2024 and another 1,372 locations by December 2028; (ii) deployment of fiber optic backhaul in 149 municipalities by December 2026; and (iii) 5G coverage in all municipalities with more than 30 thousand inhabitants by December 2029.

These commitments are considered executable contracts, of a non-monetary and non-onerous nature and, therefore, will be accounted for as they are implemented.

The 26GHz frequency will allow the Company to increase its network capacity in areas denser urban areas, and will be used, in conjunction with the 3,500MHz and 2300MHz frequencies, on the first day of the auction, to offer spectral capacity to implement the 5G technology nationwide.

With the acquisition of the frequencies described above, the Company guarantees the spectrum necessary for the provision of the 5G service in the medium and long term, reinforcing the leadership in the mobile service to the offer its customers the most advanced solutions in terms of speed, quality and stability, thus meeting the growing demand for connectivity and accelerating its digital ecosystem.

The Company believes that this new technology reinforces its operations in the market in which it operates, not identifying any indication of impairment of assets, as well as the need to change the useful lives of other technologies currently used.

Overview of Authorizations for Use of the Radio Frequency Spectrum

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
450 MHz	14	2027
700 MHz	20	2029
850 MHz	25	2022-2028
900 MHz	5	2023-2035
1800 MHz	20-50	2023-2035
2100 MHz	20-30	2023
2300 MHz	40-50	2041
2500 MHz	40-60	2027-2031
3500 MHz	100	2041
26 GHz	600	2041

c)  Corporate events

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

During 2021, the Company made new contributions to the FIDC in the amount of R $26,000, with the issuance of another 26,000 (twenty-six thousand) junior subordinated shares with an initial unit par value of R$ 1,000.00 (one thousand reais).

On December 31, 2021 and 2020, the Company held 30,000 (thirty thousand) and 4,000 (four thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais), respectively, with no defined remuneration parameter and subordinated to senior shares and subordinated mezzanine shares, in that order of priority, for the purpose of amortization and redemption.

The FIDC is managed and held in custody by Brl Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution, based in the city of São Paulo - SP, accredited by the CVM for the exercise of portfolio management activity under declaratory act no. 11,784, of June 30, 2011.

Acquisition of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

On September 9, 2020, the Company acquired control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda (“CyberCo Brasil”), for R$10,000.00 (ten thousand reais), with a net worth of R$500.00 (five hundred reais) (“Transaction”).

Cibersegurança was controlled by Terra Networks Brasil Ltda (“Terra Networks”), a wholly-owned subsidiary of the Company and its corporate purpose is to develop integrated solutions, management, consulting, outsourcing, and the provision of services related to information and communication security; provision of research, technological development, consultancy, design, implementation and installation of projects related to the areas of information technology, information security and intelligence; management and provision of repair, maintenance, technical assistance and technical support in information technology, among other services.

This Transaction, which involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in the equity of the Company and its subsidiary (Terra Networks).

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

FiBrasil Operation

On July 2, 2021, the Company, pursuant to CVM nº 358/2002 (“ICVM 358”), informed its shareholders and the market in general that, after approval by its Board of Directors on March 2, 2021 and upon obtaining the relevant regulatory authorizations, concluded the agreements with the Caisse de dépot et placement du Québec (“CDPQ”), a global investment group, and with Telefónica Infra, SLU (“TEF Infra”), a company headquartered in Spain, wholly-owned by Telefónica SA, the Company’s controlling shareholder, for the construction, development of a neutral and independent fiber optic network in the Brazilian market through FiBrasil Infraestrutura e Fibra Ótica SA (“FiBrasil”) (“Transaction”).

The DOU on April 6, 2021, published a decision of the General Superintendence of Administrative Council for Economic Defense (“CADE”) which approved without restrictions the joint venture agreement between the Company, TEF Infra and CDPQ, by FiBrasil. On April 23, 2021, the period for filing an appeal or summons having expired, CADE certified the final and unappealable decision with the unrestricted approval of the decision of the General Superintendence of CADE of April 6, 2021. In analyzing the merger, CADE's General Superintendence did not raise anti-competitive concerns. It noted that the operation may stimulate competition by unbundling services, in part, between the Company and FiBrasil, for fiber networks as infrastructure for telecommunications and wholesale services for other telecommunications service providers.

As TEF Infra is part of the Telefónica Group (Spain), this Transaction was subject to approval by the European Union's antitrust authority, which was granted on April 22, 2021.

On June 7, 2021, ANATEL provided prior consent to the implementation of the Transaction, valid for a period of 180 days, counted from the publication of the Act in the DOU, which occurred on June 8, 2021, extendable , upon request, only once, for the same period, if the corporate conditions are maintained.

FiBrasil, is now the leader in the Brazilian fiber wholesale market and begins its operation with approximately 1.6 million homes serviced by FTTH. Its business plan aims to reach around 5.5 million homes in four years, focusing on medium-sized cities outside the State of São Paulo.

The Company, as FiBrasil's anchor customer, will promote an acceleration of the growth strategy in the fiber market, expanding its coverage from the current 16.3 million homes with FTTH technology to 24 million by the end of 2024. This will boost cross selling of services to its customers, maximizing the return on invested capital and allow it to consolidate as the leading convergent operator in Brazil.

The following are the accounting effects arising from the closing of the Transaction, which took place on July 2, 2021:

IFRS 10 contain guidance on accounting for changes in interest in subsidiaries when control is lost. In this case, the rule establishes that the retained interest must be valued at its fair value (based on the sales price) and any difference must be recorded in income (in addition to the write-off of the portion sold). The Telefónica Group has adopted this to register the Transaction in its subsidiaries (Company and TEF Infra).

FiBrasil was controlled by the Company, which held 100 shares, represented by R$100.00 (one hundred reais).

Effects on FiBrasil’s Equity
Events	R$ thousand
Capital contribution in assets in FiBrasil by the Company (1)	229,961
Results at FiBrasil on 07/02/21 (2)	(1,789)
FiBrasil Equity on 07/02/21, before closing	228,172
Cash capital subscription by CDPQ (3)	205,000
Present value of the capital increase to be paid by CDPQ (4)	264,540
FiBrasil Equity on 07/02/21 (closing)	697,712
(1)	Capital contribution made by the Company with property, plant and equipment and intangible assets, with the issue of 1,199,900 new common shares, nominative and with no par value (Notes 12, 13 and 14).
(2)	A loss arising from operating expenses, net of income tax and social contribution.
(3)	Capital contribution by CDPQ, with subscription of 800,000 common shares, nominative and without par value, with the waiver of subscription rights by the Company and TEF Infra.
(4)	Present value of the capital increase to be paid within 12 months or upon compliance with contractual conditions of the Transaction, whichever occurs first, with the waiver of the subscription right by the Company and TEF Infra.

Effects on the Company's investments
Events	R$thousand
Capital contribution in assets in FiBrasil by the Company (1)	229,961
Results at FiBrasil on 07/02/21 (2)	(1,789)
Investment in FiBrasil on 07/02/21, before the disposals	228,172
Write-off cost for the sale of equity interest to TEF Infra (3)	(95,817)
Write-off cost for the sale of equity interest to CDPQ (3)	(38,327)
Investment in FiBrasil on 07/02/21, after the disposals	94,028
Remeasurement of shareholding variation (4)	80,400
Investment in FiBrasil on 07/02/21 (closing)	174,428
Fair value of the remeasurement of the Company's shareholding in FiBrasil (5)	41,095
Investment in FiBrasil on 07/02/21 (after closing)	215,523
(1)	Capital contribution made by the Company with property, plant and equipment and intangible assets, with the issue of 1,199,900 new common shares, nominative and without par value (Notes 12, 13 and 14).
(2)	Equity accounting adjustment for losses of investee, arising from operating expenses, net of income tax and social contribution.
(3)	Write-offs of cost of investments held by the Company in FiBrasil, being: (i) R$95,817 upon sale of 499,999 shares to TEF Infra; and (ii) R$38,327 upon sale of 200,000 shares to CDPQ (Note 1227).
(4)	Remeasurement of the change in shareholding, arising from the waiver of the right to subscribe for shares by the Company, which occurred in the Transaction. This variation was determined by comparing the current equity interest in FiBrasil's equity with the prior investment balance. This amount is tax free. (Note 12).
(5)	Refers to the remeasurement of the part retained in the investment at its fair value, upon loss of control (Note 12).

Effects on the Company's results
Events	R$ thousand
Fair value of the consideration for the disposal of the Company's investment to TEF Infra (1)	579,440
Fair value of the consideration for the disposal of the Company's investment to CDPQ (1)	80,000
Write-off cost for the sale of equity interest to TEF Infra (2)	(95,817)
Write-off cost for the sale of equity interest to CDPQ (2)	(38,327)
Proportional write-off of goodwill on disposals of the Company's investments (3)	(135,106)
Fair value of future subscription bonuses by CDPQ (4)	58,138
Expenses directly related to the Operation (5)	(31,751)
Operational result	416,577
Results at FiBrasil on 07/02/21	(1,789)
Remeasurement of the Company's shareholding in FiBrasil (6)	80,400
Fair value of the remeasurement of the Company's shareholding in FiBrasil (7)	41,095
Income before taxes	536,283
Current income tax and social contribution (8)	(55,277)
Deferred income tax and social contribution (9)	(97,155)
Net result of the transaction	383,851
(1)	Refers to the sale of the Company's shareholding in FiBrasil, as follows: (i) 499,999 shares to TEF Infra, to be received in four installments, the first being in cash plus the remaining three annual installments maturing in the month of July, until 2024; and (ii) 200,000 shares for the CDPQ, in cash (Note 27).
(2)	Refer to the write-off of cost of investments held by the Company in FiBrasil, upon sale of 499,999 shares to TEF Infra and 200,000 shares to CDPQ (Note 27).
(3)	Refers to the proportional write-off of goodwill, determined by comparing the sales value with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (Note 27).

(4)	Refers to the fair value of the Company's portion of future subscription bonuses, to be carried out by CDPQ at FiBrasil, as contractual conditions are met. This amount is updated monthly (Note 27).
(5)	Refers to consulting expenses, reports, fees directly related to the Transaction.
(6)	Refers to the remeasurement of the change in the shareholdings, arising from the waiver of the right to subscribe for shares by the Company. The amount was determined by comparing the current equity interest in FiBrasil's equity with the prior investment balance. This amount is tax free (Note 12).
(7)	Refers to the remeasurement of the part retained in the investment at its fair value, upon loss of control (Note 12).
(8)	Refers to current income tax and social contribution calculated on the net income from disposals (revenue amounts, deducted from the costs of write-offs of investments, considering the portion of cash receipts).
(9)	Refers to deferred income tax and social contribution calculated on the net result of disposals (amounts of revenue, less the costs of write-offs of investments, considering the installment of installment payments), of the proportional write-off of goodwill on disposals of investments and the fair value of future subscription warrants by CDPQ.

The closing of the Transaction resulted in a positive operating impact for the Company of R$416,577 (Note 27) and a positive result before income tax and social contribution of R$536,283.

With the conclusion of the Transaction on July 2, 2021, the shareholding control of FiBrasil became a joint control between the CDPQ Group with 50% and Telefónica 50% (25% for the Company and 25% for TEF Infra).

Disposal of equity interest in Telefônica Cloud e Tecnologia do Brasil (“CloudCo Brasil”)

The Company, pursuant to ICVM 358, informed its shareholders and the market in general that, at a Meeting held on August 2, 2021, the Company's Board of Directors approved the execution, on the same date, of the Share Purchase and Sale and Subscription Agreement, through which the Company sold part of the shares held by it and issued by its subsidiary Telefônica Cloud e Tecnologia do Brasil SA ( “CloudCo Brasil”), to Telefónica Cybersecurity & Cloud Tech, SL (“TC&CT”), an indirect subsidiary of Telefónica SA (“Transaction”).

The Transaction will allow the Company, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing services and solutions for B2B, CloudCo Brasil, aiming to leverage positioning in services and solutions and capturing business growth opportunities.

The Transaction also ensures that the Company continues to lead the relationship with end customers, insofar as it includes the execution of a commercial intermediation contract, through which the Company will act as CloudCo Brasil's exclusive sales channel.

This Transaction does not require prior regulatory authorizations or approvals additional to those already obtained by the Company and does not change the Company's shareholding structure. It does not cause any dilution to its shareholders, generating value for them through acceleration of its growth and increased operational efficiency.

The accounting effects from the closing of the Transaction on August 2, 2021 are as follows:

The Company adopted IFRS 10 for the Transaction records, which contain guidance on accounting for changes in interest in subsidiaries.

CloudCo Brasil was controlled by the Company, which held 100 shares, represented by R$100.00 (one hundred reais).

Effects on CloudCo Brasil's Equity
Events	R$thousand
Capital contribution in resources by the Company (1)	28,000
Results at CloudCo Brasil on 08/02/21 (2)	(5,523)
CloudCo Brasil's Equity on 08/02/21, before closing	22,477
Subscription of capital by TC&CT (3)	76,000
Adjustment to the present value of the capital increase to be paid in by TC&CT (4)	(3,109)
CloudCo Brasil Equity on 08/02/21, after closing	95,368
(1)	Capital contribution made by the Company with funds, with the issue of 319,900 new common shares (Note 12).
(2)	A loss arising from operating expenses, net of income tax and social contribution.
(3)	Capital subscription made by TC&CT with funds, with the issuance of 190.000 common shares, nominative and with no par value of CloudCo Brasil for a total issue price of R$76,000, of which R$25,000 paid at closing and R$51,000 in installments up to January 2023.
(4)	Adjustment to the present value of the capital increase to be paid in by TC&CT.

Effects on the Company’s investments
Events	R$ thousand
Capital contribution in resources by the Company (1)	28,000
Cost of write-off for the sale of equity interest to TC&CT (2)	(5,683)
Results at CloudCo Brasil on 08/02/21	(5,523)
Remeasurement of shareholding variation (3)	30,900
Investment in CloudCo Brasil on 08/02/21, after closing	47,694
(1)	Capital contribution made by the Company with funds, with the issue of 319,900 new common shares (Note 12).
(2)	Write-offs of cost of the investment held by the Company in CloudCo Brasil, appropriated against “Other Capital Reserves” (Notes 12 and 24.b).
(3)	Remeasurement of the change in equity interest resulting from capital contributions made by TC&CT to CloudCo Brasil, appropriated against “Other Capital Reserves” (Notes 12 and 24.b).

Effects on the Company’s Equity
Events	R$ thousand
Fair value of the consideration for the disposal of the Company's investment to TC&CT (1)	19,260
Cost of write-off for the sale of equity interest to TC&CT (2)	(5,683)
Current income tax and social contribution on capital gain from the sale of equity interest to TC&CT	(4,616)
Remeasurement of shareholding variation (3)	30,900
Proportional write-off of goodwill on disposals of the Company's investments (4)	(12,871)
Deferred income tax and social contribution on the proportional write-off of goodwill on the sale of the Company's investments	4,377
Total effect on the Company's equity, after closing	31,367
(1)	Refers to the sale of the Company's shareholding in CloudCo Brasil, for 64,949 common shares, received in cash on the closing date (Note 12).
(2)	Refers to the write-off of cost of the investment held by the Company in CloudCo Brasil (Note 12).

(3)	Remeasurement of the change in shareholding, resulting from capital contributions made by TC&CT to CloudCo Brasil (Note 12).
(4)	Refers to the proportional write-off of existing goodwill, comparing the value of disposals with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (Note 14).

With the conclusion of the Transaction, on August 2, 2021, CloudCo Brasil became controlled by the Company with 50.01% of its capital stock (49.99% by TC&CT). In this way, the relationship between the Company and TC&CT within the scope of CloudCo Brasil will be regulated by a Shareholders' Agreement also signed on the same date.

Disposal of equity interest in Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)

The Company, pursuant to and for the purposes of RCVM 44, informed its shareholders and the market in general that, at a meeting held on November 1, 2021, the Company Board of Directors approved the execution, on the same date, of the Share Purchase and Sale and Subscription Agreement, through which the Company sold part of the shares held by it and issued by its subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil SA (“IoTCo Brasil”) to Telefónica IoT & Big Data Tech, SA (“TI&BDT”), an indirect subsidiary of Telefónica SA (“Transaction”).

The Transaction will allow the Company, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and Big Data services and solutions for B2B, aiming to strengthen its positioning with global solutions and platforms, and capture the growth opportunity of these businesses.

The Transaction ensures that the Company will remain in charge of the relationship with end customers, to the extent that it includes the signing of a commercial intermediation contract, through which the Company will act as IoTCo Brasil’s exclusive sales channel.

The Transaction is not subject to any regulatory authorization or additional approvals besides those already obtained by the Company’s governing bodies, and it does not change the capital structure of the Company, nor causes any dilution to its shareholders, generating value for them by accelerating growth and increasing its operational efficiency.

The accounting effects from the closing of the Transaction on November 1, 2021 are as follows:

The Company adopted IFRS 10 for the Transaction records, which contain guidance on accounting for changes in interest in subsidiaries.

IoTCo Brasil was controlled by the Company, which held 100 shares, represented by R$100.00 (one hundred reais).

Effects on IoTCo Brasil's Equity
Events	R$thousand
Subscription of capital by TI&BDT (1)	94,943
Adjustment to the present value of the capital increase to be paid in by TI&BDT (2)	(12,255)
IoTCo Brasil Equity on 11/01/21, after closing	82,688
(1)	Capital subscription made by TI&BDT with funds, with the issuance of 499,800 common shares, nominative and with no par value of IoTCo Brasil for a total issue price of R$94,943, of which R$20,000 paid at closing and R$74,943 in installments up to October 2024.
(2)	Adjustment to the present value of the capital increase to be paid in by TI&BDT.

Effects on the Company's investments
Events	R$thousand
Remeasurement of shareholding variation (1)	41,352
Investment in CloudCo Brasil on 08/02/21, after closing	41,352

(1)	Remeasurement of the change in equity interest resulting from capital contributions made by TI&BDT to IoTCo Brasil, appropriated against “Other Capital Reserves” (see Notes 12 and 24.b).

Effects on the Company's Equity
Events	R$thousand
Fair value of the consideration for the disposal of the Company's investment to TI&BDT (1)	19
Current income tax and social contribution on capital gain from the sale of equity interest to TI&BDT	(6)
Remeasurement of shareholding variation (2)	41,352
Proportional write-off of goodwill on disposals of the Company's investments (3)	(10,184)
Deferred income tax and social contribution on the proportional write-off of goodwill on the sale of the Company's investments	3,463
Total effect on the Company's equity, after closing	34,644
(1)	Refers to the sale of the Company's shareholding in IoTCo Brasil, referring to 100 shares, received in cash on the closing date (Note 12).
(2)	Remeasurement of the change in shareholding, resulting from capital contributions made by TI&BDT to IoTCo Brasil (see Note 12).
(3)	Refers to the proportional write-off of existing goodwill, comparing the value of disposals with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (Note 14).

With the conclusion of the Transaction, on November 1, 2021, IoTCo Brasil became controlled by the Company with 50.01% of its capital stock (49.99% by TI&BDT). In this way, the relationship between the Company and TI&BDT within the scope of IoTCo Brasil will be regulated by a Shareholders' Agreement also signed on the same date.

d)  Purchase and Sale Agreement of Shares and Other Covenants between Oi Móvel S.A. and the Company, TIM S.A. and Claro S.A.

On January 29, 2021, the Company, pursuant to ICVM 358, as amended, as it had informed its shareholders and the market in general through disclosure of a Material Fact notice on January 28, 2021, that the Purchase and Sale Agreement of Shares and Other Covenants (“Agreement”) was executed by and between Oi Móvel SA - In Bankruptcy Protection, as Seller; the Company, TIM S.A. and Claro S.A., as Buyers and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the Seller's obligations. The Agreement was executed as a result of the competitive procedure for the sale of the assets of the mobile operation - Grupo Oi's Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on 12.14.2020 in which the Company and the other buyers presented successful bids.

The completion of the acquisition of the UPI Mobile Assets will require the segregation of assets allowing each Buyer to acquire shares of an SPE containing its assets from the UPI Mobile Assets. The completion of the acquisition is also subject to certain conditions precedent usually applicable to such transactions and as set forth in the Agreement, such as the prior consent of ANATEL and CADE approval, if applicable. A submission will be made to the general shareholders' meeting of Company, under the terms of article 256 of the Corporations Law, with additional information in due course.

The total transaction price, applicable to the three joint acquirers (Company, TIM and Claro), comprises the following amounts: i) base price of R$15.7 billion subject to price adjustment; ii) R$756 million related to the present value of the acquisition price of transition services; and iii) R$819 million referring to the present value of the Contract for the Supply of Capacity for Transmission of Telecommunications Signals under the Industrial Exploration Regime. This transaction will be accounted for using the acquisition method provided for in IFRS 3.

Upon closing the transaction, the Company's shareholders will benefit through the generation of revenues and efficiencies from operational synergies. Customers will benefit from the Company's commitment to excellence in the quality of the services. The sector as a whole will benefit from the reinforcement of capacity to make investments and create sustainable technological innovations, contributing to the digitalization of the country. The acquisition by the Company of a portion of the UPI Mobile Assets represents another important step in meeting the Company's digitalization objectives.

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

The Board of Directors authorized the issuance of this consolidated financial statements at the meeting held on February 18, 2022.

c)  Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2021, 2020 and 2019 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

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

d) Basis of consolidation

The Company holds direct and indirect equity interests in subsidiaries and jointly controlled.

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and equity interest in subsidiaries are eliminated entirely. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

Information on the investees is presented in Note 12.

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

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2021 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2020.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company's financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

The Company estimates that the adoption of these standards and amendments will not have a significant impact on the individual and consolidated financial statements in the initial period of adoption.

Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments of IAS 1, in order to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what a right to postpone settlement means; (ii) that the right to defer must exist on the reporting date; (iii) that this classification is not affected by the likelihood that an entity will exercise its right of postponement; and (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification. Changes are effective for periods beginning January 1, 2023 and must be applied retrospectively.

Amendments to IAS 8: Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, which introduces the definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates. The changes will be effective for periods beginning on or after January 1, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.

Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, which provides guides and examples to help entities apply materiality judgment for the disclosure of accounting policies. The changes are to help entities disclose accounting policies that are more useful by replacing the requirement for disclosure of significant accounting policies for material accounting policies and adding guides to how entities should apply the concept of materiality to make decisions about policy disclosure accounting.

The amendments to IAS 1 are applicable for periods beginning on or after January 1, 2023 with earlier adoption permitted. Since the amendments to Practice Statement 2 Making Materiality Judgments provide non-mandatory guidance in applying the material definition to accounting policy information, an adoption date for this amendment is not required.

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

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 5); income and social contribution taxes (Note 8); property, plant and equipment (Note 13); intangible assets (Note 14); provision and contingencies (Note 20); net operating income (Note 25); pension plans and other post-employment benefits (Note 31); and financial instruments and risk and capital management (Note 32).

3)  CASH AND CASH EQUIVALENTS

a)  Accounting policy

These are financial assets, measured at amortized cost, maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value and when redeemable within 90 days.

b)  Breakdown

	12.31.21	12.31.20
Cash and banks (1)	103,541	191,975
Short-term investments (2)	6,344,942	5,570,106
Total	6,448,483	5,762,081
(1)	On December 31, 2021 and 2020, the Consolidated balances included R$66,682 and R$47,313, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 29).
(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On December 31, 2021, the average remuneration of these short-term investments corresponded to 100.17% of the CDI (100.39% on December 31, 2020).

4) FINANCIAL INVESTMENTS

a)  Accounting policy

They are financial assets, measured at amortized cost, subject to a significant risk of change in value, not classified as cash and cash equivalents.

b)  Breakdown

	12.31.21	12.31.20
Investment fund - FDIC (1)	30,109	—
Guarantee for legal proceedings (2)	37,238	46,280
Total	67,347	46,280
Current	30,109	—
Non-current	37,238	46,280
(1)	Refers to financial investments in senior shares of FOR-TE Fundo de Investimento em Direitos Creditórios.
(2)	Refer to financial investments in guarantees for lawsuits (Note 20).

5)  TRADE ACCOUNTS RECEIVABLE

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

c)  Breakdown

	12.31.21	12.31.20
Billed amounts	7,647,516	7,611,858
Unbilled amounts (1)	2,304,402	2,191,331
Interconnection amounts (2)	698,361	724,630
Vivo Money FIDC	25,071	1,975
Amounts from related parties (Note 29)	67,137	105,349
Gross accounts receivable	10,742,487	10,635,143
Estimated impairment losses	(2,171,336)	(2,072,578)
Net accounts receivable	8,571,151	8,562,565

Current	8,100,269	8,182,667
Non-current	470,882	379,898
(1)	Includes the amounts of contractual assets (Note 25.a), shown in item d), of this note.
(2)	Relates to amounts billed to other telecommunication providers (Note 32(f)6).

Balances of non-current trade accounts receivable include:

	12.31.21	12.31.20
B2B merchandise resale portion - 24 months	258,751	159,075
Portion of accounts receivable from the OI group - Bankruptcy process of companies	29,527	59,813
Vivo TECH product (1)	415,653	348,086
Nominal amount receivable	703,931	566,974
Deferred financial income	(62,464)	(34,504)
Present value of accounts receivable	641,467	532,470
Estimated impairment losses	(170,585)	(152,572)
Net amount receivable	470,882	379,898
(1)	The maturity schedule is up to five years for amounts related to the Vivo TECH product.

On December 31, 2021 and 2020, no customer represented more than 10% of trade accounts receivable, net.

The following are amounts receivable, by maturity:

	12.31.21	12.31.20
Falling due (1)	7,133,696	6,798,420
Overdue – 1 to 30 days	827,709	870,551
Overdue – 31 to 60 days	259,641	228,074
Overdue – 61 to 90 days	88,219	142,788
Overdue – 91 to 120 days	117,612	157,105
Overdue – over 120 days	144,274	365,627
Total	8,571,151	8,562,565
(1)	Includes the amounts of contractual assets (Note 25.a), shown in item d), of this note.

d)  Changes in contractual assets

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on 12.31.19	269,508	(46,194)	223,314
Additions	444,284	—	444,284
Write-offs	(510,215)	11,300	(498,915)
Balance on 12.31.20	203,577	(34,894)	168,683
Additions	417,765	—	417,765
Write-offs	(442,741)	3,403	(439,338)
Balance on 12.31.21	178,601	(31,491)	147,110

e)  Changes in estimated losses for impairment

Balance on 12.31.19	(1,644,797)
Supplement to estimated losses, net of resersal (Note 26)	(1,740,358)
Write-off	1,312,577
Balance on 12.31.20	(2,072,578)
Supplement to estimated losses, net of resersal (Note 26)	(1,436,288)
Write-off	1,337,530
Balance on 12.31.21	(2,171,336)

6)  INVENTORIES

a)   Accounting policy

These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 26).

b)   Breakdown

	12.31.21	12.31.20
Materials for resale	583,165	590,706
Materials for consumption	67,278	37,156
Other inventories	38,363	35,109
Gross inventories	688,806	662,971
Estimated losses from impairment or obsolescence	(48,981)	(29,871)
Net inventories	639,825	633,100

7)  PREPAID EXPENSES

a)   Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the statement of incomes to the extent that related services are rendered, and economic benefits are obtained.

Includes the amounts of incremental costs for obtaining a contract with a customer (sales commissions ).

b)   Breakdown

	12.31.21	12.31.20
Incremental costs (costumers contracts)	766,730	480,909
Advertising and publicity	215,508	275,083
Rental	43,465	61,559
Software and networks maintenance	145,568	80,151
Financial charges	18,251	22,175
Personal	71,038	—
Insurance	14,772	15,503
Satellites and links	148,113	102,851
Other	25,248	16,046
Total	1,448,693	1,054,277

Current	1,006,425	859,766
Non-current	442,268	194,511

8)  INCOME AND SOCIAL CONTRIBUTION TAXES

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

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of non-deductible goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

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

c)  Income and social contribution taxes recoverable

	12.31.21	12.31.20
Income taxes recoverable	344,856	483,452
Social contribution taxes recoverable	40,222	35,825
Total	385,078	519,277

Current	382,386	519,277
Non-current	2,692	—

d)  Income and social contribution taxes payable

	12.31.21	12.31.20
Income taxes payable	75,980	74,190
Social contribution taxes payable	24,756	23,755
Total	100,736	97,945

Current	3,068	1,693
Non-current	97,668	96,252

The non-current amounts of R$97,668 and R$96,252, recorded on December 31, 2021 and 2020, respectively, refer to the taxes classified in IFRIC 23 - Uncertainties about Income Tax Treatments (Note 8.g).

e)  Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balance on	Income	Comprehensive	Equity	Balance on	Income	Comprehensive	Equity		Balance on
	12.31.19	statement	income	transactions (3)	12.31.20	statement	income	transactions (3)	Other	12.31.21
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,479,836	(17,338)	—	—	1,462,498	1,351,213	—	—	(921)	2,812,790
Income and social contribution taxes on temporary differences (2)	(4,455,247)	(1,158,942)	(103,430)	(20,778)	(5,738,397)	(996,724)	(135,805)	7,840	—	(6,863,086)
Provisions for legal, labor, tax civil and regulatory contingencies	1,690,591	101,826	—	—	1,792,417	287,153	—	—	—	2,079,570
Trade accounts payable and other provisions	531,341	262,080	—	—	793,421	341,521	—	—	—	1,134,942
Customer portfolio and trademarks	98,078	(132,249)	—	—	(34,171)	(202,747)	—	—	—	(236,918)
Estimated losses on impairment of accounts receivable	478,630	114,300	—	—	592,930	17,402	—	—	—	610,332
Estimated losses from modems and other P&E items	182,999	(9,343)	—	—	173,656	(48,438)	—	—	—	125,218
Pension plans and other post-employment benefits	387,507	38,641	(105,416)	—	320,732	31,187	(134,025)	—	—	217,894
Profit sharing	119,994	13,919	—	—	133,913	29,355	—	—	—	163,268
Licenses	(2,069,544)	(216,330)	—	—	(2,285,874)	(396,047)	—	—	—	(2,681,921)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(5,603,708)	(1,002,768)	—	—	(6,606,476)	(641,954)	—	7,840	—	(7,240,590)
Property, plant and equipment of small value	(288,451)	(453,073)	—	—	(741,524)	(147,909)	—	—	—	(889,433)
Technological Innovation Law	(24,565)	5,844	—	—	(18,721)	5,628	—	—	—	(13,093)
On other temporary differences	41,881	118,211	1,986	(20,778)	141,300	(271,875)	(1,780)	—	—	(132,355)
Total deferred tax (Liabilities), non-current	(2,975,411)	(1,176,280)	(103,430)	(20,778)	(4,275,899)	354,489	(135,805)	7,840	(921)	(4,050,296)

Deferred tax assets	5,548,581				6,051,884					7,898,149
Deferred tax (Liabilities)	(8,523,992)				(10,327,783)					(11,948,445)
Deferred tax (Liabilities), net	(2,975,411)				(4,275,899)					(4,050,296)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	171,042				138,641					121,748
Deferred tax (Liabilities)	(3,146,453)				(4,414,540)					(4,172,044)
(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.
(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)Refers to deferred taxes arising from the acquisition and disposal of CyberCo Brasil in 2020 and from the disposal of CloudCo Brasil and IoTCo Brasil in 2021 (note 1.c),

On December 31, 2021, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Recicla V (formely Innoweb), TGLog and TIS) accounting records, in the amount of R$71,126 (R$68,783 on December 31, 2020), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2022	2,265,341
2023	454,739
2024	484,855
2025	547,077
2026	505,915
2027 onwards	(8,308,223)
Total	(4,050,296)

f)  Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Below we present the reconciliations of the tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Income before taxes	5,959,529	6,008,234	6,394,535
Income and social contribution tax expenses, at the tax rate of 34%	(2,026,240)	(2,042,800)	(2,174,142)
Permanent differences
Equity pickup	39,869	250	256
Unclaimed interest on equity	(38,311)	(16,699)	(13,825)
Non-deductible expenses, gifts, incentives	(87,115)	(84,988)	(84,487)
Tax benefit related to interest on equity allocated	929,900	894,200	879,920
IR and CS on interest SELIC adjustment of overdue (Note 8.h)	1,407,523	—	—
Other	44,202	12,330	(1,243)
Tax (debits) credits	269,828	(1,237,707)	(1,393,521)

Effective rate	-4.5%	20.6%	21.8%
Current income and social contribution taxes	(84,661)	(61,427)	(101,246)
Deferred income and social contribution taxes	354,489	(1,176,280)	(1,292,275)

g) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$18,176,115 on December 31, 2021 (R$16,969,554 on December 31, 2020). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

Of this amount, to tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability was recognized in the amount of R$97,668 on December 13, 2021 (R$96,252 on December 13, 2020), in relation to these actions. These actions involve compensation for overpayment of income tax and social contribution not approved by the RFB.

h)  Decision of the Federal Supreme Court (“STF”) on an Extraordinary Appeal on the levying of IRPJ and CSLL on late payment interest received on payment of undue tax

On July 8, 2020, the Company filed Writ of Mandamus No. 5012373-88.2020.4.03.6100 providing protection in recognizing challenges of its claims of illegality and unconstitutionality of the requirement to pay Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) on interest income accruals at the SELIC rate arising from improperly collected taxes. In the first instance, the decision was against the Company, and on October 8, 2021, an appeal was filed against that has not yet been judged.

On September 24, 2021, the plenary of the Federal Supreme Court (“STF”) judged, under the virtual system, the Extraordinary Appeal No. 1.063.187/SC, under general repercussion topic 962, which deals with IRPJ and CSLL on SELIC interest income on overpayments, similar to the Writ of Mandamus above. This judgment accepted, by unanimous vote, agreed to the claims of unconstitutionality for levying IRPJ and CSLL on tax overpayment. On September 30, 2021, the Judgment Minutes were published and, on December 16, 2021, the full decision was published.

Considering the effects of the general repercussion, the Company reprocess previous years' calculations and its tax losses increased. The company determined it will be able to utilize those additional tax losses based on future projections for profitability of the business. As a result of these assessments, in 2021 the Company recognized the amount of R$ 1,407,523, of which R$ 1,405,565 in deferred income tax and social contribution assets and R$ 1,958 in recoverable income tax and social contribution assets with a corresponding credit in the income tax and social contribution result.

9)  TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.21	12.31.20
State VAT (ICMS) (1)	2,895,375	3,014,540
PIS and COFINS (2)	1,885,486	128,489
Withholding taxes and contributions (3)	156,322	87,134
Fistel, INSS, ISS and other taxes	119,858	106,454
Total	5,057,041	3,336,617

Current	3,716,169	2,512,293
Non-current	1,340,872	824,324
(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$578,290 and R$541,941 on December 31, 2021 and 2020, respectively.
(2)	The Company has two lawsuits for recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS (including lawsuit of the company that has already been merged - Telemig), which cover several periods between February 2002 and December 2019. On May 13, 2021, the Federal Supreme Court (“STF”) issued a decision on the Leading Case RE 574706. One of the lawsuits became final on June 25, 2021 and the other is still pending a final decision although it is expected to follow the decision rendered by the STF on the Leading Case RE 574706. As a result of the decision, the Company recognized on December 31, 2021 the amount of R$2,269,391, where the amount of R$1,660,295 was recognized as other operating income (Note 27) and R$609,096 as financial income (Note 28). On December 31, 2021, the balance in current assets was R$1,579,117.
(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10)  JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.21	12.31.20
Judicial deposits
Tax	1,505,103	1,453,939
Civil	836,043	951,905
Labor	180,443	241,455
Regulatory	283,933	266,647
Total	2,805,522	2,913,946
Garnishments	25,656	30,432
Total	2,831,178	2,944,378

Current	106,963	177,433
Non-current	2,724,215	2,766,945

The table below presents the classified balances on December 31, 2021 and 2020 of the tax judicial deposits (classified by tax).

Tax	12.31.21	12.31.20
Universal Telecommunication Services Fund (FUST) (1)	535,118	525,563
State Value-Added Tax (ICMS) (2)	358,916	331,086
Social Contribution Tax for Intervention in the Economic Order (CIDE) (3)	294,724	289,924
Withholding Income Tax (IRRF)	76,832	58,300
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	54,072	92,849
Telecommunications Inspection Fund (FISTEL)	47,713	46,830
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	44,889	33,540
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	20,837	18,880
Other taxes, charges and contributions	72,002	56,967
Total	1,505,103	1,453,939
(1)	The Company and/or its subsidiaries filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00. The amounts related to these expenses are deposited.
(2)	The Company is party to legal proceedings related to: (i) ICMS on exempt or non-taxable transactions; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, activation, availability and use of supplementary services and additional facilities; (v) right to tax credit from the acquisition of goods for fixed assets and electric energy; (vi) ICMS on activation cards for pre-paid services; (vii) assignment of payment of ICMS relating to a portion of pay TV operations.
(3)	The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

11)  OTHER ASSETS

	12.31.21	12.31.20
Related-party receivables (Note 29) (1)	666,288	72,835
Sale of real estate and other receivables	230,486	209,908
Surplus from post-employment benefit plans (Note 31.c) (2)	95,151	165,062
Advances to employees and suppliers	79,850	117,033
Subscription bonus (note 1.c)	60,192	—
Other amounts receivable	31,050	27,765
Total	1,163,017	592,603

Current	623,088	408,349
Non-current	539,929	184,254
(1)	On December 31, 2021 includes the amount of R$559,499 arising from the operations described in note 1.c), being: (i)R$446,317 to be received by the Company from TEF Infra, within 3 years; (ii) R$49,286 to be received by CloudCo Brasil from TC&CT within 18 months; and (iii) R$63,896 to be received by IoTCo Brasil from TI&BDT within 3 years.
(2)	On December 31, 2021 and 2020, includes R$90,538 and R$158,959, respectively, referring to the distribution of the PBS-A surplus.

12)  INVESTMENTS

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

Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 24.e).

b)  Information on investees

On December 31, 2021 and 2020, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company's investees is as follows:

		Equity interests
Investees	Type of investment	12.31.21	12.31.20
Terra Networks Brasil Ltda (“Terra Networks”)	Subsidiary	100.00%	100.00%
Telefônica Transportes e Logística Ltda (“TGLog”)	Subsidiary	100.00%	99.99%
POP Internet Ltda (“POP”)	Subsidiary	100.00%	99.99%
Vivo Money Credit Rights Investment Fund (“Vivo Money”)	Subsidiary	100.00%	100.00%
Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)	Subsidiary	50.01%	—
Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)	Subsidiary	50.01%	—
Aliança Atlântica Holding B.V. (“Aliança”)	Joint venture	50.00%	50.00%
Companhia AIX de Participações (“AIX”)	Joint venture	50.00%	50.00%
Companhia ACT de Participações (“ACT”)	Joint venture	50.00%	50.00%
FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)	Joint venture	25.00%	—

Terra Networks: The Company’s direct subsidiary, with headquarters in Brazil, with the main activities being the development, production, installation and maintenance of computer systems; consultancy, operational assistance, training; commercialization of products, computer systems, software licenses and applications; import and export of services, licenses, products and computer systems; cession of space for insertion of advertising or advertising material in general; provision of internet access; services and activities related to product distribution and electronic commerce; commercialization, distribution, licensing of digital content; development and availability of portals and content pages on the internet, among others.

Terra Networks is the direct controller of TIS (Note 1 c), a company headquartered in Brazil, whose main activities are the exploration and provision of services and technology, information security systems, technical support and other services related to the infrastructure, technology and information, among others.

TGLog: The Company's direct subsidiary, with its head office in Brazil, whose main activities are the provision of services in the activity of multimodal transportation of products in general; logistics activities; administration and operation of general and customs warehouses throughout the national territory; rental of equipment and storage of goods from third parties, among others.

POP: The Company's direct subsidiary, with headquarters in Brazil, whose main activities are the development of activities related to information technology, internet and any other networks; provision of hosting services and the commercial exploitation of websites and portals; handling, making available and storing information and data; trade in software, hardware, among others.

POP is the direct controller of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (“Recicla V”, formerly Innoweb Ltda), headquartered in Brazil, whose main activities are the purchase and sale of scrap copper, aluminum, lead, iron and other materials; the sale of pure copper (produced from industrial processes that segregate copper from other materials that make up the scrap of cables and/or telephone wires); the purchase and sale of new materials for metallic and optical cables, miscellaneous installation of telecommunications and electronics equipment and/or accessories, among others

Vivo Money: The Company’s direct and wholly owned subsidiary, with headquarters in Brazil. It is a FIDC structured by the Company, for the acquisition of eligible credit rights and other financial assets originating from credit operations carried out electronically by the Company’s customers, within the scope of the Vivo Money program, exclusively through the electronic platform provided by the Company.

CloudCo Brasil: Direct subsidiary of the Company, headquartered in Brazil, whose main activities are the exploration of integrated solutions, planning, management, consulting, outsourcing; management and provision of repair, maintenance, technical assistance and technical support services in network, IT and information and communication technology (“TIC”), among others.

IoTCo Brasil: Direct subsidiary of the Company, headquartered in Brazil, its main activities are the exploration of integrated solutions, management, research, technological development, consulting, project design, outsourcing and provision of services related to the internet of things, TIC, innovation and Big Data, Artificial Intelligence and Blockchain; the exploration of marketing and advertising services and consulting; management and provision of repair, installation, configuration, maintenance, technical assistance and IT technical support services; import, export and lease of machinery, equipment, materials and other goods and services necessary or useful for the exploration of its activities; development, licensing and sublicensing of software or applications of any nature (own or third parties); provision of logical security monitoring, administration and management services, among others.

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

FiBrasil: Joint venture, headquartered in Brazil, with a 25% interest in the Company, whose main activity is the exploration of telecommunications services including the provision of optical fiber neutral network infrastructure on a wholesale basis; import, export, commercialization, lending and leasing of machinery, equipment, materials and other goods and services necessary or useful for the exploration of the activities; provision of consultancy services related to the activities carried out; provision of project preparation, implementation and installation services; management and provision of engineering services and execution of civil construction and related works, necessary for the execution of projects, among others.

We present below a summary of the relevant financial data of the direct investees in which the Company has an interest.

Balance sheets

	12.31.21				12.31.20
	FiBrasil	ACT	AIX	Aliança	ACT	AIX	Aliança
Equity interest	25.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	834,779	46	38,746	274,362	33	31,263	270,222
Non-current assets	709,588	—	7,840	—	—	10,426	—
Total assets	1,544,367	46	46,586	274,362	33	41,689	270,222

Current liabilities	195,460	8	7,443	410	5	6,272	267
Non-current liabilities	674,929	—	20,429	—	—	18,090	—
Equity	673,978	38	18,714	273,952	28	17,327	269,955
Total liabilities and equity	1,544,367	46	46,586	274,362	33	41,689	270,222

Statements of Income

	2021				2020			2019
	FiBrasil	ACT	AIX	Aliança	ACT	AIX	Aliança	ACT	AIX	Aliança
Net operating income	55,385	104	55,872	—	104	45,789	—	95	45,472	—
Operating costs and income (expenses)	(90,193)	(92)	(53,881)	6,363	(91)	(45,758)	1,254	(92)	(43,926)	(307)
Financial income (expenses), net	(9,118)	—	146	6	—	673	35	—	992	38
Income and social contribution taxes	11,462	(2)	(750)	—	(1)	(537)	—	(1)	(767)	—
Net income (loss) for the period	(32,464)	10	1,387	6,369	12	167	1,289	2	1,771	(269)

c)  Changes in investments

					Other	Total
	FiBrasil	ACT	AIX	Aliança	investments	investments
Balance on 12.31.19	—	9	8,580	95,324	338	104,251
Equity	—	5	84	645	—	734
Other comprehensive income	—	—	—	39,008	440	39,448
Balance on 12.31.20	—	14	8,664	134,977	778	144,433
Equity (Statements of Income)	(8,116)	5	693	3,185	—	(4,233)
Equity - Remeasurement of equity interest (Note 1.c)	80,400	—	—	—	—	80,400
Equity - Fair value of the remeasurement of equity interest (Note 1.c)	41,095	—	—	—	—	41,095
Capital contribution - property, plant and equipment and intangible assets (Notes 1.c., 13 and 14)	229,961	—	—	—	—	229,961
Write-off due to sale of investments (Note 1.c)	(134,144)	—	—	—	—	(134,144)
Equity transactions	2,182	—	—	—	—	2,182
Result of subsidiary FiBrasil before disposal	(1,789)	—	—	—	—	(1,789)
Other comprehensive income	—	—	—	(1,186)	(429)	(1,615)
Balance on 12.31.21	209,589	19	9,357	136,976	349	356,290

13)  PROPERTY, PLANT AND EQUIPMENT

a)  Accounting policy

It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met (Note 21.a) and is stated net of ICMS (State VAT) credits (Note 9), which were recorded as recoverable taxes.

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

The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 20) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

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

Information on the recoverability of fixed assets is presented in note 15.a).

c)  Descripiton, Breakdown and changes

We present a brief description of the main items that make up fixed assets.

●	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.
●	Terminal equipment: Includes CPCT, public telephones and other terminal equipment.
●	Lending equipment:Includes cellphones and modems in the lending modality.
●	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.
●	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and						Assets and
	transmission	Terminal	Lending				facilities under
	equipment	equipment	equipment	Infrastructure	Land	Other P&E	construction	Total
Balances and changes:
Balance on 12.31.19	22,727,930	817,300	4,082,160	11,719,728	278,512	826,362	2,395,272	42,847,264
Additions	78,053	42	77,859	4,517,747	—	195,449	5,680,707	10,549,857
Write-offs, net (1)	1,817	(61)	(103)	(306,447)	(5,483)	(2,870)	(15,096)	(328,243)
Net transfers	2,539,729	460,542	2,131,885	341,553	—	20,857	(5,682,742)	(188,176)
Subletting	—	—	—	(2,115)	—	—	—	(2,115)
Capital contribution to CyberCo Brasil	(685)	—	—	—	—	(15,553)	—	(16,238)
Depreciation (Note 26)	(2,923,507)	(360,796)	(2,213,966)	(2,731,627)	—	(279,860)	—	(8,509,756)
Balance on 12.31.20	22,423,337	917,027	4,077,835	13,538,839	273,029	744,385	2,378,141	44,352,593
Additions	428,683	45	107,961	2,802,303	—	158,919	6,300,245	9,798,156
Write-offs, net (1)	15,005	(103)	87,079	(262,311)	(5,183)	(1,360)	(41,863)	(208,736)
Net transfers	3,361,667	571,986	2,259,382	609,681	(900)	28,450	(6,960,941)	(130,675)
Subletting	—	—	—	(64,177)	—	—	—	(64,177)
Goods intended for sale (3)	(150,251)	(14,207)	(33,648)	(21,126)	—	(375)	(8,344)	(227,951)
Depreciation (Note 26)	(3,417,261)	(443,238)	(2,168,502)	(2,801,303)	—	(280,415)	—	(9,110,719)
Balance on 12.31.21	22,661,180	1,031,510	4,330,107	13,801,906	266,946	649,604	1,667,238	44,408,491

Balance on 12.31.20
Cost	78,436,218	5,928,603	22,784,054	30,632,690	273,029	5,379,888	2,378,141	145,812,623
Accumulated depreciation	(56,012,881)	(5,011,576)	(18,706,219)	(17,093,851)	—	(4,635,503)	—	(101,460,030)
Total	22,423,337	917,027	4,077,835	13,538,839	273,029	744,385	2,378,141	44,352,593

Balance on 12.31.21
Cost	81,422,233	6,435,959	25,107,646	34,169,915	266,946	5,536,296	1,667,238	154,606,233
Accumulated depreciation	(58,761,053)	(5,404,449)	(20,777,539)	(20,368,009)	—	(4,886,692)	—	(110,197,742)
Total	22,661,180	1,031,510	4,330,107	13,801,906	266,946	649,604	1,667,238	44,408,491

(1)	In infrastructure, includes the amounts of R$245,237 and R$288,603 as of December 31, 2021 and 2020, respectively, referring to the cancellation of lease agreements.
(2)	Refers to the balance of assets that were used for the Company’s corporate structure in FiBrasil (note 1.c).

d)  Depreciation rates

In the years ended December 31, 2021 and 2020, the Company carried out valuations of the useful lives applied to its property, plant and equipment through the direct comparative method of market data, which did not indicate the need for changes in the useful life and annual rates of depreciation.

The table below shows the annual depreciation rates for the years ended December 31, 2021 and 2020, except for leasing assets (presented in the Note 13.e).

Description
Switching and transmission equipment and media	2.50% to 14.29%
Terminal equipment	10.00% to 25.00%
Lending equipment	25.00% to 50.00%
Infrastructure	2.50% to 20.00%
Other P&E assets	10.00% to 25.00%

e)  Additional information on leases

The Company recognizes the right-of-use assets on the lease start date (that is, on the date the asset is available for use). The rights of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities.

The Company acts as a lessee in a significant number of lease agreements on different assets, such as structures (towers and rooftops) and the respective land where they are located; sites built in the Built to Suit (“BTS”) modality for installing antennas and other equipment and means of transmission; computer equipment; offices, shops and commercial properties. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low value assets, as permitted by IFRS 16.

Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.c).

	Switching and
	transmission
	equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00% to 42.90%	3.50% to 66.67%	20.00% to 38.00%
Balances and changes:
Balance on 12.31.19	346,306	8,401,685	3,220	8,751,211
Additions	55,904	4,394,809	10,564	4,461,277
Subletting (Note 13.c)	—	(2,115)	—	(2,115)
Depreciation	(43,699)	(2,178,537)	(3,403)	(2,225,639)
Write-offs, net	—	(4,902)	—	(4,902)
Cancellation of contracts	(420)	(288,603)	—	(289,023)
Balance on 12.31.20	358,091	10,322,337	10,381	10,690,809
Additions	410,169	2,702,635	590	3,113,394
Subletting (Note 13.c)	—	(64,177)	—	(64,177)
Depreciation	(482,455)	(2,254,000)	(656)	(2,737,111)
Cancellation of contracts	(4,893)	(245,237)	—	(250,130)
Balance on 12.31.21	280,912	10,461,558	10,315	10,752,785

Balance on 12.31.20
Cost	515,318	14,423,538	127,509	15,066,365
Accumulated depreciation	(157,227)	(4,101,201)	(117,128)	(4,375,556)
Total	358,091	10,322,337	10,381	10,690,809

Balance on 12.31.21
Cost	336,080	17,331,955	128,099	17,796,134
Accumulated depreciation	(55,168)	(6,870,397)	(117,784)	(7,043,349)
Total	280,912	10,461,558	10,315	10,752,785

f)  Property and equipment items pledged in guarantee

On December 31, 2021, the Company had property and equipment pledged in guarantee for lawsuits, of R$78,631 (R$85,172 on December 31, 2020).

g)  Concession Balance

The fixed switched telephone service concession model adopted in 1998 upon privatization of the telecommunications sector modernized the services offered in Brazil. For over 20 years, the concessionaires had promoted the expansion and universalization of the fixed telephony service, which, before privatization, was expensive, unequal and slow. The modernization process was disruptive and beneficial.

As the concession contracts terms neared completion, a consensus was sought with the regulatory body to rebalance the economic-financial equilibrium of the contracts.

As a consensus was not achieved, the Company filed an arbitration agreement entered on July 1, 2021 with ANATEL. On July 10, 2021, it was submitted to the International Chamber of Commerce to initiate arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996 and the General Telecommunications Law. The objectives are to seek acknowledgement, in addition to other matters, of events that occurred during the concession contract that require rebalancing the economic-financial equilibrium of the contracts.

Arbitration is considered an suitable for resolving such complex conflicts. The expectation is that the issue will be resolved technically, allowing for the conclusion of the current concessions for fixed telephone service. At this time, it is not practicable to predict the outcome of this arbitration process.

h)  Adaptation of the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was published, which introduced changes in the telecommunication’s regulatory framework, by allowing fixed telephony concessionaires to migrate from a concession regime to a regime of authorization subject to lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

The Law determined that ANATEL will be responsible for estimating, through specific regulation, the economic value associated with the adaptation of the concession instrument for authorization, which value will be converted into investment projects not yet defined by ANATEL; depending on the conditions of such projects, the Concessionaire will choose to agree or not to adapt the regime.

i)  Reversible assets

The concession contract for the Company’s Switched Fixed Telephone Service provides that the assets essential to the provision of such service in the concession area, such as switching, transmission and public use terminals, external network equipment, equipment for energy and systems equipment and operation support must be considered as reversible assets.

On April 12, 2021, Resolution 744 was published in the DOU, approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which deals with the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON”).

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime a upon the termination of the Company STs STFC concession contract; the assets that are used for the provision of multiple services, among which the STFC under the public system, will be subject to a contract for assignment of right of use, under fair and reasonable economic conditions, between the Company and the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

Those assets, that in addition to being essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, will be reverted to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the reversal regime provided for in the regulation, constitute a residual and decreasing asset of the Company.

In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be subject to the reversion of its ownership to the Federal Government. defined through specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR”) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

14)  INTANGIBLE ASSETS

a)  Accounting policy

Intangible assets acquired separately are measured at acquisition / formation cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the statement of income for the year in which it is incurred.

The useful lives of intangible assets are considered finite or indefinite.

●	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

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

●	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lives.

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

Information on the recoverability of fixed assets is presented in note 15.a).

c)  Breakdown and changes

A brief description of the key intangible asset items with finite useful lives, is as follows:

●	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.
●	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.
●	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite
	useful life	Finite useful life
						Other	Software
			Customer			intangible	under
	Goodwill	Software	portfolio	Trademarks	Licenses	assets	development	Total

Balances and changes:
Balance on 12.31.19	23,059,172	3,693,255	928,833	905,205	12,091,821	45,730	550,936	41,274,952
Additions(1)	—	526,112	—	—	184,300	—	1,174,282	1,884,694
Write-offs, net (2)	(32,743)	(12,450)	—	—	—	—	—	(45,193)
Net transfers	—	1,211,314	—	—	—	—	(1,023,138)	188,176
Capital contribution to CyberCo Brasil	—	(2,770)	—	—	—	—	—	(2,770)
Amortization (Note 26)	—	(1,420,757)	(295,267)	(84,205)	(914,411)	(3,102)	—	(2,717,742)
Balance on 12.31.20	23,026,429	3,994,704	633,566	821,000	11,361,710	42,628	702,080	40,582,117
Additions (1)	—	724,599	—	—	4,496,263	—	1,275,320	6,496,182
Write-offs, net (2)	(158,161)	(16,884)	—	—	—	—	—	(175,045)
Net transfers	—	1,695,398	—	—	—	—	(1,564,723)	130,675
Goods intended for sale (3)	—	(2,010)	—	—	—	—	—	(2,010)
Amortization (Note 26)	—	(1,624,532)	(264,328)	(84,206)	(951,442)	(3,104)	—	(2,927,612)
Balance on 12.31.21	22,868,268	4,771,275	369,238	736,794	14,906,531	39,524	412,677	44,104,307

Balance on 12.31.20
Cost	23,026,429	20,056,642	4,513,278	1,658,897	20,428,520	269,640	702,080	70,655,486
Accumulated amortization	—	(16,061,938)	(3,879,712)	(837,897)	(9,066,810)	(227,012)	—	(30,073,369)
Total	23,026,429	3,994,704	633,566	821,000	11,361,710	42,628	702,080	40,582,117

Balance on 12.31.21
Cost	22,868,268	22,451,551	4,513,278	1,658,897	24,924,783	269,639	412,677	77,099,093
Accumulated amortization	—	(17,680,276)	(4,144,040)	(922,103)	(10,018,252)	(230,115)	—	(32,994,786)
Total	22,868,268	4,771,275	369,238	736,794	14,906,531	39,524	412,677	44,104,307
(1)	Licenses issued in 2021 and 2020 refer to 5G licences and extensions of authorizations for the right to use radio frequencies for SMP exploration in the Federal District and in the State of Rio de Janeiro, granted by ANATEL (note 1.b).
(2)	Proportional write-offs of goodwill refer to the sale of investments by CyberCo Brasil in 2020 and by FiBrasil, CloudCo Brasil and IoTCo Brasil in 2021 (note 1.c).
(3)	Refers to the balance of assets that were used in the composition of the Company’s equity interest in FiBrasil (note 1.c)

d)  Amortization rates

The table below shows the annual amortization rates for the years ended December 31, 2021 and 2020.

Description
Softwares	20.00%
Customer portfolio	12.50%
Trademarks	7.70%
Licenses	3,60% to 6,67%
Other intangible assets	20.00%

15)  IMPAIRMENT OF NON-FINANCIAL ASSETS

a)  Accounting policy

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount. The recoverable amount of an asset or a Cash-Generating Unit (“CGU”) is defined as the higher of value in use and net sales value.

Considering the convergence of product and service offerings, in addition, the Company's main operating asset is a single, broadly integrated network, which is used to provide all telecommunications services to its customers, the Company defines your business as a single CGU.

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

The following assets have specific characteristics for impairment testing:

●	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
●	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.
●	Determination of value in use of property, plant and equipment, goodwill and intangibles: The key assumptions used to estimate value in use through the discounted cash flow methodology are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

b)  Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

●	Revenue growth: based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, IPTV and IT compared to voice services (fixed). Mobile revenues follow the market trend, including a new mix between prepaid, post and control, migrations from prepaid to post and control, price convergence and growth in data and M2M.
●	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk business is incorporated by applying individual notably Beta factors.
●	Perpetuity growth rate reflects the Company’s condition to generate cash flow in an eternal manner. The percentage considered mainly takes into account investments over the projected period and reproduces the Company’s condition in perpetuity.

c)  Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (p.p) which were assumed for the years ended December 31, 2021 and 2020:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/- 0.5
Perpetuity growth rates	+/- 1.0

Operating variables
Revenues Margin	+/- 1.5

The sensitivity analysis performed at year-end 2021 and 2020 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

d)  Goodwill impairment testing

Annually, the Company assesses recoverability of goodwill carrying amounts based on the value in use.

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

The growth rate used to extrapolate projections beyond the five years period was 4.5% p.a. (nominal) in 2021 and 2020.

The estimated future cash flows were discounted at a discount rate of 12.00% and 11.11%, which before taxes are 13.64% and 12.54% in 2021 and 2020, respectively, also in nominal values.

The inflation rate for the period analyzed in the projected cash flows was 3.15% p.a. and 3.5% p.a. in 2021 and 2020, respectively.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2021 and 2020, growth projections and operating results for the year ended December 31, 2021 and 2020, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

16)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

a)  Accounting policy

Salaries, remunerations and profit sharing are negotiated in collective bargaining agreements, with the corresponding social charges and contributions added by the accrual basis. The profit-sharing program for employees is based on the Company’s operating and financial goals, and a provision is recognized when the assumptions for its accounting are satisfied.

Details of Telefónica’s share-based compensation plans are described in Note 30.

Personnel costs and expenses, social charges and benefits are recorded as cost of services provided, commercial expenses or general and administrative expenses (Note 26).

b)  Breakdown

	12.31.21	12.31.20
Social charges and benefits	397,906	350,138
Profit sharing	366,451	285,079
Share-based payment plans (Note 30)	109,682	86,296
Salaries and wages	35,818	46,495
Total	909,857	768,008

Current	888,324	764,329
Non-current	21,533	3,679

17)  TRADE ACCOUNTS PAYABLE

a)  Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

b)  Breakdown

	12.31.21	12.31.20
Sundry suppliers (Opex, Capex, Services e Material)	6,243,614	5,741,208
Related parties (Note 29)	442,747	489,339
Amounts payable (operators, cobilling)	217,000	199,562
Interconnection / interlink	229,041	182,895
Total	7,132,402	6,613,004

18)  TAXES, CHARGES AND CONTRIBUTIONS

	12.31.21	12.31.20
Fistel (1)	1,425,048	671,145
ICMS	1,416,323	861,464
PIS and COFINS	229,481	221,323
Fust and Funttel	87,726	88,088
ISS, CIDE and other taxes	97,764	84,772
Total	3,256,342	1,926,792

Current	1,485,157	1,607,434
Non-current	1,771,185	319,358
(1)	Refers to the remaining balances for 2020 and 2021 which, according to decisions of the Federal Regional Court of the First Region, rendered on March 18, 2020 and March 10, 2021, respectively, the payments are temporarily suspended. In December 2021, the total amount was transferred to non-current due to adjustment to the realization term.

19)  DIVIDENDS AND INTEREST ON EQUITY

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

b)  Dividends and interest on equity payable

b.1) Breakdown:

	12.31.21	12.31.20
Telefónica	1,146,019	1,021,474
Telefónica Latinoamérica Holding	927,324	837,113
SP Telecomunicações Participações	757,506	660,012
Telefónica Chile	2,132	1,849
Non-controlling interest	1,432,734	1,345,550
Total	4,265,715	3,865,998

b.2) Changes:

Balance on 12.31.19	3,587,417
Supplementary dividends for 2019	2,195,575
Interim interest on equity (net of IRRF)	3,435,500
Unclaimed dividends and interest on equity	(99,788)
Payment of dividends and interest on equity	(5,259,367)
IRRF on shareholders exempt/immune from interest on equity	6,661
Balance on 12.31.20	3,865,998
Supplementary dividends for 2020	1,587,518
Interim interest on equity (net of IRRF) and dividends	3,824,750
Unclaimed dividends and interest on equity	(116,236)
Payment of dividends and interest on equity	(4,901,326)
IRRF on shareholders exempt/immune from interest on equity	5,011
Balance on 12.31.21	4,265,715

For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

20)  PROVISION AND CONTINGENCIES

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

Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for labor, tax,civil, and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.

Provision for legal claims

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

Contingent consideration recognized in a business combination

Refers to the amounts of contingent consideration arising from the PPA generated in the acquisition of control of VivoPart. in 2011 and from GVTPart. in 2015, related to civil, labor and tax lawsuits at their fair value in the business combination.

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

c)  Information on provisions and contingencies

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
					Contingent	Provision for
	Labor	Tax	Civil	Regulatory	consideration (PPA)	decommissioning	Total
Balance on 12.31.19	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 27)	126,167	122,419	374,464	69,486	(18,631)	(7,306)	666,599
Other additions (reversal) (1)	6,390	—	(6,020)	—	—	(236,598)	(236,228)
Write-offs due to payment	(287,028)	(24,763)	(575,484)	(39,782)	—	—	(927,057)
Interest accruals	106,307	125,647	281,543	31,891	10,154	15,857	571,399
Balance on 12.31.20	499,710	1,799,252	871,951	1,207,331	823,245	408,642	5,610,131
Additions (reversal), net (Note 27)	205,540	282,699	313,935	542,843	(278,995)	(28,900)	1,037,122
Other additions (1)	583	—	683	—	—	12,431	13,697
Write-offs due to payment	(319,511)	(118,579)	(652,112)	(20,884)	—	—	(1,111,086)
Interest accruals (2)	100,633	183,997	401,514	256,954	(55,652)	(14,068)	873,378
Balance on 12.31.21	486,955	2,147,369	935,971	1,986,244	488,598	378,105	6,423,242
Balance on 12.31.20
Current	176,582	—	180,965	60,055	—	51	417,653
Non-current	323,128	1,799,252	690,986	1,147,276	823,245	408,591	5,192,478
Balance on 12.31.21
Current	206,279	—	295,722	200,313	—	—	702,314
Non-current	280,676	2,147,369	640,249	1,785,931	488,598	378,105	5,720,928
(1)	Provision for decommissioning refers to the reversal resulting from the review of costs for dismantling technical sites. The effects of this reversal were recognized against property, plant and equipment.
(2)	Contingent consideration (PPA): in 2021, mainly due to the reversal of TFF and PIS and COFINS on subscription / SVAs.

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.21	12.31.20
Provisions	486,955	499,710
Possible losses	1,364,562	1,435,790

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary or joint liability), which claim, among others: any differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

c.2) Tax provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.21	12.31.20
Provisions	2,147,369	1,799,252
Federal	744,588	622,246
State	842,905	625,019
Municipal	36,794	37,506
FUST	523,082	514,481
Possible losses	30,248,600	29,368,422
Federal	2,964,490	3,257,998
State	19,163,608	17,447,000
Municipal	618,747	754,827
FUST, FUNTTEL and FISTEL	7,501,755	7,908,597

c.2.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vii) INSS on constitutional third of vacations.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; and (viii) unmeasured services.

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

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company’s establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo state paid to São Paulo state; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) advertising services; and (xxi) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

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

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2021, the consolidated amount involved totaled R$4,694,276 (R$4,399,325 on December 31, 2020).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2021, the consolidated amount involved totaled R$790,057 (R$764,655 on December 31, 2020).

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

On December 31, 2021, the consolidated amount involved totaled R$2,017,422 (R$2,744,617 on December 31, 2020).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	12.31.21	12.31.20
Provisions	935,971	871,951
Possible losses	2,119,701	3,374,200

c.3.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

●	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2021, the provision related to R$130,163 (R$290,993 on December 31, 2020). Changes on the periods are partly due to agreements made between the interested parties.
●	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On December 31, 2021, the related provision was to R$367,334 (R$240,810 on December 31, 2020).
●	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2021, the provision related to R$438,474 (R$340,148 on December 31, 2020).

c.3.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

●	Collective Action filed by SISTEL Participants’ Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior “status quo”. This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.
●	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties. Once the manifestations have been presented, the case is awaited for the conclusion. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun-off collection related to telecommunications operators of the former Telebrás System.
●	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the

Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
●	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark “Bina”. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the process was dismissed. Appeals have been filed by the parties, pending judgment. Management is unable to reasonably estimate the liability with respect to this claim at this time.

●	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF”) of the 1st Region.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.21	12.31.20
Provisions	1,986,244	1,207,331
Possible losses	4,545,365	5,617,806

Changes in provisions and contingencies reflect reassessments of the probability of loss, due to changes in the position observed by ANATEL and the Judiciary.

c.4.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The main themes of these processes are the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP) , the company’s obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL’s quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that there is a probable loss around R$ 599 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided begin collecting such amounts in favor of ANATEL.

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

Significant cases with possible risks in the regulatory contingency portfolio include:

●	Litigation regarding the revenues that must compose the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item c.4.1, of this note). In ANATEL’s view, the calculation of the encumbrance should consider the application of a percentage of 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company’s view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses’ validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL’s charges.
●	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On December 31, 2021 and December 31, 2020, amount including interest and indexation accruals was approximately R$499,415 e R$485,828, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL’s error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation The process was sent for analysis and decision by the CADE Court, leaving only the MPF to issue its opinion.
●	Administrative proceeding pending at CADE, allegedly coordinated action between the companies Claro, Oi Móvel and Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT”), who would compose your proposal to compete in the aforementioned event. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and capable of promoting competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT’s supplier; and (b) it is not correct to compare the prices of the service offered by the consortium to those of the service quoted by BT, as there are differences between them of a technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies mentioned. The process was forwarded by the technical area to the CADE Court and is awaiting analysis of the Council’s decision.

21)  LOANS, FINANCING, DEBENTURES LEASES AND 5G LICENSES

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

All other costs of loans, financing, debentures and leases are recorded in expense in the period in which they are incurred. The costs of loans, financing, debentures and 5G licenses comprise interest and other financial costs incurred.

b)  Breakdown

	Information on December 31, 2021			12.31.21			12.31.20
	Currency	Annual interest rate	Maturity	Current	Non-current	Total	Current	Non-current	Total
Financial institutions (b.1)				50	4	54	61	51	112
PSI	R$	2.5% to 5.5%	Jan-23	50	4	54	61	51	112

Suppliers (b.2)	R$	98.9% to 120.8% of CDI	Dec-22	224,556	—	224,556	375,700	—	375,700

Debentures (b.3)				1,028,463	—	1,028,463	1,044,668	999,908	2,044,576
1st issue – Minas Comunica	R$			—	—	—	29,352	—	29,352
5th issue	R$	108.25% of CDI	Feb-22	1,028,463	—	1,028,463	1,015,316	999,908	2,015,224

Leases (b.4)	R$	8.428% / IPCA		2,907,481	8,322,618	11,230,099	2,262,043	8,556,735	10,818,778

5G Licenses (b.5)	R$	SELIC / IGP-DI		2,746,342	1,704,464	4,450,806	—	—	—

Total				6,906,892	10,027,086	16,933,978	3,682,472	9,556,694	13,239,166

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

These contracts are guaranteed by the sale of financed assets.

b.2) Financing – Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 98.9% to 120.8% of the CDI ( 114.6% to 149.0% of the CDI on December 31, 2020).

b.3) Debentures

On December 31, 2021, the Company still had the 5th issue,occurred in February 2017, with 200,000 issued and outstanding, with a total issue amount of R$ 2,000,000.

Transaction costs in connection with the 5th issue, totaling R$ 1,082 on December 31, 2021 (R$ 1,376 on December 31, 2020), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

These contracts are unsecured.

b.4) Leases

On the lease start date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term. After the start date, the value of the lease liability is increased to reflect the increase in interest and reduced for lease payments made.

Short-term lease and low-value lease payments are recognized as an expense using the straight-line method over the lease term.

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

Below, we present the balances of the lease amounts payable:

	12.31.21	12.31.20
Nominal value payable	13,997,417	13,526,001
Unrealized financial expenses	(2,767,318)	(2,707,223)
Present value payable (1)	11,230,099	10,818,778

Current	2,907,481	2,262,043
Non-current	8,322,618	8,556,735
(1)	On December 31, 2021 and 2020, the present value of balances payable, included R$70,845 and R$1,470,508, respectively, referring to lease agreements with Telefónica Group companies (Note 29). The reduction in amounts with companies of the Telefónica Group results from the sale of the tower division of Telxius Telecom, S.A. to American Tower International, Inc

The following is a schedule of the amounts payable on leases on December 31, 2021:

Year
2022	2,907,481
2023	2,697,656
2024	2,008,643
2025	1,282,211
2026	894,606
2027 onwards	1,439,502
Total	11,230,099

The weighted annual interest rate on lease contracts on December 31, 2021 is 8.428%, with an average maturity of 5,59 years.

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

b.5) 5G licenses

On December 3, 2021, the Terms were signed with ANATEL, resulting from the auctions for the implementation of 5G technology, carried out by ANATEL, of which the Company was the winner. These authorizations are valid for a period of 20 years, for consideration, associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997 (note 1.b).

These Terms are guaranteed by insurance contracts (Note 34.b).

c)  Repayment schedule

	Loans and financing -
Year	financial instituitions	Leases	5G Licenses	Total
2023	4	2,697,656	621,623	3,319,283
2024	—	2,008,643	334,206	2,342,849
2025	—	1,282,211	46,790	1,329,001
2026	—	894,606	46,790	941,396
2027 onwards	—	1,439,502	655,055	2,094,557
Total	4	8,322,618	1,704,464	10,027,086

d)  Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item a), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

On December 31, 2021 and 2020, the Company was in compliance with all economic and financial indices.

e)  Changes

	Loans and			Financing -	Contingent
	financing	Debentures	Leases	suppliers	consideration (1)	5G Licenses	Total
Balance on 12.31.19	48,850	3,104,350	9,191,151	996,274	484,048	—	13,824,673
Additions	—	—	4,828,542	370,538	—	—	5,199,080
Financial charges (Note 28)	1,879	87,635	526,127	26,620	6,555	—	648,816
Issue costs	—	1,376	—	—	—	—	1,376
Costs and expenses incurred	—	—	—	—	(40,708)	—	(40,708)
Write-offs (cancellation of contracts)	—	—	(315,291)	—	—	—	(315,291)
Write-offs (payments)	(50,617)	(1,148,785)	(3,411,751)	(1,017,732)	(449,895)	—	(6,078,780)
Balance on 12.31.20	112	2,044,576	10,818,778	375,700	—	—	13,239,166
Additions	—	—	3,113,349	221,840	—	4,459,442	7,794,631
Financial charges (Note 28)	20	49,786	828,710	7,899	—	37,800	924,215
Issue costs	—	1,082	—	—	—	—	1,082
Write-offs (cancellation of contracts)	—	—	(270,164)	—	—	—	(270,164)
Write-offs (payments)	(78)	(1,066,981)	(3,260,574)	(380,883)	—	(46,436)	(4,754,952)
Balance on 12.31.21	54	1,028,463	11,230,099	224,556	—	4,450,806	16,933,978
(1)	On July 13, 2020, the 2nd Federal Court of Maringá - PR, issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, corresponding to the tax benefit of goodwill from the mergers of subsidiaries. As a result of the decision mentioned above, in September 2020, the Company redeemed the judicial deposit and paid Vivendi, monetarily restated, net of costs, expenses and taxes incurred, directly attributable to the reimbursement of such amount.

f)  Additions and payments

	12.31.21				12.31.20
		Write-offs (payments)				Write-offs (payments)
			Financial				Financial
	Additions	Principal	charges	Total	Additions	Principal	charges	Total
Loans and financing	—	(74)	(4)	(78)	—	(48,645)	(1,972)	(50,617)
BNDES / PSI	—	(74)	(4)	(78)	—	(8,849)	(111)	(8,960)
BNB	—	—	—	—	—	(39,796)	(1,861)	(41,657)
Debêntures	—	(1,028,312)	(38,669)	(1,066,981)	—	(1,025,583)	(123,202)	(1,148,785)
1st issue – Minas Comunica	—	(28,312)	(1,697)	(30,009)	—	(25,583)	(1,995)	(27,578)
5th issue	—	(1,000,000)	(36,972)	(1,036,972)	—	—	(88,819)	(88,819)
6th issue	—	—	—	—	—	(1,000,000)	(32,388)	(1,032,388)
Financing - Suppliers	221,840	(370,635)	(10,248)	(380,883)	370,538	(970,029)	(47,703)	(1,017,732)
Contingent consideration	—	—	—	—	—	(344,217)	(105,678)	(449,895)
Leases	3,113,349	(2,455,690)	(804,884)	(3,260,574)	4,828,542	(2,909,214)	(502,537)	(3,411,751)
5G Licenses	4,459,442	(46,436)	—	(46,436)	—	—	—	—
Total	7,794,631	(3,901,147)	(853,805)	(4,754,952)	5,199,080	(5,297,688)	(781,092)	(6,078,780)

22)  DEFERRED INCOME

	12.31.21	12.31.20
Contractual Liabilities (costumers contracts) (1)	619,881	529,179
Sale of goods and fixed assets (2)	91,058	107,367
Government grants	39,341	50,474
Other	8,230	59,224
Total	758,510	746,244

Current	604,646	506,806
Non-current	153,864	239,438
(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

Changes in contractual liabilities (contracts with customers), mainly related to the sale of prepaid credits in the years ended December 31, 2021 and 2020:

Balance on 12.31.19	499,035
Additions	6,901,785
Write-offs, net	(6,871,641)
Balance on 12.31.20	529,179
Additions	7,496,088
Write-offs, net	(7,405,386)
Balance on 12.31.21	619,881

Current	578,945
Non-current	40,936

Below, we present the expected periods of realization of contractual liabilities.

Year
2022	578,945
2023	28,515
2024	2,581
2025	2,579
2026	2,539
2027 onwards	4,722
Total	619,881

23)  OTHER LIABILITIES

	12.31.21	12.31.20
Surplus from post-employment benefit plans (Note 31)	649,817	954,581
Liabilities with ANATEL (1)	565,123	523,606
Third-party withholdings (2)	181,818	219,169
Amounts to be refunded to customers	43,964	44,973
Liabilities with related parties (Note 29)	137,861	33,831
Other liabilities	52,368	48,646
Total	1,630,951	1,824,806

Current	466,342	406,831
Non-current	1,164,609	1,417,975
(1)

Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro and Federal District (Notes 1.b and 14).

(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

24)  EQUITY

a.1)  Conversion of preferred shares to common shares

At the Extraordinary General Meeting (“AGE”) of the Company, held on October 1, 2020, the following were approved: (i) the conversion of the total of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company in common, registered, book-entry shares with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted, with extinction of the preferred shares (“Conversion”); (ii) the amendment and / or exclusion of article 4, caput and paragraphs, article 5, caput, article 7, caput and single paragraph, article 9, caput and single paragraph, article 10, caput and items (i), (ii ) and (iii) and article 14, caput, of the Company’s Bylaws; and (iii) the consolidation of the Company’s Bylaws.

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

On November 23, 2020, the preferred shares issued by the Company ceased to be traded, due to the conversion of all preferred shares into common shares, and only common shares issued by it were traded under the ticker “VIVT3”. With the completion of the share conversion, the Company proceeded with the conversion of the American Depositary Receipt (ADR) program registered with the Securities and Exchange Commission (“SEC”), starting to trade on the New York Stock Exchange (“NYSE”), as of November 30, 2020, only ADRs backed by common shares in the “regular way” format, under the ticker “VIV”.

For the effective implementation of the conversion of shares, a voting agreement was signed between the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda. and, as the consenting intervening party, the Company, in order to comply with the provisions of items a.1 and a.2 of ANATEL Judgment 430, of August 11, 2020.

a.2)  Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 (one billion, eight hundred and fifty million) of common shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/1976, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

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

Subscribed and paid-in capital on December 31, 2020 and 2019 amounted to R$63,571,416, represented by shares, all common, book-entry and without par value, distributed as follows:

	Total
Shareholders	Number	%
Controlling Group	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	407,279,213	24.09%
Telefónica	503,329,803	29.77%
SP Telecomunicações Participações	332,695,590	19.67%
Telefónica Chile	936,513	0.05%
Other shareholders	432,697,152	25.59%
Treasury Shares	14,046,652	0.83%
Total shares	1,690,984,923	100.00%
Treasury Shares	(14,046,652)
Total shares outstanding	1,676,938,271

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SP Telecomunicações Participações) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account on December 31, 2021 and 2020 totaled R$63,074.

b.2) Other capital reserves (Breakdown)

The breakdown on December 31, 2021 and 2020 was as follows.

	12.31.21	12.31.20
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders’ Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Effects of the acquisition of Terra Networks by TData (6)	(59,029)	(59,029)
Effects of the acquisition of TIS by Terra Networks (7)	(48,135)	(48,135)
Effects of the acquisition and sale of CyberCo Brasil (8)	39,521	39,521
Equity effects of FiBrasil (9)	2,182	—
Effects of the sale of CloudCo Brasil (10)	31,367	—
Effects of the sale of IoTCo Brasil (11)	34,644	—
Other	60	78
Total	1,297,905	1,229,730
(1)	It refers the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.
(2)	The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders’ Meeting held on March 12, 2015.
(3)	The value refers direct costs (net of taxes) of Company capital that increased on April 30,2015, arising from the Primary Offering of Shares.
(4)	The value refers the difference between the economic values that comes from the merger of shares owned by GVTPart, issued on the transaction closing date.
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

(7)

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

(9)	Refers to the effects on the Company arising from events in FiBrasil’s equity (note 1.c).
(10)	Refers to the effects on the Company, due to the sale of equity interest in CloudCo Brasil (note 1.c).
(11)	Refers to the effects on the Company of the sale of equity interest in IoTCo Brasil (note 1.c)

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

In 2021 and 2020, there were share buybacks arising from the Share Repurchase Program of the Company: (i) in 2021, acquisitions of 11,235,900 common shares, in the total amount of R$495,995; and in 2020, acquisitions of preferred shares 519,605 shares, of which 232,805 are preferred shares and 286,800 are common shares, in the total amount of R$22,721.

The balance of this account on December 31, 2021 totaled R$606,536, consisting of 14,046,652 common shares (on December 31, 2020 totaled R$110,541, consisting of 2,810,752 common shares).

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid-in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

The balance of this account on December 31, 2021 totaled R$3,385,302 (on December 31, 2020 totaled R$3,073,334).

c.2) Tax Incentives

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area, whose balance as of December 31, 2021 was R$95,169 (R$76,345 as of December 31, 2020). In 2021, there was an inflow of R$24,185 referring to the tax benefit for a 75% reduction in the IRPJ levied on income earned in the states of the North and Northeast regions of the country (SUDAM and SUDENE areas).

The portion of profit subject to the incentive was excluded from dividend calculation and may be used only in the event of capital increase or loss absorption.

The balance of this account on December 31, 2021 totaled R$119,354 (on December 31, 2020 totaled R$76,345).

c.3) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company’s increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Annual Shareholders’ Meeting. In 2020, there was a reversal of the 2019 reserve in the amount of R$600,000, which was submitted and approved by the AGO, held on April 15, 2021.

d)  Dividend and interest on equity (IOE)

d.1) Additional dividends proposed for 2020

On April 15, 2021, the AGM approved the allocation of proposed additional dividends for 2020, not yet distributed, amounting to R$1,587,518 to the holders of common and preferred shares that were registered in the Company’s records at the end of the day of the Ordinary General Meeting. The amount was paid on October 5, 2021. The additional dividends proposed for 2021 are presented in Note d.2).

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

The table below shows the calculation of dividends and interest on equity for 2021 and 2020:

	2021	2020
Net income for the year	6,239,364	4,770,527
Allocation to legal reserve	(311,968)	(238,526)
(-) Tax incentives - not distributable	(43,009)	(18,766)
Adjusted net income	5,884,387	4,513,235
Dividend and IOE distributed for the year:	(4,235,000)	(3,830,000)
Interest on equity (gross)	(2,735,000)	(2,630,000)
Interim dividends	(1,500,000)	(1,200,000)
Balance of unallocated net income	1,649,387	683,235
(+) Reversal special reserve for modernization and expansion	—	600,000
(+) Unclaimed dividends and interest on equity	116,236	99,788
(+) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	262,901	204,495
Income available to be distributed	2,028,524	1,587,518
Proposal for Distributions:
Additional proposed dividends	2,028,524	1,587,518
Proposed additional dividends - Net income for the year	2,028,524	987,518
Proposed additional dividends - Based on prior year’s net income, referring to the reversal of the special reserve for expansion and modernization	—	600,000
Total	2,028,524	1,587,518
Mandatory minimum dividend - 25% of adjusted net income	1,471,097	1,128,309

The amount per common share of the additional dividends proposed for 2021 was R$1.209659 in 2021 (R$0.940376 in 2020).

The proposal to management of the 2021 financial year that is presented above will be submitted to the annual general meeting to be held in 2022.

In 2021 and 2020, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2021

	Dates			Gross Amount
						Amount per Share,
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Net

IOE	02/12/21	02/26/21	Until 07/31/22	150,000	127,500	0.075561
IOE	03/18/21	03/31/21	Until 07/31/22	270,000	229,500	0.136084
IOE	04/15/21	04/30/21	Until 07/31/22	280,000	238,000	0.141197
IOE	06/17/21	06/30/21	Until 07/31/22	630,000	535,500	0.317815
IOE	09/16/21	09/30/21	Until 07/31/22	600,000	510,000	0.303695
IOE	12/10/21	12/27/21	Until 07/31/22	805,000	684,250	0.408035
Dividends	12/10/21	12/27/21	Until 12/31/22	1,500,000	1,500,000	0.894487
Total				4,235,000	3,824,750

2020

	Dates			Gross Amount			Net Value			Amount per Share, Net
			Beginning of
Nature	Approval	Credit	Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/14/20	02/28/20	07/13/21	85,373	184,627	270,000	72,567	156,933	229,500	0.127456	0.140201
IOE	03/19/20	03/31/20	07/13/21	47,430	102,570	150,000	40,315	87,185	127,500	0.070809	0.077890
IOE	06/17/20	06/30/20	07/13/21	284,578	615,422	900,000	241,891	523,109	765,000	0.424852	0.467337
IOE	09/17/20	09/28/20	07/13/21	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
IOE	11/16/20	11/27/20	07/13/21	400,000	—	400,000	340,000	—	340,000	0.201367	—
IOE	12/11/20	12/28/20	07/13/21	260,000	—	260,000	221,000	—	221,000	0.130911	—
Dividends	12/11/20	12/28/20	10/05/21	1,200,000	—	1,200,000	1,200,000	—	1,200,000	0.710827	—
Total				2,482,909	1,347,091	3,830,000	2,290,472	1,145,028	3,435,500

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

Dividends and interest on capital decided on the credit date as of November 23, 2020, contemplate the effects of converting preferred shares into common shares (Note 24 a.1).

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

For the years ended December 31, 2021 and 2020, the Company reversed unclaimed dividends and interest on equity amounting to R$116,236 and R$99,788, respectively, which were included in calculations for decisions on Company dividends.

e)  Equity valuation adjustment

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

Changes in other comprehensive income were as follows:

	Financial assets at		Currency translation
	fair value through other		effects - foreign
	comprehensive income	Derivative transactions	investments	Total
Balance on 12.31.19	(9,081)	—	39,818	30,737
Translation gains	—	—	39,008	39,008
Losses derivative contracts	—	(4,147)	—	(4,147)
Gains on financial assets at fair value through other comprehensive income	290	—	—	290
Balance on 12.31.20	(8,791)	(4,147)	78,826	65,888
Translation losses	—	—	(1,186)	(1,186)
Gains derivative contracts	—	3,738	—	3,738
Losses on financial assets at fair value through other comprehensive income	(283)	—	—	(283)
Balance on 12.31.21	(9,074)	(409)	77,640	68,157

f)  Company shares repurchase program

On July 28, 2020, the Company’s Board of Directors, in accordance with article no. 17, item XV of the Bylaws and CVM Instruction no. 567/2015 (“ICVM 567”), approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase is being carried out using the capital reserve balance included in the ITRs with base date June 30, 2020 (R$1.165 billion), except for the reserves referred to in article 7, § 1, of ICVM 567.

This program is effective until January 27, 2022, with acquisitions made at B3, at market prices, observing the legal and regulatory limits.

The maximum amounts authorized for acquisition are 38,320,512 common shares.

g)  Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

Below, we present the earnings per share calculations for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Net income for the year	6,239,364	4,770,527	5,001,014
Common shares	6,239,364	1,991,046	1,581,308
Preferred shares	n.a.	2,779,481	3,419,706

Number of shares (thousands):	1,683,095	1,688,615	1,688,694
Weighted average number of outstanding common shares for the year	1,683,095	685,522	569,354
Weighted average number of outstanding preferred shares for the year	n.a.	1,003,093	1,119,340

Basic and diluted earnings per share:
Common shares	3.71	2.90	2.78
Preferred shares	n.a.	2.77	3.06

h)  Non-controlling shareholders

As a result of the partial sales (49.99%) of the operations of CloudCo Brasil and IoTCo Brasil, which took place in 2021 and presented in note 1.c), as of December 31, 2021, the consolidated information presented the amounts of interest held by controlling and non-controlling shareholders. controllers, as follows:

	CloudCo Brasil	IoTCo Brasil	Total
Equity at closing date	95,368	82,688	178,056
Company	47,694	41,352	89,046
Non-controlling shareholders	47,674	41,336	89,010
Net equity movements after closing	(7)	—	(7)
Company	(4)	—	(4)
Non-controlling shareholders	(3)	—	(3)
Statements of income movements after closing	(18,516)	(1,503)	(20,019)
Company	(9,260)	(752)	(10,012)
Non-controlling shareholders	(9,256)	(751)	(10,007)
Equity on 12.31.21	76,845	81,185	158,030
Company	38,430	40,600	79,030
Non-controlling shareholders	38,415	40,585	79,000

i)  Reconciliation of parent company and consolidated net income

As a result of the partial disposals (49.99%) of the operations of CloudCo Brasil and IoTCo Brasil, which took place in 2021 and presented in note 1.c), on December 31, 2021, we present the reconciliation of the parent company’s and consolidated net income:

Company net income	6,239,364
Participation of non-controlling shareholders	(10,007)
Cloud Co	(9,256)
IoT Co	(751)
Consolidated net income	6,229,357

25)  NET OPERATING REVENUE

a)   Accounting policy

Total revenues from packages that combine several products or services (fixed, mobile, data, internet or television) are allocated to each performance obligation based on their independent selling prices in relation to the total consideration for the package and recognized when (or as soon as) the obligation is satisfied. When packages promote some discount on equipment or services, an accounting adjustment is made to allocate the sale price between them based on their fair price, constituting a contractual asset or liability, which is appropriated to income over subsequent periods.

Revenues correspond substantially to the provision of telecommunication services, communications, sales of goods, advertising and other revenues, and are presented net of taxes, discounts and returns (in the case of sale of goods), levied on them.

Revenues from sales of prepaid cellular recharge credits, as well as the respective taxes due, are deferred and recognized in income as the services are effectively provided.

Revenues from equipment leasing contracts, classified as leasing (Vivo TECH product), are recognized when the equipment is installed, when the effective transfer of risk occurs. Revenues are recognized at the present value of future minimum contract payments.

Revenue from the sale of handsets to dealers is accounted for upon delivery, when all risks and benefits are transferred to accredited agents.

Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS, as the case may be, PIS and COFINS, as the case may be.

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

c)  Breakdown

	2021	2020	2019
Gross operating revenue	64,611,536	63,195,443	66,571,866
Services (1)	58,263,461	57,293,392	60,129,579
Sale of goods (2)	6,348,075	5,902,051	6,442,287

Deductions from gross operating revenue	(20,578,923)	(20,068,971)	(22,303,695)
Taxes	(13,019,110)	(13,022,712)	(13,894,361)
Services	(11,815,168)	(11,981,372)	(12,678,809)
Sale of goods	(1,203,942)	(1,041,340)	(1,215,552)

Discounts granted and return of goods	(7,559,813)	(7,046,259)	(8,409,334)
Services	(5,533,773)	(4,968,350)	(6,319,584)
Sale of goods	(2,026,040)	(2,077,909)	(2,089,750)

Net operating revenue	44,032,613	43,126,472	44,268,171
Services	40,914,520	40,343,670	41,131,186
Sale of Goods	3,118,093	2,782,802	3,136,985
(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.

No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2021, 2020 and 2019.

26)  OPERATING COSTS AND EXPENSES

	2021
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(861,876)	(2,661,782)	(588,016)	(4,111,674)
Third-party services (2)	(8,019,315)	(5,768,909)	(1,054,453)	(14,842,677)
Rental, insurance, condominium and connection means (3)	(1,187,976)	(57,852)	(44,187)	(1,290,015)
Taxes, charges and contributions (4)	(1,704,235)	(29,649)	(52,818)	(1,786,702)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,436,288)	—	(1,436,288)
Depreciation and amortization (5)	(9,688,780)	(1,506,862)	(842,689)	(12,038,331)
Cost of goods sold	(3,222,043)	—	—	(3,222,043)
Materials and other operating costs and expenses	(97,144)	(132,775)	(33,742)	(263,661)
Total	(24,781,369)	(11,594,117)	(2,615,905)	(38,991,391)

	2020
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(775,789)	(2,522,455)	(442,716)	(3,740,960)
Third-party services (2)	(7,120,850)	(5,888,370)	(1,078,582)	(14,087,802)
Rental, insurance, condominium and connection means (3)	(1,284,943)	(59,578)	(45,140)	(1,389,661)
Taxes, charges and contributions (4)	(1,690,171)	(32,517)	(47,428)	(1,770,116)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,740,358)	—	(1,740,358)
Depreciation and amortization (5)	(8,865,855)	(1,495,229)	(866,414)	(11,227,498)
Cost of goods sold	(2,878,533)	—	—	(2,878,533)
Materials and other operating costs and expenses	(76,942)	(133,048)	(44,713)	(254,703)
Total	(22,693,083)	(11,871,555)	(2,524,993)	(37,089,631)

	2019
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(758,780)	(2,568,363)	(430,409)	(3,757,552)
Third-party services (2)	(6,601,587)	(6,686,452)	(1,154,823)	(14,442,862)
Rental, insurance, condominium and connection means (3)	(1,388,217)	(78,401)	(57,359)	(1,523,977)
Taxes, charges and contributions (4)	(1,597,066)	(41,810)	(31,127)	(1,670,003)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,682,348)	—	(1,682,348)
Depreciation and amortization (5)	(8,624,228)	(1,501,096)	(794,468)	(10,919,792)
Cost of goods sold	(3,156,964)	—	—	(3,156,964)
Materials and other operating costs and expenses	(32,105)	(142,752)	(29,910)	(204,767)
Total	(22,158,947)	(12,701,222)	(2,498,096)	(37,358,265)
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

(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.
(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)	Includes the consolidated amounts of R$2,737,111, R$2,225,639 and R$1,939,401 in the years ended December 31, 2021, 2020 and 2019, respectively, related to the leases depreciation (Note 13.e).

27)  OTHER OPERATING INCOME (EXPENSES)

	2021	2020	2019
Recovered expenses and fines (1)	2,534,835	993,551	503,777
Provisions for labor, tax and civil contingencies (Note 20)	(1,066,022)	(673,905)	(625,480)
Net income from the FiBrasil operation, including goodwill write-off (note 1.c)	416,577	—	—
Other operating income, net (2)	42,235	224,442	425,721
Total	1,927,625	544,088	304,018
Other operating income	2,993,647	1,419,113	929,498
Other operating expenses	(1,066,022)	(875,025)	(625,480)
Total	1,927,625	544,088	304,018
(1)	For the years ended December 31, 2021 and 2020, include the amount related to PIS and COFINS tax credits (Note 9) amounting to R$1,660,295 and R$435,698, respectively, arising from decisions on lawsuits, in favor of the Company. The remaining balance refers to contractual fines and other tax credits.
(2)	Includes amounts of net gains on disposal of assets (real estate, scrap, etc.) and expenses with taxes on other income.

28)  FINANCIAL INCOME (EXPENSES)

a)  Accounting policy

These include interest, monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as financial assets at fair value through other comprehensive income, interest income or expense is recognized using the effective interest method, which discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

	2021	2020	2019
Financial Income
Interest income	312,978	177,236	272,158
Interest receivable (customers, taxes and other)	111,585	98,232	177,636
Gain on derivative transactions (Note 32)	149,089	181,162	315,351
Foreign exchange variations on loans and financing (Note 21)	—	—	5,140
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others) (1)	734,336	780,663	209,447
Other financial income	2,545	114,237	153,138
Total	1,310,533	1,351,530	1,132,870

Financial Expenses
Loan, financing, debenture and leases charges (Note 21) (2)	(924,215)	(648,816)	(830,686)
Foreign exchange variations on loans and financing (Note 21)	—	—	(4,036)
Loss on derivative transactions (Note 32)	(161,779)	(179,128)	(263,388)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(194,223)	(129,030)	(144,779)
Expenses with monetary variations of provisions for contingencies (Note 20)	(887,446)	(555,542)	(483,773)
Other expenses with foreign exchange and monetary variation (suppliers, taxes and others)	(76,276)	(250,281)	(131,518)
IOF, Pis, Cofins and other financial expenses	(193,174)	(162,162)	(94,831)
Total	(2,437,113)	(1,924,959)	(1,953,011)
Financial income (expenses), net	(1,126,580)	(573,429)	(820,141)
(1)	For the years ended December 31, 2021 and 2020, include the amount related to PIS and COFINS tax credits (Note 9) amounting to R$609,096 and R$512,659, respectively , arising from decisions on lawsuits, in favor of the Company.
(2)	Includes the consolidated amounts of R$828,710, R$526,127 and R$457,985 in the years ended December 31, 2021, 2020 and 2019, respectively, related to leases charges (Note 21.e).

29)  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)  Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.
b)	Digital TV services contracted.
c)	Amounts to be reimbursed by SP Telecomunicações Participações as a result of contractual clause of the purchase of Terra Networks equity interest.
d)	Corporate services passed through at the cost effectively incurred.
e)	Right to use certain software licenses and maintenance and support contracted.
f)	International transmission infrastructure for several data circuits and roaming services contracted.
g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.
h)	Marketing services.
i)	Information access services through the electronic communications network.
j)	Data communication services and integrated solutions.
k)	Long distance call and international roaming services.
l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.
m)	Brand fee for assignment of rights to use the brand.
n)	Computer technical support service.
o)	Cost Sharing Agreement for digital business.
p)	Rentals buildings.
q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.
r)	Integrated e-learning, online education and training solutions.
s)	Factoring transactions, credit facilities for services provided by the Group’s suppliers.
t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.
u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.
v)	Adquira Sourcing platform - online solution to transact purchase and sale of various types of goods and services.

w)	Digital Media, marketing services and exploration of in-store and outdoor Digital Marketing.
x)	Tower operations between the Company and Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company. As a result of the sale of the tower division of Telxius Telecom, SA to American Tower International, Inc., for the year of 2021, the amounts related to assets and liabilities are no longer presented as related parties and related amounts to the income statement are being presented for the period from January to May 2021.
y)	Indexation credits to be received by the Company from the sale of equity interest in Fibrasil.
z)	Amounts referring to installments receivable as a result of the sale of equity interest and capital contributions.
aa)	Consulting service for the construction of a fiber optic network.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 31).

Telefônica Corretora de Seguros (“TCS”) acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

The following table summarizes the consolidated balances with related parts:

		Balance Sheet - Assets
		12.31.21			12.31.20
	Type of	Cash and cash	Accounts	Other	Cash and cash	Accounts
Companies	transaction	equivalents	receivable	assets	equivalents	receivable	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	—	1	10,315	—	8	9,876
Telefónica Latinoamerica Holding	l)	—	—	24,879	—	—	19,188
Telefónica	l)	—	—	4,825	—	—	4,796
		—	1	40,019	—	8	33,860
Other Group companies
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	—	3,632	109	—	3,113	221
Telefónica Venezolana	k) / l)	—	8,016	2,196	—	6,852	2,196
Telefônica Digital España	g) / l)	—	114	—	—	1,151	—
Telefônica Factoring do Brasil	a) / d) / s)	—	2,187	80	—	8,919	62
Telefónica International Wholesale Services II, S.L.	a) / j) / k)	—	18,183	—	—	54,249	—
Telefônica Serviços de Ensino	a) / d)	—	36	20	—	130	24
Telefónica Moviles Argentina	j) / k)	—	6,352	—	—	5,883	—
Telefónica USA	j)	—	657	—	—	4,126	—
Telfisa Global BV	q)	66,682	—	—	47,313	—	—
Telxius Cable Brasil	a) / d) / l) / j)	—	3,915	1,221	—	4,624	223
Terra Networks Mexico	g) / h)	—	—	—	—	4,962	—
Telefónica Cyber Tech Brasil	a) / d) / j) /p)	—	1,772	1,280	—	439	23,416
Telefônica Infra, S.L	y)	—	—	446,317	—	—	—
FiBrasil Infraestrutura e Fibra Ótica	aa)	—	12,167	53,088	—	—	—
T. IoT Big Data Tech ESP	l) / z)	—	3,229	66,604	—	—	—
T. Cybercloud Tech Esp	z)	—	—	49,286	—	—	—
Outras		—	6,876	6,068	—	10,893	12,833
		66,682	67,136	626,269	47,313	105,341	38,975
Total		66,682	67,137	666,288	47,313	105,349	72,835

Current assets
Cash and cash equivalents (Note 3)		66,682	—	—	47,313	—	—
Trade accounts receivable (Note 5)		—	67,137	—	—	105,349	—
Other assets (Note 11)		—	—	301,427	—	—	72,340
Non-current assets
Other assets (Note 11)		—	—	364,861	—	—	495

		Balance Sheet - Liabilities
		12.31.21		12.31.20
		Trade accounts	Other	Trade accounts	Other
		payable and	liabilities and	payable and	liabilities and
Companies	Type of transaction	other payables	leases	other payables	leases
Parent Companies
SP Telecomunicações Participações	y)	—	26,855	—	27,599
Telefónica Latinoamerica Holding	l)	4,983	—	—	—
Telefónica	l) / m)	4,969	97,996	8,274	673
		9,952	124,851	8,274	28,272
Other Group companies
Media Networks Latin America S.A.C.	b)	—	—	5,660	—
Telefónica International Wholesale Services Brasil	f) / l) / k)	45,493	318	52,161	318
T.O2 Germany GMBH CO. OHG	k)	—	—	769	—
Telefónica Venezolana	k)	6,057	—	6,038	—
Telefónica Compras Electrónica	v)	33,215	—	32,187	—
Telefônica Digital España	o)	69,966	—	115,899	—
Telefônica Factoring do Brasil	s)	—	7,253	—	1,551
Telefónica Global Technology	e)	9,448	—	30,535	—
Telefónica International Wholesale Services II, S.L.	f) / k)	41,630	—	80,254	—
Telefônica Serviços de Ensino	r)	134	—	4,480	—
Telefónica Moviles Argentina	k)	1,486	—	757	—
Telefónica Moviles España	k)	—	—	1,283	—
Telefónica USA	f)	10,828	288	12,688	269
Telxius Cable Brasil	f) / l)	44,229	1,572	18,937	1,572
Telxius Torres Brasil	l) / x)	—	—	74,655	1,393,898
Terra Networks Mexico	h)	6,205	—	5,231	—
Telefónica Cyber Tech Brasil	aa)	59,886	37	15,131	—
Companhia AIX Participações	u)	—	70,845	—	78,236
T. IoT Big Data Tech ESP	o)	21,706	—	4,633	—
T. Cybercloud Tech Esp	o)	12,153	—	1,737	—
FiBrasil Infraestrutura e Fibra Ótica	aa)	54,619	3,267	—	—
Outras		15,740	275	18,030	223
		432,795	83,855	481,065	1,476,067
Total		442,747	208,706	489,339	1,504,339

Current liabilities
Trade accounts payable and other payables (Note 17)		442,747	—	489,339	—
Leases (Note 21)		—	25,801	—	346,291
Other liabilities (Note 23)		—	134,221	—	33,244
Non-current liabilities
Leases (Note 21)		—	45,044	—	1,124,217
Other liabilities (Note 23)		—	3,640	—	587

		Income statement
		2021			2020			2019
			Operating			Operating			Operating
			revenues			revenues			revenues
			(cost and	Financial		(cost and	Financial		(cost and	Financial
		Operating	other	income	Operating	other	income	Operating	other	income
Companies	Type of transaction	revenues	expenses)	(expenses)	revenues	expenses)	(expenses)	revenues	expenses)	(expenses)
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	12	574	—	10	558	—	5	497	—
Telefónica Latinoamerica Holding	l)	—	5,925	(341)	—	19,181	7,217	—	18,309	851
Telefónica	l) / m)	—	(375,994)	(3,461)	—	(370,703)	(13,163)	—	(367,509)	(5,226)
		12	(369,495)	(3,802)	10	(350,964)	(5,946)	5	(348,703)	(4,375)
Other Group companies
Colombia Telecomunicaciones	k) / l)	—	—	—	110	306	118	111	321	(17)
Fundação Telefônica	t)	—	(9,704)	—	—	(9,998)	—	—	(11,971)	—
Telefónica International Wholesale Services Brasil	a) / d) / f) / k) / l) / p)	7,510	(108,094)	—	5,586	(105,384)	—	757	(104,105)	(54)
Media Networks Latin America S.A.C.	b)	—	(6,593)	(105)	—	(28,471)	(246)	—	(41,023)	(596)
Telefônica Serviços de Ensino	a) / d) / r)	348	(24,585)	—	877	(26,072)	—	1,085	(35,228)	—
T.O2 Germany GMBH CO. OHG	k)	—	—	—	32	3,565	823	(100)	489	1,845
Telefónica Compras Electrónica	v)	—	(38,911)	—	—	(33,919)	—	—	(30,814)	—
Telefônica Digital España	g) / l) / o)	—	(155,508)	(4,351)	366	(142,343)	(22,992)	299	(127,182)	(3,016)
Telefônica Factoring do Brasil	a) / d) / s)	1,882	254	(7,267)	7,674	252	(1,551)	2,418	239	(4,048)
Telefónica Global Technology	e)	—	(88,397)	(135)	—	(80,784)	(6,470)	—	(63,947)	388
Telefónica International Wholesale Services II, S.L.	a)/ f) / j) / k)	52,732	(72,781)	531	65,246	(88,730)	9,451	48,819	(75,693)	(4,128)
Telefónica Moviles Argentina	k)	765	(776)	75	2,152	1,340	200	4,030	(3,437)	90
Telefónica Moviles España	k)	—	—	—	554	949	(62)	410	(1,737)	545
Telefónica USA	f) / j)	343	(21,613)	(1,587)	—	(17,186)	(436)	38	(19,793)	1,700
Telxius Cable Brasil	a) / d) / f) / l) / p)	43,338	(235,371)	(7,381)	12,066	(314,327)	(30,251)	13,585	(252,436)	(7,415)
Telxius Torres Brasil	a) / d) / p) / x)	—	—	—	8,902	1,178	(69,137)	3,652	756	(24,144)
Terra Networks Mexico	h)	3,790	(4,796)	118	847	(8,428)	166	2,535	(5,639)	567
Telefónica Cyber Tech Brasil	d) / j) /p) / aa)	974	(120,364)	—	347	(15,544)	—	—	—	—
Companhia AIX Participações	a) / u)	—	—	(3,856)	28	—	(1,252)	38	(24,174)	—
Telefônica On The Spot Soluções Digitais Brasil	a) / d) / p) / w)	16,891	(1,650)	—	282	(5,795)	—	—	—	—
T. IoT Big Data Tech ESP	l) / o)	—	(76,218)	827	500	(4,838)	—	—	—	—
T. Cybercloud Tech Esp	o)	—	(19,842)	(229)	—	(1,811)	74	—	—	—
Telefônica Infra, S.L	a) / c) / d) / l) / p)	—	—	11,737	—	—	—	—	—	—
FiBrasil Infraestrutura e Fibra Ótica	aa)	39,018	(32,117)	973	—	—	—	—	—	—
Other		6,660	(14,895)	1,279	2,293	(5,351)	1,420	6,860	(58,763)	588
		174,251	(1,031,961)	(9,371)	107,862	(881,391)	(120,145)	84,537	(854,137)	(37,695)
Total		174,263	(1,401,456)	(13,173)	107,872	(1,232,355)	(126,091)	84,542	(1,202,840)	(42,070)

b)  Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2021 and 2020 totaled R$32,205 and R$27,802, respectively. Of this amount, R19,658 (R$17,470 on December 31, 2020) corresponds to salaries, benefits and social charges and R$12,547 (R$10,332 on December 31, 2020) to variable compensation.

These were recorded as personnel expenses in General and administrative expenses.

For the years ended December 31, 2021 and 2020, the Directors and Officers received no pension, retirement or similar benefits.

30)  SHARE-BASED PAYMENT PLANS

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

On December 31, 2021, the value of Telefónica’ share price was Eur 3.8520.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 26), in the amounts of R$17,867 and R$19,196 for the years ended December 31, 2021 and 2020, respectively.

The main plans in effect on December 31, 2021 are detailed below:

Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

●	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 130 active executives with potential rights to receive 100,500 shares of Telefónica.
●	The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 146 active executives with potential rights to receive 117,200 shares of Telefónica.
●	The 2021-2023 cycle (January 1, 2021 to December 31, 2023): includes 190 active executives with potential rights to receive 325,500 shares of Telefónica.

Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

●	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 77 active executives (including 3 executives appointed under the Company’s by-laws), with the potential right to receive 792,868 shares of Telefónica.
●	The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 90 active executives (including 3 executives appointed under the Company’s by-laws), with the potential right to receive 532,657 shares of Telefónica.
●	The 2021-2023 cycle (January 1, 2021 to December 31, 2023): includes 96 active executives (including 3 executives appointed under the Company’s by-laws), with the potential right to receive 1,855,383 shares of Telefónica.

Global Employee Share Plan (“GESP”)

On July 31, 2021, the Global Employee Share Plan (“GESP”) cycle was completed, with the delivery of shares on August 4, 2021 to employees who complied with the conditions established by the plan.

On December 31, 2021 and 2020, the consolidated liability balances of the plans mentioned above were R$109,682 and R$86,296, respectively, including taxes.

31)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

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

The Company and its subsidiaries manage and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/1998 (which provides for private health care and health insurance plans). As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

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

c)    Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/1998	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS and Cloud Co

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Visão Prev Sociedade de Previdência Complementar (“Visão Prev”) and Fundação Sistel de Seguridade Social (“Sistel”).

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

With the exception of the Companhia Telefônica Brasileira ("CTB”) and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company’s assets or that of its subsidiaries does not reflect the total surplus determined in these plans, as it only considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is on December 31, 2021 and 2020, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2021, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of August 31, 2021, both plans projected for December 31, 2021. For comparative exercises, the actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2020, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2020, both plans projected for December 31, 2020.

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

c.1.2) Health care plan – Law No. 9656/1998

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

c.2) Post-employment Social Security Plans

The actuarial valuation made for the pension plan (CTB, PBS-A, Telefônica BD and Visão Plans) used the registration of the participants with a base date of July 31, 2021, projected for December 31, 2021 and the registration of the participants with a base date of July 31, 2020, projected for December 31, 2020.

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

According to PREVIC Ordinance No. 1,061, of December 5, 2019, published in the DOU on December 9, 2019, Sistel approved the distribution of part of its surplus, in the form of PBS-A’s special reserve, with reversal of values to sponsors and improvement of benefits, in the form of temporary income, to those assisted.The participation corresponding to the Company in the distribution of this reserve was calculated in the amount of R$215,328, with expected distribution in the form of 36 monthly payments, corrected by the plan’s income (Note 11).

Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2021 and 2020. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

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

c.2.3) Telefônica DB Plan

The Company individually sponsors the defined benefit retirement, Telefônica DB plan.

In order to improve allocation of Telefônica DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic Application Lifecycle Management (“ALM”) study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan presents sustainable projection of their coverage ratio with the current investments’ portfolio.

At the time of the concession, a benefit is calculated which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefits to the participants who are already receiving them, and to the new pensions.

c.2.4) VISÃO Plans

In 2021, the Visão Telefônica and Visão Multi plans, due to their similarity, are now shown together under the name Visão.

The Company and its subsidiaries sponsor defined contribution plans with defined benefit components (hybrid plans) and pension benefits, the Visão plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$54,592 on December 31, 2021 (R$40,983 on December 31, 2020).

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

c.3)  Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets)

	12.31.21			12.31.20
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Present value of DB plan obligations	2,066,175	1,401,044	3,467,219	2,238,700	1,863,359	4,102,059
Fair value of plan assets	3,310,273	860,165	4,170,438	3,411,297	1,004,048	4,415,345
Net liabilities (assets)	(1,244,098)	540,879	(703,219)	(1,172,597)	859,311	(313,286)

Asset limitation	1,217,739	40,146	1,257,885	1,081,325	21,480	1,102,805

Current assets	(90,538)	—	(90,538)	(82,935)	—	(82,935)
Non-current assets	(4,613)	—	(4,613)	(82,127)	—	(82,127)
Current liabilities	7,146	12,800	19,946	6,475	15,680	22,155
Non-current liabilities	61,646	568,225	629,871	67,315	865,111	932,426

c.3.2) Total expenses recognized in the statement of income

	2021			2020			2019
	Post-	Post-		Post-	Post-		Post-	Post-
	retirement	retirement		retirement	retirement		retirement	retirement
	pension plans	health plans	Total	pension plans	health plans	Total	pension plans	health plans	Total
Current service cost	2,184	21,361	23,545	3,036	26,576	29,612	3,155	16,293	19,448
Net interest on net actuarial assets/liabilities	(7,062)	70,436	63,374	(10,385)	82,151	71,766	5,713	56,612	62,325
Total	(4,878)	91,797	86,919	(7,349)	108,727	101,378	8,868	72,905	81,773

c.3.3) Amounts recognized in other comprehensive income (loss)

	2021			2020			2019
	Post-	Post-		Post-	Post-		Post-	Post-
	retirement	retirement		retirement	retirement		retirement	retirement
	pension plans	health plans	Total	pension plans	health plans	Total	pension plans	health plans	Total
Actuarial losses (gains)	(70,083)	(399,872)	(469,955)	114,556	(256,010)	(141,454)	(188,889)	412,416	223,527
Asset limitation effect	56,024	17,008	73,032	(128,320)	(40,137)	(168,457)	(24,297)	2,430	(21,867)
Total	(14,059)	(382,864)	(396,923)	(13,764)	(296,147)	(309,911)	(213,186)	414,846	201,660

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.21			12.31.20
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Net defined benefit liability (asset) at the beginning of the year	(91,272)	880,791	789,519	(138,745)	1,072,873	934,128
Expenses	(4,878)	91,797	86,919	(7,349)	108,727	101,378
Sponsor contributions	(8,071)	(8,699)	(16,770)	(8,229)	(4,662)	(12,891)
Amounts recognized in OCI	(14,059)	(382,864)	(396,923)	(13,764)	(296,147)	(309,911)
Distribution of reserves	91,921	—	91,921	76,815	—	76,815
Net defined benefit liability (asset) at the end of the year	(26,359)	581,025	554,666	(91,272)	880,791	789,519
Actuarial assets per balance sheet	(95,151)	—	(95,151)	(165,062)	—	(165,062)
Actuarial liabilities per balance sheet	68,792	581,025	649,817	73,790	880,791	954,581

c.3.5) Changes in defined benefit liability

	12.31.21			12.31.20
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Defined benefit liability at the beginning of the year	2,238,700	1,863,359	4,102,059	2,429,478	2,016,614	4,446,092
Current service costs	2,184	21,361	23,545	3,036	26,576	29,612
Interest on actuarial liabilities	160,140	144,463	304,603	167,991	150,510	318,501
Benefits paid	(175,863)	(52,570)	(228,433)	(171,177)	(48,101)	(219,278)
Member contributions paid	336	—	336	346	—	346
Actuarial losses (gains) adjusted by experience	176,664	(316,034)	(139,370)	(70,783)	(33,088)	(103,871)
Actuarial losses (gains) adjusted by demographic assumptions	—	—	—	(8,378)	(52,071)	(60,449)
Actuarial losses (gains) adjusted by financial assumptions	(335,986)	(259,535)	(595,521)	(111,813)	(197,081)	(308,894)
Defined benefit liability at the end of the year	2,066,175	1,401,044	3,467,219	2,238,700	1,863,359	4,102,059

c.3.6) Changes in the fair value of plan assets

	12.31.21			12.31.20
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Fair value of plan assets at the beginning of the year	3,411,297	1,004,048	4,415,345	3,696,914	1,001,112	4,698,026
Benefits paid	(169,257)	(43,912)	(213,169)	(164,587)	(43,477)	(208,064)
Participants contributions paid	336	—	336	346	—	346
Sponsor contributions paid	1,465	40	1,505	1,638	38	1,676
Interest income on plan assets	247,591	75,686	323,277	259,331	72,604	331,935
Return on plan assets excluding interest income	(89,238)	(175,697)	(264,935)	(305,530)	(26,229)	(331,759)
Distribution of reserves	(91,921)	—	(91,921)	(76,815)	—	(76,815)
Fair value of plan assets at the end of the year	3,310,273	860,165	4,170,438	3,411,297	1,004,048	4,415,345

c.3.7) Changes in asset limitation

	12.31.21			12.31.20
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Asset Limitation at the beginning of the year	1,081,325	21,480	1,102,805	1,128,691	57,371	1,186,062
Interest on the asset limitation	80,390	1,658	82,048	80,954	4,246	85,200
Changes in the assets limitation, except interest	56,024	17,008	73,032	(128,320)	(40,137)	(168,457)
Asset Limitation at the end of the year	1,217,739	40,146	1,257,885	1,081,325	21,480	1,102,805

c.3.8) Results projected for 2022

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Current service cost	1,857	13,667	15,524
Net interest on net defined benefit liability/asset	(2,466)	51,628	49,162
Total	(609)	65,295	64,686

c.3.9) Sponsoring company contributions projected for 2022

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Sponsor contributions	1,660	—	1,660
Benefits paid directly by the sponsor	7,092	12,807	19,899
Total	8,752	12,807	21,559

c.3.10) Average weighted duration of defined benefit liability

	Post-		Post-
	retirement		retirement
	pension plans		health plans
In 2021	8.4	years	14.3	years
In 2020	7.9	years	16.3	years

c.3.11) Actuarial assumptions

12.31.21
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão Multi: 8.6% Visão Telefônica: 8.56% PBS-A, Telefônica BD and CTB: 8.61%	PAMA and PCE: 8.74% Lei 9.656/98: 8.78%
Future salary growth rate	CTB e PBS-A: N/A Visão Telefônica: 4.5% Visão Multi: 6.09% Telefônica BD: 4.32%	N/A
Medical expense growth rate	N/A	6.35%
Nominal annual adjustment rate of pension benefits	3.25%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Male, down-rated by 60% Visão: N/A	RP-2000 Disabled Male, down-rated by 60%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão Telefônica: Álvaro Vindas, down-rated by 50% Visão: Light-Fraca, down rated by 50%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/1998: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2021 as follows: (i) Long-term inflation rate 3.25%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

12.31.20
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.4% / PBS-A: 7.4% / Telefônica BD: 7.7% / CTB: 7.0%	PAMA and PCE: 7.7% / Law 9.656/1998: 7.9%
Future salary growth rate	CTB and PBS-A: N/A / Visão telefônica: 4.8% / Visão Multi: 6.4% / Telefônica BD: 4.6%	N/A
Medical expense growth rate	N/A	6.6%
Nominal annual adjustment rate of pension benefits	3.5%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Male, down-rated by 60% Visão: N/A	PAMA and PCE: RP-2000 Disabled Male, down-rated by 40% Law 9.656/98: RP-2000 Disabled Male, down-rated by 60%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão Telefônica: Álvaro Vindas, down-rated by 50% Visão: Light-Fraca, down rated by 50%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/1998: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2020 as follows: (i) Long-term inflation rate 3.5%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

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

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-	Post-
	retirement	retirement
	pension plans	health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,066,175	1,401,044	3,467,219
Defined benefit liability, based on prior-year actuarial assumptions	2,402,161	1,660,579	4,062,740
Difference from change in actuarial assumptions	(335,986)	(259,535)	(595,521)

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

Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Defined benefit liability, discounted to present value at current rate	2,066,175	1,401,044	3,467,219
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	1,988,887	1,312,447	3,301,334
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,149,286	1,499,717	3,649,003

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,066,175	1,401,044	3,467,219
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,066,175	1,606,733	3,672,908
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,066,175	1,232,625	3,298,800

c.3.14) Allocation of plan assets

	12.31.21		12.31.20
	Post-retirement	Post-retirement	Post-retirement	Post-retirement
	pension plans	health plans	pension plans	health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,756,822	799,953	2,878,204	938,986
Treasury Financial Letter	222,907	59,352	183,744	65,062
Repurchase operations	136,725	—	171,534	—
Debentures	29,278	—	22,104	—
Financial Letter	883	—	15,099	—
FIDC shares / Others	20,919	—	22,815	—
National Treasury Notes (LTN)	23,379	860	167	—
Variable income investments
Investments linked to funds and market indexes	5,667	—	5,678	—
Investments in other sectors	—	—	286	—
Real estate investments	91,845	—	90,325	—
Loans to participants	20,496	—	19,374	—
Structured and overseas investments	1,352	—	1,967	—
Total	3,310,273	860,165	3,411,297	1,004,048

32)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

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

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Financial assets classified and measured at amortized cost are maintained in a business plan with the objective of maintaining financial assets in order to obtain contractual cash flows while financial assets classified and measured at fair value against other comprehensive income are maintained in a business model. with the objective of obtaining contractual cash flows and for the purpose of sale.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable,financial investments and derivative financial instruments.

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

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

●	The rights to receive the cash flows from the asset have expired; or

●	The Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, leases,5G licenses and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

●	Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the statement of income when incurred.
●	Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

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

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

●	Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and
●	Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned.

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

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency non- deliverable forward contracts to hedge against currency risks.

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

On December 31, 2021 and 2020, the Company held no embedded derivatives contracts.

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

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency’s coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.21	12.31.20	12.31.21	12.31.20
Assets position	285,243	411,650	60,884	69,416

Foreign Currency	243,812	316,322	116	1,265
US$ (1)	148,060	97,753	—	306
EUR (1)	90,114	91,863	—	888
NDF US$ (3)	5,638	126,706	116	71

Floating rate	—	44,560	—	127
CDI (1)	—	44,560	—	127

Inflation rates	41,431	50,768	60,768	68,024
IPCA (2)	41,431	50,768	60,768	68,024

Liabilities position	(285,243)	(411,650)	(73,560)	(74,980)

Floating rate	(279,605)	(240,384)	(73,560)	(67,609)
CDI (1) (2)	(279,605)	(240,384)	(73,560)	(67,609)

Fixed rate	(5,638)	(126,706)	—	(6,662)
NDF US$ (3)	(5,638)	(126,706)	—	(6,662)

Foreign Currency	—	(44,560)	—	(709)
US$ (1)	—	(44,560)	—	(709)

	Assets position		60,884	69,416
	Current		6,451	5,902
	Non-current		54,433	63,514

	Liabilities position		(73,560)	(74,980)
	Current		(4,538)	(8,864)
	Non-current		(69,022)	(66,116)
	Amounts payable, net		(12,676)	(5,564)
(1)

Foreign currency swaps (Euro and CDI x Euro) (R$88,168)) and (US$ and CDI x US$) (R$147,271) - maturing through February 21, 2022 to hedge currency risk affecting net amounts payable (carrying amount R$89,918 in Euros and LIBOR) and receivables (carrying amount R$147,769 in US$).

(2)	IPCA x CDI swaps (R$226,360) - maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$226,360).
(3)

NDF US$ x R$ (R$29,592) - forward operations contracted with maturity up to January 27, 2022, with the objective of protecting against risks of exchange rate variations in service contracts (book value of R$ R$29,592 in dollars).

The table below shows the breakdown of swaps maturing after December 31, 2021:

							Amount
	Maturing in						receivable
						2027	(payable) on
Swap contract	2022	2023	2024	2025	2026	onwards	12.31.21
Foreign currency x CDI	(4,559)	—	—	—	—	—	(4,559)
CDI x Foreign Currency	—	—	—	—	—	—	—
IPCA x CDI	6,356	5,462	5,136	4,813	4,482	(34,482)	(8,233)
NDF US$ x Fixed rate	116	—	—	—	—	—	116
Total	1,913	5,462	5,136	4,813	4,482	(34,482)	(12,676)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On December 31, 2021 and 2020, the transactions with derivatives generated a negative e positive consolidated net result of R$12,690 and R$2,034, respectively (Note 28).

c.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

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

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2021.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	88,168	110,209	132,251
Payables in EUR	Debt (appreciation risk EUR)	(112,764)	(140,955)	(169,146)
Receivables in EUR	Debt (depreciation risk EUR)	22,847	28,558	34,270
	Net Exposure	(1,749)	(2,188)	(2,625)

Hedge (assets position)	Derivatives (depreciation risk US$)	147,271	184,089	220,907
Payables in US$	Debt (appreciation risk US$)	(365,628)	(457,034)	(548,441)
Receivables in US$	Debt (depreciation risk US$)	217,859	272,324	326,788
	Net Exposure	(498)	(621)	(746)

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	226,360	208,711	193,191
Debt in IPCA	Debt (risk of increase in IPCA)	(226,360)	(208,711)	(193,191)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	29,592	36,990	44,388
OPex in US$	OPex (appreciation risk US$)	(29,592)	(36,990)	(44,388)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	300,085	282,435	266,916
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(178,461)	(178,461)	(178,461)
	Net Exposure	121,624	103,974	88,455
Total net exposure in each scenario		119,377	101,165	85,084

Net effect on changes in current fair value		—	(18,212)	(34,293)

The assumptions used by the Company for the sensitivity analysis on December 31, 2021 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.5805	6.9756	8.3708
EUR	6.3208	7.9128	9.4954
IPCA	10.06%	12.58%	15.09%
IGPM	17.78%	22.23%	26.67%
CDI	9.15%	11.44%	13.73%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on December 31, 2021, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

d) Classification of financial assets and liabilities by category and fair value hierarchy

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. Below, we present the composition and classification of financial assets and liabilities as of December 31, 2021 and 2020.

		Fair value	Book value		Fair value
	Classification by category	hierarchy	12.31.21	12.31.20	12.31.21	12.31.20
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		6,448,483	5,762,081	6,448,483	5,762,081
Financial investments (note 4)	Amortized cost		30,109	—	30,109	—
Trade accounts receivable (Note 5)	Amortized cost		8,100,269	8,182,667	8,100,269	8,182,667
Derivative transactions (Note 32)	Measured at fair value through OCI	Level 2	6,451	5,902	6,451	5,902
Sale of real estate and other receivables (Note 11)	Amortized cost		132,963	120,105	132,963	120,105
Related-party receivables (Note 29)	Amortized cost		301,427	72,340	301,427	72,340

Non-current
Financial investments (note 4)	Amortized cost		37,238	46,280	37,238	46,280
Trade accounts receivable (Note 5)	Amortized cost		470,882	379,898	470,882	379,898
Derivative transactions (Note 32)	Measured at fair value through OCI	Level 2	54,433	63,514	54,433	63,514
Sale of real estate and other receivables (Note 11)	Amortized cost		97,523	89,803	97,523	89,803
Related-party receivables (Note 29)	Amortized cost		364,861	495	364,861	495
Total financial assets			16,044,639	14,723,085	16,044,639	14,723,085

Financial Liabilities
Current
Trade accounts payable, net (Note 17)	Amortized cost		7,132,402	6,613,004	7,132,402	6,613,004
Loans, financing and leases (Note 21)	Amortized cost		224,606	375,756	224,606	375,772
Loans, financing and leases (Note 21)	Measured at fair value through profit or loss	Level 2	2,907,481	2,262,048	2,907,481	2,262,048
Debentures (Note 21)	Amortized cost		1,028,463	1,044,668	1,028,787	1,030,528
5G Licenses (Note 21)	Amortized cost		2,746,342	—	2,746,342	—
Derivative transactions (Note 32)	Measured at fair value through OCI	Level 2	4,538	8,864	4,538	8,864
Liabilities with ANATEL (Note 23)	Amortized cost		47,976	52,466	47,976	52,466
Amounts to be refunded to customers (Note 23)	Amortized cost		43,964	44,973	43,964	44,973
Liabilities with related parties (Note 29)	Amortized cost		134,221	33,244	134,221	33,244

Non-current
Loans, financing and leases (Note 21)	Amortized cost		4	51	4	49
Loans, financing and leases (Note 21)	Measured at fair value through profit or loss	Level 2	8,322,618	8,556,735	8,322,618	8,556,735
Debentures (Note 21)	Amortized cost		—	999,908	—	986,662
5G Licenses (Note 21)	Amortized cost		1,704,464	—	1,704,464	—
Derivative transactions (Note 32)	Measured at fair value through OCI	Level 2	69,022	66,116	69,022	66,116
Liabilities with ANATEL (Note 23)	Amortized cost		517,147	471,140	517,147	—
Liabilities with related parties (Note 29)	Amortized cost		3,640	587	3,640	587
Total financial liabilities			24,886,888	20,529,560	24,887,212	20,031,048

e)  Capital management

The purpose of the Company’s capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company’s business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2021, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, 5G licenses and transactions with derivatives, less cash and cash equivalents, financial investments and accounts receivable for credit rights (FIDC).

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.21	12.31.20
Cash and cash equivalents	6,448,483	5,762,081
Financial investments	30,109	—
Accounts receivable - FIDC	25,071	1,975
Loans, financing, debentures, leases and 5G Licenses	(16,933,978)	(13,239,166)
Derivative transactions, net	(12,676)	(5,564)
Net debt	10,442,991	7,480,674
Net equity	70,006,196	69,556,764
Net debt-to-equity ratio	14.92%	10.75%

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

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$21,129 thousand, €14,124 thousand and £66 thousand paid by December 31, 2021 and US$3,845 thousand, €14,508 thousand and £66 thousand paid by December 31, 2020) to mitigate its foreign exchange risks.

f.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,344,942 and R$5,570,106 on December 31, 2021 and 2020, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

f.3) Liquidity Risk

Liquidity risk consists of the eventuality that the Company does not have sufficient funds to meet its commitments due to the different realization and settlement terms of its rights and obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 21), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

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

f.5) Environmental Risks

The Company’s operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company are unable to meet present and future requirements, or identify and manage new or existing environmental liabilities, the Company will have to incur significant costs, which include cleaning costs, indemnities, compensation, remediation of contaminated areas, conduct adjustment, fines, suspension activities and other penalties, investments to improve facilities or change processes, or interruption of operations, in addition to damage to reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, the entry into force of more severe laws and regulations or other unforeseen events may result in significant environmental liabilities. The occurrence of any of these factors could have a material adverse effect on the Company’s business, results of operations and financial and equity condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000,000.00 (fifty million reais), with losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

f.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company’s business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company’s authorizations to provide telecommunication services in Brazil. ANATEL, the country’s telecommunications industry regulator, regulates, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company’s ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; and obligations related to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operate under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company’s success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company’s authorizations and/or licenses. According to the Company operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company’s operating authorizations and concession. Any partial or total termination of any of the Company’s operating authorizations and licenses or the Company’s concession would have a material adverse effect on the Company’s business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market power over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company’s business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of the Company’s revenue and cost bases. These fees are charged between telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees the Company can receive, or ability to collect such fees, the Company’s businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company’s business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or stricter operational and/or service requirements; the granting of operating licenses in the Company’s areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant sanctions or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

f.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

On December 31, 2021, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

f.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations where its are securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

f.9) Impacts of the Coronavirus pandemic (COVID-19)

In March 2020, the World Health Organization (“WHO”) declared that the outbreak of Coronavirus (COVID-19) to be a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and weakened economic conditions, both in Brazil and abroad.

As part of its efforts to curb the spread of COVID-19, federal, state and municipal governments at times imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of business closings slowdowns. Such restrictions had an adverse impact on the Company and some of its customers and suppliers operated below their capacities or completely paralyzed their operations, which adversely affected the Company’s sales.

As the COVID-19 pandemic developed during 2020, and continues to-date, the Company’s main focus was and will continue to be the health, safety and well-being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous measures to protect its employees, customers and suppliers. These include, among others, adhering to social distance protocols, allowing the majority of its employees to work from home, suspending non-essential travel, disinfecting facilities and workspaces extensively and frequently, suspending non-essential visitors and requiring the use of facial masks for employees who need to be present at the Company’s facilities. The Company expects to continue with these measures and may take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, except for essential goods services providers, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company experienced reduced demand and, consequently, has experienced some impacts on its business and results. Should this scenario persist, it may have a significant adverse effect on the economies and global financial markets, as well as on the Company’s business, results of operations and financial situation.

The possible effects on the Company’s business will depend on the intensity and extent of the COVID-19 pandemic, alleviated by the vaccination campaign, which started in Brazil in January 2021.

Thus, management cannot accurately predict the impacts on the business, as it will depend on a number of factors, namely:

●	The duration and scope of the pandemic.
●	Government, business and individual actions that were and continue to be taken in response to the pandemic.
●	The impact of the pandemic on economic activity and actions taken in response.
●	The time it will take for economic activity to return to previous levels.
●	The effect on the Company’s customers and the demand for its products and services.
●	The Company’s ability to continue selling its products and services, including to those working from home.
●	Ability of the Company’s customers to pay for its products and services; and

●	Any closings of the Company’s facilities and those of its customers and suppliers.

Among the main impacts resulting from COVID-19 in 2021, are:

●	Reduction of commercial activities in stores due to temporary closure in the period, which has already returned to normal activity; and
●	The Company maintained its offer to customers the possibility of making installments with payments in up to 10 installments, free of fines and interest.

In the year ended December 31, 2021, no material effects were noted on the Company’s operations; it continues to evaluate and monitor government responses and economic performance and the potential impacts on its operations.

33)  ADDITIONAL INFORMATION ON CASH FLOWS

a)  Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2021 and 2020.

		Cash flows	Cash flows
		from financing	from operating
		activities	activities	Financing activities not involving cash and cash equivalents
				Financial
				charges,
				foreign
				exchange	Additions	Interim and
				variation	of leases	unclaimed
				and	and	dividends
	Balance on	Write-offs	Write-offs	contracts	supplier	and interest	Balance on
	12.31.20	(payments)	(payments)	cancelattions	financing	on equity	12.31.21
Interim dividends and interest on equity	3,865,998	(4,901,326)	—	—	—	5,301,043	4,265,715
Loans and financing	375,812	(370,709)	(10,252)	7,919	221,840	—	224,610
Leases	10,818,778	(2,455,690)	(804,884)	558,546	3,113,349	—	11,230,099
Debentures	2,044,576	(1,028,312)	(38,669)	50,868	—	—	1,028,463
5G Licenses	—	(46,436)	—	37,800	4,459,442	—	4,450,806
Derivative financial instruments	5,564	(4,962)	—	12,074	—	—	12,676
Total	17,110,728	(8,807,435)	(853,805)	667,207	7,794,631	5,301,043	21,212,369

		Cash flows	Cash flows
		from financing	from operating
		activities	activities	Financing activities not involving cash and cash equivalents
				Financial
				charges,
				foreign
				exchange			Interim and
				variation		Additions of	unclaimed
				and	Costs and	leases and	dividends
	Balance on	Write-offs	Write-offs	contracts	expenses	supplier	and interest	Balance on
	12.31.19	(payments)	(payments)	cancelattions	incurred	financing	on equity	12.31.20
Interim dividends and interest on equity	3,587,417	(5,259,367)	—	—	—	—	5,537,948	3,865,998
Loans and financing	1,045,124	(1,018,674)	(49,675)	28,499	—	370,538	—	375,812
Leases	9,191,151	(2,909,214)	(502,537)	210,836	—	4,828,542	—	10,818,778
Debentures	3,104,350	(1,025,583)	(123,202)	89,011	—	—	—	2,044,576
Derivative financial instruments	(16,030)	15,186	—	6,408	—	—	—	5,564
Contingent Consideration	484,048	(344,217)	(105,678)	6,555	(40,708)	—	—	—
Total	17,396,060	(10,541,869)	(781,092)	341,309	(40,708)	5,199,080	5,537,948	17,110,728

34)  CONTRACTUAL COMMITMENTS AND GUARANTEES

a)  Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On December 31, 2021, the total nominal values equivalent to the full contract period were:

Year
2022	2,248,234
2023	943,935
2024	220,441
2025	171,495
2026	143,107
2027 onwards	471,528
Total	4,198,740

In addition to the obligations presented above, the Company has commitments assumed with the acquisition of 5G licenses, considered executable contracts, of a non-monetary and non-onerous nature, which are presented in note 1.b).

b)  Guarantees

On December 31, 2021, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Insurance and letters of guarantee – Legal proceedings (Note 20)	20,298,486
Insurance guarantee - 5G licences (Note 21)	4,355,976
Judicial deposits and garnishments (Note 10)	2,831,178
Insurance and letters of guarantee - ANATEL	1,661,081
Insurance and letters of guarantee -Suppliers	221,182
Property and equipment (Note 13.f)	78,631
Blocked financial investments - Legal proceedings (Note 20)	37,238
Total	29,483,772

35) SUBSEQUENT EVENTS

a)   Decisions by ANATEL and CADE for the share purchase and sale agreement and other agreements between Oi Móvel S.A. and the Company, Tim S.A. and Claro S.A.

On January 31, 2022, the Company in compliance with and for the purposes of CVM Resolution No. 44/2021, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th , 2020, December 14th, 2020, and January 29th, 2021, informed its shareholders and market in general that it took notice that at an extraordinary meeting of its Board of Directors, held on the same date, the ANATEL granted prior consent with conditioning factors (“Act of Consent”) for the transactions contemplated in the Contract of Purchase and Sale of Shares and Other Covenants (“Contract”), concluded on January 28th, 2021 by and between Oi Móvel S.A. – in Judicial Recovery, as seller, the Company, Tim S.A. and Claro S.A., as buyers, and Oi S.A. – in Judicial Recovery and Telemar Norte Leste S.A. – in Judicial Recovery, as consensual interveners and sponsors of the seller’s obligations. Considering that the Contract provides for additional preceding conditions to the Act of Consent, the Company will disclose in due course the progress of the acquisition process contemplated in the Contract, pursuant to Resolution 44 and applicable legislation.

On February 9, 2022, the Company informed its shareholders and market in general that the administrative court of the CADE, at a meeting held on the same date, approved, subject to the implementation of the Concentration Control Agreement (“ACC” and “CADE’s Approval”, respectively), the merger act No. 08700.000726/2021-08 submitted for its assessment due to the conclusion of the Contract.

b)  Interest on equity declared by the Company

At a meeting held on February 16, 2022, calling upon the General Shareholders’ Meeting to be held in 2023, the Board of Directors approved the credit of interest on equity for the fiscal year 2022, under the terms of article 26 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/1995 and CVM Ruling No. 683/12, in the gross amount of R$180,000, equivalent to 0.10739500713 per common share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$153,000, equivalent to 0.09128575606 per common share, calculated based on the balance sheet of the January 31, 2022.

The amount of interest on own capital per common share informed above may undergo future adjustments, up to February 25, 2022, as a result of possible acquisitions of shares under the Company’s Share Buyback Program.

Payment thereof will be made until July 31, 2023, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company’s records, through the end of day February 25, 2022.

c)  Cancellation of common shares held in treasury

On February 18, 2022, the Company's Board of Directors approved the proposal to cancel 14,046,652 common shares issued by the Company held in treasury, as well as the consequent convening of the Extraordinary Shareholders' Meeting, in order to amend the Company's Bylaws regarding the number of shares into which the capital stock is divided. These shares were acquired over the last few years, as a result of the Share Repurchase Program issued by the Company itself.