Form 20-F
period 2022-12-31
TELEFONICA BRASIL S.A.
filed 2023-02-17
CIK 1066119

1

As filed with the Securities and Exchange Commission on February 17, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	1,663,556,731

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

INTRODUCTION

References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:

●	“ADRs” are to the American Depositary Receipts evidencing our ADSs;
●	“ADSs” are to our American Depositary Shares, each representing one of our common shares;
●	“ANATEL” are to Agência Nacional de Telecomunicações, the Brazilian telecommunications regulatory agency;
●	“B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;
●	“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
●	“Brazil” are to the Federative Republic of Brazil;
●	“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;
●	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;
●	“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;
●	“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;
●	“Claro” are to Claro S.A. and its affiliates, a telecommunications service provider in Brazil and our competitor;
●	“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;
●	“common shares” are to the common shares of Telefônica Brasil;
●	“COPOM” are to the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil);
●	“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;
●	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;
●	“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;
●	“FGV” are to the Fundação Getúlio Vargas, a private higher education institution;
●	“General Telecommunications Law” are to Law No. 9,472/1997, or Lei Geral de Telecomunicações, as amended, the law that regulates the telecommunications industry in Brazil;
●	“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;
●	“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly-owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“GVTPar” are to GVT Participações S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“IASB” are to International Accounting Standards Board;
●	“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
●	“IFRS” are to International Financial Reporting Standards, as issued by the IASB;

●	“IGP-DI” are to the Índice Geral de Preços - Disponibilidade Interna, an inflation index developed by the FGV used by fixed broadband and mobile service providers to adjust their prices;
●	“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV used by TV and cable service providers to adjust their prices;
●	“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;
●	“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;
●	“New General Telecommunications Law” are to Law No. 13,879/2019, which amended and reformed the General Telecommunications Law;
●	“NYSE” are to the New York Stock Exchange;
●	“Oi” or the “Oi Group” are to Oi Móvel S.A. - Em Recuperação Judicial, Oi S.A. - Em Recuperação Judicial and Oi S.A. - Em Recuperação Judicial and their affiliates, a telecommunications service provider in Brazil and our competitor;
●	“Oi Agreement” means that certain share purchase agreement dated January 28, 2021, by and among Oi Móvel S.A. - Em Recuperação Judicial, as seller, and the Company, TIM and Claro, as Buyers, and Oi S.A. - Em Recuperação Judicial and Telemar Norte Leste S.A. - Em Recuperação Judicial, as intervening parties and guarantors of the seller’s obligations.
●	“Operating GVT” are to Global Village Telecom S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
●	“preferred shares” or “preferred stock” are to the shares of non-voting preferred stock of Telefônica Brasil, which were all converted into common shares of Telefônica Brasil effective as of after market close on November 20, 2020. Our preferred shares ceased to trade on November 23, 2020;
●	“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“SELIC rate” are to Brazil’s benchmark interest rate (Sistema Especial de Liquidação e de Custódia), as set by the COPOM;
●	“SP Telecom” are to SP Telecomunicações Participações Ltda.;
●	“TData” are to Telefônica Data S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;
●	“Telecom Italia” are to Telecom Italia S.p.A.;
●	“Telefónica” are to Telefónica S.A., our parent company;
●	“Telefónica LATAM” are to Telefónica Latinoamérica Holding, S.L.;
●	“Terra” are to Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A. prior to the change in its corporate form as of September 30, 2020), a wholly-owned subsidiary of Telefônica Brasil; Terra provides digital and advertising services;
●	“TIM” are to TIM S.A., TIM Participações S.A., and their affiliates, a telecommunications service provider in Brazil and our competitor;
●	“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;
●	“UMBNDES” are to a monetary unit of the BNDES, consisting of a currency basket of BNDES debt obligations in foreign currencies, which are mostly denominated in U.S. dollars;

●	“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;
●	“Vivo” are to Vivo S.A., a formerly wholly-owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide;
●	“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and
●	“WHO” means the World Health Organization.

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

DSS: Dynamic Spectrum Sharing, a new antenna technology that for the first time enables the parallel use of LTE and 5G on the same frequency.

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

v

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

●	general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine) and the cyclicality affecting the prices of our services, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
●	the size and growth rate of the Brazilian telecommunications market;
●	the accuracy of our estimated demand forecasts;
●	our ability to successfully execute our strategic initiatives and capital expenditure plans;
●	our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;
●	our ability to comply with the terms of our concession agreements;
●	decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;
●	new telecommunications regulations or changes to existing regulations;
●	technological advancements in our industry and our ability to successfully implement them in a timely manner;
●	network completion and product development schedules;
●	the level of success of competing networks, products and services;
●	the possible requirement to record impairment charges relating to goodwill and long-lived assets;
●	our ability to successfully integrate the assets and operations from the Oi Agreement contemplated thereunder or to realize expected benefits;
●	increased competition in the Brazilian telecommunications sector;
●	the cost and availability of financing;
●	uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;
●	inflation and government measures to fight inflation;
●	interest rate and exchange rate risks;
●	the Brazilian government’s policies regarding the telecommunications industry;
●	the Brazilian government’s tax policy, including government intervention resulting in changes to the economy, taxes and tariffs, including the effects of a possible tax reform in Brazil;

●	the Brazilian government’s political instability;
●	the political climate resulting from the outcome of the 2022 presidential elections in Brazil;
●	adverse decisions in ongoing litigation;
●	regulatory and legal developments affecting the telecommunications industry in Brazil;
●	the duration and severity of the coronavirus, or COVID-19, pandemic and its impacts on our business (see “Item 3. Key Information–D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic”); and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

Our financial statements prepared in accordance with IFRS as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020 have also been filed with the CVM, the local securities regulator in Brazil , and made publicly available.

Our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 are prepared in compliance with IFRS, as issued by the IASB and also with the pronouncements, interpretations and guidance issued by the IASB and the IFRS Interpretations Committee, or the IFRIC, effective as of January 1, 2022.

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

x

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

Summary of Risk Factors

Summary of Risks Relating to Brazil

●	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.
●	Political instability may materially adversely affect the Brazilian economy, our business, and the market price of our common shares and ADSs.
●	Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.
●	Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.
●	Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our common shares and ADSs.

●	Any further downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.

Summary of Risks Relating to the Brazilian Telecommunications Industry and Us

●	Information technology is key to our business and we could be subject to cybersecurity risks.
●	We are dependent on key personnel and the ability to hire and retain additional personnel.
●	We are subject to liabilities relating to third party contractors, which may have a material adverse effect on our business and results of operations.
●	Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.
●	We face significant competition in the Brazilian market.
●	Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.
●	Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
●	Our concession may be revised by the Brazilian government under certain circumstances.
●	A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.
●	Our current radiofrequency licenses may not be renewed for additional periods.
●	We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
●	We depend on key suppliers to obtain the necessary equipment and services for our business.
●	Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost-effective manner.
●	We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.
●	The transactions contemplated by the Oi Agreement may not be consummated, and if they are consummated, we may be unable to successfully integrate the assets and operations contemplated thereunder or to realize expected benefits.
●	We face risks associated with litigation.

Summary of Risks Relating to the Common Shares and the ADSs

●	Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
●	Holders of our ADSs are not entitled to directly attend shareholders’ meetings and may only vote through the depositary.
●	Holders of our ADSs or common shares might be unable to exercise preemptive rights with respect to the common shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.
●	An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

●	Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.

Certain Factors Relating to our Controlling Shareholder

●	Our controlling shareholder has power over the direction of our business.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. Our financial condition, as well as our business and results of operations and the market price of our common shares and ADSs, may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephone fees and competitive conditions, as well as general economic factors, including:

●	exchange rates and currency fluctuations;
●	exchange controls and restrictions on remittances abroad, (including with regards to the payment of dividends) such as those imposed in 1989 and early 1990;
●	growth or downturn of the Brazilian economy;
●	inflation;
●	energy policy;
●	interest rates and monetary policies;
●	liquidity of domestic capital and lending markets;
●	fiscal policies and changes in tax laws;
●	economic, political or social instability;
●	the policies adopted or to be adopted by the new administration in Brazil following the 2022 presidential elections;
●	labor and social security policies, laws and regulations; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

These issues may be exacerbated by the results of the Brazilian presidential election held in October 2022, in which the former President Luiz Inácio Lula da Silva (from 2003 to 2010) was reelected. There is uncertainty as to which policies will be adopted by the new government. We cannot assure you that the new government will maintain policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investments, and failure on the part of the new government to do so may adversely impact

Brazil’s economy, the prices of securities issued by Brazilian issuers such as us and ultimately our business, financial condition and results of operations.

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

Finally, Brazil has experienced significant political turmoil in recent years, including the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations, investigations of the current president, Jair Bolsonaro, by the STF for alleged unlawful conduct, several requests for impeachment filed against the former president in relation to his management of the response to the COVID-19 pandemic, and a highly polarized election in 2022.

Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.

In the past, Brazil has recorded high inflation rates, which, combined with other measures taken by the Brazilian government to fight inflation and speculation on what measures would be taken, has materially adversely affected the Brazilian economy. The measures taken by the Brazilian government to control inflation have included maintaining strict monetary policies and high interest rates, which restricted the availability of credit and reduced economic growth. The COPOM often adjusts interest rates in Brazil during periods of economic uncertainty in order to achieve the inflation targets established by the Brazilian government. Inflation, the Brazilian government’s efforts to curb inflation and speculation regarding any future measures, has had material adverse effects on the Brazilian economy and contributed to economic uncertainty in Brazil, which increases volatility in the Brazilian capital markets and may materially adversely affect our business and results of operations.

Periods of higher inflation coupled with higher interest rates and other measures to combat inflation may lead to reduced demand for our products. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to customers and could adversely affect our operating margins and operating income. In addition, inflation affects our financial liquidity and financial capital resources primarily by exposing us to variations in our floating-rate loans. Rising interest rates may also impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand.

According to the IPCA index, Brazilian inflation rates were 10.1%, 4.5%, 4.3% and 3.7% in 2021, 2020, 2019, and 2018, respectively. In 2022, the inflation rate, as measured by the IPCA, decreased to 5.8%, reflecting tax cuts on fuel, electric energy, and telecom prices, some dissipation of global supply chain pressures and monetary policy tightening.

As a result of still inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that resulted in high interest rates in Brazil. The Central Bank determines the basic interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. Throughout 2022, the COPOM increased the Selic rate from 9.25% to 13.75%, indicating that the basic interest rate will be maintained at this level for a sufficiently long period to ensure the inflation convergence to the targets. Brazil may continue to experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares and ADSs.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. In 2017, the real depreciated 1.5% against the U.S. dollar, followed by another depreciation of 17.1% in 2018, 4.0% in 2019, 22.4% in 2020 and 7.4% in 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.286 per US$1.00 as of December 31, 2022, which reflected a 5.1% appreciation in the real against the U.S. dollar during 2022, reflecting the positive trade balance result and better-than-expected activity performance. As of January 09, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.258 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2022, 5.6% of our total indebtedness of R$19.3 billion was denominated in foreign currency. Approximately 9.5% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.9% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil.

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

The relative competitive stability in the Brazilian telecommunications sector observed in 2021 was maintained in 2022. Telecommunications operators continued to focus on improving their base of accesses by attracting customers to higher-value products. On the mobile side of the business, market participants mostly sought to sell hybrid plans (planos controle) and pure postpaid plans to consumers to increase overall ARPUs and profitability. On the fixed-line side of the business, we have seen competition both from large and small players to capture customers for fiber connectivity or upgrades for higher internet speeds, mostly driven by increased demand caused by the COVID-19 pandemic and the increased supply of high-quality broadband given the expansion in the rollout of fiber optic networks. In addition, customers are demanding higher quality services and greater mobile data availability, which require higher investments in the development, modernization, expansion and continuous improvement of the quality of our services and the experience of our customers.

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

In Brazil generally and in particular regions where we have a significant employee presence, facilities or critical operations, the outbreak of COVID-19 impacted our ability to manage day-to-day operations and service our customers and resulted in, among other things, loss of revenue, although we have also experienced a decrease in our costs of operations due to lower variable costs such as sales commissioning, call centers, billing and advertising. Moreover, we implemented corporate and personal travel restrictions for employees and vendors, canceled events and enabled work-from-home for many employees by equipping them to safely support customers remotely. We also implemented additional safety measures for our retail stores and field operations teams. Additionally, at certain points of the pandemic, we were required to temporarily close or reduce operations at some of our retail locations, facilities and customer call centers, although these locations have been since reopened, oftentimes with reduced hours of operation or customer capacity limitations, as stay-at-home orders began to ease in São Paulo and other Brazilian cities. Although stay-at-home orders have eased in the primary markets in which we operate, we may be required to temporarily close or reduce operations at more of or all of our retail locations, facilities or call centers again if there is a resurgence of COVID-19 or its variants in the markets in which we operate. The foregoing effects, and other effects of COVID-19, may continue for an unknown period of time.

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

Our concession may be revised by the Brazilian government under certain circumstances.

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

Furthermore, our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of ANATEL Resolution No. 744, or the Public STFC Services Continuity Regulation (Regulamento de Continuidade da Prestação do Serviço Telefônico Fixo Comutado Destinado ao Uso do Público em Geral (STFC) em Regime Público), or the Continuity Regulation, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC services would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). In this way, the Concessionaire’s assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO. Pursuant to the administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed and such understanding shall still be submitted to the court’s ruling. Moreover, according to ANATEL’s interpretations of current regulations, reversible assets will not be available to creditors in the event of insolvency, bankruptcy or similar events, although there are differing interpretations, even among government agencies, and ongoing discussions regarding the treatment of reversible assets as a result of the passage of Law No. 13,879/2019, or the New General Telecommunications Law, on October 4, 2019. See “—A review of our concession agreements and/or the new telecommunications regulatory framework in Brazil could have a materially adverse effect on our operations.”

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

In addition, on October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework by amending the General Telecommunication Law and significantly impacts this industry. The law permits fixed-line concession operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime. ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. According to the New General Telecommunications Law, on July 5, 2022, ANATEL presented a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the Federal Court of Accounts, which after the vote of the rapporteur minister for the legality of the methodology presented by ANATEL, is under analysis by another minister, and should resume to the court’s agenda in March. After the final decision by the Federal Court of Accounts about the methodology applied, ANATEL will indicate the final amount to the adaptation of the concession instrument for authorization. This final amount, after confirmation and acceptance by Telefónica, will be converted into investment projects not yet defined by ANATEL. For more information about the New General Telecommunications Law, see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Other regulatory matters—Updated regulatory framework.”

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

Our current 850 MHz authorizations will expire between 2023 and 2028. If legal and regulatory requirements are met, ANATEL has agreed to the current authorizations for the use of radio frequencies in bands A and B, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the Brazilian Federal Court of Accounts (Tribunal de Contas da União), or the TCU.

Furthermore, since our licenses for the 900 MHz and 1,800 MHz band will expire in 2023, their renewal has been requested and a final decision by ANATEL is still pending. For instance, in August 2022, ANATEL approved the renewal of 900 MHz and 1,800 MHz licenses held by TIM until 2032.

Nevertheless, if there is no such renewal for the licenses previously mentioned, we would have to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected by a loss of or failure to renew spectrum licenses. Further, in certain regions, our services may become unavailable, particularly in the event of a failure to renew or obtain all licenses for such regions. In the event of any of the foregoing circumstances, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

We are required to comply with anti-corruption laws and regulations in Brazil and in jurisdictions where our securities are traded. In particular, we are subject, in Brazil, to Law No. 12,846/2013, and in the United States, to the U.S. Foreign Corrupt Practices Act of 1977. Additionally, our operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (hereinafter referred to as sanctions), including those administered by the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control.

Although we have internal policies and procedures designed to ensure compliance with such anti-corruption laws and sanctions regulations (to the extent applicable), there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take individual actions in violation of our policies and procedures (or, otherwise in violation of the relevant anti-corruption and sanctions laws and regulations) for which we, our subsidiaries or such employees, directors, officers, partners, agents and service providers may be ultimately responsible. Violations of such laws and regulations could lead to sanctions, reputational harm, or other legal consequences that could have a material adverse effect on our business, results of operations and financial condition.

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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.9 billion is related to licenses and the remaining amount related to the obligation described below. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

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

In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the ANPD, in accordance with the ANPD’s Ordinances No. 11/2021 and 35/2022.

The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. In general, our services and processes depend on personal data. The way in which we collect, store and manage this data must comply with the provisions of the LGPD. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020. Sanctioning is expected to follow ANPD Regulation No. 1/2021, which was approved following public notice and comment by the ANPD’s board of directors. In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities.

We may be held liable for material, punitive, individual or collective damages to the data subjects due to the processing of their personal data and could be held individually or jointly liable for material, punitive, individual or collective damages caused by us, our subsidiaries, service providers that may process personal data on our behalf or our affiliates due to non-compliance with the obligations set forth by the LGPD and other laws and regulations in force that address data protection, which may adversely affect our reputation and results and, consequently, the value of our shares.

Failure or insufficiency to adopt efficient measures to protect personal data or failure to maintain compliance with the LGPD may lead to the application of fines, obligation to disclose relevant incidents to the market, obligation to eliminate personal data from relevant databases and suspension of access to our databases and prohibition of our activities related to the processing of compromised data. We also may be subject to sanctions not related to the supervision of the ANPD, since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failure to protect personal data processed by us or any failure to implement adequate data protection measures in response to applicable legislation may subject us to additional costs such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, in addition of civil sanctions, which may adversely affect our reputation and results.

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

Some of our debt agreements contain covenants, key performance indicators, and targets; as such, any default or failure to reach such targets under such debt agreements may have a material adverse effect on our financial condition and cash flows.

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

Our operations and properties are subject to a variety of environmental laws and regulations governing, among other subjects, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas. Our failure to comply with present and future requirements, or to identify and manage new or existing environmental liabilities, could cause us to incur substantial costs, including investigation and remediation costs, indemnification, compensation, conduct adjustments, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes, as well as damages to the company´s reputation. The identification of presently unidentified environmental issues, change in evaluation criteria by regulatory agencies, enactment of more restrictive laws and regulations or other unanticipated events may arise in the future and result in material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, assets and financial condition.

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

Climate change poses a number of potential risks for telecommunications operators like us, from both a physical and regulatory perspective. Global climate change may exacerbate the severity and frequency of natural disasters. The rising intensity and frequency of occurrence of storms, heatwaves and wildfires could increase the damage to our infrastructure and failures of our wireline and wireless networks caused by such natural disasters. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. The increase in the likelihood of our infrastructure being damaged by natural disasters could have a material adverse impact on our operations.

Rising mean temperatures could increase our operating costs due mostly to the increase in refrigeration needs of network equipment. High temperatures also can affect the telecommunication equipment producing failures, write-offs and early retirement and therefore increase the risk of service disruption; therefore, cooling is essential.

An increase in energy costs is one of our main climate-related risks (transitional risk). The Telecom sector is not especially dependent on fossil fuels but is very dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy-related operating expenses.

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

Companies operating in the telecommunication industry, including us, may be harmed by restrictions regarding the deployment and maintenance of network infrastructure.

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

New laws and regulations may also create additional restrictions on our transmission infrastructure, which in turn, could have an adverse effect on our business. Health concerns regarding the effects of radio frequency emissions may also discourage the use of mobile telephones and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

Changes in taxes and other assessments may adversely affect us and our shareholders.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. In Brazil, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The effects of these changes and any other changes that result from the enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

In addition, the new administration proposed during the presidential campaign to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business. Any future changes in tax policy or laws may adversely affect our business, financial condition and results of operations.

The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of NATO. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks have also been removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russian banks being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.

While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others.

There remains considerable uncertainty as to the outcome of the war and its impact on the global economy, financial markets and the prices and supply of commodities and other products and services globally. The potential consequences of the war for us include, without limitation:

●	The U.S. dollar may appreciate sharply which could increase the price of goods and services on which we depend for which we are required to pay in U.S. dollars, as well as increase the pressure on our margins and prices generally.
●	Given that Russia and Ukraine are among the largest grain exporters in the world, a continuation of the conflict could result in increased inflation in Brazil and in measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for our financing and investing activities.
●	Inflation resulting from the ongoing COVID-19 crisis has been compounded by the conflict between Russia and Ukraine. Inflation makes it more difficult for us to conduct our financial planning, and increases the capital needed to fund our activities and our credit risk exposure. Measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, could materially impact the cost of debt and third-party capital for our financing and investing activities.
●	A recession of the Brazilian and/or global economies as a result of the aforementioned developments could also have a material adverse effect on our business.

In addition, this conflict can exacerbate supply chain disruption, which was borne out of the COVID-19 pandemic and contributed to inflationary pressures throughout the world, leading to higher interest rates and financing issues.

Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increased cyberterrorism activities and attacks, an exodus from regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

The effects of the war between Russia and Ukraine are ongoing, and its continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.

While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Common Shares and the ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of our executive officers and our independent public accountants reside or are based in Brazil. Also, four of our 12 board members reside or are based in Brazil. Substantially all of our assets are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce any judgments obtained in the United States or other jurisdictions outside Brazil against us or such other persons. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our board members or executive officers than would shareholders of a U.S. corporation.

Holders of our ADSs are not entitled to directly attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to directly attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs indirectly, and only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.

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

Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, have been regulated by CMN Resolution No. 4,373/2014, or Resolution No. 4,373, which revoked the former rule that had been in effect for the preceding 15 years (CMN Resolution No. 2,689/2000), and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which became effective on December 31, 2022. However, relevant aspects of Law No. 14,286/2021, such as those pertaining to foreign portfolio investments in Brazil, remain subject to regulation by the Brazilian Central Bank, such that, as of the date of this annual report, we are unable to foresee the effects it will have on the Company.

Resolution No. 4,373 regulates the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Pursuant to this regulation, the ADSs benefit from a certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to common shares into foreign currency and to remit these proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, if acting as an individual investor, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, constituting a Brazilian financial institution as representative, or unless they qualify under Resolution No. 4,373, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. Further rules may be issued by CVM and by the Central Bank to regulate foreign investments in ADSs, including with regard to the exchange of ADSs for common shares and the remittance of funds arising from the sale of these common shares.

If holders of ADSs do not qualify under Resolution No. 4,373, they will generally be subject to less favorable tax treatment with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future. Considering, however, that one of the premises of Law No. 14,286/21 is to grant equal treatment to foreign capital entering Brazil and to Brazilian capital, the scenario regarding foreign investment should be made simpler than the rules currently in force.

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

Telefónica, our controlling shareholder, and its affiliates currently own, directly and indirectly, approximately 74.20% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of their share ownership, Telefónica and its affiliates can decide most of the matters that require shareholder approval.

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

In March 2020, the Company expressed interest in acquiring, jointly with TIM S.A. and Claro S.A., part of the UPI mobile assets of Oi S.A., an acquisition that would reach its closing on April 20, 2022. On that date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a special purpose company, to which the mobile assets of Oi Group assigned to the Company had been contributed, in accordance with the segregation plan stated in the Oi Agreement.

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

As of December 31, 2022, we had 1,663,556,731 outstanding common shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$68.5 billion as presented in our audited financial statements prepared in accordance with IFRS.

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

Due to the acquisition of control of Vivo Participações, on February 16, 2011, Telefónica, through its subsidiary SP Telecomunicações Ltda., or SP Telecom, launched a public offer for the common shares of Vivo Participações (its only voting shares) held by minority shareholders. As a result of the public offer, on March 18, 2011, SP Telecom acquired 10,634,722 common shares of Vivo Participações, representing 2.66% of its shares, resulting in the Telefónica group’s participation of 62.1% of Vivo Participações.

On December 27, 2010, the boards of Directors of Vivo Participações and Telefônica Brasil approved the terms and conditions of a corporate restructuring, which provided for the merger of the shares issued by Vivo Participações in Telefônica Brasil. The corporate restructuring was approved by ANATEL on March 24, 2011, and on April 27, 2011, the shareholders of Vivo Participações and Telefônica Brasil approved the merger of the shares issued by Vivo Participações in Telefónica. On June 14, 2011, the board of directors of both companies approved a second corporate restructuring, in which Vivo Participações became our wholly-owned subsidiary. The terms and conditions of the second corporate restructuring were unanimously approved by the shareholders of both companies on October 3, 2011. Vivo Participações was incorporated into us, and the holders of Vivo Participações’ merged shares received new shares of the company.

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

As a result of this name change, the ticker symbols for our shares were also changed from October 6, 2011 (including), from TLPP3, for common shares, and TLPP4, for preferred shares, to VIVT3 and VIVT4, respectively, with the subsequent change of our trading name to TELEF BRASIL. Our ticker symbol for ADRs on the NYSE was changed to VIV, from TSP.

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

On March 25, 2015, our board of directors approved the public offering of shares, including shares in the form of ADSs, in accordance with a capital increase of R$15,812,000,038.03, by issuing 121,711,240 common shares, at the price of R$38.47 and 236,803,588 preferred shares, at the price of R$47.00, as well as 6,282,660 preferred shares according to the exercise of the excessive allotment option. On May 28, 2015, our shareholders approved the ratification of the Share Purchase Agreement and Other Agreements, signed by the Company, as Buyer, and Vivendi S.A. and its subsidiaries, Société d’Investissements et de Gestion 108 SAS and Société d’Investissements et de Gestion 72 S.A., as Sellers, for which all shares issued by GVTPar, a shareholder of Global Village Telecom S.A., were acquired by us.

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

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our share capital. On the same day, Telefónica S.A. announced that it had signed an agreement with Vivendi’s subsidiary, Société d’Investissements et de Gestion 108 SAS, through which Telefónica undertook to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A., (received by Société d’Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participações, S.A.). On September 16, 2015, the stock exchange was completed. Consequently, Telefónica S.A.’s interest in the Company increased 5.2% in relation to the total preferred shares of the Company and 3.5% in relation to the company’s total capital. On the other hand, SIG108’s shareholding in the Company was reduced by the same proportion. Therefore, as of that date, SIG108 has no interest in the Company.

On March 14, 2016, our board of directors approved a corporate restructuring to simplify our organizational structure. In the previous corporate structure, GVT Participações S.A. (“GVTPart”) was 100% owned by Telefônica Brasil. On the date of the merger, GVT was divided and its net assets were transferred in part to GVTPart and partly to POP. GVT’s share of equity related to assets, rights and obligations related to telecommunications activities was transferred to GVTPart and other installments, related to assets, rights and obligations related to other non-telecommunications activities, were transferred to POP. GVTPart was later merged into Telefônica Brasil:

The corporate restructuring did not result in an increase in capital or a change in the company’s shareholders’ participation and was ratified by an extraordinary general meeting on April 1, 2016.

Acquisition of Telefônica Transporte e Logística Ltda. by TData

On October 28, 2015, TData, as a buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as a seller, signed a Share Purchase agreement that resulted in the acquisition of Telefónica Transporte e Logística Ltda., a Brazilian-based company that provides logistics services.

Acquisition of Terra by TData

On July 3, 2017, we announced that our wholly-owned subsidiary, TData, has acquired all shares in the share capital of Terra Networks Brasil S.A. (“Terra”) of SP Telecomunicações Participações S.A. (“SPTE”), one of our controlling shareholders (the “Terra Redes Transaction”). Terra is a provider of digital services (own and third-party services of value added (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. The goal of Transaction Terra Networks was to expand and integrate our digital services offering in order to provide additional value to our customer base and TData’s, as well as to provide TData’s service offering to Earth’s customer base and subscribers. In addition, Transaction Terra Networks aimed to expand TData’s advertising business as a result of Terra’s national operations and expertise. The total price paid by TData as a counterpart for the acquisition of shares issued by Terra was R$ 250 million, paid in a single installment using TData’s cash in hand, without the need for financing. Terra Networks Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.

Restructuring Involving TData

On October 30, 2018, our board of directors approved the terms and conditions of the merger in the Company of its wholly-owned subsidiary TData, as well as the proposal to convene the Company’s extraordinary general meeting for November 30, 2018, to resolve the merger. The merger aimed to standardize the provision of services, as well as simplify the company’s organizational and corporate structure, being approved by the Company’s Extraordinary Shareholders’ Meeting on November 30, 2018, not resulting in an increase in capital or change in the Company’s shareholders’ equity. The merger was completed with operational effect as of December 1, 2018.

Restructuring involving Terra and Telefônica Infraestrutura e Segurança Ltda.

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

The objective of Operation TIS is to enable Terra, which carries out, among other activities, the development of computer systems, with the objective of expanding consulting and operational assistance, maximizing the commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the integration of commercial offerings from TIS and Terra, unlocking the generation of added value for the Company’s portfolio of clients such as information technology, security, IoT (Internet of Things) and connectivity activities, all to be provided under common management.

The total amount paid for the acquisition of the shares issued by TIS was R$ 70.84 million, in a single installment, without any financing, using only the money available from Terra. This value was calculated based on the economic value of the TIS as of June 30, 2019, according to the cash flow criterion, supported by an evaluation report commissioned by us.

The purchase and sale agreement of the TIS Transaction contains customary terms and provisions for such transactions, including representations and warranties from the seller, indemnifications and others. The TIS Transaction was also preceded by an accounting, financial and legal due diligence process relating to TIS. The TIS Transaction is not subject to obtaining any authorizations or regulatory approvals by the Company’s organs, having been approved by the Board of Directors of Terra in accordance with its statute on September 26, 2019. The TIS Operation did not alter our ownership structure or cause any dilution to its shareholders.

Launch of Vivo Money Credit Rights Investment Fund (FIDC)

In August 2020, in relation to the launch of our Vivo Money service, we structured the Money Credit Rights Live Investment Fund, which was created in the form of a closed company for an indefinite period. FIDC’s objective is to provide its quotaholders with a return on equity on their shares by investing in the acquisition of (i) eligible credit rights, with supporting documents that meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all the composition and diversification indices of the fund’s portfolio. Eligible credit rights to be acquired by FIDC originate from credit transactions conducted electronically by our customers exclusively through our Vivo Money electronic platform. FIDC began operations on September 14, 2020, issuing 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. On December 1, 2020, we made a new contribution to FIDC in the amount of R$ 2 million, with the issuance of over 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. In 2021 we made a total of nine contributions to the FIDC that totaled R$30 million, totaling 26,009.82 junior subordinated quotas with an initial unit nominal value of R$ 1,260 which will not have a defined remuneration parameter and are subordinated to senior quotas and subordinated quotas, in this order of priority, for the purpose of amortization and redemption. Residual returns from this FIDC, if any, are paid to us as subordinated shareholders. In 2022 we made 11 contributions to the Vivo Money FIDC, in the total amount of R$137 million, representing 126,340.74 junior subordinated quotas with an initial unit nominal value of R$1,435.

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

Investment by Telefónica Infra, S.L.U. and Caisse de Dépôt et Placement du Québec in FiBrasil Infraestrutura e Fibra Ótica S.A.

On July 2, 2021, we executed certain agreements, or the FiBrasil Transaction, with Caisse de Dépôt et Placement du Québec, or CDPQ, a global investment group, and Telefónica Infra, S.L.U., or TEF Infra, a wholly-owned Spanish subsidiary of Telefónica, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A., or FiBrasil. The operation represents a total investment by CDPQ of up to R$1.8 billion (including payments to us and contributions to FiBrasil) in exchange for a 50% equity interest in FiBrasil’s share capital. TEF Infra acquired a 25% equity interest for the same price, while we hold the remaining 25% interest. CDPQ has committed to make additional contributions of approximately R$750 million, of which R$205 million were paid on closing of the FiBrasil Transaction. These contributions, as well as debt that has been raised (such as FiBrasil’s R$550 million debentures issuance on September 25, 2021) or that may potentially be raised by FiBrasil, are expected to finance the totality of its business plan.

FiBrasil is the leading company in the fiber wholesale market in Brazil. It began its operations with approximately 1.6 million FTTH homes passed, and a plan to reach around 5.5 million homes in four years, focusing on mid-sized cities outside the State of São Paulo. As FiBrasil’s anchor client, we will accelerate its growth strategy in the fiber market by expanding its coverage from the current 16.3 million FTTH homes passed to 24 million homes with this technology by the end of 2024, enhancing the cross-selling of services to its customers, maximizing the return on invested capital. In 2021, the FiBrasil Transaction resulted in a positive impact in our cash flow, before taxes, of R$225 million.

Sale of shares of Telefônica Cloud e Tecnologia do Brasil S/A to Telefónica Cybersecurity & Cloud Tech, S.L.

On August 2, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the TC&T Transaction, whereby: (i) we sold 20% of our stake in our subsidiary Telefônica Cloud e Tecnologia do Brasil S.A., or CloudCo Brasil, to Telefónica Cybersecurity & Cloud Tech, S.L., or TC&CT, a company indirectly controlled by Telefónica, for R$22.0 million; and (ii) TC&CT acquired 190,000 common shares, without par value, issued by CloudCo Brasil, for a total issuance price of R$76.0 million, of which R$25.0 million was paid on August 2, 2021, and R$51.0 million will be paid in two installments in January

2022 and 2023. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TC&T Transaction, we now own 50.01% of CloudCo Brasil’s share capital, while TC&CT holds the remaining 49.99% interest. Our relationship with TC&CT with respect to the management of CloudCo Brasil is governed by a shareholders’ agreement, which was also executed on August 2, 2021. Both the share purchase agreement and the shareholders’ agreement have terms and conditions that are common to this type of transaction.

As a preliminary step in the implementation of the TC&T Transaction, certain assets, contracts and employees have been transferred from us and TIS to CloudCo Brasil, all strictly related to cloud computing activities. The TC&T Transaction will enable us, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing solutions and services for the business-to-business segment, or B2B segment, which would improve our market position and product offerings and enable us to capture significant growth opportunities in this sector. Additionally, the TC&T Transaction also ensures that we continue to manage relationships with end customers, as we have also entered into an agreement whereby we will act as CloudCo Brasil’s exclusive sales channel. The TC&T Transaction was not subject to any regulatory authorizations or additional approvals, other than those already obtained from our governing bodies, and it did not change our capital structure, nor cause any dilution to our shareholders.

Launch of VivaE Joint Venture

Following our strategy of expanding our consumer digital services portfolio, we signed in October 2021 a non-binding memorandum of understanding with Ânima Holding S.A. (“Ânima Educação”), to set up a joint venture (“JV” or “VivaE”) in education services. In February 2022, we and Ânima Educação signed an investment agreement for the constitution of the aforementioned JV. Ânima Educação is one of the largest and most innovative ecosystems of private education in Brazil, with an 18-year track record. The JV is currently investing in an online education platform, which will provide professional learning courses and connect students with potential employers, initially in the areas of Technology, Management, Business, and Tourism. As of December 31, 2022, Telefônica Brasil and Ânima Educação have each invested R$ 20 million in VivaE.

Sale of shares of Telefônica IoT, Big Data e Tecnologia do Brasil S/A to Telefónica IoT & Big Data Tech, S.A.

On November 1, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the TI&BDT Transaction, whereby: (i) we sold a 0.02% equity interest in our subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil S.A., or IoTCo Brasil, to Telefónica IoT & Big Data Tech, S.A., or TI&BDT, a company indirectly controlled by Telefónica, for R$19 million; and (ii) TI&BDT acquired 499,800 common shares, without value, of IoTCo Brasil, for a total issuance price of R$94.9 million. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TI&BDT Transaction, we own 50.01% of IoTCo Brasil’s share capital, while TI&BDT owns the remaining 49.99% interest. Our relationship with TI&BDT with respect to the management of IoTCo Brasil is governed by a shareholders’ agreement, which was also executed on November 1, 2021.

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

The TI&BDT Transaction was not subject to any regulatory authorizations or additional approvals, other than those already obtained from our governing bodies, and it did not change our capital structure, nor cause any dilution to our shareholders.

Launch of Corporate Venture Capital Fund

As approved by the Company’s Board of Directors, on April 11, 2022, the Corporate Venture Capital fund was constituted, together with Telefonica Open Innovation, S.L., as Vivo Ventures Fundo de Investimento em Participações Multiestratégia or “Vivo Ventures”. Through Vivo Ventures, we intend to foster the expansion of our digital ecosystem with the creation of meaningful partnerships with startups, contributing to complementing the value proposition offered to our customers through innovative services and products, leveraging our extensive distribution chain and the potential of the Vivo brand.

Vivo Ventures has a total committed capital of R$320 million, which will be deployed in 5 years, as investments in startups in the segments of healthcare, financial services, education, entertainment, smart homes, marketplace, among others. We will hold 98% of the subscribed capital of Vivo Ventures and Telefónica Open Innovation will hold 2%.

Vivo Ventures made its first investment in August 2022, investing the amount of US$3 million in Credit Vista Technologies Limited, the holding company of Credit Vista Tecnologia para Finanças Pessoais EIRELI (“Klavi”). Klavi is a fintech that offers Open Finance solutions through a SaaS platform (Software as a Service), using data intelligence that enables customers to develop financial products and services more quickly and accurately.

In December 2022, FIP carried out its second operation, committing to invest R$10 million in Klubi Participações S.A. (“Klubi”). Klubi is a fintech authorized by the Central Bank to operate as a consortium administrator in Brazil, which currently offers car consortium products and services.

Acquisition of UPI Mobile Assets of the Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and we acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), a special purpose company, to which the mobile assets of Oi Group assigned to us had been contributed, in accordance with the segregation plan stated in the Oi Agreement.

Thus we acquired Garliava’s shares for an approximate amount of R$5,373 million, having paid, on such day, the amount of R$4,885 million. The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.

Likewise, on such date, we: (i) committed to an additional payment of R$110 million of which R$40 million were paid at that date, subject to the fulfillment of certain targets by Oi; (ii) made a payment of approximately R$148 million for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of R$179 million, to be paid monthly during a period of 10 years.

The mobile assets of Oi Group finally assigned to us were the following:

●	Clients: approximately 12.5 million clients, or approximately 30% of UPI Mobile Assets’ total customer base as of February 2022, which allocation sought to enhance competition among the Brazilian telecom market operators;
●	Spectrum: 43 MHz as a national weighted average based on population, or approximately 46% of the UPI Mobile Assets’ radio frequencies, which allocation strictly conforms to ANATEL spectrum limits; and
●	Infrastructure: agreements for the use of approximately 2,700 mobile access sites, or approximately 19% of the UPI Mobile Assets’ total sites.

All commitments assumed were duly submitted to ANATEL and CADE during 2022.

On October 3, 2022, we started an arbitration proceeding (“Arbitration”) against Oi S.A. – In Judicial Recovery (“Seller”) due to the breach by the Seller of certain terms of the Share Purchase and Sale Agreement and Other Covenants executed by us, jointly with TIM S.A. and Claro S.A. (“Buyers”), and the Seller, on January 28, 2021, as amended (“SPA”), after the exchange of notices about the Post-Closing Price Adjustment between Buyers and the Seller, upon the competent request of Arbitration filed with the Market Arbitration Chamber, under the terms of the SPA. Please refer to Note 2.d.6 of our Financial Statements for further information on this Arbitration process.

On December 16, 2022, our board of directors approved the terms and conditions of Garliava’s merger into Telefônica Brasil (“Merger”). The Merger was approved by the extraordinary shareholders meeting held on February 1, 2023, which effects are subject to the prior approval from ANATEL.

Acquisition of the Vita IT Company through TIS

On October 3, 2022, our indirect subsidiary, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), completed the transaction for the acquisition of all shares representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT”), as already approved by CADE. The Transaction may reach the amount of up to R$120 million conditioned to the achievement of operational and financial metrics agreed upon between the parties. The referred price was also supported by an appraisal report prepared by an independent company.

The transaction’s documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification, and others. It was preceded by financial, administrative, legal, fiscal and operations diligence in relation to Vita IT.

The Transaction is part of our strategy to strengthen our operations and positioning in the Networking market, with the supply of network equipment (e.g., switches, routers, and Wi-Fi access points) and implementation, management and technical support for the corporate network companies. Vita IT acts as a solution integrator for companies of different sizes, providing professional and managed Networking services, as well as reselling hardware and software in the same segment.

The combination of resources and capacities of TIS and Vita IT will generate added value for our client portfolio, thanks to the performance of both companies under the same management in Information Technology and Networking activities. The transaction will also enable new businesses to be leveraged on a larger scale and in a sustainable manner, in addition to enabling revenue growth and improving business margins. The integration plan between Vita IT, TIS and us was designed to preserve its value and give continuity to Vita IT’s business.

Capital Expenditures

The following table sets forth our capital expenditures for each year in the three years ended December 31, 2022.

	Year ended December 31,
	2022	2021	2020

	(in millions of reais)

Network	7,972.4	7,102.5	6,327.9
Technology / Information Systems	1,216.5	1,255.2	1,154.2
Others(1)	531.2	4,823.2	491.2
Total capital expenditures	9,720.0	13,180.9	7,973.3
(1)	Consists primarily of: (i) handset sales made to corporate customers for the length of their contracts; (ii) furniture and fixtures, office equipment and store layouts; and (iii) spectrum licensing costs relative to the renewal of our 850 MHz frequency in 2022, while in 2021 we also had spectrum licensing costs, which amounted to R$4,459.4 million, relative to the acquisition of licenses to operate the 5G spectrum (2.3 GHz, 3.5 GHz and 26 GHz), and R$36.9 million relative to the renewal of our 850 MHz license in the Federal District and the State of Rio de Janeiro.

Year Ended December 31, 2022

In 2022, we invested R$9,720.0 million, a 26% decrease over the amount we invested in 2021 (R$13,180.9 million), primarily due to the cost of licenses, because of the acquisition of 5G spectrum made in 2021 (R$4,496.3 million).

Investments in projects were strongly focused on network investments (which accounted 82% of investments in 2022) and included 4G and 5G mobile access, transmission backhaul, backbone and FTTH network and clients. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our residential fiber network, mobile 4G and 5G in order to meet the legal obligations of the auction and provide our clients with a better user experience. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

Year Ended December 31, 2021

In 2021, we invested R$13,180.9 million, a 65.3% increase over the amount we invested in 2020 (R$7,973.3 million), primarily due to the cost of acquiring 5G spectrum (R$4,496.3 million) and higher investments in B2B and B2C (FTTH) commercial activity and mobile networks.

Investments in projects were strongly focused on network investments (which accounted for 53.9% of investments in 2021) and included expenditures on items such as radio access network (eNode-Bs and carriers), transmission backhaul and backbone, FTTH. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.

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

Recent Developments

COVID-19 Pandemic

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. We continue to closely monitor the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

●	Our stores faced little to no restrictions in their operations in 2022, as the number of COVID-19 cases fell and vaccination rates rose in Brazil, removing limitations we had during 2020 and 2021;
●	The impact on revenues was also of little relevance, not only because of the macroeconomic recovery, but also due to the increased perceived relevance of connectivity, which became of absolute essentiality, yielding increased data consumption and higher sensitivity to network quality. Accordingly, our mobile accesses increased by 14.1 million, also helped by the acquisition of Oi Móvel’s assets, reaching an all-time high of 98.0 million, while our FTTH additions in the period reached 874 thousand, taking our FTTH subscriber base to 5.5 million for the year ended December 31, 2022;
●	Costs related to sales, such as sales commissioning and advertising, continue to be positively impacted by the increased digitalization initiatives and automation of customer care; and
●	Due to the aforementioned increased demand for telecommunication services, efficient financial management and despite the macroeconomic downturn, our level of bad debts fell by 8.4%.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Our business, operations and results have been, and may continue to be, adversely impacted by the effects of the COVID-19 pandemic.”

B.	Business Overview

We are the leading mobile telecommunications company in Brazil (with a 38.9% market share as of December 31, 2022, based on accesses), with a particularly strong position in postpaid mobile services (41.9% market share as of December 31, 2022, based on accesses). As of December 31, 2022, we reached 17.7% of total market share in FTTH (fiber-to-the-home) accesses in Brazil.

Our Vivo brand, under which we market our mobile services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to, on average, achieve higher prices relative to our competition and, as a result, generally earn higher margins. As of December 31, 2022, our average revenue per mobile user, or ARPU, of R$26.3 represented a premium relative to the market average. We offer our clients a complete portfolio of products, including mobile and fixed-line voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks in the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.

We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio of higher-margin services.

Our Operations and Services

Our operations consist of:

●	local and long distance fixed-line telephone services;
●	mobile services, including value-added services;
●	data services, including broadband services and mobile data services;
●	Pay TV services mainly through IPTV;
●	network services, including rental of facilities, as well as other services;
●	wholesale services, including interconnection;
●	digital services;
●	services designed specifically for corporate customers; and
●	the sale of wireless devices and accessories.

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

Mobile services

According to data regarding market share published by ANATEL in December 2022, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.

Our mobile portfolio includes voice and broadband internet access through 3G, 4G, 4.5G and 5G (the latter of which is in the process of implementation), as well as value-added services (such as Atma, VivaE, Vida V, Vivo HomeFix, Vivo BTFIT, Go Read, Ubook, Hube Jornais, NBA and NFL), prepaid plans with data sharing features, family plans, voice mail and voice mail speech-to-text translation, caller identification, voice minutes in unlimited bundles to mobile and fixed phones, ringtones, and innovative services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.

We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.

Data services

We provide fixed broadband through fiber (FTTH – fiber-to-the-home and FTTC – fiber-to-the-curb) and xDSL technologies, with speeds ranging from 1 Mbps to 1 Gbps.

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

In 2022, we covered 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching more than 6.5 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 28.6 million homes, of which 23.3 million alone consisted of FTTH technology.

In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. Our 3G network is currently available nationwide. In addition, we offer HSPA+ technology, which is commercially known as 3G Plus. This technology allows customers with compatible terminals (including handsets) to reach up to three times the speed of traditional 3G. As of December 31, 2022, we covered 4,895 municipalities with our 3G network, reaching 97.1% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2022, was available in 4,634 municipalities, reaching 95.5% of Brazil’s population, 4.5G LTE through carrier aggregation in 3,342 municipalities, reaching 87.2% of the Brazilian population, and also 5G technology, present in 27 municipalities, equivalent of 23.9% of the Brazilian population.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount related to the obligations ANATEL set forth. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

Pay TV services

We began offering subscription-based television services, or Pay TV services, via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. By the end of 2022, we discontinued the DTH operations, disconnecting all customers. From 2023 onwards, we will only provide Pay TV services by means of IPTV (a type of service that offers video broadcast through the IPs) technologies. As of December 31, 2022, we had 1.0 million Pay TV customers, including 0.9 million IPTV customers.

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

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our monitoring process has been supported by automated systems (Robotic Process Automation, or RPA) which increases the effectiveness of incident correlation, recovery and management. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of fixed network technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.

In addition, we are widely applying advanced virtualization solutions (net functions virtualization, or NFV) to support the next generation of mobile networks, known as fifth-generation or 5G, which is operating and prepared to address future market and customer expectations by providing massive device connectivity (through IoT technology), very low latency, and higher data transfer rates.

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

At the end of 2022, we had 693 local and long-distance interconnection agreements with Telefonica Brasil (fixed and mobile operation) and 265 agreements for the provision of local and long-distance traffic.

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

Digital services (including value-added services)

Overview

In 2022, we reinforced our purpose of “digitalize to bring closer” (digitalizar para aproximar).

We continued to improve the experience of our products and digital services, with even more precise offers and exclusive conditions for our clients.

According to Omdia, we are the third Telecom company in the world in terms of the number of relevant partnerships in digital services. This shows our commitment to improving our value proposition, adding high quality services to the portfolio and creative collaborations with companies that are a reference in the digital and entertainment world.

The value proposition of the traditional plans with digital services, such as Netflix, Amazon Prime, Globoplay, and several others in Vivo Selfie Plans, are great strengths. Selfie Plans include a subscription to one of the services, with an additional data package and many other benefits of the postpaid plans.

We have also implemented similar bundles in Fixed Broadband, delivering to the public the entertainment value proposition associated with our fast connection in Fiber (FTTH). In this model, we have launched options combining FTTH with Netflix, Disney, Amazon Prime and Globoplay.

To the entry-level Post Paid plans, we added two new products in 2022: Controle + Tidal, an opportunity to increase the perception of the value proposition with a relevant player in the music spectrum, and Controle + Dotz, a plan that allows clients to accumulate points and exchange for products, trips, and other benefits in a high-rated loyalty program in Brazil.

In 2022, several stand-alone offers were also launched in our portfolio, besides new strategic players, giving our customers the choice to subscribe to these services by paying directly with Vivo’s bill:

●	Globoplay + Canais Ao Vivo: Gives access to the best premium Pay TV channels, like Multishow, GNT, SporTV, GloboNews, and many others, besides movies, series, soap operas, and other on-demand content.

●	Discovery+: One of the most important networks on the planet, offering more than 30 thousand episodes of new and very well-known shows.
●	Vivo Play App: A new option for customers to access a vast entertainment content offer, live and on-demand, anytime, anywhere and on any device. The product works through an app, with traditional Pay TV channels and access to thousands of on-demand content, without the requirement of a Set-top box to be fully functional. There are two packages, “Initial,” with 42 live channels, and “Extended,” with 87 channels.

During 2022, we continued to develop and increase communication with our clients, with a distinguished strategy for each one of our services, allied with specific promotions (price and period) that allows growth in sales throughout the year. The standalone products reached a +42% YoY customer base in 2022.

Also, the Vivo App has one of the most important roles in the expansion and visibility of Digital Services. Vivo App is responsible for overall 62% of all the sales of the standalone offers of the most relevant players, like Amazon Prime, Disney+, Globoplay, Spotify, HBO Max, and others.

With Vivo App, digital services gained more exposition with several new spaces to communicate the offers, with banners, recommended apps positions and premium positions to communicate special conditions.

Besides all launches and achievements, we also continued to increase the visibility and communication of exclusive promotional subscriptions through our loyalty program, Vivo Valoriza. In this program, eligible Vivo customers can redeem special prices and conditions from several digital services.

Financial services

Financial services are highly strategic for us, as it reinforces our position as a digital service hub, offering our customers far more than telecommunications services. Therefore, in October 2020, we launched our personal credit service for our customers, called Vivo Money. After 2 years of tests, 2022 was the year for consolidating Vivo Money as an important line of business. Currently, it grants credit to customers ranging from R$500 to R$50,000, offering competitive rates, starting at 0.99% per month up to 36 installments – always taking into consideration the individual customer’s credit behavior. Vivo Money also has a device financing service, on a strategy to create synergy with our core businesses.

Our financial service portfolio goes beyond credit and consolidates solutions for our customers. Vivo Pay, our digital bank account, is another important landmark for our financial services strategy.

Launched in 2021, Vivo Pay is the digital account free of charges and available to all our customers. It supports financial inclusion in Brazil by offering, among other functionalities, a prepaid card free of charges for online shopping. Also, users can pay bills and transfer money to any bank account in Brazil through PIX, the Brazilian instant payment system, enabling instantaneous and cost-free money transfers and payments at any time or day of the week.

In Vivo Pay, customers can also ask for Vivo Itaú Card – the credit card that Vivo has in partnership with Banco Itaú. In this new version, launched in 2022, it brings benefits such as 10% cashback for all Vivo purchases, in addition to offering up to 24 installments without interest in Vivo’s stores.

Another feature included in Vivo Pay, is Vivo Seguro Celular – the mobile insurance product partnered with Zurich – is offered to every customer to protect their Smartphones, with a digital and seamless journey. Also with Zurich, new insurance plans were launched for protecting electronic devices like laptops, smartwatches and tablets – confirming the well-established partnership and the high potential for improving services to all our customers.

Corporate innovation

In 2022, we continue to grow in the digitalization process and build new technological products and services. As the largest company in the sector in terms of client base, the innovation process and creating value through our key assets becomes essential to stay in the top and seek new avenues of growth in an already consolidated and traditional market such as telecommunication.

Based on our digital product knowledge and our main assets such as customer base, brand, billing capabilities, we strategically selected some key segments of the Brazilian market to invest and create new businesses. As a robust company, we have a competitive edge to reach specific audiences. More than that, having millions of customers, it is important to understand their needs and offer new products that are suitable and personalized for the clients and, at the same time, can contribute to complementing the telecom offers. More than launching, several products were restructured, and others are in a growth phase.

●	In the health space, we re-launched Vida V, a complete ecosystem spanning thousands of doctors, clinics and labs at very aggressive price ranges, creating an affordable alternative for health insurance. The business has presented important growth rates in the first 5 months and already has thousands of subscribers.
●	In Education, we created a joint-venture with one of the largest education company in Brazil: Ânima Educacional and launched VivaE. It is a 100% online course platform that prepares people for the job market and helps them to improve their lives. The APP and the contents were developed from scratch, in a personalized and exclusive way. The APP is available throughout Brazil and in 2023 the goal is to scale and get more clients.
●	Smart Home: New positioning of the value proposition of services based on relevant pillars of the customer journey (Smart Home consultancy, installation, device configuration and specialized support) complementing “Tem Tudo Na Vivo” positioning in the sale of smart devices. Service launch with an on-site technician for installation, configuration and creation of automation in the city of São Paulo capital and metropolitan region. Actions on the highly-rated TV Show “Pantanal” and on Vivo channels boosted the growth of Vivo Guru with remote support service, ending the year at approximately 38 thousand customers.
●	In the mindfulness vertical the key decision was to rebrand Vivo’s product to “Atma” with the objective of positioning the brand more independently and reducing the barrier for customers from other Telcos. Aligned with the new brand, we launched a new app, a better experience, and a different strategic position. This resulted in an average 15 p.p. increase in monthly active users (MAU). Also, during 2022 there were important strategic actions, such as adding new features and music, reinforcing our value proposition, and contractual optimizations with the main stakeholders which helped improve our profitability. Atma had its first big media appearance in the TV Show “Pantanal”, with product placement actions, TV and Spotify’s spots, digital media and communication with our clients. All these actions allowed Atma to grow significantly in 2022, closing the year with over 1.5 million downloads, more than 300 thousand active users and excellent evaluations on the app stores (4.5 in Apple Store and 4.2 in Google Play).

In addition to internal development and partnerships, we continue to invest heavily in our innovation processes, culture and search for good business with startups that can add value to our ecosystem.

In 2019, we launched our corporate open innovation program, Vivo Discover, and continues to stimulate innovation through a mindset change of the employees and new business development. The main program that increases our innovation culture, the Vivo Shaper, started in 2022 the fourth class with 30 executives end consultants that go through a six-month course on key methodologies and topics about the innovation process, startups culture, and how to develop a new business with the startups for revenue generation.

In recognition of the ecosystem and the market, we have received several awards:

●	Valor Inovação Brasil: TOP1 Telecom
●	100 Open Corps: TOP1 Telecom and 6th place in the general ranking
●	Época 360: TOP1 innovative telecom of Brazil
●	Empresas Mais Estado de SP: TOP1 Telecom and 14th place in the general ranking
●	Telesíntese: TOP3 communication and infrastructure providers – Vivo Ventures
●	ABVCAP: TOP 2 CVC – Vivo Ventures
●	Grow+ Innovation Awards: TOP1 Open Innovation Corp – BNDES Garagem

●	The Bakery: TOP20 best companies for the Brazilian startup ecosystem

At Wayra, our innovation hub and corporate venture capital, we had a year of achievements. We had the entry of Gabriela Toribio, in the position of Managing Director of Wayra Brasil and Vivo Ventures, to lead the team aimed at bringing startups and Vivo closer together to generate business opportunities together, to continue boosting the entrepreneurial ecosystem with contracts and financial contributions.

In April 2022, we launched a new CVC (Corporate Venture Capital) fund, Vivo Ventures, with the objective to invest in startups in verticals such as Smart Home, Marketplace, Health, Finance and Education, which are key to positioning our company as a digital hub. The fund of R$320 million will focus on A and B round startups, with a 5-year investment window. Both vehicles (early-stage and growth) are managed by Wayra and will work to make the most of opportunities for Vivo and the Telefónica group.

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

Sale of devices and accessories

We sell 5G NR, LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service, including eSIM devices. We also sell a high range of connected and non-connected gadgets offering our customers quality and technological products.

We have special offers on smartphones, USB modems and other data devices for customers of bundled packages.

Our current device suppliers are Samsung, Apple, Motorola, Usina de Vendas (Oppo), Positivo (Infinix), Multi (Nokia and Multi), ZTE and Flex (WNC and Blucastle) and our gadgets suppliers are Samsung, Apple, Harman (JBL), Lenovo, Allied (Google, Logitech Xbox and TPLink), Timbro (Amazon), Customic, Alfacomex (Geonav), Positivo, Intelbras, Multi (DJI and Multi), DPC (Motorola), Tellescom (Askey) and Coravin.

Devices and gadgets sales continued to grow in 2022, in line with our strategy to gain market share in this important market, through portfolio and distribution expansion, and also strong communication and brand awareness initiatives built on our “You can find everything at Vivo” campaign (in Portuguese, Tem Tudo na Vivo), a call to action emphasizing that Vivo can provide everything customers need, and also through our sales channels, which focused on attracting high-value customers to our physical and online stores. By the end of the year, we launched our own accessories brand, Ovvi, focused on design and quality, trying to add even more market value.

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

Local rates

Our concession agreement sets forth three mandatory plans for local fixed-line service and allows us to design alternative pricing plans. Customers have a choice between the three plans that we are required to offer, or any other alternative plan that we may choose to offer. ANATEL must be notified of the offering and implementation of any alternative plans. The three mandatory plans are:

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

The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Service Plan as of the date of this annual report:

Mandatory
Alternative
Characteristics of Plan	Local Basic Plan	Service Plan
Monthly Basic Assignment
Residential Allowance (minutes included in the residential assignment)	200 minutes	400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes	360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—	4 minutes
Completing the call (after the Sector 31 terms of allotment)	—	R$0.24023
Local minutes (charges in excess of the Sector 31 allotment)	R$0.11804	R$0.04786
Minimum call length billing	3 seconds	3 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes	2 minutes
Charge per answered call (after the allotted Sector 31 duration)	R$0.24023	R$0.24023

As of the date of this annual report, the subscription to the Special Class Individual Access plan costs R$11.34 per month for 90 minutes of local, fixed-line calls per month. Any additional fixed-line or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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

Long-distance rates

Rates for domestic, long-distance calls are based on the time of day, the day of the week, and the duration and distance of the call, and may also vary depending on whether special services, including operator assistance, are used. We have several options for domestic, long-distance calling plans for consumers using our carrier dial code (15). Customers of any local or long-distance operator may use dial code 15 when dialing long-distance to benefit from our rates. In March 2020, ANATEL approved Resolution No. 724, which established a standard for the implementation and monitoring of tariff freedom in the STFC, for use by the general public in the national, long-distance mode. Since then, we have been free to set domestic long-distance fees at market rates.

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

The initial price cap we agreed upon with ANATEL in our authorizations was based on previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in May 2022, which set fees at R$0.22222 for regular hours and R$0.15555 for reduced hours.

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

Taxes

The cost of telecommunication services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 4% to 22% on certain revenues from the sale of goods and services, including telecommunication services. Telecommunication services have recently been classified as essential by Supplementary Law No. 194/2022. As such, the ICMS rates on telecommunication services cannot exceed the general ICMS rates foreseen by each State’s local regulations. Most States respect this new legislation and currently tax telecommunications services according to the general ICMS rate, but there are some specific States that do not respect the law. Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) FUST contributions; (3) FUNTTEL contributions; and (4) FISTEL contributions”.

Billing

For postpaid customers, we send each contract customer a monthly bill covering all of the services provided during the previous monthly period. Pursuant to Brazilian law, telephone service providers are required to offer their customers the choice of at least six different monthly payment dates. For prepaid customers, billing is available online.

We have a billing and collection system with respect to local, national and international long-distance voice, subscriptions, broadband, data, IT services, outsourcing, television and third-party services. For invoice payments, we have agreements with various banks. These agreements include options for customers to select their preferred payment type: direct debit, PIX, payment to a bank, Internet and other collection agencies (including lottery-playing facilities, drugstores and supermarkets). We aim to avoid losses in the implementation of new processes and the roll-out of new products through the monitoring of billing, collection and recovery controls.

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

Collection

Our collection policies with respect to customers in default follow ANATEL regulations, as well as those of Serviços de Telecomunicações, or RACO, and the Foundation for Consumer Protection and Defense (Fundação de Proteção e Defesa do Consumidor), or PROCON. For mobile, fixed and Pay TV customers, as a general rule, if payment is more than 15 days overdue, service can be partially suspended by blocking out-going calls that generate costs to the customer. If payment is more than 30 days overdue after this partial suspension, the service can be fully suspended, disabling all services (outgoing and incoming calls), until payment is received. We offer an installment payment plan for clients with overdue balances. However, if accounts are not paid after 30 days following the total suspension, the contract can be canceled and reported to credit protection agencies.

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

Provisions for doubtful accounts in the year ended December 31, 2022 were 1.9% of the total gross revenue.

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

	Last Available IBGE Data from 2020 (1)
				Percent of
	Pop.	Percent of	GDP(R$	Brazil’s	Per capita
Area	(million)	Brazil’s pop.	million)	GDP	GDP (reais)

São Paulo State	46.3	21.9%	2,377,639	31.2%	51,365
Minas Gerais State	21.3	10.1%	682,786	9.0%	32,067
Rio de Janeiro State	17.4	8.2%	753,824	9.9%	43,408
Bahia State	14.9	7.1%	305,321	4.0%	20,449
Paraná State	11.5	5.4%	487,931	6.4%	42,367
Rio Grande do Sul State	11.4	5.4%	470,942	6.2%	41,228
Pernambuco State	9.6	4.5%	193,307	2.5%	20,101
Ceará State	9.2	4.3%	166,915	2.2%	18,168
Pará State	8.7	4.1%	215,936	2.8%	24,847
Santa Catarina State	7.3	3.4%	349,275	4.6%	48,159
Maranhão State	7.1	3.4%	106,916	1.4%	15,028
Goiás State	7.1	3.4%	224,126	2.9%	31,507
Amazonas State	4.2	2.0%	116,019	1.5%	27,573
Espírito Santo State	4.1	1.9%	138,446	1.8%	34,066
Paraíba State	4.0	1.9%	70,292	0.9%	17,402
Rio Grande do Norte State	3.5	1.7%	71,577	0.9%	20,253
Mato Grosso State	3.5	1.7%	178,650	2.3%	50,663
Alagoas State	3.4	1.6%	63,202	0.8%	18,858
Piauí State	3.3	1.5%	56,391	0.7%	17,185
Federal District	3.1	1.4%	265,847	3.5%	87,016
Mato Grosso do Sul State	2.8	1.3%	122,628	1.6%	43,649
Sergipe State	2.3	1.1%	45,410	0.6%	19,583
Rondônia State	1.8	0.8%	51,599	0.7%	28,723
Tocantins State	1.6	0.8%	43,650	0.6%	27,449
Acre State	0.9	0.4%	16,476	0.2%	18,420
Amapá State	0.9	0.4%	18,469	0.2%	21,431
Roraima State	0.6	0.3%	16,024	0.2%	25,387
Total	211.8	100.0%	7,609,598	100.0%	35,936
(1)	According to IBGE data (2020) collected at https://www.ibge.gov.br/ – subject to revision.
(2)	Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.

Seasonality

Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales

Overview

Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2022, consisted of 246 own sales outlets throughout Brazil. In addition, we also have approximately 1,541 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.

As of December 31, 2022, we had approximately 322,326 points of sale where prepaid mobile service customers could purchase credits using the Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.

We bring our solutions to our customers through the following physical sales channels:

●	Vivo stores: we continue to focus on the transformation of the traditional PoS (Point of Sale) into the PDX (Point of Experience), reaching eight iconic stores, two Stores-in-Store and 409 Plus Stores (a concept created to serve small and medium cities) as of December 31, 2022. By advancing on infrastructure, systems, customer service, micromanagement and capillarity improvements we believe we continue to provide an efficient, profitable and enchanting service. Even after the easing of the restrictions of the pandemic in 2022, we maintained our Vivo em Casa program, a tool where anyone can contact our store´s sales force, strengthening the digitalization of our stores.
●	Exclusive dealers: this channel is made up of companies selected and certified to provide our complete product portfolio. These dealers make up an extensive distribution network across the country. Although the channel offers the entire product portfolio, its focus is on postpaid and Fiber products. We are also constantly updating and improving these stores to provide a better customer shopping experience, to ensure a consistent experience as in our flagship stores. In 2022, these resellers increased our store reach by more than 60 points of sale, which meant we were present in Brazil through 1,541 stores as of December 31, 2022.
●	Retail channel: our retail channel sells postpaid and prepaid products and recharge services that are marketed by our partners’ own sales teams. This channel maintains a strong partnership relationship with retailers through our sales incentive program (tying compensation to sale performance). In 2022, despite challenging market circumstances, we sustained a relevant volume in prepaid products, maintaining a substantial part of our capillarity through commercial and operational efficiency actions.
●	Distribution channel: the broadest and most complex sales channel across our markets, this channel allows our prepaid customers to purchase data and voice credits. In order to be as close as possible to potential and existing customers, this channel comprises authorized agents, lottery stores, post offices, bank branches and small retailers, such as pharmacies, newspaper stands, bookstores, stationery shops, bakeries, gas stations, bars and restaurants. The channel is currently responsible for the majority of our prepaid sales (90%) and mobile recharges (65%). In 2022, we consolidated the prepaid market share leadership, which was achieved in the previous year with a 35% share, even after Oi´s mobile operation was split between Vivo, Claro and Tim. We grew our position in micromanagement including specific sales force payments with granularity at the POS level.
●	Door-to-door sales: this channel continues to be strengthened with the growth of the Fiber network across the country, expanding the sales force, focusing on quality and now seeking to total our customers. It is our main fiber sales channel, representing almost 31% of all fiber sales in the B2C segment. The fiber market requires important local knowledge for greater sales penetration and that is why a hunter channel such as door-to-door sales is so important for this segment.
●	Outbound telesales: characterized by the lack of geographical limitations, our outbound telesales channel can reach existing and potential customers across the whole country, offering our full product portfolio, from prepaid to postpaid products, as well as fixed voice, broadband and TV bundles, this channel has focused on increasing the client base by identifying new clients and offering suitable plans to our existing clients according to their consumption profile. This channel contributed to more than 200,000 unit sales per month.

Customer experience

In 2022, our purpose, “Digitalize to Bring Closer” was even stronger, with Vivo being more present, more potent and more plural. Our mission to digitalize transforms the world and its people through what we do best, connecting the people of our country. Digitalizing brings us closer and brings our clients closer to what matters the most to them, like digital health services, education, financial inclusion and entertainment. In this context, we have evolved to be even more present in our clients’ lives.

We amplified our investments in connectivity and started the 5G technology revolution, we expanded even more the best fiber ultra-broadband connectivity and transformed our digital services’ ecosystem, adding value to our clients’ lives in the most diverse themes, such as health with Vida-V, financial services with the Vivo Money and Vivo Pay platforms, and entertainment with Vivo Play. In each contact point or need of our clients, we have guaranteed differentiated treatment and full support, from solving simpler themes through digital channels or with individualized and personalized customer service to solving complex issues.

In 2022, we also advanced in our methodology to perfect end-to-end experiences, differentiated, personalized and 100% thought out in our customers. To do so the business units have been structured into multidisciplinary Squads in agile models to understand the customers’ needs and redefine simplified processes and custom-made to each profile. Our employees’ work, together with our mission and the Vivo DNA, have assured us another outstanding year, recognized by the market and its consumers and yielding us over 20 national and international awards. We were recognized by specialized juries like the “DNA Solves” program, which was elected the best CX program in the category “Resolution Negotiations” worldwide in the global Customer Centricity World Series Awards. Our CX program was also recognized by the International CX Awards (ICXA) in the category “Best Culture Centricity Awards”. We were also recognized by the public, with the “Folha Top of Mind” award, where we were recognized in 3 categories. And the Vivo DNA moves on stronger and rooted in the day-to-day of our employees through a collaborative culture and disseminated through programs like “Vivo DNA in action”, where, in a super task force with our channels, we made two special editions opened to employees of all levels, executive or not, in regions of Brazil, in this program, where the employees could live the experience of being in the front lines, understanding and helping our clients on this end. In 2022 alone, there were 458 experiences and over 360 opportunities mapped and sent to business units to solve them. Our Ombudsman, which has the mission of winning back clients to a high level of satisfaction perception was also recognized by engagement awards.

In 2023, we will continue with our commitment to digitalize to bring closer and give enchanting experiences to the over 100 million accesses that chose us to provide connectivity and its digital services.

Technology

Voice and data networks

To offer a greater variety of integrated services, we incorporated several new technologies into our voice and data networks. In 2022, we have already consolidated our network virtualization program towards cloudification, having some data centers installed and operating. This allows us to fully offer services based on new technologies, such as 5G, which network functions are cloud-native. In 2022, we launched our first 5G standalone network offering 5G services for our clients.

For mobile voice services, we are moving forward to our digitalization process using VoLTE (Voice LTE) and investing more and more in such technology which has a lot of benefits when compared with voice in 3G/2G networks, such as voice in HD, fast call setup, multi-device services, etc. At the same time, we have already concluded our planning in order to offer VoNR (Voice over 5GSA) in the short-term.

For our fixed-line voice network, we offer VoFTTH (Voice over FTTH) services, SIP trunking and SIP interconnections, and have been increasing our network by launching in new cities while working on energy efficiency, site demobilization, voice digitization plans, and synergies between fixed-line and mobile networks, among other initiatives. To support VoIP growth, we are in the process of consolidating and growing our Unified IMS core, deploying some Session Border Controllers (SBC) on our access edge and peering edge. All these initiatives have made it possible savings in terms of energy consumption, labor and maintenance costs.

For our data core, we launched 5G Standalone and non-standalone architecture, continue to expand our mobile network geographically including 5G architecture, by expanding to new locations through additional points-of-presence and offering the best experience for our customers. Expanding Private Networks (LTE private) and data services IoT (LTE-M and Nb-IoT).

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

In projects related to the Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide fixed or mobile telecommunications services in Telecom Data Centers. The local network works as access to all data network services connecting them to the IP backbone.

We continue to evolve the standard Ethernet local area network (LAN) framework to the TRILL protocol (RFC 6326). The use of this protocol makes it possible to increase the resilience of the environment, allowing for a considerable reduction in failures that may sometimes affect the service provided to the end customer. We are also implementing the concept of decentralization in Data Centers Telecom with Top of Rack (TOR) and End-of-Row (EOR) switches, allowing cost savings with structured cabling, reducing energy, space and cooling. To keep up with the growth of the network, in 2022 we increased the capacity of the sites, providing more port capacity in nine existing sites and implementing one new site.

We also continued to structure our CDN (Content Delivery Network) to improve the customer experience with our services, using the cache solution to reduce bandwidth consumption on the IP backbone, storing content locally from partners such as Google, Netflix, Akamai, Facebook, Globo and Tik Tok. This allows us to optimize network resources and improve service quality. For this network structure, we use stand-alone switches. In 2022, we increased capacity on nine existing sites due to increased data traffic.

In a structure of stand-alone switches similar to Caches, we implemented these switches to meet the demand for DNS servers in five sites.

Network security

In a digital world where telecommunication networks are becoming highly complex, the security of networks is an indispensable factor for the success of our customers and their business. The governance, risk management and compliance of our network is aligned with the group’s business and is based on the CIS Controls framework which its structurization project has begun in 2022 towards its consolidation. We also continued to work in 2022 to detect threats and protect our network with new technologies such as: Security Analytics tool, Threat Intelligence and Firewall API tools, and increasing the number of team members with high-level skills against a variety of attacks, thus, reducing the risk of compromising our services.

In addition, to identify our vulnerabilities before an attacker, we perform cyber war games and tabletop simulations with our blue, purple and red teams to increase our cyber resilience and defensive skills. The game simulates a cyberattack, in which the red team is responsible for finding breaches in our systems; the blue team, for protecting them, while the purple team sets the rules and environmental conditions for the game.

TV services

We offer IPTV services through our FTTH network using an open platform, which was created to revolutionize the way we deliver IPTV services. Our open platform consists of Pay TV with video broadcasting offered through an IP. Our several global partners have developed modules in partnership with us to connect to our existing global video platform. Our local team customized the middleware for set-top-box to create a standardized version that brings better time-to-market for new developments and product releases, as well as future convergence between IPTV and OTT platforms. Several components were integrated to create a new ecosystem for IPTV, such as instant channel change, retransmission, and applications to provide a better user experience. Additional services such as pay-per-view and VoD are also available.

We deliver IPTV service to over 350 cities throughout Brazil as of December 31, 2022, and have sustained our growth from previous years by expanding the coverage of IPTV to new cities. We have created additional points-of-presence, increased the offering of local channels, and increased the quality of IPTV services delivered to remote locations. We have continued to expand the list of third-party integrations, offering our customers a smooth experience with streaming services such as Netflix, Amazon Prime Video, YouTube, YouTube Kids, Disney+ and Star+. In addition, in 2022 we launched an IPTV service based on OTT streaming, which includes up to 87 linear channels and access to our VoD catalog. Our IPTV interface was further redesigned to improve customer experience, as more channels are offered to customers and our CDN platform growth ensures our ability to offer additional VoD titles and OTT services. In our development plan, we expect to upgrade to the most advanced technology available, with a focus on integrating our services with the Internet and increasing the number of multimedia transmission services, with an emphasis on FTTH (GPON), NGN, DWDM, ROADM and IPTV.

In 2022, we terminated our DTH operation, shutting down the last transponders we had with satellite service providers. We have promoted an extensive communication plan throughout the year, offering customers the choice to migrate to our IPTV service or the OTT, depending on technical availability at each location. It was an important milestone in our evolution roadmap, allowing us to focus exclusively on the evolution of our IP-based TV portfolio.

5G Acquisition

In December 2021, we acquired through auction, the following radio frequency sub-bands: 2.300 MHz to 2.390 MHz, 3.300 MHz to 3.700 MHz and 24.3 GHz to 27.5 GHz, which in turn will allow us to increase the capacity of our network in denser urban areas. With the acquisition of these frequencies, we guarantee 5G services provision, reducing significantly latency, enabling greater connectivity and higher download and upload speeds (10x faster than 4G network).

These 5G features have enabled the development and improvement of services such as: IoT, games, autonomous vehicles, virtual reality (VR), industry automation and agribusiness.

Acquisition of part of OI UPI Mobile assets

We acquired part of OI’s UPI mobile assets, with approximately 12.5 million customers, 43MHz spectrum in 1.800 MHz, 2.100 MHz e 900 MHz frequencies, with Nationwide coverage, contracts for the use of 2,700 sites of mobile access, in Southeast (state of São Paulo), South (Paraná), Northeast (Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí) and North (Maranhão) regions, reinforcing the capacity and capillarity of our network.

Mobile coverage

In 2022, we continued to expand the capacity and coverage of our mobile networks to absorb continuous growth in voice and data traffic. We seek to set ourselves apart from our competitors by significantly growing our 4G and 5G coverage. As of December 31, 2022, our mobile network covered 5,034 municipalities in Brazil using different technologies such as 5G, LTE Advanced Pro, LTE, WCDMA and GSM/EDGE digital technologies, or 90.4% of the total municipalities in Brazil and 97.8% of the Brazilian population. We have the biggest LTE Advanced Pro (commercially known as 4.5G) coverage in Brazil (with 3,342 municipalities and 82%

population covered). In the same period, we have covered all 27 state capitals of Brazil with 5G SA and NSA; these cities together represent 24% of the Brazilian population.

Following the schedule of the GAISPI executive committee, from Jun 2022 to October 2022, Vivo activated the 5G network over the TDD 3500MHz spectrum in all 27 capitals of Brazil, where the clients with suitable terminals are already using this new mobile network, enjoying its benefits as Enhanced Mobile Broadband services.

Since 2015, we began to develop network sharing in 4G 2,600 MHz coverage with Oi and TIM. As of December 31, 2022, after the sale of Oi and project review, we covered 126 Brazilian municipalities using shared radio base stations and 223 municipalities using TIM´s network through RAN sharing. In 2017, we also began to develop 3G network sharing with Claro and, as of December 31, 2022, we covered 235 Brazilian cities using shared radio base stations and 139 cities using Claro’s network through RAN Sharing. In 2018, we further began to develop 3G network sharing with TIM, and, as of December 31, 2022, we covered 17 Brazilian cities with shared radio base stations and 27 cities using TIM’s network through RAN sharing. In 2019, we began to develop network sharing in 4G 700 MHz with TIM (as a proof of concept), and, as of December 31, 2022, we covered 10 Brazilian cities with shared radio base stations and 9 cities using TIM’s infrastructure through RAN sharing. In 2019, we entered into a network sharing agreement with TIM for 2G, 3G and 4G technologies, which sought to expand our network and create synergies. As of December 31, 2022, we covered 363 Brazilian cities with shared 3G/4G radio base stations and 350 cities using TIM’s infrastructure through RAN sharing. Also in 2022, 3G/4G Single Grid was deployed in the urban area of 50 cities by Vivo and 53 cities by TIM. RAN network sharing allows us to fulfill the ANATEL obligations that were imposed on us as part of our spectrum acquisitions, and reduces network deployment and maintenance costs to provide additional coverage at lower costs.

Fraud detection and prevention

During 2022, we continued our work in combating the two main types of fraud, as follows:

●	Subscription fraud: is a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents with the main objective of evading payment. In 2022, we registered a reduction of 16% in losses related to subscriptions, from R$70.5 million in 2021 to R$59.2 million in 2022. The main initiatives for this reduction were the expansion of the security layers (Biometrics, Devices Behavioral Analysis, among others), as well as the constant improvement of rules and revision of detection and prevention procedures.
●	Identity Fraud: also known as “social engineering,” an identity fraud takes place through call centers, our own stores or our resellers, where a caller that has access to information belonging to our existing clients’ contacts our call centers and makes unauthorized changes and activations. We had a reduction of 72% of cases in 2022, going from 2,268 cases in 2021 to 634 cases in 2022. Said reduction is related to many improvement processes in access management, CRMs and Biometrics in all service channels of the company. Restriction of access for the chip exchange in non-face-to-face channels (i.e., Call Centers) submitting the client to go through this process only in a presential channel, through biometric authentication of the client.

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

We have a roaming agreement with MTN Irancell. During 2022, we recorded US$559.37 in roaming revenues and US$0 (zero) of expenses payable to MTN Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.

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

In the mobile market, we continued to lead in market share, with a 38.9% share according to information from ANATEL as of December 31, 2022. This year, the competition remained intense in 4G and 4.5G network coverage expansion and subscribers’ growth.

We lead the mobile market in 15 states: Alagoas, Amazonas, Amapá, Ceará, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Paraíba, Pernambuco, Rio Grande do Sul, Roraima, São Paulo and Sergipe. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in nine states: Acre, Bahia, Distrito Federal, Goiás, Maranhão, Piauí, Rio de Janeiro, Rondônia and Tocantins. TIM, a Brazilian telephone company and a subsidiary of Telecom Italia, leads the mobile market in three states: Paraná, Rio Grande do Norte and Santa Catarina (according to ANATEL as of December 2022).

On the fixed services front, the wireline and pay-TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro (which includes its Claro and Embratel services) and Oi, which is stronger in the fixed-line services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) has been offering its fixed broadband network TIM Live in 40 cities. SKY, which is currently controlled by the Argentine conglomerate Werthein, has pay TV and broadband services (4G LTE TDD). In addition, we have competition from thousands of regional service providers throughout Brazil.

Environment, Social and Governance

By promoting digitalization, we bring people, businesses, and society together, contributing to transforming lives and companies. This objective is translated through our purpose ‘Digitalize to Bring Closer’, supported by strategic pillars, among them

#VivoSustentável, which includes actions to the well-being of society, promoting positive impacts from digitalization. To ensure and track this commitment, we have the Responsible Business Plan (RBP), a strategic instrument approved annually by the Board of Directors which establishes medium and long-term initiatives and goals based on six pillars that contribute to the Sustainable Development Goals/2030 Agenda.

This strategy is deployed through internal structures that ensure its perpetuity and dissemination across the organization, such as specific committees for ESG agendas with senior management: (a) Quality and Sustainability Committee (local and global) with the participation of independent members of the Board of Directors and (b) Sustainability Committee, with direct reporting to the CEO and the Executive Directors. In 2022, it was approved the new composition of our Board of Directors, achieving advances in terms of independent members (83.3% of the total members) and diversity (33.3% of the members are women).

To further strengthen the theme in the organization, ESG commitments are included in variable compensation. Since 2019, 20% of short-term executive and employee compensation are linked to NPS, reputation, GHG emissions and women in leadership targets. In 2022, a New Long-Term Incentive Plan was announced, which includes phantom shares of the Company in executive compensation, with climate change indicators among the evaluation criteria. Demonstrating how sustainability correlates with our business strategy and long-term vision, we issued R$3.5 billion in Sustainability-Linked Bonds (SLBs), a debt instrument linked to the achievement of ESG goals. The assumed goals relate to internal actions aimed at promoting diversity and a low-carbon economy.

On Climate Change, our performance is based on three pillars:

●	Mitigate impact: we have an energy efficiency program to reduce our energy consumption; 100% of the electricity supply comes from renewable sources and currently, we are investing in Distributed Generation Projects, with more than 85 plants planned. We are also Carbon Neutral, offsetting direct emissions, and continue to reduce our own emissions. In the value chain, through its Carbon in the Supply Chain Program, CO2-intensive suppliers are engaged to reduce their emissions. The Telefónica global target, validated by Science Based Targets initiative (SBTi), is to reduce value chain emissions by 56% by 2030 and achieve net zero emissions by 2040.
●	Leverage Opportunities: technology is crucial in the transition to a greener society. For this, we provide solutions that have the potential to decarbonize various value chains. In the B2B segment, we offer P&S with the Eco Smart seal, verified by a third party, which allows companies to know the environmental benefits that the solution can generate in their operation.
●	Adapt to Risks: climate change risks are included in our overall risk assessment. Periodically, a qualitative and quantitative evaluation is performed, considering the physical and transition risks in short, medium and long term. 100% of the operations nationwide are evaluated.

For the disposal of electronic waste, since 2006, we offer to our customers and non-customers collection points where they can do the correct disposal through Recicle Com a Vivo Program, which has already collected more than 5 million items. We also raise awareness of society, with actions in various channels, such as prime-time TV commercials, social media and schools. With Vivo Renova Program, customers receive discounts for exchanging their cell phones upon delivery of the used device, which can be resold (increasing its useful life) or disposed of properly. In the fixed business (broadband, voice and TV), customers can schedule home collection or return to the store of used modems or decoders to be refurbished and reused or recycled. In addition to actions at the end of the product’s life cycle, the company also provides the Eco Rating seal, which evaluates the cell phones’ environmental performance, providing information for the consumers’ sustainable purchasing and encouraging manufacturers to improve their products.

Aware of the benefits of digitalization, we invest around R$8 billion per year in strengthening our mobile network and expanding our fiber network. Digitalization also has the potential to promote social development and inclusion, accelerating the penetration of essential services. In this context, we have solutions in health (Vida V), education (VivaE), banking and access to credit (Vivo Pay and Vivo Money). Digitalization is part of the Fundação Telefônica Vivo purpose, which benefits more than 2 million people per year and has as one of its areas of focus the development of digital skills with public school teachers and students.

We have the Vivo Diversity Program, with an exclusive committee led by the CEO and actions to expand the inclusion and representativeness of four main groups: gender, race, LGBTI+ community and people with disabilities. In 2022, our internship and trainee program allocated 50% of positions to black people. We are committed to the targets: (1) ≥30% of blacks in leadership positions by 2027; (2) ≥40% of black people in the workforce by 2027; (3) 40% of women in executive leadership positions by 2027.

To achieve these goals, we have affinity committees and groups, exclusive mentoring programs, specific recruitment and selection practices, in addition to training actions for managers and employees.

In 2022, we updated our code of ethics, called Responsible Business Principles, which defines the basic values to act with integrity, transparency and commitment. These values are strengthened through the Compliance Program, called #VivoDeAcordo, with actions aimed at all employees. The ethical agenda is also expressed in our commitment to protecting our customers’ data with high standards of privacy and security. The customers can access more information about the treatment of data, exercise of rights and details about our management practices through the Privacy Center website. Furthermore, the digital security strategy is monitored by senior management through: (a) a dedicated management structure with a Chief Security Officer (CSO) and a Chief Information Security Officer (CISO), (b) a Digital Security Risks Executive Committee, and (c) the periodic review of the digital security strategy by a Board of Directors’ independent director.

We have implemented significant standards and certifications: ISO 26000 (Social Responsibility); ISO 27001 (Information Security) for the GVUL (vulnerability management) and MDR (Managed Detection and Response) process of the digital security program (Vivo Segura); DSC 10000 (Compliance); ISO 14001 (Environmental); ISO 45001 (Occupational Health and Safety) and ISO 50001 (Energy). Emphasizing its commitment to sustainable development, we also adhered to the 2030 Ambition of the UN Global Compact Network Brazil, an initiative aimed at expanding the engagement of companies in the implementation of the Sustainable Development Goals (SDGs).

we are placed in the main sustainability assessments, such as: (1) Among the 10 most sustainable companies in the sector in S&P’s ESG Global ranking (ninth position) and second consecutive year in The S&P Sustainability Yearbook; (2) Present on the ‘A List’ of CDP Climate Change; (3) Top 5 in the Corporate Sustainability Index – ISE B3 (second position) and listed on other ESG indices from B3: ICO2 (Carbon Management), IGPTW (People Management) and S&P/B3 ESG Brazil; (4) Second consecutive year on the Bloomberg Gender-Equality Index (GEI); (5) TOP 10 in the ranking ‘Best Companies to Work by Great Place to Work Brasil 2022’. In addition, the company is part of ESG indices of the S&P, FTSE4Good and MSCI.

Our ESG strategy, including main environmental, social and governance actions and programs, can be found in its Annual Sustainability Report, available on: https://ri.telefonica.com.br/en/esg/sustainability-reports. The information on our website is not a part of this annual report on Form 20-F.

Regulation of the Brazilian Telecommunications Industry

Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under authorization agreements for voice, mobile, data and Pay TV services in all Brazilian states, except for voice services in São Paulo state, where we operate under a concession agreement that enables us to provide specified services and subjects us to certain obligations, according to the PGMU and the RCON.

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

Both concessions and authorizations licenses are subject to several obligations regarding, for instance, quality of service, as well as network expansion and modernization. Nonetheless, companies that provide services under the public regime, known as the concessionaires, are subject to additional obligations as to continuity and universality of service.

A concession may only be granted pursuant to a public bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return of the possession of the reversible assets from the concessionaire to the government authority upon termination of the concession. Another distinctive feature of public concessions is the right of the concessionaire to maintain economic and financial standards, which are calculated based on the rules set forth in our concession agreement and was designed based on a price cap model.

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

Concessionaires, including us, can also offer other telecommunications services in the private regime, which primarily include broadband, data transmission services, mobile services and Pay TV.

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

Our operations are regulated as follows:

●	Fixed line voice services (local and long-distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for an additional period of 20 years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;
●	Mobile voice and mobile broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal - SMP) authorizations;
●	Fixed broadband and Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;
●	Pay TV services, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term;
●	Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for network building and specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and
●	Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesale services are also regulated by the PGMC.

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

An independent entity, funded by the providers, will measure the quality of services, but ANATEL will be able to contract complementary measures. In addition to this entity, the regulation amended the consumer rights regulations, creating the obligation to establish an ombudsman, directly linked to the company’s presidency. The full implementation of this new regulation will not take place until 2022. ANATEL has set a deadline of 18 months for its implementation group to develop an operational manual, making the first measurements, and for the publication of a reference values document, or DVR. As the DVR was approved on December 2, 2021, measurements begun on March 2022, and seals are expected to be issued in early 2023

RQUAL already revoked most of the existing indicators in the old quality regulations. The reimbursement criteria in the services regulations were also revoked, and, as of February 2022, only the RQUAL provisions are in force.

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

Other regulations have been adopted to revise certain aspects of our concession. On June 30, 2011, ANATEL determined the new basis for calculation of the biannual concession fees. Every two years, during the new 20-year period of our concession, we are required to pay a renewal fee, which amounts to 2% of the total revenue in the previous year, calculated based on the revenues and social contribution of fixed-line basic and alternative plans. The most recent payment of this biennial fee was made in April 2019, based on 2018 revenue. The next payment is therefore scheduled for 2021 based on 2020 revenue. See Note 1 to our Consolidated Financial Statements.

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

In addition, in December 2018, ANATEL began a notice and comment period on the last PGMU revision for the period between 2021 and 2025 (PGMU V). The public consultation was concluded and ANATEL’s board of directors approved the new revision on November 26, 2020. The main change in comparison to PGMU IV concerns the goals that must be met to replace the reduction in the number of payphones required. ANATEL proposed to replace 4G targets, established in the previous plan, with the construction of a backhaul in municipalities that do not have an optical fiber connection yet. These targets were approved by the Brazilian Ministry of Communications (Ministério das Comunicações) in January 2021 through Decree No. 10,610/2021. Additionally, ANATEL published Resolution No. 754/2022, containing the revised PGMU Regulation.

Our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of Resolution No. 744, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). As such, at the end of our concession contract on December 31, 2025, our concession-related assets will not be transferred to the Brazilian government, but will be subject to specific network and infrastructure sharing agreements as provided in the operational manual for the Continuity Regulation, which itself was approved by Decision No. 269/2021/COUN/SCO. Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court’s ruling.

For information about regulations affecting rates we can charge under our concession agreements, see “—Rates, Taxes and Billing.”

Obligations on concessionaires to provide fixed-line service under the public regime

We and the other concessionaires are subject to the General Universal Service Targets Plan (Plano Geral de Metas de Universalização – PGMU), which requires that concessionaires undertake certain network expansion activities with respect to fixed-

line services. The timing for network expansion is revised by ANATEL from time to time. If any given concessionaire does not fulfill its obligations under the PGMU, ANATEL may impose various monetary penalties and such concessionaire may lose its license if ANATEL determines that it will be unable to provide basic services under the Plan.

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

In July 2018, ANATEL approved Resolution No. 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewal costs. This new regulation took effect in May 2019.

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

Furthermore, since our licenses for the 900 MHz and 1,800 MHz band will expire in 2023, their renewal has been requested and a final decision by ANATEL is still pending. For instance, in August 2022, ANATEL approved the renewal of 900 MHz and 1,800 MHz licenses held by TIM until 2032.

In addition, on December 8, 2022, ANATEL revoked our 450 MHz spectrum authorization (451-458 MHz and 461-468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that we could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term. Previously, in September 2022, ANATEL revoked authorizations held by other providers.

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

Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

		Bandwidth
Region	Frequency	(MHz)	Notes	Year of Exp. Date	Notes
Brazil (1)	700 MHz	20		2029
Brazil (1)	850 MHz	25	(2)	2023–2028	(3)
Brazil (1)	900 MHz	5	(4)	2023–2035	(5)
Brazil (1)	1.8 GHz	20	(6)	2023–2035	(5)
Brazil (1)	2.1 GHz	20–30	(7)	2023
Brazil (1)	2.3 GHz	40–50	(8)	2041
Brazil (1)	2.5 GHz	40	(9)	2027–2031	(10)
Brazil (1)	3.5 GHz	100		2041
Brazil (1)	26 GHz	600		2041

(1)	Telefonica Brazil uses high and low frequencies spectrum in all regions of Brazil.
(2)	States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, SP and TO - except PGO Sectors 3, 22, 25, 30 and 33.
(3)	Current licenses expire between 2022 and 2028. ANATEL decided to limit their renewal up to 2028, due to a future mandatory refarming process.
(4)	States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, TO - except PGO Sectors 20, 22, 25 and 30.
(5)	Regional licenses: expiration and renewal dates depend on the region.
(6)	20 MHz is the most common bandwidth, but can rise up to 50 MHz in some regions.
(7)	30 MHz in regions where the 1,900 MHz bandwidth frequency has been migrated to 2,100 MHz.
(8)	50 MHz in the southeast region of Brazil (except the state of SP and PGO Sector 3); 40 MHz in the state of SP, and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25).
(9)	40 MHz is the most common bandwidth, but can rise up to 60 MHz in some regions.
(10)	Band X will expire in 2027 and Band P will expire in 2031.

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

We also have the obligation to meet voice and data demand in remote rural areas, defined in the bidding process of the 2.6 GHz band. As a commitment, we are required to provide infrastructure and service operating in any frequency band in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe, and countryside of São Paulo, for a total of 2,556 municipalities. In these areas, we are also required to provide free broadband to schools located in rural areas.

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

Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band. In November 2020, ANATEL attested that 9 out of 17 obligations have been fulfilled by the operators. According to the Agency, the other obligations would either be concluded in 2020 or were linked to activities that still need to be carried out, however, this situation does not imply any type of noncompliance on the part of the operators in relation to what should have been done.

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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount related to the obligations ANATEL set forth. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

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

Civil rights framework for the Internet

On April 23, 2014, at the opening of NetMundial, former President Dilma Rousseff approved the Civil Rights Framework for the Internet (Marco Civil da Internet), which was enacted as Law No. 12,965/2014. The act adopts strict Net Neutrality rules that guarantee equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. After three public consultations released by CGI.br (the Brazilian Internet Steering Committee), the Ministry of Justice and ANATEL, the Brazilian government published Decree No. 8,711/2016, which regulates the law. It establishes the regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration. We believe these measures will offer our clients greater protection with respect to how their personal information is used and shared and creates opportunities for new services that make use of aggregated information.

In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding Personal Data Protection. The original text of this law is based on the European Union’s Directives on Data Protection (Directive 95/46/EC), and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others. In 2018, the President of Brazil approved the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the ANPD, in accordance with the ANPD’s Ordinances No. 11/2021 and 35/2022. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020. Furthermore, following the approval of Decree No. 10,474/2020, which governs the ANPD, all five directors were appointed and officially confirmed by the Brazilian Senate in October 2020.

In March 2021, the ANPD and the Brazilian National Consumer Secretariat (Secretaria Nacional do Consumidor), or SENACON, signed a technical cooperation agreement, or TCA, to facilitate the investigation of security incidents. Under the TCA, SENACON will begin sharing information about consumer complaints related to data protection with the ANPD. However, whether to apply the LGPD to individual cases, or whether to share information about these cases with SENACON, falls upon the ANPD. The TCA is effective for 24 months, subject to renewals at the ANPD and SENACON’s discretion. In addition, ANPD signed a second TCA with CADE in June 2021, which seeks to target violations of economic and market rules and to promote a culture of free enterprise in services relating to the protection of personal data. To this end, CADE and the ANPD will exchange information and participate in joint educational activities on procedures and practices to promote competition in personal data protection services. In October 2021, ANPD signed a Memorandum of Understanding with the Spanish Data Protection Authority to promote specific technical cooperation mechanisms that allow the exchange of knowledge and experiences, as well as the identification of best practices in the field of personal data protection.

For additional information on our data protection and data privacy policies and procedures, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”

Resolutions published

A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2022. The most relevant among these regulations were:

●	ANATEL Resolution No. 745: Approves the Telecommunications Services Numbering Regulation;
●	ANATEL Resolution No. 750: Amends the Telecommunications Services Regulation, the Fixed Switched Telephone Service Regulation and the Personal Mobile Service Regulation, and replaces items in the Global Mobile Service Regulation for Non-Geostationary Satellite;
●	ANATEL Resolution No. 752: Revokes and amends Resolutions previously issued by the Agency (“Regulatory Guillotine”);
●	ANATEL Resolution No. 754: Approves the Regulation for the Universalization of Fixed Switched Telephone Service (STFC) Provided in the Public Regime;
●	ANATEL Resolution No. 755: Approves the Tariff Regulation for the Fixed Switched Telephone Service for the Use of the General Public (STFC);
●	ANATEL Resolution No. 756: Amends the Regulation for adapting the Concessions of the Fixed Switched Telephone Service (STFC) for Authorizations of the same service; and
●	ANATEL Resolution No. 757: Approves the Regulation of Conditions for the Use of Radio frequencies.

Public consultations published

In 2022, ANATEL announced a series of public consultations. The most relevant among these public consultations were:

●	ANATEL Public Consultation No. 11: Definition of Technical and Operational Requirements for the 27.5-27.9 GHz frequency band;
●	ANATEL Public Consultation No. 16: Proposal for revision of the methodology for calculating the base value of sanctions related to unauthorized use of the radio frequency spectrum;
●	ANATEL Public Consultation No. 17: Proposal for ANATEL and ANEEL Joint Resolution approving the Pole Sharing Regulation between Electric Energy Distributors and Telecommunications Service Providers;
●	ANATEL Public Consultation No. 23: Regulation of the 4800-4990 MHz band;

●	ANATEL Public Consultation No. 24: Proposal for Revision of the Methodology for calculating the base value of sanctions related to the use of non-approved/certified products;
●	ANATEL Public Consultation No. 36: Technical requirements for 5G stations operating in the 3.5 GHz band, in order to protect radio altimeters operating in the 4.2 – 4.4 GHz band;
●	ANATEL Public Consultation No. 38: Amends the Regulation for adapting the Concessions of the Fixed Switched Telephone Service (STFC) for Authorizations of the same service;
●	ANATEL Public Consultation No. 41: Simplification of the Regulation of telecommunications services;
●	ANATEL Public Consultation No. 48: ANATEL’s Regulatory Agenda for the 2023-2024 biennium;
●	ANATEL Public Consultation No. 54: Approve the Procedure for Assigning Numbering Resources;
●	ANATEL Public Consultation No. 56: Partial reassessment of the Telecommunications Service Quality Regulation (RQUAL);
●	ANATEL Public Consultation No. 74: Subsidies Request containing questions regarding the use of the radiofrequency spectrum by telecommunications systems associated with the Private Limited Service (SLP); and
●	ANATEL Public Consultation No. 86: Amends the Act containing operational requirements for the use of the frequency band between 3,300 MHz and 3,700 MHz, for harmonious coexistence between 5G systems and radio altimeters.

Other regulatory matters

Regulation for competition

In December 2016, ANATEL launched a public consultation for a regulation that set price references for wholesale products. The proposal would set the ANATEL cost model as the only source for the valuation of these products. In July 2018, ANATEL approved amendments to the PGMC through Resolution No. 694/2018. The rule creates a new relevant market (high-capacity data transfer) and introduces the concept of retail competitiveness levels for each municipality (ranging from category one, fully competitive, to category four, non-competitive areas where public policies are necessary to enable services). For each relevant market, asymmetric measures may vary according to the competition category assigned to each municipality. In addition, the new PGMC defines small-scale providers (prestadora de pequeno porte), or PPP, which ANATEL factors when creating asymmetric rules (in the context of PGMC and possibly in other regulations). Under the definition set by ANATEL, PPP designation applies to any company that does not account for more than 5% of the retail market share in which it operates.

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

The New General Telecommunications Law permits fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime. ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. According to the Law, on July 5, 2022, ANATEL presented a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the Federal Court of Accounts, which after the vote of the rapporteur minister for the legality of the methodology presented by ANATEL, is under analysis by another minister, and should resume to the court’s agenda in March. After the final decision by the Federal Court of Accounts about the methodology applied, ANATEL will indicate the final amount to the adaptation of the concession instrument for authorization. This final amount, after confirmation and acceptance by us, will be converted into investment projects not yet defined by ANATEL.

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

The first self-regulatory norm established by SART was the Telemarketing Code of Conduct, which brings self-regulation rules for the relationship between consumers and telecommunication operators, setting forth basic principles that must be followed by the companies, such as the duration and number of calls. Additionally, the Do not Disturb Platform was also created, which has already blocked more than 7 million telephones for telemarketing calls at the customer’s request, according to the Telecommunications Providers Association, or CONEXIS.

SART also created the Customer Service Regulation, which sets out rules for meeting consumer demands related to telecommunications products and services, in the various relationship channels available. The Billing Regulation, another initiative coordinated by SART, guides collection actions and establishes commitments on payment methods, debt negotiation, contestation, return of amounts and contractual termination. Finally, the Product Offers Regulation, in turn, bring rules on contracting products and services and their presentation, using simple, direct and easy-to-understand language, focusing on bringing more transparency to information disclosure for consumers. Together, these initiatives emphasize the values of respecting consumer rights, promoting fair competition and encouraging correct, efficient and transparent communication with society in general.

C.	Organizational Structure

As of December 31, 2022, 74.20% of our voting shares were controlled by the three main controlling shareholders: Telefónica S.A., with 37.83%, Telefónica Latinoamérica Holding, S.L., with 36.31%, and Telefónica Chile S.A., with 0.06%. Telefónica Latinoamérica and Telefónica Chile S.A. are a wholly owned subsidiary of Telefónica S.A. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:

Significant Subsidiaries

Our important subsidiaries are Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A.), or Terra, POP Internet Ltda., or POP, and Telefonica Transporte e Logística Ltda, or TGLog, Fundo de Investimento em Direitos Creditórios Vivo Money, or Vivo Money, Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A., or Garliava, all of which we own and are based in Brazil.

On September 30, 2020, Terra Networks Brasil S.A., a wholly owned subsidiary of Telefônica Brasil, resolved in favor of changing its corporate form from a corporation to a limited liability company in the process of changing its name to Terra Networks Brasil Ltda. The resolution was carried out through an extraordinary shareholders’ meeting.

Associated Companies

Aliança Atlântica Holding BV (Aliança): Headquartered in Amsterdam, Netherlands, the entity is 50.00% owned by Telefônica Brasil and holds funds generated by the sale of its shares of Portugal Telecom in June 2010. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Corporate Restructuring Involving the Company and Vivo Participações.”

Companhia AIX de Participações (AIX): Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and holds a 93.00% stake in the Refibra consortium, formed to finalize a network of underground fiber pipelines in Brazil, in order to make them commercially viable.

Companhia ACT de Participações (ACT): Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and holds a 2.00% stake in the Refibra consortium.

Vivo Ventures Fundo de Investimento em Participações Multiestratégia (Vivo Ventures): Headquartered in Brazil, the fund is 98.00% owned by Telefônica Brasil and 2.00% by Telefônica Open Innovation SL.

Telefônica Cloud e Tecnologia do Brasil S/A (T. Cloud): Headquartered in Brazil, the entity is 50.01% owned by Telefônica Brasil and 49.99% by Telefônica Cybersecurity & Cloud Tech, SL.

Telefônica IoT, Big Data e Tecnologia do Brasil S/A (TLF IoT): Headquartered in Brazil, the entity is 50.01% owned by Telefônica Brasil and 49.99% by Telefónica IoT & Big Data Tech S.A. (TI&BDT)

Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (Recicla V): Headquartered in Brazil, the entity is directly owned 0.01% by Telefônica Brasil and indirectly held 99.99% by POP.

VivaE Educação Digital SA (VivaE): Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and 50.00% by Ânima Holding SA.

FiBrasil: Headquartered in Brazil, the company is 25% controlled by Telefônica Brasil and 25% by Telefónica Infra, SLU (“TEF Infra”), a company headquartered in Spain, fully controlled by Telefónica SA and CDPQ, a global investment group, owning the remaining 50% of the share capital, after purchasing shares of FiBrasil.

With the implementation of IFRS-11 Joint Arrangements on January 1, 2013, our investments in these entities were retroactively accounted for using the equity method.

Indirect shareholdings

Telefonica Brasil S.A. holds indirect interests in the following companies: Telefônica Infraestrutura e Segurança Ltda. or “TIS,” Vita IT Comércio e Serviços de Soluções em TI Ltda. and TLF01.

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

Regarding Iran, we have a roaming agreement with MTN Irancell, or Irancell. During 2022, we recorded US$559.37 in roaming revenues and US$0 (zero) of expenses payable to Irancell under this agreement.

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

Telecommunication Kish Co., or TKC. During 2022, TME recorded the following revenues related to these roaming agreements: (i) 56,994 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)	Telefónica Germany GmbH & Co. OHG, or TG, Telefónica’s German 70.5% indirectly-owned subsidiary, has respective roaming agreements with MTCI and Irancell. During 2022, TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 5,685 euros from Irancell.
(3)	Telefónica UK Ltd, or TUK, Telefónica’s former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be Telefónica’s subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, to which it was contributed. During 2022, TUK recorded no revenues from Taliya.
(4)	Pegaso PCS S.A. de C.V., or PCS, Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2022, PCS recorded 185.30 euros in roaming revenues from Irancell under this agreement.

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

On December 31, 2022, we had fixed and mobile operations in 2,652 properties, 1,403 of which we own, of which 105 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 128 administrative areas, five kiosks and 247 retail stores are leased.

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

Environmental matters

Brazilian federal, state and municipal legislations govern the protection of the environment, the appropriate use of natural resources, fauna and flora preservation and pollution prevention and control. Under these laws, certain environmental licenses must be ensured prior to the construction, installation, expansion and operation of facilities, including those related to radio/cell base stations, antennas, transmission backhaul and backbone networks. In addition to environmental licensing, other environmental regulations may affect our operations, such as, among other matters, regulations related to air emissions, soil and water pollutants, take-back systems, recycling and waste management, interference with areas of cultural and historical relevance, environmental protected areas and contamination.

In Brazil, violating environmental rules or regulations may result in civil, administrative or criminal liability. With respect to civil liability, Brazilian environmental laws adopt a standard of strict, unlimited and joint liability in determining the obligation to remediate impacts caused to the environment. In addition, Brazilian courts may pierce the corporate veil when and if it poses an obstacle to the full recovery of environmental damages. In the administrative sphere, a company can be fined up to R$50 million, have its operations suspended, be barred from entering into certain types of government contracts, be required to repair or provide indemnification in respect of any caused environmental liability, lose tax benefits and incentives and be at a competitive disadvantage to match the criteria assessed by global sustainability indexes such as the Dow Jones Sustainability Index and the B3’s Corporate Sustainability Index (ISE), among others.

We have a series of procedures in place to protect our networks, our reputation and operations from environmental impacts that goes from operation controls to specific insurance coverage relating to civil and environmental matters. In order to maintain and enhance environmental performance, we have implemented the Solid Waste Management System (Gretel) that allows us to manage the flow of generation, transportation and destination of hazardous and non-hazardous waste, promoting supply chain traceability and circular economy actions. In 51 cities, we have a certified Environmental Management System (EMS) that meets ISO 14,001 requirements since 2016 and goes through an annual audit plan to assess its effectiveness. Several measures are implemented periodically, such as construction to reduce the visual impact of the facilities, modernization of equipment to reduce noise emissions and adaptation of structures in order to contain possible leakages. We also monitor the radiofrequency energy levels transmitted by our antennas, in accordance with current legislation.

The energy consumption of our network infrastructure is very high and to address this challenge we have established a Renewable Energy Plan that allowed us to achieve 100% of renewable electricity by the end of 2018, considering different mixes between the following solutions: distributed generation, free-market (FM) and the purchase of renewable energy certificates with guarantees of origin. In 2022, we achieved 48 Distributed Generation plants in operation in all regions of Brazil. At the end of the project, power generation in this modality will meet 90% of our low-voltage energy consumption, with a total of 85 plants from renewable sources (solar, hydro and biogas).

Since we set our first energy and climate change goals, we have managed to reduce 88% of our GHG emissions (scopes 1 and 2), compared to our emissions as of December 31, 2015, and achieved zero Scope 2 emissions on the market-based approach. In 2020, we became the first telco in Latin America to announce the achievement of carbon neutrality (scopes 1 and 2) by combining renewable energy and carbon credits that generate positive social and environmental impacts while preventing deforestation in parts of the Amazon forest.

In addition to these goals, which are linked to 5% of all of our employees’ bonus calculation, we are also looking for ways to reduce our impact beyond our borders. Considering the importance and weight that our suppliers have for us, we structured a program called the Carbon in the Supply Chain Program to engage them in the topic. We invited to part of our suppliers to participate and held a series of meetings and webinars to discuss the topic of climate change. The program’s objective is to encourage suppliers to measure and manage their emissions, seeking alternatives to reduce them and innovate via a voluntary commitment, thus contributing to our Scope 3 reduction target.

Environmental transparency is an important step towards a net-zero and positive future for nature. Our commitment to the best governance practices and initiatives that mobilize our decarbonization journey was recognized by CDP (Carbon Disclosure Project). In 2022, we were among the three Brazilian companies that received the maximum score “A” for their leadership in corporate transparency and action on climate change (Climate Change A-List), demonstrating the strength of our environmental commitment.

In 2006, a few years in advance of the Solid Waste National Policy launch (Law No. 12,305/2010), we were the first telecommunications company in Brazil to offer collection points at all of our stores for old mobile phones, accessories and batteries, where customers and other individuals can dispose of their used equipment ensuring proper disposal of these materials. In the fixed-line telecom business, we offer the option of home collection or store return of the equipment in case of disconnection due to default or the end of the contract. These materials undergo triage and can be refurbished to be used again with full technical capacity and layout conditions. These processes ensure that almost all the collected electronic waste is recycled or reused.

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

Effects of the COVID-19 Pandemic

The COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. We continue to closely monitor the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

●	Our stores faced little to no restrictions in their operations in 2022, as the number of COVID-19 cases fell and vaccination rates rose in Brazil, removing limitations we had during 2020 and 2021;
●	The impact on revenues was also of little relevance, not only because of the macroeconomic recovery, but also due to the increased perceived relevance of connectivity, which became of absolute essentiality, yielding increased data consumption and higher sensitivity to network quality. Accordingly, our mobile accesses increased by 14.1 million, also helped by the acquisition of Oi Móvel’s assets, reaching an all-time high of 98.0 million, while our FTTH additions in the period reached 874 thousand, taking our FTTH subscriber base to 5.5 million for the year ended December 31, 2022;
●	Costs related to sales, such as sales commissioning and advertising, continue to be positively impacted by the increased digitalization initiatives and automation of customer care; and
●	Due to the aforementioned increased demand for telecommunication services, efficient financial management and despite the macroeconomic downturn, our level of bad debts fell by 8.4%.

Our results continued to recover throughout 2022 from the relatively mild impacts of the COVID-19 pandemic experienced in 2020 and 2021. Since the beginning of the governmental restrictive measures, the value of connectivity increased for society as a whole, which was accordingly reflected in our top line and results. We reached an all-time high in the number of accesses, 112 million, with 98 million on mobile (another record) and 14 million on fixed-line services. This represented a significant 14.1 million mobile net additions, with mobile churn stable vs 2021 at 2.8% in 2022, and 874 thousand net additions in FTTH. As a result, our fixed revenues experienced the first yearly growth since 2015, growing 2.1% year-over-year given our fast fiber deployment, which remained at full-speed, and double-digit B2B growth as companies resumed their investments. In 2022, our net revenues reached R$48.0 billion, growing 9.1%, with Mobile Service Revenues expanding 12.1%, adding to the abovementioned growth of fixed-line services.

Given that Vivo is the gateway for the digital space both for B2C and B2B customers, we are focusing our efforts to become a one-stop shop regarding connectivity, offering all goods and services related to the digital space. This impacts our revenue composition, as we continue to expand the sale of handsets and digital services, which have lower margins than telco services. As a result, our cost base is shifting accordingly, with costs of services and goods sold growing 10.7%, while costs of operations expanded by 15.2%, on higher personnel expenses.

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

Brazilian economic environment

The Brazilian economic activity continued to surprise positively during 2022, surpassing its pre-pandemic level. The end of social distance measures benefited the services sector and labor market, and higher income transfers supported consumption. In this context of stronger demand, consumer inflation remained above its target, despite its relevant slowdown since 2H22. In this sense, the Central Bank kept the monetary policy tightening until August 2022, when started to indicate that the Selic rate will be maintained at the current level of 13.75% for a long period amid increasing inflation expectations and growing fiscal uncertainties due to modifications in the spending cap rule to allow higher public expenditures from 2023. Against this backdrop, local asset prices have become more volatile, also reflecting the uncertain global outlook due to the high inflation, increasing interest rates and economic activity slowdown.

The Brazilian economy experienced a relatively low rate of growth throughout the last decade, amid economic crises. Despite that, according to market data, the Brazilian GDP rose 3.0% in 2022, after a 5.0% increase in 2021. In previous years, according to IBGE, the GDP dropped 3.3% in 2020 due to the Covid-19 pandemic, advancing 1.2% in 2019, 1.8% in 2018 and 1.3% in 2017.

Consumer prices, as measured by the IPCA, increased 5.8% in 2022, once more above the target interval established by the Central Bank of 3.5% +/- 1.5%. In 2021, 2020 and 2019 the IPCA inflation stood at 10.1%, 4.5% and 4.3%, in that order. Inflation, as measured by the IGP-DI, which includes wholesale, retail and home-building prices, rose 5.0% in 2022, compared to 17.7%, 23.1% and 7.7% in 2021, 2020 and 2019, respectively. As the inflation rate measured by IPCA surpassed the target band, the Copom raised the Selic rate from 9.25% as of December 31, 2021 to 13.75% as of December 31, 2022.

Brazil registered a trade balance surplus of US$ 62.3 billion in 2022, slightly above the positive result of US$ 61.2 billion registered in 2021. Exports rose 19.3%, posting US$ 335.0 billion, while imports advanced 24.3%, to US$ 272.7 billion. Foreign direct investment inflows into Brazil increased to US$ 77.1 billion in 12 months accumulated until November 2022, compared to US$ 46.4 billion in 2021. International reserves as of November 30, 2021 were US$ 331.5 billion, compared to US$ 362 billion as of December 31, 2020.

The public sector fiscal deficit continued to fall in 2022, mainly due to the public revenues increase reflecting the economic activity growth. The primary fiscal result reached a surplus of 1.8% of the GDP as of November 30, 2022, compared to a positive result of 0.7% of the GDP as of December 31, 2021. As a consequence, gross public debt fell from 80.3% of GDP in 2021 to 74.5% in November 2022. In this context, J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, decreased to 256 basis points by the end of 2022, from 326 and 260 basis points at the end of 2021 and 2020, respectively. The rising uncertainties regarding fiscal and debt sustainability amid higher pressures for more expenditure, spending cap waiver for 2023 and lack of reforms during 2022 implied higher asset price volatility in that period.

The real appreciated against the U.S. dollar in 2021 by 5.12%. The exchange rate as of December 31, 2022 was R$5.286 per US$1.00, from R$5.571 per US$1.00 as of December 31, 2021.

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

Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the year ended November 30, 2022 was 6.91% according to the most recent ANATEL data.

The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for 2018 through 2022:

	Inflation (%) as
	Measured by the	Inflation (%) as	Inflation (%) as
	IGP-DI	Measured by the IPCA	Measured by the IST
December 31, 2018	7.1	3.7	5.5
December 31, 2019	7.7	4.3	4.6
December 31, 2020	23.1	4.5	9.3
December 31, 2021	17.7	10.1	17.3
December 31, 2022	5.0	5.8	6.9	(*)

Source: FGV, IBGE and ANATEL. (*) Last IST data available: Nov’22.

Market Conditions and Geopolitical Environment

The general business environment in which we operate was relatively volatile in 2022, a trend we expect to continue in 2023, driven by, among other factors, inflation and global supply chain disruptions resulting primarily from the COVID-19 pandemic, recent geopolitical developments and economic conditions in Brazil. However, we experienced a limited impact from supply chain issues during 2022 compared to 2021, primarily because of a normalization in the provision of smartphones and network equipment by our key vendors in comparison to the prior year.

Regarding inflation, during 2022 our cost base was impacted by inflation when compared to 2021, which mainly affected personnel and third-party services costs. On the other hand, we have generally been able to pass through price increases, mostly in line with inflation, to our customer base, partially offsetting the negative effects.

Although we are not able at this time to predict the extent to which these events may have a material, or any, effect on our financial or operational results in future periods, we could be negatively impacted if economic conditions decline further and remain volatile.

Geopolitical Developments

Russia’s invasion of Ukraine in February 2022, and the resulting conflict between Russia and Ukraine, led to disruptions in the global markets for various commodities, particularly fuel, certain crop commodities and fertilizers. Many Western countries have adopted sanctions on a number of Russian and/or Belarussian companies and individuals, including persons affiliated with Russian and/or Belarussian government leadership, and have also restricted trade in various commodities, including fertilizers, causing changes in global trade flows as both manufacturers and customers react to the changing regulatory landscape.

While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others.

While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.

Sources of Revenue

The breakdown of our gross operating revenue is presented net of discounts. In addition, we categorize our revenue according to the following groups:

•	Fixed and mobile telephone services, which includes revenues from fixed-line and mobile telephone, principally:
●	Local: includes the sum of revenues from monthly subscription fees, installation fees, local services, public telephones and fixed-to-mobile revenues;
●	Domestic long-distance: includes the sum of fixed-to-mobile revenues and domestic long distance calls and domestic long-distance calls placed on public telephones;
●	International long-distance: includes the sum of revenues from international long distance calls and international long-distance placed on public telephones; and
●	Usage charges: include measured service charges for calls, monthly fee and other similar charges;
•	Data transmission and value-added services, principally:
●	Wholesale: includes the sum of infrastructure rental revenues; and
●	Value-Added Services: Vivo Música, Vivo Educa, Vivo Sync, Vivo Play Kids, Vivo NBA, Vivo Família Online, and Vivo Meditação, among others; and
●	Data Transmission: Fixed-line and mobile data, including FTTH, xDSL, and cable on the fixed-line side and 3G, 4G, 4.5G and, recently, 5G on the mobile side;

•Interconnection fees, i.e., the amounts we charge other cellular and fixed-line service providers for the use of our network;

•Pay TV, which includes TV services through satellite, cable or IPTV technology;

•Sale of goods and equipment, such as wireless devices and accessories; and

•	Other Services, principally:
●	Integrated solution services: offered to residential and corporate clients, such as Internet access, private network connectivity and leasing of computer equipment; and
●	Other telecommunications services: such as extended service, caller identification, voice mail and cellular blocker, among others.

Results of Operations

The following table sets forth certain components of our net income for each year ended December 31, 2022, 2021 and 2020 as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2022	2021	2020	2022-2021	2021-2020

	(in millions of reais)
Net operating revenue	48,041.2	44,032.6	43,126.5	9.1%	2.1%
Cost of sales	(27,431.7)	(24,781.4)	(22,693.1)	10.7%	9.2%
Gross profit	20,609.5	19,251.2	20,433.4	7.1%	(5.8)%
Operating (expenses) income	(14,011.6)	(12,165.1)	(13,852.5)	15.2%	(12.2)%
Selling expenses	(11,839.1)	(11,594.1)	(11,871.6)	2.1%	(2.3)%
General and administrative expenses	(2,737.6)	(2,615.9)	(2,525.0)	4.7%	3.6%
Other net operating income (expenses), net	588.9	1,927.6	544.0	(69.4)%	254.3%
Operating income	6,597.9	7,086.1	6,580.9	(6.9)%	7.7%
Financial income (expenses), net	(1,766.3)	(1,126.6)	(573.4)	56.8%	96.5%
Equity	(23.7)	117.3	0.7	120.22%	15,755.5%
Income before taxes	4,831.6	5,959.5	6,008.2	(18.9)%	(0.8)%
Income and social contribution taxes	(773.7)	269.8	(1,237.7)	(386.7)%	(121.8)%
Net income for the year	4,057.9	6,229.4	4,770.5	(34.9)%	30.6%
Net income attributable to:
Controlling shareholding	4,085.0	6,239.4	4,770.5	(34.5)%	30.8%
Non-controlling shareholders	(27.1)	(10.0)	—	171.9%	n.m.

Results of Operations for the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021

Gross operating revenue

Our gross operating revenue increased by 4.9% to R$67,761.0 million in 2022 from R$64,611.5 million in 2021. Service revenue increased by 4.4% to R$60,845.2 million in 2022 from R$58,263.5 million in 2021, mainly due to the incorporation of Oi Móvel’s (Garliava) assets, which drove our Mobile performance up, and to the positive performance of the other services that compose, together with Mobile, our Core revenues, such as FTTH, IPTV and Corporate Data & ICT. Sale of goods revenue increased by 8.9% to R$6,915.9 million in 2022 from R$6,348.1 million in 2021, boosted by the sale of 5G smartphones and by the broad range of accessories being sold in our stores.

The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2022	2021	2022-2021

	(in millions of reais)
Gross operating revenue	67,761.0	64,611.5	4.9%
Services (1)	60,845.2	58,263.5	4.4%
Sale of goods (2)	6,915.9	6,348.1	8.9%
Deductions from gross operating revenue	(19,719.9)	(20,578.9)	(4.2)%
Taxes (3)	(11,460.0)	(13,019.1)	(12.0)%
Services	(10,081.0)	(11,815.2)	(14.7)%
Sale of goods	(1,379.0)	(1,203.9)	14.5%
Discounts granted and return of goods	(8,259.8)	(7,559.8)	9.3%
Services	(6,199.6)	(5,533.8)	12.0%
Sale of goods	(2,060.2)	(2,026.0)	1.7%
Net operating revenues	48,041.2	44,032.6	9.1%
Services	44,564.5	40,914.5	8.9%
Sale of goods	3,476.6	3,118.1	11.5%
(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	These include sale of goods (handsets, sim cards and accessories) and Vivo Tech equipment.
(3)	In July 2022, Complementary Law No. 194/2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, was issued resulting in the reduction of ICMS rate on communications services (Note 20).

Net operating revenue

Net operating revenue increased by 9.1% to R$48,041.2 million in 2022 from R$44,032.6 million in 2021, as both the revenues of Services and Goods Sold grew above the inflation rates registered in the period (IPCA of 5.8% in 2022), expanding 8.9% and 11.5% when compared to 2021, respectively. Our Services revenue benefitted, in 2022, from the acquisition of Oi Móvel’s (Garliava) assets, which brought us an additional 12.5 million mobile accesses and increased our net operating revenue by R$1,117.2 million, thus adding to the strong performance of our organic mobile business. In addition, our fixed revenues grew on a yearly basis for the first time since 2015. The positive performance was driven by the continued evolution of revenues coming from the sale of FTTH broadband and Corporate Data & ICT. Regarding the revenues from Goods Sold, the performance was mainly impacted by the increased demand for 5G smartphones, as we started to deploy the technology over the Brazilian main cities during 2022, thus leading to higher sales of handsets.

Cost of sales

Cost of sales increased by R$2,088.3 million, or 9.2%, to R$27,431.6 million in 2022 from R$24,781.4 million in 2021. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2022	2021	2022-2021

	(in millions of reais)
Cost of goods sold	(3,841.1)	(3,222.0)	19.2%
Depreciation and amortization	(10,309.6)	(9,688.8)	6.4%
Outside services and other	(7,722.3)	(6,914.5)	11.7%
Interconnection and network use	(1,142.7)	(1,202.0)	(4.9)%
Rental, insurance, condominium and connection means	(1,307.9)	(1,188.0)	10.1%
Personnel	(1,109.1)	(861.9)	28.7%
Taxes, charges and contributions	(1,905.6)	(1,704.2)	11.8%
Cost of sales	(27,431.7)	(24,781.4)	10.7%

Cost of Goods Sold: Cost of goods sold increased by R$619.0 million, or 19.2%, to R$3,841.1 million in 2022 from R$3,222.0 million in 2021, mainly due to the increased sale of handsets and ICT equipment, that led to an acceleration of the Sale of Goods revenue line.

Depreciation and Amortization: Costs related to depreciation and amortization increased by R$620.8 million, or 6.4%, to R$10,309.6 million in 2022 from R$9,688.8 million in 2021, resulting from the investment related to the initial deployment of our 5G network, which also led to higher amortization costs related to the 5G spectrum licenses, and to the increased investment made to expand our 4.5G network and FTTH deployment, as well as to an increase of leasing contracts.

Outside Services and Other: Costs related to outside services and other increased by R$807.9 million, or 11.7%, to R$7,733.3 million in 2022 from R$6,914.5 million in 2021, primarily due to costs related to third-party licenses and services, associated with the expansion of our Corporate Data & ICT revenue.

Interconnection and Network Use: Costs related to interconnection and network use decreased by R$59.3 million, or 4.9%, to R$1,142.7 million in 2022, from R$1,202.0 million in 2021, primarily as a result of the lower interconnection costs, due to tariff adjustments in the period.

Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means increased by R$120.0 million, or 10.1%, to R$1,307.9 million in 2022, from R$1,188.0 million in 2021 due to higher costs related to the rental of passive network infrastructure, such as towers and poles.

Personnel: Personnel expenses increased by R$247.2 million, or 28.7%, to R$1,109.1 million in 2022 from R$861.9 million in 2021, driven by the annual wage and benefits readjustments and higher costs with variable compensation, as well as to the acquisition of Vita IT made during the year, that led us to incorporate its staff.

Taxes, Charges and Contributions: Taxes, charges and contributions remained relatively stable, increasing R$201.3 million, or 11.8%, to R$1,905.6 million in 2022, from R$1,704.2 million in 2021, primarily due to higher regulatory fees arising from the positive evolution of the mobile customer base.

Operating (expenses) income

Operating (expenses) income increased by R$1,705.4 million, or 13.9%, to R$13,987.8 million in 2022, from R$12,282.4 million in 2021. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2022	2021	2022-2021

	(in millions of reais)
Selling expenses	(11,839.1)	(11,594.1)	2.1%
General and administrative expenses	(2,737.6)	(2,615.9)	4.7%
Other operating income (expenses), net	588.9	1,927.6	(69.4)%
Total	(13,987.8)	(12,282.4)	13.9%

Selling Expenses: Our selling expenses increased by R$245.0 million, or 2.1%, to R$11,839.1 million in 2022 from R$11,594.1 million in 2021, mainly due to the 15.0% increase in personnel-related expenditures, to R$3,060.0 million, resulting from the annual wage and benefits readjustments and higher costs with variable compensation. The increase in personnel fully compensated savings unlocked by the growing digitalization and automation of customer service processes such as back-office, billing and posting, led by the increasing adoption of our digital self-service app Meu Vivo, as well as by the reduction of our provision for doubtful accounts, which decreased 8.4% in 2022 to R$1,315.6 million.

General and Administrative Expenses: Our general and administrative expenses increased by R$121.7 million, or 4.7%, to R$2,737.6 million in 2022 from R$2,615.9 million in 2021, mainly due to the 22.3% increase in personnel-related expenditures, to R$719.0 million, resulting from the annual wage and benefits readjustments and higher costs with variable compensation, as well as to greater expenses with systems development, licenses and software, and judicial consultancy firms.

Other Operating Income (Expenses), Net: Other operating income, net decreased by R$1,338.7 million, or 69.5%, to an income of R$588.9 million in 2022 from R$1,927.6 million in 2021, mainly due to the extraordinary positive results registered in 2021 related to a net income of R$416.6 million from the FiBrasil operation and a higher level of tax recoveries versus 2022.

Financial income (expenses), net

For the year ended December 31, 2022, financial expense, net reached R$1,766.3 million, an increase of R$639.7 million, from an expense of R$1,126.6 million for the year ended December 31, 2021. The increase was mainly due to higher average indebtedness arising from leasing contracts and debentures issuance, coupled with the impact of a rise in the average SELIC rate in the period.

Income and social contribution taxes

We recorded an expense from income and social contribution taxes in the amount of R$773.7 million in 2022, compared to an income of R$269.8 million in 2021, an increase of R$1,043.5 million, mainly due to an extraordinary effect registered in 2021, related to the recognition of a tax credit in the amount of R$1,407.5 million relative to a decision of the Brazilian Federal Supreme Court holding that the levy of IRPJ and CSLL on SELIC rate corrections was unconstitutional. During 2022, our effective rate of income and social contribution taxes reached 16.0%.

Results of Operations for the Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” of our annual report on Form 20-F for the year ended December 31, 2021.

B. Liquidity and Capital Resources

General

We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2022, we had R$2.3 billion in cash and cash equivalents. We do not have any material unused sources of liquidity.Our principal cash requirements include:

●	the servicing of our indebtedness;
●	capital expenditures; and
●	the payment of dividends.

In 2022, we expended cash on hand to pay the licenses and cash obligations related to the acquisition of 5G spectrum and the consideration due by us under the Oi Agreement upon the consummation of the transactions contemplated thereby.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.

Sources of Funds

Our cash flow from operations was R$18.9 billion in 2022, an increase of 4.8% over the R$18.1 billion in 2021. The increase in cash flow from operations is primarily due to a rises of taxes to recover, which are mainly a result of certain tax credits and taxes, charges and contributions, partially offset by interest paid on loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company and income tax and social contribution paid.

For a discussion of our sources of funds for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2021.

Uses of Funds

Our cash flow used in investing activities was R$14.2 billion in 2022, against R$8.1 billion in 2021. The variation in the cash flow used in investment activities is mainly due to payment for acquisition of investments and capital contribution in subsidiary.

Our cash flow used in financing activities recorded an outflow of R$8.9 billion in 2022, compared to an outflow of R$9.3 billion in 2021. The decrease in cash flow used in financing activities of R$0.4 billion in 2022 compared to 2021 was mainly due to lower payment of financing, debentures and leases, partially offset by income from loans and debentures.

For a discussion of our uses of funds for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2021.

Indebtedness

As of December 31, 2022, our total debt was as follows:

				Total amount
	Debt			outstanding (in
Debt	Currency	Annual interest rate payable	Maturity	millions of reais)
PSI	BRL	2.5% to 5.5% p.a.	2023	0.003
Loan in Foreign Currency – 4131	USD	3.1546% p.a.	2023	1,073.1
Finance Leases (1)	BRL	–	2036	12,032.6
Debentures 7th issue – First Serie	BRL	CDI + 1.12% p.a.	2025	1,600.5
Debentures 7th issue – Second Serie	BRL	CDI + 1.35% p.a.	2027	2,136.3
5G License	BRL	SELIC / IGP-DI	2040	1,844.0
Termination Costs – M&A OI	BRL	SELIC	2023	8.3
Earn out 10% – M&A OI	BRL	SELIC	2023	522.3
PPA OI – M&A OI	BRL	SELIC	2023	15.0
Acquisition – M&A VITA IT	BRL	IPCA	2024	69.7
Total debt				19,301.8
Current				6,019.9
Noncurrent				13,281.9
(1)	Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.

Interest and principal payments on our indebtedness as of December 31, 2022 due in 2023 and 2024 total R$6,019.9 million and R$ 3,145.6 million, respectively.

The agreements governing most of our outstanding loans and financing contain certain standard restrictive covenants, including financial covenants. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; (ii) a conviction or final judgment against us in relation to child labor, slave labor or environmental crime; or (iii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors.As of December 31, 2022, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.

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

The largest part of our reais-denominated debt originally pays interest as a percentage of the CDI Rate or has been swapped to do so. The CDI Rate is indexed to the average rate of operations transacted among the banks within Brazil. With the CDI Rate being a floating rate, we remain exposed to market risk. This exposure to the CDI Rate is also present in long derivatives positions and financial investments, which are indexed to percentages of the CDI Rate.

For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments as of December 31, 2022 are as follows:

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

	(in millions of reais, as of December 31, 2022)
Contractual obligations:
Loans, financing and leases (1)	13,105.7	4,576.3	5,891.5	931.9	1,706.0
Debentures	3,736.8	236.8	1,500.0	2,000.0	—
Derivatives	164.1	86.5	—	—	62.6
5G License and cash obligations	1,844.0	652.3	457.1	52.5	682.1
Termination Costs - M&A OI	8.3	8.3	—	—	—
Earn out 10% - M&A OI	522.3	522.3	—	—	—
PPA OI - M&A OI	15.0	15.0	—	—	—
Acquisition - M&A VITA IT	69.7	—	69.7	—	—
Pension and other post-retirement benefits	769.8	27.4	8.6	9.2	724.6
Total contractual obligations	20,235.8	6,125.0	7,926.8	2,993.6	3,175.3
Commercial commitments:
Trade accounts payable	7,415.8	7,415.8	—	—	—
Total commercial commitments	7,415.8	7,415.8	—	—	—
(1)

Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites and contingent consideration relating to the Garliava acquisition. See Note 21 of our consolidated financial statements.

See note 34 to our consolidated financial statements.

Long-Term Debt – Loans, financing, leases and debentures

Amount
(in millions of
reais, as of
December 31,
2022)
Year ending December 31
2023	2,723.9
2024	3,330.9
2025	1,336.7
2026	2,931.9
2027 and forward	1,706.0
Total	12,029.4

Capital Expenditures and Payment of Dividends

Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment and additions to intangible assets, including licenses which totaled R$9.7 billion, R$13.2 billion and R$8.0 billion for the years ended December 31, 2022, 2021 and 2020, respectively. These expenditures relate primarily to the expansion of our network.

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

We may also make additional distributions to the extent that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$3.5 billion, R$5.8 billion and R$5.4 billion in 2022, 2021 and 2020, respectively.

Our management expects to meet 2023 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$18.9 billion, R$18.1 billion and R$19.3 billion in 2022, 2021 and 2020, respectively.

Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. For the fiscal year ended December 31, 2022, in addition to the interim dividend and interest on own capital payments made in 2022, management decided to propose an additional proposed dividend to shareholders in the amount of R$827 million. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2022 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”

Accounting Pronouncements

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2022 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2021.

New IFRS pronouncements, issues, amendments and interpretations of the IASB

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

The Company does not anticipate the early adoption for the year ended December 31, 2022 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

The Company estimates that the adoption of these standards and amendments will not have a significant impact on the individual and consolidated financial statements in the initial period of adoption.

Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB released amendments to IAS 12, which restrict the scope of the initial recognition exception under IAS 12, so that it does not applies more to transactions that give rise to equal taxable and deductible temporary differences. The changes shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations. This rule change is effective for fiscal years beginning on/or after January 1, 2023.

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

Amendments to IAS 8: Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, which introduces the definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates. The changes will be effective for periods beginning on or after January 1, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.

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

C.    Research and Development, Patents and Licenses

Research and Development

We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features such as machine learning, cognitive computing, artificial intelligence and e-care.

The table below presents our investments in the development, update and modernization of systems to support the launch of new products and services. In 2022, we invested R$59.4 million in development and innovation.

R&D investments	2022	2021	2020

	(in millions of reais)
Development and Innovation (business incubator and tests)	59.4	43.9	27.4

Patents and Licenses

Our principal intellectual property assets include:

●	permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;
●	our commercial brands in Brazil, “Vivo,” and sub-brands such as “Vivo Fibra”, “Vivo Total”, “Vivo Selfie”, “Meu Vivo”, “Vivo Empresas”, “Vivo Play”, “Vivo Easy”, “Vivo Money”, “Vivo Pay”, “Vida V” and “Vivo Ads” as our advertising service, among others;
●	the trademark “Aura” which is Vivo’s Artificial Intelligence; and
●	permission to use the trademark “Terra” which provides media and digital services.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.

D. Trend Information

In 2022, Brazilian macroeconomics presented recovering figures from the pandemic, with the improvement of sanitary conditions still playing an important role in driving consumer growth, also strengthened by developments in the labor market, particularly in tourism and in the service sector.

Reliable high-speed connectivity will continue to gain relevance as consumers become more mature in their digital habits and organizations make progress in their digitalization journeys. We expect growth in the number of professionals providing remote services and an increase in devices connected to the internet. In addition, we believe that Brazilian society continues to follow a trend to become more selective with its brands, challenging corporations to adopt an ESG-conscious agenda.

The higher cost of capital caused by rising interest rates has reduced access to capital in the broadband market, especially for small ISPs. The pressure for stronger returns on investment will likely accelerate market consolidation in the short term. On the other hand, the demand for ultra-broadband connectivity will continue to increase, generating space for new business models based on efficiency, such as neutral networks.

Brazilian main operators launched 5G in all capital cities and Vivo will continue to work on 5G coverage expansion, bringing the best speed and quality across the country to our customers and investing in 4.5G network capacity whenever needed, keeping a track record of unmatched user experience in mobile.

Increased online interactions have created chances for value creation in the digitalization process of traditional sectors like education and health services as well as in continuous developments of more digitalized domains like financial services and media. Furthermore, we believe that more accessible solutions in the business of smart homes and clean energy are also expected to reach more average consumers. Leveraging on new partnerships and counting on the support of open innovation initiatives, Wayra and Vivo Ventures, we will continue our journey towards creating the leading B2C digital ecosystem in Brazil.

In B2B, digitization efforts will continue to appear at the top of CEOs agendas, driving demand for better connectivity services and creating more room for Professional & Managed Services in Cloud, Cyber Security, IoT and Big Data.

In this context, we believe that we are well positioned to strengthen our leadership and are committed as well to keep serving our fixed and mobile customers with the finest experiences on the market. We expect to maintain the first position in customer satisfaction by continually investing in artificial intelligence and by creating more engaging experiences in our Vivo App.

Our strategic pillars #temvivopratudo (There is a Vivo for everything), #temtudonavivo (You can find everything at Vivo), #DNAvivosomos (Vivo DNA in everything we are), #DNAvivofazemos (Vivo DNA in everything we do) and #vivosustentabilidade (Vivo Sustainability) will allow us to achieve our purpose of advancing digitalization to bring people together (Digitalizar para Aproximar).

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

Business Combination - Acquisition of part of Oi UPI Mobile Assets

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets transferred and liabilities assumed on the acquisition date from the acquiree’s former controlling shareholders and any interests issued in exchange for control of the acquiree. On the date of these consolidated financial statements, the Company had already concluded the report for the allocation of the purchase price (Purchase Price Allocation – PPA), through the analysis of the determination of the fair value of the identifiable assets transferred and the liabilities assumed from Garliava.

The assumptions, critical judgments, methods and hypotheses used by the Company to determine these fair values were as follows:

Licenses

The fair value of the licenses was determined using the discounted cash flow method under the Income Approach, which considers the income-earning capacity of the identified asset or business. The premise for this approach is that the value of an asset or business can be measured as being equivalent to the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life.

The main assumptions used in the assessment of the licenses were: (i) Revenues: based on the number of existing active customers migrated from Oi to Garliava, as well as the average revenue per user (“ARPU”), considering an estimated loss of annual customers of 9% per year, on average; (ii) Costs and Expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue; (iii) Oibda Margin: vary between 35.3% in 2022 and 54.5% in 2030. The observed margin gains are due to gains in scale of the operation, improvements in efficiency, operational synergies to be achieved by merging operations of Garliava within the Company; iv) Depreciation: represents an average of 9.2% of net operating revenue; Tax rate: 34%, according to Brazilian tax legislation; and (v) After-tax discount rate: 12.4%.

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. To estimate the remaining useful life of the customer base, an analysis was made of the average duration of customer relationships using a churn rate.

The purpose is to estimate a lifetime curve that predicts future turnover profiles associated with the current customer base. As an approximation for the customer life curve, the so-called “Iowa curves” were considered.

The main assumptions used in assessing the customer portfolio were: (i) Customers: 5 relationships with customers were evaluated, namely: B2C prepaid, B2C postpaid, B2C Control, B2B postpaid and B2B M2M; (ii) Revenue: based on the number of existing customers by type, migrated from Oi to Garliava, as well as the ARPU charged for providing the service. In the revenue projection, an estimate of annual customer loss and ARPU stability were considered; (iii) Churn rate: was calculated based on the historical percentage of customers leaving, ranging from 26.8% to 50.2%; (iv) Costs and expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Garliava’s operations within the Company. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue, considering an add-back of 97% of marketing expenses, to reflect the exclusion expenses related to obtaining new customers, based on market standards; (v) Tax rate: 34%, pursuant to Brazilian tax legislation; and (v) after-tax discount rate: 12.4%.

Fair Value of Contingent Liabilities

Under IFRS 3(R) Business Combinations, the acquirer recognizes, at the acquisition date, contingent liabilities assumed in a business combination even when it is not probable that an outflow of resources will be required to settle the obligation, provided that it is a present obligation that arises from past events and its fair value can be measured reliably.

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

Provisions for tax, labor, civil and regulatory proceedings

We record provisions for tax, labor, civil and regulatory claims where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The assessment of the likelihood of loss includes assessing the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and its materiality in the legal system as well as the evaluation of the case by external counsels. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable prescriptive period, results from tax inspections or additional exposure identified based on newly issued court decisions. A significant change in these circumstances or assumptions could result in a corresponding increase or decrease in the amount of our provisions.

Additional information on provisions for tax, labor, civil and regulatory proceedings is disclosed in Note 20 to our consolidated financial statements.

Pension and other post-retirement benefit plans

The cost of defined benefit retirement plans and other post-employment medical care benefits and the present value of pension and other postretirement obligations are determined using actuarial valuation methods. The actuarial valuation methods involve the use of assumptions about discount rates, expected future salary increases, mortality rates, health care costs trend rates and future increases in retirement benefits and pensions. The obligation of a defined benefit is highly sensitive to changes in these assumptions. All assumptions are reviewed at each year-end. The mortality rate is based on mortality tables available in the country. Future increases in wages and retirement benefits and pensions are based on expected future inflation for Brazil. The assumptions reflect the historical experience and our judgment regarding future expectations.

The value of our net pension obligation on December 31, 2022, the key financial assumption used to measure the obligation as well as the sensitivity of our pension liability on December 31, 2022 and of the income statement charge in 2020, 2021 and 2022 to changes in these assumptions, is disclosed in Note 31 to our consolidated financial statements.

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

The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. Their term will last until the annual shareholders’ meeting scheduled to take place in April 2025.

The following are the current members of the Board of Directors:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 26, 2022
Alfredo Arahuetes García	Director	April 26, 2022
Andrea Capelo Pinheiro	Director	April 26, 2022
Denise Soares dos Santos	Director	January 31, 2023
Francisco Javier de Paz Mancho	Director	April 26, 2022
Ignácio Moreno Martínez	Director	April 26,2022
Jordi Gual Solé	Director	April 26, 2022
Solange Sobral Targa	Director	April 26, 2022
José Maria Del Rey Osorio	Director	April 26, 2022
Ana Theresa Masetti Borsari	Director	April 26, 2022
Juan Carlos Ros Brugueras	Director	April 26, 2022
Christian Mauad Gebara	Director	April 26, 2022

Below are brief biographies of our directors:

Christian Mauad Gebara is 50 years old and is our Chief Executive Officer and member of our Board of Directors (since December/2019). He is also CEO of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda., Pop Internet Ltda., Terra Networks Brasil Ltda., Telefônica Infraestrutura e Segurança Ltda. and Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. He is Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda., Chairman of the Board of Trustees of Fundação Telefônica and 1st Vice-President of the Board of Executive Officer of SindiTelebrasil (Since July/2019). He was our Chief Operating Officer (March/2017 – December/2018), President of SP Telecomunicações Participações Ltda. (January/2019 – October/2022) and Chairman of the Board of Directors of Telefônicqa Factoring Ltda. (March/2019 – September/2022). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 60 years old and is Chairman of our Board of Directors member of our Nominations, Compensation and Corporate Governance Committee and chairman of our Quality and Sustainability Committee. He is Chief of Corporate Affairs and Sustainability Officer of Telefónica (since September 2021). He is also Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was Chief of Strategy and Corporate Affairs Officer of Telefónica (February 2020 – September 2021); a member of the board of directors of Telefónica Audiovisual Digital (June/2016 – April/2018); the Communications, Corporate Business, Trademark and Sustainability Officer of the Telefónica group (January 2019 – February 2020); Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (December 2016 – February 2019); Chief Executive Officer of the Company (November/2016 – December/2018); Chairman of the Board of Trustees of Fundação Telefônica (until December/2019), Officer of SindiTelebrasil (November/2016 – July/2019); CEO of Telefônica Data S.A. (until November/2018), when the company was extinct due to its incorporation by the Company); CEO of SP Telecomunicações Participações Ltda., Pop Internet Ltda., Terra Networks Brasil S.A., and Innoweb Ltda. (former corporate name of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda.) (until January/2019). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Andrea Capelo Pinheiro is 56 years old and is a member of our Board of Directors and of the Quality and Sustainability Committee. She is also an ambassador of Endeavor (since September/2019); a founding member of the Fundo Dona de Mim (since September/2021) and officer of Fundação Bienal de São Paulo (since January/2019). Mrs. Pinheiro was founder and COO of BR Partners (January/2010 – April/2021); and Advisor of Associação Brasileira de Bancos (ABBC) (May/2019 – April/2021). She holds a degree in Business Management from Fundação Armando Alvares Penteado (FAAP) and MBA in Business Management, focusing in Finances from Stern School of Business, University of New York (USA).

Alfredo Arahuetes García is 66 years old and is a member of our Board of Directors and member of our Control and Audit Committee. He is also Full Professor of Economics at the College of Social Sciences of the Alfonso X El Sabio University of Madrid (since September/2022) and member of the Academic Council of the Water Economy Forum – Universidade de Alcalá de Henares e Universidade de Granada (Spain), educational sector (since February/2016). Mr. García was also Full Professor of Applied Economics at the Department of Economics, Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (January/2019 – August/2022); Deputy Director of the Latin America Chair of Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (February/2020-August/2022); Senior researcher of Real

Instituto Elcano (Madrid, Spain) (January/2012 – June/2022); Visiting Associate Researcher of Latin American Center, St. Antony´s College – University of Oxford (January/2018 – December/2018); member of the PhD Committee of Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (December/2005 – March/2018) and member of the Scientific Council on the Real Instituto Elcano (Madrid, Spain), education and research sector (January/2012 – February/2020). Mr. García holds a degree in Law from the University of Deusto/Bilbao, España; and a degree in Business and Economic Sciences from the Universidade Pontificia Comillas of Madrid, España; a postgraduate degree (masters’) in General Planning and Economic Politics, Economic Commission for Latin America and the Caribbean – Instituto Latinoamericano de Planificación Económica y Social (CEPALILPES)/Santiago de Chile, Chile; postgraduate in Economy from Universidade Estadual de Campinas, Unicamp/São Paulo, Brasil; doctorate in Business and Economic Sciences from Universidade Pontificia Comillas/Madrid, España.

Ignácio Moreno Martínez is 65 years old and is a member of our Board of Directors. He is also a member of Consejo Asesor Telefónica de España (since 2022); Chairman of the Board of Directors of Metrovacesa S.A. (since October/2012); General Officer of Alquiler de Maquinaria S.A. (since September/2019); member of the Board of Directors of Roadis Transportation Holdings SLU, (since November/2018); member of the board of Directors of Spear Investments 1 (since November/2021); and Senior consultant of PJT Partner for Spain (Banca de Inversión) (since May/2019). Mr. Martínez holds a degree in Economics and Business Studies from the University of Bilbao and an MBA from INSEAD.

Solange Sobral Targa is 50 years old and is a member of our Board of Directors and member of our Quality and Sustainability Committee. Mrs. Targa is Vice-President Partner at CI&T (since June/2018); member of Itaú’s Diversity Advisory Committee (since May/2021); co-leader of CI&T`s ESG Committee (since December/2020); member of the Advisory Board of the Regional Council (Campinas) of Conscious Capitalism Brazil (since May/2021); member of the Advisory Board of WCD Brasil – Women Corporate Directors (since March/2022) and columnist fot Meio&Mensagem (since September/2020). She was Business Executive Director at CI&T (July/2008 – May/2018) and member of the Board of Directors of Unidas (February 2021 to June 2022). Mrs Targa graduated in Computer Science from UFSCAR – Universidade Federal de São Carlos and has a Master in Computer Science from UNICAMP – Universidade de Campinas.

Francisco Javier de Paz Mancho is 64 years old and is a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the Board of Directors of Telefónica S.A., Telefónica Audiovisual Digital, S.L.U., and member of the Advisory Board of Telefónica de España and Telefónica Hispanoamérica. He was Chairman of the Board of Directors of Telefónica Ingeniería de Seguridad S.A. (July/2016 – December/2021), member of the Board of Directors of Telefónica Móviles Argentiva S.A. (April/2018 – April/2021), Pegaso PCS, S.A. of CV (July/2020 – May/2021) and Telefónica Móviles México S.A. (September/2016 – July/2020). Mr. Mancho holds degrees in Information and Publicity and a degree in law from the Executive Management Program of IESE (Universidad de Navarra).

Juan Carlos Ros Brugueras is 61 years old and is a member of our Board of Directors and member of our Control and Audit Committee. He is also a partner at the Law Firm Brugueras, Alcantra & García Bragado, located in Madrid, Spain (since 2013) and a member of the Advisory Board of Telefónica Hispam (since June/2021). He holds a degree in Law from the University of Barcelona.

Jordi Gual Solé is 71 years old and is a member of our Board of Directors. He is the chairman of the non-executive Board of Directors of VidaCaixa (since April/2021); Professor of Economics of IESE Business School (since April/1987); member of the Advisory Board of Telefónica España (since March/2022); member of the Patronage of CEDE Foundation (since September/2016); member of the Patronage of Institución Cultural del CIC (since 2014); “CEPR Research Fellow” of the Centre for Economic Policy Research (since March/1989); “SUERF Fellow” of The European Money and Finance Forum (since September/2021); member of the Advisory Board of Instituto Español de Analistas Financieros (since January/2022) and associate of OXERA Consulting LLP, Londres (since March/2022). He was a member of the Board of Directors of Telefónica S.A. (January/2018 – December/2021); of Erste Group Bank (may/2017 – December/2021) and of Repsol (December/2017 – September/2018); chairman of the Board of Directors of CaixaBank (June/2016 – March/2021); chairman of the Patronage FEDEA (June/2016 – June/2021); vice-president of the Círculo de Economia (December/2016– July/2022). He holds a degree in Economics and Business Sciences from Universidad de Barcelona (1979) and a PhD in Economics from University of California at Berkeley (1987).

José María Del Rey Osorio is 71 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú. Mr. Del Rey; worked as an economist at Servicios de Estudios Económicos de EDES e INITEC, in the National Institute of Industry’s (INI) companies and in the management and planning of the INI’s corporation. He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.

Ana Theresa Masetti Borsari is 51 years old and serves as a member of our Board of Directors and a member of our Nominations, Compensation and Corporate Governance Committee. She is in charge of the Professional Customer Experience in a Global Level for the Stellantis Group (Peugeot, Citroen, Fiat, Jeep, RAM) (since May/2021). She was also General Manager of Peugeot Citroen Automóveis do Brasil (Peugeot, Citroën e DS – Groupe PSA) (October 2015 – April 2021).. She holds a Law degree and a Masters’ degree from Universidade de São Paulo.

Denise Soares dos Santos is 54 years old and serves as a member of our Board of Directors. Mrs Santos is CEO of Hospital Beneficência Portuguesa de São Paulo (since April/2013); independent member of the Board of Directors of Inspirali – Grupo Ânima (since April/2022); independent member of the Board of Directors of Raia Drogasil (since May/2021); member of the Pro-bono Advisory Board of GK Ventures (since March/2021). Mrs. Santos holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial de São Paulo – FEI and Business Administration from Fundação Getúlio Vargas- FGV and an MBA from São Paulo Business School / University of Toronto and an Executive Learning Program from Babson University.

There is no family relationship between any of the directors named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any director referred to above was selected as such.

Board of Executive Officers

According to our Bylaws, the Board of Executive Officers consists of at least 3 and no more than fifteen members, who may or may not be our shareholders, must be resident in the country, are appointed by our Board of Directors for a period of three years, may be reelected, and who may remain in office until reappointed or replaced. Our Board of Executive Officers is responsible for our day-to-day management and for representing us in our business with third parties. Any of our Executive Officers may be removed at any time by a decision of the Board of Directors.

The following are the current members of the Board of Executive Officers, their respective positions and the date of their appointment.

Name	Position	Date of Appointment
Christian Mauad Gebara	Chief Executive Officer	April 29, 2022
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 29, 2022
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	April 29, 2022

Below are brief biographies of our executive officers:

Breno Rodrigo Pacheco de Oliveira is 47 years old and serves as our General Secretary and Legal Officer and Corporate Secretary of our Board of Directors. He is also the General Secretary and Legal Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda., POP Internet Ltda., Terra Networks Brasil Ltda., Telefônica Infraestrutura e Segurança Ltda., and Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. Mr. Oliveira is also Legal Officer of Telefônica IoT Big Data e Tecnologia do Brasil S.A. and of Telefônica Cloud e Tecnologia do Brasil S.A.; Officer of TLF 01 Empreendimentos e Participações Ltda. and Vita IT Comercio e Serviços de Soluções em TI Ltda.; Member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar; Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda.; Chairman of the Board of Directors of Companhia ACT de Participações, Companhia AIX de Participações and Telefônica Factoring do Brasil Ltda. and Member of the Deliberative Board of Fundação Sistel. Mr. Oliveira was the Officer SP Telecomunicações Participações Ltda. (August/2011 – October/2022); member of the Board of Trustees of Fundação Telefônica (December/2019 – July/2022); Officer of Fibrasil Infraestrutura e Fibra Ótica S.A. (June/2020 – July/2021); Member of the Board of Directors of Telefônica Factoring do Brasil Ltda. (December/2016 – March/2019); General Secretary and Legal Officer of Telefônica Data S.A. (until November/2018, when it was extinct due to its merge into the Company), and a member of the Board of Directors of Tectotal Tecnologia sem Complicações S.A. (until June/2016 date in which the company was sold). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.

David Melcon Sanchez Friera is 52 years old and serves as our Chief Financial and Investor Relations Officer. He is also the Chief Financial Officer of POP Internet Ltda., Terra Networks Brasil Ltda., Telefônica Infraestrutura e Segurança Ltda., Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. and Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., member of the Board of Directors of Telefônica Cloud e Tecnologia do Brasil S.A.; Vice Chairman of the Board of Directors of Telefônica Corretora de Seguros Ltda., and member of the board of Directors of Telefônica Factoring do Brasil Ltda. He was also officer of SP

Telecomunicações Participações Ltda. (October/2016 – October/2022), member of the Board of Trustees of Fundação Telefônica (April/2016 – July/2022), and Chief Financial Officer of Telefônica Data S.A. (until November/2018, when such company was extinct due to its incorporation by the Company). Mr. Melcon has more than 25 years of global experience in the Telecommunications industry in Latin America and Europe. Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Masters’ in Audit and Business Analysis from the University Complutense – Madrid (Spain).

For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.

B. Compensation

For the year ended on December 31, 2022, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$35.2 million, of which R$21.1 million corresponded to salaries and R$14.1 million corresponded to bonuses.

For the year ended on December 31, 2022, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”

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

Our Board of Directors is responsible, among other things, for:

●	establishing general guidelines for the Company’s business;
●	approving the Company’s budget and annual business plan;
●	convening annual shareholders’ meetings;
●	approving the financial statements, management reports, proposals for allocation of the Company’s results and the submission of such documents to the annual shareholders’ meeting;
●	appointing or dismissing, at any time, the members of our Board of Executive Officers, establishing their duties, in compliance with the applicable law and bylaw provisions;
●	approving the establishment of technical and advisory committees to advise it on matters of interest to the Company, appointing the members of such committees and approving their internal charters, which shall contain specific rules concerning their composition, duties, purview, compensation and activities;
●	supervising the management of the Company’s officers, examining, at any time, our corporate books and records, requesting information regarding the execution or the process of execution of any agreements and other acts;
●	approving the organizational structure of the Company; with the possibility of setting limits to the members of the Board of Executive Officers for the exercise of such authority, in compliance and subject to legal and bylaw provisions;
●	approving and amending its internal charter;

●	deliberating on the issuance of new shares by increasing the Company’s corporate capital within the limits of the authorized capital determined by the bylaws, therein defining the terms and conditions of such issuance;
●	deliberating as to the issuance of subscription warrants;
●	deliberating, by delegation of the annual shareholders’ meeting, about the following aspects related to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and premiums repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;
●	authorizing the offering of common, nonconvertible and unsecured debentures;
●	approving the issuance of commercial papers for public distribution and depositary receipts;
●	authorizing the purchase of shares issued by the Company to be canceled or kept in treasury for subsequent disposal;
●	authorizing the disposal of assets directly related to public telecommunications services;
●	authorizing the sale of real estate, the creation of in rem guarantees and the provision of guarantees on behalf of third-party obligations, and setting limits on the practice of such acts by the Board of Executive Officers;
●	establishing, as an internal regulation, the limits for the Board of Executive Officers to authorize the sale or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;
●	approving the Company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the Board of Executive Officers and establish limits, as it seeks to develop activities in line with the Company’s purpose;
●	setting the limits for the Board of Executive Officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the Company is a part of, including the donation of unserviceable assets to the Company;
●	approving the creation and dissolution of subsidiaries of the Company, in Brazil or abroad;
●	approving the assumption of any obligation not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	authorizing the execution of contracts, not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	approving investments and the acquisition of assets, not provided for in the Company’s budget, in an amount exceeding R$250 million;
●	authorizing the acquisition of equity interest in other companies on a definitive basis and the creation of a lien on or sale of equity interests;
●	approving the distribution of interim dividends;
●	appointing and dismissing independent auditors;
●	appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Office, who shall be solely responsible for all processes of service, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and
●	approving employment and compensation plans, incentive and professional development policies, the Company’s regulations and staff, as well as the terms and conditions of collective bargaining agreements to be entered into with the labor unions representing various categories of the Company’s employees and adhesion or disassociation from complementary retirement

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

The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini (1)	Alexandre Pedercini Issa(1)	April 26, 2022
Cremênio Medola Netto	Juarez Rosa da Silva	April 26, 2022
Charles Edwards Allen	Stael Prata Silva Filho	April 26, 2022
(1)	Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected by minority shareholders on a separate vote, with no participation of the controlling shareholder.

Committees

Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:

●	Control and Audit Committee;
●	Nominations, Compensation and Corporate Governance Committee;
●	Quality and Sustainability Committee; and
●	Strategy Committee.

Control and Audit Committee

Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of 3 and a maximum of 5 Directors, who are not members of our Board of Executive Officers, and who are appointed by the Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.

According to its charter, the Control and Audit Committee shall meet four (4) times per year and whenever called by its chair and shall report its conclusions to the Board of Directors. Our Control and Audit Committee and our Fiscal Board may have some similar attributes.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is responsible for, and charged with, informing and providing recommendations to the Board of Directors regarding the following:

●	Submitting to the Board of Directors the appointment of the independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;
●	Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the Board of Directors;
●	Examining the financial information prepared and disclosed regularly by the Company;
●	Examining the report of the related parties’ transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);
●	Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;
●	Examining the management bodies’ proposals regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, the transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the Board of Directors;
●	Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as informing the Board of Directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and
●	Preparing an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.

The following are the current members of the Control and Audit Committee:

Members	Date Appointed
José María Del Rey Osorio (Chairman)	April 29, 2022
Alfredo Arahuetes García	April 29, 2022
Juan Carlos Ros Brugueras	April 29, 2022

Nominations, Compensation and Corporate Governance Committee

Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five members appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet 2 times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:

●	Making recommendations on proposals to amend the Company’s bylaws;
●	Examining proposals for the appointment of members of the other Committees, to be further submitted to the Board of Directors;
●	Opining on proposals for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the Board of Directors;

●	Deciding on proposals for hiring, establishing compensation and promoting the Company’s vice-presidents and officers of levels A, B and C;
●	Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;
●	Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreements to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and
●	Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the Board of Directors whenever required.

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Francisco Javier de Paz Mancho (Chairman)	April 29, 2022
Ana Theresa Masetti Borsari	April 29, 2022
Eduardo Navarro de Carvalho	April 29, 2022

Quality and Sustainability Committee

The Quality and Sustainability Committee, formerly known as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least 3, and at most 5, members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet 2 times per year and whenever called by its chair. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:

●	Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;
●	Examining, analyzing and following-up periodically the Company’s Responsible Business Plan, as well as its sustainability indexes, recommending possible actions whenever any opportunity appears
●	Examining, analyzing and following-up periodically as to the scores for the satisfaction and quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and
●	Examining, analyzing and following-up periodically on the Company’s quality plans and actions.

The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Eduardo Navarro de Carvalho (Chairman)	April 29, 2022
Andrea Capelo Pinheiro	April 29, 2022
Claudia Maria Costin	April 29, 2022
Solange Sobral Targa	April 29, 2022

Strategy Committee

The Strategy Committee was created on October 7, 2016 and provides assistance to our Board of Directors and, although not currently installed, in the event it is installed, would consist of at least 3 and at most 5 members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. Once installed, the Strategy Committee would meet two times per year and whenever called by its chair. The Strategy Committee, among other responsibilities that may be required by the Board of Directors, is charged with informing and making recommendations to the Board of Directors regarding the following:

●	Analyzing and accompanying the Company’s strategic plans; and
●	Examining other matters of strategic interest of the Company, as submitted by our Board of Executive Officers.

D. Employees

As of December 31, 2022, we had 34,486 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.7% in production and operations; 37.3% in sales; 16.8% in customer care; and 7.1% in support.

As of December 31, 2021, we had 33,985 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 37.9% in production and operations; 37.9% in sales; 17.1% in customer care; and 7.1% in support.

As of December 31, 2020, we had 32,759 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.5% in production and operations; 35.8% in sales; 18.2% in customer care; and 7.2% in support.

Approximately 13% of our employees are union members, represented by three Federations and 27 unions, of which 12 are associated with the National Federation of Telecommunications Workers – FENATTEL, 8 are associated with the Interstate Federation of Workers and Researchers in Telecommunications – FITRATELP and 7 are associated with the Federation of Telecom Workers – LIVRE.

Our management considers relations with our workforce to be very good and we have never experienced a work stoppage for a significant period or that had a material effect on our operations.

Pension Plans

We have offered pension plans to our employees since before the privatization, which took place in 1998. In this period, the modality adopted was of plans of defined benefit, which were offered to employees until the year 2000, when we started offering defined contribution plans. These plans were administered exclusively by Fundação Sistel de Seguridade Social until 2005.

In 2005, we created a closed social security entity, called Visão Prev Sociedade de Previdência Complementar, to manage the pension plans of the Telefónica group in Brazil. From 2005 to 2010, management of all plans was transferred from Fundação Sistel to Visão Prev, except for PBS-A Plan (Plano de Benefício Sistel), intended for plan retirees, which continues to be managed by SISTEL.

On September 2013, we began offering the Visão Multi defined contribution plan to our employees. This plan was launched in order to standardize the benefit following the corporate restructuring process of the subsidiaries in Brazil. This is the plan available for new enrollments. In this plan, participants can make basic contributions of 1-2% on their participating salary and an additional 0-5% on the installment of the participating salary that exceeds the maximum (value in December of 2022 was R$ 4.399,22) and we contribute a percentage between 50% to 125%, depending on the employees’ length of service.

Considering our total workforce, 30% of our employees are participants in our private pension plans.

E. Share Ownership

None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares (including ADSs representing common shares) or of our total equity share capital.

Performance Share Plan (“PSP”) and Talent for the Future Share Plan (“TFSP”)

The annual shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on June 8, 2018, approved new long-term incentive plans, the Performance Share Plan (“PSP”), and the Talent for the Future Plan (“TFSP”), for executives of Telefónica S.A. and of other entities within the Telefónica group, including us.

The Plans provide for the possibility, for the executives of the Telefónica group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units (“Units”), which shall serve as a basis for determining the number of common shares in the capital stock of Telefónica (“Shares”) which may be delivered under the Plan as variable compensation, depending on the achievement of the objectives set for each of the cycles in which the Plan is divided. The Plans shall have a total duration of five (5) years, and shall be divided into three (3) independent cycles (the “Cycles”), each with a measurement period of three (3) years, according to the following measurement calendar:

●	First Cycle: from January 1, 2018 to December 31, 2020;
●	Second Cycle: from January 1, 2019 to December 31, 2021; and
●	Third Cycle: from January 1, 2020 to December 31, 2022.

At the end of each cycle, there is an evaluation to determine if the minimum performance conditions were met: Telefónica’s total shareholder return (“TSR”), against a comparative set, and free cash flow goals (“FCF”).

TSR is regarded as the metric to measure the generation of value to our shareholders in the medium- and long-term, for the purposes of the Plan, as the return on investment taking into account the cumulative change in the value of Telefónica shares and dividends and other similar items received by its shareholders during each cycle. The Weighting corresponding to this objective will be 50% (fifty percent) of the total number of Shares to be delivered to PSP participants.

The FCF is established as the plan’s metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This objective must be established and approved each year by our Board of Directors. 50% (fifty percent) of the number of Shares to be delivered under the Plan shall be determined based on the FCF level generated by the Company each year, comparing this with the amount set in the budgets approved by our Board of Directors for each year. In this regard, the partial achievement of this objective shall be calculated annually, and the final FCF shall be an average of the partial achievements calculated each year.

In order to receive Shares under the Plan, participants must meet the following requirements in each of the cycles:

●	Maintain, for at least 12 months of the Cycle, an active relationship with the Company or any of our subsidiaries and, at the start date of each Cycle, participate in the plan and comply with the General Conditions (the “Subsidiary” or the “Participating Company”).
●	Maintain, on the delivery date, an active relationship with a participating company.
●	Exceed the minimum levels of achievement of the Plan’s objectives.

In case of termination, only if it occurs 12 months after their start date and in accordance with the plan’s rules.

The plans in effect on December 31, 2022 were:

●	PSP – Cycle 2020-2022: with 76 executives (including 3 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 469,757 Telefônica S.A. shares.
●	TFSP – Cycle 2020-2022: with 134 executives of Telefônica Brasil having the right to potentially receive 107,600 Telefônica S.A. shares.

Telefónica S.A.’s (our indirect controller) general shareholders’ meeting on April 22 and 23, 2021, approved new long-term incentive plans, Performance Share Plan (“PSP”) and Talent for the Future Plan (“TFSP”), for Telefónica S.A.’s employees and of other companies within Grupo Telefónica, including the Company.

The Plans consist of the possibility, for the Telefónica Group executives who are invited to participate in it, to receive a certain number of Telefónica shares after a period of three years, through the prior assignment of a certain number of theoretical shares or units (“Units”), which will serve as a basis for determining the number of common shares in Telefónica’s capital stock (“Shares”) which may be delivered under the Plan as variable compensation, depending on the achievement of the objectives set for each of the cycles in which the Plan is divided. The plans will have a total duration of five years, and will be divided into three independent cycles (the “Cycles”), each with a measurement period of three years, according to the following measurement calendar:

●	First Cycle: from January 1, 2021 to December 31, 2023;
●	Second Cycle: from January 1, 2022 to December 31, 2024; and
●	Third Cycle: from January 1, 2023 to December 31, 2025.

At the end of each cycle, there is an evaluation to determine if the minimum performance conditions were met: Telefónica’s total shareholder return (“TSR”), relative to a peer group, free cash flow targets (“FCF”) and the neutralization and reduction of CO² emissions.

TSR is regarded as a metric to determine the generation of value to our investors in the medium and long term, for the purposes of the Plan, as the return on the investment taking into account the cumulative change in Telefónica’s share value and dividends and other similar items received by the shareholder in that cycle. The Weighting corresponding to this objective will be 50% (fifty percent) of the total number of shares to be delivered to PSP participants.

FCF is established as the plan’s metric seeking to incentivize the commitment to the sustainable development of the strategic goals in the long term. This goal must be established and approved annually by our Board of Directors. 40% (forty percent) of the number of shares to be delivered by the Plan will be determined based on the level of FCF generated by the Company each year, comparing it to the value defined in the budgets approved annually by our Board of Directors. In this sense, the partial achievement of this goal will be calculated annually, and FCF’s final achievement will be an average of the partial achievements calculated each year.

10% (ten percent) of the number of shares to be delivered by the Plan will be determined according to the level of CO² emissions neutralization (“Emissions Neutralization”) reached at the end of the cycle, being necessary to reach a certain level of reduction of emissions of 1+2 (“Emissions Reduction”), in line with the 1.5ºC of the Paris Agreement (SBTi) and with the goal established by the Company of zero net emissions for the year 2025 in its core markets for the 1+2 scopes.

In order to receive Shares under the Plan, participants must meet the following requirements in each of the cycles:

●	Maintain, for at least (12) months of the Cycle, an active relationship with the Company or any of our subsidiaries and, at the start date of each Cycle, participate in the plan and comply with the General Conditions (the “Subsidiary” or the “Participating Company”).
●	Maintain, on the delivery date, an active relationship with a participating company.
●	Exceed the minimum levels of achievement of the Plan’s objectives.

In case of termination, only if it occurs 12 (twelve) months after their start date and in accordance with the plan rules.

The plans in effect as of December 31, 2021 were:

●	PSP – Cycle 2021-2023: with 83 executives (including 3 executives appointed by our Bylaws) of Telefônica Brasil having the right to potentially receive 1,654,058 Telefônica S.A. shares;
●	PSP – Cycle 2022-2024: with 103 executives (including 3 executives appointed by our Bylaws) of Telefônica Brasil having the right to potentially receive 865,821 Telefônica S.A. shares;
●	TFSP – Cycle 2021-2023: with 173 executives of Telefônica Brasil having the right to potentially receive 295,000 Telefônica S.A. shares; and
●	TFSP – Cycle 2022-2024: with 136 executives of Telefônica Brasil having the right to potentially receive 289,500 Telefônica S.A. shares.

Performance Share Plan VIVO (“PSP”)

We approved an incentive plan Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Plan participants will be entitled to the grant of a certain number of representative units of one share issued by us (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full amount of one Share, which shall serve as a basis, considering the number of Units received, to determine the value of the incentive to be paid by the Company in cash to the participants.

The delivery of the incentive is conditioned to: (i) keeping an active work relationship at Telefónica group at the date of consolidation of the cycle; and (ii) the achievement of results that represent the fulfilment of the objectives established for the plan.

The level of success is based on comparing the evolution of shareholder remuneration, considering share price and dividends (Total Shareholder Return – TSR) of our share, in relation to the evolution of the TSRs of the companies in the pre-defined Comparison Group, the achievement of our FCF (Free Cash Flow) and the neutralization and reduction of CO² emissions.

The plans in effect as of December 31, 2022 were:

●	PSP – Cycle 2022-2024: with 101 executives of Telefônica Brasil having the right to potentially receive 431,607 Company shares.

Telefónica Global Incentive Share Purchase Plan: Plan 100

Employees enrolled in the plan can acquire Telefónica shares through monthly contributions of 25 euros to 150 euros (or the equivalent in local currency), deducted from payroll, monthly with a maximum amount of 1,800 euros over a twelve-month period (purchase period).

The six months following the purchase period are the retention period for the purchased shares. At the end of this period, additional shares will be delivered, that is, for each share purchased by the employee, one free share will be granted.

The cycle of this plan is effective from September 1, 2022 to March 31, 2024.

The delivery of shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) remaining in the company during the two-year duration of the program (vesting period), subject to certain special conditions in relation to layoffs; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, who remain in the Telefónica Group, who have held the shares acquired for an additional period of six months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and retained until the end of the vesting period.

To commemorate the 100th anniversary of Telefónica’s incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (“the Commemoration Shares”) free of charge.

The delivery of commemorative shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

In accordance with our bylaws, we have one class of capital stock authorized and outstanding: common shares (ações ordinárias), which have full voting rights.

On December 31, 2022, Telefónica owned 37.83% of our common shares and Telefónica LATAM owned 36.31% of our common shares. Since Telefónica LATAM is a wholly-owned subsidiary of Telefónica, Telefónica has effective control over 74.20% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica or Telefónica LATAM has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.

SP Telecom, a former controlling shareholder of ours, was liquidated and extinguished on October 31, 2022. The shares issued by the Company and held by SP Telecom were delivered to its partners Telefónica and Telefónica LATAM, in the proportion of their respective participation in the social capital of the Society, within the scope of the sharing of shareholders’ equity. Therefore, Telefónica received 131,069,752 shares, and Telefónica LATAM received 201,625,838 shares, in each case issued by Telefônica Brasil.

Telefónica’s shares are traded on various stock exchanges, including exchanges in Madrid, Barcelona, Bilbao, Valencia, London, New York, Lima and Buenos Aires.

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization and number of customers. With its strong mobile, fixed and broadband networks and its innovative portfolio of digital solutions, Telefónica is transforming itself into a “Digital Telco”, a company that will be even better placed to meet the needs of its customers and capture new revenue growth.

The following tables set forth information relating to the ownership of common shares by Telefónica, Telefónica LATAM, any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 1,676,938,271 common shares outstanding as of December 31, 2022 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

	Number of common	Percentage of outstanding
Shareholder’s Name	shares owned	common shares
Telefónica S.A.	634,399,555	37.83%
Telefónica LATAM	608,905,051	36.31%
All directors and executive officers as a group	26,406	—

As of December 31, 2022, there were a total of 143 ADR holders of record and 121,913,737 ADSs outstanding, representing 121,913,737 common shares or 7.3% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

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

Telefónica S.A.

In 2022, there were transactions between companies regarding the Brand Fee contract, for the assignment of use of brand rights. The amounts involved totaled R$ 450 million in expenses.

Telxius Cable Brasil Ltda (formerly Telefônica Internacional Wholesales Services Brasil Ltda.)

In 2022, there were transactions between companies related to IP transit services and international transmission infrastructure for various data circuits and connection services contracted. The amounts involved totaled R$ 236 million in expenses.

Telefónica Global Solutions S.L. (formerly TIWS II)

In 2022, there were transactions between companies regarding Infrastructure services for international transmission for various data circuits and connection services contracted. The amounts involved totaled R$ 67 million in expenses.

Telefonica Global Solutions Participações Ltda (formerly TIWS Brasil Participações)

In 2022, there were transactions between companies related to international transmission infrastructure to various data circuits and connection services. The amounts involved totaled R$ 110 million in expenses.

Telefónica Digital España S.L.

In 2022, there were transactions between companies referred to Cost Sharing Agreement services, expenses refund related to digital business. The amounts involved totaled R$177 million in expenses.

Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

In 2022, the expenses related to the MCA – Master Commercial Agreement, contract that governs the distribution model of cyber security services for the Company, totaled R$152 million.

Telefónica IOT & Big Data Tech, S.L.

In 2022, there were transactions related to Liceo Project (digital products developed by a global platform). The amounts involved totaled R$102 million in expenses.

Companhia AIX Participações

In 2022, there were transactions between companies related to sale of infrastructure assets owned by the Company, assignment of sharing contracts and subsequent assignment of rights to use infrastructures by the Company. The debt amount was R$56 million.

Fibrasil Infraestrutura E Fibra Ótica S.A.

In 2022, there where transactions between companies regarding network infrastructure services. The amounts involved totaled expenses of R$ 50 million. Additionally, there where transactions related to network construction consulting in which Telefônica is the service provider. The amounts involved totaled expenses of R$101 million.

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

Our policy with respect to provisioning for contingencies classifies the various legal proceedings to which we are party as “probable,” “possible” and “remote”. We and our subsidiaries are parties to labor, tax, civil and regulatory claims and set up a provision for contingencies for which the likelihood of loss was estimated as probable. Our senior management classifies each legal proceeding into one of these three categories (probable, possible and remote) based upon the advice of internal and external counsel and specialized technical advisors in charge of each matter. Due to the level of provisioning and based on its analysis of the individual cases, our management believes that no additional liabilities related to any legal proceedings will have a material effect on our financial condition or results of operations, other than as described below.

There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

Tax Matters — Probable Loss

The following tax proceedings were pending as of December 31, 2022, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is probable.

Federal Taxes

On December 31, 2022, we were a party to federal administrative and judicial proceedings relating to: (i) claims resulting from the denial of our tax offset and refund claims; (ii) corporate withholding tax (imposto de renda retido na fonte), or IRRF, and economic domains contributions (Contribuição para a Intervenção no domínio econômico), or CIDE, levied on the remittance of funds abroad relating to technical services, administrative assistance, similar services, and royalties; (iii) social investment fund contribution (Finsocial) offset amounts; (iv) additional PIS/COFINS charges on our taxable base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) the removal of certain benefits under CAMEX Resolution No. 6, which increased import tariffs from 4% to 28%; and (vi) INSS on constitutional right to a third-salary payment vacation.

In the opinion of our management, our chance of loss in the foregoing federal administrative and judicial proceedings is probable. As of December 31, 2022, total provisions for these state-level administrative and judicial proceedings amounted to R$779.4 million.

State Taxes

In December 2022, we were a party to administrative and judicial proceedings referring to: (i) ICMS credits that were not granted; (ii) ICMS on telecommunication services; (iii) rejection of ICMS credits referring to a certain tax covenant; (iv) ICMS tax rates; (v) ICMS tax on internet (data) infrastructure lease payments; (vi) sales of goods at prices below their cost of acquisition; (vii) taxation of amounts granted to clients as discounts; (viii) unmeasured services; (vix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment by the Brazilian Supreme Court (STF).

As of December 31, 2022, total provisions for these state-level administrative and judicial proceedings amounted to R$1,112.1 million.

Municipal Taxes

On December 31, 2022, we were a party to tax claims at the municipal level, both in the administrative and judicial sphere, which, based on the opinion of our legal advisors, are classified as having a probable risk of loss. These claims related to: (i) real estate property tax (Imposto Predial Territorial e Urbano), or IPTU; (ii) municipal services tax (Imposto Sobre Serviços), or ISS, on the lease of movable assets for supplementary or intermediary activities; and (iii) ISS withholding on fixed-duration service contracts. As of December 31, 2022, total provisions for these state-level administrative and judicial proceedings amounted to R$42.7 million.

FUST

On December 31, 2022, we were a party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. As of December 31, 2021, total provisions for these state-level administrative and judicial proceedings amounted to R$549.3 million.

Tax Matters — Possible Loss

The following tax proceedings were pending as of December 31, 2022, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is possible.

Federal Taxes

On December 31, 2022, we were a party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. As of December 31, 2022, the total amount under discussion in these proceedings R$3,042.0 million. Key proceedings refer to: (i) tax offset requests made by the Company; (ii) social security contribution, including: (a) INSS contributions, workplace accident insurance (SAT), and other contributions (e.g., INCRA and SEBRAE); (b) 11% withholding (labor assignment); (c) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) the deduction of COFINS from losses in swap transactions; (iv) PIS/COFINS on: (a) accrual basis versus cash basis; (b) value-added services; and (c) monthly flat fees (serviço de assinatura mensal); (v) industrialization tax (Imposto Sobre Produtos Industrializados) on the dispatch from Company premises of fixed-line access unit equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras), payment requirements for intercompany and credit operations; and (vii) capital gains tax from the purchase of GVT. In the opinion of our management, our chance of loss in these proceedings is possible. As a result, we have not made any provisions in connection with these proceedings.

State Taxes

On December 31, 2022, we were a party to various state administrative and judicial proceedings, which are ongoing at various court levels. As of December 31, 2021, the total amount under discussion in these proceedings R$21,712.0 million. Key proceedings refer to: (i) equipment rentals; (ii) reversal of extemporaneous credits; (iii) ICMS taxation of services rendered outside the state of São Paulo; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guidelines); (vi) use of credits related to the acquisition of electric power; (vii) secondary activities, value-added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged; (ix) deferred ICMS charges; (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credits from returns and free leases in connection with the assignment of networks (used by the Company itself and exemptions from governmental bodies); (xvi) ICMS on amounts received under agreements with other service providers for the shared use of their networks; (xvii) ICMS on our own consumption; (xviii) ICMS on exemptions of governmental bodies; (xix) unconditional discounts excluded from the ICMS tax basis; and (xx) ICMS on monthly subscription, with discussion about minute allowance. In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes

On December 31, 2022, we were a party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. As of December 31, 2021, the total amount under discussion in these proceedings R$479.5 million. Key proceedings refer to: (i) ISS on secondary activities and value-added and supplementary services, ISS withholding, ISS on caller ID services and on cell phone activation, ISS on continuous services contracts, provisions, reversals and canceled invoices, ISS on data processing and antivirus programs, ISS on fees for the use of our mobile network (tarifa de uso da rede móvel) and infrastructure leases, ISS on advertising services, and ISS on third-party services; (ii) IPTU rules; (iii) land use fees; and (iv) other municipal fees; In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.

FUST, FUNTTEL and FISTEL Litigation

FUST Litigation

Fixed-line and mobile operators filed suit seeking a writ of mandamus to recognize their right to include interconnection revenue in the FUST base for mobile services. We have challenged such charges and the proceedings are waiting to be tried in the court of appeals. As a result, ANATEL charges us with various infractions to collect tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due. As of December 31, 2022, the total amount under discussion in these proceedings R$5,103.0 million. In the opinion of our management and our legal advisors, our chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.

FUNTTEL Litigation

On December 31, 2022, we were a party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection). As of December 31, 2021, the total amount under discussion in these proceedings R$1,013.4 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL Litigation

Due to the extension of the effective license period to use telephone switches in connection with the use of landline phone carriers, and the extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges us with an installation inspection fee (taxa de fiscalização e inspeção), or the TFI. This collection is based on ANATEL’s understanding that such extension would represent a taxable event for the TFI. We understand that such collection is inappropriate, and challenged this fee in court. As of December 31, 2022, the total amount under discussion in these proceedings was R$2,122.8 million, without the respective deposit in full. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

Labor Litigation

We are a defendant in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), which claim, among others: overtime payments, variable compensation, salary parity, and unhealthy or risk work premiums. We have recorded R$540.2 million in provisions for these proceedings where the risk of loss is deemed probable. We are also defendants in certain other labor claims for which the chance of loss is deemed possible, which totaled an aggregate amount of approximately R$1,490.6 million as of December 31, 2022, and for which we have not recorded provisions.

Civil Claims

We are the defendants in multiple civil claims. We have recorded R$1,192.9 million in provisions in connection with these proceedings as of December 31, 2022 where the risk of loss is deemed probable, including the civil proceedings described below:

●	We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996 to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For proceedings in which our chance of loss has been estimated as probable, we recorded provisions in the amount of R$145.9 million as of December 31, 2022 (R$ 130.2 million as of December 31, 2021).
●	We and/or our subsidiaries are defendants in various civil proceedings related to individual consumers’ claims in judicial courts, especially relating to our failure to perform our services. As of December 31, 2022, provisioned amounts in connection with these proceedings totaled R$244.7 million (R$367.3 million as of December 31, 2021).
●	We and/or our subsidiaries are parties to various civil, non-consumer and consumer proceedings in administrative and judicial courts arising out of the ordinary course of business. As of December 31, 2022, provisioned amounts in connection with these proceedings totaled R$802.4 million (R$438.5 million as of December 31, 2021).

Other several civil claims against us for which the chance of loss is deemed possible totaled approximately R$ 2,174.3 million as of December 31, 2022 and for which we have not recorded provisions, including:

●	The National Federation of Associations of Retirees and Pensioners and Participants in Pension Funds in Telecom (Federação Nacional das Associações de Aposentados, Pensionistas e Participantes em Fundo de Pensão do Setor de Telecomunicações.) filed a class action against the Company seeking the annulment of the spin-off of the PBS pension benefit plan (which occurred in 2000 and led to the creation of a specific TELESP–PBS pension benefit plan) and the corresponding allocation of resources resulted from the technical surplus and fiscal contingencies existing at that time. The lower court ruled against the Company. Subsequently, an appellate court held that the state courts lacked jurisdiction to hear the case, and referred the case to the federal courts for retrial. Fenapas presented an agreement signed by the parties. The agreement was ratified by the court, extinguishing the process. We are currently awaiting certification of the final and unappealable decision and filing of the case. Our risk of loss in this proceeding has been estimated as possible based on the opinion of our legal advisors. The amount involved cannot yet be determined until an expert appraisal report is completed.
●	The São Paulo Sistel Participants’ Association (Associação dos Participantes do Sistel no Estado de São Paulo) filed a class action that challenges changes made to the health care plan for the association’s retired employees. While an appeal in this proceeding was pending adjudication, the parties entered into a settlement agreement with judicial confirmation.
●	We are a party to various other civil claims related to our services. Such claims were filed by individual consumers, civil associations representing consumer rights, or by PROCON, as well as by federal and state public prosecutor offices. We are also party to various other claims in the ordinary course of our business.

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

Expiration of Prepaid Plan Minutes

We, together with other Brazilian wireless telecommunications operators, are defendants in lawsuits brought by public prosecutor offices and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the courts about this matter. Although we believe that our criteria for imposing the deadline are in compliance with ANATEL’s rules, we believe, based on the opinion of outside counsel, that the likelihood of an unfavorable outcome with respect to these claims is possible.

Regulatory and Antitrust Litigation

We are involved in several regulatory and antitrust administrative and legal proceedings. As of December 31, 2022, proceedings with a possible risk of loss amounted to R$5.8 billion. Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed probable include the following:

(i)	We are a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The main themes of these proceedings are the obligation to pay the onerous fee for the renewal of radio frequencies (the payment, due every two years, relating to the right to use of radio frequencies), our obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL’s quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.
(ii)	A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. We, together with our legal advisors, concluded that there is a probable loss of approximately R$673 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL and in the courts with an unlikely chance of review. Moreover, we decided to begin collecting such amounts in favor of ANATEL.

Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed possible include the following:

(i)	Administrative and legal proceedings discussing how ANATEL should calculate a payment due every two years relating to the extension of STFC concession agreements and the right of use SMP-related radio frequencies. In ANATEL’s view, a 2% charge should be calculated on all of our STFC/SMP revenue. In our view, however, the revenues that are not part of the STFC/SMP service plans, as defined by regulation at the time of signing the authorization terms/concession agreements, should not be taken into account when calculating the fee. As a result of this disagreement, we filed administrative and legal proceedings challenging ANATEL’s charges.
(ii)	A lawsuit to invalidate ANATEL’s March 2018 decision in an administrative proceeding where it charged us with violations of fixed-line telephone regulations. In particular, we were charged with breaching rules on the prior notice required to terminate service to users in default and related refunds. ANATEL imposed a fine of approximately R$199.1 million, which as of December 31, 2022, amounted to approximately R$574.8 million (after interest and monetary adjustments). We have not paid this fine, but have guaranteed its payment through litigation insurance.
(iii)	An investigation by CADE in connection with a joint bid we submitted with Claro and Oi, through a consortium, for certain services to be rendered to the Empresa Brasileira de Correios e Telégrafos, the Brazilian state postal service. We have presented our defense, in which we allege our joint big was lawful under the applicable laws. The CADE’s general body decided that the operators engaged in anti-competitive conduct. After the decision, Telefonica filed a motion for clarification and is now awaiting its judgment.

(iv)	Administrative Proceeding started by ANATEL to investigate possible measures regarding the possibility of transfer of economic gains arising from the decision of the Brazilian Supreme Court (STF), which excluded ICMS from the PIS/COFINS calculation base between 2002 and 2017 in the fixed telephone concession plans. In such case, ANATEL’s superintendence understood, in connection with the Prosecutor’s legal opinion, that such gains are not a result of business efficiency, but from a change in the tax order. The devolution proposal suggested by ANATEL would be through a tariff review for the fixed telephone basic plans and the construction of high capacity backhaul infrastructure for alternative plans, totaling approximately R$ 1 billion, which we assess, at this time, as a possible chance of loss. The case will be judged by the Board of Directors of ANATEL, from which it may be challenged through an arbitration procedure.
(v)	Administrative Proceeding started by Anatel, which dealt with mobile coverage goals, whose fine of R$127 million could be converted into an alternative Obligation (“OdF”), which consists of an alternative means of complying with a fine, by investing in the installation of 4G ERBs in 188 locations, whose installation must take place in 2 and a half years, with maintenance costs equivalent to the period of 1 year. Installation cannot result from RAN Sharing, Swap, network rental, industrial exploitation contracts, or other contractual means. The deployment of such Obligation within the established period will be monitored.

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

Time Limits for Claiming Dividends

Our shareholders have 3 years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

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

Additional Payments on Shareholders’ Equity

Law No. 9,249, as amended December 26, 1995, provides for the distribution to shareholders of interest on shareholders’ equity, which may be computed with the amount of dividends to be distributed to shareholders. A company can treat these payments as financial expenses for income tax and social contribution purposes. Currently, this interest is limited to the daily pro rata variation of the TJLP, a long-term nominal interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:

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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2017 in reais:

	Description
	(Dividends or
	Interest on
	Shareholders’		Preferred
Year	Equity)(1)	Common stock	Shares(2)

	(per share/in R$)
2022	Div/Int	3.488877	—
2021	Div/Int	2.914875	1.022949
2020	Div/Int	2.996385	3.296024
2019	Div/Int	3.518874	3.870762
2018	Div/Int	2.358070	2.593877
2017	Div/Int	2.088332	2.297165
(1)	Interest on shareholders’ equity is net of withheld taxes.
(2)	All of our outstanding preferred shares were converted into common shares after the market closed on November 20, 2020. See “Item 10. Additional information—B. Memorandum and Articles of Association—Description of our bylaws—History of Share Capital—Conversion of our Preferred Shares into Common Shares.”

Dividends and Interest on Shareholders’ Equity

On June 18, 2018, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 400 million, which the Company paid on August 20, 2019.

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

On February 15, 2019, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 700 million, which the Company paid on August 18, 2020.

On April 11, 2019, at the Shareholders’ General Meeting, shareholders approved the distribution of dividends to common and preferred shares in the total amount of R$ 2.469 million based on the closing balance sheet of December 31, 2018, which the Company paid on December 17, 2019.

On April 17, 2019, the Board of Directors approved, only the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 570 million, which the Company paid on August 18, 2020.

On June 17, 2019, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 968 million, which the Company paid on August 18, 2020.

On December 19, 2019, the board of directors approved, only with the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 350 million. The distribution of dividends to common and preferred shares in the total amount of R$1,000 million was also approved, which the Company paid on August 18, 2020.

On February 14, 2020, the Board of Directors approved, only with the approval of shareholders, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 270 million, which the Company paid on July 13, 2021.

On March 19, 2020, the board of directors approved, 50% of shareholders’ approval, the payment of interest on the equity of common and preferred shares in the amount of R$ 150 million, which the Company paid on July 13, 2021.

On May 28, 2020, at the Shareholders’ General Meeting, shareholders approved the distribution of dividends to common and preferred shares in the total amount of R$ 2.196 million based on the closing balance sheet as of December 31, 2019, which the Company paid on December 9, 2020.

On June 17, 2020, the board of directors approved, only with the approval of shareholders, the payment of interest on the equity of common and preferred shares in the amount of R$ 900 million, which the Company paid on July 13, 2021.

On September 17, 2020, the board of directors approved, 50% of shareholders’ approval, the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$ 650 million, which the Company paid on July 13, 2021.

On November 16, 2020, the board of directors approved, 50% of shareholders’ approval, the payment of interest on the shareholders’ equity in the amount of R$ 400 million, which the Company paid on July 13, 2021. The conversion of all preferred shares issued by the Company into shares (“Conversion”), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of Holders of Preferred Shares, held on October 1, 2020, had immediate effect. For this reason, all shares issued by the Company as of that date began to be treated equally, regardless of the ticker under which they were traded until the formalization of the conversion, which occurred on November 23, 2020, as disclosed to the market under the Material Fact and Notice to Shareholders issued on October 1, and October 11, 2020, respectively.

On December 11, 2020, the board of directors approved, 50% of shareholders’ approval, the payment of interest on the shareholders’ equity in the amount of R$260 million. In addition, the distribution of dividends to common and preferred shares in the total amount of R$1,200 million was approved. The payment of interest on shareholders’ equity was made on July 13, 2021 and dividends on October 5, 2021.

On February 12, 2021, the board of directors approved, subject to shareholder approval, the payment of interest on equity for common shares in the amount of R$150 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on February 26, 2021 and will be paid on July 19, 2022.

On March 18, 2021, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$270 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on March 31, 2021 and will be paid on July 19, 2022.

On April 15, 2021, at the Shareholders’ General Meeting approved, subject to the approval of shareholders, the payment of interest on equity for common shares in the amount of R$280 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on April 30, 2021 and will be paid on July 19, 2022.

On June 17, 2021, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$630 million. Payment will be made to ordinary and preferred shareholders who were recorded on the Company’s books on June 30, 2021 and will be paid on July 19, 2022.

On September 16, 2021, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$600 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on September 30, 2021 and will be paid on July 19, 2022

On December 10, 2021, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$805 million. The distribution of dividends to common and preferred shares in the total amount of R$1,500 million was also approved. Both payments will be made to ordinary shareholders who were recorded on the Company’s books on December 27, 2021. Interest on equity will be paid on July 19, 2022 and dividends will be paid on October 18, 2022.

Dividends and interest on shareholders’ equity declared based on Telefonica Brasil’s net income in 2021 totaled R$4.2 billion. The remaining R$2.0 billion were classified as proposed additional dividends and will be submitted for approval by the Company’s General Meeting of Shareholders in 2022 and, if approved, will be paid on October 18, 2022.

On February 16, 2022, the board of directors approved, subject to shareholder approval, the payment of interest on equity for common shares in the amount of R$180 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on February 25, 2022 and will be paid on April 18, 2023.

On March 17, 2022, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$250 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on March 31, 2022 and will be paid on April 18, 2023.

On April 13, 2022, at the Shareholders’ General Meeting approved, subject to the approval of shareholders, the payment of interest on equity for common shares in the amount of R$150 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on April 29, 2022 and will be paid on April 18, 2023.

On June 14, 2022, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$480 million. Payment will be made to ordinary and preferred shareholders who were recorded on the Company’s books on June 30, 2022 and will be paid on April 18, 2023.

On August 19, 2022, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$300 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on August 31, 2022 and will be paid on April 18, 2023.

On December 9, 2022, the board of directors approved, subject to shareholders’ approval, the payment of interest on equity for common shares in the amount of R$715 million. The distribution of dividends to common and preferred shares in the total amount of

R$1,000 million was also approved. Both payments will be made to ordinary shareholders who were recorded on the Company’s books on December 29, 2022. Interest on equity will be paid on April 18, 2023 and dividends will be paid on July 18, 2023.

Dividends and interest on shareholders’ equity declared based on Telefonica Brasil’s net income in 2022 totaled R$3.0 billion. The remaining R$827 million were classified as proposed additional dividends and will be submitted for approval by our general shareholders meeting in 2023 and, if approved, will be paid on July 18, 2023.

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

The Extraordinary Shareholder’s Meeting was held on April 26, 2022 and approved the reduction of the Company’s share count from 1,690,984,923 to 1,676,938,271.

In addition, on February 15, 2023, the Company’s Board of Directors approved the proposal to cancel 13,381,540 common shares issued by the Company held in treasury, reducing the total share count to 1,663,556,731, as well as the consequent convening of the Extraordinary Shareholder’s Meeting, in order to amend the Company’s Bylaws regarding the number of shares into which the capital stock is divided.

These shares were acquired over the last few years, as a result of the Share Repurchase Program issued by the Company itself.

Item 9. The Offer and Listing

A. Offer and Listing Details

The trading market for our common shares is the B3.

Our common shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3).” As of December 31, 2022, we had 1,676,938,271 outstanding common shares held by more than one million shareholders.

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

At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as from such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share; and (2) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of the preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, as approved by our shareholders on October 1, 2020, our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value (including 2,291,147 treasury shares). As of December 31, 2022, we had an outstanding share capital of R$63,571,415,865.09, comprised of 1,663,556,731 common shares, net of 13,381,540 treasury shares. All of our outstanding share capital is fully paid.

All of our shares are without par value. In addition, our board of directors may increase our share capital up to 1,850,000,000 common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.

As of December 31, 2022, 13,381,540 common shares were held by us (treasury shares) at a book value per share of R$40.82 As of December 31, 2021, 14,046,652 common shares were held by us (treasury shares) at a book value per share of R$41.70. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

History of Share Capital

Public Offering for the Primary Distribution of Common and Preferred Shares

At a meeting held on March 25, 2015, our board of directors approved unanimously the realization of a public offering for the primary distribution of common and preferred shares issued by the Company, all registered shares, without par value, free and clear of any liens or encumbrances, including in the form of ADSs, represented by ADRs, held simultaneously in Brazil and abroad, through a capital increase of the Company. The capital increase was approved by the board of directors’ meeting held on April 27, 2015, amounting to R$15.8 billion, increasing the Company’s share capital from R$37.8 billion to R$53.6 billion through the issuance of 121,711,240 common shares, at an issue price of R$38.47 per unit, and 236,803,588 preferred shares, at an issue price of R$47.00 per unit. Common shares, preferred shares and ADSs issued as a result of this capital increase confer to their holders, as of April 28, 2015, the date of disclosure of the global offering announcement of commencement, the same rights assigned respectively to the holders of common shares, preferred shares and ADSs, currently outstanding, under the Company’s bylaws and the Brazilian Corporate Law, fully participating in dividends and other distributions declared from the date of publication of the global offering announcement of commencement. The issue price of R$47.00 per preferred share was determined after the completion of the bookbuilding process, in accordance with article 23, paragraph 1, and article 44 of CVM Instruction No. 400/2003, as amended, or Instruction No. 400, and in accordance with the provisions of article 170, paragraph 1, item III, of the Brazilian Corporate Law. The issue price of R$38.47 per common share was determined based on the price per preferred share determined after the completion of the bookbuilding process, applying a discount of 18.14%, which represents the average price discount trading of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the three months prior to March 26, 2015.

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

Under the Brazilian Corporate Law and the board of directors’ internal rules, if one of our directors has a conflict of interest with our Company in connection with any proposed transaction, such director may not vote on any decision of our board of directors regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. The same rules on conflict of interest rules are applicable to executive officers.

Any transaction in which one of our Directors or Executive Officers may have an interest can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be held null and void and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 1% (as reduced by CVM Resolution No. 70/2022) of our total share capital, our Directors and Executive Officers must disclose to our shareholders at the Annual Shareholders’ Meeting certain transactions and circumstances that may give rise to a conflict of interest. In addition, our Company (through the approval of the majority of our share capital) or shareholders who own 1% (as reduced by CVM Resolution No. 70/2022) or more of our share capital may bring an action for civil liability against any Director and/or Executive Officers for any losses caused to us as a result of a conflict of interest.

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

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in a Brazilian major newspaper. On the first call of a shareholders’ meeting, the notice must be published no fewer than three (3) times, beginning, the first notice, at least twenty-one (21) calendar days prior to the scheduled meeting date. On the second call of a shareholders’ meeting, the notice must be published no fewer than three (3) times, beginning at least eight (8) calendar days prior to the scheduled meeting date. In accordance with our bylaws, for meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least thirty (30) calendar days prior to the scheduled meeting date and on the second call at least ten (10) calendar days prior to the scheduled meeting date. As recommended by the CVM, for annual shareholders’ meetings, we convene our shareholders’ meeting thirty (30) calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our Board of Directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:

●	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our Directors do not convene a shareholders’ meeting required by law within sixty (60) days; and
●	by shareholders holding at least 1% (as reduced by CVM Resolution No. 70/2022) of our total share capital if, after a period of eight (8) days, our Directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter.

In addition, our Fiscal Board may convene an ordinary shareholders’ meeting if our Board of Directors does not convene an annual shareholders’ meeting within thirty (30) days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the president of the Board of Directors, who is responsible for choosing a secretary of the meeting among those present at the meeting. In case of absence of the president of the Board of Directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one (1) year before the meeting. The attorney-in-fact must be a shareholder, a member of our Board of Directors, a member of our Board of Executive Officers, a lawyer or a financial institution, and the representation of the condominium members shall be made by the manager of the investment fund. The power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status and/or a valid power of attorney (if the shareholder is to be represented by an attorney-in-fact), together with any other requirement provided for in the call notice.

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

Remote Voting

Pursuant to the CVM Resolution No. 81/2022, as amended, the system of Remote Voting is required to be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the fiscal board or of the board of directors, due to the requirements set forth in article 26, paragraph 1, item II of CVM Resolution No. 81/2022 (Remote Voting can be adopted in other situations, at the Company’s choice). This system aims to facilitate the participation of the Company’s shareholders in its meetings. This resolution provides for the following:

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

We do not have an electronic system for receiving Remote Voting Ballot or remote participation ballots. Exceptionally, we may hold meetings partially or exclusively through a digital format, in accordance with CVM Resolution No. 81/2022. Specific instructions regarding remote voting in shareholders’ meetings, which we may decide to hold partially or exclusively through a digital format, will be disclosed in the relevant shareholders’ meeting manual, in addition to other channels that we may deem appropriate.

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

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares, if a higher quorum is not required by our bylaws, is required for the types of action described below:

●	creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;
●	changing a preference, privilege and condition of redemption or amortization of any class of the company`s preferred shares or creating a new class of shares that is more privileged;
●	reducing the mandatory dividend;
●	merging or consolidating the company with another company;
●	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
●	acquisition of all the company’s shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;
●	changing the company’s corporate purpose;
●	canceling any ongoing liquidation of the company;
●	creation of participation certificates;
●	spinning-off of all or any part of the company; and
●	dissolution of the company.

As per Brazilian Corporate Law, the decisions on the transformation of the company into another form of business entity require the unanimous approval of our shareholders, unless provided for in the company by-laws.

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

For the effective implementation of the Conversion, a voting agreement was executed on October 1, 2020 by and among the shareholders Telefónica S.A., Telefónica LATAM, SP Telecom, and, as intervening and consenting party, the Company, in order to comply with the provisions of ANATEL regulations. This voting agreement was filed and made available at our Company headquarters, as determined under article 118 of Brazilian Corporate Law (the “Voting Agreement”).

However, on October 31, 2022, the Company informed the market and its shareholders that the Voting Agreement lost its purpose and effectiveness as a result of the liquidation and extinction of SP Telecom that took place on that date, given that its purpose consisted of maintaining the exercise of direct control power of the Company by SP Telecom.

The shares issued by the Company and held by SP Telecom. (“Shares”) were delivered to its partners Telefónica S.A. and Telefónica LATAM, in the proportion of their respective participation in the social capital of SP Telecom, within the scope of the sharing of shareholders’ equity.

The Company informed the market that the liquidation of SP Telecom, the consequent termination of the Voting Agreement and the aforementioned delivery of SP Telecom’s shares did not result in a change in the composition of the Company’s control (which was already indirectly held jointly by Telefónica S.A., Telefónica LATAM and SP Telecom, all companies under common control with Telefónica S.A.), its administrative structure or its regular operation.

Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

●	the right to participate in the distribution of our profits;
●	the right to participate in any remaining residual assets in the event of our liquidation;
●	the right to supervise the management of our corporate business subject to the conditions set forth in the Brazilian Corporate Law;
●	preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and
●	the right to withdraw from our Company subject to the conditions set forth in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt, even if not foreseen in ou bylaws, a cumulative voting procedure to elect the members of the Board of Directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold common shares representing at least 15% of our voting capital have the right to appoint one member and their alternate to our Board of Directors at our shareholders’ meeting. However, CVM has already issued several decisions determining that, in cases where the company has issued only shares with voting rights, such as the Company, the percentage to be considered for the appointment of the member of the Board of Directors by the non-controlling shareholders shall be reduced to 10% of the total of common shares.

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

Preemptive Rights

Each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of thirty (30) days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable under Brazilian Corporate Law. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe only to our newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe to our newly issued common shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.

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

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our bylaws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. However, if the same share capital is maintained, the Company shall attribute a new par value for the remaining shares. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

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

This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:

(i)	creating preferred shares or disproportionately increasing any existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by our bylaws;
(ii)	changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating a new class of shares that is more privileged;
(iii)	reducing the mandatory dividend;
(iv)	a change in our corporate purpose;
(v)	merging or consolidating our Company, with another company;
(vi)	the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

(vii)	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
(viii)spinning-off of all or any part of our Company; and
(ix)	the inclusion of an arbitration clause in our bylaws.

In addition, we note that:

●	in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;
●	in items (v) to (vii), the holders of shares of a type or class with liquidity and dispersion (as defined in CVM Resolution 78/2022) in the market will not have the right to redemption considering the conditions set forth in the Brazilian Corporate Law; and
●	in item (viii), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.

Dissenting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within one hundred and twenty (120) days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil (as defined by CVM Resolution 78/2022) or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than sixty (60) days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose. In this case the company shall pay immediately 80% of the redemption value calculated based on the last balance sheet and, having drawn up the necessary balance sheet, will pay the remaining amount within one hundred and twenty (120) days from the date of the resolution of the shareholders’ meeting.

The right of withdrawal lapses thirty (30) days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights. Within ten days following the expiration of the term to exercise the withdrawal rights mentioned above, the company may call a Shareholders’ Meeting to confirm or reconsider any resolution giving rise to withdrawal if we believe that the withdrawal of shares of dissenting shareholders would jeopardize its financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our bylaws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 1% (as reduced by CVM Resolution 70/2022) or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) any acts contrary to Brazilian law or the company’s bylaws have been committed, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

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

Interest on Shareholders’ Equity

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.5% per annum for 2016 and for the first quarter of 2017, 7.0% for the remaining quarters of 2017, 6.75%, 6.6%, 6.56% and 6.98% for the four quarters of 2018, and 7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019, and 5.09%, 4.94%, 4.91% and 4.55% for the four quarters of 2020, and 4.39%, 4.61%, 4.88% and 5.32% for the four quarters of 2021, and 6,08%, 6,82%, 7,01% and 7,20% for the four quarters of 2022), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before that in which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.

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

As regards mobile services, the PGA divided the country into three regions: Region I: states of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, Region II: states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District and Region III: only the state of São Paulo.

We received authorization terms for the provision of SMP services with national coverage, in all three regions. Licenses for SMP services rant the right to provide mobile services for an unlimited term. However, the use of radiofrequency spectrum is restricted in accordance with specific license conditions, as follows:

●	Rio Grande do Sul, excluding the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2028 (renewed in 2022);
●	Rio de Janeiro (“A” band) until 2028 (renewed in 2020);
●	Espírito Santo (“A” band) until 2023 (renewed in 2008);
●	Bahia (“A” band) and Sergipe (“A” band) until 2023 (renewed in 2008);
●	São Paulo (“A” band) until 2023 (renewed in 2008); and until 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);
●	Paraná/Santa Catarina (“B” band) until 2028 (renewed in 2013);
●	Distrito Federal (“A” band) until 2028 (renewed in 2021);
●	Acre (“A” band), Vivo-Rondônia (“A” band), Mato Grosso (“A” band) and Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);
●	Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);
●	Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed in 2014);

●	Minas Gerais (“A” band) until 2023 (renewed in 2008); and
●	For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020 (to be renewed between the period of April 28, 2016 and April 28, 2017).

License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Currently, according to Decree No. 10,402/2020, which regulates the New General Telecommunications Law, it is possible to renew licenses for successive periods. Nevertheless, some conditions are being discussed with ANATEL, such as the associated renewal valuation. License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date.

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1,900 MHz band (“L” band). We won 13 of them throughout Brazil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. Nevertheless, the bidding terms set forth the possibility of realigning the “L” band with the “J” band, maintaining the same conditions (including costs and expiry date) of the “J” band. In 2012, Telefônica requested and on August 27, 2013, ANATEL granted the “L” band realignment for the following states:

●	Rio Grande do Sul, excluding the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu;
●	Rio de Janeiro;
●	Espírito Santo;
●	Bahia and Sergipe;
●	Telefônica-São Paulo, excluding the cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria e São Joaquim da Barra;
●	Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina;
●	Federal District;
●	Telefônica-Acre, Vivo-Rondônia, Vivo-Mato Grosso and Vivo-Mato Grosso do Sul excluding the city of Paranaíba; and
●	Telefônica-Goiás/Tocantins.

The complete realignment (including the cities excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.

In April 2008, ANATEL auctioned off 36 blocks in the 2,100 MHz band (3G licenses). We obtained nine in the “J” band throughout Brazil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:

●	Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);

●	São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Acre (“J” band), Rondônia (“J” band), Mato Grosso (“J” band) and Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
●	Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and
●	Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April 2019 and April 2020).

License renewals for the “J” band and “realigned L” band were requested between 36 and 48 months in advance of the expiry date. Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1,800 MHz and 2,100 MHz frequencies. We acquired 23 blocks, 14 in 1,800 MHz frequency bands “D,” “E,” “M” and extension bands, and nine in the 900 MHz extension bands. As a result, we have nationwide coverage in the 1,800 MHz frequency band. The 23 blocks are:

●	“M” Band (1,800 MHz) in the Federal District and the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;
●	Extension of the 1,800 MHz band throughout the state of São Paulo;
●	“D” Band (1,800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;
●	“E” Band (1,800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
●	Extension of the 900 MHz band in the State of Rio de Janeiro;
●	Extension of the 900 MHz band in the State of Espírito Santo;
●	Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

●	Extension of the 900 MHz band for the cities with area code 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;
●	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and the cities of Londrina and Tamarana;
●	Extension of the 900 MHz band in the State of Bahía;
●	Extension of the 900 MHz band in the State of Sergipe;
●	Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the State of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;
●	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the city of Paranaíba in the State of Mato Grosso do Sul;
●	Extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Another extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
●	Extension of the 1,800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;
●	Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
●	Extension of the 1,800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
●	Extension of the 1,800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás; and
●	Extension of the 1,800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.

Our current 850 MHz authorizations will expire between 2023 and 2028. If legal and regulatory requirements are met, ANATEL has agreed to renew the current authorizations for the use of radio frequencies in bands A and B, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, such as those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the Federal Court of Accounts (TCU).

Furthermore, since our licenses for the 900 MHz and 1,800 MHz band will expire in 2023, their renewal has been requested and a final decision by Anatel is still pending. On August 2022, ANATEL approved the renewal of 900 MHz and 1,800 MHz licenses held by TIM until 2032, which indicates they may proceed in a similar way for Telefônica’s authorizations.

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2,500 MHz frequencies. We secured one block in 2,500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band may also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:

●	Brazil (“X” Band – 2,500 MHz) until 2027 (associated with SMP service) to be renewed on October 18, 2024;

●	Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz). Anatel declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgement No. 391, of 12/21/2022. We have not yet opened a formal notification;
●	Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP, SCM and STFC services) Anatel declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgement No. 391, of 12/21/2022. We have not yet opened a formal notification; and
●	In September 2014, ANATEL auctioned off six blocks in the 700 MHz frequency. We acquired three blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.

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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount related to the obligations ANATEL set forth. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

Acquisition of UPI Mobile Assets of the Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and we acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), a special purpose company, to which the mobile assets of Oi Group assigned to us had been contributed, in accordance with the segregation plan stated in the Oi Agreement.

Thus we acquired Garliava’s shares for an approximate amount of R$5,373 million, having paid, on such day, the amount of R$4,885 million. The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.

Likewise, on such date, we: (i) committed to an additional payment of R$110 million of which R$40 million were paid at that date, subject to the fulfillment of certain targets by Oi; (ii) made a payment of approximately R$148 million for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of R$179 million, to be paid monthly during a period of 10 years.

The mobile assets of Oi Group finally assigned to us were the following:

●	Clients: approximately 12.5 million clients, or approximately 30% of UPI Mobile Assets’ total customer base as of February 2022, which allocation sought to enhance competition among the Brazilian telecom market operators;
●	Spectrum: 43 MHz as a national weighted average based on population, or approximately 46% of the UPI Mobile Assets’ radio frequencies, which allocation strictly conforms to ANATEL spectrum limits; and

●	Infrastructure: agreements for the use of approximately 2,700 mobile access sites, or approximately 19% of the UPI Mobile Assets’ total sites.

All commitments assumed were duly submitted to ANATEL and CADE during 2022.

On October 3, 2022, we started the arbitration procedure (“Arbitration”) against Oi S.A. – In Judicial Recovery (“Seller”) due to the manifest breach by the Seller of certain terms of the Share Purchase and Sale Agreement and Other Covenants executed by us, jointly with TIM S.A. and Claro S.A. (“Buyers”), and the Seller, on January 28, 2021, as amended (“SPA”), after the exchange of notices about the Post-Closing Price Adjustment between Buyers and the Seller, upon the competent request of Arbitration filed with the Market Arbitration Chamber, under the terms of the SPA.

On February 1, 2023, Telefônica Brasil’s Extraordinary Shareholders’ Meeting was held and decided for Garliava’s merger into Telefónica Brasil, being the effects of such merger subject to the prior approval from ANATEL and the conclusion of certain systemic operations. Once such conditions are fulfilled, Telefônica Brasil’s Board of Directors will convene a new meeting to verify the accomplishment of such conditions and to give effects to the said merger.

D. Exchange Controls

There are no restrictions on ownership of common shares by individuals or legal entities domiciled outside of Brazil, provided that they comply with the registration requirements set forth in the applicable regulation enacted by the Central Bank, CMN and the CVM.

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the documentary evidence that provides the validity and properly backs the economic grounds of the foreign exchange transaction and that the relevant investment be registered with the Central Bank and the CVM, as applicable. The restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the common shares represented by ADSs or holders of common shares from converting dividends, distributions or the proceeds from any sale of these common shares into U.S. dollars and remitting the U.S. dollars abroad if the ADS holder or holder of common shares does not obtain adequate registration, or enough documentation to back the legality of the intended foreign exchange transaction. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying the ADSs and to remit the proceeds abroad. Additionally, considering that the criteria of how much information is needed to back the legality of a foreign exchange transaction is defined by the financial institution liquidating the remittance of funds abroad, holders of ADSs can experience the need to provide different levels of detail and varied information depending on the policies of the chosen financial institution.

As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, are regulated by Resolution No. 4,373, and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which came into effect on December 29, 2022 and is regulated by Central Bank of Brazil Resolutions No. 277, 278, 279 and 280, all published on December 31, 2022, which provides, among others, about foreign capital in Brazil, Brazilian capital in foreign countries and the definition of resident and non-resident for purposes of Law No. 14,286/202, as well as by Central Bank Resolution No. 281, also published on December 31, 2022, which establishes in its articles 1 to 6 transitory provisions to be observed regarding foreign capital in Brazil until October 31, 2023, along with the provisions set out in Central Bank Resolution 278 abovementioned.

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

CVM Resolution No. 13/20, as amended, regulates in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM of the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them. Also, in the case of non-resident legal entity investors, Resolution No. 13/2020 provides the obligation to obtain registration with CVM prior to start operating as an investor in Brazil, provided that the information necessary to obtain this registration will be submitted to CVM by the representative of the non-resident investor and the registration will be granted automatically after the application for registration duly made by the representative.

Registered Capital

Amounts invested in common shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM1, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as registered capital) allows remittances of funds outside Brazil converted into foreign currency at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of such common shares. The registered capital per common share purchased in the form of ADS, or purchased in Brazil and deposited with the depositary in exchange for ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a common share on the Brazilian stock exchange on which the most common shares were traded on the day of withdrawal or (ii) if no common shares were traded on that day, the average price on the Brazilian stock exchange on which the most common shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates (buy/sell) quoted by the Central Bank on such date or dates.

An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for common shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank, constituting a Brazilian financial institution as their representative for such purposes. Thereafter, any holder of common shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares, unless such holder is a duly qualified investor under Resolution No. 4,373 and obtains its own electronic registration.

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

Under current Brazilian legislation, CMN may delegate to the Central Bank the monopoly of all foreign exchange transactions, with the possibility of imposing temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

1: Pursuant to CVM Resolution No. 13/20, natural persons investing individually are exempted from registering as foreign investors before CVM, and their representatives must submit the information electronically required by CVM on their behalf before commencing any sort of investment, therefore, in case the natural person ADS holder exchanges the ADS for common shares, they must constitute a representative who will include the information on their behalf before remitting the funds from the conversion abroad.

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

While it was the general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

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

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs might be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. In particular, you may use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, you must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant additional requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on common shares or ADSs and, therefore, you should consult your tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs to which the Final Treasury Regulations apply.

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

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case, as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The limitations of the Final Treasury Regulations may preclude you from claiming a credit for all or a portion of any Brazilian taxes imposed on any such gains. In addition, for any foreign taxes paid or accrued in taxable year beginning on or after December 28, 2021, the Final Treasury Regulations generally will preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by you on the disposition. Consequently, you are not currently expected to be able to claim a foreign tax credit for any Brazilian tax imposed on any gains from the sale or other disposition of common shares or ADSs. However, you may, at your election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. You should consult your tax adviser as to whether the Brazilian tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2022 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2022, we received from Citibank N.A., our depositary, US$3.0 million, for the services described above.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2022, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.

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

Item 15. Controls and Procedures

Management´s Evaluation over Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

There are, as described below, inherent limitations to the effectiveness of any internal control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. Generally accepted accounting principles refer to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Our internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Telefônica Brasil are being made only in accordance with authorizations of management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefônica Brasil’s assets that could have a material effect on the consolidated financial statements.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures, which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Telefônica Brasil’s management has excluded from the scope of its assessments of the internal control over financial reporting the operations and related assets of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (hereinafter “Garliava”), which Telefônica Brasil integrated from April 20, 2022. Total assets, total revenues and net income subject to Garliava’s internal control over financial reporting represented 1.4%, 2.3% and 0.1%, respectively, for the year ended December 31, 2022. Based on the assessment performed and those criteria, Telefônica Brasil concluded that as of December 31, 2022, Telefônica Brasil’s internal control over financial reporting was effective.

Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Brasil Ltda., an independent registered public accounting firm (PCAOB ID 1351), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2022 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16b. Code of Ethics

Our administrations and employees ethics conduct, daily performed, are governed by a code of business conduct and ethics called the “Princípios de Negócio Responsável” or the Telefónica Responsible Business Principles, which is reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Responsible Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 94.8% of our personnel.

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

The program applies to all employees (including directors and executive officers) and also to allies. To enhance integrity culture, initiatives of prevention, detection, remediation and integrity are constantly released, such as: regular communication on ethics topics; anticorruption training; promotion of compliance channel “Fale com #VivoDeAcordo” and our policies, which are available in our intranet policy portal.

To reinforce our commitment to maintaining a Compliance Program of excellence, in 2020, 2021 and 2022, we obtained the DSC 10.000 certificate (Guidelines for the Compliance System).

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

The Telefónica Responsible Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/sustainability-innovation/how-we-work/business-principles/). These Responsible Business Principles were modified in 2022 in order to include and/or update our commitments, addressing topics such as: ethical and responsible management, corporate governance and internal control, respect and promotion of human rights and digital rights, commitment to the environment, innovation, development and responsible use of technology, responsible communication as well as reinforcing the company’s commitment to zero tolerance for corruption. No waivers were granted in 2022.

Item 16c. Principal Accountant Fees and Services

In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

	(in millions of reais)
Audit Fees	16.6	12.9	12.3
Audit-Related Fees	0.2	0.3	0.3
Total	16.8	13.2	12.6

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

Item 16d. Exemptions From the Listing Standards for Audit Committees Procedures

Brazilian Corporate Law requires that we have a statutory Fiscal Board (Conselho Fiscal) composed of three (3) to five (5) members and alternates who are elected by the general shareholders’ meeting. The statutory Fiscal Board operates independently from management and from a company’s external auditors, and the members of our statutory Fiscal Board are all financially literate. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act because our statutory Fiscal Board meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Fiscal Board.” Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements; however, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and retain any independent registered public accounting firm and decide the budget appropriation with respect to such auditors.

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

Our board of directors approved on February 22, 2022, pursuant to article 15, item XV of our bylaws and the CVM Instruction No. 567/2015, or Instruction No. 567, a Share Buyback Program for the acquisition of shares issued by the Company, or the Program, for subsequent cancellation, sale or holding in treasury, as follows:

(i)	Program objective: acquisition of common shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation;
(ii)	Resources: the share buybacks will be made with the capital reserve balance constant in the last Annual Financial Statements published on December 31, 2021, except the reserves referred to in Article 7, § 1, of CVM Instruction No. 567 (R$ 649.4 million);
(iii)	Term: beginning from the date of the Board of Directors’ resolution, shall remain in force up to February 22, 2023;
(iv)	Number of shares to be acquired (not considering the Conversion): up to a maximum of 42,383,420 common shares;
(v)	Number of outstanding shares (not considering the Conversion): 432,661,200 common shares, pursuant to the Article 8, section I, § 3 of CVM Instruction No. 567; and
(vi)	Intermediary financial institutions: the operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP, (iii) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP, and (iv) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, sala 201 – Rio de Janeiro/RJ.

This program became effective from February 23, 2023 (one day immediately after the end date of the Share Repurchase Program in effect at the time), remaining in effect until February 22, 2024.

Acquisitions are made on the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and the Company’s management will be responsible for deciding the time and number of shares to be acquired, respecting the limits set forth in the Program and applicable regulations.

Information about the Program, including those required under the CVM Instructions No. 567/15 and CVM Resolution 44/21, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s website (http://www.telefonica.com.br/ir), as well as on CVM and Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) websites.

The Company made the following repurchases under the Program in the year ended December 31, 2022:

	Year ended December 31, 2022
			Total Number of	Maximum
			Shares Purchased	Number of Shares
			as Part of	that May Yet Be
			Publicly	Purchased Under
	Total Number of	Average Price Paid	Announced Plans	the Plans or
Period of Fiscal Year	Shares Purchased	per Share (R$)	or Programs	Programs
Mar. 1, 2022 to Mar. 31, 2022	1,476,000	49.82	2,358,700	431,185,200
Apr. 1, 2022 to Apr. 30, 2022	882,900	54.34	3,241,600	430,302,300
May 1, 2022 to May 31, 2022	1,479,700	50.65	4,721,300	428,822,600
Jun. 1, 2022 to Jun. 30, 2022	1,564,900	47.91	6,286,200	427,257,700
Jul. 1, 2022 to Jul. 31, 2022	—	—	6,286,200	427,257,700
Aug. 1, 2022 to Aug. 31, 2022	1,668,000	44.88	7,954,200	425,589,700
Sep. 1, 2022 to Sep. 30, 2022	1,650,900	41.93	9,605,100	423,938,800
Oct. 1, 2022 to Oct. 31, 2022	428,700	39.84	10,033,800	423,510,100
Nov. 1, 2022 to Nov. 30, 2022	1,812,600	40.99	11,846,400	421,697,500
Dec. 1, 2022 to Dec. 31, 2022	1,534,800	38.16	13,381,200	420,162,700
(1)	For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 22(f) to our financial statements.

The abovementioned plan followed the preceding share buyback plan approved by our Board of Directors on July 29, 2020, which expired on January 27, 2022. Within the scope of this prior plan, we bought back 12.6 million shares, of which 882,700 shares were purchased in the period between January 1, 2022 and January 27, 2022, at an average price paid per share of R$47.51.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors were appointed by our common shareholders and ten of such directors are independent in line with the parameters set by the regulations of B3’s Novo Mercado.

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

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three (3) to five (5) directors appointed by the Board of Directors to serve for the duration of their respective terms as members of our Board of Directors, two of which are independent in line with the parameters set by the regulations of B3’s Novo Mercado. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including examining proposals for nominations to our management team and assessing compensation limits for our management, establishing employment agreements for our management and examining corporate governance matters. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.

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

As noted above, while Brazilian Corporate Law does not require us to have a compensation committee, our Board of Directors has created our Nominations, Compensation and Corporate Governance Committee. As determined by the Brazilian Corporate Law, the compensation of management is approved by our shareholders at our shareholders’ meeting. Subject to this approval, our Board of Directors establishes the compensation of its members and of our executive officers. The Nominations, Compensation and Corporate Governance Committee provides information and recommendations to the Board of Directors regarding the compensation of our executive officers and managers (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee”). Our Nominations, Compensation and Corporate Governance Committee is not required to perform certain functions that are required of U.S. companies listed on the NYSE (other than controlled companies), such as directly reviewing and approving corporate goals and objectives relating to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and, either as a committee or together with the other independent Directors, determining and approving the CEO’s compensation level based on this evaluation.

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

In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee comprises a minimum of three (3) and a maximum of five (5) directors, who are not members of our Board of Executive Officers, and who are appointed by our Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. All members of our Control and Audit Committee are considered independent. The Committee has its own charter, which was approved by the board of directors.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.

We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Resolution 80/2022, which requires us to disclose certain corporate governance guidelines. Under CVM Resolution 80/2022, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code – Public Companies (the “Governance Code”). Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code – Public Companies” within seven months from the closing date of each fiscal year. Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however, an explanation must be disclosed with respect to any recommendations set forth therein that we do not adopt.

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

In 2022, we carried out a new adaptation and change of format in our Privacy Center, in a project that was conducted jointly with other several companies of the Telefonica’s group, so that we can create, in a unified way, a communication and transparency channel with the data subjects. Our Privacy and Transparency Center was created in 2016 and is available in Portuguese at https://www.vivo.com.br/a-vivo/informacoes-aos-clientes/centro-de-privacidade. We are one of the few large Brazilian companies to have created a dedicated website to bring transparency and provide information about our data protection and privacy actions, in addition to allowing the exercise of the rights of data subjects in an easy and free manner. The information on our website is not a part of this annual report on Form 20-F.

In addition to the new redesign of our Privacy Center, we have also updated our Privacy Policy, making it more complete and providing clearer and more accurate information about our data processing practices for data subjects.

Moreover, under the organization of Conexis Brazil and together with other telecom companies operating in the country, in 2022, was launched the Code of Best Practices on Data Protection for the Telecommunications Sector in Brazil, available in Portuguese at https://conexis.org.br/wp-content/uploads/2022/08/LGPDBoasPraticasDispositivosMoveis.pdf. The document brings together protocols that must be adopted to ensure compliance with the LGPD, the result of the knowledge accumulated by companies since the publication of the law and the initiatives adopted by them to comply with the law and, at the same time, ensure the continuity of the provision of connectivity services.

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

Date: February 17, 2023

Telefônica Brasil S.A.

Consolidated Financial Statements

On December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022.  We have also excluded Garliava from our audit of internal control over financial reporting.  Garliava is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1.4% and 2.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

●	Business combination – valuation of intangible assets acquired and contingent liabilities assumed in connection with the Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”) acquisition

As described in Note 2d.6 to the consolidated financial statements, the Company completed the acquisition of Garliava for total consideration of R$ 5,491,584 thousand. As of the acquisition date, the Company recognized separately from goodwill, identifiable intangible assets acquired and  contingent liabilities assumed related to (i) licenses, (ii) customer portfolio and (iii) contingent liabilities valued at R$ 2,518,836 thousand, R$ 96,195 thousand and R$ 453,697 thousand, respectively. Management applied significant judgment in estimating the fair value of these intangible assets acquired and contingent liabilities assumed, which involved the use of significant estimates and assumptions with respect to the average revenue per user (“ARPU”), projected operating margin, useful life, churn rate and discount rate, as well as the probability of loss and expected cash flows as related to certain lawsuits in determining the fair value of the contingent liabilities.

The principal considerations for our determination that performing procedures relating to the Garliava acquisition is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of intangible assets acquired and contingent liabilities assumed due to the significant amount of judgment by management when developing the estimate; (ii) the significant audit effort in evaluating the significant assumptions related to the ARPU, projected operating margin, useful life, churn rate, discount rate, as well as the probability of loss and expected cash flows  as related to certain lawsuits; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets acquired and contingent liabilities assumed and controls over the development of significant assumptions related to the ARPU, projected operating margin, useful life, churn rate, discount rate, and the probability of loss and expected cash flows of certain lawsuits. These procedures also included, among others (i) reading the purchase agreement related to the acquisition of Garliava and (ii) testing management’s process for estimating the fair values of intangible assets acquired and contingent liabilities assumed. Testing management’s processes included evaluating appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions used for the purposes of estimating the fair values. Evaluating the reasonableness of the main assumptions adopted includes considering (i) the past performance of the acquired business, as well as economic and industry forecasts applied for ARPU, projected operating margin, useful life and churn rate; (ii) the cost of capital of comparable business and other industry factors  for the discount rate and (iii) the probability of loss and expected cash flows as related to certain lawsuits of the possible and remote lawsuits for the fair value calculation of contingent liabilities. Professionals with specialized skill and knowledge were used to assist in evaluating Company’s valuation methods.

●	Provision for tax litigations and regulatory contingencies

As described in Notes 8(g) and Note 20 to the consolidated financial statements, the Company has (i) recorded provision for tax (income tax and other taxes) and regulatory contingencies of R$ 2,587,865 thousand and R$ 1,869,035 thousand, respectively, as of December 31, 2022, (ii) disclosed liabilities related to tax and regulatory litigation in the amount of R$ 33,472,824 thousand and R$5,844,624 thousand respectively, and related to uncertain income tax position under discussion with tax authorities in the amount of R$29,777,824 thousand, as of December 31, 2022. The Company recognizes provision in the consolidated financial statements for the pending litigation when the Company has a present obligation as a result of a past event, management determined that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In the case of income tax pending litigations, management determines whether it is probable or not that the taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the tax and regulatory contingencies in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether it is probable the taxation authority will accept the income tax pending litigations, as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (2) evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company’s assessment regarding unfavorable outcomes.

●	Revenue recognition - unbilled

As described in Notes 5 and 25 to the consolidated financial statements, of the total revenue recognized by the Company for the year ended December 31, 2022, R$2,339,241 thousand to be billed to customers in note (5c). When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.

The principal considerations for our determination that performing procedures relating to unbilled revenue is a critical audit matter are the significant judgments made by management for estimating the amount of unbilled revenue. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to unbilled revenue recognition. The procedures also included, among others (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data and (2) performing a comparison of the originally estimated and actual billed revenue after year-end.

●	Goodwill impairment assessment

As described in Note 14 to the consolidated financial statements, the Company’s consolidated goodwill balance was R$ 26,361,829 thousand as of December 31, 2022, associated with a single Cash-Generating Unit (CGU) that provides telecommunications services through a broadly integrated network. As described in Note 15, management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgments made by management when developing the value in use measurement of the CGU; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, discount rate and perpetuity growth rate. Evaluating management’s assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable includes considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, February 17, 2023

We have served as the Company’s auditor since 2017.

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2022 and 2021

(In thousands of reais)

ASSETS	Note	12.31.22	12.31.21
Current assets		17,283,910	21,060,168
Cash and cash equivalents	3	2,273,834	6,448,483
Financial investments	4	1,016	30,109
Trade accounts receivable	5	8,691,114	8,100,269
Inventories	6	789,724	639,825
Income and social contribution taxes recoverable	8.c	622,460	382,386
Taxes, charges and contributions recoverable	9	2,571,170	3,716,169
Judicial deposits and garnishments	10	592,369	106,963
Prepaid expenses	7	1,141,521	1,006,425
Derivative financial instruments	32	113,501	6,451
Other assets	11	487,201	623,088
Non-current assets		101,837,573	94,603,365
Financial investments	4	43,522	37,238
Trade accounts receivable	5	399,029	470,882
Taxes, charges and contributions recoverable	9	869,460	1,340,872
Deferred taxes	8.e	379,093	121,748
Income and social contribution taxes recoverable	8.c	—	2,692
Judicial deposits and garnishments	10	2,790,618	2,724,215
Prepaid expenses	7	993,391	442,268
Derivative financial instruments	32	44,522	54,433
Other assets	11	326,308	539,929
Investments	12	368,195	356,290
Property, plant and equipment	13	45,898,185	44,408,491
Intangible assets	14	49,725,250	44,104,307
TOTAL ASSETS		119,121,483	115,663,533

TELEFÔNICA BRASIL S. A.

Consolidated Balance Sheets

On December 31, 2022 and 2021

(In thousands of reais)

LIABILITIES AND EQUITY	Note	12.31.22	12.31.21
Current liabilities		22,170,720	22,459,398
Personnel, social charges and benefits	16	1,035,652	888,324
Trade accounts payable	17	7,415,798	7,132,402
Income and social contribution taxes payable	8.d	3,064	3,068
Taxes, charges and contributions payable	18	1,097,512	1,485,157
Dividends and interest on equity	19	3,187,417	4,265,715
Provisions and contingencies	20	1,878,086	702,314
Deferred income	22	845,645	604,646
Loans, financing, debentures and leases	21	6,019,945	6,906,892
Derivative financial instruments	32	86,548	4,538
Other liabilities	23	601,053	466,342

Non-current liabilities		28,494,916	23,197,939
Personnel, social charges and benefits	16	61,674	21,533
Income and social contribution taxes payable	8.d	104,438	97,668
Taxes, charges and contributions payable	18	2,788,735	1,771,185
Deferred taxes	8.e	3,831,721	4,172,044
Provisions and contingencies	20	6,732,745	5,720,928
Deferred income	22	137,778	153,864
Loans, financing, debentures and leases	21	13,281,851	10,027,086
Derivative financial instruments	32	77,593	69,022
Other liabilities	23	1,478,381	1,164,609

TOTAL LIABILITIES		50,665,636	45,657,337

Equity		68,403,740	69,927,196
Capital	24.a	63,571,416	63,571,416
Capital reserves	24.b	149,409	754,443
Income reserves	24.c	3,804,001	3,504,656
Equity valuation adjustment	24.e	52,183	68,157
Additional proposed dividends	24.d	826,731	2,028,524

Non-controlling shareholders	24.g	52,107	79,000

TOTAL EQUITY		68,455,847	70,006,196

TOTAL LIABILITIES AND EQUITY		119,121,483	115,663,533

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Income

Years ended December 31, 2022, 2021 and 2020

(In thousands of reais, except earnings per share)

	Note	2022	2021	2020
Net operating revenue	25	48,041,162	44,032,613	43,126,472
Cost of sales	26	(27,431,680)	(24,781,369)	(22,693,083)
Gross profit		20,609,482	19,251,244	20,433,389

Operating (Expenses) income		(14,011,571)	(12,165,135)	(13,851,726)
Selling expenses	26	(11,839,126)	(11,594,117)	(11,871,555)
General and administrative expenses	26	(2,737,600)	(2,615,905)	(2,524,993)
Other operating income	27	1,242,583	2,993,647	1,419,113
Other operating expenses	27	(653,686)	(1,066,022)	(875,025)
Equity	12	(23,742)	117,262	734
Operating income		6,597,911	7,086,109	6,581,663

Financial income	28	2,216,198	1,310,533	1,351,530
Financial expenses	28	(3,982,518)	(2,437,113)	(1,924,959)
Income before taxes		4,831,591	5,959,529	6,008,234
Income and social contribution taxes	8.f	(773,689)	269,828	(1,237,707)

Net income for the year		4,057,902	6,229,357	4,770,527
Attributable to:
Controlling shareholders		4,085,013	6,239,364	4,770,527
Non-controlling shareholders		(27,111)	(10,007)	—
Basic and diluted earnings per common share (in R$)	24.h	2.44	3.71	2.90
Basic and diluted earnings per preferred share (in R$)	24.h	n.a.	n.a.	2.77

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2022, 2021 and 2020

(In thousands of reais)

	Note	2022	2021	2020
Net income for the year		4,057,902	6,229,357	4,770,527

Other comprehensive income that may be reclassified into income in subsequent periods		(15,834)	2,552	34,861
Gains (losses) on derivative financial instruments	24.e	642	5,664	(6,283)
Taxes	8.e	(218)	(1,926)	2,136

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12	(16,258)	(1,186)	39,008

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		(51,729)	262,615	204,785
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	24.e	(212)	(429)	440
Taxes	8.e	72	146	(150)
Actuarial gains (losses) and limitation effect of the assets of surplus plan	31	(77,924)	396,923	309,911
Taxes	8.e	26,335	(134,025)	(105,416)

Other comprehensive income (losses)		(67,563)	265,167	239,646

Total comprehensive income for the year		3,990,339	6,494,524	5,010,173

Attributable to:
Controlling shareholders		4,017,653	6,504,534	5,010,173
Non-controlling shareholders		(27,314)	(10,010)	—

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Changes in Equity

Years ended December 31, 2022, 2021 and 2020

(In thousands of reais)

			Capital reserves			Income reserves
			Special				Tax	Expansion and		Proposed		Non-
			goodwill	Other capital	Treasury		incentive	modernization	Retained	additional	Equity Valuation	controlling
	Note	Capital	reserve	reserves	shares	Legal reserve	reserve	reserve	earnings	dividends	adjustment	shareholders	Total equity
Balance on December 31, 2019		63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	—	2,195,575	30,737	—	70,455,578
Payment of additional dividend for 2019	24.d	—	—	—	—	—	—	—	—	(2,195,575)	—	—	(2,195,575)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	99,788	—	—	—	99,788
Adjustment - Tax incentives	24.c	—	—	—	—	—	18,766	—	(18,766)	—	—	—	—
Other comprehensive income	24.e / 31.c	—	—	—	—	—	—	—	204,495	—	35,151	—	239,646
Equity transactions		—	—	39,521	—	—	—	—	—	—	—	—	39,521
Payment of withdrawal rights to shareholders when converting PN shares to ON		—	—	—	(32)	—	—	—	—	—	—	—	(32)
Repurchase of preferred shares for maintenance in treasury	24.b	—	—	—	(22,689)	—	—	—	—	—	—	—	(22,689)
Reversal of expansion and Modernization Reserve	24.c	—	—	—	—	—	—	(600,000)	600,000	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	4,770,527	—	—	—	4,770,527
Allocation of income:
Legal reserve	24.c	—	—	—	—	238,526	—	—	(238,526)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(3,830,000)	—	—	—	(3,830,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(1,587,518)	1,587,518	—	—	—
Balance on December 31, 2020		63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	—	—	1,587,518	65,888	—	69,556,764
Payment of additional dividend for 2020	24.d	—	—	—	—	—	—	—	—	(1,587,518)	—	—	(1,587,518)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	116,236	—	—	—	116,236
Adjustment - Tax incentives	24.c	—	—	—	—	—	43,009	—	(43,009)	—	—	—	—
Other comprehensive income	24.e / 31.c	—	—	—	—	—	—	—	262,901	—	2,269	(3)	265,167
Effects of equity in FiBrasil	24.c	—	—	2,182	—	—	—	—	—	—	—	—	2,182
Effects of the sale of the investment in CloudCo Brasil	24.c	—	—	31,367	—	—	—	—	—	—	—	47,674	79,041
Effects of the sale of the investment in IoTCo Brasil	24.c	—	—	34,644	—	—	—	—	—	—	—	41,336	75,980
Equity transactions		—	—	(18)	—	—	—	—	—	—	—	—	(18)
Repurchase of common shares for maintenance in treasury	24.b	—	—	—	(495,995)	—	—	—	—	—	—	—	(495,995)
Net income for the year		—	—	—	—	—	—	—	6,239,364	—	—	(10,007)	6,229,357
Allocation of income:													—
Legal reserve	24.c	—	—	—	—	311,968	—	—	(311,968)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(4,235,000)	—	—	—	(4,235,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(2,028,524)	2,028,524	—	—	—
Balance on December 31, 2021		63,571,416	63,074	1,297,905	(606,536)	3,385,302	119,354	—	—	2,028,524	68,157	79,000	70,006,196
Payment of additional dividend for 2021	24.d	—	—	—	—	—	—	—	—	(2,028,524)	—	—	(2,028,524)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	167,449	—	—	—	167,449
Adjustment - Tax incentives	24.c	—	—	—	—	—	95,095	—	(95,095)	—	—	—	—
Other comprehensive income	24.e / 31.c	—	—	—	—	—	—	—	(51,386)	—	(15,974)	(203)	(67,563)
Equity transactions	12	—	—	2,409	—	—	—	—	—	—	—	—	2,409
Cancellation of common shares to be held in treasury	24.b	—	—	(606,536)	606,536	—	—	—	—	—	—	—	—
Repurchase of common shares for maintenance in treasury	24.b	—	—	—	(607,429)	—	—	—	—	—	—	—	(607,429)
Right of Withdrawal - approval of the acquisition of Garliava	24.b	—	—	—	(14)	—	—	—	—	—	—	—	(14)
Effects of non-controlling shareholders on investments in Vivo Ventures	12	—	—	—	—	—	—	—	—	—	—	421	421
Net income for the year		—	—	—	—	—	—	—	4,085,013	—	—	(27,111)	4,057,902
Allocation of income:
Legal reserve	24.c	—	—	—	—	204,250	—	—	(204,250)	—	—	—	—
Interim interest on equity and dividends	24.d	—	—	—	—	—	—	—	(3,075,000)	—	—	—	(3,075,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	(826,731)	826,731	—	—	—
Balance on December 31, 2022		63,571,416	63,074	693,778	(607,443)	3,589,552	214,449	—	—	826,731	52,183	52,107	68,455,847

TELEFÔNICA BRASIL S. A.

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(In thousands in reais)

	Note	2022	2021	2020
Cash flows from operating activities

Income before taxes		4,831,591	5,959,529	6,008,234
Adjustment for:
Depreciation and amortization	26	12,659,873	12,038,331	11,227,498
Foreign exchange on loans and derivative financial instruments		199,625	(5,056)	(6,538)
Indexation accruals on assets and liabilities		761,128	823,257	506,056
Write-offs in operations with disposal of investments		—	(358,439)	—
Equity	12	23,742	(117,262)	(734)
Losses (gains) on write-off/sale of assets		(708,475)	(847,865)	(459,758)
Impairment losses - trade accounts receivable	26	1,315,614	1,436,288	1,740,358
Change in liability provisions		251,116	293,935	92,358
Write-off and reversals for impairment - inventories		34,672	38,441	6,508
Pension plans and other post-retirement benefits	31	33,775	70,148	88,487
Provisions for tax, civil, labor and regulatory contingencies	20	653,686	1,066,022	673,905
Interest expense		1,850,286	940,766	651,496
Other		(9,434)	(28,900)	(48,289)

Changes in assets and liabilities
Trade accounts receivable		(854,322)	(1,404,934)	(1,142,973)
Inventories		(179,613)	(45,166)	(61,783)
Taxes recoverable		(631,528)	(2,366,998)	1,687,393
Prepaid expenses		(483,711)	(393,333)	(146,425)
Other assets		139,213	41,987	(17,116)
Personnel, social charges and benefits		184,741	141,849	(17,755)
Trade accounts payable		231,890	1,046,087	287,273
Taxes, charges and contributions		2,136,829	1,715,965	38,526
Provisions for tax, labor, civil, regulatory claims, amounts to be refunded to customers and provision for fines for canceling lease agreements	20	(1,144,779)	(1,111,086)	(927,057)
Other liabilities		291,406	90,217	38,334
		16,755,734	13,064,254	14,209,764

Cash generated from operations		21,587,325	19,023,783	20,217,998

Interest paid	21.e	(1,531,511)	(853,805)	(781,092)
Income and social contribution taxes paid		(1,113,889)	(97,378)	(95,156)

Net cash generated by operating activities		18,941,925	18,072,600	19,341,750

Cash flows from investing activities
Additions to PP&E, intangible assets and others		(9,894,116)	(9,295,484)	(8,289,264)
Proceeds from sale of PP&E		777,996	760,254	959,345
Payment for acquisition of investments and capital contribution in subsidiary	12	(4,976,672)	—	—
Cash received from sale of investments		232,057	244,139	116,411
Receipts (payments), net of judicial deposits		(411,682)	163,323	798,233
Cash and cash equivalents due to the acquisition (sale) of companies	12	69,390	—	(6,756)
Redemption of applications in guarantees		—	—	13,575

Net cash used in investing activities		(14,203,027)	(8,127,768)	(6,408,456)

Cash flows from financing activities
Additions from loans and debentures	21.e	4,500,000	-	-
Payments of loans, financing, debentures, leases, 5G licenses and contingent liabilities	21.e	(6,986,220)	(3,901,147)	(5,297,688)
Receipts - derivative financial instruments	32	55,617	47,661	84,400
Payments - derivative financial instruments	32	(166,659)	(52,623)	(69,214)
Dividend and interest on equity paid	19.c	(5,709,263)	(4,901,326)	(5,259,367)
Payment for acquisitions of shares for treasury	24.b	(607,443)	(495,995)	(22,721)
Capital subscriptions made by noncontrolling shareholders in subsidiaries		421	45,000	—

Net cash used in financing activities		(8,913,547)	(9,258,430)	(10,564,590)

Increase (decrease) in cash and cash equivalents		(4,174,649)	686,402	2,368,704

Cash and cash equivalents at beginning of the year	3	6,448,483	5,762,081	3,393,377
Cash and cash equivalents at end of the year	3	2,273,834	6,448,483	5,762,081

Telefônica Brasil S.A.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of reais, unless otherwise stated)

1)  OPERATIONS

a)  Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain which operates in several countries across Europe and Latin America.

On December 31, 2022, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 74.20% (73.58% on December 31, 2021), Note 24.a.

The Company is registered with the Brazilian Securities Commission (“CVM”) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC”) and its American Depositary Shares (“ADSs”), backed by its common shares, are traded on the New York Stock Exchange (“New York Stock Exchange”-“NYSE”).

b)  Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC”); (ii) Multimedia Communication Service (“SCM”, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP”); and (iv) Conditioned Access Service (“SEAC” - Pay TV) and (v) Private Limited Service (“SLP”), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement’s 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 23).

Before Law no. 13.879 / 2019 came into effect authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though applicability to the current terms was only clarified by Decree no. 10.402 / 2020, which detailed the requirements related to the new successive extension regime and that the current authorizations are also covered by the new regime.

The Decree defined ANATEL’s parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 23), and for certain terms, in the 15th year, the Company will pay only the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of license extensions. The formula includes the authorization time, regional revenue and the spectrum used by the provider. Part of the payment can be converted into investment commitments.

Further details of the Company’s licenses/authorizations are presented in Note 14.

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

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months (normal operating cycle). Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The Board of Directors authorized the issuance of this consolidated financial statements at the meeting held on February 15, 2023.

c)  Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2022, 2021 and 2020 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

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

d) Corporate events in 2021 and 2022

d.1) FiBrasil Operation

On July 2, 2021, the Company, after approval by its Board of Directors on March 2, 2021 and upon obtaining the drelevant regulatory authorizations, concluded the agreements with the Caisse de dépot et placement du Québec (“CDPQ”), a global investment group, and with Telefónica Infra, SLU (“TEF Infra”), a company headquartered in Spain, wholly-owned by Telefónica SA, the Company’s controlling Shareholder, for the construction, development of a neutral and independent fiber optic network in the Brazilian market through FiBrasil Infraestrutura e Fibra Ótica SA (“FiBrasil”) (“Transaction”).

The DOU on April 6, 2021, published a decision of the General Superintendence of Administrative Council for Economic Defense (“CADE”) which approved without restrictions the joint venture agreement between the Company, TEF Infra and CDPQ, by FiBrasil. On April 23, 2021, the period for filing an appeal or summons having expired, CADE certified the final and unappealable decision with the unrestricted approval of the decision of the General Superintendence of CADE of April 6, 2021. In analyzing the merger, CADE’s General Superintendence did not raise anti-competitive concerns. It noted that the operation may stimulate competition by unbundling services, in part, between the Company and FiBrasil, for fiber networks as infrastructure for telecommunications and wholesale services for other telecommunications service providers.

As TEF Infra is part of the Telefónica Group (Spain), this Transaction was subject to approval by the European Union’s antitrust authority, which was granted on April 22, 2021.

On June 7, 2021, ANATEL granted prior consent to the implementation of the Transaction, so that, on September 23, 2021, an ordinatory order was issued determining the shelving of the prior consent process, since its purpose was exhausted, as provided for in ANATEL’s Bylaws.

The Company, as an anchor customer of FiBrasil, follows its growth strategy in the fiber market, leveraging the cross selling of services to its customers, maximizing the return on invested capital and consolidating itself as the leading convergent operator in the country.

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

The following are the accounting effects arising from the closing of the Transaction, which took place on July 2, 2021:

Effects on the Company’s investments
Events	R$thousand
Capital contribution in assets in FiBrasil by the Company (1)	229,961
Results at FiBrasil on 07/02/21 (2)	(1,789)
Investment in FiBrasil on 07/02/21, before the disposals	228,172
Write-off cost for the sale of equity interest to TEF Infra and CDPQ (3)	(134,144)
Investment in FiBrasil on 07/02/21, after the disposals	94,028
Remeasurement of shareholding variation (4)	80,400
Investment in FiBrasil on 07/02/21 (closing)	174,428
Fair value of the remeasurement of the Company’s shareholding in FiBrasil (5)	41,095
Investment in FiBrasil on 07/02/21 (after closing)	215,523
(1)	Capital contribution made by the Company with property, plant and equipment and intangible assets, with the issue of 1,199,900 new common shares, nominative and without par value (Notes 13 and 14).
(2)	Equity accounting adjustment for losses of investee, arising from operating expenses, net of income tax and social contribution.
(3)	Write-offs of cost of investments held by the Company in FiBrasil, being: (i) R$95,817 upon sale of 499,999 shares to TEF Infra; and (ii) R$38,327 upon sale of 200,000 shares to CDPQ.
(4)	Remeasurement of the change in shareholding, arising from the waiver of the right to subscribe for shares by the Company, which occurred in the Transaction. This variation was determined by comparing the current equity interest in FiBrasil’s equity with the prior investment balance. This amount is tax free.
(5)	Refers to the remeasurement of the part retained in the investment at its fair value, upon loss of control.

Effects on the Company’s results
Events	R$ thousand
Fair value of the consideration for the disposal of the Company’s investment to TEF Infra and CDPQ (1)	659,440
Write-off cost for the sale of equity interest to TEF Infra and CDPQ (2)	(134,144)
Proportional write-off of goodwill on disposals of the Company’s investments (3)	(135,106)
Fair value of future subscription bonuses by CDPQ (4)	58,138
Expenses directly related to the Operation (5)	(31,751)
Operational result	416,577
Results at FiBrasil on 07/02/21	(1,789)
Remeasurement of the Company’s shareholding in FiBrasil (6)	80,400
Fair value of the remeasurement of the Company’s shareholding in FiBrasil (7)	41,095
Income before taxes	536,283
Current income tax and social contribution (8)	(55,277)
Deferred income tax and social contribution (9)	(97,155)
Net result of the transaction	383,851
(1)	Refers to the sale of the Company’s shareholding in FiBrasil, as follows: (i) 499,999 shares to TEF Infra, to be received in four installments, the first being in cash plus the remaining three annual installments maturing in the month of July, until 2024; and (ii) 200,000 shares for the CDPQ, in cash.
(2)	Refer to the write-off of cost of investments held by the Company in FiBrasil, upon sale of 499,999 shares to TEF Infra and 200,000 shares to CDPQ.
(3)	Refers to the proportional write-off of goodwill, determined by comparing the sales value with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill.
(4)	Refers to the fair value of the Company’s portion of future subscription bonuses, to be carried out by CDPQ at FiBrasil, as contractual conditions are met. This amount is updated monthly.
(5)	Refers to consulting expenses, reports, fees directly related to the Transaction.
(6)	Refers to the remeasurement of the change in the shareholdings, arising from the waiver of the right to subscribe for shares by the Company. The amount was determined by comparing the current equity interest in FiBrasil’s equity with the prior investment balance. This amount is tax free.
(7)	Refers to the remeasurement of the part retained in the investment at its fair value, upon loss of control.
(8)	Refers to current income tax and social contribution calculated on the net income from disposals (revenue amounts, deducted from the costs of write-offs of investments, considering the portion of cash receipts).
(9)	Refers to deferred income tax and social contribution calculated on the net result of disposals (amounts of revenue, less the costs of write-offs of investments, considering the installment of installment payments), of the proportional write-off of goodwill on disposals of investments and the fair value of future subscription warrants by CDPQ.

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

d.2) Disposal of equity interest in Telefônica Cloud e Tecnologia do Brasil (“CloudCo Brasil”)

On August 2, 2021, the Company’s Board of Directors approved the execution, on the same date, of the Share Purchase and Sale and Subscription Agreement, through which the Company sold part of the shares held by it and issued by its subsidiary Telefônica Cloud e Tecnologia do Brasil SA ( “CloudCo Brasil”), to Telefónica Cybersecurity & Cloud Tech, SL (“TC&CT”), an indirect subsidiary of Telefónica SA (“Transaction”) and a company based in Spain.

The Transaction will allow the Company, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing services and solutions for B2B, CloudCo Brasil, aiming to leverage positioning in services and solutions and capturing business growth opportunities.

This Transaction does not require prior regulatory authorizations or approvals additional to those already obtained by the Company and does not change the Company’s shareholding structure. It does not cause any dilution to its shareholders, generating value for them through acceleration of its growth and increased operational efficiency.

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

(1) Capital contribution made by the Company with funds, with the issue of 319,900 new common shares.

(2) Write-offs of cost of the investment held by the Company in CloudCo Brasil, appropriated against “Other Capital Reserves” (Note 24.b).

(3) Remeasurement of the change in equity interest resulting from capital contributions made by TC&CT to CloudCo Brasil, appropriated against “Other Capital Reserves” (Note 24.b).

Effects on the Company’s Equity
Events	R$ thousand
Fair value of the consideration for the disposal of the Company’s investment to TC&CT (1)	19,260
Cost of write-off for the sale of equity interest to TC&CT (2)	(5,683)
Current income tax and social contribution on capital gain from the sale of equity interest to TC&CT	(4,616)
Remeasurement of shareholding variation (3)	30,900
Proportional write-off of goodwill on disposals of the Company’s investments (4)	(12,871)
Deferred income tax and social contribution on the proportional write-off of goodwill on the sale of the Company’s investments	4,377
Total effect on the Company’s equity, after closing	31,367
(1)	Refers to the sale of the Company’s shareholding in CloudCo Brasil, for 64,949 common shares, received in cash on the closing date.
(2)	Refers to the write-off of cost of the investment held by the Company in CloudCo Brasil.
(1)	Remeasurement of the change in shareholding, resulting from capital contributions made by TC&CT to CloudCo Brasil.

(4)

Refers to the proportional write-off of existing goodwill, comparing the value of disposals with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (Note 14).

With the conclusion of the Transaction, on August 2, 2021, CloudCo Brasil became controlled by the Company with 50.01% of its capital stock (49.99% by TC&CT). In this way, the relationship between the Company and TC&CT within the scope of CloudCo Brasil will be regulated by a Shareholders’ Agreement also signed on the same date.

d.3) Disposal of equity interest in Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)

On November 1, 2021, the Company Board of Directors approved the execution, of the Share Purchase and Sale and Subscription Agreement, through which the Company sold part of the shares held by it and issued by its subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil SA (“IoTCo Brasil”) to Telefónica IoT & Big Data Tech, SA (“TI&BDT”), an indirect subsidiary of Telefónica SA (“Transaction”) and a company based in Spain.

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

The Company adopted IFRS 10 for the Transaction records, which contain guidance on accounting for changes in interest in subsidiaries.

The accounting effects from the closing of the Transaction on November 1, 2021 are as follows:

Effects on the Company’s investments
Events	R$thousand
Remeasurement of shareholding variation (1)	41,352
Investment in IoTCo Brasil on 11/01/21, after closing	41,352

(1) Remeasurement of the change in equity interest resulting from capital contributions made by TI&BDT to IoTCo Brasil, appropriated against “Other Capital Reserves” (see Note 24.b).

Effects on the Company’s Equity
Events	R$thousand
Fair value of the consideration for the disposal of the Company’s investment to TI&BDT (1)	19
Current income tax and social contribution on capital gain from the sale of equity interest to TI&BDT	(6)
Remeasurement of shareholding variation (2)	41,352
Proportional write-off of goodwill on disposals of the Company’s investments (3)	(10,184)
Deferred income tax and social contribution on the proportional write-off of goodwill on the sale of the Company’s investments	3,463
Total effect on the Company’s equity, after closing	34,644
(1)	Refers to the sale of the Company’s shareholding in IoTCo Brasil, referring to 100 shares, received in cash on the closing date.
(2)	Remeasurement of the change in shareholding, resulting from capital contributions made by TI&BDT to IoTCo Brasil.
(3)

Refers to the proportional write-off of existing goodwill, comparing the value of disposals with the retained part of the cash-generating unit, plus the sale value and applied to the existing goodwill (Note 14).

With the conclusion of the Transaction, on November 1, 2021, IoTCo Brasil became controlled by the Company with 50.01% of its capital stock (49.99% by TI&BDT). In this way, the relationship between the Company and TI&BDT within the scope of IoTCo Brasil will be regulated by a Shareholders’ Agreement also signed on the same date.

d.4) Constitution of Digital Education Joint Venture

On April 8, 2022, the Company and Ânima Holding S.A. (“Ânima Educação”) formed VivaE Educação Digital S.A., a joint venture for digital education services. On that date, following the fulfillment of certain conditions precedent (including the approval of the operation upon the final ruling by the Administrative Council of Economic Defense - CADE), the corporate documents and commercial agreements were finalized enabling the startup of the joint-venture operations. Operations will provide online qualification courses focused on lifelong learning and employability in areas such as Technology, Management, Business Administration and Tourism, offering customers personalized development paths with up-to-date content aligned with current job market demands. This will be delivered through a digital education platform. Ânima Educação’s know-how in providing digital courses allied with Telefônica Brasil’s scale and distribution capacity, provide the joint venture with the means to leverage access to the job market, contributing to the development and independence of its students.

The joint venture was incorporated on April 8, 2022, with a 50% equity interest owned by the Company and 50% by Ânima Educação. Until December 31, 2022, the Company and Ânima Educação contributed R$10,000 each.

d.5) Constitution of Fundo Vivo Ventures

On April 11, 2022, the Board of Directors had approved, the formation of a Corporate Venture Capital fund, together with Telefónica Open Innovation, SL (Unipersonal) (“Telefónica Open Innovation”), called Vivo Ventures (“VV”), which aims to invest in startups focused on innovative solutions that can accelerate the growth of the Company’s B2C ecosystem. The VV will receive an estimated investment of R$320 million, which will be invested over its first five years, in startups in the areas of health, finance, education, entertainment, smart home, marketplace, among others. The Company holds 98% of the subscribed capital of VV and Telefónica Open Innovation holds 2%. Through VV, the Company intends to promote the expansion of its digital business through the creation of significant partnerships with startups, contributing to complement the value proposition offered to its customers through innovative services and products, with a focus on its purpose of digitization to foster and leverage its extensive distribution chain and promote the potential of the Vivo brand.

Up to December 31, 2022, the Company and Telefónica Open Innovation had invested R$21,068 in VV, of which R$20,647 by the Company and R$421 by Telefónica Open Innovation.

On August 26, 2022, VV entered into a Convertible Note Agreement, an investment agreement worth US$3 million in Credit Vista Technologies Limited, the holding company of Credit Vista Tecnologia para Personal Finance EIRELI (“Klavi”). The investment took place through the acquisition of promissory notes convertible into shareholding. Klavi is a fintech that offers open finance solutions through a SaaS platform (software as a service), using data intelligence that allows customers to develop financial products and services more quickly and accurately.

d.6) Acquisition of part of Oi UPI Mobile Assets (Business combination)

The Company, in compliance with CVM Resolution No. 44/2021, informed its shareholders and the market that, it, on April 20, 2022, as one of the buyers, and Oi S.A. - in Judicial Recovery (successor of Oi Móvel S.A. - In Judicial Recovery) (“Oi”) as the seller, had completed the acquisition as detailed in the Contract of Purchase and Sale of Shares and Other Covenants dated on January 28, 2021, as amended (“Contract”). Consequently, the Company acquired all the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), to which a portion of UPI Mobile Assets (as defined in the Contract) had been assigned for the Company under the Segregation and Division Plan attached to the Contract (“UPI Mobile Assets - Telefônica”).

This acquisition was subject to obtaining applicable corporate and regulatory authorizations, including from ANATEL and CADE. On January 31, 2022, ANATEL granted prior consent by imposing conditions (“Act of Consent”) for the operations contemplated in the Contract. On February 9, 2022, the Company informed its shareholders and market that the CADE administrative court, at a meeting held on the same date, approved, subject to the implementation of the Concentration Control Agreement (“ACC” and “CADE’s Approval”, respectively), the merger act No. 08700.000726/2021-08 submitted for its assessment the conclusion of the Contract.

On April 20, 2022, the Company made a payment of R$4,884,588, having withheld the amount of R$488,458, equivalent to 10% of this payment, subject to 100% restatement of the CDI from the acquisition date, for purposes of ensure any compensation of amounts resulting from post-closing price adjustment and indemnity arising from remaining acts to be practiced after closing under the terms of the Agreement.

The following amounts owed to Oi were added to the acquisition price: (i) R$110,205, subject to the achievement of certain targets for migrating customer bases and frequencies (among others), with payment expected in the next 12 months. This amount, as provided for in the Agreement, is subject to restatement by 100% of the CDI from the acquisition date to the payment date; and (ii) R$8,333, referring to the severance costs incurred by Oi with the dismissal of certain employees of Oi related to UPI Ativos Móveis.

Thus, the total purchase consideration for the acquisition of the portion of UPI Ativos Móveis, still subject to adjustments, according to the conditions defined in the agreement, is as follows:

Consideration in cash for the acquisition	4,884,588
10% retention on the amount paid for the acquisition (Note 21)	488,458
Purchase price, in accordance with the Agreement	5,373,046
Contingent liabilities (Note 21)	110,205
Termination costs (Note 21)	8,333
Total consideration transferred	5,491,584

The Company also entered into other complementary payment commitments with Oi, as follows:

●	R$147,551, paid in full on April 20, 2022, by Garliava to Oi, for transition services to be provided within 12 months, for the continuation of the mobile operations conferred to Garliava, excluding certain transition service costs in the contract scope.
●	R$179,000, the net present value of the take-or-pay data transmission capacity contract, to be paid monthly over a 10-year period.

In the context of this acquisition, the Company’s share of UPI Mobile Assets was: (i) Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the UPI Mobile Assets) - according to ANATEL’s February 2022 data; (ii) Spectrum (licenses): 43MHz a country wide population-weighted average (46% of UPI Mobile Assets’ radiofrequency); and (iii) Infrastructure: contracts for the use of 2,700 mobile access sites (corresponding to 19% of UPI Mobile Assets’ sites).

The transaction promotes benefits for the Brazilian telecommunications sector, broadening its capacity to make investments and foster innovative technologies in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks with cutting-edge technologies, such as 5G and fiber, which lead to services with better coverage and quality for users.

The transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments from the integration of assets.

Upon completion of the acquisition, form April 20, 2022 the Company became the direct parent of Garliava. Garliava, based in Brazil, provides telecommunications services in Brazil and abroad, especially for SMP and SCM; it renders infrastructure and network maintenance and installation services and leases, including for the placement of equipment; providing services in the retail and specialized wholesale trade of goods and/or services, through own and third parties, telecommunications, communication, computer and other equipment, by any means, including through any physical and/or remote sales channels, such as own and third-party stores, door-to-door, telephone (telemarketing) and internet, among other activities related to or related to its corporate purpose.

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree’s former controlling shareholders and any interests issued in exchange for control of the acquiree. On the date of these consolidated financial statements, the Company had already concluded the report for the allocation of the purchase price (Purchase Price Allocation - PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and the liabilities assumed from Garliava.

The assumptions, critical judgments, methods and hypotheses used by the Company to determine these fair values were as follows:

Licenses

The fair value of the licenses was determined using the discounted cash flow method under the Income Approach, which considers the income-earning capacity of the identified asset or business. The premise for this approach is that the value of an asset or business can be measured as being equivalent to the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life. The fair value allocated to the licenses on the acquisition date was R$2,518,836, which is being amortized over the average term of 10.08 years, ranging from 5 years to 15 years.

The main assumptions used in the assessment of the licenses were: (i) Revenues: based on the number of existing active customers migrated from Oi to Garliava, as well as the average revenue per user (“ARPU”), considering an estimated loss of annual customers of 9% per year, on average; (ii) Costs and Expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue; (iii) Oibda Margin: vary between 35.3% in 2022 and 54.5% in 2030. The observed margin gains are due to gains in scale of the operation, improvements in efficiency, operational synergies to be achieved by merging operations of Garliava within the Company; iv) Depreciation: represents an average of 9.2% of net operating revenue; Tax rate: 34%, according to Brazilian tax legislation; and (v) After-tax discount rate: 12.4%.

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. To estimate the remaining useful life of the customer base, an analysis was made of the average duration of customer relationships using a churn rate.

The purpose is to estimate a lifetime curve that predicts future turnover profiles associated with the current customer base. As an approximation for the customer life curve, the so-called “Iowa curves” were considered. The fair value allocated to the customer portfolio on the acquisition date was R$96,195, which will be amortized on a straight-line basis, according to the useful life of each type of customer, over an average term of 6.60 years, ranging from 5 years to 8 years.

The main assumptions used in assessing the customer portfolio were: (i) Customers: 5 relationships with customers were evaluated, namely: B2C prepaid, B2C postpaid, B2C Control, B2B postpaid and B2B M2M; (ii) Revenue: based on the number of existing customers by type, migrated from Oi to Garliava, as well as the ARPU charged for providing the service. In the revenue projection, an estimate of annual customer loss and ARPU stability were considered; (iii) Churn rate: was calculated based on the historical percentage of customers leaving, ranging from 26.8% to 50.2%; (iv) Costs and expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Garliava’s operations within the Company. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue, considering an add-back of 97% of marketing expenses, to reflect the exclusion expenses related to obtaining new customers, based on market standards; (v) Tax rate: 34%, pursuant to Brazilian tax legislation; and (v) after-tax discount rate: 12.4%.

Fair Value of Contingent Liabilities

Under IFRS 3(R) Business Combinations, the acquirer recognizes, at the acquisition date, contingent liabilities assumed in a business combination even when it is not probable that an outflow of resources will be required to settle the obligation, provided that it is a present obligation that arises from past events and its fair value can be measured reliably. Contingent liabilities at fair value of R$453,697 were recognized from this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

The fair value of the net assets acquired is R$2,096,874 and goodwill:

Current assets	542,289
Cash and cash equivalents	64,056
Trade accounts receivable	371,328
Taxes, charges and contributions recoverable	9,988
Prepaid expenses	96,917

Non-current assets	3,647,190
Taxes, charges and contributions recoverable	1,798
Deferred taxes (4)	218,670
Prepaid expenses	43,795
Property, plant and equipment (1)	674,166
Intangible assets (2)	2,708,761
Fair value of assets acquired	4,189,479

Current liabilities	1,157,474
Trade accounts payable	120,626
Income and social contribution taxes payable	1,494
Taxes, charges and contributions payable	201,635
Leases	107,590
Provisions	655,827
Deferred revenue	35,347
Other liabilities	34,955

Non-current liabilities	935,131
Leases	481,434
Provisions (3)	453,697

Fair value of liabilities assumed	2,092,605
Fair value of net assets acquired	2,096,874
Goodwill (5)	3,394,710
Total considered	5,491,584
(1)	Includes the write-down of property, plant and equipment (R$131,578).
(2)	Includes the fair value of licenses (R$2,518,836) and customer portfolio (R$96,195).
(3)	Includes the fair value of tax contingent liabilities (R$453,697).
(4)	Includes deferred taxes on contingent liabilities (R$154,257).
(5)	Goodwill recorded on the acquisition based on expected synergies resulting from the business combination.

Other information

Right of Withdrawal

In compliance with article 256 of Law No. 6,404/1976 (“Corporate Law”), as amended, the Company’s August 4, 2022 Extraordinary General Meeting (“AGE”). As a result of this approval, the holders of shares issued by the Company who did not vote in favor, abstained from voting or did not attend the EGM, had the right to withdraw from the Company (“Right of Withdrawal”) (Note 24.b).

Post-Closing Price Adjustment Notification

On September 17, 2022, the Company, together with Claro S.A. and TIM S.A. (“Buyers”), notified Oi, under the terms of the Agreement, regarding (i) the determination of Post-Closing Price Adjustment for the benefit of Purchasers (“Notification of Post-Closing Price Adjustment”); and (ii) known losses up to that moment (as defined in the Contract) in relation to which Purchasers are entitled to indemnity against Oi in the total amount of R$353,269, of which R$63,863 is attributable to the Company.

The Post-Closing Price Adjustment Notification presents values and calculations calculated with the support of a specialized company, based on the best analysis of the information received and understanding of the Agreement, totaling a maximum amount of R$3,186,922 for price adjustment for the benefit of Purchasers. Of the calculated Price Adjustment amount, the amount attributable to the Company is equivalent to up to R$1,075,461, and of this amount, the amount of R$488,458 corresponds to the withheld amount of 10% on the amount paid for the acquisition (“Price Adjustment”).

Arbitration

After the exchange of notifications about the Price Adjustment between the Buyers and Oi, on October 3, 2022, the Company, together with Claro S.A. and TIM S.A., initiated an arbitration procedure (“Arbitration”) against Oi, through a competent request for Arbitration filed at the Market Arbitration Chamber, under the terms of the SPA, due to Oi’s manifest non-compliance with certain terms of the Agreement.

Decision of the Court of Rio de Janeiro

On October 3, 2022, the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, within the scope of the judicial reorganization process of Oi, issued an injunction granting a made by Oi in the sense that the Purchasers make a judicial deposit of the amount withheld from the updated acquisition price of UPI Ativos Móveis, equivalent to R$1,527,802, until the dispute arising from the adjustment of the post-closing acquisition price is resolved by arbitration, with the amount of R$515,565 corresponding to the Company’s portion.

Pursuant to the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, on October 20, 2022, the Company made a judicial deposit of R$515,565. The updated balance on December 31, 2022 was R$522,297.

Other

Transaction costs incurred up to the closing of the transaction on April 20, 2022, by the Company are approximately R$49.6 million. These costs are not part of the purchase consideration being recognized as expenses in the periods in which the costs were incurred.

The fair value of accounts receivable for service rendering totaled R$371,328 as of acquisition date, which does not differ from the book value of R$407,360 (gross), net of estimated impairment losses totaling R$36,032.

From the acquisition date and through to the date of preparation of the quarterly information, Garliava had contributed R$1,117,232 to the Company’s net operating revenue and a proft of R$4,542.

Merger of Garliava

On December 16, 2022, the Company’s Board of Directors approved the terms and conditions of the merger of Garliava into the Company (“Merger”), as well as the proposal to call the Company’s Extraordinary Shareholders’ Meeting, to deliberate on said Merger, whose effects are subject to prior approval by ANATEL (note 35.b).

d.7) Acquisition of a company by an indirect subsidiary (Business Combination)

On October 3, 2022, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), an indirect subsidiary of the Company, acquired all the quotas representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT”) (“Transaction”), as already approved by the relevant regulatory body.

The Transaction may reach the amount of up to R$120,000, subject to the achievement of operational and financial metrics agreed between the parties. Said price was supported by an appraisal report prepared by an independent company. The Transaction documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification and others. The Operation was preceded by a financial, administrative, legal, fiscal and operational diligence in relation to Vita IT.

The Transaction is part of the Company’s strategy to strengthen its performance and positioning in the networking market, with the supply of network equipment (example: switches, routers and Wi-Fi access points) and implementation, management and technical support services for the corporate network of companies.

With the completion of the Transaction on October 3, 2022, TIS became the direct parent company of Vita IT. Vita IT is headquartered in Brazil and operates as a solution integrator for companies of different sizes, providing professional and managed networking services, as well as hardware and software resale. The combination of resources and capabilities of TIS and Vita IT will generate added value for the Company’s client portfolio, thanks to the performance of both companies under the same management in information technology and networking activities. The Operation will also make it possible to leverage new businesses on a larger scale and in a sustainable manner, in addition to enabling revenue growth and improving the business margin. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT’s business.

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree’s former controlling shareholders and any interests issued in exchange for control of the acquiree.

On the date of these consolidated financial statements of the Company, TIS is in the process of finalizing the report for allocation of the purchase price (Purchase Price Allocation - PPA), through the analysis of the determination of the fair value of the identifiable assets acquired and the assumed liabilities of Vita IT. It is estimated that this final analysis will be completed as soon as Management has all the relevant information on the facts, not exceeding a maximum period of 12 months from the acquisition date.

We show below a preliminary summary of the composition of the fair value of the net assets acquired in the amount of R$11,964, as well as the goodwill generated on the acquisition date, still subject to adjustments upon completion of the works:

Current assets	30,408
Cash and cash equivalents	5,334
Trade accounts receivable	17,063
Inventories (1)	4,958
Taxes, charges and contributions recoverable	119
Other assets	2,934

Non-current assets	37,289
Judicial deposits and garnishments	1,187
Property, plant and equipment	1,853
Intangible assets (2)	34,249
Fair value of assets acquired	67,697

Current liabilities	27,238
Personnel, social charges and benefits	2,728
Trade accounts payable	19,509
Income and social contribution taxes payable	165
Taxes, charges and contributions payable	794
Other liabilities	4,042

Non-current liabilities	28,495
Taxes, charges and contributions payable	295
Provisions (3)	28,200

Fair value of liabilities assumed	55,733
Fair value of net assets acquired	11,964
Goodwill (5)	98,851
Total considered	110,815
(1)	Includes the allocation of surplus value of inventory items (R$1,510), determined by the average of historical acquisitions, amortized over 1 month.
(2)	Includes the fair value allocated to the brand (R$4,527), calculated using the relief-from-royalty method, which will be amortized on a straight-line basis over a period of 2 years.
(3)

Includes the allocation of the fair value assigned to the customer portfolio (R$29,545), evaluated using the MEEM method (Multi-period Excess Earnings Method), which will be amortized on a straight-line basis over a period of 9.3 years.

(4)	Refers to the allocation of the fair value assigned to the contingent liability (R$28,200), which is being updated by the SELIC.
(5)

Refers to the value of the goodwill calculated on the acquisition of Vita IT with the expectation of future synergies from the combination of the acquiree’s businesses, which may be used for tax purposes.

The amount of the consideration transferred was R$110,815, which will be paid as follows: R$42,000, paid in cash upon conclusion of the Transaction and R$68,815 will be paid according to contractual clauses, restated by the IPCA.

e) Basis of consolidation

On December 31, 2022 and 2021, the Company held direct equity interests in subsidiaries and jointly controlled companies, as follows:

		Equity interests
	Type of			Country
Investees	investment	12.31.22	12.31.21	(Headquarters)	Core activity
Terra Networks Brasil Ltda (“Terra Networks”)	Subsidiary	100.00%	100.00%	Brazil	Portals, content providers and other information services on the internet
Telefônica Transportes e Logística Ltda (“TGLog”)	Subsidiary	100.00%	100.00%	Brazil	Transports and logistics
POP Internet Ltda (“POP”)	Subsidiary	100.00%	100.00%	Brazil	Computers, internet and any other networks (access, production, distribution and exhibition of content)
Vivo Money Credit Rights Investment Fund (“Vivo Money”)	Subsidiary	100.00%	100.00%	Brazil	Credit Rights Investment Fund
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”)	Subsidiary	100.00%	—	Brazil	Telecommunications
Vivo Ventures Fundo de Investimento em Participações Multiestratégia (“Vivo Ventures”)	Subsidiary	98.00%	—	Brazil	Investment funds
Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)	Subsidiary	50.01%	50.01%	Brazil	Consulting in information technology
Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)	Subsidiary	50.01%	50.01%	Brazil	Consulting in information technology
Aliança Atlântica Holding B.V. (“Aliança”)	Joint venture	50.00%	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações (“AIX”)	Joint venture	50.00%	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações (“ACT”)	Joint venture	50.00%	50.00%	Brazil	Operation of underground telecommunications networks
VivaE Educação Digital S.A. (“VIVAE”)	Joint venture	50.00%	—	Brazil	Training in professional and managerial development
FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)	Joint venture	25.01%	25.01%	Brazil	Technical advice on telecommunications networks

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

f) Segment reporting

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

g) Significant accounting practices

Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company’s financial statements are included in the respective notes to which they refer.

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2022 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2021, except for the changes required by the new pronouncements, interpretations and amendments, approved by the International Accounting Standards Board (IASB), which are effective from January 1, 2022, as follows:

●	IAS 16 – Property, plant and equipment: The amendment prohibits entities from deducting from the cost of a property, plant and equipment any proceeds from sales of items produced by bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the products of selling the items, and the costs of producing the items, in the income statement.
●	IFRS 3 – Business Combinations – Amendments to references to the Conceptual Framework: The amendments replace a reference to a previous version of the IASB Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid issuing potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately. The exception requires entities to apply the criteria of IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition on the acquisition date.
●	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – Onerous contracts: An onerous contract is a contract under which the unavoidable costs of fulfilling the obligations arising from the contract (ie the costs that the entity cannot avoid because it has the contract ) exceed the expected economic benefits to be received. The amendments specify that, when assessing whether a contract is onerous or loss-making, an entity needs to include costs that directly relate to a contract to provide goods or services, including incremental costs (for example, direct labor costs and materials) and an allocation of costs directly related to contract activities (for example, depreciation of equipment used to fulfill the contract and costs of managing and supervising the contract). General and administrative costs are not directly related to a contract and are excluded unless explicitly charged to the counterparty under the terms of the contract.
●	IFRS 9 Financial Instruments - Rates in the ‘10 per cent’ test for derecognition of financial liabilities: The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the financial liability original. These fees include only fees paid or received between the borrower and the lender, including fees paid or received by the borrower or the lender on behalf of the other.

The adoption of these amendments did not have any impact on the individual and consolidated financial statements in the initial period of adoption (January 1, 2022).

New IFRS pronouncements, issues, amendments and interpretations of the IASB

The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

●	Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction: In May 2021, the IASB released amendments to IAS 12, which restrict the scope of the initial recognition exception under IAS 12, so that it does not applies more to transactions that give rise to equal taxable and deductible temporary differences. The changes shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations. This rule change is effective for fiscal years beginning on/or after January 1, 2023.
●	Amendments to IAS 1: Classification of liabilities as current or non-current: In January 2020, the IASB issued amendments to IAS 1, in order to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what is meant by a right to postpone settlement; (ii) that the right to postpone must exist on the base date of the report; (iii) that classification is not affected by the likelihood that an entity will exercise its right of postponement; and (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. The changes are effective for periods beginning January 1, 2023 and must be applied retrospectively.
●	Amendments to IAS 8: Definition of accounting estimates: In February 2021, the IASB issued amendments to IAS 8, which introduces the definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction. In addition, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments will be effective for periods beginning on or after January 1, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.
●	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies; In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, which provide guides and examples to help entities apply materiality judgments to the disclosure of accounting policies. The amendments are to help entities disclose accounting policies that are more useful by replacing the requirement to disclose significant accounting policies for material accounting policies and adding guidance for how entities should apply the concept of materiality to make decisions about policy disclosures. accounting. Amendments to IAS 1 are applicable for periods beginning on or after January 1, 2023 with early adoption permitted. Since amendments to Practice Statement 2: Making Materiality Judgments provide non-mandatory guidance on applying the definition of material to accounting policy information, an adoption date for this amendment is not required.

The Company estimates that the adoption of these standards and amendments will not have a significant impact on the individual and consolidated financial statements in the initial period of adoption (January 1, 2023).

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

h) Significant accounting judgments estimates and assumptions

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

b)  Breakdown

	12.31.22	12.31.21
Cash and banks (1)	53,449	103,541
Short-term investments (2)	2,220,385	6,344,942
Total	2,273,834	6,448,483
(1)	On December 31, 2022 and 2021, the Consolidated balances included R$10.576 and R$66,682, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 29).
(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On December 31, 2022, the average remuneration of these short-term investments corresponded to 106.17% of the CDI (100.17% on December 31, 2021).

4) FINANCIAL INVESTMENTS

a)  Accounting policy

They are financial assets, measured at amortized cost, subject to a significant risk of change in value, not classified as cash and cash equivalents.

b)  Breakdown

	12.31.22	12.31.21
Investment fund - FDIC (1)	1,016	30,109
Guarantee for legal proceedings (2)	43,522	37,238
Total	44,538	67,347
Current	1,016	30,109
Non-current	43,522	37,238
(1)	Refers to financial investments in senior shares of FOR-TE Fundo de Investimento em Direitos Creditórios.
(2)	Refer to financial investments in guarantees for lawsuits (Note 20).

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

b)  Critical estimates and judgments

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. Although the Company believes that the assumptions used are reasonable, the results may be different.

c)  Breakdown

	12.31.22	12.31.21
Services and goods (1)	10,435,637	9,951,918
Interconnection amounts (2)	824,960	698,361
Vivo Money FIDC	158,259	25,071
Amounts from related parties (Note 29)	67,669	67,137
Gross accounts receivable	11,486,525	10,742,487
Estimated impairment losses	(2,396,382)	(2,171,336)
Net accounts receivable	9,090,143	8,571,151

Current	8,691,114	8,100,269
Non-current	399,029	470,882
(1)	The consolidated include R$2,339,241and R$2,304,402 to be billed to customers on December 31, 2022 and 2021, respectively. It also includes the amounts of contractual assets (Note 25.a), shown in item d), of this note.
(2)	Relates to amounts billed to other telecommunication providers.

Balances of non-current trade accounts receivable include:

	12.31.22	12.31.21
B2B merchandise resale portion - 24 months	235,368	258,751
Portion of accounts receivable from the OI group	—	29,527
Vivo TECH product (1)	443,761	415,653
Nominal amount receivable	679,129	703,931
Deferred financial income	(88,610)	(62,464)
Present value of accounts receivable	590,519	641,467
Estimated impairment losses	(191,490)	(170,585)
Net amount receivable	399,029	470,882
(1)	The maturity schedule is up to five years for amounts related to the Vivo TECH product.

On December 31, 2022 and 2021, no customer represented more than 10% of trade accounts receivable, net.

The following are amounts receivable, by maturity:

	12.31.22	12.31.21
Falling due (1)	7,575,318	7,133,696
Overdue – 1 to 30 days	876,229	827,709
Overdue – 31 to 60 days	189,164	259,641
Overdue – 61 to 90 days	139,827	88,219
Overdue – 91 to 120 days	121,984	117,612
Overdue – over 120 days	187,621	144,274
Total	9,090,143	8,571,151
(1)	Includes the amounts of contractual assets (Note 25.a), shown in item d), of this note.

d)  Changes in contractual assets

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on 12.31.20	203,577	(34,894)	168,683
Additions	417,765	—	417,765
Write-offs	(442,741)	3,403	(439,338)
Balance on 12.31.21	178,601	(31,491)	147,110
Additions	342,688	—	342,688
Write-offs	(390,046)	4,940	(385,106)
Balance on 12.31.22	131,243	(26,551)	104,692

e)  Changes in estimated losses for impairment

Balance on 12.31.20	(2,072,578)
Supplement to estimated losses, net of resersal (Note 26)	(1,436,288)
Write-off	1,337,530
Balance on 12.31.21	(2,171,336)
Supplement to estimated losses, net of resersal (Note 26)	(1,315,614)
Write-off	1,126,600
Business combination - Garliava (Nota 2.d)	(36,032)
Balance on 12.31.22	(2,396,382)

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

b)   Breakdown

	12.31.22	12.31.21
Materials for resale	772,469	583,165
Materials for consumption	36,255	67,278
Other inventories	45,906	38,363
Gross total	854,630	688,806
Estimated losses from impairment or obsolescence	(64,906)	(48,981)
Net total	789,724	639,825

7)  PREPAID EXPENSES

	12.31.22	12.31.21
Incremental costs in obtaining contracts with customers	1,433,893	766,730
Software and networks maintenance	306,438	145,568
Advertising and publicity	191,366	215,508
Personal	78,698	71,038
Financial charges	37,585	18,251
Rental	35,336	43,465
Insurance	12,681	14,772
Satellites and links	12,360	148,113
Other	26,555	25,248
Total	2,134,912	1,448,693

Current	1,141,521	1,006,425
Non-current	993,391	442,268

Incremental costs in obtaining contracts with customers are substantially represented by sales commissions paid to partners to obtain customer contracts arising from the adoption of IFRS 15, which are deferred to income in accordance with the term of the contract and/or economic benefit to be generated , usually 2 to 6 years.

Below, we present the movement of incremental costs in obtaining contracts with customers:

Balance on 12.31.20	480,909
Additions	703,243
Write-offs (amortizations)	(417,422)
Balance on 12.31.21	766,730
Additions	1,165,051
Write-offs (amortizations)	(578,671)
Business combination - Garliava (Nota 2.d)	80,783
Balance on 12.31.22	1,433,893

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

a.2) Deferred taxes

Deferred tax is generated by temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts.

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

c)  Income and social contribution taxes recoverable

	12.31.22	12.31.21
Income taxes recoverable	542,325	344,856
Social contribution taxes recoverable	80,135	40,222
Total	622,460	385,078

Current	622,460	382,386
Non-current	—	2,692

d)  Income and social contribution taxes payable

	12.31.22	12.31.21
Income taxes payable	80,828	75,980
Social contribution taxes payable	26,674	24,756
Total	107,502	100,736

Current	3,064	3,068
Non-current	104,438	97,668

The non-current amounts recorded on December 31, 2022 and 2021, respectively, refer to the taxes classified in IFRIC 23 - Uncertainties about Income Tax Treatments (Note 8.g).

e)  Deferred taxes

e.1) Breakdown and changes

Below, we present the composition and movement of the main components of deferred income tax (“IR”) and social contribution (“CS”).

									Business
	Balance on	Income	Comprehensive	Equity		Balance on	Income	Comprehensive	combination	Balance on
	12.31.20	statement	income	transactions (3)	Other	12.31.21	statement	income	- Garliava (Note 2.d)	12.31.22
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,462,498	1,351,213	—	—	(921)	2,812,790	(446,080)	—	—	2,366,710
Income and social contribution taxes on temporary differences (2)	(5,738,397)	(996,724)	(135,805)	7,840	—	(6,863,086)	798,889	26,189	218,670	(5,819,338)
Provisions for legal, labor, tax civil and regulatory contingencies	1,792,417	287,153	—	—	—	2,079,570	183,889	—	191,930	2,455,389
Trade accounts payable and other provisions	793,421	341,521	—	—	—	1,134,942	370,418	—	—	1,505,360
Customer portfolio and trademarks	(34,171)	(202,747)	—	—	—	(236,918)	26,477	—	—	(210,441)
Estimated losses on impairment of accounts receivable	592,930	17,402	—	—	—	610,332	56,067	—	—	666,399
Estimated losses from modems and other P&E items	173,656	(48,438)	—	—	—	125,218	(11,906)	—	68,509	181,821
Pension plans and other post-employment benefits	320,732	31,187	(134,025)	—	—	217,894	14,079	26,335	—	258,308
Profit sharing	133,913	29,355	—	—	—	163,268	26,480	—	—	189,748
Licenses	(2,285,874)	(396,047)	—	—	—	(2,681,921)	228,663	—	—	(2,453,258)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(6,606,476)	(641,954)	—	7,840	—	(7,240,590)	—	—	—	(7,240,590)
Property, plant and equipment of small value	(741,524)	(147,909)	—	—	—	(889,433)	(139,905)	—	—	(1,029,338)
Technological Innovation Law	(18,721)	5,628	—	—	—	(13,093)	3,319	—	—	(9,774)
On other temporary differences	141,300	(271,875)	(1,780)	—	—	(132,355)	41,308	(146)	(41,769)	(132,962)
Total deferred tax (Liabilities), non-current	(4,275,899)	354,489	(135,805)	7,840	(921)	(4,050,296)	352,809	26,189	218,670	(3,452,628)

Deferred tax assets	6,051,884					7,898,149				8,674,222
Deferred tax liabilities	(10,327,783)					(11,948,445)				(12,126,850)
Deferred tax (Liabilities), net	(4,275,899)					(4,050,296)				(3,452,628)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	138,641					121,748				379,093
Deferred tax (Liabilities)	(4,414,540)					(4,172,044)				(3,831,721)
(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

In 2021, the Company recognized R$1,405,565 in deferred income tax and social contribution assets, arising from the decision of the Federal Supreme Court (“STF”) in an Extraordinary Appeal determining that interest received on receivables for overpaid taxes should not be subject to Income Tax and Social Contribution (Note 8.f).

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)Refers to deferred taxes arising from the disposal of CloudCo Brasil and IoTCo Brasil in 2021 (note 2.d),

e.2) Unrecognized tax credits

On December 31, 2022, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries’ (POP, Recicla V, TGLog and TIS) accounting records, in the amount of R$75,003 (R$71,126 on December 31, 2021), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

e.3) Expected realization

Below, we present the expected periods for the realization of net deferred taxes, based on projections that may change in the future.

Year
2023	2,501,398
2024	526,633
2025	554,113
2026	416,615
2027	359,894
2028 onwards	(7,811,281)
Total	(3,452,628)

f)  Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Below we present the reconciliations of the tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Income before taxes	4,831,591	5,959,529	6,008,234
Income and social contribution tax expenses, at the tax rate of 34%	(1,642,741)	(2,026,240)	(2,042,800)
Permanent differences:
Equity pickup	(8,072)	39,869	250
Unclaimed interest on equity	(56,933)	(38,311)	(16,699)
Non-deductible expenses, gifts, incentives	(84,844)	(87,115)	(84,988)
Tax benefit related to interest on equity allocated	705,500	929,900	894,200
Composition of CSLL tax loss and negative base (SELIC update of undue debts) (1)	—	1,407,523	—
IR and CS on interest SELIC update of undue debts (1)	277,424	—	—
Other	35,977	44,202	12,330
Tax debits	(773,689)	269,828	(1,237,707)

Effective rate	16.0%	-4.5%	20.6%
Current income and social contribution taxes	(1,126,498)	(84,661)	(61,427)
Deferred income and social contribution taxes	352,809	354,489	(1,176,280)
(1)	On July 8, 2020, the Company filed Writ of Mandamus No. 5012373-88.2020.4.03.6100 providing protection in recognizing challenges of its claims of illegality and unconstitutionality of the requirement to pay Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) on interest income accruals at the SELIC rate arising from improperly collected taxes.

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

Considering the effects of the general repercussion, the Company reprocess previous years’ calculations and its tax losses increased. The company determined it will be able to utilize those additional tax losses based on future projections for profitability/profitability of the business. As a result of these assessments, in 2021 the Company recognized the amount of R$ 1,407,523, of which R$ 1,405,565 in deferred income tax and social contribution assets and R$ 1,958 in recoverable income tax and social contribution assets with a corresponding credit in the income tax and social contribution result. For 2022, as a result of the final and unappealable decision favorable to the claim, certified in the records on August 27, 2022, the Company has already been excluding the SELIC update on tax undue debts based on IRPJ and CSLL.

g) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Brazilian Federal Tax Authority (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$29,882,262 to December 31, 2022 (R$18,176,115 to December 31, 2021). The amount as of December 31, 2022, includes R$10,744,063, referring to a new assessment notice against the Company for the collection of IRPJ and CSLL related to the amortization of goodwill, drawn up by the RFB on January 31, 2023. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$104,438 on December 31, 2022 (R$97,668 on December 13, 2021). These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

9)  TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.22	12.31.21
State VAT (ICMS) (1)	2,181,377	2,895,375
PIS and COFINS (2)	981,848	1,885,486
Withholding taxes and contributions (3)	140,686	156,322
Fistel, INSS, ISS and other taxes	136,719	119,858
Total	3,440,630	5,057,041

Current	2,571,170	3,716,169
Non-current	869,460	1,340,872
(1)	Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$626,636 and R$578,290 on December 31, 2022 and 2021, respectively.
(2)	On May 13, 2021, the STF rendered a favorable decision for Leading Case RE 574706 in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, the Company recognized in 2021 a credit in the amount of R$2,269,391 referring to two lawsuits that later became final on June 25, 2021 and on May 27, 2022. These processes have already been authorized by the RFB and the Company is already offsetting them (Notes 27 and 28).

Additionally, the Company has another legal suit that became final in 2018 for which it previously recognized the credit for the period from July 2002 to July 2014. The remaining portion of this process, relating to the period from April 1998 to June 2002, was not recognized at that time, as the Company considered it to be a contingent asset and, therefore, did not meet the parameters for accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF on a similar Leading Case, management, supported by its legal advisors, concluded that estimated recoverability had reached the status for recognition and therefore the remaining portion of the credit was recognized of R$1,145,658, in 2022. Also in 2022, after approval of the credit with the RFB, the Company started offsetting said credit.

At December 31, 2022, the balance available for offset is recorded in current assets totaling R$786,857 (R$1,579,117 as of December 31, 2021).

(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10)  JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.22	12.31.21
Judicial deposits
Tax	1,558,762	1,505,103
Civil	1,379,698	836,043
Labor	117,825	180,443
Regulatory	303,274	283,933
Total	3,359,559	2,805,522
Garnishments	23,428	25,656
Total	3,382,987	2,831,178

Current (1)	592,369	106,963
Non-current	2,790,618	2,724,215
(1)	The amounts as of December 31, 2022, include the updated judicial deposit of R$522,297 (R$515,565, on October 20, 2022), to comply with the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, relating to the acquisition of Garliava (note 2.d).

The table below presents the classified balances on December 31, 2022 and 2021 of the tax judicial deposits (classified by tax).

Tax	12.31.22	12.31.21
Universal Telecommunication Services Fund (FUST) (1)	564,261	535,118
State Value-Added Tax (ICMS) (2)	389,003	358,916
Social Contribution Tax for Intervention in the Economic Order (CIDE) (3)	309,329	294,724
Withholding Income Tax (IRRF)	41,014	76,832
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	57,112	54,072
Telecommunications Inspection Fund (FISTEL)	50,399	47,713
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	47,336	44,889
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	22,378	20,837
Other taxes, charges and contributions	77,930	72,002
Total	1,558,762	1,505,103
(1)	The Company and/or its subsidiaries filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00. The amounts related to these expenses are deposited.
(2)	The Company is party to legal proceedings related to: (i) ICMS on operations with payment based on estimates; (ii) ICMS FECP; (iii) right to ICMS credit on the acquisition of property, plant and equipment and electricity; (iv) ICMS on amounts given as discounts and (v) consignment in payment of ICMS amounts referring to part of pay TV operations.

(3)	The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

11)  OTHER ASSETS

	12.31.22	12.31.21
Related-party receivables (Note 29) (1)	434,229	666,288
Sale of real estate and other receivables	141,480	230,486
Advances to employees and suppliers	120,914	79,850
Subscription bonus (note 2.d)	56,409	60,192
Surplus from post-employment benefit plans (Note 31) (2)	4,161	95,151
Other amounts receivable	56,316	31,050
Total	813,509	1,163,017

Current	487,201	623,088
Non-current	326,308	539,929
(1)	On December 31, 2022 and 2021, includes R$355,705 and R$559,499, respectively, referring to the sale of FiBrasil, CloudCo Brasil and IoTCo Brasil, which took place in 2021 (Note 2.d).
(2)	On December 31, 2021, include R$90,538, referring to the distribution of the PBS-A surplus.

12)  INVESTMENTS

a)  Accounting policy

The Company and its subsidiaries hold investments in subsidiaries and jointly controlled companies, in addition to business combinations.

a.1) Subsidiary

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

Specifically, the Company controls an investee if, and only if, it has: (i) power over the investee (that is, existing rights that guarantee it the current ability to direct the relevant activities of the investee); (ii) exposure or right to variable returns arising from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the value of its returns.

There is usually a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing whether it has power over an investee, including: (i) the contractual agreement between the investor and other holders of voting rights; (ii) rights arising from other contractual agreements; and (iii) the Company’s voting rights and potential voting rights. The Company assesses whether it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three aforementioned control elements.

a.2) Joint control

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 24.e).

a.3) Subsidiary and joint control

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

a.4) Business combination

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree’s former controlling shareholders and any interests issued in exchange for control of the acquiree.

In the parent company, the difference between the amount paid and the equity value of the acquired entities is recognized in investments. For the consolidated information, the amounts of fair values and goodwill are allocated according to their nature.

b)  Information on investees

Below, we present summarized information on the jointly controlled subsidiaries of the Company:

Balance sheets

31.12.22
					Net operating
Investees	Participation	Assets	Liabilities	Equity	revenue	Net profit (loss)
Aliança	50.00%	242,652	305	242,347	—	912
AIX	50.00%	51,733	32,548	19,185	65,681	178
ACT	50.00%	44	3	41	104	3
VIVAE	50.00%	18,842	1,694	17,148	—	(2,852)
FiBrasil	25.01%	1,881,965	1,195,384	686,581	176,660	(94,384)

31.12.21
					Net operating
Investees	Participation	Assets	Liabilities	Equity	revenue	Net profit (loss)
Aliança	50.00%	274,362	410	273,952	—	6,369
AIX	50.00%	46,586	27,872	18,714	55,872	1,387
ACT	50.00%	46	8	38	104	10
FiBrasil	25.01%	1,544,367	870,389	673,978	55,385	(34,253)

c)  Changes in investments

		Other	Total
	Joint control	investments	investments
Balance on 12.31.20	143,655	778	144,433
Equity (Statements of Income - AIX, ACT, Aliança and FiBrasil)	(4,233)	—	(4,233)
Equity - Remeasurement of equity interest (FiBrasil - Note 2.d)	80,400	—	80,400
Equity - Fair value of the remeasurement of equity interest (FiBrasil - Note 2.d)	41,095	—	41,095
Capital contribution - property, plant and equipment and intangible assets (FiBrasil - Notes 13 and 14)	229,961	—	229,961
Write-off due to sale of investments (FiBrasil - Note 2.d)	(134,144)	—	(134,144)
Equity transactions (FiBrasil)	2,182	—	2,182
Result of subsidiary FiBrasil before disposal	(1,789)	—	(1,789)
Other comprehensive income (Aliança and other investments)	(1,186)	(429)	(1,615)
Balance on 12.31.21	355,941	349	356,290
Equity (Statements of Income - AIX, ACT, Aliança, FiBrasil and VivaE)	(23,742)	—	(23,742)
Capital contribution - cash and cash equivalents (Garliava, Vivo Money and Vivo Ventures)	33,750	—	33,750
Investments by the subsidiary Vivo Ventures (note 2.d)	—	—	15,958
Equity transactions (FiBrasil)	2,409	—	2,409
Other comprehensive income (Aliança and other investments)	(16,258)	(212)	(16,470)
Balance on 12.31.22	352,100	137	368,195

13)  PROPERTY, PLANT AND EQUIPMENT

a)  Accounting policy

It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits (Note 9), which were recorded as recoverable taxes. The Company does not have loans that meet the criteria for recognition of cost capitalization.

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

Leases

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low value assets, as permitted by IFRS 16. They recognize lease liabilities to make lease payments and assets rights of use representing the right of use of the underlying assets.

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

Information on the recoverability of fixed assets is presented in Note 15.a.

c) Description, Breakdown and changes

We present a brief description of the main items that make up fixed assets.

●	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.
●	Terminal equipment: Includes CPCT, public telephones and other terminal equipment.
●	Lending equipment: Includes cellphones and modems in the lending modality.
●	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

●	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

	Switching and						Assets and
	transmission	Terminal	Lending				facilities under
	equipment	equipment	equipment	Infrastructure	Land	Other P&E	construction	Total
Balances and changes:
Balance on 12.31.20	22,423,337	917,027	4,077,835	13,538,839	273,029	744,385	2,378,141	44,352,593
Additions (1)	428,683	45	107,961	2,802,303	—	158,919	6,300,245	9,798,156
Write-offs, net (2)	15,005	(103)	87,079	(262,311)	(5,183)	(1,360)	(41,863)	(208,736)
Net transfers	3,361,667	571,986	2,259,382	609,681	(900)	28,450	(6,960,941)	(130,675)
Subletting	—	—	—	(64,177)	—	—	—	(64,177)
Sale of businesses (3) (Note 2.d)	(150,251)	(14,207)	(33,648)	(21,126)	—	(375)	(8,344)	(227,951)
Depreciation (Note 26)	(3,417,261)	(443,238)	(2,168,502)	(2,801,303)	—	(280,415)	—	(9,110,719)
Balance on 12.31.21	22,661,180	1,031,510	4,330,107	13,801,906	266,946	649,604	1,667,238	44,408,491
Additions (1)	74,814	2,852	110,072	3,208,050	—	191,469	6,559,874	10,147,131
Write-offs, net (2)	(8,607)	(81)	7	(58,311)	(14,861)	(2,346)	(10,131)	(94,330)
Net transfers	2,828,009	80,963	2,301,010	310,129	—	10,328	(5,631,285)	(100,846)
Subletting	—	—	—	1,665	—	—	—	1,665
Business combination - Garliava and Vita IT (Note 2.d)	126,530	—	—	541,826	—	3,442	4,221	676,019
Depreciation (Note 26)	(3,366,948)	(438,026)	(1,592,158)	(3,522,398)	—	(220,415)	—	(9,139,945)
Balance on 12.31.22	22,314,978	677,218	5,149,038	14,282,867	252,085	632,082	2,589,917	45,898,185

Balance on 12.31.21
Cost	81,422,233	6,435,959	25,107,646	34,169,915	266,946	5,536,296	1,667,238	154,606,233
Accumulated depreciation	(58,761,053)	(5,404,449)	(20,777,539)	(20,368,009)	-	(4,886,692)	—	(110,197,742)
Total	22,661,180	1,031,510	4,330,107	13,801,906	266,946	649,604	1,667,238	44,408,491

Balance on 12.31.22
Cost	85,373,094	6,503,428	27,432,268	38,168,495	252,085	5,770,136	2,589,917	166,089,423
Accumulated depreciation	(63,058,116)	(5,826,210)	(22,283,230)	(23,885,628)	—	(5,138,054)	—	(120,191,238)
Total	22,314,978	677,218	5,149,038	14,282,867	252,085	632,082	2,589,917	45,898,185
(1)	Additions from property, plant and equipment mainly refers to: (i) in 2022: expansion of the fiber network, maintenance and expansion of the 4G mobile network and launch of the 5G mobile network in Brazilian capitals, in addition to investments for the integration of hi mobile; (ii) in 2021: reinforcement of the mobile network, expansion of the fiber network and connected homes, increasing the availability of services in view of the growing demand for quality connection.
(2)	In infrastructure, includes the amounts of R$52,092 and R$245,237 in 2022 and 2021, respectively, referring to the cancellation of lease agreements.
(3)	Refers to the balance of assets that were used for the Company’s corporate structure in FiBrasil (Note 2.d).

d) Depreciation rates

In the years ended December 31, 2022 and 2021, the Company carried out, with the help of a specialized company, valuations of the useful lives applied to its property, plant and equipment through the direct comparative method of market data.

For the year ended December 31, 2022, the works indicated the need for changes in the useful life and annual depreciation rates of some items of the asset classes. These changes in the accounting estimate reduced the depreciation expense by R$295,464 in 2022. For the year ended December 31, 2021, the works did not indicate the need for changes in the useful life and annual depreciation rates.

Below, we present a table of the annual depreciation rates for the years ended December 31, 2022 and 2021, except for lease assets, which are presented in note 13.e.

Description	12.31.22	12.31.21
Switching and transmission equipment and media	2.50% to 14.29%	2.50% to 14.29%
Terminal equipment	10.00% to 25.00%	10.00% to 25.00%
Lending equipment	20.00% to 50.00%	25.00% to 50.00%
Infrastructure	2.50% to 20.00%	2.50% to 20.00%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%

e) Additional information on leases

e.1) Breakdown and changes

Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.c).

	Switching and
	transmission
	equipment	Infrastructure	Other	Total

Balances and changes:
Balance on 12.31.20	358,091	10,322,337	10,381	10,690,809
Additions	410,169	2,702,635	590	3,113,394
Subletting (Note 13.c)	—	(64,177)	—	(64,177)
Depreciation	(482,455)	(2,254,000)	(656)	(2,737,111)
Cancellation of contracts	(4,893)	(245,237)	—	(250,130)
Balance on 12.31.21	280,912	10,461,558	10,315	10,752,785
Additions	39,688	3,118,054	71,596	3,229,338
Subletting (Note 13.c)	—	1,665	—	1,665
Depreciation	(75,384)	(2,973,283)	(903)	(3,049,570)
Business combination - Garliava (Note 2.d)	—	526,515	—	526,515
Cancellation of contracts	—	(52,092)	—	(52,092)
Balance on 12.31.22	245,216	11,082,417	81,008	11,408,641

Balance on 12.31.21
Cost	336,080	17,331,955	128,099	17,796,134
Accumulated depreciation	(55,168)	(6,870,397)	(117,784)	(7,043,349)
Total	280,912	10,461,558	10,315	10,752,785

Balance on 12.31.22
Cost	375,767	20,946,410	199,695	21,521,872
Accumulated depreciation	(130,551)	(9,863,993)	(118,687)	(10,113,231)
Total	245,216	11,082,417	81,008	11,408,641

e.2) Depreciation rates

Below is a table of depreciation rates for the years ended December 31, 2022 and 2021.

Description	12.31.22	12.31.21
Switching and transmission equipment and media	10.00% to 66.67%	5.00% to 42.90%
Infrastructure	2.36% to 92.31%	3.50% to 66.67%
Other P&E assets	26.09% to 40.00%	20.00% to 38.00%

f)  Property and equipment items pledged in guarantee

On December 31, 2022, the Company had property and equipment pledged in guarantee for lawsuits, of R$95,980 (R$78,631 on December 31, 2021).

g)  Concession Balance

The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts celebrated thanks to the privatization of the telecommunications sector, generated a veritable revolution in the provision of telecommunications services in Brazil. Over more than 20 years, concessionaires promoted the expansion and universalization of the fixed telephone service, which, before privatization, was expensive, elitist and left consumers in a long queue, lasting months or years. During this period, the concession contracts suffered shocks as a result of several events that occurred throughout their term, which have repercussions to the present day on the originally contracted financial equation.

As the end of the term of the concession contracts approaches, a consensus is being sought with the regulatory body to assure a fair the economic-financial equilibrium.

However, management’s efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company’s favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

After the Company’s initial allegations, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL’s defense. On October 18, 2022, the rejoinder was presented by ANATEL. On November 17, 2022, the parties specified the evidence and on December 8, the parties’ hearing was held with the arbitral tribunal for the presentation of the case.

Arbitration is generally an agile and technically satisfactory option for resolving complex conflicts. The expectation is that disputes involving the concession can be addressed within a technical basis, enabling the current fixed telephone service concessions to be drawn to a close in a fair manner. Currently, it is not practicable to predict the outcome of this arbitration process.

h)  Adaptation of the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes in the telecommunication’s regulatory framework, by allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

In accordance with said Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the Federal Court of Auditors (“TCU”), which after the vote of the reporting minister on the legality of the methodology presented by ANATEL, received a request for views from another minister, and should return to the court’s agenda in March 2023. After the TCU’s final decision on the applied methodology, ANATEL will indicate the final value for adapting the concession instrument for authorization. This amount, after being confirmed and accepted by the Company, will be converted into investment projects not yet defined by ANATEL.

i)  Reversible assets

The concession contract for the Company’s Switched Fixed Telephone Service identifies the assets essential to the provision of such service in the concession area. On April 12, 2021, Resolution 744 was published in the official gazette (“DOU”), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON”).

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company’s STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

The assets which in addition to being deemed essential are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the ‘reversal regime’ provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire’s assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR”) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, it is important to point out that, within the scope of the administrative proceeding TC nº. 003.342/2022-0, pending at the TCU, a technical report was issued mentioning the new understanding that the RCON should be revised. This understanding will still be subject to appreciation by the Court.

14)  INTANGIBLE ASSETS

a)  Accounting policy

Intangible assets acquired separately are measured at acquisition / formation cost upon their initial recognition. The cost of an intangible asset are capitalized until the asset becomes operational. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

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

Information on the recoverability of fixed assets is presented in note 15.a.

c)  Breakdown and changes

A brief description of the key intangible asset items with finite useful lives, is as follows:

●	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.
●	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.
●	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.

	Indefinite
	useful life	Finite useful life
						Other	Software
			Customer			intangible	under
	Goodwill(1)	Software	portfolio	Trademarks	Licenses	assets	development	Total
Balances and changes:
Balance on 12.31.20	23,026,429	3,994,704	633,566	821,000	11,361,710	42,628	702,080	40,582,117
Additions (2)	—	724,599	—	—	4,496,263	—	1,275,320	6,496,182
Write-offs, net (3)	(158,161)	(16,884)	—	—	—	—	—	(175,045)
Net transfers	—	1,695,398	—	—	—	—	(1,564,723)	130,675
Sale of businesses (4) (Note 2.d)	—	(2,010)	—	—	—	—	—	(2,010)
Amortization (Note 26)	—	(1,624,532)	(264,328)	(84,206)	(951,442)	(3,104)	—	(2,927,612)
Balance on 12.31.21	22,868,268	4,771,275	369,238	736,794	14,906,531	39,524	412,677	44,104,307
Additions (2)	—	352,128	—	—	190,066	—	2,260,031	2,802,225
Write-offs, net	—	1,378	—	—	—	—	(149)	1,229
Net transfers	—	2,077,044	—	—	—	—	(1,976,198)	100,846
Business combination - Garliava and Vita IT (Note 2.d)	3,493,561	177	125,740	4,527	2,612,566	—	—	6,236,571
Amortization (Note 26)	—	(1,853,464)	(161,188)	(84,770)	(1,417,412)	(3,094)	—	(3,519,928)
Balance on 12.31.22	26,361,829	5,348,538	333,790	656,551	16,291,751	36,430	696,361	49,725,250

Balance on 12.31.21
Cost	22,868,268	22,451,551	4,440,717	1,658,897	24,924,783	269,639	412,677	77,026,532
Accumulated amortization	—	(17,680,276)	(4,071,479)	(922,103)	(10,018,252)	(230,115)	—	(32,922,225)
Total	22,868,268	4,771,275	369,238	736,794	14,906,531	39,524	412,677	44,104,307

Balance on 12.31.22
Cost	26,361,829	25,029,658	4,566,457	1,663,424	29,685,824	269,639	696,361	88,273,192
Accumulated amortization	—	(19,681,120)	(4,232,667)	(1,006,873)	(13,394,073)	(233,209)	—	(38,547,942)
Total	26,361,829	5,348,538	333,790	656,551	16,291,751	36,430	696,361	49,725,250
(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015) and Garliava and Vita IT (2022), offset by partial declines in business sales, such as (item 3).
(2)	Licenses refer to the acquisition of 5G licenses (in 2021) and extensions of authorizations for the right to use radio frequencies for SMP exploration in the Federal District the states of Rio de Janeiro and Rio Grande so Sul (in 2021 and 2022), Note 14.d.
(3)	Proportional write-offs of goodwill refer to the sale of investments by FiBrasil, CloudCo Brasil and IoTCo Brasil in 2021.

(4)	Assets used for the Company’s corporate structure in FiBrasil in 2021.

d)  Licenses / Authorizations

Extension of authorizations for the 850 MHz, 900 MHz and 1800 MHz bands

With respect to the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision (“SOR”) addresses the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing primary grants until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area serving the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020.

The extension granted for a period less than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and readaptation of the channel. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”)) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid in cash and the remaining 90% settled in the form of investments.

Similarly, ANATEL extended the period of validity of authorizations for the right to use radio frequencies relating to the 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 MHz bands at 846.5 MHz in the area of provision equivalent to the Federal District, associated with the Authorization Term No. 003/2006/PVCP/SPV-ANATEL. Extension authorizations were granted for the State of Rio de Janeiro, under term and payment conditions, as stated in Act No. 5,473, of July 21, 2021.

The Company and other providers appealed certain conditions for the renewal of the license, including the evaluation criteria and certain obligations. ANATEL dismissed the appeals and submitted the process to the Federal Audit Court for ratification of the calculations referring to the amount due for the extension.

In September 2022, the Federal Court of Auditors (“TCU”) defined a standard procedure for authorizations, other than the extensions of the awards for 850 MHz to 2028, acquired prior to the publication of Law No 13.879/2019 to regulate the conduct of the bidding process. This decision affected the expectation for tenders to 2028 (to 850 MHz). The Company appealed the decision and the case continues under review of the TCU.

As a condition for renewing the 850 MHz sub-band license, a judicial writ of mandamus is being filed, though the security was denied in the first instance, and the appeal is pending judgment at the Federal Regional Court of the First Region.

The terms of authorization for the use of the 900 MHz and 1800 MHz sub-bands are expected to expire by 2023. With the exception of authorization terms No. 002/2005/PVCP/SPV-ANATEL and No. 017/2005/ PVCP/SPV-ANATEL, associated, respectively, to the 900 MHz and 1800 MHz sub-bands in sector 3 of the PGO (region in the state of MG), the use authorizations for these sub-bands had not previously been extended. ANATEL has the discretion to proceed with the extension under the terms of the authorization allowing for an extension for 15 years in return for payment equivalent to 2% of the net operating revenue of the SMP, paid biannually.

However, ANATEL recently selected another operator (TIM) to which it granted an authorization extension for the 900 MHz and 1800 MHz bands up to 2032. Should ANATEL decide to treat the Company’s authorizations in a similar manner to the 2032 sectorial relocation of the associated pipelines in the sub-bands, as applied for the 850 MHz sub-bands, this will shorten by six year the term of the original authorizations which have yet to be extended (15 years terms, expiring in 2038). As to the 900 MHz and 1800 MHz authorizations in sector 3 (Minas Gerais), which have already been extended, this decision would represent an extension of nine years for these authorization terms (30 years, 15 years of which original term and 15 years extension).

5G License Auctions

On December 3, 2021, ANATEL signed the Terms of Authorization for the Use of Blocks of Radiofrequencies Associated with SMP No. 86, 87 and 88/2021 (“Terms”), in the radio frequency sub-bands of 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz and 24.3 GHz to 27.5 GHz, from auctions for the implementation of fifth generation technology (“5G”), held by ANATEL on November 4 and 5, 2021, which were awarded to the Company as the successful bidder.

These authorizations are valid for 20 years, starting on December 8, 2021, date of publication of the present extracts of the Terms in the Diário Oficial da União (“DOU”), associated with the authorizations for the provision of SMP, issued by Terms no. 78/2012/PVCP/SPV -ANATEL, n.o. 05/2010/PVCP/SPV-ANATEL and N.o. 06/2010/PVCP/SPV-ANATEL, renewable, successively, pursuant to Law 9472/1997.

In accordance with the procedures established within the scope of the Invitation to Bid, in addition to the amounts of radiofrequency licenses to be paid to ANATEL, the winning operators constituted and are making joint contributions of resources in the 3.5 GHz Band Management Entity (“EAF”) and the School Connectivity Administrator (“EACE”). The installments that fell to the Company totaled 4,459,442, of which: (i) R$928,738 from radio frequency licenses; (ii) R$2,104,456 of contributions to EAF and; (iii) R$1,426,248 of contributions to EACE.

As a requirement for obtaining these authorizations, the Company, as well as the other successful telecommunication service bidder providers, assumed a series of commitments. For the 2.3 GHz and 3.5 GHz spectrum band obligations for coverage commitments and fiber optic backbone network deployment in locations with little or no connectivity infrastructure. In addition, the successful bidders for the 3.5 GHz band must fund all activities related to the migration of satellite TV services from the C band to the Ku band (notably the migration of TVROs and mitigation of interference in the FSS systems), for the construction of six high-capacity info-ways by laying sub fluvial cables for the Integrated and Sustainable Amazon Program (“PAIS”) and the implementation of private (fixed and mobile) communication networks reserved for the Federal Public Administration. EAF will be responsible for the execution of these activities. The successful bidders for the 26 GHz spectrum bands will be required to fund EACE’s activities for broadband connectivity projects for public schools to be selected across the country.

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

The Company considers that this new technology reinforces its operations in the market in which it operates, not identifying any signs of impairment of assets, as well as the need to change the useful lives of other technologies currently used.

Authorizations in the 450 MHz band

As part of the 2012 auctions, ANATEL allocated a 450 MHz frequency lot associated with the 2.5 GHz band, designed to meet the demand for voice and data services in remote rural areas. Following the acquisition of 450 MHz concessions, the Company assumed an obligation to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and the interior of São Paulo, covering 2,556 municipalities.

In addition, on December 8, 2022, ANATEL revoked the Company’s 450 MHz spectrum authorization (451-458 MHz and 461-468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that the Company could not provide evidence of service activation in the 450 MHz band due to the unavailability of the 450 MHz device ecosystem and the waiver clause contained in the public notice, interpreted by ANATEL in the sense that the waiver would work automatically in the event of non-activation of the frequency within the contractual term. Previously, in September 2022, ANATEL revoked authorizations held by other providers.

Overview of Authorizations for Use of the Radio Frequency Spectrum

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
700 MHz	20	2029
850 MHz	25	2023-2028
900 MHz	5	2023-2035
1800 MHz	20-50	2023-2035
2100 MHz	20-30	2023
2300 MHz	40-50	2041
2500 MHz	40-60	2027-2031
3500 MHz	100	2041
26 GHz	600	2041

e) Amortization rates

The table below shows the annual amortization rates for the years ended December 31, 2022 and 2021.

Description	12.31.22	12.31.21
Softwares	20.00%	20.00%
Customer portfolio	12.5% to 20.00%	12.50%
Trademarks	7.70%	7.70%
Licenses	3.60% to 20.00%	3.60% to 6.67%
Other intangible assets	6.67% to 20.00%	20.00%

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

b)  Critical estimates and judgments

An impairment loss exists when the carrying amount of an asset or UGC exceeds its recoverable amount, which is the greater of fair value net of selling expenses and value in use. The calculation of fair value net of selling expenses is based on information available from transactions for the sale of similar assets or market prices less selling expenses. The value in use calculation is based on the discounted cash flow model. Cash flows derive from the budget for the next five years and do not include reorganization activities to which the Company and its subsidiaries have not yet committed or significant future investments that will improve the asset base of the CGU, which is the object of testing. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and the growth rate used for extrapolation purposes.

c)  Key assumptions used in the calculation of value in use:

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

d)  Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (p.p) which were assumed for the years ended December 31, 2022 and 2021:

In percentage
Changes in key assumptions	points (p.p)
Financial variables
Discount rate	+/- 0.5
Perpetuity growth rates	+/- 1.0

Operating variables
Revenues Margin	+/- 1.5

The sensitivity analysis performed at year-end 2022 and 2021 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

e)  Goodwill impairment testing

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

The nominal growth rate used to extrapolate projections beyond the five years period was 4.5% p.a. in 2022 and 2021.

The estimated future cash flows were discounted at a discount rate of 12.60% and 12.00%, which before taxes are 14.18% and 13.64% in 2022 and 2021, respectively, also in nominal values.

The inflation rate for the period analyzed in the projected cash flows was 3.21% p.a. and 3.15% p.a. in 2022 and 2021, respectively.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2022 and 2021, growth projections and operating results for the year ended December 31, 2022 and 2021, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

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

b)  Breakdown

	12.31.22	12.31.21
Social charges and benefits	497,568	397,906
Profit sharing	483,548	366,451
Share-based payment plans (Note 30)	77,175	109,682
Salaries and wages	39,035	35,818
Total	1,097,326	909,857

Current	1,035,652	888,324
Non-current	61,674	21,533

17)  TRADE ACCOUNTS PAYABLE

a)  Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

b)  Breakdown

	12.31.22	12.31.21
Sundry suppliers (Opex, Capex, Services e Material)	6,572,181	6,243,614
Related parties (Note 29)	375,299	442,747
Amounts payable (operators, cobilling)	224,555	217,000
Interconnection / interlink	243,763	229,041
Total	7,415,798	7,132,402

18)  TAXES, CHARGES AND CONTRIBUTIONS

	12.31.22	12.31.21
Fistel (1)	2,421,789	1,425,048
ICMS	1,020,067	1,416,323
PIS and COFINS	238,992	229,481
Fust and Funttel	93,427	87,726
ISS, CIDE and other taxes	111,972	97,764
Total	3,886,247	3,256,342

Current	1,097,512	1,485,157
Non-current	2,788,735	1,771,185
(1)	Refers to the remaining balances for 2022, 2021 and 2020 which, according to decisions of the Federal Regional Court of the First Region, the payments are temporarily suspended.

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

b)  Dividends and interest on equity payable

b.1) Breakdown:

	12.31.22	12.31.21
Telefónica (1)	1,051,720	1,146,019
Telefónica Latinoamérica Holding (1)	1,009,454	927,324
SP Telecomunicações Participações (1)	—	757,506
Telefónica Chile	1,552	2,132
Non-controlling interest	1,124,691	1,432,734
Total	3,187,417	4,265,715

(1)

On October 31, 2022, SP Telecomunicações Participações Ltda. (“SPTE”). Shares issued by the Company and held by SPTE were delivered to its partners Telefónica S.A. (“Telefónica”) and Telefónica Latinoamérica Holding (“TLH”), in proportion to their respective holdings in SPTE’s capital stock, within the scope of sharing the shareholders’ equity. As a result, the interest on shareholders’ equity and dividends held by SPTE were transferred to Telefónica and TLH (note 24.a).

b.2) Changes:

	12.31.22	12.31.21
Balance at the beginning of the fiscal year	4,265,715	3,865,998
Supplementary dividends from the previous year	2,028,524	1,587,518
Interim interest on equity (net of IRRF)	2,763,750	3,824,750
Unclaimed dividends and interest on equity	(167,449)	(116,236)
Payment of dividends and interest on equity	(5,709,263)	(4,901,326)
IRRF on shareholders exempt/immune from interest on equity	6,140	5,011
Balance at the end of the year	3,187,417	4,265,715

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

Contingent liabilities recognized in a business combination

Refers to the amounts of contingent liabilities arising from the PPA generated in the acquisition of control of VivoPart. in 2011, GVTPart. in 2015 and from Garliava and Vita IT in 2022, related to civil, labor and tax lawsuits at their fair value in the business combination.

Amounts to be refunded to customers (Supplementary Law No. 194/2022)

On July 23, 2022, Complementary Law No. 194, of July 23, 2022, was enacted, which deals with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. These amounts to be refunded to customers were booked against discounts granted (note 25).

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

Provision for fines for canceling lease agreements

Refers to the provision for fines for canceling lease agreements arising from Garliava, resulting from the sale or shutdown of sites.

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

c)  Information on provisions and contingencies

Below, we present the tables with the composition and movement of provisions, whose unfavorable outcome is considered probable, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease agreements.

	Provisions for contingencies
								Provision for
								fines for
					Contingent	Amounts to		canceling
					liabilities	be refunded	Provision for	lease
	Labor	Tax	Civil	Regulatory	(PPA)	to customers	decommissioning	agreements	Total
Balance on 12.31.20	499,710	1,799,252	871,951	1,207,331	823,245	—	408,642	—	5,610,131
Additions (reversal), net (Note 27) (1)	205,540	282,699	313,935	542,843	(278,995)	—	(28,900)	—	1,037,122
Other additions	583	—	683	—	—	—	12,431	—	13,697
Write-offs due to payment	(319,511)	(118,579)	(652,112)	(20,884)	—	—	—	—	(1,111,086)
Interest accruals (1)	100,633	183,997	401,514	256,954	(55,652)	—	(14,068)	—	873,378
Balance on 12.31.21	486,955	2,147,369	935,971	1,986,244	488,598	—	378,105	—	6,423,242
Additions (reversal), net (Note 27)	340,680	168,212	345,748	(160,025)	(40,929)	615,750	(9,811)	—	1,259,625
Other additions	6,580	607	6,261	—	—	—	21,498	—	34,946
Write-offs due to payment	(416,784)	(33,260)	(464,406)	(110,057)	—	(13,868)	—	(106,404)	(1,144,779)
Business combination - Garliava and Vita IT (Note 2.d)	—	—	—	—	481,897	—	—	655,827	1,137,724
Interest accruals	122,759	200,499	369,326	152,873	48,506	—	6,110	—	900,073
Balance on 12.31.22	540,190	2,483,427	1,192,900	1,869,035	978,072	601,882	395,902	549,423	8,610,831
Balance on 12.31.21
Current	206,279	—	295,722	200,313	—	—	—	—	702,314
Non-current	280,676	2,147,369	640,249	1,785,931	488,598	—	378,105	—	5,720,928
Balance on 12.31.22
Current	217,229	—	404,654	104,898	—	601,882	—	549,423	1,878,086
Non-current	322,961	2,483,427	788,246	1,764,137	978,072	—	395,902	—	6,732,745
(1)	Contingent liabilities (PPA): in 2021, mainly due to the reversal of TFF and PIS and COFINS on subscription / SVAs.

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.22	12.31.21
Provisions	540,190	486,955
Possible losses	1,490,560	1,364,562

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

c.2) Tax provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.22	12.31.21
Provisions	2,483,427	2,147,369
Federal	779,395	744,588
State	1,112,094	842,905
Municipal	42,686	36,794
FUST	549,252	523,082
Possible losses	33,472,824	30,248,600
Federal	3,042,010	2,964,490
State	21,712,030	19,163,608
Municipal	479,484	618,747
FUST, FUNTTEL and FISTEL	8,239,300	7,501,755

c.2.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses present probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vi) INSS on constitutional third of vacations.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF.

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

c.2.2) Possible losses – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company’s establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; and (xx) monthly subscription with discussion about minutes allowance.

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

On December 31, 2022, the consolidated amount totaled R$5,103,037 (R$4,694,276 on December 31, 2021).

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

On December 31, 2022, the consolidated amount totaled R$1,013,427 (R$790,057 on December 31, 2021).

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

On December 31, 2022, the consolidated amount totaled R$2,122,836 (R$2,017,422 on December 31, 2021).

c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	12.31.22	12.31.21
Provisions	1,192,900	935,971
Possible losses	2,175,547	2,119,701

c.3.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

●	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2022, the provision was R$145,874 (R$130,163 on December 31, 2021).
●	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On December 31, 2022, the provision was R$244,663 (R$367,334 on December 31, 2021).
●	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2022, the provision was R$802,363 (R$438,474 on December 31, 2021).

c.3.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

●	Collective Action filed by SISTEL Participants’ Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior “status quo”. This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals’ decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.
●	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties and the FENAPAS. The case records were submitted for conclusion, where they await decision. On July 3, 2022, a decision was rendered acknowledging PREVIC’s interest and subpoenaing the plaintiff, FENAPAS, to promote the inclusion of the co-defendant, under penalty of extinction of the act, which was provided on July 12, 2022. The Federal Government also requested its entry into the case, considering the admission of PREVIC as a necessary co-defendant. FENAPAS presented a transaction instrument signed by the parties. The agreement was ratified by the court, extinguishing the process. Awaiting certification of the final and unappealable decision and filing of the records.
●	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business.
●	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina”, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expert investigation was carried out and the claim was dismissed. Appeals have been filed by the parties, pending judgment. Management is unable to reasonably estimate a liability with respect to this claim at this time.

●	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF”) of the 1st Region.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	12.31.22	12.31.21
Provisions	1,869,035	1,986,244
Possible losses	5,844,624	4,545,365

c.4.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The proceedings include the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP ), Company’s obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL’s quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$ 673 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

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

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

●	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item d.1, of this Note). In ANATEL’s view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company’s view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses’ validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL’s charges.
●	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On December 31, 2022, and December 31, 2021, amount including interest and indexation accruals totaled approximately R$540,846 and R$499,415, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL’s error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

●	Administrative proceeding pending at CADE, allegedly coordinated action between the companies Claro, Oi Móvel and the Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT”), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT’s supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court , which decided that the operators engaged in anti-competitive conduct. And after this decision, the Company filed a motion for clarification, which is pending judgment.
●	Term of Conduct Adjustment (“TAC”) signed with ANATEL on February 28, 2022, effective for four years from publication in the DOU, on March 3, 2022. The TAC includes 24 PADOs relating to Quality, Interruptions and Users’ Rights, in which the obligation to pay estimated and issued fines were exchanged for investments in 14 conduct adjustment commitments and an additional commitment to build a fiber backbone route. As the TAC became effective with its PADO commitments, in the nine-month periods ended September 30, 2022, The Company made write-offs totaling R$42 million and R$324 million in cases with probable and possible chances of loss, respectively.
●	Proceedings initiated by ANATEL to investigate the inclusion of gains in the concession plans from decisions of the STF in which it excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017. The Attorney General’s Office and ANATEL’s technical area believe that such gains do not result from business efficiency, but from a change in the tax regulations. The return proposal suggested by ANATEL would be generated through a tariff review for basic plans and the construction of high capacity backhaul infrastructure for the alternative plans, approximating R$1 billion, for which management believes the risk of loss to be possible. The case will be judged by the Board of Directors of ANATEL, from which it may be challenged through an arbitration procedure.
●	Procedure for the Determination of Noncompliance with Obligations (“PADO”), which deals with coverage targets whose applied fine of R$127 million could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment for installation 4G radio base station in 188 locations without this technology, whose installation should take place in 2 and a half years, with maintenance costs equivalent to the period of 1 year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.
●	The Company is a party to lawsuits that discuss nullity of contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.

21)  LOANS, FINANCING, DEBENTURES, LEASE, 5G LICENSES AND LIABILITIES FOR THE ACQUISITION OF A COMPANY

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

Leases

On the lease start date, the Company and its subsidiaries recognize lease liabilities measured at the present value of lease payments to be made during the lease term. Lease payments substantially include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and its subsidiaries and payments of fines for termination of the lease, for termination of the lease agreement.

When calculating the present value of lease payments, the Company and its subsidiaries use its incremental borrowing rate on the start date because the interest rate implicit in the lease is not easily determinable. After the commencement date, the amount of the lease liability is increased to reflect accrued interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the valuation of an option to call the underlying asset.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company’s intrinsic risk spread.

The discount yield curves used are constructed based on observable data. Market interest rates were extracted from B3, and the Company’s risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company’s incremental loan interest rate.

b) Critical estimates and judgments

Determining the lease term of contracts that have renewal or termination option clauses. The Company and its subsidiaries determine the lease term as the non-cancellable contractual term, together with the periods included in a possible renewal option to the extent that such renewal is assessed as reasonably certain and with periods covered by an option to terminate the contract at to the extent that it is also assessed as reasonably certain. The Company and its subsidiaries have several lease agreements that include renewal and termination options.

The Company and its subsidiaries apply judgment when assessing whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. In this assessment, it considers all relevant factors that create an economic incentive to exercise renewal or termination. After the initial measurement, the Company and its subsidiaries reassess the lease term if there is a significant event or change in circumstances that is within their control and will affect their ability to exercise or not exercise the option to renew or terminate (for example, carrying out significant improvements or customizations to the leased asset).

The Company and its subsidiaries are not able to readily determine the interest rate implicit in the lease. Accordingly, this assessment requires Management to consider estimates when observable rates are not available or when they need to be adjusted to reflect the terms and conditions of a lease. The Company and its subsidiaries estimate the incremental rate using observable data (such as market interest rates), when available, and considers in this estimate aspects that are specific to the Company and its subsidiaries.

c) Breakdown

	12.31.22			12.31.21
	Current	Non-current	Total	Current	Non-current	Total
Financial institution (c.1)	1,073,090	—	1,073,090	50	4	54
PSI	3	—	3	50	4	54
Law No. 4,131	1,073,087	—	1,073,087	—	—	—
Suppliers (c.2)	—	—	—	224,556	—	224,556

Debentures (c.3)	236,833	3,500,000	3,736,833	1,028,463	—	1,028,463
5th issue	—	—	—	1,028,463	—	1,028,463
7th issue	236,833	3,500,000	3,736,833	—	—	—

Leases (c.4)	3,503,167	8,529,436	12,032,603	2,907,481	8,322,618	11,230,099

5G Licences (c.5)	652,301	1,191,670	1,843,971	2,746,342	1,704,464	4,450,806

Liabilities for the acquisition of a company (c.6)	554,554	60,745	615,299	—	—	—

Total	6,019,945	13,281,851	19,301,796	6,906,892	10,027,086	16,933,978

All liabilities shown in the table above were contracted in local currency (R$), except for the loan from Citibank, contracted in foreign currency (US dollar).

c.1) Loans and financing – Financial Institutions

On April 8, 2022, a foreign currency denominated loan was obtained from Citibank (US dollar), through Law No. 4.131, of US$ 213,413 thousand, equivalent to R$1,000,000, maturing on September 28, 2023, remunerated at 3.1546% p.a. Interest will be paid semi-annually and principal will be paid at the end of the transaction. On April 8, 2022, a swap agreement was signed, exchanging the debt remuneration for CDI + 0.70% p.a.

c.2) Financing – Suppliers

Through bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 98.9% to 120.8% in December 31, 2021. In 2022, the Company settled all balances of the agreements.

c.3) Debentures

The 5th issues

The 5th issue was settled on February 8, 2022, maturity date. The total settlement amount was R$1,039,012, of which R$1,000,000 is principal and R$ 39,012 is interest.

The 7th issues

On July 14, 2022, the Company completed the placement of the 7th issue of simple, non-convertible debentures, of the unsecured type, in 2 series. A total of 3,500,000 debentures were issued with a nominal unit value of (R$1,000.00) (one thousand reais), with a total nominal value of R$3,500,000 and the settlement of the respective public offering will be concluded with restricted efforts.

●	The 1st series, in the nominal amount of R$1,500,000, bears interest at CDI + 1.12% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2025.
●	The 2nd series, in the nominal amount of R$2,000,000, bears interest at CDI + 1.35% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2027.

The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance, classifying them as “sustainability-linked”, under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.

c.4) Leases

The Company has agreements in which it is a lessee for: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit (“BTS”) sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remains unchanged until their sale, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement. On December 31, 2022, the longest maturity of these contracts is March 2036.

The weighted annual interest rate on lease contracts on December 31, 2022, is 13.45%, with an average maturity of 5.51 years.

The balances of the lease payables are as follows:

	12.31.22	12.31.21
Nominal value payable	15,760,333	13,997,417
Unrealized financial expenses	(3,727,730)	(2,767,318)
Present value payable (1)	12,032,603	11,230,099

Current	3,503,167	2,907,481
Non-current	8,529,436	8,322,618
(1)	On December 31, 2022 and 2021, the present value of balances payable, included R$55,960 and R$70,845, respectively, referring to lease agreements with Telefónica Group companies (Note 29).

c.5) 5G licenses

On December 3, 2021, Term authorizations were signed with ANATEL from its auctions for the implementation of 5G technology, the Company having presented successful bids. These authorizations are valid for 20 years associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997 (Note 14.d).

These amounts are being updated by the reference rate of the Special System of Liquidation and Custody (“SELIC”), accumulated monthly and by the variation of the IGP-DI, as the case may be.

These Terms are guaranteed by insurance contracts.

c.6) Liabilities for the acquisition of a company

c.6.1) Acquisition of Garliava

The Company has some liabilities arising from in the Agreement (Note 2.d) entered into on January 28, 2021, between the Company and Oi, as follows:

Contractual retention

Retention of 10% of the acquisition price in the amount of R$488,458. This amount is being restated by the 100% CDI variation since the acquisition date and will remain withheld to guarantee possible compensation of amounts resulting from post-closing price adjustments and indemnification arising from remaining acts to be performed after the closing under the terms of the Contract. The balance on December 31, 2022 was R$522,297, which amount is deposited in court (note 10).

Contingent liabilities

Part of the transaction price is conditioned to the achievement of agreed objectives/goals. The Company evaluated and concluded that these and the target will be achieved. As a result, the fair value of the commitments is R$110,205, adjusted by the CDI rate from the date of acquisition to the date of effective payment to be fully repaid to Oi, which is expected to occur within 12 months. By December 31, 2022, with the fulfillment of the objectives/targets, the Company has already paid R$100,000. The balance on December 31, 2022 was R$15,000.

Termination costs

An adjustment for severance costs of R$8,333 was added to the acquisition price referring to costs incurred by Oi with the termination and rehiring of Oi employees by Garliava. These amounts will be fully refunded within 30 days from the date of notification to be sent by Oi. The balance on December 31, 2022 was R$8,333.

c.6.2) Acquisition of Vita IT by an indirect subsidiary

The amount of the total consideration transferred for the acquisition of Vita IT by TIS, the Company’s indirect subsidiary, was R$110,815. Of this amount, R$42,000 was paid in cash upon completion of the Transaction and R$69,669 will be paid pursuant to contractual clauses, restated by the IPCA, note 2.d).

d)  Repayment schedule

				Liabilities for
				the acquisition
				of a company -
Year	Debentures	Leases	5G Licenses	Vita IT	Total
2024	—	2,723,908	352,003	60,745	3,136,656
2025	1,500,000	1,830,887	52,531	—	3,383,418
2026	—	1,336,718	52,531	—	1,389,249
2027	2,000,000	931,904	52,531	—	2,984,435
2028 onwards	—	1,706,019	682,074	—	2,388,093
Total	3,500,000	8,529,436	1,191,670	60,745	13,281,851

e)  Changes

						Liabilities for the
						acquisition of a
						company -
	Loans and			Financing -		Garliava and Vita
	financing	Debentures	Leases	suppliers	5G Licenses	IT (Note 2.d)	Total
Balance on 12.31.20	112	2,044,576	10,818,778	375,700	—	—	13,239,166
Additions (1)	—	—	3,113,349	221,840	4,459,442	—	7,794,631
Financial charges (Note 28)	20	49,786	828,710	7,899	37,800	—	924,215
Issue costs	—	1,082	—	—	—	—	1,082
Write-offs (cancellation of contracts)	—	—	(270,164)	—	—	—	(270,164)
Write-offs (payments), principal	(74)	(1,028,312)	(2,455,690)	(370,635)	(46,436)	—	(3,901,147)
Write-offs (payments), financial charges	(4)	(38,669)	(804,884)	(10,248)	—	—	(853,805)
Balance on 12.31.21	54	1,028,463	11,230,099	224,556	4,450,806	—	16,933,978
Additions (1)	1,000,000	3,500,000	3,229,338	—	—	—	7,729,338
Exchange variation (Note 28)	108,310	—	—	—	—	—	108,310
Financial charges (Note 28)	(17,559)	247,381	1,292,376	5,816	282,784	39,488	1,850,286
Business combination - Garliava and Vita IT (Note 2.d)	—	—	589,024	—	—	675,811	1,264,835
Write-offs (cancellation of contracts)	—	—	(67,220)	—	—	—	(67,220)
Write-offs (payments), principal	(50)	(1,000,000)	(2,940,222)	(224,556)	(2,721,392)	(100,000)	(6,986,220)
Write-offs (payments), financial charges	(17,665)	(39,011)	(1,300,792)	(5,816)	(168,227)	—	(1,531,511)
Balance on 12.31.22	1,073,090	3,736,833	12,032,603	—	1,843,971	615,299	19,301,796

(1) The amounts of financing inflows (suppliers), leases and 5G licenses do not have the effect of inflowing resources (cash).

22)  DEFERRED INCOME

	12.31.22	12.31.21
Contractual Liabilities (costumers contracts) (1)	865,407	619,881
Sale of goods and fixed assets (2)	78,027	91,058
Government grants	28,162	39,341
Other	11,827	8,230
Total	983,423	758,510

Current	845,645	604,646
Non-current	137,778	153,864

(1)Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

Below, we present the changes in contractual liabilities (contracts with customers), mainly represented by the sale of prepaid credits.

Balance on 12.31.20	529,179
Additions	7,496,088
Write-offs, net	(7,405,386)
Balance on 12.31.21	619,881
Additions	7,794,042
Write-offs, net	(7,583,863)
Business combination - Garliava (Note 2.d)	35,347
Balance on 12.31.22	865,407

Below, we present the expected terms for the realization of contractual, non-current liabilities.

Year
2023	819,835
2024	27,720
2025	2,748
2026	3,594
2027	3,382
2028 onwards	8,128
Total	865,407

23)  OTHER LIABILITIES

	12.31.22	12.31.21
Surplus from post-employment benefit plans (Note 31)	769,816	649,817
Liabilities with ANATEL (1)	776,878	565,123
Third-party withholdings (2)	299,411	181,818
Amounts to be refunded to customers	63,460	43,964
Liabilities with related parties (Note 29)	124,724	137,861
Other liabilities	45,145	52,368
Total	2,079,434	1,630,951

Current	601,053	466,342
Non-current	1,478,381	1,164,609
(1)

Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in Federal District and the states of Rio de Janeiro and Rio Grande do Sul (Note 14.d).

(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

24)  EQUITY

a)  Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) - establishes that capital may be increased by an Extraordinary Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

On October 31, 2022, the Company, pursuant to the provisions of article 157, paragraph 4, of Law No. 6,404/76 (“Corporate Law”) and pursuant to CVM Resolution No. 44/2021, as amended , informed its shareholders and the market in general that the Voting Agreement entered into on October 1, 2020 by the controlling shareholders Telefónica, TLH and SPTE, with the intervening consent of the Company (“Voting Agreement”), lost its purpose and effectiveness as a result of the liquidation and extinction of SPTE that occurred on October 31, 2022, given that its purpose was to maintain the exercise of power of direct control by SPTE. Shares issued by the Company owned by SPTE were delivered to its partners Telefónica and TLH, in proportion to their respective holdings in the Company’s capital stock, within the scope of sharing the shareholders’ equity. The liquidation of SPTE, the consequent termination of the Voting Agreement and the aforementioned delivery of shares did not result in a change in the composition of the Company’s control (which was already indirectly held jointly by TLH, Telefónica and SPTE, all companies under common control of Telefónica ), its administrative structure or its regular functioning.

Subscribed and paid-in capital on December 31, 2022 and 2021 amounted to R$63,571,416, represented by shares, all common, book-entry and without par value, distributed as follows:

	12.31.22		12.31.21
Shareholders	Number	%	Number		%
Controlling Group	1,244,241,119	74.20%	1,244,241,119		73.58%
Telefónica Latinoamérica Holding, S.L.	634,399,555	37.83%	503,329,803		29.77%
Telefónica	608,905,051	36.31%	407,279,213		24.09%
SP Telecomunicações Participações	—	0.00%	332,695,590		19.67%
Telefónica Chile	936,513	0.06%	936,513		0.05%
Other shareholders	419,315,612	25.00%	432,697,152		25.59%
Treasury Shares	13,381,540	0.80%	14,046,652		0.83%
Total shares	1,676,938,271	100.00%	1,690,984,923		100.00%
Treasury Shares	(13,381,540)		(14,046,652)
Total shares outstanding	1,663,556,731		1,676,938,271

Book value per outstanding share:
on 12.31.22				R$	41.12
on 12.31.21				R$	41.70

b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (Telefónica and TLH) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account on December 31, 2022 and 2021 totaled R$63,074.

b.2) Other capital reserves (Breakdown)

Below, we present the composition of other capital reserves:

	12.31.22	12.31.21
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancellation of treasury shares (2)	(718,643)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of acquisitions and disposals of companies (5)	(72,369)	(74,778)
Total	693,778	1,297,905
(1)	It refers the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)Refers to the cancellation of 2,332,686 (equivalent to R$112,107) and 14,046,652 (equivalent to R$606,536) shares issued by the Company, held in treasury, approved by the AGEs of March 12, 2015 and February 2022, respectively.

(3)	The value refers direct costs (net of taxes) of Company capital that increased on April 30,2015, arising from the Primary Offering of Shares.
(4)	The value refers the difference between the economic values that comes from the merger of shares owned by GVTPart, issued on the transaction closing date.
(5)

Refers to the effects of the acquisition and sale of companies, namely: (i) Lemontree, GTR, CyberCo Brasil, FiBrasil, CloudCo Brasil and IoTCo Brasil by the Company; (ii) TGLog and Terra Networks by TData; and (iii) TIS by Terra Networks.

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the equity instruments of the Company. Any difference between the book value and the consideration is recognized in other capital reserves.

Company Share Repurchase Program

On February 22, 2022, the Company’s Board of Directors, in accordance with article no. 15, item XV of the Bylaws and CVM Instruction no. 567/2015, approved a new Share Repurchase Program of the Company, for the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase is being carried out using the capital reserve balance included in the Company’s latest Annual Financial Statements as of December 31, 2021, and considering the exceptions referred to in article 7, § 1, of ICVM 567/2015 (R$649.4 million).

This program will be in effect until February 22, 2023, with acquisitions carried out at B3, at market prices, observing legal and regulatory limits, and it is up to the Company’s management to decide the moment and number of shares to be acquired, respecting the limits provided for in the Program and in the applicable regulations.

Events involving treasury shares

●	Cancellation of treasury shares: at a meeting held by the Company’s Board of Directors, held on February 18, 2022, the cancellation of 14,046,652 common shares was approved, as of December 31, 2021, in the amount of R$606,536. This cancellation was recorded as a contra entry to “Capital Reserves”.

●	Share Repurchase Program: buyback of 13,381,200 common shares, in the total amount of R$607,429, arising from the Company’s Own Share Repurchase Program.
●	Right of Withdrawal (Acquisition of part of UPI Ativos Móveis from Oi, note 2.d): Following the ratification approved by the AGE, the shareholders holding shares issued by the Company that, in relation to the ratification (i) did not vote in favor; (ii) abstained from voting; or (iii) did not attend the EGM, had the right to withdraw from the Company under the following terms and conditions:
✓	Right of Withdrawal and Cut-Off Date: to shareholders holding common shares issued by the Company who, demonstrably, held such shares, uninterruptedly, from January 29, 2021 (inclusive), until the effective exercise date Right of Withdrawal.
✓	Reimbursement Amount: the reimbursement amount per common share paid as a result of exercising the Right of Withdrawal, calculated based on (i) the Company’s shareholders’ equity contained in the financial statements for the year ended December 31, 2021, duly approved by the Company’s Annual General Meeting held on April 26, 2022 (“AGO”); and (ii) the number of common shares, excluding treasury shares, existing on December 31, 2021, corresponds to R$41.70 (forty-one reais and seventy cents) per share. The amount equivalent to the amount of additional dividends declared by the Company at the AGM was deducted from the reimbursement value per share, since the value of the additional dividends declared comprised the earnings account and, therefore, the book value per share on December 31, 2021. Considering that, on December 31, 2021, the Company’s capital stock was divided into 1,676,938,271 common shares (excluding treasury shares), the reimbursement amount paid to dissenting shareholders, corresponding to the adjusted net equity value, was from R$ 40.49 (forty reais and forty-nine cents) per common share.
✓	Request for a Special Balance Sheet: pursuant to article 45, second paragraph of the Brazilian Corporate Law, as the approval of the Ratification by the EGM took place more than 60 days after the date of the last balance sheet approved by the AGM, the dissenting shareholder was allowed to request, together with the repayment, special balance sheet withdrawal.
✓	Deadline for Exercising the Right of Withdrawal: pursuant to article 137, item IV, of the Corporate Law, considering that the publication of the EGM minutes took place on August 5, 2022, and that the next subsequent business day was August 8, 2022, the 30-day period for exercising the Right of Withdrawal began on August 8, 2022 (inclusive) and ended on September 6, 2022 (inclusive).
✓	During the exercise period for the Right of Withdrawal, three Company shareholders opted to withdraw from the Company, who held 340 common shares issued by the Company. On September 16, 2022, the Company paid R$14 to dissenting shareholders.

Changes

	Number of shares	Values
Balance on 12.31.20	2,810,752	110,541
Share buybacks	11,235,900	495,995
Balance on 12.31.21	14,046,652	606,536
Share buybacks	13,381,200	607,429
Right of recess	340	14
Share cancellations	(14,046,652)	(606,536)
Balance on 12.31.22	13,381,540	607,443

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid-in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

The balance of this account on December 31, 2022 totaled R$3,589,552 (on December 31, 2021 totaled R$3,385,302).

c.2) Tax Incentives

The Company has tax benefits relating to: (i) ICMS in the states of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies of said states, linked to investments in the installation of SMP support equipment, in full operation and operation , in accordance with the rules in force, which ensure that the locations listed in the notice are included in the SMP coverage area and; (ii) 75% reduction in IRPJ levied on income earned in the states of the North and Northeast regions of the country (SUDAM and SUDENE areas).

The portion of profit subject to the incentive was excluded from dividend calculation and may be used only in the event of capital increase or loss absorption.

The balance of this account on December 31, 2022 totaled R$214,449 (on December 31, 2021 totaled R$119,354).

d)  Dividend and interest on equity (IOE)

d.1) Allocation of dividends and interest on equity for the 2022 and 2021

The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.

In 2022

At meetings of the Company’s Board of Directors, ad referendum of the General Shareholders’ Meeting (“AGM”) to be held in 2023, approved the distribution of interim interest on equity, related to the year of 2022, pursuant to article 26 of the Company’s Bylaws, Article 9 of Law No. 9,249 / 95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2022 year, as follows:

	Dates			Gross Amount
						Amount per Share,
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Net

IOE	02/16/22	02/25/22	until 07/31/23	180,000	153,000	0.091286
IOE	03/17/22	03/31/22	until 07/31/23	250,000	212,500	0.126898
IOE	04/13/22	04/29/22	until 07/31/23	150,000	127,500	0.076179
IOE	06/14/22	06/30/22	until 07/31/23	480,000	408,000	0.244216
IOE	08/19/22	08/31/22	until 07/31/23	300,000	255,000	0.152788
IOE	12/09/22	12/29/22	until 07/31/23	715,000	607,750	0.364995
Dividends	12/09/22	12/29/22	until 07/31/23	1,000,000	1,000,000	0.601122
Total				3,075,000	2,763,750

In 2021

At the AGM held on April 26, 2022, the financial statements and allocations of income for the year 2021 were approved by majority vote of the holders of common shares.

At the time of the acquisitions of own shares to be held in treasury under the Company’s Share Buyback Program, the Company released a Notice to the Market on April 26, 2022, informing that the value per common share of the proposed additional dividend in the amount of R$2,028,524 was updated to 1.212002. This dividend will be paid on October 18, 2022, being credited individually to shareholders, subject to the shareholding position contained in the Company’s records at the end of April 26, 2022.

During the 2021 fiscal year, the Company allocated intermediate dividends and interest on equity, which were imputed to the minimum mandatory dividends, as follows:

	Dates			Gross Amount
						Amount per Share,
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Net

IOE	02/12/21	02/26/21	07/19/22	150,000	127,500	0.075561
IOE	03/18/21	03/31/21	07/19/22	270,000	229,500	0.136084
IOE	04/15/21	04/30/21	07/19/22	280,000	238,000	0.141197
IOE	06/17/21	06/30/21	07/19/22	630,000	535,500	0.317815
IOE	09/16/21	09/30/21	07/19/22	600,000	510,000	0.303695
IOE	12/10/21	12/27/21	07/19/22	805,000	684,250	0.408035
Dividends	12/10/21	12/27/21	10/18/22	1,500,000	1,500,000	0.894487
Dividends	04/26/22	04/26/22	10/18/22	2,028,524	2,028,524	1.212002
Total				6,263,524	5,853,274

d.2) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.

For the years ended December 31, 2022 and 2021, the Company reversed unclaimed dividends and interest on equity amounting to R$167,449 and R$116,236, respectively, which were included in calculations for decisions on Company dividends.

d.3) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

The table below shows the calculation of dividends and interest on equity for 2022 and 2021:

	2022	2021
Net income for the year	4,085,013	6,239,364
(-) Allocation to legal reserve	(204,250)	(311,968)
(-) Tax incentives - not distributable	(95,095)	(43,009)
Adjusted net income	3,785,668	5,884,387
Dividend and IOE distributed for the year:	(3,075,000)	(4,235,000)
Interest on equity (gross)	(2,075,000)	(2,735,000)
Interim dividends	(1,000,000)	(1,500,000)
Balance of unallocated net income	710,668	1,649,387
(+) Unclaimed dividends and interest on equity	167,449	116,236
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(51,386)	262,901
Income available to be distributed	826,731	2,028,524

Proposal for Distributions:
Proposed additional dividends - Net income for the year	826,731	2,028,524

Mandatory minimum dividend - 25% of adjusted net income	946,417	1,471,097

The amount per common share of the additional dividends proposed for 2021 was R$0.496960 (R$1.209659 in 2021).

The proposal to management of the 2022 financial year that is presented above will be submitted to the annual general meeting to be held in 2023.

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

Changes in other comprehensive income were as follows:

	Financial assets at		Currency translation
	fair value through other		effects - foreign
	comprehensive income	Derivative transactions	investments	Total
Balance on 12.31.20	(8,791)	(4,147)	78,826	65,888
Translation losses	—	—	(1,186)	(1,186)
Gains from derivatives	—	3,738	—	3,738
Losses on financial assets at fair value through other comprehensive income	(283)	—	—	(283)
Balance on 12.31.21	(9,074)	(409)	77,640	68,157
Translation losses	—	—	(16,258)	(16,258)
Gains from derivatives	—	424	—	424
Losses on financial assets at fair value through other comprehensive income	(140)	—	—	(140)
Balance on 12.31.22	(9,214)	15	61,382	52,183

f)  Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

Below, we present the earnings per share calculations for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Net income for the year	4,085,013	6,239,364	4,770,527
Common shares	4,085,013	6,239,364	1,991,046
Preferred shares	n.a.	n.a.	2,779,481

Number of shares (thousands):	1,670,851	1,683,095	1,688,615
Weighted average number of outstanding common shares for the year	1,670,851	1,683,095	685,522
Weighted average number of outstanding preferred shares for the year	n.a.	n.a.	1,003,093

Basic and diluted earnings per share:
Common shares	2.44	3.71	2.90
Preferred shares	n.a.	n.a.	2.77

g)  Non-controlling shareholders

Following the partial sales (49.99%) of CloudCo Brasil and IoTCo Brasil in 2021 and the (2.0%) of formation of Vivo Ventures in 2022 (Note 2.d), the consolidated information includes the interest held by controlling and non-controlling shareholders. controllers, as follows:

	Vivo Ventures	CloudCo Brasil	IoTCo Brasil	Total
Equity at closing date (1)	—	95,368	82,688	178,056
Company	—	47,694	41,352	89,046
Non-controlling shareholders	—	47,674	41,336	89,010
Net equity movements after closing in 2021	—	(7)	—	(7)
Company	—	(4)	—	(4)
Non-controlling shareholders	—	(3)	—	(3)
Statements of income movements after closing in 2021	—	(18,516)	(1,503)	(20,019)
Company	—	(9,260)	(752)	(10,012)
Non-controlling shareholders	—	(9,256)	(751)	(10,007)
Equity on 12.31.21	—	76,845	81,185	158,030
Company	—	38,430	40,600	79,030
Non-controlling shareholders	—	38,415	40,585	79,000
Equity at closing date (1)	5,000	—	—	5,000
Company	4,900	—	—	4,900
Non-controlling shareholders	100	—	—	100
Net equity movements after closing in 2022	16,068	(78)	(328)	15,662
Company	15,747	(39)	(164)	15,544
Non-controlling shareholders	321	(39)	(164)	118
Statements of income movements after closing in 2022	(543)	(55,192)	981	(54,754)
Company	(532)	(27,602)	491	(27,643)
Non-controlling shareholders	(11)	(27,590)	490	(27,111)
Equity on 12.31.22	20,525	21,575	81,838	123,938
Company	20,115	10,789	40,927	71,831
Non-controlling shareholders	410	10,786	40,911	52,107

(1) Closing dates: Vivo Ventures on 04/11/22; CloudCo Brasil on 8/2/21 and IoTCo Brasil on 11/1/21.

h)  Reconciliation of parent company and consolidated net income

A reconciliation of the Company and Consolidated net income for the years ended December 31, 2022 and 2021 is presented below following the partial sales (49.99%) of the operations of CloudCo Brasil and IoTCo Brasil in 2021 and the (2.0%) of formation of Vivo Ventures in 2022 (Note 2.d):

	2022	2021
Company’s net income (Company)	4,085,013	6,239,364
Participation of non-controlling shareholders	(27,111)	(10,007)
CloudCo Brasil	(27,590)	(9,256)
IoTCo Brasil	490	(751)
Vivo Ventures	(11)	—
Company’s net income (Consolidated)	4,057,902	6,229,357

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

c)  Breakdown

	2022	2021	2020
Gross operating revenue	67,761,022	64,611,536	63,195,443
Services (1)	60,845,159	58,263,461	57,293,392
Sale of goods (2)	6,915,863	6,348,075	5,902,051

Deductions from gross operating revenue	(19,719,860)	(20,578,923)	(20,068,971)
Taxes	(11,460,021)	(13,019,110)	(13,022,712)
Services	(10,080,992)	(11,815,168)	(11,981,372)
Sale of goods	(1,379,029)	(1,203,942)	(1,041,340)

Discounts granted and return of goods	(8,259,839)	(7,559,813)	(7,046,259)
Services (3)	(6,199,625)	(5,533,773)	(4,968,350)
Sale of goods	(2,060,214)	(2,026,040)	(2,077,909)

Net operating revenue	48,041,162	44,032,613	43,126,472
Services	44,564,542	40,914,520	40,343,670
Sale of Goods	3,476,620	3,118,093	2,782,802
(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.
(3)	The consolidated balances in the December 31, 2022, include R$615,750 to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, resulting in the reduction of ICMS rate on communications services. The balance was recorded as a contra entry to provisions and contingences (Note 20).

No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2022, 2021 and 2020.

26)  OPERATING COSTS AND EXPENSES

	2022
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(1,109,109)	(3,059,974)	(719,017)	(4,888,100)
Third-party services (2)	(8,865,064)	(5,730,219)	(1,063,572)	(15,658,855)
Rental, insurance, condominium and connection means (3)	(1,307,950)	(66,148)	(48,182)	(1,422,280)
Taxes, charges and contributions (4)	(1,905,558)	(33,255)	(53,395)	(1,992,208)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,315,614)	—	(1,315,614)
Depreciation and amortization (5)	(10,309,553)	(1,521,709)	(828,611)	(12,659,873)
Cost of goods sold	(3,841,064)	—	—	(3,841,064)
Materials and other operating costs and expenses	(93,382)	(112,207)	(24,823)	(230,412)
Total	(27,431,680)	(11,839,126)	(2,737,600)	(42,008,406)

	2021
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(861,876)	(2,661,782)	(588,016)	(4,111,674)
Third-party services (2)	(8,019,315)	(5,768,909)	(1,054,453)	(14,842,677)
Rental, insurance, condominium and connection means (3)	(1,187,976)	(57,852)	(44,187)	(1,290,015)
Taxes, charges and contributions (4)	(1,704,235)	(29,649)	(52,818)	(1,786,702)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,436,288)	—	(1,436,288)
Depreciation and amortization (5)	(9,688,780)	(1,506,862)	(842,689)	(12,038,331)
Cost of goods sold	(3,222,043)	—	—	(3,222,043)
Materials and other operating costs and expenses	(97,144)	(132,775)	(33,742)	(263,661)
Total	(24,781,369)	(11,594,117)	(2,615,905)	(38,991,391)

	2020
			General and
	Cost of sales		administrative
	and services	Selling expenses	expenses	Total
Personnel (1)	(775,789)	(2,522,455)	(442,716)	(3,740,960)
Third-party services (2)	(7,120,850)	(5,888,370)	(1,078,582)	(14,087,802)
Rental, insurance, condominium and connection means (3)	(1,284,943)	(59,578)	(45,140)	(1,389,661)
Taxes, charges and contributions (4)	(1,690,171)	(32,517)	(47,428)	(1,770,116)
Estimated impairment losses on accounts receivable	—	(1,740,358)	—	(1,740,358)
Depreciation and amortization (5)	(8,865,855)	(1,495,229)	(866,414)	(11,227,498)
Cost of goods sold	(2,878,533)	—	—	(2,878,533)
Materials and other operating costs and expenses	(76,942)	(133,048)	(44,713)	(254,703)
Total	(22,693,083)	(11,871,555)	(2,524,993)	(37,089,631)
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

(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.
(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)	Includes the consolidated amounts of R$3,049,570, R$2,737,111 and R$2,225,639 in the years ended December 31, 2022, 2021 and 2020, respectively, related to the leases depreciation (Note 13.e).

27)  OTHER OPERATING INCOME (EXPENSES)

	2022	2021	2020
Recovered expenses and fines (1)	960,851	2,534,835	993,551
Provisions for labor, tax and civil contingencies (Note 20)	(653,686)	(1,066,022)	(673,905)
Net income from the FiBrasil operation, including goodwill write-off (Note 2.d)	—	416,577	—
Other operating income, net (2)	281,732	42,235	224,442
Total	588,897	1,927,625	544,088
Other operating income	1,242,583	2,993,647	1,419,113
Other operating expenses	(653,686)	(1,066,022)	(875,025)
Total	588,897	1,927,625	544,088
(1)	For the years ended December 31, 2022, 2021 and 2020, includes tax credits, in the amounts of R$396,723, R$1,660,295 and R$435,698, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized tax credits of PIS and COFINS (note 9). The remaining balance refers to contractual fines and other tax credits.
(2)	Includes amounts of net gains on disposal of assets (real estate, scrap, etc.) and expenses with taxes on other income.

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

b) Breakdown

	2022	2021	2020
Financial Income
Interest income	571,784	312,978	177,236
Interest receivable (customers, taxes and other)	154,263	111,585	98,232
Gain on derivative transactions (Note 32)	390,146	149,089	181,162
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others) (1)	1,040,811	734,336	780,663
Other financial income	59,194	2,545	114,237
Total	2,216,198	1,310,533	1,351,530

Financial Expenses
Loan, financing, debenture, leases charges and liabilities for the acquisition of a company (Note 21) (2)	(1,850,286)	(924,215)	(648,816)
Loss on derivative transactions (Note 32)	(495,668)	(161,779)	(179,128)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(345,424)	(194,223)	(129,030)
Foreign exchange variations on loans and financing (Note 21)	(108,310)	—	—
Expenses with monetary variations of provisions for contingencies (Note 20)	(893,963)	(887,446)	(555,542)
Other expenses with foreign exchange and monetary variation (suppliers, taxes and others)	(86,276)	(76,276)	(250,281)
IOF, Pis, Cofins and other financial expenses	(202,591)	(193,174)	(162,162)
Total	(3,982,518)	(2,437,113)	(1,924,959)
Financial income (expenses), net	(1,766,320)	(1,126,580)	(573,429)
(1)	For the years ended December 31, 2022, 2021 and 2020, includes tax credits, in the amounts of R$816,038, R$609,096 and R$512,659, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized PIS tax credits and COFINS (note 9).
(2)	Includes the consolidated amounts of R$1,292,376, R$828,710 and R$526,127 in the years ended December 31, 2022, 2021 and 2020, respectively, related to leases charges (Note 21.e).

29)  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)  Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with member companies of the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties. These refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.
b)	Consulting service for the construction of a fiber optic network.
c)	Installments receivable on the sale of equity interest and capital contributions, as well as the update of these values.
d)	Corporate services passed through at the cost effectively incurred.
e)	Right to use certain software licenses and maintenance and support contracted.
f)	International transmission infrastructure for several data circuits and roaming services contracted.
g)	Adquira Sourcing platform - online solution to for purchase and sale of various goods and services.
h)	Cost Sharing Agreement for digital business
i)	Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.
j)	Data communication services and integrated solutions.
k)	Long distance calling and international roaming services.
l)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest. As informed in note 24.a, SPTE was liquidated and extinguished on October 31, 2022 and, therefore, the amount presented in the income statement table refers to the period from January to October 2022.
m)	Brand fee for assignment of rights to use the brand.
n)	Rental of buildings, data circuit and/or infrastructure.
o)	Factoring transactions, credit facilities for services provided by the Group’s suppliers.
p)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

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

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		12.31.22			12.31.21
	Type of	Cash and cash	Accounts	Other	Cash and cash	Accounts
Companies	transaction	equivalents	receivable	assets	equivalents	receivable	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	—	—	—	—	1	10,315
Telefónica Latinoamerica Holding	d)	—	—	23,287	—	—	24,879
Telefónica	d)	—	—	2,791	—	—	4,825
		—	—	26,078	—	1	40,019
Other Group companies
Telefonica Global Solutions Participações	a) / d) / n)	—	5,295	124	—	3,632	109
Telefónica Venezolana	d) / k)	—	7,869	2,196	—	8,016	2,196
Telefônica Factoring do Brasil	d) / o)	—	1,799	74	—	2,187	80
Telefónica Global Solutions	f) / j) / k)	—	25,006	—	—	18,183	—
Telefonica Moviles España	k)	—	1,724	—	—	1,956	—
Telefónica Moviles Argentina	k)	—	6,273	—	—	6,352	—
Telfisa Global BV	i)	10,576	—	—	66,682	—	—
Telxius Cable Brasil	a) / d)	—	1,179	1,388	—	3,915	1,221
Telefonica Cibersegurança e Tecnologia Do Brasil	d) / e) / j) / n)	—	4,572	2,809	—	1,772	1,280
Telefônica Infra	c)	—	—	305,414	—	—	446,317
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / n)	—	7,232	35,297	—	12,167	53,088
Telefónica IoT & Big Data Tech	c) / d)	—	—	32,065	—	3,229	66,604
Telefonica Cybersecurity & Cloud Tech	c)	—	—	19,880	—	—	49,286
Outras		—	6,720	8,904	—	5,727	6,088
		10,576	67,669	408,151	66,682	67,136	626,269
Total		10,576	67,669	434,229	66,682	67,137	666,288

Current assets
Cash and cash equivalents (Note 3)		10,576	—	—	66,682	—	—
Trade accounts receivable (Note 5)		—	67,669	—	—	67,137	—
Other assets (Note 11)		—	—	253,144	—	—	301,427
Non-current assets
Other assets (Note 11)		—	—	181,085	—	—	364,861

		Balance Sheet - Liabilities
		12.31.22		12.31.21
		Trade	Other	Trade	Other
		accounts	liabilities and	accounts	liabilities and
Companies	Type of transaction	payable	leases	payable	leases
Parent Companies
SP Telecomunicações Participações	l)	—	—	—	26,855
Telefónica Latinoamerica Holding	d)	5,765	—	4,983	—
Telefónica	d) / m)	6,155	101,224	4,969	97,996
		11,920	101,224	9,952	124,851
Other Group companies
Telefonica Global Solutions Participações	f) / k)	42,639	318	45,493	318
Telefónica Compras Electrónica	g)	28,525	—	33,215	—
Telefónica Digital España	h)	78,128	—	69,966	—
Telefônica Factoring do Brasil	o)	—	5,109	—	7,253
Telefónica Global Technology	e)	32,579	—	9,448	—
Telefónica Global Solutions	f) / j) / k)	29,076	—	41,630	—
Telxius Cable Brasil	d) / f)	20,423	8,113	44,229	1,572
Telefonica Cibersegurança e Tecnologia Do Brasil	d) / e) / j)	39,163	—	59,886	37
Companhia AIX Participações	p)	2,636	55,960	2,238	70,845
Telefónica IoT & Big Data Tech	d) / h)	26,971	—	21,706	—
Telefonica Cybersecurity & Cloud Tech	h)	8,091	—	12,153	—
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	24,280	9,466	54,619	3,267
Outras		30,868	494	38,212	563
		363,379	79,460	432,795	83,855
Total		375,299	180,684	442,747	208,706

Current liabilities
Trade accounts payable and other payables (Note 17)		375,299	—	442,747	—
Leases (Note 21)		—	26,435	—	25,801
Other liabilities (Note 23)		—	118,303	—	134,221
Non-current liabilities
Leases (Note 21)		—	29,525	—	45,044
Other liabilities (Note 23)		—	6,421	—	3,640

		Income statement
		2022			2021			2020
			Operating			Operating			Operating
			revenues			revenues			revenues
			(cost and	Financial		(cost and	Financial		(cost and	Financial
		Operating	other	income	Operating	other	income	Operating	other	income
Companies	Type of transaction	revenues	expenses)	(expenses)	revenues	expenses)	(expenses)	revenues	expenses)	(expenses)
Parent Companies
SP Telecomunicações Participações	d) / l)	—	10,839	2,630	12	574	—	10	558	—
Telefónica Latinoamerica Holding	d)	—	16,280	(428)	—	5,925	(341)	—	19,181	7,217
Telefónica	d) / m)	—	(449,933)	12,113	—	(375,994)	(3,461)	—	(370,703)	(13,163)
		—	(422,814)	14,315	12	(369,495)	(3,802)	10	(350,964)	(5,946)
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / k) / n)	13,928	(110,417)	—	7,510	(108,094)	—	5,586	(105,384)	—
Telefónica Compras Electrónica	g)	—	(24,453)	(15)	—	(38,911)	—	—	(33,919)	—
Telefónica Digital España	h)	—	(177,107)	5,390	—	(155,508)	(4,351)	366	(142,343)	(22,992)
Telefônica Factoring do Brasil	d) / o)	5	1,455	(5,109)	1,882	254	(7,267)	7,674	252	(1,551)
Telefónica Global Technology	e)	—	(74,512)	17	—	(88,397)	(135)	—	(80,784)	(6,470)
Telefónica Global Solutions	f) / j) / k)	50,969	(67,157)	1,055	52,732	(72,781)	531	65,246	(88,730)	9,451
Telefonica Global Solutions Usa	f) / j)	—	(17,407)	766	343	(21,613)	(1,587)	—	(17,186)	(436)
Telxius Cable Brasil	a) / d) / f) / j) / n)	12,542	(236,318)	1,688	43,338	(235,371)	(7,381)	12,066	(314,327)	(30,251)
Telefonica Cibersegurança E Tecnologia do Brasil	d) / e) / j) / n)	1,713	(152,374)	—	974	(120,364)	—	347	(15,544)	—
Companhia AIX Participações	p)	30	1	(7,963)	20	—	(3,856)	28	—	(1,252)
Telefónica On The Spot Soluções Digitais do Brasil	d) / n)	168	(210)	—	16,891	(1,650)	—	282	(5,795)	—
Telefónica IoT & Big Data Tech	d) / h)	—	(101,757)	5,482	—	(76,218)	827	500	(4,838)	—
Telefonica Cybersecurity & Cloud Tech	h)	—	(19,238)	708	—	(19,842)	(229)	—	(1,811)	74
Telefônica Infra	c)	—	—	20,153	—	—	11,737	—	—	—
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / n)	7,639	(49,704)	973	39,018	(32,117)	973	—	—	—
Other		10,072	(19,452)	1,602	11,543	(61,349)	1,367	15,767	(70,982)	(66,718)
		97,066	(1,048,650)	24,747	174,251	(1,031,961)	(9,371)	107,862	(881,391)	(120,145)
Total		97,066	(1,471,464)	39,062	174,263	(1,401,456)	(13,173)	107,872	(1,232,355)	(126,091)

b)  Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2022 and 2021 totaled R$35,241 and R$32,205, respectively. Of this amount, R$21,141 (R$19,658 on December 31, 2021) corresponds to salaries, benefits and social charges and R$14,100 (R$12,547 on December 31, 2021) to variable compensation, which includes share-based payment plans.

These were recorded as personnel expenses in General and administrative expenses.

For the years ended December 31, 2022 and 2021, the Directors and Officers received no pension, retirement or similar benefits.

30)  SHARE-BASED PAYMENT PLANS

The Company’s parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP”) and Performance Share Plan (“PSP”)), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The Company approved an incentive plan (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). one) share issued by the Company (VIVT3) (“Unit” and “Share). Each Unit represents the expectation of the right to receive the full amount of 01 (one) Share, which will serve as a basis, considering the number of Units received, to determine the amount of incentive to be paid by the Company in cash to participants.

Delivery of shares and/or incentives is subject to: (i) maintaining an active employment relationship with the Telefónica Group on the consolidation date of the cycle; and (ii) the achievement of results that represent the fulfillment of the objectives established for the plan.

The level of success is based on comparing the evolution of shareholder remuneration, considering price and dividends (Total Shareholder Return - TSR) of the share of Telefónica or the Company, in relation to the evolution of the TSRs of the companies in the pre-defined Comparison Group, the achievement of the FCF (Free Cash Flow) of the Telefónica Group or the Company and the neutralization and reduction of CO2 emissions (as of the 2021 Cycle).

On December 31, 2022, the quoted value of Telefónica’s shares was 3.3850 euros.

The main plans in effect as of December 31, 2022 were:

●	Talent for the Future Share Plan (“TFSP”), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2020-2022 (January 1, 2020 to December 31, 2022): with 134 active executives, with the potential right to receive 107,600 Telefónica shares.

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 173 active executives, with the potential right to receive 295,000 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 136 active executives, with the potential right to receive 289,500 Telefónica shares.

●	Performance Share Plan (“PSP”), for its Vice Presidents and Directors globally:

Cycle 2020-2022 (January 1, 2020 to December 31, 2022): with 76 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 469,757 Telefónica shares.

Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 83 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 1,654,058 Telefónica shares.

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 103 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 865,821 Telefónica shares.

●	Performance Share Plan (“PSP VIVO”), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 101 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, with the potential right to receive the amount referring to 431,607 shares of the Company.

●	Telefónica Global Incentive Share Purchase Plan: Plan 100

Employees enrolled in the plan can acquire Telefónica shares through monthly contributions of 25 euros to 150 euros (or the equivalent in local currency), deducted from payroll, monthly with a maximum amount of 1,800 euros over a twelve-month period (purchase period).

The six months following the purchase period are the retention period for the purchased shares. At the end of this period, additional shares will be delivered, that is, for each share purchased by the employee, one free share will be granted.

The cycle of this plan is effective from September 1, 2022 to March 31, 2024.

The delivery of shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) remaining in the company during the two-year duration of the program (vesting period), subject to certain special conditions in relation to layoffs; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, who remain in the Telefónica Group, who have held the shares acquired for an additional period of six months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired. and retained until the end of the vesting period.

To commemorate the 100th anniversary of Telefónica’s incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (“the Commemoration Shares”) free of charge.

The delivery of commemorative shares will occur after the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) to keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).

The expenses of the Company and its subsidiaries with the share-based compensation plans described below, when applicable, are recorded as personnel expenses, segregated in the Cost of Services Rendered, Selling Expenses and General and Administrative Expenses groups (note 26) , in the amounts of R$38,528 and R$17,867 for the years ended December 31, 2022 and 2021, respectively.

On December 31, 2022 and 2021, the consolidated liability balances of the share compensation plans were R$77,175 and R$109,682, respectively, including taxes.

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

c)    Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS and CloudCo Brasil

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

The position of plan assets is on December 31, 2022 and 2021, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2022, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of August 31, 2022, both plans projected for December 31, 2022. For comparative exercises, the actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2021, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of August 31, 2021, both plans projected for December 31, 2021.

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

c.2) Post-employment Social Security Plans

The actuarial valuation carried out for the CTB and PBS-A pension plans used the registration of participants with a base date of July 31, 2022, projected for December 31, 2022, and the registration of participants with a base date of July 31, 2021, projected for December 31, 2021.

The actuarial valuation carried out for the pension plans Telefônica BD and Plans Visão used the registration of participants with a base date of August 31, 2022, projected for December 31, 2022 and the registration of participants with a base date July 31, 2021, projected to December 31, 2021.

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

According to PREVIC Ordinance No. 1,061, of December 5, 2019, published in the DOU on December 9, 2019, Sistel approved the distribution of part of its surplus, in the form of PBS-A’s special reserve, with reversal of values to sponsors and improvement of benefits, in the form of temporary income, to those assisted.The participation corresponding to the Company in the distribution of this reserve was calculated in the amount of R$215,328, with expected distribution in the form of 36 monthly payments, corrected by the plan’s income, already received in full by the Company (Note 11).

Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2022 and 2021. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

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

c.2.4) VISÃO Plans (Visão Telefônica and Visão Multi plans)

The Company and its subsidiaries sponsor defined contribution plans with defined benefit components (hybrid plans) and pension benefits, the Visão plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$53,732 on December 31, 2022 (R$54,592 on December 31, 2021).

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

c.3)  Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets)

	12.31.22			12.31.21
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Present value of DB plan obligations	1,969,220	1,495,397	3,464,617	2,066,175	1,401,044	3,467,219
Fair value of plan assets	3,273,309	909,271	4,182,580	3,310,273	860,165	4,170,438
Net liabilities (assets)	(1,304,089)	586,126	(717,963)	(1,244,098)	540,879	(703,219)

Asset limitation	1,368,814	114,804	1,483,618	1,217,739	40,146	1,257,885

Current assets	—	—	—	(90,538)	—	(90,538)
Non-current assets	(4,161)	—	(4,161)	(4,613)	—	(4,613)
Current liabilities	7,643	19,734	27,377	7,146	12,800	19,946
Non-current liabilities	61,243	681,196	742,439	61,646	568,225	629,871

c.3.2) Total expenses recognized in the statement of income

	2022			2021			2020
	Post-	Post-		Post-	Post-		Post-	Post-
	retirement	retirement		retirement	retirement		retirement	retirement
	pension plans	health plans	Total	pension plans	health plans	Total	pension plans	health plans	Total
Current service cost	1,857	13,667	15,524	2,184	21,361	23,545	3,036	26,576	29,612
Net interest on net actuarial assets/liabilities	(2,466)	51,628	49,162	(7,062)	70,436	63,374	(10,385)	82,151	71,766
Total	(609)	65,295	64,686	(4,878)	91,797	86,919	(7,349)	108,727	101,378

c.3.3) Amounts recognized in other comprehensive income (loss)

	2022			2021			2020
	Post-	Post-		Post-	Post-		Post-	Post-
	retirement	retirement		retirement	retirement		retirement	retirement
	pension plans	health plans	Total	pension plans	health plans	Total	pension plans	health plans	Total
Actuarial losses (gains)	(46,511)	6,843	(39,668)	(70,083)	(399,872)	(469,955)	114,556	(256,010)	(141,454)
Asset limitation effect	46,240	71,149	117,389	56,024	17,008	73,032	(128,320)	(40,137)	(168,457)
Total	(271)	77,992	77,721	(14,059)	(382,864)	(396,923)	(13,764)	(296,147)	(309,911)

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	12.31.22			12.31.21
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Net defined benefit liability (asset) at the beginning of the year	(26,359)	581,025	554,666	(91,272)	880,791	789,519
Expenses	(609)	65,295	64,686	(4,878)	91,797	86,919
Sponsor contributions	(7,529)	(23,382)	(30,911)	(8,071)	(8,699)	(16,770)
Amounts recognized in OCI	(271)	77,992	77,721	(14,059)	(382,864)	(396,923)
Distribution of reserves	99,493	—	99,493	91,921	—	91,921
Net defined benefit liability (asset) at the end of the year	64,725	700,930	765,655	(26,359)	581,025	554,666
Actuarial assets per balance sheet	(4,161)	—	(4,161)	(95,151)	—	(95,151)
Actuarial liabilities per balance sheet	68,886	700,930	769,816	68,792	581,025	649,817

c.3.5) Changes in defined benefit liability

	12.31.22			12.31.21
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Defined benefit liability at the beginning of the year	2,066,175	1,401,044	3,467,219	2,238,700	1,863,359	4,102,059
Current service costs	1,857	13,667	15,524	2,184	21,361	23,545
Interest on actuarial liabilities	169,354	121,216	290,570	160,140	144,463	304,603
Benefits paid	(188,382)	(70,975)	(259,357)	(175,863)	(52,570)	(228,433)
Member contributions paid	368	—	368	336	—	336
Actuarial losses (gains) adjusted by experience	63,005	189,038	252,043	176,664	(316,034)	(139,370)
Actuarial losses (gains) adjusted by financial assumptions	(143,157)	(158,593)	(301,750)	(335,986)	(259,535)	(595,521)
Defined benefit liability at the end of the year	1,969,220	1,495,397	3,464,617	2,066,175	1,401,044	3,467,219

c.3.6) Changes in the fair value of plan assets

	12.31.22			12.31.21
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Fair value of plan assets at the beginning of the year	3,310,273	860,165	4,170,438	3,411,297	1,004,048	4,415,345
Benefits paid	(182,298)	(47,636)	(229,934)	(169,257)	(43,912)	(213,169)
Participants contributions paid	368	—	368	336	—	336
Sponsor contributions paid	1,445	43	1,488	1,465	40	1,505
Interest income on plan assets	276,655	73,096	349,751	247,591	75,686	323,277
Return on plan assets excluding interest income	(33,641)	23,603	(10,038)	(89,238)	(175,697)	(264,935)
Distribution of reserves	(99,493)	—	(99,493)	(91,921)	—	(91,921)
Fair value of plan assets at the end of the year	3,273,309	909,271	4,182,580	3,310,273	860,165	4,170,438

c.3.7) Changes in asset limitation

	12.31.22			12.31.21
	Post-retirement	Post-retirement		Post-retirement	Post-retirement
	pension plans	health plans	Total	pension plans	health plans	Total
Asset Limitation at the beginning of the year	1,217,739	40,146	1,257,885	1,081,325	21,480	1,102,805
Interest on the asset limitation	104,835	3,509	108,344	80,390	1,658	82,048
Changes in the assets limitation, except interest	46,240	71,149	117,389	56,024	17,008	73,032
Asset Limitation at the end of the year	1,368,814	114,804	1,483,618	1,217,739	40,146	1,257,885

c.3.8) Results projected for 2023

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Current service cost	1,747	9,378	11,125
Net interest on net defined benefit liability/asset	5,903	68,825	74,728
Total	7,650	78,203	85,853

c.3.9) Sponsoring company contributions projected for 2023

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Sponsor contributions	1,750	—	1,750
Benefits paid directly by the sponsor	7,643	19,822	27,465
Total	9,393	19,822	29,215

c.3.10) Average weighted duration of defined benefit liability

	Post-		Post-
	retirement		retirement
	pension plans		health plans
In 2022	7.8	years	13.5	years
In 2021	8.4	years	14.3	years

c.3.11) Actuarial assumptions

12.31.22
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	9.75% to 9.83%	9.78% to 9.83%
Future salary growth rate	4.57% to 6.35%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50% ) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2015 to 2017)	Turnover experience in VISÃO plans (2015 to 2017)

12.31.21
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	8.56% to 8.61%	8.74% to 8.78%
Future salary growth rate	4.32% to 6.09%	N/A
Medical expense growth rate	N/A	6.35%
Nominal annual adjustment rate of pension benefits	3.25%	N/A
Medical service eligibility age	N/A	57 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2015 to 2017)	Turnover experience in VISÃO plans (2015 to 2017)

In addition to the assumptions presented in the tables above, for 2022 and 2021 other assumptions common to all plans were adopted, as follows: (i) long-term inflation rate: 3.50% in 2022 and 3.25% in 2021; and (ii) annual increase in the use of medical services according to age: 4.0% for 2022 and 2021.

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

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-	Post-
	retirement	retirement
	pension plans	health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,969,220	1,495,397	3,464,617
Defined benefit liability, based on prior-year actuarial assumptions	2,112,377	1,653,990	3,766,367
Difference from change in actuarial assumptions	(143,157)	(158,593)	(301,750)

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

Below, we present a sensitivity analysis on the defined benefit obligation for scenarios of increase and decrease in the discount rate used to adjust the defined benefit liability to present value and in the growth rate of medical costs.

	Post-retirement	Post-retirement
	pension plans	health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	1,969,220	1,495,397	3,464,617
Considering a rate increased by 1%	1,969,220	1,700,076	3,669,296
Considering a rate decreased by 1%	1,969,220	1,326,082	3,295,302

Defined benefit liability, discounted to present value at current rate	1,969,220	1,495,397	3,464,617
Considering a rate increased by 0.5%	1,901,638	1,406,988	3,308,626
Considering a rate decreased by 0.5%	2,041,501	1,593,293	3,634,794

c.3.14) Allocation of plan assets

	12.31.22		12.31.21
	Post-retirement	Post-retirement	Post-retirement	Post-retirement
	pension plans	health plans	pension plans	health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,809,035	848,895	2,756,822	799,953
Treasury Financial Letter	161,175	60,376	222,907	59,352
Repurchase operations	164,776	—	136,725	—
Debentures	20,716	—	29,278	—
Financial Letter	840	—	883	—
FIDC shares / Others	6,896	—	20,919	—
National Treasury Notes (LTN)	20	—	23,379	860
Variable income investments
Investments linked to funds and market indexes	6,217	—	5,667	—
Real estate investments	84,497	—	91,845	—
Loans to participants	17,215	—	20,496	—
Structured and overseas investments	1,922	—	1,352	—
Total	3,273,309	909,271	3,310,273	860,165

Due to the concentration of investments in fixed and variable income, plan assets are exposed mainly to risks inherent to the financial market and the economic scenario, such as: (i) market risk in the economic sectors where investments in variable income are concentrated; (ii) risk of events that impact the economic scenario and market indices where variable income investments are concentrated; and (iii) long-term inflation rate that can consume the profitability of investments in fixed income with pre-fixed remuneration.

The administrators of post-employment benefit plans sponsored by the Company (Visão Prev and Sistel) seek to match asset and liability flows through the acquisition of fixed income securities and other long-term assets.

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

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive the cash flows from the asset have expired; or (ii) the Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

The Company’s consolidated financial liabilities include accounts payable to suppliers, loans, financing, debentures, leases, 5G licenses, liabilities for the acquisition of a companies, derivative financial instruments, obligations with ANATEL, amounts to be refunded to customers and obligations with related parties

Subsequent measurement

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

Amortized cost is calculated taking into account any discount or goodwill on acquisition and fees or costs that are an integral part of the effective interest rate method. Amortization using the effective interest rate method is included as a financial expense in the income statement.

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

In the years ended December 31, 2022 and 2021, there were no transfers of fair value assessments between the aforementioned levels.

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

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On December 31, 2022 and 2021, the Company held no embedded derivatives contracts.

c.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

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

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.22	12.31.21	12.31.22	12.31.21
Assets position	1,701,304	285,243	158,023	60,884

Foreign Currency	1,526,619	243,812	105,663	116
US$ (1) (2)	1,428,565	148,060	105,472	—
EUR (1)	95,231	90,114	167	—
NDF US$ (4)	2,823	5,638	24	116

Post rate	143,813	—	1,357	—
CDI (1)	143,813	—	1,357	—

Inflation rates	30,872	41,431	51,003	60,768
IPCA (3)	30,872	41,431	51,003	60,768

Liabilities position	(1,701,304)	(285,243)	(164,141)	(73,560)

Floating rate	(1,579,506)	(279,605)	(163,730)	(73,560)
CDI (1) (2) (3)	(1,579,506)	(279,605)	(163,730)	(73,560)

Fixed rate	(2,823)	(5,638)	—	—
NDF US$ (4)	(2,823)	(5,638)	—	—

Foreign Currency	(118,975)	—	(411)	—
US$ (1)	(143,813)	—	(411)	—
EUR (1)	24,838	—	—	—

	Assets position		158,023	60,884
	Current		113,501	6,451
	Non-current		44,522	54,433

	Liabilities position		(164,141)	(73,560)
	Current		(86,548)	(4,538)
	Non-current		(77,593)	(69,022)
	Amounts payable, net		(6,118)	(12,676)

(1)Foreign currency swaps (Euro and CDI x Euro) (R$95,195)) and (US$ and CDI x US$) (R$172,134) - maturing through February 24, 2023, to hedge currency risk affecting net amounts payable (carrying amount R$96,526 in Euros and LIBOR) and receivables (carrying amount R$171,918 in US$).

(2)

Foreign currency swap (dollar and CDI x dollar) (R$1,108,160) - swap operations contracted with maturities up to September 23, 2023, with the objective of protecting against exchange variation risks of the flow’s payable on the loan of Law No. 4,131 (book value of R$1,108,160 in US dollars).

(3)	IPCA x CDI swaps (R$51,003) - maturing in 2033 to hedge risk of change in the IPCA (carrying amount R$51,003).
(4)

NDF US$ x R$ (R$2,823) - forward operations contracted with maturity up to July 24, 2023, to protect against risks of exchange rate volatility in service contracts (book value of R$ R$2,823 in dollars).

c.2) Net changes of derivative financial instruments

	12.31.22	12.31.21
Balance at the beginning of the fiscal year	(12,676)	(5,564)
Payments	166,659	52,623
Receipts	(55,617)	(47,661)
Effects on the financial result of fair value adjustments	(82,951)	(11,496)
Effects on equity of fair value adjustments	(21,533)	(578)
Balance at the end of the year	(6,118)	(12,676)

c.3) Aging of derivative financial instruments (net)

							Amount
	Maturing in						receivable
						2028	(payable) on
Swap contract	2023	2024	2025	2026	2027	onwards	12.31.22
Foreign currency x CDI	19,503	—	—	—	—	—	19,503
CDI x Foreign Currency	946	—	—	—	—	—	946
IPCA x CDI	6,480	5,456	4,809	4,150	3,573	(51,059)	(26,591)
NDF US$ x Fixed rate	24	—	—	—	—	—	24
Total	26,953	5,456	4,809	4,150	3,573	(51,059)	(6,118)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On December 31, 2022 and 2021, the transactions with derivatives generated a negative consolidated net result of R$105,522 and R$12,690, respectively (Note 28).

c.4) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transactions were assessed, and assumptions included a probable base scenario and a further two stressed scenario that could adversely impact the Company.

For the probable scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2022.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	95,195	118,994	142,793
Payables in EUR	Debt (appreciation risk EUR)	(116,929)	(146,161)	(175,393)
Receivables in EUR	Debt (depreciation risk EUR)	20,402	25,503	30,604
	Net Exposure	(1,332)	(1,664)	(1,996)

Hedge (assets position)	Derivatives (depreciation risk US$)	1,280,294	1,600,368	1,920,441
Payables in US$	Debt (appreciation risk US$)	(1,391,527)	(1,739,409)	(2,087,291)
Receivables in US$	Debt (depreciation risk US$)	111,449	139,311	167,174
	Net Exposure	216	270	324

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	51,003	61,436	36,046
Debt in IPCA	Debt (risk of increase in IPCA)	(51,003)	(61,436)	(36,046)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	2,823	3,529	4,411
Opex in US$	Opex (appreciation risk US$)	(2,823)	(3,529)	(4,411)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	86,137	101,998	117,558
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(76,236)	(76,203)	(77,124)
	Net Exposure	9,901	25,795	40,434
Total net exposure in each scenario		8,785	24,401	38,762

Net effect on changes in current fair value		—	15,616	29,977

The assumptions used by the Company for the sensitivity analysis on December 31, 2022 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.2177	6.5221	7.8266
EUR	5.5699	6.9624	8.3548
IPCA	5.90%	7.38%	8.85%
IGPM	5.90%	7.37%	8.84%
CDI	13.65%	17.06%	20.48%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on December 31, 2022, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

d) Classification of financial assets and liabilities by category and fair value hierarchy

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. Below, we present the composition and classification of financial assets and liabilities as of December 31, 2022 and 2021.

		Fair value	Book value		Fair value
	Classification by category	hierarchy	12.31.22	12.31.21	12.31.22	12.31.21
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		2,273,834	6,448,483	2,273,834	6,448,483
Financial investments (note 4)	1		1,016	30,109	1,016	30,109
Trade accounts receivable (Note 5)	1		8,691,114	8,100,269	8,691,114	8,100,269
Derivative transactions (Note 32)	2	Level 2	113,501	6,451	113,501	6,451
Sale of real estate and other receivables (Note 11)	1		93,142	132,963	93,142	132,963
Related-party receivables (Note 11)	1		253,144	301,427	253,144	301,427

Non-current
Financial investments (note 4)	1		43,295	37,238	43,295	37,238
Trade accounts receivable (Note 5)	1		399,029	470,882	399,029	470,882
Derivative transactions (Note 32)	2	Level 2	44,522	54,433	44,522	54,433
Sale of real estate and other receivables (Note 11)	1		48,438	97,523	48,438	97,523
Related-party receivables (Note 11)	1		181,085	364,861	181,085	364,861
Total financial assets			12,142,120	16,044,639	12,142,120	16,044,639

Financial Liabilities
Current
Trade accounts payable, net (Note 17)	1		7,415,798	7,132,402	7,415,798	7,132,402
Loans and financing (Note 21)	1		1,073,090	224,606	1,073,090	224,606
Leases (Note 21)	2	Level 2	3,503,167	2,907,481	3,503,167	2,907,481
Debentures (Note 21)	1		236,833	1,028,463	236,833	1,028,787
5G Licenses (Note 21)	1		652,301	2,746,342	652,301	2,746,342
Liabilities for the acquisition of a company (Note 21)	1		554,554	—	554,554	—
Derivative transactions (Note 32)	2	Level 2	86,532	4,538	86,532	4,538
Derivative transactions (Note 32)	3	Level 2	16	—	16	—
Liabilities with ANATEL (Note 23)	1		35,502	47,976	35,502	47,976
Amounts to be refunded to customers (Note 23)	1		63,460	43,964	63,460	43,964
Liabilities with related parties (Note 23)	1		118,303	134,221	118,303	134,221

Non-current
Loans and financing (Note 21)	1		—	4	—	4
Leases (Note 21)	2	Level 2	8,529,436	8,322,618	8,529,436	8,322,618
Debentures (Note 21)	1		3,500,000	—	3,500,000	—
5G Licenses (Note 21)	1		1,191,670	1,704,464	1,191,670	1,704,464
Liabilities for the acquisition of a company (Note 21)	1		60,745	—	60,745	—
Derivative transactions (Note 32)	2	Level 2	77,593	69,022	77,593	69,022
Liabilities with ANATEL (Note 23)	1		734,833	517,147	734,833	517,147
Liabilities with related parties (Note 23)	1		6,421	3,640	6,421	3,640
Total financial liabilities			27,840,254	24,886,888	27,840,254	24,887,212

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

e)  Capital management

The purpose of the Company’s capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company’s business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2022, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies (note 2.d) and derivative financial instruments, less cash and equivalents cash, financial investments in FIDC and accounts receivable from credit rights (FIDC Vivo Money).

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.22	12.31.21
Cash and cash equivalents	2,273,834	6,448,483
Financial investments	1,016	30,109
Accounts receivable - FIDC	158,259	25,071
Loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company	(19,301,796)	(16,933,978)
Derivative transactions, net	(6,118)	(12,676)
Net debt	16,874,805	10,442,991
Net equity	68,455,847	70,006,196
Net debt-to-equity ratio	24.65%	14.92%

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

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$26,979 thousand, €17,264 thousand and £66 thousand paid by December 31, 2022, and US$21,129 thousand, €14,124 thousand and £66 thousand paid by December 31, 2021) to mitigate its foreign exchange risks.

f.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$2,220,385 and R$6,344,942 on December 31, 2022, and December 31, 2021, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

f.3) Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For variable rate liabilities, interest was calculated based on the market forecast for each period.

f.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from invoiced services and limits bad credit risk by interrupting telephone services if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

f.5) Environmental Risks

The Company’s operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company is unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it may incur significant costs, which include investigation and remediation costs, indemnities, compensation, conduct adjustment, fines, suspension of activities and other penalties, investments to improve our facilities or change our operations, as well as reputational damage.

The identification of new significant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company’s business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 (fifty million), plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company’s network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company’s operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications industry is not heavily reliant on fossil fuels but is very dependent on electricity for its networks. An increase in electricity prices could have a significant impact the Company’s operating expenses. The estimated economic impact of this risk classifies it as substantive, through to a foreseeable horizon in 2030.

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which prescribes the preventive risk management, ensuring the resilience of its operations before any possible interruption.

f.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company’s business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company’s authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company’s ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company’s success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company’s authorizations and/or licenses. Accordingly, the Company’s operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company’s operating authorizations and concession. Any partial or total termination of any of the Company’s operating authorizations and licenses or the Company’s concession would have a material adverse effect on the Company’s business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company’s business, financial condition, revenues, results of operations and prospects.

In this sense, it is important to emphasize that the regulatory agenda for the 2023-2024 biennium of ANATEL includes the revision of the General Plan of Competition Goals (“PGMC”) (Resolution No. 600, of November 8, 2012, updated by Resolution No. 694, of 17 of July 2018) uniting in a single normative instrument a set of measures aimed at promoting competition and milestones for future reassessments on the performance of sectoral competition, four years, with the reassessment of the Relevant Markets in the sector, the asymmetric regulatory measures and the holders of Significant Market Power - PMS previously established by the regulation itself.

Complementing the PGMC review, UPI’s recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM) (“Operation”), raised competition concerns identified by ANATEL and CADE, which imposed regulatory remedies in order to preserve the conditions of competition in the relevant markets affected by the Operation, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for exploring the Personal Mobile Service - SMP through Virtual Network (MVNO); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; (iv) Industrial Network Exploration Offer.

Regarding the reference offer in the relevant national roaming market, the version published to the market to comply with the aforementioned regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on the application of a new methodology to study the national roaming market cost model (LRIC+ bottom-up model - Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model - Act No. 9157/2018).

In the general context above, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models that may impact the remuneration and cost scenario, could substantially harm the business, financial situation, revenues, results operations and prospects of the Company.

With regard to interconnection fees are an important part of the Company’s revenue and cost bases. These fees are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce of fees the Company can receive, or ability to collect such fees, the Company’s businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

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

f.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all assets and liabilities with significant and high-risk amounts, based on Management’s judgment and following Telefónica corporate program guidelines.

On December 31, 2022, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors’ scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company’s Management and which it considers sufficient to cover potential claims.

f.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations in the jurisdictions in which its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and Decree No. 11.129/2022 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers individually adopt any type of action in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

As a result of the Company’s commitment to maintaining a robust Compliance Program, in 2020, 2021 and 2022, the Company obtained the DSC 10,000 certificate (Guidelines for the Compliance System), which demonstrates the evolution of its Compliance Program over the last few years.

33)  ADDITIONAL INFORMATION ON CASH FLOWS

Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2022 and 2021.

		Cash flows		Cash flows
		from financing		from operating
		activities		activities	Financing activities not involving cash and cash equivalents
						Additions
						(Cancellations)
					Financial	of leases		Interim and
					charges,	contracts		unclaimed
					foreign	and		dividends
	Balance on		Write-offs	Write-offs	exchange	supplier	Business	and interest	Balance on
	12.31.21	Additions	(payments)	(payments)	variation	financing	combination	on equity	12.31.22
Interim dividends and interest on equity	4,265,715	—	(5,709,263)	—	—	—	—	4,630,965	3,187,417
Loans and financing	224,610	1,000,000	(224,606)	(23,481)	96,567	—	—	—	1,073,090
Leases	11,230,099	—	(2,940,222)	(1,300,792)	1,292,376	3,162,118	589,024	—	12,032,603
Debentures	1,028,463	3,500,000	(1,000,000)	(39,011)	247,381	—	—	—	3,736,833
Liabilities for the acquisition of a company	—	—	(100,000)	—	39,488	—	675,811	—	615,299
5G Licenses	4,450,806	—	(2,721,392)	(168,227)	282,784	—	—	—	1,843,971
Derivative financial instruments	12,676	—	(111,042)	—	104,484	—	—	—	6,118
Total	21,212,369	4,500,000	(12,806,525)	(1,531,511)	2,063,080	3,162,118	1,264,835	4,630,965	22,495,331

		Cash flows	Cash flows
		from financing	from operating
		activities	activities	Financing activities not involving cash and cash equivalents
					Additions
					(Cancellations)
				Financial	of leases	Interim and
				charges,	contracts	unclaimed
				foreign	and	dividends
	Balance on	Write-offs	Write-offs	exchange	supplier	and interest	Balance on
	12.31.20	(payments)	(payments)	variation	financing	on equity	12.31.21
Interim dividends and interest on equity	3,865,998	(4,901,326)	—	—	—	5,301,043	4,265,715
Loans and financing	375,812	(370,709)	(10,252)	7,919	221,840	—	224,610
Leases	10,818,778	(2,455,690)	(804,884)	828,710	2,843,185	—	11,230,099
Debentures	2,044,576	(1,028,312)	(38,669)	50,868	—	—	1,028,463
5G Licenses	—	(46,436)	—	37,800	4,459,442	—	4,450,806
Derivative financial instruments	5,564	(4,962)	—	12,074	—	—	12,676
Total	17,110,728	(8,807,435)	(853,805)	937,371	7,524,467	5,301,043	21,212,369

34)  CONTRACTUAL COMMITMENTS AND GUARANTEES

a)  Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On December 31, 2022, the total nominal values equivalent to the full contract period were:

Year
2023	1,096,478
2024	844,480
2025	662,979
2026	188,091
2027	159,140
2028 onwards	551,673
Total	3,502,841

b)  Guarantees

On December 31, 2022, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Insurance of guarantee	25,625,666
Letters of guarantee	4,372,581
Judicial deposits and garnishments (Note 10)	3,382,987
Property and equipment (Note 13.f)	95,980
Financial investments in guarantee of lawsuits (Note 4)	43,522
Total	33,520,736

35) SUBSEQUENT EVENTS

a)  Vivo Ventures Investments (“VV”)

On January 18, 2023, VV made an investment of R$10 million in Klubi Participações S.A. (“Klubi”), through the acquisition of debentures convertible into equity. Klubi is a fintech authorized by the Central Bank to operate as a consortium manager in Brazil, which currently offers car consortium.

This is VV’s second investment, launched eight months ago. The objective of the investment is to reinforce the presence of the Vivo brand in the area of financial solutions, in which it already offers services such as the Vivo Money personal credit platform, the Vivo Pay digital account, co-branded credit cards, in addition to cell phone insurance and tablet.

b)  Approval of the incorporation of Garliava

The Company’s Extraordinary Shareholders’ Meeting, held on February 1, 2023, approved the merger of Garliava (“Merger”), as described in the material fact disclosed by the Company on December 16, 2022 (note 1.d.6).

The Merger depends on obtaining prior consent from ANATEL and the conclusion of operational procedures related to systemic parameterization. In view of this, the effectiveness of the resolution is conditioned to a new resolution by the Company’s Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of said conditions, when, then, the Merger will become effective.

The approved Merger will not result in a capital increase, issuance of new shares or change in the Company’s shareholdings, therefore, there is no need to talk about the replacement of shares or withdrawal rights.

c)  Credit of Interest on Equity Intermediaries

At a meeting held on February 15, 2023, the Company’s Board of Directors approved, ad referendum of the General Shareholders’ Meeting to be held in 2024, the credit of interest on equity, for the fiscal year 2023, pursuant to the terms of Article 26 of the Company’s Bylaws, Article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$106,000, equivalent to 0.063772 per share, corresponding to an amount net of withholding income tax of R$90,100, equivalent to 0.054206 per share, calculated based on the balance sheet of January 31, 2023. The amount of interest on equity per share informed above may be subject to future adjustments, until February 28, 2023, due to possible acquisitions of shares under the Company’s Share Buyback Program.

The payment of these proceeds will be made until July 31, 2024, on a date to be defined by the Company’s Board of Directors and timely communicated to the market, being credited individually to the shareholders, obeying the shareholding position contained in the Company’s records at the end of February 28th from 2023.

d)  Company’s share repurchase program and cancellation of common shares held in treasury

On February 15, 2023, the Company’s Board of Directors, pursuant to article 15, item XV of the Bylaws and CVM Resolution 77/2022, approved: (i) a new share buyback program issued of the Company, whose objective is the acquisition of common shares for subsequent cancellation, sale or maintenance in treasury, without reducing the share capital, in order to increase shareholder value through the efficient application of available cash resources, optimizing the capital allocation; and (ii) cancellation of 13,381,540 common shares held in treasury.

The repurchase of shares will be carried out, in the maximum amount of 40,550,121 common shares, using resources available pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022, such as profit, capital and profit reserves as performed in the fiscal year in progress. The maximum amount to be used in the program is R$500 million.

This program will be effective from February 23, 2023 (one day immediately after the end date of the share buyback program currently in effect) and will end on February 22, 2024.

The acquisitions will be carried out on the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and the Company’s management will decide the moment and the number of shares to be acquired, respecting the limits provided for in the Program and in the applicable regulations.

e)  Request for Consent to ANATEL – Reduction of the Company’s Capital

The Company, pursuant to the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, informed on February 15, 2023, its Board of Directors approved the submission, by the Company, of a request for prior consent with ANATEL in order to be able to reduce its share capital (“Reduction”).

The request for consent aims to offer the Company flexibility to reduce its capital stock by up to R$5 billion (five billion reais), in one or more steps over the course of future years, according to Management’s assessment of the Company’s financial conditions. If allowed by ANATEL and deemed appropriate by the Company, the Reduction will be effected through the refund of funds to its shareholders in proportion to their shareholding and without the cancellation of their shares.

f)  Dates for payment of dividends and interest on equity resolved in the 2022 financial year

On February 15, 2023, the Company communicated to its shareholders that the dividends and interest on equity declared at the Board of Directors’ meetings held on February 16, 2022, March 17, 2022, April 13, 2022, June 14, 2022, August 19, 2022 and December 9, 2022, as well as additional dividends to be approved at the Annual General Meeting (“AGO”), will be paid on April 18, 2023 and July 18, 2023, as detailed in the notice to shareholders disclosed by the Company.