Form 20-F
period 2023-12-31
TELEFONICA BRASIL S.A.
filed 2024-02-22
CIK 1066119

As filed with the Securities and Exchange Commission on February 22, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from _______________ to _______________
Commission file number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of Registrant as specified in its charter)
TELEFÔNICA BRAZIL S.A.
(Translation of the Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Avenida Engenheiro Luis Carlos Berrini, 1,376, 32º floor
São Paulo, State of São Paulo, Brazil, Zip Code 04571-936
(Address of principal executive offices)
David Melcon Sanchez-Friera
Telephone +55 11 3430 3687
E-mail: ir.br@telefonica.com
Avenida Engenheiro Luis Carlos Berrini, 1,376, São Paulo, State of São Paulo, Brazil, Zip Code 04571-936
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
Securities registered or to be registered pursuant to Section 12 (g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2023 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	1,652,588,360
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer   ☒
Accelerated filer  ☐
Non-accelerated filer   ☐
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report
Yes   ☒    No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by
the International Accounting Standards Board ☒

Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item  17  ☐    Item  18   ☐
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

INTRODUCTION
References in this annual report to “Telefônica Brasil,” “we,” “our,” “us,” “our company” and “the company” are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:
•“ADRs” are to the American Depositary Receipts evidencing our ADSs;
•“ADSs” are to our American Depositary Shares, each representing one of our common shares;
•“ANATEL” are to Agência Nacional de Telecomunicações, the Brazilian telecommunications regulatory agency;
•“B3” are to B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo stock exchange and a Brazil-based financial market infrastructure provider;
•“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
•“Brazil” are to the Federative Republic of Brazil;
•“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;
•“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian competition authority;
•“CDI” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;
•“Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank;
•“Claro” are to Claro S.A. and its affiliates, a telecommunications service provider in Brazil and our competitor;
•“CMN” are to the Conselho Monetário Nacional, the Brazilian Monetary Council;
•“common shares” are to the common shares of Telefônica Brasil;
•“COPOM” are to the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária do Banco Central do Brasil);
•“CTBC Telecom” are to Companhia de Telecomunicações do Brasil Central;
•“CVM” are to the Comissão de Valores Mobiliários, the Brazilian Securities Commission;
•“Federal District” are to Distrito Federal, the federal district where Brasilia, the capital of Brazil, is located;
•“FGV” are to the Fundação Getúlio Vargas, a private higher education institution;
•“General Telecommunications Law” are to Law No. 9,472/1997, or Lei Geral de Telecomunicações, as amended, the law that regulates the telecommunications industry in Brazil;
•“Global Telecom” are to Global Telecom S.A., formerly a Vivo subsidiary before Vivo’s corporate restructuring;
•“GVT” are to Operating GVT and GVTPar, collectively, formerly wholly-owned subsidiaries of Telefônica Brasil prior to our 2016 corporate restructuring;
•“GVTPar” are to GVT Participações S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
•“IASB” are to International Accounting Standards Board;
•“IBGE” are to Instituto Brasileiro de Geografia e Estatística, the Brazilian Institute of Geography and Statistics;
•“IFRS Accounting Standards” are to International Financial Reporting Standards, as issued by the IASB;

•“IGP-DI” are to the Índice Geral de Preços – Disponibilidade Interna, an inflation index developed by the FGV;
•“IGP-M” are to the Índice Geral de Preços ao Mercado, an inflation index developed by the FGV;
•“IOF Tax” are to Imposto sobre Operações de Crédito, Câmbio e Seguros, a tax on credit, exchange and insurance transactions;
•“IPCA” are to Índice Nacional de Preços ao Consumidor Amplo, the consumer price index, published by the IBGE;
•“New General Telecommunications Law” are to Law No. 13,879/2019, which amended and reformed the General Telecommunications Law;
•“NYSE” are to the New York Stock Exchange;
•“Oi” or the “Oi Group” are to Oi Móvel S.A. – Em Recuperação Judicial, Oi S.A. – Em Recuperação Judicial and Oi S.A. – Em Recuperação Judicial and their affiliates, a telecommunications service provider in Brazil and our competitor;
•“Oi Agreement” means that certain share purchase agreement dated January 28, 2021, by and among Oi Móvel S.A. – Em Recuperação Judicial, as seller, and the Company, TIM and Claro, as Buyers, and Oi S.A. – Em Recuperação Judicial and Telemar Norte Leste S.A. – Em Recuperação Judicial, as intervening parties and guarantors of the seller’s obligations.
•“Operating GVT” are to Global Village Telecom S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2016 corporate restructuring;
•“preferred shares” or “preferred stock” are to the shares of non-voting preferred stock of Telefônica Brasil, which were all converted into common shares of Telefônica Brasil effective as of after market close on November 20, 2020. Our preferred shares ceased to trade on November 23, 2020;
•“Real,” “reais” or R$ are to the Brazilian real, the official currency of Brazil;
•“SEC” are to the U.S. Securities and Exchange Commission;
•“SELIC rate” are to Brazil’s benchmark interest rate (Sistema Especial de Liquidação e de Custódia), as set by the COPOM;
•“SP Telecom” are to SP Telecomunicações Participações Ltda.;
•“TData” are to Telefônica Data S.A., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;
•“Telecom Italia” are to Telecom Italia S.p.A.;
•“Telefónica” are to Telefónica S.A., our parent company;
•“Telefónica LATAM” are to Telefónica Latinoamérica Holding, S.L.;
•“Terra” are to Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A. prior to the change in its corporate form as of September 30, 2020), a wholly-owned subsidiary of Telefônica Brasil; Terra provides digital and advertising services;
•“TIM” are to TIM S.A., TIM Participações S.A., and their affiliates, a telecommunications service provider in Brazil and our competitor;
•“TJLP” are to Taxa de Juros de Longo Prazo, or long-term interest rate;
•“U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States;
•“Vivo” are to Vivo S.A., a formerly wholly-owned subsidiary of Telefônica Brasil, which conducted cellular operations including SMP (as defined in the Glossary of Telecommunication Terms), nationwide;

•“Vivo Participações” are to Vivo Participações S.A. (formerly TELESP Celular Participações S.A.) and its consolidated subsidiaries (unless the context otherwise requires); and
•“WHO” means the World Health Organization.
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
v

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
M2M: Machine-to-machine communications.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:
•general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine) and the cyclicality affecting the prices of our services, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
•the size and growth rate of the Brazilian telecommunications market;
•the accuracy of our estimated demand forecasts;
•our ability to successfully execute our strategic initiatives and capital expenditure plans;
•our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;
•our ability to comply with the terms of our concession agreements;
•decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements or the terms thereof;
•new telecommunications regulations or changes to existing regulations;
•technological advancements in our industry and our ability to successfully implement them in a timely manner;
•network completion and product development schedules;
•the level of success of competing networks, products and services;
•the possible requirement to record impairment charges relating to goodwill and long-lived assets;
•increased competition in the Brazilian telecommunications sector;
•the cost and availability of financing;
•uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;
•inflation and government measures to fight inflation;
•interest rate and exchange rate risks;
•the Brazilian government’s policies regarding the telecommunications industry;
•the Brazilian government’s tax policy, including government intervention resulting in changes to the economy, taxes and tariffs, including the effects of a possible tax reform in Brazil;
•the political climate in Brazil;

•adverse decisions in ongoing litigation;
•regulatory and legal developments affecting the telecommunications industry in Brazil;
•the outbreak of any communicable diseases or any other public health crisis; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
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

PRESENTATION OF FINANCIAL INFORMATION
We maintain our books and records in reais. We prepared our consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards as issued by the IASB.
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies.
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: 1.c) corporate events in 2022 and 2023 (Business Combinations); 5.b) trade accounts receivable; 8.b) income and social contribution taxes; 13.b) property, plant and equipment; 14.b) intangible assets; 20.b) provision and contingencies; 21.b) Loans and financing, debentures, leases and other creditors; 31.b) pension plans and other post-employment benefits; and 32.b) financial instruments and risk and capital management.
Our financial statements prepared in accordance with IFRS Accounting Standards as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021 have also been filed with the CVM, the local securities regulator in Brazil, and made publicly available.
Our consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 are prepared and are being presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
x

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.[Reserved.]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Summary of Risk Factors
Summary of Risks Relating to Brazil
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.
•Political instability may materially adversely affect the Brazilian economy, our business, and the market price of our common shares and ADSs.
•Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affecting our business and results of operations.
•Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.

•Political, economic and social developments and the perception of risk in other developed and emerging countries may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our common shares and ADSs.
•Any downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.
Summary of Risks Relating to the Brazilian Telecommunications Industry and Us
•Information technology is key to our business and we could be subject to cybersecurity risks.
•We are dependent on key personnel and the ability to hire and retain additional personnel.
•We are subject to liabilities relating to third party contractors, which may have a material adverse effect on our business and results of operations.
•Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.
•We face significant competition in the Brazilian market.
•Potential global or national events related to health, including contagious disease outbreaks, epidemics, or pandemics, may significantly affect our operations.
•Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
•Our concession may be revised by the Brazilian government under certain circumstances.
•A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a materially adverse effect on our operations.
•Our current radiofrequency licenses may not be renewed for additional periods.
•We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
•We depend on key suppliers to obtain the necessary equipment and services for our business.
•Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a reduced number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost-effective manner.
•We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that are lower than expected.
•We face risks associated with litigation.
Summary of Risks Relating to the Common Shares and the ADSs
•Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
•Holders of our ADSs are not entitled to directly attend shareholders’ meetings and may only vote through the depositary.
•Holders of our ADSs or common shares might be unable to exercise preemptive rights with respect to the common shares unless there is a current registration statement in effect which covers those rights or unless an exemption from registration applies.
•An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

•Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.
Certain Factors Relating to our Controlling Shareholder
•Our controlling shareholder has power over the direction of our business.
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, capital controls and limits on imports. Our financial condition, as well as our business and results of operations and the market price of our common shares and ADSs, may be adversely affected by changes in government policies, especially those related to our sector, such as changes in telephony fees and competitive conditions, as well as general economic factors, including:
•exchange rates and currency fluctuations;
•exchange controls and restrictions on remittances abroad, (including with regards to the payment of dividends) such as those imposed in 1989 and early 1990;
•inflation;
•energy policy;
•interest rates and monetary policies;
•liquidity of domestic capital and lending markets;
•fiscal policies and changes in tax laws;
•labor and social security policies, laws and regulations; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
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
These issues may be exacerbated by the results of Brazilian elections and the natural uncertainties as to which policies will be adopted by any new government. We cannot assure the maintenance of policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investments, and failure to do so may adversely impact Brazil’s economy, the prices of securities issued by Brazilian issuers such as us and ultimately our business, financial condition and results of operations.

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
Governing bodies have the power to determine policies and issue government measures relating to the Brazilian economy and, as a result, affect the operations and financial performance of companies, including us. We cannot predict what policies will be established or whether such policies or changes in existing policies will have an adverse effect on the Brazilian economy or our business, results of operations, financial condition and the market price of our common shares and ADSs.
In addition, any difficulties that the Brazilian government may face in establishing a majority in Congress could result in a government impasse and/or political unrest, that could materially adversely affect our operations. Uncertainties about the implementation of changes in monetary, tax and social security laws and policies, may contribute to economic instability. These uncertainties and any new measures may increase volatility in the Brazilian securities market.
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
According to the IPCA index, Brazilian inflation rates were 5.8%, 10.1%, 4.5%, and 4.3% in 2022, 2021, 2020 and 2019 respectively. In 2023, the inflation rate, as measured by the IPCA, decreased to 4.6%, reflecting tax cuts on fuel, electric energy, and telecom prices, some dissipation of global supply chain pressures and monetary policy tightening.
As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that resulted in high interest rates in Brazil. The Central Bank determines the basic interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. Beginning in August 2023, the COPOM reduced the Selic rate from 13.75% to 11.75%. As stated in the Central Bank's December 2023 Inflation Report, the COPOM committee members unanimously anticipate further reductions of half a percentage point and consider this trend appropriate to maintain monetary policy and reduce inflation, while noting that extending this interest rate decrease policy will require future analysis of inflation trends, certain long-term projections, the output gap and the balance of risks.

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
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. From 2017 to 2021 the real depreciated by a total of 71.2% against the U.S. dollar during the period, whereas the real appreciated by 6.5% against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 as of December 29, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023, reflecting the positive trade balance result and better-than-expected activity performance. As of February 21, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.938 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.
As of December 31, 2023, 100% of our total indebtedness, which includes current and non-current loans and financing, debentures, leases and other creditors of R$18.7 billion was denominated in Brazilian reais. Approximately 11.2% of our operating costs and expenses are payable or linked to payment by us in U.S. dollars or Euros. By contrast, 99.8% of our revenue is generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses. In addition, the IST inflation index does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.

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
Any downgrading of Brazil’s credit rating could reduce the trading price of our common shares and ADSs.
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.
Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016. Brazil was further downgraded by S&P in February 2016 and January 2018 and by Fitch in May 2016 and February 2018. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. On June 14, 2023, S&P affirmed the rating at BB- and revised the outlook on Brazil to positive. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A reversal of the current recovery of the Brazilian economic activity, instability in the political environment, changes in fiscal austerity guidelines, among other factors, could lead to a revision of the agencies’ outlooks, which could be followed by further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our common shares and ADSs to decline.

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
We manage these risks through a number of technical and organizational measures, which are part of our digital security strategy, including, access control measures, backup systems, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures cannot guarantee the mitigation of all risks due to the complexity of the environment and the constant increase of capabilities of threats that now rely on artificial intelligence to improve their processes.
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

Furthermore, if the contracting of third party services are considered to involve the main activities of the company, it may be characterized as direct employment, which would significantly increase our costs and, as a result, we may be subject to administrative proceedings by the relevant labor regulators and may be required to pay fines to the third-party service providers.
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
The relative competitive stability in the Brazilian telecommunications sector observed in 2021 was maintained in 2022 and 2023. Telecommunications operators continued to focus on improving their base of accesses by attracting customers to higher-value products. On the mobile side of the business, market participants mostly sought to sell hybrid plans (planos controle) and pure postpaid plans to consumers to increase overall ARPUs and profitability. On the fixed-line side of the business, we have seen competition both from large and small players to capture customers for fiber connectivity or upgrades for higher internet speeds, mostly driven by increased demand and the increased supply of high-quality broadband given the expansion in the rollout of fiber optic networks. In addition, customers are demanding higher quality services and greater mobile data availability, which require higher investments in the development, modernization, expansion and continuous improvement of the quality of our services and the experience of our customers.
As a result, we continue to face significant competition, mainly driven by the following factors: (1) commercial and pricing pressures from new portfolios launched by competitors; (2) increased 4G, 4.5G, 5G and fiber optic network coverage and improved service quality by our competitors; (3) low-cost alternative services, such as voice and text services provided over IPs, and IPTV/VoD services; and (4) favorable market conditions for MVNO operators, which may affect our competitive position in the market. We continuously monitor market conditions to anticipate future competitive challenges and opportunities and analyze how to address them. Nevertheless, our operational results, market position, competitiveness in the market and margins may be adversely affected if we are unable to keep the same pace as our competitors.

Potential global or national events related to health, including contagious disease outbreaks, epidemics, or pandemics, may significantly affect our operations.
Potential global or national events related to health, including contagious disease outbreaks, epidemics, or pandemics, may significantly affect our operations. Such events may cause, among other things, supply chain delays due to issues with factories or logistics; impacts on employees or third-party contractors due to quarantine periods or infection; as well as effects on global economic growth and, therefore, the growth of the national economy, which could have a variety of adverse impacts on supply (paralysis of integrated production chains, freezing of productive resources) and demand (deterioration of confidence and expectations, negative effects on income and wealth) caused by a substantial deterioration in financial markets, unprecedented drops in commodity prices, strong slowdown in business activity or severe transportation restrictions.
Extensive government regulation of the telecommunications industry and our concession agreements may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and our authorizations to provide telecommunication services in Brazil. ANATEL, the Brazilian telecommunications industry regulator, regulates, among other things:
•industry policies and regulations;
•licensing (including licensing of spectrum and bidding processes);
•fees and tariffs;
•competition incentives and restrictions (including our ability to grow by acquiring other telecommunications businesses);
•service, technical and quality standards;
•consumer rights;
•penalties and other sanctions;
•interconnection and settlement arrangements; and
•universal service obligations.
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
Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:
•the introduction of new or stricter operational and/or service requirements;
•the granting of operating licenses in our areas;
•limitations on interconnection fees that we may charge from other telecommunications service providers;
•imposition of significant fines or penalties regarding failures to comply with regulatory obligations;
•delays in the granting of, or the failure to grant, approvals for rate increases; and
•antitrust limitations imposed by ANATEL and CADE.
Our concession may be revised by the Brazilian government under certain circumstances.
We operate our fixed-line business in the state of São Paulo under a concession granted by the Brazilian government. According to the terms of this concession, we are obligated to meet certain universal service requirements and to maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to: (i) provide public pay-phone services under specific conditions, despite significant reductions in requirements by Decree No. 9,619/2018 (maintained in Decree No. 10,610/2021); (ii) provide private individual telephony service for locations with a population of over 300 persons, upon request by any consumer; and (iii) meet certain service quality targets (as reviewed by Resolution No. 717/2019, which remains under implementation). Our ability to satisfy these terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of this concession may result in the imposition of fines of up to R$50 million per incident and/or other government sanctions, including the imposition of a preemptive ban on marketing our services or the termination of our concession. The partial or total termination of our concession or other authorizations would have a material adverse effect on our financial condition and results of operations.
Furthermore, our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of ANATEL Resolution No. 744, or the Public STFC Services Continuity Regulation (Regulamento de Continuidade da Prestação do Serviço Telefônico Fixo Comutado Destinado ao Uso do Público em Geral (STFC) em Regime Público), or the Continuity Regulation, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC services would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). In this way, the Concessionaire’s assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO. Pursuant to the administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts (TCU), a technical report stated that the RCON should be reviewed and such understanding shall still be submitted to the court’s ruling. The process is currently suspended.

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
On June 24, 2014, ANATEL opened a public review and comment period for the revision of the terms of fixed-line concession agreements with respect to the 2016-2020 period. However, when the agency released the new version of the agreements in June 2017, operators disagreed with the inclusion by ANATEL of certain provisions and decided against executing new agreements with the agency. As a result, the agreements with respect to the 2011-2015 period remain in force. In January 2021, although new concession contracts had not yet been signed, the Brazilian government published Decree No. 10,610/2021, or PGMU V, which approves the revision of PGMU targets. PGMU V establishes that the remaining balance of the previous PGMUs must be used in the construction of backbone networks with optic fiber technology. These targets have been criticized by several of the local operators.
In addition, on October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework by amending the General Telecommunication Law and significantly impacts this industry. The law permits fixed-line concession operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime. ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. According to the New General Telecommunications Law, on July 5, 2022, ANATEL presented to the Federal Court of Accounts (Tribunal de Contas da União), or the TCU a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization.
In a session held on March 22, 2023, the methodology applied by ANATEL was approved by TCU, conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023, the balance of service adequacy (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value. The value of the balance should be assessed by the Company, within 120 (one hundred and twenty) days, however with the possibility of an agreement between ANATEL and the concessionaires involving arbitration and migration to be taken within the scope of a consensual solution with the TCU, ANATEL granted the suspension of the aforementioned deadline. In any case, if the balance value is confirmed and accepted by the Company,it will be converted into investment projects not yet defined by ANATEL.
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
Generally, current spectrum authorizations are valid for 15 years. Although the New General Telecommunications Law admits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed. According to the New General Telecommunications Law and Decree No. 10,402/2020, ANATEL may set specific conditions for such renewals, such as mandatory “refarming” processes in certain spectrum bands or refuse renewal requests altogether. A refarming process can reduce the amount of spectrum available to each operator, depending on the configuration of the new blocks.
In November 2020, ANATEL decided to renew our current authorizations for the use of radio frequencies in bands A and B (850 MHz), on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition over such specific conditions is still pending and will require a decision by the Brazilian Federal Court of Accounts (Tribunal de Contas da União), or the TCU.
In April 2023, ANATEL determined that our authorizations in the 900 MHz band should not be extended, (except in the state of Minas Gerais, explained below), claiming that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032. In August 2023, also ANATEL renewed our 900 MHz and 1,800 MHz licenses in part of the state of Minas Gerais (PGO sector 2) until 2032. It is important to note that our 900 MHz and 1,800 MHz licenses in the rest of the state of Minas Gerais (PGO sector 3) were already renewed by ANATEL in April 2020 and expire in 2035.
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
Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a reduced number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost-effective manner.
The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The reduced number of manufacturers, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:
•vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other non-Brazilian currency; and
•difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs.
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
We make certain investments, such as the procurement of materials and the development of physical sites, based on our forecasts of the amount of demand that customers will have for our services at a later date (generally several months later). However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties related to employment may result in a delay in the decision to acquire new products or services (such as broadband or Pay TV). As a result, it is possible that we may make larger investments based on demand forecasts that were necessary given actual demand at the relevant time, which may directly affect our cash flow.
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
We receive payments for the interconnection of calls in our fixed-line and mobile networks. Interconnection fees were set by ANATEL in December 2018 and February 2020 for STFC and SMP networks, respectively. See “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” However, we cannot assure you that new mobile service plans will not be suspended by ANATEL, that current fixed-line or mobile interconnection fees remain the same, or that future negotiations on fixed-line or mobile interconnection rates will result in favorable terms or rates. If current fixed-line or mobile interconnection fees are canceled, or if fixed-line or mobile interconnection fees in the future are changed, our business, financial condition, revenues, results of operations and prospects may be adversely affected.
ANATEL has the authority to issue new regulations affecting many of our areas of operations.
ANATEL has the authority to issue new regulations affecting many of our areas of operations. Such new regulations could have an adverse effect on our operating results because: (1) ANATEL could significantly reduce the interconnection fees we are able to charge, thereby reducing our revenues (see “—Our results of operations may be negatively affected by changes to STFC or SMP rules”); (2) ANATEL may allow more favorable conditions for economic groups without significant market power; (3) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our prices and/or market share, thereby reducing our revenues; (4) ANATEL may require that revenue received for the usage of the SMP network must be included in the calculation of renewing licenses costs; and (5) ANATEL’s general plan of updating the regulations targets several areas of vital importance for our business (including both our fixed-line telephony and mobile businesses), which may cause either an increase in operating costs, an increase in competitive pressure, or a decrease in our revenues, among other adverse effects.
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
In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.9 billion is related to licenses and the remaining amount is related to the obligation described below. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
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
In 2018, the President of Brazil approved Brazilian Law No. 13,709/2018, named the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD, in accordance with the ANPD’s Ordinances No. 11/2021 and 35/2022.
The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. In general, our services and processes depend on personal data. The way in which we collect, store and manage this data must comply with the provisions of the LGPD. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020 and which were further regulated in 2023 by ANPD through the Administrative Sanctions and Dosimetry Regulation (Resolution No. 4/2023). Sanctioning is expected to follow ANPD Regulation No. 1/2021, which was approved following public notice and comment by the ANPD’s board of directors. In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of our or our economic group’s revenues up to a limit of R$50.0 million per infraction, (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities.
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
Some of our debt agreements may contain covenants, key performance indicators, and targets; as such, any default or failure to reach such targets under such debt agreements may have a material adverse effect on our financial condition and cash flows.
The agreements governing most of our outstanding loans and financing may contain certain standard restrictive covenants, including financial covenants. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; or (ii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our financial condition.

We are subject to environmental laws and regulations. Failure to comply with governmental laws and regulations could subject us to penalties that could have an adverse effect on our business and reputation.
Our operations and properties are subject to a variety of environmental laws and regulations governing, among other subjects, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas. Failure by us or by our business partners to comply with present and future requirements, or to identify and manage new or existing environmental liabilities, could cause us to incur substantial costs, including investigation and remediation costs, indemnification, compensation, conduct adjustments, fines, suspension of activities and other penalties, investments to upgrade our facilities or change our processes, as well as damages to the company´s reputation. The identification of presently unidentified environmental issues, change in evaluation criteria by regulatory agencies, enactment of more restrictive laws and regulations or other unanticipated events may arise in the future and result in material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, assets and financial condition.
Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.
Our operations may be suspended or interrupted for an indeterminate period in case of adverse events that are likely to damage our transmission bases. These events include natural disasters, storms, cyclones, climate change or other impacts, environmental events, and man-made disasters, including fires, explosions, and geopolitical disruptions, to civil unrest or health crises (such as the COVID-19 pandemic), or any other unexpected events.
Climate change represents systemic risks that, when realized, can result in socio-economic, financial and environmental impacts potentially affecting the fulfillment of Telefônica Brasil's business strategy and objectives. Climate change related risks can be categorized as physical risks (chronic and acute) and transition risks.
When examining physical risks, the increasing frequency of extreme weather events such as storms, heatwaves, and wildfires can lead to significant damage to our infrastructure causing failures in our wired and mobile networks. When severe natural disasters occur in short intervals, there is a risk that we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner.
From September to November 2023, the South and Southeast regions of Brazil were significantly affected by the adverse effects of climate change. In the Southern region, extreme weather events caused by an extratropical cyclone impacting the energy supply at our network facilities. In the State of São Paulo, part of the Southeast region of Brazil, winds exceeding 100 km/h affected the state's energy supply. The growing likelihood of damage to our infrastructure due to extreme natural disasters could have a material adverse impact on our operations. Rising mean temperatures could increase our operating costs due mostly to the increase in refrigeration needs of network equipment. High temperatures also can affect the telecommunication equipment producing failures, write-offs and early retirement and therefore increase the risk of severe disruption, therefore, cooling is essential.
When considering transition risks, an increased cost of energy (electricity operating expenses) stands out for having the most substantial financial impact. This is largely due to our high consumption of electricity (an average of 1.800 GWh per year) and the significant dependence of the Brazilian electricity matrix on hydroelectric power, where prolonged periods of drought can adversely impact energy prices.
The Telecom sector is not especially dependent on fossil fuels but is very dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy related operating expenses.

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
New laws and regulations may also create additional restrictions on our transmission infrastructure, which in turn, could have an adverse effect on our business. In this sense, a new regulation regarding the use of electricity poles infrastructure by telecommunication companies is expected to be published by ANATEL and ANEEL (the national Brazilian electricity regulatory agency) by the end of 2024. The new regulation can set forth changes in pricing and other conditions related to the access and maintenance of telecommunication equipment in light poles that may affect our ability to make use of such infrastructure, deemed vital to our current and future operations.
Additionally, health concerns regarding the effects of radio frequency emissions may also discourage the use of mobile telephones and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.
Changes in taxes and other assessments or changes in the interpretation of tax laws or regulations may adversely affect us and our shareholders
The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. In Brazil, the tax system is highly complex and tax laws and regulations is commonly subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected. The effects of these changes and any other changes that result from the enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes.
In addition, the current administration proposed to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. The administration has also effected certain changes to the taxation of interest on shareholders’ equity. Any future changes in tax policy or laws may adversely affect our business, financial condition and results of operations.
For more information, see “Item 4. Information on the Company—B. Business Overview—Significant changes in tax legislation.”
The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.
The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of NATO. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks have also been removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russian banks being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to the Russian government, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.
While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to escalate, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others.
There remains considerable uncertainty as to the outcome of the war and its impact on the global economy, financial markets and the prices and supply of commodities and other products and services globally. The potential consequences of the war for us include, without limitation:
•The U.S. dollar may appreciate sharply which could increase the price of goods and services on which we depend for which we are required to pay in U.S. dollars, as well as increase the pressure on our margins and prices generally.
•Given that Russia and Ukraine are among the largest grain exporters in the world, a continuation of the conflict could result in increased inflation in Brazil and in measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for our financing and investing activities.

•Inflation resulting from the COVID-19 crisis has been compounded by the conflict between Russia and Ukraine. Inflation makes it more difficult for us to conduct our financial planning, and increases the capital needed to fund our activities and our credit risk exposure. Measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, could materially impact the cost of debt and third-party capital for our financing and investing activities.
•A recession of the Brazilian and/or global economies as a result of the aforementioned developments could also have a material adverse effect on our business.
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
The effects of the war between Russia and Ukraine and the conflict in the Middle East are ongoing, and its continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.
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
Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to directly attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs indirectly, and only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in a Brazilian newspaper published in the same city as our headquarters, and the same newspaper's website must provide digital certification for all the documents kept on such website. Holders of our shares can exercise their right to vote at a shareholders’ meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.
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
Beginning on March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, have been regulated by CMN Resolution No. 4,373/2014, or Resolution No. 4,373, which revoked the former rule that had been in effect for the preceding 15 years (CMN Resolution No. 2,689/2000), and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which became effective on December 31, 2022. Following such amendments, a revision of Resolution No. 4,373 is also expected in the future. As this time, we are unable to foresee the effects such a revision may have on the Company.

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
Telefónica, our controlling shareholder, and its affiliates currently own, directly and indirectly, approximately 75.29% of our total capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As a result of their share ownership, Telefónica and its affiliates can decide most of the matters that require shareholder approval.

'Item 4. Information on the Company
A.History and Development of the Company
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
On September 18, 2014, we entered into a stock purchase agreement with Vivendi S.A. to acquire all of the shares of GVT Participações S.A., or GVT, the controlling shareholder of Global Village Telecom S.A., or Operating GVT, which was approved by our board of directors on the same date. Pursuant to Brazilian law, the transaction required approval by both ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations, that included (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT previously operated, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the STFC license held by GVT within 18 months of ANATEL’s decisions, since the same economic group cannot hold more than one STFC license in the same geographic area. Telefônica has satisfied both obligations. On March 25, 2015, CADE provisionally approved the GVT acquisition, subject to a series of obligations imposed to prevent any undesired concentration effects of the merger. Such obligations require that we:
•Maintain, for at least three years, the current geographical coverage for STFC, SCM and SeAC services;
•Maintain, for at least three years, the current average broadband speed for GVT’s customers on a nationwide basis. The reference as of December 2014 was 15.1 Mbps;
•Maintain, for at least three years, the current average broadband speed for GVT’s customers in São Paulo. The reference as of December 2014 was 18.25 Mbps; and
•Do not exchange, directly or indirectly, classified information, strategic or competitively sensitive information with any other company or between management and representative responsible for subsidiaries of Vivendi group, the Telefónica group and the Telecom Italia group related to its operations in the Brazilian market.
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
On July 3, 2017, Telefônica Data S.A., or TData, a wholly-owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A., or Terra, from SP Telecomunicações Participações Ltda., or SP Telecom, one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.

In March 2020, the Company expressed interest in acquiring, jointly with TIM S.A. and Claro S.A., part of the UPI mobile assets of Oi S.A., an acquisition that would reach its closing on April 20, 2022. On that date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. were acquired by the Company.
We are registered with the CVM as a publicly held company and our stock is traded on the B3 under the ticker “VIVT3”. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE under the ticker “VIV” (formerly “TSP”). Our telephone number is 55-11-3430-3687 and our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our website is https://ri.telefonica.com.br/. The information on our website is not a part of this annual report on Form 20-F.
As of December 31, 2023, we had 1,652,588,360 outstanding common shares (excluding treasury shares), with no par value per share. Our shareholders’ equity amounted to R$69.6 billion as presented in our audited financial statements prepared in accordance with IFRS Accounting Standards.
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

A third stage of the corporate restructuring was approved by ANATEL on August 16, 2011. On October 3, 2011, our shareholders approved the merger of Vivo Participações in the USA and Telefônica Brasil absorbed the assets of Vivo Participações, extinguishing Vivo Participações, which simplified and further rationalized our cost structures. On the same date, we changed our telecommunications name from Telecomunicações de São Paulo S.A. – TELESP to Telefônica Brasil S.A., to reflect our national operations. On October 18, 2011, ANATEL approved the transfer of the authorization for the provision of SMP services in the state of Minas Gerais from Vivo Participações to Vivo.
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
As consideration for the acquisition, we agreed to pay a portion of the price in cash, and a portion in the form of our common and preferred shares, as follows: (1) €4,663,000,000 to be paid in cash on the closing date, as adjusted under the terms of the share purchase agreement, and (2) our common and preferred shares in the amount of 12% of our total capital after the capital increase contemplated in the share purchase agreement and the merger of GVTPar shares in us. The full consideration was paid upon completion of (A) a capital increase, the proceeds of which were used to pay the cash consideration described in (1) above, and (B) the merger of GVTPar shares in us.
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

On July 29, 2015, Vivendi S.A. sold 67.9 million preferred shares, representing 4% of our share capital. On the same day, Telefónica S.A. announced that it had signed an agreement with Vivendi’s subsidiary, Société d’Investissements et de Gestion 108 SAS, through which Telefónica undertook to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million preferred shares of Telefônica Brasil S.A., (received by Société d’Investissements et de Gestion 108 SAS. in the context of the acquisition of GVT Participações, S.A.). On September 16, 2015, the stock exchange was completed. Consequently, Telefónica S.A.’s interest in the Company increased 5.2% in relation to the total preferred shares of the Company and 3.5% in relation to the company’s total capital. On the other hand, SIG108’s shareholding in the Company was reduced by the same proportion. Therefore, as of that date, SIG108 has no interest in the Company.
On March 14, 2016, our board of directors approved a corporate restructuring to simplify our organizational structure. In the previous corporate structure, GVT Participações S.A. (“GVTPart”) was 100% owned by Telefônica Brasil. On the date of the merger, GVT was divided and its net assets were transferred in part to GVTPart and partly to POP. GVT’s share of equity related to assets, rights and obligations related to telecommunications activities was transferred to GVTPart and other installments, related to assets, rights and obligations related to other non-telecommunications activities, were transferred to POP. GVTPart was later merged into Telefônica Brasil. The corporate restructuring did not result in an increase in capital or a change in the company’s shareholders’ participation and was ratified by an extraordinary general meeting on April 1, 2016.
Acquisition of Telefônica Transporte e Logística Ltda. by TData
On October 28, 2015, TData, as a buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as a seller, signed a Share Purchase agreement that resulted in the acquisition of Telefónica Transporte e Logística Ltda., a Brazilian-based company that provides logistics services.
Acquisition of Terra by TData
On July 3, 2017, we announced that our wholly-owned subsidiary, TData, acquired all shares in the share capital of Terra Networks Brasil S.A. (“Terra”) from SP Telecomunicações Participações S.A. (“SPTE”), one of our controlling shareholders (the “Transaction”). Terra is a provider of digital services (own and third-party services of value added (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. The goal of the Transaction was to expand and integrate our digital services offering in order to provide additional value to our customer base and TData’s, as well as to provide TData’s service offering to Terra’s customer base and subscribers. In addition, the Transaction aimed to expand TData’s advertising business as a result of Terra’s national operations and expertise. The total price paid by TData as a counterpart for the acquisition of shares issued by Terra was R$ 250 million, paid in a single installment using TData’s cash in hand, without the need for financing. The Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.
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

Restructuring involving Terra and Telefônica Infraestrutura e Segurança Ltda.
On September 26, 2019, we announced that our wholly-owned subsidiary, Terra Networks Brasil S.A., or Terra, acquired all shares of Telefónica Infraestrutura e Segurança Ltda., or TIS, Telefónica Ingeniería de Seguridad S.A. and Telefónica Digital España S.L.U. (the “TIS Transaction”). TIS is dedicated to the exploration and provision of services and technology of information security systems, technical support and other services related to infrastructure, technology and information.
The objective of the TIS Transaction was to enable Terra, which carries out, among other activities, the development of computer systems, with the objective of expanding consulting and operational assistance, maximizing the commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the integration of commercial offerings from TIS and Terra, unlocking the generation of added value for the Company’s portfolio of clients such as information technology, security, IoT (Internet of Things) and connectivity activities, all to be provided under common management.
The total amount paid for the acquisition of the shares issued by TIS was R$70.84 million, in a single installment, without any financing, using the cash available from Terra. This value was calculated based on the economic value of TIS as of June 30, 2019, according to the cash flow criterion, supported by an evaluation report commissioned by us.
The TIS Transaction did not alter our ownership structure or cause any dilution to our shareholders.
Launch of Vivo Money Credit Rights Investment Fund (FIDC)
In August 2020, in relation to the launch of our Vivo Money service, we structured the Vivo Money Credit Rights Investment Fund (“FIDC”), which was created in the form of a closed company for an indefinite period. FIDC’s objective is to provide its quotaholders with a return on equity on their quotas by investing in the acquisition of (i) eligible credit rights, with supporting documents that meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all the composition and diversification indices of the fund’s portfolio. Eligible credit rights to be acquired by FIDC originate from credit transactions conducted electronically by our customers exclusively through our Vivo Money electronic platform. FIDC began operations on September 14, 2020, issuing 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. On December 1, 2020, we made a new contribution to FIDC in the amount of R$ 2 million, with the issuance of over 2,000 junior subordinated quotas with an initial unit value of R$ 1,000. In 2021 we made a total of nine contributions to the FIDC that totaled R$30 million, totaling 26,009.82 junior subordinated quotas with an initial unit nominal value of R$ 1,260 which will not have a defined remuneration parameter and are subordinated to senior quotas and subordinated quotas, in this order of priority, for the purpose of amortization and redemption. Residual returns from this FIDC, if any, are paid to us as subordinated shareholders. In 2022 we made 11 contributions to the Vivo Money FIDC, in the total amount of R$137 million, representing 126,340.74 junior subordinated quotas with an initial unit nominal value of R$1,435.
On July 31, 2023 we entered into an investment commitment in Vivo Money FIDC with Polígono that could reach R$250 million in a maximum period of 24 months. Polígono is an independent asset manager, founded in February 2023, formed as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in the credit as a service market in Brazil. It currently manages R$4 billion in assets and operates from hiring, implementing credit policies, managing portfolios, to debt collection. On August 3, 2023 and November 1, 2023, Polígono made two contributions of R$15 million, totaling R$30 million, in Vivo Money and also a contribution of R$25 thousand in Vivo Money II. These contributions to the funds, were recognized as financial liabilities (note 21.c.4).

Conversion of Our Preferred Shares into Common Shares
At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as of such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share, or the “Conversion”; and (2) certain amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of our preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, our ADRs backed by preferred shares were exchanged for ADRs backed by common shares, and our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value. All of our common shares continue to trade under the ticker symbol “VIVT3” on the B3 (while our ticker symbol “VIVT4,” under which our preferred shares traded on the B3, was suspended on November 23, 2020), and our ADRs backed by common shares began trading on the NYSE under the ticker symbol “VIV.”
Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L.
On November 1, 2020, our board of directors approved the execution of a quotas purchase and sale agreement, or the "CyberCo Transaction", pursuant to which we sold a 100% equity interest in our subsidiary Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L., or TTech, an indirect subsidiary of Telefónica, for the total amount of R$116.4 million, supported by an appraisal report commissioned by us.
As a preliminary step to the implementation of the CyberCo Transaction, certain assets, contracts, and employees were transferred to CyberCo Brasil, all strictly related to cybersecurity activities. The transaction allows us, as an exclusive distributor of CyberCo Brasil, to be positioned in the cybersecurity market by expanding our portfolio of products and services. In addition, we benefit from greater competitiveness due to the global scale of our cybersecurity partner.
The transaction did not alter our shareholding structure, nor cause any dilution to our shareholders. The CyberCo Transaction was not subject to any regulatory authorizations or other approvals in addition to those obtained from our governance bodies on October 30, 2020 and November 1, 2020.
Investment by Telefónica Infra, S.L.U. and Caisse de Dépôt et Placement du Québec in FiBrasil Infraestrutura e Fibra Ótica S.A.
On July 2, 2021, we executed certain agreements, or the "FiBrasil Transaction", with Caisse de Dépôt et Placement du Québec, or "CDPQ", a global investment group, and Telefónica Infra, S.L.U., or "TEF Infra", a wholly-owned Spanish subsidiary of Telefónica, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A., or "FiBrasil". The operation represented a total investment by CDPQ of up to R$1.8 billion (including payments to us and contributions to FiBrasil) in exchange for a 50% equity interest in FiBrasil’s share capital. TEF Infra acquired a 25% equity interest for the same price, while we hold the remaining 25% interest. CDPQ has committed to make additional contributions of approximately R$750 million, of which R$205 million were paid on closing of the FiBrasil Transaction. These contributions, as well as debt that has been raised (such as FiBrasil’s R$550 million debentures issuance on September 25, 2021) or that may potentially be raised by FiBrasil, are expected to finance the totality of its business plan.
FiBrasil is a leading company in the fiber wholesale market in Brazil. It began its operations with approximately 1.6 million FTTH homes passed, and a plan to reach around 5.5 million homes in four years, focusing on mid-sized cities outside the State of São Paulo.

Sale of shares of Telefônica Cloud e Tecnologia do Brasil S/A to Telefónica Cybersecurity & Cloud Tech, S.L.
On August 2, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the "TC&T Transaction", whereby: (i) we sold 20% of our stake in our subsidiary Telefônica Cloud e Tecnologia do Brasil S.A., or CloudCo Brasil, to Telefónica Cybersecurity & Cloud Tech, S.L., or TC&CT, a company indirectly controlled by Telefónica, for R$22.0 million; and (ii) TC&CT acquired 190,000 common shares, without par value, issued by CloudCo Brasil, for a total issuance price of R$76.0 million, of which R$25.0 million was paid on August 2, 2021, and R$51.0 million paid in two installments in January 2022 and 2023. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TC&T Transaction, we now own 50.01% of CloudCo Brasil’s share capital, while TC&CT holds the remaining 49.99% interest. Our relationship with TC&CT with respect to the management of CloudCo Brasil is governed by a shareholders’ agreement, which was also executed on August 2, 2021. Both the share purchase agreement and the shareholders’ agreement have terms and conditions that are common to this type of transaction.
As a preliminary step in the implementation of the TC&T Transaction, certain assets, contracts and employees have been transferred from us and TIS to CloudCo Brasil, all strictly related to cloud computing activities. The TC&T Transaction enabled us, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing solutions and services for the B2B segment, improving our market position and product offerings and enabling us to capture significant growth opportunities in this sector. The TC&T Transaction was not subject to any regulatory authorizations or additional approvals, other than those already obtained from our governing bodies, and it did not change our capital structure, nor cause any dilution to our shareholders.
Launch of VivaE Joint Venture
Following our strategy of expanding our consumer digital services portfolio, we signed in October 2021 a non-binding memorandum of understanding with Ânima Holding S.A. (“Ânima Educação”), to set up a joint venture (“JV” or “VivaE”) in education services. In February 2022, we and Ânima Educação signed an investment agreement for the constitution of the aforementioned JV. Ânima Educação is one of the largest and most innovative ecosystems of private education in Brazil, with an 18-year track record. The JV is currently investing in an online education platform, which will provide professional learning courses and connect students with potential employers, initially in the areas of Technology, Management, Business, and Tourism. As of December 31, 2022, Telefônica Brasil and Ânima Educação collectively invested an aggregate amount of R$20 million in VivaE. In compliance with the investment targets under the JV, in March 2023, we and Ânima Educação each invested R$3 million in VivaE, totaling a cumulative aggregate investment in VivaE of R$26 million since the JV was formed up to December 31, 2023.
Sale of shares of Telefônica IoT, Big Data e Tecnologia do Brasil S/A to Telefónica IoT & Big Data Tech, S.A.
On November 1, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the "TI&BDT Transaction", whereby: (i) we sold a 0.02% equity interest in our subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil S.A., or "IoTCo Brasil", to Telefónica IoT & Big Data Tech, S.A., or "TI&BDT", a company indirectly controlled by Telefónica, for R$19 million; and (ii) TI&BDT acquired 499,800 common shares, without value, of IoTCo Brasil, for a total issuance price of R$94.9 million. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TI&BDT Transaction, we own 50.01% of IoTCo Brasil’s share capital, while TI&BDT owns the remaining 49.99% interest. Our relationship with TI&BDT with respect to the management of IoTCo Brasil is governed by a shareholders’ agreement, which was also executed on November 1, 2021.
As a preliminary step to the implementation of the TI&BDT Transaction, certain assets, contracts, and employees were transferred from us and TIS to IoTCo Brasil, all of which are strictly related to IoT and big data activities. The TI&BDT Transaction enabled us, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and big data services and B2B solutions, improving our market position and product offerings and enabling us to capture significant growth opportunities in this sector. Additionally, the TI&BDT Transaction also ensures that we continue to manage relationships with end customers, as we have also entered into an agreement whereby we will act as IoTCo Brasil’s exclusive sales channel.

The TI&BDT Transaction was not subject to any regulatory authorizations or additional approvals, other than those already obtained from our governing bodies, and it did not change our capital structure, nor cause any dilution to our shareholders.
Launch of Corporate Venture Capital Fund
As approved by the Company’s Board of Directors, on April 11, 2022, the Corporate Venture Capital fund was constituted, together with Telefonica Open Innovation, S.L., as Vivo Ventures Fundo de Investimento em Participações Multiestratégia or “Vivo Ventures” or "FIP". Through Vivo Ventures, we intend to foster the expansion of our digital ecosystem with the creation of meaningful partnerships with startups, contributing to complementing the value proposition offered to our customers through innovative services and products, leveraging our extensive distribution chain and the potential of the Vivo brand.
Vivo Ventures has a total committed capital of R$320 million, which will be deployed in 5 years, as investments in startups in the segments of healthcare, financial services, education, entertainment, smart homes, marketplace, among others. We hold 98% of the subscribed capital of Vivo Ventures and Telefónica Open Innovation holds 2%.
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
In December 2022, the FIP carried out its second operation, committing to invest R$10 million in Klubi Participações S.A. (“Klubi”). Klubi is a fintech authorized by the Central Bank to operate as a consortium administrator in Brazil, which currently offers car consortium products and services.
In May 2023, the FIP signed its third investment contract in the amount of US$3 million with DGB USA Inc., or Digibee, to acquire a stake in Digibee. Digibee is a company that provides a low-code iPaas (Integration Platform as a service) enabling simplified and efficient integration between legacy technological systems and new technologies, aligned with the Company's interest in accelerating the time-to-market of its technological development.
In December 2023, the FIP committed to acquiring a shareholding position in the amount of R$25 million worth of stock in Conexa Health LLC, the controlling company of Conexa Saúde Serviços Médicos S.A. Conexa is the largest independent telemedicine platform in Latin America and a digital health ecosystem that connects patients, professionals, businesses, and insurers, using up-to-date technology, with the goal of democratizing access to quality health care. Recently, Conexa announced a merger with Zenklub, a digital service company for emotional health and wellness, which is still pending approval by antitrust authorities.
Acquisition of part of Oi UPI Mobile Assets (Business combination)
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Oi Group's mobile business operations (the “UPI Mobile Assets”) took place, and Telefônica Brasil acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), a special purpose company, to which the mobile assets of Oi Group assigned to Telefônica Brasil had been contributed, in accordance with the segregation plan stated in the Oi Agreement.
Thus, Telefônica Brasil acquired Garliava’s shares for the amount of R$5,373.0 million having paid, on such day, the amount of R$4,884.6 million. The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release was subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.

Likewise, on such date, Telefônica Brasil: (i) committed to an additional payment of R$110.2 million, subject to the fulfillment of certain targets by Oi, a contingent consideration that was part of the total consideration; (ii) made a payment of termination costs in the amount of R$8.3 million, which was also part of the total consideration. Therefore, the total consideration at the closing date was R$5,491.6 million. The Company also entered into other complementary payment commitments with Oi, as follows: (i) made a payment of R$147.6 million for certain transition services provided by Oi to Garliava; and (ii) entered into a take-or-pay data transmission capacity agreement, with a net present value of R$179.0 million, to be paid monthly during a period of 10 years.
In the context of this acquisition, the Company's share of UPI Mobile Assets was:
•Clients: approximately 12.5 million clients, or approximately 30% of UPI Mobile Assets’ total customer base as of February 2022, for which the allocation sought to enhance competition among the Brazilian telecom market operators;
•Spectrum: 43 MHz as a national weighted average based on population, or approximately 46% of the UPI Mobile Assets’ radio frequencies, with the allocation in strict conformity to the spectrum limits set by ANATEL; and
•Infrastructure: agreements for the use of approximately 2,700 mobile access sites, or approximately 19% of the UPI Mobile Assets’ total sites.
All commitments assumed were duly submitted to ANATEL and CADE during 2022.
Post-Closing Price Adjustment
On October 3, 2022, we commenced arbitration proceedings against Oi due to the manifest breach by Oi of certain terms of the Oi Agreement. These proceedings and related disputes between us and Oi were settled upon the execution of an agreement regarding the Post-Closing Price Adjustment (as defined in the Oi Agreement). This settlement was approved by the Market Arbitration Chamber on October 4, 2023. Pursuant to its terms, the final price for the UPI Mobile Assets assigned to us, taking into account the Post-Closing Price Adjustment, was of R$5,128.8 million, of which R$4,884.6 million was paid by us on April 20, 2022. The remaining amount was paid upon completion of the assessment to Oi of half of the Telefônica Retained Value, and we have withdrawn the other half of the Telefônica Retained Value that was deposited with the Market Arbitration Chamber, equal to R$244.2 million as of the closing date, plus interest and/or monetary correction. For more information, please refer to Note 1.C.3 to our consolidated financial statements.
Post-closing price adjustments occurred during the second half of 2023, after the PPA measurement period. Therefore, the impacts generated by post-closing price adjustments were recorded in the income statement (refer to footnote 27 to our consolidated financial statements), without changes to goodwill.
Merger of Garliava With and Into Telefônica Brasil
On February 1, 2023, our shareholders approved Garliava’s merger into Telefônica Brasil, subject to certain conditions. Fulfillment of these conditions was confirmed by our board of directors on February 28, 2023, from when the merger became effective and Garliava was declared extinct.
Acquisition of the Vita IT Company through TIS
On October 3, 2022, our indirect subsidiary, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), completed the transaction for the acquisition of all shares representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT”), as already approved by CADE. The adjusted total purchase consideration transfer was R$110.2 million, of which: R$42.0 million, paid in cash at the time of completion of the Transaction; R$9.0 million paid in 2023 and the balance of R$59.2 million will be paid according to contractual clauses, updated by the IPCA. The referred price was also supported by an appraisal report prepared by an independent company.

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
Merger of Vita IT Within and Into TIS
On November 30, 2023, our wholly-owned subsidiary TIS completed the merger of Vita It, its wholly-owned subsidiary, with and into TIS. The "Vivo Vita" brand will continue to exist and be used by TIS without affecting the activities previously performed by Vita It. This merger strengthens the Company's position in the networking market and allows for greater operational efficiency, increased business scale, and standardization in providing certain information technology services.
Acquisition of the Vale Saúde Sempre Company through POP
On March 3, 2023, POP Internet Ltda. (“POP Internet”), a wholly-owned subsidiary of the Company, concluded the acquisition of all shares issued by Vale Saúde Administradora de Cartões S.A. (“Vale Saúde Sempre”) pursuant to the "Agreement for the Purchase and Sale of Shares and Other Covenants" ("Acquisition of Vale Saúde"). The total consideration transferred was R$62.0 million, with the payment as follows: R$37.0 million, paid in cash upon conclusion of the Transaction, R$3.0 million paid in 2023 and the balance of R$22.0 million will be paid according to contractual clauses, restated by the DI rate variation.
The consummation of the deal was not subject to prior approval by the Administrative Council for Economic Defense (CADE) and was also preceded by a financial, administrative, legal, fiscal, operational and technological diligence in relation to Vale Saúde.
Vale Saúde Sempre is a start-up that acts as a healthcare services marketplace, connecting its customers to a wide medical-hospital network with national coverage, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the customer can book medical consults (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners.
The Acquisition of Vale Saúde strengthens the Company's positioning as a digital ecosystem, promoting services that are relevant and complementary to its business model. The differentiated assets of the Company, such as its brand, extensive customer base with high payment recurrence, and capillarity of on-site and digital distribution channels, will enable the sustainable scaling of Vale Saúde Sempre's business in a sustainable manner, expanding the Company's portfolio to new digital services in the healthcare value chain.
Joint Venture with Auren Comercializadora de Energia Ltda.

On December 18, 2023, the Company and Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), entered into an investment contract for the incorporation of a joint venture, of which each shareholder will hold 50%, (the “Auren Joint Venture”).

By combining Auren’s know-how in energy generation and commercialization with the Company’s scale, digital penetration and distribution capacity, the future joint venture intends to position itself in the free energy market in Brazil, that is gradually being implemented, and, starting in January 2024, will be accessible to business customers connected to the high-voltage grid with demand below 500kW. The potential market for the joint venture is estimated to be over 72 thousand large companies including factories, offices and commercial establishments, in addition to, preparing future operations in the low-voltage and residential segments, in the event of the complete opening of the Brazilian electricity market.
The closing of the Auren Joint Venture is subject to obtaining the applicable antitrust approvals, that are a condition precedent for the constitution of the joint venture. After its constitution, the new company will begin the necessary procedures to obtain the respective licenses and authorizations for the development of its business. Its activities, which will be conducted by its own independent team, are expected to start in the second half of 2024.
Capital Expenditures
The following table sets forth our capital expenditures for each year in the three years ended December 31, 2023.

	Year ended December 31,
	2023	2022	2021

	(in millions of reais)
Network	7,588.3	7,972.4	7,102.5
Technology / Information Systems	1,015.4	1,216.5	1,255.2
Others(1)	419.1	531.2	4,823.2
Total capital expenditures	9,022.9	9,720.0	13,180.9

(1)Consists primarily of: (i) handset sales made to corporate customers for the length of their contracts; (ii) furniture and fixtures, office equipment and store layouts; and (iii) spectrum licensing costs relative to the renewal of our 850 / 900 / 1800 MHz frequency.
Year Ended December 31, 2023
In 2023, we invested R$9,022.9 million, a 7% decrease over the amount we invested in 2022 (R$9,720.0 million), primarily due to the decrease on investments in the 4G network. Investments excluding licenses (related to licenses renewal) and leases (IFRS16) added up to R$8,959.8 million in 2023 (compared to R$9,530.0 million in 2022), in line with the Company’s Capex guidance, excluding licenses and leases (IFRS 16), of up to R$9 billion in 2023.
Investments in projects were strongly focused on network investments (which accounted 84% of investments in 2023) and included 4G and 5G mobile access, transmission backhaul, backbone and FTTH network and clients. The investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and are also designed to prepare us for medium-term growth.
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
B.Business Overview
We are the leading mobile telecommunications company in Brazil (with a 38.7% market share as of December 31, 2023, based on accesses), with a particularly strong position in postpaid mobile services (41.5% market share as of December 31, 2023, based on accesses). As of December 31, 2023, we reached 17.7% of total market share in FTTH (fiber-to-the-home) accesses in Brazil.
Our Vivo brand, under which we market our services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to sustain this market leadership. As of December 31, 2023, our average revenue per mobile user, or ARPU, of R$28.2 represented a premium relative to the market average. We offer our clients a complete portfolio of products, including mobile and fixed-line voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our Fiber to the Home, or FTTH and Fiber to the Curb, or FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks in the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.
We seek to continue to increase our operating margins by focusing on developing and growing our product offerings so that they comprise an integrated portfolio that allows us to extend our customers' lifetime value.
Our Operations and Services
Our operations consist of:
•local and long distance fixed-line telephone services;
•mobile services, including value-added services;

•data services, including broadband services and mobile data services;
•Pay TV services mainly through IPTV;
•network services, including rental of facilities, as well as other services;
•wholesale services, including interconnection;
•digital services;
•services designed specifically for corporate customers; and
•the sale of wireless devices, accessories and consumer electronics.
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
Mobile services
According to data regarding market share published by ANATEL in December 2023, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.
Our mobile portfolio includes voice and broadband internet access through 3G, 4G, 4.5G and 5G, as well as value-added services (such as Atma, VivaE, Vida V, Vivo HomeFix, Vivo BTFIT, Go Read, Ubook, Hube Jornais, NBA, McAfee, Forbes Brasil, Casa do Saber, Super Comics, Skeelo, Babbel, and Vivo Pay), prepaid plans with data sharing features, family plans, voice mail, caller identification, voice minutes in unlimited bundles to mobile and fixed phones, and digital services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.
We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.
Data services
We provide fixed broadband through fiber (FTTH – fiber-to-the-home and FTTC – fiber-to-the-curb) and xDSL technologies, with download speeds reaching up to 1 Gbps.

In 2023, we continued to cover 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching more than 6.6 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 29.4 million homes, of which 26.2 million alone consisted of FTTH technology.
In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. As of December 31, 2023, we covered 4,931 municipalities with our 3G network, reaching 97.4% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2023, was available in 4,753 municipalities, reaching 96.3% of Brazil’s population, 4.5G LTE through carrier aggregation in 3,633 municipalities, reaching 89.6% of the Brazilian population, and also 5G technology, present in 173 municipalities, equivalent of 48% of the Brazilian population.
In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
Pay TV services
We began offering subscription-based television services, or Pay TV services, via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. By the end of 2022, we discontinued the DTH operations, disconnecting all customers. From 2023 onwards, we only provide Pay TV services by means of IPTV (a type of service that offers video broadcast through the IPs) technologies. As of December 31, 2023, we had 0.8 million Pay TV customers.
Network services
Our network management technology ensures comprehensive management and supervision of all our network processes and network performance for our clients. Our network management center monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, mobile and fixed packet/circuit core networks, value-added services/multimedia platform and global services, radio access network, infrastructure and online services performance, as well fixed access network across the country, broadband networks, network interconnection, portability and IPTV. The center is able to identify abnormalities in both our network (fixed and mobile) and in third-party networks including networks of other operators and other corporate clients, using failure, signaling, quality and service monitoring systems. Our network management center is integrated with maintenance and operations teams that maintain and operate mobile and fixed network elements, as well as infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.
Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. Currently, our monitoring process has been improved by the development of a customized Telefonica Event Management System (TEMS) and by the evolution of the Robotic Process Automations (RPA) based on self-monitoring processes, which increases the effectiveness of incident correlation, recovery and management. This advancement gives our team more efficiency and speed in detecting and solving problems in our networks. Some of the improvements we have made in recent years include advancements in the migration of time-division multiplex switches to next-generation network switches, which offer new digital services to our clients and reduce our maintenance costs, including improvements in levels of security, power supply, battery and air conditioning infrastructure. The most significant implementation of fixed network technology has been a project to exchange optical cabinets, used for offering voice and data services for Multi-Service Access Nodes, which allows us to offer broadband service to many clients who did not previously have this service.
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
At the end of 2023, we had 872 local and long-distance interconnection agreements with Telefônica Brasil (fixed and mobile operation) and 307 agreements for the provision of local and long-distance traffic.

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
Digital services (including value-added services)
Overview
In 2023, Vivo Telefonica made further efforts to expand its strategy of “connecting through digitization” (digitalizar para aproximar) closer to our consumers.
During the last year, Vivo continued to improve the experience of its products and digital services, with segmented offers, exclusive conditions for its clients, and new partnerships to improve its value proposition.
Vivo Telefonica, according to Omdia, is the third Telco in the world in number of relevant partnerships in digital services. This shows the company’s commitment to improving its portfolio.
Mobile Plans and similar bundles in Fixed Broadband (FTTH), which include the subscription of the top streaming players, such as Netflix, Amazon Prime, Globoplay and others, with additional data packages and other benefits, are great strengths of its value proposition.
Additionally, in 2023, Vivo launched some exciting new entry-level Post Paid plans:
•Controle Entretenimento (Vivo Play App): A new option for customers to access a vast entertainment content offer, live and on demand, anytime, anywhere and in any device. The product works through an app, with traditional Pay TV channels and access to thousands of on demand content, without the requirement of a Set-top box to be fully functional.
•Controle Saúde (Vale Saúde): is a mobile plan that provides health services, including phone consultations with healthcare professionals, guidance on health care, discounts on medicine, and access to well-being apps. It's an excellent option for proactive healthcare and easy access to medical services from the comfort of your home.
•Controle Educação (Viva E): a plan designed for students who wish to have access to educational content and teaching applications. The plan includes access to an exclusive platform of pedagogical content and virtual learning tools, in addition to 10GB of internet and unlimited calls to any carrier. It is an interesting option for the academic community seeking an affordable alternative for educational content access.
•Controle + Netflix (Basic With Ads): Vivo is the first Brazilian Telecom that has an entry mobile plan with Netflix subscription.
In 2023, Vivo also improved its standalone offers by launching Netflix as add-on with 3 plans: Basic With Ads, Standard, and Premium: The Basic plan offers standard definition streaming and one screen at a time with advertisements. The Standard plan offers high definition streaming and two screens simultaneously. The Premium plan offers ultra-high definition streaming and four screens at the same time without advertisements.

Vivo has one of the most complete portfolios in the world and offers the option of paying directly with Vivo’s bill, players such as: Spotify, Netflix, Amazon Prime, HBO Max, Disney+, Globoplay, Paramount+ and many others.
Similar to past years, Vivo continued to develop and improve segmented communication to its clients, with a distinguished strategy for each one of its services, allied with specific promotions that helped to grow sales throughout this year (+12% YoY in sales).
Vivo App continues to play one of the most important roles in the expansion and visibility of Digital Services. Vivo App is responsible for 70% of all the sales of the standalone offers of the most relevant players, like Netflix, Spotify, Disney+, Amazon, and also your streaming the Vivo Play App.
With the Vivo App, digital services gained more exposition with several new spaces to communicate the offers, banners, recommended apps positions and premium positions to communicate special conditions, with more intelligence through its NBX and NBO that provides the best offer and product to our client.
Financial services
Financial services are highly strategic for us, as it reinforces our position as a digital service hub, offering our customers far more than telecommunications services. Therefore, in October 2020, we launched our personal credit service for our customers, called Vivo Money. After 2 years of tests, 2022 was the year for consolidating Vivo Money as an important line of business. Currently, it grants credit to customers ranging from R$500 to R$50,000, offering competitive rates, starting at 1.79% per month up to 36 installments – always taking into consideration the individual customer’s credit behavior. Vivo Money also has a device financing service, on a strategy to create synergy with our core businesses.
Our financial services portfolio goes beyond credit and consolidates solutions for our customers. Vivo Pay, our digital bank account, is another important landmark for our financial services strategy.
Launched in 2021, Vivo Pay is the digital account free of charges and available to all our customers. It supports financial inclusion in Brazil by offering, among other functionalities, bill payments and transfer money to any bank account in Brazil through PIX, the Brazilian instant payment system, enabling instantaneous and cost-free money transfers and payments at any time or day of the week.
In Vivo Pay, customers can also request a Vivo Itaúcard – the credit card that Vivo has in partnership with Banco Itaú, bringing benefits such as 10% cashback for all purchases effected within Vivo's ecosystem, in addition to offering a payment option in up to 18 installments without interest in Vivo’s stores.
Another financial service we are offering is insurance. Vivo Seguro Celular – the mobile insurance product partnered with Zurich – is offered to every customer to protect their smartphones, with a digital and seamless journey. Also with Zurich, new insurance plans were launched for protecting electronic devices like laptops, smartwatches, headphones and tablets – confirming the well-established partnership and the high potential for improving services to all our customers. We are also expanding our insurance offerings to verticals such as homes, pets and bikes.
Corporate innovation
In 2023, we accelerated the innovation ecosystem by investing in new opportunities to expand and fortify our digitalization process. Our customers understand that Vivo is more than a common telecommunications company, and demand products and services that create value and complement their journey with us.
We strategically selected some key segments of the Brazilian market to invest in and create new businesses. In addition to launching several products, others were restructured and some are in a growth phase.

•In the health ecosystem, Vivo announced the acquisition of Vale Saúde Sempre, a startup that is a health services marketplace and provides access to consultations (in-person and telemedicine), exams, and surgical procedures at affordable prices through a monthly subscription, within an accredited network comprising thousands of laboratories and medical clinics across Brazil. With the acquisition, our expectation is to leverage its presence in the health market using relevant assets from the startup, such as the B2B customer base and cost synergies, among others. In total, Vale Saúde Sempre has 250,000 users of its service, and over the last three years, its net revenue has grown at a rate of 64% annually.
•In Education, we advanced the company Vivae (a joint-venture between Vivo and Ânima Educacional), which we created in 2022. This EdTech focused on open courses aims to provide education for new professions in the digital market. It has a proprietary teaching methodology and already offers more than 40 courses. By the end of 2023, Vivae has surpassed the mark of 20,000 plans sold.
•In Smart Home, we repositioned our value proposition with services based on relevant pillars of the customer journey (Smart Home consultancy, installation, device configuration and specialized support), in line with our “You can find everything at Vivo” campaign (in Portuguese, Tem Tudona Vivo). This service started with on-site installation, configuration and creation of automation in homes in the city of São Paulo and in the metropolitan region and we are currently expanding it to other regions. Client experience is supported by an App for all devices configuration and management. Additionally, Vivo inaugurated the “Casa Vivo” in São Paulo, a unique space spanning over 440 square meters where visitors can experience all the possibilities of a smart home.
At the end of 2023, Vivo signed a contract to create a Joint Venture 50:50 with Auren Energia focused on the commercialization of customized renewable energy solutions throughout Brazil. At first, the joint venture’s services will be accessible to customers in the business sector connected to the high voltage network with a demand of less than 500kW. This is the first big initiative of Vivo in the energy ecosystem,which we believe will be a promising sector in the coming years.
In addition to internal development and partnerships, we continue to invest heavily in our innovation processes, culture and search for good business with startups that can add value to our ecosystem. Wayra, our initiative that drives and invests in startups, has already invested in over 84 startups since 2012, generating over R$ 70 million in business. Wayra has entered into over 100 agreements, and approximately 50% of its portfolio does business with Vivo.
In 2019, we launched our corporate open innovation program, Vivo Discover, that continues to stimulate innovation through a mindset change of the employees and new business development. The main program that increases our innovation culture, the Vivo Shaper, completed in 2023 the fifth class with 30 executives and consultants that go through a six-month course on key methodologies and topics about the innovation process, startups culture, and how to develop a new business with the startups for revenue generation.
Vivo Ventures, our Corporate Venture Capital Fund, as mentioned herein under item 4.A History and Development of the Company, made two investments in 2023:
•Conexa: Also in the health and wellness segment, the fund announced a R$ 25 million investment at Conexa, the largest independent telemedicine platform in Latin America and a digital health ecosystem, connecting patients, professionals, companies, and insurers through technology with the goal of democratizing access to quality healthcare. Recently, Conexa announced a merger with Zenklub, a digital health services company focused on emotional well-being, which is still pending approval from antitrust authorities.
•Digibee: Vivo Ventures invested US$3 million in Digibee, the leading integration platform as a Service (iPaaS) in the Brazilian market. This investment will allow Vivo to further advance its positioning as a technology company. Additionally, Digibee's solution can be used by Vivo itself to accelerate the development of APIs for its systems.

In recognition of our digital ecosystem development, we have received several awards:
•Valor Inovação Brasil: TOP 1 Telecom
•100 Open Corps: TOP 1 Telecom and 6th place in the general ranking
•Época 360: TOP 1 innovative telecom of Brazil
•The Bakery: 12th place in best companies for the Brazilian startup ecosystem
•MIT Innovative Workplaces Brasil
•EY Brasil, Sling hub and Alya Ventures: 4th place in companies with more investments in Startups
•Cubo: Golden Seal in business development
Corporate services
We offer our corporate clients comprehensive telecommunications solutions and IT support designed to address specific needs and requirements of companies operating in all types of industries (retail, manufacturing, services, financial institutions, government, etc.).
Our clients are assisted by our highly qualified professionals who are capable of meeting the specific needs of each company with voice, data, broadband, computer services solutions, including hardware and software, and digital solutions, such as cloud, cybersecurity and IoT. We work to consistently achieve greater quality and efficiency in our services and increase our level of competitiveness in the market.
Sale of devices, accessories and consumer electronics
We sell 5G NR, LTE and WCDMA devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service, including eSIM devices. We also sell a range of connected and non-connected gadgets offering our customers quality and technological products such as tablets, notebooks, gaming consoles, wearables, speakers, e-health devices, smart home devices, etc.
We have special offers on smartphones, USB modems and other data devices for customers of bundled packages.
Our current device suppliers are Ovvi, Samsung, Apple, Motorola, Usina de Vendas (Oppo), Positivo (Infinix), Multi (Nokia and Multi), ZTE and Flex (WNC and Blucastle) and our gadgets suppliers are Samsung, Apple, Harman (JBL and Kardon), Lenovo, Allied (Google, Logitech, Xbox, Acer and TPLink), Timbro (Amazon), Customic, Alfacomex (Geonav), Positivo (Positivo and Vaio), Intelbras, Multi (DJI and Multi), DPC (Motorola, Renpho and Sonos), Tellescom (Askey), Coros, Polar, Proparts (Garmin), Sony Entertainment, Steck and Coravin.
Smartphone and gadgets sales continued a positive trajectory in 2023 with important growth results, aligned with our strategy to gain market share and become an important player in the accessories segment. This was a result of our strategy of portfolio expansion, enhanced distribution, and impactful communication initiatives emphasizing that Vivo can provide everything customers need, and also through our sales channels attracting high-value customers to our physical and online stores. This year we also had important achievements with our own accessories brand Ovvi, which was launched at the end of 2022, focused on design excellence and quality adding even more market value to our business
Vivo emphasizes that it aims to provide everything customers need, and also through our sales channels, which are focused on attracting high-value customers to our physical and online stores.

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
Local rates
Our concession agreement sets forth three mandatory plans for local fixed-line service and allows us to design alternative pricing plans. Customers have a choice between the three plans that we are required to offer, or any other alternative plan that we may choose to offer. ANATEL must be notified of the offering and implementation of any alternative plans. The three mandatory plans are:
•Local Basic Plan (Plano Básico Local): for clients that mostly make short-duration calls (up to three minutes) during regular hours;
•Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória): for clients that mostly make long-duration calls (over three minutes) during regular hours and/or that use dial-up service to access the internet; and
•Special Class Individual Access (Acesso Individual Classe Especial): a plan created specifically for families enrolled in governmental assistance programs.
The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Service Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan		Mandatory Alternative Service Plan
Monthly Basic Assignment
Residential Allowance (minutes included in the residential assignment)	200 minutes		400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes		360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—		4 minutes
Completing the call (after the Sector 31 terms of allotment)	—		R$	0.24023
Local minutes (charges in excess of the Sector 31 allotment)	R$	0.11804	R$	0.04786
Minimum time billing	30 seconds		30 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes		2 minutes
Charge per answered call (after the allotted Sector 31 duration)	R$	0.24023	R$	0.24023
As of the date of this annual report, the subscription to the Special Class Individual Access plan costs R$11.35 per month for 90 minutes of local, fixed-line calls per month. Any additional fixed-line or mobile calls may be made only if the customer purchases prepaid credits. The prices of mobile and long-distance calls are determined pursuant to a standard plan.

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
The initial price cap we agreed upon with ANATEL in our authorizations was based on previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in February 2023, which set fees at R$0.22357 for regular hours and R$0.15649 for reduced hours.
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
Significant changes in tax legislation
Constitutional consumption taxes reform
On December 20, 2023, Constitutional Amendment no. 132 was enacted into law and introduced a new model of taxation on consumption in Brazil. In summary, this reform replaces the IPI, PIS, and COFINS federal taxes with a Contribution on Goods and Services, or CBS. The ICMS state tax and ISS municipal tax will be replaced by a Tax on Goods and Services, or IBS. Taxation will be done exclusively at the destination and will be fully non-cumulative, meaning that CBS and IBS taxes applicable in the previous stage will be credited and deducted from the amount owed by the taxpayer in their billing. IBS and CBS taxes will have unified legislation, and they will be calculated on an "outside" basis, which means that these taxes will not be included in their calculation basis—as opposed to ICMS and ISS taxes, which are calculated on an "inside" basis and are included in their calculation basis. There will be a transition period from 2026 to 2032 when current taxes will be gradually replaced by IBS and CBS. During the transition period, there will be more operational complexity due to the coexistence of two models of taxation on consumption, and we expect that taxation will be effectively simplified from 2033 onwards. The reform also sets forth a federal selective tax on the production, extraction, commercialization, or importation of goods and services harmful to health or the environment (to be defined in a complementary law), but there is already a constitutional provision that this tax will not apply to telecommunications services.
As next steps, the approval of all infraconstitutional legislation is expected during 2024, followed by systemic adaptations for tax authorities and taxpayers in 2025, and the start of the new taxes in 2026.
Changes in the ICMS tax rate for 2024
In June 2022, Complementary Law no. 94 was enacted, prohibiting higher tax rates for telecommunications services compared to generally applicable rates, in adherence to a Brazilian Supreme Court ruling. Consequently, telecommunications services, historically subject to higher ICMS rates than other products and services, are now taxed at the same rates as general goods under this law.

However, towards the end of 2023, 11 states, including Bahia, Ceará, Distrito Federal, Goiás, Maranhão, Paraíba, Pernambuco, Paraná, Rio de Janeiro, Rondônia, and Tocantins, increased the general ICMS tax rate, set to take effect in 2024. On average, the ICMS rate saw a 2% increase. Telefônica Brasil is actively working to ensure the accurate calculation of ICMS taxes within the deadlines specified by each state, which could potentially impact the prices charged to our customers.
Changes in the deductibility rules for interest on shareholders’ equity
On December 29, 2023 Law No. 14,789 was enacted into law and set forth new rules for calculating interest on shareholders’ equity. The rule mainly focuses on adjustments to equity through the exclusion of transactions with related parties, as well as some accounts such as tax incentive reserves. We do not expect that these new rules will have a significant impact on the calculation of interest on shareholders’ equity for Telefônica Brasil.
Changes in investment grants rules
New regulations for calculating tax incentives associated with investment subsidies were introduced through Law 14,689, dated December 29, 2023. These regulations bring about a new framework in which a legal entity, taxed on actual profits, that receives a grant from the Union, states, the Federal District, or municipalities for the implementation or expansion of an economic enterprise may compute an investment subsidy tax credit. The legal entity is required to formally submit a request to the Brazilian Federal Revenue Service, providing all relevant details of the enterprise, to obtain prior approval for the granted tax credit. If there is no response from the Brazilian Federal Revenue Service within 30 days, qualification becomes automatic.
The previous system led to substantial disputes involving billions of dollars between taxpayers and the Brazilian Federal Revenue Service. Consequently, the new law establishes a mechanism for companies to resolve their debts, with reductions in the disputed amounts if the taxpayer opts for settlement. Telefônica Brasil is not anticipated to be significantly impacted by the new rules and does not currently have a tax dispute related to this matter.
Changes in taxation rules on investments in investment funds
On December 12, 2023, Law 14,754/23 was enacted, introducing several normative changes exclusively applicable to individuals domiciled in Brazil. Among these changes, a new rule concerning withholding tax on income earned by corporate investors in investments in Brazilian investment funds was implemented. The law stipulates periodic withholding in May and November of each year, with a rate of 15% (general rule) or 20% (specific rule applicable to investment funds with a portfolio of securities having an average term equal to or less than 365 days).
However, the new rule for periodic withholding of IRRF (Income Tax on Financial Transactions), in principle, is not expected to have significant effects on Telefônica Brasil concerning the income generated by the our equity investment fund, Vivo Ventures and our credit rights fund, Vivo Money Credit Rights Investment Fund. This is due to a specific rule excluding them from this regulatory scope as they are qualified as investment entities and comply with other requirements expressed in the legislation. As the matter is still controversial and requires clarification from the Brazilian Federal Revenue Service, we are closely monitoring the topic to ascertain if this scenario changes.
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
Value-added services
Value-added services such as entertainment, information and online interactivity services are available to mobile prepaid, postpaid and fixed customers through agreements with content suppliers. These agreements are based on a revenue-sharing model.
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
Provisions for doubtful accounts in the year ended December 31, 2023 were 1.8% of the total gross revenue.
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

	Last Available IBGE Data from 2021(1)
Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)

São Paulo State	46.6	21.9%	2,719,751	30.2%	58,302
Minas Gerais State	21.4	10.0%	857,593	9.5%	40,052
Rio de Janeiro State	17.5	8.2%	949,301	10.5%	54,360
Bahia State	15.0	7.0%	352,618	3.9%	23,531
Paraná State	11.6	5.4%	549,973	6.1%	47,422
Rio Grande do Sul State	11.5	5.4%	581,284	6.5%	50,694
Pernambuco State	9.7	4.5%	220,814	2.5%	22,824
Ceará State	9.2	4.3%	194,885	2.2%	21,090
Pará State	8.8	4.1%	262,905	2.9%	29,953
Santa Catarina State	7.3	3.4%	428,571	4.8%	58,401
Goiás State	7.2	3.4%	124,981	1.4%	17,343
Maranhão State	7.2	3.4%	269,628	3.0%	37,693
Amazonas State	4.3	2.0%	131,531	1.5%	30,804
Espírito Santo State	4.1	1.9%	186,337	2.1%	45,354
Paraíba State	4.1	1.9%	77,470	0.9%	19,082
Mato Grosso State	3.6	1.7%	80,181	0.9%	22,662
Rio Grande do Norte State	3.6	1.7%	233,390	2.6%	65,542
Alagoas State	3.4	1.6%	76,266	0.8%	22,662
Piauí State	3.3	1.5%	64,028	0.7%	19,466
Federal District	3.1	1.5%	286,944	3.2%	92,732
Mato Grosso do Sul State	2.8	1.3%	142,204	1.6%	50,086
Sergipe State	2.3	1.1%	51,861	0.6%	22,177
Rondônia State	1.8	0.9%	58,170	0.6%	32,045
Tocantins State	1.6	0.8%	51,781	0.6%	32,215
Acre State	0.9	0.4%	21,374	0.2%	23,569
Amapá State	0.9	0.4%	20,100	0.2%	22,903
Roraima State	0.7	0.3%	18,203	0.2%	27,888
Total	213.3	100.0%	9,012,144	100.0%	42,248

(1)According to IBGE data (2021) collected at https://www.ibge.gov.br/ – subject to revision.
(2)Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.
Seasonality
Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales
Overview
Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2023, consisted of 252 own sales outlets throughout Brazil. In addition, we also have approximately 1,580 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.
As of December 31, 2023, we had approximately 320,000 points of sale where prepaid mobile service customers could purchase credits using Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits. Credits may also be purchased through credit and debit cards, call centers, Vivo PDV (M2M using a cell phone for transferring the credit), personal recharge (using the phone itself to recharge credits), as well as certain certified internet websites.
We bring our solutions to our customers through the following physical sales channels:
•Vivo stores: maintaining our pioneering spirit and leading role in the market, we began the transformation of the PoS (Point of Sale) into a Tech Retail Experience Point, with the inauguration of Casa Vivo, a unique and innovative project, that materializes our new positioning, with a focus on offering technology products and services. We consolidated this transformational strategy in the second half of 2023, with the deployment of this new concept in six stores in strategic shopping malls, that prioritize experimentation and the added value of our entire portfolio through experiencing the services and Smart Home areas, in an amplified format. This direction defines how we will build the foundations for the formats of all of Vivo's physical sales channels in the future.
•Exclusive dealers: this channel is made up of companies selected and certified to supply our complete portfolio of products. These resellers make up an extensive distribution network across the country. Although the channel offers the entire product portfolio, its focus is on postpaid and Fiber products. We are also constantly updating and improving these stores to provide a better customer shopping experience, to ensure that it is consistent across all of our flagship stores. In 2023, these resellers increased our store reach by more than 40 points of sale, meaning we were present in Brazil through 1,580 stores as of December 31, 2023.
•Retail channel: our retail channel sells prepaid and top-up products that are sold by our partners' own sales teams. In 2023, we began reviewing this operating model with the aim of resuming the channel's growth.
•Distribution and digital channel: the broadest and most complex sales channel in our markets, allows our prepaid customers to purchase data and voice credits. To be as close as possible to potential and current customers, this channel is made up of accredited agents, lottery outlets, post offices, bank branches and small retailers, such as pharmacies, newsstands, bookstores, stationery stores, bakeries, gas stations, bars and restaurants. In Digital, we have banks, fintechs and Hub partners. The channel is currently responsible for the majority of our prepaid sales (96%) and top-up revenue (91%). In 2023, we maintained the market leadership in terms of prepaid market share, that was achieved in 2020. We increased our position in micromanagement, including specific payments to the sales force with granularity at the POS level.
•Door-to-door sales: this channel continues to strengthen with the growth of the fiber network across the country, expanding the sales force, focusing on quality and now seeking to totalize our customers with fixed-mobile convergent offers. It is our main fiber sales channel, representing almost 29% of all fiber sales in the B2C segment. The fiber market requires important local knowledge for greater sales penetration and that is why a hunter channel such as door-to-door sales is so important for this segment.

•Outbound telesales: characterized by the lack of geographical limitations, our outbound telesales channel can reach existing and potential customers across the country, offering our complete portfolio of products, from prepaid to postpaid products, in addition to fixed voice packages, broadband and TV. This channel focuses on increasing the customer base, identifying new customers and offering suitable plans to our existing customers according to their consumption profile.
Customer experience
In 2023, Vivo reinforced its purpose of “Digitalize to bring closer”, contributing to the digital inclusion of people and companies, investing in the expansion and quality of its network and access to areas such as entertainment, financial services, health and wellness, education, smart home and consumer electronics. For example, we integrated a call center in connection with the Vivo app so clients can better access and use the services of the Vivo app with direct assistance through generated artificial intelligence to provide clients with targeted suggestions and support.
In addition, both B2C and B2B business units maintained their focus on customer experience in 2023, working through multidisciplinary means to analyze the customer experience using various spheres: purchasing, plan switching, service cancellation, service utilization, and customer service (human and digital). Client experience has been redefined for effective self-service for mass-market and high-value segments.
With all of this, Vivo was recognized for another consecutive year in the main CX and Brand awards, such as Folha Top of Mind 2023 award, in which Vivo was the most remembered brand by Brazilians in three categories: 5G Connection, Mobile Network and Broadband. In the Experience Awards 2023, Vivo received the award for the highest NPS in the mobile telephony and broadband internet sectors.
Technology
Voice and data networks
To offer a greater variety of integrated services, we incorporated several new technologies into our voice and data networks. In 2023, we reinforced our network virtualization program expansion towards cloudfication. This allows us to fully offer services based on the 5G standalone ("5GSA") technology, where such network functions are cloud native. In 2023, we also expanded our 5G standalone network offering new 5G services, some of which based on slice techniques.
For the mobile voice services, we are moving forward to our digitalization process using VoLTE (Voice LTE), increasing investments in this technology. To confirm such digitalization process, we planned to offer VoLTE service to all customers. Meanwhile, we have already started planning to go live with our VoNR (Voice over New Radio) service in 2024, which allows voice services over the NR Access Network.
For the fixed-line voice network, we offer VoFTTH (Voice over FTTH) services, SIP trunking, Unified Communications and SIP interconnections, and have been increasing our network by launching fiber in cities which already have voice services over copper, while working on energy efficiency, site demobilization, voice digitization plans, and synergies between fixed-line and mobile networks, among other initiatives. To support VoIP growth, we have consolidated our Unified IMS Core and we are deploying some Session Border Controllers (SBC) on our access edge and peering edge. All these initiatives have made it possible savings in terms of energy consumption, labor and maintenance costs.

In our data core, we have been moving forward with our 5G expansion plan. Currently our 5GSA UserPlane Capilarity is the same as legacy network. As part of such plan, we have been accelerating the activation of new localities with ControlPlane and User Plane network functions. For ControlPlane, we are planning synergies between Infra and Mobile Network for power saving based on our private cloud initiative. For UserPlane, we have synergies with fixed-line network, reusing CDN and Cache solutions, improving the latency and reducing the amount of transmitted data in our transport network. We have already started expanding our offer in Private Networks and IoT data.
New services based on Open Gateway initiative have been added in our portfolio as well.
The IP Backbone continues as a strategic asset to attend customer demands and support the development for a huge number of services like:
•Migration of voice and television services to IP;
•Development of cloud and VoD services;
•Expansion of fiber optics to customer homes; and
•Launch of our 5G services.
For all this, the IP backbone should be robust providing high availability, performance, cost-effectiveness, and high bandwidth at the same time. Although as more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear, so to attend this goal and increase revenues, the followings actions have been implemented during the last years:
•Modernization and simplification of network – this action has been initiated in 2018 through the exchange of existing routers for new routers with a higher capacity, that enabled the consolidation of specialized routers, thereby reducing network layers and transforming our backbone into a multi service network. This new design acknowledges service evolution, as voice, messages and circuits become data packets, which reduces the need for growing capacity in multiple steps.
•Bringing services and content nearer to customer – We believe that in the coming years, layer simplification could allow us to bring content even further to the edge, improving costs and quality at the same time. The foregoing actions are expected to optimize investment in an aggressive traffic increase context and lay the groundwork to deliver the next step in data services quality. Even though bandwidth has been the main technical advantage for several years, latency will take over as the main broadband selling point. To reduce network latency means delivering more responsive services and obtaining higher customer satisfaction. To achieve this result, we believe service should be decentralized and delivered closer to the edge of the network and to customers, which we have taken steps toward by expanding the use of caching solutions throughout the network, making content locally available to our customers, and reducing traffic costs while strongly improving the user experience without increasing access investments.
•Use of high-speed interfaces in the core (100G, 400G) – this allows to optimize the resources and reducing costs by Mbps in the IP Backbone Core.
•Evolution to SDN (Software Defined Network) – gradual implementation during the next years to search more flexibility, agility, and reliability to the network.
•We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile sites expansion.
•As the Internet address numbers in Brazil were exhausted in 2014 and our own resources are reaching critical levels, we have seen strong growth in the next version of the IP protocol, IPv6. Vivo has completed its IPv6 project in 2017, which is important to guarantee full connectivity to our clients and support sales to keep expanding our customer base.

•Finally, we have a solid Carrier Grade Nat solution (CGNAT) already developed for the mobile services, which will be extended to fixed services along the next years as an additional solution
In projects related to the Local Area Network (LAN), we provide local connectivity to all platforms and servers that provide fixed or mobile telecommunications services in Telecom Data Centers. The local network works as access to all data network services connecting them to the IP backbone.
We continue to evolve the standard Ethernet local area network (LAN) framework to the TRILL protocol (RFC 6326). The use of this protocol makes it possible to increase the resilience of the environment, allowing for a considerable reduction in failures that may sometimes affect the service provided to the end customer. We are also implementing the concept of decentralization in Data Centers Telecom with Top of Rack (TOR) and End-of-Row (EOR) switches, allowing cost savings with structured cabling, reducing energy, space and cooling. To keep up with the growth of the network, in 2023 we increased the capacity of the sites, providing more port capacity in seven existing sites. For 2024 we plan to implement the Spine & Leaf model, using VxLAN. This new model will gradually begin to replace TRILL by enabling greater scalability and greater resilience, in addition to more adequately supporting the demands of virtualized servers, making a network environment better capable of Cloud Computing
We also continued to structure our CDN (Content Delivery Network) to improve the customer experience with our services, using the cache solution to reduce bandwidth consumption on the IP backbone, storing content locally from partners such as Google, Netflix, Akamai, Facebook, Globo and TikTok. In addition to these existing partners, we are always looking for new partners to further improve network quality by reducing latency and saving resources on our BackBone IP. This allows us to optimize network resources and improve service quality. For this network structure, we use stand-alone switches. In 2023, we increased capacity on fifteen existing sites due to increased data traffic and implementing one new site.
Network Security
In today’s digital world where telecommunication networks are increasingly complex, network security is a vital factor for the success of our customers and their business. At Vivo, the governance, risk management and compliance of our network are aligned with the group’s business and are based on the CIS Controls framework. The structurization project began in 2022 and continues to be evolved.
Additionally, we have continued to work in 2023 to detect threats and protect our network with new technologies such as: Security Analytics tool, Threat Intelligence, Firewall API, Privileged Access Management, VPN, and Multifactor Authentication. We also increased the number of team members with high-level skills to protect against a wide variety of attacks, thus reducing the likelihood of compromising our services.
Moreover, in order to identify vulnerabilities before attackers do, we conduct cyber war games and tabletop simulations with our blue, purple and red teams. These exercises aim to increase our cyber resilience and defense skills. The simulations mimic a cyberattack, in which the red team is responsible for finding breaches in our systems, the blue team is in charge of protecting the systems, and the purple team sets the rules and environmental conditions of the game.
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

We deliver IPTV service to over 390 cities throughout Brazil as of December 31, 2023, and have sustained our growth from previous years by expanding the coverage of IPTV to new cities. We have created additional points-of-presence, increased the offering of local channels, and increased the quality of IPTV services delivered to remote locations. We have also continued to expand the list of third-party integrations, offering our customers a smooth experience with streaming services such as Netflix, Amazon Prime Video, YouTube, YouTube Kids, Disney+, Star+ and Globoplay. Our IPTV interface was further redesigned to improve customer experience, as more channels are offered to customers and our CDN platform growth ensures our ability to offer additional VoD titles and OTT services. Additionally, in 2023 we introduced a new model of STB that supports 4K video, thus significantly enhancing the video quality for customers with TVs that are compatible with this format. Vivo Play App, which is based on OTT streaming, has over 80 linear channels and full access to our VoD catalog. The app had new software releases, which brought new features and improved the user experience.
In our development plan, we expect to upgrade to the most advanced technology available, with a focus on integrating our services with the Internet and increasing the number of multimedia transmission services, with an emphasis on FTTH (GPON), NGN, DWDM, ROADM and IPTV.
5G Acquisition
In December 2021, we acquired through auction, the following radio frequency sub-bands: 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz and 24.3 GHz to 27.5 GHz, that in turn will allow us to increase the capacity of our network in denser urban areas. With the acquisition of these frequencies, we guarantee 5G services provision, reducing significantly latency, enabling greater connectivity and higher download and upload speeds (10x faster than 4G network).
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
Mobile coverage
In 2023, we continued to expand the capacity and coverage of our mobile networks to absorb continuous growth in voice and data traffic. We seek to set ourselves apart from our competitors by significantly growing our 4G and 5G coverage. As of December 31, 2023, our mobile network covered 5,052 municipalities in Brazil using different technologies such as 5G, LTE Advanced Pro, LTE, WCDMA and GSM/EDGE digital technologies, or 98.0% of the Brazilian population. In the same period, we have covered 143 municipalities of Brazil with 5G, representing 47% of the Brazilian population.

Since 2015, we began to develop network sharing in 4G 2,600 MHz coverage with Oi and TIM. As of December 31, 2023, after the sale of Oi and project review, we covered 126 Brazilian municipalities using shared radio base stations and 223 municipalities using TIM´s network through RAN sharing. In 2017, we also began to develop 3G network sharing with Claro and, as of December 31, 2023, we covered 235 Brazilian cities using shared radio base stations and 137 cities using Claro’s network through RAN Sharing. In 2018, we further began to develop 3G network sharing with TIM, and, as of December 31, 2023, we covered 17 Brazilian cities with shared radio base stations and 27 cities using TIM’s network through RAN sharing. In 2019, we began to develop network sharing in 4G 700 MHz with TIM (as a proof of concept), and, as of December 31, 2023, we covered 10 Brazilian cities with shared radio base stations and 9 cities using TIM’s infrastructure through RAN sharing. In 2019, we entered into a network sharing agreement with TIM for 2G, 3G and 4G technologies, which sought to expand our network and create synergies. As of December 31, 2023, we covered 363 Brazilian cities with shared 3G/4G radio base stations and 353 cities using TIM’s infrastructure through RAN sharing. From 2021 until December 2023, 3G/4G Single Grid was deployed in the urban area of 117 cities by Vivo and 97 cities by TIM. Also in 2023, 2G Single Grid was deployed in 649 cities by Vivo and 551 cities by TIM aiming to accelerate the switch-off of legacy networks. RAN network sharing allows us to fulfill the ANATEL obligations that were imposed on us as part of our spectrum acquisitions, and reduces network deployment and maintenance costs to provide additional coverage at lower costs.
Fraud detection and prevention
During 2023, we continued our work in combating the two main types of fraud, as follows:
•Subscription fraud: a type of fraud that occurs when the issuance of one or more accesses are granted without the consent of the real “holder” of identification documents, with the main objective of evading payment. In 2023, we registered a reduction of 19% in losses related to subscriptions, from R$59.2 million in 2022 to R$47.7 million in 2023. The main initiatives for this reduction were the expansion of the security layers (Biometrics, Devices Behavioral Analysis, among others), as well as the constant improvement of rules and revision of detection and prevention procedures.
•Identity Fraud or SIM Swap Fraud: also known as “social engineering”, an identity fraud takes place through call centers, our own stores or our resellers, where a caller that has access to information belonging to our existing clients contacts our call centers and makes unauthorized changes and activations. We had an increase of 113% of cases in 2023, going from 708 cases in 2022 to 1,511 cases in 2023. Said increase is related to the exploitation of systemic vulnerabilities and profile access. We are taking and prioritizing migratory actions, such as biometric requirements and procedural improvements. In parallel, we have been promoting conscientization actions, parameters and rules updates, and seeking to identify the root cause of these vulnerabilities for better detection, prevention and treatment of such issues.
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

We have a roaming agreement with MTN Irancell. During 2023, we recorded US$4,808.00 in roaming revenues and US$0 (zero) of expenses payable to MTN Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.
Network sharing agreement
In December 2019, Telefônica Brasil and TIM entered into two network sharing agreements regarding electronic equipment and mobile sites on 2G, 3G and 4G networks, in order to (i) decommission outdated technology; (ii) 4G coverage expansion; and (iii) gain spectrum and cost-efficiency. Both agreements were approved by ANATEL and CADE.
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
Competition
Competition in the fixed and mobile markets continued to be intense in 2023. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios. In addition, telecommunication companies began to leverage their customer base, billing and other key assets to engage in other revenue streams, alone or in partnerships with companies from other sectors. The initiatives remain in their initial steps and range from financial services, to healthcare, education and B2B solutions.
The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.
In the mobile market, we continued to lead in market share, with a 38.7% share according to information from ANATEL as of December 31, 2023. This year, the competition remained intense in 4.5G and 5G network coverage expansion and subscribers’ growth.
We lead the mobile market in 12 states: Amazonas, Amapá, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in eleven states: Acre, Distrito Federal, Ceará, Goiás, Maranhão, Piauí, Rio de Janeiro, Rondônia and Tocantins. TIM, a Brazilian telephone company and a subsidiary of Telecom Italia, leads the mobile market in four states: Paraná, Paraíba, Rio Grande do Norte and Santa Catarina (according to ANATEL as of December 2023).
On the fixed services front, the wireline and pay-TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband and fiber accesses. Our main competitors in fixed telecommunications services are Claro (which includes its Claro and Embratel services) and Oi, which is stronger in the fixed-line services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) also offers fixed broadband services, while SKY, which is currently controlled by the Argentine conglomerate Werthein, has pay TV and broadband services (4G LTE TDD). In addition, we have competition from thousands of regional service providers throughout Brazil.

Environment, Social and Governance
By promoting digitalization, we bring people, businesses and society together, contributing to transforming lives and companies. This objective is translated through our purpose ‘Digitalize to Bring Closer’, supported by strategic pillars, among them #VivoSustentável, that includes actions for the well-being of society, promoting positive impacts from digitalization. To track this commitment, our ESG strategy contains six pillars of action, with more than 100 indicators monitored and reported in a consolidated manner to the Board of Directors through the Quality and Sustainability Committee, included in the Responsible Business Plan (PNR). The PNR contains targets (2023 – 2025) that promote the Company's responsible growth and contribute to the Sustainable Development Goals (SDGs).
This strategy is deployed through internal structures that guarantee its dissemination across the organization, such as specific committees for ESG agendas with senior management: (a) Quality and Sustainability Committee (local and global) with the participation of independent members of the Board of Directors and (b) Sustainability Committee, with direct reporting to the CEO and the Executive Directors. In terms of governance, our Board of Directors is comprised of 83.3% independent members and 33.3% women.
Emphasizing our commitment to sustainable development, we have joined the Ambition 2030 Movements, led by UN Global Compact Brazil, assuming six commitments: "Net Zero Ambition”, "Women in Leadership”, "Race is Priority”, "Mind in Focus”, "Decent Wages” and "Circular Connection”. In 2023, we also launched an impact analysis “Vivo for the SDGs 2030”, which details how our business contributes to the Sustainable Development Goals (SDGs). Demonstrating how sustainability correlates with our business strategy, in 2022, we issued R$3.5 billion in Sustainability-Linked Bonds (SLBs), a debt instrument linked to ESG goals.
To further strengthen the theme in the organization, ESG commitments are included in variable compensation. Since 2019, 20% of short-term executive and employee compensation are linked to NPS, reputation, GHG emissions and women in leadership targets. In 2022, a New Long Term Incentive Plan was announced, including phantom shares of the Company as part of executive compensation, with climate change indicators also among the evaluation criteria.
On Climate Change, our strategy is presented in the Climate Action Plan – an approved document by the Board of Directors and overseen by the Quality and Sustainability Committee. Our efforts have led to a reduction of 90% in our greenhouse gas (GHG) emissions in the last eight years, covering both scope 1 and 2 emissions. The implemented actions on the topic involve:
•Mitigate impact: we have strategies on several fronts such as: the reduction of fuel consumption; adoption of renewable fuels in our fleet; investment in electric vehicles; modernization of air conditioning systems; implementation of leak controls and replacement of some refrigerant gases; low-carbon purchasing; and 100% of the electricity supply from renewable sources. In the value chain, we structured a program called the Carbon in the Supply Chain Program to engage the topic. For many years, we have had an energy efficiency program and implemented a widely distributed generation project with power plants across Brazil. We have also offset 100% of our operational emissions since 2009, with carbon credits that prevent deforestation or restore Brazilian forests. The main target is to achieve net zero emissions by 2040, encompassing all scopes (1, 2 and 3) of emissions;
•Leverage Opportunities: technology is crucial for a low carbon economy. To this end, we provide solutions that have the potential to decarbonize various value chains. In the B2B segment, we offer products and services with the Eco Smart seal, verified by a third party, which allows companies to know the environmental benefits that the solution can generate;
•Adapt to Risks: climate risks are included in our overall risk assessment. Periodically, a qualitative and quantitative evaluation is performed, considering the physical and transition risks. We also have a Global Crisis Management System to handle higher-impact threats, with a comprehensive evaluation of 100% of nationwide critical operations.

For electronic waste, since 2006, we offer collection points for the correct disposal through the Vivo Recicle Program, which has already collected more than 5.2 million items. With the Vivo Renova Program, customers receive discounts for exchanging their cell phones upon delivery of the used device, that can be resold (increasing its useful lifecycle) or disposed of properly. In the fixed business (broadband, voice and TV), customers can schedule home collection or return their used modems or decoders at our stores, to be refurbished and reused or recycled. We also provide the Eco Rating seal, which evaluates the cellphones’ environmental performance, encouraging consumers’ sustainable purchasing and product improvement by manufacturers. With the aim of a circular economy, the goal is to achieve Zero Electronic Waste in operations by 2030.
We want the opportunities that the digital world offers to be universal. To this end, we invested around R$ 9 billion in 2023 mainly in strengthening our mobile network and expanding our fiber network. Digitalization is also part of the Fundação Telefônica Vivo purpose, which benefited more than 3 million people in 2023 and focuses on contributing to digital inclusion and the development of digital skills for educators and students in Brazilian public schools.
Reinforcing the commitment to promoting positive environmental and social impact from digitalization, we have solutions in health (Vale Saúde Sempre), education (Vivae), banking and access to credit (Vivo Pay and Vivo Money) and, more recently, a joint venture was announced focused on commercialization of renewable energy solutions. Furthermore, we also promote these fronts in the innovation environment through Wayra, open innovation hub, and Vivo Ventures, our Corporate Venture Capital fund. Digitalization promotes social inclusion and also avoids the use of resources that can harm the environment.
We have actions to attract and retain talent and invest in employee training, including technical certifications and subsidies for professional specialization and language courses. We have also implemented processes for employee performance evaluation, talent mapping and identification of successors. In diversity, our program focuses on four groups: Gender, Race, the LGBTI+ Community, and People with Disabilities, as well as other topics covered in our Global Diversity and Human Rights Policy. We are committed to setting goals for each of these groups with actions such as: affinity groups, mentoring, development programs, recruitment practices, awareness and literacy initiatives. 50% of trainee and internship positions are allocated to black candidates. Another highlight is the Women in Fiber (in Portuguese, Mulheres de Fibra) program, which selects women to work in technical areas that were previously dominated by men.
In 2022, we updated our code of ethics, called Responsible Business Principles, which defines the basic values to act with integrity, transparency and commitment. These values are strengthened through the Compliance Program, called #VivoDeAcordo, with actions aimed at the entire company. Furthermore, the ethical agenda is also expressed in our commitment to the privacy and protection of our customers' data, operating with transparency and high security standards. Customers can access more information about exercise of rights and our management practices through the Privacy Center website and the Local Privacy Policy.
The digital security strategy is monitored by senior management through: (a) a dedicated management structure with a Chief Security Officer (CSO) and a Chief Information Security Officer (CISO), (b) a Digital Security Risks Executive Committee, and (c) the periodic review of the digital security strategy by a Board of Directors’ independent director. Digital Security Strategy is documented and tracked by a Master Plan, which contains strategic drivers, targets, action plans and KPIs.
Committed to best practices, we have implemented significant standards and certifications: ISO 26000 (Social Responsibility); ISO 27001 (Information Security) for digital security program (Vivo Segura) processes: Vulnerability Management (GVUL), Managed Detection and Response (MDR), Application Security (AppSec) and Data Protection Monitoring; DSC 10000 (Compliance); ISO 14001 (Environmental Management); ISO 45001 (Occupational Health and Safety) and ISO 50001 (Energy Management).

We were recognized as the most sustainable company in Brazil, according to the Corporate Sustainability Index (ISE B3), reaching 1st place among the 78 publicly traded companies listed, from different sectors. We are also placed in the main sustainability assessments, such as: (1) Top 10 most sustainable companies in the sector in S&P’s ESG Global ranking (eighth position); (2) Present on the ‘A List’ of CDP Climate Change; (3) Listed on other B3 ESG indices: ICO2 (Carbon Management), IGPTW (People Management) and S&P/B3 ESG Brazil; (4) Listed on Bloomberg Gender-Equality Index (GEI); (5) Listed on Refinitiv Global Diversity & Inclusion Index; (6) Among the 100 most sustainable corporations in the world by Corporate Knights; (7) Top 10 Best Companies to Work for in Brazil 2023 in the national GPTW (Great Place To Work) ranking; (8) Pro-Ethics 2022-2023, an initiative from Controladoria Geral da União (Federal Government agency) which recognizes companies for their integrity practices. In addition, the company is part of ESG indices of S&P, FTSE4Good and MSCI.
Our ESG strategy and actions can be found in our Annual Sustainability Report. This and other ESG reports are available on: https://ri.telefonica.com.br/en/esg/sustainability-reports. The information on our website is not a part of this annual report on Form 20-F.
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

The companies that operate concessions under the public regime are Telefônica Brasil, Oi, Algar, Sercomtel and Claro (Claro for domestic and international long-distance service). These companies provide fixed-line telecommunications services in Brazil that include local and long-distance services (domestic and international). All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime. Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service. However, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period. Under an authorization, the government does not provide a guarantee to the authorized company of a financial-economic equilibrium (equilíbrio econômico-financeiro), as is the case under concessions. Fixed voice authorization license holders are entitled to freely compete with the concessionaires in their respective areas without any limitation.
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
Our operations are regulated as follows:
•Fixed line voice services (local and long-distance) under concession agreement in the state of São Paulo and under authorization agreement in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian Government and renewed in December 2005 for an additional period of 20 years. It authorizes us to provide fixed-line telecommunications services in the state of São Paulo, except for a small area (Sector 33) and to place and manage public telephones in our concession area. We also provide fixed-wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian Government for the whole Brazilian territory;

•Mobile voice and mobile broadband services, in all 26 states and the Federal District, under the personal mobile service (Serviço Móvel Pessoal – SMP) authorizations;
•Fixed broadband and Multimedia communication services, such as audio, data, voice and other sounds, images, texts and other information throughout Brazil. We operate under a nationwide SCM authorization, valid for an indefinite term;
•Pay TV services, throughout all regions of Brazil under the conditioned public service (Serviço de Acesso Condicionado), or SeAC authorization. We operate a SeAC authorization, which is valid for an indefinite term;
•Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for network building and specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and
•Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” industrial dedicated line (Exploração Industrial de Linha Dedicada – EILD), which are regulated by ANATEL Resolution No. 590, dated May 15, 2012 and Mobile Virtual Network Operator, or MVNO agreements described under “—Operating Agreements—MVNO Agreements”. Most wholesale services are also regulated by the PGMC.
We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.
Quality regulations in Brazil
In December 2019, ANATEL approved the new RQUAL, which changes the way the agency monitors the performance of telecommunications operators. In addition to promoting quality indicators increasingly associated with consumer experience and widespread dissemination of results, the concept of responsive regulation was introduced, encouraging advanced corrective actions to problems, rather than solely imposing fines when goals are not met. Providers are evaluated for certain quality requirements and receive annual “seals” from “A” to “E” in each Brazilian municipality. If the provider has quality deterioration in a municipality compared to the previous label and is in the last two positions (seals D or E), customers may terminate their contracts without paying penalties (if the service was contracted at the time the provider’s quality seal was superior). Seals will be awarded annually with quality measurements per municipality and state, as well as Brazil as a whole, based on three indicators: quality of service index, perceived quality index and user complaint index.
An independent entity, funded by the providers, measures the quality of services, but ANATEL is able to contract complementary measures. In addition to this entity, the regulation amended the consumer rights regulations, creating the obligation to establish an ombudsman, directly linked to the company’s presidency. The full implementation of this new regulation occurred in 2022. ANATEL has set a deadline of 18 months for its implementation group to develop an operational manual, making the first measurements, and for the publication of a reference values document, or DVR. As the DVR was approved on December 2, 2021, measurements begun on March 2022, but ANATEL put the DVR under a revision before the first publication of seals.
RQUAL already revoked most of the existing indicators in the old quality regulations. The reimbursement criteria in the services regulations were also revoked, and currently only the RQUAL provisions are in force.
Fixed-line services
Our concession agreement
We are authorized to provide fixed-line services to render local and domestic long distance calls originating in Region III, which comprises the state of São Paulo, except for Sector 33, established in the PGO. The current concession agreement that is valid until December 31, 2025 was reviewed in 2006 and 2011. Despite review attempts in 2017 and 2020, the Company and ANATEL didn’t reach a consensus to sign the revised Contracts, therefore our 2011 Concession Contracts remain valid.

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
Our concession agreements provide that all assets owned by us, and which are indispensable to the provision of the services described in such agreements, are considered “reversible assets” (bens reversíveis) and are deemed to be part of the concession assets, subject to reimbursement or amortization as compensation for these assets. In 2021, with the publication of Resolution No. 744, ANATEL established that, upon the end of an STFC concession contract, reversible assets used for several services, including our public regime STFC services, would be subject to a right-of-use assignment, under fair and reasonable economic conditions, by us and the new service provider or the Brazilian government. In turn, the possession of reversible assets that are effectively and exclusively used to ensure the continuity of public regime STFC would be reverted to the granting governmental authority if the service continues to be provided (either by the Brazilian government or by the new concessionaire service provider). As such, at the end of our concession contract on December 31, 2025, our concession-related assets will not be transferred to the Brazilian government, but will be subject to specific network and infrastructure sharing agreements as provided in the operational manual for the Continuity Regulation, which itself was approved by Decision No. 269/2021/COUN/SCO. Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court’s ruling. The process is currently suspended.
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
In July 2018, ANATEL approved Resolution No. 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewal costs. This new regulation took effect in May 2019. A new regulation aimed at replacing Resolution No. 695 is currently under public consultation and is expected to be published by the end of 2024.
In November 2018, ANATEL approved Resolution No. 703, which establishes new spectrum cap regulation. There are two groups of bands with specific limits for a given area:
•Frequencies up to 1 GHz: each operator may hold up to 35% of the bands;
•Frequencies between 1 GHz and 3 GHz: each operator may hold up to 30% of the bands.
These limits can be extended by up to 40%, through competitive constraints that may be imposed by ANATEL. For frequencies above 3.0 GHz, the limits were determined in the specific auction terms as follows:
•3.5 GHz frequency (between 3.3 and 3.7 GHz): each operator may hold up to 100 MHz of the band;
•26 GHz frequency (between 24.3 GHz and 27.5 GHz): each operator may hold up to 1 GHz of the band.
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
Our current 850 MHz authorizations will expire between 2024 and 2028. In November 2020, ANATEL has decided to renew our current authorizations for the use of radiofrequencies in A and B bands, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the TCU.
In April 2023, ANATEL determined that our authorizations in the 900 MHz band should not be extended (except in the state of MG), claiming that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032.

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
For authorizations acquired prior to the 5G auction that took place in 2021, their first renewal requires payment of 2% of net operating revenues earned in the region included in the authorization, every two years for the duration of the extension period. For some licenses, we must also pay 1% of the aforementioned amount in the 15th year. For subsequent periods and all other authorizations, ANATEL determined that the amount due for the extension must be calculated based on net present value (“NPV”) parameters, in order to reflect, according to the Agency, the real economic value (market value) of the sub-bands. In addition, part of the payment should be converted into investment commitments.
Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Region	Frequency	Bandwidth (MHz)	Notes	Year of Exp. Date	Notes
Brazil(1)	700 MHz	20		2029
Brazil(1)	850 MHz	25	(3)	2024–2028	(4)
Brazil(1)	900 MHz	5	(5)	2032–2035	(6)
Brazil(1)	1.8 GHz	20	(7)	2032–2035	(6)
Brazil(1)	2.1 GHz	20–30	(8)	2038
Brazil(1)	2.3 GHz	40–50	(9)	2041
Brazil(1)	2.5 GHz	40	(10)	2027–2031	(11)
Brazil(1)	3.5 GHz	100		2041
Brazil(1)	26 GHz	600		2041

(1)Telefonica Brazil uses high and low frequencies spectrum in all regions of Brazil.
(2)States of SP (except municipalities with CN 11 and 12), MG, AL, CE, PB, PE, PI, RN and SE
(3)States of AC, AM, AP, BA, DF, ES, GO, MA, MG, MS, MT, PA, PR, RJ, RO, RR, RS, SC, SE, SP and TO - except PGO Sectors 3, 22, 25, 30 and 33
(4)Current licenses expire between 2024 and 2028. ANATEL decided to limit their renewal up to 2028, due to a future mandatory refarming process.
(5)States of MG, AM, RR, AP, PA, MA, BA, SE and SP - except municipalities with CN 11.
(6)Regional licenses: expiration and renewal dates depend on the region.
(7)20 MHz is the most common bandwidth, but can rise up to 50 MHz in some regions.
(8)30 MHz in regions where the 1,900 MHz bandwidth frequency has been migrated to 2,100 MHz.
(9)50 MHz in the southeast region of Brazil (except state of SP and PGO Sector 3); 40 MHz in state of SP, and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25).
(10)40 MHz is the most common bandwidth, but can rise up to 60 MHz in some regions.
(11)Band X will expire in 2027 and Band P will expire in 2031.

In 2013, we changed the terms of our authorizations regarding Band “L” (1.9 GHz) in certain locations, adapting their blocks of frequencies to 2.1 GHz and aligning them with the Band “J” (3G), which enables more efficient use of the spectrum. In 2018, this alignment process was completed at the national level with respect to the following areas: Northeast region, with the exception of Bahia and Sergipe; Pelotas, Morro Redondo, Capão do Leão and Turuçu, in Rio Grande do Sul; Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in Goiás; Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra in São Paulo; and Paranaíba in Mato Grosso do Sul. This change is foreseen in the bidding document No 001/2007. We do not have Band “L” in the states of Amazonas, Roraima, Amapá, Pará and Maranhão and in the cities of Londrina and Tamarana, Paraná.
In 2012, Telefônica acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$ 1.05 billion. In order to meet the coverage requirements imposed by ANATEL, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. After completing the associated inspection process, ANATEL confirmed our full compliance with such commitments.
Currently, we have made 4G services available in over 4,600 municipalities. Telefônica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL.
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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
Multimedia communication service
Our multimedia services include broadband in several technologies, including fiber services.
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
Interconnection fees
In accordance with ANATEL regulations, we must charge fees to the other telecommunications service providers based on the following:
•a fee for the use of our local, fixed-line service network (the TU-RL): we charge local service providers an interconnection fee for every minute used in connection with a call that either originates or terminates within our local network, with the exception of calls between other providers of local, fixed-line service, for which a fee is not charged;
•a fee for the use of our long-distance, fixed-line service network (the TU-RIU): we charge long-distance service providers an interconnection fee on a per-minute basis only when the interconnection access to our long-distance network is in use;
•a fee for the use of the mobile network (the MTR): we charge mobile service providers an interconnection fee on a per-minute basis only when the interconnection access to our mobile network is in use; and
•a fee for the use of leased lines by another service provider (EILD): we also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.
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
On May 7, 2012, ANATEL Resolution No. 588/2012 was published, which set forth the following:
•a maximum of two minutes of interconnection should be paid for the use of the local network on reduced hours;
•a reduction of interconnection fees from domestic and international long-distance calls by 30% of the TU-RL, and a reduction of 25% (until 2012) and 20% (as of 2013) of the TU-RIU;
•The remuneration between networks will not occur until this traffic imbalance is greater than 75% compared to 25%; and
•The partial Bill & Keep by December 31, 2013 and full Bill & Keep by December 31, 2014.
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
In March 2023, ANATEL set the new fixed-line interconnection fees ranging for the years 2024 through 2027, as shown in the table below for our STFC sector (Sector 31) in reais):

	Interconnection fees for Sector 31
Year	TU-RL	TU-RIU1	TU-RIU2
2024	0.00598	0.00725	0.00655
2025	0.00604	0.00732	0.00663
2026	0.00610	0.00741	0.00671
2027	0.00617	0.00749	0.00680

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
In March 2023, ANATEL established the reference values for the MTR for the years ranging from 2024 until 2027, as shown below per region in the General Authorization Plan (Plano Geral de Autorizações), or PGA, in reais:

Year	PGA Region I	PGA Region II	PGA Region III
2024	0.01472	0.01599	0.01738
2025	0.01503	0.01650	0.01779
2026	0.01499	0.01686	0.01779
2027	0.01497	0.01632	0.01804
In addition, on December 2, 2013, Act No. 7,272 was published, which set the MTR reference values for PMS providers and became effective on February 24, 2014. On August 28, 2014, Act No. 7,310 replaced the reference values previously set out in Act No. 7,272. In addition, the PGMC determined that in the relationship among PMS and non-PMS providers in the mobile network, the interconnection fee should be paid only when the traffic out of a network in a given direction is greater than 80% of the total traffic exchanged until February 23, 2015; and 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. Since February 24, 2016, the MTR is owed to the mobile service provider when its network is used to originate or terminate calls (full billing). These conditions were further modified by ANATEL in February 2015, after public notice and comment. In July 2018, ANATEL amended the PGMC and modified the rules on interconnection fees to be paid for outbound traffic, as follows:
•From January 1, 2013 to February 23, 2015: 80% / 20%;
•From February 24, 2015 to February 23, 2016: 75% / 25%;
•From February 24, 2016 to February 23, 2017: 65% / 35%;
•From February 24, 2017 to February 23, 2018: 55% / 45%; and
•From February 24, 2018 onwards: 50% / 50%.

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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC in which the MVNO, as a wholesale product, is considered a relevant market. The public consultation is scheduled to end in March 2024.
Internet and related services in Brazil
In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL requires SCM operators to act as carriers of third-party internet service providers.
Civil rights framework for the Internet
On April 23, 2014, at the opening of NetMundial, Brazil's former President approved the Civil Rights Framework for the Internet (Marco Civil da Internet), which was enacted as Law No. 12,965/2014. The act adopts strict Net Neutrality rules that guarantee equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. After three public consultations released by CGI.br (the Brazilian Internet Steering Committee), the Ministry of Justice and ANATEL, the Brazilian government published Decree No. 8,711/2016, which regulates the law. It establishes the regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration. We believe these measures offer our clients greater protection with respect to how their personal information is used and shared and creates opportunities for new services that make use of aggregated information.

Brazilian General Data Protection Law (LGPD)
In June 2016, the Brazilian House of Representatives put into consultation a draft of law regarding Personal Data Protection. The original text of this law is based on the European Union’s Directives on Data Protection (Directive 95/46/EC), and as such, imposes restrictive rules on the express consent to process personal data, international data transfer, processing of sensitive data, among others. In 2018, the President of Brazil approved the LGPD, which came into force on September 18, 2020, a comprehensive data protection law establishing the general principles and obligations that apply across multiple economic sectors and contractual relationships. Certain aspects of the LGPD will be subject to further regulation by the ANPD, in accordance with the ANPD’s Ordinances No. 11/2021 and 35/2022, which is the case, for example, of the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54) which came into force on August 1, 2021, pursuant to Law No. 14,010/2020 and which were further regulated in 2023 by ANPD through the Administrative Sanctions and Dosimetry Regulation (Resolution No. 4/2023). Furthermore, following the approval of Decree No. 10,474/2020, which governs the ANPD, all five directors were appointed and officially confirmed by the Brazilian Senate in October 2020. In 2023, the approval of Decree No 11,758 declared ANPD as a special authority assigned to the Ministry of Justice and Public Security.
In March 2021, the ANPD and the Brazilian National Consumer Secretariat (Secretaria Nacional do Consumidor), or SENACON, signed a technical cooperation agreement, or TCA, to facilitate the investigation of security incidents. Under the TCA, SENACON will begin sharing information about consumer complaints related to data protection with the ANPD. However, whether to apply the LGPD to individual cases, or whether to share information about these cases with SENACON, falls upon the ANPD. The TCA is effective until 2025, subject to further renewals at the ANPD and SENACON’s discretion. In addition, ANPD signed a second TCA with CADE in June 2021, which seeks to target violations of economic and market rules and to promote a culture of free enterprise in services relating to the protection of personal data. To this end, CADE and the ANPD will exchange information and participate in joint educational activities on procedures and practices to promote competition in personal data protection services. In October 2021, ANPD signed a Memorandum of Understanding with the Spanish Data Protection Authority to promote specific technical cooperation mechanisms that allow the exchange of knowledge and experiences, as well as the identification of best practices in the field of personal data protection.
For additional information on our data protection and data privacy policies and procedures, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”
Resolutions published
A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2023. The most relevant among these regulations were:
•ANATEL Resolution No. 760: Approves the Regulation on Radiocommunication Signal Blockers;
•ANATEL Resolution No. 765: Approves the Regulation of General Consumer Rights (RGC); and
•ANATEL Resolution No. 766: Modifies the allocation of spectrum in the 4.9 GHz radiofrequency band.
Public consultations published
In 2023, ANATEL announced a series of public consultations. The most relevant among these public consultations were:
•ANATEL Public Consultation No. 15: Methodology for calculating sanctions related to coverage commitments;
•ANATEL Public Consultation No. 17: Technical and Operational Requirements for coexistence of services operating in 700 MHz;
•ANATEL Public Consultation No. 39: Technical and Operational Requirements for the use of spectrum bands associated with services of collective interest, provided by terrestrial systems;

•ANATEL Public Consultation No. 43: Proposed Bidding Notice for granting Fixed Service Concession;
•ANATEL Public Consultation No. 44: Technical and Operational Requirements Act for Private Limited Services;
•ANATEL Public Consultation No. 64: Proposal to review the General Competition Goals Plan (PGMC);
•ANATEL Public Consultation No. 65: Proposal to review the Regulation regarding the Use of Spectrum (RUE);
•ANATEL Subsidy Taking No. 1: Reassessment of rules related to the operation of the Fixed Switched Telephone Services (STFC) in the public regime;
•ANATEL Subsidy Taking No. 6: Information collection for the Revocation of Regulations Project (“Regulatory Guillotine”) 2023-2024;
•ANATEL Subsidy Taking No. 7: Reassessment of the Account Separation and Allocation Regulation (RSAC);
•ANATEL Subsidy Taking No. 13: Information collection for the Regulation of User Duties;
•ANATEL Subsidy Taking No. 21: Reassessment of ANATEL’s Administrative Sanctions Application Regulation (RASA); and
•ANATEL Subsidy Taking No. 23: Measures to promote technological transition from 2G and 3G standards to 5G.
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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC which is scheduled to end in March 2024.

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
The New General Telecommunications Law permits fixed-line concessions operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime. ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. According to the Law, on July 5, 2022, ANATEL presented a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, also validated by the Federal Court of Accounts, ANATEL forwarded the calculation methodology and values for the migration from the concession regime to authorization for validation by the TCU (federal court of accounts), which determined some adjustments in the calculation, the main one being the use of market value for the most relevant reversible assets.
In parallel, we entered into an arbitrage process with ANATEL, seeking a financial indemnity for events that impacted the financial equation of the concession contract, such as: (i) events over time that unbalanced the original contract; and (ii) unsustainability of the contract (structural changes in the industry.
However, we requested the suspension of the arbitration procedure given the possibility of an amicable solution between ANATEL and the concessionaires, mediated by the TCU (through its “Consensual Solution” procedure). In this procedure, it will be discussed the investment to be made by Vivo in the event of an adaptation of the concession for an authorization and the recognition of events that occurred during the concession contract that need to be rebalanced in Vivo’s favor (as requested in the arbitration process).
On October 4, 2023, forwarded to the TCU the request for a Consensual Solution to resolve existing disputes between ANATEL and the Company, registered under Process No. 036.366/2023 -4. The parties await the TCU's deliberation on the admissibility of the aforementioned request for a consensual solution. If the request is accepted by the TCU, a Commission will be established and will have a maximum of 120 days to reach a consensus. After that, final approval by the TCU may take up to 90 days. For more information refer to note 13.g to our consolidated financial statements.

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
Telecommunications Consumers Rights
In November 2023, ANATEL published the new General Consumer Rights Regulation (RGC), approved by Resolution No. 765/2023, which replaces Resolution No. 632/2014. This new Regulation set forth some changes in certain provisions, such as the way of carrying out of telecommunications service offerings and blocking rules due to payment default, in addition to updating and modernizing customer relationship obligations.

C.Organizational Structure
As of December 31, 2023, 75.29% of our voting shares were controlled by the three main controlling shareholders: Telefónica S.A., with 38.39%, Telefónica Latinoamérica Holding, S.L., with 36.85%, and Telefónica Chile S.A., with 0.06%. Telefónica Latinoamérica and Telefónica Chile S.A. are a wholly owned subsidiary of Telefónica S.A. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Our current general corporate and shareholder structure is as follows:
Significant Subsidiaries
Our important subsidiaries are Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A.), or Terra, POP Internet Ltda., or POP, and Telefonica Transporte e Logística Ltda, or TGLog, Fundo de Investimento em Direitos Creditórios Vivo Money, or Vivo Money, all of which we own and are based in Brazil.
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
VivaE Educação Digital SA (VivaE): Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and 50.00% by Ânima Holding SA.
FiBrasil: Headquartered in Brazil, the company is 25.01% controlled by Telefônica Brasil and 24.99% by Telefónica Infra, SLU (“TEF Infra”), a company headquartered in Spain, fully controlled by Telefónica SA and CDPQ, a global investment group, owning the remaining 50% of the share capital, after purchasing shares of FiBrasil.
Indirect shareholdings
Telefonica Brasil S.A. holds indirect interests in the following companies: Telefônica Infraestrutura e Segurança Ltda. (“TIS”) and TLF01.
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
Regarding Iran, we have a roaming agreement with MTN Irancell, or Irancell. During 2023, we recorded US$4,808.0 in roaming revenues and US$0 (zero) of expenses payable to Irancell under this agreement.

Telefónica’s subsidiaries and Telefónica's former subsidiary Telefónica UK Ltd. , other than our Company (which arrangements are described above), were party to the following roaming agreements with Iranian telecommunication companies in 2023:
(1)Telefónica Móviles España S.A., or TME, Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran, or MTCI, (ii) Taliya Mobile, or Taliya, and (iii)Telecommunication Kish Co., or TKC. During 2023, TME recorded the following revenues related to these roaming agreements: (i) 211,244 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)Telefónica Germany GmbH & Co. OHG, or TG, Telefónica’s German 84.43% indirectly-owned subsidiary (as of December 31, 2023), has respective roaming agreements with MTCI and Irancell. During 2023, TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 5,301 euros from Irancell.
(3)Telefónica UK Ltd, or TUK, Telefónica’s former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be Telefónica’s subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, following which establishment TUK has been owned by VMO2. During 2023, TUK recorded no revenues from Taliya.
(4)Pegaso PCS S.A. de C.V., or PCS, Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2023, PCS recorded US$391.63 in roaming revenues from Irancell under this agreement.
The net profit recorded by Telefónica’s subsidiaries and TUK pursuant to these agreements and arrangements did not exceed the related revenues recorded thereunder.
The purpose of all of these agreements is to provide the Telefónica group’s customers with coverage in areas where the group does not own networks. For this purpose, Telefónica’s subsidiaries intend to continue maintaining those agreements, which are still outstanding.
The Telefónica group does not currently have any plans to enter into new roaming arrangements with Iranian telecommunication companies. However, the Telefónica group may consider entering into such arrangements in the future.
During 2023, TG had retail mobile phone and internet contracts with four customers in Germany identified in the lists administered by the Office of Foreign Assets Control as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2023, TG recorded the following revenues related to these customers: 1,404.03 euros in total. All such agreements have been terminated or their termination is being considered. The provision of the relevant services by TG was in compliance with applicable laws.
In 2022, TG had retail mobile phone and internet contracts with two additional customers in Germany identified in the list administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. The agreements with these two customers have been terminated. TG recorded the following revenues in 2023 related to those clients: 899.98 euros. The provision of the relevant services by TG was in compliance with applicable laws.
D.Property, Plant and Equipment
On December 31, 2023, we had fixed and mobile operations in 2,642 properties, 1,395 of which we own, of which 102 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 128 administrative areas, five kiosks and 253 retail stores are leased.

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
Environmental matters
Brazilian federal, state, and municipal legislation comprehensively regulate environmental protection, the responsible use of natural resources, the preservation of fauna and flora, the mitigation and adaptation of climate change, as well as the prevention and control of pollution. Within the framework of these laws, specific environmental licenses are required before undertaking the construction, installation, expansion, or operation of facilities. According to the enforceability defined by the federal or sub-national environmental agencies, this obligation is extended to telecom infrastructure and equipment, such as radio/cell base stations, antennas, transmission backhaul, and backbone networks. In addition to environmental licensing, our operations are subject to a range of additional environmental regulations such as, among other matters, regulations related to air emissions, soil and water pollutants, take-back systems, recycling and waste management, interference with areas of cultural and historical relevance, environmental protected areas and contamination.
In Brazil, non-compliance with environmental rules or regulations may result in civil, administrative, or criminal liability. With respect to civil liability, Brazilian environmental laws adopt a standard of strict, unlimited, and joint liability in determining the obligation to remediate impacts caused to the environment. Furthermore, Brazilian courts may pierce the corporate veil when and if it poses an obstacle to the full recovery of environmental damages. Within the administrative sphere, companies may face penalties of up to R$50 million, operation suspension, exclusion from specific government contracts, be required to repair or provide indemnification in respect of any caused environmental liability, lose tax benefits and incentives and be at a competitive disadvantage to match the criteria assessed by global sustainability indexes such as the Dow Jones Sustainability Index and the B3’s Corporate Sustainability Index (ISE), among others.

We have a series of procedures in place to protect our networks, our reputation and operations from environmental impacts that goes from operation controls to specific insurance coverage relating to civil and environmental matters. In order to maintain and enhance environmental performance, we have implemented the Solid Waste Management System (Gretel) that allows us to manage the flow of generation, transportation and destination of hazardous and non-hazardous waste, promoting supply chain traceability and circular economy actions. In 51 cities, we have a certified Environmental Management System (EMS) that meets ISO 14,001 requirements since 2016 and goes through an annual audit plan to assess its effectiveness. Several measures are implemented periodically, such as construction to reduce the visual impact of the facilities, modernization of equipment to reduce noise emissions and adaptation of structures in order to contain possible leakages. We also monitor the radio frequency energy levels transmitted by our antennas, in accordance with current legislation.
Energy consumption is a critical resource for our network infrastructures, which require a substantial amount of power. In response to this demand, we have implemented a Renewable Energy Plan that enabled us to achieve 100% renewable electricity since November 2018 – 12 years ahead of our initial target. To attain this target, we have considered a combination of the following solutions: distributed generation, free-market (FM) and the purchase of renewable energy certificates with guarantees of origin. In 2023, we achieved 67 Distributed Generation plants in operation in all regions of Brazil. At the end of the project, power generation in this modality will meet 90% of our low-voltage energy consumption, with a total of 85 plants from renewable sources (solar, hydro and biogas).
Climate change is one of the pillars of our sustainability strategy that relies on short-, medium-, and long-term objectives consolidated in our Climate Action Plan approved by the Board of Directors. Our main goal is to reach net zero emissions by 2040 for the whole value chain. In 2023, we have achieved the first objective of our Net Zero plan with efforts that resulted in a 90% reduction of our greenhouse gas (GHG) emissions (scope 1 and 2) against our 2015 emissions baseline. We have also reduced to zero our Scope 2 emission on the market-based approach. In 2020, we became the first telco in Latin America to announce the compensation of 100% of the emissions related to own operations and energy consumption (scopes 1 and 2) based on high integrity carbon credits.
These achievements were made possible combining renewable energy sources, expanding the use of biofuel, implementing more efficient processes, making operational improvements in air conditioning equipment and, finally, compensating the still unavoidable emissions through carbon credits that generate social and environmental positive impacts while preventing deforestation in parts of the Amazon Forest.
In addition to these goals, which are linked to 5% of all of our employees’ Results Participation Program (PPR) calculation, we are also looking for ways to reduce our impact beyond our borders. Considering the importance and weight that our suppliers have on our emissions, we structured a program called the Carbon in the Supply Chain Program to engage them in the topic. We invited our carbon-intensive suppliers to participate and held a series of meetings and webinars to discuss the topic of climate change. The program’s objective is to encourage suppliers to measure and manage their emissions, seeking alternatives to reduce them and innovate via a voluntary commitment, thus contributing to our Scope 3 reduction target. As a result of our decarbonization achievements in scope 1 and 2, coupled with our commitment to involving our value chain to reduce their emissions, we were honored with the "Climate Guardians" award at the COP28 in Dubai, organized by the Brazilian Network of the United Nations (UN) Global Compact.
Environmental transparency is an important step towards a net-zero and positive future for nature. In 2023, our Climate Action Plan was launched for public consultation and investors feedback in a publication that consolidates our strategy in the transition to a low carbon economy. Over the past years, we were among the Brazilian companies that received the maximum score “A” for their leadership in corporate transparency and action on climate change (Climate Change A-List), demonstrating the strength of our environmental commitment. Furthermore, we have been in the top 5 in the ranking of companies present in the Corporate Sustainability Index – ISE B3 for the past three years, ranked in first position among all companies evaluated in 2023.

In 2006 – long before Brazil enacted the National Policy on Solid Waste – No. 12,305/2010 and Decree No. 10,240/2020, which regulates the mandatory reverse logistics of electronic products (2020) – Telefônica Brasil had begun a pioneering initiative in the sector, the program “Vivo Recicle”. The program promotes a more circular economy, promoting environmental awareness regarding the appropriate disposal of electronic waste across Brazil. It offers around 1,800 collection points for receiving used devices – such as cellphones, tablets, headphones, chargers, and batteries. Since its implementation, more than 5.2 million e-waste items have been collected, which has resulted in the recycling of around 150 tons of materials. Over the last five years, the result of “Vivo Recicle” has increased about 145% going from 4.9 tons collected and recycled in 2018 to around 12 tons in 2023. In 2023, the program was recognized by Fortune Magazine in the Change The World list occupying the 21st position among 59 selected initiatives and almost 250 registered, as the only company in the sector in the world and the only Brazilian company on the list.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A.Operating Results
The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report. We prepared our consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards.
Overview
Our results of operations are principally affected by the following key factors.
Brazilian economic environment
The Brazilian economy experienced positive developments in 2023, with the new administration implementing structural reforms and reducing uncertainty at the beginning of the year in regards to fiscal and monetary policy guidelines. A new fiscal framework was established, placing limits on public spending growth and setting increasing primary surplus targets to reinforce the commitment to fiscal sustainability. The central bank’s autonomy and inflation targets also contributed to disinflation, enabling the reduction of interest rates. The highlight of Brazil’s political agenda in 2023 was the approval of the VAT tax reform, offering the potential for significant productivity gains and creating a positive impact on the business environment. This is expected to lead to increased GDP potential growth over the next few years. Economic growth exceeded expectations due to a good harvest and resilient household consumption, resulting in a reduction of the unemployment rate to historical lows. Consumer inflation showed a decline in inflation pressures, though it remained above its target, prompting the Central Bank to begin cutting the Selic rate in August 2023, from 13.75% to 11.75% by the end of the year. Moreover, in this context, local asset prices improved, including a decrease in the Brazilian risk premium and an appreciation of the exchange rate, as well as an upgrade in Brazil's rating by credit rating agencies.
According to current market expectations, the Brazilian GDP grew around 3.0% in 2023, repeating the 3.0% growth of 2022, both results above expectations in the beginning of each year, following a decade of relatively low rate of growth. According to IBGE, the GDP increased 4.8% in 2021, after the drop of 3.3% in 2020 due to the Covid-19 pandemic, and the low rates of growth of 1.2% in 2019, 1.8% in 2018 and 1.3% in 2017.

Consumer prices, as measured by the IPCA, decreased to 4.6% in 2023, above the target interval established by the Central Bank of 3.25% with a deviation of 1.5%. In 2022, 2021 and 2020 the IPCA inflation stood at 5.8%, 10.1% and 4.5%, in that order. Inflation, as measured by the IGP-DI, which includes wholesale, retail and home-building prices, posted a drop of 3.3% in 2023, compared to the increases of 5.0%, 17.7% and 23.1% in 2022, 2021 and 2020, respectively. As the inflation rate measured by IPCA entered a path of convergence to the targets, the Copom reduced the Selic rate from 13.75% as of December 2022 to 11.75% as of December 2023.
Brazil registered a trade balance surplus of US$ 98.6 billion in 2023, above the positive result of US$ 62.3 billion in 2022. Exports rose 1.6%, posting US$ 339 billion, while imports decreased 11.7%, to US$ 241 billion. Foreign direct investment inflows into Brazil stood at US$ 57.7 billion in 12 months accumulated until November 2023, compared to US$ 77.1 billion in 12 months accumulated until November 2022. International reserves as of December 29, 2023, were US$ 355 billion, compared to US$ 338 billion as of December 30, 2022.
The primary fiscal result posted a deficit of 1.2% of the GDP as of November 2023, compared to a surplus of 1.3% of the GDP as of December 2022. Gross public debt rose to 73.4% of GDP in November 2023, from 71.7% of GDP in December 2022.
J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in emerging markets, decreased to 195 basis points by the end of 2023, from 256 basis points by the end of 2022 and 326 at the end of 2021. S&P rating agency upgraded Brazil’s long-term ratings to ”BB” from “B-”, which is two levels below investment grade.
The real appreciated against the U.S. dollar in 2023 by 7.2%. The exchange rate as of December 29, 2023 was R$4.841 per US$1.00, from R$5.218 per US$1.00 as of December 31, 2022.
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
Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the year ended December 31, 2023 was 2.14% according to the most recent ANATEL data.
The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for 2019 through 2023:

	Inflation (%) as Measured by the IGP-DI	Inflation (%) as Measured by the IPCA	Inflation (%) as Measured by the IST
December 31, 2019	7.7	4.3	4.6
December 31, 2020	23.1	4.5	9.3
December 31, 2021	17.7	10.1	17.3
December 31, 2022	5.0	5.8	6.9
December 31, 2023	(3.3)	4.6	2.1

Source: FGV, IBGE and ANATEL.

Market Conditions and Geopolitical Environment
The general business environment in which we operate was relatively volatile in 2023, a trend we expect to continue in 2024, driven by, among other factors, inflation, recent geopolitical developments and economic conditions in Brazil. However, we experienced a limited impact from supply chain issues during 2023 compared to 2022, primarily because of a normalization in the provision of smartphones and network equipment by our key vendors in comparison to the prior year.
Regarding inflation, during 2023 our cost base was impacted by inflation when compared to 2022, which mainly affected personnel and third-party services costs. On the other hand, we have generally been able to pass through price increases, mostly in line with inflation, to our customer base, partially offsetting the negative effects.
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
While, as of the date of this annual report, there have not been any material impacts from the ongoing war between Russia and Ukraine on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.
Sources of Revenue
The breakdown of our gross operating revenue is presented net of discounts. In addition, we categorize our revenue according to the following groups:
•Fixed voice services, local and long-distance, in either public or private regime, including enablement, monthly subscription, measured service, and public telephones;
•Mobile voice and broadband services;
•Fixed broadband services, including the sale of equipment and accessories;
•TV services, mainly IPTV;
•Network services;

•Wholesale services, including fixed and mobile interconnection, industrial exploitation of dedicated lines (EILD), and MVNO;
•Digital services, including M2M (machine-to-machine), financial services, e-health solutions, security, education, video, and advertising;
•Services designated specifically for corporate clients, such as (i) data center, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems, among others, (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others;
•Sale of devices and accessories;
•Licensing and sublicensing of software of any kind; and
•Other services.

Results of Operations
The following table sets forth certain components of our net income for each year ended December 31, 2023, 2022 and 2021, as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2023	2022	2021	2023-2022	2022-2021
	(in millions of reais)
Net operating revenue	52,100.1	48,041.2	44,032.6	8.4%	9.1%
Cost of sales	(29,415.4)	(27,431.7)	(24,781.4)	7.2%	10.7%
Gross profit	22,684.7	20,609.5	19,251.2	10.1%	7.1%

Operating (expenses) income	(14,766.9)	(14,011.6)	(12,165.1)	5.4%	15.2%
Selling expenses	(12,439.2)	(11,839.1)	(11,594.1)	5.1%	2.1%
General and administrative expenses	(2,957.3)	(2,737.6)	(2,615.9)	8.0%	4.7%
Other net operating income (expenses), net	640.3	588.9	1,927.6	8.7%	(69.4)%
Share of net profit of joint ventures accounted for using the equity method	(10.7)	(23.7)	117.3	(54.9)%	(120.2)%
Operating income	7,917.8	6,597.9	7,086.1	20.0%	(6.9)%

Financial income (expenses), net	(2,343.9)	(1,766.3)	(1,126.6)	32.7%	56.8%
Income before taxes	5,573.9	4,831.6	5,959.5	15.4%	(18.9)%
Income and social contribution taxes	(533.9)	(773.7)	269.8	(31.0)%	(386.7)%

Net income for the year	5,040.0	4,057.9	6,229.4	24.2%	(34.9)%

Net income attributable to:
Controlling shareholding	5,029.4	4,085.0	6,239.4	23.1%	(34.5)%
Non-controlling shareholders	10.6	(27.1)	(10.0)	(139.1)%	171.0%

Results of Operations for the Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
Gross operating revenue
Our gross operating revenue increased by 5.1% to R$71,229.5 million in 2023 from R$67,761.0 million in 2022. Service revenue increased by 4.7% to R$63,727.4 million in 2023 from R$60,845.2 million in 2022, mainly due to the positive performance of mobile, FTTH and Corporate Data & ICT. Sale of goods revenue increased by 8.5% to R$7,502.1 million in 2023 from R$6,915.9 million in 2022, boosted by the sale of a broad range of electronics, 5G smartphones and accessories being sold in our stores.
The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2023	2022	2023-2022
	(in millions of reais)
Gross operating revenue	71,229.5	67,761.0	5.1%
Services(1)	63,727.4	60,845.2	4.7%
Sale of goods(2)	7,502.1	6,915.9	8.5%

Deductions from gross operating revenue	(19,129.4)	(19,719.9)	(3.0%)
Taxes(3)	(10,654.7)	(11,460.0)	(7.0%)
Services	(9,078.8)	(10,081.0)	(9.9%)
Sale of goods	(1,575.9)	(1,379.0)	14.3%

Discounts granted and return of goods	(8,474.7)	(8,259.8)	2.6%
Services	(6,373.3)	(6,199.6)	2.8%
Sale of goods	(2,101.4)	(2,060.2)	2.0%

Net operating revenues	52,100.1	48,041.2	8.4%
Services	48,275.3	44,564.5	8.3%
Sale of goods	3,824.8	3,476.6	10.0%

(1)These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)These include sale of goods (handsets, sim cards and accessories) and Vivo Tech equipment.
(3)In July 2022, Complementary Law No. 194/2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, was issued resulting in the reduction of ICMS rate on communications services (Note 20).
Net operating revenue
Net operating revenue increased by 8.4% to R$52,100.1 million in 2023 from R$48,041.2 million in 2022, as both the revenues of Services and Goods Sold grew above the inflation rates registered in the period (IPCA of 4.6% in 2023), expanding 8.3% and 10.0% when compared to 2022, respectively. Our Services revenue was benefited, in 2023, from the strong performance of the mobile business, mainly in postpaid services, due to the growth in our customer base, reduction in churn, annual price adjustments, as well as from the acquisition of UPI Oi Móvel. In addition, our fixed revenues grew 3.1% on a yearly basis primarily due to the continued evolution of revenues coming from the sale of FTTH broadband and Corporate Data & ICT. Regarding the revenues from Goods Sold, the performance was mainly impacted by the increased demand for 5G smartphones and accessories, combined with the broad range of electronics that composes our portfolio.

Cost of sales
Cost of sales increased by R$1,983.7 million, or 7.2%, to R$29,415.4 million in 2023 from R$27,431.6 million in 2022. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2023	2022	2023-2022
	(in millions of reais)
Cost of goods sold	(4,301.1)	(3,841.1)	12.0%
Depreciation and amortization	(10,997.7)	(10,309.5)	6.7%
Third-party services and other	(8,452.5)	(7,767.5)	8.8%
Interconnection and network use	(1,059.8)	(1,191.0)	(11.0)%
Rental, insurance, condominium and connection means	(1,241.6)	(1,307.9)	(5.1)%
Personnel	(1,302.5)	(1,109.1)	17.4%
Taxes, charges and contributions	(2,060.2)	(1,905.6)	8.1%
Cost of sales	(29,415.4)	(27,431.7)	7.2%
Cost of Goods Sold: Cost of goods sold increased by R$460.0 million, or 12.0%, to R$4,301.1 million in 2023 from R$3,841.1 million in 2022, mainly due to the increased sale of handsets and ICT equipment, combined with the broad range of electronics that composes our portfolio, corresponding to an increase in the Sale of Goods revenue line.
Depreciation and Amortization: Costs related to depreciation and amortization increased by R$688.2 million, or 6.7%, to R$10,997.7 million in 2023 from R$10,309.5 million in 2022, resulting from the investments made to expand our 5G and 4.5G networks, the FTTH deployment, the increase in the number of leasing contracts, as well as acquisition of Oi Móvel.
Third-Party Services and Other: Costs related to outside services and other increased by R$685.0 million, or 8.8%, to R$8,452.5 million in 2023 from R$7,767.5 million in 2022, primarily due to costs related to third-party services, associated with the expansion of our Corporate Data & ICT revenue.
Interconnection and Network Use: Costs related to interconnection and network use decreased by R$131.2 million, or 5.1%, to R$1,059.8 million in 2023, from R$1,191.0 million in 2022, primarily as a result of lower interconnection costs.
Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means decreased by R$66.4 million, or 5.1%, to R$1,241.6 million in 2023, from R$1,307.9 million in 2022 due to lower costs associated with network expansion.
Personnel: Personnel expenses increased by R$193.4 million, or 17.4%, to R$1,302.5 million in 2023 from R$1,109.1 million in 2022, driven by the annual wage and benefits readjustments, as well as higher costs related to variable compensation.
Taxes, Charges and Contributions: Taxes, charges and contributions remained relatively stable, increasing R$154.6 million, or 8.1%, to R$2,060.2 million in 2023, from R$1,905.6 million in 2022, primarily due to regulatory fees arising from the positive evolution of our mobile customer base.

Operating (expenses) income
Operating (expenses) income increased by R$768.4 million, or 5.5%, to R$14,756.2 million in 2023, from R$13,987.8 million in 2022. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2023	2022	2023-2022
	(in millions of reais)
Selling expenses	(12,439.2)	(11,839.1)	5.1%
General and administrative expenses	(2,957.3)	(2,737.6)	8.0%
Other operating income (expenses), net	640.3	588.9	8.7%
Total	(14,756.2)	(13,987.8)	5.5%
Selling Expenses: Our selling expenses increased by R$600.1 million, or 5.1%, to R$12,439.2 million in 2023 from R$11,839.1 million in 2022, mainly due to the 11.6% increase in personnel-related expenditures, to R$3,415.5 million, resulting from the annual wage and benefits readjustments and higher costs with variable compensation.
General and Administrative Expenses: Our general and administrative expenses increased by R$219.7 million, or 8.0%, to R$2,957.3 million in 2023 from R$2,737.6 million in 2022, mainly due to the 24.6% increase in personnel-related expenditures, to R$895.8 million, resulting from the annual wage and benefits readjustments and higher costs with variable compensation, as well as to greater expenses with systems development, licenses and software, and consultancy firms.
Other Operating Income (Expenses), Net: Other operating income, net increased by R$51.4 million, or 8.7%, to an income of R$640.3 million in 2023 from R$588.9 million in 2022, mainly due to (i) R$244.2 million of income related to the post-acquisition price adjustment from the acquisition of Oi Móvel (refer to footnote 21.c.3.3.1 to our consolidated financial statements); and (ii) R$260.2 related to the net gain from negotiations of rental tower contracts (refer to footnote 20 to our consolidated financial statements), which were offset by lower levels of tax recoveries.
Financial income (expenses), net
For the year ended December 31, 2023, financial expense, net reached R$2,343.9 million, an increase of R$577.6 million, from an expense of R$1,766.3 million for the year ended December 31, 2022, mainly due to the lower level of revenue from monetary update, and a foreign exchange variation on loans and financing.
Income and social contribution taxes
We recorded an expense from income and social contribution taxes in the amount of R$533.9 million in 2023, compared to an expense of R$773.7 million in 2022, a decrease of R$239.8 million, mainly due to the recognition of R$320.7 million relating to deductible temporary differences arising from the Garliava acquisition whose corresponding deferred income tax asset was not recognized upon acquisition and realized during the year 2023. In 2023, our effective rate of income and social contribution taxes reached 9.6%.
Results of Operations for the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022.

B.Liquidity and Capital Resources
General
We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2023, we had R$4.4 billion in cash and cash equivalents. We do not have any material unused sources of liquidity. Our principal cash requirements include:
•the servicing of our indebtedness;
•capital expenditures; and
•the payment of dividends.
Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.
Sources of Funds
Our cash flow from operations was R$18.8 billion in 2023, representing a 0.8% decrease from R$18.9 billion in 2022. Despite a stronger business performance, operating cash flow was only moderately affected, primarily due to an uptick in accounts receivables. This increase is associated with higher revenues yet to be invoiced or collected, as well as settlements of provisions for legal demands, contingent liabilities, fines related to lease contract cancellations, and refunds to customers. Additionally, there was a rise in interest payments on loans, financing, debentures, leases, and other creditors.
For a discussion of our sources of funds for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2022.
Uses of Funds
Our cash flow used in investing activities was R$7.9 billion in 2023, against R$14.2 billion in 2022. The variation in the cash flow used in investment activities reflects a positive variation against 2022 due to payments for acquisition of investments and capital contribution in subsidiaries, mainly due to the acquisition of Oi in 2022.
Our cash flow used in financing activities recorded an outflow of R$8.8 billion in 2023, compared to an outflow of R$8.9 billion in 2022. The decrease in cash flow used in financing activities of R$0.1 billion in 2023 compared to 2022 was mainly due to lower payment of financing, debentures and leases, and the payment of dividends and interest on equity.
For a discussion of our uses of funds for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2022.

Indebtedness
As of December 31, 2023, our total debt was as follows:

Debt	Debt Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
Finance Leases(1)	BRL	—	2040	13,596.0
Debentures 7th issue – First Serie	BRL	CDI + 1.12% p.a.	2025	1,594.0
Debentures 7th issue – Second Serie	BRL	CDI + 1.35% p.a.	2027	2,127.6
5G License	BRL	SELIC / IGP-DI	2040	1,300.7
Acquisition – M&A VSS	BRL	SELIC	2029	25.3
Acquisition – M&A VITA IT	BRL	IPCA	2027	63.6
Other Creditors	BRL	CDI + 3.75% p.a.	2025	30.0
Total debt				18,737.2
Current				4,475.7
Noncurrent				14,261.6

(1)Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.
Interest and principal payments on our indebtedness as of December 31, 2023 due in 2024 totaled R$4,475.7 million, in comparison with our current debt in 2022 of R$6,019.9 million.
As of December 31, 2023, the debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance - ESG) performance, classifying them as "sustainability-linked", under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.
These agreements contain certain standard restrictive clauses. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; or (ii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors. As of December 31, 2023, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.
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
For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Tabular Disclosures of Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments as of December 31, 2023 are as follows:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of reais, as of December 31, 2023)
Contractual obligations:
Loans, financing and leases(1)	13,596.0	3,877.1	6,791.0	1,186.4	1,741.5
Debentures	3,721.6	221.6	3,500.0	—	—
Derivatives	94.7	6.9	—	—	87.8
5G License and cash obligations	1,300.7	351.3	178.0	59.3	712.0
Other Creditors(2)	30.0	—	30.0	—	—
Acquisition - M&A VSS	25.3	22.1	—	3.2	—
Acquisition – M&A VITA IT	63.6	3.6	60.0	—	—
Pension and other post-retirement benefits	1,077.1	31.6	14.2	15.5	1,015.8
Total contractual obligations	19,909.0	4,514.2	10,573.3	1,264.4	3,557.1
Trade accounts payable	8,169.9	8,169.9	—	—	—
Total trade payables	8,169.9	8,169.9	—	—	—

(1)Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites. See Note 21 of our consolidated financial statements.
(2)Regarding the investments made by Polígono Capital in Vivo Money in 2023.
Long-Term Debt – Loans, financing, leases and debentures

Amount
(in millions of reais, as of December 31, 2023)
Year ending December 31
2025	4,451.4
2026	2,238.4
2027	3,601.2
2028	1,186.4
2029 and forward	1,741.5
Total	13,218.9

Our contractual commitments as of December 31, 2023 are as follows:

Amount
(in millions of reais, as of December 31, 2023)

2024	1,018.8
2025	749.4
2026	438.4
2027	358.3
2028	334.5
2029 onwards	730.6
Total(1)(2)	3,627.1

(1)Includes R$154,4 millions, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.
(2)Unrecognized contractual commitments arising from the purchase of goods and services. The amount presented above represents the total consolidated nominal values equivalent to the full contract period. See note 34(a) to our consolidated financial statements.
Our guarantees as of December 31, 2023 are as follows:

Amount
(in millions of reais, as of December 31, 2023)

Insurance of guarantee(1)	26,935.2
Letters of guarantee	4,596.3
Judicial deposits and garnishments (Note 10)	2,911.9
Property and equipment (Note 13.f)	101.2
Financial investments in guarantee of lawsuits (Note 4)	36.2
Total(2)	34,580.8

(1) These refer to insurance amounts contracted to ensure the continuity of legal proceedings (note 20).
(2) Guarantees for several commitments with ANATEL, suppliers and legal proceedings. See note 34(b) to our consolidated financial statements.
See note 21 and 34 to our consolidated financial statements.
Capital Expenditures and Payment of Dividends
Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment, additions to intangible assets, including licenses and excluding leases (IFRS16) which totaled R$9.0 billion, R$9.7 billion and R$13.2 billion for the years ended December 31, 2023, 2022 and 2021, respectively. These expenditures relate primarily to the expansion of our network.
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
We may also make additional distributions in the case that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$3.4 billion, R$5.1 billion and R$5.8 billion in 2023, 2022 and 2021, respectively.
Our management expects to meet 2024 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$18.8 billion, R$18.9 billion and R$18.1 billion in 2023, 2022 and 2021, respectively.
Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2023 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”
Accounting Pronouncements
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2022.
New IFRS pronouncements, issues, amendments and interpretations of the IASB
The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
The Company does not anticipate the early adoption for the year ended December 31, 2023 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.
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
Amendments to IFRS 16 - Lease liability in a sale and leaseback: In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a lessee uses in measuring the lease liability arising from a sale and leaseback transaction, to ensure that the lessee does not recognize any amount of gain or loss related to the right of use that it retains. The changes must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Early application is permitted and this fact must be disclosed.

Amendments to IAS 1 - Classification of liabilities as current or non-current: In January 2020, the IASB issued changes to IAS 1, in order to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what a right to postpone settlement means; (ii) that the right to postpone must exist on the reporting date; (iii) that this classification is not affected by the likelihood of an entity exercising its right of postponement; and (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Furthermore, a requirement has been introduced to mandate disclosure when a liability arising under a loan agreement is classified as non-current and the entity's right to defer settlement depends on compliance with future commitments within twelve months. Changes must be applied retrospectively.
Supplier financing agreements - Amendments to IAS 7 and IFRS 7: In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments, being: Disclosures to clarify the characteristics of financing agreements of suppliers and require additional disclosure of such agreements. The disclosure requirements in the amendments are intended to assist users of financial information in understanding the effects of supplier financing arrangements on an entity's liabilities, cash flows, and exposure to liquidity risk. Early application is permitted but will need to be disclosed.
C.Research and Development, Patents and Licenses
Research and Development
We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features such as machine learning, cognitive computing, artificial intelligence and e-care.
The table below presents our investments in the development, update and modernization of systems to support the launch of new products and services. In 2023, we invested R$57.9 million in development and innovation.

R&D investments	2023	2022	2021
	(in millions of reais)
Development and Innovation (business incubator and tests)	57.9	59.4	43.9
Patents and Licenses
Our principal intellectual property assets include:
•permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;
•our commercial brands in Brazil, “Vivo”, and sub-brands such as “Vivo Fibra”, “Vivo Total”, “Vivo Selfie”, “5G (previously Vivo 5G)“, “Vivo Controle”, “Pré (previously Vivo Pré)”, “Vivo Play”, “Vivo Easy”, “Vivo Money”, “Pay (previously Vivo Pay)”, “Vivo Empresas”, “Vivo Agro” and “Vivo Ventures” and “Ventures”;
•the trademark “Aura”, which is Vivo’s Artificial Intelligence;
•permission to use the trademark “Terra”, which provides media and digital services;
•“Atma”, Vivo's brand for a meditation app;
•“Ovvi” Vivo's brand for accessories;
•permission to use the trademark “Vale Saúde Sempre”, Telefônica's brand, which, through a monthly subscription, offers various health services to consumers in a cheap and accessible way; and
•permission to use the trademark “Vivae”, a brand of the joint venture between Telefônica/Vivo and the Educational Group Ânima that offers professional courses.

In September 2016, the Brazilian Trademark Office recognized the “Vivo” trademark as of “high reputation”, thus protected in all branches of activities within Brazilian territory.
In 2023, Telefônica's commercial brand, Vivo, ranked tenth among the most valuable brands in Brazil, according to the Interbrand ranking, accumulating a brand value of R$ 3.0 billion.
D.Trend Information
Reliable high-speed connectivity will continue to gain relevance as consumers' digital habits evolve and organizations make progress in their digitalization journeys. Beyond technical excellence, customer experience will continue to be a major differentiator, with an increasing adoption of artificial intelligence in customer services. In addition, we believe that Brazilian consumers will continue to become more selective with their brands of choice, challenging corporations to adopt an ESG-conscious agenda.
The demand for ultra-broadband connectivity will continue to increase, specially driven by fiber in small cities, where household penetration is still low. Competitive intensity tends to increase as the market matures, likely accelerating consolidation in the medium term. After a period of several small M&As led by regional ISPs, larger scale operations started to emerge, as a result of previous consolidations and private equity funds, positioned in more developed ISPs, start to seek exit opportunities. This context of stronger competitiveness is creating space for efficiency-oriented business models, such as neutral networks, a model being validated as adoption and scale grows.
Brazil's main operators launched 5G in all state capitals and major cities, with 5G coverage already reaching half of Brazil’s population. With a steeper adoption curve compared to previous generations, 5G will continue to accelerate as device availability and affordability improve. Vivo will continue to expand its 5G coverage, bringing the best speed and quality mix across the country to its high-value customers and investing in 4.5G network capacity tactically to preserve its unmatched user experience for all customers.
As consumers become more mature in their digital habits, services beyond connectivity will gain relevance. Vivo will keep investing in digital services and innovative value propositions as a strategy for growth, developing its digital platforms of education, health, financial services and smart homes. Leveraging on new partnerships and counting on open innovation initiatives, through Wayra and Vivo Ventures, entering new promising verticals like energy and strengthening its path for creating the leading B2C digital ecosystem in Brazil.
In B2B, digitization efforts will continue to appear at the top of CEOs' agendas, driving demand for better connectivity services and creating more room for Professional & Managed Services in Cloud, Cyber Security, IoT and Big Data. Operators now have the technical capabilities to monetize their networks as open platforms. In line with the trend, Vivo has partnered with Brazilian operators and has launched the Open Gateway initiative in order to transform networks into developer-ready platforms, simplifying the development of cross-operator solutions and boosting the offset of a new generation of digital services.
Customer experience plays a fundamental role in differentiating operators and generative AI is opening a new competitive playing field. Vivo is committed to serving its customers with the best experiences in the market, by capturing all that potential generative AI has to offer, taking advantage of its distinguished set of digital points of contact, creating personalized offers and more engaging and seamless experiences in the Vivo App.
On the ESG front, more companies will adopt a more conscious agenda to drive profitability and improve access to capital. Vivo will continue to be an intersectoral reference in Brazil, operating in line with the United Nation’s Sustainable Development Goals and advancing towards becoming a Net Zero company. In order to foster innovation and sustainable business growth, we will continue our journey of attracting and retaining the best talent on the market, in an inclusive and diverse environment, always supported by a contemporary brand that is connected to key social themes.

In this context, we believe that we are well positioned to strengthen our leadership. Our strategic pillars #temvivopratudo (There is a Vivo for everything), #temtudonavivo (You can find everything at Vivo), #DNAvivosomos (Vivo DNA in everything we are), #DNAvivofazemos (Vivo DNA in everything we do) and #vivosustentabilidade (Vivo Sustainability), guided by Telefonica Group’s key drivers Growth, Profitability and Sustainability, will allow us to achieve our purpose of advancing digitalization to bring people together (Digitalizar para Aproximar).
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
The significant and relevant estimates and judgments applied by the Company in the preparation of the financial statements are presented in the following notes to the financial statements: 1.c) corporate events in 2022 and 2023 (Business Combinations); 5.b) trade accounts receivable; 8.b) income and social contribution taxes; 13.b) property, plant and equipment; 14.b) intangible assets; 20.b) provision and contingencies; 21.b) loans and financing, debentures, leases and other creditors; 31.b) pension plans and other post-employment benefits; and 32.b) financial instruments and risk and capital management.

Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
We are managed by a Board of Directors (Conselho de Administração) and a board of executive officers (Diretoria).
Board of Directors
Our Board of Directors comprises a minimum of five and a maximum of 17 members, who are elected and dismissed by our shareholders' at a shareholders' meeting, and serve for a term of three years with the possibility of re-election.
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
Below are brief biographies of our directors:
Christian Mauad Gebara is 51 years old and serves as our Chief Executive Officer and member of our Board of Directors. He is also CEO of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since January/2019), Pop Internet Ltda. (since January/2019), Terra Networks Brasil Ltda. (since January/2019), and Telefônica Infraestrutura e Segurança Ltda. (since September/2019). He is Chairman of the Board of Trustees of Fundação Telefônica (since November/2022), member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since July/2022) and 1st Vice-President of the Board of Executive Officer of Conexis, formerly known as SindiTelebrasil (since July/2019). He was President of SP Telecomunicações Participações Ltda. (January/2019 – October/2022); Chairman of the Board of Directors of Telefônica Factoring Ltda. (March/2019 – September/2022) and CEO of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its merge into the Company). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Eduardo Navarro de Carvalho is 61 years old and serves as Chairman of our Board of Directors, member of our Nominations, Compensation and Corporate Governance Committee and chairman of our Quality and Sustainability Committee. He is also Chief of Corporate Affairs and Sustainability Officer of Telefónica (since September/2021). He is Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was Chief of Strategy and Corporate Affairs Officer of Telefónica (February/2020 – September/2021); Communications, Corporate Business, Trademark and Sustainability Officer of the Telefónica group (January/2019 – February/2020); Chairman of the board of directors of Telefônica Factoring do Brasil Ltda. (December/2016 – February/2019); Chairman of the Board of Trustees of Fundação Telefônica (until December/2019), Officer of SindiTelebrasil (November/2016 – July/2019); CEO of SP Telecomunicações Participações Ltda., Pop Internet Ltda., Terra Networks Brasil S.A., and Innoweb Ltda. (former corporate name of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda.) (until January/2019). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.
Andrea Capelo Pinheiro is 57 years old and serves as a member of our Board of Directors and of the Quality and Sustainability Committee. She is also an ambassador of Endeavor (since September/2019); a founding member of the Fundo Dona de Mim (since September/2021) and officer of Fundação Bienal de São Paulo (since January/2019). Mrs. Pinheiro was founder and COO of BR Partners (January/2010 – April/2021); and Advisor of Associação Brasileira de Bancos (ABBC) (May/2019 – April/2021). She holds a degree in Business Management from Fundação Armando Alvares Penteado (FAAP) and MBA in Business Management, focusing in Finances from Stern School of Business, University of New York (USA).
Alfredo Arahuetes García is 68 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a Full Professor of Economics at the Business and Tech School of the Alfonso X El Sabio University of Madrid (since September/2022) and member of the Academic Council of the Water Economy Forum – Universidade de Alcalá de Henares e Universidade de Granada (Spain), educational sector (since February/2016). Mr. Arahuetes García was also a Full Professor of Applied Economics at the Department of Economics, Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (January/2019 – August/2022); Deputy Director of the Latin America Chair of Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (February/2020 - August/2022); Senior researcher of Real Instituto Elcano (Madrid, Spain) (January/2012 – June/2022); and member of the Scientific Council on the Real Instituto Elcano (Madrid, Spain), education and research sector (January/2012 – February/2020). Mr. Arahuetes García holds a degree in Law from the University of Deusto/Bilbao, España; and a degree in Business and Economic Sciences from the Universidade Pontificia Comillas of Madrid, España; a postgraduate degree (masters) in General Planning and Economic Politics, Economic Commission for Latin America and the Caribbean – Instituto Latinoamericano de Planificación Económica y Social (CEPALILPES)/Santiago de Chile, Chile; postgraduate in Economy from Universidade Estadual de Campinas, Unicamp/São Paulo, Brasil; doctorate in Business and Economic Sciences from Universidade Pontificia Comillas/Madrid, España.
Ignácio Moreno Martínez is 66 years old and serves as a member of our Board of Directors. He is also a member of Consejo Asesor Telefónica de España (since 2022); Chairman of the Board of Directors of Metrovacesa S.A. (since October/2012); General Officer of Alquiler de Maquinaria S.A. (since September/2019); member of the Board of Directors of Roadis Transportation Holdings SLU (since November/2018); and Senior consultant of PJT Partner for Spain (Banca de Inversión) (since May/2019). Mr. Martínez holds a degree in Economics and Business Studies from University of Bilbao and a MBA from INSEAD.

Solange Sobral Targa is 51 years old and serves as a member of our Board of Directors, member of our Quality and Sustainability Committee and representative of Digital Security subjects in our Board of Directors. Mrs. Targa is also member of the Board of Directors and member of the Sustainability and Regulation Committee of Telefónica S.A. (since December/2023); Executive Vice-President Partner at CI&T (since June/2018); co-leader of CI&T’s ESG Committee (since December/2020); member of the Advisory Board of WCD Brasil – Women Corporate Directors (since March/2022); columnist for Meio&Mensagem (since September/2020); member of the Brazilian Chambers in the UK (since September/2023) and member of the Board of Directors of Bienal de São Paulo (since December/2023). She was an independent member of the Board of Directors of Unidas (February 2021 – June 2022); member of Itaú’s Diversity Advisory Committee (May/2021 – November/2023) and member of the Advisory Board of the Regional Chapter (Campinas) of Conscious Capitalism Brazil (May/2021 – December/2023). Mrs. Targa graduated in Computer Science from UFSCAR – Universidade Federal de São Carlos and has a Master’s in Computer Science from UNICAMP – Universidade de Campinas.
Francisco Javier de Paz Mancho is 65 years old and serves as a member of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the Board of Directors of Telefónica S.A. (since December/2007), Telefónica Audiovisual Digital, S.L.U. (since May/2021), and member of the Advisory Board of Telefónica de España (since May/2021) and Telefónica Hispanoamérica (since May/2021). He was Chairman of the Board of Directors of Telefónica Ingeniería de Seguridad S.A. (July/2016 – December/2021), member of the Board of Directors of Telefónica Móviles Argentina S.A. (April/2018 – April/2021), Pegaso PCS, S.A. of C.V. (September/2020 – May/2021) and Telefónica Móviles México, S.A. (September/2016 – August/2020). Mr. de Paz holds degrees in Information and Publicity and a Senior Business Management Program (PADE) from IESE (Universidad de Navarra).
Juan Carlos Ros Brugueras is 62 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a partner at the Law Firm Brugueras, Alcantra & García Bragado, Spain (since 2013) and a member of the Advisory Board of Telefónica Hispam (since June/2021). He holds a degree in Law from the University of Barcelona and is a member of the Barcelona Bar since 1985.
Jordi Gual Solé is 66 years old and serves as a member of our Board of Directors. He is the chairman of the Board of Directors of VidaCaixa (since April/2021); Professor of Economics of IESE Business School (since April/1987); member of the Advisory Board of Telefónica España (since March/2022); member of the Patronage of CEDE Foundation (since September/2016); member of the Patronage of Institución Cultural del CIC (since 2014); “CEPR Research Fellow” of the Centre for Economic Policy Research (since March/1989); “SUERF Fellow” of The European Money and Finance Forum (since September/2021); member of the Advisory Board of Instituto Español de Analistas Financieros (since January/2022) and associate of OXERA Consulting LLP, Londres (since March/2022). He was a member of the Board of Directors of Telefónica S.A. (January/2018 – December/2021); of Erste Group Bank (May/2017 – December/2021); chairman of the Board of Directors of CaixaBank (June/2016 – March/2021); chairman of the Patronage FEDEA (June/2016 – June/2021); vice-president of the Círculo de Economia (December/2016 – July/2022). He holds a degree in Economics and Business Sciences from Universidad de Barcelona (1979) and a PhD in Economics from University of California at Berkeley (1987).
José María Del Rey Osorio is 72 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control y del Directorio of Telefónica del Perú (since April/2018 and March/2018, respectively). He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.
Ana Theresa Masetti Borsari is 52 years old and serves as a member of our Board of Directors and a member of our Nominations, Compensation and Corporate Governance Committee. She oversees the Professional Customer Experience in a Global Level for the Stellantis Group (Peugeot, Citroen, Fiat, Jeep, RAM) (since May/2021). She was also General Manager of Peugeot Citroen Automóveis do Brasil (Peugeot, Citroën e DS – Groupe PSA) (October 2015 – April 2021). She holds a Law degree and a Masters’ degree from Universidade de São Paulo.

Denise Soares dos Santos is 55 years old and serves as a member of our Board of Directors. Mrs Santos is CEO of Hospital Beneficência Portuguesa de São Paulo (since April/2013); independent member of the Board of Directors of Raia Drogasil (since May/2021) and member of the Pro-bono Advisory Board of GK Ventures (since March/2021). Mrs. Santos holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial de São Paulo – FEI and Business Administration from Fundação Getúlio Vargas- FGV and an MBA from São Paulo Business School / University of Toronto and an Executive Learning Program from Babson University.
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
The following are the current members of the Board of Executive Officers, their respective positions, and the date of their appointment.

Name	Position	Date of Appointment
Christian Mauad Gebara	Chief Executive Officer	April 29, 2022
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 29, 2022
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	April 29, 2022
Alex Martins Salgado	Business Officer	March 15, 2023
Ricardo Guillermo Hobbs	Strategy Officer	March 15, 2023
Below are brief biographies of our executive officers:
For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.

Breno Rodrigo Pacheco de Oliveira is 48 years old and serves as our General Secretary and Legal Officer and Corporate Secretary of our Board of Directors. He is also the General Secretary and Legal Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since June/2015), POP Internet Ltda. (since June/2015), Terra Networks Brasil Ltda. (since April/2018) and Telefônica Infraestrutura e Segurança Ltda. (since September/2019) Mr. Oliveira is also Legal Officer of Telefônica IoT Big Data e Tecnologia do Brasil S.A. (since November/2021) and of Telefônica Cloud e Tecnologia do Brasil S.A. (since August/2021); Officer of TLF 01 Empreendimentos e Participações Ltda. (since May/2020) and Vale Saúde Administradora de Cartões S.A. (since March/2023); Member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar (since March/2023); Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda. (since August/2021); Chairman of the Board of Directors of Companhia ACT de Participações (since June/2022), Companhia AIX de Participações (since June/2022) and Telefônica Factoring do Brasil Ltda. (since February/2023) and Member of the Deliberative Board of Fundação Sistel (since April/2021). Mr. Oliveira was the Officer of SP Telecomunicações Participações Ltda. (August/2011 – October/2022); member of the Board of Trustees of Fundação Telefônica (December/2019 – July/2022); Officer of FiBrasil Infraestrutura e Fibra Ótica S.A. (June/2020 – July/2021); Member of the Board of Directors of Telefônica Factoring do Brasil Ltda. (December/2016 – March/2019); General Secretary and Legal Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its merger into the Company) and Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023, when it was extinct due to its merger into Telefônica Infraestrutura e Segurança Ltda.). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.
David Melcon Sanchez Friera is 53 years old and serves as our Chief Financial and Investor Relations Officer. He is also the Chief Financial Officer of POP Internet Ltda. (since October/2016), Terra Networks Brasil Ltda. (since April/2018), Telefônica Infraestrutura e Segurança Ltda. (since December/2019), Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since October/2016), member of the Board of Directors of Telefônica Cloud e Tecnologia do Brasil S.A. (since February/2022) and of FiBrasil Infraestrutura e Fibra Ótica S.A. (since May/2023) Vice Chairman of the Board of Directors of Telefônica Corretora de Seguros Ltda. (since August/2021) and Telefônica Factoring do Brasil Ltda. (since February/2023). He was also officer of SP Telecomunicações Participações Ltda. (October/2016 – October/2022), member of the Board of Trustees of Fundação Telefônica (April/2016 – July/2022), and Chief Financial Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its incorporation by the Company). Mr. Melcon has more than 25 years of global experience in the Telecommunications industry in Latin America and Europe. Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Masters’ in Audit and Business Analysis from University Complutense – Madrid (Spain).
Alex Martins Salgado is 45 years old and serves as our Business Officer. He is also the Chairman of the Board of Directors and Chief Executive Officer of Telefônica Cloud e Tecnologia do Brasil S.A. (since August/2021) and Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (since November/2021). Mr. Salgado was the Company’s B2B and Wholesale Vice-President (July/2019 - February/2023); B2B Vice-President (January/2017 – January/2019) and Officer of Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023, when it was extinct due to its merger into Telefônica Infraestrutura e Segurança Ltda.). Mr. Salgado holds degrees in Electric Engineering from Instituto Mauá de Tecnologia and Business Administration from IBMEC.
Ricardo Guillermo Hobbs is 47 years old and serves as our Strategy Officer. He is also Officer of Vale Saúde Administradora de Cartões S.A. (since March/2023); Vice-President of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (since April/2023); Chairman of the Board of Directors of VivaE Educação Digital S.A. (since April/2022) and member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since February/2023). Mr. Hobbs was the Company’s Strategy, New Businesses and Artificial Intelligence Vice-President (July/2018 – March/2023); Marketing and General Officer of VivaE Educação Digital S.A. (April/2022 – August/2022); Chairman of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (July/2021 – July/2022); Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (April/2022 – July/2022); and Officer of VivaE Educação Digital S.A. (February/2022 – April/2022). Mr. Hobbs holds a degree in Business Administration from Fundação Getúlio Vargas (FGV) and a Masters’ from London Business School.

There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.
B.Compensation
For the year ended on December 31, 2023, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$58.3 million, of which R$31.5 million corresponded to salaries and R$26.8 million corresponded to bonuses.
For the year ended on December 31, 2023, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”
For further information, see notes 29.b) and 30 to our consolidated financial statements.
C.Board Practices
Board of Directors
Our Board of Directors typically meets once every three months and the Chairman may call special meetings. Our Board of Directors takes action by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his or her regular vote, the casting vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders’ Meetings, chairing the General Shareholders’ Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.Our Board of Directors is responsible, among other things, for:
•establishing general guidelines for the Company’s business;
•approving the Company’s budget and annual business plan;
•convening annual shareholders’ meetings;
•approving the financial statements, management reports, proposals for allocation of the Company’s results and the submission of such documents to the annual shareholders’ meeting;
•appointing or dismissing, at any time, the members of our Board of Executive Officers, establishing their duties, in compliance with the applicable law and bylaw provisions;
•approving the establishment of technical and advisory committees to advise it on matters of interest to the Company, appointing the members of such committees and approving their internal charters, which shall contain specific rules concerning their composition, duties, purview, compensation and activities;
•supervising the management of the Company’s officers, examining, at any time, our corporate books and records, requesting information regarding the execution or the process of execution of any agreements and other acts;
•approving the organizational structure of the Company; with the possibility of setting limits to the members of the Board of Executive Officers for the exercise of such authority, in compliance and subject to legal and bylaw provisions;
•approving and amending its internal charter;
•deliberating on the issuance of new shares by increasing the Company’s corporate capital within the limits of the authorized capital determined by the bylaws, therein defining the terms and conditions of such issuance;
•deliberating as to the issuance of subscription warrants;

•deliberating, by delegation of the annual shareholders’ meeting, about the following aspects related to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and premiums repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;
•authorizing the offering of common, nonconvertible and unsecured debentures;
•approving the issuance of commercial papers for public distribution and depositary receipts;
•authorizing the purchase of shares issued by the Company to be canceled or kept in treasury for subsequent disposal;
•authorizing the sale of assets directly related to public telecommunications services;
•authorizing the sale of real estate, the creation of in rem guarantees and the provision of guarantees on behalf of third-party obligations, and setting limits on the practice of such acts by the Board of Executive Officers;
•establishing, as an internal regulation, the limits for the Board of Executive Officers to authorize the sale or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or inoperable;
•approving the Company’s participation in consortia in general, and the terms of such participation; the Board of Directors may delegate such powers to the Board of Executive Officers and establish limits, as it seeks to develop activities in line with the Company’s purpose;
•setting the limits for the Board of Executive Officers to authorize the practice of reasonable gratuitous acts for the benefit of employees or the community of which the Company is a part of, including the donation of unserviceable assets to the Company;
•approving the creation and dissolution of subsidiaries of the Company, in Brazil or abroad;
•approving the assumption of any obligation not provided for in the Company’s budget, in an amount exceeding R$250 million;
•authorizing the execution of contracts, not provided for in the Company’s budget, in an amount exceeding R$250 million;
•approving investments and the acquisition of assets, not provided for in the Company’s budget, in an amount exceeding R$250 million;
•authorizing the acquisition of equity interest in other companies on a definitive basis and the creation of a lien on or sale of equity interests;
•approving the distribution of interim dividends;
•appointing and dismissing independent auditors;
•appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Office, who shall be solely responsible for all processes of service, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and
•approving employment and compensation plans, incentive and professional development policies, the Company’s regulations and staff, as well as the terms and conditions of collective bargaining agreements to be entered into with the labor unions representing various categories of the Company’s employees and adhesion or disassociation from complementary retirement funds, all with respect to the employees of the Company; and the Board of Directors may, at its own discretion, assign to the company’s Board of Executive Officers limits to deliberate on these matters.

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
The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini(1)	Alexandre Pedercini Issa(1)	April 13, 2023
Stael Prata Silva Filho	Cremêncio Medola Netto	April 13, 2023
Luciana Doria Wilson	Charles Edwards Allen	April 13, 2023

(1)Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected by minority shareholders on a separate vote, with no participation of the controlling shareholder.
Committees
Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:
•Control and Audit Committee;
•Nominations, Compensation and Corporate Governance Committee; and
•Quality and Sustainability Committee.
Control and Audit Committee
Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three and a maximum of five members, appointed by the Board of Directors, with a unified mandate of three years, reelection permitted. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors. Our Control and Audit Committee and our Fiscal Board may have some similar attributes.
According to its charter, the Control and Audit Committee shall meet four times per year or whenever convened by its chair. The chair of each committee shall report the relevant matters discussed at the respective meetings to the Board of Directors.

The Control and Audit Committee, among other responsibilities that may be required by the Board of Directors, is responsible for, and charged with, informing and providing recommendations to the Board of Directors regarding the following:
•Submitting to the Board of Directors the appointment of the independent auditor as well as the replacement of such independent auditors; the Control and Audit Committee shall also: (a) recommend the compensation to be paid to the Company’s independent auditors; (b) issue opinion on the hiring of the independent auditor to render any other service to the Company; and (c) supervise the independent auditor’s activities in order to assess their independence, the quality and the adequacy of the services considering the Company’s necessities;
•Examining the Company’s management report and financial statements, including capital budgets, making the necessary recommendations to the Board of Directors;
•Examining the financial information prepared and disclosed regularly by the Company;
•Examining the report of the related parties’ transactions as established by our Related Party Transactions Policy (Política para Transações com Partes Relacionadas);
•Assessing the effectiveness and sufficiency of the Company’s internal controls as well as the internal and independent audit procedures, making recommendations deemed necessary to the improvement of policies, practices and procedures; the Control and Audit Committee shall also: (a) supervise the activities of the Company’s internal control departments; (b) supervise the Company’s activities related to internal audit and compliance, including complaints received by the Company’s hotline related to the scope of its activities, opining on or due referring the complaints; and (c) assess the effectiveness and sufficiency of the risk and contingency control and management systems;
•Examining the management bodies’ proposals regarding modification of the share capital, issuance of debentures convertible into shares or subscription bonus, the transformation of our corporate form, merger or spin-off, making the recommendations it deems necessary to the Board of Directors;
•Assessing the compliance, by the Company’s Board of Executive Officers, of the recommendations made by the external and internal independent auditors, as well as informing the Board of Directors regarding possible conflicts between internal audit, external audit and/or the Company’s Board of Executive Officers; and
•Drafting an annual opinion to be disclosed with the Company’s financial statements, in accordance with applicable law.
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

Nominations, Compensation and Corporate Governance Committee
Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, and was restructured in October 2004, and consists of three to five members appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever called by its chair. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
•Making recommendations on proposals to amend the Company’s bylaws;
•Examining proposals for the appointment of members of the other Committees, to be further submitted to the Board of Directors;
•Opining on proposals for the appointment and withdrawal of the members of the Board of Executive Officers, to be further submitted to the Board of Directors;
•Annually assessing the management’s overall compensation, including benefits of any kind and representation fees, taking into consideration their responsibilities, time spent on duties, professional capability and reputation, and the value of their services at the market;
•Deciding on the annual adjustment of the employees’ compensation at management level (annual program, premises and budget) and at non-management level (program, premises and budget), including collective bargaining agreements to be entered with the unions representing the employees of the Company in each category, as well as examining and approving the Company’s programs regarding the share of profits whenever any rule is changed therein; and
•Examining corporate governance matters submitted to it by the Board of Executive Officers, making recommendations to the Board of Directors whenever required.
The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Francisco Javier de Paz Mancho (Chairman)	April 29, 2022
Ana Theresa Masetti Borsari	April 29, 2022
Eduardo Navarro de Carvalho	April 29, 2022
Quality and Sustainability Committee
The Quality and Sustainability Committee, formerly known as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three, and at most five, members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever called by its Chairman. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
•Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;
•Examining, analyzing and following-up periodically the Company’s Responsible Business Plan, as well as its sustainability indexes, recommending possible actions whenever any opportunity appears

•Examining, analyzing and following-up periodically as to the scores for the satisfaction and quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and
•Examining, analyzing and following-up periodically on the Company’s quality plans and actions.
The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Eduardo Navarro de Carvalho (Chairman)	April 29, 2022
Andrea Capelo Pinheiro	April 29, 2022
Solange Sobral Targa	April 29, 2022

D.Employees
As of December 31, 2023, we had 35,039 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 39.1% in production and operations; 36.9% in sales; 16.2% in customer care; and 7.8% in support.
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
Approximately 15% of our employees are union members, represented by three Federations and 27 unions, of which 12 are associated with the National Federation of Telecommunications Workers – FENATTEL, 8 are associated with the Interstate Federation of Workers and Researchers in Telecommunications – FITRATELP and 7 are associated with the Federation of Telecom Workers – LIVRE.
Our management considers relations with our workforce to be very good and we have never experienced a work stoppage for a significant period or that had a material effect on our operations.
Private Pension Plans
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

On September 2013, we began offering the Visão Multi defined contribution plan to our employees. This plan was launched in order to standardize the benefit following the corporate restructuring process of the subsidiaries in Brazil. This is the plan available for new enrollments. In this plan, participants can make basic contributions of 1-2% on their participating salary and an additional 0-5% on the installment of the participating salary that exceeds the maximum (value in December of 2023 was R$ 4,648.95) and we contribute a percentage between 50% to 125%, depending on the employees’ length of service.
Considering our total workforce, 31% of our employees are participants in our private pension plans.
E.Share Ownership
None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares (including ADSs representing common shares) or of our total equity share capital.
Performance Share Plan (“PSP”) and Talent for the Future Share Plan (“TFSP”)
The annual shareholders’ meeting of Telefónica S.A. (our indirect controlling shareholder), held on April 13, 2023, approved new long-term incentive plans, the Performance Share Plan (“PSP”), and the Talent for the Future Plan (“TFSP”), for executives of Telefónica S.A. and of other entities within the Telefónica group, including us.
The Plans provide for the possibility, for the executives of the Telefónica group that are invited to participate in it, to receive a certain number of shares of Telefónica after a period of three years, through the prior assignment of a certain number of theoretical shares or units (“Units”), which shall serve as a basis for determining the number of common shares in the capital stock of Telefónica (“Shares”) which may be delivered under the Plan as variable compensation, depending on the achievement of the objectives set for each of the cycles in which the Plan is divided. The Plans shall have a total duration of five years, and shall be divided into three independent cycles (the “Cycles”), each with a measurement period of three years, according to the following measurement calendar:
•First Cycle: from January 1, 2021 to December 31, 2023;
•Second Cycle: from January 1, 2022 to December 31, 2024; and
•Third Cycle: from January 1, 2023 to December 31, 2025.
At the end of each cycle, there is an evaluation to determine if the minimum performance conditions were met: Telefónica’s total shareholder return (“TSR”), against a comparative set, free cash flow goals (“FCF”) and neutralization and reduction of CO2 emissions.
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
The FCF is established as the plan’s metric to encourage commitment to the sustainable achievement of long-term strategic objectives. This objective must be established and approved each year by our Board of Directors. 40% (forty percent) of the number of Shares to be delivered under the Plan shall be determined based on the FCF level generated by the Company each year, comparing this with the amount set in the budgets approved by our Board of Directors for each year. In this regard, the partial achievement of this objective shall be calculated annually, and the final FCF shall be an average of the partial achievements calculated each year.
Also, 10% (ten percent) of the number of Shares to be delivered under the Plan shall be determined based on the level of neutralization of CO2 emissions reached by the Company each year, a certain reduction level of emissions of 1+2 (“Emissions Reduction”) is necessary, in line with the 1.5ºC of the Paris Agreement (SBTi) and with the goal established by the Company of zero net emissions for the year 2025 in its core markets for the 1+2 scopes.

In order to receive Shares under the Plan, participants must meet the following requirements in each of the cycles:
•Maintain, for at least 12 months of the Cycle, an active relationship with the Company or any of our subsidiaries and, at the start date of each Cycle, participate in the plan and comply with the General Conditions (the “Subsidiary” or the “Participating Company”).
•Maintain, on the delivery date, an active relationship with a participating company.
•Exceed the minimum levels of achievement of the Plan’s objectives.
In case of termination, only if it occurs 12 months after their start date and in accordance with the plan’s rules.
The plans in effect on December 31, 2023 were:
•PSP – Cycle 2021-2023: with 77 executives (including 3 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 1,540,867 Telefônica S.A. shares;
•PSP – Cycle 2022-2024: with 96 executives (including 3 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 812,791 Telefônica S.A. shares;
•PSP – Cycle 2023-2025: with 116 executives (including 5 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 1,049,515 Telefônica S.A. shares;
•TFSP – Cycle 2021-2023: with 162 executives of Telefônica Brasil having the right to potentially receive 277,500 Telefônica S.A. shares;
•TFSP – Cycle 2022-2024: with 123 executives of Telefônica Brasil having the right to potentially receive 263,500 Telefônica S.A. shares;
•TFSP – Cycle 2023-2025: with 165 executives of Telefônica Brasil having the right to potentially receive 332,500 Telefônica S.A. shares.
Performance Share Plan VIVO (“PSP”)
We approved an incentive plan, Performance Share Plan (“PSP VIVO”), via performance units, with cash settlement (“Plan”). Plan participants will be entitled to the grant of a certain number of representative units of one share issued by us (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full amount of one Share, which shall serve as a basis, considering the number of Units received, to determine the value of the incentive to be paid by the Company in cash to the participants.
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
The plans in effect as of December 31, 2022 were:
•PSP – Cycle 2022-2024: with 96 executives (including 3 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 812,791 Telefônica S.A. shares;
•PSP – Cycle 2023-2025: with 116 executives (including 5 executives nominated by the Bylaws) of Telefônica Brasil having the right to potentially receive 1,049,515 Telefônica S.A. shares.

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
A.Major Shareholders
In accordance with our bylaws, we have one class of capital stock authorized and outstanding: common shares (ações ordinárias), which have full voting rights.
On December 31, 2023, Telefónica owned 38.39% of our common shares, Telefónica LATAM owned 36.85% of our common shares and Telefónica Chile owned 0.06% of our common shares. Since Telefónica LATAM is a wholly-owned subsidiary of Telefónica, Telefónica has effective control over 75.29% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica or Telefónica LATAM has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.
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

Telefónica’s shares are traded on the stock exchanges in Madrid, New York and Lima.
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
The following tables set forth information relating to the ownership of common shares by Telefónica, Telefónica LATAM, any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 1,652,588,360 common shares outstanding as of December 31, 2023 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
Telefónica S.A.	634,398,912	38%
Telefónica LATAM	608,905,051	37%
All directors and executive officers as a group	27,606	—
As of December 31, 2023, there were a total of 130 ADR holders of record and 94,918,325 ADSs outstanding, representing 94,918,325 common shares or 5.7% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.
B.Related Party Transactions
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
Telefónica S.A.
In 2023, there were transactions between companies with expenses that totaled R$486.1 million, mainly related to the Brand Fee agreement, for the assignment of use of brand rights.
Telxius Cable Brasil Ltda (formerly Telefônica Internacional Wholesales Services Brasil Ltda.)
In 2023, there were transactions between companies with expenses that totaled R$215 million, mainly related to IP transit services and international transmission infrastructure for various data circuits and connection services contracted.
Telefónica Global Solutions S.L. (formerly TIWS II)
In 2023, there were transactions between companies with expenses that totaled R$79 million, mainly related to Infrastructure services for international transmission for various data circuits, connection services contracted, services that deal with the right to use certain software licenses and contracted maintenance and support services.

Telefonica Global Solutions Participações Ltda (formerly TIWS Brasil Participações)
In 2023, there were transactions between companies with expenses that totaled R$96 million, mainly related to international transmission infrastructure to various data circuits and connection services and services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Global Technology S.A.
In 2023, there were transactions between companies with expenses that totaled R$64 million, mainly related to services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Investigación Y Desarrollo, S.A. (Tidsa - Fusion: Telefónica Digital España S.L.)
In 2023, there were transactions between companies with expenses that totaled R$209 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Telefônica Cibersegurança e Tecnologia do Brasil Ltda.
In 2023, there were transactions between companies with expenses that totaled R$200 million, mainly related to infrastructure services for international transmission for various data circuits and connection services contracted.
Telefónica IOT & Big Data Tech, S.L.
In 2023, there were transactions between companies with expenses that totaled R$114 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Fibrasil Infraestrutura E Fibra Ótica S.A.
In 2023, there were transactions between companies with expenses that totaled R$215 million, mainly related to network infrastructure services.
C.Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information
A.Consolidated Statements and Other Financial Information
See Note 20 as well as Notes 8 and 9 of our consolidated financial statements.
Legal Proceedings
We are party to legal proceedings incidental to the normal course of our business. The main categories of such proceedings include:
•administrative and judicial litigation with the Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social), or the INSS;
•administrative and judicial proceedings relating to tax payments;
•lawsuits brought by employees, former employees and trade unions relating to non-compliance with the labor legislation;
•civil judicial proceedings regarding consumer rights; and
•other civil suits, including litigation arising out of the breakup of Telebrás, and events preceding the breakup.
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
Tax Matters — Probable Loss
The following tax proceedings were pending as of December 31, 2023, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is probable.
Federal Taxes
On December 31, 2023, we were a party to federal administrative and judicial proceedings relating to: (i) claims resulting from the denial of our tax offset and refund claims; (ii) corporate withholding tax (imposto de renda retido na fonte), or IRRF, and economic domains contributions (Contribuição para a Intervenção no domínio econômico), or CIDE, levied on the remittance of funds abroad relating to technical services, administrative assistance, similar services, and royalties; (iii) social investment fund contribution (Finsocial) offset amounts; (iv) additional PIS/COFINS charges on our taxable base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) the removal of certain benefits under CAMEX Resolution No. 6, which increased import tariffs from 4% to 28%; and (vi) INSS on constitutional right to a third-salary payment vacation.
In the opinion of our management, our chance of loss in the foregoing federal administrative and judicial proceedings is probable. As of December 31, 2023, total provisions for these state-level administrative and judicial proceedings amounted to R$797.0 million.

State Taxes
In December 2023, we were a party to administrative and judicial proceedings referring to: (i) ICMS credits that were not granted; (ii) ICMS on telecommunication services; (iii) rejection of ICMS credits referring to a certain tax covenant; (iv) ICMS tax rates; (v) ICMS tax on internet (data) infrastructure lease payments; (vi) sales of goods at prices below their cost of acquisition; (vii) taxation of amounts granted to clients as discounts; (viii) unmeasured services; (vix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment by the Brazilian Supreme Court (STF).
As of December 31, 2023, total provisions for these state-level administrative and judicial proceedings amounted to R$1,329.3 million.
Municipal Taxes
On December 31, 2023, we were a party to tax claims at the municipal level, both in the administrative and judicial sphere, which, based on the opinion of our legal advisors, are classified as having a probable risk of loss. These claims related to: (i) real estate property tax (Imposto Predial Territorial e Urbano), or IPTU; (ii) municipal services tax (Imposto Sobre Serviços), or ISS, on the lease of movable assets for supplementary or intermediary activities; and (iii) ISS withholding on fixed-duration service contracts. As of December 31, 2023, total provisions for these state-level administrative and judicial proceedings amounted to R$48.9 million.
FUST
On December 31, 2023, we were a party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. As of December 31, 2023, total provisions for these state-level administrative and judicial proceedings amounted to R$578.1 million.
Tax Matters — Possible Loss
The following tax proceedings were pending as of December 31, 2023, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is possible.
Federal Taxes
On December 31, 2023, we were a party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. As of December 31, 2023, the total amount under discussion in these proceedings was R$3,534.2 million. Key proceedings refer to: (i) tax offset requests made by the Company; (ii) social security contribution, including: (a) INSS contributions, workplace accident insurance (SAT), and other contributions (e.g., INCRA and SEBRAE); (b) 11% withholding (labor assignment); (c) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) the deduction of COFINS from losses in swap transactions; (iv) PIS/COFINS on: (a) accrual basis versus cash basis; (b) value-added services; and (c) monthly flat fees (serviço de assinatura mensal); (v) industrialization tax (Imposto Sobre Produtos Industrializados) on the dispatch from Company premises of fixed-line access unit equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras), payment requirements for intercompany and credit operations; and (vii) capital gains tax from the purchase of GVT. In the opinion of our management, our chance of loss in these proceedings is possible. As a result, we have not made any provisions in connection with these proceedings.

State Taxes
On December 31, 2023, we were a party to various state administrative and judicial proceedings, which are ongoing at various court levels. As of December 31, 2023 the total amount under discussion in these proceedings was R$23,130.4 million. Key proceedings refer to: (i) equipment rentals; (ii) reversal of extemporaneous credits; (iii) ICMS taxation of services rendered outside the state of São Paulo; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guidelines); (vi) use of credits related to the acquisition of electric power; (vii) secondary activities, value-added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged; (ix) deferred ICMS charges; (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credits from returns and free leases in connection with the assignment of networks (used by the Company itself and exemptions from governmental bodies); (xvi) ICMS on amounts received under agreements with other service providers for the shared use of their networks; (xvii) ICMS on our own consumption; (xviii) ICMS on exemptions of governmental bodies; (xix) unconditional discounts excluded from the ICMS tax basis; and (xx) monthly fee and the minutes included in the franchise; the foregoing state administrative and judicial proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.
Municipal Taxes
On December 31, 2023, we were a party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. As of December 31, 2023, the total amount under discussion in these proceedings was R$633.1 million. Key proceedings refer to: (i) ISS on secondary activities and value-added and supplementary services, ISS withholding, ISS on caller ID services and on cell phone activation, ISS on continuous services contracts, provisions, reversals and canceled invoices, ISS on data processing and antivirus programs, ISS on fees for the use of our mobile network (tarifa de uso da rede móvel) and infrastructure leases, ISS on advertising services, and ISS on third-party services; (ii) IPTU rules; (iii) land use fees; and (iv) other municipal fees; In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.
FUST, FUNTTEL and FISTEL Litigation
FUST Litigation
Fixed-line and mobile operators filed suit seeking a writ of mandamus to recognize their right to include interconnection revenue in the FUST base for mobile services. We have challenged such charges and the proceedings are waiting to be tried in the court of appeals. As a result, ANATEL charges us with various infractions to collect tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due. As of December 31, 2023, the total amount under discussion in these proceedings was R$5,575.0 million. In the opinion of our management and our legal advisors, our chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.
FUNTTEL Litigation
On December 31, 2023, we were a party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection). As of December 31, 2023 the total amount under discussion in these proceedings was R$1,828.9 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL Litigation
Due to the extension of the effective license period to use telephone switches in connection with the use of landline phone carriers, and the extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges us with an installation inspection fee (taxa de fiscalização e inspeção), or the TFI. This collection is based on ANATEL’s understanding that such extension would represent a taxable event for the TFI. We understand that such collection is inappropriate, and challenged this fee in court. As of December 31, 2023, the total amount under discussion in these proceedings was R$2,261.3 million, without the respective deposit in full. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.
Labor Litigation
We are a defendant in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), which claim, among others: overtime payments, variable compensation, salary parity, and unhealthy or risk work premiums. We have recorded R$693.7 million in provisions for these proceedings where the risk of loss is deemed probable. We are also defendants in certain other labor claims for which the chance of loss is deemed possible, which totaled an aggregate amount of approximately R$1,587.5 million as of December 31, 2023, and for which we have not recorded provisions.
Civil Claims
We are the defendants in multiple civil claims. We have recorded R$1,227.0 million in provisions in connection with these proceedings as of December 31, 2023 where the risk of loss is deemed probable, including the civil proceedings described below:
•We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996 to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For proceedings in which our chance of loss has been estimated as probable, we recorded provisions in the amount of R$157.9 million as of December 31, 2023 (R$ 145.9 million as of December 31, 2022).
•We and/or our subsidiaries are defendants in various civil proceedings related to individual consumers’ claims in judicial courts, especially relating to our failure to perform our services. As of December 31, 2023, provisioned amounts in connection with these proceedings totaled R$304.5 million (R$244.7 million as of December 31, 2022).
•We and/or our subsidiaries are parties to various civil, non-consumer and consumer proceedings in administrative and judicial courts arising out of the ordinary course of business. As of December 31, 2023, provisioned amounts in connection with these proceedings totaled R$764.6 million (R$802.4 million as of December 31, 2022).
Other several civil claims against us for which the chance of loss is deemed possible totaled approximately R$2,126.6 million as of December 31, 2023 and for which we have not recorded provisions, including:
•We are a party to various other civil claims related to our services. Such claims were filed by individual consumers, civil associations representing consumer rights, or by PROCON, as well as by federal and state public prosecutor offices. We are also party to various other claims in the ordinary course of our business.

Ownership of Caller ID
Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., or Lune, filed on November 20, 2001 lawsuits against 23 wireless telecommunications operators, including TELESP Celular Participações and its subsidiaries. The lawsuits allege that those operators violated patent No. 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial) on September 30, 1997. An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service, subject to a daily fine of R$10,000 in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated at settlement. Motions for clarification were opposed by all parties and Lune’s motions for clarification were accepted, since an injunctive relief in this stage of the proceedings was deemed applicable. An appeal was filed against a decision that granted a stay of execution until final judgment of an appeal on the merits. This latter appeal was successful and granted the Company the right to a new trial by the lower court. In the second trial, the lawsuit was ruled in our favor. Lune has filed an appeal. In February 2023, the Court of Justice judged the appeals lodged and, unanimously, dismissed them, upholding the ruling as unfounded. Lune then filed motions for clarification, which were also dismissed. Subsequently, an appeal was filed with the Superior Court of Justice by Lune, which is still pending judgment. Our outside counsel’s opinion is that the chance of an unfavorable outcome is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.
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
Regulatory and Antitrust Litigation
We are involved in several regulatory and antitrust administrative and legal proceedings. As of December 31, 2023, proceedings with a possible risk of loss amounted to R$6.8 billion. Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed probable include the following:
(i)We are a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The main themes of these proceedings are the obligation to pay the onerous fee for the renewal of radio frequencies (the payment, due every two years, relating to the right to use of radio frequencies), our obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL’s quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.
(ii)A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. We, together with our legal advisors, concluded that there is a probable loss of approximately R$724.9 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL and in the courts with an unlikely chance of review. Moreover, we decided to begin collecting such amounts in favor of ANATEL.

Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed possible include the following:
(i)Administrative and legal proceedings discussing how ANATEL should calculate a payment due every two years relating to the extension of STFC concession agreements and the right of use SMP-related radio frequencies. In ANATEL’s view, a 2% charge should be calculated on all of our STFC/SMP revenue. In our view, however, the revenues that are not part of the STFC/SMP service plans, as defined by regulation at the time of signing the authorization terms/concession agreements, should not be taken into account when calculating the fee. As a result of this disagreement, we filed administrative and legal proceedings challenging ANATEL’s charges.
(ii)A lawsuit to invalidate ANATEL’s March 2018 decision in an administrative proceeding where it charged us with violations of fixed-line telephone regulations. In particular, we were charged with breaching rules on the prior notice required to terminate service to users in default and related refunds. ANATEL imposed a fine of approximately R$199.1 million, which as of December 31, 2023, amounted to approximately R$623.3 million (after interest and monetary adjustments). We have not paid this fine, but have guaranteed its payment through litigation insurance. The lawsuit is in the first instance and is pending judgment, after the Company has provided an expert report that supports the arguments in favor of reducing the fine.
(iii)An investigation by CADE in connection with a joint bid we submitted with Claro and Oi, through a consortium, for certain services to be rendered to the Empresa Brasileira de Correios e Telégrafos, the Brazilian state postal service. We have presented our defense, in which we allege our joint big was lawful under the applicable laws. The CADE’s general body decided that the operators engaged in anti-competitive conduct. After the decision, Telefonica filed a motion for clarification, which was partially accepted, resulting in a fine of R$28 million. The Company decided to file a lawsuit seeking the annulment of the fine, arguing it was not unlawful to form a consortium to participate in public bidding, and arguing there was a lack of clear criteria and reasonableness for calculating the fine. This action is pending judgment.
(iv)Administrative Proceeding started by ANATEL to investigate possible measures regarding the possibility of transfer of economic gains arising from the decision of the Brazilian Supreme Court (STF), which excluded ICMS from the PIS/COFINS calculation base between 2002 and 2017 in the fixed telephone concession plans. In such case, ANATEL’s superintendence understood, in connection with the Prosecutor’s legal opinion, that such gains are not a result of business efficiency, but from a change in the tax order. The devolution proposal suggested by ANATEL would be through a tariff review for the fixed telephone basic plans and the construction of high capacity backhaul infrastructure for alternative plans, totaling approximately R$ 1 billion, which we assess, at this time, as a possible chance of loss. The case was judged by the Board of Directors of ANATEL, that fixed the amount of R$1.4 billion for which the Company should construct 20 thousand kilometers of high capacity backhaul infrastructure. This amount is part of the balance of the concession negotiations (Process No. 036.366/2023-4 in progress at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention (SecexConsenso) and Process No. 53500.013207/2023-74). In the event that negotiations do not favorably conclude, the case may be challenged through arbitration proceedings.
(v)Administrative Proceeding started by ANATEL, which dealt with mobile coverage goals, whose fine of R$127 million could be converted into an alternative Obligation (“OdF”), which consists of an alternative means of complying with a fine, by investing in the installation of 4G ERBs in 188 locations, whose installation must take place in 2 and a half years, with maintenance costs equivalent to the period of 1 year. Installation cannot result from RAN Sharing, Swap, network rental, industrial exploitation contracts, or other contractual means. The deployment of such Obligation within the established period will be monitored.

Dividends and Dividend Distribution Policy
Priority and Amount of Dividends
The Brazilian Corporate Law determines that the shareholders of a company have the right to receive, in each fiscal year, a percentage of the profits (mandatory dividends) comprising dividends and/or interest on shareholders’ equity, or distributable amount, of the corporation for each fiscal year. If such amount is not determined in the bylaws of the company, Brazilian Corporate Law specifies the criteria to determine the amount of the dividend. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
According to our bylaws, we are required to distribute as mandatory dividends of each fiscal year ending on December 31, to the extent amounts are available, an aggregate amount equal to at least 25% of adjusted net income, as a minimum amount of dividends.
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
Under the Brazilian Corporate Law, a company is allowed to withhold payment of the mandatory dividend in respect of common shares (and also ADSs) if:
•management and the fiscal board report at the shareholders meeting that the distribution would be incompatible with the financial circumstances of the company; and
•the shareholders ratify this decision at the shareholder’s meeting.
If that is the case:
•management must forward to the CVM, within five days of the shareholders meeting, an explanation justifying the decision at the shareholders meeting; and
•the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation allows.
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
At each annual shareholders meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian Corporate Law, we are required to maintain a legal reserve, to which 5% of our net profits must be allocated for each fiscal year, which may not exceed 20% of our paid-in capital. Net losses, if any, shall be deducted from accumulated profits, profit reserves and legal reserve, in this order. We may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve, taken together with the amount of the capital reserve exceeds 30% of the share capital of the Company.

Brazilian Corporate Law also provides for an additional allocation of net profits to special accounts, also to be recommended by management and subject to approval by shareholders at the annual shareholders meeting, including the amount of net profits that may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a previous year must be either:
•reversed in the fiscal year in which the loss was anticipated, if the loss does not in fact occur; or
•written-off if the anticipated loss occurs.
Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net income. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders’ meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:
•the positive net result of equity adjustment; and
•earnings, revenues or net profits from transactions or the accounting of assets and liabilities at market value, whose financial realization term occurs after the end of the next fiscal year.
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
Additional Payments on Shareholders’ Equity
Law No. 9,249, as amended December 26, 1995, provides for the distribution to shareholders of interest on shareholders’ equity, which may be computed with the amount of dividends to be distributed to shareholders. A company can treat these payments as financial expenses for income tax and social contribution purposes. Currently, this interest is limited to the daily pro rata variation of the TJLP, a long-term nominal interest rate determined by the federal government that includes an inflation factor and cannot exceed the greater of:
•50% of net income (before deducting income tax and interest on equity) for the period in which the payment is made, or
•50% of the sum of retained earnings and profit reserves.
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
The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares since 2019 in reais:

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common stock	Preferred Shares(2)
	(per share/in R$)
2023	Div/Int	2.357910	—
2022	Div/Int	3.488877	—
2021	Div/Int	2.914875	1.022949
2020	Div/Int	2.996385	3.296024
2019	Div/Int	3.518874	3.870762

(1)    Interest on shareholders’ equity is net of withheld taxes.
(2)    All of our outstanding preferred shares were converted into common shares after the market closed on November 20, 2020. See “Item 10. Additional information—B. Memorandum and Articles of Association—Description of our bylaws—History of Share Capital—Conversion of our Preferred Shares into Common Shares.”

Dividends and Interest on Shareholders’ Equity
On February 15, 2019, the Board of Directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$700 million, which the Company paid on August 18, 2020.
On April 11, 2019, the Shareholders’ General Meeting approved the distribution of dividends to common and preferred shares in the total amount of R$2,469 million based on the closing balance sheet of December 31, 2018, which the Company paid on December 17, 2019.
On April 17, 2019, the Board of Directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$570 million, which the Company paid on August 18, 2020.
On June 17, 2019, the Board of Directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$968 million, which the Company paid on August 18, 2020.
On December 19, 2019, the board of directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$350 million. The distribution of dividends to common and preferred shares in the total amount of R$1,000 million was also approved, which the Company paid on August 18, 2020.
On February 14, 2020, the Board of Directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$270 million, which the Company paid on July 13, 2021.
On March 19, 2020, the board of directors approved the payment of interest on the equity of common and preferred shares in the amount of R$150 million, which the Company paid on July 13, 2021.
On May 28, 2020, the Shareholders’ General Meeting approved the distribution of dividends to common and preferred shares in the total amount of R$2,196 million based on the closing balance sheet as of December 31, 2019, which the Company paid on December 9, 2020.
On June 17, 2020, the board of directors approved the payment of interest on the equity of common and preferred shares in the amount of R$900 million, which the Company paid on July 13, 2021.
On September 17, 2020, the board of directors approved the payment of interest on the shareholders’ equity of common and preferred shares in the amount of R$650 million, which the Company paid on July 13, 2021.
On November 16, 2020, the board of directors approved the payment of interest on the shareholders’ equity in the amount of R$400 million, which the Company paid on July 13, 2021. The conversion of all preferred shares issued by the Company into shares (“Conversion”), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of Holders of Preferred Shares, held on October 1, 2020, had immediate effect. For this reason, all shares issued by the Company as of that date began to be treated equally, regardless of the ticker under which they were traded until the formalization of the conversion, which occurred on November 23, 2020, as disclosed to the market under the Material Fact and Notice to Shareholders issued on October 1, and October 11, 2020, respectively.
On December 11, 2020, the board of directors approved the payment of interest on the shareholders’ equity in the amount of R$260 million. In addition, the distribution of dividends to common and preferred shares in the total amount of R$1,200 million was approved. The payment of interest on shareholders’ equity was made on July 13, 2021 and dividends on October 5, 2021.
On February 12, 2021, the board of directors approved the payment of interest on equity for common shares in the amount of R$150 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on February 26, 2021 and was paid on July 19, 2022.

On March 18, 2021, the board of directors approved the payment of interest on equity for common shares in the amount of R$270 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on March 31, 2021 and was paid on July 19, 2022.
On April 15, 2021, the Shareholders’ General Meeting approved the payment of interest on equity for common shares in the amount of R$280 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on April 30, 2021 and was paid on July 19, 2022.
On June 17, 2021, the board of directors approved the payment of interest on equity for common shares in the amount of R$630 million. Payment was made to ordinary and preferred shareholders who were recorded on the Company’s books on June 30, 2021 and was paid on July 19, 2022.
On September 16, 2021, the board of directors approved the payment of interest on equity for the common shares in the amount of R$600 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on September 30, 2021 and was paid on July 19, 2022.
On December 10, 2021, the board of directors approved the payment of interest on equity for common shares in the amount of R$805 million. The distribution of dividends to common and preferred shares in the total amount of R$1,500 million was also approved. Both payments were made to ordinary shareholders who were recorded on the Company’s books on December 27, 2021. Interest on equity were paid on July 19, 2022 and dividends were paid on October 18, 2022.
Dividends and interest on shareholders’ equity declared based on Telefonica Brasil’s net income in 2021 totaled R$4.2 billion. The remaining R$2.0 billion were classified as proposed additional dividends and were submitted for approval by the Company’s General Meeting of Shareholders in 2022 and were paid on October 18, 2022.
On February 16, 2022, the board of directors approved, subject to shareholder approval, the payment of interest on equity for common shares in the amount of R$180 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on February 25, 2022 and was paid on April 18, 2023.
On March 17, 2022, the board of directors approved the payment of interest on equity for common shares in the amount of R$250 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on March 31, 2022 and was paid on April 18, 2023.
On April 13, 2022, the Shareholders’ General Meeting approved the payment of interest on equity for common shares in the amount of R$150 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on April 29, 2022 and was paid on April 18, 2023.
On June 14, 2022, the board of directors approved the payment of interest on equity for common shares in the amount of R$480 million. Payment was made to ordinary and preferred shareholders who were recorded on the Company’s books on June 30, 2022 and was paid on April 18, 2023.
On August 19, 2022, the board of directors approved the payment of interest on equity for the common shares in the amount of R$300 million. Payment was made to ordinary and preferred shareholders who were registered on the Company’s books on August 31, 2022 and was paid on April 18, 2023.
On December 9, 2022, the board of directors approved, the payment of interest on equity for common shares in the amount of R$715 million. The distribution of dividends to common and preferred shares in the total amount of R$1,000 million was also approved. Both payments were made to ordinary shareholders who were recorded on the Company’s books on December 29, 2022. Interest on equity was paid on April 18, 2023 and dividends were paid on July 18, 2023.

Dividends and interest on shareholders’ equity declared based on Telefonica Brasil’s net income in 2022 totaled R$3.0 billion. The remaining R$827 million were classified as proposed additional dividends and were be submitted for approval by our general shareholders meeting in 2023 and, were paid on July 18, 2023.
On February 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$106 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on February 28, 2023 and will be paid until July 31, 2024.
On March 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$290 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on March 31, 2023 and will be paid until April 30, 2024.
On May 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$320 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on May 31, 2023 and will be paid until April 30, 2024.
On July 17, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$405 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on July 31, 2023 and will be paid until April 30, 2024.
On August 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$265 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on August 31, 2023 and will be paid until April 30, 2024.
On September 11, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$200 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on September 22, 2023 and will be paid until April 30, 2024.
On October 10, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$150 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on October 23, 2023 and will be paid until April 30, 2024.
On December 14, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$850 million. Payment will be made to ordinary and preferred shareholders who were registered on the Company’s books on December 26, 2023 and will be paid until April 30, 2024.
B.Significant Changes
Cancellation of common shares held in treasury
On February 15, 2023, the Company's Board of Directors, pursuant to article 15, item XV of the Bylaws and CVM Resolution 77/2022, approved a new share buyback program of the Company to acquire common shares for subsequent cancellation, sale or be held in treasury, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing capital allocation.
The repurchase of shares will be for up to 40,550,121 common shares, using resources available pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022, such as profit, capital and profit reserves from the current year. The maximum amount to be used in the program is R$500 million.
This program starts on February 23, 2023 and ends on February 22, 2024.

Acquisitions will be made on the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and the Company's management will be responsible for deciding the time and number of shares to be acquired, respecting the limits set forth in the Program and applicable regulations.
At a meeting held on February 15, 2023, the Company's Board of Directors approved the cancellation of 13,381,540 common, book-entry shares with no par value issued by the Company and held in treasury, referring to the position on December 31, 2022 , without reducing its share capital.
At a meeting held on December 22, 2023, the Company's Board of Directors approved the cancellation of 10,968,371 common, book-entry shares with no par value issued by the Company and held in treasury, without reducing its share capital, which are equivalent to 0.66% of the share capital and were acquired throughout 2023 within the context of the Share Buyback Program issued by the Company itself.
Reduction of the Company's Capital – Request for Consent to ANATEL
The Company, pursuant to the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, informed on February 15, 2023, that its Board of Directors had approved the submission of a request for prior consent with ANATEL to reduce its capital stock.
At a meeting of ANATEL's Board of Directors, held on September 15, 2023, the request for prior consent for the Company to make one or more reductions in its current share capital (R$63,571,416 thousand) was unanimously approved, subject to to the Administration's assessment of opportunity and convenience, in a maximum total value of up to R$5 billion (five billion reais).
On September 18, 2023, within the scope of the administrative process with ANATEL, the Ruling through which ANATEL granted, by imposing conditions, the aforementioned prior consent. Subject to compliance with the conditions imposed by ANATEL, the decision of the Company's Management regarding opportunity and convenience, as well as obtaining the appropriate corporate approvals, the granting of said consent provides the Company with flexibility to carry out or not the Reductions, which, when carried out, will occur through the refund of resources to its shareholders in proportion to their shareholding on the respective base dates.
On November 8, 2023, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44/2021, informed its shareholders and the market in general that its Board of Directors approved: (i) a proposal, to be assessed and deliberated by the Company's shareholders at an EGM, of an operation to reduce the company's share capital Company in the amount of R$1.5 billion, without the cancellation of shares issued by the Company and through the refund of resources to shareholders, in national currency, to be paid in a single installment until July 31, 2024, in date to be determined by the Company's Board of Directors, and: (ii) the EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws.
The EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws was held on January 24, 2024 (refer to note 35.b to our consolidated financial statements).
Item 9. The Offer and Listing
A.Offer and Listing Details
The trading market for our common shares is the B3.
Our common shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3).” As of December 31, 2023, we had 1,652,588,360 outstanding common shares held by more than one million shareholders.

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
B.Plan of Distribution
Not applicable.
C.Markets
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
Under Brazilian Corporate Law, a company is either publicly held and listed, companhia aberta, or privately held and unlisted, companhia fechada. All listed companies are registered with the CVM and are subject to reporting requirements to periodically disclose information and material facts. A company registered with the CVM is authorized to trade its securities either on the Brazilian exchange markets, including the B3, or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter markets. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a publicly held company to be traded in this market. To be listed on the B3, a company must apply for registration both with the B3 and the CVM.
Trading securities on the B3 may be suspended under a request from a company in anticipation of a material announcement. Trading the securities of a particular company may also be suspended under the initiative of the B3 or the CVM, among other reasons, due to the belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.
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

Trading on the exchange is conducted by authorized members. Trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m., during daylight saving time in the United States, or from 10:00 a.m. to 6:00 p.m., on an electronic trading system called PUMA. Trading is also conducted between 5:30 p.m. and 6:00 p.m., in the period when the trading sessions close at 5:00 p.m., in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the Internet. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.
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
With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:
•adopted a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);
•adopted a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);
•established the Quality and Sustainability Committee;
•established the Control and Audit Committee;
•established the Nominations, Compensation and Corporate Governance Committee;
•adopted a policy for transactions with related parties of the Company (Política para Transações com Partes Relacionadas);
•enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);
•enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);

•enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
•enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);
•enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and
•enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

Item 10. Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The following information describes our common shares and provisions set forth by our bylaws and of the Brazilian Corporate Law. This description is only a summary. You should read and refer to our amended and restated bylaws (estatuto social) incorporated by reference herein as Exhibit 1.1 hereto.
Description of Our Bylaws
The following is a summary of the material provisions of our amended and restated bylaws and of the Brazilian Corporate Law. In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações).
General
We are registered with the Board of Trade of São Paulo (Junta Comercial de São Paulo), or JUCESP, under No. 35.3.001588-14. We have been duly registered with the CVM under No. 17671 since August 19, 1998. Our headquarters are located in the city of São Paulo, state of São Paulo, Brazil. Our company has an undetermined period of existence.
At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as from such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share; and (2) amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the conversion of all of our preferred shares into common shares. After the conversion of the preferred shares into common shares, which formally occurred after the market closed on November 20, 2020, as approved by our shareholders on October 1, 2020, our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value (including 2,291,147 treasury shares). As of December 31, 2023, we had an outstanding share capital of R$63,571,415,865.09, comprised of 1,652,588,360 common shares. All of our outstanding share capital is fully paid.
All of our shares are without par value. In addition, our board of directors may increase our share capital up to 1,850,000,000 common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.
As of December 31, 2023, 4,356 common shares were held by us (treasury shares) at a book value per share of R$42.10. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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
Conversion of Our Preferred Shares into Common Shares
As mentioned above, on October 1, 2020, our shareholders approved, and our preferred shareholders ratified, the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one common share for each one preferred share and its implementation by the Company’s officers as well as the relevant changes to the Company’s bylaws to reflect the Conversion.
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
Capital Reduction
On February 15, 2023, the Board of Directors approved the Company's submission of a request to ANATEL to approve a potential capital reduction in one or more corporate events. The purpose of the request is to provide the Company with the flexibility to implement a reduction in its capital stock, with a maximum limit of R$5.0 billion. This decision will be based on the Company's financial assessment and the prevailing macroeconomic conditions. The operation is intended to enhance the Company's capital structure, enabling greater flexibility in capital allocation and achieving a balance between resource needs and value creation for shareholders. In September 2023, ANATEL granted authorization for the Company to reduce its capital stock. The Board of Directors approved the proposal for the initial installment of the capital stock reduction, amounting to R$1.5 billion, on November 8, 2023.
On January 24, 2024, the approval to reduce the Company's share capital by R$1.5 billion was approved by our shareholders. This reduction does not involve the cancellation of shares, thereby maintaining the existing number of shares and the percentage of each shareholder's interest in the Company's share capital. Consequently, the Company's share capital will be adjusted from R$63.6 billion to R$62.1 billion. The capital reduction will be executed by reimbursing shareholders an amount of R$0.90766944153 per common share issued by the Company. This calculation considers the number of common shares issued by the Company in circulation on January 24, 2024, after factoring the cancellation of shares held in treasury on December 22, 2023. The record date for this reduction is April 10, 2024. Funds will be disbursed in a single installment by July 31, 2024, with the specific date to be defined by our Board of Directors in due course. The reduction is subject to a 60-day opposition period by creditors, starting from the publication date of the minutes of the Extraordinary Shareholders' Meeting.
Corporate Purposes
Under article 2 of our bylaws, our corporate purposes are:
•the operation of telecommunications services;
•the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to us;
•the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;
•the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and
•licensing and sub-licensing of software of any nature.
In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:
•participate in the capital of other companies, including in order to comply with the national telecommunications policy;
•create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;
•promote the importation of goods and services necessary for the execution of activities within its purpose;
•provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

•manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company’s activities;
•provide consulting services related to the Company’s activities;
•prepare, implement, and install projects related to the Company’s activities;
•manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company’s activities;
•provide monitoring services related to the Company’s activities;
•provide business intermediation services in general;
•market, sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement and electronic sensor equipment;
•carry out studies and research activities, aiming at the development of the telecommunications sector;
•enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and
•carry out other similar or related activities assigned to it by the National Telecommunications Agency – ANATEL.
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
Qualification of Executive Officers and Directors
Changes to the Brazilian Corporate Law have removed the requirement that executive officers must be residents of Brazil. Now, our executive officers and the members of our Board of Directors are not required to be residents of Brazil; however, their tenure is conditioned on the appointment of a representative who resides in Brazil with powers to, for at least three years after the termination of the term of office, to (i) receive service of process in proceedings initiated against such member based on the corporate legislation; and (ii) receive service of process and subpoenas in administrative proceedings initiated by the CVM when holding a management position in a publicly-held company. Notwithstanding these changes, the exception made by Brazilian Corporate Law, our Bylaws still require our Executive Officers to be residents of Brazil.
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
As per Brazilian Corporate Law, the compensation payable to the members of the fiscal board shall not be less than 10% of the average compensation paid to each executive officer, not including benefits, allowances and shares in profits.
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
Shareholders’ Meetings
Under the Brazilian Corporate Law, we must hold an annual shareholders’ meeting within the first four months after the closing of the fiscal year in order to:
•approve or reject the financial statements approved by our board of directors, including any recommendation by our Board of Directors for the allocation of net profit and distribution of dividends;
•elect members of our Board of Directors (upon expiration of their three-year terms) and members of our Fiscal Board (every year), subject to the right of minority common shareholders to elect members of our board of directors and our fiscal board; and
•approve the monetary adjustment to the share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.
We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in a Brazilian major newspaper published in the same city as our headquarters, and the same newspaper's website must provide digital certification for all the documents kept on such website. On the first call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning, the first notice, at least 21 calendar days prior to the scheduled meeting date. On the second call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning at least eight calendar days prior to the scheduled meeting date. In accordance with our bylaws, for meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least thirty calendar days prior to the scheduled meeting date and on the second call at least ten calendar days prior to the scheduled meeting date. As recommended by the CVM, for annual shareholders’ meetings, we convene our shareholders’ meeting 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.
Our Board of Directors may convene shareholders’ meetings. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by our shareholders as follows:
•by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, our Directors do not convene a shareholders’ meeting required by law within 60 days; and
•by shareholders holding at least 1% (as reduced by CVM Resolution No. 70/2022) of our total share capital if, after a period of eight days, our Directors fail to call a shareholders’ meeting that has been requested by such shareholders by means of a duly reasoned request that indicates the subject matter.
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

Remote Voting
Pursuant to the CVM Resolution No. 81/2022, as amended, the system of Remote Voting is required to be adopted by Brazilian companies for: (i) an Ordinary General Shareholders’ Meeting; (ii) whenever an Extraordinary General Shareholders’ Meeting is called and occurs on the same date as an Ordinary General Shareholders’ Meeting; and (iii) whenever a Shareholders’ Meeting is called to elect the members of the fiscal board or of the board of directors, due to the requirements set forth in article 26, paragraph 1, item II of CVM Resolution No. 81/2022 (Remote Voting can be adopted in other situations, at the Company’s choice). This system aims to facilitate the participation of the Company’s shareholders in its meetings. This resolution provides for the following:
•the creation of a Remote Voting Ballot (Boletim de Voto a Distância) through which the shareholders may exercise their right to vote prior to the date in which the shareholders’ meeting is held;
•the possibility to include in the Remote Voting Ballot a list of candidates and submit minority shareholders’ proposals, for deliberation at the shareholders’ meeting, upon satisfaction of certain criteria;
•the deadlines, procedures and means of transmitting the Remote Voting Ballot; and
•the possibility of holding shareholders’ meeting by fully digital means (in which case shareholders may only participate virtually) or partially digital means (in which case shareholders may either participate virtually or attend the meeting in person at the Company’s headquarters).
In addition, listed companies are required to adopt certain measures regarding the voting process, including:
•informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and
•disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting;
In accordance with the provisions of applicable laws and regulations, the Company has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.
If shareholders choose to remotely exercise their voting rights, pursuant to CVM Resolution No. 81/2022, they may send a remote voting ballot through: (i) their respective custody agent, if it provides this type of service; (ii) the Company's bookkeeping institution (Banco Bradesco S.A.); or (iii) directly to the Company, observing the deadlines and timeframes set forth in the applicable regulations. We may, at our sole discretion, put in place an electronic system for those shareholders who choose to send the remote voting ballot directly to the Company so that the documents may be remitted to us in a digital format as an alternative to sending hard copies. The availability of said system is set forth in the relevant documents disclosed by the Company for each shareholders’ meeting. Exceptionally, we may hold meetings partially or exclusively through a digital format, in accordance with CVM Resolution No. 81/2022. Specific instructions regarding remote voting in shareholders’ meetings, which we may decide to hold partially or exclusively through a digital format, will be disclosed in the relevant shareholders’ meeting manual, in addition to other channels that we may deem appropriate.
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

Voting Rights of Common Shares
Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of our voting shares, if a higher quorum is not required by our bylaws, is required for the types of action described below:
•creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;
•changing a preference, privilege and condition of redemption or amortization of any class of the company`s preferred shares or creating a new class of shares that is more privileged;
•reducing the mandatory dividend;
•merging or consolidating the company with another company;
•participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
•acquisition of all the company’s shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;
•changing the company’s corporate purpose;
•canceling any ongoing liquidation of the company;
•creation of participation certificates;
•spinning-off of all or any part of the company; and
•dissolution of the company.
As per Brazilian Corporate Law, the decisions on the transformation of the company into another form of business entity require the unanimous approval of our shareholders, unless provided for in the company by-laws.
Our Company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our Company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any Shareholders’ or Board of Directors meeting to disregard any vote taken by any of the parties to said agreement that have been duly filed with our Company in violation of the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or Board of Directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.
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

The shares issued by the Company and held by SP Telecom (“Shares”) were delivered to its partners Telefónica S.A. and Telefónica LATAM, in the proportion of their respective participation in the social capital of SP Telecom, within the scope of the sharing of shareholders’ equity.
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
Under the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:
•the right to participate in the distribution of our profits;
•the right to participate in any remaining residual assets in the event of our liquidation;
•the right to supervise the management of our corporate business subject to the conditions set forth in the Brazilian Corporate Law;
•preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, except with respect to a public offering of our securities; and
•the right to withdraw from our Company subject to the conditions set forth in the Brazilian Corporate Law.
Voting Rights of Minority Shareholders
Shareholders holding shares representing not less than 5% of our voting shares at our shareholders’ meeting have the right to request that we adopt, even if not foreseen in our bylaws, a cumulative voting procedure to elect the members of the Board of Directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.
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

Under the Brazilian Corporate Law, the following actions require the previous approval of or the ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:
•the creation of preferred shares or a disproportionate increase of an existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by our bylaws;
•a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares; or
•the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of preferred shares.
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
Preemptive Rights
Under Brazilian Corporate Law, each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of thirty (30) days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe only to our newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of ADSs, or of common shares, would have the preemptive right to subscribe to our newly issued common shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.
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
In addition, a publicly held company whose bylaws allow for capital increases may provide for the issuance of stock, debentures convertible into stock or subscription bonuses without granting any preemptive rights to prior shareholders or by decreasing the term for the shareholders to exercise their preemptive rights, as long as the placement of such securities is made:
•upon a sale on a stock exchange or public subscription;
•through an exchange of shares in a public offering, with the purpose of acquiring control of another company as specified in the Brazilian Corporate Law; or
•for the use of certain tax incentives but only when such placement is made without granting preemptive rights.

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
This right of withdrawal may be exercised by dissenting shareholders in the event that the holders of shares with voting rights authorize:
(i)creating preferred shares or disproportionately increasing any existing class of preferred shares relative to the other classes of preferred shares, other than to the extent permitted by our bylaws;
(ii)changing a priority, preference, right and condition of redemption or amortization of one or more classes of preferred shares, or the creation of a new class of shares that is more privileged;
(iii)reducing the mandatory dividend;
(iv)a change in our corporate purpose;
(v)merging or consolidating our Company, with another company;

(vi)the acquisition of all of our shares by another company, known as an “incorporação de ações” under the Brazilian Corporate Law;
(vii)participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;
(viii)spinning-off of all or any part of our Company; and
(ix)the inclusion of an arbitration clause in our bylaws.
In addition, we note that:
•in items (i) and (ii), only the holders of shares of the affected type or class will be entitled to redemption;
•in items (v) to (vii), the holders of shares of a type or class with liquidity and dispersion (as defined in CVM Resolution 78/2022) in the market will not have the right to redemption considering the conditions set forth in the Brazilian Corporate Law; and
•in item (viii), the dissenting shareholders shall only have a right of redemption if the spinning off implies in: (1) a change in the corporate purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend, or (3) participation in a group of companies.
Dissenting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within one hundred and twenty (120) days from the shareholders’ meeting that approved the relevant merger or spin-off.
Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of a general index representative of portfolios of securities traded in Brazil (as defined by CVM Resolution 78/2022) or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class.
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

Interest on Shareholders’ Equity
According to Law No. 9,249/1995, or Law No. 9,249, Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the federal government’s TJLP, as determined by the Central Bank from time to time (7.03%, 6.26%, 5.95% and 5.57% for the four quarters of 2019, 5.09%, 4.94%, 4.91% and 4.55% for the four quarters of 2020, 4.39%, 4.61%, 4.88% and 5.32% for the four quarters of 2021, 6.08%, 6.82%, 7.01% and 7.20% for the four quarters of 2022, and 7.37%, 7.28%, 7.00% and 6.55% for the four quarters of 2023), applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before that in which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.
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
As of January 2024, some of the rules regarding interest on shareholders’ equity foreseen by Law No. 9,249 were altered by Law No. 14,789/2023, or Law No. 14,789. Alterations are mainly aimed at how the interest on shareholders’ equity payable by legal entities has to be calculated. There were no alterations regarding shareholder taxation. For more information, see “Item 4. Information on the Company—B. Business Overview—Significant changes in tax legislation—Changes in the deductibility rules for interest on shareholders’ equity.”
Time Limits for Claiming Dividends
Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.
C.Material Contracts
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
We received authorization terms for the provision of SMP services with national coverage, in all three regions. Licenses for SMP services rant the right to provide mobile services for an unlimited term. However, the use of radiofrequency spectrum is restricted in accordance with specific license conditions, as follows:
•Rio Grande do Sul, excluding the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2028 (renewed in 2022);
•Rio de Janeiro (“A” band) until 2028 (renewed in 2020);
•Espírito Santo (“A” band) until 2028 (renewed in 2023);
•Bahia (“A” band) and Sergipe (“A” band) until 2028 (renewed in 2023);
•São Paulo (“A” band) until 2028 (renewed in 2023); and until 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2009);
•Paraná/Santa Catarina (“B” band) until 2028 (renewed in 2013);
•Distrito Federal (“A” band) until 2028 (renewed in 2021);
•Acre (“A” band), Vivo-Rondônia (“A” band), Mato Grosso (“A” band) and Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009);
•Goiás/Tocantins (“A” band) until 2028 (renewed in 2023);
•Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2028 (renewed in 2014);
•Minas Gerais (“A” band) until 2028 (renewed in 2023); and
•For the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2035 (renewed in 2023).
License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Currently, according to Decree No. 10,402/2020, which regulates the New General Telecommunications Law, it is possible to renew licenses for successive periods. In November 2020, ANATEL decided to renew our authorizations in the “A” and “B” bands in until November 29, 2028. Nevertheless, some conditions are still pending a decision by ANATEL, such as the associated renewal valuation. License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date.
In December 2007, ANATEL auctioned off nationally 15 blocks in the 1,900 MHz band (“L” band). We won 13 of them throughout Brazil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. Nevertheless, the bidding terms set forth the possibility of realigning the “L” band with the “J” band, maintaining the same conditions (including costs and expiry date) of the “J” band. In 2012, Telefônica requested and on August 27, 2013, ANATEL granted the “L” band realignment for the following states:
•Rio Grande do Sul, excluding the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu;
•Rio de Janeiro;
•Espírito Santo;
•Bahia and Sergipe;

•Telefônica-São Paulo, excluding the cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria e São Joaquim da Barra;
•Paraná (excluding the cities of Londrina and Tamarana) and Santa Catarina;
•Federal District;
•Telefônica-Acre, Vivo-Rondônia, Vivo-Mato Grosso and Vivo-Mato Grosso do Sul excluding the city of Paranaíba; and
•Telefônica-Goiás/Tocantins.
•The complete realignment (including the cities excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.
•In April 2008, ANATEL auctioned off 36 blocks for authorizations in the 2,100 MHz band (3G licenses) until 2023. We obtained nine in the “J” band throughout Brazil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:
•Rio Grande do Sul (including the cities of Pelotas, Morro Redondo, Capão do Leão e Turuçu) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Rio de Janeiro (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Espírito Santo (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Federal District (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Acre (“J” band), Rondônia (“J” band), Mato Grosso (“J” band) and Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020);
•Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023 (to be renewed between the period of April 30, 2019 and April 30, 2020); and
•Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023 (to be renewed between the period of April 2019 and April 2020).

License renewals for the “J” band and “realigned L” band were requested between 36 and 48 months in advance of the expiry date. Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods. In April 2023, ANATEL renewed our authorizations for an additional period of 15 years. However, the specific conditions for renewal, such as those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the Federal Court of Accounts (TCU).
In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1,800 MHz and 2,100 MHz frequencies. We acquired 23 blocks, 14 in 1,800 MHz frequency bands “D,” “E,” “M” and extension bands, and nine in the 900 MHz extension bands. As a result, we have nationwide coverage in the 1,800 MHz frequency band. The 23 blocks are:
•“M” Band (1,800 MHz) in the Federal District and the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;
•Extension of the 1,800 MHz band throughout the state of São Paulo;
•“D” Band (1,800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;
•“E” Band (1,800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•Extension of the 900 MHz band in the State of Rio de Janeiro;
•Extension of the 900 MHz band in the State of Espírito Santo;
•Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the city of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
•Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;
•Extension of the 900 MHz band for the cities with area code 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;
•Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and the cities of Londrina and Tamarana;
•Extension of the 900 MHz band in the State of Bahia;
•Extension of the 900 MHz band in the State of Sergipe;
•Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in the State of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;
•Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in the city of Paranaíba in the State of Mato Grosso do Sul;
•Extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;
•Another extension of the 1,800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás;

•Extension of the 1,800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahia and Sergipe;
•Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•Extension of the 1,800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the State of Goiás; and
•Extension of the 1,800 MHz band in the cities of Londrina and Tamarana in the state of Paraná.
In April 2023, ANATEL determined that our authorization terms in the 900 MHz band would not be extended, except in the state of MG, claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to extend our authorizations in the 1800 MHz band until 2032.
In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2,500 MHz frequencies. We secured one block in 2,500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band could also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:
•Brazil (“X” Band – 2,500 MHz) until 2027 (associated with SMP service) to be renewed on October 18, 2024;
•Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz). ANATEL declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgement No. 391, of 12/21/2022. We have not yet opened a formal notification;
•Telefônica in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP, SCM and STFC services) ANATEL declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgement No. 391, of 12/21/2022. We have not yet opened a formal notification; and
•In September 2014, ANATEL auctioned off six blocks in the 700 MHz frequency. We acquired three blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.
In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1,800 MHz, 1,900 MHz, 2,500 MHz and 3,500 MHz bands, Telefônica acquired seven lots of the 2,500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies are used for the provision of 4G mobile services. The spectrum license may be renewed in 2030.
The licenses above may be renewed successively; (ii) for an additional term of 15 years; and (iii) upon payment of 2% of our net revenues from usage charges in the applicable region in the previous year. The payment is also due every two years during the extension period.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of such terms).
Acquisition of UPI Mobile Assets of the Oi Group
For information on the acquisition of UPI Mobile Assets of the Oi Group by the Company and the related Oi Agreement, see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Acquisition of UPI Mobile Assets of the Oi Group.”

D.Exchange Controls
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
As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, are regulated by Resolution No. 4,373, and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which came into effect on December 29, 2022 and is regulated by (i) Central Bank of Brazil Resolutions No. 277, 278, 279 and 280, all of which were published on December 31, 2022, and which set forth rules on, among other things, foreign capital in Brazil, Brazilian capital in foreign countries and the definition of resident and non-resident for purposes of Law No. 14,286/2022, and (ii) by Central Bank Resolution No. 281, which was also published on December 31, 2022. Central Bank Resolutions No. 278 and 281 were amended by Resolution No. 348, published on October 17, 2023, which, among other things, extended the transition period of for Resolution No. 281, initially set to expire on October 31, 2023, extending the period for compliance with articles 2, 4, 5 and 6 and items I, III and V of article 3 of the referred resolution to October 1, 2024.

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
Following the amendment of Law No. 4,131 by Law No. 14,286, a revision of Resolution No. 4,373 is also expected in the future. As this time, we are unable to foresee the effects such a revision may have on the Company.
CVM Resolution No. 13/20, as amended by CVM Resolution No. 64/22, regulates in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM of the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them. Also, in the case of non-resident legal entity investors, Resolution No. 13/20, as amended, provides the obligation to obtain registration with CVM prior to start operating as an investor in Brazil, provided that the information necessary to obtain this registration will be submitted to CVM by the representative of the non-resident investor and the registration will be granted automatically after the application for registration duly made by the representative.
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
Law No. 11,638/2007, or Law No. 11,638, significantly changed the Brazilian Corporate Law in order to align Brazilian generally accepted accounting principles with IFRS Accounting Standards as issued by the IASB, or IFRS Accounting Standards. Nonetheless, Law No. 11,941/2009 introduced the Transitory Tax Regime, or RTT, in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.
Profits determined pursuant to Law No. 11,638, or IFRS Accounting Standards Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or 2007 Profits.
While it was the general market practice to distribute exempted dividends with reference to the IFRS Accounting Standards Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.
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
In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12, 973, in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Accounting Standards Profits should be considered fully exempt.
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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:
•50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
•50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.
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
As of January 2024, some of the rules regarding interest on shareholders’ equity foreseen by Law No. 9,249 were altered by Law No. 14,789/2023, or Law No. 14,789. Alterations are mainly aimed at how the interest on shareholders’ equity payable by legal entities has to be calculated. There were no alterations regarding shareholder taxation.
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

Sale of Common Shares
Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) is not a 4,373 Holder and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) is a 4,373 Holder, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.
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
•the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or
•if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.
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
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold common shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, or the Code, known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding common shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;
•tax-exempt organizations;
•regulated investment companies;
•real estate investment trusts;
•insurance companies;
•persons that own or are deemed to own 10% or more of our stock by vote or value;
•persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;
•persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•persons holding common shares or ADSs in connection with a trade or business conducted outside of the United States.
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
You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of common shares or ADSs and you are:
•an individual citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs might be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. In particular, you may use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, you must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant additional requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, the IRS recently released guidance in the form of notices which provide temporary relief from the requirements of the Final Treasury Regulations for taxable years, ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether the new requirements of the Final Treasury Regulations have been met with respect to any withholding tax imposed on dividends on common shares or ADSs and, therefore, you should consult your tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs to which the Final Treasury Regulations may apply.
Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Common Shares or ADSs
For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case, as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The limitations of the Final Treasury Regulations may generally preclude you from claiming a credit for all or a portion of any Brazilian taxes imposed on any such gains. In addition, for any foreign taxes paid or accrued in taxable year beginning on or after December 28, 2021, the Final Treasury Regulations generally would preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by you on the disposition. However, recently issued guidance provides temporary relief from certain of the new requirements of the Final Treasury Regulations, as discussed above. You may also,, at your election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. You should consult your tax adviser as to whether the Brazilian tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2023 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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
F.Dividends and Paying Agents
Not applicable.
G.Statement of Experts
Not applicable.
H.Documents on Display
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
We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Avenida Engenheiro Luis Carlos Berrini, 1376 – 32nd floor, 04571-936, São Paulo, SP, Brasil.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
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

Item 12. Description of Securities Other Than Equity Securities
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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

Persons depositing or withdrawing shares, receiving distributions or holding ADSs on the applicable record date, as applicable, must pay:	For:
Up to US$5.00 per 100 ADSs (or fraction thereof) issued	•Issuance of ADSs upon deposit of Shares, excluding issuances as a result of distributions
Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	•Delivery of deposited securities against surrender of ADSs
Up to US$5.00 per 100 ADSs (or fraction thereof) held	•Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)
•Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs
•Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)
•Depositary services
Registration or transfer fees
•Registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively

Expenses and charges of the depositary	•Cable, telex and facsimile transmissions and delivery expenses as are expressly provided in the deposit agreement
•Conversion of foreign currency
Taxes (including applicable interest and penalties) and other governmental charges	•As necessary
Any reasonable and customary out-of-pocket expenses incurred in the conversion of foreign currency and/or on your behalf in complying with exchange control or other governmental requirements	•As necessary
Fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program	•As necessary

On November 23, 2020, we entered into a deposit agreement with Citibank N.A., pursuant to which Citibank N.A. became our depositary.
Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2023, we received from Citibank N.A., our depositary, approximately US$5.0 million, for the services described above.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
As of December 31, 2023, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
On October 1, 2020, the Extraordinary General Meeting of the Company approved, and the Special General Meeting of the Company’s Preferred Shareholders ratified, the Conversion of all the preferred shares issued by the Company into common shares, in the proportion of one common share for each one preferred share and its implementation by the Company’s officers as well as the relevant changes to our Bylaws to reflect the Conversion.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. Generally accepted accounting principles refer to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Our internal control over financial reporting includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Telefônica Brasil are being made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefônica Brasil’s assets that could have a material effect on the consolidated financial statements.
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
Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment performed and those criteria, Telefônica Brasil concluded that as of December 31, 2023, Telefônica Brasil’s internal control over financial reporting was effective.
Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm (PCAOB ID 1351), has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2023, which is included herein. The report is included on page F-2.
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

Item 16. [Reserved]
Item 16a. Audit Committee Financial Expert
Our Control and Audit Committee is comprised of a minimum of three and a maximum of five non-executive directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated José María Del Rey Osorio, an independent member of our Board of Directors in accordance with the rules of CVM Resolution No. 80/2022 and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert”, as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16d. Exemptions from the Listing Standards for Audit Committees Procedures”.
Item 16b. Code of Ethics
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
The Telefónica Responsible Business Principles are reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Telefónica Responsible Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 98.2% of our personnel.
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
As a result of the company's commitment to maintaining an excellent Compliance Program, since 2020 Telefônica Brasil obtained the DSC 10,000 certificate (Guidelines for the Compliance System), with an expiration date of 14/12/2024, which demonstrates the excellence of its Compliance Program (#VivoDeAcordo) in accordance with the requirements of DSC 10,000/2015 and Brazilian legislation on integrity (anti-corruption).

In addition, in 2023 Telefônica Brasil was recognized as a Pro-Ethics company 2022-2023, an initiative from Controladoria Geral da União - CGU aimed to companies that are committed to the voluntary adoption of integrity measures intended for preventing, detecting and remediating acts of corruption and fraud.
Obtaining these important certification and recognition reinforces that Telefônica's Brasil Compliance Program has evolved in recent years through its internal mechanisms for preventing and combating corruption, evidenced by the perception of ethics and integrity that employees, customers and partners have in relation to Telefônica Brasil.
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
The Telefónica Responsible Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/sustainability-innovation/how-we-work/business-principles/). These Responsible Business Principles were modified in 2022 in order to include and/or update our commitments. Currently, the principles mainly involve: ethical and responsible management, corporate governance, human rights and digital rights, commitment to the environment, innovation and responsible use of technology, responsible communication, commitment to the customer, employees and societies in which we operate and responsible supply chain management. No waivers were granted in 2023.
Item 16c. Principal Accountant Fees and Services
In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2023, and 2022:

	Year ended December 31,
	2023	2022
	(in millions of reais)
Audit Fees	15.7	16.6
Audit-Related Fees	0.2	0.2
Total	15.8	16.8

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
Our board of directors approved on February 15, 2023, pursuant to article 15, item XV of our bylaws and the CVM Instruction No. 567/2015, or Instruction No. 567, a Share Buyback Program for the acquisition of shares issued by the Company, or the Program, for subsequent cancellation, sale or holding in treasury, as follows:

(i)Program objective: acquisition of common shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation;
(ii)Resources: the share buybacks will be made through the use of resources available under the terms of article 8, paragraph 1, of Resolution 77, such as profit reserves, capital reserves and results as realized in the fiscal year in progress. The total amount of the Program is of up to R$ 500.0 million;
(iii)Term: beginning from the date of the Board of Directors’ resolution, shall remain in force up to February 22, 2024;
(iv)Number of shares to be acquired (not considering the Conversion): up to a maximum of 40,550,121 common shares;
(v)Number of outstanding shares (not considering the Conversion): 419,289,206 common shares, pursuant to the Article 8, section I, § 3 of CVM Instruction No. 567; and
(vi)Intermediary financial institutions: the operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP, (iii) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP, and (iv) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, sala 201 – Rio de Janeiro/RJ.
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
Information about the Program, including those required under the CVM Instructions No. 567/15 and CVM Resolution 44/21, and additional documents are available to shareholders at the Company’s headquarters, on the Company’s website (https://ri.telefonica.com.br/), as well as on CVM and Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) websites.
The Company made the following repurchases under the Program in the year ended December 31, 2023:

	Year ended December 31, 2023
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Mar. 1, 2023 to Mar. 31, 2023	533,900	38.63	1,912,700	417,376,506
Apr. 1, 2023 to Apr. 30, 2023	—	—	1,912,700	417,376,506
May 1, 2023 to May 31, 2023	1,735,800	41.68	3,648,500	415,640,706
Jun. 1, 2023 to Jun. 30, 2023	1,631,300	42.33	5,279,800	414,009,406
Jul. 1, 2023 to Jul. 31, 2023	197,900	42.37	5,477,700	413,811,506
Aug. 1, 2023 to Aug. 31, 2023	1,522,600	42.57	7,000,300	412,288,906
Sep. 1, 2023 to Sep. 30, 2023	—	—	7,000,300	412,288,906
Oct. 1, 2023 to Oct. 31, 2023	469,700	45.05	7,470,000	411,819,206
Nov. 1, 2023 to Nov. 30, 2023	2,782,928	51.40	10,252,928	409,036,278
Dec. 1, 2023 to Dec. 31, 2023	719,800	52.76	10,972,728	408,316,478

(1)For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 24(b) to our financial statements.
The above mentioned plan followed the preceding share buyback plan approved by our Board of Directors on February 22, 2022, which expired on February 22, 2023. Within the scope of this prior plan, we bought back 13.9 million shares, of which 1,378,800 shares were purchased in the period between January 1, 2023 and January 10, 2023, at an average price paid per share of R$37.24.
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
The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors were appointed by our common shareholders and ten (10) of such directors are independent in line with the parameters set by CVM Resolution No. 80/2022.

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
According to the Brazilian Corporate Law, up to one-third of the members of our Board of Directors can be elected to executive positions (Executive Officers). The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. Notwithstanding, our Board of Directors consists of eleven non-management directors. Brazilian Corporate Law also determines that it is prohibited, in publicly held companies, for the Chairman of the Board of Directors to hold the role of the CEO or main executive of the company.
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
Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of our Board of Directors, two of which are independent in line with the parameters set by CVM Regulation No. 80/2022. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including examining proposals for nominations to our management team and assessing compensation limits for our management, establishing employment agreements for our management and examining corporate governance matters. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.
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
In addition to our statutory Fiscal Board, we have established a Control and Audit Committee as a best corporate governance practice to comply with the requirements of the Sarbanes-Oxley Act as described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Control and Audit Committee comprises a minimum of three and a maximum of five directors, who are not members of our Board of Executive Officers, and who are appointed by our Board of Directors to serve as members of the Control and Audit Committee for the duration of their respective terms as members of the Board of Directors. All members of our Control and Audit Committee are considered independent. The Committee has its own charter, which was approved by the board of directors.
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
With the approval of our board of directors and/or Officers, we implemented several measures over the last few years designed to improve our transparency and disclosure practices. We believe these measures will benefit our shareholders, and current and future investors as well as the marketplace in general. Among the measures we have implemented, we have:
•adopted a policy for disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);
•adopted a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);
•established the Quality and Sustainability Committee;
•established the Control and Audit Committee;
•established the Nominations, Compensation and Corporate Governance Committee;
•adopted a policy for transactions with related parties of the Company (Política para Transações com Partes Relacionadas);
•enacted a procedure to receive and deal with reports of accounting and auditing fraud within the company (Canal de Denúncias);
•enacted a policy for prior approval of contracting audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);
•enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
•enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Normas de Conduta para Financeiros);

•enacted a policy regarding communication of information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and
•enacted a policy regarding the prevention and fight against corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).
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
Data Protection and Privacy Initiatives
We are committed to ensuring security in the processing of our customers’ personal data, and are guided by three fundamental pillars: confidentiality, integrity and availability of the information that we handle. As part of our commitment and in compliance with the applicable law, we have adopted robust security measures to prevent security incidents, and developed resources to identify and correct vulnerabilities that could put the privacy of our customers, employees and commercial partners at risk.
Our commitment to data protection and privacy predates the publication of the LGPD and has intensified since 2018, when we began adapting to the rules and obligations imposed by LGPD under the aegis of a specialized, multidisciplinary and capable workgroup. We highlight the following areas:
•Data Protection Office: in compliance with the LGPD, we appointed a Data Protection Officer and a Data Protection area solely dedicated to managing governance and raising awareness of the subject, actively advising business areas on issues and queries related to data protection/privacy and supporting the continuous evolution of the standards and measures in accordance with the LGPD.
•Information Security: Vivo has an Information Security Office, which centralizes all actions regarding the management system of information security, such as Digital Security, Identity and Access Management, Cyber Strategy, Risk Governance, Data Protection, Business Centric Security, Offensive Security, Cyber Defense, Cyber Monitoring, Cyber Incident Response Team, Fraud Prevention and Enterprise Physical Security. In the event of any security breach, the area controls the event and take corrective actions.
•Legal: Vivo has a qualified legal team that assists with the analysis of contracts, amendments and any legal issues that may arise about privacy and data protection.

In 2021, we also added to our corporate intranet, for access only by our employees, our Global Employee Privacy Notice, developed by our global team and applicable to all Telefónica group companies. The Global Employee Privacy Notice defines directives for the processing of data subjects of our employees. In addition, given our proactive stance, we actively engaged in discussions on data protection and privacy in Brazil with representative business groups, other companies in the industry, and independent stakeholders. As of the date of this annual report, we participated in all public consultations hosted by the Brazilian Data Protection Regulation Agency – ANPD by sending our contributions and recommendations to the ANPD. We are following the ANPD’s regulatory calendar to develop our understanding of the LGPD.
In 2022, we carried out a new adaptation and change of format in our Privacy Center, in a project that was conducted jointly with several other companies of the Telefónica group, so that we can create, in a unified way, a communication and transparency channel with the data subjects. Our Privacy and Transparency Center was created in 2016 and is available in Portuguese at https://www.vivo.com.br/a-vivo/informacoes-aos-clientes/centro-de-privacidade. We are one of the few large Brazilian companies to have created a dedicated website to bring transparency and provide information about our data protection and privacy actions, in addition to allowing the exercise of the rights of data subjects in an easy and free manner. The information on our website is not a part of this annual report on Form 20-F.
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
In 2023, we improved our data subject rights request process through the creation of a new request form. The form is available for download in our Privacy Center and should be filled and sent to our Data Protection Office email address. We have also streamlined the identity authentication process on this form by requesting a safe and reliable authentication method via the official Brazilian Government digital signing platform (https://www.gov.br/governodigital/pt-br/assinatura-eletronica). Throughout 2023, we have also remained active in contributing to ANPDs public consultations, directly and through associations, by providing our views and opinions on the privacy regulation themes selected by the authority.
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

Item 16i. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16j. Insider Trading Policies
Not applicable.
Item 16k. Cybersecurity
Overview
The digital ecosystem has facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies, and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefônica Brasil, manage considerable amounts of personal, anonymous, or aggregate information.
In addition to threats to the integrity and privacy of data, Telefônica Brasil may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. In the current and digital context, information security is crucial to our business, given the cybersecurity risks we face, including potential information leakage and infrastructure compromise. Cybersecurity risks are considered to be one of the main risks within Telefônica Brasil risk management framework, as a “destructive” attack can directly impact our operations. Despite efforts to modernize the network and replace legacy systems, we operate in an environment increasingly susceptible to cyber threats due to its complexity. Therefore, it is imperative to consistently identify and address technical vulnerabilities, operational process weaknesses, enhance employee awareness, and reinforce our capabilities to detect and respond to incidents. This requires bolstering our security controls not only within our infrastructure but also across the supply chain and with partners. For instance, focusing on industry-adopted security measures as best practices and ensuring the security of cloud services is crucial.
Global technology companies face escalating cybersecurity threats as businesses become more digital and dependent on telecommunications, computer networks, and cloud computing. These threats may involve unauthorized access to our systems, the spread of computer viruses or malicious software to illicitly obtain confidential information (such as customer data), corrupt our data, or disrupt our operations. Unauthorized access can also occur through traditional means, like the theft of laptops, data devices, and cell phones, with the intent of leaking data or taking actions that negatively impact our networks or our ability to process internal information appropriately.
At Telefônica Brasil, to address these risks, we have various lines of action in place, which are led by the Security and Intelligence area that periodically assesses such risks and define specific mitigation plans. We manage these risks through a series of technical and organizational measures embedded in our digital security strategy. These measures include access controls, backup systems, critical system record reviews, vulnerability checks, network segregation measures, and protection systems such as firewalls, intrusion prevention systems, virus scanners, and other physical and logical security measures.
However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry and Us—Information technology is key to our business and we could be subject to cybersecurity risks,” “—We are subject to the risk of noncompliance with data privacy and protection laws, which may lead to sanctions, including financial penalties” and “—Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.”

Enterprise Risk Management
As set out in our Responsible Business Principles, we establish appropriate controls to assess and manage all risks relevant to us and the Company has the responsibility to contribute to the identification and management of risks.
Our board of directors has overall oversight responsibility for our risk management, including cybersecurity risks, and, per the internal regulation of the board of directors and its technical and consulting committee, delegates risk management oversight to our control and audit committee of the board of directors. Our control and audit committee is charged with supporting our board of directors by evaluating the effectiveness and sufficiency of control systems and risk and contingency management processes. To support the monitoring of these activities by our control and audit committee, an independent Enterprise Risk Management area within internal audit has been established. This area is responsible for the supervision of our enterprise risk management processes, and its objective is to drive, support, coordinate and enforce the rules set forth in our enterprise risk management policy, which was approved by our board of directors in April 2018.
Our enterprise risk management model is based on the Committee of Sponsoring Organizations of the Treadway Commission methodology, or the COSO ERM Framework - Such methodology seeks to align risk management with our overall strategy and enable us to prioritize and develop coordinated sets of actions against risks that we may identify.
Internal Audit regularly informs the control and audit committee of the status of our main enterprise risks, including cybersecurity risks.
Cybersecurity Risk Management
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.
Thus, a digital security department, led by our CSO and our CISO, has been established and counts on around 200 professionals dedicated to the function. Our CSO is responsible for our regulatory security framework, the strategic oversight of our information security management processes, such as the security of our assets, business continuity management, and, most importantly, the protection of our data and customer and employee, thereby providing greater reliability to our business. Our CISO is primarily responsible for matters relating to information security and cybersecurity, including oversight of the processes by which the relevant persons or committees are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience. Currently, Telefônica Brasil CISO has more than 20 years of experience in cybersecurity, building and leading high-performance teams and programs. He was the CISO of the Rio 2016 Committee, responsible for the security strategy for the Olympics, the biggest sporting event in the world. His professional career includes expertise in the consulting, advisories, industry, major events, telecommunications, finance and technology sectors.
In addition, a member of our board of directors has been designated for reviewing the digital security strategy. This director meets periodically with our digital security department, including our chief security officer, or CSO, and our chief information security officer, or CISO. Management presents and discusses with this director the revision of our digital security strategy, key cybersecurity risks and other relevant information security topics, such as the maturity of our digital security evolution, global benchmarks, awareness topics, the results of cyber-attack or crisis situation simulation exercises. The matters discussed at such meetings are thereafter reported by this director to the full board of directors.

Other Cybersecurity Committees
To further address and give visibility to our risks, our informational security risk management area promotes and participates in several of our executive committees, including a risk and digital security forums, a monthly cybersecurity risk executive committee and our operational committees. These forums are used to notify our main executives and stakeholders of any material risks that have been identified.
An executive committee that meets bi-monthly with the participation of our cybersecurity director is our digital security awareness advisory committee. The objective of this committee is to strengthen our collaborative digital culture, adding digital security elements to strengthen our digital strategy, protecting our digital ecosystem, the personnel involved and fostering the security of our businesses through digital security awareness actions.
In addition, as part of fostering a risk management culture and avoiding adverse cybersecurity events, we carry out training and provide additional guidance to our employees annually in order to encourage their active participation in identifying and responding to risks. Security training addresses the main topics of internal regulations and also best market practices and, additionally, aims to increase employee awareness. For example, we have specific training on how to identify phishing attacks, spam and social engineering attacks, among other cybersecurity risks.
Cybersecurity Risk Management Model
For cybersecurity risks, we employ a structured risk assessment methodology using a scenario-based technique, which facilitates the identification of our most relevant risks through risk arguments developed in light of the various factors that outline the context and potential effects on our business and the mitigation of any such risks to which we may be exposed.
Our model enables our cybersecurity risk management sector to better understand the scenarios and factors that affect our baseline risks and what treatment should be given to each such scenario or factor according to our existing service catalog.
Risks identified and classified as high or critical are reported to management by the respective risks area. All such risks are also reported to, and some are discussed by, our cyber risk executive committee, which holds meetings on a monthly basis. This committee is staffed by our management personnel (including our executive officer, directors, senior managers, managers and specialists) and promotes awareness and decision-making with respect to any risks that are reported.
All risks that reach the threshold defined in our policy are inputted into our Enterprise Risk Management Report and presented to our Control and Audit Committee and Board of Directors in accordance with our governance rules. This flow enables us to monitor, identify and report risks on an ongoing basis and ensure visibility of any such risks by all levels of management, including our board of directors and/or our vice presidencies.
Third-Party Service Providers
Our cybersecurity risk management and information security governance department collaborates with third parties to fulfill its tasks. This collaboration occurs in both a consultative capacity, where processes and workflows are developed, and an operational capacity, where assessments are conducted, and registered risk factors are monitored. This management area also serves in a consultative role with our partners, such as product and service resellers. The goal is to support them and ensure that identified high and critical risks are promptly reported to executives through imminent risk notifications.

Our cybersecurity department follows a structured approach and seeks to engage in a process of follow-ups with responsible parties for identified risks. This process aims to enhance understanding of risks and processes reported by various areas, facilitating more assertive and efficient treatment. Identified risks are analyzed based on their degree of criticality and directed to the executive responsible for implementing mitigation actions. Critical risks should be reported to the director overseeing the subject, high risks to the senior manager, and moderate risks to the manager.
Finally, we maintain insurance programs to mitigate the impact of a potential incident. These insurance policies are subject to loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity incident will be covered under our policies.
Cybersecurity Incidents
In the year ended December 31, 2023, all identified security incidents were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved. We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See our audited consolidated financial statements beginning at page F-1.
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

8.1	List of Subsidiaries
12.1	Section 302 Certification of the Chief Executive Officer
12.2	Section 302 Certification of the Chief Financial Officer
13.1	Section 906 Certification of the Chief Executive Officer
13.2	Section 906 Certification of the Chief Financial Officer
97.1	Telefônica Brasil S.A. Executive Officer Compensation Recoupment Policy, dated November 29, 2023
101	INS XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
†	Confidential information in portions of this exhibit, marked by brackets, has been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because it is both (i) not material and (ii) includes information of the type that we treat as private or confidential. Such confidential information has been filed separately with the Securities and Exchange Commission and confidential treatment has been requested with respect to this omitted information.

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
Date: February 22, 2024

Telefônica Brasil S.A.
Consolidated Financial Statements
On December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Telefônica Brasil S.A.
Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
•Provision for tax litigations and regulatory contingencies
As described in Notes 8(g) and 20 to the consolidated financial statements, the Company has (i) recorded provision for tax of R$ 2,951,528 thousand (Income tax R$ 198,205 thousand, Note 8(g), and Other taxes R$ 2,753,323 thousand, Note 20) and regulatory contingencies of R$ 1,760,866 thousand, as of December 31, 2023, and (ii) disclosed contingencies related to tax and regulatory litigation in the amount of R$ 36,963,009 thousand and R$ 6,765,178 thousand respectively, and related to uncertain income tax position under discussion with tax authorities in the amount of R$ 30,379,211 thousand, as of December 31, 2023. The Company recognizes provision in the consolidated financial statements for the pending litigation when the Company has a present obligation as a result of a past event, management determined that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In the case of income tax pending litigations, management determines whether it is probable or not that the taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the tax and regulatory contingencies in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory provisions and contingencies (pending litigations) is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management's assessment of the loss contingencies associated with litigations claims.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether it is probable the taxation authority will accept the income tax pending litigations, as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (2) evaluating the reasonableness of management's assessment regarding favorable and unfavorable outcomes, and (3) evaluating the sufficiency of the Company's disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's assessment regarding unfavorable outcomes.
•Revenue recognition - unbilled
As described in Notes 5 and 25 to the consolidated financial statements, of the total revenue recognized by the Company for the year ended December 31, 2023, R$ 2,551,270 thousand to be billed to customers in note (5c). When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.
The principal considerations for our determination that performing procedures relating to unbilled revenue is a critical audit matter are the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of audit subjectivity and effort in designing and performing audit procedures to evaluate whether the unbilled revenue estimates are recognized properly.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and IT general controls over the main systems involved in the process. These procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy and completeness of the underlying data, and (2) testing billings completed following the year-end for consistency with the estimates made.
•Goodwill impairment assessment
As described in Note 14 to the consolidated financial statements, the Company's consolidated goodwill balance was R$ 26,390,696 thousand as of December 31, 2023, associated with a single Cash- Generating Unit (CGU) that provides telecommunications services through a broadly integrated network. As described in Note 15, management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management's cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth and discount rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgments made by management when developing the value in use measurement of the CGU; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to revenue growth and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management's process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth and discount rate. Evaluating management's assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable includes considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.
/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
February 7, 2024

We have served as the Company's auditor since 2017.

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2023 and 2022
(In thousands of Reais)

ASSETS	Note	12.31.2023	12.31.2022

Current assets		19,244,962	17,283,910
Cash and cash equivalents	3	4,358,276	2,273,834
Financial investments	4	1,148	1,016
Trade accounts receivable	5	9,318,077	8,691,114
Inventories	6	822,814	789,724
Prepaid expenses	7	1,434,042	1,141,521
Income and social contribution taxes recoverable	8	752,593	622,460
Taxes, charges and contributions recoverable	9	1,937,770	2,571,170
Judicial deposits and garnishments	10	72,516	592,369
Dividends and interest on equity	19	51	—
Derivative financial instruments	32	8,336	113,501
Other assets	11	539,339	487,201

Non-current assets		101,493,018	101,837,573
Financial investments	4	36,169	43,522
Trade accounts receivable	5	351,036	399,029
Prepaid expenses	7	1,472,615	993,391
Deferred taxes	8	177,245	379,093
Taxes, charges and contributions recoverable	9	675,305	869,460
Judicial deposits and garnishments	10	2,839,413	2,790,618
Derivative financial instruments	32	76,952	44,522
Other assets	11	144,291	326,308
Investments	12	438,870	368,195
Property, plant and equipment	13	46,318,147	45,898,185
Intangible assets	14	48,962,975	49,725,250

TOTAL ASSETS		120,737,980	119,121,483

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2023 and 2022
(In thousands of Reais)

LIABILITIES AND EQUITY	Note	12.31.2023	12.31.2022

Current liabilities		20,084,184	22,170,720
Personnel, social charges and benefits	16	1,204,183	1,035,652
Trade accounts payable	17	8,169,945	7,415,798
Income and social contribution taxes payable	8	3,515	3,064
Taxes, charges and contributions payable	18	1,605,505	1,097,512
Dividends and interest on equity	19	2,247,884	3,187,417
Provision and contingencies	20	900,971	1,878,086
Loans and financing, debentures, leases and other creditors	21	4,475,660	6,019,945
Deferred income	22	960,078	845,645
Derivative financial instruments	32	6,948	86,548
Other liabilities	23	509,495	601,053

Non-current liabilities		31,026,476	28,494,916
Personnel, social charges and benefits	16	81,151	61,674
Income and social contribution taxes payable	8	197,155	104,438
Taxes, charges and contributions payable	18	3,895,732	2,788,735
Deferred taxes	8	3,418,740	3,831,721
Provision and contingencies	20	7,081,666	6,732,745
Loans and financing, debentures, leases and other creditors	21	14,261,567	13,281,851
Deferred income	22	126,525	137,778
Derivative financial instruments	32	87,755	77,593
Other liabilities	23	1,876,185	1,478,381

TOTAL LIABILITIES		51,110,660	50,665,636

Equity		69,566,795	68,403,740
Capital	24	63,571,416	63,571,416
Capital reserves	24	63,095	149,409
Income reserves	24	5,885,575	3,804,001
Additional proposed dividends	24	—	826,731
Equity valuation adjustment	24	46,709	52,183
Non-controlling shareholders	24	60,525	52,107

TOTAL EQUITY		69,627,320	68,455,847

TOTAL LIABILITIES AND EQUITY		120,737,980	119,121,483

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, except earnings per share)

	Note	2023	2022	2021

Net operating revenue	25	52,100,151	48,041,162	44,032,613
Cost of sales	26	(29,415,400)	(27,431,680)	(24,781,369)
Gross profit		22,684,751	20,609,482	19,251,244

Operating (expenses) income		(14,766,926)	(14,011,571)	(12,165,135)
Selling expenses	26	(12,439,240)	(11,839,126)	(11,594,117)
General and administrative expenses	26	(2,957,296)	(2,737,600)	(2,615,905)
Other operating income (expenses), net	27	640,320	588,897	1,927,625
Share of net profit of joint ventures accounted for using the equity method	12	(10,710)	(23,742)	117,262
Operating income		7,917,825	6,597,911	7,086,109

Financial income (expenses), net	28	(2,343,909)	(1,766,320)	(1,126,580)
Income before taxes		5,573,916	4,831,591	5,959,529
Income and social contribution taxes	8	(533,939)	(773,689)	269,828

Net income for the year		5,039,977	4,057,902	6,229,357

Attributable to:
Controlling shareholders		5,029,389	4,085,013	6,239,364
Non-controlling shareholders		10,588	(27,111)	(10,007)

Basic and diluted earnings per common share (in R$)	24	3.03	2.44	3.71

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais)

	Note	2023	2022	2021
Net income for the year		5,039,977	4,057,902	6,229,357

Other comprehensive income that may be reclassified into income in subsequent years		(5,414)	(15,834)	2,552
Gains (losses) on derivative financial instruments	24	(922)	642	5,664
Taxes	8	314	(218)	(1,926)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12	(4,806)	(16,258)	(1,186)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent years		(99,017)	(51,729)	262,615
Unrealized losses on financial assets at fair value through other comprehensive income	24	(90)	(212)	(429)
Taxes	8	30	72	146
Actuarial losses and limitation effect of the assets of surplus plan	31	(147,882)	(77,924)	396,923
Taxes	8	48,925	26,335	(134,025)

Other comprehensive income (losses)		(104,431)	(67,563)	265,167

Total comprehensive income for the year		4,935,546	3,990,339	6,494,524

Attributable to:
Controlling shareholders		4,924,755	4,017,653	6,504,534
Non-controlling shareholders		10,791	(27,314)	(10,010)

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Total equity

Balance on December 31, 2020		63,571,416	63,074	(110,541)	1,229,730	3,073,334	—	76,345	—	—	1,587,518	65,888	—	69,556,764
Payment of additional dividend for 2020	24.d	—	—	—	—	—	—	—	—	—	(1,587,518)	—	—	(1,587,518)
Unclaimed dividends and interest on equity	24.d	—	—	—	—	—	—	—	—	116,236	—	—	—	116,236
Adjustment – Tax incentives	24.c	—	—	—	—	—	—	43,009	—	(43,009)	—	—	—	—
Other comprehensive income	24.e / 31.c	—	—	—	—	—	—	—	—	262,901	—	2,269	(3)	265,167
Effects of equity in FiBrasil	24.c	—	—	—	2,182	—	—	—	—	—	—	—	—	2,182
Effects of the sale of the investment in CloudCo Brasil	24.c	—	—	—	31,367	—	—	—	—	—	—	—	47,674	79,041
Effects of the sale of the investment in IoTCo Brasil	24.c	—	—	—	34,644	—	—	—	—	—	—	—	41,336	75,980
Equity transactions		—	—	—	(18)	—	—	—	—	—	—	—	—	(18)
Repurchase of common shares for maintenance in treasury	24.b	—	—	(495,995)	—	—	—	—	—	—	—	—	—	(495,995)
Net income for the year		—	—	—	—	—	—	—	—	6,239,364	—	—	(10,007)	6,229,357
Allocation of income:
Legal reserve	24.c	—	—	—	—	311,968	—	—	—	(311,968)	—	—	—	—
Interim interest on equity	24.d	—	—	—	—	—	—	—	—	(2,735,000)	—	—	—	(2,735,000)
Interim dividends	24.d	—	—	—	—	—	—	—	—	(1,500,000)	—	—	—	(1,500,000)
Additional proposed dividends	24.d	—	—	—	—	—	—	—	—	(2,028,524)	2,028,524	—	—	—
Balance on December 31, 2021		63,571,416	63,074	(606,536)	1,297,905	3,385,302	—	119,354	—	—	2,028,524	68,157	79,000	70,006,196
Payment of additional dividend for 2021	24.e	—	—	—	—	—	—	—	—	—	(2,028,524)	—	—	(2,028,524)
Unclaimed dividends and interest on equity	24.e	—	—	—	—	—	—	—	—	167,449	—	—	—	167,449
Adjustment – Tax incentives	24.d	—	—	—	—	—	—	95,095	—	(95,095)	—	—	—	—
Cancellation of the Company's common shares	24.a	—	—	606,536	(606,536)	—	—	—	—	—	—	—	—	—
Repurchase of the Company's common shares	24.a	—	—	(607,429)	—	—	—	—	—	—	—	—	—	(607,429)
Right of Withdrawal – approval of the acquisition of Garliava	24.a	—	—	(14)	—	—	—	—	—	—	—	—	—	(14)
Equity transactions	12	—	—	—	2,409	—	—	—	—	—	—	—	—	2,409
Effects of non-controlling shareholders on investments in Vivo Ventures	12	—	—	—	—	—	—	—	—	—	—	—	421	421
Other comprehensive income	24.f / 31.c	—	—	—	—	—	—	—	—	(51,386)	—	(15,974)	(203)	(67,563)
Net income for the year		—	—	—	—	—	—	—	—	4,085,013	—	—	(27,111)	4,057,902
Allocation of income:
Legal reserve	24.d	—	—	—	—	204,250	—	—	—	(204,250)	—	—		—
Interim interest on equity	24.e	—	—	—	—	—	—	—	—	(2,075,000)	—	—	—	(2,075,000)
Interim dividends	24.e	—	—	—	—	—	—	—	—	(1,000,000)	—	—	—	(1,000,000)
Additional proposed dividends	24.e	—	—	—	—	—	—	—	—	(826,731)	826,731	—		—

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Total equity
Balance on December 31, 2022		63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	52,107	68,455,847
Payment of additional dividend for 2022	24.e	—	—	—	—	—	—	—	—	—	(826,731)	—		(826,731)
Unclaimed dividends and interest on equity	24.e	—	—	—	—	—	—	—	—	139,766	—	—	—	139,766
Adjustment – Tax incentives	24.d	—	—	—	—	—	—	99,132	—	(99,132)	—	—	—	—
Cancellation of the Company's common shares	24.a	—	—	693,586	(693,586)	—	—	—	—	—	—	—	—	—
Repurchase of the Company's common shares	24.a	—	—	(86,337)	—	—	(402,421)	—	—	—	—	—	—	(488,758)
Equity transactions		—	—	—	23	—	—	—	—	—	—	—	—	23
Effects of non-controlling shareholders on investments in Vivo Ventures	12	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	24.f / 31.c	—	—	—	—	—	—	—	—	(99,160)	—	(5,474)	203	(104,431)
Net income for the year		—	—	—	—	—	—	—	—	5,029,389	—	—	10,588	5,039,977
Allocation of income:
Legal reserve	24.d	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—
Interim interest on equity	24.e	—	—	—	—	—	—	—	—	(2,586,000)	—	—	(2,884)	(2,588,884)
Share cancellation - share buyback program	24.a	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—
Reserve for remuneration to shareholders and investments	24.d	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—
Balance on December 31, 2023		63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	60,525	69,627,320

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

	Note	2023	2022	2021
Cash flows from operating activities

Income before taxes		5,573,916	4,831,591	5,959,529
Adjustment for:
Depreciation and amortization	26	13,389,573	12,659,873	12,038,331
Foreign exchange accruals on loans, financing and derivative instruments		57,836	199,625	(5,056)
Indexation accruals on assets and liabilities		583,912	761,128	823,257
Write-offs in operations with disposal of investments		—	—	(358,439)
Share of net profit of joint ventures accounted for using the equity method	12	10,710	23,742	(117,262)
Losses (gains) on write-off/sale of assets		(403,335)	(708,475)	(847,865)
Impairment losses – trade accounts receivable	26	1,362,678	1,315,614	1,436,288
Change in liability provision		24,320	251,116	293,935
Provisions for estimated losses for the reduction to the realizable value of inventories		67,748	34,672	38,441
Pension plans and other post-retirement benefits	31	66,733	33,775	70,148
Provisions for tax, labor, civil, regulatory and contingent liability claims	20	661,743	653,686	1,066,022
Interest expenses on loans and financing, debentures, leases and other creditors		2,092,184	1,850,286	940,766
Post-closing price adjustment - Garliava	27	(244,229)	—	—
Reversal of provisions for fines for cancellation of lease and dismantling contracts	20	(340,034)	(9,811)	(28,900)
Other		(38,889)	377	—

Changes in assets and liabilities
Trade accounts receivable		(1,943,089)	(854,322)	(1,404,934)
Inventories		(100,838)	(179,613)	(45,166)
Taxes recoverable		(376,330)	(631,528)	(2,366,998)
Prepaid expenses		(473,260)	(483,711)	(393,333)
Other assets		61,646	139,213	41,987
Personnel, social charges and benefits		169,537	184,741	141,849
Trade accounts payable		800,249	231,890	1,046,087
Taxes, charges and contributions		2,421,640	2,136,829	1,715,965
Payments of provision for legal demands, contingent liabilities, fines for canceling lease contracts and amounts to be refunded to customers	20	(1,742,676)	(1,144,779)	(1,111,086)
Other liabilities		60,147	291,406	90,217
		16,167,976	16,755,734	13,064,254

Cash generated from operations		21,741,892	21,587,325	19,023,783

Payments of Interest on loans and financing, debentures, leases and other creditors	21	(2,054,278)	(1,531,511)	(853,805)
Income tax and social contribution payments		(901,688)	(1,113,889)	(97,378)

Net cash generated by operating activities		18,785,926	18,941,925	18,072,600

Cash flows from investing activities
Additions to PP&E, intangible assets and others		(8,811,346)	(9,894,116)	(9,295,484)
Proceeds from sale of PP&E		434,446	777,996	760,254
Payments for the acquisition of investments and capital contributions to subsidiaries, net of cash and cash equivalents for acquisitions of companies	12	(63,799)	(4,907,282)	—
Receipts (payments), net of judicial deposits		393,649	(411,682)	163,323
Cash received upon sale of investments	12	196,057	232,057	244,139

Net cash used in investing activities		(7,850,993)	(14,203,027)	(8,127,768)

Cash flows from financing activities
Additions from loans and debentures	21	30,025	4,500,000	—
Payments of principal on loans and financing, debentures, leases and other creditors	21	(4,451,943)	(6,986,220)	(3,901,147)
Receipts – derivative financial instruments	32	27,484	55,617	47,661
Payments – derivative financial instruments	32	(135,198)	(166,659)	(52,623)
Payments for repurchases of common shares - share repurchase program	24	(488,758)	(607,443)	(495,995)
Payments of dividends and interest on equity	19	(3,832,612)	(5,709,263)	(4,901,326)
Capital subscriptions made by noncontrolling shareholders in subsidiaries		511	421	45,000

Net cash used in financing activities		(8,850,491)	(8,913,547)	(9,258,430)

Increase (decrease) in cash and cash equivalents		2,084,442	(4,174,649)	686,402

Cash and cash equivalents at beginning of the year	3	2,273,834	6,448,483	5,762,081
Cash and cash equivalents at end of the year	3	4,358,276	2,273,834	6,448,483

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.OPERATIONS
a)Background information
Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.
The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.
On December 31, 2023, Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 75.29% (74.20% on December 31, 2022) Note 24.a.
The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange ("New York Stock Exchange"–“NYSE“).
b)Operations
The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV) and (v) Private Limited Service (“SLP“), throughout Brazil, through concessions and authorizations, in addition to other activities.
Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).
In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 23).
Authorizations for the use of SMP radio frequency spectrum, before the publication of Law No. 13,879/2019, were commonly granted for 15 years (in general) and could be extended only once, for the same period. With the regulatory review made possible by the aforementioned Law, successive extensions of grants became permitted, but the applicability of this instrument to the terms currently in force was uncertain until the issuance of Decree No. 10,402/2020, which detailed the requirements relating to the new regime of successive extensions and clarified that current authorizations are also covered by the aforementioned regime.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.
For radio frequency use authorizations acquired prior to the 5G auction that took place in 2021, every biennium, after the first extension, the Company must pay a charge equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (note 23), and, For certain terms, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans.
In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is provision for part of the payment to be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of extension of authorizations depends on Anatel's assessment. In this sense, it is worth clarifying that ANATEL has recently been adopting different calculation methods for valuing authorization extensions.
Further details of the Company's licenses/authorizations are presented in Note 14.e).
c)Corporate events in 2022 and 2023
c.1)Constitution of Digital Education Joint Venture
On April 8, 2022, the Company and Ânima Holding S.A. ("Ânima Educação") formed VivaE Educação Digital S.A., a joint venture for digital education services. On that date, following the fulfillment of certain conditions precedent (including the approval of the operation upon the final ruling by the Administrative Council of Economic Defense – Administrative Council for Economic Defense ("CADE")), the corporate documents and commercial agreements were finalized enabling the startup of the joint-venture operations, which offers free training courses focusing on continuing education and employability in areas such as, for example Technology, Management, Business Administration and Tourism, offering customers personalized development paths with up-to-date content aligned with current job market demands. This will be delivered through a digital education platform. Ânima Educação's know-how in providing digital courses allied with Telefônica Brasil's scale and distribution capacity, provide the joint venture with the means to leverage access to the job market, contributing to the development and independence of its students.
The joint venture was created on April 8, 2022, with a 50% shareholding held by the Company and 50% by Ânima Educação. Since the creation of the joint venture, the Company and Ânima Educação made contributions totaling R$26,234, R$13,117 each.
c.2)Constitution and investments of the Fundo Vivo Ventures
Constitution
On April 11, 2022, the Board of Directors had approved, the formation of a Corporate Venture Capital fund, together with Telefónica Open Innovation, SL (Unipersonal) ("Telefónica Open Innovation"), called Vivo Ventures ("VV"), which aims to invest in startups focused on innovative solutions that can accelerate the growth of the Company's B2C ecosystem. The VV will receive an estimated investment of R$320 million by the Company and Telefónica Open Innovation, which will be invested over its first five years, in startups in the areas of health, finance, education, entertainment, smart home, marketplace, among others. The Company holds 98% of the subscribed capital of VV and Telefónica Open Innovation holds 2%.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
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
Since the creation of the VV, the Company and Telefónica Open Innovation have made contributions of R$46,645, of which R$45,713 by the Company and R$932 by Telefónica Open Innovation.
Investments made by VV
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
On January 20, 2023, VV made an investment of R$10 million in Klubi Participações S.A. (“Klubi”), through the acquisition of debentures convertible into shareholding. Klubi is a fintech authorized by the Central Bank to operate as a consortium administrator in Brazil, which currently offers car consortiums. The objective of this investment is to reinforce the presence of the Vivo brand in the area of financial solutions, in which it already offers services such as the Vivo Money personal credit platform, the Vivo Pay digital account, co-branded credit cards, as well as cell phone insurance and tablet.
On May 30, 2023, VV signed an investment agreement in the amount of US$3 million with DGB USA Inc (“Digibee”). Digibee is a lowcode iPaaS (Integration Platform as a service) that enables the integration between legacy technological systems and new technologies in a simplified and more efficient way, aligned with the Company's interest in accelerating its time to market in technological development.
On December 13, 2023, the Company informed its shareholders and the market in general that VV has committed to acquire a shareholding position in the amount of R$25 million in Conexa Health LLC, the controlling company of Conexa Saúde Serviços Médicos S.A. ("Conexa"). Conexa is the largest independent telemedicine platform in Latin America and a digital health ecosystem that connects patients, professionals, businesses, and insurers using up-to-date technology, with the goal of levelling access to quality healthcare. Recently, Conexa announced a merger with Zenklub, a digital services company for emotional health and wellness, that is still pending approval by competition authorities. This will be VV's fourth investment since its creation, in April 2022. The objective of the investment is to reinforce the Company's presence as a hub for digital services, including the health and well-being business.
c.3)Acquisition of part of Oi UPI Mobile Assets (Business combination)
Acquisition
The Company, in compliance with CVM Resolution No. 44/2021, informed its shareholders and the market that, it, on April 20, 2022, as one of the buyers, and Oi S.A. – in Judicial Recovery (successor of Oi Móvel S.A. – In Judicial Recovery) ("Oi") as the seller, had completed the acquisition as detailed in the Contract of Purchase and Sale of Shares and Other Covenants dated on January 28, 2021, as amended ("Contract"). Consequently, the Company acquired all the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. ("Garliava"), to which a portion of UPI Mobile Assets (as defined in the Contract) had been assigned for the Company under the Segregation and Division Plan attached to the Contract ("UPI Mobile Assets – Telefônica").

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
This acquisition was subject to obtaining applicable corporate and regulatory authorizations, including from ANATEL and CADE. On January 31, 2022, ANATEL granted prior consent by imposing conditions ("Act of Consent") for the operations contemplated in the Contract. On February 9, 2022, the Company informed its shareholders and market that the CADE administrative court, at a meeting held on the same date, approved, subject to the implementation of the Concentration Control Agreement ("ACC" and "CADE's Approval", respectively), the merger act No. 08700.000726/2021-08 submitted for its assessment the conclusion of the Contract.
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
The following amounts owed to Oi were added to the acquisition price: (i) R$110,205, subject to the achievement of certain targets for migrating customer bases and frequencies (among others), which, as provided for in the Contract, is subject to updating by 100% of the CDI from the date of acquisition until the date of payment; and (ii) R$8,333, referring to the severance costs incurred by Oi with the dismissal of certain employees of Oi related to UPI Ativos Móveis.
Therefore, on the date of acquisition, the total amount of consideration for the acquisition of the portion of UPI Ativos Móveis, according to conditions defined in the Contract, was composed as follows:

Consideration in cash for the acquisition	4,884,588
10% retention on the amount paid for the acquisition (Note 21)	488,458
Purchase price, in accordance with the Agreement	5,373,046
Contingent consideration (Note 21)	110,205
Termination costs (Note 21)	8,333
Total consideration	5,491,584
The Company also entered into other complementary payment commitments with Oi, as follows:
a)R$147,551, paid in full on April 20, 2022, by Garliava to Oi, for transition services to be provided within 12 months, for the continuation of the mobile operations conferred to Garliava, excluding certain transition service costs in the contract scope.
b)R$179,000, the net present value of the take-or-pay data transmission capacity contract, to be paid monthly over a 10-year period.
In the context of this acquisition, the Company's share of UPI Mobile Assets was: (i) Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the UPI Mobile Assets) – according to ANATEL's February 2022 data; (ii) Spectrum (licenses): 43MHz a country wide population-weighted average (46% of UPI Mobile Assets' radiofrequency); and (iii) Infrastructure: contracts for the use of 2.7 thousands mobile access sites (corresponding to 19% of UPI Mobile Assets' sites).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Upon completion of the acquisition, form April 20, 2022 the Company became the direct parent of Garliava. was headquartered in Brazil and operated in the provision of telecommunications services, especially for SMP and SCM; it renders infrastructure and network maintenance and installation services and leases, including for the placement of equipment; providing services in the retail and specialized wholesale trade of goods and/or services, through own and third parties, telecommunications, communication, computer and other equipment, by any means, including through any physical and/or remote sales channels, such as own and third-party stores, door-to-door, telephone (telemarketing) and internet, among other activities related to or related to its corporate purpose.
Purchase Price Allocation – PPA
Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree.
On December 31, 2022, the Company had already completed the report for the PPA, by analyzing the determination of the fair value of the identifiable assets acquired and the liabilities assumed from Garliava.
The assumptions, critical judgments, methods and hypotheses used by the Company to determine these fair values were as follows:
Licenses
The fair value of the licenses was determined using the discounted cash flow method of the Income Approach, which considers the income-forming capacity of the identified asset or business. The premise of this approach is that the value of an asset or business can be measured by the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life. The fair value allocated to the licenses on the acquisition date was R$2,518,836, which is being amortized in accounting over an average term of 10.08 years, ranging from 5 years to 15 years.
The main assumptions used in evaluating the licenses were: (i) Revenue: based on the number of active existing customers migrated from Oi to Garliava, as well as the average revenue per user (“ARPU”), considering an estimate of annual customer loss of 9% per year, on average; (ii) Costs and Expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue; (iii) EBITDA margin: vary between 35.3% in 2022 and 54.5% in 2030. The margin gains observed are due to gains in scale of the operation, efficiency improvements, and operational synergies to be realized by combining operations of Garliava within the Company; (iv) Depreciation: represents an average of 9.2% of net operating revenue; Tax rate: 34%, according to Brazilian tax legislation; and (v) Discount rate after taxes: 12.4%.
Customer portfolio
The customer portfolio was evaluated using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a cash flow discount calculation of future economic benefits attributable to the customer base, net of the elimination of the contribution obligations involved. in your generation. To estimate the remaining useful life of the customer base, an analysis of the average duration of customer relationships was carried out using a withdrawal rate method.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The objective of this lifetime analysis is to estimate a livelihood curve that predicts future churn profiles associated with the current customer base. As an approximation of the customers' subsistence curve, the so-called “Iowa curves” were considered. The fair value allocated to the customer portfolio on the acquisition date was R$96,195, which will be amortized straight-line, according to the useful life of each type of customer, over an average term of 6.60 years, ranging from 5 years to 8 years.
The main assumptions used in evaluating the customer portfolio were: (i) Customers: 5 customer relationships were evaluated, namely: B2C prepaid, B2C postpaid, B2C Control, B2B postpaid and B2B M2M; (ii) Revenue: is based on the number of existing customers by type, migrated from Oi to Garliava, as well as the ARPU charged for providing the service. In the revenue projection, an estimate of annual customer loss and stability in ARPU were considered; (iii) Churn rate: calculated based on the historical percentage of customer departures, ranging from 26.8% to 50.2%; (iv) Costs and expenses: were projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operational synergies to be realized by combining Garliava's operations within the Company. The projections were based on fixed and variable percentages of expenses, adjusting the fixed portion according to inflation and the variable according to revenue, considering an add-back of 97% of marketing expenses, to reflect the exclusion expenses related to obtaining new customers, based on market standards; (v) Tax rate: 34%, in accordance with Brazilian tax legislation; and (vi) discount rate after taxes: 12.4%.
Fair Value of Contingent Liabilities
Under IFRS 3 Business Combinations, the acquirer recognizes, at the acquisition date, contingent liabilities assumed in a business combination even when it is not probable that an outflow of resources will be required to settle the obligation, provided that it is a present obligation that arises from past events and its fair value can be measured reliably. Contingent liabilities at fair value of R$453,697 were recognized from this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Composition of the fair value of net assets acquired
We present below the composition of the fair value of the net assets acquired, as well as the goodwill generated on the acquisition date:

Current assets	542,289	Current liabilities	1,157,474
Cash and cash equivalents	64,056	Leases	107,590
Other assets	478,233	Provision(3)	655,827
		Other liabilities	394,057

Non-current assets	3,647,190	Non-current liabilities	935,131
Achievable in the long term	264,263	Leases	481,434
Deferred taxes(4)	218,670	Provision(3)	453,697
Other assets	45,593
Property, plant and equipment(1)	674,166	Fair value of liabilities assumed	2,092,605
Intangible assets(2)	2,708,761
		Fair value of net assets acquired	2,096,874

		Goodwill(5)	3,394,710

Fair value of assets acquired	4,189,479	Total consideration	5,491,584

(1)Includes the write-down of property, plant and equipment (R$131,578).
(2)Includes the fair value of licenses of R$2,612,566 (R$2,518,836 from the PPA and R$93,730 from Garliava's accounting books) and customer portfolio (R$96,195).
(3)Includes the fair value of tax contingent liabilities (R$453,697) and penalties related to the termination of tower contracts in the amount of R$589,024.
(4)Includes deferred taxes on contingent liabilities (R$154,257).
(5)Goodwill recorded on the acquisition based on expected synergies resulting from the business combination.
Right of Withdrawal
In compliance with article 256 of Law No. 6,404/1976 ("Corporate Law"), as amended, the Company's August 4, 2022 Extraordinary General Meeting ("EGM"). As a result of this approval, the holders of shares issued by the Company who did not vote in favor, abstained from voting or did not attend the EGM, had the right to withdraw from the Company ("Right of Withdrawal") (Note 24.b).
Transaction costs
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Post-Closing Price Adjustment Notification presents values and calculations calculated with the support of a specialized company, based on the best analysis of the information received and understanding of the Agreement, totaling a maximum amount of R$3,186,922 for price adjustment for the benefit of Purchasers. Of the calculated Price Adjustment amount, the amount attributable to the Company is equivalent to up to R$1,075,461, and of this amount, the amount of R$488,458 corresponds to the withheld amount of 10% on the amount paid for the acquisition ("Price Adjustment”).
After the exchange of notifications about the Price Adjustment between the Buyers and Oi, on October 3, 2022, the Company, together with Claro S.A. and TIM S.A., initiated an arbitration procedure (“Arbitration”) against Oi, through a competent request for Arbitration filed at the Market Arbitration Chamber, under the terms of the Agreement, due to Oi's manifest non-compliance with certain terms of the Agreement.
On October 3, 2022, the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, within the scope of the judicial reorganization process of Oi, issued an injunction granting a made by Oi in the sense that the Purchasers make a judicial deposit of the amount withheld from the updated acquisition price of UPI Ativos Móveis, equivalent to R$1,527,802, until the dispute arising from the adjustment of the post-closing acquisition price is resolved by arbitration, with the amount of R$515,565 corresponding to the Company's portion.
Pursuant to the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, on October 20, 2022, the Company made a judicial deposit of R$515,565.
On September 29, 2023, the agreement regarding the Post-Closing Adjustment (as defined in the Agreement) (“Agreement”) was recognized by the Market Arbitration Chamber Court.), entered into between the Buyers and Oi, as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Post-Closing Adjustment. On October 2, 2023 this same court approved the Agreement and ordered the transfer of resources to the parties involved. Therefore, the final price of the UPI Mobile Assets portion attributed to the Company, considering the Post-Closing Adjustment negotiated in the Agreement, was R$5,128,817 (“Company Adjusted Final Price”), taking as reference the closing date, the of which R$4,884,588 had already been paid by the Company on April 20, 2022 and the remaining amount, plus applicable interest and/or monetary correction, was paid upon withdrawal, by the Seller, of half of the amount retained by the Company.
Therefore, on September 30, 2023, 50% of the retained amount (R$488,458), plus applicable interest and/or monetary correction, was offset against the amount allocated as debt (note 20.c.5.1). The other 50%, in the updated amount of R$277,198, was withdrawn by the Company before the Arbitration Chamber on October 4, 2023.
Post-closing price adjustments occurred during the second half of 2023, after the PPA measurement period. In this way, the impacts generated by post-closing price adjustments were recorded in the income statement (note 27), without changes to goodwill.
Merger of Garliava
The Company's EGM, held on February 1, 2023, approved the merger of Garliava (“Merger”), as described in the relevant facts disclosed by the Company on December 16, 2022 and on February 1, 2023.
The Merger depended on obtaining prior consent from ANATEL and the completion of operational procedures related to systemic parameterization. On February 13, 2023, ANATEL's Board of Directors unanimously approved the incorporation of Garliava, including the Company's fulfillment of some conditions.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Company, in accordance with and for the purposes of CVM Resolution No. 44/2021, in continuity with the relevant facts disclosed on December 16, 2022 and February 1, 2023, informed its shareholders and the market in general that, on February 28, 2023, its Board of Directors verified compliance with all conditions to grant full effectiveness to the merger of Garliava, therefore attributing full and immediate effectiveness to said Merger, with the consequent extinction of Garliava, for all purposes, the from February 28, 2023.
The Merger did not result in a capital increase, issuance of new shares or changes in the interests of the Company's shareholders, therefore there is no need to provide disclosures about a relationship involving replacement of shares or the right to withdraw.
The Merger expanded the Company's ability to create technological innovations in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks using cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to users.
Garliava's assets and liabilities incorporated by the Company on February 28, 2023 are presented below:

Current assets	1,110,297	Current liabilities	1,034,286
Cash and cash equivalents	598,581	Leases	194,705
Other assets	511,716	Provision	510,649
		Other liabilities	328,932

Non-current assets	616,889	Non-current liabilities	613,872
Achievable in the long term	107,346	Leases	345,934
Deferred taxes	94,085	Other liabilities	267,938
Other assets	13,261
Property, plant and equipment	494,640	Equity	79,028
Intangible assets	14,903

Total assets	1,727,186	Total liabilities and equity	1,727,186
Assets and liabilities reflecting acquisition accounting as of the merger date (after amortization)

Description	Group on the balance sheet	Note	Amount
Deferred taxes	Deferred taxes	8.e	201,838
Licenses	Intangible	14.c	2,263,954
Customer portfolio	Intangible	14.c	82,239
Goodwill	Intangible	14.c	3,394,710
Contingent liability	Provision and contingencies	20.c	(456,379)
Total			5,486,362

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.4)Acquisition and merger of Vita IT Comércio e Serviços de Soluções em TI Ltda (“Vita IT”) by Telefônica Infraestrutura e Segurança Ltda (“TIS”) (Business Combination)
Acquisition
On October 3, 2022, TIS, an indirect subsidiary of the Company, acquired all of the quotas representing the share capital of Vita IT (“Operation”), as approved by the competent regulatory body.
The total value of the Transaction is subject to the achievement of operational and financial metrics agreed between the parties. Said price was supported by an appraisal report prepared by an independent company. The Transaction documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification and others. The Operation was preceded by a financial, administrative, legal, fiscal and operational diligence in relation to Vita IT.
The Transaction is part of the Company's strategy to strengthen its performance and positioning in the networking market, with the supply of network equipment (example: switches, routers and Wi-Fi access points) and implementation, management and technical support services for the corporate network of companies.
With the completion of the Transaction on October 3, 2022, TIS became the direct parent company of Vita IT. Vita IT is headquartered in Brazil and operates as a solution integrator for companies of different sizes, providing professional and managed networking services, as well as hardware and software resale.
The combination of resources and capabilities of TIS and Vita IT generates added value for the Company's client portfolio, thanks to the performance of both companies under the same management in information technology and networking activities. The Operation also makes it possible to leverage new businesses on a larger scale and in a sustainable manner, in addition to growing revenue and improving the business margin. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT's business.
Purchase Price Allocation – PPA
Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree.
On December 31, 2023, TIS had already completed the PPA report, by analyzing the determination of the fair value of the identifiable assets acquired and the liabilities assumed from Vita IT.
The assumptions, critical judgments, methods and hypotheses used by the Company to determine these fair values were as follows:
Brand
To evaluate the brand, the profitability approach (“Income approach“) was used using the avoided royalties method (“Relief from royalties“). This method assumes that the intangible asset has a fair value based on royalty income and represents the asset owner's savings - the owner does not need to pay royalties to a third party for the license to use the intangible asset. Management's intention at the time of acquiring the stake was to use the acquiree's know-how and its ability to implement the new business model.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The main assumptions used in the evaluation of the brands were: (i) Revenue: Evaluation of the intangible asset was based on projections of net revenue supported by the entity's historical growth, without the synergy of the acquisition of Vita IT; (ii) Royalty rate: According to research carried out at the time, we observed that in the telecommunications market approximately 1% average royalty rate was used on net revenue; (iii) Brand costs and expenses: A percentage of 10% of net revenue was considered with royalties for brand maintenance, such as marketing expenses and others; (iv) Tax rate: 34%, in accordance with Brazilian tax legislation; and (v) Discount rate (“WACC”) after taxes: 19.26%.
As a result of the calculation described, the fair value of the brand was R$4,076, with an amortization period of 4 years and 3 months.
Customer portfolio
The customer portfolio was evaluated using the MMSE method (“Multi-period Excess Earnings Method”), this method for evaluating the customer portfolio was used due to the possibility of attributing the cash flow generated directly to the identified asset.
The main assumptions used in evaluating the customer portfolio were: (i) Revenue: For portfolio projection purposes, we considered the net recurring revenue for the nine-month period ended September 30, 2022. The average permanence of customers in the base, as well as the evolution of average revenue per customer in the periods. The portfolio decline (“churn”) was calculated based on the observed history of: hardware/software/support of 10.1% per year, Professional services of 9.8% per year and Managed services of 10% per year; (ii) Deductions and Expenses: Deductions on gross revenue were designed in accordance with historical practice, substantially taxes on sales or services. Expense costs were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time; (iii) Tax rate: 34%, in accordance with Brazilian tax legislation; (iv) Discount rate (“WACC”) after taxes: 19.26%.
As a result of the calculation described, the fair value of the customer portfolio was R$11,423, with an amortization period of 9 years and 3 months.
Non-compete agreement
The income approach was used, based on the “with and without” contract (“with/without” method). This method consists of projecting the expected cash flows for two scenarios: one with the non-compete agreement and the other without the non-compete agreement. Cash flow without the non-compete agreement considers a revenue loss rate and a potential competitor's probability of effectively competing with the Company. The difference between the cash flows of the two scenarios, which corresponds to the loss avoided by the non-compete agreement, is brought to present value by the specific rate of return for this asset and compared with the present value of the original cash flow (without loss revenue).
Two variables were considered to adjust the revenue that would be impacted by competition with sellers: (i) Capacity for reduction; It is; (ii) Likelihood of competition.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The main assumptions used in the evaluation of the Non-Compete Agreement: (i) Reduction capacity: Measures the impact on the reduction of gross revenue if the sellers were not present in the acquired business seeking to increase this revenue, as well as if they were competing with the own business that was sold. Initially, a greater impact was estimated, at 40%, which reduces year after year to 20% in the last year of the agreement; (ii) Probability of Competition: Measures the probability of sellers leaving the business, giving up earn-out benefits in each period. The probability of competition increases each year, starting from 5% to 25%; (iii) Loss of Revenue: Represents the multiplication of the capacity to reduce revenue by the probability of competition. The probability of loss increases every year, starting from 2% to 5%; (iv) Projection: For the other projection factors, we kept them constant as in the original projection; (v) Working Capital: Using the same working capital metrics (days open) to assess the impact of variations in working capital; (vi) Discount rate (“WACC”) after taxes: 19.26%.
As a result of the calculation described, the fair value of the non-compete and permanence agreement was R$12,324, with an amortization period of 5 years.
Fair Value of Contingent Liabilities
Under IFRS 3 Business Combinations, the acquirer recognizes, at the acquisition date, contingent liabilities assumed in a business combination even when it is not probable that an outflow of resources will be required to settle the obligation, provided that it is a present obligation that arises from past events and its fair value can be measured reliably. Contingent liabilities at fair value of R$9,973 were recognized from this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.
Composition of the fair value of net assets acquired
We present below the composition of the fair value of the net assets acquired, as well as the goodwill generated on the date of acquisition, considering the allocation adjustments of the final version:

Current assets(1)	30,408	Current liabilities	27,238
Cash and cash equivalents	5,334	Non-current liabilities	28,495
Other assets	25,074	Personnel, charges and social benefits(4)	18,227
		Provision(5)	9,973
		Other liabilities	295
Non-current assets	59,464	Fair value of liabilities assumed	55,733
Other assets(2)	29,611
Property, plant and equipment	1,853	Fair value of net assets acquired	34,139
Intangible assets(3)	28,000
		Goodwill(6)	76,081

Fair value of assets acquired	89,872	Total consideration	110,220

.
(1)Includes the allocation of the added value of inventory items (R$1,510), determined by the average of historical acquisitions, amortized over one month.
(2)Includes the allocation of the fair value attributed to the indemnity asset related to labor obligations and contingent liabilities (R$28,200), accruing by SELIC interest.
(3)Allocation of the total fair value of R$27,823, attributed to: (i) R$12,324 to the non-compete agreement; (ii) R$4,076 to the brand; and (iii) R$11,423 to the customer portfolio.
(4)Allocation of the fair value attributed to the liabilities with labor obligations of legal entities, accruing by SELIC interest.
(5)Allocation of the fair value assigned to the contingent liability, accruing by SELIC interest.
(6)Refers to the value of the goodwill calculated on the acquisition of Vita IT with the expectation of future synergies from the combination of the acquiree's businesses, which may be used for tax purposes.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Due to new information relating to facts and circumstances existing on the acquisition date, obtained by the Company during the measurement period, changes were made to the PPA.
In the table below, we show the variations between December 31, 2022 and 2023.

Description	Published on 12.31.2022	Adjustments in 2023	On 12.31.2023
Equity of the investee	4,582	224	4,806
Fair value of acquired assets	35,582	21,951	57,533
Added value of inventories	1,510	—	1,510
Indemnity asset	—	28,200	28,200
Non-compete agreement	—	12,324	12,324
Brand	4,527	(451)	4,076
Customer portfolio	29,545	(18,122)	11,423
Fair value of liabilities assumed	(28,200)	—	(28,200)
Labor obligations	—	(18,227)	(18,227)
Contingent liabilities	(28,200)	18,227	(9,973)
Total consideration	110,815	(595)	110,220
Goodwill	98,851	(22,770)	76,081
The adjusted total purchase consideration transfer was R$110,220, of which: R$42,000, paid in cash at the time of completion of the Transaction; R$8,992 paid in 2023 and the balance of R$59,228 will be paid according to contractual clauses, updated by the IPCA.
The transaction costs incurred until the closing of the transaction on October 3, 2022, are approximately R$1 million. These costs are not considered components of the consideration transferred, and were recognized as expenses in the periods in which the costs were incurred.
Merger
The Company, in compliance with CVM Resolutions No. 44/2021 and 80/2022, informed its shareholders and the market in general that, on November 30, 2023, TIS carried out the merger of Vita IT.
This merger strengthens the Company's positioning in the networking market and enables greater operational efficiency, increased business scale, in addition to standardization in the provision of certain information technology services.
The merger did not result in a change in the corporate structure of the Company or TIS, and there is therefore no need to provide disclosures about a relationship involving the replacement of shares or the right to withdraw.
Vita IT's assets and liabilities incorporated by the Company on November 30, 2023 are presented below:

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Merged assets and liabilities at book value of Vita IT

Current assets	132,847	Current liabilities	106,751
Cash and cash equivalents	16,845	Other liabilities	106,751
Other assets	116,002

Non-current assets	3,957	Non-current liabilities	20,664
Achievable in the long term	1,566	Other liabilities	20,664
Other assets	1,566
Property, plant and equipment	2,262
Intangible assets	129	Equity	9,389

Total assets	136,804	Total liabilities and equity	136,804
Assets and liabilities reflecting acquisition accounting as of the merger date (after amortization)

Description	Group in the balance sheet	Note	Amount
Indemnity asset	Other assets	11	31,219
Customer portfolio	Intangible asset	14.c	9,982
Brand	Intangible asset	14.c	2,957
Non-compete agreement	Intangible asset	14.c	9,448
Agio	Intangible asset	14.c	76,081
Contingent Liabilities	Provisions and contingencies	20.c	(11,041)
			118,646
c.5)Acquisition of Vale Saúde Administração de Cartão S.A. ("Vale Saúde Sempre") by POP Internet Ltda. ("POP") (Business Combination)
On March 3, 2023, POP, a subsidiary of the Company, completed the acquisition of all shares of Vale Saúde Sempre, pursuant to the Share Purchase and Sale Agreement and Other Covenants ("Transaction"). The purchase consideration is up to R$62,033, subject to the achievement of operational and financial metrics agreed between the parties. The Transaction reflects common terms and provisions for this type of transaction, such as representations and warranties, indemnification and others. The closing of the Transaction is not subject to prior approval by the CADE but is subject to final financial, administrative, legal, fiscal, operational and technological diligence.
Vale Saúde Sempre is a start-up that operates as a marketplace for healthcare services, connecting its customers to a broad medico-hospital network with coverage throughout Brazil, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the client can contract consultations (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners.
On the date of the Transaction, Vale Saúde Sempre had 250 thousand users and, over the last 3 years prior to acquisition, its net revenue grew at a rate of 64% per year. The Transaction strengthens the Company's position as a digital provider, promoting services that are relevant and complementary to its business model. The assets, such as its brand, extensive customer base with a high repeat index and capillarity of on-site and digital distribution channels, will make it possible to sustainably scale-up the Vale Saúde Sempre business expanding the Company's portfolio to new digital services in the healthcare value chain.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
In accordance with IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the fair values of the transferred assets, the liabilities assumed on the acquisition date with the acquiree's former controlling shareholders and the interests issued in exchange for the acquiree's control.
On December 31, 2023, POP had already completed the PPA report, by analyzing the determination of the fair value of the identifiable assets acquired and the liabilities assumed from Vale Saúde Sempre.
Brand
To evaluate the brand, the profitability approach ("Income approach") was used using the avoided royalties method ("Relief from royalties"). This method assumes that the intangible asset has a fair value based on royalty income and represents the savings of the asset owner – the owner does not need to pay royalties to a third party for the license to use the intangible asset.
Management's intention at the time of acquiring the stake was to use the acquiree's know-how and its ability to implement the new business model.
The main assumptions used in the evaluation of the brands were: (i) Revenue: Evaluation of the intangible asset was based on net revenue projections supported by the entity's historical growth, without the synergy of the acquisition of Vale Saúde Sempre; (ii) Royalty rate: According to research carried out at the time, we observed that in the telecommunications market, approximately 1% average royalty rate was used on net revenue; (iii) Brand costs and expenses: A percentage of 10% of net revenue was considered with royalties for brand maintenance, such as marketing expenses and others; (iv) Tax rate: 34%, in accordance with Brazilian tax legislation; and (v) Discount rate (“WACC”) after taxes: 21.9%.
As a result of the calculation described, the fair value of the brand was R$774, with an amortization period of 4 years and 10 months.
Customer portfolio
The customer portfolio was evaluated using the MMSE method (“Multi-period Excess Earnings Method”), this method for evaluating the customer portfolio was used due to the possibility of attributing the cash flow generated directly to the identified asset.
The main assumptions used in evaluating the customer portfolio were: (i) Revenue: For portfolio projection purposes, we considered the net recurring revenue for the nine-month period ending on February 28, 2023. The average permanence of customers in the base, as well as the evolution of average revenue per customer in the periods; (ii) Deductions and Expenses: Deductions on gross revenue were designed in accordance with historical practice, substantially taxes on sales or services. Expense costs were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time. (iii) Tax rate: 34%, in accordance with Brazilian tax legislation; (iv) Discount rate (“WACC”) after taxes: 21.9%.
As a result of the calculation described, the fair value of the customer portfolio was R$607, with an amortization period of 4 years and 10 months.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Non-compete agreement
The income approach was used, based on the “with and without” contract (“with/without” method). This method consists of projecting the expected cash flows for two scenarios: one with the non-compete agreement and the other without the non-compete agreement. Cash flow without the non-compete agreement considers a revenue loss rate and a potential competitor's probability of effectively competing with the Company. The difference between the cash flows of the two scenarios, which corresponds to the loss avoided by the non-compete agreement, is brought to present value by the specific rate of return for this asset and compared with the present value of the original cash flow (without loss revenue).
Two variables were considered to adjust the revenue that would be impacted by competition with sellers: (i) Capacity for reduction; It is; (ii) Likelihood of competition.
The main assumptions used in the evaluation of the Non-Compete Agreement: (i) Reduction capacity: Measures the impact on the reduction of gross revenue if the sellers were not present in the acquired business seeking to increase this revenue, as well as if they were competing with the own business that was sold. At the beginning, we estimated a greater impact, of 40%, which reduces year after year to 20% in the last year of the agreement; (ii) Probability of Competition: Measures the probability of sellers leaving the business, giving up earn-out benefits in each period. The probability of competition decreases each year, starting from 40% to 25%; (iii) Loss of Revenue: Represents the multiplication of the capacity to reduce revenue by the probability of competition. The probability of loss increases every year, starting from 1.3% to 2.5%; (iv) Projection: For the other projection factors, we kept them constant as in the original projection; (v) Working Capital: Using the same working capital metrics (days open) to assess the impact of variations in working capital; (vi) Discount rate (“WACC”) after taxes: 21.9%.
As a result of the calculation described, the fair value of the non-compete and permanence agreement was R$3,623, with an amortization period of 5 years.
Relationship with suppliers and third-party service providers
Assessment approaches: The relationships that a company maintains with its third-party service providers, through formal contracts or even recurring relationships, are classified as intangible assets, as they generate an economic benefit for the company and can be controlled and measured accordingly. individual form (it is separable) Approach used Cost Method: Reproduction cost: This approach is based on the cost of building or purchasing a replica of the intangible asset.
Cost to create the portfolio: For the purposes of projecting the portfolio, we consider the average cost that the company incurred to form the entire portfolio of service providers in a period of one year and the time spent to form the portfolio, which was considered ten years . The expectation of acquiring new providers cannot be considered in this calculation.
As a result of the calculation described, the fair value of the relationship with suppliers was R$2,527, with an amortization period of 10 years.
Contingent Liabilities
In accordance with IFRS 3, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination even if it is not probable that outflows of resources will be required to settle the obligation, as long as it is a present obligation that arises from past events and its fair value can be measured reliably. In compliance with the previous requirements, contingent liabilities at fair value of R$2,886 were recognized in this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Composition of the fair value of net assets acquired
We present below the composition of the fair value of the net assets acquired, as well as the goodwill generated on the date of acquisition:

Current assets	3,695	Current liabilities	889
Cash and cash equivalents	2,540	Non-current liabilities(3)	2,886
Other assets	1,155	Fair value of liabilities assumed	3,775

Non-current assets	10,476	Fair value of net assets acquired	10,396
Other assets(1)	2,886
Property, plant and equipment	34	Goodwill(4)	51,637
Intangible assets(2)	7,556

Fair value of assets acquired	14,171	Total consideration	62,033

.
(1)Refers to the allocation of the fair value assigned to the indemnity asset, related to the contingent liability, accruing by SELIC interest.
(2)Includes allocation of fair value assigned to intangibles of R$7,531, of which: (i) brand (R$774); (ii) customer portfolio (R$607); (iii) non-compete agreement (R$3,623); and (iv) relationships with suppliers and service providers (R$2,527).
(3)Refers to the allocation of the fair value attributed to the contingent liability, accruing by SELIC interest.
(4)Refers to the value of the goodwill calculated on the acquisition of Vale Saúde Sempre with the expectation of future synergies from the combination of the acquiree's businesses, which may be used for tax purposes.
The total consideration transferred was R$62,033, with the payment as follows: R$37,029, paid in cash upon conclusion of the Transaction, R$2,956 paid in 2023 and the balance of R$22,048 will be paid according to contractual clauses, restated by the DI rate variation.
The transaction costs incurred until the closing of the transaction on March 3, 2023, are approximately R$1.4 million. These costs are not considered components of the consideration transferred, and were recognized as expenses in the periods in which the costs were incurred.
From the date of acquisition until the conclusion of these individual and consolidated financial statements, Vale Saúde Sempre contributed R$12,288 in net operating revenue and R$3,521 in net profit to the Company.
c.6)Investment commitment with Polígono Capital – Vivo Money
The Company, in accordance with and for the purposes of CVM Resolution No. 44/2021, informed its shareholders and the market in general that, on July 31, 2023, an investment commitment was signed with the management company Polígono Capital (“Polígono”) and the investment fund managed by it for the issuance and subscription of senior shares of the Vivo Money Credit Rights Investment Fund (“Vivo Money”, controlled by the Company). Polígono's investment commitment, through investment funds managed by it, could be up to R$250 million and should occur over a maximum period of 24 months, in accordance with the growth of the credit portfolio. Vivo Money, which has been in operation since 2020, aims to acquire credit rights backed by personal loans, as well as credits arising from financing smartphones and other devices carried out in the Company's physical stores, within the scope of the “Vivo Money” product. Credit is granted to Vivo Money customers in a 100% digital, fast and practical way. Polígono is an independent manager, founded in February 2023, formed as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in the credit as a service market in Brazil. In July 2023, it had R$4 billion in assets under management and operates from contracting, implementing credit policy and portfolio management, to collecting securities. The commitment reinforces the Company's role as a digital services hub, facilitating its customers' access to other services that go beyond connectivity.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
On August 3, 2023 and November 1, 2023, Polígono made two contributions of R$15,000, totaling R$30,000, in Vivo Money and also a contribution of R$25 in Vivo Money II. These contributions to the funds, were recognized as financial liabilities (note 21.c.4).
c.7)Investment agreement for the establishment of a Joint-Venture - Company and Auren
On December 18, 2023, the Company, in the form and for the purposes of CVM Resolution No. 44/2021, informed its shareholders and the market in general that the Company and Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), signed an investment contract for the constitution of a joint venture, of which each shareholder will detain 50%, aimed at the sale of customized renewable energy solutions throughout Brazil (“Operation”).
The joint venture will unite the expertise of two key brands: Auren, a reference in renewable energy generation and leader in energy sales in the country; and Vivo, leader of the Brazilian telecommunications market, with over 112 million accesses, and a digital platform that is a reference in technology and connectivity, with increasing presence in digital ecosystems in both B2C and B2B. By combining Auren’s know-how in energy generation and commercialization with Company’s scale, digital penetration and distribution capacity, the future joint venture intends to position itself in the free energy market in Brazil, that is gradually being implemented, and, starting in January 2024, will be accessible to business customers connected to the high-voltage grid with demand below 500kW. The potential market for the joint venture is estimated to be over 72 thousand large companies including factories, offices and commercial establishments, in addition to preparing to, in the future, operate in the low-voltage and residential demands, in a scenario of the complete opening of the Brazilian electricity market. With the Operation, Company strengthens its leadership position by increasing its value proposition, while also standing out for its commitment to Environmental, Social and Governance (“ESG”). The closing of the Operation is subject to obtaining the applicable antitrust approvals, that are a precedent condition for the constitution of the joint venture. After its constitution, the new company will begin the necessary procedures to obtain the respective licenses and authorizations for the development of its business.
d)Tax Reform on consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Several topics, including the rates of new taxes, are still pending regulation by Complementary Laws (“LC”), which must be sent for evaluation by the National Congress within 180 days. The Reform model is based on a VAT divided (“dual VAT”) into two competences, one federal (Contribution on Goods and Services – CBS) and one sub-national (Tax on Goods and Services – IBS), which will replace PIS taxes , COFINS, ICMS and ISS.
A Selective Tax (“IS”) of federal jurisdiction was also created, which will apply to the production, extraction, commercialization or import of goods and services harmful to health and the environment, under the terms of LC, and there is an express provision that IS cannot apply to telecommunications services. There will be a transition period from 2024 to 2032, in which the two tax systems (old and new) will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known when the process of regulating pending issues by LC is finalized. Since the changes will be applied prospectively, there is no effect of the Reform on the financial statements as of December 31, 2023.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
2.BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
a)Statement of compliance
The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards“).
b)Basis of preparation and presentation
The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS Accounting Standards.
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
The Board of Directors authorized the issuance of this consolidated financial statements at the meeting held on February 7, 2024.
c)Functional and reporting currency
The Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.
The Company's functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.
Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.
d)Basis of consolidation
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
Information on the investees is presented in Note 12.b).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
e)Segment reporting
Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries' mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.
f)Significant accounting practices
Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company's financial statements are included in the respective notes to which they refer.
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2023 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2022 except for the changes required by the new pronouncements, interpretations and amendments, approved by the International Accounting Standards Board (IASB), which are effective from January 1, 2023, as follows:
•Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction: In May 2021, the IASB released amendments to IAS 12, which restrict the scope of the initial recognition exception under IAS 12, so that it does not applies more to transactions that give rise to equal taxable and deductible temporary differences. The changes shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.
•Amendments to IAS 8: Definition of accounting estimates: In February 2021, the IASB issued amendments to IAS 8, which introduces the definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction. In addition, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies; In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, which provide guides and examples to help entities apply materiality judgments to the disclosure of accounting policies. The amendments are to help entities disclose accounting policies that are more useful by replacing the requirement to disclose significant accounting policies for material accounting policies and adding guidance for how entities should apply the concept of materiality to make decisions about policy disclosures accounting. Since amendments to Practice Statement 2: Making Materiality Judgments provide non-mandatory guidance on applying the definition of material to accounting policy information, an adoption date for this amendment is not required.
The adoption of these amendments did not have any impact on the individual and consolidated financial statements in the initial period of adoption (January 1, 2023).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
New IFRS pronouncements, issues, amendments and interpretations of the IASB
The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company's financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
•Amendments to IFRS 16 – Lease liability in a sale and leaseback: In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a lessee uses in measuring the lease liability arising from a sale and leaseback transaction, to ensure that the lessee does not recognize any amount of gain or loss related to the right of use that it retains. The changes must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Early application is permitted and this fact must be disclosed.
•Amendments to IAS 1: Classification of liabilities as current or non-current: In January 2020, the IASB issued changes to IAS 1, in order to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) what a right to postpone settlement means; (ii) that the right to postpone must exist on the reporting date; (iii) that this classification is not affected by the likelihood of an entity exercising its right of postponement; and (iv) that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Furthermore, a requirement has been introduced to require disclosure when a liability arising under a loan agreement is classified as non-current and the entity's right to defer settlement depends on compliance with future commitments within twelve months. Changes must be applied retrospectively.
•Supplier financing agreements - Amendments to IAS 7 and IFRS 7: In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments, being: Disclosures to clarify the characteristics of financing agreements of suppliers and require additional disclosure of such agreements. The disclosure requirements in the amendments are intended to assist users of financial information in understanding the effects of supplier financing arrangements on an entity's liabilities, cash flows, and exposure to liquidity risk. Early application is permitted but will need to be disclosed.
The Company estimates that the adoption of these standards and amendments will not have a significant impact on the individual and consolidated financial statements in the initial period of adoption (January 1, 2024).
The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued before application is mandatory.
g)Significant accounting judgments estimates and assumptions
The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: corporate events in 2022 and 2023 (Business Combinations), trade accounts receivable; income and social contribution taxes; property, plant and equipment; intangible assets; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and risk and capital management.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
3.CASH AND CASH EQUIVALENTS
a)Accounting policy
These are financial assets, measured at amortized cost, maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value and when redeemable within 90 days.
b)Breakdown

	12.31.2023	12.31.2022
Short-term investments(1)	4,289,932	2,220,385
Cash and banks(2)	68,344	53,449
Total	4,358,276	2,273,834

.
(1)Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value, therefore classified as cash and cash equivalents. Income from these investments are recorded as financial income. On December 31, 2023, the average remuneration of these short-term investments corresponded to 101,5% of the CDI (96.70% on December 31, 2022).
(2)On December 31, 2023 and 2022, the Consolidated balances included R$19,474 and R$10,576, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 29).
4.FINANCIAL INVESTMENTS
a)Accounting policy
They are financial assets, measured at amortized cost, subject to a significant risk of change in value, not classified as cash and cash equivalents.
b)Breakdown

	12.31.2023	12.31.2022
Guarantee for legal proceedings(1)	36,169	43,522
Investment fund – FDIC	1,148	1,016
Total	37,317	44,538

Current	1,148	1,016
Non-current	36,169	43,522

(1)Refer to financial investments in guarantees for lawsuits (Notes 20 and 34.b).
5.TRADE ACCOUNTS RECEIVABLE
a)Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Company measures the provision for estimated impairment losses in an amount equal to the loss of credit expected for a lifetime.
b)Critical estimates and judgments
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
c)Breakdown

	12.31.2023	12.31.2022
Services and goods(1)	10,996,158	10,411,091
Interconnection amounts(1)/(2)	683,876	824,960
Vivo Money FIDC	358,000	182,805
Amounts from related parties (Note 29)(1)	68,924	67,669
Gross accounts receivable	12,106,958	11,486,525
Estimated impairment losses	(2,437,845)	(2,396,382)
Net accounts receivable	9,669,113	9,090,143

Current	9,318,077	8,691,114
Non-current	351,036	399,029

(1)The consolidated include R$2,551,270 and R$2,339,241 to be billed to customers on December 31, 2023 and 2022, respectively. It also includes the amounts of contractual assets (Note 25.a), shown in item d), of this note.
(2)Refer to billed amounts from other telecommunications operators.
Balances of non-current trade accounts receivable include:

	12.31.2023	12.31.2022
B2B merchandise resale portion – 24 months	207,405	235,368
Vivo TECH product(1)	424,404	443,761
Nominal amount receivable	631,809	679,129
Deferred financial income	(73,696)	(88,610)
Present value of accounts receivable	558,113	590,519
Estimated impairment losses	(207,077)	(191,490)
Net amount receivable	351,036	399,029

(1)The maturity schedule of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.
On December 31, 2023, and 2022, no customer represented more than 10% of trade accounts receivable, net.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The following are amounts receivable, by maturity:

	12.31.2023	12.31.2022
Falling due	7,887,693	7,575,318
Overdue – 1 to 30 days	1,134,381	876,229
Overdue – 31 to 60 days	270,926	189,164
Overdue – 61 to 90 days	140,426	139,827
Overdue – 91 to 120 days	138,234	121,984
Overdue – over 120 days	97,453	187,621
Total	9,669,113	9,090,143
a)Changes in contractual assets

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on December 31, 2021	178,601	(31,491)	147,110
Additions	342,688	—	342,688
Write-offs	(390,046)	4,940	(385,106)
Balance on December 31, 2022	131,243	(26,551)	104,692
Additions	254,379	—	254,379
Write-offs	(267,826)	1,861	(265,965)
Balance on December 31, 2023	117,796	(24,690)	93,106
b)Changes in estimated losses for impairment

Balance on December 31, 2021	(2,171,336)
Supplement to estimated losses, net of reversal (Note 26)	(1,315,614)
Write-off	1,126,600
Business combination – Garliava (note 1.c.3)	(36,032)
Balance on December 31, 2022	(2,396,382)
Supplement to estimated losses, net of reversal (Note 26)	(1,362,678)
Write-off	1,321,215
Balance on December 31, 2023	(2,437,845)
6.INVENTORIES
a)Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Breakdown

	12.31.2023	12.31.2022
Materials for resale	836,799	772,469
Materials for consumption	38,422	36,255
Other inventories	39,263	45,906
Gross inventories	914,484	854,630
Estimated losses from impairment or obsolescence	(91,670)	(64,906)
Net total	822,814	789,724
7.PREPAID EXPENSES

	12.31.2023	12.31.2022
Incremental costs in obtaining contracts with customers (1)	1,986,764	1,433,893
Software and networks maintenance	397,931	306,438
Advertising and publicity	197,315	191,366
Personal	120,138	78,698
Financial charges	101,743	37,585
Rental	20,067	35,336
Insurance, satellites and links and other	82,701	51,596
Total	2,906,657	2,134,912

Current	1,434,042	1,141,521
Non-current	1,472,615	993,391

(1)Incremental costs in obtaining contracts with customers are substantially represented by sales commissions paid to partners to obtain customer contracts arising from the adoption of IFRS 15, which are deferred to income in accordance with the term of the contract and/or economic benefit to be generated, usually 2 to 6 years.
Below, we present the movement of incremental costs in obtaining contracts with customers:

Balance on December 31, 2021	766,730
Additions	1,165,051
Write-offs (amortizations)	(578,671)
Business combination – Garliava (Note 1.c.3)	80,783
Balance on December 31, 2022	1,433,893
Additions	1,255,877
Write-offs (amortizations)	(703,006)
Balance on December 31, 2023	1,986,764

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
8.INCOME AND SOCIAL CONTRIBUTION TAXES
a)Accounting policy
a.1)Current taxes
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
a.2)Deferred taxes
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Critical estimates and judgments
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
c)Income and social contribution taxes recoverable

	12.31.2023	12.31.2022
Income taxes recoverable	649,400	542,325
Social contribution taxes recoverable	103,193	80,135
Total	752,593	622,460
d)Income and social contribution taxes payable

	12.31.2023	12.31.2022
Income taxes payable	149,763	80,828
Social contribution taxes payable	50,907	26,674
Total	200,670	107,502

Current	3,515	3,064
Non-current	197,155	104,438
The amounts on December 31, 2023 and 2022, include R$198,205 and R$104,438, respectively, referring to taxes covered by IFRIC 23 (Note 8.g).
e)Deferred taxes
e.1)Breakdown and changes
Below, we present the composition and movement of the main components of deferred income tax (“IR”) and social contribution (“CS”).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

	Balance on 12.31.2021	Income statement	Comprehensive income	Balance on Business combination – Garliava (Note 1.3.c)	Balance on 12.31.2022	Income statement	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,812,790	(446,080)	—	—	2,366,710	(268,979)	—	2,097,731
Income and social contribution taxes on temporary differences(2)	(6,863,086)	798,889	26,189	218,670	(5,819,338)	400,539	79,573	(5,339,226)
Provision for legal, labor, tax civil and regulatory contingencies	2,079,570	183,889	—	191,930	2,455,389	(65,121)	—	2,390,268
Trade accounts payable and other provision	1,134,942	370,418	—	—	1,505,360	390,283	—	1,895,643
Customer portfolio and trademarks	(236,918)	26,477	—	—	(210,441)	32,283	—	(178,158)
Estimated losses on impairment of accounts receivable	610,332	56,067	—	—	666,399	(44,353)	—	622,046
Estimated losses from modems and other P&E items	125,218	(11,906)	—	68,509	181,821	(71,836)	—	109,985
Pension plans and other post-employment benefits	217,894	14,079	26,335	—	258,308	26,798	79,229	364,335
Profit sharing	163,268	26,480	—	—	189,748	33,672	—	223,420
Licenses	(2,681,921)	228,663	—	—	(2,453,258)	86,856	—	(2,366,402)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	—	—	—	(7,240,590)	(203,217)	—	(7,443,807)
Property, plant and equipment of small value	(889,433)	(139,905)	—	—	(1,029,338)	(161,340)	—	(1,190,678)
Technological Innovation Law	(13,093)	3,319	—	—	(9,774)	2,616	—	(7,158)
On other temporary differences (3)	(132,355)	41,308	(146)	(41,769)	(132,962)	373,898	344	241,280
Total deferred tax (Liabilities), non-current	(4,050,296)	352,809	26,189	218,670	(3,452,628)	131,560	79,573	(3,241,495)

Deferred tax assets	7,898,149				8,674,222			9,177,084
Deferred tax liabilities	(11,948,445)				(12,126,850)			(12,418,579)
Deferred tax liabilities, net	(4,050,296)				(3,452,628)			(3,241,495)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	121,748				379,093			177,245
Deferred tax (Liabilities)	(4,172,044)				(3,831,721)			(3,418,740)

(1)Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.
(2)Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.
(3)Includes R$320,700 relating to deductible temporary differences arising from the Garliava acquisition whose corresponding deferred income tax asset was not recognized upon acquisition and realized during the year 2023.
e.2)Unrecognized tax credits
On December 31, 2023 and 2022, the Company has unrecognized deferred tax assets related to IR on tax losses and CS on negative basis on the accounting books of some of its subsidiaries, being: (i) R$24,199 on December 31, 2023 for the subsidiaries POP, Recicla V, TGLog, and CloudCo; and (ii) R$75,003 on December 31, 2022 for the subsidiaries POP, Recicla V, TGLog, CloudCo and TIS as the generation of future taxable profits for the use of these credits is not likely.
On December 31, 2023, the subsidiaries TIS and IoTCo recognized the amounts of R$81,652 and R$6,454, respectively, referring to deferred tax assets relating to IR on tax losses and CS on a negative basis as they began to generate future taxable profits for the use of these credits.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
e.3)Expected realization
Below, we present the expected periods for the realization of net deferred taxes, based on projections that may change in the future.

Year
2024	2,818,862
2025	406,649
2026	571,076
2027	852,317
2028	228,779
2029 onwards	(8,119,178)
Total	(3,241,495)
f)Reconciliation of income tax and social contribution expense
The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.
Below we present the reconciliations of the tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Income before taxes	5,573,916	4,831,591	5,959,529
Income and social contribution tax expenses, at the tax rate of 34%	(1,895,131)	(1,642,741)	(2,026,240)
Permanent differences
Tax benefit related to interest on equity allocated	881,202	705,500	929,900
IR and CS on interest SELIC update of undue debts	89,254	277,424	—
Non-deductible expenses, gifts, incentives	(95,677)	(84,844)	(87,115)
Exploration profit	90,258	76,174	24,185
Equity pickup	(4,623)	(8,072)	39,869
Unclaimed interest on equity	(19,253)	(56,933)	(38,311)
Deferred taxes on tax losses, negative basis and temporary differences recognized in subsidiaries	84,274	—	—
Composition of CSLL tax loss and negative base (SELIC update of undue debts)(1)	—	—	1,407,523
Other (2)	335,757	(40,197)	20,017
Tax debits	(533,939)	(773,689)	269,828

Effective rate	9.6%	16.0%	(4.5)%
Current income and social contribution taxes	(665,499)	(1,126,498)	(84,661)
Deferred income and social contribution taxes	131,560	352,809	354,489

.
(1)On July 8, 2020, the Company filed Writ of Mandamus No. 5012373-88.2020.4.03.6100 providing protection in recognizing challenges of its claims of illegality and unconstitutionality of the requirement to pay Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) on interest income accruals at the SELIC rate arising from improperly collected taxes.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

On September 24, 2021, the plenary of the Federal Supreme Court ("STF") judged, under the virtual system, the Extraordinary Appeal No. 1.063.187/SC, under general repercussion topic 962, which deals with IRPJ and CSLL on SELIC interest income on overpayments, similar to the Writ of Mandamus above. This judgment accepted, by unanimous vote, agreed to the claims of unconstitutionality for levying IRPJ and CSLL on tax overpayment. On September 30, 2021, the Judgment Minutes were published and, on December 16, 2021, the full decision was published.

Considering the effects of the general repercussion, the Company reprocess previous years' calculations and its tax losses increased. The company determined it will be able to utilize those additional tax losses based on future projections for profitability/profitability of the business. As a result of these assessments, in 2021 the Company recognized the amount of R$1,407,523, of which R$1,405,565 in deferred income tax and social contribution assets and R$1,958 in recoverable income tax and social contribution assets with a corresponding credit in the income tax and social contribution result. For 2022, as a result of the final and unappealable decision favorable to the claim, certified in the records on August 27, 2022, the Company has already been excluding the SELIC update on tax undue debts based on IRPJ and CSLL.
(2)Includes R$320,700 relating to deductible temporary differences arising from the Garliava acquisition whose corresponding deferred income tax asset was not recognized upon acquisition and realized during the year 2023.
g)Uncertainties about Income tax treatments
The Company and its subsidiaries have several assessments issued by the Federal Revenue of Brazil (“RFB”) for allegedly undue deductions of expenses, mainly related to the amortization of goodwill, in various administrative and judicial bodies, in the consolidated amount of R$30,577,416 on December 31, 2023 (R$29,882,262 on December 31, 2022). The Administration, supported by the position of its legal advisors, understands that a large part of these deductions will probably be accepted in decisions of higher courts of last instance (probability of acceptance greater than 50%).
Of this amount, for tax treatments in which the Company and its subsidiaries understand that the probability of loss is greater than 50%, non-current income tax and social contribution liabilities were recognized in the amount of R$198,205 on December 31, 2023 (R$104,438 on December 31, 2022). These actions involve compensation for overpayment of income tax and social contribution not approved by the RFB.
9.TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.2023	12.31.2022
State VAT (ICMS)(1)	2,062,276	2,181,377
PIS and COFINS(2)	261,261	981,848
Withholding taxes and contributions(3)	191,475	140,686
Other taxes	98,063	136,719
Total	2,613,075	3,440,630

Current	1,937,770	2,571,170
Non-current	675,305	869,460

(1)Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$635,800 and R$626,636 on December 31, 2023 and 2022 , respectively.
(2)On May 13, 2021, the STF rendered a favorable decision for Leading Case RE 574706 in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, the Company recognized in 2021 a credit in the amount of R$2,269,391 referring to two lawsuits that later became final on June 25, 2021 and on May 27, 2022. These processes have already been authorized by the RFB and the Company is already offsetting the credits against taxes payable.

Additionally, the Company has another case that received a final ruling in 2018 for which it had previously recognized the credit for the period from July 2002 to July 2014. The remaining portion of this process, relating to the period from April 1998 to June 2002, was not recognized at that time, as the Company considered it to be a contingent asset and, therefore, did not meet the parameters for accounting recognition. In August 2022, based on the legal precedents of the STF decisions on a similar Leading Case, management, supported by its legal advisors, concluded that estimated recoverability is assured and therefore the remaining portion of the credit was recognized of R$1,145,658, in 2022. Also, in 2022, after approval of the credit with the RFB, the Company started offsetting the credits against taxes payable. In the year ended December 31, 2023, after evaluating a complementary issue, the Company offset additional tax credit in the amount of R$522,217, which was recognized in the income statement to the extent that the credits were effectively offset.
On December 31, 2022, the outstanding balance for compensation of the aforementioned processes recorded in current assets was R$786,857.
(3)Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
10.JUDICIAL DEPOSITS AND GARNISHMENTS
In some situations, due to legal requirements or to suspend the enforceability of the tax credit, judicial deposits are made and bank balances are blocked to ensure the continuity of the processes under discussion.
Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.2023	12.31.2022
Judicial deposits
Tax	1,628,645	1,558,762
Civil(1)	860,248	1,379,698
Regulatory	312,520	303,274
Labor	88,986	117,825
Total	2,890,399	3,359,559
Garnishments	21,530	23,428
Total	2,911,929	3,382,987

Current (1)	72,516	592,369
Non-current	2,839,413	2,790,618

(1)On December 31, 2022, includes R$522,297, referring to the judicial deposit updated to comply with the preliminary decision of the 7th Business Court of the District of the Capital of the State of Rio de Janeiro, relating to the acquisition of Garliava in 2022. As described in Post-Closing Price Adjustment” of note 1.c.3, in 2023 the Company wrote off the judicial deposit of the retained amount (R$488,458), plus interest and/or monetary correction applicable, offsetting 50% of the amount allocated as debt (note 21.c.3.3.1) and the other 50% in the updated amount of R$277,198, was raised by the Company before the Arbitration Chamber on October 4, 2023.
The table below presents the classified balances on December 31, 2023 and 2022 of the tax judicial deposits (classified by tax).

Tax	12.31.2023	12.31.2022
Universal Telecommunication Services Fund (FUST)(1)	596,356	564,261
State Value-Added Tax (ICMS)(2)	406,397	389,003
Social Contribution Tax for Intervention in the Economic Order (CIDE)(3)	325,423	309,329
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	60,462	57,112
Telecommunications Inspection Fund (FISTEL)	53,360	50,399
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	35,770	47,336
Withholding Income Tax (IRRF)	43,396	41,014
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	25,905	22,378
Other taxes, charges and contributions	81,576	77,930
Total	1,628,645	1,558,762

.
(1)The Company and/or its subsidiaries filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00. The amounts related to these expenses are deposited.
(2)The Company is party to legal proceedings related to: (i) ICMS on operations with payment based on estimates; (ii) ICMS FECP; (iii) right to ICMS credit on the acquisition of property, plant and equipment and electricity; (iv) ICMS on amounts given as discounts and (v) consignment in payment of ICMS amounts referring to part of pay TV operations.
(3)The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
11.OTHER ASSETS

	12.31.2023	12.31.2022
Related-party receivables (Note 29)	268,246	434,229
Sale of real estate and other receivables	157,352	141,480
Advances to employees and suppliers	133,615	120,914
Surplus from post-employment benefit plans (Note 31)(1)	74,048	4,161
Subscription bonus(2)	—	56,409
Subletting of assets and other amounts to be realized	50,369	56,316
Total	683,630	813,509

Current	539,339	487,201
Non-current	144,291	326,308

(1)On December 31, 2023 includes the amount of R$69,015 referring to the distribution of the PBS-A surplus.
(2)On December 31, 2023, the Company exercised the right to subscribe to the bonus, transferring the interest adjusted amount of R$57,001 to investments and maintaining its equity interest (Note 12.b), pursuant to the contractual conditions of the FiBrasil Transaction in 2021.
12.INVESTMENTS
a)Accounting policy
The Company and its subsidiaries hold investments in subsidiaries and jointly controlled companies, in addition to business combinations.
a.1)Subsidiary
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
There is usually a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing whether it has power over an investee, including: (i) the contractual agreement between the investor and other holders of voting rights; (ii) rights arising from other contractual agreements; and (iii) the Company's voting rights and potential voting rights. The Company assesses whether it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three aforementioned control elements.
The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
a.2)Joint control
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
Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 24.f).
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
a.3)Business combination
Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree.
In the parent company, the difference between the amount paid and the equity value of the acquired entities is recognized in investments. For the consolidated information, the amounts of fair values and goodwill are allocated according to their nature.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Information on investees
On December 31, 2023 and 2022, the Company held direct equity interests in subsidiaries and jointly controlled companies, as follows:

		Equity interests
Investees	Type of investment	31.12.2023	31.12.2022	Country (Headquarters)	Core activity
Terra Networks Brasil Ltda ("Terra Networks")(1)	Controlled	100.00%	100.00%	Brasil	Portals, content providers and other information services on the internet
Telefônica Transportes e Logística Ltda ("TGLog")	Controlled	100.00%	100.00%	Brasil	Transports and logistics
POP Internet Ltda ("POP")(2)	Controlled	100.00%	100.00%	Brasil	Internet
Vivo Money Fundo de Investimento em Direitos Creditórios ("Vivo Money")	Controlled	100.00%	100.00%	Brasil	Credit Rights Investment Fund
Vivo Money Fundo de Investimento em Direitos Creditórios II ("Vivo Money II") (nota 1.c.6)	Controlled	100.00%	—	Brasil	Credit Rights Investment Fund
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”)(3)	Controlled	—	100.00%	Brasil	Telecommunications
Vivo Ventures Fundo de Investimento em Participações Multiestratégia (“Vivo Ventures”)	Controlled	98.00%	98.00%	Brasil	Investment funds
Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)	Controlled	50.01%	50.01%	Brasil	Consulting in information technology
Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)	Controlled	50.01%	50.01%	Brasil	Consulting in information technology
Aliança Atlântica Holding B.V. ("Aliança")	Joint control	50.00%	50.00%	Holanda	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
VivaE Educação Digital S.A. ("VIVAE")	Joint control	50.00%	50.00%	Brasil	Training in professional and managerial development
FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)	Joint control	25.01%	25.01%	Brasil	Technical advice on telecommunications networks

(1)Terra Networks is the full and direct controller of TIS, a company based in Brazil, whose main activities are the exploration and provision of services and security activities, among others. On October 3, 2022, TIS acquired all of the shares representing the share capital of Vita IT. On November 30, 2023, TIS incorporated Vita IT (note 1.c.4.).
(2)POP is the full and direct controller of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (“Recicla V”), headquartered in Brazil, whose main activities are the purchase and sale of scrap copper, aluminum, lead, iron and other materials, among others. POP is also the controller of Vale Saúde Semper, acquired on March 3, 2023, headquartered in Brazil, with its main activities being accreditation, capture, transmission, processing and financial settlement with prepaid debit cards in the healthcare segment (note 1.c.5).
(3)Garliava was acquired by the Company on April 20, 2022 and incorporated on February 28, 2023 (note 1.c.3).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Below, we present summarized information on the jointly controlled subsidiaries of the Company:

	12.31.2023
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	240,018	1,727	238,291	–	5,556
AIX	50,097	30,720	19,377	69,083	246
ACT	46	4	42	95	2
VIVAE	18,096	2,410	15,686	73	(7,697)
FiBrasil	2,019,278	1,143,749	875,529	289,097	(39,057)

	12.31.2022
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	242,652	305	242,347	—	912
AIX	51,733	32,548	19,185	65,681	178
ACT	44	3	41	104	3
VIVAE	18,842	1,694	17,148	—	(2,852)
FiBrasil	1,881,965	1,195,384	686,581	176,660	(94,384)
c)Changes in investments

	Joint control	Other investments	Total investments
Balance on December 31, 2021	355,942	348	356,290
Share of net profit of joint ventures accounted for using the equity method	(23,742)	—	(23,742)
Capital contribution – cash and cash equivalents (FiBrasil and ViivaE)	33,750	—	33,750
Investments by the subsidiary Vivo Ventures	—	15,958	15,958
Equity transactions (FiBrasil)	2,409	—	2,409
Other comprehensive income (Aliança and other investments)	(16,258)	(212)	(16,470)
Balance on December 31, 2022	352,101	16,094	368,195
Share of net profit of joint ventures accounted for using the equity method	(10,710)	—	(10,710)
Capital contribution – cash and cash equivalents (VivaE)	3,117	—	3,117
Dividends (AIX and ACT)	(51)	—	(51)
Capital Transactions	23	—	23
Investments by the subsidiary Vivo Ventures	—	26,191	26,191
Bonus subscription exercise (FiBrasil)	57,001	—	57,001
Other comprehensive income (Aliança and other investments)	(4,806)	(90)	(4,896)
Balance on December 31, 2023	396,675	42,195	438,870

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
13.PROPERTY, PLANT AND EQUIPMENT
a)Accounting policy
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
b)Critical estimates and judgments
The accounting treatment of investment in fixed assets includes estimating the useful life period for depreciation purposes, particularly for assets acquired in business combinations.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting the time and nature of future technological changes.
Information on the recoverability of fixed assets is presented in Note 15.
c)Description, Breakdown and changes
We present a brief description of the main items that make up fixed assets.
•Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.
•Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.
•Lending equipment: Includes cellphones and modems in the lending modality.
•Terminal equipment: Includes private telephone switching centers, public telephones and other terminal equipment.
•Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2021	22,661,180	13,801,906	4,330,107	1,031,510	266,946	649,604	1,667,238	44,408,491
Additions(1)	74,814	3,208,050	110,072	2,852	—	191,469	6,559,874	10,147,131
Write-offs, net(2)	(8,607)	(58,311)	7	(81)	(14,861)	(2,346)	(10,131)	(94,330)
Net transfers(3)	2,828,009	310,129	2,301,010	80,963	—	10,328	(5,631,285)	(100,846)
Subletting	—	1,665	—	—	—	—	—	1,665
Business combination – Garliava (note 1.c.3)	126,530	541,826	—	—	—	1,589	4,221	674,166
Business combination – Vita IT (note 1.c.4)	—	—	—	—	—	1,853	—	1,853
Depreciation (Note 26)	(3,366,948)	(3,522,398)	(1,592,158)	(438,026)	—	(220,415)		(9,139,945)
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185
Additions(1)	166,766	4,540,935	102,262	6,406	—	75,836	5,609,550	10,501,755
Write-offs, net(2)	(2,914)	(346,320)	(133)	(81)	(2,549)	(6,214)	(11,694)	(369,905)
Net transfers(3)	4,163,467	278,710	1,993,228	75,793	—	5,530	(6,651,218)	(134,490)
Subletting	—	(36,800)	—	—	—	—	—	(36,800)
Business combination – VSS (note 1.c.5)	—	—	—	—	—	34	—	34
Depreciation (Note 26)	(3,375,429)	(3,790,213)	(1,842,701)	(337,951)	—	(194,338)	—	(9,540,632)
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

Balance on December 31, 2022
Cost	85,373,094	38,168,495	27,432,268	6,503,428	252,085	5,770,136	2,589,917	166,089,423
Accumulated depreciation	(63,058,116)	(23,885,628)	(22,283,230)	(5,826,210)	—	(5,138,054)	—	(120,191,238)
Total	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185

Balance on December 31, 2023
Cost	88,601,631	42,700,577	29,511,295	6,571,924	249,536	5,836,449	1,536,555	175,007,967
Accumulated depreciation	(65,334,763)	(27,771,398)	(24,109,601)	(6,150,539)	—	(5,323,519)	—	(128,689,820)
Total	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

(1)Additions from property, plant and equipment mainly refers to: (i) in 2023: investments mainly concentrated in networks, which included 4G and 5G mobile access, transmission backhaul, backbone and network and FTTH customers. The investments helped sustain our commercial and revenue growth, whilst maintaining the quality of services provided and were also designed to prepare us for medium-term growth.; (ii) in 2022: expansion of the fiber network, maintenance and expansion of the 4G mobile network and launch of the 5G mobile network in Brazilian capitals, in addition to investments to integrate Oi Móvel customers.
(2)In infrastructure, includes the amounts of R$335,351 and R$52,092 in 2023 and 2022, respectively, referring to the cancellation of lease agreements.
(3)Total balances refer to transfers between classes of fixed and intangible assets (note 14.c).
d)Depreciation rates
In the years ended December 31, 2023 and 2022, the Company carried out, with the help of a specialized company, valuations of the useful lives applied to its property, plant and equipment through the direct comparative method of market data.
The work indicated the need for changes in the useful life and annual depreciation rates of some items in the asset classes. These changes in the accounting estimate reduced depreciation expenses by R$88,292 and R$295,464 in 2023 and 2022, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Below, we present the annual depreciation rates for the years ended December 31, 2023 and 2022, except for lease assets, which are presented in note 13.e.

Description	12.31.2023			12.31.2022
Switching and transmission equipment and media	2.50%	to	19.67%	2.50%	to	14.29%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%
Lending equipment	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	50.00%	10.00%	to	25.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%
e)Additional information on leases
e.1)Breakdown and changes
Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.c).

	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2021	10,461,558	280,912	10,315	10,752,785
Additions	3,118,054	39,688	71,596	3,229,338
Subletting (note 13.c)	1,665	—	—	1,665
Depreciation	(2,973,283)	(75,384)	(903)	(3,049,570)
Business combination – Garliava (nota 1.c.3)	526,515	—	—	526,515
Cancellation of contracts	(52,092)	—	—	(52,092)
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	4,442,927	20,134	(61,223)	4,401,838
Subletting (Note 13.c)	(36,800)	—	—	(36,800)
Depreciation	(3,290,201)	(61,831)	(1,312)	(3,353,344)
Cancellation of contracts	(335,351)	—	(4,867)	(340,218)
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117

Balance on December 31, 2022
Cost	20,946,410	375,767	199,695	21,521,872
Accumulated depreciation	(9,863,993)	(130,551)	(118,687)	(10,113,231)
Total	11,082,417	245,216	81,008	11,408,641

Balance on December 31, 2023
Cost	25,166,150	395,901	133,432	25,695,483
Accumulated depreciation	(13,303,158)	(192,382)	(119,826)	(13,615,366)
Total	11,862,992	203,519	13,606	12,080,117

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
e.2)Depreciation rates
Below, we present the annual depreciation rates for the years ended December 31, 2023 and 2022.

Description	12.31.2023			12.31.2022
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	40.00%	26.09%	to	40.00%
f)Property, plant and equipment items pledged in guarantee
On December 31, 2023, the Company had property and equipment pledged in guarantee for lawsuits, of R$101,220 (R$95,980 on December 31, 2022).
g)Concession balance
The Fixed Switched Telephone Service concession model, adopted in 1998 with the signing of contracts following the privatization of the telecommunications sector, served as the new basis for the provision of telecommunications services in Brazil. Over more than 20 years, concessionaires had expanded the universalization of the fixed telephone service, which, before privatization, was expensive, out of reach of the populace and suffered long installation queues of months or years. During this period, the concession contracts suffered shocks as a result of several events that occurred throughout their term, which have repercussions on the originally contracted financial equation to this day, causing a reduction in revenue and increases in planned costs.
As the end of the term of the concession contracts approaches, a consensus is being sought with the regulatory body to assure a fair economic-financial equilibrium.
However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.
On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.
After the Company's initial allegations, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL's defense. On October 18, 2022, a response was presented by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
At that hearing, it was agreed that the Parties would present a statement on the bifurcation of the arbitration procedure, so that part of the procedure could be judged by means of a partial award. Both did so and, on March 23, 2023, the Arbitral Tribunal decided that it would issue a partial judgment on the issues related to (i) the objective arbitrability of the claimant's indemnity claim for the period after 2020, with regard to the alleged unsustainability of the concession; (ii) the objective arbitrability of the indemnity claim referring to the material error in the granting of STFC tariff adjustments and (iii) the incidence of estoppel and prescription phenomena on claims related to supposedly unbalanced events. Based on the decision that there would be a partial sentence on the subject, the Company, on May 22, 2023, presented its final arguments and was awaiting the sentence that would be handed down by the Court.
However, the parties began debates on the possibility of a potential consensual solution to the matters exposed in the arbitration, together with the TCU. Therefore, the Company presented a request to suspend the arbitration procedure, which was corroborated by ANATEL and accepted by the TCU and which is expected to be renewed while debates on consensuality continue. On September 26, 2023, ANATEL approved and then, on October 4, 2023, forwarded to the TCU the request for a Consensual Solution to resolve existing disputes between ANATEL and the Company, registered under Process No. 036.366/2023 -4. The parties await the TCU's deliberation on the admissibility of the aforementioned request for a consensual solution. If the request is accepted by the TCU, a Commission will be established and will have a maximum of 120 days to reach a consensus. After that, final approval by the TCU may take up to 90 days.
h)Adaptation of the model
On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes to the telecommunication's regulatory framework allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.
In accordance with this Law, ANATEL presented on July 5, 2022 a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization, to be validated by TCU. In a session held on March 22, 2023, the methodology applied by ANATEL was approved by TCU, conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023, the balance of service adequacy (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value. The value of the balance should be assessed by the Company, within 120 (one hundred and twenty) days, however with the possibility of an agreement between ANATEL and the concessionaires involving arbitration and migration to be taken within the scope of a consensual solution with the TCU, ANATEL granted the suspension of the aforementioned deadline. In any case,if the balance value is confirmed and accepted by the Company,it will be converted into investment projects not yet defined by ANATEL.
i)Reversible assets
The concession contract for the Company's STFC identifies the assets essential to the provision of such service in the concession area.
On April 12, 2021, Resolution 744 was published in the official gazette (“DOU“), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON“).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.
The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.
Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.
Although Resolution 744 requires a list of Reversible Assets (“RBR“) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.
However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding will still be examined by the Court. The process is suspended due to a decision made by TCU minister.
14.INTANGIBLE ASSETS
a)Accounting policy
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
•Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
•Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lives.

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
b)Critical estimates and judgments
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
Information on the recoverability of fixed assets is presented in note 15.
c)Breakdown and changes
A brief description of the key intangible asset items with finite useful lives, is as follows:
•Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.
•Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.
•Trademarks and customer portfolio: This includes intangible assets acquired through business combination.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2021	22,868,268	14,906,531	4,771,275	736,794	369,238	39,524	412,677	44,104,307
Additions(2)	—	190,066	352,128	—	—	—	2,260,031	2,802,225
Write-offs, net(3)	—	—	1,378	—	—	—	(149)	1,229
Net transfers(3)	—	—	2,077,044	—	—	—	(1,976,198)	100,846
Business combination – Garliava (Note 1.c.3)	3,394,710	2,612,566	—	—	96,195	—	—	6,103,471
Business combination – Vita IT (note 1.c.4)	98,851	—	177	4,527	29,545	—	—	133,100
Amortization (Note 26)	—	(1,417,412)	(1,853,464)	(84,770)	(161,188)	(3,094)	—	(3,519,928)
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions(2)	—	63,132	182,161	—	—	—	2,677,678	2,922,971
Write-offs, net(3)	—	—	(969)	—	—	—	—	(969)
Net transfers	—	—	2,706,031	—	—	—	(2,571,541)	134,490
Business combination – Vita IT (note 1.c.4)	(22,770)	—	—	(451)	(18,122)	12,324	—	(29,019)
Business combination – Vale Saúde Sempre (Note 1 c.5)	51,637	—	—	774	607	6,175	—	59,193
Amortization (Note 26)	—	(1,467,824)	(2,178,762)	(84,972)	(110,475)	(6,908)	—	(3,848,941)
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

Balance on December 31, 2022
Cost	26,361,829	29,685,824	25,029,658	1,663,424	4,566,457	269,639	696,361	88,273,192
Accumulated amortization	—	(13,394,073)	(19,681,120)	(1,006,873)	(4,232,667)	(233,209)	—	(38,547,942)
Total	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250

Balance on December 31, 2023
Cost	26,390,696	29,748,956	27,908,360	1,663,747	4,548,942	288,112	802,498	91,351,311
Accumulated amortization	—	(14,861,897)	(21,851,361)	(1,091,845)	(4,343,142)	(240,091)	—	(42,388,336)
Total	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

(1)Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and VSS (2023).
(2)Licenses refer to the acquisition of 5G licenses (in 2021) and extensions of authorizations for the right to use radio frequencies for SMP exploration.
(3)Total balances refer to transfers between classes of fixed and intangible assets (Note 13.c).
d)Amortization rates
Below, we present the annual amortization rates for the years ended December 31, 2023 and 2022.

Description	12.31.2023			12.31.2022
Licenses	3.60%	to	20.34%	3.60%	to	20.00%
Softwares	20.00%			20.00%
Trademarks	5.13%	to	23.50%	7.7%
Customer portfolio	9.52%	to	20.70%	12.50%	to	20.00%
Other intangible assets	6.67%	to	20.00%	6.67%	to	20.00%

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
e)Licenses / authorizations
In the following table, we briefly present the information on the authorizations of each sub-band held by the Company for use in the SMP, as well as the events that occurred in 2023 related to their respective extensions (when applicable).

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations	Events in 2023
700 MHz	National	—	2029	—
850 MHz	National (except AL, CE, PB, PE, PI e RN)	GO (sector of 24 do PGO); MS (sector 21 of PGO); MG (sector2 of PGO); RS (sector 29 of PGO); and SP (except sector 33 of PGO)	2023-2028	(1)
900 MHz	ES, RJ, AM, AP, RR, PA, MA, SE, BA, AC, DF, MT, RO, MS, SC, TO, RS, GO and PR	MS (sector 21 of PGO); RS (sector 29 of PGO); GO (sector of 24 do PGO) and PR (sector 19 of PGO)	2023 (expired)	(2)
	MG, AM, RR, AP, PA, MA, BA, SE and SP (except area 11)	Authorizations arising from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.3)	2031-2032	—
1.800 MHz	National (except MG)	—	2032	(3)
	National (except area 43 – PR)	Authorizations arising from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.3)	2031-2032	—
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035	—
	MG (sector 2 PGO)	—	2032	(4)
2.100 MHz	National	—	2038	(5)
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 PGO), RS, PR and SC	Authorizations arising from the acquisition of part of UPI Ativos Móveis from Oi in 2022 (note 1.c.3)	2038	—
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 of PGO); MG (sector 2 of PGO); MS (except sector 22 of PGO) and GO (except sector 25 of PGO)	2041	—
2.500 MHz	National	—	2027-2031	—
3.500 MHz	National		2041	—
26 GHz	National		2041	—

(1)Extension of authorizations in 850 MHz: In accordance with the provisions of Agreement No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for the use of subbands in 850 MHz MHz held by Telefônica states of Minas Gerais, Bahia, São Paulo, Tocantins, Goiás, Espírito Santo and Sergipe whose terms ended, respectively, in the months of April, June, August, October (Goiás and Tocantins), November and December 2023. As with the other authorizations in 850 MHz, the Agency determined that the amount due for the extension must be calculated based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-bands.
(2)Non-extension of authorizations in 900 MHz (except MG): The Board of Directors of ANATEL, through Agreement nºNo. 105, of April 28, 2023, determined that the terms of authorization associated with the sub-bands in 900 MHz would not be extended, except in the state of MG (sectors 2 and 3 of the PGO), claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company.
(3)Extension of radio frequency authorizations in 1800 MHz (except MG): Also through Agreement nº 105, of April 28, 2023, the Board of Directors of ANATEL decided to extend the terms of authorization for the use of sub-bands in 1800 MHz until 2032, signaling the completion on this date of a sectoral relocation of the channels associated with the sub-bands, along the same lines as that intended for the sub-bands in 850 MHz. Considering the forecast established in the original renewal authorization terms for a period of 15 years (expiring in 2038), this decision resulted in a reduction of 6 years in the expected validity of the extended terms, with the exception of the 900 MHz and 1800 MHz authorizations in sector 3 of the PGO (region of the state of Minas Gerais), already previously extended until 2035.
(4)Extension of authorizations at 900 and 1800 MHz (MG): In relation to authorizations at 900 and 1,800 MHz for the state of MG (sector 2 of the PGO), it is important to inform that ANATEL, through Ruling No. 215, of 25 August 2023, determined the extension, until December 22, 2032, of the right-of-use authorizations held by Telefônica,the first extension of which expired in April 2023
(5)Extension of authorizations in 2,100 MHz: Through Ruling No. 102, of April 28, 2023, ANATEL communicated the decision to extend the authorizations held by the Company for the 2,100 MHz radio frequency sub-band until 2038.As this concerns the In the first extension period, payment will be made on a biannual basis (note 23) starting in 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
15.IMPAIRMENT OF NON-FINANCIAL ASSETS
a)Accounting policy
The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount. The recoverable amount of an asset or a Cash-Generating Unit ("CGU") is defined as the higher of value in use and net sales value.
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
The following assets have specific characteristics for impairment testing:
•Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
•Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.
•Determination of value in use of property, plant and equipment, goodwill and intangibles: The key assumptions used to estimate value in use through the discounted cash flow methodology are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Critical estimates and judgments
An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the greater of fair value net of selling expenses and value in use. The calculation of fair value net of selling expenses is based on information available from transactions for the sale of similar assets or market prices less selling expenses. The value in use calculation is based on the discounted cash flow model. Cash flows derive from the budget for the next five years and do not include reorganization activities to which the Company and its subsidiaries have not yet committed or significant future investments that will improve the asset base of the CGU, which is the object of testing. The recoverable amount is sensitive to critical estimates of the discount rate used in the discounted cash flow method, as well as revenue growth.
c)Assumptions used in the calculation of value in use:
The value in use is mainly impacted by the following assumptions:
•Revenue growth: based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. Revenue projections differ greatly between product and service lines with a tendency for greater growth in broadband services, and with stable IPTV and Voice making the highest value customers profitable. Mobile revenues follow market trends, including a new mix between prepaid, postpaid and control, migrations from prepaid to postpaid and control, price convergence and growth in M2M.
•Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk business is incorporated by applying individual notably Beta factors.
•Growth rate in perpetuity: reflects the Company's ability to generate cash flow in perpetuity. The percentage considered mainly takes into account investments over the projected period and reproduces the Company's condition in perpetuity.
d)Goodwill impairment testing
Annually, the Company assesses the recovery of the carrying value of goodwill using the concept of value in use.
The process of determining value in use involves the use of assumptions, judgments and estimates about cash flows, such as revenue growth rates, costs and expenses, estimates of future investments and working capital and discount rates. The assumptions regarding growth and cash flow projections are based on Management estimates, market studies and macroeconomic projections. Future cash flows are discounted based on the WACC.
Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.
The nominal growth rate used to extrapolate projections beyond the 5 years period was 4.0% and 4.50% p.a. in 2023 and 2022, respectively.
The estimated future cash flows were discounted at a discount rate of 12.0% and 12.60%, which before taxes are 14.04% and 14.18% in 2023 and 2022, respectively, also in nominal values.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The inflation rate for the period analyzed in the projected cash flows was 3.0% p.a. and 3.21% p.a. in 2023 and 2022, respectively.
Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.
Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2023 and 2022, growth projections and operating results for the year ended December 31, 2023 and 2022, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.
e)Sensitivity to changes in key assumptions:
As of December 31, 2023, the recoverable value of CGU represented an excess of 41.6% in relation to the book value. To ensure efficient control, the Company uses a sensitivity analysis in the recoverability test, taking into account possible variations in the main assumptions adopted in the test, in order to assess their impact on the value in use.
Tests were carried out in which the sensitivities used at the end of the 2023 financial year indicate that there are no significant risks of possible changes in financial and operational variables, considered individually, as follows: (i) considering a 37.4% reduction in cash flow (revenue growth) after 5 years, maintaining the growth rate in perpetuity and the discount rate at the same levels, in this case the value in use would reach its book value; (ii) considering an increase of up to 3.29% that results in a discount rate of 15.29%, maintaining perpetuity and revenue growth rates at the same levels, in this case the value in use would reach its book value; and (iii) considering a reduction of up to 4.8% that results in a perpetuity growth rate of -0.8%, maintaining discount and revenue growth rates at the same levels, in this case the value in use would reach its book value.
In summary, based on the detailed sensitivity analyzes mentioned above, the Company confirmed that there was no recognition of losses in the carrying value for the year ended December 31, 2023.
16.PERSONNEL, SOCIAL CHARGES AND BENEFITS
a)Accounting policy
Salaries, remunerations and profit sharing are negotiated in collective bargaining agreements, with the corresponding social charges and contributions added by the accrual basis. The profit-sharing program for employees is based on the Company's operating and financial goals, and a provision is recognized when the assumptions for its accounting are satisfied.
Personnel costs and expenses, social charges and benefits are recorded as cost of services provided, commercial expenses or general and administrative expenses (Note 26).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Breakdown

	12.31.2023	12.31.2022
Social charges and benefits	564,001	497,568
Profit sharing	513,862	483,548
Share-based payment plans (Note 30)	154,689	77,175
Salaries and wages	31,897	39,035
Other	20,885	—
Total	1,285,334	1,097,326

Current	1,204,183	1,035,652
Non-current	81,151	61,674
17.TRADE ACCOUNTS PAYABLE
a)Accounting policy
These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.
b)Breakdown

	12.31.2023	12.31.2022
Sundry suppliers (Opex, Capex, Services e Material)	7,213,698	6,572,181
Related parties (Note 29)	509,836	375,299
Amounts payable (operators, cobilling)	221,777	224,555
Interconnection / interlink	224,634	243,763
Total	8,169,945	7,415,798
18.TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	12.31.2023	12.31.2022
Fistel(1)	3,502,492	2,421,789
ICMS	1,360,800	1,020,067
PIS and COFINS	371,126	238,992
Fust and Funttel	99,710	93,427
Other taxes	167,109	111,972
Total	5,501,237	3,886,247

Current	1,605,505	1,097,512
Non-current	3,895,732	2,788,735

(1)Refers to the remaining balances from 2020 to 2023 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
19.DIVIDENDS AND INTEREST ON EQUITY ("IOE")
a)Accounting policy
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
a.2)Interest on equity
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
a.3)Unclaimed dividends and interest on equity
The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.
b)Dividends and interest on equity payable
b.1)Breakdown

	12.31.2023	12.31.2022
Telefónica	713,232	1,051,720
Telefónica Latinoamérica Holding	684,570	1,009,454
Telefónica Chile	1,053	1,552
Telefónica IoT & Big Data Tech	2,453	—
Non-controlling interest	846,576	1,124,691
Total	2,247,884	3,187,417
The amount payable to Telefónica IoT & Big Data Tech refers to the interest on intermediary equity, decided by IoT Co.
b.2)Changes

	12.31.2023	12.31.2022
Balance at the beginning of the fiscal year	3,187,417	4,265,715
Supplementary dividends from the previous year	826,731	2,028,524
Interim dividends and interest on equity (net of IRRF)	2,200,553	2,763,750
Unclaimed dividends and interest on equity	(139,766)	(167,449)
Payment of dividends and interest on equity	(3,832,612)	(5,709,263)
IRRF on shareholders exempt/immune from interest on equity	5,561	6,140
Balance at the end of the year	2,247,884	3,187,417

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.
20.PROVISION AND CONTINGENCIES
a)Accounting policy
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provision is restated at the balance sheet date considering the likely amount of loss and the nature of each provision.
Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for labor, tax, civil, and regulatory contingencies.
Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.
b)Critical estimates and judgments
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c)Information on provisions and contingencies
Below, we present the tables with the composition and movement of provisions for legal claims, the unfavorable outcome of which is considered probable, in addition to contingent liabilities, provision for fines for cancellation of lease contracts, provision for dismantling and amounts to be refunded to customers.

	Provision for contingencies(1)
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)(2)	Provision for fines for canceling lease agreements(3)	Provision for dismantling(4)	Amounts to be refunded to customers(5)	Total
Balance on December 31, 2021	2,147,369	1,986,244	935,971	486,955	488,598	—	378,105	—	6,423,242
Additions (reversal), net (Note 27)	168,212	(160,025)	345,748	340,680	(40,929)	—	(9,811)	615,750	1,259,625
Other additions	607	—	6,261	6,580	—	—	21,498	—	34,946
Write-offs due to payment	(33,260)	(110,057)	(464,406)	(416,784)	—	(106,404)	—	(13,868)	(1,144,779)
Business combination – Garliava (Note 1.c.3)	—	—	—	—	453,697	589,024	66,803	—	1,109,524
Business combination – Vita IT (Note 1 c.4)	—	—	—	—	28,200	—	—	—	28,200
Interest accruals (Note 28)	200,499	152,873	369,326	122,759	48,506	—	6,110	—	900,073
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 27)	83,825	(64,452)	302,700	366,856	(27,186)	(260,198)	(79,836)	—	321,709
Other additions	—	—	(690)	—	—	—	8,971	—	8,281
Write-offs due to payment	(18,770)	(166,229)	(493,828)	(377,139)	—	(181,429)	—	(505,281)	(1,742,676)
Business combination – Vita IT (Note 1 c.4)	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre (Note 1 c.5)	1,063	—	—	936	887	—	—	—	2,886
Interest accruals (Note 28)	203,778	122,512	225,913	162,869	69,355	—	15,406	—	799,833
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637

Balance on December 31, 2022
Current	—	104,898	404,654	217,229	—	482,620	66,803	601,882	1,878,086
Non-current	2,483,427	1,764,137	788,246	322,961	978,072	—	395,902	—	6,732,745

Balance on December 31, 2023
Current	15,034	32,363	334,152	381,606	—	40,993	222	96,601	900,971
Non-current	2,738,289	1,728,503	892,843	312,106	1,002,901	—	407,024	—	7,081,666

(1)Provision for contingencies: The Company and its subsidiaries are parts to administrative; labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.
(2)Contingent consideration (PPA): Refers to the amounts of contingent liabilities arising from the PPA generated in the acquisition of control of VivoPart. in 2011, GVTPart. in 2015, Garliava and Vita IT in 2022), and VSS (2023), related to civil, labor and tax lawsuits at their fair value in the business combination.
(3)Provision for fines for canceling lease agreements: Refers to the provision for fines for canceling lease agreements arising from Garliava, resulting from the sale or shutdown of sites.
(4)Provision for decommissioning of assets: Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

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
(5)Amounts to be refunded to customers (Supplementary Law No. 194/2022): Amounts to be refunded to customers (Supplementary Law No. 194/2022): On July 23, 2022, Complementary Law No. 194, was enacted, which deals with the incidence of taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. These amounts to be refunded to customers were booked against discounts granted (note 25).
Negotiation with companies specialized in sharing structures (websites) (“TowerCo”) – Item (3
In 2023, the Company carried out a general mapping of its site contracting needs and identified the opportunity to renegotiate quantities, terms and prices with several TowerCos, bringing a significant leverage to commercial conditions.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Negotiations with TowerCo to review the contracts resulting from the acquisition of part of UPI Ativos Móveis da Oi (note 1.c.3), the negotiations resulted in the following agreements: (i) for the portion of essential sites that it was decided to maintain, there was a unit price reduction while maintaining original deadlines and; (ii) for sites considered non-essential that were chosen to be demobilized, there were agreements to reduce or even eliminate any penalty.
The demobilization of 50% of these sites, whether through sale or write-off, was a condition precedent by CADE for the approval of the sale of Garliava, due to competition/regulatory issues on the date of closing of the transaction. Therefore, the Company established a provision for a fine of 100% on the residual value of 50% of the sites resulting from the acquisition of part of UPI Ativos Móveis from Oi, which were of no use to the Company.
As a result of the negotiations described above, the Company recorded a net gain in the income statement of R$260,198 (note 27). In the movement shown in the table above, this amount is presented as “additions (reversal), net in the item “Provision for fines for canceling lease agreements”.
c.1Tax provision and contingencies

Nature/Degree of Risk	12.31.2023	12.31.2022
Provisions	2,753,323	2,483,427
Federal	796,996	779,395
State	1,329,319	1,112,094
Municipal	48,917	42,686
FUST	578,091	549,252
Possible losses	36,963,009	33,472,824
Federal	3,534,240	3,042,010
State	23,130,420	21,712,030
Municipal	633,097	479,484
FUST, FUNTTEL and FISTEL	9,665,252	8,239,300
c.1.1)Tax provisions
Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:
Federal taxes
The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vi) INSS on one third on vacation pay.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
State taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; and (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF.
Municipal taxes
The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.
FUST
The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.
c.1.2)Possible losses – tax contingencies
Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:
Federal taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.
The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
State taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; and (xx) monthly subscription with discussion about minutes allowance.
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
FUST, FUNTTEL and FISTEL
Universal Telecommunications Services Fund (“FUST“)
Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.
Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.
On December 31, 2023, the consolidated amount totaled R$5,575,026 (R$5,103,037 on December 31, 2022).
Fund for Technological Development of Telecommunications (“FUNTTEL“)
Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.
There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.
On December 31, 2023, the consolidated amount totaled R$1,828,910 (R$1,013,427 on December 31, 2022).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Telecommunications Inspection Fund (“FISTEL“)
There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.
On December 31, 2023, the consolidated amount totaled R$2,261,316 (R$2,122,836 on December 31, 2022).
c.2Regulatory provision and contingencies

Nature/Degree of Risk	12.31.2023	12.31.2022
Provisions	1,760,866	1,869,035
Possible losses	6,765,178	5,844,624
c.2.1)Regulatory provisions
Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:
The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL at the administrative level. The main themes of these processes are the obligation to pay the burden of the mobile service (payment, every two years, referring to the right to use radio frequencies applicable to the SMP), the Company's obligations related to non-compliance with the rights of service consumers of telecommunications, compliance with quality indicators and compliance with coverage targets set out in the auction notice for acquiring the right to use spectrum.
A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$724,863 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.
c.2.2)Possible losses – regulatory contingencies
Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:
The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Significant cases with possible risks of loss in the regulatory contingency portfolio include:
•Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item c.1.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.
•In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO“) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On December 31, 2023 and 2022, the amount including interest and indexation accruals totaled approximately R$586,512 and R$540,846, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.
•Administrative proceeding pending at CADE, allegedly suggested a coordinated action among the companies Claro, Oi Móvel and the Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. (“BT“), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court, which decided that the operators engaged in anti-competitive conduct. And after this decision, the Company filed a motion for clarification, which were partially accepted, culminating in the application of a fine in the amount of R$28,394. The Company decided to file an annulment action seeking the annulment of said sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in public bidding; (ii) lack of typicality and impossibility of sanctioning by analogy; (iii) lack of clear criteria for calculating the sanction and lack of reasonableness. The case is in the first instance and is under investigation.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
•Process initiated by ANATEL to determine possible measures regarding the possible transfer of gains resulting from the STF decision, which excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017 in the concession plans. In this process, the Attorney General's Office and the technical area of ANATEL understand that such gains do not result from business efficiency, but rather from a change in the tax order. The return proposal suggested by ANATEL would be through a tariff review for basic plans and the construction of high-capacity backhaul infrastructure for alternative plans, totaling approximately R$1 billion, which was increased by ANATEL to R$1.4 billion from the judgment by ANATEL's Board of Directors in December 2023, which we assessed as a possible chance of loss. This amount is part of the balance of the concession negotiations, especially in Process No. 036.366/2023-4 in progress at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention (SecexConsenso) and Process No. 53500.013207/2023-74 before ANATEL. In the event that negotiations do not prosper, the case may be challenged through arbitration proceedings.
•Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets whose applied fine of R$127 million could be converted into an obligation to do, which consists of an alternative means of complying with the sanction of the fine, for investment for installation 4G radio base station in 188 locations without this technology, whose installation should take place in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the specified period will be monitored.
•The Company is a party to lawsuits that discuss annulling contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase in tariffs, repairs and maintenance of poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.
c.3Civil provision civil contingencies

Nature/Degree of Risk	12.31.2023	12.31.2022
Provisions	1,226,995	1,192,900
Possible losses	2,126,718	2,175,547
c.3.1)Civil provisions
Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:
a)The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2023, the provision was R$157,960 (R$145,874 on December 31, 2022).
b)The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On December 31, 2023, the provision was R$304,454 (R$244,663 on December 31, 2022).
c)The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2023, the provision was R$764,581 (R$802,363 on December 31, 2022).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
d)Possible losses – civil contingencies
Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:
•The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.
•An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune. We present counterarguments and await judgment. Management is unable to reasonably estimate a liability with respect to this claim currently.
•The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region.
c.4Labor provision and contingencies

Nature/Degree of Risk	12.31.2023	12.31.2022
Provision	693,712	540,190
Possible losses	1,587,544	1,490,560
The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary obligor or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
21.LOANS AND FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS
a)Accounting policy
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
The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.
The discount yield curves used are constructed based on observable data. Market interest rates were extracted from B3, and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.
b)Critical estimates and judgments – Leases
Determining the lease term of contracts that have renewal or termination option clauses. The Company and its subsidiaries determine the lease term as the non-cancellable contractual term, together with the periods included in a possible renewal option to the extent that such renewal is assessed as reasonably certain and with periods covered by an option to terminate the contract at to the extent that it is also assessed as reasonably certain. The Company and its subsidiaries have several lease agreements that include renewal and termination options.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
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
c)Breakdown
All liabilities shown in the table below were contracted in national currency (R$), except for the loan from Citibank, contracted in foreign currency (US dollars).

	12.31.2023			12.31.2022
	Current	Non-current	Total	Current	Non-current	Total
Leases (c.1)	3,877,090	9,718,949	13,596,039	3,503,167	8,529,436	12,032,603

Debentures – 7th issue (c.2)	221,589	3,500,000	3,721,589	236,833	3,500,000	3,736,833

Loans and financing (c.3)	376,981	1,012,593	1,389,574	2,279,945	1,252,415	3,532,360
5G Licences (c.3.1)	351,291	949,395	1,300,686	652,301	1,191,670	1,843,971
Financial institutions – Citibank (c.3.2)	—	—	—	1,073,087	—	1,073,087
Liabilities for the acquisition of a company (c.3.3)	25,690	63,198	88,888	554,554	60,745	615,299
Other	—	—	—	3	—	3

Other creditors (c.4)	—	30,025	30,025	—	—	—
Total	4,475,660	14,261,567	18,737,227	6,019,945	13,281,851	19,301,796
c.1)Leases
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
The weighted annual interest rate on lease contracts on December 31, 2023, is 12.79%, with an average maturity of 5.38 years (13.45%, with an average maturity of 5.51 years on December 31, 2022).
The balances of the lease payables are as follows:

	12.31.2023	12.31.2022
Nominal value payable	18,075,084	15,760,333
Unrealized financial expenses	(4,479,045)	(3,727,730)
Present value payable	13,596,039	12,032,603

Current	3,877,090	3,503,167
Non-current	9,718,949	8,529,436

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.2)Debentures
On July 14, 2022, the Company completed the placement of the 7th issue of simple, non-convertible debentures, of the unsecured type, in 2 series. A total of 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand reais), with a total nominal value of R$3,500,000 and the settlement of the respective public offering will be concluded with restricted efforts.
•The 1st series, in the nominal amount of R$1,500,000, bears interest at CDI + 1.12% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2025.
•The 2nd series, in the nominal amount of R$2,000,000, bears interest at CDI + 1.35% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2027.
The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance ("ESG") performance, classifying them as "sustainability-linked", under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.
c.3)Loans and financing
c.3.1)5G licenses
On December 3, 2021, Term authorizations were signed with ANATEL from its auctions for the implementation of 5G technology, the Company having presented successful bids. These authorizations are valid for 20 years associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997.
These amounts are being updated by the reference rate of the Special Settlement and Custody System (“SELIC“) (13.03% and 12.38% in 2023 and 2022, respectively), accumulated monthly and by the variation of the General Price Index – Internal Availability (“IGP-DI“) (-3.30% and 5.03% in 2023 and 2022, respectively), as applicable.
These Terms are guaranteed by insurance contracts.
c.3.2)Financial Institutions – Citibank
On April 8, 2022, a foreign currency denominated loan was obtained from Citibank (US dollar), through Law No. 4.131, of US$212,413 thousand, equivalent to R$1,000,000, maturing on September 28, 2023, remunerated at 3.1546% p.a. Interest will be paid semi-annually and principal will be paid at the end of the transaction. On April 8, 2022, a swap agreement was signed, exchanging the debt remuneration for CDI + 0.70% p.a. On September 2023, the Company fully paid off this loan.
c.3.3)Liabilities for the acquisition of a company
c.3.3.1)Acquisition of Garliava (Note 1.c.3)
On December 31, 2022, the Company had some liabilities with Oi, provided for in clauses of the Agreement, arising from the acquisition of Garliava, as follows: (i) contractual retention of 10% of the acquisition price, R$522,297 on December 31, 2022.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
On September 29, 2023, it was recognized by the Market Arbitration Chamber Court that it had approved the agreement in relation to the Post-Closing Adjustment (as defined in the Share Purchase and Sale Agreement and Other Covenants) (“Parties”) (“ Agreement”), entered into between the Buyers (the Company, TIM S.A. and Claro S.A.) and Oi. S.A. – In Judicial Recovery (Seller), as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Adjustment Post-Closing. On October 2, 2023 this same court approved the Agreement and ordered the transfer of resources to the parties involved. Therefore, on September 30, 2023, the retained amount (R$488,458), plus applicable interest and/or monetary correction, was derecognized as follows: (a) 50% offset with the amount allocated as judicial deposit (note 10) and the other 50% reverted to the income statement (notes 27 and 28); (b) contingent consideration, this value conditioned on the fulfillment of some objectives/goals that were 100% achieved and consequently there was these settlement with Oi. The balance on December 31, 2022 was R$15,000; and (c) contractual costs, incurred by Oi with the dismissal and rehiring of Oi workers by Garliava. These values will be fully refunded within 30 days from the notification data to be sent by Oi. The balance on December 31, 2022 was R$8,333.
During the year ended December 31, 2023, all amounts related to the acquisition were paid.
c.3.3.2)Acquisition of Vita IT by an indirect subsidiary (Note 1.c.4)
The purchase consideration for the acquisition in 2022 of Vita IT by TIS, the Company's indirect subsidiary, was R$110,220. Of this amount, R$42,000 was paid in cash upon completion of the Transaction R$8,992 in the year ended on December 31, 2023 and the remainder will be paid pursuant to contractual clauses, indexed to the IPCA. The balance on December 31, 2023 and December 31, 2022 was R$63,605 and R$69,669, respectively.
c.3.3.3)Acquisition of Vale Saúde Sempre by POP (Note 1.c.5)
The purchase consideration for the acquisition of Vale Saúde Sempre by POP, including the price adjustments agreed between the parties, was R$62,033. Included is R$37,029 paid in cash at the time of close of the Transaction R$2,956 in the year ended on December 31, 2023 and the remainder will be paid, pursuant to contractual clauses, plus DI interest to the date of payment. The balance on December 31, 2023 was R$25,283.
c.4)Other creditors
On August 3, 2023 and November 1, 2023, Polígono made two contributions of R$15,000 to Vivo Money, totaling R$30,000, through the subscription of 30,000 senior shares, with a unit value of R$1,000.00 (One thousand reais), issue date on July 31, 2023 and maturity on July 31, 2028, remuneration of 100% of the CDI, year 252 days and spread of 3.75% p.a. and amortization of the principal from August 31, 2025. In October 2023, Polígono also invested R$25 in Vivo Money II. The balance on December 31, 2023 was R$30,025.
d)Repayment schedule

			Loans and financing
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of a company	Other creditors	Total
2025	2,951,435	1,500,000	59,337	21,060	—	4,531,832
2026	2,238,385		59,337	22,968	—	2,320,690
2027	1,601,213	2,000,000	59,337	16,007	—	3,676,557
2028	1,186,412		59,337	1,265	30,025	1,277,039
2029 onwards	1,741,504		712,047	1,898	—	2,455,449
Total	9,718,949	3,500,000	949,395	63,198	30,025	14,261,567

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
e)Changes

			Loans and financing
	Leases	Debentures	5G Licences	Financial institutions	Liabilities for the acquisition of a company	Suppliers	Other creditors	Total
Balance on December 31, 2021	11,230,099	1,028,463	4,450,806	54	—	224,556	—	16,933,978
Additions(1)	3,229,338	3,500,000	—	1,000,000	—	—	—	7,729,338
Exchange variation (Note 28)	—	—	—	108,310	—	—	—	108,310
Financial charges / Fair value (Note 28)	1,292,376	247,381	282,784	(17,559)	39,488	5,816	—	1,850,286
Business combination – Garliava (Note 1.c.3)	589,024	—	—	—	606,996	—	—	1,196,020
Business combination – Vita IT (Note 1.c.4)	—	—	—	—	68,815	—	—	68,815
Write-offs (cancellation of contracts)	(67,220)	—	—	—	—	—	—	(67,220)
Write-offs (payments), principal	(2,940,222)	(1,000,000)	(2,721,392)	(50)	(100,000)	(224,556)	—	(6,986,220)
Write-offs (payments), financial charges	(1,300,792)	(39,011)	(168,227)	(17,665)	—	(5,816)	—	(1,531,511)
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	—	19,301,796
Additions(1)	4,738,994	—	—	—	—	—	30,025	4,769,019
Exchange variation (Note 28)	—	—	—	(52,254)	—	—	—	(52,254)
Financial charges / Fair value (Note 28)	1,392,570	486,521	105,563	68,517	38,070	—	943	2,092,184
Business combination – Vale Saúde Sempre (Note 1 c.5)	—	—	—	—	25,815	—	—	25,815
Dispute settlement agreement - Acquisition of Oi mobile UPI – Reversion to results for the period (notes 27 and 28)	—	—	—	—	(277,507)	—	—	(277,507)
Dispute settlement agreement - Acquisition of Oi mobile UPI – Compensation with judicial deposits (note 10)	—	—	—	—	(277,507)	—	—	(277,507)
Write-offs (cancellation of contracts)	(331,827)	—	—	—	(6,271)	—	—	(338,098)
Write-offs (payments), principal	(2,754,909)	—	(616,936)	(1,056,060)	(24,038)	—	—	(4,451,943)
Write-offs (payments), financial charges	(1,481,392)	(501,765)	(31,912)	(33,293)	(4,973)	—	(943)	(2,054,278)
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227

(1)The amounts of leases and 5G licenses do not have the effect of inflowing resources (cash).
22.DEFERRED INCOME

	12.31.2023	12.31.2022
Contractual Liabilities (customers contracts)(1)	963,407	865,407
Sale of goods and fixed assets(2)	68,699	78,027
Government grants	17,124	28,162
Other	37,373	11,827
Total	1,086,603	983,423

Current	960,078	845,645
Non-current	126,525	137,778

(1)Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.
(2)Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Below, we present the changes in contractual liabilities (contracts with customers), mainly represented by the sale of prepaid credits.

	12.31.2023	12.31.2022
Balance at the beginning of the fiscal year	865,407	619,881
Additions	8,051,367	7,794,042
Write-offs, net	(7,953,367)	(7,583,863)
Business combination – Garliava (Note 1.c.3)	—	35,347
Balance at the end of the year	963,407	865,407
Below, we present the expected terms for the realization of contractual, non-current liabilities.

Year
2024	911,911
2025	33,552
2026	3,702
2027	3,198
2028	2,991
2029 onwards	8,053
Total	963,407
23.OTHER LIABILITIES

	12.31.2023	12.31.2022
Surplus from post-employment benefit plans (Note 31)	1,077,083	769,816
Liabilities with ANATEL(1)	929,520	776,878
Third-party withholdings(2)	205,315	299,411
Liabilities with related parties (Note 29)	5,671	124,724
Obligations to customers – refund	124,533	63,460
Other liabilities	43,558	45,145
Total	2,385,680	2,079,434

Current	509,495	601,053
Non-current	1,876,185	1,478,381

(1)Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP (Note 14.e).
(2)This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
24.EQUITY
a)Capital
Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.
Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.
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
Subscribed and paid-in capital on December 31, 2023, and 2022, amounted to R$63,571,416, represented by shares, all common, book-entry and without par value, distributed as follows:

	12.31.2023		12.31.2022
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	75.29%	1,244,241,119	74.20%
Telefónica Latinoamérica Holding, S.L.	634,398,912	38.38%	634,399,555	37.83%
Telefónica	608,905,051	36.85%	608,905,051	36.31%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	408,343,528	24.71%	419,315,612	25.00%
Treasury Shares	4,356	—%	13,381,540	0.80%
Total shares	1,652,588,360	100.00%	1,676,938,271	100.00%
Treasury Shares	(4,356)		(13,381,540)
Total shares outstanding	1,652,584,004		1,663,556,731

Book value per outstanding share:
On 12.31.2023				R$	42.10
On 12.31.2022				R$	41.12
Reduction of the Company's Capital – Request for Consent to ANATEL
The Company, pursuant to the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, informed on February 15, 2023, that its Board of Directors had approved the submission of a request for prior consent with ANATEL to reduce its capital stock.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
At a meeting of ANATEL's Board of Directors, held on September 15, 2023, the request for prior consent for the Company to make one or more reductions in its current share capital (R$63,571,416 thousand) was unanimously approved, subject to to the Administration's assessment of opportunity and convenience, in a maximum total value of up to R$5 billion (five billion reais).
On September 18, 2023, within the scope of the administrative process with ANATEL, the Ruling through which ANATEL granted, by imposing conditions, the aforementioned prior consent.
Subject to compliance with the conditions imposed by ANATEL, the decision of the Company's Management regarding opportunity and convenience, as well as obtaining the appropriate corporate approvals, the granting of said consent provides the Company with flexibility to carry out or not the Reductions, which, when carried out, will occur through the refund of resources to its shareholders in proportion to their shareholding on the respective base dates.
On November 8, 2023, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended, and the provisions of CVM Resolution No. 44/2021, informed its shareholders and the market in general that its Board of Directors approved: (i) a proposal, to be assessed and deliberated by the Company's shareholders at an EGM, of an operation to reduce the company's share capital Company in the amount of R$1.5 billion, without the cancellation of shares issued by the Company and through the refund of resources to shareholders, in national currency, to be paid in a single installment until July 31, 2024, in date to be determined by the Company's Board of Directors, and: (ii) the EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws.
The EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws was held on January 24, 2024 (note 35.b).
b)Company's share buyback program
On February 15, 2023, the Company's Board of Directors, pursuant to article 15, item XV of the Bylaws and CVM Resolution 77/2022, approved a new share buyback program of the Company to acquire common shares for subsequent cancellation, sale or be held in treasury, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing capital allocation.
The repurchase of shares will be for up to 40,550,121 common shares, using resources available pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022, such as profit, capital and profit reserves from the current year. The maximum amount to be used in the program is R$500 million.
This program starts on February 23, 2023 and ends on February 22, 2024.
Acquisitions will be made on the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and the Company's management will be responsible for deciding the time and number of shares to be acquired, respecting the limits set forth in the Program and applicable regulations.
At a meeting held on February 15, 2023, the Company's Board of Directors approved the cancellation of 13,381,540 common, book-entry shares with no par value issued by the Company and held in treasury, referring to the position on December 31, 2022 , without reducing its share capital.
At a meeting held on December 22, 2023, the Company's Board of Directors approved the cancellation of 10,968,371 common, book-entry shares with no par value issued by the Company and held in treasury, without reducing its share capital, acquired throughout 2023 within the context of the Share Buyback Program issued by the Company itself.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Below, we present the movements of treasury shares, described in items c) and d) of this note.

	Number of shares			Values
	Capital reserves	Income reserves	Total	Capital reserves	Income reserves	Total
Equity on December 31, 2021	14,046,652	—	14,046,652	(606,536)	—	(606,536)
Share buybacks	13,381,200	—	13,381,200	(607,429)	—	(607,429)
Right of recess (Garliava Note 1.c.3)	340	—	340	(14)	—	(14)
Share cancellations	(14,046,652)	—	(14,046,652)	606,536	—	606,536
Equity on December 31, 2022	13,381,540	—	13,381,540	(607,443)	—	(607,443)
Share buybacks	3,648,542	7,324,185	10,972,727	(86,337)	(402,421)	(488,758)
Share cancellations	(17,025,726)	(7,324,185)	(24,349,911)	693,586	402,421	1,096,007
Equity on December 31, 2023	4,356	—	4,356	(194)	—	(194)
c)Capital reserves
The balance on December 31, 2023 was R$63,095 (R$149,409 on December 31, 2022), comprises:
•Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance of this item on December 31, 2023 and 2022 was R$63,074.
•Treasury shares: The balance of this item on December 31, 2023 was R$194 (R$607,443 on December 312, 2022), as per the movement presented in note 24.b).
•Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and incorporation of companies by the Company and/or its subsidiaries. The balance of this item on December 31, 2023 was R$194 (R$693,778 on December 31, 2022). The variation occurred in this item refers to the repurchases and cancellations of common shares, note 24.b). This cancellation was recorded as a contra entry to “Treasury shares, in Capital reserves”.
d)Income reserves
The balance on December 31, 2023 was R$5,885,575 (R$3,804,001 on December 31, 2022), subdivided into:
•Legal reserve: Reserve created mandatorily by the Company based on 5% of the net profit for the year, until reaching 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses. The balance of this item on December 31, 2023 was R$3,841,022 (R$3,589,552 on December 31, 2022).
•Treasury shares: Refers to the repurchases and cancellations of common shares that occurred in 2023, as provided for in the Company's share repurchase program, note 24.b).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
•Tax incentives: Refers to the tax benefits that the Company has related to: (i) ICMS in the states of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies of the aforementioned states, linked to investments in the installation of SMP support equipment, in full functioning and operation, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the states in the North and Northeast regions of the country (SUDAM and SUDENE areas). The portion of these tax benefits was excluded from the calculation of dividends and may only be used in cases of capital increase or loss absorption. The balance of this item on December 31, 2023 was R$313,581 (R$214,449 on December 31, 2022).
•Reserve for remuneration to shareholders and investments: According to Management's proposal and upon shareholder approval, the Company intends to set up the statutory reserve “Reserve for Remuneration to Shareholders and Investments”, in accordance with article 194 of the Brazilian Corporation Law, which will be allocated, upon Management's proposal, up to 50% of the net profit for the year, provided that the balance of said reserve does not exceed, in total, the corresponding to 20% of the Company's share capital, the resources of which may be used by the Company for: ( i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or interim dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. Management will propose the allocation of R$1,730,972 of the net profit for the year ended December 31, 2023 to the Reserve for Shareholder Remuneration and Investments. The creation of the statutory reserve will be resolved at an Extraordinary General Meeting to be held immediately before the Ordinary General Meeting of April 11, 2024, which, in turn, will deliberate on the proposal for the allocation of net profit for the year ending on December 31, 2024. 2023.
e)Dividend and interest on equity
e.1)Allocation of dividends and interest on equity for the 2023 and 2022
The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.
In 2023
At meetings of the Company's Board of Directors, ad referendum of the General Shareholders' Meeting ("AGM") to be held on April 11, 2024, approved the distribution of interim interest on equity, for the year of 2023, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2023 year, as follows:

	Dates			Gross Amount
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.054206
IOE	03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.148347
IOE	05.15.2023	05.31.2023	until 04.30.2024	320,000	272,000	0.163864
IOE	07.17.2023	07.31.2023	until 04.30.2024	405,000	344,250	0.207620
IOE	08.15.2023	08.31.2023	until 04.30.2024	265,000	225,250	0.135975
IOE	09.11.2023	09.22.2023	until 04.30.2024	200,000	170,000	0.102623
IOE	10.10.2023	10.23.2023	until 04.30.2024	150,000	127,500	0.076989
IOE	12.14.2023	12.26.2023	until 04.30.2024	850,000	722,500	0.437194
	Total			2,586,000	2,198,100

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
In 2022
In the AGM held on April 13, 2023, the financial statements and allocations of the result for the year 2022 were approved by majority vote of the holders of common shares present.
During the 2022 financial year, the Company allocated intermediate dividends and interest on equity, which were allocated to the minimum mandatory dividends and proposed additional dividends, as follows:

	Dates			Gross Amount
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.16.2022	02.25.2022	04.18.2023	180,000	153,000	0.091286
IOE	03.17.2022	03.31.2022	04.18.2023	250,000	212,500	0.126898
IOE	04.13.2022	04.29.2022	04.18.2023	150,000	127,500	0.076179
IOE	06.14.2022	06.30.2022	04.18.2023	480,000	408,000	0.244216
IOE	08.19.2022	08.31.2022	04.18.2023	300,000	255,000	0.152788
IOE	12.09.2022	12.29.2022	04.18.2023	715,000	607,750	0.365332
Dividends	12.09.2022	12.29.2022	07.18.2023	1,000,000	1,000,000	0.601122
Proposed additional dividends	04.13.2023	04.13.2023	07.18.2023	826,731	826,731	0.497538
Total				3,901,731	3,590,481
e.2)Unclaimed dividends and interest on equity
Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.
For the years ended December 31, 2023 and 2022, the Company reversed unclaimed dividends and interest on equity amounting to R$139,766 and R$167,449, respectively, which were included in calculations for decisions on Company dividends.
e.3)Remuneration to shareholders
The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The table below shows the calculation of dividends and interest on equity for 2023 and 2022:

	2023	2022
Net income for the year	5,029,389	4,085,013
(-) Allocation to legal reserve	(251,470)	(204,250)
(-) Tax incentives – not distributable	(99,132)	(95,095)
Adjusted net income	4,678,787	3,785,668

Dividend and IOE allocated for the year:	(2,586,000)	(3,075,000)
Interim interest on equity (gross)	(2,586,000)	(2,075,000)
Interim dividends	—	(1,000,000)

Unallocated net profit balance	2,092,787	710,668

(+) Unclaimed dividends and interest on equity	139,766	167,449
(-) Actuarial losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	(99,160)	(51,386)
Income available for allocation	2,133,393	826,731

Proposal for allocation:
Proposed additional dividends – Net income for the year
Share cancellation - share repurchase programs	402,421	—
Reserve for shareholder remuneration and investments (2023) / Proposed additional dividends (2022)	1,730,972	826,731
Total	2,133,393	826,731

Mandatory minimum dividend – 25% of adjusted net income	1,169,697	946,417
The amount per common share of the additional dividends proposed for 2022 was R$0.497538.
The proposal to management of the 2023 financial year that is presented above will be submitted to the annual general meeting to be held in 2024.
f)Equity valuation adjustment
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Changes in other comprehensive income were as follows.

	Currency translation effects – foreign investments	Financial assets at fair value through other comprehensive income	Derivative transactions	Total
Balance on December 31, 2021	77,640	(9,074)	(409)	68,157
Translation losses	(16,258)	—	—	(16,258)
Gains from derivatives	—	—	424	424
Losses on financial assets at fair value through other comprehensive income	—	(140)	—	(140)
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(4,806)		—	(4,806)
Gains from derivatives	—	—	(608)	(608)
Losses on financial assets at fair value through other comprehensive income	—	(60)	—	(60)
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
g)Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total

Equity on December 31, 2021	81,185	—	76,845	158,030
Company	40,600	—	38,430	79,030
Non-controlling shareholders	40,585	—	38,415	79,000

Company	327	20,115	(27,641)	(7,199)
Capital contributions in investees	—	4,900	—	4,900
Movements in equity	(164)	15,747	(39)	15,544
Movements in the statements of income	491	(532)	(27,602)	(27,643)

Non-controlling shareholders	326	410	(27,629)	(26,893)
Capital contributions in investees	—	100	—	100
Movements in equity	(164)	321	(39)	118
Movements in the statements of income	490	(11)	(27,590)	(27,111)

Equity on December 31, 2022	81,838	20,525	21,575	123,938
Company	40,927	20,115	10,789	71,831
Non-controlling shareholders	40,911	410	10,786	52,107

Company	7,386	22,080	586	30,052
Capital contributions in investees	—	25,066	—	25,066
Movements in equity	(2,737)	—	55	(2,682)
Movements in result	10,123	(2,986)	531	7,668

Non-controlling shareholders	7,383	450	585	8,418
Capital contributions in investees	—	511	—	511
Movements in equity	(2,736)	—	55	(2,681)
Movements in result	10,119	(61)	530	10,588

Equity on December 31, 2023	96,607	43,055	22,746	162,408
Company	48,313	42,195	11,375	101,883
Non-controlling shareholders	48,294	860	11,371	60,525

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
h)Earnings per share
Basic and diluted earnings per share were calculated by dividing profit attributed to the Company's shareholders by the weighted average number of outstanding common and preferred shares.
Below, we present the earnings per share calculations for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Net profit for the year attributed to shareholders holding shares	5,029,389	4,085,013	6,239,364

Weighted average number of outstanding common shares for the year (thousands)	1,658,604	1,670,851	1,683,095

Basic and diluted results per common share (R$)	3.03	2.44	3.71
25.NET OPERATING REVENUE
a)Accounting policy
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
The Company's revenue recognition process is complex, due to the large volume of transactions and wide range of goods/services that can be sold/provided separately or in aggregate, under different commercial conditions. Besides, there is the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved.
Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS, as the case may be, PIS and COFINS.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Breakdown

	2023	2022	2021
Gross operating revenue	71,229,553	67,761,022	64,611,536
Services(1)	63,727,415	60,845,159	58,263,461
Sale of goods(2)	7,502,138	6,915,863	6,348,075

Deductions from gross operating revenue	(19,129,402)	(19,719,860)	(20,578,923)
Taxes	(10,654,728)	(11,460,021)	(13,019,110)
Services	(9,078,822)	(10,080,992)	(11,815,168)
Sale of goods	(1,575,906)	(1,379,029)	(1,203,942)

Discounts granted and return of goods	(8,474,674)	(8,259,839)	(7,559,813)
Services(3)	(6,373,301)	(6,199,625)	(5,533,773)
Sale of goods	(2,101,373)	(2,060,214)	(2,026,040)

Net operating revenue	52,100,151	48,041,162	44,032,613
Services	48,275,292	44,564,542	40,914,520
Sale of goods	3,824,859	3,476,620	3,118,093

(1)These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.
(3)The consolidated balances in the December 31, 2022 include R$615,750, to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, resulting in the reduction of ICMS rate on communications services. The balance was recorded as a contra entry to provisions and contingencies (Note 20).
No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2023, 2022 and 2021.
26.OPERATING COSTS AND EXPENSES

	2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(9,419,794)	(5,889,946)	(1,070,918)	(16,380,658)
Depreciation and amortization(2)	(10,997,645)	(1,541,485)	(850,443)	(13,389,573)
Personnel(3)	(1,302,479)	(3,415,532)	(895,751)	(5,613,762)
Cost of goods sold	(4,301,092)	—	—	(4,301,092)
Taxes, charges and contributions(4)	(2,060,261)	(29,492)	(40,364)	(2,130,117)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,362,678)	—	(1,362,678)
Rental, insurance, condominium and connection means(5)	(1,241,597)	(72,742)	(49,765)	(1,364,104)
Materials and other operating costs and expenses	(92,532)	(127,365)	(50,055)	(269,952)
Total	(29,415,400)	(12,439,240)	(2,957,296)	(44,811,936)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

	2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(8,865,064)	(5,730,219)	(1,063,572)	(15,658,855)
Depreciation and amortization(2)	(10,309,553)	(1,521,709)	(828,611)	(12,659,873)
Personnel(3)	(1,109,109)	(3,059,974)	(719,017)	(4,888,100)
Cost of goods sold	(3,841,064)	—	—	(3,841,064)
Taxes, charges and contributions(4)	(1,905,558)	(33,255)	(53,395)	(1,992,208)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,315,614)	—	(1,315,614)
Rental, insurance, condominium and connection means(5)	(1,307,950)	(66,148)	(48,182)	(1,422,280)
Materials and other operating costs and expenses	(93,382)	(112,207)	(24,823)	(230,412)
Total	(27,431,680)	(11,839,126)	(2,737,600)	(42,008,406)

	2021
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(8,019,315)	(5,768,909)	(1,054,453)	(14,842,677)
Depreciation and amortization(2)	(9,688,780)	(1,506,862)	(842,689)	(12,038,331)
Personnel(3)	(861,876)	(2,661,782)	(588,016)	(4,111,674)
Cost of goods sold	(3,222,043)	—	—	(3,222,043)
Taxes, charges and contributions(4)	(1,704,235)	(29,649)	(52,818)	(1,786,702)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,436,288)	—	(1,436,288)
Rental, insurance, condominium and connection means(5)	(1,187,976)	(57,852)	(44,187)	(1,290,015)
Materials and other operating costs and expenses	(97,144)	(132,775)	(33,742)	(263,661)
Total	(24,781,369)	(11,594,117)	(2,615,905)	(38,991,391)

(1)Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.
(2)Includes the consolidated amounts of R$3,353,344 and R$3,049,570 and R$2,737,111 in the years ended December 31, 2023, 2022 and 2021, respectively, related to the leases depreciation (Note 13.e).
(3)Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.
(4)Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
27.OTHER OPERATING INCOME (EXPENSES)

	2023	2022	2021
Recovered expenses and fines(1)(3)	1,097,797	960,851	2,534,835
Provision for labor, tax and civil contingencies (Note 20)	(661,743)	(653,686)	(1,066,022)
Net income from the FiBrasil operation, including goodwill write-off	—	—	416,577
Other operating income, net(2)(3)	204,266	281,732	42,235
Total	640,320	588,897	1,927,625

Other operating income	1,302,059	1,242,583	2,993,647
Other operating expenses	(661,739)	(653,686)	(1,066,022)
Total	640,320	588,897	1,927,625

(1)For the years ended December 31, 2023, 2022 and 2021, includes tax credits, in the amounts of R$276,726, R$396,723 and R$1,660,295, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized tax credits of PIS and COFINS (note 9). The remaining balance refers to contractual fines and other tax credits.
(2)On December 31, 2023, includes R$244,229 referring to the reversal of part of the remaining 50% arising from the agreement in relation to the Post-Closing Adjustment (as defined in the Share Purchase and Sale Agreement and Other Covenants) (“Parties” ) (“Agreement”), entered into between the Buyers (the Company, TIM S.A. and Claro S.A.) and Oi. S.A. – In Judicial Recovery (Seller), as a way of putting an end to the controversy between the Parties and the arbitration procedure related to the Post-Closing Adjustment (note 21.c.3.3.1) and the amounts of net gains on the sale of assets (property, scrap, etc.) and tax expenses on other operating income.
(3)On December 31, 2023, includes R$260,198, referring to the net gain from negotiations with TowerCo (Note 20). Includes amounts of net gains on disposal of assets (real estate, scrap, etc.) and expenses with taxes on other income.
28.FINANCIAL INCOME (EXPENSES)
a)Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Breakdown

	2023	2022	2021
Financial Income
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others)(1)	531,227	1,040,811	734,336
Interest income	536,420	571,784	312,978
Gain on derivative transactions	512,698	390,146	149,089
Interest receivable (customers, taxes and other)	165,212	154,263	111,585
Exchange rate variations on loans and financing, debentures, leases and other creditors (Note 21.e)(2)	52,254	—	—
Other financial income	244,357	59,194	2,545
Total	2,042,168	2,216,198	1,310,533

Financial Expenses
Charges and fair value on loans, financing, debentures, leases and other creditor (note 21.e)(2)	(2,092,184)	(1,850,286)	(924,215)
Expenses with monetary variations of provision for contingencies (note 20.c)	(784,427)	(893,963)	(887,446)
Loss on derivative transactions	(622,787)	(495,668)	(161,779)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(560,195)	(345,424)	(194,223)
Foreign exchange variation on loans and financing (Note 21.e)	—	(108,310)	—
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(162,544)	(86,276)	(76,276)
Other financial expenses	(163,940)	(202,591)	(193,174)
Total	(4,386,077)	(3,982,518)	(2,437,113)

Financial income (expenses), net	(2,343,909)	(1,766,320)	(1,126,580)

(1)For the years ended December 31, 2023, 2022 and 2021, includes tax credits, in the amounts of R$245,491, R$816,038 and R$609,096, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized PIS tax credits and COFINS (note 9).
(2)Includes the consolidated amounts of R$1,392,570 e R$1,292,376 and R$828,710 in the years ended December 31, 2023, 2022 and 2021, respectively, related to leases charges (Note 21.e).
29.BALANCES AND TRANSACTIONS WITH RELATED PARTIES
a)Balances and transactions with related parties
The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:
a)Fixed and mobile telephony services provided by Telefónica Group companies.
b)Consulting service for the construction of a fiber optic network.
c)Installments receivable on the sale of equity interest and capital contributions, as well as the update of these values.
d)Corporate services passed through at the cost effectively incurred.
e)Right to use certain software licenses and maintenance and support contracted.
f)International transmission infrastructure for several data circuits and roaming services contracted.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
g)Adquira Sourcing platform – online solution to for purchase and sale of various goods and services.
h)Cost Sharing Agreement for digital business.
i)Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.
j)Data communication services and integrated solutions.
k)Long distance calling and international roaming services.
l)Amounts reimbursed by SP Telecomunicações Participações (company wound up on October 31, 2022, former parent company of the Company) as a result of a contractual clause for the purchase of equity interest in Terra Networks. The statement of income presents a loss for the period from January to October 2022.
m)Brand fee for assignment of rights to use the brand.
n)Rental of buildings, data circuit and/or infrastructure.
o)Factoring transactions, credit facilities for services provided by the Group's suppliers.
p)Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.
q)Disposal of assets
The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 31).
Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		12.31.2023			12.31.2022
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	—	—	26,959	—	—	23,287
Telefónica	d)	—	—	252	—	—	2,791
		—	—	27,211	—	—	26,078
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j) / n)	—	5,128	136	—	5,295	124
Telefónica Venezolana	d) / k)	—	9,270	3,238	—	7,869	2,196
Telefônica Factoring do Brasil	d) / o)	—	1,560	40	—	1,799	74
Telefónica Global Solutions	f) / j) / k)	—	15,746	—	—	25,006	—
Telefonica Moviles España	k)	—	1	—	—	1,724	—
Telefónica Moviles Argentina	j) / k)	—	5,886	—	—	6,273	—
Telfisa Global BV	i)	19,474	—	—	10,576	—	—
Telxius Cable Brasil	a) / d) / f) / q)	—	17,545	240	—	1,179	1,388
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / j) / n)	—	496	10,164	—	4,572	2,809
Telefônica Infra	c)	—	—	156,775	—	—	305,414
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / n) / p)	—	6,691	39,188	—	7,232	35,297
Telefónica IoT & Big Data Tech	c) / d)	—	—	20,012	—	—	32,065
Other		—	6,601	11,242	—	6,720	28,784
		19,474	68,924	241,035	10,576	67,669	408,151
Total		19,474	68,924	268,246	10,576	67,669	434,229

Current assets
Cash and cash equivalents (Note 3)		19,474	—	—	10,576	—	—
Trade accounts receivable (Note 5)		—	68,924	—	—	67,669	—
Other assets (Note 11)		—	—	259,426	—	—	253,144
Non-current assets
Other assets (Note 11)		—	—	8,820	—	—	181,085

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		12.31.2023		12.31.2022
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Latinoamerica Holding	d)	—	997	5,765	—
Telefónica	d) / m)	100,886	110	6,155	101,224
		100,886	1,107	11,920	101,224
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / h) / k)	31,475	318	42,639	318
Telefónica Compras Electrónica	g)	25,924	—	28,525	—
Telefónica Investigación Y Desarrollo, S.A. (Tidsa - Fusão: Telefónica Digital España S.L.)	h)	76,682	—	78,128	—
Telefônica Factoring do Brasil	o)	3,315	—	—	5,109
Telefónica Global Technology	e)	16,765	—	32,579	—
Telefónica Global Solutions	e) / f) / j) / k)	45,468	—	29,076	—
Telxius Cable Brasil	d) / f)	37,211	1,572	20,423	8,113
Companhia AIX Participações	p)	2,779	31,134	2,636	55,960
Telefónica IoT & Big Data Tech	h)	27,041	—	26,971	—
Telefonica Ciberseguranca e Tecnologia Do Brasil	d) / e) / j)	66,478	164	39,163	—
FiBrasil Infraestrutura e Fibra Ótica	b) / d)	38,922	487	24,280	9,466
Other		36,890	2,023	38,959	494
		408,950	35,698	363,379	79,460
Total		509,836	36,805	375,299	180,684

Current liabilities
Trade accounts payable and other payables (Note 17)		509,836	—	375,299	—
Leases (Note 21)		—	31,134	—	26,435
Other liabilities (Note 23)		—	5,103	—	118,303
Non-current liabilities
Leases (Note 21)		—	—	—	29,525
Other liabilities (Note 23)		—	568	—	6,421

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

		Income statement
		2023			2022			2021
Companies	Type of transaction	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)
Parent Companies
SP Telecomunicações Participações	d) / l)	—	—	—	—	10,839	2,630	12	574	—
Telefónica Latinoamerica Holding	d)	—	4,534	(775)	—	16,280	(428)	—	5,925	(341)
Telefónica	d) / m)	—	(486,147)	7,572	—	(449,933)	12,113	—	(375,994)	(3,461)
		—	(481,613)	6,797	—	(422,814)	14,315	12	(369,495)	(3,802)
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	11,242	(95,885)	—	13,928	(110,417)	—	7,510	(108,094)	—
Telefónica Moviles Argentina	k)	2,304	(6,194)	132	1,148	(4,848)	(225)	—	(38,911)	—
Telefónica Investigación Y Desarrollo, S.A. (Tidsa - Fusão: Telefónica Digital España S.L.)	h)	—	(209,100)	10,724	—	(177,107)	5,390	—	(155,508)	(4,351)
Telefônica Factoring do Brasil	d) / o)	23	2,966	—	5	1,455	(5,109)	1,882	254	(7,267)
Telefónica Global Technology	e)	—	(64,435)	2,555	—	(74,512)	17	—	(88,397)	(135)
Telefónica Global Solutions	a) / e) / f) / j) / k)	40,095	(78,611)	(2,547)	50,969	(67,157)	1,055	52,732	(72,781)	531
Telefonica Global Solutions Usa	j)	—	(19,190)	489	—	(17,407)	766	343	(21,613)	(1,587)
Telxius Cable Brasil	a) / d) / f) / q)	8,257	(215,062)	4,579	12,542	(236,318)	1,688	43,338	(235,371)	(7,381)
Telefonica Ciberseguranca E Tecnologia do Brasil	d) / e) / j) / n)	817	(200,290)	—	1,713	(152,374)	—	974	(120,364)	—
Companhia AIX Participações	p)	70	—	(5,474)	30	1	(7,963)	—	—	(3,856)
Telefónica Uk Ltd (Antes O2 (Uk) Ltd)	k)	2,948	(4,931)	(6)	612	(2,611)	—	16,891	(1,650)	—
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(114,302)	6,307	—	(101,757)	5,482	—	(76,218)	827
Telefônica Infra	c)	—	—	12,418	—	—	20,153	—	—	11,737
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / c) / d) / n) / p)	8,658	(215,377)	5,238	7,639	(49,704)	973	39,018	(32,117)	973
Others		8,001	(75,401)	(3,680)	8,480	(55,894)	2,520	11,563	(81,191)	1,138
		82,415	(1,295,812)	30,735	97,066	(1,048,650)	24,747	174,251	(1,031,961)	(9,371)
Total		82,415	(1,777,425)	37,532	97,066	(1,471,464)	39,062	174,263	(1,401,456)	(13,173)
b)Management compensation
Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2023, and 2022 totaled R$58,266 and R$35,241, respectively. Of this amount, R$31,473 (R$21,141 on December 31, 2022) corresponds to salaries, benefits and social charges and R$26,793 (R$14,100 on December 31, 2022) to variable compensation, which includes share-based payment plans.
These were recorded as personnel expenses in General and administrative expenses.
For the years ended December 31, 2023, 2022 and 2021, the Directors and Officers received no pension, retirement or similar benefits.
30.SHARE-BASED PAYMENT PLANS
The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Company approved an incentive plan (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing 01 (one) share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of 01 (one) Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.
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
On December 31, 2023, the quoted value of Telefónica's shares was 3.5340 euros.
The main plans in effect as of December 31, 2023 were:
•Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:
Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 162 active executives, with the potential right to receive 277,500 Telefónica shares.
Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 123 active executives, with the potential right to receive 277,500 Telefónica shares.
Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 165 active executives, with the potential right to receive 332,500 Telefónica shares.
•Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:
Cycle 2021-2023 (January 1, 2021 to December 31, 2023): with 77 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 1,540,867 Telefónica shares.
Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 96 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 812,791 Telefónica shares.
Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 116 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, having the potential right to receive 1,049,515 Telefónica shares.
•Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:
Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 94 active executives (including 3 executives appointed pursuant to the Bylaws) of the Company, with the potential right to receive the amount referring to 404,532 shares of the Company.
Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 112 active executives (including 5 executives appointed pursuant to the Bylaws) of the Company, with the potential right to receive the amount referring to 477,488 shares of the Company.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
•Telefónica Global Incentive Share Purchase Plan: Plan 100
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
To commemorate the 100th anniversary of Telefónica's incorporation (April 19, 2024), in addition to the Additional Shares, each of the participants may receive 100 Telefónica Commemoration Shares (“the Commemoration Shares“) free of charge.
The delivery of Commemorative Shares will occur following the vesting period of the plan, after March 31, 2024, and is conditioned to: (i) that the employee enrolled in the plan makes contributions, regardless of the amount of such contribution, during the twelve (12) month duration of the Purchase Period without interruption; (ii) to keep the Purchased Shares deposited in the Securities Account until the Consolidation Date; and (iii) that the employee enrolled in the plan continues to provide services to the Group until the Consolidation Date (first day after the end of the maintenance period being March 31, 2024).
The expenses of the Company and its subsidiaries with the share-based compensation plans described above, when applicable, are recorded as personnel expenses, segregated in the Cost of Services Rendered, Selling Expenses and General and Administrative Expenses groups (note 26), in the amounts of R$57,359 and R$38,528. For the years ended December 31, 2023 and 2022, respectively.
On December 31, 2023 and 2022, the consolidated liability balances of the share compensation plans were R$154,689 and R$77,175, respectively, including taxes.
31.PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS
a)Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).
For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.
The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes – “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.
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
b)Critical estimates and judgments
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
c)Information on pension plans and other post-employment benefits
The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
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
The position of plan assets is on December 31, 2023 and 2022, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.
The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).
The following is a summary of the pension plans and other post-employment benefits:
c.1)Post-Employment Health Benefits Plans
The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2023, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of August 31, 2023, both plans projected for December 31, 2023. For comparative exercises, the actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2022, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of August 31, 2022, both plans projected for December 31, 2022.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.1.1)Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)
The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.
Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are at the fixed percentage of payroll of employees covered by the Telefônica BD plan.
c.1.2)Health care plan – Law No. 9656/1998
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
c.2)Post-employment Social Security Plans
The actuarial valuation carried out for the CTB and PBS-A pension plans used the registration of participants with a base date of July 31, 2023, projected for December 31, 2023, and the registration of participants with a base date of July 31, 2022, projected for December 31, 2022. The actuarial valuation carried out for the pension plans Telefônica BD and Plans Visão used the registration of participants with a base date of August 31, 2023, projected for December 31, 2023 and the registration of participants with a base date of August 31, 2022, projected for December 31, 2022.
c.2.1)PBS Assisted Plan (PBS-A)
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
Pursuant to PREVIC Ordinance No. 249, of March 14, 2023, published in the DOU on April 13, 2023, SISTEL approved the distribution of part of its surplus, in the form of a special PBS-A reserve, with reversal of values at sponsors and improvement of benefits, in the form of temporary income, to those assisted.
On April 25, 2023, SISTEL announced that the Company's participation in this distribution of part of its surplus was R$89,130, with payments expected in 36 monthly installments, the first of which of R$2,476 (amount already received by the Company in April 2023) and adjusted to reflect the plan's results (Note 11).
Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2023 and 2022. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.2.2)CTB Plan
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
c.2.3)Telefônica DB Plan
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
c.2.4)VISÃO Plans (Visão Telefônica and Visão Multi plans)
The Company and its subsidiaries sponsor defined contribution plans with defined benefit components (hybrid plans) and pension benefits, the Visão plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.
The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$51,328 on December 31, 2023 (R$53,732 on December 31, 2022).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.3)Consolidated information on pension plans and other post-employment benefits
c.3.1)Reconciliation of net liabilities (assets)

	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,167,726	1,917,650	4,085,376	1,969,220	1,495,397	3,464,617
Fair value of plan assets	3,233,947	920,586	4,154,533	3,273,309	909,271	4,182,580
Net liabilities (assets)	(1,066,221)	997,064	(69,157)	(1,304,089)	586,126	(717,963)

Asset limitation	1,072,192	—	1,072,192	1,368,814	114,804	1,483,618

Current assets	(30,673)	—	(30,673)	—	—	—
Non-current assets	(43,375)	—	(43,375)	(4,161)	—	(4,161)
Current liabilities	8,683	22,905	31,588	7,643	19,734	27,377
Non-current liabilities	71,336	974,159	1,045,495	61,243	681,196	742,439
c.3.2)Total expenses recognized in the statement of income

	2023			2022			2021
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	1,747	9,378	11,125	1,857	13,667	15,524	2,184	21,361	23,545
Net interest on net actuarial assets/liabilities	5,903	68,825	74,728	(2,466)	51,628	49,162	(7,062)	70,436	63,374
Total	7,650	78,203	85,853	(609)	65,295	64,686	(4,878)	91,797	86,919
c.3.3)Amounts recognized in other comprehensive income (loss)

	2023			2022			2021
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial losses (gains)	352,011	352,974	704,985	(46,511)	6,843	(39,668)	(70,083)	(399,872)	(469,955)
Asset limitation effect	(431,071)	(126,032)	(557,103)	46,240	71,149	117,389	56,024	17,008	73,032
Total	(79,060)	226,942	147,882	(271)	77,992	77,721	(14,059)	(382,864)	(396,923)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.3.4)Changes in amount net of liability (asset) of defined benefit, net

	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	64,725	700,930	765,655	(26,359)	581,025	554,666
Expenses	7,650	78,203	85,853	(609)	65,295	64,686
Sponsor contributions	(10,108)	(9,011)	(19,119)	(7,529)	(23,382)	(30,911)
Amounts recognized in OCI	(79,060)	226,942	147,882	(271)	77,992	77,721
Distribution of reserves	22,764	—	22,764	99,493	—	99,493
Net defined benefit liability (asset) at the end of the year	5,971	997,064	1,003,035	64,725	700,930	765,655
Actuarial assets per balance sheet	(74,048)	—	(74,048)	(4,161)	—	(4,161)
Actuarial liabilities per balance sheet	80,019	997,064	1,077,083	68,886	700,930	769,816
c.3.5)Changes in defined benefit liability

	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,969,220	1,495,397	3,464,617	2,066,175	1,401,044	3,467,219
Current service costs	1,747	9,378	11,125	1,857	13,667	15,524
Interest on actuarial liabilities	183,161	143,981	327,142	169,354	121,216	290,570
Benefits paid	(192,759)	(69,670)	(262,429)	(188,382)	(70,975)	(259,357)
Member contributions paid	231	—	231	368	—	368
Actuarial losses (gains) adjusted by experience	89,991	156,879	246,870	63,005	189,038	252,043
Actuarial losses (gains) adjusted by financial assumptions	115,649	155,209	270,858	(143,157)	(158,593)	(301,750)
Defined benefit liability at the end of the year	486	26,476	26,962	—	—	—
Defined benefit liability at the end of the year	2,167,726	1,917,650	4,085,376	1,969,220	1,495,397	3,464,617
c.3.6)Changes in the fair value of plan assets

	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	3,273,309	909,271	4,182,580	3,310,273	860,165	4,170,438
Benefits paid	(184,151)	(60,705)	(244,856)	(182,298)	(47,636)	(229,934)
Participants contributions paid	231	—	231	368	—	368
Sponsor contributions paid	1,500	46	1,546	1,445	43	1,488
Interest income on plan assets	311,706	86,385	398,091	276,655	73,096	349,751
Return on plan assets excluding interest income	(145,884)	(14,411)	(160,295)	(33,641)	23,603	(10,038)
Distribution of reserves	(22,764)	—	(22,764)	(99,493)	—	(99,493)
Fair value of plan assets at the end of the year	3,233,947	920,586	4,154,533	3,273,309	909,271	4,182,580

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.3.7)Changes in asset limitation

	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,368,814	114,804	1,483,618	1,217,739	40,146	1,257,885
Interest on the asset limitation	134,449	11,228	145,677	104,835	3,509	108,344
Changes in the assets limitation, except interest	(431,071)	(126,032)	(557,103)	46,240	71,149	117,389
Asset Limitation at the end of the year	1,072,192	—	1,072,192	1,368,814	114,804	1,483,618
c.3.8)Results projected for 2024

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,037	15,806	17,843
Net interest on net defined benefit liability/asset	71	91,769	91,840
Total	2,108	107,575	109,683
c.3.9)Sponsoring company contributions projected for 2024

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	1,818	49	1,867
Benefits paid directly by the sponsor	8,684	23,008	31,692
Total	10,502	23,057	33,559
c.3.10)Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2023	8.0 years	13.8 years
In 2022	7.8 years	13.5 years

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.3.11) Actuarial assumptions

12.31.2023
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	8.90% to 9.07%	9.07% to 9.18%
Future salary growth rate	4.57% to 6.60%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2018 to 2022)	Turnover experience in VISÃO plans (2018 to 2022)

12.31.2022
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	9.75% to 9.83%	9.78% to 9.83%
Future salary growth rate	4.57% to 6.35%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2015 to 2017)	Turnover experience in VISÃO plans (2015 to 2017)
In addition to the assumptions presented in the tables above, for 2023 and 2022 other assumptions common to all plans were adopted, as follows: (i) long-term inflation rate: 3.50% in 2023 and 3.50% in 2022; and (ii) annual increase in the use of medical services according to age: 4.00% in 2023 and 2022.
c.3.12)Changes in actuarial assumptions in relation to the prior year
In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,167,726	1,917,650	4,085,376
Defined benefit liability, based on prior-year actuarial assumptions	2,051,591	1,735,965	3,787,556
Difference from change in actuarial assumptions	116,135	181,685	297,820
c.3.13)Sensitivity analysis for actuarial assumptions
The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.
Below, we present a sensitivity analysis on the defined benefit obligation for scenarios of increase and decrease in the discount rate used to adjust the defined benefit liability to present value and in the growth rate of medical costs.

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,167,726	1,917,650	4,085,376
Considering a rate increased by 1%	2,167,726	2,188,487	4,356,213
Considering a rate decreased by 1%	2,167,726	1,694,991	3,862,717

Defined benefit liability, discounted to present value at current rate	2,167,726	1,917,650	4,085,376
Considering a rate increased by 0.5%	2,093,889	1,800,635	3,894,524
Considering a rate decreased by 0.5%	2,246,886	2,047,694	4,294,580
c.3.14)Allocation of plan assets

	Consolidado
	12.31.2023			12.31.2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,571,155	867,468	3,438,623	2,809,035	848,895	3,657,930
Treasury Financial Letter	398,452	53,118	451,570	161,175	60,376	221,551
Repurchase operations	139,788	—	139,788	164,776	—	164,776
Debentures	17,840	—	17,840	20,716	—	20,716
Financial Letter	805	—	805	840	—	840
FIDC shares / Others	2,821	—	2,821	6,896	—	6,896
National Treasury Notes (LTN)	—	—	—	20	—	20
Variable income investments
Investments linked to funds and market indexes	4,917	—	4,917	6,217	—	6,217
Real estate investments	79,423	—	79,423	84,497	—	84,497
Loans to participants	16,669	—	16,669	17,215	—	17,215
Structured and overseas investments	2,077	—	2,077	1,922	—	1,922
Total	3,233,947	920,586	4,154,533	3,273,309	909,271	4,182,580

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
32.FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT
a)Accounting policy
a.1)Financial assets
a.1.1)Initial recognition and measurement
On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.
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
The Company's business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Financial assets classified and measured at amortized cost are maintained in a business plan with the objective of maintaining financial assets in order to obtain contractual cash flows while financial assets classified and measured at fair value against other comprehensive income are maintained in a business model. with the objective of obtaining contractual cash flows and for the purpose of sale.
The Company's consolidated financial assets include cash and cash equivalents, accounts receivable, financial investments, derivative financial instruments, amounts receivable from the sale of properties and others and credits with related parties.
a.1.2)Subsequent measurement
Subsequent measurement of financial assets depends on their classification, as follows: (i) Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income; (ii) Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in profit or loss; and (iii) Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the statement of income.
a.1.3)Derecognition
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
a.1.4)Impairment of financial assets
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
a.2)Financial liabilities
a.2.1)Initial recognition and measurement
Upon initial recognition, a financial liability is classified into the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) derivatives designated as hedge instruments in an effective hedge, as appropriate.
Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.
The Company's consolidated financial liabilities include accounts payable to suppliers, loans, financing, debentures, leases, 5G licenses, liabilities for the acquisition of a companies, derivative financial instruments, obligations with ANATEL, amounts to be refunded to customers and obligations with related parties.
a.2.2)Subsequent measurement
Measurement of financial liabilities depends on their classification, as follows: (i) Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the statement of income when incurred; and (ii) Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.
Amortized cost is calculated taking into account any discount or goodwill on acquisition and fees or costs that are an integral part of the effective interest rate method. Amortization using the effective interest rate method is included as a financial expense in the income statement.
a.2.3)Derecognition
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
a.3)Fair value measurement
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
The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.
For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.
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
In the years ended December 31, 2023 and 2022, there were no transfers of fair value assessments between the aforementioned levels.
a.4)Financial instruments – net
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
a.5)Derivative financial instruments and hedge accounting
A hedge relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: (i) there is an economic relationship between the hedged item and the hedging instrument; (ii) the credit risk effect does not influence the changes in value that result from this economic relationship; and (iii) the hedge ratio of the hedging relationship is the same as that resulting from the amount of the hedged item that the entity effectively protects and the amount of the hedge instrument that the Company effectively uses to protect that amount of hedged item.
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
a.5.1)Cash flow hedges
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
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
a.5.2)Fair value hedges
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
a.5.3)Classification between current and non-current
Derivative financial instruments are classified as current and non-current or segregated into short and long-term portions based on an evaluation of the contractual cash flows.
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
b)Critical estimates and judgments
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
c)Derivative transactions
The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
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
On December 31, 2023 and 2022, the Company held no embedded derivatives contracts.
c.1)Fair value of derivative financial instruments
The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Assets position	820,298	1,701,304	85,288	158,023
Foreign Currency	609,794	1,526,619	256	105,663
US$(1)(2)	369,544	1,428,565	27	105,472
EUR(1)	125,848	95,231	229	167
NDF US$(3)	114,402	2,823	—	24

Floating rate	172,471	143,813	1,952	1,357
CDI(1)	172,471	143,813	1,952	1,357

Inflation rates	38,033	30,872	83,080	51,003
IPCA(2)	38,033	30,872	83,080	51,003

Liabilities position	(820,298)	(1,701,304)	(94,703)	(164,141)
Floating rate	(533,425)	(1,579,506)	(93,805)	(163,730)
CDI(1)(2)	(533,425)	(1,579,506)	(93,805)	(163,730)

Fixed rate	(114,402)	(2,823)	(898)	—
NDF US$(3)	(114,402)	(2,823)	(898)	—

Foreign Currency	(172,471)	(118,975)	—	(411)
US$(1)	(169,247)	(143,813)	—	(411)
EUR(1)	(3,224)	24,838	—	—

	Long position		85,288	158,023
	Current		8,336	113,501
	Non-current		76,952	44,522

	Short position		(94,703)	(164,141)
	Current		(6,948)	(86,548)
	Non-current		(87,755)	(77,593)
	Amounts payable, net		(9,415)	(6,118)

(1)Foreign currency swap (euro and CDI x euro) (R$122,241) and (US dollar and CDI x US dollar) (R$198,014) – swap operations contracted with maturities until March 11, 2024, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$122,243 payable and R$198,011 payable, respectively).
(2)Swap IPCA x CDI (R$46,878) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$46,878 payable).
(3)NDF dollar x (R$898) – forward operations contracted with maturities up to June 11, 2024, with the objective of protecting against exchange variation risks of service contracts (book value of R$898 payable).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
c.2)Net changes of derivative financial instruments

	12.31.2023	12.31.2022
Balance at the beginning of the fiscal year	(6,118)	(12,676)
Payments	142,637	166,659
Receipts	(27,484)	(55,617)
Effects on the financial result of fair value adjustments	(110,089)	(82,951)
Effects on equity of fair value adjustments	(8,361)	(21,533)
Balance at the end of the year	(9,415)	(6,118)
c.3)Aging of derivative financial instruments (net)

	Maturing in
Swap contract	2024	2025	2026	2027	2028	2029 onwards	Amount receivable (payable) on 12.31.2023
IPCA x CDI	6,128	6,845	5,583	5,579	4,935	(33,745)	(4,675)
NDF US$ x Fixed rate	(898)	—	—	—	—	—	(898)
Foreign currency x CDI	(5,794)	—	—	—	—	—	(5,794)
CDI x Foreign Currency	1,952	—	—	—	—	—	1,952
Total	1,388	6,845	5,583	5,579	4,935	(33,745)	(9,415)
For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.
On December 31, 2023, and 2022, the derivatives financial instruments generated net results (parent company and consolidated) of negative R$110,089 and positive of R$105,522, respectively (Note 28).
c.4)Sensitivity analysis of the Company's risk variables
CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.
Each financial instrument derivative transactions were assessed, and assumptions included a probable base scenario and a further two stressed scenario that could adversely impact the Company.
For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2023.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	122,241	152,801	183,361
Payables in EUR	Debt (appreciation risk EUR)	(148,501)	(185,626)	(222,751)
Receivables in EUR	Debt (depreciation risk EUR)	26,258	32,822	39,387
	Net Exposure	(2)	(3)	(3)

Hedge (assets position)	Derivatives (depreciation risk US$)	198,014	247,517	297,021
Payables in US$	Debt (appreciation risk US$)	(314,175)	(392,719)	(471,263)
Receivables in US$	Debt (depreciation risk US$)	116,164	145,205	174,246
	Net Exposure	3	3	4

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	46,878	32,017	18,530
Debt in IPCA	Debt (risk of increase in IPCA)	(46,878)	(32,017)	(18,530)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	(898)	(1,123)	(1,404)
OPex em US$	OPex (appreciation risk US$)	898	1,123	1,404
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	6,948	6,875	6,824
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(85,803)	(85,793)	(88,245)
	Net Exposure	(78,855)	(78,918)	(81,421)

Total net exposure in each scenario		(78,854)	(78,918)	(81,420)

Net effect on changes in current fair value		—	(64)	(2,566)
The fair values shown in the table above are based on the portfolio position on December 31, 2023, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.
For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The assumptions used by the Company for the sensitivity analysis on December 31, 2023, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	4.8400	6.0500	7.2600
EUR	5.3500	6.6900	8.0300
IPCA	4.68%	5.89%	7.11%
IGPM	(3.18)%	(3.96)%	(4.73)%
CDI	11.65%	14.77%	17.97%
d)Classification of financial assets and liabilities by category and fair value hierarchy
For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Below, we present the composition and classification of financial assets and liabilities as of December 31, 2023 and 2022.

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		4,358,276	2,273,834	4,358,276	2,273,834
Financial investments (note 4)	1		1,148	1,016	1,148	1,016
Trade accounts receivable (Note 5)	1		9,318,077	8,691,114	9,318,077	8,691,114
Derivative transactions (Note 32)	2	Level 2	8,336	113,501	8,336	113,501
Sale of real estate and other receivables (Note 11)	1		106,223	93,142	106,223	93,142
Related-party receivables (Note 11)	1		259,426	253,144	259,426	253,144

Non-current
Financial investments (note 4)	1		36,169	43,522	36,169	43,522
Trade accounts receivable (Note 5)	1		351,036	399,029	351,036	399,029
Derivative transactions (Note 32)	2	Level 2	76,952	44,522	76,952	44,522
Sale of real estate and other receivables (Note 11)	1		51,129	48,338	51,129	48,338
Related-party receivables (Note 11)	1		8,820	181,085	8,820	181,085
Total financial assets			14,575,592	12,142,247	14,575,592	12,142,247

Financial Liabilities
Current
Trade accounts payable, net (Note 17)	1		8,169,945	7,415,798	8,169,945	7,415,798
Loans and financing (Note 21)	1		—	1,073,090	—	1,073,090
Leases (Note 21)	2	Level 2	3,877,090	3,503,167	3,877,090	3,503,167
Debentures (Note 21)	1		221,589	236,833	221,589	236,833
5G Licenses (Note 21)	1		351,291	652,301	351,291	652,301
Liabilities for the acquisition of a company (Note 21)	1		25,690	554,554	25,690	554,554
Derivative transactions (Note 32)	2	Level 2	6,050	86,532	6,050	86,532
Derivative transactions (Note 32)	3	Level 2	898	16	898	16
Liabilities with ANATEL (Note 23)	1		99,884	42,045	99,884	42,045
Amounts to be refunded to customers (Note 23)	1		124,533	63,460	124,533	63,460
Liabilities with related parties (Note 23)	1		5,103	118,303	5,103	118,303

Non-current
Leases (Note 21)	2	Level 2	9,718,949	8,529,436	9,718,949	8,529,436
Debentures (Note 21)	1		3,500,000	3,500,000	3,500,000	3,500,000
5G Licenses (Note 21)	1		949,395	1,191,670	949,395	1,191,670
Liabilities for the acquisition of a company (Note 21)	1		63,198	60,745	63,198	60,745
Other creditors (nota 21)	1		30,025	—	30,025	—
Derivative transactions (Note 32)	2	Level 2	87,755	77,593	87,755	77,593
Liabilities with ANATEL (Note 23)	1		829,636	734,833	829,636	734,833
Liabilities with related parties (Note 23)	1		568	6,421	568	6,421
Total financial liabilities			28,061,599	27,846,797	28,061,599	27,846,797

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Classification by category
(1)Amortized cost
(2)Measured at fair value through profit or loss
(3)Measured at fair value through OCI
e)Capital management
The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.
The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2023, there were no changes in capital structure objectives, policies or processes.
The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, other creditors and derivative financial instruments, less cash and equivalents cash, financial investments in FIDC, accounts receivable from credit rights (FIDC Vivo Money) and judicial deposit related to liability for the acquisition of companies.
The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.2023	12.31.2022
Cash and cash equivalents	4,358,276	2,273,834
Financial investments	1,148	1,016
Accounts receivable – FIDC Vivo Money (net of estimated losses)	208,194	158,259
Judicial deposit (Garliava)	—	522,297
Loans and financing, debentures, leases and other creditors	(18,737,227)	(19,301,796)
Derivative transactions, net	(9,415)	(6,118)
Net debt	(14,179,024)	(16,352,508)
Net equity	69,627,320	68,455,847
Net debt-to-equity ratio	20.36%	23.89%
f)Risk management policy
The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.
f.1)Currency Risk
The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.
Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$33,796 thousand, €18,409 thousand and £66 thousand paid by December 31, 2023, and US$26,979 thousand, €17,264 thousand and £66 thousand paid by December 31, 2022) to mitigate its foreign exchange risks.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
f.2)Interest and Inflation Risk
This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).
To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$4,289,932 and R$2,220,385 on December 31, 2023, and December 31, 2022, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.
f.3)Liquidity Risk
Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.
The Company structures the maturities of financial instruments so as not to affect their liquidity.
The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.
The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.
f.4)Credit Risk
The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.
Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
f.5)Environmental Risks
The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will have to incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.
The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.
Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.
In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.
The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the horizon of 2030.
To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC“), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.
f.6)Risks Relating to the Brazilian Telecommunications Industry and the Company
The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.
In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.
In this sense, it is important to highlight that, as stated in ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Targets Plan (“PGMC“), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aimed at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS“), previously established by the regulation itself. Also in November 2023, ANATEL submitted to public consultation the review of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes, among other changes , new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, indicated in the regulatory agenda for the 2023-2024 biennium, is that the new RUE will be published in the fourth quarter of 2024.
Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.
Regarding the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model – Act No. 9157/2018).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
Still on the Offers mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), they were being debated within the scope of ANATEL to discuss the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of 05 (five) years.
The Company currently has contracts signed with the possibility of charging the minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.
Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.
As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.
In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. In this sense, it should be added that ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation changes some provisions in a more relevant way, such as the way telecommunications service offers are made and the rules for blocking due to default, in addition to updating/modernizing some service rules.
Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.
f.7)Insurance Coverage
The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.
On December 31, 2023, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.
The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
f.8)Compliance
The Company is subject to compliance with national legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation relating to the same topic in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.
Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.
The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.
As a result of the Company's commitment to maintaining a robust Compliance Program, the Company obtained the DSC 10,000 certificate - Guidelines for the Compliance System (valid until December 14, 2024) in the years 2020, 2021, 2022 and 2023. The certificate DSC 10.00 highlights the evolution of its Compliance Program over the last few years. Furthermore, in 2023, the Company also received Pro Ética recognition, an initiative from the Comptroller General of the Union (CGU) that publicly recognizes companies that practice voluntary integrity practices.
33.ADDITIONAL INFORMATION ON CASH FLOWS
The following is a reconciliation of the consolidated cash flow financing activities for the year ended December 31, 2023, and 2022.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2022	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, fair value, monetary and exchange rate updates, write-offs and reversals	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2023
Interim dividends and interest on equity	3,187,417	—	(3,832,612)	—	—	—	—	2,893,079	2,247,884
Loans and financing	1,073,090	30,025	(1,056,060)	(34,236)	17,206	—	—	—	30,025
Leases	12,032,603	—	(2,754,909)	(1,481,392)	1,392,570	4,407,167	—	—	13,596,039
Debentures	3,736,833	—	—	(501,765)	486,521	—	—	—	3,721,589
Liabilities for the acquisition of a company	615,299	—	(24,038)	(4,973)	38,070	(561,285)	25,815	—	88,888
5G Licences	1,843,971	—	(616,936)	(31,912)	105,563	—	—	—	1,300,686
Derivative financial instruments	6,118		(107,714)	(7,439)	118,450	—	—	—	9,415
Total	22,495,331	30,025	(8,392,269)	(2,061,717)	2,158,380	3,845,882	25,815	2,893,079	20,994,526

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2021	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2022
Interim dividends and interest on equity	4,265,715	—	(5,709,263)	—	—	—	—	4,630,965	3,187,417
Loans and financing	224,610	1,000,000	(224,606)	(23,481)	96,567	—	—	—	1,073,090
Leases	11,230,099	—	(2,940,222)	(1,300,792)	1,292,376	3,162,118	589,024	—	12,032,603
Debentures	1,028,463	3,500,000	(1,000,000)	(39,011)	247,381	—	—	—	3,736,833
Liabilities for the acquisition of a company	—	—	(100,000)	—	39,488	—	675,811	—	615,299
5G Licences	4,450,806	—	(2,721,392)	(168,227)	282,784	—	—	—	1,843,971
Derivative financial instruments	12,676	—	(111,042)	—	104,484	—	—	—	6,118
Total	21,212,369	4,500,000	(12,806,525)	(1,531,511)	2,063,080	3,162,118	1,264,835	4,630,965	22,495,331
34.CONTRACTUAL COMMITMENTS AND GUARANTEES
a)Contractual commitments
The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.
On December 31, 2023, the total consolidated nominal values equivalent to the full contract period were:

Year
2024	1,015,822
2025	749,362
2026	438,382
2027	358,300
2028	334,504
2029 onwards	730,684
Total(1)	3,627,054

(1)Includes R$154.4 millions, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2023, 2022 and 2021
(In thousands of Reais, unless otherwise stated)
b)Guarantees
On December 31, 2023, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Insurance of guarantee(1)	26,935,174
Letters of guarantee	4,596,336
Judicial deposits and garnishments (Note 10)	2,911,929
Property and equipment (Note 13.f)	101,220
Financial investments in guarantee of lawsuits (Note 4)	36,169
Total	34,580,828

(1)These refer to insurance amounts contracted to ensure the continuity of legal proceedings (note 20).
35.SUBSEQUENT EVENTS
a)CADE approval of the joint venture between the Company and Auren (note 1.c.7)
On January 5, 2024, CADE's General Superintendence approved, without restrictions, Merger Act No. 08700.009212/2023-71, referring to the creation of the joint venture between the Company and Auren. The completion of the transaction is still subject to obtaining authorization from the European antitrust body.
b)Company Capital Reduction
The Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), and the provisions of CVM Resolution No. 44, of 23 of August 2021, informed its shareholders and the market in general, in continuity with the Relevant Fact disclosed on November 8, 2023 that, in an EGM held On January 24, 2024, the reduce the Company's share capital in the amount of R$1,500,000 was approved, without the cancellation of shares, under the terms of article 173 of the Brazilian Corporation Law, maintaining it the number of shares and the percentage of shareholder participation in the Company's share capital remain unchanged (“Reduction”). Consequently, the Company's share capital will be changed from R$63,571,416 to R$62,071,416.
The Reduction will be implemented by refunding to shareholders, in national currency, the amount of R$0.90766944153 per common share issued by the Company, considering the number of common shares issued by the Company in circulation on January 24, 2024, which already reflects the cancellation of certain shares issued by the Company held in treasury, carried out on December 22, 2023, as per the Material Fact disclosed on December 26, 2023. Due to the Company's Share Buyback Program, the aforementioned value per share ordinary shares may undergo changes considering the Company's shareholding base to be verified on April 10, 2024. Therefore, the shareholding position to be considered for receiving the resources resulting from the Reduction will be that contained in the Company's records at the end of April 10th 2024, and after this date, shares issued by the Company will be considered ex-refund rights.
The resources resulting from the Reduction will be paid in a single installment, until July 31, 2024, on a date to be defined in due course by the Company's Board of Directors, individually to each shareholder and in proportion to their respective shares in the Company's share capital.
The Reduction will become effective after the 60-day deadline for creditors' opposition has passed, counting from the publication of the minutes of the EGM, as provided for in article 174 of the Brazilian Corporation Law.