Form 20-F
period 2024-12-31
TELEFONICA BRASIL S.A.
filed 2025-02-27
CIK 1066119

As filed with the Securities and Exchange Commission on February 27, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	1,626,682,604
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
Yes  ☐    No  ☒

i

INTRODUCTION
References in this annual report to “Telefônica Brasil,” “Telefônica,” “we,” “our,” “us” and “the Company” are to Telefônica Brasil S.A. are to Telefônica Brasil S.A. and its consolidated subsidiaries (unless the context otherwise requires). All references in this annual report to:
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
•“BNDES” are to the Banco Nacional de Desenvolvimento Econômico e Social, the Brazilian Development Bank;
•“Brazil” are to the Federative Republic of Brazil;
•“Brazilian Corporate Law” are to Law No. 6,404 of December 15, 1976, as amended;
•“CADE” are to the Conselho Administrativo de Defesa Econômica, the Brazilian antitrust and competition authority;
•“CDI rate” are to Certificado de Depósito Interbancário, the Certificate for Interbank Deposits;
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
•“SP Telecom” are to SP Telecomunicações Participações Ltda.;
•“STF” are to the Brazilian Federal Supreme Court (Supremo Tribunal Federal);
•“TCU” are to the Brazilian Federal Court of Accounts (Tribunal de Contas da União);
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
DTH: A special type of service that uses satellites for the direct distribution of television and audio signs for subscribers (“direct to home”).
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
v

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
PGMC: Plano Geral de Metas de Competição, or the General Competition Targets Plan, as amended.
PGO: Plano Geral de Outorgas, or the General Plan of Grants.
PGMU: Plano Geral de Metas de Universalização, or the General Universal Service Targets Plan.
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

SMP or “mobile” services: Serviço Móvel Pessoal or Personal Mobile Service, a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range.
SMS: Text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages.
STFC, "fixed" or “fixed-line” services: Serviço de Telefônia Fixo Comutado, or the transmission of voice and other signals between determined fixed points.
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
•our ability to successfully execute our strategic initiatives and capital expenditure plans and to accurately estimate demand forecasts;
•our ability to secure and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;
•our ability to comply with the terms of our concession agreements and our authorizations;
•decisions by applicable regulatory authorities to terminate, modify or renew our concession agreements and our authorizations or the terms thereof;
•new telecommunications regulations or changes to existing regulations;
•technological advancements in our industry and our ability to successfully implement them in a timely manner;
•network completion and product development schedules;
•the possible requirement to record impairment charges relating to goodwill and long-lived assets;
•increased competition in the Brazilian telecommunications sector and the relative success of competing networks, products and services;
•the cost and availability of financing;
•uncertainties relating to political and economic conditions in Brazil as well as those of other emerging markets;
•inflation and government measures to fight inflation;
•interest rate and exchange rate risks;
•the Brazilian government’s policies regarding the telecommunications industry and regulatory and legal developments affecting the telecommunications industry in Brazil;
•the Brazilian government’s tax policy, including government intervention resulting in changes to the economy, taxes and tariffs, including the effects of a possible tax reform in Brazil;

•cyberattacks or data breaches with the ability to disrupt operations, compromise customer data and damage our reputation;
•    extreme weather or climate-related events, which may disrupt infrastructure, increase costs or impact operations;
•adverse decisions in ongoing litigation; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
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

PRESENTATION OF FINANCIAL INFORMATION
We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 were prepared and are being presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Our financial consolidated financial statements have also been filed with the CVM, the local securities regulator in Brazil, and made publicly available.
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies.
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes to our audited consolidated financial statements included elsewhere in this annual report: 1.c.2) corporate events in 2024; 5.b) trade accounts receivable; 8.b) income and social contribution taxes; 13.b) property and equipment; 14.b) intangible assets; 20.b) provision and contingencies; 21.b) Loans and financing, debentures, leases and other creditors; 31.b) pension plans and other post-employment benefits; and 32.b) financial instruments and risk and capital management.
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
Summary of Risk Factors
Summary of Risks Relating to Financial Matters
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our common shares and ADSs.
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
•Potential global or national events related to health, including contagious disease outbreaks, epidemics or pandemics, may significantly affect our operations.
•Changes in taxes and other assessments or changes in the interpretation of tax laws or regulations may adversely affect us and our shareholders.
•The ongoing war between Russia and Ukraine and the war in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.
•Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.
•Some of our debt agreements may contain covenants, key performance indicators and targets; as such, any default or failure to reach such targets under such debt agreements may have a material adverse effect on our financial condition and cash flows.
Summary of Risks Relating to Operational Matters
•Information technology is key to our business and we could be subject to cybersecurity risks.
•Companies operating in the telecommunication industry, including us, may be harmed by restrictions regarding the deployment and maintenance of network infrastructure.
•    Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.
•We are subject to environmental laws and regulations. Failure to comply with governmental laws and regulations could subject us to penalties that could have an adverse effect on our business and reputation.
Summary of Risks Relating to Our Business and Industry
•We are dependent on key personnel and the ability to hire and retain additional personnel.
•We are subject to liabilities relating to third-party contractors, which may have a material adverse effect on our business and results of operations.
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
•Our concession agreements may be revised by the Brazilian government under certain circumstances.
•A review of our concession agreements and/or the implementation of a new regulatory framework in Brazil could have a material adverse effect on our operations.

•Our current radiofrequency licenses may not be renewed for additional periods.
•We depend on key suppliers to obtain the necessary equipment and services for our business.
•Our results of operations may be negatively affected by changes to STFC or SMP rules.
•ANATEL has the authority to issue new regulations affecting many of our areas of operations.
•The industry in which we conduct our business is continually changing and evolving technologically, which demands adequate changes in the regulatory environment.
•We are subject to certain risks related to conditions and obligations imposed by ANATEL for the use of the spectrum needed for the 4G and 5G services we offer.
•Our sales could be suspended as a result of issues with the quality of our services.
•We are subject to the risk of noncompliance with data privacy and protection laws, which may lead to sanctions, including financial penalties.
•Our expansion into new business sectors may expose us to operational and regulatory risks.
Summary of Risks Relating to Legal and Compliance Matters
•We face risks associated with litigation.
•We are exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
•Internet regulation in Brazil is still limited and several legal issues related to the Internet are uncertain.
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

Risks Relating to Financial Matters
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
•exchange controls and restrictions on remittances abroad (including with regards to the payment of dividends); and
•other political, diplomatic, social and economic developments in or affecting Brazil.
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
In the past, Brazil has recorded high inflation rates, which, combined with measures taken to fight inflation, has materially adversely affected the Brazilian economy. The COPOM often adjusts interest rates in Brazil in order to achieve the inflation targets established by the National Monetary Council (CMN). The measures taken to curb inflation, such as the increase of interest rates, as well as expectations of any future measures, may have adverse effects on the Brazilian economy, contributing to higher economic uncertainty, reduced economic growth and volatility in the Brazilian capital markets and may adversely affect our business and results of operations.
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
According to the IPCA index, Brazil’s inflation rates stood at 4.6%, 5.8% and 10.1% in the years ended on December 31, 2023, 2022, and 2021, respectively. In the year ended on December 31, 2024, inflation, as measured by the IPCA, stood at 4.8%, above the target of 3%. Inflation has been driven by factors such as exchange rate depreciation and adverse climate conditions, amid a robust economic activity. These elements underscore the persistent challenges in managing price stability in the Brazilian economy.
In response to inflationary pressures and macroeconomic volatility, the Central Bank of Brazil has historically implemented monetary policies characterized by elevated interest rates. The Central Bank of Brazil sets the SELIC rate, guiding the broader banking system based on its scenario for inflation, economic growth and other key indicators. In August 2023, the Central Bank started cutting the SELIC rate as a result of a slowdown in inflation and the SELIC rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures prompted the Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. In its December 2024 meeting statement, COPOM members unanimously indicated expectations of further rate hikes, projecting increases of one percentage point in the first two meetings of 2025. Nevertheless, the COPOM also stated that future monetary policy decisions will depend on a comprehensive analysis of inflation dynamics, long-term projections, the output gap, and the balance of economic risks. As of the date of this annual report, the SELIC rate stands at 13.25% per annum.
Moreover, fixed broadband and mobile service providers, including us, use the IGP-DI to adjust their prices and television and cable service providers use the IGP-M. The IGP-DI and IGP-M are inflation indexes developed by the FGV, a private organization. Since 2006, telephone fees for fixed-line services have been indexed to the IST, as adjusted by a productivity factor, or X Factor, which is defined by ANATEL Resolution No. 507/2008.

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
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Brazil’s sovereign credit rating affects the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.
Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016. Brazil was further downgraded by S&P in February 2016 and January 2018 and by Fitch in May 2016 and February 2018. As of the date of this annual report, Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB by S&P and Fitch Ratings and Ba1 by Moody’s—ratings which remain below investment grade. Consequently, the prices of securities issued by Brazilian companies are negatively affected. A possible deceleration of growth rates of the Brazilian economy, among other factors, could lead to ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the market price of our common shares and ADSs to decline.

Potential global or national events related to health, including contagious disease outbreaks, epidemics or pandemics, may significantly affect our operations.
Potential global or national events related to health, including contagious disease outbreaks, epidemics or pandemics, may significantly affect our operations. Such events may cause, among other things, supply chain delays due to issues with factories or logistics; impacts on employees or third-party contractors due to quarantine periods or infection; as well as effects on global economic growth and, therefore, the growth of the national economy, which could have a variety of adverse impacts on supply (paralysis of integrated production chains, freezing of productive resources) and demand (deterioration of confidence and expectations, negative effects on income and wealth) caused by a substantial deterioration in financial markets, unprecedented drops in commodity prices, strong slowdown in business activity or severe transportation restrictions.
Changes in taxes and other assessments or changes in the interpretation of tax laws or regulations may adversely affect us and our shareholders
The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. In Brazil, the tax system is highly complex and tax laws and regulations are commonly subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected. The effects of these changes and any other changes that result from the enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.
For more information, see “Item 4. Information on the Company—B. Business Overview—Significant changes in tax legislation.”
The ongoing war between Russia and Ukraine and the war in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.
The ongoing war between Russia and Ukraine and the war in the Middle East have provoked strong reactions from the United States, the UK, the EU and various other countries around the world. While the precise effect of these wars and sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets and an increase in energy and commodity prices globally. The potential consequences of these wars for us include, without limitation:
•The U.S. dollar may appreciate sharply, which could increase the price of goods and services on which we depend for which we are required to pay in U.S. dollars, as well as increase the pressure on our margins and prices generally.
•Inflation originating from theses war makes it more difficult for us to conduct our financial planning, and increases the capital needed to fund our activities and our credit risk exposure. Measures by the Brazilian government and the Central Bank to contain inflation, such as raising the basic interest rate, could materially impact the cost of debt and third-party capital for our financing and investing activities.
•A recession of the Brazilian and/or global economies as a result of the aforementioned developments could also have a material adverse effect on our business.
While as of the date of this annual report there have not been any material impacts from these wars on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. Nonetheless, the adverse effects —global or localized— of these wars, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates may adversely affect our ability to meet liabilities denominated or linked to foreign currencies or reduce our income in foreign currency, and may have a material adverse effect on the market value of our common shares and ADSs.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. From 2017 to 2021 the real depreciated by a total of 71.2% against the U.S. dollar during the period, whereas the real appreciated by 10.3% against the U.S. dollar from 2022 to 2023. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00 as of December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during 2024. As of February 26, 2025, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.813 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.
As of December 31, 2024, 99.8% of our total indebtedness, which includes current and non-current loans and financing, debentures, leases and other creditors of R$20.7 billion was denominated in Brazilian reais. In the year ended December 31, 2024, approximately 11.1% of our operating costs and expenses were payable or linked to payment by us in U.S. dollars or Euros. Additionally, in the same year, 99.8% of our revenue was generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses. In addition, the IST inflation index does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.
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
Some of our debt agreements may contain covenants, key performance indicators and targets; as such, any default or failure to reach such targets under such debt agreements may have a material adverse effect on our financial condition and cash flows.
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

Risks Relating to Operational Matters
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
Currently, hundreds of municipal laws in Brazil limit the installation of new antennas for mobile service. This scenario has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radio frequencies of the antennas. Despite the existence of a federal law enacted in 2015 that addresses this issue by establishing new guidelines to create a consolidated plan for the installation of antennas, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist.
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

New laws and regulations may also create additional restrictions on our transmission infrastructure, which in turn, could have an adverse effect on our business. In this sense, a new regulation regarding the use of electricity poles infrastructure by telecommunication companies is expected to be published by ANATEL and ANEEL (the national Brazilian electricity regulatory agency) by the end of 2025. The new regulation can set forth changes in pricing and other conditions related to the access and maintenance of telecommunication equipment in light poles that may affect our ability to make use of such infrastructure, deemed vital to our current and future operations.
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
Our operations may be suspended or interrupted for an indeterminate period in case of adverse events that are likely to damage our transmission bases. These events include natural disasters, storms, cyclones, climate change or other impacts, environmental events and man-made disasters, including fires, explosions, and geopolitical disruptions, to civil unrest or health crises (such as the COVID-19 pandemic), or any other unexpected events.
Climate change represents systemic risks that, when realized, can result in socioeconomic, financial and environmental impacts potentially affecting the fulfillment of Telefônica Brasil’s business strategy and objectives. Climate change related risks can be categorized as physical risks (chronic and acute) and transition risks.
When examining physical risks, the increasing frequency of extreme weather events such as storms, cyclones, heatwaves, and wildfires can lead to significant damage to our infrastructure causing failures in our wired and mobile networks.
For example, even with no material impact, in April and May 2024, Telefônica Brasil’s operations suffered with a flooding event in the state of Rio Grande do Sul, which damaged towers, resulted in the interruption of telephone and internet services and overloaded networks.
The growing likelihood of damage to our infrastructure due to extreme weather events could have a material adverse impact on our operations. Rising mean temperatures could increase our operating costs due mostly to the increase in refrigeration needs of network equipment. High temperatures also can affect the telecommunication equipment producing failures, write-offs and early retirement and therefore increase the risk of severe disruption; therefore, cooling is essential.
When considering transition risks, an increased cost of energy (electricity operating expenses) stands out for having the most substantial financial impact. This is largely due to our high consumption of electricity (an average of 1,800 GWh per year) and the significant dependence of the Brazilian electricity matrix on hydroelectric power, where prolonged periods of drought can adversely impact energy prices.
Moreover, the Telecom sector is not especially dependent on fossil fuels but is very dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy related operating expenses. If we are unable to mitigate or prevent any such damage in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have an adverse effect on the continuity of our operations, our financial results and compliance with applicable regulations.

We are subject to environmental laws and regulations. Failure to comply with governmental laws and regulations could subject us to penalties that could have an adverse effect on our business and reputation.
Our operations and properties are subject to a variety of environmental laws and regulations governing, among other subjects, environmental licensing and registries, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas. Failure by us or by our business partners to comply with present and future requirements, or to identify and manage new or existing environmental liabilities, could cause us to incur substantial costs, including investigation and remediation costs, indemnification, compensation, conduct adjustments, fines, suspension of activities and other penalties, investments to upgrade our facilities or changes our processes, as well as damages to the company's reputation. The identification of presently unidentified environmental issues, change in evaluation criteria by regulatory agencies, enactment of more restrictive laws and regulations or other unanticipated events may arise in the future and result in material environmental liabilities and related costs. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, assets and financial condition.
Risks Relating to Our Business and Industry
We are dependent on key personnel and the ability to hire and retain additional personnel.
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
We are subject to liabilities relating to third-party contractors, which may have a material adverse effect on our business and results of operations.
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
Furthermore, if the contracting of third-party services is considered to involve the main activities of the company, it may be characterized as direct employment, which would significantly increase our costs and, as a result, we may be subject to administrative proceedings by the relevant labor regulators and may be required to pay fines to the third-party service providers.

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
Our concession agreements may be revised by the Brazilian government under certain circumstances.
As of the date of this annual report, we operate our fixed-line business in the state of São Paulo under a concession granted by the Brazilian government. On December 16, 2024, we signed, alongside the National Telecommunications Agency (ANATEL), the Federal Court of Accounts (TCU), and the Federal Government through the Ministry of Communications, a Term of Self-Composition for the Adaptation of the Concession Contracts for STFC services to an Authorization Instrument, or the Self-Composition Agreement. The Self-Composition Agreement includes, among other points: (i) the carrying out of investments by Telefônica, in the form, conditions and terms established in the Agreement, in return for the Adaptation; and (ii) the maintenance of STFC services until December 31, 2028, in locations without adequate competition contained in the service area of the STFC Concession Contracts that will be extinguished. With the signing of the Self-Composition Agreement, the transition from the STFC Concession regime to the Authorization regime can be finalized. This will be formally established through the signing of the Unified Authorization Term to be issued by ANATEL.
We expect to continue to operate under such concession until the transactions envisioned by the Self-Composition Agreement are concluded and such concession is converted into an authorization. According to the terms of this concession, we are obligated to meet certain universal service requirements and maintain minimum quality and service standards. For example, ANATEL requires that we satisfy certain conditions with respect to, among other things, the expansion of our network to: (i) provide public pay-phone services under specific conditions, despite significant reductions in requirements by Decree No. 9,619/2018 (maintained in Decree No. 10,610/2021); (ii) provide private individual telephony service for locations with a population of over 300 persons, upon request by any consumer; and (iii) meet certain service quality targets (as reviewed by Resolution No. 717/2019, which remains under implementation). Our ability to satisfy these terms and conditions may be affected by factors beyond our control, and our failure to comply with the requirements of this concession may result in the imposition of fines of up to R$50 million per incident and/or other government sanctions, including the imposition of a preemptive ban on marketing our services or the termination of our concession. The partial or total termination of our concession or other authorizations would have a material adverse effect on our financial condition and results of operations.
Once the transactions envisioned by the Self-Composition Agreement are concluded, Telefônica will operate under the authorization regime and the assets currently used by Telefônica to provide STFC under the concession model in São Paulo will no longer be considered reversible assets. As a result, even if the TCU reviews the RCON, this discussion will no longer impact us. The effective adaptation of the concession model to the authorization model, through the Unified Authorization Term, investments will be made in the form, conditions, and deadlines established in the LGT and in the Self-Composition Agreement.

Nonetheless, any additional changes in laws, rules, or regulations or additional changes in the current regulatory framework may imply the imposition of new requirements, including obligations to make specific investments and/or capital expenditures. Our authorizations contain certain obligations, and our failure to comply with these obligations may result in fines and penalties imposed on us by ANATEL.
A review of our concession agreements and/or the new telecommunications regulatory framework in Brazil could have a material adverse effect on our operations.
The expiration date of our fixed-line concession agreements pursuant to the terms of the original concession in São Paulo is December 31, 2025. These agreements contain a provision permitting ANATEL to review the concession agreements every five years and include revisions to terms and conditions that relate to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions.
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
In addition, on October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework by amending the General Telecommunication Law and significantly impacts this industry. The law permits fixed-line concession operators to migrate from a concession regime (in which the underlying assets must be reverted to the government at the end of the concession) to an authorization regime. ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. According to the New General Telecommunications Law, on July 5, 2022, ANATEL presented to the TCU a methodology with an estimate of the economic value associated with the adaptation of the concession instrument for authorization.
In a session held on March 22, 2023, the methodology applied by ANATEL was approved by TCU, conditioned on the Agency guaranteeing the adoption of values that approximate market values for the evaluation of the more significant reversible assets. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023, the balance of service adequacy (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value. The Company should have calculated the balance within 120 (one hundred and twenty) days; however, with the possibility of an agreement between ANATEL and the concessionaires involving arbitration and migration to be taken within the scope of a consensual solution with the TCU, ANATEL granted the suspension of the aforementioned deadline.
Until such time as the transactions envisioned by the Self-Composition Agreement are concluded and such concession is converted into an authorization (see “—Our authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL”), any additional changes to laws, rules or regulations governing our concession could have a material adverse effect on our operations and financial condition. In particular, changes to our concession agreements or further changes to the current regulatory framework may entail the imposition of new requirements, including obligations to make specific investments and/or capital expenditures. ANATEL may also impose new service targets on us with values that we are not able to predict.

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
In November 2020, ANATEL decided to renew our current authorizations for the use of radio frequencies in bands A and B (850 MHz) on a primary basis until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and associated obligations, were challenged by the affected service providers, including us. Following ANATEL’s rejection of these complaints, the final determination regarding these specific conditions remains pending and will require a decision by the TCU.
In April 2023, ANATEL determined that our authorizations in the 900 MHz band would not be extended—except in the state of Minas Gerais, as explained below—on the grounds that efficient use of this spectrum had not been properly demonstrated given the low capacity associated with this band (2.5 + 2.5 MHz), which imposes limitations on its effective use. However, the non-renewal of these 900 MHz licenses does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032. In August 2023, ANATEL further renewed our 900 MHz and 1,800 MHz licenses in part of the state of Minas Gerais (PGO sector 2) until 2032. It is worth noting that our licenses in the remaining parts of the state of Minas Gerais (PGO sector 3) had already been renewed by ANATEL in April 2020 and are set to expire in 2035.
Furthermore, in the same month, ANATEL decided to renew our current license authorizations for the use of 2,100 MHz radio frequencies until April 2038.
As these were first-time renewal requests provided for in the contracts and bidding processes that originally granted these authorizations, TCU’s technical division did not identify evidence of non-rational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the new proposed maximum validity terms. On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved new Regulation for Radio Frequencies Conditions of Use. On February 5, 2025, TCU approved the renewal of 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 (“Acórdão nº 224/2025 – TCU – Plenário”). If the licenses mentioned above are not renewed, we may be required to compete for new licenses in a spectrum auction. The loss or non-renewal of spectrum licenses could significantly impact the coverage of our mobile services, potentially rendering our services unavailable in certain regions. This would be particularly problematic in areas where we fail to renew or secure licenses for ongoing operations. Any of these circumstances could materially and adversely affect our business, financial condition, revenues, results of operations, and future prospects.
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
We receive payments for the interconnection of calls in our fixed-line and mobile networks. Interconnection fees were set by ANATEL in December 2018 and February 2020 for STFC and SMP networks, respectively. See “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” However, we cannot assure that new mobile service plans will not be suspended by ANATEL, that current fixed-line or mobile interconnection fees remain the same, or that future negotiations on fixed-line or mobile interconnection rates will result in favorable terms or rates. If current fixed-line or mobile interconnection fees are canceled, or if fixed-line or mobile interconnection fees in the future are changed, our business, financial condition, revenues, results of operations and prospects may be adversely affected.
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
The advent of new products and technologies could have a variety of consequences. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services, such as the example of over-the-top (OTT) service providers that provide voice and messaging services over IP. Also, new products and technologies may become superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring our constant investment in new technology and innovation.
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
In 2012, we acquired 40MHz on the 2.5GHz to 2.69GHz frequencies for the amount of R$1.05 billion. In order to meet the coverage requirements, we had the obligation of implementing 4G coverage in 1,094 cities by December 31, 2017. The remaining coverage commitments in cities with less than 30,000 inhabitants could be fulfilled with other frequency bands until December 31, 2019. After completing the associated inspection process, ANATEL confirmed our full compliance with these commitments.
Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed-line, mobile and broadband services. On September 30, 2014, we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band) and interference management. According to the auction rules, the winning bidders were responsible for financing and managing the band cleaning process (Analog TV switch off) which was implemented through a legal entity specifically incorporated for this purpose, as set forth in the bidding process and applicable regulations (EAD). Since June 2019, all Brazilian municipalities are ready to activate LTE coverage in the 700 MHz band.
In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700MHz, 2.3GHz, 3.5GHz and 26GHz lots. On that occasion, we acquired 3.5GHz and 26GHz national licenses (100MHz and 600MHz bandwidths, respectively). We also won regional 2.3GHz licenses, with 50MHz bandwidth in the southeast region of Brazil (except São Paulo state and PGO Sector 3) and 40MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.9 billion is related to licenses and the remaining amount is related to the obligation described below. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
ANATEL also set forth obligations to be fulfilled by the winners of the 5G spectrum auction. For the 2.3GHz and 3.5GHz spectrum bands, these obligations include coverage commitments, the deployment of fiber optic backbone networks in locations with little or no connectivity infrastructure, the implementation of the Integrated and Sustainable Amazon Program (Plano Amazônia de Integração e Sustentabilidade), and devising a project for a private communications network reserved for the Brazilian federal government, as well as the funding activities related to the migration of satellite TV services from the C-band to the Ku-band. Winners of the 26GHz spectrum bands, in turn, will have to invest in connectivity projects aimed at selected public schools throughout Brazil.
The ambitious targets established by ANATEL for the rapid implementation of networks pose several risks to our ability to comply. These include: (1) potential delays in obtaining licenses for the construction of new sites, which could impede our ability to meet coverage deadlines; (2) challenges with our suppliers’ capacity to deliver the necessary equipment at the required scale and speed, which could also lead to increased equipment costs; and (3) a potential shortage of qualified personnel needed to support the accelerated pace of network implementation.
In this context, ANATEL announced in December 2024 that the cleaning of the 3.5GHz band in all 5,570 Brazilian municipalities had been completed, enabling these bands to receive 5G standalone technology 14 months ahead of the original schedule outlined in the obligations from the 5G auction notice. Failure to meet the targets and obligations set forth in the bid documents could result in significant consequences. ANATEL may execute our bank guarantees, impose fines, or even revoke our licenses to operate the frequencies. Additionally, inefficient use of any frequency could lead to the loss of the corresponding usage license. Furthermore, ANATEL may impose new or unforeseen targets, conditions, or obligations on us, which could further strain our resources or impact our operations. Any of these factors, whether delays in meeting targets, financial penalties, loss of licenses, or new regulatory obligations, could have a material adverse effect on our operations, financial condition, and business performance.

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
Law No. 13,709/2018, known as the General Personal Data Protection Law (Lei Geral de Proteção de Dados), came into force on September 18, 2020. This comprehensive data protection law establishes general principles and obligations applicable across all economic sectors and contractual relationships. To oversee and enforce its application, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD, was created and, since 2023, has operated under the administration of the Ministry of Justice. Certain aspects of the LGPD are subject to further regulation by the ANPD, as outlined in Ordinances No. 11/2021, No. 35/2022, and Resolution No. 23/2024, in accordance with its biennial regulatory schedule.
The LGPD sets forth detailed requirements for the collection, use, processing, and storage of personal data across all economic sectors, regardless of whether the data is collected in digital or physical environments. Many of our services and processes rely on the use of personal data, and we are required to ensure compliance with the LGPD in how we collect, store, and manage such data. The administrative sanctions provided under the LGPD (articles 52, 53, and 54) became enforceable on August 1, 2021, pursuant to Law No. 14,010/2020. Additionally, the ANPD has issued 10 regulations to date, including key rules such as the Administrative Sanctions and Dosimetry Regulation (Resolution No. 4/2023), the Security Incident Communication Regulation (Resolution No. 15/2024), and the International Data Transfer and Standard Contractual Clauses Regulation (Resolution No. 19/2024).
Given that the ANPD continues to publish resolutions and guidelines throughout the year, there may be potential impacts or a need to adjust our internal data privacy governance workflows and processes. In addition to oversight by the ANPD, other administrative bodies, such as Brazilian National Consumer Secretariat (Secretaria Nacional do Consumidor), or the SENACON, the various state consumer defense and protection departments (órgãos de proteção e defesa do consumidor), or the PROCONs, or the various state and federal public prosecutor’s offices (Ministério Público), may invoke the LGPD in their inquiries. In some cases, these administrative bodies are authorized to apply sanctions. Furthermore, data subjects themselves can initiate individual or collective legal actions alleging noncompliance with the law.
In the event of a violation of the LGPD, we may be subject to (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2% of our or our economic group’s revenues up to a limit of R$50.0 million per infraction (which can be cumulative), (3) publication of the infraction following confirmation of its occurrence, (4) the blocking and erasing of personal data involved in the infraction, (5) partial or complete suspension of the infringing processing activities for up to one year and (6) partial or complete prohibition to engage in processing activities.

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
Failure or insufficiency to adopt efficient measures to protect personal data or failure to maintain compliance with the LGPD may lead to the application of fines, obligation to disclose relevant incidents to the market, obligation to eliminate personal data from relevant databases and suspension of access to our databases and prohibition of our activities related to the processing of compromised data. We also may be subject to sanctions not related to the supervision of the ANPD, since consumer protection authorities and the Public Prosecutor’s Office have already been active in pursuing data privacy violations even before the LGPD became effective. Accordingly, failure to protect personal data processed by us, or any failure to implement adequate data protection measures in response to applicable legislation, may subject us to additional costs such as the payment of fines and indemnities, implementation of adjustment measures, and loss of business, in addition of civil sanctions, which may adversely affect our reputation and results.
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
Our expansion into new business sectors may expose us to operational and regulatory risks.
As part of our strategy to diversify our business, we have entered and may continue to enter into new business segments such as energy, education, and financial services, each of which is subject to distinct regulatory frameworks and competitive dynamics. See “Item 4. Information on the Company—B. Business Overview.” Entering these markets exposes us to regulatory uncertainties, operational challenges, and potential difficulties in achieving profitability. We may encounter well-established competitors with significant market share, brand recognition, and financial resources, which could make it difficult for us to establish a competitive position or achieve the expected returns on our investments in these new ventures.
Additionally, our expansion into regulated industries, such as banking and financial services, introduces new legal and compliance obligations. With our recently obtained banking license, we must comply with the regulations and resolutions imposed by the Central Bank of Brazil including capital adequacy requirements, operational risk management, and consumer protection rules. Failure to meet these obligations could result in regulatory sanctions, financial penalties, reputational damage, or, in extreme cases, the revocation of our banking license.
Furthermore, regulatory and tax regimes in these new business segments may change over time, potentially increasing compliance costs or imposing additional operational restrictions. Any adverse regulatory developments could impact our ability to operate efficiently, limit our growth prospects, or require us to make significant adjustments to our business strategy. If we are unable to successfully navigate these regulatory and competitive challenges, our financial performance and long-term growth could be negatively affected.

Risks Relating to Legal and Compliance Matters
We face risks associated with litigation.
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
Although we have internal policies and procedures designed to ensure compliance with such anti-corruption laws and sanctions regulations (to the extent applicable), there can be no assurance that such policies and procedures will be sufficient or that our employees, directors, officers, partners, agents and service providers will not take individual actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption and sanctions laws and regulations) for which we, our subsidiaries or such employees, directors, officers, partners, agents and service providers may be ultimately responsible. Violations of such laws and regulations could lead to sanctions, reputational harm, or other legal consequences that could have a material adverse effect on our business, results of operations and financial condition.
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
Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to directly attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs indirectly, and only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in a Brazilian newspaper published in the same city as our headquarters, and the same newspaper's website must provide digital certification for all the documents kept on such website. Holders of our shares can exercise their right to vote at a shareholders’ meeting by attending the meeting in person or voting by proxy and/or remote voting. By contrast, holders of our ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This voting process will take longer for ADS holders than for direct holders of our shares.
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
Under Brazilian law, if we issue new shares for cash as part of a capital increase, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. Holders of our ADSs or common shares in the United States will not be able to exercise any preemptive rights unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to that future issuance of shares, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and they will not receive any value for them. For more information on the exercise of these rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of our Bylaws—Preemptive Rights.”

An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.
The different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, are regulated by (i) Joint Resolution No. 13/2024, or Resolution No. 13, enacted by the CVM and the Central Bank—which, effective January 1, 2025, revoked the rule that had been in effect for the preceding 10 years (i.e., CMN Resolution No. 4,373/2014)—, and (ii) by Law No. 14,286/2021, which, effective December 31, 2022, significantly amended the prior legislation on the matter (i.e., Law No. 4,131/1962).
Resolution No 13/2024 regulates the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Pursuant to this regulation, the ADSs benefit from a certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to common shares into foreign currency and to remit these proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, if acting as an individual investor, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, constituting a Brazilian financial institution as representative, or unless they qualify under the applicable CMN rules, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. Further rules may be issued by CVM and by the Central Bank to regulate foreign investments in ADSs, including with regard to the exchange of ADSs for common shares and the remittance of funds arising from the sale of these common shares.
If holders of ADSs do not qualify under the applicable CMN rules, they will generally be subject to less favorable tax treatment with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.
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

Our controlling shareholder has the power to control and direct our business.
As of December 31, 2024, Telefónica S.A., our controlling shareholder, together with its affiliates owned, directly and indirectly, approximately 76.3% of our total capital stock. See “Item 7.A. Major Shareholders”. As a result of their share ownership, Telefónica and its affiliates have the power to control us and our controlled subsidiaries and will be able to cast a majority of the votes in our general shareholders meetings.

Item 4. Information on the Company
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
In November 2015, ANATEL consented to our corporate reorganization involving Telefônica Brasil S.A., GVT Participações S.A. and its subsidiaries. The approval was subject to certain conditions such as the end of overlap licenses of STFC, SCM and SeAC within 18 months and the obligation to present a list of all assets from the companies incorporated in our STFC (Sector 31, Region III) concession area, confirming the absence of reversible assets burdened judicially (by means of a negative certificate), or in case of attachment, present the appropriate requests for replacement. On March 14, 2016, the corporate reorganization was approved by our board of directors and was completed on April 1, 2016, after the approval by an extraordinary shareholders' meeting of the relevant companies.
On July 3, 2017, Telefônica Data S.A., or TData, a wholly-owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil S.A., or Terra, from SP Telecom, one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.

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
As of December 31, 2024, we had 1,626,682,604 outstanding common shares (excluding treasury shares), with no par value per share. As of December 31, 2024, our shareholders’ equity amounted to R$69.8 billion as presented in our audited consolidated financial statements included elsewhere in this annual report.
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
Due to the acquisition of control of Vivo Participações, on February 16, 2011, Telefónica, through its subsidiary SP Telecom, launched a public offer for the common shares of Vivo Participações (its only voting shares) held by minority shareholders. As a result of the public offer, on March 18, 2011, SP Telecom acquired 10,634,722 common shares of Vivo Participações, representing 2.66% of its shares, resulting in the Telefónica group’s participation of 62.1% of Vivo Participações.
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
Acquisition of Terra by TData
On July 3, 2017, we announced that our wholly-owned subsidiary, TData, acquired all shares in the share capital of Terra Networks Brasil S.A. (“Terra”) from SP Telecom, one of our controlling shareholders (the “Transaction”). Terra is a provider of digital services (own and third-party services of value added (“VAS”) and carrier billing, as well as mobile channels for sales and relationships) and advertising. The goal of the Transaction was to expand and integrate our digital services offering in order to provide additional value to our customer base and TData’s, as well as to provide TData’s service offering to Terra’s customer base and subscribers. In addition, the Transaction aimed to expand TData’s advertising business as a result of Terra’s national operations and expertise. The total price paid by TData as a counterpart for the acquisition of shares issued by Terra was R$ 250 million, paid in a single installment using TData’s cash in hand, without the need for financing. The Transaction was not subject to any regulatory authorizations or approvals by us and was completed on July 3, 2017.
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
Launch of Vivo Money Credit Rights Investment Funds (FIDCs)
In August 2020, in relation to the launch of our Vivo Money service, we structured a credit rights investment fund, Vivo Money Fundo de Investimento em Direitos Creditórios (the “FIDC”), which was created in the form of a closed company for an indefinite period. FIDC’s objective is to provide its quotaholders with a return on equity on their quotas by investing in the acquisition of (i) eligible credit rights, with supporting documents that meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all the composition and diversification indices of the fund’s portfolio. Eligible credit rights to be acquired by FIDC originate from credit transactions conducted electronically by our customers exclusively through our Vivo Money electronic platform. FIDC began operations on September 14, 2020, issuing 2,000 junior subordinated quotas with an initial unit value of R$1,000. On December 1, 2020, we made a new contribution to FIDC in the amount of R$2 million, with the issuance of over 2,000 junior subordinated quotas with an initial unit value of R$1,000. In 2021 we made a total of nine contributions to the FIDC that totaled R$30 million, totaling 26,009.82 junior subordinated quotas with an initial unit nominal value of R$1,260 which will not have a defined remuneration parameter and are subordinated to senior quotas and subordinated quotas, in this order of priority, for the purpose of amortization and redemption. Residual returns from this FIDC, if any, are paid to us as subordinated shareholders. In 2022 we made 11 contributions to the Vivo Money FIDC, in the total amount of R$137 million, representing 126,340.74 junior subordinated quotas with an initial unit nominal value of R$1,435.
On July 31, 2023, we signed an investment commitment in Vivo Money FIDC with Polígono Capital (“Polígono”), which may reach up to R$250 million over a maximum term of 24 months. Polígono is an independent asset manager founded in February 2023 as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in Brazil’s credit-as-a-service market. Its activities range from contract management and credit policy implementation to portfolio management and debt collection. In 2023, Polígono contributed a total of R$30.0 million to the Vivo Money product. These contributions to Vivo Money’s existing funds ("FIDC I" and "FIDC II") were recognized as financial liabilities. In the same year, Telefônica Brasil S.A. contributed R$42.0 million. For the year ended December 31, 2024, Polígono’s total contributions to Vivo Money amounted to R$38.1 million, while Telefônica Brasil contributed R$0.8 million. For more information, see note 21.c.3.5 to our audited consolidated financial statements included elsewhere in this annual report.
On October 11, 2024, FIDC II ceased to exist as it was merged into FIDC I. Subsequently, on April 29, 2024, "FIDC III" was created to operate the "Parcela Pix" product, with a single investment from Telefônica Brasil of up to R$10.0 million.

Conversion of Our Preferred Shares into Common Shares
At an extraordinary shareholders’ meeting held on October 1, 2020, our shareholders approved, effective as of such date, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of one common share for each preferred share, or the “Conversion”; and (2) certain amendments to our by-laws. At a special meeting of holders of our preferred shares, held on that same date, our preferred shareholders ratified the Conversion. After the Conversion, which formally occurred after the market closed on November 20, 2020, our ADRs backed by preferred shares were exchanged for ADRs backed by common shares, and our subscribed and fully-paid share capital was R$63,571,415,865.09 divided into 1,690,984,923 common shares, all with no par value. All of our common shares continued to trade under the ticker symbol “VIVT3” on the B3 (while our ticker symbol “VIVT4,” under which our preferred shares traded on the B3, was suspended on November 23, 2020), and our ADRs backed by common shares began trading on the NYSE under the ticker symbol “VIV.”
Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L.
On November 1, 2020, our board of directors approved the execution of a quotas purchase and sale agreement, or the "CyberCo Transaction," pursuant to which we sold a 100% equity interest in our subsidiary Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L., or TTech, an indirect subsidiary of Telefónica, for the total amount of R$116.4 million, supported by an appraisal report commissioned by us.
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
Investment by Telefónica Infra, S.L.U. and Caisse de Dépôt et Placement du Québec in FiBrasil Infraestrutura e Fibra Ótica S.A.
On July 2, 2021, we executed certain agreements, or the "FiBrasil Transaction," with Caisse de Dépôt et Placement du Québec, or "CDPQ," a global investment group, and Telefónica Infra, S.L.U., or "TEF Infra," a wholly-owned Spanish subsidiary of Telefónica, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A., or "FiBrasil". The operation represented a total investment by CDPQ of up to R$1.8 billion (including payments to us and contributions to FiBrasil) in exchange for a 50% equity interest in FiBrasil’s share capital. TEF Infra acquired a 25% equity interest for the same price, while we hold the remaining 25% interest. CDPQ has committed to make additional contributions of approximately R$750 million, of which R$205 million were paid on closing of the FiBrasil Transaction. These contributions, as well as debt that has been raised (such as FiBrasil’s R$550 million debentures issuance on September 25, 2021) or that may potentially be raised by FiBrasil, are expected to finance the totality of its business plan.
FiBrasil is a leading company in the fiber wholesale market in Brazil. It began its operations with approximately 1.6 million FTTH homes passed, and a plan to reach around 5.5 million homes in four years, focusing on mid-sized cities outside the State of São Paulo.

Sale of shares of Telefônica Cloud e Tecnologia do Brasil S/A to Telefónica Cybersecurity & Cloud Tech, S.L.
On August 2, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the "TC&T Transaction," whereby: (i) we sold 20% of our stake in our subsidiary Telefônica Cloud e Tecnologia do Brasil S.A., or CloudCo Brasil, to Telefónica Cybersecurity & Cloud Tech, S.L., or TC&CT, a company indirectly controlled by Telefónica, for R$22.0 million; and (ii) TC&CT acquired 190,000 common shares, without par value, issued by CloudCo Brasil, for a total issuance price of R$76.0 million, of which R$25.0 million was paid on August 2, 2021, and R$51.0 million paid in two installments in January 2022 and 2023. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TC&T Transaction, we now own 50.01% of CloudCo Brasil’s share capital, while TC&CT holds the remaining 49.99% interest. Our relationship with TC&CT with respect to the management of CloudCo Brasil is governed by a shareholders’ agreement, which was also executed on August 2, 2021. Both the share purchase agreement and the shareholders’ agreement have terms and conditions that are common to this type of transaction.
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
In line with the forecast for achieving investment targets, a new contribution of R$3.3 million was made by each shareholder (the Company and Ânima Educação) in December 2024, bringing the total aggregate investment in VivaE to R$33 million.
Sale of shares of Telefônica IoT, Big Data e Tecnologia do Brasil S/A to Telefónica IoT & Big Data Tech, S.A.
On November 1, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the "TI&BDT Transaction," whereby: (i) we sold a 0.02% equity interest in our subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil S.A., or "IoTCo Brasil," to Telefónica IoT & Big Data Tech, S.A., or "TI&BDT," a company indirectly controlled by Telefónica, for R$19 million; and (ii) TI&BDT acquired 499,800 common shares, without value, of IoTCo Brasil, for a total issuance price of R$94.9 million. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TI&BDT Transaction, we own 50.01% of IoTCo Brasil’s share capital, while TI&BDT owns the remaining 49.99% interest. Our relationship with TI&BDT with respect to the management of IoTCo Brasil is governed by a shareholders’ agreement, which was also executed on November 1, 2021.

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
In May 2023, the FIP signed its third investment contract in the amount of US$3 million with DGB USA Inc., or Digibee, to acquire a stake in such company. Digibee is a company that provides a low-code iPaas (Integration Platform as a service) enabling simplified and efficient integration between legacy technological systems and new technologies, aligned with the Company's interest in accelerating the time-to-market of its technological development.
In May 2024, the FIP closed the acquisition of a shareholding position in the amount of R$25 million worth of stock in Conexa Health LLC, the controlling company of Conexa Saúde Serviços Médicos S.A.. Conexa is the largest independent telemedicine platform in Latin America and a digital health ecosystem that connects patients, professionals, businesses, and insurers, using up-to-date technology, with the goal of levelling access to quality health care. Prior to the investment, Conexa announced a merger with Zenklub, a digital service company for emotional health and wellness.
In 2024, out of the total committed capital of R$320 million, the FIP received a new share subscription of R$100 million, with 98% subscribed by Telefônica Brasil S.A. and 2% by Telefonica Open Innovation, S.L. The subscribed amount will be disbursed as capital calls are made for new investments in start-ups.

In July 2024, FIP committed to acquiring a minority equity stake in CRMBonus Holding in the amount of R$27.8 million. CRMBonus operates a platform that leverages artificial intelligence to enhance relationships between companies and their customers, promoting the concept of “giftback” in the Brazilian market. Since the beginning of this year, one of CRMBonus’ solutions, Vale Bonus, has been part of the benefits offered by the Company, rewarding customers with digital currency when they recharge or pay their bills on time, thereby contributing to increased customer retention.
In November 2024, the FIP acquired a minority stake in AGL Holding, the parent company of Agrolend Credit Company in the amount of R$9.0 million. Agrolend is an agricultural fintech that provides credit to small- and medium-sized rural producers in Brazil, financing the development of agricultural production and promoting investment in inputs, equipment, and technology to boost productivity and profitability. The fintech grants millions of Brazilian Reais in credit to farmers annually and has the potential to enhance the company’s offerings for this audience by providing connectivity and solutions for better farm management.
In December 2024, Vivo Ventures made a follow-on investment of R$15 million in Klubi, a fintech authorized by the Central Bank of Brazil to operate as a consortium administrator. Klubi specializes in consortia for cars, cell phones, and electronic equipment. This additional investment strengthens Vivo’s presence in the financial solutions sector, complementing its existing services through Vivo Money. Vivo collaborated with Klubi to launch the Compra Programada product, a cell phone consortium offering tailored to meet customer needs. Vivo Ventures initially invested R$10 million in Klubi in December 2022.
In December 2024, Vivo Ventures entered into an agreement to consummate an investment via a simple agreement for future equity contract in Lend Holding Ltd., or Lend Tech, in the amount of R$18.2 million. Lend Tech is a financial services company that offers technology solutions for debt collection and uses credit and debit card receivables to execute collections. Closing of the transaction is expected in the first half of 2025 and is subject to customary closing conditions.
At the end of 2024, Vivo Ventures had capitalized R$137 million of the total of R$200 million in subscribed share capital, with R$53.9 million yet to be capitalized and R$120 million yet to be subscribed.
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
Likewise, on such date, Telefônica Brasil: (i) committed to an additional payment of R$110.2 million, subject to the fulfillment of certain targets by Oi, a contingent that was part of the total consideration; (ii) made a payment of termination costs in the amount of R$8.3 million, which was also part of the total consideration. Therefore, the total consideration at the closing date was R$5,491.6 million. The Company also entered into other complementary payment commitments with Oi, as follows: (i) made a payment of R$147.6 million for certain transition services provided by Oi to Garliava; and (ii) entered into a take-or-pay data transmission capacity agreement, with a net present value of R$179.0 million, to be paid monthly during a period of 10 years.
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
Post-closing price adjustments occurred during the second half of 2023, after the PPA measurement period. Therefore, the impacts generated by post-closing price adjustments were recorded in the income statement, without changes to goodwill. For more information, please refer to note 27 to our audited consolidated financial statements included elsewhere in this annual report.
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
Acquisition of the Vale Saúde Sempre Company through POP
On March 3, 2023, POP Internet Ltda. (“POP Internet”), a wholly-owned subsidiary of the Company, concluded the acquisition of all shares issued by Vale Saúde Administradora de Cartões Ltda. (f/k/a Vale Saúde Administradora de Cartões S.A.) (“Vale Saúde Sempre”) pursuant to the "Agreement for the Purchase and Sale of Shares and Other Covenants" ("Acquisition of Vale Saúde"). The total consideration transferred was R$62.0 million, with the payment as follows: R$37.0 million, paid in cash upon conclusion of the Transaction, R$3.0 million paid in 2023 and the balance of R$22.0 million will be paid according to contractual clauses, restated by the DI rate variation.
The consummation of the deal was not subject to prior approval by the CADE and was also preceded by a financial, administrative, legal, fiscal, operational and technological diligence in relation to Vale Saúde.
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
GUD Comercializadora de Energia S.A. - Joint Venture with Auren Comercializadora de Energia Ltda.
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

The transaction closed on March 15, 2024, with a contribution of R$10.3 million to establish the Auren Joint Venture. By December 2024, the Auren Joint Venture had obtained all necessary licenses and authorizations from the applicable regulatory agencies to develop its business.
Acquisition of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. and IPNET USA, LLC through Telefônica Cloud e Tecnologia do Brasil S.A.
On July 22, 2024, Telefônica Cloud e Tecnologia do Brasil S.A. (“TCloud”), a subsidiary of the Company, entered into a purchase and sale agreement for quotas and other covenants to acquire all quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”), for up to R$223,799, subject to the achievement of operational and financial metrics. This amount includes a non-compete agreement which was recognized separately from the business combination at a fair value of R$27,136. The remaining purchase price (R$196,663) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible.
The total consideration was R$196,663, with payment as follows: R$32,871, paid in cash upon completion of the Transaction and the balance of R$163,792 will be paid in accordance with contractual clauses, updated by the variation of the IPCA / SELIC rate. IPNET specializes in the reselling of software and systems, as well as providing professional and managed services for adaptation, migration, and related support. With 20 years of experience in the market, the group has played a key role in the digital transformation of businesses.
On October 1, 2024, TCloud signed the closing agreement, completing the acquisition of all quotas issued by IPNET and IPNET USA. This transaction will expand TCloud’s product portfolio and strengthen its professional and managed services, accelerating its growth. The investment also reinforces the Company’s digital ecosystem in the B2B segment, advancing its portfolio of innovative solutions.
Authorization for the operation of Vivo Pay SCD
On September 2, 2024, the Central Bank of Brazil granted the authorization for the operation of Vivo Pay Sociedade de Crédito Direto S.A. ("Vivo Pay SCD"), an entity indirectly controlled by the Company, as a Direct Credit Company, further enhancing Vivo’s Financial Services. This new license will enable end-to-end control of our operations, and enhances our ability to integrate financial services with Vivo’s existing channels, delivering an improved and cohesive user experience. The first new product to be launched under this license is our digital banking account, a cornerstone of our financial strategy.
Reverse Split and Split
On January 29, 2025, the Company announced that our board of directors approved the convening of an extraordinary shareholders’ meeting, to be held on March 13, 2025, to decide on a proposal to reverse split all of our common shares at a 40:1 ratio, and subsequently split each of our common shares at a 1:80 ratio, without any change to the Company’s capital stock value, but solely to our total number of outstanding shares, with a resulting amendment to our by-laws. This transaction would not result in a change to our total amount of outstanding ADSs.
This transaction aims to provide greater liquidity to the shares issued by the Company and, consequently, improving the pricing formation process by increasing the volume of outstanding shares effectively negotiated and adjusting its price. In addition, the purposes of this transaction includes the following: (i) reduce operational and administrative costs resulting from the current configuration of our shareholder base; (ii) provide greater efficiency in managing its shareholder base; (iii) improve the efficiency of book-entry share registration and custody systems, (iv) enhance the provision of information and communication, improving the service to shareholders, and (v) provide greater efficiency in distributing proceeds to the Company's shareholders.

The proposal, to be submitted to our shareholders for a vote, assumed that the transaction: (i) will be applicable to all Company shareholders; (ii) will not result in a change to the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will result in a change to the number of common shares underlying our ADSs to two shares underlying each ADS. Consummation of the transaction is subject to customary conditions, including the approval of our shareholders, which we expect to receive over the coming months.
Capital Expenditures
The following table sets forth our capital expenditures for each year in the three years ended December 31, 2024.

	Year ended December 31,
	2024	2023	2022

	(in millions of reais)
Network	7,801.6	7,588.3	7,972.4
Technology / Information Systems	1,055.1	1,015.4	1,216.5
Others(1)	333.6	419.1	531.2
Total capital expenditures	9,190.4	9,022.9	9,720.0

(1)Consists primarily of: (i) handset sales made to corporate customers for the length of their contracts; (ii) furniture and fixtures, office equipment and store layouts; and (iii) spectrum licensing costs relative to the renewal of our 850 / 900 / 1800 MHz frequency.
Year Ended December 31, 2024
In 2024, we invested R$9,190.4 million, a 1.9% increase over the amount we invested in 2023 (R$9,022.9 million), primarily due to an increase of our investments in our 5G network. Investments excluding licenses (related to licenses renewal) and leases (IFRS 16) added up to R$9,166.5 million in 2024 (compared to R$8,959.8 million in 2023).
Investments were strongly focused on network projects (which accounted for 85% of investments in 2024), including 4G and 5G mobile access, backhaul transmission, backbone and FTTH expansion. These investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and preparing us for medium-term growth.
To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our fiber and mobile network, and 5G coverage in order to meet the legal obligations of the auction, and provide our clients with a better user experience. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.
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
Investments were strongly focused on network projects (which accounted 84% of investments in 2023), including 4G and 5G mobile access, backhaul transmission, backbone and FTTH expansion. The investments helped sustain our commercial and revenue growth, while maintaining the quality of the services provided and preparing us for medium-term growth.
To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our fiber and mobile network, and 4G and 5G coverage in order to meet the legal obligations of the auction, and provide our clients with a better user experience. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.

Year Ended December 31, 2022
In 2022, we invested R$9,720.0 million, a 26% decrease over the amount we invested in 2021 (R$13,180.9 million), primarily due to the cost of licenses, given the acquisition of 5G spectrum made in 2021 (R$4,496.3 million).
Investments were strongly focused on network projects (which accounted 82% of investments in 2022), including 4G and 5G mobile access, backhaul transmission, backbone and FTTH expansion. The investments helped sustain our commercial and revenue growth, while maintaining the quality of the services provided and preparing us for medium-term growth.
To meet the needs of an increasingly data-driven and connected society, significant investments were made to support the strong growth of data usage in our fiber and mobile network, and 4G and 5G coverage in order to meet the legal obligations of the auction, and provide our clients with a better user experience. We continue to invest in expanding our national data transmission backbone to meet the increase in data traffic throughout Brazil.
B.Business Overview
We are the leading mobile telecommunications company in Brazil (with a 38.8% market share as of December 31, 2024, based on accesses), with a particularly strong position in postpaid mobile services (41.3% market share as of December 31, 2024, based on accesses). As of December 31, 2024, we reached 17.6% of total market share in FTTH (fiber-to-the-home) accesses in Brazil.
Our Vivo brand, under which we market our services, is among the most recognized brands in Brazil. The quality of our services and the strength of our brand recognition enable us to sustain this market leadership. We offer our clients a complete portfolio of products, including mobile and fixed-line voice, mobile data, fixed broadband, ultra-fast broadband, or UBB (based on our FTTH and FTTC infrastructure), Pay TV, information technology and digital services (such as entertainment, cloud, security and financial services). We also have one of the most extensive distribution networks in the sector, where our clients can obtain certain services, such as purchasing credit for prepaid phones.
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

Fixed-line voice services
Our portfolio of fixed-line telephone services, or STFC services, includes local, domestic long-distance and international long-distance calls provided both on the public and private regime.
Local services
Fixed-line local services include activation, monthly subscription, public telephones and measured services. Measured services include all calls that originate and terminate within the same area code within our concession region, which we refer to as local calls.
Intraregional, interregional and international long-distance services
Intraregional long-distance fixed-line services consist of all calls that originate in one local area or municipality and terminate in another local area or municipality within our concession region. Interregional long-distance services consist of state-to-state calls within Brazil and international long-distance services consist of calls between a phone line in Brazil and a phone line outside Brazil. We were the first telecommunications company to be granted the authorization to develop local, intraregional, interregional and international services throughout Brazil, including outside our concession area.
Mobile services
According to data regarding market share published by ANATEL in December 2024, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.
Our mobile portfolio includes voice and broadband internet access through 3G, 4G, 4.5G and 5G, as well as value-added services (such as Atma, VivaE, Vale Saúde, Vivo HomeFix, Vivo BTFIT, Go Read, Ubook, Hube Jornais, NBA, McAfee, Forbes Brasil, Casa do Saber, Super Comics, Skeelo, Babbel, and Vivo Pay), prepaid plans with data sharing features, family plans, voice mail, caller identification, voice minutes in unlimited bundles to mobile and fixed-line phones, and digital services such as multi-media backup, cloud-based services to save texts, entertainment and music apps, advertising platforms, among others.
We also offer wireless roaming services through agreements with local mobile service providers throughout Brazil and other countries, allowing our subscribers to make and receive calls while outside of our concession areas. We provide reciprocal roaming rights to the customers of the mobile service providers with which we have such agreements.
Data services
We provide fixed broadband through fiber (i.e., FTTH and FTTC) and xDSL technologies, with download speeds reaching up to 1 Gbps.
In 2024, we continued to cover 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching approximately 7.0 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 31.5 million homes, of which 29.1 million consisted of FTTH technology.
In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. As of December 31, 2024, we covered 5,060 municipalities with our 3G network, reaching 97.9% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2024, was available in 4,814 municipalities, reaching 96.6% of Brazil’s population, 4.5G LTE through carrier aggregation in 3,873 municipalities, reaching 91.6% of the Brazilian population, and also 5G technology, present in 504 municipalities, equivalent of 61.3% of the Brazilian population.

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except for the state of São Paulo and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except for PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
Pay TV services
We began offering subscription-based television services, or Pay TV services, via DTH (“direct to home,” a special type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. By the end of 2022, we discontinued the DTH operations, disconnecting all customers. From 2023 onwards, we only provide Pay TV services by means of IPTV (a type of service that offers video broadcast through the IPs) technology. As of December 31, 2024, we had approximately 785 thousand Pay TV customers.
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
We continually strive to enhance our network and expand its offerings to deliver exceptional service to our customers and meet their expectations. We are consistently improving and refining our primary observability processes to achieve more effective incident correlation, faster fault recovery, and proactive incident management. These objectives are supported by self-monitoring capabilities through the development of a customized Telefónica Event Management System (TEMS), as well as self-healing capabilities enabled by integrated system enablers (PUR) and advancements in Robotic Process Automation (RPA). These improvements provide our team with greater efficiency and speed in detecting and resolving network issues.
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

In addition, we are extensively implementing advanced virtualization solutions, such as network functions virtualization (NFV), to support the launch of the new fifth-generation mobile network (5G-NSA/SA). This network is fully operational and designed to meet future market and customer expectations by enabling massive device connectivity, ultra-high-density deployments through IoT technology, ultra-low latency applications, and higher data transfer rates.
Network and facilities
We provide services referred to as the industrial exploration of dedicated line (Exploração Industrial de Linha Dedicada), or EILD, pursuant to our concession agreement and our authorizations. The EILD consists of the rental of dedicated circuits and clear channel protocols for the provision of services to third parties.
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
As of December 31, 2024, we had 830 local and long-distance interconnection agreements with Telefônica Brasil (fixed-line and mobile operation) and 251 agreements for the provision of local and long-distance traffic.
An interconnection is a link between compatible telecommunications networks that enables a fixed-line or mobile service user of one network can adequately communicate with the users of a network from another provider.
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

Digital services (including value-added services)
Overview
The sale of digital services has become a key growth strategy for Vivo, driving differentiation and customer retention. To enhance its value proposition, Vivo continuously invests in value-added services, offered either as bundled solutions with mobile and fiber products or as standalone add-ons, ultimately increasing the average revenue per user (ARPU).
Beyond revenue generation, digital services play a crucial role in enhancing customer experience and loyalty. Today’s consumers expect more than just connectivity; by providing access to the leading streaming applications in the market, Vivo strengthens customer relationships, reduces churn, and improves overall satisfaction.
In 2024, Vivo further expanded its offerings by introducing exclusive promotional periods for its customers. A key highlight was its partnership with Amazon, enabling Vivo customers to enjoy exclusive Amazon Prime benefits. Depending on their plan, eligible customers could receive up to one year of complimentary Amazon Prime membership.
Consistent with previous years, Vivo continued to refine its segmented communication strategies and promotional campaigns, driving a significant increase in add-on sales.
By the end of the year, Vivo had over 3.0 million active streaming service subscriptions.
Financial services
Financial services are a highly strategic focus for Vivo, strengthening our position as a digital service hub and offering customers much more than just telecommunications solutions. This year, we completed a comprehensive rebranding initiative, establishing the Vivo Pay brand as the umbrella for all of Vivo’s financial services. Our journey began in October 2020 with the introduction of Vivo Money, a personal credit service designed for our customers. After two years of testing, 2022 marked the consolidation of Vivo Money as a significant business line. Currently, our Personal Loan (formerly called Vivo Money) provides credit ranging from R$500 to R$50,000, payable in up to 36 installments, tailored to each customer’s credit profile.
Continuing our strategy of portfolio expansion, we launched two new credit products in 2024, further enriching the financial services available to Vivo customers:
•    FGTS Birthday Withdrawal Anticipation—This product targets customers with an available balance in their account with the Brazilian Severance Guarantee Fund (Fundo de Garantia por Tempo de Serviço), or the FGTS, who opt for the birthday withdrawal. Customers can advance their withdrawals for up to 10 years at a highly competitive interest rate starting at 1.29% per month. This type of credit carries a lower risk of default, as payments are guaranteed through the FGTS balance, with installments deducted automatically; and
•    Pix in Installments (Parcela Pix)—Fully integrated into the Vivo app within the new Vivo Pay section, this digital credit product allows customers to make payments via PIX in installments. Available 24/7, this service prioritizes convenience and accessibility, enabling customers to access credit products seamlessly online.
Our financial services portfolio extends beyond credit solutions, offering a range of products designed to meet our customers’ needs. In addition to these new launches, 2024 was a milestone year for Vivo Pay, as it received authorization from the Central Bank of Brazil to operate as a Direct Credit Society (SCD). This new license enables end-to-end control of our operations and enhances our ability to integrate financial services with Vivo’s existing channels, delivering an improved and cohesive user experience. The first product launched under this license is our digital banking account, a cornerstone of our financial strategy.

Insurance Services
Another key component of our financial services portfolio is insurance. Vivo Seguro Celular, our mobile insurance product in partnership with Zurich, offers customers a simple and effective way to protect their smartphones through a fully digital and seamless process. Building on this successful partnership, we expanded our collaboration with Zurich by introducing new insurance plans for electronic devices, including laptops, smartwatches, headphones and tablets. These developments highlight the strength of our partnership and its potential to enhance services for all our customers.
In 2024, we broadened our insurance offerings by enabling customers to purchase and manage policies directly through the Vivo Pay section of the app. Additionally, we introduced a simplified insurance plan with a coverage of R$2,000, priced at a highly competitive R$14.90 per month. These enhancements led to a significant increase in insurance sales, which grew by more than 50% in the year ended December 31, 2024 as compared to sales in the year ended December 31, 2023.
Corporate innovation
In recent years, we have not only established new business ventures that have accelerated our digital transformation but also increased the contribution of these services to our overall revenue. These services accounted for 10.2% of our total revenue in the year ended December 31, 2024. We continue to invest in research and development to create innovative services that enhance our customers’ experience and provide greater convenience in their daily lives:
•    In the healthcare ecosystem, in 2023, we acquired 100% of the shares of Vale Saúde Sempre, a startup operating as a healthcare services marketplace. The platform offers affordable access to consultations (in-person and telemedicine), exams, and surgical procedures through a monthly subscription. It boasts an accredited network of thousands of laboratories and medical clinics throughout Brazil. In 2024, we leveraged this acquisition to expand our operations in the B2C segment, utilizing Vivo’s extensive sales force, increasing our B2B customer base, adding new partners to the accredited network, and introducing dental services. As a result, Vale Saúde Sempre served over 400,000 users in the year ended December 31, 2024 and has seen its net revenue multiply by approximately three times in the year ended December 31, 2024.
•    In education, we advanced our joint venture with Ânima Educacional, VivaE, launched in 2022. This EdTech focuses on open courses aimed at preparing individuals for emerging digital market professions. With its proprietary teaching methodology, VivaE now offers over 50 courses and surpassed 100,000 users as of December 31, 2024. Additionally, it began exploring the B2B market and participated in Telefônica’s internship selection process, where candidates took courses, and the top performers advanced. In 2025, VivaE will begin selling courses directly to companies.
•    Additionally, we repositioned our Smart Home value proposition by focusing on key customer journey pillars such as consultancy, installation, device configuration, and specialized support. Initially offering on-site installation and automation services in São Paulo, we expanded to every city where Vivo broadband is available. In addition, Vivo launched a home monitoring service that provides cameras for a monthly fee, highly valued by customers with pets, children, and elderly relatives. This service offers options for live feed or recording, accessible via the Vivo Smart Home app. The app now includes a dedicated Smart Home section to educate customers about devices and functionalities, showcase purchasable products, and integrate connectivity and smart home features.
•    With respect to renewable energy, towards the end of 2023, Vivo signed a contract to create a joint venture with Auren Energia, focusing on renewable energy solutions across Brazil. Initially targeting business customers connected to the high-voltage network with demand under 500 kW, the new company, GUD Energia, became operational in March 2024. By December 31, 2024, GUD Energia had sold over 600 GWh of energy.

•    Moreover, our corporate open innovation program, Vivo Discover, launched in 2019, continues to foster innovation through mindset transformation and new business development. The flagship program, Vivo Shapers, completed its sixth cohort in 2024 with 30 executives. This six-month program covers key methodologies for innovation processes, startup culture, and strategies for developing new businesses in collaboration with startups.
In addition, Vivo Ventures, our corporate venture capital fund, made four strategic investments in 2024 (for more information, see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Launch of Corporate Venture Capital Fund”), as follows:
•CRM Bonus—The fund announced a US$5 million (R$27 million) investment in CRM Bonus, a platform leveraging artificial intelligence to optimize company-customer relationships and popularize the “gift back” concept in the Brazilian market. Since the start of the year, CRM Bonus’s “Vale Bonus” solution has been included in the benefits offered by Vivo, allowing customers to receive digital money when topping up credits or paying bills on time. This initiative has contributed to improved customer retention.
•    Agrolend—Vivo Ventures acquired a minority stake worth US$1,55 million (R$9 million) in Agrolend, an agricultural fintech providing credit to small- and medium-sized rural producers in Brazil. This financing supports the development of agricultural production and promotes investment in inputs, equipment, and technologies that enhance productivity and profitability. The investment aligns with Vivo’s strategy of establishing itself as a hub for digital services and innovative solutions.
•    Lend Tech—The fund invested US$3 million (R$18 million) in Lend Tech, a prominent fintech specializing in digital collection solutions for large corporations and small businesses. This investment reinforces Vivo’s commitment to expanding its footprint in the financial solutions ecosystem.
•    Klubi (Follow-on Investment)—Vivo Ventures made a follow-on investment of R$15 million in Klubi, a fintech authorized by the Central Bank of Brazil to operate as a consortium administrator. Klubi specializes in consortia for cars, cell phones, and electronic equipment. This additional investment strengthens Vivo’s presence in the financial services sector, complementing its Vivo Money offerings. As part of the collaboration, Vivo and Klubi launched the “Compra Programada” product, a cell phone consortium designed to meet customers’ needs. Vivo’s initial investment of R$10 million in Klubi was made in December 2022.
Finally, in recognition of our efforts in developing a robust digital ecosystem, Vivo received several prestigious awards in 2024:
•    100 Open Corps—Ranked TOP 1 in Telecom and 4th overall in the general ranking.
•    MIT Innovative Workplaces Brazil—Acknowledged for workplace innovation.
•    Valor Inovação Brasil—Achieved 2nd place in the Telecom category.
•    EY Brasil, Sling Hub, and Alya Ventures—Ranked 3rd among companies with the highest number of startup investments.
•    Cubo—Awarded the Golden Seal for excellence in business development.

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
Sale of smartphones, devices and accessories
We sell 5G NR and LTE devices such as smartphones, broadband USB modems and devices that are certified to be compatible with our network and service, including eSIM devices. We also sell a range of connected and non-connected gadgets offering our customers quality and technological products such as tablets, notebooks, gaming consoles, wearables, speakers, e-health devices, smart home devices, TVs, etc.
We have special offers on smartphones and other data devices for customers of bundled packages.
Our current device suppliers are Samsung, Apple, Motorola, Intelbras, Flex (Mitrastar), Blucastle, Tellescom (Askey) and ZTE and our gadgets suppliers are Samsung, Apple, Harman (JBL and Kardon), Lenovo, Timbro (Amazon), Intelbras, Positivo (Positivo and Vaio), Steck, Allied (Logitech, TPLink and XBox), Alfacomex (Geonav), Customic, i2Go, Aya Pitaya, Glowshine, Simerx, Multi (DJI and Multi), DPC (Motorola, Renpho), Proparts (Garmin), Flex (Mitrastar), Tellescom (Askey), Blucastle, RCELL (Nintendo), Sony Entertainment (Playstation), WAP (WAAW) and ZAFF.
Smartphone and other electronics sales continued a positive trajectory in 2024 with important growth results, aligned with our strategy to gain profitability and become an important player in the electronics segment. This was the result of our strategy of portfolio expansion, enhanced distribution, and communication initiatives emphasizing that Vivo can provide everything customers need, as well as through our sales channels attracting high-value customers to our physical and online stores. We also had important achievements with our own accessories brand, Ovvi, launching new products focused on design excellence and quality, making relevant partnerships and sponsorships, and adding even more market value to our business.
We will continue to seek to provide everything customers need, leveraging our sales channels, which are focused on attracting high-value customers to our physical and online stores.
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
The following table outlines the basic billing requirements and gross rates for the Local Basic Plan and the Mandatory Alternative Service Plan as of the date of this annual report:

Characteristics of Plan	Local Basic Plan		Mandatory Alternative Service Plan
Monthly Basic Assignment
Residential Allowance (minutes included in the residential assignment)	200 minutes		400 minutes
Commercial Assignment Allowance (minutes included in the commercial assignment)	150 minutes		360 minutes
Local Call Charges
Regular Hours
Completing the call (minutes deducted from the allotment)	—		4 minutes
Completing the call (after the Sector 31 terms of allotment)	—		R$	0.24615
Local minutes (charges in excess of the Sector 31 allotment)	R$	0.12093	R$	0.04904
Minimum time billing	30 seconds		30 seconds
Reduced Hours
Charge per answered call (minutes deducted from allotment)	2 minutes		2 minutes
Charge per answered call (after the allotted Sector 31 duration)	R$	0.24615	R$	0.24615
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
We also offer international long-distance rates, that are also available to all users using dial code 15. International, long-distance calling charges are based on the time of day, the day of the week, the duration and the destination of the call, and may also vary depending on whether special services are used, including operator assistance. Our rates for international services are not subject to regulation and are not required to follow the annual rate adjustments described above for other services. We are free to negotiate our fees for international calls based on the international telecommunications market, in which our main competitor is Claro (through its Embratel business).
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
The initial price cap we agreed upon with ANATEL in our authorizations was based on previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in February 2024, which set fees at R$0.21872 for regular hours and R$0.15310 for reduced hours (net of taxes).
Interconnection fees
We are paid interconnection fees by any fixed-line or mobile service provider that either originates or terminates a call within our network. We also pay interconnection fees to other service providers when we use their network to place or receive a call. The interconnection fee is a flat fee charged per minute of use that directly affects fixed-line and mobile services rates. Since 2005, interconnection agreements are freely negotiated among the service providers, subject to a price cap and to compliance with the regulations established by ANATEL, which include not only the interconnection basic costs including commercial, technical and legal aspects, but also the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers to any party an interconnection fee below the price cap, it must offer the same fee to any other requesting party on a non-discriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including the interconnection fee, ANATEL can establish the terms of the interconnection.
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
Taxes
The cost of telecommunication services to each customer includes a variety of taxes. The main tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at rates ranging from 4% to 24% (except for the state of Amapá, which maintains a 29% ICMS rate to Telecommunications Services) on certain revenues from the sale of goods and services, including telecommunication services,
Telecommunication services have recently been classified as essential by Supplementary Law No. 194/2022. As such, the ICMS rates on telecommunication services cannot exceed the general ICMS rates foreseen by each State’s local regulations. Other taxes include: (1) Federal Social Contributions (Contribuição para o Programa de Integração Social), or PIS, and Social Security Financing Contributions (Contribuição para o Financiamento da Seguridade Social), or COFINS; (2) FUST contributions; (3) FUNTTEL contributions; and (4) FISTEL contributions.
Significant changes in tax legislation
Constitutional consumption taxes reform
On December 20, 2023, Constitutional Amendment No. 132 was enacted, introducing a new model of taxation on consumption in Brazil. Complementary Law No. 214/2025, published on January 16, 2025, regulates the tax reform. In summary, this reform replaces federal taxes PIS and COFINS with a Contribution on Goods and Services (CBS), while state tax ICMS and municipal tax ISS will be replaced by a Tax on Goods and Services (IBS). Taxation will be exclusively destination-based and fully noncumulative, meaning that the CBS and IBS taxes applied at each stage will be credited and deducted from the taxable base by taxpayers in their calculations, except for acquisitions intended for personal use and consumption. The CBS and the IBS will be calculated “outside” the taxable base, whereas the current ICMS and ISS taxes are calculated “inside” and included in the taxable base itself.
A transition period from 2026 to 2032 will gradually phase out the existing taxes in favor of the IBS and CBS. During this transition, operational complexity is expected due to the coexistence of two consumption taxation models. However, taxation is anticipated to be effectively simplified beginning in 2033. The reform also introduces a federal selective tax on the production, extraction, commercialization, or import of goods and services harmful to health or the environment. Notably, a constitutional provision exempts telecommunications services from this tax.
Complementary Law Project No. 108/2024, which mainly addresses tax auditing and litigation in connection with this reform, is still under review in the Brazilian Congress. As such, we expect that these new taxes will require further regulation through additional laws and norms

Changes in the ICMS tax rate for 2024
In June 2022, Complementary Law No. 194 was enacted, prohibiting higher tax rates for telecommunications services compared to generally applicable rates, in compliance with an STF ruling. As a result, telecommunications services, which had historically been subject to higher ICMS rates than other products and services, are now taxed at the same rates as general goods under this law.
Towards the end of 2023, 11 states—including Bahia, Ceará, Distrito Federal, Goiás, Maranhão, Paraíba, Pernambuco, Paraná, Rio de Janeiro, Rondônia, and Rio Grande do Norte—adjusted their general ICMS tax rates, effective in 2024. On average, these changes resulted in a 2% increase in the ICMS rate.
In 2025, three additional states (Piauí, Maranhão, and Rio Grande do Norte) implemented further increases to their general ICMS tax rates, ranging from 1% to 2%. Telefônica Brasil is actively working to ensure accurate ICMS tax calculations within the deadlines specified by each state. These changes may potentially affect the prices charged to our customers.
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
Changes in investment grants rules
New regulations for calculating tax incentives associated with investment subsidies were introduced through Law 14,789, dated December 29, 2023. These regulations bring about a new framework in which a legal entity, taxed on actual profits, that receives a grant from the Union, states, the Federal District, or municipalities for the implementation or expansion of an economic enterprise may compute an investment subsidy tax credit. The legal entity is required to formally submit a request to the Brazilian Federal Revenue Service, providing all relevant details of the enterprise, to obtain prior approval for the granted tax credit. If there is no response from the Brazilian Federal Revenue Service within 30 days, qualification becomes automatic.
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
Introduction of OECD-inspired minimum income taxation rules
Law No. 15,079/2024 amended Brazilian tax law to introduce a minimum income taxation rule. This new rule is inspired by the OECD Pillar II directives, particularly the Qualified Minimum Domestic Complementary Tax (QDMTT). The rule mandates a minimum income tax rate of 15% for certain taxpayers. Taxpayers within the scope of the rule who fail to meet this requirement will be obligated to pay a supplementary CSL amount to ensure their effective tax rate equals 15%. However, we do not anticipate significant effects resulting from the application of this law, as our current tax rate exceeds the minimum 15% required by the legislation.
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
Co-billing
In accordance with Brazilian telecommunications regulations, we use a billing method called “co-billing” for both fixed-line and mobile services. This method allows billing from other phone service providers to be included within our own invoice. Our customers can receive and subsequently pay all of their bills (including the fees for the use of services of another telephone service provider) on our invoice. To allow for this method of billing, we provide billing and collection services to other phone service companies. We have co-billing agreements with national and international long-distance phone service providers. Similarly, we use the same method of co-billing to bill our services to customers of other fixed-line and mobile providers. This service is charged to the long-distance operator, by means of a call record described in the invoice.
Value-added services
Value-added services such as entertainment, information and online interactivity services are available to mobile prepaid, postpaid and fixed-line customers through agreements with content suppliers. These agreements are based on a revenue-sharing model.

Third-party services
We incorporate third-party services in our billing, collection and transfer process. These services are later passed on to the third-party contractor.
Collection
Our collection policies with respect to customers in default follow ANATEL regulations, as well as those of Serviços de Telecomunicações, or RACO, and the Foundation for Consumer Protection and Defense (Fundação de Proteção e Defesa do Consumidor), or PROCON. For mobile, fixed-line and Pay TV customers, as a general rule, if payment is more than 15 days overdue, service can be partially suspended by blocking out-going calls that generate costs to the customer. If payment is more than 30 days overdue after this partial suspension, the service can be fully suspended, disabling all services (outgoing and incoming calls), until payment is received. We offer an installment payment plan for clients with overdue balances. However, if accounts are not paid after 30 days following the total suspension, the contract can be canceled and reported to credit protection agencies.
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
Provisions for doubtful accounts in the year ended December 31, 2024 were 2.0% of the total gross revenue.
Our Markets of Operation
Our concession agreement—which is in the process of being migrated to authorizations—enable us to operate fixed-line telephone services in the state of São Paulo, except for a small region (Sector 33) that is still subject to an earlier concession. In addition, we offer fixed-line telephone services, data and Pay TV services elsewhere in Brazil, pursuant to licenses and authorization. We operate mobile voice and broadband services throughout Brazil, under the mobile service (SMP) authorization. We also offer a variety of value-added services, some of them through commercial partnerships.
The following table sets forth population, gross domestic product (GDP), and per capita GDP statistics for each state in our service regions according to 2021 IBGE data:

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

Marketing and Sales
Overview
Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2024, consisted of 260 own sales outlets throughout Brazil. In addition, we also have approximately 10,180 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.
As of December 31, 2024, we had approximately 282,000 points of sale where prepaid mobile service customers could purchase credits using Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits.
We bring our solutions to our customers through the following physical sales channels:
•Vivo stores: maintaining our pioneering spirit and leading role in the market, we began the transformation of the PoS (Point of Sale) into a Tech Retail Experience Point, with the inauguration of Casa Vivo, a unique and innovative project, that materializes our new positioning, with a focus on offering technology products and services. We consolidated this transformational strategy in the second half of 2023, with the deployment of this new concept in six stores in strategic shopping malls, that prioritize products exhibition and experimentation, adding value of our entire portfolio through experiencing the services and Smart Home areas, in an amplified format. This direction defines how we will build the foundations for the formats of all of Vivo's physical sales channels in the future.
•Exclusive dealers: this channel is made up of companies selected and certified to supply our complete portfolio of products. These resellers make up an extensive distribution network across the country. Although the channel offers the entire product portfolio, its focus is on postpaid and Fiber products. We are also constantly updating and improving these stores to provide a better customer shopping experience, to ensure that it is consistent across all of our flagship stores. Focusing on business sustainability for both Vivo and its dealers, we optimized our points of sale while maintaining a presence across Brazil with 1,523 stores as of December 31, 2024. This move reinforces our commitment to agile and sustainable management, aimed at creating value and strengthening our foundation for future expansion.
•Retail channel: our retail channel sells prepaid and top-up products that are sold by our partners' own sales teams. In 2024, we invested in price-led SIM cards in an attempt to reestablish commercial relationships with the retail companies and started to review the operating model with the aim of resuming the channel's growth.
•Distribution and digital channel: the broadest and most complex sales channel in our markets, allows our prepaid customers to purchase data and voice credits. To be as close as possible to potential and current customers, this channel is made up of accredited agents, lottery outlets, post offices, bank branches and small retailers, such as pharmacies, newsstands, bookstores, stationery stores, bakeries, gas stations, bars and restaurants. In digital, we have banks, fintechs and digital distribution partners. In 2024, this channel was responsible for the majority of our prepaid sales (96%) and top-up revenue (88%). In 2024, we maintained the market leadership in terms of prepaid market share, that was achieved in 2020. We increased our position in micromanagement, including specific payments to the sales force with granularity at the POS level, and launched several projects searching for portfolio diversification in our channels.
•Door-to-door sales: this channel continues to strengthen with the growth of the fiber network across the country, consolidating the sales force, focusing on quality and now seeking to totalize our customers with fixed-mobile convergent offers. This is a strategic channel that offers convenience to customers and is suitable for selling telecom services to B2C and B2B customers. The fiber market requires important local knowledge for greater sales penetration and that is why a hunter channel such as door-to-door sales is so important for this segment.

•Outbound telesales: characterized by the lack of geographical limitations, our outbound telesales channel can reach existing and potential customers across the country, offering possibilities of migration from prepaid to postpaid services in addition to FTTH. This channel focuses on increasing the customer base, identifying new customers and offering suitable plans to our existing customers according to their consumption profile.
Customer experience
In 2024, Vivo remained steadfast in its purpose of “Digitalize to bring closer” to create a better world filled with opportunities and development. The company reinforced its focus on ensuring that all customer experiences across its business lines—including connectivity, financial services, health, education, and consumer electronics—were aligned with its value proposition: “Vivo is technological and excellent in quality,” “Vivo is close and solves problems,” and “Vivo makes me feel special.”
To strengthen its commitment to this value proposition, Vivo established an executive directory dedicated entirely to Customer Experience (CX). This initiative is guided by six strategic drivers: a standardized and unique view of the customer; online monitoring; an omnichannel experience; problem-solving capabilities; expectation management; and a fully digital approach.
The Company’s efforts have been widely recognized in the market, earning several prestigious awards. At the 2024 Experience Awards, Vivo received the award for the highest NPS (Net Promoter Score) in Brazil for mobile and broadband services. Additionally, Open Signal recognized Vivo as the provider of the fastest 5G network in the world, highlighting the success of its technology investment strategy.
Technology
Voice and data networks
To offer a greater variety of integrated services, we have incorporated several new technologies into our voice and data networks. In 2024, we advanced our network virtualization program toward cloudification, enabling us to provide services based on 5G Standalone and other emerging technologies. Additionally, we completed our first Proof of Concept (PoC) using services based on slice technology, incorporating closed-loop control.
For mobile voice services, we continue to strengthen our voice digitalization program using VoLTE (Voice over LTE) and are increasingly investing in this technology. As a result, we have surpassed 65 million subscribers using VoLTE, a key driver for phasing out legacy technologies such as 3G and 2G. We also completed our first PoC with VoNR (Voice over New Radio) service, paving the way to offer voice services over the NR Access Network in the near future.
For the fixed-line voice network, we provide services such as VoFTTH (Voice over FTTH), SIP trunking, Unified Communications, and SIP interconnections. We continue to expand our fiber network by launching it in cities already served by copper-based voice services. These efforts are complemented by initiatives focused on energy efficiency, site demobilization, voice digitization, and creating synergies between fixed-line and mobile networks.
To support VoIP growth, we have consolidated our Unified IMS Core and are deploying Session Border Controllers (SBCs) at our access and peering edges. These initiatives have resulted in significant savings in energy consumption, labor, and maintenance costs. For the Data Core, we have concluded that 5G offers similar functionalities to legacy networks. In this context, our Capillarity User Plane leverages synergies with the fixed network by reusing CDN and cache solutions to expand into new capital cities in Brazil. This approach improves latency and reduces transmission data volumes in our transport network.

For the Control Plane, synergies with infrastructure and the mobile network contribute to power savings, resilience, and enhanced security through our private cloud initiatives. For IoT and Private Networks, we have begun expansion and updates to fully support 5G.
The IP Backbone is a strategic asset to meet customer demands and support the development of a large number of services, such as:
•Expansion of our 5G services,
•IoT development,
•Development of cloud and VoD services,
•Expansion of fiber optics to customer homes,
•Migration of voice and television services to IP,
For all of this, the IP Backbone must be robust, providing high availability, performance, cost-effectiveness, and high bandwidth at the same time. However, as more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear. To achieve this goal and increase revenues, the following actions have been implemented over the last few years::
•Modernization and Simplification of the Network—This initiative began in 2018 through the replacement of existing routers with new routers with higher capacity, which enabled the consolidation of specialized routers, thereby reducing network layers and transforming our backbone into a multi service network. This new design accommodates service evolution, as voice, messages, and circuits become data packets, reducing the need for incremental capacity increases.
•Bringing services and content nearer to customer—We believe that in the coming years, layer simplification could allow us to bring content even further to the edge, improving costs and quality at the same time. The foregoing actions are expected to optimize investment in an aggressive traffic increase context and lay the groundwork to deliver the next step in data services quality. Even though bandwidth has been the main technical advantage for several years, latency will take over as the main broadband selling point. To reduce network latency means delivering more responsive services and obtaining higher customer satisfaction. To achieve this result, we believe service should be decentralized and delivered closer to the edge of the network and to customers, which we have taken steps toward by expanding the use of caching solutions throughout the network, making content locally available to our customers, and reducing traffic costs while strongly improving the user experience without increasing access investments.
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
Finally, we have a solid Carrier Grade Nat solution (CGNAT) already developed for the mobile services, which will be extended to fixed-line services along the next years as an additional solution.

In our Telecom Data Centers, the Local Area Network (LAN) structure provides connectivity for platforms and servers on both the Fixed and Mobile networks. The local network is the access point for all services and provides connectivity to the IP BackBone.
In 2024, we began the evolution of the TRILL model to the Spine & Leaf model. We have moved from a 3-layer architecture model (Core-Aggregation-Access) to a 2-layer model (Spine & Leaf). The new model is a technological evolution that provides even greater resilience in the local network than TRILL. In addition to greater resilience, we can leave the architecture with one less layer, which means simplifying the network and reducing implementation costs. With the new Spine & Leaf architecture, we maintain the concept of decentralization in Telecom Data Centers. Just like TRILL, Spine & Leaf also uses Top of Rack (TOR) and End-of-Row (EOR) switches, allowing cost savings on structured cabling, reduction of energy, space and cooling. In 2024, we expanded the ports and took the opportunity to change the technology from TRILL to Spine & Leaf Technology in 4 existing sites
In 2024, we maintained the strategy of structuring our CDN (Content Delivery Network) to improve the customer experience with our services, using the cache solution to reduce bandwidth consumption on the IP backbone, storing content locally from our main partners. In addition to these existing partners, we are always looking for new partners to further improve network quality by reducing latency and saving resources on our IP BackBone. This allows us to optimize network resources and improve service quality. For this network structure, we use stand-alone switches. In 2024, we will increase capacity at nine existing sites due to the increase in data traffic.
Network Security
In today’s digital world, where telecommunication networks are increasingly complex, network security has become a critical factor for the success of our customers and their businesses. At Vivo, the governance, risk management, and compliance of our network align with the group’s business objectives and are based on the CIS Controls framework.
In 2024, we strengthened the protection of our network by consolidating existing tools and introducing new solutions to enhance Threat Intelligence, Vulnerability Management, and Data Protection. We expanded our team of highly skilled professionals to support the implementation of security by design, thereby reducing the likelihood of service compromise.
To proactively identify vulnerabilities before attackers can exploit them, we conducted cyber war games and tabletop simulations with our blue, purple, and red teams in 2024. These exercises aimed to bolster our cyber resilience and defense capabilities. The simulations replicated a cyberattack scenario: the red team focused on identifying and exploiting system breaches, the blue team was responsible for defending the systems, and the purple team set the rules and controlled the environmental conditions of the game.
TV services
We offer IPTV services through our FTTH network using an open platform designed to revolutionize the delivery of IPTV services. Our open platform includes Pay TV with video broadcasting delivered via IP. Several global partners have developed modules in collaboration with us to integrate with our existing global video platform. Our local team customized the middleware for set-top boxes (STBs) to create a standardized version, enabling faster time-to-market for new developments and product releases, as well as future convergence between IPTV and OTT platforms. To enhance the IPTV ecosystem, we integrated several components such as instant channel changes, retransmission, and applications to improve the user experience. Additional services, including pay-per-view and VoD (Video on Demand), are also available.

Our IPTV interface was redesigned to improve the customer experience by introducing personalization features and thematic areas (e.g., sports events). In 2024, we launched a new STB with a small form factor (HDMI stick), supporting 4K video, targeted at customers seeking flexibility and affordability. The Vivo Play App, based on OTT streaming, offers over 80 linear channels and full access to our VoD catalog. The app underwent several software updates in 2024, introducing new features and enhancing the user experience.
5G acquisition
In December 2021, we acquired the following radio frequency sub-bands through auction: 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz, and 24.3 GHz to 27.5 GHz. These acquisitions will allow us to expand network capacity in high-density urban areas. With these frequencies, we ensure the provision of 5G services, significantly reducing latency, enhancing connectivity, and enabling download and upload speeds up to 10 times faster than 4G. These 5G capabilities have facilitated the development and enhancement of services such as IoT, gaming, autonomous vehicles, virtual reality (VR), industrial automation, and agribusiness.
Acquisition of part of OI's UPI Mobile assets
We acquired part of Oi’s UPI mobile assets, including approximately 12.5 million customers, 43 MHz of spectrum in the 1,800 MHz, 2,100 MHz, and 900 MHz bands with nationwide coverage, and contracts for the use of 2,700 mobile access sites. These assets are located in the Southeast (São Paulo), South (Paraná), Northeast (Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará, and Piauí), and North (Maranhão) regions, strengthening our network's capacity and coverage.
Mobile coverage
In 2024, we continued to expand the capacity and coverage of our mobile networks to absorb continuous growth in voice and data traffic. We seek to set ourselves apart from our competitors by significantly growing our 4G and 5G coverage. As of December 31, 2024, our mobile network covered 5,060 municipalities in Brazil using different technologies such as 5G, LTE Advanced Pro, LTE, WCDMA and GSM/EDGE digital technologies, or 90.84% of the total municipalities in Brazil and 97.99% of the Brazilian population. We have the biggest LTE Advanced Pro (commercially known as 4.5G) coverage in Brazil (with 3,873 municipalities and 91.6% population covered). In the same period, we have covered 504 municipalities of Brazil with 5G Standalone and non-Standalone, which cities together accounted for 61.3% of the Brazilian population.
Since 2015, we started to develop network sharing in 4G 2,600 MHz coverage with Oi and TIM. As of December 31, 2024, after the sale of Oi and project review, we covered 126 Brazilian cities using shared radio base stations and 222 cities using TIM´s network through RAN sharing. In 2017, we also began to develop 3G network sharing with Claro and, as of December 31, 2024, we covered 232 Brazilian cities using shared radio base stations and 137 cities using Claro’s network through RAN Sharing. In 2018, we further began to develop 3G network sharing with TIM, and, as of December 31, 2024, we covered 17 Brazilian cities with shared radio base stations and 27 cities using TIM’s network through RAN sharing. In 2019, we began to develop network sharing in 4G 700 MHz with TIM (as a proof of concept), and, as of December 31, 2024, we covered 10 Brazilian cities with shared radio base stations and 9 cities using TIM’s infrastructure through RAN sharing. In 2019, we entered into a network sharing agreement with TIM for 2G, 3G and 4G technologies, which sought to expand our network and create synergies. As of December 31, 2024, we covered 363 Brazilian cities with shared 3G/4G radio base stations and 353 cities using TIM’s infrastructure through RAN sharing. From 2021 until December 2024, 3G/4G Single Grid was deployed in the urban area of 180 cities by Vivo and 200 cities by TIM. Also in 2024, 2G Single Grid was deployed in 1,063 cities by Vivo and 785 cities by TIM aiming to accelerate the switch-off of legacy networks. RAN network sharing allows us to fulfill the ANATEL obligations that were imposed on us as part of our spectrum acquisitions and reduces network deployment and maintenance costs to provide additional coverage at lower costs.

Fraud detection and prevention
During the year 2024, we continued our efforts to combat fraud, focusing on the two main types as follows:
•Subscription fraud: This type of fraud occurs when one or more services are granted without the consent of the true "owner," with the primary objective of acquiring products and services, causing financial loss. In 2024, we recorded an 81% increase in losses related to fraud, going from R$47.7 million in 2023 to R$86.5 million in 2024. The main causes of this increase were the identification of new fraud scenarios through investments in layers of security and intelligence rules against fraud, which allowed us to detect larger volumes of fraud (through biometrics, behavioral analysis of the device, fraud detection and prevention tools, machine learning rules, among others), as well as the constant improvement of existing rules and the continuous review of prevention and detection processes.
•SIM Swap fraud: this type of fraud is characterized by the alteration of the CHIP (ICCID) without the authorization or knowledge of the line owner. Its objective is to use the line to generate irregular traffic with national, international, roaming calls, as well as to criminally access customers' personal information, which is often valuable in extortion, thefts, and online scams. We had a 77% reduction in cases in 2024, going from 1,511 in 2023 to 345 in 2024. This reduction was related to greater predictability of possible systemic vulnerabilities and access by unauthorized profiles, whose mitigating actions, such as mandatory biometrics and process improvements, were addressed and prioritized. Awareness actions were carried out, constant parameter and rule updates were made, and the root cause was identified for better detection, prevention, and direction in fraud treatment.
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
We have a roaming agreement with MTN Irancell, or Irancell. During 2024, we recorded US$3.00 in roaming revenues and zero expenses payable to Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.
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
Competition
Competition in the fixed and mobile markets continued to be intense in 2024. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios. In addition, telecommunication companies began to leverage their customer base, billing and other key assets to engage in other revenue streams, alone or in partnerships with companies from other sectors. The initiatives remain in their initial steps and range from financial services, to healthcare, education and B2B solutions.
The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.
In the mobile market, we continued to lead in market share, with a 38.8% share according to information from ANATEL as of December 31, 2024. This year, the competition remained intense in 4.5G and 5G network coverage expansion and subscriber growth.
We lead the mobile market in 12 states: Amapá, Amazonas, Bahia, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in eleven states: Acre, Distrito Federal, Ceará, Goiás, Maranhão, Piauí, Rio de Janeiro, Rondônia and Tocantins. TIM, a Brazilian telephone company and a subsidiary of Telecom Italia, leads the mobile market in four states: Paraná, Paraíba, Rio Grande do Norte and Santa Catarina (according to ANATEL as of December 2024).
On the fixed-line services front, the wireline and pay-TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband, fiber accesses. Our main competitors in fixed telecommunications services are Claro (which includes its Claro and Embratel services) and Oi, which is stronger in the fixed-line services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) also offers fixed broadband services, while SKY, which is currently controlled by the Argentine conglomerate Werthein, has pay TV and broadband services (4G LTE TDD). In addition, we have competition from thousands of regional service providers throughout Brazil.

Environment, Social and Governance
By promoting digitalization, we bring people, businesses and society together, contributing to transforming lives and companies. This objective is translated through our purpose ‘Digitalize to Bring Closer’, which in 2024 was broken down into new strategic pillars, among them ‘Futuro Vivo’ (Vivo Future), reinforcing actions aimed at driving digital transformation with sustainability, promoting positive impacts for society and the planet through digitalization. To track this commitment, our ESG strategy contains six pillars of action, with more than 100 indicators monitored and reported in a consolidated manner to the Board of Directors through the Quality and Sustainability Committee, included in the Responsible Business Plan (PNR). This Plan contains targets for 2024 to 2026 that promote the Company's responsible growth and contribute to the Sustainable Development Goals (SDGs).
This strategy is deployed through internal structures that guarantee its dissemination across the organization, such as specific committees for ESG agendas with senior management: (a) Quality and Sustainability Committee (local and global) with the participation of independent members of the Board of Directors and (b) Sustainability Committee, with direct reporting to the CEO and the Executive Directors. In terms of governance, our Board of Directors was comprised of 83% independent members and 33% women as of December 31, 2024.
To further strengthen the theme in the organization, ESG commitments are included in variable compensation. Since 2019, 20% of short-term executive and employee compensation are linked to ESG targets, currently associated with customer perception (NPS), gender equality (women in leadership) and climate change (GHG emissions). Since 2022, executives' long-term Performance Plan includes shares of Telefônica Brasil (VIVT3) with cash settlement. The incentive has clawback rules and 10% of compensation linked to ESG targets, currently associated with climate change and gender equality.
In 2024, new public commitments to accelerate the ESG agenda were announced. In terms of climate, the target of achieving net zero emissions has been brought forward by 5 years (from 2040 to 2035). In Circular Economy, the goal is to collect 225 tons of electronic waste between 2024 and 2035, increasing by 150% the volume already collected since the beginning of the Vivo Recicle program (2006), reaching 375 tons. In Diversity, the commitment is to achieve 40% of women in senior leadership positions, 45% of women in leadership positions, 40% of black people in leadership positions, and 45% of black individuals in the company by 2035.
Our Climate Strategy is presented in the Climate Action Plan – a document approved by the Board of Directors and overseen by the Quality and Sustainability Committee. The implemented actions on the topic involve:
•Mitigate impact: since 2023, we have maintained a 90% reduction in our greenhouse gas (GHG) emissions (scope 1 and 2), in line with the objective established in our Net Zero plan. For this, we have strategies on several fronts such as: the reduction of fuel consumption; adoption of renewable fuels in our fleet; investment in electric vehicles; modernization of air conditioning systems; implementation of leak controls and replacement of some refrigerant gases; low-carbon purchasing; and 100% of the electricity supply from renewable sources. Telefônica Brasil has a Renewable Energy Plan and an Energy Efficiency Program to fight climate change, with highlights for the Distributed Power Generation program, which includes the gradual installation of solar, hydro and biogas power plants across Brazil. Since 2019, we offset 100% of our operational emissions with carbon credits that prevent deforestation or restore Brazilian forests. In the value chain, through the Carbon in the Supply Chain Program, our carbon intensive suppliers are engaged and encouraged to manage their emissions and set targets.
•Leverage Opportunities: digital solutions have the potential to decarbonize various value chains. In the B2B segment, through GUD Energia, we facilitate access to renewable energy sources such as hydroelectric, wind and solar, generating financial and environmental benefits for companies seeking to optimize their costs and meet sustainability challenges. We also offer products and services with the Eco Smart seal, verified by a third party, which allows companies to know the environmental benefits that the solution can generate.

•Adapt to Risks: climate risks are included in our overall risk assessment. Periodically, a qualitative and quantitative evaluation is performed, considering the physical and transition risks. We also have a Global Crisis Management System to handle higher-impact threats, with a comprehensive evaluation of 100% of nationwide critical operations.
Since 2006, collection points for the correct disposal of electronic waste have been offered through the Vivo Recicle Program, which has already collected 5.28 million items. In 2024, in partnership with Fundação Telefônica Vivo, a game between students was held in public schools and institutions, collecting about 23 tons of electronic waste and involving 21,000 children, young people, and teachers. Through the Vivo Renova Program, customers receive discounts for exchanging their cell phones upon delivery of the used device, which can either be resold (extending its useful lifecycle) or disposed of properly. In the fixed-line business (broadband, voice, and TV), customers can schedule home collection or return their used modems or decoders at our stores, where they are refurbished and reused or recycled. As part of our circular economy strategy, the target is to achieve zero waste from operations by 2030, prioritizing the reuse, repair, recycling and reduction of waste material.
Digitalization promotes social inclusion and efficiency in the use of environmental resources. To boost these benefits, we invest in strengthening our mobile network and expanding our fiber network. A range of solutions are offered in areas such as health (Vale Saúde Sempre), education (Vivae), banking and access to credit (Vivo Pay) and renewable energy (GUD Energia). These areas are also encouraged through Corporate Venture Capital (CVC) funds: Wayra (focused on early-stage startups) and Vivo Venture (focused on growth startups). Digitalization is also part of the Fundação Telefônica Vivo purpose, which celebrated 25 years in 2024 and has a focus on contributing to digital inclusion and the development of digital skills for educators and students in Brazilian public schools.
We have actions to attract and retain talent and invest in employee training, including technical certifications and subsidies for professional specialization. Processes for performance evaluation, talent mapping and identification of successors are also implemented. Our diversity program focuses on four groups: Gender, Race, LGBTI+ Community and People with Disabilities, as well as other topics covered in our Global Diversity and Human Rights Policy. We are committed to setting goals to these groups with actions such as: affinity groups, mentoring, development programs, recruitment practices and literacy initiatives. 50% of trainee, internship and young apprentices positions are allocated to black candidates. Another highlight is Women in Fiber (Mulheres de Fibra) program, which selects women to work in technical areas that were previously dominated by men.
In addition, the Telefônica Responsible Business Principles set the basic values applicable to all employees, suppliers and other parties. Human Rights aspects are tracked through biannual risk assessments, in accordance with the Telefónica Group's Enterprise Risk Management process. For suppliers, Parceiro Plural program was launched, which aims to develop and ensure that suppliers share the same values as the company in relation to ESG issues.
The commitment to ethics, integrity and transparency is strengthened through the Compliance Program (#VivodeAcordo) and the Privacy and Data Protection Governance Program (#VivoCuidandodaPrivacidade). Customers can access more information about the exercise of rights and our personal data management practices through the Privacy Center website and the Local Privacy Policy.
The digital security strategy is monitored by senior management through: (a) a dedicated management structure with a Chief Security Officer (CSO) and a Chief Information Security Officer (CISO), (b) a Digital Security Risks Executive Committee, and (c) the periodic review of the digital security strategy by a Board of Directors’ independent director. Several cyber risk management actions are applied, such as annual cyber war games and training initiatives.

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
For the first time, we are part of the Dow Jones Best-in-Class World Index, making our debut as the only Brazilian telecom company, leader in the Americas and 6th with the best performance in the sector in the world. We are also one of the leaders in the Corporate Sustainability Index of the Brazilian Stock Exchange - ISE B3 (Top 3) and in The Sustainability Yearbook 2025 (Top 10%).
We are present in other relevant assessments, such as: (1) B3 ESG indices: ICO2 (Carbon Efficient Index), IGPTW (People Management) and S&P/B3 ESG Brazil; (2) Among the 100 most sustainable corporations in the world by Corporate Knights; (3) Top 3 Best Companies to Work for in Brazil 2024, in Super Large category (over 10,000 employees), in the national GPTW (Great Place To Work) ranking; (4) Pro-Ethics Seal 2022-2023, for our commitment to voluntarily adopting integrity measures aimed at preventing, detecting and remediating acts of fraud and corruption; (5) Best in the Telecommunications, Technology, and Media category in the Best ESG 2024 by Exame magazine; (6) Listed on FTSE Global Diversity & Inclusion Index; (7) Best Compliance Department in 2024, in the Telecom and Technology category by the Leaders League Compliance Summit & Awards Brazil. In addition, the company is part of ESG indices of S&P, FTSE4Good and MSCI.
Our ESG strategy and actions can be found in our Annual Sustainability Report. This and other ESG reports are available on: https://ri.telefonica.com.br/en/esg/sustainability-reports. The information on our website is not a part of this annual report on Form 20-F.
Regulation of the Brazilian Telecommunications Industry
Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under authorization agreements for voice, mobile, data and Pay TV services in all Brazilian states, —except, as of the date of this annual report, for voice services in São Paulo state, where we operate under a concession agreement that enables us to provide specified services and subjects us to certain obligations, according to the PGMU and the RCON. Such concession agreement is in the process of being migrated to an authorization. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.”
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
On October 4, 2019, the New General Telecommunications Law was enacted. This law revises the telecommunications regulatory framework and represents a significant impact on this industry. For more information about the New General Telecommunications Law, see “—Other regulatory matters—Updated regulatory framework.”
The companies that operate concessions under the public regime are Telefônica Brasil, Algar, Sercomtel and Claro (Claro for domestic and international long-distance service). These companies provide fixed-line telephone services in Brazil that include local and long-distance services (domestic and international). All other telecommunications service providers, including the other companies authorized to provide fixed-line services in our concession region, operate pursuant to authorizations under the private regime. Companies that provide services under the private regime, known as authorized companies, are not subject to the same requirements regarding continuity or universality of service. However, they may be subject to certain network expansion and quality of service requirements that are obligations set forth in their authorizations. Authorizations are granted for an indeterminate period. Under an authorization, the government does not provide a guarantee to the authorized company of a financial-economic equilibrium (equilíbrio econômico-financeiro), as is the case under concessions. Fixed-line voice authorization license holders are entitled to freely compete with the concessionaires in their respective areas without any limitation.
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
Concessionaires, including us, can also offer other telecommunications services in the private regime, which primarily include broadband, data transmission services, mobile services and Pay TV. Our concession agreement for fixed-line services in the State of São Paulo is in the process of being migrated to an authorization. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.”
Obligations of telecommunications companies
Under the concessions and authorizations framework, we and other telecommunications providers must comply with obligations related to service quality, network expansion, and modernization. In addition, telecommunication concessionaires face specific restrictions on the services they can offer, as detailed in the PGO, as well as particular requirements for network expansion and modernization set forth in the PGMU.

In January 2017, ANATEL conducted a public consultation on proposed updates to the PGO. These updates included a dedicated chapter evaluating the migration of fixed-line concessions to authorizations, in line with the legal framework under discussion in Congress at the time. However, the amendments to the General Telecommunication Law were not enacted until October 2019. Despite ANATEL’s initial efforts in 2017, a range of new regulations still need to be drafted and revised to implement the changes outlined in the updated Law.
Failure to comply with telecommunications regulations or any obligations established under concessions and authorizations may result in fines of up to R$50 million per infraction.
As of the date of this annual report, our operations are regulated as follows:
•Local and long-distance fixed-line voice services (or STFC services), which, as of the date of this annual report, is provide under concession agreements in the state of São Paulo and by authorization in the rest of the Brazilian territory. The concession was granted in 1998 by the Brazilian government and renewed in December 2005 for an additional period of 20 years. Such agreement authorizes us to provide fixed-line telephone services in the state of São Paulo, except for in a small area (Sector 33), and to place and manage public telephones in our concession area. We also provide fixed-line wireless services throughout our concession area, for which the authorization was granted in 2001 by the Brazilian government for the whole Brazilian territory. Such concession agreement is in the process of being migrated to an authorization. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL”;
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
•Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for network building and specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and
•Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” EILD, which are regulated by ANATEL Resolution No. 590, dated May 15, 2012, and MVNO agreements, which are described under “—Operating Agreements—MVNO Agreements” (most wholesale services are also regulated by the PGMC).
We set forth below details of the concession, authorizations, licenses and regulations that regulate our operations.
Quality regulations in Brazil
In December 2019, ANATEL approved RQUAL, which changes the way the agency monitors the performance of telecommunications operators. In addition to promoting quality indicators increasingly associated with consumer experience and the widespread dissemination of results, the concept of responsive regulation was introduced, encouraging advanced corrective actions to address problems rather than solely imposing fines when goals are not met.

Annual “seals” from “A” to “E” in each municipality, state, and Brazil will be awarded with quality measurements based on three indices: technical quality of service, perceived quality, and user complaints. If a provider experiences a deterioration in a municipality, resulting in a seal of “D” or “E” compared to the previous year, customers may terminate their contracts without paying loyalty penalties.
An independent entity, the ESAQ, inspected by ANATEL and funded by the providers, measures the quality of services. All measurements are based on a document called the DVR (Reference Values Document), which is issued following RQUAL and reviewed every two years. The first DVR was published in December 2021 but was suspended in November 2023 by ANATEL, which identified the need for adjustments, resulting in no seals being issued to date. A new DVR was published on December 27, 2024, and will be applied to measurements starting in 2025. The publication of seals is estimated to occur during the second semester of 2025.
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
On December 16, 2024, we, alongside ANATEL, the TCU, and the Brazilian government, through the Ministry of Communications, entered into a term of self-composition for the adaptation of concession agreements for fixed-line telephone services to an authorization instrument, or the Self-Composition Agreement, which outlines the terms for migrating from the concession regime to an authorization regime. The agreement includes several key conditions: (i) we are required to make specific investments in the form, conditions, and terms established under the agreement; (ii) we must maintain the provision of fixed-line telephone services in certain locations without adequate competition within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and we are required to withdraw any cases filed against the regulator; and (iv) we must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, which is expected to occur in the first quarter of 2025. The execution of projects related to items (i) and (ii) totals a NPV of R$ 4.5 billion.
For information about regulations affecting rates we can charge under our concession agreements, see “—Rates, Taxes and Billing.”
Obligations on concessionaires to provide fixed-line service under the public regime
We and the other concessionaires are subject to the PGMU, which requires that concessionaires undertake certain network expansion activities with respect to fixed-line services. The timing for network expansion is revised by ANATEL from time to time. If any given concessionaire does not fulfill its obligations under the PGMU, ANATEL may impose various monetary penalties and such concessionaire may lose its license if ANATEL determines that it will be unable to provide basic services under the Plan.
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
In July 2018, ANATEL approved Resolution No. 695, which establishes new spectrum pricing regulations, with calculation methods and conditions for spectrum reserve prices and renewal costs. This new regulation took effect in May 2019. A new regulation aimed at replacing Resolution No. 695 was under public consultation and is expected to be published by the end of 2025.
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
Our current 850 MHz authorizations will expire in 2028. In November 2020, ANATEL has decided to renew our current authorizations for the use of radiofrequencies in A and B bands, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the TCU.
In April 2023, ANATEL determined that our authorizations in the 900 MHz band should not be extended (except in the state of Minas Gerais), claiming that the efficient use of this spectrum had not been properly demonstrated, since the low capacity associated this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also in April 2023, ANATEL decided to renew our 1,800 MHz licenses until 2032.

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
It should be noted that, according to the TCU's interpretation of Law No. 13,879/2019, requests for extension must be assessed from the perspective that a new spectrum bidding is the rule and that, if ANATEL intends to approve the extension requested by the provider, it must prove compliance with the conditions set forth in Decree No. 10,402/2020. In this context, ANATEL admitted the second extension of the 900/1800 MHz (in Minas Gerais) and 850 MHz (several states) bands, currently under evaluation by the TCU.
Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Region	Frequency	Bandwidth (MHz)	Notes	Year of Exp. Date	Notes
Brazil(1)	700 MHz	20		2029
Brazil(1)	850 MHz	25	(2)	2028	(3)
Brazil(1)	900 MHz	5-10	(4)	2032–2035	(5)
Brazil(1)	1.8 GHz	20-80	(6)	2032–2035	(5)
Brazil(1)	2.1 GHz	30-60	(6)	2038
Brazil(1)	2.3 GHz	40–50	(7)	2041
Brazil(1)	2.5 GHz	40	(8)	2027–2031	(9)
Brazil(1)	3.5 GHz	100		2041
Brazil(1)	26 GHz	600		2041

(1)Telefonica Brazil uses high and low frequencies spectrum in all regions of Brazil.
(2)States of Acre, Amazonas, Amapá, Bahia, Distrito Federal, Espírito Santo, Goiás, Maranhão, Minas Gerais, Mato Grosso do Sul, Mato Grosso, Pará, Paraná, Rio de Janeiro, Rondônia, Roraima, Rio Grande do Sul, Santa Catarina, Sergipe, São Paulo, and Tocantins (except for PGO Sectors 3, 22, 25, 30 and 33).
(3)Current licenses expire in 2028. ANATEL decided to limit their renewal up to 2028, due to a future mandatory refarming process.
(4)10 MHz in the State of Minas Gerais; 5 MHz in the States of Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, and São Paulo (except municipalities within area code 11).
(5)Regional licenses: expiration and renewal dates depend on the region.
(6)Bandwidth varies by region.
(7)50 MHz in the southeast region of Brazil (except for the state of São Paulo and PGO Sector 3); 40 MHz in the state of São Paulo (except for PGO Sector 33); and in the north and mid-west regions of Brazil (except for PGO Sectors 22 and 25).
(8)40 MHz is the most common bandwidth, but such bandwidth can rise up to 60 MHz in some regions.
(9)Band X will expire in 2027 and Band P will expire in 2031.

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
Currently, we have made 4G services available in 5,199 municipalities. Telefônica has deployed and continues to deploy 4G coverage by serving its customers through the use of its own network or by established agreements of RAN-sharing approved by ANATEL.
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
Regarding the 700MHz spectrum, ANATEL has allocated the band for the provision of fixed-line, mobile and broadband services. On September 30, 2014, we acquired 20 MHz (10+10 MHz) with nationwide coverage, for R$1.92 billion, at the minimum price, plus R$904 million for the band cleaning (migration of broadcasters that currently occupy the band and interference management). According to the auction rules, the winning bidders are responsible for financing and managing the band cleaning process (Analog TV switch off) which was implemented through a legal entity specifically incorporated for this purpose, as set forth in the bidding process and applicable regulations (EAD).
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

In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except for the state of São Paulo and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except for PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).
In 2022, as widely reported, the Company acquired part of Oi’s mobile assets, resulting in additional spectrum authorizations in the 900, 1,800, and 2,100 MHz bands. These assets were grouped into a special-purpose entity called Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., which was fully merged with and into the Company in 2023.
Multimedia communication service
Our multimedia services include broadband in several technologies, including fiber services.
We have assumed in the past the obligation to provide free Internet access to public schools in the area comprising in our concession area during the term of our concession agreements. The number of schools for which we should provide broadband is determined by the school census provided by the National Education Ministry, which is published on a yearly basis or sometimes in longer intervals. Our obligation targets are adjusted according to the latest census released.
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
On July 1, 2014, ANATEL decided to gradually decrease the TU-RL, and the TU-RIU based on a bottom-up cost model by setting maximum rates for fixed-line interconnection fees for the years 2016 through 2019. In December 2018, ANATEL set the fixed-line interconnection fees ranging for the years 2020 through 2023. Further, in March 2023, ANATEL set the new fixed-line interconnection fees ranging for the years 2024 through 2027, as shown in the table below for our STFC sector (Sector 31) in reais):

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

Mobile service
In November 2009, ANATEL unified the licenses of all mobile operators, resulting in the consolidation of interconnection fees and reducing the number of fees for the use of the mobile network from two to one. On July 1, 2014, ANATEL decided to gradually decrease the MTR, based on a cost model for the years 2016, 2017, 2018 and 2019. In December 2018, ANATEL established the reference values for the MTR for the years ranging from 2020 until 2023. Further, in March 2023, ANATEL established the reference values for the MTR for the years ranging from 2024 until 2027, as shown below per region in the General Authorization Plan (Plano Geral de Autorizações), or PGA, in reais:

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
On March 28, 2023, ANATEL approved through Act No. 3.248 a new revision of the EILD reference table, valid from February 25, 2024 until 2027.

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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC in which the MVNO, as a wholesale product, is considered a relevant market. As of the end of the public consultation, the updated PGMC is scheduled to be published during the second semester of 2025.
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
Brazilian General Data Protection Law (LGPD)
Law No. 13.709/2018, or the LGPD, came into force on September 18, 2020. It is a comprehensive data protection law establishing general principles and obligations that apply across all economic sectors and contractual relationships. To regulate and supervise the application of the law, the ANPD was created and has been under the administration of the Ministry of Justice since 2023. Certain aspects of the LGPD will be subject to further regulation by the ANPD, in accordance with ANPD’s Ordinances No. 11/2021, 35/2022, and Resolution No. 23/2024, following its regulatory schedule published every two years.
The LGPD establishes detailed rules for the collection, use, processing and storage of personal data in all economic sectors, regardless of whether data is collected in a digital or physical environment. In general, our services and processes depend on personal data. The way in which we collect, store and manage this data must comply with the provisions of the LGPD. In addition, the administrative sanctions provided for in the LGPD (Articles 52, 53, and 54) came into force on August 1, 2021, pursuant to Law No. 14.010/2020, and additional rules were established with the publication of 10 additional regulations so far. Some of the main regulations, include the Administrative Sanctions and Dosimetry Regulation (Resolution No. 4/2023), the Security Incident Communication Regulation (Resolution No. 15/2024), and the International Data Transfer and Standard Contractual Clauses Regulation (Resolution No. 19/2024).

As of the date of this annual report, the ANPD has signed a number of technical cooperation agreements with administrative bodies and agencies, including the SENACON, the Brazilian Office of the Controller General (Controladoria Geral da União), or CGU, the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar), and the Latin America Development Bank. The ANPD has also signed a memorandum of understanding with the Spanish Data Protection Authority and with the Office of the Privacy Commissioner of Canada to promote cooperation mechanisms, including the exchange of knowledge, experiences, and practices in the field of privacy and personal data protection.
For additional information on our practices regarding the LGPD and our Privacy and Data Protection Governance Program, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”
Resolutions published
A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2024. The most relevant among these regulations were:
•ANATEL Resolution No. 767: Amends the Regulation for Cybersecurity Applied to the Telecommunications Sector;
•ANATEL Resolution No. 768: Revokes and amends Resolutions issued by ANATEL, approves the Regulation for Universalization of the Switched Fixed Telephone Service Provided in the Public Regime, and the Model of Concession Contract for the Switched Fixed Telephone Service in the Local modality and the Regulation for Pricing of the Switched Fixed Telephone Service Provided for General Public Use – STFC;
•ANATEL Resolution No. 769: Revokes and amends Resolutions issued by the Agency (Regulatory Guillotine 2023-2024); and
•ANATEL Normative Act No. 14,430: Approves the restriction of equipment operating only with 3G or lower.
Public consultations published
In 2024, ANATEL announced a series of public consultations. The most relevant among these public consultations were:
•ANATEL Public Consultation No. 5: Reassessment of rules related to the operation of STFC in the public regime;
•ANATEL Public Consultation No. 10: Update of the attributions and destinations of frequencies do Brasil (2023-2024);
•ANATEL Public Consultation No. 12: Telecommunications Network Structural Plan;
•ANATEL Public Consultation No. 15: Revokes and amends Resolutions issued by the Agency (Regulatory Guillotine 2023-2024);
•ANATEL Public Consultation No. 24: Revision of the Account Separation and Allocation Regulation and the Cost Model Standard;
•ANATEL Public Consultation No. 29: Updated Certification Requirements for Access Points in the 5,925-7,125 MHz range;
•ANATEL Public Consultation No. 36: Restriction on the approval of equipment operating only with 3G or lower;
•ANATEL Public Consultation No. 39: STFC Annual Review of Tariff and Local Treatment Areas (Year 2024);
•ANATEL Public Consultation No. 40: Revision of the Bidding Regulation, approved by Resolution No. 65, of 1998
•ANATEL Public Consultation No. 46: ANATEL's Regulatory Agenda Proposal for the 2025-2026 biennium;
•ANATEL Public Consultation No. 53: Revision proposal - Regulation for the Application of Administrative Sanctions – RASA;

•ANATEL Public Consultation No.59: Bidding Notice for the 708 MHz-718 MHz and 763 MHz-773 MHz bands;
•ANATEL Subsidy Taking No. 2: Demand evaluation for radio frequency spectrum in Brazil;
•ANATEL Subsidy Taking No. 5: Collection of inputs about the role of connectivity in the development of AI;
•ANATEL Subsidy Taking No. 6: Reevaluation of the General Accessibility Regulation – RGA;
•ANATEL Subsidy Taking No. 9: Initiatives from the 2023/2027 Strategic Plan to the 2025/2026 Strategic Portfolio; and
•ANATEL Subsidy Taking No. 12: Measures to promote the sustainable use of orbit resources.
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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC which was scheduled to end in April 2024. As of the end of the public consultation, the updated PGMC is scheduled to be published during the second semester of 2025.
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
In parallel, we entered into an arbitrage process with ANATEL, seeking a financial indemnity for events that impacted the financial equation of the concession contract, such as: (i) events over time that unbalanced the original contract; and (ii) unsustainability of the contract (structural changes in the industry. However, we requested the suspension of the arbitration procedure given the possibility of an amicable solution between ANATEL and the concessionaires, mediated by the TCU (through its “Consensual Solution” procedure). On October 5, 2023, ANATEL submitted a request to the TCU to open a Consensual Solution procedure, which was approved by the Court on January 23, 2024, resulting in the creation of the Negotiation Committee.
On May 23, 2024, the Negotiation Committee reached an understanding on the proposed terms and conditions of the Self-Composition Agreement. The proposed terms and conditions of said Agreement were approved by the TCU in a meeting held on November 27, 2024, with the inclusion of conditions that were ratified by the Company, by ANATEL and by the Ministry of Communications. The Self-Composition Agreement was executed on December 16, 2024. The Self-Composition Agreement has as its purpose, among others: (i) the realization of investments by Telefônica, in the form, conditions and terms established in this Agreement, in exchange for the adaptation; and (ii) the maintenance of the provision of STFC, in locations without adequate competition, contained in the provision area of the STFC Concession Agreements that will be terminated, until December 31, 2028. It is expected that the single agreement will be issued by ANATEL by the end of the first quarter of 2025.
Furthermore, the New General Telecommunications Law also permits the successive renewal of an authorization to explore a spectrum, so long as ANATEL’s requirements and stipulations are met. Under the previous model, each authorization could be renewed only once. In addition, New General Telecommunications Law permitted the creation of a secondary spectrum trading market among authorized operators, where trades can be placed directly between them. Similarly, companies holding the rights to explore Brazilian satellite positions can have their permits renewed on an unlimited basis. However, these aspects of the law are still subject to implementation through regulations, which have yet to be passed.
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
Telecommunications Consumers Rights
The new General Consumer Rights Regulation (RGC) published by ANATEL in November 2023, and approved by Resolution No. 765/2023, introduces changes in certain provisions related to telecommunications service offerings, including rules around blocking due to payment default. This regulation also updates and modernizes customer relationship obligations. The new RGC will come into effect in September 2025, replacing the previous Resolution No.632/2014.
C.Organizational Structure
As of December 31, 2024, 76.30% of our voting shares were controlled by the three main controlling shareholders: Telefónica S.A., with 38.90%, Telefónica Latinoamérica Holding, S.L., with 37.34%, and Telefónica Chile S.A., with 0.06%. Telefónica Latinoamérica and Telefónica Chile S.A. are a wholly owned subsidiary of Telefónica S.A. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our current general corporate and shareholder structure is as follows:
Significant Subsidiaries
Our subsidiaries are Terra Networks Brasil Ltda. (formerly known as Terra Networks Brasil S.A.), or Terra, POP Internet Ltda., or POP, and Telefonica Transporte e Logística Ltda, or TGLog, Fundo de Investimento em Direitos Creditórios Vivo Money, or Vivo Money, and Vivo Pay Holding, all of which we own and are based in Brazil.
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
GUD Energia: Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and 50.00% by Auren Comercializadora de Energia Ltda.
Vivo Pay SCD: Headquartered in Brazil, the entity is directly owned 0.01% by Telefônica Brasil and indirectly held 99.99% by Vivo Pay Holding.
Indirect shareholdings
Telefonica Brasil S.A. holds indirect interests in the following companies: Telefônica Infraestrutura e Segurança Ltda. (“TIS”), TLF01, Vale Saúde Sempre (VSS), IPNET and IPNET USA.
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
Regarding Iran, we have a roaming agreement with Irancell. During 2024, we recorded US$3.00 in roaming revenues and zero expenses payable to Irancell under this agreement.

Telefónica’s subsidiaries and Telefónica's former subsidiary Telefónica UK Ltd., other than our Company (which arrangements are described above), were party to the following roaming agreements with Iranian telecommunication companies in 2024:
(1)Telefónica Móviles España S.A., or TME, Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran, or MTCI, (ii) Taliya Mobile, or Taliya, and (iii)Telecommunication Kish Co., or TKC. During 2024 TME recorded the following revenues related to these roaming agreements: (i) €474,806 from MCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)Telefónica Germany GmbH & Co. OHG, or TG, Telefónica's 96.85% indirectly-owned subsidiary (as of December 31, 2024), has respective roaming agreements with MTCI and Irancell. During 2024 TG recorded the following revenues related to these roaming agreements: (i) no revenues from MCI and (ii) 7,467 euros euros from Irancell..
(3)Telefónica UK Ltd, or TUK, Telefónica’s former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be Telefónica’s subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, following which establishment TUK has been owned by VMO2. During 2024, TUK recorded no revenues from Taliya.
(4)Pegaso PCS S.A. de C.V., or PCS, Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2024, PCS recorded US$146 in roaming revenues from Irancell under this agreement.
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
During 2024, Telefónica Hispam ("TH") had one retail mobile phone contract with one customer identified in the list administered by OFAC as sanctioned pursuant to Executive Order 13382. During 2024, TH recorded revenues totaling 67.28 U.S. dollars related to this customer. The termination of such contract is being considered. The provision of the relevant services by TH was in compliance with applicable laws.
During 2024, TG had retail mobile phone contracts with two customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2024, TG recorded revenues totaling 1,833.87 euros related to these customers. The termination of such contracts is being considered. The provision of the relevant services by TG was in compliance with applicable laws.
In 2023, TG had retail mobile phone and internet contracts with four additional customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. Certain of these contracts have been terminated. TG did not record any revenue in 2024 related to these customers. The provision of the relevant services by TG was in compliance with applicable laws.
D.Property, Plant and Equipment
As of December 31, 2024, we had fixed and mobile operations in 2,660 properties, 1,387 of which we own, of which 102 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 124 administrative areas, eight kiosks and 292 retail stores are leased.

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
In Brazil, non-compliance with environmental rules or regulations may result in civil, administrative, or criminal liability. With respect to civil liability, Brazilian environmental laws adopt a standard of strict, unlimited, and joint liability in determining the obligation to remediate impacts caused to the environment. Furthermore, Brazilian courts may pierce the corporate veil when and if it poses an obstacle to the full recovery of environmental damages. Within the administrative sphere, companies may face penalties of up to R$50 million, operation suspension, exclusion from specific government contracts, be required to repair or provide indemnification in respect of any caused environmental liability, lose tax benefits and incentives and be at a competitive disadvantage to match the criteria assessed by sustainability indexes such as the Dow Jones Best-in-Class World Index and the B3’s Corporate Sustainability Index (ISE B3), among others.
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

The Company has an Environmental Management System (EMS) that follows the international standard ISO 14001, with third-party certification covering the main capitals and metropolitan regions since 2016. These certifications are periodically audited on a sample basis to assess the EMS’s effectiveness. Observations identified during these audit processes are addressed through the implementation of action plans, always aiming to continuously improve our processes and implement best environmental practices. Several engineering measures are proposed and implemented to mitigate potential risks, such as reducing the visual impact of facilities, modernizing equipment to lower noise emissions, and adapting structures to contain potential leakages.
Energy consumption is a critical resource for our network infrastructures, which require substantial power. To address this demand, we have implemented a Renewable Energy Plan that enabled us to achieve 100% renewable electricity usage since November 2018—12 years ahead of our initial target. To achieve this milestone, we adopted a combination of solutions, including distributed generation, free-market (FM) energy purchases, and the acquisition of renewable energy certificates with guarantees of origin.
In 2024, we reached 71 Distributed Generation plants with 72.2 MWm of installed power in operation across various regions of Brazil. At the end of the project, power generation from this modality will meet 90% of our low-voltage energy consumption, with a total installed power of 80.9 MWm from renewable sources (solar, hydro, and biogas). In 2024, we also began operating energy self-generation with four solar plants located in Janaúba, state of Minas Gerais. These plants will supply part of our medium-voltage units for a period of 15 years.
Climate change is one of the pillars of our sustainability strategy, supported by short-, medium-, and long-term objectives consolidated in our Climate Action Plan approved by the Board of Directors. Our main goal is to achieve net zero emissions by 2035 for the entire value chain. Significant progress has been made, including achieving the first objective of our Net Zero plan by reducing our greenhouse gas (GHG) emissions (Scope 1 and 2) by 90% compared to our 2015 baseline. This achievement was made possible through renewable energy purchases, which resulted in zero Scope 2 emissions on a market-based approach; the use of biofuel in our fleet; the implementation of more efficient processes through operational improvements in air conditioning equipment; and compensating for residual GHG emissions.
In 2019, we became the first telco in Latin America to announce the compensation of 100% of emissions related to our own operations using high-integrity carbon credits. These credits were selected to generate social and environmental positive impacts, including preventing deforestation in parts of the Amazon Forest and supporting forest restoration projects in Mato Grosso do Sul.
In addition to efforts related to operational emissions (Scope 1 and 2), which are linked to 5% of all our employees’ Results Participation Program (PPR) calculation, we are also working to reduce our impact beyond our borders. Considering the importance and weight of the value chain on our emissions, we structured our Carbon in the Supply Chain Program. We invited our carbon-intensive suppliers to participate and held a series of meetings and webinars to discuss climate change. The program’s objective is to encourage suppliers to measure and manage their emissions, seek alternatives to reduce them, and make a voluntary climate commitment, thus contributing to our Scope 3 reduction target.
As a result of our decarbonization achievements in Scope 1 and 2, coupled with our commitment to involving our value chain in reducing emissions, we were honored by the American Chamber of Commerce for Brazil (AMCHAM) with two awards for the cases: “Vivo Expands Climate Action for the Value Chain” and “Vivo’s Decarbonization Strategy.” Additionally, our CEO was recognized for his ESG leadership.

Environmental transparency is a crucial step toward a net-zero and positive future for nature. In 2024, we launched the second edition of our Climate Action Plan for public consultation and investor feedback, consolidating our strategy for transitioning to a low-carbon economy. Over the past years, we have been among the Brazilian companies recognized in a leadership position by CDP Climate Change, demonstrating the strength of our environmental management. Furthermore, in 2024, we were listed for the first time in the Dow Jones Best-in-Class World Index. We are also one of the leaders in the Corporate Sustainability Index of the B3 (ISE B3, Top 3).
In 2006—long before Brazil enacted the National Policy on Solid Waste (Law No. 12,305/2010) and Decree No. 10,240/2020, which regulates the mandatory reverse logistics of electronic products—we launched a pioneering initiative in the sector: the Vivo Recicle Program. This program promotes a more circular economy, fostering environmental awareness about the appropriate disposal of electronic waste across Brazil. It offers around 1,800 collection points for receiving used devices such as cell phones, tablets, headphones, chargers, and batteries.
Since its implementation, 5.28 million e-waste items have been collected, resulting in the recycling of approximately 187 tons of materials. Over the past year, the results of the Vivo Recicle Program increased more than 200%, growing from 12 tons collected and recycled in 2023 to more than 37 tons in 2024.
In 2024, we announced a new circular economy commitment: to collect 225 tons of electronic waste between 2024 and 2035, increasing by 150% the volume collected since the beginning of the Vivo Recicle Program (2006) until 2023.
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
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”
Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are driven by the following factors:
Brazilian economic environment
The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. As a Brazilian company, our results of operations and financial condition are significantly influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. While the Brazilian GDP is expected to have increased in 2024, driven by fiscal and monetary stimuli, historically low unemployment levels and a strong performance in certain economic sectors, we cannot assure that this trend will continue in the future.

Despite the approval of a new fiscal framework and some measures to increase tax revenues, higher interest rates, prospects for public expenditures growth over time and for the economy to slowdown into the future has raised uncertainty regarding Brazil’s public debt sustainability. This has contributed to higher volatility in financial asset prices and Brazil's risk premium, and a limitation in the room for the Brazilian real to strengthen.
Regarding economic growth, in 2023, fiscal incentives and a record harvest of grains were key for the Brazilian GDP to have increased 3.2% in the period. In 2024, fiscal and monetary stimuli, historically low unemployment levels and a strong performance in certain economic sectors have driven GDP, which is estimated, according to market consensus, to have grown 3.5%. The macroeconomic outlook for 2025 is clouded by high inflation, elevated interest rates and high uncertainty on global economic and geopolitical environments. The market consensus anticipates that Brazil’s GDP growth in 2025 will be lower than in 2024. Any slowdown in Brazil’s economic growth, changes in interest rates, unemployment levels, or general price stability could adversely affect our business, financial condition, and results of operations.
Brazil registered a trade balance surplus of US$ 74.6 billion in 2024, surpassing the positive result of US$ 98.9 billion in 2023. Exports decreased by 8.1%, reaching US$ 312.3 billion, while imports increased by 9.0%, totaling US$ 262.5 billion. Foreign direct investment inflows into Brazil amounted to US$ 71.1 billion in the 12 months accumulated in December 2024, compared to US$ 62.4 billion during the same period in 2023. International reserves as of December 31, 2024, stood at US$ 329.7 billion, reflecting a change from US$ 355 billion as of December 29, 2023.
The primary fiscal result posted a deficit of 0.4% of the GDP in the year ended December 31, 2024, compared to a deficit of 2.3% of the GDP in the year ended December 31, 2023, according to the central bank of Brazil. Gross public debt rose to 76.1% of the GDP as of December 31, 2024 compared to 73.8% as of December 31, 2023, according to the central bank of Brazil, underscoring challenges in managing public finances. These fiscal pressures can indirectly affect businesses through higher borrowing costs, reduced consumer purchasing power, and potential currency volatility, all of which could impact operational costs and demand for services. For companies in capital-intensive industries, such as telecommunications, the fiscal environment remains a key factor influencing strategic planning and results of operations.
Inflation and governmental measures to curb inflation
In recent years, inflation has oscillated around its target, set annually by the CMN. However, recent inflationary shocks have pushed Brazil’s inflation rate above the target in the past few years. From 2005 to 2018, the target level was 4.5%, with a tolerance interval of 2.0 percentage points until 2016, when the tolerance band was narrowed to 1.5 percentage points. The CMN subsequently lowered the target to 4.25% in 2019, with 0.25 percentage point decreases implemented annually until it reaches 3.00%. In June 2023, the CMN made the 3.00% inflation target permanent for subsequent years.
In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.3%. In 2020, inflation increased to 4.5%. In 2021, inflation continued to accelerate and reached 10.1% at the end of the year, as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices –, as well as continued depreciation of the Brazilian real. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation peaked in 2022 at multiple-year highs of 12.1% in Brazil in April 2022 (as measured by the IPCA in year-over-year terms) the highest levels since 2003 in Brazil. Accumulated inflation by the end of 2022, was 5.8% in Brazil. Accumulated inflation by the end of 2023, was 4.6% in Brazil, although it remained above the targeted level of 3.25% set by the CMN. In early 2024, inflation initially followed a downward trend and reached as low as 3.7% in April 2024. However, inflation increased again during 2024 as a result of droughts which disrupted food supplies, increases in energy prices, and the depreciation of the real. As a result, inflation reached 4.8% by the end of 2024, above the 3.00% target.

Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the IGP-DI. Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the year ended December 31, 2024 was 4.64% according to the most recent ANATEL data.
The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for 2020 through 2024:

	Inflation (%) as Measured by the IGP-DI	Inflation (%) as Measured by the IPCA	Inflation (%) as Measured by the IST
December 31, 2020	23.1	4.5	9.3
December 31, 2021	17.7	10.1	17.3
December 31, 2022	5.0	5.8	6.9
December 31, 2023	(3.3)	4.6	2.1
December 31, 2024	6.9	4.8	4.6

Source: FGV, IBGE and ANATEL.
In 2021, the Central Bank began a monetary tightening cycle in response to rising inflation, the depreciation of the real, and a perception of recovery in certain economic activities following the easing of COVID-19-related restrictions. The SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices and a depreciation of the real. In response, the Central Bank resumed tightening monetary policy, increasing the SELIC rate to 11.25% in September 2024 and to 12.25% in December 2024. These adjustments reflect the Central Bank’s efforts to balance inflation control with economic stability. As of the date of this annual report, the SELIC rate is 13.25%.
Periods of higher inflation coupled with higher interest rates and other measures to combat inflation may lead to reduced demand for our products. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to customers and could adversely affect our operating margins and operating income. In addition, inflation affects our financial liquidity and financial capital resources primarily by exposing us to variations in our floating-rate loans. Higher interest rates may also impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand. On the other hand, we have generally been able to pass through price increases, mostly in line with inflation, to our customer base, partially offsetting the negative effects.
Although we are not able at this time to predict the extent to which these events may have a material, or any, effect on our financial or operational results in future periods, we could be negatively impacted if economic conditions decline further and remain volatile.

Geopolitical developments
The conflict between Russia and Ukraine led to disruptions in the global markets for various commodities, particularly fuel, certain crop commodities and fertilizers. Many Western countries have adopted sanctions on a number of Russian and/or Belarussian companies and individuals, including persons affiliated with Russian and/or Belarussian government leadership, and have also restricted trade in various commodities, including fertilizers, causing changes in global trade flows as both manufacturers and customers react to the changing regulatory landscape. The conflict between Israel and Hamas has also stoked fears about a broader war in the Middle East and the impact this could have on the global economy generally and oil markets in particular.
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
Foreign exchange rates
The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2022, there was significant volatility in the R$/US$ exchange rate, which fluctuated within a wide band that ranged from R$4.6175 to R$5.7042 per US$1.00 as a result of ongoing economic and political uncertainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.2177 per US$1.00. In 2023, the R$/US$ exchange rate experienced another year of significant volatility as it fluctuated between R$4.7202 to R$5.4459 per US$ 1.00. As of December 31, 2023 the exchange rate was R$4.8413 per US$1.00. The exchange rate experienced another period of high volatility in 2024 driven by international factors (such as the conduct of monetary policies in developed economies and the geopolitical tensions) and domestic issues, which caused the exchange rate to fluctuate between R$4.8543 to R$6.1923 per US$1.00. In 2025, through the date of this annual report, the real appreciated against the U.S. dollar. As of February 26, 2025, the exchange rate was R$5.813 per US$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets. In 2023, as inflationary pressures of 2022 decreased, the Central Bank began to reduce the SELIC rate from 13.75% (the highest level seen since the end of 2016) to 10.50% in May 2024. Depreciation of the real due to international and domestic issues combined with inflationary pressures due to the effect of adverse climate events on food and energy supplies led the Central Bank to resume a monetary tightening cycle in September 2024, which pushed the SELIC rate up to 12.25% by the end of 2024. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations, as volatility of the Brazilian real against the U.S. dollar may in any case affect the purchasing power of Brazilian consumers and cause a negative impact on the ability of our customers to pay for our telecommunications services.
Sources of Revenue
The breakdown of our gross operating revenue is presented net of discounts. In addition, we categorize our revenue according to the following groups:
•Exploitation of telecommunications services;
•Development of activities necessary or useful to the execution of these services, in conformity with the concessions, authorizations and permissions granted thereto;
•exploitation of value added services, including the provision, without definitive assignment, of audio, video, image and text, applications and similar contents;
•Exploitation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar activities; (iii) information technology; (iv) information and communications security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire and others; and
•Licensing and sub-licensing of software of any nature.

Results of Operations
The following table sets forth certain components of our net income for each year ended December 31, 2024, 2023 and 2022, as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2024	2023	2022	2024-2023	2023-2022
	(in millions of reais)
Net operating revenue	55,845.0	52,100.1	48,041.2	7.2%	8.4%
Cost of sales	(31,352.1)	(29,415.4)	(27,431.7)	6.6%	7.2%
Gross profit	24,492.9	22,684.7	20,609.5	8.0%	10.1%

Operating (expenses) income	(15,819.4)	(14,766.9)	(14,011.6)	7.1%	5.4%
Selling expenses	(12,953.8)	(12,439.2)	(11,839.1)	4.1%	5.1%
General and administrative expenses	(3,205.0)	(2,957.3)	(2,737.6)	8.4%	8.0%
Other net operating income, net	343.8	640.3	588.9	(46.3%)	8.7%
Share of net profit of joint ventures accounted for using the equity method	(4.4)	(10.7)	(23.7)	(58.9%)	(54.9%)
Operating income	8,673.5	7,917.8	6,597.9	9.5%	20.0%

Financial expenses, net	(1,909.7)	(2,343.9)	(1,766.3)	(18.5%)	32.7%
Income before taxes	6,763.8	5,573.9	4,831.6	21.3%	15.4%
Income and social contribution taxes	(1,206.5)	(533.9)	(773.7)	126.0%	(31.0%)

Net income for the year	5,557.3	5,040.0	4,057.9	10.3%	24.2%

Net income attributable to:
Controlling shareholding	5,547.9	5,029.4	4,085.0	10.3%	23.1%
Non-controlling shareholders	9.4	10.6	(27.1)	(11.3%)	(139.1%)
Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Gross operating revenue
Our gross operating revenue increased by R$5,542.9 million, or 7.8%, to R$76,772.4 million in 2024 from R$71,229.5 million in 2023. Our gross services revenues increased by R$5.203,5 million, or 8.2%, to R$68,930.9 million in 2024 from R$63,727.4 million in 2023, mainly driven by the growth of revenues related to mobile services, FTTH and Corporate Data, ICT, and Digital Services. In turn, our gross sale of goods revenue increased by 4.5% to R$7,841.5 million in 2024 from R$7,502.1 million in 2023, boosted by the sale of a broad range of electronics, 5G smartphones and accessories.

The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change %
	2024	2023	2024-2023
	(in millions of reais)
Gross operating revenue	76,772.4	71,229.5	7.8%
Services(1)	68,930.9	63,727.4	8.2%
Sale of goods(2)	7,841.5	7,502.1	4.5%

Deductions from gross operating revenue	(20,927.4)	(19,129.4)	9.4%
Taxes	(11,011.5)	(10,654.7)	3.3%
Services	(9,585.4)	(9,078.8)	5.6%
Sale of goods	(1,426.1)	(1,575.9)	(9.5)%

Discounts granted and return of goods	(9,915.9)	(8,474.7)	17.0%
Services	(7,594.1)	(6,373.3)	19.2%
Sale of goods	(2,321.8)	(2,101.4)	10.5%

Net operating revenues	55,845.0	52,100.1	7.2%
Services	51,751.4	48,275.3	7.2%
Sale of goods	4,093.6	3,824.8	7.0%

(1)These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)These include sale of goods (handsets, sim cards and accessories) and Vivo Tech equipment.
Net operating revenue
Net operating revenue increased by R$3,744.9 million, or 7.2%, to R$55,845.0 million in 2024 from R$52,100.1 million in 2023, as both our revenues from services and sale of goods grew above the inflation rates registered in the period (IPCA of 4.8% in 2024) at rates of 7.2% and 7.0%, respectively, when compared to 2023, respectively. Our services revenue, which increased from R$48,275.3 million in 2023 to R$51,751.4 million in 2024, was benefited by the strong performance of the mobile business, mainly in postpaid services, due to the growth in our customer base, reduction in churn and annual price adjustments. In addition, our fixed revenues (FTTH, Corporate Data, ICT and Digital Service, and other fixed revenues) grew 4.3%, from R$15,431.6 million in 2023 to R$16,093.0 million in 2024, primarily due to the continued evolution of revenues coming from the sale of FTTH broadband and ICT & Digital Services to companies. As for revenues from the sale of goods, which grew from R$3,824.8 million in 2023 to R$4,093.6 million in 2024, such performance was mainly impacted by the increased demand for 5G smartphones and accessories, combined with the broad range of electronics that composes our portfolio.

Cost of sales
Cost of sales increased by R$1,936.7 million, or 6.6%, to R$31,352.1 million in 2024 from R$29,415.4 million in 2023. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2024	2023	2024-2023
	(in millions of reais)
Cost of goods sold	(4,468.0)	(4,301.1)	3.9%
Depreciation and amortization	(11,713.1)	(10,997.7)	6.5%
Third-party services and other	(10,391.6)	(9,512.3)	9.2%
Rental, insurance, condominium and connection means	(1,383.8)	(1,241.6)	11.5%
Personnel	(1,366.5)	(1,302.5)	4.9%
Taxes, charges and contributions	(2,029.1)	(2,060.2)	(1.5%)
Cost of sales	(31,352.1)	(29,415.4)	6.6%
Cost of Goods Sold: Cost of goods sold increased by R$166.9 million, or 3.9%, to R$4,468.0 million in 2024 from R$4,301.1 million in 2023, mainly due to the increased sale of handsets and ICT equipment, combined with the broad range of electronics that composes our portfolio, corresponding to an increase in the sale of goods revenue line.
Depreciation and Amortization: Costs related to depreciation and amortization increased by R$715.4 million, or 6.5%, to R$11,713.1 million in 2024 from R$10,997.7 million in 2023, resulting from the review of useful life of legacy technologies equipment.
Third-Party Services and Other: Costs related to outside services and other increased by R$879.3 million, or 9.2%, to R$10,391.6 million in 2024 from R$9,512.3 million in 2023, primarily due to costs related to third-party services, associated with the expansion of our Corporate Data & ICT revenue.
Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means increased by R$142.2 million, or 11.5%, to R$1,383.8 million in 2024 from R$1,241.6 million in 2023, due to higher costs associated with network expansion.
Personnel: Personnel expenses increased by R$64.0 million, or 4.9%, to R$1,366.5 million in 2024 from R$1,302.5 million in 2023, driven by annual wage and benefits readjustments.
Taxes, Charges and Contributions: Taxes, charges and contributions remained relatively stable, decreasing R$31.1 million, or 1.5%, to R$2,029.1 million in 2024 from R$2,060.2 million in 2023, primarily due to lower regulatory fees.

Operating (expenses) income
Operating (expenses) income increased by R$1,058.8 million, or 7.2%, to R$15,815.0 million in 2024 from R$14,756.2 million in 2023. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2024	2023	2024-2023
	(in millions of reais)
Selling expenses	(12,953.8)	(12,439.2)	4.1%
General and administrative expenses	(3,205.0)	(2,957.3)	8.4%
Other operating income (expenses), net	343.8	640.3	(46.3%)
Total	(15,815.0)	(14,756.2)	7.2%
Selling Expenses: Our selling expenses increased by R$514.6 million, or 4.1%, to R$12,953.8 million in 2024 from R$12,439.2 million in 2023, mainly due to costs with third-party services related to the increased commercial activity as well as personnel-related expenditures resulting from annual wage and benefits readjustments and higher costs with variable compensation.
General and Administrative Expenses: Our general and administrative expenses increased by R$247.7 million, or 8.4%, to R$3,205.0 million in 2024 from R$2,957.3 million in 2023, mainly due to greater expenses with systems development, licenses and software, and consultancy firms as well as increased personnel-related expenditures.
Other Operating Income (Expenses), Net: Other operating income, net decreased by R$296.5 million, or 46.3%, to an income of R$343.8 million in 2024 from an income of R$640.3 million in 2023, due to the positive effects recorded in 2023 that did not repeat in 2024: (i) R$244.2 million of income related to the post-acquisition price adjustment from the acquisition of Oi assets; and (ii) R$260.2 related to the net gain from the negotiation of rental tower contracts. These effects were partially offset by the reversal of regulatory contingencies resulting from the migration process of our fixed voice concession to authorization, which had a positive impact of R$386.4 million on the operating result in 2024.
Financial income (expenses), net
In 2024, our financial expense, net amounted to R$1,909.7 million, a decrease of R$434.2 million, or 18.5%, from an expense of R$2,343.9 million in 2023, mainly due to the reversal of monetary updates on provisions related to the migration of fixed-line voice concession to an authorization regime in 2024, as well as lower level of revenue from monetary update in 2023.
Income and social contribution taxes
We recorded an expense from income and social contribution taxes in the amount of R$1,206.5 million in 2024, compared to an expense of R$533.9 million in 2023 — an increase of R$672.6 million, or 126.0%. This was primarily due to (i) the recognition, in 2023, of R$320.7 million relating to deductible temporary differences arising from the Garliava acquisition, and (ii) a lower benefit from SELIC-based adjustments to undue tax debts compared to the previous year. As a result, in 2024, our effective rate of income and social contribution taxes amounted to 17.8%, an increase of 8.2 p.p. as compared to 9.6% in 2023.
Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” of our annual report on Form 20-F for the year ended December 31, 2023.

B.Liquidity and Capital Resources
General
We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2024, we had R$6.7 billion in cash and cash equivalents. We do not have any material unused sources of liquidity. Our principal cash requirements include:
•the servicing of our indebtedness;
•capital expenditures; and
•the payment of dividends.
Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.
Sources of Funds
Our cash flow from operations was R$19.9 billion in 2024, an increase of R$1.1 billion, or 5.8%, compared to R$18.8 billion in 2023. In addition to stronger business performance driving cash flow growth, operating cash flow also benefited from a reduction in accounts receivable and an increase in accounts payable, reflecting improved performance and better management of payment terms.
For a discussion of our sources of funds for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2023.
Uses of Funds
Our cash flow used in investing activities was R$8.9 billion in 2024, an increase of R$1.1 billion, or 13.5%, compared to R$7.9 billion in 2023. This increase was primarily driven by higher investments related to the expansion of our 5G network.
Our cash flow used in financing activities recorded an outflow of R$8.6 billion in 2024, a decrease of R$0.2 billion, or 2.5%, compared to R$8.8 billion in 2023. This reduction was mainly due to lower debt repayments, partially offset by higher lease payments under IFRS 16, as well as share buybacks and capital reductions.
For a discussion of our uses of funds for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2022.
Indebtedness
As of December 31, 2024, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
Finance leases (1)	BRL	—	2056	15,246.6
Debentures 5th issue - First Series	BRL	CDI rate + 1.12% p.a.	2025	1,695.2
Debentures 5th issue - Second Series	BRL	CDI rate + 1.35% p.a.	2027	2,000.0
5G License	BRL	SELIC rate / IGP-DI	2040	1,005.0
Acquisition - M&A VSS	BRL	SELIC rate	2029	3.6
Acquisition - M&A VITA IT	BRL	IPCA	2027	63.6
Acquisition - M&A IPNET	BRL	SELIC rate/IPCA	2029	166.2
Tax amnesty programs (2)	BRL	SELIC rate	2029	444.4
Financial institutions	BRL	CDI rate + 2.92% p.a.	2026	4.9
Other creditors (3)	BRL	CDI rate + 3.75% p.a.	2025	68.1
Intercompany loan (4)	EUR	Six-month EURIBOR + 2.4% p.a.	2027	49.0
Total debt				20,746.5
Current				6,448.0
Noncurrent				14,298.6

(1)Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.
(2)Refers to (i) the State of São Paulo Amnesty Program (Law No. 17,843/2023), which allows for the settlement of ICMS debts with reductions in interest and principal for eligible taxpayers, and (ii) the State of Paraná Amnesty Program (Law No. 20,946/2021), which provides similar debt settlement benefits, including reductions in fines and interest. For more information, please see note 20.c.1 to our audited consolidated financial statements included elsewhere in this annual report.
(3)Refers to the investments made by Polígono in Vivo Money in 2023. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Launch of Vivo Money Credit Rights Investment Funds (FIDCs).”
(4)On September 26, 2024, the Company's subsidiary, CloudCo Brasil, entered into a loan agreement with TCCT, a Telefónica Group company, for an amount of €7.4 million (equivalent to R$45.0 million). This loan provides CloudCo Brasil with the financial capacity to fulfill its obligations related to the acquisition of IPNET. The principal amount will be adjusted daily until full repayment, based on the six-month Euro Interbank Offered rate, or the EURIBOR rate, plus 240 basis points per year, from the date the funds are made available until the date of repayment. Interest payments will be made semi-annually, beginning on March 27, 2025, while the principal will be repaid on September 27, 2027. To mitigate risk exposure, a swap contract was executed to hedge against exchange rate fluctuations and convert the fixed interest into CDI rate + 1.795% per year. As of December 31, 2024, the outstanding loan balance was R$49.0 million.
Interest and principal payments on our indebtedness as of December 31, 2024 due in 2025 totaled R$6,448 million, in comparison to R$4,475.7 million as of December 31, 2023.
As of December 31, 2024, our debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance - ESG) performance, classifying them as “sustainability-linked”, under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.
These agreements contain certain standard restrictive clauses. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; or (ii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors. As of December 31, 2024, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.
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
For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Tabular Disclosures of Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments as of December 31, 2024 were as follows:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of reais, as of December 31, 2024)
Contractual obligations:
Loans, financing and leases (1)	15,251.5	4,523.0	6,004.7	3,231.4	1,492.4
Debentures	3,695.2	1,695.2	2,000.0	—	—
Derivatives	98.2	0.9	—	—	97.3
5G License and cash obligations	1,005.0	62.8	125.6	125.6	690.9
Other creditors (2)	68.1	9.5	45.4	13.2	—
Acquisition - M&A VSS	3.6	—	—	3.6	—
Acquisition - M&A VITA IT	63.6	22.3	41.3	—	—
Acquisition - M&A IPNET	166.2	3.9	41.6	120.7	—
Tax amnesty programs (2)	444.4	130.6	183.6	130.2	—
Intercompany loan (2)	49.0	0.7	48.3	—	—
Pension and other post-retirement benefits	728.6	31.2	9.2	9.7	678.5
Total contractual obligations	21,573.3	6,480.0	8,499.7	3,634.5	2,959.1
Trade accounts payable	9,230.6	9,230.6	—	—	—
Total trade payables	9,230.6	9,230.6	—	—	—

(1)Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites. See note 21 of our audited consolidated financial statements included elsewhere in this annual report.
(2)For more information, see “—Indebtedness” above.

Long-Term Debt – Loans, financing, leases and debentures

Amount
(in millions of reais, as of December 31, 2024)
Year ending December 31
2026	3,484.5
2027	4,520.2
2028	1,896.1
2029	1,335.3
2030 onwards	1,492.4
Total	12,728.5
Our contractual commitments as of December 31, 2024 were as follows:

Amount
(in millions of reais, as of December 31, 2024)

2025	1,028,612
2026	725,975
2027	377,729
2028	311,759
2029	282,834
2030 onwards	370,706
Total(1)(2)	3,097,615

(1)Includes R$154.4 million, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefônica Group.
(2)Unrecognized contractual commitments arising from the purchase of goods and services. The amount presented above represents the total consolidated nominal values equivalent to the full contract period. See note 34(a) to our audited consolidated financial statements included elsewhere in this annual report.
Our guarantees as of December 31, 2024 were as follows:

Amount
(in millions of reais, as of December 31, 2024)

Insurance of guarantee(1)	29,357.3
Letters of guarantee	5,982.0
Judicial deposits and garnishments	3,003.7
Property and equipment	29.4
Financial investments in guarantee of lawsuits	42.6
Total(2)	38,415.0

(1)    These refer to insurance amounts contracted to ensure the continuity of legal proceedings. For more information, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.
(2)    Guarantees for several commitments with ANATEL, suppliers and legal proceedings. For more information, see notes 4, 10, 13.f and 34(b) to our audited consolidated financial statements included elsewhere in this annual report.
For more information, see notes 21 and 34 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Expenditures and Payment of Dividends
Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment, additions to intangible assets, including licenses and excluding leases (IFRS 16) which totaled R$9.2 billion, R$9.0 billion and R$9.7 billion for the years ended December 31, 2024, 2023 and 2022, respectively. These expenditures relate primarily to the expansion of our network.
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
We may also make additional distributions in the case that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$3.1 billion, R$3.4 billion and R$5.1 billion in 2024, 2023 and 2022, respectively.
Our management expects to meet 2025 capital requirements primarily from cash provided from our operations. Net cash provided by operations was R$19.9 billion, R$18.8 billion and R$18.9 billion in 2024, 2023 and 2022, respectively.
Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2024 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”
Accounting Pronouncements
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2023.

New IFRS pronouncements, issues, amendments and interpretations of the IASB
The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company does not anticipate the early adoption for the year ended December 31, 2024 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7: On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income. Effective for annual periods beginning on or after 1 January 2026.
•IFRS 18: Presentation and Disclosure in Financial Statements: In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. In addition, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.
The standard also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and the notes.
In addition, narrow-scope changes have been made to IAS 7 (equivalent to IFRS 18: Presentation and Disclosure in Financial Statements), which include changing the starting point for determining cash flows from operations using the indirect method, from “profit or loss for the period” to “operating profit or loss” and removing the optionality for classifying cash flows from dividends and interest.
IFRS 18 and the amendments to the other standards will come into effect for reporting periods beginning on or after January 1, 2027, with early application permitted and required to be disclosed, although in Brazil early adoption is not permitted. IFRS 18 will be applied retrospectively. The Company is currently working to identify all the impacts that the amendments will have on the primary financial statements and explanatory notes to the financial statements.
•IFRS 19: Subsidiaries without Public Accountability: Disclosures: In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards. The Company is currently working to identify all the impacts that the amendments will have on the primary financial statements and explanatory notes to the financial statements.

IFRS 19 will be effective for reporting periods beginning on or after 1 January 2027, with early application permitted and required to be disclosed, although in Brazil early adoption is not permitted.
•Amendments to IAS 21 - Lack of Exchangeability: In August 2023, the IASB amended IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements, adding new requirements aimed at helping entities determine whether a currency is convertible into another currency and, when it is not, the spot exchange rate to be used. Prior to these amendments, IAS 21 only established the exchange rate to be used when the lack of convertibility was temporary. This amendment is effective as of January 1, 2025. The Company does not expect these amendments to have a material impact on its operations or financial statements.
C.Research and Development, Patents and Licenses
Research and Development
We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features to offer new services such as health care, fintech and connected home .
The table below presents our investments in the research and development, including investments in the updating and modernization of systems to support the launch of new products and services, for each of the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of reais)
Development and Innovation (business incubator and tests)	25.8	57.9	59.4
Patents and Licenses
Our principal intellectual property assets include:
•permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;
•our commercial brands in Brazil, “Vivo”, and sub-brands such as “Vivo Fibra”, “Vivo Total”, “Vivo Pós”, “Vivo 5G“, “Vivo Controle”, “Vivo Pré”, “Vivo Play”, “Vivo Easy”, “Vivo Pay”, “Vivo Empresas”, “Vivo Agro”, “Vivo Ventures”, "Vivo Casa Inteligente" and "Velvet";
•the figurative trademark "Vivinho";
•the trademark “Aura”, which is Vivo’s Artificial Intelligence;
•permission to use the trademark “Terra”, which provides media and digital services;
•“Atma”, Vivo's brand for a meditation app;
•“Ovvi” Vivo's brand for accessories;
•“Vale Saúde Sempre”, Telefônica's brand, which, through a monthly subscription, offers various health services to consumers in a cheap and accessible way;
•“Vivae”, a brand of the joint venture between Telefônica/Vivo and the Educational Group Ânima that offers professional courses; and
•"Gud Energia", a brand of the joint venture between Telefônica/Vivo and Auren Energia for energy commercialization for the B2B market.

In September 2016 and December 2024, the Brazilian Trademark Office recognized the “Vivo” trademark and the “Vivinho” figurative trademark, respectively, as “high reputation” trademarks and therefore protected in all branches of activities within Brazilian territory.
In 2024, Telefônica’s commercial brand, Vivo, ranked tenth among the most valuable brands in Brazil, according to the Interbrand ranking, accumulating a brand value of R$3 billion.
D.Trend Information
Reliable and ever-expanding high-speed connectivity will continue to gain relevance as consumers’ digital habits evolve and organizations progress in their digitalization journeys. Beyond technical excellence, customer experience will remain a major differentiator, with increasing adoption of artificial intelligence in customer services. Additionally, we believe Brazilian consumers will become more selective with their brand choices, challenging corporations to adopt an ESG-conscious agenda.
The demand for ultra-broadband connectivity will continue to increase, notably driven by fiber in small cities. On the other hand, a more mature fiber market with higher penetration and fewer underserved areas will increase market competitiveness, likely accelerating consolidation in the medium term. Furthermore, the high cost of capital should continue to slow the growth pace of regional ISPs, especially those supported by private equity funds, leading these players to seek different strategic approaches to sustain growth.
Brazil’s main operators have launched 5G in all state capitals and major cities, with 5G coverage already reaching half of Brazil’s population. 5G adoption should continue to grow as device availability and affordability improve. 5G also marks the entry of new regional players into the mobile market in Brazil, which began launching their operations in early 2024. Vivo will continue expanding its 5G coverage, delivering the best speed and quality mix across the country, while also ensuring 4G and 4.5G availability to all its customers. This will lay the groundwork for future legacy network switch-offs, always focusing on enhancing Vivo’s unmatched user experience.
As consumers become more sophisticated in their digital habits, services beyond connectivity will gain relevance. Companies will leverage digitalization to broaden their service portfolios and offer more solutions, focusing on strengthening customer relationships and ultimately increasing revenue per user. Vivo will continue investing in digital services and innovative value propositions as a growth strategy, developing its digital platforms in education, healthcare, financial services, consumer electronics, and smart homes. Additionally, Vivo will leverage new partnerships and open innovation initiatives through Wayra and Vivo Ventures, entering promising new verticals like energy and strengthening its path to creating the leading B2C digital ecosystem in Brazil.
In the B2B segment, digitization efforts will remain a top priority for CEOs, driving demand for better connectivity services and creating more opportunities for Professional & Managed Services in Cloud, Cybersecurity, IoT, and Big Data. Operators now have the technical capabilities to monetize their networks as open platforms. In line with this trend, Vivo has partnered with Brazilian operators to launch the Open Gateway initiative, transforming networks into developer-ready platforms, simplifying the development of cross-operator solutions, and boosting the offset of a new generation of digital services.
Customer experience will continue to play a fundamental role in differentiating operators, with generative AI opening a new competitive playing field. Vivo is committed to providing its customers with the best experiences in the market by leveraging the potential of generative AI to create more engaging and seamless experiences in the Vivo App.

On the ESG front, companies are expected to adopt more conscious agendas to foster trust among critical stakeholders, such as customers and investors. Vivo will remain positioned as an intersectoral reference in Brazil, operating in line with the United Nations’ Sustainable Development Goals and advancing towards becoming a Net Zero company by 2035, five years earlier than initially planned. To foster innovation and sustainable business growth, we will continue our journey of attracting and retaining the best talent in the market in an inclusive and diverse environment, always supported by a contemporary brand connected to key social themes.
In this context, we believe we are well-positioned to strengthen our leadership. Our strategic pillars, guided by Telefonica Group’s key drivers—Growth, Profitability, and Sustainability—will enable us to achieve our purpose of advancing digitalization to bring people together (“Digitalizar para Aproximar”).
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
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes to our audited consolidated financial statements included elsewhere in this annual report: 1.c) corporate events in 2024; 5.b) trade accounts receivable; 8.b) income and social contribution taxes; 13.b) property and equipment; 14.b) intangible assets; 20.b) provision and contingencies; 21.b) Loans and financing, debentures, leases and other creditors; 31.b) pension plans and other post-employment benefits; and 32.b) financial instruments and risk and capital management.

Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
We are managed by a Board of Directors (Conselho de Administração) and a board of executive officers (Diretoria).
Board of Directors
According to our bylaws, our Board of Directors may comprise a minimum of five and a maximum of 17 members, who are elected and dismissed by our shareholders’ at a shareholders’ meeting, and serve for a term of three years with the possibility of re-election.
The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. Their term will last until the annual shareholders’ meeting scheduled to take place in April 2025.
The following are the current members of the Board of Directors:

Name	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 26, 2022
Alfredo Arahuetes García	Director	April 26, 2022
Ana Theresa Masetti Borsari	Director	April 26, 2022
Andrea Capelo Pinheiro	Director	April 26, 2022
Christian Mauad Gebara	Director	April 26, 2022
Denise Soares dos Santos	Director	January 31, 2023
Francisco Javier de Paz Mancho	Director	April 26, 2022
Ignácio Moreno Martínez	Director	April 26, 2022
Jordi Gual Solé	Director	April 26, 2022
José Maria Del Rey Osorio	Director	April 26, 2022
Juan Carlos Ros Brugueras	Director	April 26, 2022
Solange Sobral Targa	Director	April 26, 2022
Below are brief biographies of our directors:
Eduardo Navarro de Carvalho is 62 years old and serves as Chairman of our Board of Directors, Chairman of our Nominations, Compensation and Corporate Governance Committee and member of our Quality and Sustainability Committee. He is also Chief of Corporate Affairs and Sustainability Officer of Telefónica (since September/2021); member of the Executive Committee of Telefónica (since September/2021) and Patrono Nato of Fundación Telefónica (since September/2012). Mr. Navarro was Chief of Strategy and Corporate Affairs Officer of Telefónica (February/2020 – September/2021) and Communications, Corporate Business, Trademark and Sustainability Officer of Telefónica (January/2019 – February/2020). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Alfredo Arahuetes García is 69 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a Full Professor of Economics at the Business and Tech School of the Alfonso X El Sabio University of Madrid (since September/2022) and member of the Academic Council of the Water Economy Forum – Universidade de Alcalá de Henares e Universidade de Granada (Spain), educational sector (since February/2016). Mr. Arahuetes García was also a Full Professor of Applied Economics at the Department of Economics, Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (January/2019 – August/2022); Deputy Director of the Latin America Chair of Faculdade de Ciências Econômicas e Empresariais (ICADE) – Universidade Pontificia Comillas (Madrid, Spain) (February/2020 - August/2022); Senior researcher of Real Instituto Elcano (Madrid, Spain) (January/2012 – June/2022); and member of the Scientific Council on the Real Instituto Elcano (Madrid, Spain), education and research sector (January/2012 – February/2020). Mr. Arahuetes García holds a degree in Law from the University of Deusto/Bilbao, España; and a degree in Business and Economic Sciences from the Universidade Pontificia Comillas of Madrid, España; a postgraduate degree (masters) in General Planning and Economic Politics, Economic Commission for Latin America and the Caribbean – Instituto Latinoamericano de Planificación Económica y Social (CEPALILPES)/Santiago de Chile, Chile; postgraduate in Economy from Universidade Estadual de Campinas, Unicamp/São Paulo, Brasil; doctorate in Business and Economic Sciences from Universidade Pontificia Comillas/Madrid, España.
Ana Theresa Masetti Borsari is 53 years old and serves as a member of our Board of Directors and a member of our Nominations, Compensation and Corporate Governance Committee. She oversees the European Pre-owned Sales & Operations for the Stellantis Group (Peugeot, Citroen, Fiat, Jeep, RAM) (since Feb/2024). She was also General Manager of Peugeot Citroen Automóveis do Brasil (Peugeot, Citroën e DS – Groupe PSA) (October 2015 – April 2021). She holds a Law degree and a Masters’ degree from Universidade de São Paulo.
Andrea Capelo Pinheiro is 58 years old and serves as a member of our Board of Directors and Chairman of our Quality and Sustainability Committee. She is also an ambassador of Endeavor (since September/2019); a founding member of the Fundo Dona de Mim (since September/2021) and officer of Fundação Bienal de São Paulo (since January/2019). Mrs. Pinheiro was (i) Risk Director at BR Partners (September 2013 to April 2021); (ii) founder and COO of BR Partners (January/2010 – April/2021); and (iii) Advisor of Associação Brasileira de Bancos (ABBC) (May/2019 – April/2021). She holds a degree in Business Management from Fundação Armando Alvares Penteado (FAAP) and MBA in Business Management, focusing in Finances from Stern School of Business, University of New York (USA).
Christian Mauad Gebara is 52 years old and serves as our Chief Executive Officer and member of our Board of Directors. He is also CEO of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since January/2019), Pop Internet Ltda. (since January/2019), Terra Networks Brasil Ltda. (since January/2019), and Telefônica Infraestrutura e Segurança Ltda. (since September/2019). He is Chairman of the Board of Trustees of Fundação Telefônica (since November/2022), member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since July/2022) and 1st Vice President of the Board of Executive Officer of Conexis, formerly known as SindiTelebrasil (since July/2019). He was President of SP Telecomunicações Participações Ltda. (January/2019 – October/2022); Chairman of the Board of Directors of Telefônica Factoring Ltda. (March/2019 – September/2022) and CEO of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its merge into the Company). He graduated in management from the Fundação Getúlio Vargas in São Paulo and has an MBA from the Graduate School of Business at Stanford University.

Denise Santos is 56 years old and serves as a member of our Board of Directors. Mrs. Santos is CEO of Hospital Beneficência Portuguesa de São Paulo (since April/2013) and member of the Pro-bono Advisory Board of GK Ventures (since March/2021). She was (i) General Manager of the Transmission Networks Division at Siemens (October/2000 to October/2002); (ii) General Manager of Operations for Mobile Networks at Siemens (October/2002 to October/2004); (iii) General Director of the Mobile Telephony Division at Siemens (May/2004 to December/2005); and (iv) CEO of BenQ (formerly Siemens Mobile) (January/2006 to January/2008). Mrs. Santos holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial de São Paulo – FEI and Business Administration from Fundação Getúlio Vargas – FGV and an MBA from São Paulo Business School / University of Toronto and an Executive Learning Program from Babson University.
Francisco Javier de Paz Mancho is 66 years old and serves as a member of our Board of Directors and member of our Nominations, Compensation and Corporate Governance Committee. Mr. de Paz is also a member of the Board of Directors of Telefónica S.A. (since December/2007), Telefónica Audiovisual Digital, S.L.U. (since May/2021), and member of the Advisory Board of Telefónica de España (since May/2021) and Telefónica Hispanoamérica (since May/2021). He was Chairman of the Board of Directors of Telefónica Ingeniería de Seguridad S.A. (July/2016 – December/2021), member of the Board of Directors of Telefónica Móviles Argentina S.A. (April/2018 – April/2021), Pegaso PCS, S.A. of C.V. (September/2020 – May/2021) and Telefónica Móviles México, S.A. (September/2016 – August/2020). Mr. de Paz holds degrees in Information and Publicity and a Senior Business Management Program (PADE) from IESE (Universidad de Navarra).
Ignácio Moreno Martínez is 67 years old and serves as a member of our Board of Directors. He is also a member of Consejo Asesor Telefónica de España (since 2022); Chairman of the Board of Directors (since October/2012) and member of the Compensation, Nominations and Sustainability Committee (since January 2018) of Metrovacesa S.A; Member of the Board of Alquiler de Maquinaria S.A. (since September/2019); member of the Board of Directors of Roadis Transportation Holdings SLU (since November/2018); and Senior consultant of PJT Partner for Spain (Banca de Inversión) (since May/2019). Mr. Martínez holds a degree in Economics and Business Studies from University of Bilbao and a MBA from INSEAD.
Jordi Gual Solé is 67 years old and serves as a member of our Board of Directors. He is the chairman of the Board of Directors of VidaCaixa (since April/2021); consultant/researcher in telecommunications and information technology as Professor of Economics of IESE Business School (since April/1987); member of the Advisory Board of Telefónica España (since March/2022); member of the Patronage of CEDE Foundation (since September/2016); member of the Patronage of Institución Cultural del CIC (since 2014); Research Fellow at the Centre for Economic Policy Research (CEPR), London (since March 1989); “SUERF Fellow” of The European Money and Finance Forum (since September/2021); member of the Advisory Board of Instituto Español de Analistas Financieros (since January/2022) and Telecommunications Consultant associated with OXERA Consulting LLP, Londres (since March/2022). He was a member of the Board of Directors of Telefónica S.A. (January/2018 – December/2021); of Erste Group Bank (May/2017 – December/2021); chairman of the Board of Directors of CaixaBank (June/2016 – March/2021); chairman of the Patronage FEDEA (June/2016 – June/2021); member of the Executive Committee of CEPR, London (June/2006 to June/2016). He holds a degree in Economics and Business Sciences from Universidad de Barcelona (1979) and a PhD in Economics from University of California at Berkeley (1987).
José María Del Rey Osorio is 73 years old and serves as a member of our Board of Directors and member of our Control and Audit Committee. He is also a member of the Comision de Auditoria y Control and del Directorio of Telefónica del Perú (since April/2018 and March/2018, respectively). He holds a degree in Economy and Business Administration from the Universidad Autónoma de Madrid.
Juan Carlos Ros Brugueras is 63 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also a partner at the Spanish Law Firm Brugueras & García-Bragado (since 2013) and a member of the Advisory Board of Telefónica Hispam (since June/2021). He holds a degree in Law from the University of Barcelona and is a member of the Barcelona Bar since 1985.

Solange Sobral Targa is 52 years old and serves as a member of our Board of Directors, member of our Quality and Sustainability Committee and representative of Digital Security subjects in our Board of Directors. Mrs. Targa is also member of the Board of Directors and member of the Sustainability and Regulation Committee of Telefónica S.A. (since December/2023); Executive Vice President Partner at CI&T (since June/2018); co-leader of CI&T’s ESG Committee (since December/2020); member of the Advisory Board of WCD Brasil – Women Corporate Directors (since March/2022); columnist for Meio&Mensagem (since September/2020); member of the Advisory Board with Brazilian Chambers in the UK (since September/2023) and member of the Board of Directors of Bienal de São Paulo (since December/2023). She was an independent member of the Board of Directors of Unidas (February 2021 – June 2022); member of Itaú’s Diversity Advisory Committee (May/2021 – November/2023) and member of the Advisory Board of the Regional Chapter (Campinas) of Conscious Capitalism Brazil (May/2021 – December/2023). Mrs. Targa graduated in Computer Science from UFSCAR – Universidade Federal de São Carlos and has a Master’s in Computer Science from UNICAMP – Universidade de Campinas.
There is no family relationship between any of the directors named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any director referred to above was selected as such.
Board of Executive Officers
According to our Bylaws, the Board of Executive Officers consists of at least three and no more than 15 members, who may or may not be our shareholders, must be resident in the country, are appointed by our Board of Directors for a period of three years, may be reelected, and who may remain in office until reappointed or replaced. Our Board of Executive Officers is responsible for our day-to-day management and for representing us in our business with third parties. Any of our Executive Officers may be removed at any time by a decision of the Board of Directors.
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

Below are brief biographies of our executive officers:
For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.
Breno Rodrigo Pacheco de Oliveira is 49 years old and serves as our General Secretary and Legal Officer and Corporate Secretary of our Board of Directors. He is also the General Secretary and Legal Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since June/2015), POP Internet Ltda. (since June/2015), Terra Networks Brasil Ltda. (since April/2018) and Telefônica Infraestrutura e Segurança Ltda. (since September/2019). Mr. Oliveira is also Legal Officer of Telefônica IoT Big Data e Tecnologia do Brasil S.A. (since November/2021) and of Telefônica Cloud e Tecnologia do Brasil S.A. (since August/2021); Officer of TLF 01 Empreendimentos e Participações Ltda. (since May/2020); Vale Saúde Administradora de Cartões Ltda. (since March/2023); Vivo Pay Holding Financeira Ltda. (since February/2024); Vivo Pay Sociedade de Crédito Direto S.A. (since March/2023) and IPNet Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (since October/2024); Member and Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar (since March/2023); Corporate Secretary and member of the Board of Directors of Telefônica Corretora de Seguros Ltda. (since August/2021); Chairman of the Board of Directors of Companhia ACT de Participações (since June/2022), Companhia AIX de Participações (since June/2022) and Telefônica Factoring do Brasil Ltda. (since February/2023) and Vice President of the Deliberative Board of Fundação Sistel (since April/2024). Mr. Oliveira was the Officer of SP Telecomunicações Participações Ltda. (August/2011 – October/2022); member of the Board of Trustees of Fundação Telefônica (December/2019 – July/2022); Officer of FiBrasil Infraestrutura e Fibra Ótica S.A. (June/2020 – July/2021); General Secretary and Legal Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its merger into the Company) and Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023, when it was extinct due to its merger into Telefônica Infraestrutura e Segurança Ltda.). He holds a law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.
David Melcon Sanchez Friera is 54 years old and serves as our Chief Financial and Investor Relations Officer. He is also the Chief Financial Officer of POP Internet Ltda. (since October/2016), Terra Networks Brasil Ltda. (since April/2018), Telefônica Infraestrutura e Segurança Ltda. (since December/2019), Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since October/2016), member of the Board of Directors of Telefônica Cloud e Tecnologia do Brasil S.A. (since April/2024) and of FiBrasil Infraestrutura e Fibra Ótica S.A. (since May/2023); Vice Chairman of the Board of Directors of Telefônica Corretora de Seguros Ltda. (since August/2024) and Telefônica Factoring do Brasil Ltda. (since February/2023). He was also officer of SP Telecomunicações Participações Ltda. (October/2016 – October/2022), member of the Board of Trustees of Fundação Telefônica (April/2016 – July/2022), and Chief Financial Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023, when it was extinct due to its incorporation by the Company). Mr. Melcon has more than 25 years of global experience in the Telecommunications industry in Latin America and Europe. Mr. Melcon holds a degree in Economics and Business Administration from the University of Zaragoza (Spain), and a Masters’ in Audit and Business Analysis from University Complutense – Madrid (Spain).
Alex Martins Salgado is 46 years old and serves as our Business Officer. He is also the Chairman of the Board of Directors and Chief Executive Officer of Telefônica Cloud e Tecnologia do Brasil S.A. (since April/2024 and May/2024, respectively) and Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (since April/2024); member of the Board of Directors of Gud Comercializadora de Energia S.A. (since February/2024); Chief Executive Officer of IPNet Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (since October/2024); Officer of IPNet USA, LLC (since October/2024). Mr. Salgado was the Company’s B2B and Wholesale Vice-President (July/2019 - February/2023) and Officer of Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023, when it was extinct due to its merger into Telefônica Infraestrutura e Segurança Ltda.). Mr. Salgado holds degrees in Electric Engineering from Instituto Mauá de Tecnologia and Business Administration from IBMEC.

Ricardo Guillermo Hobbs is 48 years old and serves as our Strategy Officer. He is also Officer of Vale Saúde Administradora de Cartões Ltda. (since March/2023); Vice-President of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (since July/2022); Chairman of the Board of Directors of Gud Comercializadora de Energia S.A. (since February/2024); member of the Board of Directors of VivaE Educação Digital S.A. (since April/2024); member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since February/2023); Officer of Vivo Pay Holding Financeira Ltda. (since February/2024) and Executive Officer of Vivo Pay Sociedade de Crédito Direto S.A. (since March/2023). Mr. Hobbs was the Company’s Strategy, New Businesses and Artificial Intelligence Vice-President (July/2018 – March/2023); Marketing and General Officer of VivaE Educação Digital S.A. (April/2022 – August/2022); Chairman of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (July/2021 – July/2022); Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (April/2022 – July/2022); and Officer of VivaE Educação Digital S.A. (February/2022 – April/2022). Mr. Hobbs holds a degree in Business Administration from Fundação Getúlio Vargas (FGV) and a Masters’ from London Business School.
There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.
B.Compensation
For the year ended on December 31, 2024, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$67.5 million, of which R$36.2 million corresponded to salaries and R$31.3 million corresponded to bonuses.
For the year ended on December 31, 2024, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”
For further information, see notes 29.b and 30 to our audited consolidated financial statements included elsewhere in this annual report.
C.Board Practices
Board of Directors
Our Board of Directors typically meets once every three months and the Chairman may call special meetings. The decisions are taken by majority vote, provided that the majority of its members are present. The Chairman has, in addition to his or her regular vote, the casting vote in the event of a tie. The specific responsibilities of the Chairman include representing the Board in the General Shareholders’ Meetings, selecting the Secretary from among those present, and calling and chairing meetings of the Board.
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
•supervising the management of the Company’s officers, examining, at any time, our corporate books, requesting information regarding the execution or the process of execution of any agreements and other acts;
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
•deliberating, by delegation of the shareholders’ meeting, about the following aspects related to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of the payment of interest, of the participation in the profits and premiums repayment, if any, (iv) method of subscription or placement, and (v) the type of debentures;
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
Fiscal Board
Brazilian Corporate Law and our bylaws each require that we maintain a Fiscal Board (Conselho Fiscal). Our permanent, Fiscal Board, which is a separate and distinct entity from our outside auditors, is primarily charged with certain advisory, reporting, oversight and review functions with respect to the Company’s financial statements. Our Fiscal Board is also responsible for rendering opinions on management’s annual report and management proposals, including financial statements, to be submitted at shareholders’ meetings relating to a change in the Company’s capital composition, investment plans, capital budget, debenture issuances or subscription bonuses, distribution of dividends and consolidations, mergers and spin-offs. However, the Fiscal Board, as required by Brazilian Corporate Law and our bylaws, has only an advisory role and does not participate in the management of the Company. Decisions of the Fiscal Board are not binding on the Company under Brazilian Corporate Law.
In accordance with Brazilian Corporate Law and our bylaws, the Fiscal Board consists of a minimum of three and a maximum of five active members and an equal number of alternates. The members of the Fiscal Board are elected for a period of one year and may be reelected.
The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini(1)	Letícia Pedercini Issa(1)	April 11, 2024
Stael Prata Silva Filho	Cremêncio Medola Netto	April 11, 2024
Luciana Doria Wilson	Charles Edwards Allen	April 11, 2024

(1)Mrs. Gabriela Soares Pedercini and Ms. Letícia Pedercini Issa were elected by minority shareholders on a separate vote, with no participation of the controlling shareholder.
Committees
Brazilian Corporate Law does not require a corporation to maintain committees responsible for ethics, corporate governance or compensation. Nevertheless, our Board of Directors has created the following committees:
•Control and Audit Committee;
•Nominations, Compensation and Corporate Governance Committee; and
•Quality and Sustainability Committee.

Control and Audit Committee
Our Control and Audit Committee was created by our Board of Directors in December 2002 and is comprised of a minimum of three and a maximum of five members, appointed by the Board of Directors, to serve for the duration of their respective terms as members of the Board of Directors. The Committee has its own charter, which was approved by the Board of Directors. The Committee provides support to the Board of Directors.
According to its charter, the Control and Audit Committee shall meet four times per year or whenever extraordinarily convened by its chair. The chair of each committee shall report the relevant matters discussed at the respective meetings to the Board of Directors.
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
The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Juan Carlos Ros Brugueras (Chairman)	April 29, 2022
Alfredo Arahuetes García	April 29, 2022
José María Del Rey Osorio	April 29, 2022

Nominations, Compensation and Corporate Governance Committee
Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, being restructured in October 2004, and consists of three to five members appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever extraordinarily called by its chairperson. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
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
The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members	Date Appointed
Eduardo Navarro de Carvalho (Chairman)	April 29, 2022
Ana Theresa Masetti Borsari	April 29, 2022
Francisco Javier de Paz Mancho	April 29, 2022
Quality and Sustainability Committee
The Quality and Sustainability Committee, formerly known as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three and at most five members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever extraordinarily called by its chairperson. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
•Assessing and monitoring the adequacy of the Company’s customers service as well as suggesting improvements whenever any opportunity appears;

•Examining, analyzing and following-up periodically the Telefônica Responsible Business Principles, as well as its sustainability indexes, recommending possible actions whenever any opportunity appears
•Examining, analyzing and following-up periodically as to the scores for the satisfaction and quality indexes of the main services rendered by the Company and the quality levels of the Company’s customer services, making recommendations on possible actions whenever any opportunity appears; and
•Examining, analyzing and following-up periodically on the Company’s quality plans and actions.
The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Andrea Capelo Pinheiro (Chairman)	April 29, 2022
Eduardo Navarro de Carvalho	April 29, 2022
Solange Sobral Targa	April 29, 2022
D.Employees
As of December 31, 2024, we had 35,986 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 37.5% in production and operations; 39.2% in sales; 15.6% in customer care; and 7.7% in support.
As of December 31, 2023, we had 35,039 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 36.9% in production and operations; 39.1% in sales; 16.2% in customer care; and 7.8% in support.
As of December 31, 2022, we had 34,486 employees, distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees were divided into the following categories: 37.3% in production and operations; 38.8% in sales; 16.8% in customer care; and 7.1% in support.
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

On September 2013, we began offering the Visão Multi defined contribution plan to our employees. This plan was launched in order to standardize the benefit following the corporate restructuring process of the subsidiaries in Brazil. This is the plan available for new enrollments. In this plan, participants can make basic contributions of 1-2% on their participating salary and an additional 0-5% on the installment of the participating salary that exceeds the maximum (which, as of December 31, 2024, was R$4,837.68) and we contribute a percentage between 50% to 125%, depending on the employees’ length of service.
Considering our total workforce, 32% of our employees were participants in our private pension plans as of December 31, 2024.
E.Share Ownership
None of our directors or executive officers owns, on an individual basis, 1% or more of our common shares (including ADSs representing common shares) or of our total equity share capital.
Performance Share Plan (“PSP”) and Talent for the Future Share Plan (“TFSP”)
The annual Telefónica S.A. shareholders’ meeting (our indirect controlling shareholder), held on April 11–12, 2024, approved new long-term incentive plans: the Performance Share Plan (“PSP”) and the Future Talent Share Plan (“TFSP”) for executives of Telefónica S.A. and other entities within the Telefónica group, including us.
The Plans provide the opportunity for executives within the Telefónica group who are invited to participate to receive a certain number of Telefónica shares after a period of three years. This is achieved through the prior allocation of a certain number of shares or theoretical units (“Units”), which serve as the basis for determining the number of ordinary shares in Telefónica’s share capital (“Shares”) that may be delivered under the Plan as variable compensation, depending on the fulfillment of the objectives established for each cycle of the Plan. The Plans have a total duration of five years and are divided into three independent cycles (the “Cycles”), each with a measurement period of three years, according to the following schedule:
•First cycle: January 1, 2024, to December 31, 2026
•Second cycle: January 1, 2025, to December 31, 2027
•Third cycle: January 1, 2026, to December 31, 2028
At the end of each cycle, an evaluation will determine whether the minimum performance conditions have been met, based on metrics such as total shareholder return (“TSR”) for Telefónica compared to a peer group, free cash flow targets (“FCF”), neutralization/compensation of CO2 emissions, and gender equality, specifically the presence of women in leadership positions.
TSR is the metric used to measure value generation for our shareholders in the medium and long term. It assesses return on investment by considering the accumulated variation in the value of Telefónica shares, as well as dividends and other similar items received by shareholders during each cycle. The corresponding weight for this objective is 50% of the total number of shares to be delivered to PSP participants.

FCF is the metric used to encourage commitment to the sustainable achievement of long-term strategic objectives. This objective is established and approved annually by our Board of Directors. Forty percent (40%) of the number of shares to be delivered under the plan will be determined based on the level of FCF generated by the company each year, compared to the values established in the budgets approved by our Board of Directors. Partial achievement of this objective will be calculated annually, and the final FCF will be an average of the annual partial achievements.
•CO2 Emissions Neutralization: Five percent of the number of shares to be delivered under the Plan will be determined based on the level of neutralization/compensation of CO2 emissions achieved by the Telefónica Group at the end of each Plan cycle. This requires a minimum level of scope 1 and 2 emissions reduction (“Emission Reduction”) in line with the Paris Agreement’s 1.5°C target (SBTi), with the goal of achieving net-zero emissions by 2040 in its main markets.
•Gender Equality: Five percent of the number of shares to be delivered under the Plan will be determined based on gender equality, specifically the presence of women in leadership positions. Compliance with this objective will be assessed by measuring the percentage of women occupying leadership positions compared to the total number of leadership positions within the Telefónica Group.
At the start of each cycle, the Board of Directors of Telefónica S.A. will determine the percentage of the objective and an achievement scale, which will include a minimum 90% achievement threshold for incentive payment and a maximum achievement and payment limit.
To receive shares under this plan, participants must meet the following requirements for each cycle:
•Maintain an active relationship with the company or any of its subsidiaries for at least 12 months of the cycle and, on the start date of each cycle, participate in the plan and comply with the General Conditions (“Subsidiary” or “Participating Company”).
•Maintain an active relationship with a participating company on the delivery date.
•Exceed the minimum levels of plan objective achievement.
•In cases of termination with proportional delivery, this will only occur if the termination takes place 12 months after the start date and in compliance with the plan rules.
The plans in effect as of December 31, 2024 were:
•Performance Share Plan (“PSP”), for its Vice Presidents and Directors at the global level—Cycle 2024-2026: with 119 active executives (including 5 executives appointed under the Telefônica Brasil Bylaws) having the potential right to receive 1,062,336 shares of Telefónica S.A.;
•Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Specialists at the global level—Cycle 2024-2026: with 145 active executives having the potential right to receive 268,000 shares of Telefónica S.A.
Performance Share Plan VIVO (“PSP VIVO”)
We have approved an incentive plan, the Performance Share Plan VIVO (“PSP VIVO”), based on performance units with cash settlement (“Plan”). Participants in the Plan will be entitled to receive a certain number of representative units of a share issued by us (VIVT3) (“Unit” and “Share”). Each Unit represents the expected right to receive the full value of a Share. The number of Units received will serve as the basis for determining the value of the incentive to be paid in cash to participants by the Company.

The reward delivery is contingent upon:
•maintaining an active work relationship within the Telefónica group on the date of cycle consolidation, and
•achieving results that fulfill the objectives established for the Plan.
The level of success is determined by comparing the evolution of shareholder remuneration—considering the share price and dividends (Total Shareholder Return - TSR) of our stock—with the TSR evolution of companies in the predefined Comparison Group. It also depends on the achievement of our Free Cash Flow (FCF) targets, the neutralization or compensation of CO2 emissions, and gender equality, measured by the presence of women in leadership positions.
The plans in effect as of December 31, 2024, were:
•Cycle 2022-2024—with 86 active executives (including five executives appointed under the Telefônica Brasil Bylaws) having the potential right to receive the value equivalent to 380,150 shares of Telefônica Brasil S.A.;
•Cycle 2023-2025—with 101 active executives (including five executives appointed under the Telefônica Brasil Bylaws) having the potential right to receive the value equivalent to 446,890 shares of Telefônica Brasil S.A.;
•Cycle 2024-2026—with 118 active executives (including five executives appointed under the Telefônica Brasil Bylaws) having the potential right to receive the value equivalent to 420,827 shares of Telefônica Brasil S.A.
Global Telefónica Incentive Stock Purchase Plan: Plan 100
The Global Telefónica Incentive Stock Purchase Plan: Plan 100 allowed eligible employees to acquire Telefónica shares through monthly payroll deductions ranging from €25 to €150 (or the equivalent in local currency), subject to a maximum contribution of €1,800 over a twelve-month purchase period. Following the purchase period, a six-month retention period applied, during which employees were required to hold the acquired shares. At the end of this retention period, employees received one additional share for each share purchased, at no additional cost. The plan cycle ran from September 1, 2022, to March 31, 2024.
In addition, to commemorate the 100th anniversary of Telefónica on April 19, 2024, each eligible participant could receive 100 Telefónica Commemoration Shares at no cost. The delivery of these shares was conditioned to some terms and on March 31, 2024, the cycle of the Global Telefónica Stock Purchase Plan - Plan 100 was finalized, with the delivery of shares on April 19, 2024, to employees who met the conditions established by the plan.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
In accordance with our bylaws, we have one class of capital stock authorized and outstanding: common shares (ações ordinárias), which have full voting rights.

As of December 31, 2024, Telefónica owned 38.90% of our common shares, Telefónica LATAM owned 37.34% of our common shares and Telefónica Chile owned 0.06% of our common shares. Since Telefónica LATAM is a wholly-owned subsidiary of Telefónica, Telefónica has effective control over 76.30% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and to determine the direction of our strategic and corporate policies. None of Telefónica or Telefónica LATAM has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.
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
Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization and number of customers. With its strong mobile, fixed and broadband networks and its innovative portfolio of digital solutions, Telefónica is a company that will be even better placed to meet the needs of its customers and capture new revenue growth.
The following tables set forth information relating to the ownership of common shares by Telefónica, Telefónica LATAM, any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 1,626,682,604 common shares outstanding as of December 31, 2024 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
Telefónica S.A.	634,398,912	38.9%
Telefónica LATAM	608,905,051	37.3%
Telefonica Chile S/A	936,513	6.0%
All directors and executive officers as a group	26,400	—
As of December 31, 2024, there were a total of 125 ADR holders of record and 90,125,970 ADSs outstanding, representing 90,125,970 common shares or 5.5% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.
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

Telefónica S.A.
In 2024, there were transactions between companies with expenses that totaled R$532.1 million, mainly related to the Brand Fee agreement, for the assignment of use of brand rights.
Telxius Cable Brasil Ltda
In 2024, there were transactions between companies with expenses that totaled R$250.2 million, mainly related to IP transit services and international transmission infrastructure for various data circuits and connection services contracted.
Telefónica Global Solutions S.L.
In 2024, there were transactions between companies with expenses that totaled R$100.8 million, mainly related to Infrastructure services for international transmission for various data circuits, connection services contracted, services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefonica Global Solutions Participações Ltda
In 2024, there were transactions between companies with expenses that totaled R$88.0 million, mainly related to international transmission infrastructure to various data circuits and connection services and services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Global Technology S.A.
In 2024, there were transactions between companies with expenses that totaled R$77.8 million, mainly related to services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Innovación Digital, S.L.
In 2024, there were transactions between companies with expenses that totaled R$222.7 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Telefônica Cibersegurança e Tecnologia do Brasil Ltda.
In 2024, there were transactions between companies with expenses that totaled R$278.9 million, mainly related to services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica IOT & Big Data Tech, S.L.
In 2024, there were transactions between companies with expenses that totaled R$121.1 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Fibrasil Infraestrutura E Fibra Ótica S.A.
In 2024, there were transactions between companies with expenses that totaled R$385.7 million, mainly related to network infrastructure services.
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
Tax Matters — Probable Loss
The following tax proceedings were pending as of December 31, 2024, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is probable.
Federal Taxes
On December 31, 2024, we were a party to federal administrative and judicial proceedings relating to: (i) claims resulting from the denial of our tax offset and refund claims; (ii) corporate withholding tax (imposto de renda retido na fonte), or IRRF, and economic domains contributions (Contribuição para a Intervenção no domínio econômico), or CIDE, levied on the remittance of funds abroad relating to technical services, administrative assistance, similar services, and royalties; (iii) social investment fund contribution (Finsocial) offset amounts; (iv) additional PIS/COFINS charges on our taxable base, as well as additional charges to COFINS required by Law No. 9,718/1998; (v) the removal of certain benefits under CAMEX Resolution No. 6, which increased import tariffs from 4% to 28%; and (vi) INSS on constitutional right to a third-salary payment vacation.
In the opinion of our management, our chance of loss in the foregoing federal administrative and judicial proceedings is probable. As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$809.8 million.

State Taxes
In December 2024, we were a party to administrative and judicial proceedings referring to: (i) ICMS credits that were not granted; (ii) ICMS on telecommunication services; (iii) rejection of ICMS credits referring to a certain tax covenant; (iv) ICMS tax rates; (v) ICMS tax on internet (data) infrastructure lease payments; (vi) sales of goods at prices below their cost of acquisition; (vii) taxation of amounts granted to clients as discounts; (viii) unmeasured services; (vix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment by the STF; and (xi) fines for noncompliance with accessory obligations.
As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$466.6 million.
Municipal Taxes
On December 31, 2024, we were a party to tax claims at the municipal level, both in the administrative and judicial sphere, which, based on the opinion of our legal advisors, are classified as having a probable risk of loss. These claims related to: (i) real estate property tax (Imposto Predial Territorial e Urbano), or IPTU; (ii) municipal services tax (Imposto Sobre Serviços), or ISS, on the lease of movable assets for supplementary or intermediary activities; and (iii) ISS withholding on fixed-duration service contracts. As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$137.0 million.
FUST
On December 31, 2024, we were a party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$609.6 million.
Tax Matters — Possible Loss
The following tax proceedings were pending as of December 31, 2024, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is possible.
Federal Taxes
On December 31, 2024, we were a party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. As of December 31, 2024, the total amount under discussion in these proceedings was R$4,419.4 million. Key proceedings refer to: (i) tax offset requests made by the Company; (ii) social security contribution, including: (a) INSS contributions, workplace accident insurance (SAT), and other contributions (e.g., INCRA and SEBRAE); (b) 11% withholding (labor assignment); (c) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) the deduction of COFINS from losses in swap transactions; (iv) PIS/COFINS on: (a) accrual basis versus cash basis; (b) value-added services; and (c) monthly flat fees (serviço de assinatura mensal); (v) industrialization tax (Imposto Sobre Produtos Industrializados) on the dispatch from Company premises of fixed-line access unit equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras), payment requirements for intercompany and credit operations; (vii) capital gains tax from the purchase of GVT; and (viii) exclusion of ICMS from the Calculation Basis of PIS and COFINS. In the opinion of our management, our chance of loss in these proceedings is possible. As a result, we have not made any provisions in connection with these proceedings.

State Taxes
On December 31, 2024, we were a party to various state administrative and judicial proceedings, which are ongoing at various court levels. As of December 31, 2024 the total amount under discussion in these proceedings was R$25,760.4 million. Key proceedings refer to: (i) equipment rentals; (ii) reversal of extemporaneous credits; (iii) ICMS taxation of services rendered outside the state of São Paulo; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guidelines); (vi) use of credits related to the acquisition of electric power; (vii) secondary activities, value-added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged; (ix) deferred ICMS charges; (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credits from returns and free leases in connection with the assignment of networks (used by the Company itself and exemptions from governmental bodies); (xvi) ICMS on amounts received under agreements with other service providers for the shared use of their networks; (xvii) ICMS on our own consumption; (xviii) ICMS on exemptions of governmental bodies; (xix) unconditional discounts excluded from the ICMS tax basis; (xx) monthly fee and the minutes included in the franchise; and (xxi) fines for noncompliance with accessory obligations. The risk of loss in the foregoing state administrative and judicial proceedings is deemed possible, and, consequently, we have not made any provisions in connection with these proceedings.
Municipal Taxes
On December 31, 2024, we were a party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. As of December 31, 2024, the total amount under discussion in these proceedings was R$682.5 million. Key proceedings refer to: (i) ISS on secondary activities and value-added and supplementary services, ISS withholding, ISS on caller ID services and on cell phone activation, ISS on continuous services contracts, provisions, reversals and canceled invoices, ISS on data processing and antivirus programs, ISS on fees for the use of our mobile network (tarifa de uso da rede móvel) and infrastructure leases, ISS on advertising services, and ISS on third-party services; (ii) IPTU rules; (iii) land use fees; and (iv) other municipal fees; In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.
FUST, FUNTTEL and FISTEL Litigation
FUST Litigation
Fixed-line and mobile operators filed suit seeking a writ of mandamus to recognize their right to include interconnection revenue in the FUST base for mobile services. We have challenged such charges and the proceedings are waiting to be tried in the court of appeals. As a result, ANATEL charges us with various infractions to collect tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due. As of December 31, 2024, the total amount under discussion in these proceedings was R$5,813.7 million. In the opinion of our management and our legal advisors, our chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.
FUNTTEL Litigation
On December 31, 2024, we were a party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection). As of December 31, 2024 the total amount under discussion in these proceedings was R$2,085.3 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.

FISTEL Litigation
Due to the extension of the effective license period to use telephone switches in connection with the use of landline phone carriers, and the extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges us with an installation inspection fee (taxa de fiscalização e inspeção), or the TFI. This collection is based on ANATEL’s understanding that such extension would represent a taxable event for the TFI. We understand that such collection is inappropriate, and challenged this fee in court. As of December 31, 2024, the total amount under discussion in these proceedings was R$2,088.8 million, without the respective deposit in full. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.
Labor Litigation
We are a defendant in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), which claim, among others: overtime payments, variable compensation, salary parity, and unhealthy or risk work premiums. As of December 31, 2024, we had recorded R$935.5 million in provisions for these proceedings where the risk of loss is deemed probable. We were also defendants in certain other labor claims for which the chance of loss is deemed possible, which totaled an aggregate amount of approximately R$1,346.3 million as of December 31, 2024, and for which we have not recorded provisions.
Civil Claims
We are the defendants in multiple civil claims. We had recorded R$1,411.1 million in provisions in connection with these proceedings as of December 31, 2024 where the risk of loss was deemed probable, including the civil proceedings described below:
•We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996 to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For proceedings in which our chance of loss has been estimated as probable, we recorded provisions in the amount of R$152.1 million as of December 31, 2024.
•We and/or our subsidiaries are defendants in various civil proceedings related to individual consumers’ claims in judicial courts, especially relating to our failure to perform our services. As of December 31, 2024, provisioned amounts in connection with these proceedings totaled R$293.6 million.
•We and/or our subsidiaries are parties to various civil, non-consumer and consumer proceedings in administrative and judicial courts arising out of the ordinary course of business. As of December 31, 2024, provisioned amounts in connection with these proceedings totaled R$965.5 million.
Other several civil claims against us for which the chance of loss is deemed possible totaled approximately R$2,000.9 million as of December 31, 2024 and for which we have not recorded provisions, including:
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
Regulatory and Antitrust Litigation
We are involved in several regulatory and antitrust administrative and legal proceedings. As of December 31, 2024, proceedings with a possible risk of loss amounted to R$3.1 billion.
On October 5, 2023, ANATEL submitted a request to the TCU to open a consensual solution procedure, which was approved by the TCU on January 23, 2024, resulting in the creation of a negotiation committee. On May 23, 2024, the negotiation committee reached an understanding on the proposed terms and conditions of the Self-Composition Agreement. The proposed terms and conditions of such agreement were approved by the TCU in a meeting held on November 27, 2024, with the inclusion of conditions that were confirmed by the Company, by ANATEL and by the Ministry of Communications. The Self-Composition Agreement was executed on December 16, 2024. The Self-Composition Agreement has as its purpose, among other things: (i) the realization of investments by Telefônica, in the form, conditions and terms established in such agreement, in exchange for the conversion of the concession into an authorization; and (ii) the maintenance of the provision of STFC services in locations without adequate competition, corresponding to the area of the STFC concession agreements that will be terminated, until December 31, 2028. It is expected that the unified term formalizing this conversion will be issued by ANATEL by the end of the first quarter of 2025. Accordingly, proceedings relating to ANATEL were classified to as having a remote risk of loss.
Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed probable include the following:

The Company is a party to administrative proceedings instituted mainly by ANATEL, on the grounds of alleged non-compliance with obligations established in the sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL in the administrative sphere. The main topics of these proceedings are:
•Onerous fee: The obligation to pay the onerous fee for the renewal of radio frequencies (i.e., the payment, due every two years, relating to the right to use of radio frequencies). A dispute arose on which revenues should be considered in the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. We, together with our legal advisors, concluded that there is a probable loss of approximately R$699.9 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL and in the courts with an unlikely chance of review. Moreover, we decided to begin collecting such amounts in favor of ANATEL.
•General user rights (Direitos Gerais do Usuário): The Company and/or its subsidiaries maintain administrative and judicial discussions regarding the rights of users of telecommunications services, with regard to matters related to the RGC, which was approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes and reimbursement, among others.
•Quality: The Company and/or its subsidiaries are engaged in administrative and legal discussions regarding telecommunications services originating from STFC, SMP, SeAC and SCM concessions, regarding compliance with the indicators that measure the quality of these services nationwide, based on the RQUAL, which was approved by Resolution No. 717/2019.
•Relationship between Providers: The Company and/or its subsidiaries are engaged in administrative and legal discussions regarding the regulatory relationship with other telecommunications service providers regarding the EILD and the supply of other wholesale products.
•Other cases: The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, such as service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for the vacancy of frequency bands previously granted to the multichannel multipoint distribution system, and public civil actions, among others.
•On October 1, 2024, the Company became aware of the establishment of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not yet had its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a decision order.
Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed possible or remote include the following:
•Administrative and legal proceedings disputing how ANATEL should calculate a payment due every two years for the extension of the right to use SMP-related radio frequencies. ANATEL asserts that a 2% charge should be calculated on all of our SMP revenue. However, we believe that revenues not included in the SMP service plans, as defined by regulation at the time of signing the authorization agreements, should be excluded from the fee calculation. Due to this disagreement, we have filed administrative and legal proceedings challenging ANATEL’s charges. Proceedings related to the collection of contractual charges for the extension of STFC concession contracts were encompassed by the Self-Composition Agreement and have therefore been reclassified as having a remote risk of loss.

•A lawsuit seeking to invalidate ANATEL’s March 2018 decision in an administrative proceeding in which we were charged with violations of fixed-line telephone regulations. Specifically, we were accused of breaching rules regarding the prior notice required before terminating service for users in default and related refunds. ANATEL imposed a fine of approximately R$199.1 million, which, as of December 31, 2024, had increased to approximately R$623.6 million after interest and monetary adjustments. We have not paid this fine but have secured its payment through litigation insurance. The lawsuit is currently in the first instance and pending judgment, following the submission of an expert report supporting the Company’s arguments for reducing the fine. These proceedings were encompassed by the Self-Composition Agreement and have therefore been reclassified as having a remote risk of loss.
•An investigation by CADE in connection with a joint bid we submitted with Claro and Oi, through a consortium, for certain services to be rendered to the Empresa Brasileira de Correios e Telégrafos, the Brazilian state postal service. We have presented our defense, in which we allege our joint big was lawful under the applicable laws. The CADE’s general body decided that the operators engaged in anti-competitive conduct. After the decision, Telefonica filed a motion for clarification, which was partially accepted, resulting in a fine of R$38.1 million. The Company decided to file a lawsuit seeking the annulment of the fine, arguing it was not unlawful to form a consortium to participate in public bidding, and arguing there was a lack of clear criteria and reasonableness for calculating the fine. This action is pending judgment.
•Administrative proceeding initiated by ANATEL to assess potential measures regarding the transfer of economic gains resulting from the Brazilian Supreme Court (STF) decision that excluded ICMS from the PIS/COFINS calculation base between 2002 and 2017 in fixed-line telephone concession plans. In this case, ANATEL’s superintendence, in line with the Prosecutor’s legal opinion, determined that these gains were not due to business efficiency but rather a change in tax regulations. ANATEL proposed that the reimbursement be made through a tariff review for basic fixed-line telephone plans and the construction of high-capacity backhaul infrastructure for alternative plans, totaling approximately R$1 billion, which we currently assess as a possible loss risk. The case was reviewed by ANATEL’s Board of Directors, which set the reimbursement amount at R$1.4 billion, requiring the Company to construct 20,000 kilometers of high-capacity backhaul infrastructure. This amount is part of the ongoing concession negotiations (Process No. 036.366/2023-4 at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention – SecexConsenso, and Process No. 53500.013207/2023-74). If negotiations do not reach a favorable outcome, the case may be contested through arbitration. These proceedings were encompassed by the Self-Composition Agreement and have therefore been reclassified as having a remote risk of loss.
•Administrative Proceeding started by ANATEL, which dealt with mobile coverage goals, whose fine of R$127 million could be converted into an alternative obligation, which consists of an alternative means of complying with a fine, by investing in the installation of 4G base transceiver stations (estações rádio base) in 188 locations, whose installation must take place in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from RAN Sharing, Swap, network rental, industrial exploitation contracts, or other contractual means. The deployment of such obligation within the established period will be monitored.
•In addition to the specific cases above, the Company maintains administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with obligations established in the sectoral regulations, as well as ordinary legal proceedings and writs of mandamus that discuss, mainly, sanctions applied by ANATEL in the administrative sphere, mainly in relation to the same topics described in the note, namely: General User Rights (“DGU”); Quality, and Relationship between Providers.
For more information, see note 20.c.2.1 to our audited consolidated financial statements included elsewhere in this annual report.

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
Net profits may also be allocated to the unrealized income reserve in case the total amount of mandatory dividends exceeds the amount of realized net profits. Such allocation should also be suggested by management and subject to approval by shareholders at the shareholders’ meeting. For such purpose, realized income is the balance of net profits exceeding the sum of:
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
The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares in the three years ended December 31, 2024:

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common stock	Preferred Shares(2)
	(per share/in R$)
2024	Div/Int	1.564441	—
2023	Div/Int	2.357910	—
2022	Div/Int	3.488877	—

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
Dividends and Interest on Shareholders’ Equity
Year ended December 31, 2024
On March 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$300 million. The record date for such distribution was March 28, 2024 and such amount was paid on December 17, 2024.
On April 16, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$380 million. The record date for such distribution was March 31, 2024 and such amount as paid on December 17, 2024.

On June 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$175 million. The record date for such distribution was May 31, 2024 and such amount as paid on December 17, 2024.
On July 15, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$650 million. The record date for such distribution was June 30, 2024 and such amount will be paid until April 30, 2025.
On August 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$400 million. The record date for such distribution was July 31, 2024 and such amount will be paid until April 30, 2025.
On December 12, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$1,200 million. The record date for such distribution was November 29, 2024 and such amount will be paid until April 30, 2025.
Year ended December 31, 2023
On February 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$106 million. The record date for such distribution was February 28, 2023 and such amount was paid on October 18, 2023.
On March 15, 2023, the board of directors approved, the payment of interest on equity for the common shares in the amount of R$290 million. The record date for such distribution was March 31, 2023 and such amount was paid on October 18, 2023.
On May 15, 2023, the board of directors approved, the payment of interest on equity for the common shares in the amount of R$320 million. The record date for such distribution was May 31, 2023 and such amount was paid on April 23, 2024.
On July 17, 2023, the board of directors approved, the payment of interest on equity for the common shares in the amount of R$405 million. The record date for such distribution was July 31, 2023 and such amount was paid on April 23, 2024.
On August 15, 2023, the board of directors approved the payment of interest on equity for the common shares in the amount of R$265 million. The record date for such distribution was August 31, 2023 and such amount was paid on April 23, 2024.
On September 11, 2023, the board of directors approved the payment of interest on equity for the common shares in the amount of R$200 million. The record date for such distribution was September 22, 2023 and such amount was paid on April 23, 2024.
On October 10, 2023, the board of directors approved, the payment of interest on equity for the common shares in the amount of R$150 million. The record date for such distribution was October 23, 2023 and such amount was paid on April 23, 2024.
On December 14, 2023, the board of directors approved the payment of interest on equity for the common shares in the amount of R$850 million. The record date for such distribution was December 26, 2023 and such amount was paid on April 23, 2024.
Year ended December 31, 2022
On February 16, 2022, the board of directors approved, subject to shareholder approval, the payment of interest on equity for common shares in the amount of R$180 million. The record date for such distribution was February 25, 2022 and such amount was paid on April 18, 2023.

On March 17, 2022, the board of directors approved the payment of interest on equity for common shares in the amount of R$250 million. The record date for such distribution was March 31, 2022 and such amount was paid on April 18, 2023.
On April 13, 2022, the Shareholders’ General Meeting approved the payment of interest on equity for common shares in the amount of R$150 million. The record date for such distribution was April 29, 2022 and such amount was paid on April 18, 2023.
On June 14, 2022, the board of directors approved the payment of interest on equity for common shares in the amount of R$480 million. The record date for such distribution was June 30, 2022 and such amount was paid on April 18, 2023.
On August 19, 2022, the board of directors approved the payment of interest on equity for the common shares in the amount of R$300 million. The record date for such distribution was August 31, 2022 and such amount was paid on April 18, 2023.
On December 9, 2022, the board of directors approved, the payment of interest on equity for common shares in the amount of R$715 million and the payment of to common and preferred shares in the total amount of R$1,000 million. The record date for such distributions was December 29, 2022. Interest on equity was paid on April 18, 2023 and dividends were paid on July 18, 2023.
Dividends and interest on shareholders’ equity declared based on Telefonica Brasil’s net income in 2022 totaled R$3.0 billion. The remaining R$827 million were classified as proposed additional dividends and were be submitted for approval by our general shareholders meeting in 2023. Such amounts was paid on July 18, 2023.
B.Significant Changes
Cancellation of common shares held in treasury
At a meeting held on December 20, 2024, the Company’s Board of Directors approved the cancellation of 21,944,664 common, book-entry shares with no par value issued by the Company and held in treasury. This cancellation, which does not reduce the Company’s share capital, represents 1.33% of the share capital. The shares were acquired throughout 2024 under the context of the Share Buyback Program issued by the Company. For more information, see “Item 16e. Purchases of Equity Securities by the Issuer and Affiliated Purchasers,”
Reduction of the Company's Capital – Request for Consent to ANATEL
The Company, pursuant to the provisions of Article 157, paragraph 4, of the Brazilian Corporate Law, and the provisions of CVM Resolution No. 44, of August 23, 2021, informed on February 15, 2023, that its Board of Directors had approved the submission of a request for prior consent with ANATEL to reduce its capital stock.
At a meeting of ANATEL’s Board of Directors, held on September 15, 2023, the request for prior consent for the Company to make one or more reductions in its then-current share capital (R$63,571,416 thousand) was unanimously approved, subject to the Administration’s assessment of opportunity and convenience, in a maximum total value of up to R$5 billion.
On September 18, 2023, as part of the administrative process with ANATEL, a ruling was issued in which ANATEL granted the aforementioned prior consent, subject to the decision of the Company’s Management regarding opportunity and convenience, as well as obtaining the appropriate corporate approvals. The granting of said consent provides the Company with flexibility to carry out or not the Reductions, which, when carried out, will occur through the refund of resources to its shareholders in proportion to their shareholding on the respective base dates.

On November 8, 2023, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of the Brazilian Corporate Law, and the provisions of CVM Resolution No. 44/2021, informed its shareholders and the market in general that its Board of Directors approved: (i) a proposal, to be assessed and deliberated by the Company’s shareholders at an extraordinary shareholders’ meeting, of an operation to reduce the company’s share capital Company in the amount of R$1.5 billion, without the cancellation of shares issued by the Company and through the refund of resources to shareholders, in national currency, to be paid in a single installment until July 31, 2024, in date to be determined by the Company’s Board of Directors, and: (ii) the extraordinary shareholders’ meeting to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company’s Bylaws.
On January 24, 2024, the Company's extraordinary shareholders’ meeting approved the Reduction of R$1,500,000 of share capital and the consequent amendment to our bylaws. The resources resulting from the Reduction were paid in a single installment on July 10th, 2024. For more information, please see note 35.b to our audited consolidated financial statements included elsewhere in this report).
On November 5, 2024, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of the Brazilian Corporate Law, and the provisions of CVM Resolution No. 44/2021, informed its shareholders and the market in general that its Board of Directors approved: (i) a proposal, to be assessed and deliberated by the Company’s shareholders at an extraordinary shareholders’ meeting, of an operation to reduce the company’s share capital Company in the amount of R$2.0 billion, without the cancellation of shares issued by the Company and through the refund of resources to shareholders, in national currency, to be paid in a single installment until July 31, 2025, in date to be determined by the Company’s Board of Directors, and: (ii) the extraordinary shareholders’ meeting to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company’s Bylaws.
The extraordinary shareholders’ meeting to deliberate on the aforementioned capital reduction proposal and the consequent amendment to our bylaws was held on December 18, 2024. For more information, please see note 35.b to our audited consolidated financial statements included elsewhere in this report).
Item 9. The Offer and Listing
A.Offer and Listing Details
The trading market for our common shares is the B3.
Our common shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3).” As of December 31, 2024, we had 1,626,682,604 outstanding common shares held by more than one million shareholders.
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
Corporate Governance Practices
We are a corporation (sociedade anônima), organized under the laws of Brazil, and are subject to the corporate governance provisions set forth in the Brazilian Corporate Law. We comply with the regulatory requirements of the Brazilian Corporate Law regarding the independence of our board of directors, the establishment and composition of certain board committees, and the adoption and disclosure of corporate governance guidelines.
We comply with various requirements under Brazilian and international laws to promote strong corporate governance and enhance disclosure of material and other information.
With have implemented several measures designed to improve our corporate governance practices. We believe that these measures will benefit our current and future shareholders and investors, as well as the market in general. Among the measures we have implemented are:
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
•enacted a policy for prior approval of contracting audit services (Política de Contratação de Auditores Independentes);
•enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
•enacted a code of conduct for members of our finance team regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data (Política de Ética e Conduta para Financeiros);
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
Our policy relating to insider trading currently in effect is determined pursuant to our Rule for Disclosing Information to the Market (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários), which is adopted in accordance with the CVM Resolution No. 44/2021. This document establishes practices for disclosing, using and preserving the confidentiality of relevant acts and/or facts of the Company, and establishes obligations and mechanisms for the disclosure of said facts to the market. The Company, controlling shareholders, senior management, members of our board of directors, fiscal board and any other employee exposed to sensitive information are subject to the restrictions imposed by such rules. In addition to the prohibition on the trading of our shares by such individuals when in possession of insider information, the rules establish blackout trading periods for those periods when insider information is available. The prohibitions on trading of shares provided for in our policy do not apply to the Company, to the Controlling Shareholders, or to the senior management and members of the Board of Directors when carrying out the transactions in compliance with an investment or disinvestment Plan approved under the terms of the CVM Resolution No. 44/2021. In addition, the charter sets forth instructions for dealing with conflicts of interest and mandates disclosure of any such situation.
Codes of Business Conduct and Ethics; Telefônica Responsible Business Principles
We have implemented a code of ethics and conduct policy applicable to our principal executives and senior management. In addition, we have adopted the Telefônica Responsible Business Principles, which guides the conduct of all company employees, including members of the Board of Directors. For more information, see “Item 16b. Code of Ethics.”
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
On January 24, 2024, the Extraordinary General Meeting of Telefônica Brasil approved the reduction of its share capital in the amount of R$1.5 billion, without the cancellation of the Company's issued shares, and through the reimbursement of funds to shareholders in reais. After all applicable legal requirements were met, the aforementioned reduction became fully effective, and the resulting funds were paid in a single installment on July 10, 2024.
On December 18, 2024, the Company approved a capital reduction in the amount of R$2.0 billion, without any change to the outstanding number of shares or each shareholder’s interest in the Company. The Reduction became effective after 60 (sixty) days from the publication of the minutes of the EGM, as provided for in article 174 of the Corporation Law. Therefore, as of December 31, 2024, we had an outstanding share capital of R$62,071,415,865.09, comprised of 1,626,682,604 common shares. After the Capital Reduction mentioned in this paragraph, the outstanding share capital is R$60,071,415,865.09. All of our outstanding share capital is fully paid.
All of our shares are without par value. In addition, our board of directors may increase our share capital up to 1,850,000,000 common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.
As of December 31, 2024, 3,961,092 common shares were held by us (treasury shares) at a book value per share of R$42.87. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

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
GVTPar Merger and Increase in the Company’s Share Capital
On May 28, 2015, our shareholders approved the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar in a wholly owned subsidiary of the Company and the resulting increase in the Company’s capital in the amount of R$9.7 billion through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all without par value, increasing the share capital of the Company to R$63.6 billion.
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
Capital Reduction
On February 15, 2023, the Board of Directors approved the Company's submission of a request to ANATEL to approve a potential capital reduction in one or more corporate events. The purpose of the request was to provide the Company with the flexibility to implement a reduction in its capital stock, with a maximum limit of R$5.0 billion. This decision was based on the Company's financial assessment and the prevailing macroeconomic conditions. The operation was intended to enhance the Company's capital structure, enabling greater flexibility in capital allocation and achieving a balance between resource needs and value creation for shareholders. In September 2023, ANATEL granted authorization for the Company to reduce its capital stock. The Board of Directors approved the proposal for the initial installment of the capital stock reduction, amounting to R$1.5 billion, on November 8, 2023.
On January 24, 2024, the Company's capital reduction of R$1.5 billion was approved by our shareholders. This reduction does not involve the cancellation of shares, thereby maintaining the existing number of shares and the percentage of each shareholder's interest in the Company's share capital. Consequently, the Company's share capital was adjusted from R$63.6 billion to R$62.1 billion. The capital reduction was executed by reimbursing shareholders an amount of R$0.90766944153 per common share issued by the Company. This calculation considers the number of common shares issued by the Company in circulation on January 24, 2024, after factoring the cancellation of shares held in treasury on December 22, 2023. The record date for this reduction was April 10, 2024. Funds were disbursed in a single installment on July 10th, 2024.
On December 18, 2024, the Company approved a capital reduction of R$2.0 billion while maintaining the number of shares and the percentage of shareholders’ participation in the Company’s share capital was unchanged. The reduction was subject to a 60-day opposition period by creditors, beginning from the publication date of the minutes of the Extraordinary Shareholders’ Meeting. Consequently, the Company’s share capital was reduced from R$62.1 billion to R$60.1 billion. The reduction will proceed with the restitution to shareholders, in local currency, of R$1.22651176012 per common share issued by the Company. This calculation is based on a total of 1,652,588,360 ordinary shares into which the share capital is divided, excluding 21,947,656 shares held in treasury as of October 31, 2024. The record date for this reduction is February 27, 2025. Funds will be disbursed in a single installment on July 15, 2025.
On January 29th, 2025, the Company’s Board of Directors approved the convening of an Extraordinary Shareholders’ Meeting to be held, on first call, on March 13th, 2025 (“ESM”), to resolve on the proposal of a reverse split all the common shares issued by the Company, in the proportion of 40 (forty) shares to 1 (one) share, and subsequently split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without any change to the Company’s capital stock amount, but solely to its total number of shares (“Transaction”), with the consequent amendment to the Company’s Bylaws. The proposed Transaction does not imply in any change to the total number of securities of the Company traded on the American stock market (American Depositary Receipt - “ADR”).

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

Board of Directors
Under our bylaws, any matters subject to the approval of our Board of Directors can be approved only by the majority of votes of the present members. In addition, under our bylaws, our Board of Directors may only deliberate if a majority of its members currently in office are present at a duly convened meeting and in the event of a tie, the Chairman of the Board of Directors shall be the tiebreaker.
Election of Directors
The members of our Board of Directors are elected at shareholders’ meetings for three-year terms. The tenure of the members of the Board of Directors and of the Board of Executive Officers will be conditioned on such members signing the respective instrument of investiture and complying with applicable legal requirements.
Qualification of Executive Officers and Directors
Changes to the Brazilian Corporate Law have removed the requirement that executive officers must be residents of Brazil. Now, our executive officers and the members of our Board of Directors are not required to be residents of Brazil; however, their tenure is conditioned on the appointment of a representative who resides in Brazil with powers to, for at least three years after the termination of the term of office, to (i) receive service of process in proceedings initiated against such member based on the corporate legislation; and (ii) receive service of process and subpoenas in administrative proceedings initiated by the CVM when holding a management position in a publicly-held company. Despite the exception made by Brazilian Corporate Law, our Bylaws still require our Executive Officers to be residents of Brazil.
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
We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in a Brazilian major newspaper published in the same city as our headquarters, and the same newspaper's website must provide digital certification for all the documents kept on such website. On the first call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning, the first notice, at least 21 calendar days prior to the scheduled meeting date. On the second call of a shareholders’ meeting, the notice must be published no fewer than three times, beginning at least eight calendar days prior to the scheduled meeting date. In accordance with our bylaws, for meetings involving deliberations described under article 136 of the Brazilian Corporate Law, the notice must be published at least thirty calendar days prior to the scheduled meeting date and on the second call at least ten calendar days prior to the scheduled meeting date. As recommended by the CVM, for annual and extraordinary shareholders’ meetings, we convene our shareholders’ meeting at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.
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
Each shareholders’ meeting is presided over by the president of the Board of Directors, who is responsible for choosing a secretary of the meeting among those present at the meeting. In case of absence of the president of the Board of Directors at the shareholders’ meeting, the shareholders may choose, among those present, the president and the secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder less than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our Board of Directors, a member of our Board of Executive Officers, a lawyer or a financial institution, and the representation of the condominium members shall be made by the manager of the investment fund. The power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must present valid power of attorney (if the shareholder is to be represented by an attorney-in-fact), together with any other requirement provided for in the call notice.
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
Remote Voting
Pursuant to the CVM Resolution No. 81/2022, the system of Remote Voting is required to be adopted by Brazilian companies for all ordinary and extraordinary general shareholders’ meetings, due to the requirements set forth in article 26, paragraph 1, of CVM Resolution No. 81/2022. This system aims to facilitate the participation of the Company’s shareholders in its meetings. This resolution provides for the following:
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
In addition, listed companies are required to adopt certain measures regarding the voting process, including:
•informing the market of the adoption of the cumulative voting process in shareholders’ meetings immediately upon receipt of the first valid requirement; and
•disclosing voting maps, as well as any voting statement presented by a shareholder at a meeting.

In accordance with the provisions of applicable laws and regulations, the Company has adopted the Remote Voting System since its Annual Shareholders’ Meeting held on April 26, 2017.
If shareholders choose to remotely exercise their voting rights, pursuant to CVM Resolution No. 81/2022, they may send a remote voting ballot through: (i) their respective custody agent, if it provides this type of service; (ii) the Company's bookkeeping institution (Banco Bradesco S.A.); (iii) the Company's central depositary in which the common shares are deposited; or (iv) directly to the Company, observing the deadlines and timeframes set forth in the applicable regulations. We may, at our sole discretion, put in place an electronic system for those shareholders who choose to send the remote voting ballot directly to the Company so that the documents may be remitted to us in a digital format instead of sending hard copies to the Company's address. The availability of said system is set forth in the relevant documents disclosed by the Company for each shareholders’ meeting. Specific instructions regarding remote voting in shareholders’ meetings, will be disclosed in the relevant shareholders’ meeting manual, in addition to other channels that we may deem appropriate.
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
For the effective implementation of the Conversion, a voting agreement was executed on October 1, 2020 by and among the shareholders Telefónica S.A., Telefónica LATAM, SP Telecom, and, as intervening and consenting party, the Company, in order to comply with the provisions of ANATEL regulations. This voting agreement was filed and made available at our Company headquarters, as determined under article 118 of Brazilian Corporate Law (the “Voting Agreement”), However, on October 31, 2022, the Company informed the market and its shareholders that the Voting Agreement lost its purpose and effectiveness as a result of the liquidation and extinction of SP Telecom that took place on that date, given that its purpose consisted of maintaining the exercise of direct control power of the Company by SP Telecom. The shares issued by the Company and held by SP Telecom were delivered to its partners Telefónica S.A. and Telefónica LATAM, in the proportion of their respective participation in the social capital of SP Telecom, within the scope of the sharing of shareholders’ equity. The Company informed the market that the liquidation of SP Telecom, the consequent termination of the Voting Agreement and the aforementioned delivery of SP Telecom’s shares did not result in a change in the composition of the Company’s control (which was already indirectly held jointly by Telefónica S.A., Telefónica LATAM and SP Telecom, all companies under common control with Telefónica S.A.), its administrative structure or its regular operation.
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
Preemptive Rights
Under Brazilian Corporate Law, each shareholder has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of such shareholder in the total capital of the corporation. A minimum period of thirty (30) days following the publication of the capital increase notice shall be observed by the corporation for the exercise of the preemptive right by the shareholder. The right of participation in capital increases is assignable. In the event of a capital increase that would maintain or increase the proportion of capital represented by common shares, holders of shares, would have the preemptive right to subscribe only to our newly issued common shares. In the event of a capital increase that would reduce the proportion of capital represented by common shares, holders of common shares, would have the preemptive right to subscribe to our newly issued common shares in proportion to their shareholdings and to our newly issued common shares only to the extent necessary to prevent dilution of their interest.

Holders of ADSs, which represent common shares, may have the preemptive right to subscribe to newly issued common shares in certain circumstances under the deposit agreement. However, the ability of ADS holders to exercise their preemptive rights is subject to certain conditions, including the requirement that a registration statement under the Securities Act must be effective with respect to those rights, or that an exemption from the registration requirements of the Securities Act must be available. The Company is not obligated to file a registration statement for the shares related to these preemptive rights or to take other actions to make preemptive rights available to ADS holders. As a result, holders of ADSs may be unable to exercise their preemptive rights if no such registration statement is filed or an exemption is unavailable.
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
Mandatory Tender Offers
The Brazilian Corporate Law requires the launching of a tender offer at a purchase price equal to the fair value for all outstanding shares in order to cancel (or to convert) the registration of the Company as a publicly held company or in case of a substantial reduction in the liquidity of our shares as a result of purchases by our controlling shareholders. If our controlling shareholders enter into a transaction which results in a change of control of the Company, the controlling shareholders must include in the documentation of the transaction an obligation of the acquirer to launch a tender offer for the purchase of all our common shares for, at least, 80% of the price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the definitive documents of sale of the shares.

Rights of Withdrawal
The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from the Company and be reimbursed by us for the value of our common shares that it then holds.
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
Inspection of Corporate Records
Shareholders that own 1% (as reduced by CVM Resolution 70/2022) or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of the Company, if (1) any acts contrary to Brazilian law or the company’s bylaws have been committed, or (2) there are grounds to suspect that there are material irregularities in the Company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.
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
Interest on Shareholders’ Equity
According to Law No. 9,249/1995, or Law No. 9,249, Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity as an alternative form of making dividend distributions. Amounts paid as interest on shareholders’ equity (net of applicable withholding tax, as described below) may be deducted from the minimum dividends we are obligated to distribute to our shareholders in accordance with our bylaws and Brazilian Corporate Law. The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time applied over specific net equity accounts. The total amount distributed as interest on shareholders’ equity may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year with respect to which the payment is made and (ii) 50% of retained earnings for the year before that in which the payment is made. Payments of interest on shareholders’ equity are decided by the shareholders on the basis of recommendations of our Board of Directors.
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

C.Material Contracts
STFC Concession Agreements
On June 30, 2011, ANATEL renewed our STFC concession agreements and consolidated them into two new contracts (each filed as an Exhibit to this annual report). One of these contracts authorizes the Company to provide local telephone service (to the cities in Sector 31) and the other contract authorizes the Company to provide long-distance telephone service (to and from Sector 31). These concession contracts will expire on December 31, 2025.
Self-Composition Agreement
On December 16, 2024, we, alongside ANATEL, the TCU, and the Brazilian government, through the Ministry of Communications, entered into a term of self-composition for the adaptation of concession agreements for fixed-line telephone services to an authorization instrument, or the Self-Composition Agreement, which outlines the terms for migrating from the concession regime to an authorization regime. The agreement includes several key conditions: (i) we are required to make specific investments in the form, conditions, and terms established under the agreement; (ii) we must maintain the provision of fixed-line telephone services in certain locations without adequate competition within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to the concession at ANATEL or in the courts must be resolved, and we are required to withdraw any cases filed against the regulator; and (iv) we must commit to fulfilling public interest pledges for up to ten years as part of the adaptation process. Completion of the migration to the authorization regime is conditioned upon the signing of a unified authorization term with ANATEL, which is expected to occur in the first quarter of 2025. The execution of projects related to items (i) and (ii) totals a NPV of R$ 4.5 billion.
Authorizations
We have an authorization to provide local and long-distance telephone services under the private system (all sectors, except Sector 31, which is the area of concession), granted in 2002, for an unlimited term. We also hold multimedia communication service authorization terms, which are also material contracts. Based on these authorization terms, we may provide broadband services in the state of São Paulo and all over Brazilian territory. The terms were signed on April 17, 2003 and March 19, 2004 for an unlimited term and are still in effect. We also have conditioned access service authorization terms for the provision of Pay TV services. The authorization terms were transferred back to us in 2013, as a result of a corporate restructuring.
As regards mobile services, the PGA divided the country into three regions:
•Region I—States of Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas,
•Region II—States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Federal District; and
•Region III—State of São Paulo.
We received authorization terms for the provision of SMP services with national coverage, in all three regions. Licenses for SMP services grant the right to provide mobile services for an unlimited term. However, the use of radiofrequency spectrum is restricted in accordance with specific license conditions, as follows:
•Rio Grande do Sul, excluding Sector 30 (“A” band) until 2028 (renewed in 2022);
•Rio de Janeiro (“A” band) until 2028 (renewed in 2020);
•Espírito Santo (“A” band) until 2028 (renewed in 2022);

•Bahia (“A” band) and Sergipe (“A” band) until 2028 (renewed in 2022);
•São Paulo (“A” band), excluding sector 33 until 2028 (renewed in 2022);
•Paraná and Santa Catarina (“B” band) until 2028 (renewed in 2013);
•Distrito Federal (“A” band) until 2028 (renewed in 2021);
•Acre, Rondônia, Mato Grosso, and Mato Grosso do Sul, excluding sector 22 (“A” band) until 2028 (renewed in 2022);
•Tocantins and Goiás, excluding sector 25 (“A” band) until 2028 (renewed in 2022);
•Amazonas, Roraima, Amapá, Pará and Maranhão (“B” band) until 2028 (renewed in 2014);
•Minas Gerais, except sector 3 (“A” band) until 2028 (renewed in 2022); and
•For the cities in Sector 3, state of Minas Gerais, (“E” band) until 2035 (renewed in 2020).
License renewals for “A” and “B” bands must be requested within 30 months from the expiry date. Currently, according to Decree No. 10,402/2020, which regulates the New General Telecommunications Law, it is possible to renew licenses for successive periods. In November 2020, ANATEL decided to renew our authorizations in the “A” and “B” bands until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition over such specific conditions is still pending and will require a decision by the TCU.
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
•Rio Grande do Sul, excluding Sector 30;
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
•Paraná (excluding Sector 20) and Santa Catarina;
•Federal District;
•Minas Gerais;
•Acre, Rondônia, Mato Grosso and Mato Grosso do Sul, except Sector 22; and
•Tocantins and Goiás, excluding Sector 25.

The complete realignment (including the Sectors excluded above and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.
In April 2008, ANATEL auctioned off 36 blocks for authorizations in the 2,100 MHz band (3G licenses) until 2023. We obtained nine in the “J” band throughout Brazil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are:
•Rio Grande do Sul (including Sector 30 (“J” band) until 2038 (renewed in 2023);
•Rio de Janeiro (“J” band) until 2038 (renewed in 2023);
•Espírito Santo (“J” band) until 2038 (renewed in 2023);
•Bahia and Sergipe (“J” band) until 2038 (renewed in 2023);
•São Paulo (including the Sectors 32 and 33) (“J” band) until 2038 (in 2023);
•Paraná (including Sector 20) and Santa Catarina (“J” band) until 2038 (renewed in 2023);
•Federal District (“J” band) until 2038 (in 2023);
•Acre, Rondônia, Mato Grosso and Mato Grosso do Sul (including Sector 22) (“J” band) until 2038 (renewed in 2023);
•Goiás (including Sector 25) and Tocantins (“J” band) until 2038 (renewed in 2023);
•Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte (“J” band) until 2038 (renewed in 2023);
•Amazonas, Roraima, Amapá ,Pará and Maranhão (“J” band) until 2038 (renewed in 2023): and
•Minas Gerais (including Sector 3) (“J” band) until 2038 (renewed in 2023).
License renewals for the “J” band and “realigned L” band were requested between 36 and 48 months in advance of the expiry date. Currently, according to Decree 10,402/2020, which regulates Law 13,879/2019, it is possible to renew licenses for successive periods. In 2023, ANATEL renewed our authorizations for an additional period of 15 years. As these were first-extension requests provided for in the contract and bidding process that granted the original authorizations for the use of these radio frequencies, TCU's technical department did not identify any evidence of irrational or inappropriate use of these bands by Vivo that would justify rejecting the extension. However, they recognized the need to amend Article 31 of Resolution No. 757/2022 to align with the newly proposed maximum validity periods. On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved new Regulation for Radio Frequencies Conditions of Use. On February 5, 2025, TCU approved the renewal of 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 (“Acórdão nº 224/2025 – TCU – Plenário”).
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
•“D” Band (1,800 MHz) in sector 30, the state of Rio Grande do Sul;
•“E” Band (1,800 MHz) in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•Extension of the 900 MHz band in the State of Rio de Janeiro;

•Extension of the 900 MHz band in the State of Espírito Santo;
•Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of Sector 22 (in the state of Mato Grosso do Sul) and Sector 25 in the State of Goiás);
•Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception Sector 30;
•Extension of the 900 MHz band for the cities with area code 43 in the state of Paraná with the exception of Sector 20;
•Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the State of Paraná and Sector 20;
•Extension of the 900 MHz band in the State of Bahia;
•Extension of the 900 MHz band in the State of Sergipe;
•Extension of the 900 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in the State of São Paulo, with the exception of Sector 33;
•Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in Sector 22, in the State of Mato Grosso do Sul;
•Extension of the 1,800 MHz band in Sector 25, in the State of Goiás;
•Another extension of the 1,800 MHz band in Sector 25, in the State of Goiás;
•Extension of the 1,800 MHz band in the States of Rio do Janeiro, Espírito Santo, Bahia and Sergipe;
•Extension of the 1,800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;
•Extension of the 1,800 MHz band in the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;
•Extension of the 1,800 MHz band Sector 22 in the state of Mato Grosso do Sul, and Sector 25,, in the State of Goiás; and
•Extension of the 1,800 MHz band in Sector 20 in the state of Paraná.
In April 2023, ANATEL determined that our authorization terms in the 900 MHz band would not be extended, except in the state of Minas Gerais, claiming that the efficient use of this spectrum has not been properly demonstrated, since the low capacity associated with this band (2.5 + 2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses, however, does not affect the services currently provided by the Company. Also, in April 2023, ANATEL decided to extend our authorizations in the 1,800 MHz band until 2032.
In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2,500 MHz frequencies. We secured one block in 2,500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as the areas identified by the area codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo (SP). Nonetheless, the commitment to use the 450 MHz band could also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:
•Brazil (“X” Band – 2,500 MHz) until 2027 (associated with SMP service) (a renewal request for an additional 15 years was made in 2024);

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
In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except for the São Paulo and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and mid-west regions of Brazil (except for PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of such terms).
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
As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, were regulated by Resolution No. 4,373, and by Law No. 4,131/1962. Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which came into effect on December 29, 2022 and is regulated by (i) Central Bank of Brazil Resolutions No. 277, 278, 279 and 280, all of which were published on December 31, 2022, and which set forth rules on, among other things, foreign capital in Brazil, Brazilian capital in foreign countries and the definition of resident and non-resident for purposes of Law No. 14,286/2022, and (ii) by Central Bank Resolution No. 281, which was also published on December 31, 2022. Central Bank Resolutions No. 278 and 281 were amended by Resolution No. 348, published on October 17, 2023, which, among other things, extended the transition period of for Resolution No. 281, initially set to expire on October 31, 2023, extending the period for compliance with articles 2, 4, 5 and 6 and items I, III and V of article 3 of the referred resolution to October 1, 2024. As from 2024, Resolution No. 4,373 has also been replaced by Resolution No. 13/2024.
Resolution No. 13/2024 provides for the issuance of Depositary Receipts in foreign markets in respect of shares of Brazilian issuers. The Depositary Receipts program shall be approved by the Central Bank and CVM before the issuance of the Depositary Receipts. Accordingly, the proceeds from the sale of the Depositary Receipts by holders outside Brazil are free of Brazilian foreign investment controls, and holders of the Depositary Receipts may be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.” Under Resolution No. 13/2024, foreign investors registered with the CVM may buy and sell Brazilian securities, including the common shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. The registered foreign investors may also be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.”
Pursuant to Resolution No. 13/2024, an investor residing outside Brazil that is willing to invest pursuant to the mechanism described in the previous paragraph must: (i) appoint at least one financial institution or an institution authorized to operate by the Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Central Bank and the CVM; (ii) register as a foreign investor with the CVM; (iii) appoint one or more custodians authorized by CVM; (iv) register the foreign investment with the Central Bank; (v) appoint a tax representative in Brazil; and (vi) obtain a taxpayer identification number from the Brazilian federal tax authorities. The securities and other financial assets held by a foreign investor pursuant to Resolution No. 13/2024 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM. In addition, the trading of securities is in general restricted to transactions carried out on the Brazilian stock exchanges or over-the-counter markets licensed by the CVM.

CVM Resolution No. 13/20, as amended by CVM Resolution No. 64/22, regulates in the Brazilian securities regulation the obligation of the representatives of investors residing outside Brazil to inform CVM of the movements and application of funds of the investors participating in collective accounts and holders of own accounts represented by them. Also, in the case of non-resident legal entity investors, Resolution No. 13/20, as amended, provides the obligation to obtain registration with CVM prior to start operating as an investor in Brazil, provided that the information necessary to obtain this registration will be submitted to CVM by the representative of the non-resident investor and the registration will be granted automatically after the application for registration duly made by the representative
Registered Capital
Amounts invested in common shares by a non-Brazilian holder who qualifies under CMN rules and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. Pursuant to CVM Resolution No. 13/20, natural persons investing individually are exempted from registering as foreign investors before CVM, and their representatives must submit the information electronically required by CVM on their behalf before commencing any sort of investment, therefore, in case the natural person ADS holder exchanges the ADS for common shares, they must constitute a representative who will include the information on their behalf before remitting the funds from the conversion abroad.
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
An electronic registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. If a holder of ADSs exchanges such ADSs for common shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own electronic registration with the Central Bank, constituting a Brazilian financial institution as their representative for such purposes. Thereafter, any holder of common shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares, unless such holder is a duly qualified investor under CMN rules and obtains its own electronic registration.
If the holder does not qualify under the applicable CMN rules by registering with the CVM and the Central Bank and appoints a representative in Brazil to act directly in the Brazilian market to acquire common shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under the applicable CMN rules, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”

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
In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12,973, in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Accounting Standards Profits should be considered fully exempt.
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
Sale of Common Shares
Capital gains assessed on a Non-Resident Holder on the disposition of common shares carried out on a Brazilian stock exchange (which may include transactions carried out on the organized over-the-counter market, or OTC) are:
•exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the CMN rules, and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•subject to income tax at a rate of 15.0% in the case of gains realized by (1) a Non-Resident Holder that (A) does not comply with CMN rules and (B) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (2) a Non-Resident Holder that (A) does not comply with CMN rules, and (B) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that (1) does not comply with CMN rules, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.
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
There is no assurance that the current preferential treatment for a Non-Resident Holder of ADSs or common shares that complies with the applicable CMN rules will continue or that it will not change in the future.
Gains on the exchange of common shares for ADSs
The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in common shares or, in the case of other market investors under the applicable CMN rules, the acquisition cost of the common shares, as the case may be, is lower than:
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
Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs might be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. In particular, you may use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, you must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Certain treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant additional requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, the IRS has released guidance in the form of notices which provide temporary relief from the requirements of the Final Treasury Regulations for taxable years, ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether the new requirements of the Final Treasury Regulations have been met with respect to any withholding tax imposed on dividends on common shares or ADSs and, therefore, you should consult your tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs to which the Final Treasury Regulations may apply.
Instead of claiming a credit, you may, at your election, deduct otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Common Shares or ADSs
For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will generally be capital gain or loss, and will generally be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case, as determined in U.S. dollars. If a Brazilian tax on gains is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The limitations of the Final Treasury Regulations may generally preclude you from claiming a credit for all or a portion of any Brazilian taxes imposed on any such U.S.-source gains. In addition, for any foreign taxes paid or accrued in taxable year beginning on or after December 28, 2021, the Final Treasury Regulations generally would preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by you on the disposition. However, certain issued guidance provides temporary relief from certain of the new requirements of the Final Treasury Regulations, as discussed above. You may also, at your election, deduct otherwise creditable Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. You should consult your tax adviser as to whether the Brazilian tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2024 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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
To further assist our risk management, we perform fair value analyses of our derivative financial instruments, as well as sensitivity analyses of our risk variables and our risk of net exposure. For more details on the results of our valuation analysis, risk management strategies and sensitivity analysis of our derivative financial instruments, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.
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
Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2024, we received from Citibank N.A., our depositary, approximately US$2.4 million, for the services described above.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
As of December 31, 2024, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. Generally accepted accounting principles refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards“)

Our internal control over financial reporting includes those policies and procedures that:
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
Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment performed and those criteria, Telefônica Brasil´s management concluded that as of December 31, 2024, Telefônica Brasil’s internal control over financial reporting was effective.
Report of Independent Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm (PCAOB ID 1351), has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2024, which is included herein. The report is included on page F-2.
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

Item 16b. Code of Ethics
Responsible Business Principles

We have implemented a code of business conduct and ethics called the Telefónica Responsible Business Principles. These principles guide the conduct of all company employees, including members of the Board of Directors. These principles were modified in 2022 in order to include and/or update our commitments. Currently, the principles mainly involve ethical and responsible management, corporate governance, human rights and digital rights, commitment to the environment, innovation and responsible use of technology, responsible communication, commitment to the customer, employees and societies in which we operate and responsible supply chain management. No waivers were granted in 2024. A copy of the Telefônica Responsible Business Principles is available at https://www.telefonica.com.br/a-telefonica/vivosustentavel/principios-de-negocio-responsavel.
The Responsible Business Principles are reviewed periodically and approved by the board. Its global guidelines define the way we do business with all stakeholders and generate long term value. In addition, the Responsible Business Principles set forth mechanisms for decision making when facing ethical dilemmas and situations that eventually can be considered not in accordance with the law. We promote periodical training to our employees aiming to reinforce our code of ethics concepts and principles reaching 98.28% of our personnel.
The mission of the Compliance and DPO Department is to ensure the applicability of laws, anti-corruption compliance, and corporate ethics, thereby generating value for stakeholders, protecting the company and its employees, reducing risks of noncompliance, and strengthening our culture of integrity. The Compliance and DPO Department collaborates with other areas of the company to uphold best ethical business practices and provides updates on the compliance program to the Board of Directors through the Audit and Control Committee.
At Telefônica Brasil, the compliance program, called #VivoDeAcordo, applies to all employees of the company, including members of the Board of Directors, representatives and service providers of the Company and has important pillars for its solid implementation: i. full commitment of senior management; ii. regular analysis and assessment of business risks; iii. code of ethics and conduct; iv. internal policies and standards addressing various subjects (available on our intranet policy portal), such as prevention of corruption, conflicts of interest, gifts and hospitality; v. periodic training and communications on ethical and anti-corruption issues to all employees; vi. communication channels to clarify doubts about the entire program; vii. integrity due diligence; viii. monitoring and auditing; and ix. reporting channel.
As part of its commitment to maintaining a robust Compliance Program, the Company has received the DSC 10,000 certification annually since 2020, which is currently valid until December 12, 2025. In 2024, the Company was also recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best Compliance Department in Telecom and Technology. Additionally, in 2023, it was recognized as a Pro-Ethics company, an initiative by the Comptroller General of the Union (CGU) and the Ethos Institute, which highlights companies voluntarily adopting integrity measures to prevent, detect, and remediate acts of corruption and fraud.
These certifications and recognitions underscore that Telefônica Brasil’s Compliance Program has significantly evolved in recent years. The program’s robust mechanisms for preventing and combating corruption have enhanced the perception of ethics and integrity among employees, customers, and partners, solidifying Telefônica Brasil’s reputation as a company committed to ethical practices.
The Company is aware of the importance of its supply chain for its international presence, the impact and involved values in its business transactions volume. For this reason, the Company promotes, establishes and maintains high level of responsible behavior with respect of its suppliers, promoting among them not only compliance quality/service standards, but also ethical, social, environmental and privacy standards in any relationship with our supply chain.

Stimulating sustainability throughout the supply chain is an important challenge for the telecommunications sector. At the Company, this business relationship, guided by ethics and transparency, is based on the guidelines of the Sustainability Policy for the Supply Chain, implemented since 2016 and revised in 2024. This policy, approved by the board, establishes the Principles and Minimum Criteria for Responsible Business that suppliers must follow.
As one of the pillars of our code of ethics, the respect and commitment to human rights guide the regular and periodic evaluation of the impacts in our value chain. Since 2010, we have been signatories to the Global Compact, a UN initiative to encourage companies to follow corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.
Corporate social responsibility has always been present in our agenda, and, in 2020, we adopted the ISO 26000 (Guidance on Social Responsibility) management model. Through the ISO 26000 guidelines, we improve our organizational culture, minimizing the risks of our business, and ensuring an increasingly sustainable performance through ethical and transparent behavior.
Code of Ethics and Conduct Policy - Rules of Conduct for the Financial Executives
In addition to our Responsible Business Principles, we have adopted a code of ethics and conduct policy applicable to the chairperson, chief executive officer and vice presidents of the Company and its subsidiaries, and to any executives of the Company or its subsidiaries that work in the areas of finance, capital markets, treasury, financing, investor relations, accounting and accounting consolidation. A copy of such policy is included as Exhibit 11.1 to this annual report. Since its effective date, we have not waived compliance with our code of ethics and conduct policy.
Item 16c. Principal Accountant Fees and Services
In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in millions of reais)
Audit Fees	17, 4	15.7
Audit-Related Fees	0, 2	0.2
Total	17, 6	15.8
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

Item 16e. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company made the following repurchases under the Program in the year ended December 31, 2024:

	Year ended December 31, 2024
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Mar. 1, 2024 to Mar. 31, 2024	—	—	—	408,343,528
Apr. 1, 2024 to Apr. 30, 2024	1,086,400	48.75	1,086,400	407,257,128
May 1, 2024 to May 31, 2024	652,000	43.63	1,738,400	406,605,128
Jun. 1, 2024 to Jun. 30, 2024	3,905,200	44.97	5,643,600	402,699,928
Jul. 1, 2024 to Jul. 31, 2024	4,851,500	47.99	10,495,100	397,848,428
Aug. 1, 2024 to Aug. 31, 2024	4,928,700	51.29	15,423,800	392,919,728
Sep. 1, 2024 to Sep. 30, 2024	4,543,700	54.89	19,967,500	388,376,028
Oct. 1, 2024 to Oct. 31, 2024	1,975,800	54.43	21,943,300	386,400,228
Nov. 1, 2024 to Nov. 30, 2024	—	—	21,943,300	386,400,228
Dec. 1, 2024 to Dec. 31, 2024	3,958,100	50.53	25,901,400	382,442,128

(1)No purchases made in January or February 2024.
(2)For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 24(b) to our audited consolidated financial statements included elsewhere in this annual report.
On August 30, 2024, our board of directors approved an amendment to our Share Buyback Program. This program, referred to as the Legacy Program, enabled the acquisition of shares issued by the Company for subsequent cancellation, sale, or holding in treasury. The purpose of the Legacy Program was to acquire common shares issued by the Company for subsequent cancellation, sale, or holding in treasury, with no reduction in capital, in order to enhance shareholder value through the efficient application of available cash and to optimize the Company’s capital allocation. Share buybacks utilized resources available in our statutory profit reserve and the results obtained in fiscal year 2024, up to a maximum amount of R$1.5 billion. The Legacy Program began on March 5, 2024, and was scheduled to end on the earlier of March 4, 2025, or the date on which the maximum amount was reached. Acquisitions were conducted on the B3 at market prices. The Company’s management was responsible for determining the timing and number of shares to be acquired, in accordance with the limits established by the Legacy Program and applicable regulations. The Legacy Program succeeded our previous share buyback plan, which was approved by our board of directors on August 30, 2023, and expired on March 5, 2024, under which we repurchased 25.9 million shares.
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
The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors were appointed by our common shareholders and 10 of such directors are independent in line with the parameters set by CVM Resolution No. 80/2022.
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
We are subject to the corporate governance provisions of the Brazilian Corporate Law and of CVM Resolution 80/2022, as amended, which requires us to disclose certain corporate governance guidelines. Under CVM Resolution 80/2022, we must disclose information regarding our adoption of the governance practices set forth in the Brazilian Corporate Governance Code – Public Companies (the “Governance Code”). Thus, we are required to disclose a report named “Report on the Brazilian Corporate Governance Code – Public Companies” within seven months from the closing date of each fiscal year. Notwithstanding, since the governance practices set forth in the Governance Code are imposed only on a “comply or explain” basis, adherence to the recommendations described therein is not mandatory, however, an explanation must be disclosed with respect to any recommendations set forth therein that we do not adopt.
In addition, we have our corporate governance guidelines, which we disclose to the public on an annual basis.

Corporate Governance Practices
We are a corporation, a corporation organized under the laws of Brazil, and are subject to the corporate governance provisions set forth in the Brazilian Corporate Law. We comply with the regulatory requirements of the Brazilian Corporate Law regarding the independence of our board of directors, the establishment and composition of certain board committees, and the adoption and disclosure of corporate governance guidelines.
We comply with various requirements under Brazilian and international laws to promote strong corporate governance and enhance disclosure of material and other information.
We have implemented several measures to improve our corporate governance practices. We believe that these measures will benefit our current and future shareholders and investors, as well as the market in general. Among the measures we have implemented are:
•we have adopted a policy for the disclosure of material facts or corporate actions and trading of our securities (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários);
•adopted a policy for internal controls related to the Communication, Recording and Control of Financial and Accounting Information (Normativa sobre Registro, Comunicação e Controle de Informação Financeiro-Contábil);
•created the Quality and Sustainability Committee;
•created the Control and Audit Committee;
•established the Nominations, Compensation and Corporate Governance Committee;
•adopted a policy for transactions with the Company's related parties (Política para Transações com Partes Relacionadas);
•enacted a procedure for receiving and handling reports of accounting and auditing fraud in the company (Canal de Denúncias);
•enacted a policy of prior approval for the hiring of audit services (Normativa sobre Aprovação Prévia de Serviços a serem Prestados pelo Auditor Externo);
•enacted a code of business conduct and ethics (Princípios de Negócio Responsável);
•enacted a code of conduct for members of our financial team regulating the conduct of our managers in relation to the recording and control of financial and accounting information and their access to privileged and non-public information and data (Normas de Conduta para Financeiros);
•enacted a policy on communicating information to the securities market (Normativa sobre Comunicação de Informação aos Mercados); and
•enacted a policy on preventing and combating corruption (Diretrizes de Prevenção e Combate à Corrupção and Política Anticorrupção).
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
Data Protection and Privacy Initiatives
Our approach to data protection and privacy aligns with the core principles of information security—confidentiality, integrity, and availability—as well as the obligations established by the LGPD and other applicable laws and regulations. To uphold our commitment and ensure compliance, we have implemented a Privacy and Data Protection Governance Program supported by three key areas:
•Data Protection Office: This dedicated team, led by an appointed Data Protection Officer, is responsible for managing the privacy program. Its main functions include monitoring laws and regulations, enhancing transparency with data subjects, raising awareness, and providing employee training on privacy and personal data protection.
•Information Security: The Information Security team centralizes all aspects of information security and data protection management. This includes digital security, identity and access management, risk governance, business-centric security, offensive security, cyber defense, cyber threat monitoring and incident response, fraud prevention, and enterprise physical security.
•Legal: The Legal team supports the program by analyzing contracts, amendments, and other legal matters related to privacy and data protection.
Since the LGPD came into effect, our privacy program has been evolving to maintain the best privacy and data protection practices and to address the constantly evolving regulatory landscape. We have implemented several measures over the years, which include:
•actively participating in every public consultation by the ANPD;
•actively engaging in discussions on data protection and privacy in Brazil with representative business groups, other companies in the Telecom industry, and independent stakeholders;
•published our Global Employee Privacy Notice in our corporate intranet;
•redesigned and improved our Privacy and Transparency Center to create a unified information and communication channel for data subjects;
•under the organization of Conexis Brazil and together with other Telecom companies, established the Code of Best Practices on Data Protection, outlining compliance protocols for the LGPD to the sector;
•improved our data subject rights request process by introducing a new digital form with enhanced identity authentication through Brazilian government digital signing platform;
•improved our internal personal data mapping process, including a process revision initiative to update every process mapped so far;
•established privacy adequacy programs to be applied to new companies within the group under specific conditions;

•established new internal regulations and work instructions on privacy governance activities; and
•initiated an adequacy process to fulfill the obligations of the International Data Transfer and Standard Contractual Clauses Regulation.
Item 16h. Mine Safety Disclosure
Not applicable.
Item 16i. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16j. Insider Trading Policies
We have adopted a Rule for Disclosing Information to the Market (Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários), which governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of such policy is included as Exhibit 11.2 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.
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
In addition to threats to the integrity and privacy of data, Telefônica Brasil may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. In the current and digital context, information security is crucial to our business, given the cybersecurity risks we face, including potential information leakage and infrastructure compromise. Cybersecurity risks are considered to be one of the main risks, as a destructive attack can directly impact our operations and data leaks can impact directly our brand and customer relations. Despite efforts to modernize the network, infrastructure and replace legacy systems, we operate in an environment increasingly susceptible to cyber threats due to its complexity. Therefore, it is imperative to consistently identify and address technical vulnerabilities, operational process weaknesses, enhance employee awareness, and reinforce our capabilities to detect and respond to incidents. This requires increasing our security controls not only within our infrastructure but also across the supply chain and with partners. For instance, focusing on industry-adopted security measures as best practices, such as ISO (International Organization for Standatization), NIST (National Institute of Standards and Technology CSF Cybersecurity Framework) and CIS (Center for Internet Security and ensuring the security of cloud services is crucial.

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
At Telefônica Brasil, to address these risks, we have a strategic plan in place to guide our Corporate Security area that periodically assesses such risks and define specific mitigation plans. We manage these risks through a series of technical and organizational measures embedded in our digital security strategy. These measures include access controls, backup systems, critical system record reviews, vulnerability checks, network segregation measures, and protection systems such as firewalls, intrusion prevention systems, virus scanners, and other physical and logical security measures.
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
Our board of directors has overall oversight responsibility for our risk management, including cybersecurity risks, and, per the internal regulation of the board of directors and its technical and consulting committee, delegates risk management oversight to our control and audit committee of the board of directors. Our control and audit committee is charged with supporting our board of directors by evaluating the effectiveness and sufficiency of control systems and risk and contingency management processes. To support the monitoring of these activities by our control and audit committee, an independent Enterprise Risk Management area within internal audit has been established. This area is responsible for the supervision of our enterprise risk management processes, and its objective is to drive, support, coordinate and enforce the rules set forth in our enterprise risk management policy, which was approved by our board of directors in April 2024.
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
Cybersecurity Risk Management
Our corporate security department is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Thus, a security department, led by our CSO and our CISO, has been established and counts on around 400 professionals dedicated to the function. Our CSO is responsible for our regulatory security framework, the strategic oversight of our information security management processes, such as the security of our assets, business continuity management, and, most importantly, the protection of our data and customer and employee, thereby providing greater reliability to our business. Our CISO is primarily responsible for matters relating to information security and cybersecurity, including oversight of the processes by which the relevant persons or committees are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Chief Information Security Officer (CISO) has extensive experience in critical sectors and highly regulated environments, with over 20 years of expertise in financial services, risk and compliance management, information security, retail and wholesale, and cybersecurity. Her career includes leading strategic initiatives for risk mitigation, implementing governance and compliance frameworks, and driving robust security programs aligned with industry best practices and regulatory requirements.
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

Third-Party Service Providers
Our cybersecurity risk management department collaborates with third parties to develop the maturity of our security systems. This collaboration occurs in both a consultative capacity, where processes and workflows are developed, and an operational capacity, where assessments are conducted, and registered risk factors are monitored. This management area also serves in a consultative role with our partners, such as product and service resellers. The goal is to support them and ensure that identified high and critical risks are promptly reported to executives through imminent risk notifications.
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
Finally, we maintain an insurance policy to mitigate the impact of a potential incident. This insurance policy is subject to loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity incident will be covered under our policies.
Cybersecurity Incidents
In the year ended December 31, 2024, all identified security incidents were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies. We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See our audited consolidated financial statements beginning at page F-1.
Item 19. Exhibits

Exhibit Number	Description
1.1	Bylaws of Telefônica Brasil S.A., as amended (unofficial English translation). (Incorporated by reference to our Form 6-K furnished to the SEC on February 20, 2025)

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

4.2
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

4.4
Authorization Agreement of the Personal Mobile Service (Region II) between Agência Nacional de Telecomunicações – ANATEL and Telefônica Brasil S.A. dated January 18, 2010 (English language summary). (Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 19, 2014)

4.5
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

4.9
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

4.22
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

Exhibit Number	Description
8.1	List of Subsidiaries

11.1	Copy of our Ethics and Conduct Policy – Rules of Conduct for the Financial Executives of Telefônica Brasil, as adopted on September 18, 2017.

11.2	Copy of our Rule for Disclosing Information to the Market, as adopted in October 2011 (free translation)

12.1	Section 302 Certification of the Chief Executive Officer

12.2	Section 302 Certification of the Chief Financial Officer

13.1	Section 906 Certification of the Chief Executive Officer

13.2	Section 906 Certification of the Chief Financial Officer

97.1
Telefônica Brasil S.A. Executive Officer Compensation Recoupment Policy, dated November 29, 2023 (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on February 22, 2024)

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
Date: February 27, 2025

Telefônica Brasil S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended
December 31, 2024, 2023 and 2022.
Contents

F-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Telefônica Brasil S.A
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the "Company") as of December 31, 2024 and December 31, 2023, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
•Provision for tax litigations and regulatory contingencies
As described in Notes 8(g) and 20 to the consolidated financial statements, as of December 31, 2024, the Company has (i) recorded provision for tax of R$ 2,239,484 thousand (Income tax R$ 216,497 thousand, Note 8(g), and Other taxes R$ 2,022,987 thousand, Note 20) and regulatory contingencies of R$ 1,151,095 thousand, and (ii) disclosed contingencies related to tax and regulatory litigation in the amount of R$ 40,850,071 thousand and R$ 3,066,637 thousand respectively, and related to uncertain income tax position under discussion with tax authorities in the amount of R$ 36,939,312 thousand. The Company recognizes provision in the consolidated financial statements for the pending litigation when the Company has a present obligation as a result of a past event, management determined that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In the case of income tax pending litigations, management determines whether it is probable or not that the taxation authority will accept the uncertain income tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the tax and regulatory contingencies in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory provisions and contingencies (pending litigations) is a critical audit matter are (i) the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, (ii) a high degree of auditor judgment, effort, and subjectivity in evaluating management's assessment of the loss contingencies associated with litigations claims and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether it is probable the taxation authority will accept the income tax pending litigations, as well as financial statement disclosures. These procedures also included among others, (i) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (ii) evaluating the reasonableness of management's assessment regarding favorable and unfavorable outcomes, including the amounts involved and (iii) evaluating the sufficiency of the Company's disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's assessment regarding unfavorable outcomes.
•Revenue recognition - unbilled
As described in Notes 5 and 25 to the consolidated financial statements, of the total revenue recognized by the Company for the year ended December 31, 2024, R$2,752,975 thousand are related to amounts to be billed to customers (note 5c). When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the month-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.
The principal considerations for our determination that performing procedures relating to unbilled revenue is a critical audit matter are (i) the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved, and (ii) a high degree of audit subjectivity and effort in designing and performing audit procedures to evaluate whether the unbilled revenue estimates are recognized properly.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and IT general controls over the main systems involved in the process. These procedures also included, among others, (i) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy and completeness of the underlying data, (ii) testing billings completed following the month-end for consistency with the estimates made and (iii) recalculate the unbilled revenue estimated by the Company.
•Goodwill impairment assessment
As described in Note 14 to the consolidated financial statements, the Company's consolidated goodwill balance was R$26,565,135 thousand as of December 31, 2024, associated with a single Cash-Generating Unit (CGU) that provides telecommunications services through a broadly integrated network. As described in Note 15, management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management's cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth and discount rate.

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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management's process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth and discount rate. Evaluating management's assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable includes considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, (iii) whether this assumption was consistent with evidence obtained in other areas of the audit and, (iv) evaluating the sufficiency of the Company's disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.
/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
February 27, 2025
We have served as the Company's auditor since 2017.

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2024 and 2023
(In thousands of Reais)
CONSOLIDATED BALANCE SHEETS

ASSETS	Note	12.31.2024	12.31.2023

Current assets		22,814,327	19,244,962
Cash and cash equivalents	3.b.	6,691,098	4,358,276
Financial investments	4.b.	—	1,148
Trade accounts receivable	5.c.	9,471,592	9,318,077
Inventories	6.b.	1,097,238	822,814
Prepaid expenses	7	1,868,954	1,434,042
Income and social contribution taxes recoverable	8.c.	852,694	752,593
Taxes, charges and contributions recoverable	9	2,306,093	1,937,770
Judicial deposits and garnishments	10	150,993	72,516
Dividends and interest on equity		—	51
Derivative financial instruments	32.c.	15,524	8,336
Other assets	11	360,141	539,339

Non-current assets		102,126,346	101,493,018
Financial investments	4.b.	42,619	36,169
Trade accounts receivable	5.c.	370,149	351,036
Prepaid expenses	7	2,085,201	1,472,615
Deferred taxes	8.e.	158,215	177,245
Taxes, charges and contributions recoverable	9	606,345	675,305
Judicial deposits and garnishments	10	2,852,730	2,839,413
Derivative financial instruments	32.c.	1,840	76,952
Other assets	11	368,835	144,291
Investments	12.c.	566,384	438,870
Property and equipment	13.c	46,812,381	46,318,147
Intangible assets	14.c	48,261,647	48,962,975

TOTAL ASSETS		124,940,673	120,737,980

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2024 and 2023
(In thousands of Reais)

LIABILITIES AND EQUITY	Note	12.31.2024	12.31.2023

Current liabilities		24,257,939	20,084,184
Personnel, social charges and benefits	16.b.	1,238,452	1,204,183
Trade accounts payable	17.b.	9,230,624	8,169,945
Income and social contribution taxes payable	8.d.	9,898	3,515
Taxes, charges and contributions payable	18	1,585,936	1,605,505
Dividends and interest on equity	19.c.	2,237,090	2,247,884
Provision and contingencies	20.c.	1,770,997	900,971
Loans and financing, debentures, leases and other creditors	21.c.	6,447,958	4,475,660
Deferred income	22	1,019,134	960,078
Derivative financial instruments	32.c	866	6,948
Other liabilities	23	716,984	509,495

Non-current liabilities		30,883,239	31,026,476
Personnel, social charges and benefits	16.b	75,461	81,151
Income and social contribution taxes payable	8.d	215,355	197,155
Taxes, charges and contributions payable	18	5,128,584	3,895,732
Deferred taxes	8.e	4,015,677	3,418,740
Provision and contingencies	20.c	5,368,788	7,081,666
Loans and financing, debentures, leases and other creditors	21.c	14,298,572	14,261,567
Deferred income	22	126,912	126,525
Derivative financial instruments	32.c	10,403	87,755
Other liabilities	23	1,643,487	1,876,185

TOTAL LIABILITIES		55,141,178	51,110,660

Equity		69,729,582	69,566,795
Capital	24.a	62,071,416	63,571,416
Capital reserves	24.c	63,095	63,095
Income reserves	24.d	7,523,216	5,885,575
Equity valuation adjustment	24.f	71,855	46,709
Non-controlling shareholders	24.g	69,913	60,525

TOTAL EQUITY		69,799,495	69,627,320

TOTAL LIABILITIES AND EQUITY		124,940,673	120,737,980

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, except earnings per share)
CONSOLIDATED STATEMENTS OF INCOME

	Note	2024	2023	2022

Net operating revenue	25.b	55,845,048	52,100,151	48,041,162

Cost of sales	26	(31,352,158)	(29,415,400)	(27,431,680)

Gross profit		24,492,890	22,684,751	20,609,482

Operating (expenses) income		(15,819,378)	(14,766,926)	(14,011,571)
Selling expenses	26	(12,953,799)	(12,439,240)	(11,839,126)
General and administrative expenses	26	(3,205,014)	(2,957,296)	(2,737,600)
Other operating income, net	27	343,786	640,320	588,897
Share of results in investees – equity method	12.c.	(4,351)	(10,710)	(23,742)

Operating income		8,673,512	7,917,825	6,597,911

Financial expenses, net	28.b	(1,909,703)	(2,343,909)	(1,766,320)

Income before taxes		6,763,809	5,573,916	4,831,591

Income and social contribution taxes	8.f	(1,206,477)	(533,939)	(773,689)

Net income for the year		5,557,332	5,039,977	4,057,902

Attributable to:
Controlling shareholders		5,547,948	5,029,389	4,085,013
Non-controlling shareholders	24.h	9,384	10,588	(27,111)

Basic and diluted earnings per common share (in R$)	24.i	3.38	3.03	2.44

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais)
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Note	2024	2023	2022
Net income for the year		5,557,332	5,039,977	4,057,902

Other comprehensive income that may be reclassified into income in subsequent years		25,159	(5,414)	(15,834)
Gains (losses) on derivative financial instruments	24.f.	898	(922)	642
Taxes	8.e.	(305)	314	(218)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12.c.	24,566	(4,806)	(16,258)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent years		367,275	(99,017)	(51,729)
Unrealized losses on financial assets at fair value through other comprehensive income	24.f.	(21)	(90)	(212)
Taxes	8.e.	8	30	72
Actuarial gains (losses) and limitation effect of the assets of surplus plan	31.c.	555,441	(147,882)	(77,924)
Taxes	8.e.	(188,153)	48,925	26,335

Other comprehensive income (losses)		392,434	(104,431)	(67,563)

Total comprehensive income for the year		5,949,766	4,935,546	3,990,339

Attributable to:
Controlling shareholders		5,940,393	4,924,755	4,017,653
Non-controlling shareholders		9,373	10,791	(27,314)

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2021		63,571,416	63,074	(606,536)	1,297,905	3,385,302	—	119,354	—	—	2,028,524	68,157	79,000	70,006,196
Payment of additional dividend for 2021	24.e	—	—	—	—	—	—	—	—	—	(2,028,524)	—	—	(2,028,524)
Unclaimed dividends and interest on equity	24.e	—	—	—	—	—	—	—	—	167,449	—	—	—	167,449
Adjustment – Tax incentives	24.d	—	—	—	—	—	—	95,095	—	(95,095)	—	—	—	—
Cancellation of the Company's common shares	24.a	—	—	606,536	(606,536)	—	—	—	—	—	—	—	—	—
Repurchase of the Company's common shares	24.a	—	—	(607,429)	—	—	—	—	—	—	—	—	—	(607,429)
Right of Withdrawal – approval of the acquisition of Garliava	24.a	—	—	(14)	—	—	—	—	—	—	—	—	—	(14)
Equity transactions	12.c	—	—	—	2,409	—	—	—	—	—	—	—	—	2,409
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c	—	—	—	—	—	—	—	—	—	—	—	421	421
Other comprehensive income	24.f / 31.c	—	—	—	—	—	—	—	—	(51,386)	—	(15,974)	(203)	(67,563)
Net income for the year		—	—	—	—	—	—	—	—	4,085,013	—	—	(27,111)	4,057,902
Allocation of income:
Legal reserve	24.d	—	—	—	—	204,250	—	—	—	(204,250)	—	—	—	—
Interim interest on equity	24.e	—	—	—	—	—	—	—	—	(2,075,000)	—	—	—	(2,075,000)
Interim dividends	24.e	—	—	—	—	—	—	—	—	(1,000,000)	—	—	—	(1,000,000)
Additional proposed dividends	24.e	—	—	—	—	—	—	—	—	(826,731)	826,731	—	—	—
Balance on December 31, 2022		63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	52,107	68,455,847
Payment of additional dividend for 2022	24.e.	—	—	—	—	—	—	—	—	—	(826,731)	—	—	(826,731)
Unclaimed dividends and interest on equity	24.e.	—	—	—	—	—	—	—	—	139,766	—	—	—	139,766
Adjustment – Tax incentives	24.d.	—	—	—	—	—	—	99,132	—	(99,132)	—	—	—	—
Cancellation of the Company's common shares	24.a.	—	—	693,586	(693,586)	—	—	—	—	—	—	—	—	—
Repurchase of the Company's common shares	24.a.	—	—	(86,337)	—	—	(402,421)	—	—	—	—	—	—	(488,758)
Equity transactions	12.c.	—	—	—	23	—	—	—	—	—	—	—	—	23
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c.	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	24.f. / 31.c.	—	—	—	—	—	—	—	—	(99,160)	—	(5,474)	203	(104,431)
Net income for the year		—	—	—	—	—	—	—	—	5,029,389	—	—	10,588	5,039,977
Allocation of income:
Legal reserve	24.d.	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—
Interim interest on equity (Company) and mandatory minimum dividends (subsidiary)	24.e.	—	—	—	—	—	—	—	—	(2,586,000)	—	(2,586,000)	(2,884)	(2,588,884)
Share cancellation - share buyback program	24.a.	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—
Reserve for remuneration to shareholders and investments	24.d.	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—
Balance on December 31, 2023		63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	60,525	69,627,320

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Consolidated equity
Return of share capital - EGM 01/24/24	24.a.	(1,500,000)	—	—	—	—	—	—	—	—	—	—	—	(1,500,000)
Unclaimed dividends and interest on equity	24.e.	—	—	—	—	—	—	—	—	126,977	—	—	—	126,977
Adjustment – Tax incentives	24.d.	—	—	—	—	—	—	113,352	—	(113,352)	—	—	—	—
Repurchase of the Company's common shares	24.a.	—	—	—	—	—	(1,299,583)	—	—	—	—	—	—	(1,299,583)
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c	—	—	—	—	—	—	—	—	—	—	—	1,990	1,990
Other comprehensive income	24.f. / 31.c.	—	—	—	—	—	—	—	—	367,299	—	25,146	(11)	392,434
Net income for the year		—	—	—	—	—	—	—	—	5,547,948	—	—	9,384	5,557,332
Allocation of income:
Legal reserve	24.d.	—	—	—	—	277,397	—	—	—	(277,397)	—	—		—
Interim interest on equity (Company) and mandatory minimum dividends (subsidiary)	24.e.	—	—	—	—	—	—	—	—	(3,105,000)	—	—	(1,975)	(3,106,975)
Share cancellation - share buyback program	24.a.	—	—	—	—	—	1,099,584	—	—	(1,099,584)	—	—		—
Reserve for remuneration to shareholders and investments	24.d.	—	—	—	—	—	—	—	1,446,891	(1,446,891)	—	—	—	—
Balance on December 31, 2024		62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	—	71,855	69,913	69,799,495

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2024	2023	2022
Cash flows from operating activities

Income before taxes		6,763,809	5,573,916	4,831,591
Adjustment for:
Depreciation and amortization	26	14,202,285	13,389,573	12,659,873
Foreign exchange accruals on loans, financing and derivative instruments		(66,345)	57,836	199,625
Interest and indexation accruals on assets and liabilities		(61,273)	583,912	761,128
Share of results in investees – equity method	12.c.	4,351	10,710	23,742
Gains on write-off/sale of assets		(405,088)	(403,335)	(708,475)
Allowance for losses trade accounts receivable	26	1,523,263	1,362,678	1,315,614
Change in liability provision		93,049	24,320	251,116
Allowance for inventory impairment		41,896	67,748	34,672
Pension plans and other post-retirement benefits	31.c.	84,351	66,734	33,775
Provision for lawsuits	20.c.	321,936	661,743	653,686
Interest expenses (loans, financing, leases and derivative transactions)	21.c.	2,141,361	2,092,184	1,850,286
Dispute settlement agreement - Acquisition of Oi's mobile UPI	27	—	(244,229)	—
Reversal of provisions for fines for cancellation of lease and dismantling contracts	20.c.	(15,881)	(340,034)	(9,811)
Other		1,204	(38,890)	377

Changes in assets and liabilities
Trade accounts receivable		(1,661,763)	(1,943,089)	(854,322)
Inventories		(311,237)	(100,838)	(179,613)
Taxes recoverable		(444,717)	(376,330)	(631,528)
Prepaid expenses		(1,052,392)	(473,260)	(483,711)
Other assets		160,656	61,646	139,213
Personnel, social charges and benefits		24,494	169,537	184,741
Trade accounts payable		1,097,113	800,249	231,890
Taxes, charges and contributions		888,489	2,421,640	2,136,829
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	20.c.	(861,325)	(1,742,676)	(1,144,779)
Other liabilities		348,417	60,147	291,406
		16,052,844	16,167,976	16,755,734

Cash generated from operations		22,816,653	21,741,892	21,587,325

Interest paid on loans, financing, debentures and leases	21.c.	(2,078,021)	(2,054,278)	(1,531,511)
Income and social contribution taxes paid		(862,064)	(901,688)	(1,113,889)

Net cash generated by operating activities		19,876,568	18,785,926	18,941,925

Cash flows from investing activities
Additions to property and equipment, intangible assets and others		(9,324,123)	(8,811,346)	(9,894,116)
Proceeds from sale of property and equipment		376,591	434,446	777,996
Payments for acquisition of investments and capital contributions to invested companies, net of cash and cash equivalents for acquisition of companies	12.c.	(168,534)	(63,799)	(4,907,282)
Cash proceeds from sale of investments		161,057	196,057	232,057
Receipts net of judicial deposits		45,454	393,649	(411,682)
Net payments of receipts of financial investments		(5,302)	—	—
Receipt of dividends and interest on equity	19.b.	51	—	—
Cash and cash equivalents due to the acquisition (sale) of companies	1.c.2	13	—	—

Net cash used in investing activities		(8,914,793)	(7,850,993)	(14,203,027)

Cash flows from financing activities
Additions from loans and debentures	21.c.	83,084	30,025	4,500,000
Payments of principal on loans and financing, debentures, leases and other creditors	21.c.	(3,495,039)	(4,451,943)	(6,986,220)
Receipts – derivative financial instruments	32.c.	105,240	27,484	55,617
Payments – derivative financial instruments	32.c.	(50,910)	(135,198)	(166,659)
Payments for repurchases of common shares - share repurchase program	24.b.	(1,299,583)	(488,758)	(607,443)
Payments of dividends and interest on equity	19.c.	(2,532,399)	(3,832,612)	(5,709,263)
Capital subscriptions made by non-controlling shareholders in subsidiaries		21,933	511	421
Payments to shareholders for reduction of share capital		(1,461,279)	—	—

Net cash used in financing activities		(8,628,953)	(8,850,491)	(8,913,547)

Increase (decrease) in cash and cash equivalents		2,332,822	2,084,442	(4,174,649)

Cash and cash equivalents at beginning of the year	3.b.	4,358,276	2,273,834	6,448,483
Cash and cash equivalents at end of the year	3.b.	6,691,098	4,358,276	2,273,834

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. OPERATIONS
1.a. Background information
Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.
The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.
On December 31, 2024, Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 76.30% (75.29% on December 31, 2023) Note 24.a.
The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange ("New York Stock Exchange"–“NYSE“).
1.b. Operations
The Company renders the following services: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through concessions and authorizations, in addition to other activities.
Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).
Personal Mobile Service - SMP
Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.
The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
It is worth noting that, according to the interpretation of the Federal Audit Court (“TCU”), requests for extension must be assessed from the perspective that a new spectrum bidding is the rule and that, if ANATEL intends to approve the extension requested by the provider, it must prove compliance with the conditions set forth in the aforementioned Decree.
For radio frequency usage authorizations acquired prior to the 5G auction held in 2021, every two years, after the first extension, the Company must pay a fee equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (Note 23), and, for certain terms, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans. In authorizations issued in the 700MHz, 2100MHz, 2500MHz sub-bands and in part of the 900/1800MHz authorizations, the calculation of the fee also applies to the remuneration for network use (interconnection).
In July 2018, ANATEL published Resolution No. 695 with a new regulation on public spectrum pricing. This Resolution established new criteria for the costs of extending licenses. The formula takes into account factors such as the length of the authorization, revenue earned in the region, and the amount of spectrum used by the provider. In addition, part of the payment may be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of authorization extensions depends on ANATEL's assessment. In this sense, it is important to clarify that ANATEL has recently adopted different calculation methods for valuing authorization extensions. Still within this context, ANATEL submitted for public consultation, in November 2023, the revision of the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, also establishing as the standard methodology for this purpose the discounted cash flow method at net present value (“VPL”).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
In the table below, we present, in summary form, information on the authorizations for each sub-range held by the Company for use in the SMP, as well as the events that occurred in 2024 related to their respective extensions (when applicable).

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations
700 MHz	National	—	2029
850 MHz(1)	National (except AL, CE, PB, PE, PI e RN)	GO (sector 24 of PGO); MS (sector 21 of the PGO); MG (PGO sector 2); RS (sector 29 of the PGO) and SP (except sector 33 of the PGO)	2028
900 MHz	MG, AM, RR, AP, PA, MA, BA, SE and SP (except area 11)	Authorizations arising from the acquisition of part of Oi's Mobile Assets UPI in 2022	2031-2032
1.800 MHz	National (except MG)	—	2032
	National (except area 43 - PR)	Authorizations arising from the acquisition of part of Oi's Mobile Assets UPI in 2022	2031-2032
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035
	MG (sector 2 PGO)	—	2032
2.100 MHz(2)	National	—	2038
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 of PGO), RS , PR and SC	Authorizations arising from the acquisition of part of Oi's Mobile Assets UPI in 2022	2038
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 PGO); MG (sector 2 PGO); MS (sector 21 PGO) and GO (sector 24 PGO)	2041
2.500 MHz	National	—	2027-2031
3.500 MHz	National		2041
26 GHz	National		2041

(1) Extension of authorizations in 850 MHz: In accordance with the provisions of Ruling No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for use of the 850 MHz sub-bands held by the Company in the states of São Paulo, Mato Grosso, Acre, Rondônia and Mato Grosso do Sul (except sector 22), whose terms ended, respectively, in January, March, July, July and September 2024. As for the other authorizations in 850 MHz, ANATEL determined that the amount due for the extension should be calculated based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-bands.
(2) 2,100 MHz Authorizations renewal: In April 2023, ANATEL decided to renew our current authorizations for the use of 2,100 MHz radio frequencies until April 2038 and submitted its decision to TCU review. As these were first-time renewal requests provided for in the contracts and bidding processes that originally granted these authorizations, TCU’s technical division did not identify evidence of nonrational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the new proposed maximum validity terms. On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved new Regulation for Radio Frequencies Conditions of Use. On February 5, 2025, TCU approved the renewal of 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 (“Acórdão nº 224/2025 – TCU – Plenário”).
Switched Fixed Telephone Service (STFC)
The STFC concession model, adopted in 1998 with the signing of contracts resulting from the privatization of the telecommunications sector, brought about a true revolution in the provision of telecommunications services in Brazil. Over the course of more than 20 years, concessionaires promoted the expansion and universalization of fixed-line telephone service, which, before privatization, was expensive, elitist and left consumers waiting in long queues, lasting months or years.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 23).
During this period, the concession contracts underwent changes due to several events that occurred throughout their term, which still have repercussions on the financial equation originally contracted, causing a reduction in revenues and increases in planned costs. Given this scenario and with the end of the term of the concession contracts approaching, it is natural to seek a consensus with the regulatory body on the events related to the change in the economic and financial balance of the contracts.
In this sense, we exhausted discussions in all administrative channels and, given the lack of consensus, we entered into an arbitration agreement with ANATEL on July 1, 2021. On July 10, 2021, the Company submitted a request to the International Chamber of Commerce to initiate arbitration against ANATEL, as provided for in the concession contract and under the terms of Law 9,307/1996, as well as the General Telecommunications Law itself.
On the other hand, on October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published, introducing changes to the telecommunications regulatory framework by allowing fixed-line telephone concessionaires to migrate from a concession regime to an authorization regime subject to lower regulatory burdens, including those associated with the continuity and universalization of STFC in the concession area, as well as possible restrictions on the assets associated with its provision.
The methodology, developed by ANATEL, with an estimate of the economic value associated with the adaptation of the concession instrument to authorization, was approved by the TCU on March 22, 2023, but with a determination that ANATEL ensure the adoption of values close to market values for the assessment of the reversible assets considered most relevant. The value of the balance, resubmitted by Anatel on July 24, 2023, should be assessed by the Company within 120 (one hundred and twenty) days.
At the same time, the parties began discussions on the possibility of a potential consensual solution to the matters raised in the arbitration, with the TCU. Accordingly, the Company filed a request to suspend the arbitration proceedings, which was corroborated by ANATEL and accepted by the TCU, and ANATEL granted the suspension of the assessment period for the balance of the adaptation.
The proposal for the Terms and conditions of the Self-Composition Agreement for Adaptation of the STFC Concession Contracts (“Agreement”) for the authorization instrument was approved by the TCU Plenary on November 27, 2024 and signed on December 16, 2024. The Terms include, among others: (i) the realization of investments by the Company, in the manner, conditions and terms established in this Agreement, in exchange for the adaptation; (ii) the maintenance of the provision of the STFC, in locations without adequate competition contained in the provision area of the STFC concession contracts that will be terminated, until December 31, 2028; (iii) termination of administrative and judicial proceedings directly related to the STFC concession (Note 20); and (iv) withdrawal by the Company from the arbitration proceedings (above mentioned).
The execution of projects related to items (i) and (ii) totals a NPV of R$4.5 billion.
After the approval of the Self-Composition Term with ANATEL, TCU and the Federal Union, through the Ministry of Communications, and in view of the Company's decision to carry out the migration from the concession regime to the authorization regime, the signing and issuance of the Single Term by ANATEL will take place, scheduled to occur by the end of the first quarter of 2025, at which time the Company's assets used in the STFC will no longer be considered reversible assets.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
In recent years, ANATEL has been reviewing and introducing regulatory changes, especially with regard to asymmetric competition measures and interconnection fees charged between local telecommunications service providers. Asymmetric competition measures may include regulations aimed at rebalancing markets where one or more participants hold significantly different market power over other competitors.
Under ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself.
The expectation, signaled at ANATEL for the 2025-2026 biennium (discussed in Public Consultation No. 46, dated September 11, 2024, and approved by ANATEL Internal Resolution No. 399/2024, dated December 30, 2024), is that the new PGMC will be published in the second half of 2025. As previously pointed out, also in November 2023, ANATEL submitted for public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, dated November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, signaled at ANATEL for the 2025-2026 biennium, is that the new RUE will also be published in the second half of 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
Regarding the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top-down model – Act No. 9157/2018).
As to the Offers, as mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), these were being debated within the scope of ANATEL for the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of five years.
The Company currently has contracts signed with the possibility of charging the minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.
Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact on remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.
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
In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. In this regard, it should be added that ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation seeks to change some provisions in a more relevant way, such as the way in which telecommunications services are offered, in addition to updating/modernizing some rules regarding customer service. Due to several discussions about the new RGC, including culminating in the cancellation of some of its provisions, ANATEL decided to extend the start of its validity, which will begin in September 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
Finally, there is also the risk that the Company will not be successful in future tenders to be carried out by ANATEL regarding the acquisition of new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies adopt the necessary measures for the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding to the 700 MHz subband. A draft of the Bidding Notice was submitted for debate through Public Consultation No. 59/2024, which will be open to contributions until the end of January 2025. There is therefore an expectation that a new bidding process will be held for this sub-range in 2025. Therefore, there is an expectation that a new tender will be held for this subband in 2025. As indicated by ANATEL through Resolution No. 757/2022, it is expected that ANATEL will hold new auctions by 2028, for the 850 MHz sub-band, and before 2032, for the 900 MHz and 1800 MHz sub-bands.
1.c. Corporate events in 2024
1.c.1. Establishment of the joint venture with Auren
On December 18, 2023, the Company signed an investment agreement with Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), for the creation of a joint venture, in which each shareholder holds a 50% equity interest. The entity is engaged in the commercialization of customized renewable energy solutions throughout Brazil (“Operation”).
On January 5, 2024 and February 7, 2024, the Operation was authorized to operate by the General Superintendence of the Administrative Council for Economic Defense (“CADE”) and the European antitrust body, respectively. Accordingly, on March 15, 2024, the Company and Auren made capital contributions of R$10,319 each in the joint venture, named Gud Comercializadora de Energia S.A. (“GUD”) and, On April 11, 2024, the process to obtain the necessary regulatory licenses and authorizations for the development of GUD's business began.
The joint venture leverages the experience of Auren, a market reference in renewable energy generation in the country and of the Vivo (the Company's brand) a reference digital platform in technology and connectivity, with growing presence in B2C and B2B digital ecosystems. By associating Auren's performance in the generation and commercialization of energy with the Company, with its digital penetration and distribution capacity, GUD intends to position itself in the free energy market in Brazil, which has been opening gradually from January 2024 to business sector customers served by high voltage networks with demand below 500kW. The Operation, reinforces the Company's market positioning, improving customer experience through value propositions emphasizing its commitment to the Environmental, Social and Corporate Governance (“ESG”) pillars.
1.c.2. Constitution of Vivo Pay Holding Financeira Ltda. (“Vivo Pay”)
On February 2, 2024, the Company formed a single-person limited liability company Vivo Pay Holding Financeira Ltda.("Vivo Pay Holding"), whose exclusive purpose is to hold equity interests in institutions authorized to operate by the Central Bank of Brazil ("BACEN"), as a partner or shareholder. The Company made a capital contribution of R$15,000 to Vivo Pay, through the issuance of 15,000,000 shares with a nominal value of R$1.00 (one Real) each.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
On September 2, 2024, the approval by the BACEN of the application for authorization to operate Vivo Pay Sociedade de Crédito Direto S.A. (“Vivo Pay SCD”), a company controlled by Vivo Pay Holding, was published in the Official Gazette of the Union (“DOU”).
1.c.3. Acquisition of IPNET Cloud Services and Systems Development Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) by Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo”) (Business Combination)
On July 22, 2024, CloudCo Brasil, a direct subsidiary of the Company, entered into a quota purchase and sale agreement and other agreements, to acquire all of the quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) (“Transaction”), for the amount of R$223,799, subject to the achievement of certain operational and financial metrics. This amount includes a non-compete agreement which was recognized separately from the business combination at a fair value of R$27,136. The remaining purchase price (R$196,663) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible.
The IPNET Group explores, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration and related support. Having been in the market for 20 years, the group has participated in the digital transformation of companies.
The Transaction documents contain terms and provisions common to this type of transaction, and their completion was subject to compliance with certain conditions precedent, including obtaining authorization from CADE and implementing a corporate reorganization involving the incorporation of the companies Metarj Soluções em Geotecnologia e Desenvolvimento de Sistemas Ltda. (“Metarj”) and XL Solutions Ltda. (“XL”) by IPNET.
These conditions precedent were met, namely: (i) the final decision of CADE, dated September 3, 2024, which approved the Transaction, without restrictions, through Concentration Act No. 08700.005417/2024-69; and (ii) corporate reorganization with the incorporation of Metarj and XL by IPNET.
With the completion of the acquisition, as of October 1, 2024, CloudCo Brasil became the direct controller of IPNET.
The Transaction will broaden CloudCo’s Brasil product portfolio and strengthen its professional and managed services, promoting accelerated growth. The investment also strengthens the Company’s digital ecosystem in the B2B segment, by advancing innovative solutions.
In accordance with IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by adding the fair values of the transferred assets, the liabilities assumed on the acquisition date with the former controlling shareholders of the acquired company and the equity interests issued in exchange for control of the acquired company.
As of the date of these consolidated financial statements of the Company, CloudCo is in the process of finalizing the purchase price allocation report (Purchase Price Allocation - PPA), by analyzing the determination of the fair value of the identifiable assets acquired and liabilities assumed from IPNET. It is estimated that this final analysis will be completed as soon as Management has all relevant information on the facts, not exceeding the maximum period of 12 months from the acquisition date. As of December 31, 2024, the Company's consolidated financial statements include the preliminary allocations of the PPA.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The premises, critical judgments, methods and hypotheses used by CloudCo Brasil to determine these fair values were as follows:
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
The main assumptions used in the evaluation of the brands were: (i) Revenue: Evaluation of the intangible asset was based on net revenue projections supported by the entity's historical growth, without the synergy of the acquisition of IPNET; (ii) Royalty rate: According to research carried out at the time, we observed that in the telecommunications market, approximately 1% average royalty rate was used on net revenue; (iii) Brand costs and expenses: A percentage of 10% of net revenue was considered with royalties for brand maintenance, such as marketing expenses and others; (iv) Tax rate: 34%, in accordance with Brazilian tax legislation; and (v) Discount rate (“WACC”) after taxes: 18.23%.
As a result of the calculation described, the fair value of the brand was R$10,099, with an amortization period of 5 years.
Customer portfolio
The customer portfolio was evaluated using the MMSE method (“Multi-period Excess Earnings Method”), this method for evaluating the customer portfolio was used due to the possibility of attributing the cash flow generated directly to the identified asset.
The main assumptions used in evaluating the customer portfolio were: (i) Revenue: for portfolio projection purposes, we consider the net recurring revenue for the year 2024. The average customer retention rate in the database was calculated, as well as the evolution of average revenue per customer in the periods. The portfolio decline (“churn”) was estimated at 20%; (ii) Deductions and Expenses: Deductions on gross revenue were designed in accordance with historical practice, substantially taxes on sales or services. Expense costs were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time. (iii) Tax rate: 34%, in accordance with Brazilian tax legislation; (iv) Discount rate (“WACC”) after taxes: 18.23%.
As a result of the calculation described, the fair value of the customer portfolio was R$28,749, with an amortization period of 5 years.
Contingent Liabilities
In accordance with IFRS 3, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination even if it is not probable that outflows of resources will be required to settle the obligation, as long as it is a present obligation that arises from past events and its fair value can be measured reliably. In compliance with the previous requirements, contingent liabilities at fair value of R$8,964 were recognized in this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Composition of the fair value of net assets acquired
Below is a preliminary summary of the composition of the fair value of the net assets acquired in the amount of R$22,224, as well as the goodwill generated on the acquisition date, still subject to adjustments upon completion of the work:

Current assets	33,720	Current liabilities	36,722
Cash and cash equivalents	13	Loans - financial institutions	3,063
Accounts receivable	27,177	Other liabilities	33,659
Other assets	6,530	Non-current liabilities	110,321
		Loans - financial institutions	2,500
Non-current assets	135,547	Deferred income tax and social contribution	12,187
Indemnification assets(1)	95,634	Provision(3)	95,634
Property and equipment	1,065
Intangible assets(2)	38,848	Fair value of liabilities assumed	147,043

		Fair value of net assets acquired	22,224

		Goodwill(4)	174,439

Fair value of assets acquired	169,267	Total consideration	196,663

.
(1)Refers to the allocation of R$95,634 of the fair value attributed to the Indemnification asset related to the contingent liability, which is being updated by SELIC.
(2)Refers to the allocation of fair value attributed to intangibles of R$38,848, being: (i) brand (R$10,099);and (ii) customer portfolio (R$28,749).
(3)Refers to the allocation of the fair value attributed to the contingent liability, accruing by SELIC interest.
(4)Refers to the value of the goodwill calculated on the acquisition of IPNET with the expectation of future synergies from the combination of the acquiree's businesses, which may be used for tax purposes.
Non-compete agreement
For the non-compete agreement recognized separately from the business combination the income approach was used, based on the “with and without” contract (“with/without” method). This method consists of projecting the expected cash flows for two scenarios: one with the non-compete agreement and the other without the non-compete agreement. Cash flow without the non-compete agreement considers a revenue loss rate and a potential competitor's probability of effectively competing with the Company. The difference between the cash flows of the two scenarios, which corresponds to the loss avoided by the non-compete agreement, is brought to present value by the specific rate of return for this asset and compared with the present value of the original cash flow (without loss revenue).
Two variables were considered to adjust the revenue that would be impacted by competition with sellers: (i) Capacity for reduction; It is; (ii) Likelihood of competition.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The main assumptions used in the evaluation of the Non-Compete Agreement: (i) Reduction capacity: measures the impact on the reduction of gross revenue if the salespeople were not present in the acquired business seeking to increase this revenue, as well as if they were competing with the business that was sold. Initially, a greater impact of 25% was estimated, which will reduce year by year to 10% in the last year of the agreement; (ii) Probability of Competition: measures the probability of salespeople leaving the business, giving up the earn-out benefits in each period. The probability of competition decreases each year, starting at 50% and ending at 30%; (iii) Revenue Loss: represents the multiplication of the revenue reduction capacity by the probability of competition. The probability of loss also decreases each year, starting at 12.5% and ending at 3.0%; (iv) Projection: for the other projection factors, we kept them constant as in the original projection; (v) Working Capital: We used the same working capital metrics (days outstanding) to assess the impact of changes in working capital; (vi) After-tax discount rate (“WACC”): 18.23%.
As a result of the calculation described, the fair value of the non-compete was R$27,136, with an amortization period of 6 years.
The total consideration was R$196,663, with payment as follows: R$32,871, paid in cash upon completion of the Transaction and the balance of R$163,792 will be paid in accordance with contractual clauses, updated by the variation of the IPCA / SELIC rate.
Transaction costs incurred until the closing of the transaction on October 1, 2024, are R$3,291. These costs are not considered components of the consideration transferred, and were recognized as expenses in the periods in which the costs were incurred.
The fair value of acquired accounts receivable is R$27,177. The gross contractual amount for trade receivables due is R$31,714, with a loss allowance of R$4,537 recognized on acquisition.
From the date of acquisition (October 1, 2024) until December 31, 2024, IPNET contributed R$63,658 in net operating revenue and a loss of R$2,876 to the Company's results.
1.d. Tax Reform on consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. To begin the process of regulating the constitutional amendment, Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025. In parallel, Complementary Bill No. 108/2024, which, among other topics, regulates tax litigation and rules for administering new taxes, is still being processed in the National Congress.
The Reform model is based on a dual VAT divided into two jurisdictions, one federal (Contribution on Goods and Services - CBS) and one sub-national (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS and ISS taxes.
A Selective Tax (“IS”) under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health and the environment, under the terms of the LC, and there is an express provision that the IS will not apply to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.
The impacts of the Reform on the calculation of the aforementioned taxes and on the fulfillment of accessory obligations, from the beginning of the transition period, will only be fully known after the other stages of legal and infra-legal regulation, which may include the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Since the changes will be applied prospectively, has not effect of the Reform on the financial statements as of December 31, 2024.
2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
2.a. Statement of compliance
The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards“).
2.b. Basis of preparation and presentation
The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS Accounting Standards.
The Company prepared the consolidated financial statements based on the assumption of operational continuity.
An asset is classified as current when it meets any of the following criteria: (a) it is expected to be realized, or is intended to be sold or consumed, in the normal course of the entity's operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be realized within twelve months after the balance sheet date; or (d) it is cash or a cash equivalent, unless its exchange or use to settle a liability is prohibited for at least twelve months after the balance sheet date.
A liability is classified as current when it meets any of the following criteria: (a) it is expected to be settled during the entity's normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be settled within twelve months after the balance sheet date; or (d) the entity does not have the right, at the balance sheet date, to defer settlement of the liability for at least twelve months after that date.
The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.
The Statements of Cash Flows were prepared in accordance with IAS 7 and reflect the changes in cash that occurred in the years presented, using the indirect method.
The Board of Directors authorized the issuance of this consolidated financial statements at the meeting held on February 20, 2025.
2.c. Functional and reporting currency
The Company’s financial statements for the years ended December 31, 2024, 2023 and 2022 are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real (R$).
Transactions in foreign currency are converted into the Real as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.
2.d. Basis of consolidation
In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and equity interest in subsidiaries are eliminated entirely. Investments in jointly controlled companies are accounted are accounted for under the equity method in the consolidated financial statements.
Significant information on the investees is presented in Note 12.b.
2.e. Segment reporting
Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in evaluating the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis Management's conclusion is that the Company and its subsidiaries operate in a single operational segment providing services telecommunications.
2.f. Material accounting practices
Material accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company's financial statements are included in the respective notes to which they refer.
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2024 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2023 except for the changes required by the new pronouncements, interpretations and amendments, approved by the International Accounting Standards Board (IASB), which are effective from January 1, 2024, as follows:
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•Supplier financing agreements - Amendments to IAS 7 and IFRS 7: In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments, being: Disclosures to clarify the characteristics of financing agreements of suppliers and require additional disclosure of such agreements. The disclosure requirements in the amendments are intended to assist users of financial information in understanding the effects of supplier financing arrangements on an entity's liabilities, cash flows, and exposure to liquidity risk. The Company and/or its subsidiaries do not have financing agreements with suppliers.
The adoption of these amendments did not have any impact on the consolidated financial statements in the initial period of adoption (January 1, 2024).
New IFRS pronouncements, issues, amendments and interpretations of the IASB
The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company's financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7: On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income. Effective for annual periods beginning on or after 1 January 2026.
•IFRS 18: Presentation and Disclosure in Financial Statements: In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. In addition, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.
The standard also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and the notes.
In addition, narrow-scope changes have been made to IAS 7 (equivalent to IFRS 18: Presentation and Disclosure in Financial Statements), which include changing the starting point for determining cash flows from operations using the indirect method, from “profit or loss for the period” to “operating profit or loss” and removing the optionality for classifying cash flows from dividends and interest.
IFRS 18 and the amendments to the other standards will come into effect for reporting periods beginning on or after January 1, 2027, with early application permitted and required to be disclosed, although in Brazil early adoption is not permitted. IFRS 18 will be applied retrospectively. The Company is currently working to identify all the impacts that the amendments will have on the primary financial statements and explanatory notes to the financial statements.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
IFRS 19: Subsidiaries without Public Accountability: Disclosures: In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, that comply with IFRS accounting standards.The Company is currently working to identify all impacts that the changes will have on the financial statements and explanatory notes to the financial statements of its subsidiaries that meet the requirements of the standard.
IFRS 19 will be effective for reporting periods beginning on or after 1 January 2027, with early application permitted and required to be disclosed, although in Brazil early adoption is not permitted.
•Amendments to IAS 21 - Lack of Exchangeability: In August 2023, the IASB amended IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements, adding new requirements aimed at helping entities determine whether a currency is convertible into another currency and, when it is not, the spot exchange rate to be used. Prior to these amendments, IAS 21 only established the exchange rate to be used when the lack of convertibility was temporary. This amendment is effective as of January 1, 2025. The Company does not expect these amendments to have a material impact on its operations or financial statements.
The Company estimates that the adoption of these standards and amendments will not have a significant impact on the consolidated financial statements in the initial period of adoption.
The Company did not early adopt any new accounting statements or interpretations, the application of which is not mandatory.
2.g. Significant accounting judgments estimates and assumptions
The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the year end date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: corporate events in 2024 (Business Combinations), trade accounts receivable; income and social contribution taxes; property and equipment; intangible assets; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and risk and capital management.
3. CASH AND CASH EQUIVALENTS
3.a. Accounting policy
These are financial assets, measured at amortized cost, maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value and when redeemable within 90 days.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
3.b. Breakdown

	12.31.2024	12.31.2023
Short-term investments(1)	6,542,862	4,289,932
Cash and banks(2)	148,236	68,344
Total	6,691,098	4,358,276

.
(1)Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements held by top tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On December 31, 2024, the average remuneration of these short-term investments corresponded to 99.66% of the CDI (101.50% on December 31, 2023).
(2)On December 31, 2024 and 2023, the Consolidated balances included R$18,308 and R$19,474, respectively, related to the Financial Clearing House, with a Telefónica Group member company (Note 29).
4. FINANCIAL INVESTMENTS
4.a. Accounting policy
They are financial assets, measured at amortized cost, subject to a significant risk of change in value, not classified as cash and cash equivalents.
4.b. Breakdown

	12.31.2024	12.31.2023
Guarantee for legal proceedings(1)	42,619	36,169
Investment fund – FDIC	—	1,148
Total	42,619	37,317

Current	—	1,148
Non-current	42,619	36,169

(1)Refer to financial investments held as guarantees for lawsuits (Notes 20 and 34.b).
5. TRADE ACCOUNTS RECEIVABLE
5.a. Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
5.b. Critical estimates and judgments
In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, customer profiles, business models, risk perception, guarantees and economic conditions in credit assessment and considering prospective information. Although the Company believes that the assumptions used are reasonable, the results of the estimates may be different.
5.c. Breakdown

	12.31.2024	12.31.2023
Services and goods(1)	11,001,308	10,996,158
Interconnection amounts(1)/(2)	632,033	683,876
Vivo Money FIDC	360,411	358,000
Amounts from related parties (Note 29)(1)	63,240	68,924
Gross accounts receivable	12,056,992	12,106,958
Estimated impairment losses	(2,215,251)	(2,437,845)
Net accounts receivable	9,841,741	9,669,113

Current	9,471,592	9,318,077
Non-current	370,149	351,036

(1)The consolidated include R$2,752,975 and R$2,551,270 to be billed to customers on December 31, 2024 and 2023, respectively. It also includes the amounts of contractual assets (Note 25.a.), shown in item d), of this Note.
(2)Refer to billed amounts from other telecommunications operators.
On December 31, 2024 and 2023, the consolidated non-current balances of accounts receivable refer to the present value of: (i) installments of resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced for their estimated losses to recoverable value.
On December 31, 2024, and 2023, no customer represented more than 10% of trade accounts receivable, net.
The following are amounts receivable, by maturity:

	12.31.2024	12.31.2023
Falling due	7,951,826	7,887,693
Overdue – 1 to 30 days	1,134,436	1,134,381
Overdue – 31 to 60 days	261,861	270,926
Overdue – 61 to 90 days	212,887	140,426
Overdue – 91 to 120 days	147,320	138,234
Overdue – over 120 days	133,411	97,453
Total	9,841,741	9,669,113

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
5.d. Changes in contractual assets

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on December 31, 2022	131,243	(26,551)	104,692
Additions	254,379	—	254,379
Write-offs	(267,826)	1,861	(265,965)
Balance on December 31, 2023	117,796	(24,690)	93,106
Additions	342,286	(4,787)	337,499
Write-offs	(311,114)	—	(311,114)
Balance on December 31, 2024	148,968	(29,477)	119,491
5.e. Changes in estimated losses for impairment

Balance on December 31, 2022	(2,396,382)
Supplement to estimated losses, net of reversal (Note 26.)	(1,362,678)
Write-off	1,321,215
Balance on December 31, 2023	(2,437,845)
Supplement to estimated losses, net of reversal (Note 26.)	(1,523,263)
Write-off	1,750,394
Business combination - IPNET (Note 1.c.2.)	(4,537)
Balance on December 31, 2024	(2,215,251)
6. INVENTORIES
6.a. Accounting policy
These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.
Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 26.).
6.b. Breakdown

	12.31.2024	12.31.2023
Materials for resale	1,137,262	836,799
Materials for consumption	27,538	38,422
Other inventories	32,036	39,263
Gross inventories	1,196,836	914,484
Estimated losses from impairment or obsolescence	(99,598)	(91,670)
Net total	1,097,238	822,814

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
7. PREPAID EXPENSES

	12.31.2024	12.31.2023
Incremental costs in obtaining contracts with customers (1)	2,842,824	1,986,764
Software licenses and network maintenance	610,902	397,931
Advertising and publicity	203,884	197,315
Personal	112,421	120,138
Financial charges	122,325	101,743
Rental, insurance and other	61,799	102,766
Total	3,954,155	2,906,657

Current	1,868,954	1,434,042
Non-current	2,085,201	1,472,615

(1)Incremental costs for contracts with customers are mostly sales commissions paid to partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years. In 2024, such costs also include sales commissions paid to partners of new plans.
Below, we present the movement of incremental costs in obtaining contracts with customers:

Balance on December 31, 2022	1,433,893
Additions	1,255,877
Write-offs (amortizations)	(703,006)
Balance on December 31, 2023	1,986,764
Additions	1,812,437
Write-offs (amortizations)	(956,377)
Balance on December 31, 2024	2,842,824
8. INCOME AND SOCIAL CONTRIBUTION TAXES
8.a. Accounting policy
8.a.1. Current taxes
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
8.a.2. Deferred taxes
Deferred tax is generated by temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes and does not give rise to equally taxable and deductible temporary differences; or (ii) on deductible temporary differences related to investments in subsidiaries that deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.
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
Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date and does not give rise to equally taxable and deductible temporary differences; or (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.
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
8.a.3. New calculation rule ("Pillar II") - OECD
On December 27, 2024 Law 15,079/24 was enacted, establishing the additional Social Contribution on Net Income (“CSLL”) in the process of adapting Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). Under this law, whenever the Company, adopting the calculation criteria provided for therein, determines an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make an additional payment until reaching this minimum percentage. This rule is effective as of January 2025 and, if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact from this rule on its collections, as it already meets the established limits.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
8.b. Critical estimates and judgments
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
8.c. Income and social contribution taxes recoverable

	12.31.2024	12.31.2023
Income taxes recoverable	711,237	649,400
Social contribution taxes recoverable	141,457	103,193
Total	852,694	752,593
8.d. Income and social contribution taxes payable

	12.31.2024	12.31.2023
Income taxes payable	170,125	149,763
Social contribution taxes payable	55,128	50,907
Total	225,253	200,670

Current	9,898	3,515
Non-current	215,355	197,155
The amounts on December 31, 2024 and 2023, include R$216,497 and R$198,205, respectively, referring to taxes covered by IFRIC 23 (Note 8.g.).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
8.e. Deferred taxes
8.e.1. Breakdown and changes
Below, we present the composition and movement of the main components of deferred income tax (“IR”) and social contribution (“CS”).

	Balance on 12.31.2022	Income statement	Comprehensive income	Balance on 12.31.2023	Income statement	Comprehensive income	IPNET Business Combination (Note 1.c.6)	Balance on 12.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,366,710	(268,979)	—	2,097,731	(376,950)	—	—	1,720,781
Income and social contribution taxes on temporary differences(2)	(5,819,338)	400,539	79,573	(5,339,226)	(77,430)	(149,400)	(12,187)	(5,578,243)
Provision for legal, labor, tax civil and regulatory contingencies	2,455,389	(65,121)	—	2,390,268	(321,522)	—	19,604	2,088,350
Trade accounts payable and other provision	1,505,360	390,283	—	1,895,643	465,563	—	—	2,361,206
Customer portfolio and trademarks	(210,441)	32,283	—	(178,158)	33,959	—	—	(144,199)
Estimated losses on impairment of accounts receivable	666,399	(44,353)	—	622,046	(623)	—	(1,542)	619,881
Estimated losses from modems and other P&E items	181,821	(71,836)	—	109,985	4,794	—	—	114,779
Pension plans and other post-employment benefits	258,308	26,798	79,229	364,335	30,067	(149,103)	—	245,299
Profit sharing	189,748	33,672	—	223,420	(13,590)	—	—	209,830
Licenses	(2,453,258)	86,856	—	(2,366,402)	157,762	—	—	(2,208,640)
Goodwill from incorporated companies (Spanish and Navytree, Vivo Part., GVTPart., Garliava and Vita IT)	(7,240,590)	(203,217)	—	(7,443,807)	(234,417)	—	—	(7,678,224)
Property and equipment of small value	(1,029,338)	(161,340)	—	(1,190,678)	(56,360)	—	—	(1,247,038)
Technological Innovation Law	(9,774)	2,616	—	(7,158)	1,440	—	—	(5,718)
On other temporary differences	(132,962)	373,898	344	241,280	(144,503)	(297)	(30,249)	66,231
Total deferred tax (Liabilities), non-current	(3,452,628)	131,560	79,573	(3,241,495)	(454,380)	(149,400)	(12,187)	(3,857,462)

Deferred tax assets	8,674,222			9,177,084				8,947,536
Deferred tax liabilities	(12,126,850)			(12,418,579)				(12,804,998)
Deferred tax liabilities, net	(3,452,628)			(3,241,495)				(3,857,462)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	379,093			177,245				158,215
Deferred tax (Liabilities)	(3,831,721)			(3,418,740)				(4,015,677)

(1)Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.
(2)Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.
8.e.2. Unrecognized tax credits
On December 31, 2024 and 2023, there were unrecognized deferred tax assets for to income tax and social contribution carryforward losses of the Company's subsidiaries (POP, Recicla V, TGLog, CloudCo, and Vivo Pay), of R$12,602 and R$24,199 on December 31, 2024 and 2023, respectively, as offset against future taxable profits is not assured.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
8.e.3. Expected realization
Below, we present the expected periods for the realization of net deferred taxes, based on projections that may change in the future.

Year
2025	3,001,336
2026	785,851
2027	747,577
2028	118,077
2029	(153,879)
2030 onwards	(8,356,424)
Total	(3,857,462)
8.f. Reconciliation of income tax and social contribution expense
The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.
The statutory tax rate is 34% (income tax of 25% and social contribution tax of 9%) for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Income before taxes	6,763,809	5,573,916	4,831,591
Income and social contribution tax expenses, at the tax rate of 34%	(2,299,695)	(1,895,131)	(1,642,741)
Permanent differences
Tax benefit related to interest on equity allocated	1,055,700	881,202	705,500
IR and CS on interest SELIC update of undue debts	—	89,254	277,424
Non-deductible expenses, gifts, incentives	(128,670)	(95,677)	(84,844)
Exploration profit	85,369	90,258	76,174
Equity pickup	(1,479)	(4,623)	(8,072)
Unclaimed interest on equity	(19,182)	(19,253)	(56,933)
Deferred taxes on tax losses, negative basis and temporary differences recognized in subsidiaries	—	84,274	—
Other (additions) exclusions, net(1)	101,480	335,757	(40,197)
Tax debits	(1,206,477)	(533,939)	(773,689)

Effective rate	17.8%	9.6%	16.0%
Current income and social contribution taxes	(752,097)	(665,499)	(1,126,498)
Deferred income and social contribution taxes	(454,380)	131,560	352,809

.
(1)In 2023, it includes R$320,700 related to deductible temporary differences arising from the acquisition of Garliava whose corresponding deferred income tax asset was not recognized upon acquisition and realized during the year 2023.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
8.g. Uncertainties about Income tax treatments
The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$36,939,312 and R$30,577,416 on December 31, 2024 and 2023, respectively. The amount as of March 31, 2024, includes R$4,018,445, relating to a new similar infraction notice against the Company by the RFB on April 24, 2024. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%). These amounts are monetarily updated using SELIC.
When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$216,497 and R$198,205 on December 31, 2024 and 2023, respectively. These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.
9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.2024	12.31.2023
State VAT (ICMS)(1)	1,980,977	2,062,276
PIS and COFINS	517,616	261,261
Withholding taxes and contributions(2)	326,802	191,475
Other taxes	87,043	98,063
Total	2,912,438	2,613,075

Current	2,306,093	1,937,770
Non-current	606,345	675,305

(1)Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$563,895 and R$635,800 on December 31, 2024 and 2023 , respectively.
(2)Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
10. JUDICIAL DEPOSITS AND GARNISHMENTS
Judicial deposits are made, and restrictions placed on bank accounts to ensure the continuity of legal processes through the courts or to suspend the enforceability of a tax notice.
Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.2024	12.31.2023
Judicial deposits
Tax	1,697,070	1,628,645
Civil	891,872	860,248
Regulatory	325,810	312,520
Labor	67,859	88,986
Total	2,982,611	2,890,399
Garnishments	21,112	21,530
Total	3,003,723	2,911,929

Current	150,993	72,516
Non-current	2,852,730	2,839,413
The table below presents the classified balances on December 31, 2024 and 2023 of the tax judicial deposits (classified by tax).

Tax	12.31.2024	12.31.2023
Universal Telecommunication Services Fund (FUST)(1)	622,820	596,356
State Value-Added Tax (ICMS)(2)	432,253	406,397
Social Contribution Tax for Intervention in the Economic Order (CIDE)(3)	338,694	325,423
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	61,935	60,462
Telecommunications Inspection Fund (FISTEL)	55,801	53,360
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	29,425	35,770
Withholding Income Tax (IRRF)	45,360	43,396
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	27,503	25,905
Other taxes, charges and contributions	83,279	81,576
Total	1,697,070	1,628,645

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
(2)The Company is party to legal proceedings related to: (i) ICMS on operations with payment based on estimates; (ii) ICMS FECP; (iii) right to ICMS credit on the acquisition of property and equipment and electricity; (iv) ICMS on amounts given as discounts and (v) consignment in payment of ICMS amounts referring to part of pay TV operations.
(3)The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
11. OTHER ASSETS

	12.31.2024	12.31.2023
Related-party receivables (Note 29.)	115,400	268,246
Sale of real estate and other receivables	255,317	157,352
Advances to employees and suppliers	60,811	133,615
Surplus from post-employment benefit plans (Note 31)(1)	157,046	74,048
Indemnification assets (IPNET and VSS acquisitions)	100,664	3,157
Subletting of assets and other amounts to be realized	39,738	47,212
Total	728,976	683,630

Current	360,141	539,339
Non-current	368,835	144,291

(1)On December 31, 2024 and 2023, it includes the amounts of R$153,714 and R$69,015, respectively, referring to the distribution of the PBS-A surplus.
12. INVESTMENTS
12.a. Accounting policy
The Company and its subsidiaries hold investments in subsidiaries and jointly controlled companies.
12.a.1. Subsidiary
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
12.a.2. Joint control
Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The statement of income reflects the portion of the results of operations of the investees.
Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 24.f.). The functional and presentation currency of Aliança, the Company's investee headquartered in the Netherlands, is the Euro.
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
12.a.3. Business combination
Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.
Any contingent consideration to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration considered as an asset or liability shall be recognized in accordance with IFRS 9 in the statement income .
Goodwill is initially measured as the excess of the consideration transferred over the net assets acquired (identifiable assets acquired, net and liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference shall be recognized as a gain in the income statement.
After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to those units.
When goodwill is part of a cash-generating unit and a portion of that unit is disposed of, the goodwill associated with the portion disposed of shall be included in the cost of the transaction when determining the gain or loss on disposal. Goodwill disposed of in such circumstances is determined based on the proportionate amounts of the portion disposed of in relation to the cash-generating unit retained.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
In the parent company, the difference between the amount paid and the equity value of the acquired entities is recognized in investments. For the consolidated information, the amounts of fair values and goodwill are allocated according to their nature.
12.b. Information on investees
On December 31, 2024 and 2023, the Company held direct equity interests in subsidiaries and jointly controlled companies, as follows:

		Equity interests
Investees	Type of investment	31.12.2024	31.12.2023	Country (Headquarters)	Core activity
Terra Networks Brasil Ltda ("Terra Networks") - wholly and directly controlling shareholder of TIS and TLF01	Controlled	100.00%	100.00%	Brasil	Portals, content providers and other information services on the internet
Telefônica Transportes e Logística Ltda ("TGLog")	Controlled	100.00%	100.00%	Brasil	Transports and logistics
POP Internet Ltda ("POP") - wholly and directly controlling company of Recicla V and Vale Saúde Sempre	Controlled	100.00%	100.00%	Brasil	Internet
Vivo Money Fundo de Investimento em Direitos Creditórios ("Vivo Money I")	Controlled	100.00%	100.00%	Brasil	Credit Rights Investment Fund
Vivo Money Fundo de Investimento em Direitos Creditórios III ("Vivo Money III")	Controlled	100.00%	—%	Brasil	Credit Rights Investment Fund
Vivo Pay Holding Financeira Ltda ("Vivo Pay")	Controlled	100.00%	—%	Brasil	Equity participation in institutions authorized to operate by BACEN
Vivo Ventures Fundo de Investimento em Participações Multiestratégia (“Vivo Ventures”)	Controlled	98.00%	98.00%	Brasil	Investment funds
Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)	Controlled	50.01%	50.01%	Brasil	Consulting in information technology
Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)	Controlled	50.01%	50.01%	Brasil	Consulting in information technology
Aliança Atlântica Holding B.V. ("Aliança")	Joint control	50.00%	50.00%	Holanda	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
VivaE Educação Digital S.A. ("VIVAE")	Joint control	50.00%	50.00%	Brasil	Training in professional and managerial development
GUD Comercializadora de Energia S.A. ("GUD")	Joint control	50.00%	—%	Brasil	Generation and commercialization of customized solutions in renewable energy
FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)	Joint control	25.01%	25.01%	Brasil	Technical advice on telecommunications networks
Investments made by Vivo Ventures in 2024
•On May 14, 2024, VV acquired R$25,013 of shares in Conexa Health LLC, the owner of Conexa Saúde Serviços Médicos S.A. (“Conexa”). Conexa is the leading independent telemedicine platform in Latin America and a digital health ecosystem, connecting, through technology, patients, professionals, companies and operators, democratizing access to quality healthcare. Prior to this acquisition by VV, Conexa had announced a merger with Zenklub, a digital services company for emotional health, still pending approval by competition authorities. The objective of the investment is to strengthen the Company's presence as a digital services hub, including the health and well-being business.
•On July 4, 2024, VV committed to acquiring a minority shareholding position of US$5 million (R$27,651) in CRMBonus Holding, a company that operates in Brazil through its subsidiaries (“CRMBonus”). CRMBonus is a platform that uses artificial intelligence to maximize company-customer relationships, popularizing the gift back concept in Brazil market. From the beginning of this year, one of the solutions offered by CRMBonus, the Vale Bonus, is part of the benefits offered by the Company to its customers, who receive digital money when topping-up credits or paying their bills in time, contributing to a higher customer retention. The objective of the investment is to strengthen the Company's presence as a digital services hub, by advancing innovative solutions.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•On November 1, 2024, VV acquired a minority equity interest in AGL Holding, the owner of Agrolend Sociedade de Crédito, Financiamento e Investimentos S.A. (“Agrolend”), equivalent to 0.9% of Agrolend’s total share capital (on a fully diluted basis), through a contribution of US$1.5 million (R$8,950) The acquisition value, therefore, is not considered material to VV or the Company. The Transaction is not subject to price adjustments, nor to the satisfaction of conditions precedent for its consummation. Agrolend is an agricultural fintech that provides credit to small and medium-sized rural producers in Brazil, to finance the development of agricultural production and encourage investment in inputs, equipment and technology that increase the productivity and profitability of producers. The fintech provides millions of Reais in credit to farmers annually and has the potential to boost the Company's product offering to this market, providing connectivity and solutions for better field management. The investment in Agrolend reinforces the Company's presence as a hub for digital services, by advancing innovative solutions.
•On December 10, 2024, VV converted 10,000 debentures issued by Klubi and held by it into Class C-1 preferred shares. In addition, a new contribution of R$15,000 was made, intended for the subscription of registered Class C-1 preferred shares and registered Class C-2 preferred shares with no par value.
•On December 23, 2024, VV entered into a new Simple Agreement for future equity (“SAFE”) with Lend Holding Ltd. (“Lend Holginds”) for US$3 million (R$18,226). Lend Holdings owns 100% interest in Lend do Brasil Participações Ltda. (“Lend do Brasil”) Lend do Brasil has developed a platform that allows any company to use its customers’ credit and debit card receivables as payment collateral.
Summarized information on the jointly controlled subsidiaries of the Company

	12.31.2024
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	297,309	2,917	294,392	–	6,968
AIX	49,834	32,105	17,729	67,521	(1,648)
ACT	46	4	42	96	–
GUD	23,460	7,664	15,796	–	(4,842)
VIVAE	21,070	3,957	17,113	6,152	(5,307)
FiBrasil	2,025,664	1,157,880	867,784	391,831	(7,745)

	12.31.2023
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	240,018	1,727	238,291	—	5,556
AIX	50,097	30,720	19,377	69,083	246
ACT	46	4	42	95	2
VIVAE	18,096	2,410	15,686	73	(7,697)
FiBrasil	2,019,278	1,143,749	875,529	289,097	(39,057)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
12.c. Changes in investments

	Joint control	Other investments	Total investments
Balance on December 31, 2022	352,101	348	368,195
Equity income by results	(10,710)	—	(10,710)
Dividends ( AIX and ACT) (Note 19.b.)	(51)	—	(51)
Capital contribution - cash and cash equivalents (VivaE)	3,117	—	3,117
Investments by subsidiary Vivo Ventures	—	26,191	26,191
Capital transactions	23	—	23
Bonus subscription exercise (FiBrasil)	57,001	—	57,001
Other comprehensive income	(4,806)	(90)	(4,896)
Balance on December 31, 2023	396,675	26,449	438,870
Equity income by results	(4,351)	—	(4,351)
Capital contribution - cash and cash equivalents (VivaE and GUD)	13,687	—	13,687
Investments by subsidiary Vivo Ventures	—	93,633	93,633
Other comprehensive income	24,566	(21)	24,545
Balance on December 31, 2024	430,577	120,061	566,384
13. PROPERTY AND EQUIPMENT
13.a. Accounting policy
It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits (Note 9.), which were recorded as recoverable taxes. The Company does not have loans that meet the criteria for recognition of cost capitalization.
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
The present value of the expected cost for the decommissioning of property and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 20.) and depreciated over the useful lives of the related assets, which do not exceed the lease term.
Depreciation is calculated by the straight-line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses.
The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
13.b. Critical estimates and judgments
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
13.c. Description, Breakdown and changes
We present a brief description of the main items that make up fixed assets.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185
Additions(1)	166,766	4,540,935	102,262	6,406	—	75,836	5,609,550	10,501,755
Write-offs, net(2)	(2,914)	(346,320)	(133)	(81)	(2,549)	(6,214)	(11,694)	(369,905)
Net transfers(3)	4,163,467	278,710	1,993,228	75,793	—	5,530	(6,651,218)	(134,490)
Subletting	—	(36,800)	—	—	—	—	—	(36,800)
Business combination – VSS	—	—	—	—	—	34	—	34
Depreciation (Note 26.)	(3,375,429)	(3,790,213)	(1,842,701)	(337,951)	—	(194,338)	—	(9,540,632)
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions(1)	162,171	4,707,950	85,285	32	—	117,026	6,002,568	11,075,032
Write-offs, net(2)	(10,653)	(111,421)	(469)	(536)	(10,271)	—	(8,182)	(141,532)
Net transfers(3)	3,266,774	358,091	2,185,708	36,752	—	12,947	(5,895,330)	(35,058)
Subletting	—	(65,290)	—	—	—	—	—	(65,290)
Business combination – IPNET (Note 1.c.2.)	—	533	—	—	—	532	—	1,065
Depreciation (Note 26.)	(3,914,354)	(3,829,001)	(2,162,005)	(245,147)	—	(189,476)	—	(10,339,983)
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

Balance on December 31, 2023
Cost	88,601,631	42,700,577	29,511,295	6,571,924	249,536	5,836,449	1,536,555	175,007,967
Accumulated depreciation	(65,334,763)	(27,771,398)	(24,109,601)	(6,150,539)	—	(5,323,519)	—	(128,689,820)
Total	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

Balance on December 31, 2024
Cost	91,758,158	47,318,029	31,701,975	6,582,403	239,265	5,945,185	1,635,611	185,180,626
Accumulated depreciation	(68,987,352)	(31,327,988)	(26,191,762)	(6,369,917)	—	(5,491,226)	—	(138,368,245)
Total	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

(1)Additions from property and equipment mainly refers to: (i) in 2024: Investments were mainly directed towards accelerating the 5G mobile network, in addition to strengthening the transmission backhaul, backbone and network, and FTTH customers. These were some of the initiatives that drove our commercial growth this year, reinforcing our commitment to the quality of our services and ensuring healthy and consistent growth; (ii) in 2023: investments mainly concentrated in networks, which included 4G and 5G mobile access, transmission backhaul, backbone and network and FTTH customers. The investments helped sustain our commercial and revenue growth, whilst maintaining the quality of services provided and were also designed to prepare us for medium-term growth.
(2)In infrastructure, includes the amounts of R$74,258 and R$335,351 in 2024 and 2023, respectively, referring to the cancellation of lease agreements.
(3)Total balances refer to transfers between classes of fixed and intangible assets (Note 14.c.).
13.d. Depreciation rates
In the years ended December 31, 2024 and 2023, the Company performed assessments of the useful lives of property and equipment using the direct comparative method of market data.
This study indicated the need for changes in the useful life and annual depreciation rates of some asset items. These changes in the accounting estimate increased depreciation expense in 2024 by R$432,091 and reduced depreciation expense by R$88,292 in 2023.
Below, we present the annual depreciation rates for the years ended December 31, 2024 and 2023, except for lease assets, which are presented in Note 13.e..

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

Description	12.31.2024			12.31.2023
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	19.67%
Infrastructure	2.50%	to	50.00%	2.50%	to	20.00%
Lending equipment	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%
13.e. Additional information on leases
13.e.1. Breakdown and changes
Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.c.).

	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	4,442,927	20,134	(61,223)	4,401,838
Subletting (Note 13.c.)	(36,800)	—	—	(36,800)
Depreciation	(3,290,201)	(61,831)	(1,312)	(3,353,344)
Cancellation of contracts	(335,351)	—	(4,867)	(340,218)
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	4,634,552	139,125	702	4,774,379
Subletting (Note 1.c.3.)	(65,290)	—	—	(65,290)
Depreciation	(3,364,821)	(79,390)	(9,028)	(3,453,239)
Cancellation of contracts	(74,258)	(10,123)	(21)	(84,402)
Other changes	(3,947)	—	—	(3,947)
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618

Balance on December 31, 2023
Cost	25,166,150	395,901	133,432	25,695,483
Accumulated depreciation	(13,303,158)	(192,382)	(119,826)	(13,615,366)
Total	11,862,992	203,519	13,606	12,080,117

Balance on December 31, 2024
Cost	29,418,847	520,634	130,315	30,069,796
Accumulated depreciation	(16,429,619)	(267,503)	(125,056)	(16,822,178)
Total	12,989,228	253,131	5,259	13,247,618

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
13.e.2. Depreciation rates
Below, we present the annual depreciation rates for the years ended December 31, 2024 and 2023.

Description	12.31.2024			12.31.2023
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	40.00%	26.09%	to	40.00%
13.f. Property and equipment items pledged in guarantee
On December 31, 2024, the consolidated values of property and equipment given as collateral in legal proceedings were R$29,414 (R$101,220 on December 31, 2023).
14. INTANGIBLE ASSETS
14.a. Accounting policy
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
Years ended December 31, 2024, 2023 and 2022
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
14.b. Critical estimates and judgments
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
14.c. Breakdown and changes
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
•Trademarks and customer portfolio: This includes intangible assets acquired through business combination. Other intangibles include non-compete agreements and relationships with suppliers and service providers.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions(2)	—	63,132	182,161	—	—	—	2,677,678	2,922,971
Write-offs, net	—	—	(969)	—	—	—	—	(969)
Net transfers(3)	—	—	2,706,031	—	—	—	(2,571,541)	134,490
Merger – Vita IT	(22,770)	—	—	(451)	(18,122)	12,324	—	(29,019)
Business combination – Vale Saúde Sempre	51,637	—	—	774	607	6,175	—	59,193
Amortization (Note 26.)	—	(1,467,824)	(2,178,762)	(84,972)	(110,475)	(6,908)	—	(3,848,941)
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions(2)	—	23,919	—	—	—	—	2,865,816	2,889,735
Write-offs, net	—	—	(3,592)	—	—	—	(650)	(4,242)
Net transfers(3)	—	—	2,874,907	—	—	—	(2,839,849)	35,058
Business combination – IPNET (Note 1.c.2.)	174,439	—	—	10,099	28,749	27,136	—	240,423
Amortization (Note 26.)	—	(1,315,724)	(2,341,474)	(85,829)	(112,423)	(6,852)	—	(3,862,302)
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

Balance on December 31, 2023
Cost	26,390,696	29,748,956	27,908,360	1,663,747	4,548,942	288,112	802,498	91,351,311
Accumulated amortization	—	(14,861,897)	(21,851,361)	(1,091,845)	(4,343,142)	(240,091)	—	(42,388,336)
Total	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

Balance on December 31, 2024
Cost	26,565,135	29,772,875	30,772,551	1,673,846	4,577,691	315,248	827,815	94,505,161
Accumulated amortization	—	(16,177,621)	(24,185,711)	(1,177,674)	(4,455,565)	(246,943)	—	(46,243,514)
Total	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

(1)Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022), VSS (2023) and IPNET (2024)..
(2)Licenses refer to the acquisition of 5G licenses (in 2021) and extensions of authorizations for the right to use radio frequencies for SMP exploration.
(3)Total balances refer to transfers between classes of property and equipment and intangible assets (Note 13.c.).
14.d. Amortization rates
Below, we present the annual amortization rates for the years ended December 31, 2024 and 2023.

Description	12.31.2024			12.31.2023
Licenses	3.60%	to	24.00%	3.60%	to	20.34%
Softwares	20.00%			20.00%
Trademarks	5.13%	to	23.50%	5.13%	to	23.50%
Customer portfolio	9.52%	to	20.70%	9.52%	to	20.70%
Other intangible assets	6.67%	to	20.00%	6.67%	to	20.00%

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
15. IMPAIRMENT OF NON-FINANCIAL ASSETS
15.a. Accounting policy
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
•Determination of value in use of property and equipment, goodwill and intangibles: The key assumptions used to estimate value in use through the discounted cash flow methodology are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
15.b. Critical estimates and judgments
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
15.c. Assumptions used in the calculation of value in use:
The value in use is mainly impacted by the following assumptions:
•Revenue growth: based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. Revenue projections differ greatly between product and service lines with a tendency for greater growth in broadband services, and with stable IPTV and Voice making the highest value customers profitable. Mobile revenues were projected taking into account a new product mix focused on migrations from prepaid to postpaid and control, price convergence and growth in M2M.
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
•Growth rate in perpetuity: reflects the Company's ability to generate cash flow beyond the period covered by Management's forecasts or budgets. This rate reflects the expectation of long-term growth in the Company's normalized cash flow, considering results and investments with stable growth over the projected period.
15.d. Goodwill impairment testing
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
The estimated future cash flows were discounted at a discount rate of 11.4% and 12.0%, which before taxes are 13.25% and 14.04% in 2024 and 2023, respectively, also in nominal values.
The nominal growth rate used to extrapolate projections beyond the 5 years period was 4.0% p.a. in 2024 and 2023.
The inflation rate for the period analyzed in the projected cash flows was 3.0% p.a. in 2024 and 2023.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.
Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2024 and 2023, growth projections and operating results for the year ended December 31, 2024 and 2023, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.
15.e. Sensitivity to changes in key assumptions:
The recoverable amount of the CGU represented a surplus in relation to the carrying amount, on December 31, 2024 and 2023, respectively. To ensure efficient control, the Company uses a sensitivity analysis in the recoverability test, taking into account possible variations in the main assumptions adopted in the test, individually, in order to assess their impact on the value in use.
In the simulations, the variations indicated below are calculated for each of the main premises:

Premises	Variation (p.p)	Impact on value in use (%)
Discount rate	+/- 0,5 p.p.	Between -10% and +10%
Growth rate in perpetuity	+/- 0,5 p.p.	Between -5% and +10%
Revenue margin	+/- 0,5 p.p.	Between -5% and +5%
The sensitivity analysis used for the year ended December 31, 2024 indicates that possible changes in the variables used in the model do not produce adverse effects on the conclusion regarding the recoverable value of the CGU.
In summary, based on the detailed sensitivity analyzes mentioned above, the Company confirmed that there was no recognition of losses in the carrying value for the years ended December 31, 2024 and 2023.
16. PERSONNEL, SOCIAL CHARGES AND BENEFITS
16.a. Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
16.b. Breakdown

	12.31.2024	12.31.2023
Social charges and benefits	614,595	564,001
Profit sharing	514,902	513,862
Share-based payment plans (Note 30.)	126,019	154,689
Salaries and wages	46,747	31,897
Other	11,650	20,885
Total	1,313,913	1,285,334

Current	1,238,452	1,204,183
Non-current	75,461	81,151
17. TRADE ACCOUNTS PAYABLE
17.a. Accounting policy
These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.
The Company and/or its subsidiaries do not have financing agreements with suppliers.
17.b. Breakdown

	12.31.2024	12.31.2023
Sundry suppliers (Opex, Capex, Services e Material)	8,194,196	7,213,698
Related parties (Note 29.)	546,069	509,836
Amounts payable (operators, cobilling)	246,659	221,777
Interconnection / interlink	243,700	224,634
Total	9,230,624	8,169,945

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
18. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	12.31.2024	12.31.2023
Fistel(1)	4,713,786	3,502,492
ICMS	1,328,010	1,360,800
PIS and COFINS	370,312	371,126
Fust and Funttel	102,773	99,710
Other taxes	199,639	167,109
Total	6,714,520	5,501,237

Current	1,585,936	1,605,505
Non-current	5,128,584	3,895,732

(1)Refers to the remaining balances from 2020 to 2024 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability, being corrected by SELIC.
19. DIVIDENDS AND INTEREST ON EQUITY ("IOE")
19.a. Accounting policy
19.a.1. Dividends
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
19.a.2. Interest on equity
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
19.a.3. Unclaimed dividends and interest on equity
The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
19.b. Dividends and interest on equity payable
19.b.1. Breakdown

	12.31.2024	12.31.2023
Telefónica	742,819	713,232
Telefónica Latinoamérica Holding	712,945	684,570
Telefónica Chile	1,096	1,053
Telefónica IoT & Big Data Tech	1,975	2,453
Non-controlling interest	778,255	846,576
Total	2,237,090	2,247,884
The amount payable to Telefónica IoT & Big Data Tech refers to the interest on intermediary equity, decided by IoT Co.
19.b.2. Changes

	12.31.2024	12.31.2023
Balance at the beginning of the fiscal year	2,247,884	3,187,417
Supplementary dividends from the previous year	—	826,731
Interim dividends and interest on equity (net of IRRF)	2,641,225	2,200,553
Unclaimed dividends and interest on equity	(126,977)	(139,766)
Payment of dividends and interest on equity	(2,532,399)	(3,832,612)
IRRF on shareholders exempt/immune from interest on equity	7,357	5,561
Balance at the end of the year	2,237,090	2,247,884
For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.
20. Provision and Contingencies
20.a. Accounting policy
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
The Company also discloses the contingencies in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred; or (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
20.b. Critical estimates and judgments
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
20.c. Information and changes of provisions and contingencies
Information on the composition and movement of provision, the unfavorable outcome of which is considered probable, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts, is presented below.
Provision for legal demands: The Company and its subsidiaries are party to administrative; labor, tax, civil and regulatory claims; accounting provision are recorded in respect of claims when the likelihood of loss is classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the advice of outside legal counsel. Provisions are reviewed and adjusted for changes in circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.
Contingent consideration (PPA): Refers to contingent liabilities arising from the PPA generated in the acquisition of control of VivoPart. in 2011, GVTPart. in 2015, Garliava and Vita IT in 2022), VSS (2023) and IPNET (2024), related to civil, labor and tax lawsuits at their fair value in the business combination.
Provision for fines for canceling lease agreements: Refers to the provision for fines for canceling lease agreements arising from Garliava (company acquired by the Company in 2022), resulting from the sale or shutdown of sites.
Provision for decommissioning of assets: Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) to the same condition as the date of execution of the initial lease agreement. These costs are provisioned and discounted to present value for the amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.
Amounts to be refunded to customers): On July 23, 2022, Complementary Law No. 194, was enacted, addressing taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers.The refunds to customers were recorded in the second half of 2022, as discounts granted and returns of gross operating revenue.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

	Provision for contingencies
	Tax(1)	Regulatory(1)	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements(2)	Provision for asset decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 27.)	83,825	(64,452)	302,700	366,856	(27,186)	(260,198)	(79,836)	—	321,709
Other additions (reversal)	—	—	(690)	—	—	—	8,971	—	8,281
Write-offs due to payment	(18,770)	(166,229)	(493,828)	(377,139)	—	(181,429)	—	(505,281)	(1,742,676)
Merger – Vita IT	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre	1,063	—	—	936	887	—	—	—	2,886
Interest accruals (Note 28.)	203,778	122,512	225,913	162,869	69,355	—	15,406	—	799,833
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 27)	40,063	(377,510)	251,429	420,471	(12,517)	(10,798)	(5,083)	—	306,055
Other additions (reversal)	(489,082)	—	—	—	(410)	14,929	9,642	—	(464,921)
Write-offs due to payment	(70,922)	(16,299)	(340,327)	(423,720)	—	(4,119)	—	(5,938)	(861,325)
Business combination – IPNET (Note 1.c.2.)	55,001	—	—	31,669	8,964	—	—	—	95,634
Net interest accruals (Note 28.)	(265,396)	(215,962)	273,044	213,409	76,201	—	409	—	81,705
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

Balance on December 31, 2023
Current	15,034	32,363	334,152	381,606	—	40,993	222	96,601	900,971
Non-current	2,738,289	1,728,503	892,843	312,106	1,002,901	—	407,024	—	7,081,666
Total	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637

Balance on December 31, 2024
Current	160,947	195,063	573,679	701,300	5,075	41,005	3,265	90,663	1,770,997
Non-current	1,862,040	956,032	837,462	234,241	1,070,064	—	408,949	—	5,368,788
Total	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

(1)In 2024, relevant events occurred in the movements of provisions, being: (i) Tax: write-off of R$885,471 due to the Company's adherence to tax amnesty programs in the States of SP and PR, with gains from the reversal of operating expenses of provision for contingencies of R$26,546 (Note 27), gains from the reversal of financial expenses of monetary update of provisions for contingencies of R$374,271 (Note 28) and assumption of debt of R$484,654 (Note 21); and (ii) Regulatory: write-off of R$792,378 due to the Commitment Agreement Associated with the Self-Composition Negotiations for Adapting the STFC Concession Contracts to Authorization Instruments (Note 1.b.), with gains from the reversal of operating expenses of provision for contingencies of R$386,392 (Note 27.) and gains from the reversal of financial expenses of monetary restatement of provisions for contingencies of R$405,986 (Note 28.).
(2)In 2023, net inflows (reversals) refer to the net gain from negotiations with TowerCo, resulting from lease agreements arising from the acquisition of Garliava in 2022.
20.c.1. Tax provision and contingencies
Tax Amnesty Programs
State of São Paulo Amnesty Program – Law 17,843/2023
The Government of the State of São Paulo established, through Law 17,843/2023, a debt settlement and installment program to encourage the regularization of debts by offering discounts (“Amnesty and Refinancing Program”).
Based on the Law, the State Attorney General's Office (“PGE”) published notice no. 01/2024 enabling the transaction of ICMS debts, subject to late payment interest charges, higher than the SELIC, as long as in the courts with title executive (registration in Active State Debt).
The current discounts were 100% for late payment interest and 50% of the remaining balance, limited to the principal amount of the debt. Fees were charged to PGE on the total amount.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
On April 22, 2024, the Company's Management, based on the opinion of its legal advisors, joined the Amnesty and Refinancing Program, for ICMS disputes, for the provisioned amount of R$727,821, which under according to the rules of the Program was reduced to R$371,052, which will be paid in up to 60 installments adjusted by the SELIC interest rate (Note 21).
State of Paraná Amnesty Program – Law 20,946/2021
The Government of the State of Paraná, through Law No. 20,946/2021, offered a debt settlement and installment program to taxpayers to encourage the regularization of debts with discounts (“Amnesty and Refinancing Program”).
Based on the Law, Decree No. 5,471/2024 was issued, allowing payment with a 70% reduction in fines and interest. Fees were levied on the total reduced amount for the PGE.
On September 20, 2024, the Company's Management, based as advised by its legal counsel, joined the Amnesty and Refinancing and Refinancing Program ICMS disputes, based on the provisioned amount of R$157,650, which under the Program, was reduced to R$113,602, which will be paid in up to 60 installments adjusted by the SELIC interest rate (Note 21).

Nature/Degree of Risk	12.31.2024	12.31.2023
Provisions	2,022,987	2,753,323
Federal	809,765	796,996
State	466,590	1,329,319
Municipal	136,995	48,917
FUST	609,637	578,091
Possible losses	40,850,071	36,963,009
Federal	4,419,439	3,534,240
State	25,760,365	23,130,420
Municipal	682,468	633,097
FUST, FUNTTEL and FISTEL	9,987,799	9,665,252
20.c.1.1. Tax provisions
Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:
Federal taxes
The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
State taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.
Municipal taxes
The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.
FUST
The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.
20.c.1.2. Possible losses – tax contingencies
Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:
Federal taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.
The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
State taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to the State of São Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.
Municipal taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.
The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.
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
On December 31, 2024, the consolidated amount totaled R$5,813,657 (R$5,575,026 on December 31, 2023).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
On December 31, 2024, the consolidated amount totaled R$2,085,332 (R$1,828,910 on December 31, 2023).
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
On December 31, 2024, the consolidated amount totaled R$2,088,810 (R$2,261,316 on December 31, 2023).
20.c.2. Regulatory provision and contingencies
Regulatory Amnesty - Approval by the Attorney General's Office ("AGU")
The Federal Attorney General's Office ("PGF") published Notice of Transaction by Adhesion No. 1/2024/PGF/AGU, supported by Law No. 14,973, of September 16, 2024, and by Normative Ordinance PGF No. 150, disclosing the possibility of extraordinary transaction of active debts with federal public agencies and foundations, which includes Regulatory Agencies.
On December 30, 2024, the Company's Management, based on the opinion of its legal advisors, submitted a request to adhere to the extraordinary transaction, the discount for which was approximately 55%. The total amount was subject to fees for the PGF.
The Company's application for membership was granted on February 12, 2025, and the transaction will be completed upon payment of the corresponding Federal Collection Guides.

Nature/Degree of Risk	12.31.2024	12.31.2023
Provisions	1,151,095	1,760,866
Possible losses	3,066,637	6,765,178
The variation in amounts between the comparative periods is mainly due to the write-offs of provisions resulting from the Commitment Term Related to the Self-Composition Negotiations for Adapting the STFC Concession Contracts to Authorization Instruments (Note 1.b.).
20.c.2.1. Regulatory provisions
Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable, described below:
The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL at the administrative level. The main themes of these processes are:
•Burden: Specifically in relation to the payment of burden applied to the Personal Mobile Service - SMP (SMP burden), there is a dispute that discusses which revenues should be considered in the payment of amounts due for the renewal of radio frequencies. On this subject, the Company, together with its legal advisors, assesses that there is a prognosis of probable loss in the SMP burden regarding data revenue, due to the existence of unfavorable decisions both at ANATEL in 2021 and in court, with an unlikely prospect of review, as well as the fact that the Company decided to prospectively collect such amounts in favor of ANATEL, starting in 2022.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•General User Rights (“DGU”): The Company and/or its subsidiaries maintain administrative and judicial discussions regarding the rights of users of telecommunications services, with regard to matters related to the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.
•Quality: The Company and/or its subsidiaries maintain administrative and judicial discussions regarding telecommunications services arising from STFC, SMP, SeAC and SCM concessions, regarding compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•Relationship between Providers: The Company and/or its subsidiaries maintain administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.
The amounts consolidated in the topics highlighted above totaled R$953,080 and R$1,457,859 on December 31, 2024 and 2023, respectively.
Other cases:
•The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, such as service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for the vacancy of frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•On October 1, 2024, the Company became aware of the establishment of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to repair consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not yet had its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.
The amounts consolidated in the topics highlighted above totaled R$198,015 and R$303,007 on December 31, 2024 and 2023, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
20.c.2.2. Possible losses – regulatory contingencies
Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible, these being some of the relevant cases in this portfolio:
•Dispute regarding revenues that should be included in the calculation of the amount of the burden due due to the extension of radio frequencies associated with SMP (except for SMP data revenues, as reported in item c.1 of this note). In ANATEL's view, the calculation of the burden should consider the application of the percentage of 2% on all economic profits resulting from the provision of the SMP service. In the Company's view, however, revenues that are not part of the SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative claims and lawsuits to challenge ANATEL's burden charges. In July 2024, ANATEL's Board of Directors ruled on the PAC regarding the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was favorable to the Company, as it decided to include the terms with lesser scope in the calculation methodology, resulting in a reduction in amounts. Other proceedings may be impacted by this decision, with pending recalculation by ANATEL. It is estimated that with a possible loss prognosis of the SMP burden, the amounts will be approximately R$1,024,955 and R$907,905 on December 31, 2024 and 2023, respectively.
Regarding the processes that discussed the collection of contractual charges due for the extension of the STFC concession contracts, it is important to highlight that such processes were part of the Commitment Term Associated with the Self-Composition Negotiations for Adapting the STFC Concession Contracts to Authorization Instruments, the current risk of which is remote.
•The PADO for alleged violations of the fixed telephony regulation with a fine applied by ANATEL totaling R$199,075 as the principal amount and an updated amount (plus interest and monetary correction) of R$586,512 on December 31, 2023, was part of the Commitment Term Associated with the Self-Composition Negotiations for Adapting the STFC Concession Contracts to Authorization Instruments, whose current risk is remote.
•Legal proceeding filed by the Company to nullify a decision by CADE, which found that the operators (Claro, Oi Móvel and the Company) engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to the company BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, the amount updated on December 31, 2024 was R$38,109. The purpose of this action is to seek the nullification of the aforementioned sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the first instance awaiting a ruling.
•The process instituted by ANATEL to investigate possible measures regarding the possible transfer of gains resulting from a decision by the STF, which excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017 in the concession plans, the amount of which on December 31, 2023 was R$1,408,746, was part of the Commitment Term Related to the Self-Composition Negotiations for Adapting STFC Concession Contracts to Authorization Instruments, the current risk of which is remote.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•The PADO that deals with coverage targets for which the fine applied was R$127,741, the amount of which was updated on December 31, 2024, and was R$167,658, could be converted into an obligation to do so, which consists of an alternative means of complying with the fine, for investment in the installation of a 4G radio base station in 188 locations without this technology, the installation of which must occur in 2 and a half years, with maintenance costs equivalent to the period of 1 year. The installation cannot result from range sharing, swap, network rental, industrial exploration contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the determined period will be subject to monitoring.
•On October 1, 2024, the Company became aware of the establishment of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to provide compensation in the amount of R$35,968 to consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not yet had its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.
The amounts consolidated in the topics highlighted above totaled R$1,266,690 and R$3,059,298 on December 31, 2024 and 2023, respectively.
In addition to the specific cases above, the Company maintains administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with obligations established in the sectoral regulations, as well as ordinary legal proceedings and writs of mandamus that discuss, mainly, sanctions applied by ANATEL in the administrative sphere, mainly in relation to the same topics described in note 20.c.2.1, namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,398,084 and R$2,773,803 on December 31, 2024 and 2023, respectively.
Other cases:
•The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for the vacancy of frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•The Company is a party to legal proceedings that discuss the nullity of contractual clauses and obligations to do and not to do linked to the suspension of services, non-increase of tariffs, repairs and maintenance of poles, and which do not involve a specific financial value, considering that, at the current procedural stage in which they are found, they are inestimable. These proceedings are still awaiting judgment in the respective courts.
The amounts consolidated in the matters highlighted above totaled R$401,863 and R$932,077 on December 31, 2024 and 2023, respectively.
20.c.3. Civil provision and contingencies

Nature/Degree of Risk	12.31.2024	12.31.2023
Provisions	1,411,141	1,226,995
Possible losses	2,000,926	2,126,718

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
20.c.3.1. Civil provisions
Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:
•The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2024 and 2023, the provision was R$152,109 and R$157,960, respectively.
•The Company and/or its subsidiaries are party to various civil proceedings of an to individual consumer level, relating to the non-provision of services and/or products sold. On December 31, 2024 and 2023, the provision was R$293,571 and R$304,454, respectively.
•The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2024 and 2023, the provision was R$965,461 and R$764,581, respectively.
20.c.3.2. Possible losses – civil contingencies
Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:
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
An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand Reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, which was not heard by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim currently.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region. With the creation of the TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG, was sent to the new TRF, which denied the necessary referral, maintaining the inadmissibility of the requests made by the MPF, with the decision of the TRF of the 6th region having already become final.
20.c.4. Labor provisions and contingencies

Nature/Degree of Risk	12.31.2024	12.31.2023
Provision	935,541	693,712
Possible losses	1,346,257	1,587,544
The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (those claiming subsidiary obligor or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.
21. LOANS AND FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS
21.a. Accounting policy
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
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
21.b. Critical estimates and judgments – Leases
Determining the lease term of contracts that have renewal or termination option clauses. The Company and its subsidiaries determine the lease term as the non-cancellable contractual term, together with the periods included in a possible renewal option to the extent that such renewal is assessed as reasonably certain and with periods covered by an option to terminate the contract at to the extent that it is also assessed as reasonably certain. The Company and its subsidiaries have several lease agreements that include renewal and termination options.
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
21.c. Breakdown

	12.31.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Leases (c.1)	4,520,626	10,725,980	15,246,606	3,877,090	9,718,949	13,596,039

Debentures – 7th issue (c.2)	1,695,214	2,000,000	3,695,214	221,589	3,500,000	3,721,589

Loans and financing (c.3)	232,118	1,572,592	1,804,710	376,981	1,042,618	1,419,599
5G Licences (c.3.1)	62,811	942,159	1,004,970	351,291	949,395	1,300,686
Liabilities for the acquisition of a company (c.3.2)	26,182	207,167	233,349	25,690	63,198	88,888
Tax Refinancing and Amnesty Program (c.3.3)	130,563	313,799	444,362	—	—	—
Financial institutions (c.3.4)	2,386	2,500	4,886	—	—	—
Other creditors (c.3.5)	10,176	106,967	117,143	—	30,025	30,025
Total	6,447,958	14,298,572	20,746,530	4,475,660	14,261,567	18,737,227
All liabilities shown in the table above were contracted in national currency (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in foreign currency (euros).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
21.c.1. Leases
The Company and its subsidiaries have contracts classified as leases, referring to: (i) rental of structures (towers and rooftops), resulting from sale and leaseback operations; (ii) rental of sites built in the Built to Suit (“BTS”) for the installation of antennas and other equipment and for transmission; (iii) rental of computer equipment; and (iv) rental of infrastructure and transmission means; offices, shops and commercial properties.
The weighted annual interest rate on lease contracts on December 31, 2024, is 12.17%, with an average maturity of 5.12 years (12.79% and 5.38 years on December 31, 2023, respectively).
The balances of the lease payables are as follows:

	12.31.2024	12.31.2023
Nominal value payable	20,401,868	18,075,084
Unrealized financial expenses	(5,155,262)	(4,479,045)
Present value payable	15,246,606	13,596,039

Current	4,520,626	3,877,090
Non-current	10,725,980	9,718,949
21.c.2. Debentures
On July 14, 2022, the Company completed the payment of the 7th issue of simple debentures, not convertible into shares, unsecured, in two series. A total of 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand Reais), with a total nominal value of R$3,500,000, the settlement of the respective public offering was concluded with restricted efforts, being: (i) 1st series, with a nominal value of R$1,500,000, pays CDI + 1.12% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid upon maturity on July 12, 2025; and (ii) 2nd series, with a nominal value of R$2,000,000, pays CDI + 1.35% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid on July 12, 2027.
The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), which allows them to be classified as “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The debentures are subject to early maturity events, standard for this type of offer, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), automatically or not, such as: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.
Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.
On December 31, 2024 and 2023, all applicable covenants had been complied with by the Company.
21.c.3. Loans and financing
21.c.3.1. 5G licenses
On December 3, 2021, Term authorizations were signed with ANATEL from its auctions for the implementation of 5G technology, the Company having presented successful bids. These authorizations are valid for 20 years associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997.
These amounts are being updated by the reference rate of the Special Settlement and Custody System (“SELIC“) (10.88% and 13.03% in 2024 and 2023, respectively).
These Terms are guaranteed by insurance contracts.
21.c.3.2. Liabilities for the acquisition of a company
Refer to liabilities arising from the acquisitions of Vita IT, Vale Saúde Sempre and IPNET, described below, whose balances were R$233,349 and R$88,888 on December 31, 2024 and 2023, respectively.
Acquisition of Vita IT by TIS
The total consideration transferred for the acquisition in 2022 of Vita IT by TIS, an indirect subsidiary of the Company, was R$110,220, adjusted by the IPCA from the transaction date until the actual payment. Of this amount, R$42,000 was paid in cash upon completion of the transaction and the remainder will be paid in accordance with contractual clauses. The balances on December 31, 2024 and 2023 were R$63,579 and R$63,605, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Acquisition of Vale Saúde Sempre by POP
The total consideration transferred for the acquisition of Vale Saúde Sempre by POP, including the price adjustments agreed between the parties, was R$62,033, adjusted by the variation in the DI rate that occurred between the transaction date and the respective payment. Of this amount, R$37,029 was paid in cash upon completion of the transaction and the remainder will be paid, in accordance with contractual clauses. The balances on December 31, 2024 and 2023 were R$3,578 and R$25,283, respectively.
Acquisition of IPNET by CloudCo
The total consideration transferred for the acquisition of IPNET by CloudCo Brasil in 2024, including the price adjustments agreed between the parties, was R$223,799, updated by the variation in the IPCA/SELIC rate that occurred between the date of the transaction and the respective payment. Of this amount, R$60,007 was paid in cash upon completion of the transaction and the remainder will be paid in accordance with contractual clauses. The balance on December 31, 2024 was R$166,192.
21.c.3.3. Tax amnesty program
As described in Note 20.c), in 2024 Management, under the advice of its legal counsel, joined the Amnesty and Refinancing Programs for ICMS in the States of São Paulo and Paraná. As a result, the remaining balance of R$484,654 was classified as financing, which will be partially settled by offsetting a judicial deposit (for the State of São Paulo) and the remainder will be paid in up to 60 installments adjusted by the SELIC interest rate.
21.c.3.4. Financial institutions
IPNET, a company acquired by CloudCo Brasil in 2024, has a bank loan with Caixa Econômica Federal, with a remuneration of CDI + 2.92% per year. Interest and principal are paid in monthly installments, with the final installment due on July 17, 2026.
21.c.3.5. Other creditors
They include information on transactions for the subscription of senior shares in the Vivo Money FIDCs and the loan agreement of the subsidiary CloudCo Brasil, described below, whose balances on December 31, 2024 and 2023 were R$117,143 and R$30,025, respectively.
Subscriptions for senior shares in Vivo Money
In 2023 and 2024, Polígono made contributions to Vivo Money and Vivo Money II, through the subscription of senior shares, being: (i) in 2023: contributions of R$30,000 to Vivo Money; and R$25 on Vivo Money II; (ii) in 2024: contributions of R$37,289 to Vivo Money and R$804 to Vivo Money II.
These contributions mature on July 31, 2028, remuneration of 100% of the CDI, year 252 days, spread of 3.75% p.a. and amortization of the principal from August 31, 2025.
The balances on December 31, 2024 and 2023 were R$68,118 and R$30,025, respectively.
Loan agreement between CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (“TCCT”)
On September 26, 2024, the Company's subsidiary - CloudCo Brasil and TCCT (a Telefónica Group member company), entered into a loan agreement in the amount of €7,394 thousand (equivalent to R$44,991, principal amount), providing CloudCo Brasil with the financial capacity to meet its obligations for the acquisition of IPNET.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The principal amount will be adjusted daily, until the date of effective settlement, by the Euribor 6M rate + 240 bps per year, from the date the principal is made available until the date of its effective payment (“interest”). Interest will be paid semi-annually starting on March 27, 2025 and the principal will be paid on September 27, 2027.
To mitigate risk exposure, a swap was contracted exchanging the exchange rate risk and fixed interest for CDI + 1.795% p.a.
The balance on December 31, 2024 was R$49,025.

			Loans and financing
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of a company	Refinancing and Amnesty Program	Financial institutions	Other creditors	Total
2026	3,481,994	—	62,811	37,321	91,817	2,500	22,707	3,699,150
2027	2,520,201	2,000,000	62,811	45,550	91,817	—	71,016	4,791,395
2028	1,896,077	—	62,811	29,829	91,817	—	13,244	2,093,778
2029	1,335,348	—	62,811	94,467	38,348	—	—	1,530,974
2030 onwards	1,492,360	—	690,915	—	—	—	—	2,183,275
Total	10,725,980	2,000,000	942,159	207,167	313,799	2,500	106,967	14,298,572

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
21.e. Changes

			Loans and financing
	Leases	Debentures	5G Licences	Financial institutions	Liabilities for the acquisition of a company	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	—	19,301,796
Additions(1)	4,738,994	—	—	—	—	—	30,025	4,769,019
Exchange variation (Note 28.)	—	—	—	(52,254)	—	—	—	(52,254)
Financial charges (Note 28.)	1,392,570	486,521	105,563	68,517	38,070	—	943	2,092,184
Business combination – Vale Saúde Sempre	—	—	—	—	25,815	—	—	25,815
Dispute settlement agreement - Acquisition of Oi mobile UPI – Reversion to results for the period (Notes 27. and 28.)	—	—	—	—	(277,507)	—	—	(277,507)
Dispute settlement agreement - Acquisition of Oi mobile UPI – Compensation with judicial deposits	—	—	—	—	(277,507)	—	—	(277,507)
Write-offs (cancellation of contracts)	(331,827)	—	—	—	(6,271)	—	—	(338,098)
Write-offs (payments), principal	(2,754,909)	—	(616,936)	(1,056,060)	(24,038)	—	—	(4,451,943)
Write-offs (payments), financial charges	(1,481,392)	(501,765)	(31,912)	(33,293)	(4,973)	—	(943)	(2,054,278)
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Additions(1)	4,774,379	—	—	—	—	484,654	83,084	5,342,117
Exchange variation (Note 28.)	—	—	—	—	—	—	2,598	2,598
Financial charges (Note 28.)	1,630,993	417,048	54,587	73	7,458	21,443	9,759	2,141,361
Business combination – IPNET (Note 1.c.2.)	—	—	—	5,563	163,792	—	—	169,355
Write-offs (cancellation of contracts)	(69,121)	—	—	—	—	—	—	(69,121)
Write-offs (payments), principal	(3,081,545)	—	(331,687)	(750)	(22,927)	(58,130)	—	(3,495,039)
Write-offs (payments), financial charges	(1,600,192)	(443,423)	(18,616)	—	(3,862)	(3,605)	(8,323)	(2,078,021)
Other changes	(3,947)	—	—	—	—	—	—	(3,947)
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530

(1) The amounts of income from leases and Tax Amnesty Programs have no effect on resources (cash).
22. DEFERRED INCOME

	12.31.2024	12.31.2023
Contractual Liabilities (customers contracts)(1)	1,016,935	963,407
Sale of goods and fixed assets(2)	61,919	68,699
Government grants	6,714	17,124
Other(3)	60,478	37,373
Total	1,146,046	1,086,603

Current	1,019,134	960,078
Non-current	126,912	126,525

(1)Refers to the balance of contractual liabilities of customers, deferred to match performance obligations over time.
(2)Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met..
(3)The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Below, we present the changes in contractual liabilities (contracts with customers), mainly represented by the sale of prepaid credits.

	12.31.2024	12.31.2023
Balance at the beginning of the fiscal year	963,407	865,407
Additions	9,482,545	8,051,367
Write-offs, net	(9,429,017)	(7,953,367)
Balance at the end of the year	1,016,935	963,407
Below, we present the expected terms for the realization of contractual, non-current liabilities.

Year
2025	953,756
2026	42,365
2027	4,192
2028	3,688
2029	3,481
2030 onwards	9,453
Total	1,016,935
23. OTHER LIABILITIES

	12.31.2024	12.31.2023
Reduction of the Company's capital	38,721	—
Surplus from post-employment benefit plans (Note 31.)	728,559	1,077,083
Liabilities with ANATEL(1)	1,039,492	929,520
Third-party withholdings(2)	218,244	205,315
Liabilities with related parties (Note 29.)	133,928	5,671
Obligations to customers – refund	126,867	124,533
Other liabilities	74,660	43,558
Total	2,360,471	2,385,680

Current	716,984	509,495
Non-current	1,643,487	1,876,185

(1)Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP (Note 14.e.).
(2)This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
24. EQUITY
24.a. Capital
Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.
Brazilian Corporation Law No. 6,404, of December 15, 1976 (“Corporation Law”), Article 166, item IV, establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.
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
Company's Capital Reduction
The Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Corporation Law, as amended, and the provisions of CVM Resolution No. 44, of August 23, 2021, reported on February 15, 2023 that its Board of Directors approved the submission, by the Company, of a request for prior consent to ANATEL to be able to reduce its share capital.
At a meeting of ANATEL's Board of Directors, held on September 15, 2023, the request for prior consent for the Company to make one or more reductions of share capital (R$63,571,416) was unanimously approved, subject to Management's assessment of opportunity and convenience, in a maximum total amount of up to R$5 billion (five billion reais).
Subject to compliance with the conditions imposed by ANATEL, the decision of the Company's Management on opportunity and convenience, as well as obtaining the necessary corporate approvals, the granting of said consent gives the Company flexibility to carry out or not the reductions, which, when carried out, will occur through the return of resources to its shareholders in proportion to their equity interest on the respective base dates.
1st Capital Reduction
On November 8, 2023, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Corporation Law, and the provisions of CVM Resolution No. 44/2021, informed its shareholders and the market in general that its Board of Directors approved: (i) a proposal, to be assessed and deliberated by the Company's shareholders at an EGM, of an operation to reduce the company's share capital Company in the amount of R$1.5 billion, without the cancellation of shares issued by the Company and through the refund of resources to shareholders, in national currency, to be paid in a single installment until July 31, 2024, in date to be determined by the Company's Board of Directors, and: (ii) the EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws.
On January 24, 2024, the Company's EGM approved the return ("Reduction") of R$1,500,000 of share capital, falling from R$63,571,416 to R$62,071,416, without canceling shares. The number of shares are unaltered and the percentage of shareholder participation in the Company's share capital is unchanged (“Reduction”).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
After all applicable legal requirements were met, the Reduction became fully effective and on July 10, 2024, the Company made the payment for the reduction of its share capital (Note 23.a) in the amount of R$1,442,860 (net of IRRF of R$18,419), in Brazilian Reais, equivalent to R$0.90766944153 for each common share issued by the Company, to the shareholders held of record at the close of business on April 10, 2024.
In cases where it was not possible to make payments to shareholders, totaling R$38,721 on July 10, 2024, these amounts will remain available to these shareholders for the prescriptive period, Note 23.
2nd Capital Reduction
In the Material Fact disclosed by the Company on November 5, 2024, the Company's Board of Directors approved (i) a proposal, subject to deliberation at an EGM, for a capital reduction operation of the Company in the amount of R$2.0 billion, without the cancellation of shares issued by the Company and through the return of funds to shareholders, in national currency; and (ii) the convening of an extraordinary general meeting to deliberate on said capital reduction proposal and the consequent amendment to the Company's Bylaws.
On December 18, 2024, the Company's EGM approved the reduction of its capital, under the terms mentioned in the Material Fact of November 5, 2024, and, after all applicable legal requirements have been met, said reduction will become fully effective, and the funds arising therefrom will be paid in a single installment by July 31, 2025, on a date to be determined in due course by the Company's Board of Directors.
This new capital reduction will be implemented by refunding to shareholders, in national currency (R$/Reais), the amount of R$1.22651176012 per common share issued by the Company, considering a total of 1,652,588,360 common shares into which its share capital is divided, excluding 21,947,656 common shares held in treasury on October 31, 2024. The amount per common share was calculated based on the shareholding position on October 31, 2024, and, due to the Company's Share Buyback Program, said amount may change considering the shareholding base to be verified on February 27, 2025. Therefore, the shareholding position to be considered for the receipt of funds arising from this capital reduction will be that recorded in the Company's records on February 27, 2025, and after this date, the shares issued by the Company Company will be considered ex-restitution rights.
The purpose of this capital reduction operation is to improve the Company's capital structure, which allows for more flexible allocation of its capital, generating a balance between its need for resources and the generation of value for its shareholders. Given its approval at the EGM, the implementation of the capital reduction is now subject to the expiration of a period of 60 days from the publication of the respective minutes, as provided for in article 174 of the Brazilian Corporation Law.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The subscribed and paid-in share capital was R$62,071,416 and R$63,571,416 on December 31, 2024 and 2023, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

	12.31.2024		12.31.2023
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	76.30%	1,244,240,476	75.29%
Telefónica	634,398,912	38.90%	634,398,912	38.38%
Telefónica Latinoamérica Holding, S.L.	608,905,051	37.34%	608,905,051	36.85%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	382,442,128	23.46%	408,343,528	24.71%
Treasury Shares	3,961,092	0.24%	4,356	—%
Total shares	1,630,643,696	100.00%	1,652,588,360	100.00%
Treasury Shares	(3,961,092)		(4,356)
Total shares outstanding	1,626,682,604		1,652,584,004

Book value per outstanding share:
On 12.31.2024				R$	42.87
On 12.31.2023				R$	42.10
24.b. Company's share buyback program
On March 4, 2024, the Company's Board of Directors, in accordance with article no. 15, item XV of the Company's Bylaws and CVM Resolution no. 77/2022, approved a new share buyback program issued by the Company ("Program"), which aims to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing share capital, with the purpose of increasing value for shareholders through the efficient application of available cash resources, optimizing the allocation of the Company's capital.
On August 30, 2024, the Company's Board of Directors approved an amendment to the Program, increasing the maximum amount of funds that may be used to repurchase shares from R$1 billion to R$1.5 billion, maintaining all other terms and conditions of the Program, as announced on March 5, 2024, except for the number of shares (i) in circulation, (ii) held in treasury and (iii) that may be acquired, which were updated due to the time lapse since the approval of the Program. The repurchase of shares will be carried out using funds available in the statutory profit reserve, and the result recorded in the current year may also be used, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022.
Considering the base date of July 31, 2024, the maximum number of common shares that can be acquired, in accordance with the legal limit, is 30,332,692 common shares, already discounted from the 10,499,456 common shares held in treasury, as disclosed in the Material Fact of August 30, 2024.
This program is effective from March 5, 2024 and ends on March 4, 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Below, we present the movements of treasury shares, described in items c) and d) of this Note.

	Number of shares			Values
	Capital reserves	Income reserves	Total	Capital reserves	Income reserves	Total
Equity on December 31, 2022	13,381,540	—	13,381,540	(607,443)	—	(607,443)
Share buybacks	3,648,542	7,324,185	10,972,727	(86,337)	(402,421)	(488,758)
Share cancellations	(17,025,726)	(7,324,185)	(24,349,911)	693,586	402,421	1,096,007
Equity on December 31, 2023	4,356	—	4,356	(194)	—	(194)
Share buybacks	—	25,901,400	25,901,400	—	1,299,583	1,299,583
Share cancellations	—	(21,944,664)	(21,944,664)	—	(1,099,584)	(1,099,584)
Equity on December 31, 2024	4,356	3,956,736	3,961,092	(194)	199,999	199,805
24.c. Capital reserves
The balance on December 31, 2024 was R$63,095 on December 31, 2024 and 2023, comprises:
•Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit. The balance was R$63,074 on December 31, 2024 and 2023.
•Treasury shares: Refers to the repurchase of ordinary shares, using capital reserves.The balance was R$194 on December 31, 2024 and 2023.
•Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and merger of companies by the Company and/or its subsidiaries. The balance was R$215 on December 31, 2024 and 2023.
24.d. Income reserves
The balance on December 31, 2024 was R$7,523,216 (R$5,885,575 on December 31, 2023), subdivided into:
•Legal reserve: A statutory reserve, under corporate law, formed by appropriating 5% of the net profit for the year, until it reaches 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses.. The balance of this item on December 31, 2024 was R$4,118,419 (R$3,841,022 December 31, 2023).
•Treasury shares: Refers to the balance of 3,956,736 common shares resulting from the repurchases and cancellation that occurred in 2024, through the use of part of the result of the fiscal year 2024. The balance of this item was R$199,999 on December 31, 2024.
•Tax incentives: The Company has tax benefits related to: (i) ICMS in the States of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies linked to investments in the installation of SMP support equipment, fully functioning and operational, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the states in the North and Northeast regions of the country (SUDAM and SUDENE areas). Until the fiscal year ending December 31, 2023, the portion of these tax benefits was excluded from the calculation of dividends, and could only be used in cases of capital increase or loss absorption. With the entry into force of Law No. 14,789/23, as of the fiscal year 2024, the portion of these tax benefits, whose amount was R$16,136, is no longer excluded from the calculation of dividends.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The balances were R$426,933 and R$313,581 on December 31, 2024 and 2023, respectively.
•Reserve for remuneration to shareholders and investments: Statutory reserve created by the Company under the terms of article 194 of the Brazilian Corporation Law, allowing upon Management's proposal for, up to 50% of the net profit for the year to be appropriated, provided that the balance of the reserve does not exceed, in total, the corresponding 20% of the Company's share capital, in order to preserve resources for: (i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or interim dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. On April 11, 2024, the Company's EGM approved the creation of this statutory reserve, and, at the Annual General Meeting (“AGM”) immediately following this EGM, the allocation of R$1,730,972 of the net profit for the year ended December 31, 2023 to the aforementioned reserve. Regarding the remaining amount of net profit available for distribution for the fiscal year ended December 31, 2024, in the amount of R$1,446,891,000, it was proposed to allocate it to this reserve, to be deliberated at the Company's EGM to be held on April 25, 2025. The balance of this item was R$3,177,863 and R$1,730,972 on December 31, 2024 and 2023.
24.e. Dividend and interest on equity
24.e.1. Allocation of dividends and interest on equity for the 2024 and 2023
The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.
In 2024
At meetings of the Company's Board of Directors, interest on equity was declared, in accordance with article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the year ending on December 31, 2024, ad referendum of the Shareholders' AGM to be held in 2025, as follows:

Dates
Deliberation	Credit	Payment date	Gross Amount	Net Value	Amount per Share, Net
03.14.2024	03.28.2024	12.17.2024	300,000	255,000	0.15430380506
04.16.2024	04.29.2024	12.17.2024	380,000	323,000	0.19558005970
06.14.2024	06.26.2024	12.17.2024	175,000	148,750	0.09029252997
07.15.2024	07.26.2024	04.30.2025	650,000	552,500	0.33628052957
08.14.2024	08.26.2024	04.30.2025	400,000	340,000	0.20753991232
12.12.2024	12.26.2024	04.30.2025	1,200,000	1,020,000	0.62704303685
Total			3,105,000	2,639,250
In 2023
At the AGM held on April 11, 2024, the accounts were approved, and the Management Report and Financial Statements were examined, discussed and voted on, as accompanied by the Independent Auditors' Report, the Opinion of the Audit and Control Committee and the Opinion of the Fiscal Council, referring to the year ending on December 31, 2023, as well as the proposal for the allocation of the 2023 results.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
During the 2023 financial year, the Company allocated intermediate dividends and interest on equity, which were allocated to the minimum mandatory dividends and proposed additional dividends, as follows:

Dates
Deliberation	Credit	Payment date	Gross Amount	Net Value	Amount per Share, Net
02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.05420598981
03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.14834705593
05.15.2023	05.31.2023	04.23.2024	320,000	272,000	0.16386448053
07.17.2023	07.31.2023	04.23.2024	405,000	344,250	0.20761977781
08.15.2023	08.31.2023	04.23.2024	265,000	225,250	0.13597484254
09.11.2023	09.22.2023	04.23.2024	200,000	170,000	0.10262252267
10.10.2023	10.23.2023	04.23.2024	150,000	127,500	0.07698872139
12.14.2023	12.26.2023	04.23.2024	850,000	722,500	0.43719411434
Total			2,586,000	2,198,100
24.e.2. Unclaimed dividends and interest on equity
Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.
For the years ended December 31, 2024 and 2023, the Company reversed unclaimed dividends and interest on equity amounting to R$126,977 and R$139,766, respectively, which were included in calculations for decisions on Company dividends.
24.e.3. Remuneration to shareholders
The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The table below shows the calculation of dividends and interest on equity for 2024 and 2023:

	2024	2023
Net income for the year	5,547,948	5,029,389
(-) Allocation to legal reserve	(277,397)	(251,470)
(-) Tax incentives – not distributable	(113,352)	(99,132)
Adjusted net income	5,157,199	4,678,787

IOE allocated for the year (gross)	(3,105,000)	(2,586,000)

Unallocated net profit balance	2,052,199	2,092,787

(+) Unclaimed dividends and interest on equity	126,977	139,766
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	367,299	(99,160)
(-) Share buyback and cancellation - share buyback programs	(1,099,584)	(402,421)
Income available for allocation	1,446,891	1,730,972

Proposal for allocation:
Reserve for shareholder remuneration and investments	1,446,891	1,730,972
Total	1,446,891	1,730,972

Mandatory minimum dividend – 25% of adjusted net income	1,289,300	1,169,697
The proposal to management of the 2024 financial year that is presented above will be submitted to the annual general meeting to be held in 2025.
24.f. Equity valuation adjustment
Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).
Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).
Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Currency translation effects – foreign investments	Financial assets at fair value through other comprehensive income	Derivative transactions	Total
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(4,806)	—	—	(4,806)
Losses from derivatives	—	—	(608)	(608)
Losses on financial assets at fair value through other comprehensive income	—	(60)	—	(60)
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	24,566		—	24,566
Gains from derivatives	—	—	593	593
Losses on financial assets at fair value through other comprehensive income	—	(13)	—	(13)
Balance on December 31, 2024	81,142	(9,287)	—	71,855

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
24.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total

Equity on December 31, 2022	81,838	20,525	21,575	123,938
Company	40,927	20,115	10,789	71,831
Non-controlling shareholders	40,911	410	10,786	52,107

Company	7,386	22,080	586	30,052
Capital contributions in investees	—	25,066	—	25,066
Movements in equity	(2,737)	—	55	(2,682)
Movements in the statements of income	10,123	(2,986)	531	7,668

Non-controlling shareholders	7,383	450	585	8,418
Capital contributions in investees	—	511	—	511
Movements in equity	(2,736)	—	55	(2,681)
Movements in the statements of income	10,119	(61)	530	10,588

Equity on December 31, 2023	96,607	43,055	22,746	162,408
Company	48,313	42,195	11,375	101,883
Non-controlling shareholders	48,294	860	11,371	60,525

Company	6,316	92,651	1,184	100,151
Capital contributions in investees	—	97,449	—	97,449
Movements in equity	(2,001)	—	15	(1,986)
Movements in result	8,317	(4,798)	1,169	4,688

Non-controlling shareholders	6,313	1,892	1,183	9,388
Capital contributions in investees	—	1,990	—	1,990
Movements in equity	(2,000)	—	14	(1,986)
Movements in result	8,313	(98)	1,169	9,384

Equity on December 31, 2024	109,236	137,598	25,113	271,947
Company	54,629	134,846	12,559	202,034
Non-controlling shareholders	54,607	2,752	12,554	69,913

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
24.h. Earnings per share
Basic and diluted earnings per share were calculated by dividing profit attributed to the Company's shareholders by the weighted average number of outstanding common and preferred shares.
Below, we present the earnings per share calculations for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net profit for the year attributed to shareholders holding shares	5,547,948	5,029,389	4,085,013
Weighted average number of outstanding common shares for the year (thousands)	1,643,132	1,658,604	1,670,851
Basic and diluted results per common share (R$)	3.38	3.03	2.44
25. NET OPERATING REVENUE
25.a. Accounting policy
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
Revenues from equipment leasing contracts, classified as leasing (Vivo TECH product), are recognized when the equipment is installed, when the effective transfer of control. Revenues are recognized at the present value of future minimum contract payments.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
25.b. Breakdown

	2024	2023	2022
Gross operating revenue	76,772,414	71,229,553	67,761,022
Services(1)	68,930,886	63,727,415	60,845,159
Sale of goods(2)	7,841,528	7,502,138	6,915,863

Deductions from gross operating revenue	(20,927,366)	(19,129,402)	(19,719,860)
Taxes	(11,011,448)	(10,654,728)	(11,460,021)
Services	(9,585,332)	(9,078,822)	(10,080,992)
Sale of goods	(1,426,116)	(1,575,906)	(1,379,029)

Discounts granted and return of goods	(9,915,918)	(8,474,674)	(8,259,839)
Services(3)	(7,594,079)	(6,373,301)	(6,199,625)
Sale of goods	(2,321,839)	(2,101,373)	(2,060,214)

Net operating revenue	55,845,048	52,100,151	48,041,162
Services	51,751,475	48,275,292	44,564,542
Sale of goods	4,093,573	3,824,859	3,476,620

(1)These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.
(3)The consolidated balances in the December 31, 2022 include R$615,750, to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, resulting in the reduction of ICMS rate on communications services. The balance was recorded as a contra entry to provisions and contingencies (Note 20.).
No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2024, 2023 and 2022.
26. OPERATING COSTS AND EXPENSES

	2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(10,294,946)	(5,994,001)	(1,170,535)	(17,459,482)
Depreciation and amortization(2)	(11,713,054)	(1,671,280)	(817,951)	(14,202,285)
Personnel(3)	(1,366,540)	(3,532,543)	(1,083,338)	(5,982,421)
Cost of goods sold	(4,468,045)	—	—	(4,468,045)
Taxes, charges and contributions(4)	(2,029,196)	(39,086)	(42,710)	(2,110,992)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,523,263)	—	(1,523,263)
Rental, insurance, condominium and connection means(5)	(1,383,815)	(73,696)	(50,490)	(1,508,001)
Materials and other operating costs and expenses	(96,562)	(119,930)	(39,990)	(256,482)
Total	(31,352,158)	(12,953,799)	(3,205,014)	(47,510,971)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

	2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(9,419,794)	(5,889,946)	(1,070,918)	(16,380,658)
Depreciation and amortization(2)	(10,997,645)	(1,541,485)	(850,443)	(13,389,573)
Personnel(3)	(1,302,479)	(3,415,532)	(895,751)	(5,613,762)
Cost of goods sold	(4,301,092)	—	—	(4,301,092)
Taxes, charges and contributions(4)	(2,060,261)	(29,492)	(40,364)	(2,130,117)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,362,678)	—	(1,362,678)
Rental, insurance, condominium and connection means(5)	(1,241,597)	(72,742)	(49,765)	(1,364,104)
Materials and other operating costs and expenses	(92,532)	(127,365)	(50,055)	(269,952)
Total	(29,415,400)	(12,439,240)	(2,957,296)	(44,811,936)

	2022
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(8,865,064)	(5,730,219)	(1,063,572)	(15,658,855)
Depreciation and amortization(2)	(10,309,553)	(1,521,709)	(828,611)	(12,659,873)
Personnel(3)	(1,109,109)	(3,059,974)	(719,017)	(4,888,100)
Cost of goods sold	(3,841,064)	—	—	(3,841,064)
Taxes, charges and contributions(4)	(1,905,558)	(33,255)	(53,395)	(1,992,208)
Estimated impairment losses on accounts receivable (Note 5)	(1,307,950)	(66,148)	(48,182)	(1,422,280)
Rental, insurance, condominium and connection means(5)	—	(1,315,614)	—	(1,315,614)
Materials and other operating costs and expenses	(93,382)	(112,207)	(24,823)	(230,412)
Total	(27,431,680)	(11,839,126)	(2,737,600)	(42,008,406)

(1)Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.
(2)Includes the consolidated amounts of R$3,453,239 and R$3,353,344 and R$3,049,570 in the years ended December 31, 2024, 2023 and 2022, respectively, related to the leases depreciation (Note 13.e.). Includes the effects of changes in useful life and annual depreciation rates, being an increase of R$432,091 and a reductions of R$88,292 and R$295,464 in 2024, 2023 and 2022, respectively.
(3)Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.
(4)Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection..Includes low-value lease amounts of R$7,066, R$10,858 and R$12,425 in 2024, 2023 and 2022, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
27. OTHER OPERATING INCOME, NET

	2024	2023	2022
Recovered expenses and fines(1)	606,088	1,097,797	960,851
Provisions for legal claims and contingent liabilities(2)	(321,936)	(661,743)	(653,686)
Other operating income, net(3)	59,634	204,266	281,732
Total	343,786	640,320	588,897

Other income	665,722	1,302,063	1,242,583
Other expenses	(321,936)	(661,743)	(653,686)
Other operating income, net	343,786	640,320	588,897

(1)For the years ended December 31, 2023 and 2022, includes tax credits, in the amounts of R$276,726 and R$396,723, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized tax credits of PIS and COFINS. The remaining balance refers to contractual fines and other tax credits. In 2023, R$260,198, referring to the net gain from negotiations with TowerCo, resulting from lease contracts arising from the acquisition of Garliava in 2022 (Note 20).
(2)In 2024, includes: (i) R$386,392 referring to the reversal of regulatory provisions due to the Commitment Term Related to the Self-Composition Negotiations for Adaptation of STFC Concession Contracts to Authorization Instruments (Notes 1.b. and 20.); and (ii) R$26,546, referring to the reversal of expenses of provisions for legal claims due to the adhesion to tax amnesty programs in the States of SP and PR (Note 20).
(3)In 2023, includes R$244,229 related to the reversal of part of the remaining 50% resulting from the agreement regarding the Post-Closing Adjustment between the Company and Oi. S.A. – In Judicial Recovery. It also includes the amounts of net gains on the sale of assets (real estate, scrap, etc.) and expenses with taxes on other operating income.
28. FINANCIAL EXPENSES, NET
28.a. Accounting policy
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
28.b. Breakdown

	2024	2023	2022
Financial Income
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others)(1)	227,961	531,227	1,040,811
Interest income	642,278	536,420	571,784
Gain on derivative transactions	327,315	512,698	390,146
Interest receivable (customers, taxes and other)	223,797	165,212	154,263
Exchange rate variations on loans and financing, debentures, leases and other creditors (Note 21.e)	—	52,254	—
Other financial income	122,922	244,357	59,194
Total	1,544,273	2,042,168	2,216,198

Financial Expenses
Charges and fair value on loans, financing, debentures, leases and other creditor (Note 21.e)(2)	(2,141,361)	(2,092,184)	(1,850,286)
Expenses with monetary variations of provision for contingencies (Note 20.c)(3)	(81,296)	(784,427)	(893,963)
Loss on derivative transactions	(258,307)	(622,787)	(495,668)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(577,229)	(560,195)	(345,424)
Foreign exchange variation on loans and financing (Note 21.e.)	(2,598)	—	(108,310)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(234,608)	(162,544)	(86,276)
Other financial expenses	(158,577)	(163,940)	(202,591)
Total	(3,453,976)	(4,386,077)	(3,982,518)

Financial income (expenses), net	(1,909,703)	(2,343,909)	(1,766,320)

(1)For the years ended December 31, 2023 and 2022, includes tax credits, in the amounts of R$245,491 and R$816,038, respectively, arising from decisions on lawsuits, in favor of the Company, which recognized PIS tax credits and COFINS.
(2)Includes the consolidated amounts of R$1,630,993 e R$1,392,570 and R$1,292,376 in the years ended December 31, 2024, 2023 and 2022, respectively, related to leases charges.
(3)In 2024, includes: (i) R$405,986 referring to the reversal of the monetary update of regulatory provisions due to the Commitment Term Related to the Self-Composition Negotiations for Adaptation of STFC Concession Contracts to Authorization Instruments (Notes 1.b. and 20.); and (ii) R$372,271, referring to the reversal of expenses for monetary update of provisions for legal claims due to adherence to tax amnesty programs in the States of SP and PR (Note 20.).
29. BALANCES AND TRANSACTIONS WITH RELATED PARTIES
29.a. Balances and transactions with related parties
The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:
a)Fixed and mobile telephone services, provided to Telefónica Group companies.
b)Fiber optic network construction consultancy service.
c)Values referring to installments receivable as a result of the sale of equity interests and capital contributions, as well as the updating of these values.
d)Shared services, passed on at the cost actually incurred.
e)Right to use certain software licenses and contracted maintenance and support services.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
f)International transmission infrastructure for various contracted data circuits and connection services.
g)Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.
h)Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.
j)Data communication services and integrated solutions.
k)Long-distance calling and international roaming services
l)Disposal of assets
m)Brand Fee, for the assignment of use of brand rights.
n)Rental of buildings, data circuit or infrastructure.
o)Factoring operations, financing line for services provided by Telefónica Group suppliers.
p)Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.
The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 31.).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		12.31.2024			12.31.2023
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móveis Chile	k)	—	1,415	—	—	1,425	—
Telefónica Latinoamerica Holding	d)	—	—	2,389	—	—	26,959
Telefónica	d)	—	—	66	—	—	252
		—	1,415	2,455	—	1,425	27,211
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j) / n)	—	3,331	317	—	5,128	136
Telefónica Venezolana	d) / k)	—	11,857	5,821	—	9,270	3,238
Telefônica Factoring do Brasil	a) / d) / o)	—	2,217	85	—	1,560	40
Telefónica Global Solutions	e) / f) / k)	—	25,626	—	—	15,746	—
Telefónica Innovación Digital	d)	—	—	3,581	—	86	—
Telefónica Moviles Argentina	k)	—	6,183	—	—	5,886	—
Telfisa Global BV	i)	18,308	—	—	19,474	—	—
Telxius Cable Brasil	a) / d) / f) / l)	—	6,644	411	—	17,545	240
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	131	18,270	—	496	10,164
Telefônica Infra	c)	—	—	—	—	—	156,775
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / j) / n) / p)	—	958	74,991	—	6,691	39,188
Telefónica IoT & Big Data Tech	c) / d)	—	—	1,292	—	—	20,012
Other		—	4,878	8,177	—	5,091	11,242
		18,308	61,825	112,945	19,474	67,499	241,035
Total		18,308	63,240	115,400	19,474	68,924	268,246

Current assets
Cash and cash equivalents (Note 2.)		18,308	—	—	19,474	—	—
Trade accounts receivable (Note 5.)		—	63,240	—	—	68,924	—
Other assets (Note 11.)		—	—	72,641	—	—	259,426
Non-current assets
Other assets (Note 11.)		—	—	42,759	—	—	8,820

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		12.31.2024		12.31.2023
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móveis Chile	k)	979	—	451	—
Telefónica Latinoamerica Holding	d)	—	1,199	—	997
Telefónica	d) / e) / m)	8,585	128,304	100,886	110
		9,564	129,503	101,337	1,107
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k) / n)	31,843	318	31,475	318
Telefónica Compras Electrónica	g)	29,952	—	25,924	—
Telefónica Innovación Digital	h)	40,613	—	76,682	—
Telefónica Global Technology	e)	5,931	—	16,765	—
Telefónica Global Solutions	e) / f) / j) / k)	55,623	—	45,468	—
Telxius Cable Brasil	d) / f) / n)	50,965	1,572	37,211	1,572
Companhia AIX Participações	p)	2,691	80,549	2,779	31,134
Telefónica IoT & Big Data Tech	h)	31,315	—	27,041	—
Telefonica Ciberseguranca e Tecnologia Do Brasil	d) / e)	111,819	—	66,478	164
FiBrasil Infraestrutura e Fibra Ótica	d) / f)	121,887	13	38,922	487
Other		53,866	2,522	39,754	2,023
		536,505	84,974	408,499	35,698
Total		546,069	214,477	509,836	36,805

Current liabilities
Trade accounts payable and other payables (Note 17.)		546,069	—	509,836	—
Leases (Note 21.)		—	24,335	—	31,134
Other liabilities (Note 23.)		—	133,290	—	5,103
Non-current liabilities
Leases (Note 21.)		—	56,214	—	—
Other liabilities (Note 23.)		—	638	—	568

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

		Income statement
		2024			2023			2022
Companies	Type of transaction	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)
Parent Companies
Telefónica Móveis Chile	k)	2,852	(3,549)	(11)	2,446	(2,444)	26	—	10,839	2,630
Telefónica Latinoamerica Holding	d)	—	1,099	(38)	—	4,534	(775)	—	16,280	(428)
Telefónica	d) / e) / m)	—	(532,139)	(47,364)	—	(486,147)	7,572	—	(449,933)	12,113
		2,852	(534,589)	(47,413)	2,446	(484,057)	6,823	—	(422,814)	14,315
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	6,047	(87,976)	(21)	11,242	(95,885)	—	13,928	(110,417)	—
Telefónica Moviles Argentina	k)	3,204	(7,260)	(1,167)	2,304	(6,194)	132	1,148	(4,848)	(225)
Telefónica Innovación Digital	d) / h)	—	(222,662)	(23,180)	—	(209,100)	10,724	—	(177,107)	5,390
Telefónica Global Technology	e)	—	(77,779)	(5,847)	—	(64,435)	2,555	—	(74,512)	17
Telefónica Global Solutions	e) / f) / j) / k)	41,586	(100,807)	2,213	40,095	(78,611)	(2,547)	50,969	(67,157)	1,055
Telxius Cable Brasil	a) / d) / e) / f) / l)	9,350	(250,233)	(9,884)	8,257	(215,062)	4,579	12,542	(236,318)	1,688
Telefonica Ciberseguranca E Tecnologia do Brasil	a) / d) / e) / n)	351	(278,898)	—	817	(200,290)	—	1,713	(152,374)	—
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(121,052)	(5,732)	—	(114,302)	6,307	—	(101,757)	5,482
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / f) / j) / n) / p) / l)	11,331	(385,680)	12,727	8,658	(215,377)	5,238	7,639	(49,704)	973
Others		8,011	(105,660)	(5,038)	8,596	(94,112)	3,721	8,480	(55,894)	2,520
		79,880	(1,638,007)	(35,929)	79,969	(1,293,368)	30,709	96,419	(1,030,088)	16,900
Total		82,732	(2,172,596)	(83,342)	82,415	(1,777,425)	37,532	96,419	(1,452,902)	31,215
29.b. Management compensation
Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2024, and 2023 totaled R$67,496 and R$58,266, respectively. Of this amount, R$36,179 (R$31,473 on December 31, 2023) for salaries, benefits and social charges and R$31,317 (R$26,793 on December 31, 2023) for variable compensation.
These were recorded as personnel expenses in General and administrative expenses.
For the years ended December 31, 2024, 2023 and 2022, the Directors and Officers received no pension, retirement or similar benefits.
30. SHARE-BASED PAYMENT PLANS
Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each year-end date up to and including the settlement date, with the change in fair value recognized as employee benefit expense (Note 26) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability recognized.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
The level of success is based on comparing the evolution of shareholder remuneration, considering price and dividends (Total Shareholder Return - TSR) of the share of Telefónica or the Company, in relation to the evolution of the TSRs of the companies in the pre-defined Comparison Group, the achievement of the FCF (Free Cash Flow) of the Telefónica Group or the Company the neutralization or compensation of CO2 emissions (from the 2021 Cycle) and gender equality – presence of women in management positions (from the 2024 Cycle).
On December 31, 2024, the quoted value of Telefónica's shares was 3.9370 euros.
The main plans in effect as of December 31, 2024 were:
•Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:
Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 109 active executives, with the potential right to receive 232,000 Telefónica shares.
Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 152 active executives, with the potential right to receive 304,000 Telefónica shares.
Cycle 2024-2026 (January 1, 2024 to December 31, 2025): with 145 active executives, with the potential right to receive 268,000 Telefónica shares.
•Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:
Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 86 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 747,069 Telefónica shares.
Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 103 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 964,390 Telefónica shares.
Cycle 2024-2026 (January 1, 2024 to December 31, 2026): with 119 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,062,336 Telefónica shares

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
•Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:
Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 86 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the value corresponding to 380,150 shares of the Company.
Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 101 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 446,890 shares of the Company.
Cycle 2024-2026: (January 1, 2024 to December 31, 2026): with 118 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 420,827 shares of the Company.
The expenses of the Company and its subsidiaries with the share-based compensation plans described above, when applicable, are recorded as personnel expenses, segregated in the Cost of Services Rendered, Selling Expenses and General and Administrative Expenses groups (Note 26), in the amounts of R$41,843 and R$57,359. For the years ended December 31, 2024 and 2023, respectively.
On December 31, 2024 and 2023, the consolidated liability balances of the share compensation plans were R$126,019 and R$154,689, respectively, including taxes.
31. PENSIONS PLANS AND OTHER POST-EMPLOYMENT BENEFITS
31.a. Accounting policy
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
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
31.b. Critical estimates and judgments
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
31.c. Information on pension plans and other post-employment benefits
The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
The position of plan assets is on December 31, 2024 and 2023, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.
The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).
The following is a summary of the pension plans and other post-employment benefits:
31.c.1. Post-Employment Health Benefits Plans
The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2024, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2024, both plans projected for December 31, 2024.
For comparative exercises, the actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of July 31, 2023, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of July 31, 2023, both plans projected for December 31, 2023.
31.c.1.1. Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)
The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.
Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are at the fixed percentage of payroll of employees covered by the Telefônica BD plan.
31.c.1.2. Health care plan – Law No. 9656/1998
The Company manages and together with its subsidiaries sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
31.c.2. Post-employment Social Security Plans
Post-employment pension plans include: PBS Assistidos (“PBS-A”), CTB, Telefônica BD and Visão.
The actuarial assessment carried out for the CTB, PBS-A, Telefônica BD and Plano Visão pension plans used the participant registry with a base date of July 31, 2024, projected to December 31, 2024, and the participant registry with a base date of July 31, 2023, projected to December 31, 2023.
31.c.2.1. PBS Assisted Plan (PBS-A)
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
According to PREVIC Ordinances No. 249/23 and No. 926/24, dated March 14, 2023 and November 8, 2024, and published in the Official Gazette on April 13, 2023 and November 14, 2024, respectively, Sistel approved distributions of part of its surplus, in the form of a special PBS-A reserve, with reversion of amounts to sponsors and improvement of benefits, in the form of temporary income, to beneficiaries. The Company's share in the distribution of this reserve was calculated at R$89,130 for the distribution approved in 2023 and R$114,852 for the distribution approved in 2024, with distributions expected in the form of 36 monthly payments, adjusted by the plan's income (Note 11).
Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2024 and 2023. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.
31.c.2.2. CTB Plan
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
31.c.2.3. Telefônica DB Plan
The Company individually sponsors the defined benefit retirement, Telefônica DB plan.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
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
31.c.2.4. VISÃO Plans
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
The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$60,106 on December 31, 2024 (R$51,328 on December 31, 2023).
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
31.c.3. Consolidated information on pension plans and other post-employment benefits
31.c.3.1. Reconciliation of net liabilities (assets)

	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,954,418	1,548,742	3,503,160	2,167,726	1,917,650	4,085,376
Fair value of plan assets	3,158,617	885,337	4,043,954	3,233,947	920,586	4,154,533
Net liabilities (assets)	(1,204,199)	663,405	(540,794)	(1,066,221)	997,064	(69,157)

Asset limitation	1,112,307	—	1,112,307	1,072,192	—	1,072,192

Current assets	(73,314)	—	(73,314)	(30,673)	—	(30,673)
Non-current assets	(83,732)	—	(83,732)	(43,375)	—	(43,375)
Current liabilities	8,678	22,349	31,027	8,683	22,905	31,588
Non-current liabilities	56,476	641,056	697,532	71,336	974,159	1,045,495

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
31.c.3.2. Total expenses recognized in the statement of income

	2024			2023			2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,037	15,806	17,843	1,747	9,378	11,125	1,857	13,667	15,524
Net interest on net actuarial assets/liabilities	71	91,769	91,840	5,903	68,825	74,728	(2,466)	51,628	49,162
Total	2,108	107,575	109,683	7,650	78,203	85,853	(609)	65,295	64,686
31.c.3.3. Amounts recognized in other comprehensive income (loss)

	2024			2023			2022
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial losses (gains)	(73,304)	(425,490)	(498,794)	352,011	352,974	704,985	(46,511)	6,843	(39,668)
Asset limitation effect	(56,647)	—	(56,647)	(431,071)	(126,032)	(557,103)	46,240	71,149	117,389
Total	(129,951)	(425,490)	(555,441)	(79,060)	226,942	147,882	(271)	77,992	77,721
Income tax and social contribution levied on the total amounts recognized in other comprehensive income were: (i) in 2024: R$188,153, of which R$149,103 was deferred income tax and social contribution and R$39,050 was current income tax and social contribution; (ii) in 2023: (R$48,925), of which (R$79,229) was deferred income tax and social contribution and R$30,304 was current income tax and social contribution; and (ii) in 2022: R$26,335, was deferred income tax and social contribution.
31.c.3.4. Changes in amount net of liability (asset) of defined benefit, net

	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	5,971	997,064	1,003,035	64,725	700,930	765,655
Expenses	2,108	107,575	109,683	7,650	78,203	85,853
Sponsor contributions	(9,588)	(15,744)	(25,332)	(10,108)	(9,011)	(19,119)
Amounts recognized in OCI	(129,951)	(425,490)	(555,441)	(79,060)	226,942	147,882
Distribution of reserves	39,568	—	39,568	22,764	—	22,764
Net defined benefit liability (asset) at the end of the year	(91,892)	663,405	571,513	5,971	997,064	1,003,035
Actuarial assets per balance sheet	(157,046)	—	(157,046)	(74,048)	—	(74,048)
Actuarial liabilities per balance sheet	65,154	663,405	728,559	80,019	997,064	1,077,083

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
31.c.3.5. Changes in defined benefit liability

	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	2,167,726	1,917,650	4,085,376	1,969,220	1,495,397	3,464,617
Current service costs	2,037	15,806	17,843	1,747	9,378	11,125
Interest on actuarial liabilities	186,004	172,297	358,301	183,161	143,981	327,142
Benefits paid	(196,336)	(82,107)	(278,443)	(192,759)	(69,670)	(262,429)
Member contributions paid	182	—	182	231	—	231
Actuarial losses (gains) adjusted by experience	94,337	(67,734)	26,603	89,991	156,879	246,870
Actuarial losses (gains) adjusted by financial assumptions	(299,532)	(407,170)	(706,702)	115,649	155,209	270,858
Actuarial losses (gains) adjusted by demographic assumptions	—	—	—	486	26,476	26,962
Defined benefit liability at the end of the year	1,954,418	1,548,742	3,503,160	2,167,726	1,917,650	4,085,376
31.c.3.6. Changes in the fair value of plan assets

	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	3,233,947	920,586	4,154,533	3,273,309	909,271	4,182,580
Benefits paid	(188,315)	(66,412)	(254,727)	(184,151)	(60,705)	(244,856)
Participants contributions paid	182	—	182	231	—	231
Sponsor contributions paid	1,566	49	1,615	1,500	46	1,546
Interest income on plan assets	282,696	80,528	363,224	311,706	86,385	398,091
Return on plan assets excluding interest income	(131,891)	(49,414)	(181,305)	(145,884)	(14,411)	(160,295)
Distribution of reserves	(39,568)	—	(39,568)	(22,764)	—	(22,764)
Fair value of plan assets at the end of the year	3,158,617	885,337	4,043,954	3,233,947	920,586	4,154,533
31.c.3.7. Changes in asset limitation

	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,072,192	—	1,072,192	1,368,814	114,804	1,483,618
Interest on the asset limitation	96,762	—	96,762	134,449	11,228	145,677
Changes in the assets limitation, except interest	(56,647)	—	(56,647)	(431,071)	(126,032)	(557,103)
Asset Limitation at the end of the year	1,112,307	—	1,112,307	1,072,192	—	1,072,192

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
31.c.3.8. Results projected for 2025

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	1,781	8,381	10,162
Net interest on net defined benefit liability/asset	23,900	73,915	97,815
Total	25,681	82,296	107,977
31.c.3.9. Sponsoring company contributions projected for 2025

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	1,645	52	1,697
Benefits paid directly by the sponsor	8,678	22,486	31,164
Total	10,323	22,538	32,861
31.c.3.10. Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2024	6.9 years	11.8 years
In 2023	8.0 years	13.8 years

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
31.c.3.11. Actuarial assumptions

12.31.2024
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	11.07% to 11.67%	11.07% to 11.20%
Future salary growth rate	4.57% to 6.60%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2018 to 2022)	Turnover experience in VISÃO plans (2020 to 2022)

12.31.2023
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	8.90% to 9.07%	9.07% to 9.18%
Future salary growth rate	4.57% to 6.60%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2018 to 2022)	Turnover experience in VISÃO plans (2020 to 2022)
In addition to the assumptions presented in the tables above, for 2024 and 2023 other assumptions common to all plans were adopted, as follows: (i) long-term inflation rate: 3.50% in 2024 and 2023; and (ii) annual increase in the use of medical services according to age: 4.0% in 2024 and 2023.
31.c.3.12. Changes in actuarial assumptions in relation to the prior year
In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,954,418	1,548,742	3,503,160
Defined benefit liability, based on prior-year actuarial assumptions	2,253,950	1,955,912	4,209,862
Difference from change in actuarial assumptions	(299,532)	(407,170)	(706,702)
31.c.3.13. Sensitivity analysis for actuarial assumptions
The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.
Below, we present a sensitivity analysis on the defined benefit obligation for scenarios of a 0.5% increase and a 0.5% reduction in the discount rate used to adjust the defined benefit liability to present value.

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	1,954,418	1,548,742	3,503,160
Considering a rate increased by 1%	1,954,418	1,730,907	3,685,325
Considering a rate decreased by 1%	1,954,418	1,395,519	3,349,937

Defined benefit liability, discounted to present value at current rate	1,954,418	1,548,742	3,503,160
Considering a rate increased by 0.5%	1,900,202	1,469,618	3,369,820
Considering a rate decreased by 0.5%	2,012,028	1,635,539	3,647,567
31.c.3.14. Allocation of plan assets

	Consolidado
	12.31.2024			12.31.2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,417,123	850,897	3,268,020	2,571,155	867,468	3,438,623
Treasury Financial Letter	605,490	12,041	617,531	398,452	53,118	451,570
Repurchase operations	14,203	—	14,203	139,788	—	139,788
Debentures	14,148	—	14,148	17,840	—	17,840
Financial Letter	1,309	—	1,309	805	—	805
FIDC shares / Others	3,370	—	3,370	2,821	—	2,821
National Treasury Notes (LTN)	4,629	22,399	27,028	—	—	—
Variable income investments
Investments linked to funds and market indexes	4,509	—	4,509	4,917	—	4,917
Real estate investments	75,862	—	75,862	79,423	—	79,423
Loans to participants	15,654	—	15,654	16,669	—	16,669
Structured and overseas investments	2,320	—	2,320	2,077	—	2,077
Total	3,158,617	885,337	4,043,954	3,233,947	920,586	4,154,533

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
32. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT
32.a. Accounting policy
32.a.1. Financial assets
32.a.1.1. Initial recognition and measurement
On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.
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
32.a.1.2. Subsequent measurement
The subsequent measurement of financial assets depends on their classification, which may be as follows: (i) financial assets at fair value through profit or loss: are subsequently measured at fair value. Net income, including interest, is recognized directly in profit or loss; (ii) financial assets at amortized cost: are subsequently measured at amortized cost using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired; and (iii) financial assets at fair value through other comprehensive income: are subsequently measured at fair value. Interest income, foreign exchange and impairment losses or reversals are recognized in the statement of income and calculated in the same manner as for financial assets measured at amortized cost. Remaining changes in fair value are recognized in other comprehensive income. At the time of derecognition, the cumulative change in fair value recognized in other comprehensive income is reclassified to profit or loss.
32.a.1.3. Derecognition
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
32.a.1.4. Impairment of financial assets
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
32.a.2. Financial liabilities
32.a.2.1. Initial recognition and measurement
Upon initial recognition, a financial liability is classified into the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) derivatives designated as hedge instruments in an effective hedge, as appropriate.
Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.
The Company's consolidated financial liabilities include accounts payable to suppliers, loans, financing, debentures, leases and other creditors, derivative financial instruments, obligations with ANATEL, amounts to be refunded to customers and obligations with related parties.
32.a.2.2. Subsequent measurement
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
32.a.2.3. Derecognition
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
32.a.3. Fair value measurement
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
The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.
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
In the years ended December 31, 2024 and 2023, there were no transfers of fair value assessments between the aforementioned levels.
32.a.4. Financial instruments – net
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.
32.a.5. Derivative financial instruments and hedge accounting
The Company uses derivative financial instruments, such as currency and interest rate swaps and currency forward contracts to provide protection against the risk of changes in exchange rates.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
For hedge accounting purposes, they can be classified as: cash flow hedges and fair value hedges. The Company's contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the result, and fair value hedges when they provide protection against exposure to changes in the fair value of an identified portion of certain liabilities that are attributable to a particular risk (exchange rate variation) and may affect the result.
At the beginning of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the objective and risk management strategy for carrying out the hedge.
The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company assesses whether the hedging relationship meets the hedge effectiveness requirements (including its analysis of sources of hedge ineffectiveness and how to determine the hedge ratio). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: (i) there is an economic relationship between the hedged item and the hedging instrument; (ii) the effect of credit risk does not influence the changes in value that result from that economic relationship; and (iii) the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity effectively hedges and the quantity of the hedging instrument that the Company effectively uses to hedge that quantity of the hedged item.
Any gains or losses resulting from changes in the fair value of derivative financial instruments during the period are recognized directly in the statement of income, except for the effective portion of cash flow hedges, which is recognized directly in equity in other comprehensive income and subsequently reclassified to profit or loss when the hedged item affects profit or loss.
32.a.5.1. Cash flow hedges
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
32.a.5.2. Fair value hedges
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
For fair value hedges relating to items carried at amortised cost, any adjustments to carrying value are amortised through profit or loss over the remaining term of the hedge using the effective interest method. Amortisation of the effective interest rate may begin as soon as an adjustment occurs and, at the latest, when the hedged item ceases to be adjusted by changes in its fair value attributable to the hedged risk.
If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of income.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.
32.a.5.3. Classification between current and non-current
Derivative financial instruments are classified as current and non-current or segregated into short and long-term portions based on an evaluation of the contractual cash flows.
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
32.b. Critical estimates and judgments
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
32.c. Derivative transactions
The Company's contracting of derivative financial instruments is mainly intended to protect against the risk of inflation variation in leases indexed to the IPCA, in addition to protecting against exchange rate risk arising from liabilities in foreign currency. There are no derivative financial instruments for speculation purposes and possible effects from exchange rate risks are hedged.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.
The Company does not apply hedge accounting to its current portfolio.
On December 31, 2024 and 2023, the Company held no embedded derivatives contracts.
32.c.1. Fair value of derivative financial instruments
The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.
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
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Swap contracts
Assets position	899,522	820,298	104,300	85,288
Foreign Currency	594,886	609,794	7,782	256
US$(1)	493,087	369,544	6,526	27
EUR(1)	101,799	125,848	1,256	229
NDF US$(3)	—	114,402	—	—

Floating rate	259,259	172,471	2,938	1,952
CDI(1)	214,268	172,471	1,098	1,952
Euribor(4)	44,991	—	1,840	—

Inflation rates	45,377	38,033	93,580	83,080
IPCA(2)	45,377	38,033	93,580	83,080

Liabilities position	(899,522)	(820,298)	(98,205)	(94,703)
Floating rate	(685,254)	(533,425)	(97,353)	(93,805)
CDI(1)(2)	(685,254)	(533,425)	(97,353)	(93,805)

Fixed rate	—	(114,402)	—	(898)
NDF US$(3)	—	(114,402)	—	(898)

Foreign Currency	(214,268)	(172,471)	(852)	—
US$(1)	(214,268)	(169,247)	(852)	—
EUR(1)	—	(3,224)	—	—

	Long position		17,364	85,288
	Current		15,524	8,336
	Non-current		1,840	76,952

	Short position		(11,269)	(94,703)
	Current		(866)	(6,948)
	Non-current		(10,403)	(87,755)
	Amounts receivable (payable), net		6,095	(9,415)

(1)Foreign currency swap (euro and CDI x euro) (R$101,799) and (dollar and CDI x dollar) (R$278,819) – swap transactions contracted with maturities up to February 24, 2025, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$1,241 payable and R$6,711 payable, respectively).
(2)IPCA x CDI Swap (R$45,377) – swap transactions contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$3,758 payable).
(3)Forward operations contracted (NDF dollar x R$), closed on June 11, 2024, had the objective of protecting against exchange rate variation risks of service contracts.
(4)Swap Euribor x CDI (R$44,991) – swap transactions contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (accounting value of R$1,840 to be received).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
32.c.2. Net changes of derivative financial instruments

	12.31.2024	12.31.2023
Balance at the beginning of the fiscal year	(9,415)	(6,118)
Payments	34,285	142,637
Receipts	(92,079)	(27,484)
Effects on the financial result of fair value adjustments	68,944	(110,089)
Effects on equity of fair value adjustments	4,360	(8,361)
Balance at the end of the year	6,095	(9,415)
32.c.3. Aging of derivative financial instruments (net)

	Maturing in
Swap contract	2025	2026	2027	2028	2029	2030 onwards	Amount receivable (payable) on 12.31.2024
IPCA x CDI	6,645	4,957	4,245	4,515	4,518	(28,638)	(3,758)
Euribor x CDI	—	—	1,840	—	—	—	1,840
Foreign currency x CDI	7,767	—	—	—	—	—	7,767
CDI x Foreign Currency	246	—	—	—	—	—	246
Total	14,658	4,957	6,085	4,515	4,518	(28,638)	6,095
For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.
On December 31, 2024, and 2023, the derivatives financial instruments generated net results consolidated of positive R$69,008 and negative R$110,089, respectively (Note 28.).
32.c.4. Sensitivity analysis of the Company's risk variables
Publicly-held companies must disclose a sensitivity analysis table for each type of market risk considered relevant by Management, arising from financial instruments, to which the entity is exposed at the closing date of each period, including all operations with derivative financial instruments.
Each financial instrument derivative transaction was assessed, and assumptions included a probable base scenario and a further two stressed scenarios that could adversely impact the Company.
For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50%, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2024.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	103,360	129,200	155,040
Payables in EUR	Debt (appreciation risk EUR)	(104,619)	(130,774)	(156,929)
Receivables in EUR	Debt (depreciation risk EUR)	1,259	1,574	1,889
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk US$)	286,704	358,381	430,057
Payables in US$	Debt (appreciation risk US$)	(444,721)	(555,901)	(667,081)
Receivables in US$	Debt (depreciation risk US$)	155,479	194,348	233,218
	Net Exposure	(2,538)	(3,172)	(3,806)

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	36,086	21,414	8,116
Debt in IPCA	Debt (risk of increase in IPCA)	(36,086)	(21,414)	(8,116)
	Net Exposure	—	—	—

Hedge (active position)	Derivatives (Risk of Euribor drop)	1,840	2,300	3,450
Debt in Euribor	Debts (Risk of Euribor increase)	(1,840)	(2,300)	(3,450)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	852	897	908
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(39,844)	(49,805)	(59,765)
	Net Exposure	(38,992)	(48,908)	(58,857)

Total net exposure in each scenario		(41,530)	(52,080)	(62,663)

Net effect on changes in current fair value		—	(10,550)	(21,133)
The fair values shown in the table above are based on the portfolio position on December 31, 2024, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.
For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The assumptions used by the Company for the sensitivity analysis on December 31, 2024, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	6.1900	7.7400	9.2900
EUR	6.4400	8.0500	9.6500
IPCA	5.17%	6.50%	7.85%
IGPM	6.54%	8.24%	9.97%
CDI	12.15%	13.48%	16.39%
Euribor	2.72%	3.41%	4.10%
32.d. Classification of financial assets and liabilities by category and fair value hierarchy
For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.
Below, we present the composition and classification of financial assets and liabilities as of December 31, 2024 and 2023.

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		6,691,098	4,358,276	6,691,098	4,358,276
Financial investments (Note 4.)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5.)	1		9,471,592	9,318,077	9,471,592	9,318,077
Derivative transactions (Note 32.)	2	Level 2	15,524	8,336	15,524	8,336
Sale of real estate and other receivables (Note 11.)	1		134,963	106,223	134,963	106,223
Related-party receivables (Note 11.)	1		72,641	259,426	72,641	259,426

Non-current
Financial investments (Note 4.)	1		42,619	36,169	42,619	36,169
Trade accounts receivable (Note 5.)	1		370,149	351,036	370,149	351,036
Derivative transactions (Note 32.)	2	Level 2	1,840	76,952	1,840	76,952
Sale of real estate and other receivables (Note 11.)	1		120,354	51,129	120,354	51,129
Related-party receivables (Note 11.)	1		42,759	8,820	42,759	8,820
Total financial assets			16,963,539	14,575,592	16,963,539	14,575,592

Financial Liabilities
Current
Trade accounts payable, net (Note 17.)	1		9,230,624	8,169,945	9,230,624	8,169,945
Financial institutions(Note 21.)	1		2,386	—	2,386	—
Leases (Note 21.)	2	Level 2	4,520,626	3,877,090	4,520,626	3,877,090
Debentures (Note 21.)	1		1,695,214	221,589	1,695,214	221,589
5G Licenses (Note 21.)	1		62,811	351,291	62,811	351,291
Liabilities for the acquisition of a company (Note 21.)	1		26,182	25,690	26,182	25,690
Other creditors (Note 21.)	1		10,176	—	10,176	—
Tax Amnesty and Refinancing Program (Note 16.b)	1		130,563	—	130,563	—

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)

Derivative transactions (Note 32.)	2	Level 2	866	6,050	866	6,050
Derivative transactions (Note 32.)	3	Level 2	—	898	—	898
Liabilities with ANATEL (Note 23.)	1		146,844	99,884	146,844	99,884
Reduction of capital of the Company (Note 22)	1		38,721	—	38,721	—
Amounts to be refunded to customers (Note 23.)	1		126,867	124,533	126,867	124,533
Liabilities with related parties (Note 23.)	1		133,290	5,103	133,290	5,103

Non-current
Financial institutions (Note 21.)	1		2,500	—	2,500	—
Leases (Note 21.)	2	Level 2	10,725,980	9,718,949	10,725,980	9,718,949
Debentures (Note 21.)	1		2,000,000	3,500,000	2,000,000	3,500,000
5G Licenses (Note 21.)	1		942,159	949,395	942,159	949,395
Liabilities for the acquisition of a company (Note 21.)	1		207,167	63,198	207,167	63,198
Tax Amnesty and Refinancing Program (Note 19.b.2)	1		313,799	—	313,799	—
Other creditors (Note 21.)	1		106,967	30,025	106,967	30,025
Derivative transactions (Note 32.)	2	Level 2	10,403	87,755	10,403	87,755
Liabilities with ANATEL (Note 23.)	1		892,648	829,636	892,648	829,636
Liabilities with related parties (Note 23.)	1		638	568	638	568
Total financial liabilities			31,327,431	28,061,599	31,327,431	28,061,599
Classification by category
(1)Amortized cost
(2)Measured at fair value through profit or loss
(3)Measured at fair value through OCI
32.e. Capital management
The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.
The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2024, there were no changes in capital structure objectives, policies or processes.
The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, tax amnesty programs, other creditors and derivative financial instruments, less cash and equivalents cash, judicial deposit related to the tax amnesty program of the State of SP and accounts receivable from credit rights (FIDC Vivo Money).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.2024	12.31.2023
Cash and cash equivalents	6,691,098	4,358,276
Financial investments	—	1,148
Accounts receivable – FIDC Vivo Money (net of estimated losses)	205,832	208,194
Loans and financing, debentures, leases and other creditors, net of judicial deposits	(20,705,984)	(18,737,227)
Derivative transactions, net	6,095	(9,415)
Net debt	(13,802,959)	(14,179,024)
Net equity	69,799,495	69,627,320
Net debt-to-equity ratio	19.8%	20.4%
32.f. Risk management policy
The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.
32.f.1. Currency Risk
The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.
Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$40,295 thousand, €15,988 thousand and £71 thousand paid by December 31, 2024, and US$33,796 thousand, €18,409 thousand and £66 thousand paid by December 31, 2023) to mitigate its foreign exchange risks.
32.f.2. Interest and Inflation Risk
This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).
To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,542,862 and R$4,289,932 on December 31, 2024, and 2023, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.
32.f.3. Liquidity Risk
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (post-fixed rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, which provides greater confidence in the Company's ability to honor its payment commitments.
32.f.4. Credit Risk
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
32.f.5. Insurance Coverage
The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.
On December 31, 2024, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.
The Company's Management considers the insurance coverage to be sufficient to cover any possible claims.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
33. Additional Information on Cash Flows
The following is a reconciliation of the consolidated cash flow financing activities for the year ended December 31, 2024, and 2023.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2023	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, fair value, monetary and exchange rate updates, write-offs and reversals	Additions (cancellations) of leases contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2024
Interim dividends and interest on equity	2,247,884	—	(2,532,399)	—	—	—	—	2,521,605	2,237,090
Financing - Other creditors	30,025	83,084	—	(8,323)	12,357	—	—	—	117,143
Leases	13,596,039	—	(3,081,545)	(1,600,192)	1,630,993	4,701,311	—	—	15,246,606
Debentures	3,721,589	—	—	(443,423)	417,048	—	—	—	3,695,214
Financing - Liabilities for the acquisition of a company	88,888	—	(22,927)	(3,862)	7,458	—	163,792	—	233,349
Financing - 5G Licences	1,300,686	—	(331,687)	(18,616)	54,587	—	—	—	1,004,970
Financing - Tax Refinancing and Amnesty Program	—	—	(58,130)	(3,605)	21,443	484,654	—	—	444,362
Financing - Financial institutions	—	—	(750)	—	73	—	5,563	—	4,886
Derivative financial instruments	9,415	—	54,331	3,463	(73,304)	—	—	—	(6,095)
Total	20,994,526	83,084	(5,973,107)	(2,074,558)	2,070,655	5,185,965	169,355	2,521,605	22,977,525

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2022	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2023
Interim dividends and interest on equity	3,187,417	—	(3,832,612)	—	—	—	—	2,893,079	2,247,884
Loans and financing / Other creditors	1,073,090	30,025	(1,056,060)	(34,236)	17,206	—	—	—	30,025
Leases	12,032,603	—	(2,754,909)	(1,481,392)	1,392,570	4,407,167	—	—	13,596,039
Debentures	3,736,833	—	—	(501,765)	486,521	—	—	—	3,721,589
Financing - Liabilities for the acquisition of a company	615,299	—	(24,038)	(4,973)	38,070	(561,285)	25,815	—	88,888
Financing - 5G Licences	1,843,971	—	(616,936)	(31,912)	105,563	—	—	—	1,300,686
Derivative financial instruments	6,118	—	(107,714)	(7,439)	118,450	—	—	—	9,415
Total	22,495,331	30,025	(8,392,269)	(2,061,717)	2,158,380	3,845,882	25,815	2,893,079	20,994,526
34. Contractual Commitments
34.a. Contractual Commitments
The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
On December 31, 2024, the total consolidated nominal values equivalent to the full contract period were:

Year
2025	1,028,612
2026	725,975
2027	377,729
2028	311,759
2029	282,834
2030 onwards	370,706
Total(1)	3,097,615

(1)Includes R$446 millions, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.
34.b. Guarantees
On December 31, 2024, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Insurance of guarantee(1)	29,357,294
Letters of guarantee	5,981,953
Judicial deposits and garnishments (Note 10.)	3,003,723
Property and equipment (Note 13.f.)	29,414
Financial investments in guarantee of lawsuits (Note 4.)	42,619
Total	38,415,003

(1)These refer to insurance amounts contracted to ensure the continuity of legal proceedings (Note 20.).
35. Other matters
35.a. Environmental Risks
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
The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators, such as the Company, from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.
In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase our demands for cooling and energy use, increasing our operating costs.
The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.
To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which prescribes preventive risk management, ensuring the resilience of its operations before any possible interruption.
35.b. Compliance
The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.
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
As a result of its commitment to maintaining a robust Compliance Program, since 2020 the Company has obtained the DSC 10,000 certification annually, currently valid until December 12, 2025. In 2024, the Company was also recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best Compliance department in Telecom and Technology and, in 2023, it was recognized as a Pro-Ética company, an initiative of the Comptroller General of the Union (“CGU”) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, recognize those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
36. Subsequent Events
36.a. Reverse Split and Split of the Company's shares
On January 29, 2025, the Company, pursuant to and for the purposes of Article 157, paragraph 4, of Corporate Law and CVM Resolution No. 44/2021, hereby informed its shareholders and the market in general that, at a meeting held on this date, the Company’s Board of Directors approved the convening of an Extraordinary Shareholders’ Meeting to be held, on first call, on March 13th, 2025 (“ESM”), to deliberate on the proposal to reverse split all the common shares issued by the Company, in the proportion of 40 shares to 1 share, and subsequently split, so that 1 grouped share corresponds to 80 shares, without any change to the Company’s capital stock value, but solely to its total number of shares (“Operation”), with the consequent amendment to the Company’s Bylaws. The proposed Operation does not imply a change in the total amount of securities of the Company traded on the American stock market (American Depositary Receipt - “ADR”).
The Operation aims to provide greater liquidity to the shares issued by the Company and, consequently, improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. In addition, the Operation aims to: (i) reduce operational and administrative costs resulting from the current configuration of the Company's shareholder base; (ii) provide greater efficiency in managing its shareholder base; (iii) improve the efficiency of book-entry share registration and custody systems, (iv) enhance the provision of information and communication, improving the service to shareholders, and (v) provide greater efficiency in distributing proceeds to the Company's shareholders.
The proposed Operation considers the implementation according to the following procedures: (i) the authorization for the Company’s Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 months from the date of the ESM; (ii) once the Executive Board defines the date to start the procedures to implement the Operation, a period of not less than 30 days will be determined for the shareholders holding common shares of the Company to, if necessary, aggregate their shares into whole lots in multiples of 40, at their own discretion ("Position Adjustment Period"); and (iii) after the end of the Position Adjustment Period, any fractional shares held by shareholders who have not adjusted their position in multiples of 40 shares will be grouped into whole numbers and sold at an auction, to be held at B3 on behalf of the holders of the fractions. The net proceeds from the sale of these shares will be proportionally distributed among all holders of the fractional shares, on a date and in a manner to be informed in due course by the Company, with amounts belonging to unidentified holders being held at the Company for the legal period, for collection by the respective holder upon providing full registration information.
The proposal, to be submitted to the ESM, considers that the Operation: (i) will be applied to all Company shareholders; (ii) will not result in a change in the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will imply in the change alongside the execution of the Operation, of the number of shares composing each ADR, with 1 ADR then representing 2 common shares issued by the Company, not changing the total number of outstanding ADRs.
The company will promptly disclose further details regarding the procedures to be adopted for the implementation of the Operation, including information about the Position Adjustment Period and the procedures relating to the Auction.
36.b. Declaration of Interest on Equity
At a meeting held on February 13, 2025, the Company's Board of Directors approved the declaration of interest on equity (“IOE”), in accordance with article 26 of the Company's Bylaws, article 9 of Law no. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$180,000, equivalent to R$0.11093237960 per common share, net of income tax at source corresponding to R$153,000, equivalent to R$0.09429252266 per common share, calculated based on the balance sheet as of January 31, 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2024, 2023 and 2022
(In thousands of Reais, unless otherwise stated)
As provided for in article 26 of the Company's Bylaws, such interest will be treated as an advance towards the mandatory dividend for the fiscal year on December 31, 2025, ad referendum of the Ordinary General Meeting of Shareholders to be held in 2026.
Payment of these proceeds will be made by April 30, 2026, on a date to be defined by the Company's Board of Directors, and will be credited individually to each shareholder, subject to the shareholding position recorded in the Company's records at the end of February 24, 2025.
The interest on equity per share may be modified depending on the Company's shareholding base on February 24, 2025 due to possible acquisitions of shares within the Company's current Share Buyback Program.
36.c. Company Capital Reduction
On February 18, 2025, the Company, in the form and for the purposes of the provisions of article 157, paragraph 4, of the Brazilian Corporations Law and the provisions of CVM Resolution No. 44, of August 23, 2021, informed its shareholders and the market in general that, in continuity to the Material Facts disclosed on November 5 th, 2024, and December 18th, 2024, February 17th, 2025, the deadline as provided for in Article 174 of the Corporations Law for the capital reduction of the Company, as approved at Extraordinary Shareholders’ Meeting held on December 18th , 2024, has expired, making the referred reduction fully effective (Note 24.a - 2nd Capital Reduction).
Therefore, the Company informed that it will proceed with the restitution to the shareholders, in local currency, in the amount of R$1.226511760121 (amount calculated based on the number of outstanding shares on October 31, 2024) per common share issued by the Company. Given the Company’s Share Buyback Program in place, said amount per common share may change considering the Company’s shareholding base to be verified on February 27th, 2025.
Thus, the shareholders listed on the Company's records at the end of February 27th, 2025 (including) (“Record Date”) will be entitled to receive the capital reimbursement, and after this date, the shares issued by the Company will be considered ex-reimbursement rights.
According to the resolution of the Company's Statutory Board, the resources resulting from the Reduction will be paid in a single installment on July 15th, 2025, individually to each shareholder and in proportion to their respective participation in the Company's share capital.