Form 20-F
period 2025-12-31
TELEFONICA BRASIL S.A.
filed 2026-02-24
CIK 1066119

As filed with the Securities and Exchange Commission on February 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
David Melcon Sanchez-Friera
Telephone +55 11 3430 3687
E-mail: ir.br@telefonica.com
Avenida Engenheiro Luis Carlos Berrini, 1,376, São Paulo, State of São Paulo, Brazil, Zip Code 04571-936
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	VIVT3	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Common Shares	VIV	New York Stock Exchange
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
The number of outstanding shares of each class (excluding treasury shares) as of December 31, 2025 was:

Title of Class	Number of Shares Outstanding (excluding treasury shares)
Common Shares	3,195,606,352
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
•“ADSs” are to our American Depositary Shares, each representing two of our common shares;
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
•“SP Telecom” are to SP Telecomunicações Participações Ltda.;
•“STF” are to the Brazilian Federal Supreme Court (Supremo Tribunal Federal);
•“TCU” are to the Brazilian Federal Court of Accounts (Tribunal de Contas da União);
•“TData” are to Telefônica Data Ltda., a formerly wholly-owned subsidiary of Telefônica Brasil prior to our 2018 corporate restructuring;
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:
•general economic, political, demographic and business conditions and uncertainties in Brazil, in emerging markets and in the world (including geopolitical conflicts and related sanctions, such as the wars in Ukraine and the Middle East) affecting demand for and pricing of our services, including, for example, inflation, interest rates, exchange rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
•the size and growth rate of the Brazilian telecommunications market;
•our ability to successfully execute our strategic initiatives and capital expenditure plans and to accurately estimate demand forecasts;
•our ability to secure, renew and maintain telecommunications spectrum and infrastructure licenses, rights-of-way and other regulatory approvals;
•our ability to comply with the terms of our authorizations and any decisions by applicable regulatory authorities to terminate, modify or renew our authorizations or the terms thereof;
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
•the availability, cost and timely delivery of equipment and services from key suppliers and contractors, including risks associated with third-party service providers;
•our expansion into new business segments (including financial services) and our ability to comply with applicable regulations and achieve expected returns;
•inflation and government measures to fight inflation;
•the Brazilian government’s policies regarding the telecommunications industry and regulatory and legal developments affecting the telecommunications industry in Brazil;
•the Brazilian government’s tax policy, including government intervention resulting in changes to the economy, taxes and tariffs, including the effects of a possible tax reform in Brazil;

•cyberattacks, security incidents or data breaches that could disrupt operations, compromise customer or company data and damage our reputation;
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

PRESENTATION OF FINANCIAL INFORMATION
We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 were prepared and are being presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Our financial consolidated financial statements have also been filed with the CVM, the local securities regulator in Brazil, and made publicly available.
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies.
The significant and relevant estimates and judgments applied by the Company in the preparation of the financial statements are presented in the following notes to our audited consolidated financial statements included elsewhere in this annual report: corporate events in 2025 (Business Combinations), trade accounts receivable; deferred income and social contribution taxes; property and equipment; intangible assets; impairment of non-financial assets; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and risk and capital management.
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
•Geopolitical conflicts, instability and related sanctions may have a material adverse effect on the global and Brazilian economies as well as on us.
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
•Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.
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
•Our current radio frequency licenses may not be renewed for additional periods.
•Consolidation in the telecommunications market may increase competition in the near future and may change Brazilian market dynamics.
•We face significant competition in the Brazilian market.
•Extensive government regulation of the telecommunications industry may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
•Failure to comply with the conditions set forth in our Self-Composition Agreement may materially and adversely affect our results of operations.
•We depend on key suppliers to obtain the necessary equipment and services for our business.

•Our operating results may be negatively affected by changes to the rules applicable to STFC and SMP authorizations.
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
These issues may be exacerbated by the upcoming Brazilian elections and the natural uncertainties as to what policies will be adopted by any new government. We cannot assure the maintenance of policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investments, and failure to do so may adversely impact Brazil’s economy, the prices of securities issued by Brazilian issuers such as us and ultimately our business, financial condition and results of operations.
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

In addition, any changes in the relationship between the Brazilian government and the Brazilian Congress could result in a government impasse and/or political unrest, that could materially adversely affect our operations. Uncertainties about the implementation of changes in monetary, tax and social security laws and policies, may contribute to economic instability. These uncertainties and any new measures may increase volatility in the Brazilian securities market.
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
According to the IPCA index, Brazil’s inflation rates stood at 4.8%, 4.6% and 5.8% in the years ended on December 31, 2024, 2023, and 2022, respectively. In the year ended on December 31, 2025, inflation, as measured by the IPCA, stood at 4.3%, above the target of 3%. Inflation has been driven by factors such as exchange rate fluctuations, amid a tight labor market and solid domestic demand. These elements underscore the persistent challenges in managing price stability in the Brazilian economy.
In response to inflationary pressures and macroeconomic volatility, the Central Bank of Brazil has historically implemented monetary policies characterized by elevated interest rates. The Central Bank of Brazil sets the SELIC rate, guiding the broader banking system based on its scenario for inflation, economic growth and other key indicators. In August 2023, the Central Bank started cutting the SELIC rate as a result of a slowdown in inflation and the SELIC rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures prompted the Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 15.00% by June 2025. In its January 2026 meeting statement, the COPOM indicated that it intends to initiate the loosening of its monetary policy stance in March 2026 if the expected scenario is confirmed, however highlighting that it will keep monetary policy at a contractionary level to ensure convergence to the inflation target. As of the date of this annual report, the SELIC rate stands at 15.00% per annum.
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
Moreover, in recent periods, the United States has announced and implemented tariff measures affecting imports into the United States, including the imposition of a broadly applicable additional tariff that began being collected in April 2025, and additional duties on certain Brazil-origin articles that were later modified or removed for certain products. We cannot assure you that further tariffs, export controls, sanctions, restrictions on technology or services, or other trade measures will not be adopted, expanded or re-imposed in the future. Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, create supply chain disruptions and contribute to increased market volatility and uncertainty. For us, such developments could adversely affect our business and results of operations, including by: (i) adversely affecting the Brazilian economy (including through reduced export activity, currency volatility, inflation and interest rates), which may reduce demand for certain services, increase churn and bad debt expense and constrain consumer and enterprise spending; (ii) increasing the cost of, or disrupting the availability of, network equipment, devices, components, software and services that we procure directly or indirectly through global supply chains (including where suppliers pass through tariff- or compliance-related costs or face restrictions on technology transfers); (iii) increasing our capital expenditure requirements and operating costs, delaying network deployment and modernization, and requiring changes to procurement strategies, suppliers or contractual terms; and (iv) increasing volatility in the market price and liquidity of securities of Brazilian issuers, including our common shares and ADSs.
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
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.4% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5084 per US$1.00 on December 31, 2025, which reflected an 11% appreciation in the real against the U.S. dollar during the year, influenced in part by higher Brazilian interest rates relative to the U.S., attracting capital inflows, alongside improving global risk sentiment and solid commodity exports. As of February 23, 2026, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.17 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

As of December 31, 2025, 99.8% of our total indebtedness, which includes current and non-current loans and financing, debentures, leases and other creditors of R$ 20.3 billion was denominated in Brazilian reais. In the year ended December 31, 2025, approximately 10.8% of our operating costs and expenses were payable or linked to payment by us in U.S. dollars or Euros. Additionally, in the same year, 99.7% of our revenue was generated in reais, except income derived from hedging transactions, international long-distance interconnection fees and services to customers outside of Brazil. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, our commitments payable or linked to payment by us in foreign currencies become more expensive. Although our accounts receivable denominated in foreign currencies would also appreciate, the net effect could adversely affect our revenue and expenses. In addition, the IST inflation index does not adequately reflect the true effect of exchange rate fluctuations. Thus, our revenue, when translated to U.S. dollars, does not adequately reflect the true effect of exchange rate fluctuations, which may affect our results of operations.
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
In addition, in 2025, the Company also became exposed to exchange rate fluctuations and commodity price risk arising from the future revenue associated with copper sales expected through 2029, since both the international price of the metal and the foreign currency exchange rate may affect the amounts to be received. Adverse variations in these markets may reduce revenue in Brazilian reais and increase the volatility of our results. To mitigate these risks, we entered into hedge transactions, accounted for through hedge accounting, with financial derivatives designed to simultaneously protect our exposure to foreign exchange risk and to copper price fluctuations, with the objective of maintaining greater predictability in the project’s cash flows and minimizing the impacts of market volatility. These hedge transactions, accounted for through hedge accounting, are adjusted in line with the dynamics of projected sales and evolving market conditions, ensuring continuous alignment between the protection contracted and the Company’s actual exposure. For more information, please see “Note 32. Financial Instruments and Risk and Capital Management".
Geopolitical conflicts, instability and related sanctions may have a material adverse effect on the global and Brazilian economies as well as on us.
Geopolitical conflicts, instability and heightened tensions in various regions—including, for example, the war between Russia and Ukraine, conflicts in the Middle East, and heightened tensions in Latin America, including involving Venezuela—have provoked strong reactions from the United States, the UK, the EU and various other countries around the world. While the precise effect of these developments remains uncertain, they have already resulted in significant volatility in financial markets and an increase in energy and commodity prices globally. The potential consequences of these conflicts for us include, without limitation:
•The U.S. dollar may appreciate sharply, which could increase the price of goods and services on which we depend for which we are required to pay in U.S. dollars, as well as increase the pressure on our margins and prices generally.
•Inflation originating from these conflicts makes it more difficult for us to conduct our financial planning, and increases the capital needed to fund our activities and our credit risk exposure. Measures by the Brazilian government and the Central Bank to contain inflation, such as raising the basic interest rate, could materially impact the cost of debt and third-party capital for our financing and investing activities.

•A recession of the Brazilian and/or global economies as a result of the aforementioned developments could also have a material adverse effect on our business.
While as of the date of this annual report there have not been any material impacts from these wars on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of these conflicts. Nonetheless, the adverse effects—global or localized—of these conflicts, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.
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
The agreements governing most of our outstanding loans and financing may contain certain standard restrictive covenants, including financial covenants. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; or (ii) liquidation, dissolution, insolvency, bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors. Failure to comply with or fulfill any of these restrictions, covenants, financial metrics or financial tests could result in a default under these agreements, which would have a material adverse effect on our financial condition.
Risks Relating to Operational Matters
Information technology is key to our business and we could be subject to cybersecurity risks.
Information technology is essential for conducting our business and providing our services. Consequently, we are exposed to various operational risks related to cybersecurity, system reliability, and information protection. Despite ongoing efforts to modernize our technological infrastructure and replace legacy systems, we operate in an environment characterized by increasing digitization, interconnectivity, and technological complexity, which may amplify our exposure to cyber threats and operational failures.
We may be subject to information security incidents arising from, among other factors, cyberattacks, unauthorized access, the introduction of malicious software, ransomware, system failures, human errors, misuse of credentials, or internal malicious acts. Such incidents can result in the loss, disclosure, corruption, or unavailability of information, including customer data, business partner information, and confidential corporate information, as well as the total or partial disruption of our operations and services.

Additionally, our operations rely, in various ways, on third parties, including suppliers, partners, and service providers, as well as cloud computing environments. Vulnerabilities, operational failures, or cybersecurity incidents involving these third parties, even if outside our direct control, can adversely affect our systems, processes, operations, and the continuity of our services.
The telecommunications sector, in particular, is subject to an ever-evolving cybersecurity threat landscape, driven, among other factors, by increased digitization, growing dependence on computer networks and cloud services, as well as the use of advanced technologies that may increase the sophistication, scale, and frequency of attacks. The occurrence of significant cybersecurity incidents may result in severe adverse impacts, including, but not limited to, operational disruptions, financial losses, regulatory sanctions, legal obligations, litigation, reputational damage, customer loss, and negative effects on our financial results, cash flows, and competitive position.
The management of cybersecurity risks is conducted continuously and is integrated into our corporate governance structure, with involvement from management. However, due to the nature of cyber threats, the complexity of our systems, reliance on third parties, and the ever-evolving nature of attack techniques, we cannot assure that such measures will be sufficient to fully prevent, detect, or mitigate all information security incidents or their impacts. Any significant failure in our controls or processes could adversely affect our operations, financial condition, and results. For more information, please see “Item 4. Company Information—B. Business Overview—Technology."
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
Antenna installation is limited because of concerns that radio frequency emissions from base stations may cause health problems and other environmental impacts. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. The regulations may hinder the expansion of our network should we encounter difficulties in proceeding with the deployment of infrastructure in locations most suitable for signal efficiency or, alternatively, in identifying new sites, which, in turn, may delay expansion and adversely affect the quality of our services.
New laws and regulations may also create additional restrictions on our transmission infrastructure, which in turn, could have an adverse effect on our business. In this sense, a new regulation regarding the use of electricity poles infrastructure by telecommunication companies is expected to be published by ANATEL and ANEEL (the national Brazilian electricity regulatory agency) by the end of 2026. The new regulation can set forth changes in pricing and other conditions related to the access and maintenance of telecommunication equipment in light poles that may affect our ability to make use of such infrastructure, deemed vital to our current and future operations.
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
Our operations may be suspended or interrupted for an indeterminate period in case of adverse events that are likely to damage our transmission bases. These events include natural disasters, storms, cyclones, climate change-related impacts, environmental events and man-made disasters, including fires, explosions, and geopolitical disruptions, as well as civil unrest or health crises (such as the COVID-19 pandemic), or any other unexpected events.
Climate change represents systemic risks that, when realized, can result in socioeconomic, financial and environmental impacts potentially affecting the fulfillment of Telefônica Brasil’s business strategy and objectives. Climate change related risks can be categorized as physical risks (chronic and acute) and transition risks.
Physical risks include, the increasing frequency of extreme weather events such as storms, cyclones, heatwaves, and wildfires, which can lead to significant damage to our infrastructure causing failures in our wired and mobile networks.
Rising means temperatures could increase our operating costs due to greater refrigeration needs for network equipment. High temperatures can also affect the telecommunication equipment, causing failures, write-offs and early retirement, thereby increasing the risk of severe disruption; therefore, cooling is essential.
Transition risks include an increased cost of energy (electricity operating expenses), which stands out for having the most substantial financial impact. This is largely due to our high consumption of electricity (an average of 1,800 GWh per year) and the significant dependence of the Brazilian electricity matrix on hydroelectric power, where prolonged periods of drought can adversely impact energy prices.
Although, the telecom sector is not heavily dependent on fossil fuels, it is highly dependent on electricity consumption for its networks, so an increase in electricity prices due to a shortage of natural resources could have a significant impact on our energy related operating expenses.
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
Our operations and properties are subject to a wide range of environmental laws and regulations governing, among other aspects, environmental licensing and certifications, protection of flora and fauna, air emissions, waste management and remediation of contaminated areas. Failure by us or our business partners to comply with current and future legal requirements, or to identify and manage new or existing environmental liabilities, could result in substantial costs, including investigation and remediation expenses, indemnification, compensation, conduct adjustments, fines, suspension of activities and other penalties, as well as investments required to upgrade our facilities or modify our processes. In addition, such failures could cause significant damages to the company’s reputation. The identification of presently unknown environmental issues, change in evaluation criteria by regulatory authorities, enactment of more restrictive laws and regulations or other unforeseen events may arise in the future and result in material environmental liabilities and related costs. The occurrence of any of these factors could have a material adverse effect on our business, results of operations, assets and financial condition.

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
Our current radio frequency licenses may not be renewed for additional periods.
Generally, current spectrum authorizations are valid for 15 years. Although the New General Telecommunications Law admits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed. According to the New General Telecommunications Law and Decree No. 10,402/2020, ANATEL must consider, in renewal processes, conditions such as efficient spectrum use, competitive aspects, public interest, and the completion of investment commitments.

In November 2020, ANATEL decided to renew our current authorizations for the use of radio frequencies in band A (850 MHz) on a primary basis until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and associated obligations, were challenged by the affected service providers, including us. Following ANATEL’s rejection of these complaints, the final determination regarding these specific conditions remains pending and will require a decision by the TCU.
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
Furthermore, in April 2023, ANATEL decided to renew our current license authorizations for the use of 2,100 MHz radio frequencies until April 2038.
As these were first-time renewal requests provided for in the contracts and bidding processes that originally granted these authorizations, TCU’s technical division did not identify evidence of non-rational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the new proposed maximum validity terms. On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved new Regulation for Radio Frequencies Conditions of Use. On February 5, 2025, TCU approved the renewal of 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through TCU Ruling No. 224/2025. If the licenses mentioned above are not renewed, we may be required to compete for new licenses in a spectrum auction. The loss or non-renewal of spectrum licenses could significantly impact the coverage of our mobile services, potentially rendering our services unavailable in certain regions. This would be particularly problematic in areas where we fail to renew or secure licenses for ongoing operations. Any of these circumstances could materially and adversely affect our business, financial condition, revenues, results of operations, and future prospects.
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
Extensive government regulation of the telecommunications industry may limit, in some cases, our flexibility in responding to market conditions, competition and changes in our cost structure or impact our fees.
Our business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our authorizations to provide telecommunication services in Brazil. ANATEL, the Brazilian telecommunications industry regulator, regulates, among other things:
•industry policies and regulations;
•licensing (including licensing of spectrum and bidding processes);
•fees and tariffs;
•competition incentives and restrictions (including our ability to grow by acquiring other telecommunications businesses);
•service, technical and quality standards;
•consumer rights;
•penalties and other sanctions;
•interconnection and settlement arrangements;
•cybersecurity; and
•fraud prevention actions.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under authorizations from the Brazilian government, and our ability to maintain these authorizations is a precondition to our success. However, because of the changing nature of our regulatory framework, we cannot provide assurances that ANATEL will not adversely modify the terms of our authorizations and/or licenses. According to our operating authorizations and licenses, we must meet specific requirements and maintain minimum quality, coverage and service standards. Our failure to comply with such requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of our operating authorizations. Any partial or total termination of any of our operating authorizations and licenses would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.
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
With respect to interconnection fees, these are part of our revenue and cost bases. Such fees are charged by telecommunications service providers to each other in order to allow interconnected use of each other’s networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees we can receive, or our ability to collect such fees, our businesses, financial conditions, revenues, results of operations and prospects could be materially adversely affected.
Therefore, our business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:
•the introduction of new or stricter operational and/or service requirements;
•the granting of operating authorizations in our areas;
•limitations on interconnection fees that we may charge from other telecommunications service providers;
•imposition of significant fines or penalties regarding failures to comply with regulatory obligations; and
•antitrust limitations imposed by ANATEL and CADE.
Failure to comply with the conditions set forth in our Self-Composition Agreement may materially and adversely affect our results of operations
Telefónica Brasil currently offers telecommunications services throughout the national territory, including local, international and long-distance STFC, personal mobile service (SMP), multimedia communication broadband services (including the provision of fixed broadband connection) and pay television services, all under the private regime.

On December 16, 2024, Telefônica Brasil, ANATEL, the TCU and the Brazilian Ministry of Communications signed an agreement on the terms and conditions for the adaptation of our STFC concession contracts to an authorization instrument (the “Self-Composition Agreement”). The Self-Composition Agreement includes several key conditions that we are required to comply with: (i) Telefônica Brasil is required to make specific investments on terms established under the Self-Composition Agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to our concession pending before ANATEL or any courts must be settled, and Telefônica Brasil must withdraw any cases filed against ANATEL; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to 10 years as part of the transition process. On April 11, 2025, Telefônica Brasil signed the unified authorization term with ANATEL that compiled all previous licenses into a single title, thereby finalizing the transaction to the authorization regime.
If we are unable to satisfy the conditions of the Self-Composition Agreement on a timely basis, or at all, ANATEL may, as set forth in the agreement’s terms and conditions, apply fines and/or enforce guarantees related to the investments undertaken by Telefônica Brasil.
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
Our results of operations may be negatively affected by changes to the rules applicable to STFC and SMP authorizations.
We receive payments for the interconnection of calls in our fixed-line and mobile networks. Interconnection fees were set by ANATEL in March 2023 for both STFC and SMP networks. See “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” However, we cannot assure that new mobile service plans will not be suspended by ANATEL, that current fixed-line or mobile interconnection fees remain the same, or that future negotiations on fixed-line or mobile interconnection rates will result in favorable terms or rates. If current fixed-line or mobile interconnection fees are canceled, or if fixed-line or mobile interconnection fees in the future are changed, our business, financial condition, revenues, results of operations and prospects may be adversely affected.
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
Law No. 13,709/2018, known as the General Personal Data Protection Law (Lei Geral de Proteção de Dados), came into force on September 18, 2020. This comprehensive data protection law establishes general principles and obligations applicable across all economic sectors and contractual relationships. To oversee and enforce its application at the time, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the ANPD, was created and, since 2023, has operated under the administration of the Ministry of Justice. In 2025, following a decree that designated the ANPD as the autonomous administrative authority for the protection of children and adolescents in digital environments, it was transformed into a regulatory agency, which in change granted it greater functional, technical, decision-making, administrative, and financial autonomy, while expanding its supervisory powers. Certain aspects of the LGPD are still subject to further regulation by the ANPD, as outlined in Ordinances No. 11/2021, No. 35/2022, and Resolution No. 23/2024, in accordance with its biennial regulatory schedule.
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

Additionally, our expansion into regulated industries, including financial services, introduces new legal and compliance obligations. With our recently obtained authorization to operate as a financial institution, we must comply with the regulations and resolutions imposed by the Central Bank of Brazil including capital adequacy requirements, operational risk management, and cybersecurity, fraud prevention, and anti–money laundering (AML). Although we have implemented governance models from day zero, failure to meet these obligations could result in regulatory sanctions, financial penalties, reputational damage, or, in extreme cases, the revocation of our authorization to operate as a financial institution.
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
As of December 31, 2025, Telefónica S.A., our controlling shareholder, together with its affiliates owned, directly and indirectly, approximately 77.1% of our total capital stock. See “Item 7.A. Major Shareholders.” As a result of their share ownership, Telefónica and its affiliates have the power to control us and our controlled subsidiaries and will be able to cast a majority of the votes in our general shareholders meetings.
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
On July 3, 2017, Telefônica Data S.A., or TData, a wholly-owned subsidiary of the Company, acquired all the shares of capital stock of Terra Networks Brasil Ltda., or Terra, from SP Telecom, one of the controlling shareholders of the Company. The purpose of the Terra Networks Transaction was to expand and integrate our offering of digital services, in order to provide additional value to our customer base and TData’s. Effective as from December 1, 2018, TData was merged into the Company as part of a corporate restructuring. See “—Historical Background—Restructuring Involving TData” for more information.
In March 2020, the Company expressed interest in acquiring, jointly with TIM S.A. and Claro S.A., part of the UPI mobile assets of Oi S.A., an acquisition that would reach its closing on April 20, 2022. On that date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. were acquired by the Company.
We are registered with the CVM as a publicly held company and our stock is traded on the B3 under the ticker “VIVT3”. We are also registered with the SEC in the United States and our ADSs are traded on the NYSE under the ticker “VIV” (formerly “TSP”). Our headquarters are located at Avenida Engenheiro Luis Carlos Berrini, 1376, 04571-936, São Paulo, SP, Brazil. Our e-mail is ir.br@telefonica.com and our website is https://ri.telefonica.com.br/en. The information on our website is not included or incorporated by reference in this annual report on Form 20-F.
As of December 31, 2025, we had 3,195,606,352 outstanding common shares (excluding treasury shares), with no par value per share. As of December 31, 2025, our shareholders’ equity amounted to R$69.0 billion as presented in our audited consolidated financial statements included elsewhere in this annual report.

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

Acquisition of Telefônica Transporte e Logística Ltda. by TData
On October 28, 2015, TData, as a buyer, and Telefónica Gestión de Servicios Compartidos España S.A., as a seller, signed a Share Purchase agreement that resulted in the acquisition of Telefónica Transporte e Logística Ltda., a Brazilian-based company that, among other activities, provides logistics services.
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
Restructuring involving Terra and Telefônica Infraestrutura e Segurança Ltda.
On September 26, 2019, we announced that our wholly-owned subsidiary, Terra had acquired all shares of Telefónica Infraestrutura e Segurança Ltda., or TIS, Telefónica Ingeniería de Seguridad S.A. and Telefónica Digital España S.L.U. (the “TIS Transaction”). TIS is dedicated to the exploration and provision of services and technology of information security systems, technical support and other services related to infrastructure, technology and information.
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
On July 31, 2023, we signed an investment commitment in Vivo Money FIDC with Polígono Capital (“Polígono”). Polígono is an independent asset manager founded in February 2023 as a partnership between BTG Pactual Asset Management and Prisma Capital to operate in Brazil’s credit-as-a-service market. Its activities range from contract management and credit policy implementation to portfolio management and debt collection. In 2023, Polígono contributed a total of R$30.0 million to the Vivo Money product. These contributions to Vivo Money’s existing funds (“FIDC I” and “FIDC II” were recognized as financial liabilities. In the same year, Telefônica Brasil S.A. contributed R$42.0 million. For the year ended December 31, 2024, Polígono’s total contributions to Vivo Money amounted to R$38.1 million, while Telefônica Brasil contributed R$0.8 million. For more information, see note 21.c.3.5 to our audited consolidated financial statements included elsewhere in this annual report.
On October 11, 2024, FIDC II ceased to exist as it was merged into FIDC I, which operates on personal loans, payroll-deducted loans, FGTS, and Pix installments transferred from the liquidated fund (VIVO PAY II - Pix Installment). Subsequently, on April 29, 2024, “FIDC III” was created to operate the “Parcela Pix” product, with a single investment from Telefônica Brasil of up to R$10.0 million. This fund was terminated on November 6, 2025.
On March 11, 2025, at a unitholders’ meeting, the fund’s corporate name was changed from VIVO MONEY III Fundo de Investimento em Direitos Creditórios – Responsabilidade Limitada (FIDC III) to VIVO PAY II Fundo de Investimento em Direitos Creditórios – Responsabilidade Limitada (VIVO PAY II), and the designation of the unit class was amended accordingly to reflect the new name. At the same meeting, unitholders approved the second issuance of junior subordinated units, in a total amount of up to R$ 1,000,000.00, pursuant to the terms and conditions set forth in the applicable supplement.
On April 4, 2025, Telefônica Brasil made an additional capital contribution of R$ 0.25 million. Subsequently, the unit holders approved the early liquidation of the fund on August 28, 2025, which was thereafter completed. On November 7, 2025, VIVO PAY III – Fundo de Investimento em Direitos Creditórios, Responsabilidade Limitada (VIVO PAY III) was established with an indefinite term, in accordance with CMN Resolution No. 2,907 of November 29, 2001, CVM Resolution No. 175 of December 23, 2022, as well as other applicable legal and regulatory provisions. This fund has a single class of units, structured as a closed-end class, with limited liability and indefinite duration, governed by CMN Resolution 2,907/01, Annex II of CVM Resolution 175/22, and other relevant regulations.

Pursuant to its bylaws, this fund constitutes a pool of resources primarily intended for the acquisition of credit rights and other financial assets, as described in its descriptive annex, in compliance with the investment policy applicable to the class and its specific characteristics. The administrator and the manager approved the issuance of junior subordinated units, through a private placement, up to the total amount of R$ 10.0 million, by means of the subscription of up to 10,000 units, each with a unit value of R$ 1,000.00. The initial contribution made to the fund amounted to R$ 2.0 million.
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
Restructuring involving the sale of shares of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. to Telefónica Cybersecurity Tech, S.L.
On November 1, 2020, our board of directors approved the execution of a quotas purchase and sale agreement, or the “CyberCo Transaction,” pursuant to which we sold a 100% equity interest in our subsidiary Telefônica Cibersegurança e Tecnologia do Brasil Ltda., or CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L., or TTech, an indirect subsidiary of Telefónica, for the total amount of R$116.4 million, supported by an appraisal report commissioned by us.
As a preliminary step to the implementation of the CyberCo Transaction, certain assets, contracts, and employees were transferred to CyberCo Brasil, all strictly related to cybersecurity activities. The transaction allowed us, as an exclusive distributor of CyberCo Brasil, to be positioned in the cybersecurity market by expanding our portfolio of products and services. In addition, we benefit from greater competitiveness due to the global scale of our cybersecurity partner.
The transaction did not alter our shareholding structure, nor cause any dilution to our shareholders. The CyberCo Transaction was not subject to any regulatory authorizations or other approvals in addition to those obtained from our governance bodies on October 30, 2020 and November 1, 2020.
Corporate Reorganization – CyberCo Repurchased by Telefônica Brasil S.A.
On December 9, 2025, Telefônica entered into a quota purchase and sale agreement, pursuant to which Telefônica Infraestrutura e Segurança Ltda. (“TIS”), an indirect wholly owned subsidiary of Telefônica, acquired 100% of the equity interest in Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”) from Telefónica Cybersecurity & Cloud Tech, S.L. (“TTech”), a company under common control with the Company.
All quotas issued by CyberCo Brasil were sold by TTech for a total amount of up to R$ 232 million, with R$ 212 million paid in a single installment on the signing date and up to R$ 20 million as contingent consideration.
As a result of the transaction, Telefônica, through TIS, became the indirect owner of 100% of the share capital of CyberCo Brasil. This movement reinforces the Company’s strategic focus on the B2B market, enabling greater integration of its digital, cloud and cybersecurity offerings, optimization of service delivery, acceleration of new product launches and strengthening of commercial execution, while preserving full operational and governance control over its cybersecurity platform in Brazil.

Investment by Telefónica Infra, S.L.U. and Caisse de Dépôt et Placement du Québec in FiBrasil Infraestrutura e Fibra Ótica S.A.
On July 2, 2021, we executed certain agreements, or the “FiBrasil Transaction,” with Caisse de Dépôt et Placement du Québec, or “CDPQ,” a global investment group, and Telefónica Infra, S.L.U., or "TEF Infra," a wholly-owned Spanish subsidiary of Telefónica, for the construction, development and operation of a neutral and independent optical fiber wholesale network in the Brazilian market, through FiBrasil Infraestrutura e Fibra Ótica S.A., or “FiBrasil”. The operation represented a total investment by CDPQ of up to R$1.8 billion (including payments to us and contributions to FiBrasil) in exchange for a 50% equity interest in FiBrasil’s share capital. TEF Infra acquired a 25% equity interest for the same price, while we held the remaining 25% interest. CDPQ had committed to make additional contributions of approximately R$750 million, of which R$205 million had been paid on closing of the FiBrasil Transaction. These contributions, as well as debt that had been raised (such as FiBrasil’s R$550 million debentures issuance on September 25, 2021), were expected to finance the totality of its business plan.
Acquisition of Caisse de Dépôt et Placement du Québec’s Equity Interest in FiBrasil by Telefônica Brasil S.A.
On July 10, 2025, Telefônica Brasil S.A. announced that it had entered into an agreement to acquire the entire equity interest held by Caisse de Dépôt et Placement du Québec (“CDPQ”) and Fibre Brasil Participações S.A. ("Fibre") in FiBrasil Infraestrutura e Fibra Óptica S.A., representing 50% of FiBrasil’s total share capital, as well as the subscription warrants previously issued by FiBrasil. At this initial stage, the transaction remained subject to customary conditions precedent and to the receipt of all required regulatory approvals, as stipulated under applicable regulations.
Following the completion of all required steps, including review and approval by the relevant regulatory authorities, confirmation of the fulfillment of contractual conditions, and the completion of the applicable corporate procedures, the transaction was finalized on November 12, 2025. Upon closing, Telefônica Brasil increased its ownership in FiBrasil to 75.01% of its total share capital, while Telefónica Infra, S.L.U. remained a shareholder holding the remaining 24.99%.
Additionally, the subscription warrants previously issued by FiBrasil were canceled immediately after closing. The final acquisition price, adjusted by the positive variation of the CDI rate, amounted to R$ 858 million. The increased ownership further strengthens the Company’s strategic commitment to expanding neutral fiber‑optic infrastructure in Brazil and reinforces FiBrasil’s position as an independent and competitive wholesale fiber platform.
On January 9, 2026, the Company’s General Shareholder’s Meeting, ratified the acquisition, pursuant to the first paragraph of article 256 of the Brasilian Corporations Law. Furthermore, Pursuant to Articles 256, §2, 136, item VI, and 137 of the Brazilian Corporations Law, shareholders of the Company who dissent from the resolutions approving the ratification of the acquisition shall be assured the right to withdraw from the Company upon reimbursement of the value of the shares of which they are proven holders.
Sale of shares of Telefônica Cloud e Tecnologia do Brasil S/A to Telefónica Cybersecurity & Cloud Tech, S.L.
On August 2, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the “TC&T Transaction, whereby: (i) we sold 20% of our stake in our subsidiary Telefônica Cloud e Tecnologia do Brasil S.A., or CloudCo Brasil, to Telefónica Cybersecurity & Cloud Tech, S.L., or TC&CT, a company indirectly controlled by Telefónica, for R$22.0 million; and (ii) TC&CT acquired 190,000 common shares, without par value, issued by CloudCo Brasil, for a total issuance price of R$76.0 million, of which R$25.0 million was paid on August 2, 2021, and R$51.0 million paid in two installments in January 2022 and 2023. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TC&T Transaction, after the transaction, we came to hold 50.01% of CloudCo Brasil’s share capital, while TC&CT came to hold the remaining 49.99% interest. Our relationship with TC&CT with respect to the management of CloudCo Brasil is governed by a shareholders’ agreement, which was also executed on August 2, 2021, as amended. Both the share purchase agreement and the shareholders’ agreement have terms and conditions that are common to this type of transaction.

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
Launch of VivaE Joint Venture
Following our strategy of expanding our consumer digital services portfolio, we signed in October 2021 a non-binding memorandum of understanding with Ânima Holding S.A. (“Ânima Educação”), to set up a joint venture (“JV” or “VivaE”) in education services. In February 2022, we and Ânima Educação signed an investment agreement for the constitution of the aforementioned JV. Ânima Educação is one of the largest and most innovative ecosystems of private education in Brazil, with an 18-year track record. The JV was investing in an online education platform, which will provide professional learning courses and connect students with potential employers, initially in the areas of Technology, Management, Business, and Tourism. As of December 31, 2022, Telefônica Brasil and Ânima Educação collectively invested an aggregate amount of R$20 million in VivaE. In compliance with the investment targets under the JV, in March 2023, we and Ânima Educação each invested R$3 million in VivaE, totaling a cumulative aggregate investment in VivaE of R$26 million since the JV was formed up to December 31, 2023.
In line with the forecast for achieving investment targets, a new contribution of R$3.3 million was made by each shareholder (the Company and Ânima Educação) in December 2024, bringing the total aggregate investment in VivaE to R$33 million.
Corporate Reorganization – VivaE and Ada Tech Business Combination
On October 6, 2025, Telefônica Brasil S.A. (“Telefônica”) completed the corporate reorganization of its equity interest in Vivae Educação Digital S.A. (“Vivae”), a company jointly held with Ânima Holding S.A. The transaction consisted of the contribution of all Vivae shares held by Telefônica to the Vivo Ventures Private Equity Investment Fund, as partial payment in kind of the quotas previously subscribed by the Company in such fund.
Subsequently, in 2025, VivaE entered into a business combination agreement with Ada Tecnologia e Educação S.A. (“Ada”), a company specialized in educational solutions focused on programming and technology training for the B2B segment. The business combination aims to strengthen Vivae’s position in the professional digital education market, expand its portfolio of corporate solutions, and generate operational and commercial synergies.
As a result, Vivae became an indirect investment of Telefônica, held through the Vivo Ventures private equity fund, and now includes the strategic participation of Ada.
Sale of shares of Telefônica IoT, Big Data e Tecnologia do Brasil S/A to Telefónica IoT & Big Data Tech, S.A.
On November 1, 2021, our board of directors approved the execution of a share purchase and investment agreement, or the “TI&BDT Transaction,” whereby: (i) we sold a 0.02% equity interest in our subsidiary Telefônica IoT, Big Data e Tecnologia do Brasil S.A., or “IoTCo Brasil,” to Telefónica IoT & Big Data Tech, S.A., or “TI&BDT,” a company indirectly controlled by Telefónica, for R$19 million; and (ii) TI&BDT acquired 499,800 common shares, without value, of IoTCo Brasil, for a total issuance price of R$94.9 million. These prices were based on an appraisal report prepared by a specialized, independent appraiser. As a result of the TI&BDT Transaction, we own 50.01% of IoTCo Brasil’s share capital, while TI&BDT owns the remaining 49.99% interest.

As a preliminary step to the implementation of the TI&BDT Transaction, certain assets, contracts, and employees were transferred from us and TIS to IoTCo Brasil, all of which are strictly related to IoT and big data activities. The TI&BDT Transaction enabled us, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and big data services and B2B solutions, improving our market position and product offerings and enabling us to capture significant growth opportunities in this sector. Additionally, the TI&BDT Transaction also ensured that we continue to manage relationships with end customers, as we have also entered into an agreement whereby we will act as IoTCo Brasil’s exclusive sales channel.
The TI&BDT Transaction was not subject to any regulatory authorizations or additional approvals, other than those already obtained from our governing bodies, and it did not change our capital structure, nor cause any dilution to our shareholders.
Launch of Corporate Venture Capital Fund
As approved by the Company’s Board of Directors, on April 11, 2022, the Corporate Venture Capital fund was constituted, together with Telefonica Open Innovation, S.L., as Vivo Ventures Fundo de Investimento em Participações Multiestratégia or “Vivo Ventures” or “FIP”. Through Vivo Ventures, we intend to foster the expansion of our digital ecosystem with the creation of meaningful partnerships with startups, contributing to complementing the value proposition offered to our customers through innovative services and products, leveraging our extensive distribution chain and the potential of the Vivo brand.
Vivo Ventures has a total committed capital of R$ 470 million, which will be deployed in fifteen years, as investments in startups in the segments of healthcare, financial services, education, entertainment, smart homes, marketplace, among others. We hold 98% of the subscribed capital of Vivo Ventures and Telefónica Open Innovation holds 2%.
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
In 2024, out of the total committed capital of R$320 million, the FIP received a new share subscription of R$100 million, with 98% subscribed by Telefônica Brasil S.A. and 2% by Telefonica Open Innovation, S.L. The subscribed amount will be disbursed as capital calls are made for new investments in startups.

In July 2024, FIP committed to acquiring a minority equity stake in CRMBonus Holding in the amount of R$27.7 million. CRMBonus operates a platform that leverages artificial intelligence to enhance relationships between companies and their customers, promoting the concept of “giftback” in the Brazilian market. Since the beginning of this year, one of CRMBonus’ solutions, Vale Bonus, has been part of the benefits offered by the Company, rewarding customers with digital currency when they recharge or pay their bills on time, thereby contributing to increased customer retention.
In November 2024, the FIP acquired a minority stake in AGL Holding, the parent company of Agrolend Sociedade de Crédito Financiamento e Investimento S.A., or Agrolend, in the amount of R$9.0 million. Agrolend is an agricultural fintech that provides credit to small- and medium-sized rural producers in Brazil, financing the development of agricultural production and promoting investment in inputs, equipment, and technology to boost producer productivity and profitability. The fintech grants millions of Brazilian Reais in credit to farmers annually and has the potential to enhance the company’s product offerings for this audience by providing connectivity and solutions for better farm management.
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
In 2025, Vivo Ventures made nine investments across strategic areas such as Fintech, Education, Insurtech and Legal, reinforcing its focus on digital platforms with strong potential for operational synergies, distribution leverage, and value creation within Vivo’s ecosystem.
In December 2024, Vivo Ventures entered into a commitment of US$2 million with Canary, a leading venture capital manager in Brazil, as part of its funds-of-funds strategy, with the objective of strengthening its presence within the venture capital ecosystem, enhancing long-term relationships with top-tier fund managers and expanding access to high-quality investment opportunities aligned with its strategic priorities.
In February 2025, Vivo Ventures completed an equity investment of R$11.6 million in Facio, a fintech specialized in credit origination and automation for financial institutions, offering end-to-end solutions that streamline underwriting, risk assessment and customer onboarding through technology and data-driven processes. The investment supports Facio’s expansion in the Brazilian credit market and aligns with Vivo’s strategy to strengthen its presence in financial services and digital lending solutions.
In July 2025, the FIP executed an initial investment of R$1.36 million in Elevify, an edtech focused on upskilling and professional development, offering digital education solutions aimed at improving employability and workforce qualification through scalable online programs. This investment aligns with Vivo Ventures’ interest in education platforms that leverage technology to democratize access to high-quality learning.

In September 2025, Vivo Ventures committed R$35.0 million to AsaaS as part of a minority equity acquisition. AsaaS is a fintech that provides an integrated financial management and payments platform for small and medium-sized businesses, enabling billing, collections, payments and financial control through a single digital interface. The company supports SMEs in improving cash flow management and operational efficiency, strengthening Vivo’s positioning in solutions tailored to the SME segment.
In October 2025, the FIP acquired a minority stake of R$13.3 million in 180 Seguros, an insurtech that offers embedded insurance solutions through APIs, enabling companies to seamlessly integrate insurance products into their digital journeys. The platform focuses on modular and flexible insurance offerings that enhance customer experience and open new digital distribution channels, in line with Vivo Ventures’ strategy in embedded finance and digital protection solutions.
Also in October 2025, Vivo Ventures became a shareholder of Ada Tech through a corporate reorganization and merger involving Vivae — the edtech jointly created by Telefônica Brasil S.A. and Ânima Educação — and Ada Tech. As part of this transaction, the equity interest in Ada Tech previously held by Wayra, together with Telefônica Brasil’s stake in Vivae, was transferred to FIP Vivo Ventures, which now directly holds the participation and remains a shareholder of Ada Tech. Ada Tech is an education technology company focused on training and reskilling professionals in software development, data, artificial intelligence and other high-demand digital skills, combining online learning, hands-on projects, and corporate partnerships.
In December 2025, Vivo Ventures also carried out a follow-on investment of R$2.7 million in Facio, further reinforcing its confidence in the company’s execution and growth trajectory. The additional capital is intended to support product development, commercial expansion and the strengthening of its technology platform.
In December 2025, the FIP concluded an initial equity allocation of R$1.9 million in Inspira. Inspira is a legaltech that develops digital solutions to increase efficiency and automation in legal operations, supporting law firms and corporate legal departments with tools for process management, analytics and decision-making.
Finally, Vivo Ventures also approved an increase in the fund’s committed capital, raising its total size to R$470 million. As part of this expansion, the FIP received a new share subscription of R$150 million, with 98% subscribed by Telefônica Brasil S.A. and 2% by Telefonica Open Innovation, S.L. The subscribed amount will be disbursed through capital calls as new investment opportunities in startups are executed.
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
Acquisition of the Vita IT Company through TIS
On October 3, 2022, our indirect subsidiary, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), completed the transaction for the acquisition of all shares representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT”), was approved by CADE. The adjusted total purchase consideration transfer was R$110.2 million, of which: R$42.0 million, paid in cash at the time of completion of the Transaction; R$9.0 million paid in 2023 and the balance of R$59.2 million was paid according to contractual clauses, updated by the IPCA. The referred price was also supported by an appraisal report prepared by an independent company.
The transaction’s documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification, and others. It was preceded by financial, administrative, legal, fiscal and operations diligence in relation to Vita IT.
The transaction was part of our strategy to strengthen our operations and positioning in the Networking market, with the supply of network equipment (e.g., switches, routers, and Wi-Fi access points) and implementation, management and technical support for the corporate network companies. Vita IT acted as a solution integrator for companies of different sizes, providing professional and managed Networking services, as well as reselling hardware and software in the same segment.

The combination of resources and capacities of TIS and Vita IT generated added value for our client portfolio, thanks to the performance of both companies under the same management in Information Technology and Networking activities. The transaction also enabled new businesses to be leveraged on a larger scale and in a sustainable manner, in addition to enabling revenue growth and improving business margins. The integration plan between Vita IT, TIS and us was designed to preserve its value and give continuity to Vita IT’s business.
Merger of Vita IT Within and Into TIS
On November 30, 2023, our wholly-owned subsidiary TIS completed the merger of Vita IT, its wholly-owned subsidiary, with and into TIS. The “Vivo Vita” brand continue to exist and be used by TIS without affecting the activities previously performed by Vita IT. This merger strengthened the Company’s position in the networking market and allowed for greater operational efficiency, increased business scale, and standardization in providing certain information technology services.
Acquisition of the Vale Saúde Sempre Company through POP
On March 3, 2023, POP Internet Ltda. (“POP Internet”), a wholly-owned subsidiary of the Company, concluded the acquisition of all shares issued by Vale Saúde Administradora de Cartões Ltda. (f/k/a Vale Saúde Administradora de Cartões S.A.) (“Vale Saúde Sempre”) pursuant to the “Agreement for the Purchase and Sale of Shares and Other Covenants” (“Acquisition of Vale Saúde”). The total consideration transferred was R$62.0 million, with the payment as follows: R$37.0 million, paid in cash upon conclusion of the Transaction, R$3.0 million paid in 2023 and the balance of R$22.0 million will be paid according to contractual clauses, restated by the DI rate variation.
The consummation of the deal was not subject to prior approval by CADE and was also preceded by a financial, administrative, legal, fiscal, operational and technological diligence in relation to Vale Saúde.
Vale Saúde Sempre is a startup that acts as a healthcare services marketplace, connecting its customers to a wide medical-hospital network with national coverage, upon payment of a monthly subscription. Its accredited network has a full range of health service providers, and the customer can book medical consults (face-to-face and telemedicine), laboratory tests and surgeries at competitive prices, paid on demand directly to the partners.
The Acquisition of Vale Saúde strengthens the Company's positioning as a digital ecosystem, promoting services that are relevant and complementary to its business model. The differentiated assets of the Company, such as its brand, extensive customer base with high payment recurrence, and capillarity of on-site and digital distribution channels, will enable the sustainable scaling of Vale Saúde Sempre’s business in a sustainable manner, expanding the Company's portfolio to new digital services in the healthcare value chain.
GUD Comercializadora de Energia S.A. - Joint Venture with Auren Comercializadora de Energia Ltda.
On December 18, 2023, the Company and Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), entered into an investment contract for the incorporation of a joint venture, of which each shareholder will hold 50%, (the “Auren Joint Venture”).
By combining Auren’s know-how in energy generation and commercialization with the Company’s scale, digital penetration and distribution capacity, the joint venture position itself in the free energy market in Brazil. Since January 2024, it is accessible to business customers connected to the high-voltage grid with demand below 500kW. The market for the joint venture is estimated to be over 72 thousand large companies including factories, offices and commercial establishments, in addition to, preparing future operations in the low-voltage and residential segments, in the event of the complete opening of the Brazilian electricity market.

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
Acquisition of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. and IPNET USA, LLC through Telefônica Cloud e Tecnologia do Brasil S.A.
On July 22, 2024, Telefônica Cloud e Tecnologia do Brasil S.A. (“TCloud”), a subsidiary of the Company, entered into a purchase and sale agreement for quotas and other covenants to acquire all quotas issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”), for up to R$223.8 million subject to the achievement of operational and financial metrics. This amount includes a non-compete agreement which was recognized separately from the business combination at a fair value of R$27.1 million. The remaining purchase price (R$196.8 million) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible.
The total consideration was R$196.7 million with payment as follows: R$32.9 million was paid in cash upon completion of the Transaction and the remaining R$163.8 million will be paid in accordance with contractual clauses, updated by the variation of the IPCA / SELIC rate. IPNET specialized in the reselling of software and systems, as well as providing professional and managed services for adaptation, migration, and related support. With 20 years of experience in the market, the group played a key role in the digital transformation of businesses.
On October 1, 2024, TCloud signed the closing agreement, completing the acquisition of all quotas issued by IPNET and IPNET USA. This transaction expanded TCloud’s product portfolio and strengthened its professional and managed services, accelerating its growth. The investment also reinforces the Company’s digital ecosystem in the B2B segment, advancing its portfolio of innovative solutions.
Corporate Reorganization Involving IPNET
On November 1, 2025, Telefônica Cloud e Tecnologia do Brasil S.A. (“Telefônica Cloud Brasil”), a wholly owned subsidiary of the Company and the direct parent company of IPNET, approved and executed the merger of IPNET into Telefônica Cloud Brasil. As a result of this merger, IPNET was extinguished, and Telefônica Cloud Brasil succeeded all its assets, liabilities, rights and obligations. The merger was conducted as part of an internal corporate and operational reorganization aimed at simplifying structures, reducing costs and enhancing synergies between the two companies. The transaction was executed based on the book value of IPNET’s net assets and did not result in any change to the share capital of Telefônica Cloud Brasil nor to the Company’s ownership interest in that subsidiary.
Authorization for the operation of Vivo Pay SCD
On September 2, 2024, the Central Bank of Brazil granted the authorization for the operation of Vivo Pay Sociedade de Crédito Direto S.A. (“Vivo Pay SCD”), an entity indirectly controlled by the Company, as a Direct Credit Company, further enhancing Vivo’s Financial Services. This new license will enable end-to-end control of our operations, and enhances our ability to integrate financial services with Vivo’s existing channels, delivering an improved and cohesive user experience. The first new product to be launched under this license is our digital banking account, a cornerstone of our financial strategy.
Reverse Stock Split and Stock Split
On January 29, 2025, the Company announced that our board of directors approved the convening of an extraordinary shareholders’ meeting, to be held on March 13, 2025, to decide on a proposal to group all of our common shares at a 40:1 ratio, and subsequently split each of our common shares at a 1:80 ratio, without any change to the Company’s capital stock value, but solely to our total number of outstanding shares, with a resulting amendment to our by-laws. This transaction would not result in a change to our total amount of outstanding ADSs.

The transaction provided greater liquidity to the shares issued by the Company and, consequently, improved the pricing formation process by increasing the volume of outstanding shares effectively negotiated and adjusting its price. In addition, the purposes of this transaction includes the following: (i) reduce operational and administrative costs resulting from the current configuration of our shareholder base; (ii) provide greater efficiency in managing its shareholder base; (iii) improve the efficiency of book-entry share registration and custody systems, (iv) enhance the provision of information and communication, improving the service to shareholders, and (v) provide greater efficiency in distributing proceeds to the Company's shareholders.
On March 13, 2025, the extraordinary shareholders’ meeting approved the transaction in full, including the reserve stock split followed by stock split, as well as the adjustment so that each ADR would represent two common shares. The transaction was implemented on April 15, 2025, and remaining fractional shares were grouped and subsequently sold in an auction held at B3 on May 19, 2025, with the net proceeds distributed proportionally to the shareholders entitled to such fractions.
Following the Free Position Adjustment Period, on April 15, 2025, the Transaction was finalized before B3 S.A. - Brasil, Bolsa, Balcão (“B3”), with shareholders having their shareholdings adjusted and the Company's shares being traded ex-share consolidation and ex-share split conditions. The auction for the sale of the remaining fractional shares resulting from the Transaction was held at B3 on May 19, 2025. The net proceeds obtained from the sale of these shares were allocated and distributed proportionally among all holders of fractional shares as follows: (i) for shareholders with complete registration data, the amounts were deposited into the current account indicated in the respective shareholder's registration; (ii) for shareholders with shares deposited at the B3 Central Depository, the amounts were credited directly to the Central Depository, which was responsible for transferring them to the respective shareholder through its custodian agent; and (iii) for other unidentified shareholders or those without complete registration data, the amounts are available at the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.
Acquisition of Samauma Brands (i2GO)
On March 18, 2025, the Company’s wholly owned subsidiary, Terra Networks Brasil Ltda., entered into a Quota Purchase and Sale Agreement to acquire all quotas of Samauma Brands Comércio, Importação e Exportação de Eletro‑Eletrônicos Ltda., owner of the i2GO brand, for an adjusted amount of up to R$66 million, subject to the achievement of agreed operational and financial metrics. This transaction is aligned with the Company’s strategy to strengthen its presence in the smartphone and electronic accessories market, in which it already operates through its OVVI brand, enhancing its ability to offer high‑quality products that meet the evolving needs of the market.
On March 21, 2025, after all conditions were satisfied, the acquisition was concluded through the execution of the Closing Agreement, thereby consolidating Samauma’s integration into the Company’s business portfolio. Following the closing of the transaction, the OVVI and i2GO brands will coexist in a complementary manner, broadening the Company’s product portfolio and strengthening its competitive positioning in the national electronic accessories market.

Capital Expenditures
The following table sets forth our capital expenditures for each year in the three years ended December 31, 2025.

	Year ended December 31,
	2025	2024	2023

	(in millions of reais)
Network	7,830.6	7,801.6	7,588.3
Technology / Information Systems	1,126.2	1,055.1	1,015.4
Others(1)	313.5	333.6	419.1
Total capital expenditures	9,270.3	9,190.4	9,022,9

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
Year Ended December 31, 2025
In 2025, we invested R$9,270.3 million, a 1% increase over the amount we invested in 2024 (R$9,190.4 million), primarily due to an increase of our investments in FTTH.
Investments were strongly focused on network projects (which accounted for 84% of investments in 2025), including 4G and 5G mobile access, backhaul transmission, backbone and FTTH expansion. These investments helped sustain our commercial and revenue growth while maintaining the quality of the services provided and preparing us for medium-term growth.
Year Ended December 31, 2024
In 2024, we invested R$9,190.4 million, a 2% increase over the amount we invested in 2023 (R$9,022.9 million), primarily due to the increase on investments in the 5G network.
Investments were strongly focused on network projects (which accounted 85% of investments in 2024), including 4G and 5G mobile access, backhaul transmission, backbone and FTTH expansion. The investments helped sustain our commercial and revenue growth, while maintaining the quality of the services provided and preparing us for medium-term growth.
B.Business Overview
We are the leading mobile telecommunications company in Brazil (with a 38.1% market share as of December 31, 2025, based on accesses), with a particularly strong position in postpaid mobile services (40.3% market share as of December 31, 2025, based on accesses). As of December 31, 2025, we reached 18.5% of total market share in FTTH (fiber-to-the-home) accesses in Brazil.
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
Fixed-line voice services
Our portfolio of fixed-line telephone services, or STFC services, includes local, domestic long-distance and international long-distance calls.
Local services
Fixed-line local services include activation, monthly subscription, public telephones and measured services. Measured services include all calls that originate and terminate within the same area code within our concession region, which we refer to as local calls.
Intraregional, interregional and international long-distance services
Intraregional long-distance fixed-line services consist of all calls that originate in one local area or municipality and terminate in another local area or municipality within our authorization region. Interregional long-distance services consist of state-to-state calls within Brazil and international long-distance services consist of calls between a phone line in Brazil and a phone line outside Brazil. We were the first telecommunications company to be granted the authorization to develop local, intraregional, interregional and international services throughout Brazil.
Mobile services
According to data regarding market share published by ANATEL in December 2025, we are the leading provider of mobile telecommunications services in Brazil in terms of accesses.
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
Data services
We provide fixed broadband through fiber (i.e., FTTH and FTTC) and xDSL technologies, with download speeds reaching up to 10 Gbps.
In 2025, we continued to cover 100% of the municipalities in our concession area in the state of São Paulo and hundreds of others throughout Brazil, reaching approximately 7.8 million fixed broadband customers in total, and we expanded our national fiber network to reach approximately 31.9 million homes, of which 31.0 million consisted of FTTH technology.
In mobile broadband, we use a variety of technologies to provide wireless internet services to our customers. As of December 31, 2025, we covered 4,949 municipalities with our 3G network, reaching 97.5% of Brazil’s population. We also offer 4G LTE technology, which, by the end of 2025, was available in 4,901 municipalities, reaching 97.0% of Brazil’s population, 4.5G LTE through carrier aggregation in 4,141 municipalities, reaching 93.3% of the Brazilian population, and also 5G technology, present in 716 municipalities, equivalent to 67.7% of the Brazilian population.
Pay TV services
We began offering subscription-based television services, or Pay TV services, via DTH (“direct to home,” a type of service that uses satellites for the direct distribution of television and audio signals to subscribers) on August 12, 2007. By the end of 2022, we discontinued the DTH operations, disconnecting all customers. From 2023 onwards, we only provide Pay TV services by means of IPTV (a type of service that offers video broadcast through the IPs) technology. As of December 31, 2025, we had approximately 733,292 Pay TV customers.
Network services
Our service & network management technology ensures comprehensive management and supervision of all our network processes and network performance for our clients. Our network management center monitors the critical network operational parameters of the countrywide transmission backbone, IP networks, mobile and fixed packet/circuit core networks, value-added services/multimedia platform and global services, radio access network, infrastructure and online services performance, as well fixed access network across the country, broadband networks, network interconnection, portability and IPTV/DTH. Our service management center monitors customer experience and service quality across all platforms, allowing real-time data analysis with advanced analytics and proactive monitoring tools. We believe that this initiative represents a significant step forward in our commitment to delivering exceptional quality of mobile services, with enhanced customer experience, proactive service quality management, data-driven decisions and higher operational efficiency.
The center is able to identify abnormalities in both our network (fixed and mobile) and in third-party networks including networks of other operators and other corporate clients, using failure, signaling, quality and service monitoring systems. Our service & network management center is integrated with maintenance and operations teams that maintain and operate mobile and fixed network elements, as well as infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.
Our network provides for continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switchboard centers, power supply interruptions and security breaches.

We continuously aim to consolidate our network and increase its offerings, to deliver the best possible service to our customers and to meet their expectations. We are incessantly improving and refining our observability main process, with higher effectiveness of incident correlation, faster fault recovery and proactive incident management. These objectives have been driven by the self-monitoring capabilities with the development of a customized Telefonica Event Management System (TEMS), as well as by the self-healing capabilities with the development of integrated-system enablers (PUR) and the evolution of Robotic Process Automations (RPA). This advancement gives our team more efficiency and speed in detecting and solving problems in our networks.
Some of the improvements we have implemented in recent years include advancements in migrating from time-division multiplex switches to next-generation network switches, which offer new digital services to our customers and reduce our maintenance costs, including improvements in security levels, power supply, batteries, and air conditioning infrastructure.
In addition, we are widely applying advanced virtualization solutions (net functions virtualization, or NFV) with the purpose of supporting the launch of the brand-new fifth-generation mobile network (5G-NSA/SA), which is fully operating and prepared to address future market and customer expectations by providing massive device connectivity, ultra-high-density deployments (through IoT technology), ultra-low latency applications and higher data transfer rates.
Network and facilities
We provide services referred to as the industrial exploration of dedicated line (Exploração Industrial de Linha Dedicada), or EILD, pursuant to our authorizations. The EILD consists of the rental of dedicated circuits and clean channel protocols to provide services to third parties.
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
As part of our wholesale services, we provide interconnection services to other network providers. We earn revenue from any call that originates from another mobile or fixed-line service provider network connecting to one of our customers. We charge the service provider from whose network the call originates an interconnection fee for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.”

As of December 31, 2025, we had 1,007 local and long-distance interconnection agreements with Telefônica Brasil (fixed-line and mobile operation) and 267 agreements for the provision of local and long-distance traffic.
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
Digital services (including value-added services)
Overview
In 2025, Vivo reached the milestone of 4.1 million OTTs subscriptions, reflecting continuous and consistent growth year after year. The focus on digital video and music services has solidified, with the launch of key players such as Apple Music, YouTube and Netflix. Vivo TV App, is also a strategic app for Vivo as it is owned by the company. This helps to consolidate the company’s position as a digital services provider and contributes to healthy growth.
Digital channels played a crucial role in this success, accounting for 75% of sales participation, representing a growth of 10p.p. year over year. This not only reduced costs but also enabled a more efficient operation, achieving significant sales records. The revitalization of sales checkout at App Vivo was a highlight, significantly contributing to business acceleration by providing a simpler, fully digital Journey to buy digital services.
Furthermore, Vivo continues to pursue a strategy of offering better cost-benefit solutions to customers. Throughout the year, service bundles with attractive pricing were created, enhancing the perceived value of our products and generating competitiveness. The launch of Vivo Total with digital services, is a significant achievement that reinforces our commitment to creating a comprehensive value proposition that addresses customer’s needs.
Financial services
Financial services remain a strategic pillar for Vivo, consolidating our evolution into a broad digital services ecosystem and expanding our relevance beyond connectivity. In 2024, we advanced this strategy by consolidating all financial solutions under the Vivo Pay brand, now fully integrated into the Vivo App and visible to more than 28 million users, as of December 31, 2025.
Our entry into financial services began in 2020 with the launch of personal loans. Since then, the product has matured significantly. Today, Vivo Pay Personal Loan—formerly Vivo Money—offers credit between R$500 and R$50,000, with terms of up to 36 months and pricing adapted to each customer’s profile. Supported by advanced data analytics, our credit model enhances assertiveness and helps reduce risk. As of December 2025, since the launch, personal loans have reached R$1.1 billion in total disbursements, growing 33% YoY, and the credit portfolio reached R$321 million, excluding loans over 360 days past due. Our nonperforming loans due over 90 days stood at 28.4%, as of December 31, 2025, reflecting stable performance in unsecured credit.

Expanding our credit portfolio, we launched products designed to diversify risk and address high-demand business:
–FGTS Birthday Withdrawal Anticipation: A secured product offering competitive rates starting at 1.29% per month, with R$28 million already loaned as of December 31, 2025. Customers can front up to 10 years of withdrawals, with automatic repayment through their FGTS balance.
–Workers Credit (Crédito do Trabalhador): Introduced in September 2025, this payroll-linked loan targets formal private-sector workers, offering R$500 to R$20,000 with up to 36-month terms. Regulatory updates enabling digital contracting through CTPS Digital opened a market of 45 million eligible workers, supporting faster growth versus traditional personal loans.
Our strategy also includes credit portfolio diversification in partnership with other fintechs such as Noverde, Creditas, Facio and Klubi, offering Home Equity, Auto Equity, Micro Loans and Consortia.
A major milestone was the Central Bank’s approval of Vivo Pay as a Direct Credit Society (SCD) in 2024, enabling full operational control and paving the way for the launch of our digital account, currently in controlled testing with employees.
Insurance Services
Insurance remains another essential component of our financial services ecosystem. Our partnership with Zurich enabled the creation of Vivo Seguro Celular, a simple and fully digital solution to protect smartphones. Building on this success, we expanded coverage to include notebooks, tablets, smartwatches and headphones, and as of December 31, 2025, the portfolio had reached approximately 600,000 insured devices. Notably, more than 40% of smartphones sold in that period left our stores with insurance included, and the customer base grew 42% YoY as of December 31, 2025.
In 2024, we strengthened distribution by enabling the full purchase and management of insurance through the Vivo Pay section of the app. We also launched a simplified plan priced at R$14.90 per month, offering R$2,000 in coverage, which contributed to strong commercial traction.
Our portfolio continued to expand with:
–Home Insurance (launched in March 2025, in partnership with Chubb and Porto Serviços): three plans ranging from R$13.90 to R$85.90, with coverage between R$100,000 and R$1 million; and
–Travel Insurance (launched in December 2025 with Chubb): plans for domestic and international travel starting at R$29.90, with coverage from R$20,000 up to US$35,000.

Corporate innovation
In recent years, we have not only established new business ventures that have accelerated our digital transformation but also increased the contribution of these services to our overall revenue. These services accounted for 12.1% of our total revenue in the year ended December 31, 2025. We continue to invest in research and development to create innovative services that enhance our customers’ experience and provide greater convenience in their daily lives:
•In the healthcare ecosystem, in 2023, we acquired 100% of the shares of Vale Saúde Sempre, a startup operating as a healthcare services marketplace. The platform offers affordable access to consultations (in-person and telemedicine), exams, and surgical procedures through a monthly subscription. It boasts an accredited network of thousands of laboratories and medical clinics throughout Brazil. In 2024, we leveraged this acquisition to expand our operations in the B2C segment, utilizing Vivo’s extensive sales force, increasing our B2B customer base, adding new partners to the accredited network, and introducing dental services. In 2025, we expanded our network of clinics and laboratories with the goal of bringing healthcare to all regions of Brazil, and we also enhanced our portfolio by offering discounts at more than 11,000 pharmacies. As a result, Vale Saúde Sempre served over 471,000 users in the year ended December 31, 2025 and has seen its net revenue multiply by approximately 1.6x in the year ended December 31, 2025.
•In education, we advanced our joint venture with Ânima Educacional, VivaE, launched in 2022. This EdTech focuses on open courses aimed at preparing individuals for emerging digital market professions. With its proprietary teaching methodology, VivaE now offers over 50 courses and surpassed 100,000 users as of December 31, 2025. Additionally, it began exploring the B2B market and participated in Telefônica’s internship selection process, where candidates took courses, and the top performers advanced. In 2025, VivaE began selling courses directly to companies.
•Additionally, we repositioned our Smart Home value proposition by focusing on key customer journey pillars such as consultancy, installation, device configuration, and specialized support. Initially offering on-site installation and automation services in São Paulo, we expanded to every city where Vivo broadband is available. In addition, Vivo launched a home monitoring service that provides cameras for a monthly fee, highly valued by customers with pets, children, and elderly relatives. This service offers options for live feed or recording, accessible via the Vivo Smart Home app. The app now includes a dedicated Smart Home section to educate customers about devices and functionalities, showcase purchasable products, and integrate connectivity and smart home features.
•In the renewable energy business, GUD Energia—our joint venture with Auren, established in 2024—is advancing its strategy to expand access to competitive and sustainable energy in the medium-voltage segment, while remaining fully focused on the opening of the low-voltage market, approved in November 2025 by the Brazilian federal government through Law No. 15,269. This regulatory milestone will enable GUD to offer renewable and sustainable energy to millions of B2B customers by 2027 and to tens of millions of residential customers by 2028.
In addition, Vivo Ventures, our corporate venture capital fund, made four strategic investments in 2025 (for more information, see “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Launch of Corporate Venture Capital Fund”), as follows:
In 2025, Vivo Ventures made nine investments across strategic areas such as Fintech, Education, Insurtech and Legal, reinforcing its focus on digital platforms with strong potential for operational synergies, distribution leverage, and value creation within Vivo’s ecosystem.
In December 2024, Vivo Ventures entered into a commitment of US$2 million with Canary, a leading venture capital manager in Brazil, as part of its funds-of-funds strategy, with the objective of strengthening its presence within the venture capital ecosystem, enhancing long-term relationships with top-tier fund managers and expanding access to high-quality investment opportunities aligned with its strategic priorities.

In February 2025, Vivo Ventures completed an equity investment of R$11.4 million in Facio, a fintech specialized in credit origination and automation for financial institutions, offering end-to-end solutions that streamline underwriting, risk assessment and customer onboarding through technology and data-driven processes. The investment supports Facio’s expansion in the Brazilian credit market and aligns with Vivo’s strategy to strengthen its presence in financial services and digital lending solutions.
In July 2025, the FIP executed an initial investment of R$1.36 million in Elevify, an edtech focused on upskilling and professional development, offering digital education solutions aimed at improving employability and workforce qualification through scalable online programs. This investment aligns with Vivo Ventures’ interest in education platforms that leverage technology to democratize access to high-quality learning.
In September 2025, Vivo Ventures committed R$35.0 million to AsaaS as part of a minority equity acquisition. AsaaS is a fintech that provides an integrated financial management and payments platform for small and medium-sized businesses, enabling billing, collections, payments and financial control through a single digital interface. The company supports SMEs in improving cash flow management and operational efficiency, strengthening Vivo’s positioning in solutions tailored to the SME segment.
In October 2025, the FIP acquired a minority stake of R$13.3 million in 180 Seguros, an insurtech that offers embedded insurance solutions through APIs, enabling companies to seamlessly integrate insurance products into their digital journeys. The platform focuses on modular and flexible insurance offerings that enhance customer experience and open new digital distribution channels, in line with Vivo Ventures’ strategy in embedded finance and digital protection solutions.
Also in October 2025, Vivo Ventures became a shareholder of Ada Tech through a corporate reorganization and merger involving Vivae — the edtech jointly created by Telefônica Brasil S.A. and Ânima Educação — and Ada Tech. As part of this transaction, the equity interest in Ada Tech previously held by Wayra, together with Telefônica Brasil’s stake in Vivae, was transferred to FIP Vivo Ventures, which now directly holds the participation and remains a shareholder of Ada Tech. Ada Tech is an education technology company focused on training and reskilling professionals in software development, data, artificial intelligence and other high-demand digital skills, combining online learning, hands-on projects, and corporate partnerships.
In December 2025, Vivo Ventures also carried out a follow-on investment of R$2.7 million in Facio, further reinforcing its confidence in the company’s execution and growth trajectory. The additional capital is intended to support product development, commercial expansion and the strengthening of its technology platform.
In December 2025, the FIP concluded an initial equity allocation of R$1.9 million in Inspira. Inspira is a legaltech that develops digital solutions to increase efficiency and automation in legal operations, supporting law firms and corporate legal departments with tools for process management, analytics and decision-making.
Finally, Vivo Ventures also approved an increase in the fund’s committed capital, raising its total size to R$470 million. As part of this expansion, the FIP received a new share subscription of R$150 million, with 98% subscribed by Telefônica Brasil S.A. and 2% by Telefonica Open Innovation, S.L. The subscribed amount will be disbursed through capital calls as new investment opportunities in startups are executed.
Finally, in recognition of our efforts in developing a robust digital ecosystem, Vivo received several prestigious awards in 2025:
Valor Inovação Brasil — Vivo ranked 1st in Telecommunications and 9th overall in the Valor Inovação ranking, which highlights the 150 companies with the best innovation practices in Brazil.
EY Brasil, Sling Hub, and Alya Ventures — Vivo was recognized in the Ranking of Corporations That Invested the Most in Brazilian Startups in 2024, promoted by Sling Hub and its partners.

100 Open Corps — Vivo ranks Top 2 in open innovation in Brazil and is the leader in the Telecommunications sector, according to the 10th Edition of the 100 Open Startups Ranking.
MIT Innovative Workplaces Brazil — Vivo is part of the ranking of the 20 most innovative organizations in Brazil, recognized for their ability to drive transformation.
Prêmio Seleção Mobile Time 2025 — Vivo won in the Innovation in Telco category for its GUD Energia initiative, recognized by the jury among the top mobile innovation projects.
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
Our current smartphone suppliers are Samsung, Apple, Motorola and Oppo, our device suppliers area Intelbras, Flex (Mitrastar), Blucastle, Tellescom (Askey) and ZTE and our gadgets suppliers are Samsung, Apple, Harman (JBL and Kardon), Lenovo, LG, Hisense, Timbro (Amazon), Intelbras, Positivo (Positivo and Vaio), Steck, Allied (Logitech, TPLink and Xbox), Alfacomex (Geonav), Customic, i2Go, Aya Pitaya, Glowshine, Simerx, Motorola, Multi (DJI and Multi), DPC (Renpho), Proparts (Garmin), Flex (Mitrastar), Tellescom (Askey), Blucastle, RCELL (Nintendo and Playstation), Sony Entertainment (Playstation), WAP (WAAW), Relaxmedic and Up2Tech (JBL, Lenovo, Nintendo, Playstation, Anker, Philips, LG and TCL).
Smartphone and other electronics sales continued a positive trajectory in 2025 with important growth results, aligned with our strategy to gain profitability and become an important player in the electronics segment. This was the result of our strategy of portfolio expansion, enhanced distribution, and communication initiatives emphasizing that Vivo can provide everything customers need, as well as through our sales channels attracting high-value customers to our physical and online stores. We also had important achievements with our own accessories brand, Ovvi, launching new products focused on design excellence and quality, making relevant partnerships and sponsorships, and adding even more market value to our business.
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
Local rates
With the termination of the STFC Concession agreement through the signing of the Settlement Agreement with ANATEL, we undertook a commitment until the end of 2028 to maintain service to customers in 373 locations in 166 municipalities in the state of São Paulo through a service plan that ensures consumers in these areas receive pricing conditions that are compatible with or more advantageous than those offered under the Basic Service Plan in effect at the time of adaptation. This includes offers similar to (i) the Local Basic Plan of the Concession (for customers who mainly make short-duration calls - up to three minutes - during business hours) and (ii) the Special Class Individual Access Plan – AICE (created specifically for families enrolled in government assistance programs).
On the other hand, the company became able to provide fixed-line telephony services throughout the country through an Authorization. In the Authorization modality for the provision of fixed-line telephony, the company ceased to have obligations related to the availability of mandatory Offers, being able to work only with Offers, which can be made available for commercialization and/or discontinued with greater flexibility, according to rules set forth in ANATEL’s regulations.
Long-distance rates
Rates for domestic, long-distance calls are based on the time of day, the day of the week, and the duration and distance of the call, and may also vary depending on whether special services, including operator assistance, are used. We have several options for domestic, long-distance calling offers for consumers using our carrier dial code (15). Customers of any local or long-distance operator may use dial code 15 when dialing long-distance to benefit from our rates. In March 2020, ANATEL approved Resolution No. 724, which established a standard for the implementation and monitoring of tariff freedom in the STFC, for use by the general public in the national, long-distance mode. Since then, we have been free to set domestic long-distance fees at market rates. Later, Resolution No. 724 was replaced by Resolution No. 768 in August 2024.
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
With respect to long-distance calls, we have developed alternative rate offers for residential and corporate customers.
Mobile services rates
Rates for our Local Basic Plan and certain roaming charges incurred in connection with alternative offers are subject to annual adjustments pursuant to our authorizations. Current rates, which are revised annually, can be readjusted for the following year at most by the rate of inflation as measured by the IGP-DI index. The maximum rate applies to all mobile service offers, but mobile operators are allowed to freely set the prices charged on these offers (other than with respect to certain roaming charges).

The initial price cap we agreed upon with ANATEL in our authorizations was based on previously existing or bidding prices, and has been adjusted annually based on a formula contained in our authorizations. As of the date of this annual report, the most recent adjustment was approved in February 2025, which set fees at R$0.22044 for regular hours and R$0.15430 for reduced hours (net of taxes).
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
Data services rates
We receive revenue from charges for data transmission, which includes our fixed broadband, dedicated analog and digital lines for privately leased circuits to corporations and other services. Data transmission rates are not regulated by ANATEL, including for EILD (wholesale links up to 34 Mbps) and High Capacity Data Transport (wholesale links above 34 Mbps) that are no longer regulated markets. Multimedia services operators can freely set the rates for their offers.
TV rates
Pay TV rates are not regulated. Service providers are allowed to freely set the rates for basic and alternative offers.
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
A transition period from 2026 to 2032 will gradually phase out the existing taxes in favor of the IBS and CBS. During this transition, operational complexity is expected due to the coexistence of two consumption taxation models. However, taxation is anticipated to be effectively simplified beginning in 2033. In 2026, a testing period will commence, during which a 0.9% CBS rate and a 0.1% IBS rate will be applied. However, this levy will not result in an actual economic burden, as compliance with the ancillary obligations related to the new taxes during this period effectively exempts taxpayers from payment. Alternatively, should any amounts be paid, the sums collected as CBS and IBS may be offset against PIS and COFINS contributions, such that no economic effect is expected for 2026.
The reform also introduces a federal selective tax on the production, extraction, commercialization, or import of goods and services harmful to health or the environment. Notably, a constitutional provision exempts telecommunications services from this tax.
Complementary Law Project No. 108/2024, which mainly addresses tax auditing and litigation in connection with this reform, has been approved by the Brazilian Congress and is currently pending presidential sanction. The new taxes will still require further regulation through additional laws and norms, and further input on this may become available during the 2026 testing period.
Changes in the ICMS tax rate
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
Introduction of OECD-inspired minimum income taxation rules
On December 27, 2024, Law 15.079/24 was enacted, establishing an additional Social Contribution on Net Income (“CSLL”) as part of the process of adapting Brazilian legislation to the OECD Global Rules Against Base Erosion (“Pillar II”). According to this law, whenever the Company, adopting the calculation criteria provided therein, determines an effective combined rate of Income Tax and Social Contribution on Net Profit lower than 15%, it must make an additional payment until it reaches this minimum percentage. This rule has been in effect since January 2025, and the Company does not expect a significant impact from this rule on its tax payments, as it already complies with the established limits.
Transfer Pricing Rules – Alignment with OECD Standards
On December 28, 2022, Law No. 14,596/2023 was published, later regulated by RFB Normative Instruction No. 2,161/2023, which established the new Brazilian Transfer Pricing regime, aligned with OECD guidelines. The new rules became mandatory as of January 1, 2024, and aim to ensure that intercompany transactions are carried out in accordance with the arm's length principle.

The Company is currently in the process of preparing the analysis for the corresponding fiscal year, including a comparability study, supporting documentation, and a review of applicable methods, as provided for in current legislation. Although the technical process is still under development, the Company does not expect significant impacts from the adoption of the new transfer pricing regime, given the nature of the transactions carried out and the history of compliance with international standards.
The Company will continue to monitor the application of the regulations and will keep its financial statements updated based on any adjustments identified upon completion of the formal transfer pricing analysis."
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

Collection
Our collection practices for delinquent customers comply with the guidelines established by ANATEL (the Brazilian National Telecommunications Agency), as well as with the regulations of the Telecommunications Services Agency (RACO) and the Consumer Protection and Defense Foundation (PROCON). As a general rule, for mobile and fixed-line services, customers who remain past due for more than 15 days may have promotional benefits suspended. If payment remains outstanding for more than 30 days after the suspension of such benefits, service may be fully suspended, including both outgoing and incoming calls, until payment is settled.
For Pay‑TV services, full suspension may occur if payment is overdue for more than 15 days. Customers with outstanding balances may opt for an installment payment arrangement. However, if bills remain unpaid for 60 days following full suspension, the contract may be terminated and the delinquency reported to credit protection bureaus.
The debt collection process involves sequential steps, beginning with internal outreach via interactive voice response, SMS, and email, followed by a formal payment reminder notice. If the outstanding balance persists, the customer’s information may be forwarded to an external credit recovery agency.
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
Provisions for doubtful accounts in the year ended December 31, 2025 were 1.9% of the total gross revenue.

Our Markets of Operation
After signing the unified term on April 11, 2025, we began offering, under the authorization regime, fixed-line telephone pay TV, mobile voice and broadband services throughout Brazil. In addition, we also offer a variety of value-added services, some of them through commercial partnerships.

Area	Pop. (million)	Percent of Brazil’s pop.	GDP (R$ million)	Percent of Brazil’s GDP	Per capita GDP (reais)
São Paulo State	44.4	21.9%	3,444,814	31.5%	77,566
Minas Gerais State	20.5	10.1%	971,978	8.9%	47,321
Rio de Janeiro State	16.1	7.9%	1,172,871	10.7%	73,053
Bahia State	14.1	7.0%	430,988	3.9%	30,477
Paraná State	11.4	5.6%	670,919	6.1%	58,624
Rio Grande do Sul State	10.9	5.4%	650,107	5.9%	59,736
Pernambuco State	9.1	4.5%	270,475	2.5%	29,857
Ceará State	8.8	4.3%	232,239	2.1%	26,406
Pará State	8.1	4.0%	254,547	2.3%	31,348
Santa Catarina State	7.6	3.7%	513,393	4.7%	67,460
Goiás State	7.1	3.5%	336,747	3.1%	47,722
Maranhão State	6.8	3.3%	149,227	1.4%	22,021
Paraíba State	4.0	2.0%	96,963	0.9%	24,395
Amazonas State	3.9	1.9%	161,795	1.5%	41,048
Espírito Santo State	3.8	1.9%	209,830	1.9%	54,733
Mato Grosso State	3.7	1.8%	273,009	2.5%	74,620
Rio Grande do Norte State	3.3	1.6%	101,740	0.9%	30,805
Piauí State	3.3	1.6%	80,917	0.7%	24,736
Alagoas State	3.1	1.5%	89,689	0.8%	28,676
Distrito Federal State	2.8	1.4%	365,669	3.3%	129,790
Mato Grosso do Sul State	2.8	1.4%	184,402	1.7%	66,885
Sergipe State	2.2	1.1%	60,817	0.6%	27,519
Rondônia State	1.6	0.8%	76,456	0.7%	48,353
Tocantins State	1.5	0.7%	64,318	0.6%	42,553
Acre State	0.8	0.4%	26,291	0.2%	31,676
Amapá State	0.7	0.4%	28,020	0.3%	38,187
Roraima State	0.6	0.3%	25,125	0.2%	39,461
Total	203.1	100.0%	10,943,345	100.0%	53,887

(1)According to IBGE data (2023) collected at https://www.ibge.gov.br/ – subject to revision.
(2)Average per capita GDP for Brazil, weighted by the percentage of the population represented by each state.
Seasonality
Our business and results of operations are not materially affected by seasonal fluctuations in the consumption of our services.

Marketing and Sales
Overview
Our commercial distribution network (marketed under the Vivo brand), as of December 31, 2025, consisted of 288 own sales outlets throughout Brazil. In addition, we also have approximately 10,683 sales outlets run by authorized dealers (including exclusive dealers and retail channels), maintaining a solid capillarity strategy that contributed to our leadership position in the Brazilian telecommunications market.
As of December 31, 2025, we had approximately 285,000 points of sale where prepaid mobile service customers could purchase credits using Distribution or Online channels. Prepaid phones can be credited remotely or by purchasing cards containing credits.
We bring our solutions to our customers through the following physical sales channels:
•Vivo Stores: continuing our purpose of bringing new experiences to our consumers, in October 2025 we opened a new store on Oscar Freire Street, one of the most iconic locations in São Paulo. With the goal of seeing without filters, face-to-face, and reminding everyone that life also happens beyond screens, we brought Café Vivo into the store, reinforcing the company’s positioning.
•Exclusive dealers: this channel is made up of selected and certified companies to supply our complete portfolio of products. These resellers constitute an extensive distribution network across the country, with 1,442 stores (as of December 31, 2025) capable of offering our complete portfolio of products and services. It is a channel with significant acceleration in the evolution of the customer experience journey in 2025, equating availability and depth of product stock in each store, as well as payment conditions with other sales channels. Focusing on business sustainability, both for Vivo and its resellers, we promote a constant evolution in the qualification of physical store structures, ensuring standardization and proper adequacy. This measure reinforces our commitment to agile and sustainable management, aimed at creating value and strengthening our foundation for future expansion.
•Retail channel: our retail channel sells prepaid and top-up products that are sold by our partners’ own sales teams. In 2025, we continued attempting to reestablish commercial relationships with the biggest national retail companies with the objective of resuming the channel’s growth.
•Distribution and digital channel: the broadest and most complex sales channel in our markets, allows our prepaid customers to purchase data and voice credits. To be as close as possible to potential and current customers, this channel is made up of accredited agents, lottery outlets, post offices, bank branches and small retailers, such as pharmacies, newsstands, bookstores, stationery stores, bakeries, gas stations, bars and restaurants. In digital, we have banks, fintechs and digital distribution partners. In 2025, this channel kept the majority of our prepaid sales (96%) and top-up revenue (87%) and was responsible for maintain our prepaid market share leadership, achieved in 2020. This was obtained by adopting a strategy of deepening the availability of Vivo SIM Cards at top performing retailers, with support of price-led campaigns.
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
Customer experience
In 2025, Vivo consolidated its strategy with a non‑negotiable commitment: putting the customer at the center of everything, because the customer’s time is now. Guided by the principle “Vivo Sempre”, the company remained firmly focused on delivering the best experience to all customers across every touchpoint and that reinforced its value proposition: “Vivo is technological and excellent in quality”, “Vivo is close and solves my needs”, and “Vivo makes me feel special”.
To achieve this goal, the company strengthened its performance across its strategic pillars: providing a single customer view across all channels; resolving customer issues on the first interaction; giving visibility into every step of their journey, proactively keeping them informed; ensuring customers don’t have to repeat their story each time they contact us; anticipating and resolving issues before they arise; and consistently offering self‑service options across digital channels. These pillars translate into innovations that enhance customer experience, such as the new master registration, which gives customers the autonomy to define their contact name across all channels directly through the Vivo App, and the monitoring and quality telemetry systems installed in the modems, enabling proactive remote troubleshooting actions or the dispatch of a technical team when necessary.
This continuous, purposeful, and passionate dedication to the customer is widely recognized by the market. In 2025, Vivo was granted as a three‑time champion in three of the main customer experience awards: Experience Awards (SoluCX) for highest NPS in mobile and broadband, Excellence in Customer Service (Consumidor Moderno), and Best Broadband Services (Estadão). We also won the Gold Trophy in the first edition of the CX Award (Clientes SA) in the IT & Telecom segment and were nominated as the Company that Most Respects Consumers in Mobile Services (Consumidor Moderno). More than awards, these recognitions reflect our essence: always present, always close, always Vivo.
Technology
Voice and data networks
To offer a broader portfolio of integrated services, we have incorporated several technologies into our voice and data networks. In 2025, we strengthened our virtualization program, enabling the offering of 5G SA-based services.
We consolidated offerings based on slice technologies for mobile voice services, advanced in mass adoption with VoLTE, and initiated investments in VoNR (5G SA).
For mobile voice services, we consolidated our digitalization program of voice using VoLTE (Voice LTE) as well as started investing in new technologies like VoNR (5GSA).
For mobile data, we have intensified investments in the 5G SA network, enhancing the customer experience. In synergy with the fixed network, we are reusing Core solutions aimed at improving latency and reducing the amount of data transmitted on our transport network.
For the fixed voice network, we offer VoFTTH (Voice over FTTH) services, SIP trunks, Unified Communications, and SIP interconnections. In addition, we continue expanding our network by deploying fiber optics in cities that already have copper-based voice services, while working on initiatives such as legacy network shutdown, modernization, site decommissioning, voice digitization, and synergies between fixed and mobile networks. We have consolidated our unified IMS core and Session Border Controllers (SBCs) at our access edge and peering edge to support VoIP growth. All these initiatives have enabled savings in terms of energy efficiency, labor, and maintenance costs.

The IP Backbone is a strategic asset to meet customer demands and support the development of a large number of services, such as:
–Expansion of 5G, IOT, VoD, Live Events.
–Development of cloud,
–Expansion of fiber optics to customer homes,
–Migration of voice and television services to IP,
For all of this, the IP Backbone must be robust, providing high availability, performance, cost-effectiveness, and high bandwidth at the same time. However, as more bandwidth is offered to customers, the need to bridge the gap between revenues and investment to cope with greater traffic becomes increasingly clear. To achieve this goal and increase revenues, the following actions have been implemented over the last few years:
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
•Use of high-speed interfaces in the core (400G, 800G) – this allows to optimize the resources and reducing costs by Mbps in the IP Backbone Core.
•Evolution to SDN (Software Defined Network) – we began implementing SDN in 2025 to seek greater flexibility, agility, and reliability for the network.
We further optimized costs by sharing access networks with other Brazilian operators, in which IP backbones played a key role in connecting and transporting traffic among different operator’s networks, reducing the need for mobile sites expansion. The implementation of IPv6 was important to ensure full connectivity for our customers and to support sales, allowing us to continue expanding our customer base. Finally, we have a solid Carrier Grade Nat solution (CGNAT) already developed for the mobile services, which will be extended to fixed-line services along the next years as an additional solution.
LAN – Local Area Network
In our Telecom Data Centers, the Local Area Network (LAN) structure provides connectivity for platforms and servers on both the Fixed and Mobile networks. The local network is the access point for all services and provides connectivity to the IP BackBone.

In 2025, we maintained the strategy of evolving the TRILL model into the Spine & Leaf model. We have moved from a 3-layer architecture model (Core-Aggregation-Access) to a 2-layer model (Spine & Leaf). The new model is a technological evolution that provides even greater resilience in the local network than TRILL. In addition to greater resilience, we can leave the architecture with one less layer, which means simplifying the network and reducing implementation costs. With the new Spine & Leaf architecture, we maintain the concept of decentralization in Telecom Data Centers. Just like TRILL, Spine & Leaf also uses Top of Rack (TOR) and End-of-Row (EOR) switches, allowing cost savings on structured cabling, reduction of energy, space and cooling. In 2025, we expanded the ports and took the opportunity to change technology from TRILL to Spine & Leaf Technology in three existing sites.
In 2025, we reinforced our CDN strategy to deliver a superior customer experience and optimize backbone performance. We continued deploying local caching solutions to reduce IP backbone bandwidth consumption and minimize latency, ensuring seamless delivery of high-quality content across multiple devices and screens. This approach supported the growing demand for interactive applications and rich media experiences, including large-scale live streaming events where stability and low latency are critical. Throughout the year, we worked closely with strategic partners to expand cache capacity, refresh infrastructure, and implement advanced optimizations that improved traffic distribution and resilience.
In parallel, we enhanced peering connections with key networks, reducing transit dependency and improving end-to-end performance for apps, streaming, and multi-screen content. These initiatives also strengthened Fixed and Mobile Broadband services for both B2B and B2C customers, delivering faster, more reliable connectivity and optimized content delivery. Our design principle of using standalone switches for cache clusters remained essential for operational simplicity and scalability. Overall, these actions contributed to better resource utilization, lower operational costs, and a consistent quality of experience across diverse platforms and content types. In 2025, we will increase capacity at 14 existing sites due to the increase in data traffic.
Network Security
Network security is an essential element for the continuity of our operations and the provision of services to our clients, in a context where telecommunications networks are becoming increasingly complex, distributed, and interconnected. As a result, we are exposed to risks related to the integrity, availability, and confidentiality of our network infrastructures and associated systems.
Our approach to governance, risk management, and compliance related to network security is aligned with the group's guidelines and policies and is based on widely recognized market frameworks, including information security controls. We continuously seek to enhance our capabilities for protecting, detecting, and responding to security incidents, considering the ever-evolving nature of cyber threats.
Throughout our ongoing efforts to strengthen network security, we have implemented and enhanced controls focused on perimeter protection, mitigation of Distributed Denial of Service (DDoS) attacks, and operational resilience, aiming to reduce the likelihood and impact of incidents that may affect service continuity. We also promote the consolidation and evolution of existing tools and processes, as well as the gradual adoption of new solutions aimed at supporting threat intelligence activities, vulnerability management, and data protection.
Additionally, we strive to strengthen our organizational capabilities by developing and training technical teams involved in the design, implementation, and operation of security solutions, with a focus on incorporating security principles from the early stages of product and service development. In this context, we adopt secure development practices and methodologies that aim to integrate security requirements throughout the software and digital services life cycle.

As part of our risk identification and assessment processes, we conduct periodic internal exercises, such as simulations and controlled tests, to evaluate our incident response capability and identify opportunities for improvement in our security controls and procedures. These exercises aim to contribute to the continuous enhancement of our cybersecurity resilience and defensive capabilities.
Despite these efforts, we cannot assure that our network security measures will be sufficient to fully prevent, detect, or mitigate all security risks or incidents. Failures, vulnerabilities, or successful attacks may occur and result in adverse impacts on our operations, service quality, financial condition, and reputation.
TV services
We offer IPTV services through our FTTH network using an open platform created to revolutionize the delivery of these services. Our open platform consists of Pay TV, with video broadcasting over IP. Several global partners have developed modules in partnership with us to connect to our existing global video platform. Our local team customized the middleware for set-top boxes to create a standardized version that provides better time-to-market for new developments and product launches, as well as enabling future convergence between IPTV and OTT platforms.
We integrated various components to create a new IPTV ecosystem, including instant channel switching, retransmission, and applications that enhance user experience. Additional services such as pay-per-view and Video on Demand (VoD) are also available.
Furthermore, our IPTV interface was completely redesigned to improve customer experience, and the product was renamed to Vivo TV. In 2025, we introduced new regional channels to the service lineup via streaming and implemented low latency encoding to enhance the customer experience with live sports events.
Mobile coverage
In 2025, we continued to expand the capacity and coverage of our mobile networks to absorb continuous growth in voice and data traffic. We seek to set ourselves apart from our competitors by significantly growing our 4G and 5G coverage. As of December 31, 2025, our mobile network covered 5,083 municipalities in Brazil using different technologies such as 5G, LTE Advanced Pro, LTE, WCDMA and GSM/EDGE digital technologies, or 91.26% of the total municipalities in Brazil and 98.1% of the Brazilian population. We have the biggest LTE Advanced Pro (commercially known as 4.5G) coverage in Brazil (with 4,141 municipalities and 93.3% population covered). In the same period, we have covered 716 municipalities of Brazil with 5G SA and NSA; these cities together represent 67.7% of the Brazilian population.
Since 2015, we started developing network sharing on the 2600 MHz 4G band with other operators; we had coverage in 220 cities using TIM’s network through RAN sharing. In 2017, we also began to develop 3G network sharing with Claro and, as of December 31, 2025, we covered 232 Brazilian cities using shared radio base stations and 137 cities using Claro’s network through RAN Sharing. In 2018, we further began to develop 3G network sharing with TIM, and, as of December 31, 2025, we covered 17 Brazilian cities with shared radio base stations and 27 cities using TIM’s network through RAN sharing. In 2019, we began to develop network sharing in 4G 700 MHz with TIM (as a proof of concept), and, as of December 31, 2025, we covered 10 Brazilian cities with shared radio base stations and 9 cities using TIM’s infrastructure through RAN sharing. In 2019, we entered into a network sharing agreement with TIM for 2G, 3G and 4G technologies, which sought to expand our network and create synergies. As of December 31, 2025, we covered 363 Brazilian cities with shared 3G/4G radio base stations and 353 cities using TIM’s infrastructure through RAN sharing. From 2021 until December 2025, 3G/4G Single Grid was deployed in the urban area of 238 cities by Vivo and 238 cities by TIM. Also in 2025, 2G Single Grid was deployed in 1,054 cities by Vivo and 780 cities by TIM aiming to accelerate the switch-off of legacy networks. RAN network sharing allows us to fulfill the ANATEL obligations that were imposed on us as part of our spectrum acquisitions and reduces network deployment and maintenance costs to provide additional coverage at lower costs.

Fraud detection and prevention
During 2025, we continued our efforts to combat fraud, focusing on the two main types, as follows:
•Subscription fraud: This type of fraud occurs when one or more services are provided without the consent of the true “owner,” with the primary goal of acquiring products and services, causing financial losses. In 2025, we recorded a 40% reduction in fraud-related losses, decreasing from R$85.5 million in 2024 to R$51.2 million in 2025, mainly due to actions focused on prevention in Fixed B2C FTTH. Other additional actions that contributed to this reduction included the identification of new fraud scenarios through investments in security layers and anti-fraud intelligence rules, which allowed us to detect larger volumes of fraud in less time (through biometrics, device behavioral analysis, fraud detection and prevention tools, machine learning rules, among others), as well as continuous improvement of existing rules and the ongoing review of prevention and detection processes.
•SIM Swap Fraud: this type of fraud is characterized by the alteration of the SIM card (ICCID) without the authorization or knowledge of the line holder. Its purpose is to use the line to generate irregular traffic through national, international, and roaming calls, as well as to criminally access customers’ personal information, which often has value in cases of extortion, theft, and online scams. We had a 47% increase in cases in 2025, rising from 365 cases in 2024 to 537 in 2025. This increase was related to identified systemic vulnerabilities and accesses by unauthorized profiles, whose mitigation actions, such as mandatory biometrics and process improvements, were addressed and prioritized.
Awareness campaigns were carried out, constant updates to parameters and rules were made, and the root cause was identified for better detection, prevention, and handling of fraud.
Operating Agreements
Interconnection agreements
The terms of our interconnection agreements include provisions with respect to the number of connection and signaling points. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Fees” and “Item 4. Information on the Company—B. Business Overview—Rates, Taxes and Billing—Interconnection fees.” We believe that we have adequate interconnection agreements with fixed-line and mobile operators necessary to provide our services and that we have all the necessary interconnection agreements with long-distance carriers.
Roaming agreements
We provide international GSM roaming in over 200 destinations worldwide by means of over 500 roaming agreements with local service providers.
We have a roaming agreement with MTN Irancell, or Irancell. During 2025, we recorded US$17.13 in roaming revenues and zero expenses payable to Irancell under this agreement. See “—C. Organizational Structure—Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” for further information.
Network sharing agreement
In December 2019, Telefônica Brasil and TIM entered into two network sharing agreements regarding electronic equipment and mobile sites on 2G, 3G and 4G networks, in order to (i) decommission outdated technology; (ii) 4G coverage expansion; and (iii) gain spectrum and cost-efficiency. Both agreements were approved by ANATEL and CADE. In August 2024, Telefônica Brasil and TIM signed two amendments with the aim to expand the number of cities covered by both the agreements. The amendments were submitted for regulatory approval by ANATEL and CADE. On October 22, 2025, CADE granted partial approval, in accordance with the applicable concentration control agreement. The matter remains under Anatel’s review and is pending final approval.

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
Competition
Competition in the fixed and mobile markets continued to be intense in 2025. Faced with the high demand for connectivity, Brazilian telecoms have focused on modernization and innovation as levers to remain competitive in the market. The leading companies have been directing efforts and investments toward the digital transformation of business operations, aiming to improve the balance between customer growth and loyalty, revenue growth and margins. For these reasons, the major operators accelerated the 5G coverage, rolled out fiber and continued to include value-added services in the offers in order to differentiate their mobile and fixed portfolios. In addition, telecommunication companies began to leverage their customer base, billing and other key assets to engage in other revenue streams, alone or in partnerships with companies from other sectors. The initiatives remain in their initial steps and range from financial services, to healthcare, education and B2B solutions.
The Brazilian consumer market is increasingly knowledgeable and demanding, expecting not only the best service delivery, as well as the best cost-benefit. Therefore, operators have prioritized the expansion and digitalization of company-customer interactions.
In the mobile market, we continued to lead in market share, with a 38.1% share according to information from ANATEL as of December 31, 2025. This year, the competition remained intense in 4.5G and 5G network coverage expansion and subscriber growth.
We lead the mobile market in 13 states: Amapá, Amazonas, Bahia, Ceará, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rio Grande do Sul, Roraima, São Paulo and Sergipe. Claro Brasil or Claro is a mobile operator controlled by the Mexican company America Móvil Group, and leads mobile service in nine states: Acre, Distrito Federal, Goiás, Maranhão, Piauí, Pernambuco, Rio de Janeiro, Rondônia and Tocantins. TIM, a Brazilian telephone company and a subsidiary of Telecom Italia, leads the mobile market in five states: Alagoas, Paraná, Paraíba, Rio Grande do Norte and Santa Catarina (according to ANATEL as of December 2025).
On the fixed-line services, the wireline and pay-TV services reported net disconnections, according to ANATEL. In broadband, the market continued to expand mainly in ultra-broadband, fiber accesses. Our main competitors in fixed telecommunications services are Claro (which includes its Claro and Embratel services) and Nio, which is stronger in the fixed-line services outside the State of São Paulo. TIM (a subsidiary of Telecom Italia) also offers fixed broadband services, while SKY, which is currently controlled by the Argentine conglomerate Werthein, has pay TV and broadband services (4G LTE TDD). In addition, we have competition from thousands of regional service providers throughout Brazil.

Environment, Social and Governance
In 2025, Telefônica Brasil continued to strengthen its purpose of ‘Digitalize to Bring Closer’ through its strategic pillars, including ‘Futuro Vivo’ (Vivo Future) pillar, which integrates digital transformation sustainability. This approach reinforces actions aimed at driving technological innovation with a focus on environmental and social responsibility, generating positive impacts for society and the planet. This ESG strategy is monitored through more than 100 indicators consolidated by the Board of Directors through the Quality and Sustainability Committee, via the Responsible Business Plan (PNR, its acronym in Portuguese), with targets for 2025–2027 aligned with the Sustainable Development Goals (SDGs).
This strategy is deployed through internal structures that ensure its dissemination across the organization, including specific committees for ESG agendas with senior management: (a) Quality and Sustainability Committee which reports to the Board of Directors an includes independent members of the Board of Directors and (b) Sustainability Committee, which reports directly to the CEO and the Executive Directors. As of December 31, 2025, our Board of Directors was comprised of 83% independent members and 33% women.
ESG commitments are included in variable compensation. Since 2019, 20% of short-term executive and employee compensation has been linked to ESG targets, currently associated with customer perception (NPS), gender equality (women in leadership) and climate change (GHG emissions). Since 2022, executives’ long-term Performance Plan includes Telefônica Brasil (VIVT3) with cash settlement. The incentive has clawback rules and 10% of compensation linked to ESG targets related to climate change and gender equality.
Our Climate Strategy is presented in the Climate Action Plan, a document approved by the Board of Directors and overseen by the Quality and Sustainability Committee. In line with commitment to achieve net zero emissions by 2035—five years earlier than previously planned—we have implemented actions focused on three main areas:
•Mitigate impact: since 2023, we have maintained a 90% reduction in greenhouse gas (GHG) emissions (scope 1 and 2), consistent with the objectives of our Net Zero plan. To achieve this, we have adopted strategies such as: reducing fuel consumption, fusing renewable fuels in our fleet, investing in electric vehicles, modernizing air conditioning systems, implementing leak controls and replacing of some refrigerant gases, low-carbon purchasing, and sourcing 100% of the electricity from renewable sources. Telefônica Brasil also operates a Renewable Energy Plan and an Energy Efficiency Program, with highlights to the Distributed Power Generation program, which gradually install solar, hydro and biogas power plants across Brazil. Since 2019, we have offset 100% of operational emissions through carbon credits that prevent deforestation and restore Brazilian forests. Through the Supply Chain Engagement Carbon Program, we engage carbon-intensive suppliers to measure and manage emissions, seek reduction alternatives, and make a voluntary climate commitment, contributing to our Scope 3 reduction target.
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
•Adapt to Risks: climate risks are integrated into our overall risk assessment, with periodically qualitative and quantitative evaluations considering the physical and transition risks. We maintain a Global Crisis Management System to address high impact threats, covering of 100% of nationwide critical operations.

As part of Telefônica Brasil’s biodiversity strategy, in 2025, we launched the “Floresta Futuro Vivo” project, reinforcing its commitment to biodiversity. In partnership with re.green, a leading reference in large-scale ecological restoration, the initiative aims to recover and protect approximately 800 hectares of forest within the Gurupi-Turiaçu Mosaic, located between Maranhão and Paraná, with the regeneration and conservation of 900,000 trees from 30 native species over the next 30 years. The initiative seeks to reconnect forest fragments, restore ecological functions, and protect endangered species such as the Ka’apor capuchin monkey (Cebus kaapori). The restoration process involves applied science and combines natural regeneration, seed collection, and monitoring technologies to track seedling growth. In addition, the project is expected to generate around 116,000 tons of carbon credits, reinforce the Company’s decarbonization strategy.
Since 2006, collection points for the proper disposal of electronic waste have been offered through the Vivo Recicle Program, which has already collected millions of items. In 2025, through our partnership with Fundação Telefônica Vivo, a game between students was held in public schools and institutions, collecting about 29 tons of electronic waste and involving 24,000 children, young people, and teachers. Through the Vivo Renova Program, customers receive discounts for exchanging their cell phones upon delivery of the used device, which can either be resold (extending its useful lifecycle) or disposed of properly. In the fixed-line business (broadband, voice, and TV), customers can schedule home collection or return their used modems or decoders at our stores, where they are refurbished and reused or recycled. As part of our circular economy strategy, we aim to achieve zero waste from operations by 2030, prioritizing the reuse, repair, recycling and reduction of waste material. In addition, we have set a long-term goal to collect a total of 375 tons of electronic waste by 2035.
Digitalization promotes social inclusion and efficiency in the use of environmental resources. To enhance these benefits, we invest in strengthening our mobile network and expanding our fiber network. A range of solutions are offered in areas such as health (Vale Saúde), education (VivaE), banking and access to credit (Vivo Pay) and renewable energy (GUD Energia). These areas are also supported through Corporate Venture Capital (CVC) funds: Wayra, focused on early-stage startups, and Vivo Venture, focused on growth startups.
Digitalization is also part of the purpose of Fundação Telefônica Vivo focuses on contributing to digital inclusion and the development of digital skills for educators and students in Brazilian public schools. To this end, we offer continuing education programs, with an emphasis on technology and mathematics, for educators working in early school years. In addition, we support the expansion of technical and vocational education in technology within the public school system contributing to the employability of technical high school students. We participate in movements and coalitions that discuss and promote systemic strategies and public policies with the government, aiming to expand the inclusion of digital technologies in education. Racial equity is a cross-cutting theme in all our initiatives and projects. We also promote Corporate Volunteering, an initiative that sensitizes and engages Vivo employees in in-person and digital activities that generate social impact. More than 2 million people have benefited from these actions.
We have actions to attract and retain talent and invest in employee training, including technical certifications and subsidies for professional specialization. Processes for performance evaluation, talent mapping and identification of successors are also implemented. Our diversity program focuses on four groups: Gender, Race, LGBTI+ Community and People with Disabilities, as well as other topics covered in our Global Diversity and Human Rights Policy. We are committed to setting goals to these groups with actions such as: affinity groups, mentoring, development programs, recruitment practices and literacy initiatives. In line with long-term commitments, we aim to achieve by 2035: 40% women in senior leadership position, 45% women in executive leadership positions, 40% black professionals in leadership positions, and 45% black representation across the company. To support these objectives, 50% of trainee, internship and young apprentices positions are allocated to black candidates. Another highlight is Women in Fiber (Mulheres de Fibra) program, which promotes female participation in technical areas that were previously dominated by men.

In addition, the Telefônica Responsible Business Principles establish the core values applicable to all employees, suppliers and other stakeholders. Human rights aspects are monitored through biannual risk assessments, in accordance with the Telefónica Group’s Enterprise Risk Management process. For suppliers, the Parceiro Plural program was launched to, and ensure that partners share the same values as the company in regarding ESG issues and to promote continuous development.
Our commitment to ethics, integrity and transparency is reinforced through the Compliance Program (#VivodeAcordo) and the Privacy and Data Protection Governance Program (#VivoCuidandodaPrivacidade). Customers can access more detailed information about their rights and our personal data management practices through the Privacy Center website and the local Privacy Notice.
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
Aligned with best practices, we maintain significant standards and certifications: ISO 26000 (Social Responsibility), ISO 14001 (Environmental Management), ISO 27001 (Information Security), ISO 45001 (Occupational Health and Safety), ISO 50001 (Energy Management and DSC 10000 (Compliance).
Our strategy enabled Telefônica Brasil to be included in the Dow Jones Best-in-Class World Index, remaining the only Brazilian telecom company in the index, the leader in the Americas and among the best-performing companies in the sector worldwide. The Company is recognized as a leader in the Corporate Sustainability Index (ISE B3) and is ranked among the Top 10% in The Sustainability Yearbook 2025.
Additional information on our ESG strategy and actions are detailed in our Annual Integrated Report, available at: https://ri.telefonica.com.br/en/esg/sustainability-reports. The information on our website is not included or incorporated by reference in this annual report on Form 20-F.
Regulation of the Brazilian Telecommunications Industry
Our business, including the services we provide and the rates we charge, is materially affected by comprehensive regulation under the General Telecommunications Law and various administrative rules thereunder. We operate under authorization agreements for voice, mobile, data and Pay TV services in all Brazilian states. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.”
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
On April 11, 2025, Telefônica Brasil signed the unified authorization term with ANATEL, that compiles all previous licenses into one single title, finalizing the migration to the authorization regime.
Obligations of telecommunications companies
Under the authorizations framework, we and other telecommunications providers must comply with obligations related to service quality, network expansion, and modernization.
Failure to comply with telecommunications regulations or any obligations established by ANATEL may result in fines of up to R$50 million per infraction.
As of the date of this annual report, our operations are regulated as follows:
•Local and long-distance fixed-line voice services (or STFC services). We operate under a nationwide authorization;
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
•Private Limited Services – SLP, which accounts for the provision of telecommunication services in the private regime, intended for network building and specific groups of users defined by the provider and which covers multiple applications, including data, video, audio, voice and text communication; and
•Wholesale services, such as interconnection, governed by the interconnection agreements discussed under “—Operating Agreements—Interconnection Agreements,” Roaming and MVNO agreements, which are described under “—Operating Agreements—MVNO Agreements” (Interconnection and Roaming are also regulated by the Competition Goal General Plan (Plano Geral de Metas de Competição), hereinafter referred to as PGMC.
We set forth below details of the authorizations, licenses and regulations that regulate our operations.
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

An independent entity, the ESAQ, inspected by ANATEL and funded by the providers, measures the quality of services. All measurements are based on a document called the DVR (Reference Values Document), which is issued following RQUAL and reviewed every two years. The actual version of DVR was published on December 27, 2024, and was applied to measurements beginning in 2025. The first seals were published in December 2025.
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
In November 2023, ANATEL conducted a public consultation to revise the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671/2016. According to the proposal, Resolution No. 695/2018 would be revoked, and the regulations associated with the valuation of radio frequency spectrum usage authorizations would be consolidated in the new RUE. Additionally, the proposal alters the conditions for authorizations to use spectrum on a secondary basis. The new regulation is expected to be approved in the first half of 2026.
In December 2025, ANATEL approved Resolution No. 785/2025, which stipulated a long-term plan for spectrum auctions (between 2026 and 2036).
Mobile service licenses (SMP)
Previously, spectrum authorizations were valid for 15 years and could only be renewed once. Although the recently approved New General Telecommunications Law permits successive spectrum renewals, we cannot guarantee that our existing licenses will be renewed.
According to the New General Telecommunications Law and to Decree No. 10,402/2020, ANATEL must consider specific conditions for the renewal of our existing licenses on the grounds of efficient spectrum use, competition issues or public interest.

Our current 850 MHz authorizations will expire in 2028. In November 2020, ANATEL has decided to renew our current authorizations for the use of radio frequencies in A band, on a primary basis, until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition of the matter is still pending and will require a decision by the TCU.
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
Furthermore, in April 2023, ANATEL decided to renew our current license authorizations for the use of 2,100 MHz radio frequencies until April 2038.
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

Our SMP authorizations include the right to provide mobile services for an unlimited period but restrict the right to use the spectrum according to the schedules listed in the respective radiofrequency authorizations. The table below sets forth our current SMP authorizations, their locations, band and spectrums, date of issuance or renewal and date of expiration:

Region	Frequency	Bandwidth (MHz)	Notes	Year of Exp. Date	Notes
Brazil(1)	700 MHz	20		2029
Brazil(1)	850 MHz	25	(2)	2028	(3)
Brazil(1)	900 MHz	5-10	(4)	2031–2035	(5)
Brazil(1)	1.8 GHz	20-80	(6)	2031–2035	(5)
Brazil(1)	2.1 GHz	30-60	(6)	2038
Brazil(1)	2.3 GHz	40–50	(7)	2041
Brazil(1)	2.5 GHz	40	(8)	2027–2031	(9)
Brazil(1)	3.5 GHz	100		2041
Brazil(1)	26 GHz	600		2041

(1)Telefônica Brazil uses high and low frequencies spectrum in all regions of Brazil.
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
We have assumed in the past the obligation to provide free Internet access to public schools in the area comprising in our concession area during the term of our concession agreements. This obligation was terminated in December 2025.
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

•From February 24, 2015 to February 23, 2016: 75% / 25%;
•From February 24, 2016 to February 23, 2017: 65% / 35%;
•From February 24, 2017 to February 23, 2018: 55% / 45%; and
•From February 24, 2018 onwards: 50% / 50%.
In September 2025, ANATEL approved the new PGMC through Resolution no. 783/2025 and kept the Bill and Keep 50%/50% as a rule for PMS providers in their relationship with non-PMS providers.
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
On March 28, 2023, ANATEL approved through Act No. 3.248 a new revision of the EILD reference table, valid from February 25, 2024 until 2027.
Since the approval of the new PGMC, EILD is no longer a regulated wholesale market, although contracts entered into during the period in which it was must be fulfilled.
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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC in which the MVNO, as a wholesale product, is considered a relevant market. As of the end of the public consultation, the updated PGMC was published in September 2025, with ANATEL determining that the MVNO, as a wholesale product, should not be considered a relevant market. Consequently, the parties remain free to negotiate the terms of their MVNOs agreements, while still complying to the current regulations on the subject, including Resolution No. 777/2025.
Internet and related services in Brazil
In Brazil, internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. ANATEL requires SCM operators to act as carriers of third-party internet service providers.

Civil rights framework for the Internet
On April 23, 2014, the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet) was enacted through Law No. 12.965/2014. The act adopts strict Net Neutrality rules that guarantee equality of treatment for data traffic in the network and preserves the business model of Brazilian broadband offered in packages with different speeds. On May 11, 2016, the Brazilian government published Decree No. 8,711/2016, which regulates the law. It establishes the regulation for Net Neutrality and mechanisms to protect the data stored by service and application providers, as well as determining the circumstances in which data can be obtained by the public administration. We believe these measures offer our clients greater protection with respect to how their personal information is used and shared and creates opportunities for new services that make use of aggregated information.
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
As of the date of this annual report, the ANPD has signed a number of technical cooperation agreements with administrative bodies and agencies, including the SENACON, the Brazilian Office of the Controller General (Controladoria Geral da União), or CGU, the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar), the Latin America Development Bank and with the Information Commissioner’s Office of the United Kingdom. The ANPD has also signed a memorandum of understanding with the Spanish Data Protection Authority and with the Office of the Privacy Commissioner of Canada to promote cooperation mechanisms, including the exchange of knowledge, experiences, and practices in the field of privacy and personal data protection.
For additional information on our practices regarding the LGPD and our Privacy and Data Protection Governance Program, see “Item 16g. Corporate Governance—Corporate Governance Practices—Data Protection and Privacy Initiatives.”
Resolutions published
A series of new regulations, published by ANATEL as well as other regulatory bodies in Brazil, became effective in 2025. The most relevant among these regulations were:
•ANATEL Resolution No. 785: Approves ANATEL’s planning for auctions of radio frequency authorizations for SMP;
•ANATEL Resolution No. 784: Amends the Regulation on Administrative Sanctions (RASA);
•ANATEL Resolution No. 783: Approves the General Competition Goals Plan (PGMC);
•ANATEL Resolution No. 782: Amends the Regulation on Conduct Adjustment Commitment Agreements (RTAC);

•ANATEL Resolution No. 781: Amends the Regulation on Licensing for Concession, Permission, and Authorization of Telecommunications Services and Radio Frequency Use;
•ANATEL Resolution No. 780: Amends the Regulation on Conformity Assessment and Product Homologation for Telecommunications;
•ANATEL Resolution No. 779: Approves the Telecommunications Glossary;
•ANATEL Resolution No. 778: Ensures compliance with Mercosur/GMC Resolution No. 19/24 on IMT frequency coordination;
•ANATEL Resolution No. 777: Approves the General Regulation of Telecommunications Services (RGST);
•ANATEL Resolution No. 776: Establishes guidelines for regulatory sandbox and experimental practices;
•ANATEL Resolution No. 775: Approves the Regulation for Temporary Use of Radio Frequencies;
•ANATEL Resolution No. 774: Approves the Regulation for Collection and Transfer of Sectoral Data;
•ANATEL Resolution No. 773: Approves the Regulation on Conditions of Use of Radio Frequencies;
•ANATEL Resolution No. 772: Approves the National Frequency Allocation, Assignment, and Distribution Plan (PDFF).
Public consultations published
In 2025, ANATEL announced a series of public consultations. The most relevant among these public consultations were:
•ANATEL Public Consultation No. 1: Reassessment of Tables and Appendices (A to D) of Annex I of Resolution No. 396/2005;
•ANATEL Public Consultation No. 3: Internalization and consolidation of standards/resolutions from international organizations;
•ANATEL Public Consultation No. 9: ANATEL’s planning for auctions of RF authorizations for SMP; ANATEL Public Consultation No. 17: Replacement of the Operational Procedure for Importing Telecommunications Products;
•ANATEL Public Consultation No. 19: Methodologies for calculating the base value of fine sanctions;
•ANATEL Public Consultation No. 27: Update of requirements for SMP signal booster certification;
•ANATEL Public Consultation No. 30: Network sharing and roaming on highways and coverage commitments;
•ANATEL Public Consultation No. 31: Use of Artificial Intelligence in the telecommunications service chain;
•ANATEL Public Consultation No. 40: Reassessment of the Regulation on Revenue Restitution and Compensation;
•ANATEL Public Consultation No. 44: Revocation of regulations (Regulatory Guillotine 2025–2026);
•ANATEL Subsidy Taking No. 1: Regulatory Guillotine 2025–2026;
•ANATEL Subsidy Taking No. 2: Collection of information on the implementation of new STFC local areas;
•ANATEL Subsidy Taking No. 4: Reassessment of regulatory obligations applicable to SeAC;
•ANATEL Subsidy Taking No. 5: Reassessment of maximum RF limits;
•ANATEL Subsidy Taking No. 6: Improvement of information on SMP service provision;
•ANATEL Subsidy Taking No. 8: ARR of the Research Regulation, annex to Resolution No. 654/2015.

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
In November 2023, ANATEL published a public consultation dedicated to updating the PGMC which was scheduled to end in April 2024. The updated PGMC was approved and published in September 2025, establishing several obligations for the following wholesale markets.
•Passive Infrastructure (Ducts and Subducts);
•Interconnection for Fixed Networks;
•Interconnection for Mobile Networks; and
•Roaming.
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
On December 16, 2024, Telefônica Brasil, ANATEL, the TCU and the Brazilian Ministry of Communications signed the Self-Composition Agreement for the adaptation of our STFC concession contracts to an authorization instrument.
The Self-Composition Agreement includes several key conditions that we are required to comply with: (i) Telefônica Brasil is required to make specific investments on terms established under the Self-Composition Agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to our concession pending before ANATEL or any courts must be settled, and Telefônica Brasil must withdraw any cases filed against ANATEL; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to 10 years as part of the transition process. On April 11, 2025, Telefônica Brasil signed the unified authorization term with ANATEL that compiled all previous licenses into a single title, thereby finalizing the transaction to the authorization regime.
Furthermore, the New General Telecommunications Law also permits the successive renewal of an authorization to explore a spectrum, so long as legal requirements and stipulations are met. Under the previous model, each authorization could be renewed only once. In addition, New General Telecommunications Law permitted the creation of a secondary spectrum trading market among authorized operators, where trades can be placed directly between them. Similarly, companies holding the rights to explore Brazilian satellite positions can have their permits renewed on an unlimited basis. However, these aspects of the law are still subject to implementation through regulations, which have yet to be passed.

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
Although the initiative started with large operators, the SART will be open to any telecommunications company that wants to participate and commits itself to the principles defined by the program. The main benefit for participating companies are the defined procedures and rules towards improving services, resulting in greater consumer satisfaction and promoting an environment that stimulates a more principle-oriented approach to regulatory issues.
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
Telecommunications Consumers Rights
The new General Consumer Rights Regulation (RGC) published by ANATEL in November 2023, and approved by Resolution No. 765/2023, introduces changes in certain provisions related to telecommunications service offerings, including rules around blocking due to payment default. This regulation also updates and modernizes customer relationship obligations. The new RGC came into force in September 2025, replacing the previous Resolution No. 632/2014.
C.Organizational Structure
As of December 31, 2025, 77.13% of our voting shares were controlled by the three main controlling shareholders: Telefónica S.A., with 39.32%, Telefónica Latinoamérica Holding, S.L., with 37.74%, and Telefónica Chile S.A., with 0.06%.

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
On September 30, 2020, Terra Networks Brasil S.A., a wholly-owned subsidiary of Telefônica Brasil, resolved in favor of changing its corporate form from a corporation to a limited liability company in the process of changing its name to Terra Networks Brasil Ltda. The resolution was carried out through an extraordinary shareholders’ meeting.
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
FiBrasil: Headquartered in Brazil, the company is 75.01% controlled by Telefônica Brasil and 24.99% by Telefónica Infra, SLU (“TEF Infra”).
GUD Energia: Headquartered in Brazil, the entity is 50.00% owned by Telefônica Brasil and 50.00% by Auren Comercializadora de Energia Ltda.
Vivo Pay SCD: Headquartered in Brazil, the entity is directly owned 0.01% by Telefônica Brasil and indirectly held 99.99% by Vivo Pay Holding.
Indirect shareholdings
Telefônica Brasil S.A. holds indirect interests in the following companies: Telefônica Infraestrutura e Segurança Ltda. (“TIS”), TLF01, Vale Saúde Sempre (VSS), IPNET USA, SAMAUMA and TCyber.
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
Regarding Iran, we have a roaming agreement with Irancell. During 2025 we recorded US$17.13 in roaming revenues and zero expenses payable to Irancell under this agreement.
Telefónica’s subsidiaries and Telefónica’s former subsidiary Telefónica UK Ltd., other than our Company (which arrangements are described above), were party to the following roaming agreements with Iranian telecommunication companies in 2025:
(1)Telefónica Móviles España S.A., or TME, Telefónica’s Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran, or MTCI, (ii) Taliya Mobile, or Taliya, and (iii)Telecommunication Kish Co., or TKC. During 2025, TME recorded the following revenues related to these roaming agreements: (i) €690,172.66 from MCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.

(2)Telefónica Germany GmbH & Co. OHG, or TG, Telefónica’s 96.85% indirectly-owned subsidiary (as of December 31, 2025), has respective roaming agreements with MTCI and Irancell. During 2025, TG recorded the following revenues related to these roaming agreements: (i) €4,614.95 and (ii) €43,133.77 from Irancell.
(3)Telefónica UK Ltd, or TUK, Telefónica’s former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be Telefónica’s subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, following which establishment TUK has been owned by VMO2. During 2025, TUK recorded no revenues from Taliya.
(4)Pegaso PCS S.A. de C.V., or PCS, Telefónica’s Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2025, PCS recorded US$75.71 in roaming revenues from Irancell under this agreement.
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
During 2025, Telefónica Hispam (“TH”) had one retail mobile phone contract with one customer identified in the list administered by OFAC as sanctioned pursuant to Executive Order 13382. During 2025, TH recorded revenues totaling US$24.32 dollars related to this customer. The termination of such contract is being considered. The provision of the relevant services by TH was in compliance with applicable laws.
During 2025, TG had one retail mobile phone contracts with one customer in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2025, TG recorded revenues totaling €2,116.79 related to this customer. The termination of such contract is being considered. The provision of the relevant services by TG was in compliance with applicable laws.
D.Property, Plant and Equipment
As of December 31, 2025, we had fixed and mobile operations in 3,340 properties, 2,003 of which we own, of which 101 are administrative buildings. Besides that, we have entered into standard leasing agreements to rent the remaining properties, under which 124 administrative areas, seven kiosks and 307 retail stores are leased. Our main physical properties for providing fixed-line telephone services involve the segments of switching (public switching telephone network, or PSTN), transmission (optic and wireless systems), data communication (multiplex devices, IP network), infrastructure (energy systems and air conditioning) and external network (fiber optic and metallic cables), which are distributed in many buildings throughout the state of São Paulo and in the main cities outside the state of São Paulo. Some of these buildings are also used for administrative and commercial operations.
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
Environmental matters
Brazilian environmental legislation at federal, state, and municipal levels regulate environmental protection, the responsible use of natural resources, the preservation of fauna and flora, climate change mitigation and adaptation, as well as pollution prevention and control. Under these laws, specific environmental licenses are required for the undertaking the construction, installation, expansion, or operation of structures used to provide telecommunications services. According to the enforceability defined by the competent authorities, this obligation is extended to telecommunications infrastructure such as support structures for radio/cell base stations, transmission backhaul, and backbone networks, as well as to specific regulations related to air emissions, soil and water pollutants, take-back systems, recycling and waste management, interference with areas of cultural and historical relevance, environmental protected areas and contamination.
In Brazil, non-compliance with environmental rules or regulations may result in civil, administrative, or criminal liability. Regarding civil liability, Brazilian environmental laws adopt a standard of strict, unlimited, and joint liability remediation of environmental impacts. Furthermore, Brazilian courts may pierce the corporate veil when and if it poses an obstacle to the full recovery of environmental damages. Within the administrative sphere, companies may face penalties of up to R$50 million, suspension of operations, exclusion from specific government contracts, obligations to repair or indemnify environmental damages, loss of tax benefits and incentives and be at a competitive disadvantage to match the criteria assessed by sustainability indexes such as the Dow Jones Best-in-Class World Index and the B3’s Corporate Sustainability Index (ISE B3).
We have procedures in place to protect our networks, reputation and operations from environmental impacts, ranging from operational controls to specific insurance coverage for civil and environmental matters. In order to maintain and enhance environmental performance, we have implemented the Solid Waste Management System (Gretel), that allows us to manage the flow of generation, transportation and disposal of hazardous and non-hazardous waste, promoting supply chain traceability and circular economy actions.
The Company has an Environmental Management System (EMS) that follows the international standard ISO 14001, with third-party certification covering the major capitals and metropolitan regions since 2016. The EMS is periodically audited on a sample basis to assess its effectiveness. Observations identified during these audits are addressed through action plans aimed to provide continuous improvement and best environmental practices. Engineering measures are also implemented to mitigate potential risks, such as reducing visual impact of facilities, modernizing equipment to lower noise emissions, and adapting structures to contain potential leaks.
Energy is a critical resource for our network infrastructures, which requires substantial power. To address this demand, we have implemented a Renewable Energy Plan that enabled us to achieve 100% renewable electricity consumption since November 2018—12 years ahead of our initial target. This milestone was achieved through a combination of distributed generation, self-generation, free-market (FM) energy purchases, and the acquisition of renewable energy certificates with guarantees of origin.
In 2025, we reached 77 Distributed Generation plants with 76.4 MWm of installed capacity across Brazil. Upon the completion of the project, it will supply 90% of our low-voltage energy consumption, with a total installed power of 80.9 MWm from renewable sources (solar, hydro, and biogas).

Climate change is a key pillar of our sustainability strategy, supported by short-, medium-, and long-term objectives consolidated in our Climate Action Plan approved by the Board of Directors. Our main goal is to achieve net zero emissions by 2035 for the entire value chain. Significant progress has been made, including reducing our greenhouse gas (GHG) emissions (Scope 1 and 2) by 90% compared to our 2015 baseline. This achievement was enabled by renewable energy purchases, resulting in zero Scope 2 emissions under a market-based approach; use of biofuel in our fleet; operational improvements in air conditioning systems; and compensating for residual emissions.
Since 2019, we have offset 100% of operational emissions through high-integrity carbon credits, selected to generate positive social and environmental impacts, including preventing deforestation and supporting restoration in Brazilian forests.
Beyond operational emissions (Scope 1 and 2), which are linked to 5% of all our employees’ Results Participation Program (PPR, its acronym in Portuguese), we are working to reduce impacts across our value chain. Through the Supply Chain Engagement Carbon Program, we engage our suppliers from the most carbon-intensive categories to measure and manage emissions, seek reduction alternatives, and make a voluntary climate commitment, contributing to our Scope 3 reduction target.
Environmental transparency is essential for a net-zero future. In 2025, we launched the third edition of our Climate Action Plan for public consultation and investor feedback, consolidating our strategy for transitioning to a low-carbon economy. We have consistently been among the Brazilian companies recognized in a leadership position by CDP Climate Change, demonstrating the strength of our environmental management.
In 2006—prior to Brazil’s National Policy on Solid Waste (Law No. 12,305/2010) and Decree No. 10,240/2020, regulating mandatory reverse logistics of electronic—we launched the Vivo Recicle Program, a pioneering initiative in the sector promoting circular economy and proper disposal of electronic waste nationwide. The program offers approximately 1,800 collection points for receiving used devices such as cell phones, tablets, headphones, chargers, and batteries.
Since its implementation, millions of e-waste items have been collected, resulting in the recycling of approximately 232 tons of materials. In 2025, the Vivo Recicle Program increased more than 20%, growing from 37 tons collected and recycled in 2024 to over 45 tons in 2025. We have also set a long-term commitment to collect 375 tons of electronic waste by 2035, reinforce our leadership in circular economy practices.
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

Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are driven by the following factors:
Brazilian economic environment
The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. As a Brazilian company, our results of operations and financial condition are significantly influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. While the Brazilian GDP is expected to have increased in recent years, we cannot assure that this trend will continue in the future.
The modest fiscal adjustments that were put in place, combined with higher interest rates and economic slowdown, has maintained uncertainty regarding Brazil’s public debt sustainability. This has contributed to higher volatility in financial asset prices and Brazil’s risk premium, and a limitation in the room for the Brazilian real to strengthen.
Regarding economic growth, after some years of GDP growth above 3%, boosted by fiscal and monetary stimuli, historically low unemployment levels and a strong performance in certain economic sectors, in 2025, GDP growth is estimated to have slowed to 2.3% (from 3.4% in 2024), according to market consensus, mainly driven by the monetary policy tightening. The macroeconomic outlook for 2026 is expected to be clouded by high interest rates in the beginning of the year, and uncertainty on both domestic political front due to presidential elections, and on global economic and geopolitical environments. The market consensus anticipates that Brazil’s GDP growth in 2026 will be lower than in 2025. Any slowdown in Brazil’s economic growth, changes in interest rates, unemployment levels, or general price stability could adversely affect our business, financial condition, and results of operations.
Brazil registered a trade balance surplus of US$68.3 billion in 2025, down from the result of US$74.2 billion in 2024. Exports increased by 3.5%, reaching US$348.7 billion, while imports increased by 6.7%, totaling US$280.4 billion. Foreign direct investment inflows into Brazil amounted to US$77.7 billion in the 12 months accumulated as of December 31, 2025, compared to US$74.1 billion during the same period in 2024. International reserves as of December 31, 2025 stood at US$ 358.2 billion, reflecting a change from US$329.7 billion as of December 31, 2024.
The primary fiscal result posted a deficit of 0.43% of GDP as of December 31, 2025, compared to a deficit of 0.4% of GDP at the end of December 2024, according to the Central Bank of Brazil. Gross public debt rose to 78.7% of GDP as of December 31, 2025 compared to 76.3% at the end of December 2024. These fiscal pressures can indirectly affect businesses through higher borrowing costs, reduced consumer purchasing power, and potential currency volatility, all of which could impact operational costs and demand for services. For companies in capital-intensive industries, such as telecommunications, the fiscal environment remains a key factor influencing strategic planning and results of operations.
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

In 2021, inflation increased to 10.1% at the end of the year (from 4.5% in 2020), as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices – as well as the depreciation of the Brazilian real. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic and increases in energy prices. As a result, inflation peaked at 12.1% in April 2022 (as measured by the IPCA in year-over-year terms) the highest levels since 2003 in Brazil. Following the dissipation of these shocks, accumulated inflation in Brazil slowed to 5.8% by the end of 2022 and to 4.6% by the end of 2023. In 2024, inflation increased to 4.8% by the end of the year, as a result of droughts which disrupted food supplies, increases in energy prices, and the depreciation of the real. In 2025, inflation receded to 4.3%, driven by the monetary policy tightening effects and exchange rate appreciation, but remained above the 3.00% target.
Before 2006, the fees we charged our customers were periodically adjusted by ANATEL based on the inflation rates measured by the IGP-DI. Starting in 2006, telephone fees were indexed to the IST, which is a basket of Brazilian indexes that reflect the telecommunications sector’s operating costs. Such indexing reduced inconsistencies between revenue and costs in our industry and therefore reduced the adverse effects of inflation on our business. The IST for the year ended December 31, 2025 was 3.5% according to the most recent ANATEL data.
The table below shows the Brazilian general price inflation (according to the IGP-DI, IPCA and the IST) for 2021 through 2025:

	Inflation (%) as Measured by the IGP-DI	Inflation (%) as Measured by the IPCA	Inflation (%) as Measured by the IST
December 31, 2021	17.7	10.1	17.3
December 31, 2022	5.0	5.8	6.9
December 31, 2023	(3.3)	4.6	2.1
December 31, 2024	6.9	4.8	4.6
December 31, 2025	(1.2)	4.3	3.5

Source: FGV, IBGE and ANATEL.
In 2021, the Central Bank began a monetary tightening cycle in response to rising inflation, the depreciation of the real, and a perception of recovery in certain economic activities following the easing of COVID-19-related restrictions. The SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022. In 2023, the Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices and a depreciation of the real, amid robust economic activity and tight labor market. In response, the Central Bank resumed tightening monetary policy, increasing the SELIC rate up to 15.00% in June 2025 and maintaining it at this level until December 2025. These adjustments reflect the Central Bank’s efforts to balance inflation control with economic stability. As of the date of this annual report, the SELIC rate is 15.00%.
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
Geopolitical developments
The geopolitical conflicts between Russia and Ukraine, and between Israel and Hamas, have led to disruptions in the global markets for various commodities - particularly oil, fuel, certain agricultural products, and fertilizers - including through sanctions, export/import controls and other trade restrictions. In addition, developments in other jurisdictions (including Venezuela) and changes in applicable sanctions regimes may from time to time create further uncertainty and volatility in global energy and commodity markets.
While the precise effect of the ongoing war and these geopolitical developments on global economies remains uncertain and ever-changing, they have already resulted in significant volatility in financial markets, as well as an increase in energy and commodity prices globally. While, as of the date of this annual report, there have not been any material impacts from these conflicts on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of such developments. The adverse effects—global or localized—of these developments, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others in connection with any such conflicts, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.
Foreign exchange rates
The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.4% appreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5024 per US$1.00 on December 31, 2025, which reflected an 11% appreciation in the real against the U.S. dollar during the year, influenced in part by higher Brazilian interest rates relative to the U.S., attracting capital inflows, alongside improving global risk sentiment and solid commodity exports. As of February 23, 2026, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.17 per US$1.00.
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

Sources of Revenue
The breakdown of our operating revenue is presented net of discounts. In addition, we categorize our revenue according to the following groups:
•Exploitation of communications and telecommunications services;
•Development of activities necessary or useful to the execution of these services, in conformity with the concessions, authorizations and permissions granted thereto;
•Exploitation of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet based applications in any medium, including advertising and promotional materials;
•Exploitation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar activities; (iii) information technology; (iv) information and communications security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire and others; and
•Licensing and sub-licensing of any nature.
Results of Operations
The following table sets forth certain components of our net income for each year ended December 31, 2025, 2024 and 2023, as well as the percentage change of each component.

	Year ended December 31,			Percent change
	2025	2024	2023	2025–2024	2024–2023
	(in millions of reais)
Net operating revenue	59,595.0	55,845.0	52,100.1	6.7%	7.2%
Cost of sales	(32,925.4)	(31,352.1)	(29,415.4)	5.0%	6.6%
Gross profit	26,669.6	24,492.9	22,684.7	8.9%	8.0%

Operating (expenses) income	(16,810.4)	(15,819.4)	(14,766.9)	6.3%	7.1%
Selling expenses	(13,348.1)	(12,953.8)	(12,439.2)	3.0%	4.1%
General and administrative expenses	(3,771.6)	(3,205.0)	(2,957.3)	17.7%	8.4%
Other operating income, net	327.5	343.8	640.3	(4.7%)	(46.3%)
Share of results in investees - equity method	(18.2)	(4.4)	(10.7)	313.6%	(58.9%)
Operating income	9,859.2	8,673.5	7,917.8	13.7%	9.5%

Financial expenses, net	(2,588.3)	(1,909.7)	(2,343.9)	35.5%	(18.5%)
Income before taxes	7,270.9	6,763.8	5,573.9	7.5%	21.3%
Income and social contribution taxes	(1,093.4)	(1,206.5)	(533.9)	(9.4%)	126.0%

Net income for the year	6,177.5	5,557.3	5,040.0	11.2%	10.3%

Net income attributable to:
Controlling shareholding	6,167.9	5,547.9	5,029.4	11.2%	10.3%
Non-controlling shareholders	9.6	9.4	10.6	2.1%	(11.3%)

Results of Operations for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
The table and descriptions below set forth explanations for the variations:

	Year ended December 31,		Percent change %
	2025	2024	2025-2024
	(in millions of reais)
Net operating revenues	59,595.0	55,845.0	6.7%
Services	55,094.7	51,751.4	6.5%
Sale of goods	4,500.3	4,093.6	9.9%

Net operating revenue
Net operating revenue increased by R$3,750.0 million, or 6.7%, from R$55,845.0 million in 2024 to R$59,595.0 million in 2025, maintaining the tendency of growing our revenues from services and sale of goods above the inflation rates registered in the period (IPCA of 4.3% in 2025) at rates of 6.5% and 9.9%, respectively, when compared to 2024. Our services revenue, which increased by R$3,343.3 million, or 6.5%, to R$55,094.7 million in 2025 from R$51,751.4 million in 2024, was boosted by the strong performance of the mobile business, mainly in postpaid services, supported by the growth in our customer base, reduction in churn and annual price adjustments. As for revenues from the sale of goods, which increased by R$406.7 million, or 9.9%, to R$4,500.3 million in 2025 from R$4,093.6 million in 2024, such performance was mainly impacted by the increased demand for 5G smartphones and accessories, combined with the broad range of electronics that composes our portfolio.
Cost of sales
Cost of sales increased by R$1,573.3 million, or 5.0%, from R$31,352.1 million in 2024 to R$32,925.4 million in 2025. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2025	2024	2025-2024
	(in millions of reais)
Cost of goods sold	(4,555.5)	(4,468.0)	2.0%
Depreciation and amortization	(12,367.7)	(11,713.1)	5.6%
Third-party services and other	(11,349.9)	(10,391.6)	9.2%
Rental, insurance, condominium and connection means	(1,242.3)	(1,383.8)	(10.2%)
Personnel	(1,414.6)	(1,366.5)	3.5%
Taxes, charges and contributions	(1,995.4)	(2,029.1)	(1.7%)
Cost of sales	(32,925.4)	(31,352.1)	5.0%
Cost of Goods Sold: Cost of goods sold increased by R$87.5 million, or 2.0%, from R$4,468.0 million in 2024 to R$4,555.5 million in 2025, mainly due to the growth of handsets and ICT equipment's sales, combined with the broad range of electronics that composes our portfolio, corresponding to an increase in the sale of goods revenue line.
Depreciation and Amortization: Costs related to depreciation and amortization increased by R$654.6 million, or 5.6%, from R$11,713.1 million in 2024 to R$12,367.7 million in 2025, resulting from accelerated depreciation of legacy technologies equipments.

Third-Party Services and Other: Costs related to outside services and other increased by R$958.3 million, or 9.2%, from R$10,391.6 million in 2024 to R$11,349.9 million in 2025, mainly due to the costs related to third-party services, associated with the expansion of our network, and Corporate Data & ICT revenue.
Rental, Insurance, Condominium and Connection Means: Costs related to rent, insurance, condominium and connection means decreased by R$141.5 million, or 10.2%, from R$1,383.8 million in 2024 to R$1,242.3 million in 2025, mainly due to decreases as a result of network rental efficiencies and lower condominium fees.
Personnel: Personnel expenses increased by R$48.1 million, or 3.5%, from R$1,366.5 million in 2024 to R$1,414.6 million in 2025, driven by annual wage and benefits readjustments.
Taxes, Charges and Contributions: Taxes, charges and contributions decreased by R$33.7 million, or 1.7%, from R$2,029.1 million in 2024 to R$1,995.4 million in 2025, primarily due to lower regulatory fees and other taxes.
Operating (expenses) income
Operating (expenses) income increased by R$977.2 million, or 6.2%, to R$16,792.2 million in 2025 from R$15,815.0 million in 2024. The table and descriptions below set forth explanations for these variations:

	Year ended December 31,		Percent change
	2025	2024	2025–2024
	(in millions of reais)
Selling expenses	(13,348.1)	(12,953.8)	3.0%
General and administrative expenses	(3,771.6)	(3,205.0)	17.7%
Other operating income (expenses), net	327.5	343.8	(4.7%)
Total	(16,792.2)	(15,815.0)	6.2%
Selling Expenses: Our selling expenses increased by R$394.3 million, or 3.0%, from R$12,953.8 million in 2024 to R$13,348.1 million in 2025, given higher costs with third-party services related to the increased commercial activity as well as personnel-related expenditures resulting from annual wage and benefits readjustments and greater costs with variable compensation.
General and Administrative Expenses: Our general and administrative expenses increased by R$566.6 million, or 17.7%, from R$3,205.0 million in 2024 to R$3,771.6 million in 2025, mainly due to higher expenses with systems development, licenses and software, and consultancy firms.
Other Operating Income (Expenses), Net: Other operating income, net decreased by R$16.3 million, or 4.7%, from R$343.8 million in 2024 to R$327.5 million in 2025, due to the effect of higher expenses related to contingencies and asset disposal services, was offset by higher tax recoveries, investment gains, sales of scrap metal and extinguished fibers, and gains from real estate sales.
Financial income (expenses), net: In 2025, our financial expense, net amounted to R$2,588.3 million, an increase of R$678.6 million, or 35.5%, from an expense of R$1,909.7 million in 2024, mainly due to the reversal of monetary updates on provisions related to the migration of fixed-line voice concession to an authorization regime in 2025 combined with net gains related to adherence to tax amnesty programs, partially offset by higher level of revenue from interest income.

Income and social contribution taxes: Income and social contribution tax expenses decrease R$113.1 million, or 9.4%, from R$1,206.5 million in 2024 to R$1,093.4 million in 2025. This was primarily due to benefits from the Good Law. As a result, in 2025, our effective rate of income and social contribution taxes amounted to 15.0%, a decrease of 2.8 p.p. as compared to 17.8% in 2024.
Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.
B.Liquidity and Capital Resources
General
We fund our operations and capital expenditures primarily from operating cash flows, loans obtained from financial institutions or development banks, and debentures. As of December 31, 2025, we had R$7.0 billion in cash and cash equivalents. We do not have any material unused sources of liquidity. Our principal cash requirements include:
•the servicing of our indebtedness;
•capital expenditures; and
•the payment of dividends.
Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements.
Sources of Funds
Our net cash generated by operating activities was R$20.7 billion in 2025, an increase of R$841 million, or 4.2%, compared to R$19.9 billion in 2024. The increase in cash flow from operations is primarily due to a rises of taxes to recover, which are mainly a result of certain tax credits and taxes, charges and contributions, partially offset by interest paid on loans, financing, debentures and leases.
For a discussion of our sources of funds for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds” of our annual report on Form 20-F for the year ended December 31, 2024.
Uses of Funds
Our net cash used in investing activities was R$10.0 billion in 2025, an increase of R$1.1 billion, or 12.4%, compared to R$8.9 billion in 2024. This increase was primarily driven by higher investments as a result of M&A activities in connection with the acquisition of Samauma, FiBrasil and CyberCo.
Our net cash used in financing activities recorded an outflow of R$10.4 billion in 2025, an increase of R$1.7 billion, or 20.0%, compared to R$8.6 billion in 2024. This increase was mainly due to higher debt repayments, as well as share buybacks and capital reductions.

For a discussion of our uses of funds for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds” of our annual report on Form 20-F for the year ended December 31, 2023.
Indebtedness
As of December 31, 2025, our total debt was as follows:

Debt	Currency	Annual interest rate payable	Maturity	Total amount outstanding (in millions of reais)
Finance Leases (1)	BRL	—	2056	15,432.9
Debentures Telefônica Brasil 7th issue - Second Series	BRL	CDI rate + 1,35% a.a.	2027	2,150.4
Debentures FIBrasil 3rd issue - First Series	BRL	IPCA + 7,3609% a.a.	2034	916.5
5G License	BRL	SELIC rate	2040	1,034.0
Acquisition - M&A VSS	BRL	SELIC rate	2029	4.1
Acquisition - M&A VITA IT	BRL	IPCA	2027	40.5
Acquisition - M&A IPNET	BRL	SELIC rate/IPCA	2029	170.6
Acquisition - M&A I2GO	BRL	CDI rate	2031	44.6
Acquisition - M&A Cyber	BRL	-	2027	16.5
Tax amnesty programs (2)	BRL	SELIC rate	2029	405.3
Financial institutions	BRL	CDI rate + 2.92% p.a.	2026	3.7
Other creditors (3)	BRL	CDI rate + 3.75% p.a.	2028	78.3
Intercompany loan (4)	EUR	Six-month EURIBOR + 2.4% p.a.	2027	49.3
Total debt				20,346.7
Current				5,348.9
Noncurrent				14,997.8

(1)Our finance leases are related to towers and rooftops, IT equipment leases, infrastructure rent and other means of transmission.
(2)Refers to (i) the State of São Paulo Amnesty Program (Law No. 17,843/2023), which allows for the settlement of ICMS debts with reductions in interest and principal for eligible taxpayers, (ii) the State of Paraná Amnesty Program (Law No. 20,946/2021), which provides similar debt settlement benefits, including reductions in fines and interest, (iii) the State of Rio Grande do Sul Amnesty Program (Decree No. 58,067/2025), which allows for the settlement and installment of ICMS debts with reductions in fines and interest, and (iv) the State of Minas Gerais ICMS installment and refinancing programs, related to energy‑related ICMS debts. For more information, please see note 20.c.1 to our audited consolidated financial statements included elsewhere in this annual report..
(3)Refers to the investments made by Polígono in Vivo Money in 2023. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background—Launch of Vivo Money Credit Rights Investment Funds (FIDCs).”
(4)On September 26, 2024, the Company's subsidiary, CloudCo Brasil, entered into a loan agreement with TCCT, a Telefónica Group company, for an amount of €7.4 million (equivalent to R$45.0 million). This loan provides CloudCo Brasil with the financial capacity to fulfill its obligations related to the acquisition of IPNET. The principal amount will be adjusted daily until full repayment, based on the six-month Euro Interbank Offered rate, or the EURIBOR rate, plus 240 basis points per year, from the date the funds are made available until the date of repayment. Interest payments will be made semi-annually, beginning on March 27, 2025, while the principal will be repaid on September 27, 2027. To mitigate risk exposure, a swap contract was executed to hedge against exchange rate fluctuations and convert the fixed interest into CDI rate + 1.795% per year. As of December 31, 2025, the outstanding loan balance was R$49.3 million.
Interest and principal payments on our indebtedness as of December 31, 2025 due in 2026 totaled R$5,348.8 million, in comparison to R$6,447.9 million as of December 31, 2024.
As of December 31, 2025, our debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance - ESG) performance, classifying them as “sustainability-linked”, under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.

These agreements contain certain standard restrictive clauses. These agreements can provide an acceleration of the full balance of our obligations in the event of default. In general, such agreements are subject to the acceleration of maturity over: (i) the inclusion in the agreement of our shareholders, bylaws or articles of incorporation or of the companies that control us of conditions that lead to restrictions or loss of ability to pay financial obligations arising from these agreements; or (ii) liquidation, dissolution, insolvency; bankruptcy, judicial or extrajudicial recovery to any creditor or class of creditors. As of December 31, 2025, we were not in default of any of our obligations and therefore none of our liabilities were subject to acceleration.
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
For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Tabular Disclosures of Contractual Obligations and Commercial Commitments
Our contractual obligations and commercial commitments as of December 31, 2025 were as follows:

	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	(in millions of reais)
Contractual obligations:
Loans, financing and leases (1)	15,436.5	4,885.4	6,112.9	3,089.5	1,348.8
Debentures	3,067.0	161.5	2,000.0	181.1	724.4
Derivatives	198.7	52.7	34.6	—	111.3
5G License and cash obligations	1,034.0	68.9	137.9	137.9	689.3
Other Creditors	78.3	31.8	46.5	—	—
Acquisition - M&A VSS	4.1	—	1.6	2.5	—
Acquisition - M&A VITA IT	40.5	22.9	17.5	—	—
Acquisition - M&A IPNET	170.6	13.7	59.2	97.7	—
Acquisition - M&A I2GO	44.6	5.6	11.2	27.9	—
Acquisition - M&A Cyber	16.5	—	16.5	—	—
Amnesty Program	405.3	158.3	204.6	42.4	—
Intercompany Loan	49.3	0.7	48.6	—	—
Pension and other post-retirement benefits	786.5	27.3	14.5	15.5	729.2
Total contractual obligations	21,331.8	5,428.9	8,705.6	3,594.3	3,603.0
Trade accounts payable	9,861.3	9,861.3	—	—	—
Total trade payables	9,861.3	9,861.3	—	—	—

(1)Includes the present value of minimum lease payments on operating leases of rental of equipment, facilities and stores, administrative buildings, and cell sites. See note 21 of our audited consolidated financial statements included elsewhere in this annual report.
(2)For more information, see “—Indebtedness” above.
Long-Term Debt – Loans, financing, leases and debentures
Our long-term debt as of December 31, 2025 was as follows:

Amount
(in millions of reais)
Year ending December 31
2027	5,431.9
2028	2,681.0
2029	1,977.8
2030	1,292.8
2031 onwards	2,073.2
Total	13,456.7

Our contractual commitments as of December 31, 2025 were as follows:

Amount
(in millions of reais)

2026	938.4
2027	838.7
2028	860.6
2029	840.3
2030	360.8
2031 onwards	1,574.5
Total(1)(2)	5,413.3

(1)Includes R$ 1,181.8 million, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefônica Group.
(2)Unrecognized contractual commitments arising from the purchase of goods and services. The amount presented above represents the total consolidated nominal values equivalent to the full contract period. See note 34(a) to our audited consolidated financial statements included elsewhere in this annual report.
Our guarantees as of December 31, 2025 were as follows:

Amount
(in millions of reais)

Insurance of guarantee(1)	30,925.7
Letters of guarantee	9,884.0
Judicial deposits and garnishments	2,964.3
Property and equipment	9.7
Financial investments in guarantee of lawsuits	41.3
Total(2)	43,825.0

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
Capital Expenditures and Payment of Dividends
Our principal capital requirements are for capital expenditures and payments of dividends to shareholders. Capital expenditures consisted of additions to property, plant and equipment, additions to intangible assets, including licenses and excluding leases (IFRS 16) which totaled R$9.3 billion, R$9.2 billion and R$9.0 billion for the years ended December 31, 2025, 2024 and 2023, respectively. These expenditures relate primarily to the expansion of our network.
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
We may also make additional distributions in the case that we have profits and reserves available to distribute. All of the above distributions may be made as dividends or as tax-deductible interest on shareholders’ equity. Interest on shareholders’ equity is tax-deductible payments pursuant to Brazilian Corporate law, that a company may make, in addition to dividends, which the company may treat as financial expenses for tax and social contribution purposes. For more information on the payment of interests on shareholders’ equity, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Distribution Policy—Dividends and Interest on Shareholders’ Equity.” We deliberated in favor of the distribution of dividends and interest on shareholders’ equity of R$3.4 billion, R$3.1 billion and R$3.4 billion in 2025, 2024 and 2023, respectively.
Our management expects to meet 2026 capital requirements primarily from cash provided from our operations. Net cash generated by operating activities was R$20.7 billion, R$19.9 billion and R$18.8 billion in 2025, 2024 and 2023, respectively.
Adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. The proposal to pay dividends will be approved at the shareholders’ meeting that will approve the 2025 annual report. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Common Shares and the ADSs— Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Our Bylaws—Voting Rights.”
Accounting Pronouncements
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2025 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2024.
New IFRS pronouncements, issues, amendments and interpretations of the IASB
The new and amended standards and interpretations issued, but not yet effective up to the date of issue of the Company’s financial statements, are described below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company does not anticipate the early adoption for the year ended December 31, 2025 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7: On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments: (i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (iii) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and (iv) update the disclosures for equity instruments designated at fair value through other comprehensive income. Effective for annual periods beginning on or after January 1, 2026.

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
The Company is currently working to identify all impacts that the new and amended standards will have on the primary financial statements.
The Company did not early adopt any new accounting statements or interpretations, the application of which is not mandatory.
C.Research and Development, Patents and Licenses
Research and Development
We operate in a fast-paced, dynamic and convergent industry, which demands that our products and services be continuously revamped to keep up with growth expectations. The evolution of products and services now includes features to offer new services such as health care, fintech and connected home.
The table below presents our investments in the research and development, including investments in the updating and modernization of systems to support the launch of new products and services, for each of the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of reais)
Development and Innovation (business incubator and tests)	32.4	25.8	57.9

Patents and Licenses
Our principal intellectual property assets include:
•permission to use the trademark name “Telefônica” and all names derived from “Telefônica”;
•our commercial brands in Brazil, “Vivo”, and sub-brands such as “Vivo Fibra”, “Vivo Total”, “Vivo Pós”, “Vivo 5G“, “Vivo Controle”, “Vivo Pré”, “Vivo PlayTV”, “Vivo Easy Lite”, “Vivo Pay”, “Vivo Empresas”, “Vivo Agro”, “Vivo Ventures”, “Vivo Casa Inteligente” and “Velvet”;
•the figurative trademark “Vivinho”;
•the trademark “Aura”, which is Vivo’s Artificial Intelligence;
•permission to use the trademark “Terra”, which provides media and digital services;
•“Atma”, Vivo’s brand for a meditation app;
•“OVVI”, Vivo’s brand for accessories;
•“i2Go”, a brand of accessories of the recent acquired company Samauma Brands Comércio, Importação e Exportação de Eletro‑Eletrônicos Ltda.,
•“Vale Saúde Sempre”, Telefônica’s brand, which, through a monthly subscription, offers various health services to consumers in a cheap and accessible way;
•“VivaE”, a brand of the joint venture between Telefônica/Vivo and the Educational Group Ânima that offers professional courses; and
•“Gud Energia”, a brand of the joint venture between Telefônica/Vivo and Auren Energia for energy commercialization for the B2B market.
•“IPnet by Vivo”, Vivo’s brand specializing in digital transformation through cloud solutions and services.
In September 2016 and December 2024, the Brazilian Trademark Office recognized the “Vivo” trademark and the “Vivinho” figurative trademark, respectively, as “high reputation” trademarks and therefore protected in all branches of activities within Brazilian territory.
In 2025, Telefônica’s commercial brand, Vivo, ranked third among the most valuable brands in Brazil, according to the TM20 ranking in partnership with Infomoney, accumulating a brand value of R$50.1 billion.
D.Trend Information
Reliable and ever-expanding high-speed connectivity will continue to gain relevance as consumers’ digital habits evolve and organizations progress in their digitalization journeys. Beyond technical excellence, customer experience will remain a major differentiator, with increasing adoption of artificial intelligence across customer services and operational service and operational processes. We also expect consumers and enterprise customers to become more selective in their choices, increasing the importance of trust, digital security and ESG-conscious agendas.
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

Brazil’s main operators have launched 5G in more than 2,000 cities, with 5G coverage already reaching approximately two thirds of Brazil’s population. 5G adoption should continue to grow as device availability and affordability improve. 5G also marks the entry of new regional players into the mobile market in Brazil, which began launching their operations in early 2024. Vivo will continue expanding its 5G coverage, delivering the best speed and quality mix across the country. The company will also accelerate the rollout of its 5.5G network to more cities and regions, after being the first operator in Brazil to offer this technology to customers, reinforcing its leadership in next-generation connectivity. This will lay the groundwork for future legacy network switch-offs, always focusing on enhancing Vivo’s unmatched user experience.
As consumers become more sophisticated in their digital habits, services beyond connectivity will gain relevance. Companies will leverage digitalization to broaden their service portfolios and offer more solutions, focusing on strengthening customer relationships and ultimately increasing revenue per user. Vivo will continue investing in digital services and innovative value propositions as a growth strategy, developing its digital platforms in education, healthcare, financial services, consumer electronics, energy and smart homes. Additionally, Vivo will leverage new partnerships and open innovation initiatives through Wayra and Vivo Ventures, strengthening its path to creating the leading B2C digital ecosystem in Brazil.
In the B2B segment, digitization efforts will remain a top priority for CEOs, driving demand for better connectivity services and creating more opportunities for Professional & Managed Services in Cloud, Cybersecurity, IoT, Big Data and Messaging. Operators now have the technical capabilities to monetize their networks as open platforms. In line with this trend, Vivo has partnered with Brazilian operators to launch the Open Gateway initiative, transforming networks into developer-ready platforms, simplifying the development of cross-operator solutions, and supporting the rollout of a new generation of digital services.
Customer experience will continue to play a fundamental role in differentiating operators, with generative AI opening a new competitive dynamics. Vivo is committed to providing its customers with the best experiences in the market by leveraging the potential of generative AI to create more engaging and seamless experiences in the Vivo App, while also supporting both call center and in-store agents with AI-enabled tools.
On the ESG front, companies are expected to adopt more conscious agendas to foster trust among critical stakeholders, such as customers and investors. Vivo will remain positioned as an intersectoral reference in Brazil, operating in line with the United Nations’ Sustainable Development Goals and advancing towards becoming a Net Zero company by 2035, five years earlier than initially planned. To foster innovation and sustainable business growth, we will continue our journey of talent attraction and retention in an inclusive and diverse environment, always supported by a contemporary brand connected to key social themes.
In this context, we believe we are well positioned to strengthen our leadership. Our strategic pillars, guided by Telefonica Group’s key drivers—Deliver best-in-class customer experience, Expand B2C offering, Scale B2B, Evolve technological capabilities, Simplify Telefónica’s Operating Model and Develop Talent—will enable us to achieve our purpose of advancing digitalization to bring people together (“Digitalizar para Aproximar”).
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

The significant and relevant estimates and judgments applied by the Company in the preparation of the financial statements are presented in the following notes to our audited consolidated financial statements included elsewhere in this annual report: corporate events in 2025 (Business Combinations), trade accounts receivable; deferred income and social contribution taxes; property and equipment; intangible assets; impairment of non-financial assets; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and risk and capital management.
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
The following is a list of the current members of our Board of Directors, their respective positions and dates of their election. Their term will last until the annual shareholders’ meeting scheduled to take place in April 2028.
The following are the current members of the Board of Directors:

Name (*)	Position	Date of Appointment
Eduardo Navarro de Carvalho	Chairman	April 25, 2025
Andrea Capelo Pinheiro	Director	April 25, 2025
Cesar Mascaraque Alonso	Director	April 25, 2025
Christian Mauad Gebara	Director	April 25, 2025
Cristina Presz Palmaka de Luca	Director	April 25, 2025
Denise Soares dos Santos	Director	April 25, 2025
Gregorio Martínez Garrido	Director	April 25, 2025
Ignácio Moreno Martínez	Director	April 25, 2025
Jordi Gual Solé	Director	April 25, 2025
Marc Xirau Trias	Director	April 25, 2025
Solange Sobral Targa	Director	April 25, 2025

(*)    On February 12, 2026, Mr. Francisco Javier de Paz Mancho resigned from his positions as a member of the Company’s Board of Directors and as a member of the Nominations, Compensation and Corporate Governance Committee, effective as of February 13, 2026. The aforementioned seat at the Board of Directors will remain temporarily vacant until the appointment of a new member.
Below are brief biographies of our directors:
Eduardo Navarro de Carvalho is 63 years old and serves as Chairman of our Board of Directors and Chairman of our Nominations, Compensation and Corporate Governance Committee. He previously held the following positions: (i) Chief of Strategy and Corporate Affairs Officer of Telefónica S.A. (until September/2021); (ii) Chairman of our Quality and Sustainability Committee (until April/2024); (iii) member of our Quality and Sustainability Committee (until April/2025); (iv) Chief of Corporate Affairs and Sustainability Officer of Telefónica S.A. (until December/2025); (v) member of the Executive Committee of Telefónica S.A. (until December/2025); and (vi) Patrono Nato of Fundación Telefónica (until December/2025). He graduated in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Andrea Capelo Pinheiro is 59 years old and serves as a member of our Board of Directors and of our Control and Audit Committee. She is also an Officer of Fundação Bienal de São Paulo (since January/2019); an Ambassador of Endeavor (since September/2019); and a Founding Member of Fundo Dona de Mim (since September/2021). Mrs. Pinheiro previously held the following positions: (i) Advisor of Associação Brasileira de Bancos (ABBC) (until April/2021); (ii) Risk Director at BR Partners (until April/2021); and (iii) Founder and Chief Operating Officer of BR Partners (until April/2021). She holds a degree in Business Management from Fundação Armando Alvares Penteado (FAAP) and an MBA in Business Management, focusing on Finance, from Stern School of Business, University of New York (USA).
Cesar Mascaraque Alonso is 54 years old and serves as a member of our Board of Directors and of our Quality and Sustainability Committee. He is also Founder and Partner of BPM Marketing Ltd. (since January/2012); and a member of the Board of Directors at Telefónica S.A. (since October/2025). Mr. Alonso previously held the following positions: (i) Founder of Finexia Ltd. in the United Kingdom (until October/2003); (ii) Responsible Business Development – Southern Europe and Emerging Markets at Google Inc. (until January/2008); and (iii) General Manager of IAC Search & Media Ltd. in Europe (until August/2011). He holds a degree in Industrial Engineering from Escola Técnica Superior de Ingenieros Industriales de Barcelona and an MBA from Harvard Business School.
Christian Mauad Gebara is 53 years old and serves as our Chief Executive Officer and member of our Board of Directors. He is also Chief Executive Officer of POP Internet Ltda. (since January/2019); Terra Networks Brasil Ltda. (since January/2019); Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since January/2019); and Telefônica Infraestrutura e Segurança Ltda. (since September/2019); member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since July/2022); Chairman of the Curator Council of Fundação Telefônica (since November/2022) and Second Vice-President of the Statutory Board of Conexis Brasil Digital (since September/2025). Mr. Gebara previously held the following positions: (i) Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. (until September/2022); (ii) Chief Executive Officer of SP Telecomunicações Participações Ltda. (until October/2022); (iii) Chief Executive Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023); and (iv) President of the Statutory Board of Conexis Brasil Digital (until September/2025). He holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Stanford Graduate School of Business.
Cristina Presz Palmaka de Luca is 57 years old and serves as an independent member of our Board of Directors and of our Quality and Sustainability Committee. Cristina has also been designated by the Company’s Board of Directors as the specialist member in sustainability matters at Telefônica Brasil S.A. She is also a member of the Board of Directors of Arcos Dorados (since December/2019); member of the Board of Directors and Chairwoman of the People and ESG Committee at C&A (since November/2020); member of the Board of Directors of Eurofarma (since November/2021); Chairwoman of the People and ESG Committee at Eurofarma (since January/2023); and member of the Digital Transformation Committee at IBGC (since October/2024). Ms. Palmaka previously held the following positions: (i) Vice President – Personal System Group at Compaq/HP (until July/2009); (ii) Vice President of Consumer Channels Group at Microsoft (until September/2013); (iii) President of SAP Brazil (until June/2020); (iv) member of the Advisory Boards of MBC – Movimento Brasil Competitivo (until December/2020); (v) member of the Advisory Boards of Amcham Brasil (until December/2020); (vi) member of the Advisory Boards of Eurofarma (until November/2021); (vii) member of the CEO Legacy Program at Fundação Dom Cabral (until December/2021); (viii) member of the Advisory Boards of Amcham Latinoamérica (until December/2023); (ix) President of SAP Latin America (until March/2025); and (x) member of the Advisory Boards of Junior Achievement Americas (until September/2025). Ms. Palmaka holds a degree in Accounting from Fundação Armando Álvares Penteado, a degree in Finance and Marketing from Fundação Getúlio Vargas, and MBAs from Fundação Getúlio Vargas and The University of Texas at Austin. She also completed executive programs in Corporate Governance at IBGC, The Leadership Consortium at Harvard Business School, and Leading the Company to the Future at IMD Business School.

Denise Santos is 57 years old and serves as a member of our Board of Directors and as Chairwoman of our Quality and Sustainability Committee. She is also CEO of Hospital Beneficência Portuguesa de São Paulo (since April/2013); member of the Board of Directors of Croma Oncologia (since January/2023); and member of the Statutory Board Thematic Committee of the Brazilian Institute of Corporate Governance IBGC (since February/2025). Ms. Santos previously held the following positions: (i) General Manager of the Transmission Networks Division at Siemens (until October/2002); (ii) General Manager of Operations for Mobile Networks at Siemens (until October/2004); (iii) General Director of the Mobile Telephony Division at Siemens (until December/2005); (iv) CEO of BenQ (formerly Siemens Mobile) (until January/2008); and (v) member of the pro bono Advisory Board of GK Ventures (until September/2025). Mrs. Santos holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial de São Paulo – FEI, a degree in Business Administration from Fundação Getúlio Vargas – FGV, an MBA from São Paulo Business School / University of Toronto and an Executive Learning Program from Babson University, in addition to recent training in governance, leadership and strategy from Columbia, Harvard, Stanford and SingularityU.
Gregorio Martínez Garrido is 63 years old and serves as a member of our Board of Directors and of our Quality and Sustainability Committee. He is also a member of the Board of Trustees of Fundación Consejo España–Estados Unidos (since April/2024); member of the Governing Board of Nebrija University (since January/2026); and General Director at Estrategos Consulting (since January/2026). Mr. Garrido previously held the following positions: (i) Manager at Cap Gemini / Ernst & Young (until August/2004); (ii) Chief of Staff to the Vice President of the Government and Minister of the Interior (until July/2011); (iii) Operations Security Manager at ACCIONA (until January/2021); (iv) member of the Board of Directors of The Next Pangea (until January/2022); (v) member of the Finance Commission of Cruz Roja Española in the Community of Madrid (until May/2025); (vi) Director of Fundación Antonio de Nebrija (until September/2025); and (vii) Director of Institutional Relations at Nebrija University (until December/2025). He holds a Law degree from Universidad Autónoma de Madrid.
Ignácio Moreno Martínez is 68 years old and serves as a member of our Board of Directors and Chairman of our Control and Audit Committee. He is also Chairman of the Board of Directors of Metrovacesa S.A. (since October/2012); a member of the Compensation, Nominations and Sustainability Committee of Metrovacesa S.A. (since January/2018); a member of the Board of Directors of Alquiler de Maquinaria S.A. (since September/2019); member of “Consejo Asesor” of Telefónica de España (since January/2022); and Senior Consultant of Andera Partners for Spain (Private Equity) (since June/2025). Mr. Martínez previously held the following positions: (i) member of the Board of Directors of Telefónica S.A. (until December/2021); (ii) Senior Consultant at Apollo Investment Consulting Europe Ltd. for Spain (until March/2022); (iii) Senior Consultant at PJT Partners (until December/2024); and (iv) member of the Board of Directors of Road is Transportation Holdings SLU (until April/2025). Mr. Martínez holds a degree in Economics and Business Studies from University of Bilbao and an MBA from INSEAD.
Jordi Gual Solé is 68 years old and serves as a member of our Board of Directors and of our Control and Audit Committee. He is also Professor of Economics at IESE Business School, acting as a consultant and researcher in telecommunications and information technology (since April/1987); Research Fellow at the Centre for Economic Policy Research (CEPR), London (since March/1989); member of the Patronage of Institución Cultural del CIC (since 2014); member of the Patronage of the CEDE Foundation (since September/2016); “SUERF Fellow” of The European Money and Finance Forum (since September/2021); member of the Advisory Board of Instituto Español de Analistas Financieros (since January/2022); member of the “Consejo Asesor” of Telefónica de España (since March/2022); and adviser and member of the Board of OXERA Consulting LLP, London (since March/2022). Mr. Solé previously held the following positions: (i) member of the Executive Committee of the Centre for Economic Policy Research (CEPR), London (until June/2016); (ii) Chairman of the Board of Directors of CaixaBank (until March/2021); (iii) Chairman of the Patronage of FEDEA (until June/2021); (iv) member of the Board of Directors of Telefónica S.A. (until December/2021); (v) member of the Board of Directors of Erste Group Bank (until December/2021); (vi) Vice‑President of Círculo de Economía (until July/2022); and (vii) Chairman of the Board of Directors of VidaCaixa (until April/2025). He holds a degree in Economics and Business Sciences from Universidad de Barcelona (1979) and a PhD in Economics from University of California at Berkeley (1987).

Marc Xirau Trias is 56 years old and serves as a member of our Board of Directors and of our Nominations, Compensation and Corporate Governance Committee. He is also Managing Partner at Leymar Abogados (since July/2002); Managing Partner at Crea Inversión (since July/2016); and Administrator of the following companies: Buntal Business SL (since December/2020); La Pomada SL (since June/2021); Padobo SL (since July/2021); Prisma Corporate (since December/2022); Collserola Asset Management 5 SL (since January/2023); Laietana Asset Management SL (since December/2023); and Maxi Management Corporate SL (since December/2023). Mr. Xirau holds degrees in Law from Universidad de Barcelona, in Information Sciences and Political Sciences from Universidad Autónoma de Barcelona, and a postgraduate degree in Finance from Universidad Pompeu Fabra.
Solange Sobral Targa is 53 years old and serves as a member of our Board of Directors and a member of our Quality and Sustainability Committee. Solange has also been designated by the Company’s Board of Directors as the member responsible for reviewing Telefônica Brasil S.A.’s Digital Security strategy. Mrs. Targa is also a member of the Board of Directors and a member of the Sustainability and Regulation Committee of Telefónica S.A. (since December/2023); Executive Vice President Partner at CI&T (since June/2018); co-leader of CI&T’s ESG Committee (since December/2020); member of the Advisory Board of WCD Brasil – Women Corporate Directors (since March/2022); columnist for Meio&Mensagem (since September/2020); member of the Advisory Board of Brazilian Chambers in the UK (since September/2023) and member of the Board of Directors of Bienal de São Paulo (since December/2023). Mrs. Targa previously held the following positions: (i) independent member of the Board of Directors of Unidas (until June 2022); (ii) member of Itaú’s Diversity Advisory Committee (until November/2023); and (iii) member of the Advisory Board of the Regional Chapter (Campinas) of Conscious Capitalism Brazil (until December/2023). Mrs. Targa holds a degree in Computer Science from UFSCAR – Universidade Federal de São Carlos and has a Master’s in Computer Science from UNICAMP – Universidade de Campinas.
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
The following are the current members of the Board of Executive Officers, their respective positions, and the date of their appointment.

Name	Position	Date of Appointment
Christian Mauad Gebara	Chief Executive Officer	April 28, 2025
Breno Rodrigo Pacheco de Oliveira	General Secretary and Legal Officer	April 28, 2025
David Melcon Sanchez-Friera	Chief Financial and Investor Relations Officer	April 28, 2025
Alex Martins Salgado	Chief Operating Officer	April 28, 2025
Ricardo Guillermo Hobbs	Chief Strategy and Regulatory Officer	April 25, 2025

Below are brief biographies of our executive officers:
For the biography of Mr. Christian Mauad Gebara, see “—Board of Directors” above.
Breno Rodrigo Pacheco de Oliveira is 50 years old and serves as General Secretary and Chief Legal Officer of Telefônica Brasil S.A., as well as General Secretary of our Board of Directors. He is also Chief Compliance Officer (since November/2023), Vice President of Institutional Affairs (since May/2025) of Telefônica Brasil S.A; General Secretary and Chief Legal Officer of POP Internet Ltda. (since June/2015); General Secretary and Chief Legal Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since June/2015); General Secretary and Chief Legal Officer of Terra Networks Brasil Ltda. (since April/2018); General Secretary and Chief Legal Officer of Telefônica Infraestrutura e Segurança Ltda. (since September/2019); Officer of TLF 01 Empreendimentos e Participações Ltda. (since May/2020); Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. (since February/2023); Officer of Vale Saúde Administradora de Cartões Ltda. (since March/2023); Chairman of the Deliberative Council of Visão Prev Sociedade de Previdência Complementar (since March/2023); Officer of Vivo Pay Holding Financeira Ltda. (since February/2024); Vice‑Chairman of the Deliberative Council of Fundação Sistel (since April/2024); Chief Legal Officer of Vivo Pay Sociedade de Crédito Direto S.A. (since March/2024); Chief Legal Officer of Telefônica Cloud e Tecnologia do Brasil S.A. (since May/2024); Chairman of the Board of Directors of Companhia ACT de Participações (since June/2024); Chairman of the Board of Directors of Companhia AIX de Participações (since June/2024); member of the Board of Directors and General Secretary of Telefônica Corretora de Seguros Ltda. (since August/2024); and Chief Legal Officer of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (since December/2025). Mr. Oliveira previously held the following positions: (i) Officer of FiBrasil Infraestrutura e Fibra Ótica S.A. (until July/2021); (ii) Member of the Curator Council of Fundação Telefônica (until July/2022); (iii) Officer of SP Telecomunicações Participações Ltda. (until October/2022); (iv) General Secretary and Chief Legal Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023); (v) Officer of Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023); and (vi) Chief Legal Officer of Telefônica IoT Big Data e Tecnologia do Brasil S.A. (until July/2025). He holds a Law degree from Universidade do Vale do Rio dos Sinos – UNISINOS, Brazil.
David Melcon Sanchez-Friera is 55 years old and serves as Chief Financial Officer and Investor Relations Officer of Telefônica Brasil S.A. He is also Chief Financial Officer of POP Internet Ltda. (since October/2016); Chief Financial Officer of Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda. (since October/2016); Chief Financial Officer of Terra Networks Brasil Ltda. (since April/2018); Chief Financial Officer of Telefônica Infraestrutura e Segurança Ltda. (since December/2019); Vice‑Chairman of the Board of Directors of Telefônica Factoring do Brasil Ltda. (since February/2023); member of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (since April/2023); member of the Board of Directors of Telefônica Cloud e Tecnologia do Brasil S.A. (since April/2024); and Vice‑Chairman of the Board of Directors of Telefônica Corretora de Seguros Ltda. (since August/2024). Mr. Sanchez-Friera previously held the following positions: member of the Curator Council of Fundação Telefônica (until July/2022); Director of SP Telecomunicações Participações Ltda. (until October/2022); and Chief Financial Officer of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until February/2023). He holds a degree in Economics and Business Administration from Universidad de Zaragoza (Spain) and a Master’s degree in Auditing and Business Analysis from Universidad Complutense de Madrid (Spain).

Alex Martins Salgado is 47 years old and serves as Chief Operating Officer of Telefônica Brasil S.A. He is also Chairman of the Board of Directors of Telefônica Cloud e Tecnologia do Brasil S.A. (since April/2024); Chief Executive Officer of Telefônica Cloud e Tecnologia do Brasil S.A. (since May/2024); Officer of IPNet USA, LLC (since October/2024); Chief Executive Officer of Samauma Brands Comércio, Importação e Exportação de Eletro-Eletroeletrônicos Ltda. (since May/2025); Chairman of the Board of Directors of Gud Comercializadora de Energia S.A. (since June/2025); member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (since July/2025); and Chief Executive Officer of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (since December/2025). Mr. Salgado previously held the following positions: (i) Vice President B2B & Wholesale of Telefônica Brasil S.A. (until February/2023); (ii) Officer at Vita IT Comércio e Serviços de Soluções em TI Ltda. (until November/2023); (iii) member of the Board of Directors of Gud Comercializadora de Energia S.A. (until June/2025); (iv) Chairman of the Board of Directors and Chief Executive Officer of Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (until July/2025); and (v) Chief Executive Officer of IPNet Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (until November/2025). He holds a degree in Electrical Engineering from Instituto Mauá de Tecnologia and a degree in Business Administration from IBMEC.
Ricardo Guillermo Hobbs is 49 years old and serves as Chief Strategy and Regulatory Officer of Telefônica Brasil S.A. He is also Chairman of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (since April/2025). Mr. Hobbs previously held the following positions: (i) Officer at VivaE Educação Digital S.A. (until April/2022); (ii) Director of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (until July/2022); (iii) Marketing and General Officer at VivaE Educação Digital S.A. (until August/2022); (iv) Vice President of Strategy, New Businesses and Artificial Intelligence of Telefônica Brasil S.A. (until March/2023); (v) Officer of Vivo Pay Holding Financeira Ltda. (until May/2025); (vi) Chairman of the Board of Directors of Gud Comercializadora de Energia S.A. (until May/2025); (vii) Officer of Vale Saúde Administradora de Cartões Ltda. (until May/2025); (viii) Chief Executive Officer of Samauma Brands Comércio, Importação e Exportação de Eletro-Eletroeletrônicos Ltda. (until May/2025); (ix) Executive Officer of Vivo Pay Sociedade de Crédito S.A. (until June/2025); (x) member of the Investment Committee of Vivo Ventures Fundo de Investimento em Participações Multiestratégia (until July/2025); (xi) Vice‑Chairman of the Board of Directors of FiBrasil Infraestrutura e Fibra Ótica S.A. (until November/2025); and (xii) member of the Board of Directors of VivaE Educação Digital S.A. (until November/2025). He holds a degree in Business Administration from Fundação Getúlio Vargas (FGV) and an MBA from London Business School.
There is no family relationship between any of the executive officers named above. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any executive officer referred to above was selected as such.
B.Compensation
For the year ended on December 31, 2025, the aggregate amount of compensation paid to all our directors and executive officers was approximately R$79.3 million, of which R$40.6 million corresponded to salaries and R$38.7 million corresponded to bonuses.
For the year ended on December 31, 2025, our directors and officers did not receive any pension, retirement or similar benefits. For a description of our pension plan, see “—D. Employees—Pension Plans.”
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

•establishing, as an internal regulation, the limits for the Board of Executive Officers to authorize the sale or encumbrance of permanent assets, including those related to public telecommunications services which are disabled or unserviceable;
•approving the Company’s participation in consortia in general, and the terms of such participation; delegating such powers to the Board of Executive Officers and establishing limits, as it seeks to develop activities in line with the Company’s purpose;
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
The following are the current members of the Fiscal Board:

Members	Alternates	Date Appointed
Gabriela Soares Pedercini(1)	Alexandre Pedercini Issa(1)	April 25, 2025
Stael Prata Silva Filho	Cremênio Medola Netto	April 25, 2025
Luciana Doria Wilson	Charles Edwards Allen	April 25, 2025

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
The following are the current members of the Control and Audit Committee:

Members	Date Appointed
Ignácio Maria Moreno Martínez (Chairman)	April 28, 2025
Andrea Capelo Pinheiro	April 28, 2025
Jordi Gual Solé	April 28, 2025
Nominations, Compensation and Corporate Governance Committee
Our Nominations, Compensation and Corporate Governance Committee was established in November 1998, being restructured in October 2004. According to our Internal Regulations of the Board of Directors and its Technical and Consulting Committees, such Committee consists of three to five members appointed by the Board of Directors to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever extraordinarily called by its chairperson. The Nominations, Compensation and Corporate Governance Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
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

The following individuals are the current members of the Nominations, Compensation and Corporate Governance Committee:

Members (*)	Date Appointed
Eduardo Navarro de Carvalho (Chairman)	April 28, 2025
Marc Xirau Trias	April 28, 2025
(*) On February 12, 2026, Mr. Francisco Javier de Paz Mancho resigned from his positions as a member of the Company’s Board of Directors and as a member of the Nominations, Compensation and Corporate Governance Committee, effective as of February 13, 2026. The aforementioned Committee position will remain temporarily vacant until the appointment of a new member.
Quality and Sustainability Committee
The Quality and Sustainability Committee, formerly known as Service Quality and Marketing Committee, until April 15, 2020, was created on December 16, 2004 and provides assistance to our Board of Directors. The Committee consists of at least three and at most five members of our Board of Directors selected periodically to serve for the duration of their respective terms as members of the Board of Directors. The Committee shall meet two times per year and whenever extraordinarily called by its chairperson. The Committee is responsible for the review and analysis of quality indices measuring our principal services and to ensure that the requisite degree of commercial assistance is furnished to our clients as well as to monitor the Company’s performance in matters related to the sustainability of our business. The Quality and Sustainability Committee, among other responsibilities that may be assigned by the Board of Directors, is charged with:
•Assessing and monitoring the adequacy of the Company’s quality and sustainability strategies as well as suggesting improvements whenever any opportunity appears;
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
•Examining, analyzing and following-up periodically on the Company’s quality and sustainability plans and actions.
The following individuals are the current members of the Quality and Sustainability Committee:

Members	Date Appointed
Denise Soares dos Santos (Chairman)	April 28, 2025
Cesar Mascaraque Alonso	April 28, 2025
Cristina Presz Palmaka de Luca	April 28, 2025
Solange Sobral Targa	April 28, 2025
Gregorio Martinez Garrido	November 14, 2025
D.Employees
As of December 31, 2025, we had 35,010 employees (34,986 employees as of December 31, 2024), distributed between full-time and part-time employees. Our part-time employees work primarily at our stores and call centers. Our employees are divided into the following categories: 38.8% in production and operations; 38.0% in sales; 15.4% in customer care; and 7.9% in support.

Approximately 15% of our employees are union members, represented by three Federations and 27 unions, of which 16 are associated with the National Federation of Telecommunications Workers – FENATTEL, five are associated with the Interstate Federation of Workers and Researchers in Telecommunications – FITRATELP and six are associated with the Federation of Telecom Workers – LIVRE.
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
On September 2013, we began offering the Visão Multi defined contribution plan to our employees. This plan was launched in order to standardize the benefit following the corporate restructuring process of the subsidiaries in Brazil. This is the plan available for new enrollments. In this plan, participants can make basic contributions of 1-2% on their participating salary and an additional 0–5% on the installment of the participating salary that exceeds the maximum (which, as of December 31, 2025, was R$5,017.14) and we contribute a percentage between 50% to 125%, depending on the employees’ length of service.
Considering our total workforce, 34.84% of our employees were participants in our private pension plans as of December 31, 2025.
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
The plans in effect as of December 31, 2025 were:
•Performance Share Plan (“PSP”), for its Vice Presidents and Directors at the global level—Cycle 2024-2026: with 107 active executives (including five executives appointed under the Telefônica Brasil bylaws) having the potential right to receive 980,665 shares of Telefónica S.A.;
•Performance Share Plan (“PSP”), for its Vice Presidents and Directors at the global level—Cycle 2025-2027: with 119 active executives (including five executives appointed under the Telefônica Brasil bylaws) having the potential right to receive 1,007,632 shares of Telefónica S.A.;

•Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Specialists at the global level—Cycle 2024-2026: with 139 active executives having the potential right to receive 256,000 shares of Telefónica S.A.
•Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Specialists at the global level—Cycle 2025-2027: with 132 active executives having the potential right to receive 236,500 shares of Telefónica S.A.
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
As of December 31, 2025, Telefónica owned 39.32% of our common shares, Telefónica LATAM owned 37.74% of our common shares and Telefónica Chile owned 0.06% of our common shares. Thus, Telefónica has effective control over 77.13% of our outstanding common shares. Accordingly, Telefónica can control the election of our board of directors and determine the direction of our strategic and corporate policies. None of Telefónica or Telefónica LATAM has any special voting rights beyond those ordinarily accompanying the ownership of our common shares.
SP Telecom, a former controlling shareholder of ours, was liquidated and extinguished on October 31, 2022. The shares issued by the Company and held by SP Telecom were delivered to its partners Telefónica and Telefónica LATAM, in the proportion of their respective participation in the social capital of the Society, within the scope of the sharing of shareholders’ equity. Therefore, at that time, Telefónica received 131,069,752 shares, and Telefónica LATAM received 201,625,838 shares, in each case issued by Telefônica Brasil. After the reverse stock split and stock split held on April 15, 2025, Telefónica has 1,268,797,680 shares, Telefónica LATAM has 1,217,810,000 shares and T.Chile has 1,872,960 shares issued by Telefônica Brasil.
Telefónica’s shares are traded on the stock exchanges in Madrid, New York and Lima. On December 17, 2025, Telefónica announced that it intends to voluntarily delist its ADSs (and certain NYSE-listed debt securities issued by Telefónica Emisiones and guaranteed by Telefónica) from the NYSE, and filed a Form 25 with the SEC to that effect on January 8, 2026. Following effectiveness of Form 25, Telefónica filed a Form 15F with the SEC on January 20, 2026 to deregister the relevant classes of U.S.-registered securities and terminate its Exchange Act reporting obligations. Telefónica stated that ADS holders will be able to exchange ADSs for ordinary shares listed in Spain or continue to hold ADSs under a Level 1 ADR program trading over-the-counter, and that the decision was driven by the administrative burden and costs of the NYSE listing and aligns with its November 2025 strategic plan.

Telefónica is one of the largest telecommunications companies in the world in terms of number of customers. With its strong mobile, fixed and broadband networks and its innovative portfolio of digital solutions, Telefónica is a company that will be even better placed to meet the needs of its customers and capture new revenue growth.
The following tables set forth information relating to the ownership of common shares by Telefónica, Telefónica LATAM, any other shareholders known to us to beneficially own more than 5% of our common shares and our officers and directors, based on 3,195,606,352 common shares outstanding as of December 31, 2025 (excluding treasury shares). We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Shareholder’s Name	Number of common shares owned	Percentage of outstanding common shares
Telefónica S.A.	1,268,797,680	39.3%
Telefónica LATAM	1,217,810,000	39.3%
Telefonica Chile S/A	1,872,960	0.1%
All directors and executive officers as a group	46,720	—
As of December 31, 2025, there were a total of 124 ADR holders of record and 65,164,479 ADSs outstanding, representing 130,328,958 common shares or 4.1% of outstanding common shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.
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
Telefónica S.A.
In 2025, there were transactions between companies with expenses that totaled R$546.8 million, mainly related to the Brand Fee agreement, for the assignment of use of brand rights.
Telxius Cable Brasil Ltda
In 2025, there were transactions between companies with expenses that totaled R$234.8 million, mainly related to IP transit services and international transmission infrastructure for various data circuits and connection services contracted.
Telefónica Global Solutions S.L.
In 2025, there were transactions between companies with expenses that totaled R$99.3 million, mainly related to Infrastructure services for international transmission for various data circuits, connection services contracted, services that deal with the right to use certain software licenses and contracted maintenance and support services.

Telefonica Global Solutions Participações Ltda
In 2025, there were transactions between companies with expenses that totaled R$76.3 million, mainly related to international transmission infrastructure to various data circuits and connection services and services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Global Technology S.A.
In 2025, there were transactions between companies with expenses that totaled R$72.9 million, mainly related to services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica Innovación Digital, S.L.
In 2025, there were transactions between companies with expenses that totaled R$235.4 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Telefônica Cibersegurança e Tecnologia do Brasil Ltda.
In 2025, there were transactions between companies with expenses that totaled R$244.9 million, mainly related to services that deal with the right to use certain software licenses and contracted maintenance and support services.
Telefónica IOT & Big Data Tech, S.L.
In 2025, there were transactions between companies with expenses that totaled R$132.3 million, mainly related to Cost Sharing Agreement services, expenses refund related to digital products developed by a global platform.
Fibrasil Infraestrutura E Fibra Ótica S.A.
In 2025, there were transactions between companies with expenses that totaled R$285.4 million, mainly related to network infrastructure services.
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
Tax Matters — Probable Loss
The following tax proceedings were pending as of December 31, 2025, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is probable.
Federal Taxes
On December 31, 2025, we were a party to federal administrative and judicial proceedings relating to: (i) claims resulting from the denial of our tax offset and refund claims; (ii) economic domains contributions (Contribuição para a Intervenção no domínio econômico), or CIDE, levied on the remittance of funds abroad relating to technical services, administrative assistance, similar services, and royalties; (iii) social investment fund contribution (Finsocial) offset amounts; (iv) the removal of certain benefits under CAMEX Resolution No. 6, which increased import tariffs from 4% to 28%; and (v) INSS on constitutional right to a third-salary payment vacation.
In the opinion of our management, our chance of loss in the foregoing federal administrative and judicial proceedings is probable. As of December 31, 2025, total provisions for these state-level administrative and judicial proceedings amounted to R$835.2 million.
State Taxes
In December 2024, we were a party to administrative and judicial proceedings referring to: (i) ICMS credits that were not granted; (ii) ICMS on telecommunication services; (iii) rejection of ICMS credits referring to a certain tax covenant; (iv) ICMS tax rates; (v) ICMS tax on internet (data) infrastructure lease payments; (vi) taxation of amounts granted to clients as discounts; (vii) CIAP credit; (viii) tax substitution; (ix) monthly subscription, not covered by the modulation of the effects resulting from the judgment by the STF; and (x) fines for noncompliance with accessory obligations.
As of December 31, 2025, total provisions for these state-level administrative and judicial proceedings amounted to R$496.6 million.
Municipal Taxes
On December 31, 2025, we were a party to tax claims at the municipal level, both in the administrative and judicial sphere, which, based on the opinion of our legal advisors, are classified as having a probable risk of loss. These claims related to: (i) municipal services tax (Imposto Sobre Serviços), or ISS, on the lease of movable assets for supplementary or intermediary activities; and (ii) ISS withholding on fixed-duration service contracts. As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$132.9 million.

FUST
On December 31, 2025, we were a party to federal judicial proceedings relating to the non-inclusion of interconnection and EILD expenses in the FUST. As of December 31, 2024, total provisions for these state-level administrative and judicial proceedings amounted to R$640.4 million.
Tax Matters — Possible Loss
The following tax proceedings were pending as of December 31, 2024, and, in the opinion of our management and our legal advisors, the chance of loss in these cases is possible.
Federal Taxes
On December 31, 2025, we were a party to various federal administrative and judicial proceedings, which are waiting to be tried at various court levels. As of December 31, 2025, the total amount under discussion in these proceedings was R$5,803.3 million. Key proceedings refer to: (i) tax offset requests made by the Company; (ii) social security contribution, including: (a) INSS contributions, workplace accident insurance (SAT), and other contributions (e.g., INCRA and SEBRAE); (b) 11% withholding (labor assignment); (c) stock options, payment requirement for social security contributions on amounts paid by group companies to employees on behalf of the share purchasing plan; (iii) the deduction of COFINS from losses in swap transactions; (iv) PIS/COFINS on: (a) accrual basis versus cash basis; (b) value-added services; and (c) monthly flat fees (serviço de assinatura mensal); (v) industrialization tax (Imposto Sobre Produtos Industrializados) on the dispatch from Company premises of fixed-line access unit equipment to clients on a lending agreement; (vi) financial operations tax (Imposto sobre Operações Financeiras), payment requirements for intercompany and credit operations; (vii) capital gains tax from the purchase of GVT; and (viii) exclusion of ICMS from the Calculation Basis of PIS and COFINS. In the opinion of our management, our chance of loss in these proceedings is possible. As a result, we have not made any provisions in connection with these proceedings.
State Taxes
On December 31, 2025, we were a party to various state administrative and judicial proceedings, which are ongoing at various court levels. As of December 31, 2025 the total amount under discussion in these proceedings was R$33,477.4 million. Key proceedings refer to: (i) equipment rentals; (ii) reversal of extemporaneous credits; (iii) ICMS taxation of services rendered outside the state of São Paulo; (iv) co-billing, (v) tax substitution with a fictitious tax base (tax guidelines); (vi) use of credits related to the acquisition of electric power; (vii) secondary activities, value-added and supplementary services; (viii) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged; (ix) deferred ICMS charges; (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credits from returns and free leases in connection with the assignment of networks (used by the Company itself and exemptions from governmental bodies); (xvi) ICMS on amounts received under agreements with other service providers for the shared use of their networks; (xvii) ICMS on our own consumption; (xviii) ICMS on exemptions of governmental bodies; (xix) unconditional discounts excluded from the ICMS tax basis; (xx) monthly fee and the minutes included in the franchise; and (xxi) fines for noncompliance with accessory obligations. The risk of loss in the foregoing state administrative and judicial proceedings is deemed possible, and, consequently, we have not made any provisions in connection with these proceedings.

Municipal Taxes
On December 31, 2025, we were a party to various administrative and judicial proceedings at the municipal level, which are ongoing at various court levels. As of December 31, 2025, the total amount under discussion in these proceedings was R$808.8 million. Key proceedings refer to: (i) ISS on secondary activities and value-added and supplementary services, ISS withholding, ISS on caller ID services and on cell phone activation, ISS on continuous services contracts, provisions, reversals and canceled invoices, ISS on data processing and antivirus programs, ISS on fees for the use of our mobile network (tarifa de uso da rede móvel) and infrastructure leases, ISS on advertising services, and ISS on third-party services; (ii) IPTU rules; (iii) land use fees; and (iv) other municipal fees; In the opinion of our management, the chance of loss in the foregoing state administrative and judicial proceedings is possible and, consequently, we have not made any provisions in connection with these proceedings.
FUST, FUNTTEL and FISTEL Litigation
FUST Litigation
Fixed-line and mobile operators filed suit seeking a writ of mandamus to recognize their right to include interconnection revenue in the FUST base for mobile services. We have challenged such charges and the proceedings are waiting to be tried in the court of appeals. As a result, ANATEL charges us with various infractions to collect tax credits and other revenues that were not obtained from the provision of telecommunication services, on which ANATEL believes FUST is due. As of December 31, 2025, the total amount under discussion in these proceedings was R$6,166.0 million. In the opinion of our management and our legal advisors, our chance of loss in the foregoing proceedings is possible, and, consequently, we have not made any provisions in connection with these proceedings.
FUNTTEL Litigation
On December 31, 2025, we were a party to administrative and judicial proceedings, which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection). As of December 31, 2024 the total amount under discussion in these proceedings was R$2,344.9 million. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible, but not probable and, consequently, we have not made any provisions in connection with this proceeding.
FISTEL Litigation
Due to the extension of the effective license period to use telephone switches in connection with the use of landline phone carriers, and the extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges us with an installation inspection fee (taxa de fiscalização e inspeção), or the TFI. This collection is based on ANATEL’s understanding that such extension would represent a taxable event for the TFI. We understand that such collection is inappropriate, and challenged this fee in court. As of December 31, 2025, the total amount under discussion in these proceedings was R$2,485.6 million, without the respective deposit in full. In the opinion of our management and our legal advisors, the chance of loss in the foregoing proceeding is possible and, consequently, we have not made any provisions in connection with this proceeding.

Labor Litigation
We are a defendant in several lawsuits filed by former employees and outsourced employees (subsidiary or solidary responsibility), which claim, among others: overtime payments, variable compensation, salary parity, and unhealthy or risk work premiums. As of December 31, 2025, we had recorded R$978.6 million in provisions for these proceedings where the risk of loss is deemed probable. We were also defendants in certain other labor claims for which the chance of loss is deemed possible, which totaled an aggregate amount of approximately R$1,151.8 million as of December 31, 2025, and for which we have not recorded provisions.
Civil Claims
We are the defendants in multiple civil claims. We had recorded R$1,434.7 million in provisions in connection with these proceedings as of December 31, 2025 where the risk of loss was deemed probable, including the civil proceedings described below:
•We are defendants in proceedings related to the possible right of individuals who purchased our shares in connection with our network expansion plan after 1996 to receive additional shares from us. These claims are in course through the various levels of the court system and the success rate in each proceeding is classified on a case-by-case basis according to the facts presented in each proceeding. For proceedings in which our chance of loss has been estimated as probable, we recorded provisions in the amount of R$133.3 million as of December 31, 2025.
•We and/or our subsidiaries are defendants in various civil proceedings related to individual consumers’ claims in judicial courts, especially relating to our failure to perform our services. As of December 31, 2025, provisioned amounts in connection with these proceedings totaled R$250.0 million.
•We and/or our subsidiaries are parties to various civil, non-consumer and consumer proceedings in administrative and judicial courts arising out of the ordinary course of business. As of December 31, 2025, provisioned amounts in connection with these proceedings totaled R$1,051.3 million.
Other several civil claims against us for which the chance of loss is deemed possible totaled approximately R$1,815.8 million as of December 31, 2025 and for which we have not recorded provisions, including:
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
Expiration of Prepaid Plan Minutes
We, together with other Brazilian wireless telecommunications operators, are defendants in lawsuits brought by public prosecutor offices and consumer protection associations challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. There are still two lawsuits pending on this matter. Regarding the litigation that originally began in the State of Pará, the plaintiff agreed with our request for dismissal, which has already been recognized by the court, and we are awaiting final disposition. As for the lawsuit filed in the State of São Paulo, a judgment was also issued dismissing the case in favor of the operators but the plaintiff may still file an appeal.
Regulatory and Antitrust Litigation
We are involved in several regulatory and antitrust administrative and legal proceedings. As of December 31, 2025, proceedings with a possible risk of loss amounted to R$3.237,9 million.
Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed probable include the following:
The Company is a party to administrative proceedings instituted mainly by ANATEL, on the grounds of alleged non-compliance with obligations established in the sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL in the administrative sphere. The main topics of these proceedings are:
•Onerous fee: The obligation to pay the onerous fee for the renewal of radio frequencies (i.e., the payment, due every two years, relating to the right to use of radio frequencies). Specifically regarding the payment of charges applied to the SMP, there is a dispute discussing which revenues should be considered in the payment of amounts due for the renewal of radio frequencies. On this subject, the Company, together with its legal advisors, assesses that there is a probable loss in the SMP charge regarding data revenue, due to unfavorable decisions both at ANATEL in 2021 and in the first instance court. Although the Company managed to overturn one of the unfavorable rulings with the judgment of the Company’s Appeal in the second instance, this decision is not final, as ANATEL has already appealed. Furthermore, the Company decided to prospectively collect these amounts in favor of ANATEL, starting in 2022, which is why it is understood that, for now, this provision should be maintained.

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
•On October 1, 2024, the Company became aware of the establishment of a Monitoring and Control Procedure (“PAC”) for Reimbursement to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) that is in progress. As the original PADO has not yet had its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a decision order.
Our material regulatory and antitrust administrative and legal proceedings for which the chance of loss is deemed possible or remote include the following:
•Dispute regarding the revenues that should be included in the calculation of the fee due for the extension of radio frequencies associated with SMP. In ANATEL’s view, the fee calculation should consider the application of a 2% percentage on all economic benefit arising from the provision of the SMP service. In the Company’s view, however, revenues that are not part of the SMP service plans, such as interconnection, SVA, revenues earned in the 15th year of the license validity, and others, should not be considered in the fee calculation. As a result of this difference in understanding, the Company filed administrative claims and lawsuits to challenge ANATEL’s fee charges. In July 2024, the ANATEL Board of Directors judged the PAC (Administrative monitoring process) regarding the calculation of costs for the 2016 biennium, related to the extension of the radio frequency associated with the SMP (Mobile Personal Service), the result of which was partially favorable to the Company, insofar as it decided to include the terms of lesser scope in the calculation methodology, resulting in a reduction of values. In this regard, ANATEL has already recalculated the bienniums of 2017 and 2018 to reflect the effects of the decision, with the remaining periods pending recalculation by ANATEL.
•Legal dispute by the Company to annul the decision of CADE (Administrative Council for Economic Defense), which found that the operators (Claro, Oi Móvel and the Company) engaged in anti-competitive conduct by forming the Rede Correios Consortium to compete in electronic auction no. 144/2015, held by the Brazilian Post and Telegraph Company; as well as that there was alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine. This action aims to seek the annulment of said sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in a public bidding process; (ii) the absence of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the first instance awaiting judgment.

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
Currently, any payment of interest in respect to common shares to shareholders (including the holders of ADSs) is subject to Brazilian withholding tax at a rate of 17.5%, or 25% in the case of a shareholder domiciled in a tax haven, and these payments may be included, at their net value, as part of any mandatory dividend. If payment of interest on shareholders’ equity is made for a beneficiary located outside of Brazil, the IOF tax triggers at a rate of zero. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”
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

The following table sets forth the dividends or interest on shareholders’ equity paid to holders of our common and preferred shares in the three years ended December 31, 2025:

Year	Description (Dividends or Interest on Shareholders’ Equity)(1)	Common stock (per share/in R$)
2025	Div/Int	1.370092
2024	Div/Int	1.564441
2023	Div/Int	2.357910
2022	Div/Int	3.488877

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
Dividends and Interest on Shareholders’ Equity
Year ended December 31, 2025
On February 13, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$180 million. The record date for such distribution was February 24, 2025 and such amount was paid on December 2, 2025.
On March 13, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$200 million. The record date for such distribution was March 24, 2025 and such amount was paid on December 2, 2025.
On April 1, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$240 million. The record date for such distribution was March 11, 2025 and such amount will be paid on April 14, 2026.
On May 12, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$500 million. The record date for such distribution was May 12    , 2025 and such amount will be paid on April 14, 2026.
On June 12, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$200 million. The record date for such distribution was June 23, 2025 and such amount will be paid on April 14, 2026.
On July 14, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$330 million. The record date for such distribution was July 25, 2025 and such amount will be paid on April 14, 2026.
On August 14, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$250 million. The record date for such distribution was August 25, 2025 and such amount will be paid on April 14, 2026.
On September 11, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$400 million. The record date for such distribution was September 22, 2025 and such amount will be paid on April 14, 2026.

On October 14, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$380 million. The record date for such distribution was October 27, 2025 and such amount will be paid on April 14, 2026.
On November 13, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$340 million. The record date for such distribution was November 24, 2025 and such amount will be paid on April 14, 2026.
On December 16, 2025, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$350 million. The record date for such distribution was November 29, 2025 and such amount will be paid on April 14, 2026.
Year ended December 31, 2024
On March 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$300 million. The record date for such distribution was March 28, 2024 and such amount was paid on December 17, 2024.
On April 16, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$380 million. The record date for such distribution was March 31, 2024 and such amount was paid on December 17, 2024.
On June 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$175 million. The record date for such distribution was May 31, 2024 and such amount was paid on December 17, 2024.
On July 15, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$650 million. The record date for such distribution was June 30, 2024 and such amount was paid on April 8, 2025.
On August 14, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$400 million. The record date for such distribution was July 31, 2024 and such amount was paid on April 8, 2025.
On December 12, 2024, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$1,200 million. The record date for such distribution was November 29, 2024 and such amount was paid on April 8, 2025
Year ended December 31, 2023
On February 15, 2023, the board of directors approved, subject to shareholder approval, the payment of interest on equity for the common shares in the amount of R$106 million. The record date for such distribution was February 28, 2023 and such amount was paid on October 18, 2023.
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
B.Significant Changes
Not applicable.
Item 9. The Offer and Listing
A.Offer and Listing Details
The trading market for our common shares is the B3.
Our common shares began trading on the B3 on September 22, 1998 and are traded on the B3 under the symbol “VIVT3” (formerly TLPP3). As of December 31, 2025, we had 3,195,606,352 outstanding common shares held by 287 thousand shareholders.
In the United States, the common shares trade in the form of ADRs, each representing two of our common shares, issued by Citibank N.A., as depositary, pursuant to a deposit agreement, among us, the depositary and the registered holders and beneficial owners from time to time of ADRs.
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
We have implemented several measures designed to improve our corporate governance practices. We believe that these measures will benefit our current and future shareholders and investors, as well as the market in general. Among the measures we have implemented are:
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
As of December 31, 2025, we had an outstanding share capital of R$60,071.4 million, comprised of 3,226,546,622 common shares. All of our outstanding share capital is fully paid.
All of our shares are without par value. In addition, our board of directors is authorized to increase our share capital by up to 1,850,000,000 new common shares without amendment to our bylaws. Any increase of our share capital above that limit must be approved by a general extraordinary shareholders meeting.
As of December 31, 2025, 30,940,270 common shares were held by us (treasury shares) at a book value per share of R$21.51. As of the date of this annual report, there are no persons to whom any capital of the Company or any of our subsidiaries is under option or agreed conditionally or unconditionally to be put under option.
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

Public Offering for the Primary Distribution of Shares
At a meeting held on April 30, 2015, our board of directors approved a second capital increase in connection with the public offering for the primary distribution of shares, due to the exercise, by the Bank of America Merrill Lynch Banco Múltiplo S.A., of the option of over-allotment of shares that was granted by the Company, in accordance with article 24 of Instruction No. 400, to meet the excess demand verified during the Offering. The Company’s share capital was increased in the amount of R$295.3 million, through the issuance of 6,282,660 preferred shares at the issue price of R$47.00 per unit, increasing the share capital of the Company to R$53.9 billion, represented by 503,046,911 common shares and 985,019,821 preferred shares.
GVTPar Merger and Increase in the Company’s Share Capital
On May 28, 2015, our shareholders approved the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar in a wholly-owned subsidiary of the Company and the resulting increase in the Company’s capital in the amount of R$9.7 billion through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all without par value, increasing the share capital of the Company to R$63.6 billion.
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
Capital Reduction Events
On February 15, 2023, the Board of Directors approved the Company’s submission of a request to ANATEL to approve a potential capital reduction in one or more corporate events. The purpose of the request was to provide the Company with the flexibility to implement a reduction in its capital stock, with a maximum limit of R$5.0 billion. This decision was based on the Company’s financial assessment and the prevailing macroeconomic conditions. The operation was intended to enhance the Company’s capital structure, enabling greater flexibility in capital allocation and achieving a balance between resource needs and value creation for shareholders. In September 2023, ANATEL granted authorization for the Company to reduce its capital stock. The Board of Directors approved the proposal for the initial installment of the capital stock reduction, amounting to R$1.5 billion, on November 8, 2023.

On January 24, 2024, the Company’s capital reduction of R$1.5 billion was approved by our shareholders. This reduction does not involve the cancellation of shares, thereby maintaining the existing number of shares and the percentage of each shareholder's interest in the Company’s share capital. Consequently, the Company’s share capital was adjusted from R$63.6 billion to R$62.1 billion. The capital reduction was executed by reimbursing shareholders an amount of R$0.90766944153 per common share issued by the Company. This calculation considers the number of common shares issued by the Company in circulation on January 24, 2024, after factoring the cancellation of shares held in treasury on December 22, 2023. The record date for this reduction was April 10, 2024. Funds were disbursed in a single installment on July 10, 2024.
On November 5, 2024, the Board of Directors approved the proposal for the Company’s second capital reduction in the amount of R$2.0 billion followed by the approval of shareholders on December 18, 2024. This reduction did not involve the cancellation of shares while maintained the number of shares and the percentage of shareholders’ participation in the Company’s share capital was unchanged. Consequently, the Company’s share capital was reduced from R$62.1 billion to R$60.1 billion. The reduction proceeded with the restitution to shareholders, in local currency, of R$1.22651176012 per common share issued by the Company. This calculation was based on a total of 1,652,588,360 ordinary shares into which the share capital was divided, excluding 21,947,656 shares held in treasury as of October 31, 2024. The record date for this reduction was February 27, 2025. Funds were disbursed in a single installment on July 15, 2025.
Since the migration to the authorization regime, which occurred in April 2025, the Company is no longer required to obtain Anatel's approval for a reduction of its share capital.
On December 9, 2025, the Company’s Board of Directors approved (i) a proposal, to be discussed and deliberated by the shareholders at an extraordinary general meeting, for a Company capital reduction in the amount of R$4.0 billion, without the cancellation of shares and through the return of the funds to the shareholders, reducing the share capital from R$60.1 billion to R$56.1 billion, maintaining unchanged the shareholders’ equity interests in the Company’s capital stock; and (ii) the convening of an extraordinary general meeting to be held on March 12, 2026, to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company’s Bylaws, which the notice of convening and other relevant documents have already been published. In case of approval at the extraordinary general meeting, the reduction will be subject to a 60-day period, counted from the date of publication of the extraordinary general meeting minutes, as provided for in Article 174 of Law No. 6,404/1976. Following the capital reduction, the payment of the funds arisen from the reduction shall occur by July 14, 2026, in a single installment, on a date to be determined by the Company’s Board of Executive Officers, individually to each shareholder and in proportion to their respective interest in the Company’s capital stock.
Reverse Stock Split
On January 29, 2025, the Company’s Board of Directors approved the convening of an Extraordinary General Meeting (“AGE”) to deliberate on the proposal for a reverse stock split of all the Company’s outstanding common shares, in the ratio of 40 (forty) shares for 1 (one) share, and a subsequent stock split, whereas 1 (one) grouped stock would correspond to 80 (eighty) shares, without change in the value of the Company’s capital stock, but solely to the total number of outstanding shares, with the consequent amendment to the Company's Bylaws (“Transaction”).
The Transaction did not imply any change in the total number of the Company’s securities traded on the American market (American Depositary Receipts - “ADRs”). The purpose of the Transaction was to enhance the liquidity of the Company’s shares and, consequently, to improve the price formation process by increasing the volume of shares effectively traded in the market and adjusting their unit price. Furthermore, the Transaction aimed to: (a) reduce operational and administrative expenses resulting from the current structure of the Company’s shareholder base, (b) provide greater efficiency in the management of its shareholder base, (c) increase the efficiency of the book-entry share registration and custody systems, (d) improve the provision of information and communication, enhancing service to shareholders, and (e) provide greater efficiency in the distribution of dividends to the Company’s shareholders.

On March 13, 2025, (i) Telefônica Brasil’s Extraordinary General Meeting approved the Transaction, and (ii) subsequently, Telefônica Brasil’s Statutory Board approved to initiate the implementation procedures on the same date and established the period from March 14, 2025, to April 14, 2025 for shareholders of common shares to, if applicable and at their sole discretion, adjust their holdings into whole lots in multiples of forty (40) (“Free Position Adjustment Period”).
Following the Free Adjustment of Position Period, on April 15, 2025, the Transaction was finished on the B3, with shareholders having their shareholdings adjusted and the Company’s shares being traded ex-share consolidation and ex-share split conditions.
The auction for the sale of the remaining fractional shares resulting from the Transaction was held on the B3 on May 19, 2025, totaling R$949.3 million, net of costs and fees, equivalent to approximately R$ 26.64 per common share.
The net product obtained from the sale of these shares were allocated and distributed proportionally among all holders of fractional shares as follows: (i) for shareholders with complete registration data, the amounts were deposited into the current account indicated in the respective shareholder’s registration; (ii) for shareholders with shares deposited with the B3 Central Depository, the amounts were credited directly to the Central Depository, which was responsible for transferring them to the respective shareholder through its custodian agent; and (iii) for other shareholders who are not identified or whose registration data is incomplete: the amounts are available at the Company, for the legal period, for collection by the respective holder upon provision of complete registration data.
Cancellation of Treasury Shares
On December 20, 2024, the Board of Directors approved the proposal to cancel 21,944,664 common, book-entry shares with no par value issued by the Company held in treasury, without reducing their par value, which were acquired in the context of the Company's Share Buyback Program.
On March 13, 2025, the Company's shareholders approved the amendment to the Company's Bylaws to reflect the new number of shares into which the Company's capital stock is divided as a result of this cancellation of shares.
On July 24, 2025, the Board of Directors approved the proposal to cancel 34,740,770 common, book-entry shares with no par value issued by the Company held in treasury, equivalent to 1.07% of the capital stock, without reducing its value, which were acquired in the context of the Company’s Share Buyback Program.
On January 9, 2026, the Company’s shareholders approved the amendment to the Company’s Bylaws to reflect the new number of shares into which the Company’s capital stock is divided as a result of this cancellation of shares.
Corporate Purposes
Under article 2 of our bylaws, our corporate purposes are:
•the operation of communications and telecommunications services;
•the development any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure;
•the provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet-based applications in any medium, including advertising and promotional materials;

•the provision of integrated solutions, management, services, and consulting related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and related services; (iii) connectivity, internet of things, information technology, networks, systems analysis and development, programming, configuration, and related fields; (iv) information and communication security; (v) communication and telecommunications; (vi) electronic security systems related to theft, intrusion, fire, and others, surveillance, security, tracking, and remote or on-site monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);
•the development, licensing and sublicensing of software, IT systems, and intellectual property rights of any nature;
•retail and/or wholesale commercialization, leasing, or lending of goods, merchandise, equipment, and various materials, including but not limited to telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, spare parts, precision instruments, measuring devices, electronic and security sensors, food products (including coffee and similar specialties), books, newspapers, and magazines by any means;
•participation in the capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;
•import and export of goods and services;
•management, consulting, design, or implementation of projects and provision of installation, engineering, and civil construction services, including plumbing, gas, electrical installations, and other works;
•provision of business intermediation services in general;
•provision of consulting services related to the Company’s activities;
•purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous scrap;
•leasing, subleasing, load for use or assignment, under any title, of the right to use real estate owned by the Company or third parties, in whole or in part, for any purpose, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;
•provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and
•the performance of other related or similar activities, directly or indirectly, to those described in the preceding items.
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
In addition, our Fiscal Board may convene an ordinary shareholders’ meeting if our Board of Directors does not convene an annual shareholders’ meeting within 30 days or an extraordinary shareholders’ meeting at any other time to consider any urgent and serious matters, including any matters they deem necessary.

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
•changing a preference, privilege and condition of redemption or amortization of any class of the company’s preferred shares or creating a new class of shares that is more privileged;
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

Our Company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote or the power to control our Company, if these agreements are filed with our headquarters. Brazilian Corporate Law requires the president of any Shareholders’ or Board of Directors meeting to disregard any vote taken by any of the parties to said agreement that have been duly filed with our Company in violation of the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or Board of Directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement, provided that such agreement expressly includes this provision and has been duly filed at the Company’s headquarters in accordance with applicable law.
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
Mandatory Tender Offers
The Brazilian Corporate Law and CVM regulations require the launching of a tender offer for all outstanding shares at a purchase price equal to their fair value in order to cancel (or to convert) the registration of the Company as a publicly held company or in case purchases by our controlling shareholders reduce the free float of shares to less than 15%. If our controlling shareholders enter into a transaction which results in a change of control of the Company, the controlling shareholders must include in the documentation of the transaction an obligation of the acquirer to launch a tender offer for the purchase of all our common shares for, at least, 80% of the price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the definitive documents of sale of the shares.
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
Our controlling shareholders, shareholders that appoint members of our Board of Directors or Fiscal Board and members of our Board of Directors, members of our Board of Executive Officers and/or members of our Fiscal Board must file a statement reporting any change in their holdings of our shares, or of any family member or person included as dependent in their income tax return, or of our controlling shareholders (only if they are considered public companies), with the CVM and the Brazilian stock exchanges on which our securities are traded.
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

Distributions of interest on shareholders’ equity paid to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 17.5%, following an increase in 2025 in the WHT rate from the previous 15% rate as a result of the enactment of Supplementary Law No. 224/25. If the recipient of the payment is domiciled in a Tax Haven Jurisdiction, as defined by Brazilian law, the rate will be 25%.
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
C.Material Contracts
Authorizations Terms
On December 16, 2024, Telefônica Brasil, ANATEL, the TCU and the Brazilian Ministry of Communications signed the Self-Composition Agreement for the adaptation of our STFC concession contracts to an authorization instrument. The Self-Composition Agreement includes several key conditions that we are required to comply with: (i) Telefônica Brasil is required to make specific investments on terms established under the Self-Composition Agreement; (ii) Telefônica Brasil must maintain the provision of fixed-line telephone services in certain locations without adequate competition, within the concession area until December 31, 2028; (iii) all pending administrative and judicial proceedings related to our concession pending before ANATEL or any courts must be settled, and Telefônica Brasil must withdraw any cases filed against ANATEL; and (iv) Telefônica Brasil must commit to fulfilling public interest pledges for up to 10 years as part of the transition process. On April 11, 2025, Telefônica Brasil signed the unified authorization term with ANATEL that compiled all previous licenses into a single title, thereby finalizing the transaction to the authorization regime.
Therefore, currently, we offer telecommunications services throughout the national territory, including local, international, and long-distance STFC, personal mobile service (SMP), and multimedia broadband communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
We received authorization terms for the provision of SMP services with national coverage, in all three regions. Licenses for SMP services grant the right to provide mobile services for an unlimited term. However, the use of radio frequency spectrum is restricted in accordance with specific license conditions, as follows:
•Amazonas, Amapá, Maranhão, Pará, Roraima, Paraná and Santa Catarina (“B” band) until 2028 (renewed in 2013);
•Rio de Janeiro (“A” band) until 2028 (renewed in 2020);
•Distrito Federal (“A” band) until 2028 (renewed in 2021);
•Rio Grande do Sul, (excluding Sector 30) (“A” band) until 2028 (renewed in 2022);

•Bahia, São Paulo (excluding Sectors 32 and 33), Goiás (excluding Sector 25), Tocantins, Espírito Santo, Sergipe, Minas Gerais (excluding Sector 3) (“A” band) until 2028 (renewed in 2023);
•São Paulo (Sector 32), Rondônia, Acre, Mato Grosso do Sul (excluding Sector 22), Mato Grosso (“A band”) until 2028 (renewed in 2024); and
•Minas Gerais (Sector 3) (“E” band) until 2035 (renewed in 2020).
Currently, according to Decree No. 10,402/2020, which regulates the New General Telecommunications Law, it is possible to renew licenses for successive periods. In November 2020, ANATEL decided to renew our authorizations in the “A” band until November 29, 2028. However, the specific conditions for renewal, including those related to economic valuation criteria and related obligations, were challenged by the affected service providers, including us. After ANATEL rejected complaints presented by the providers, a final disposition over such specific conditions is still pending and will require a decision by the TCU.
In December 2007, ANATEL auctioned off nationally 15 blocks in the 1,900 MHz band (“L” band). We won 13 of them throughout Brazil, except in the northern region and Sector 20 in the state of Paraná. Nevertheless, the bidding terms set forth the possibility of realigning the “L” band with the “J” band, maintaining the same conditions (including costs and expiry date) of the “J” band. In 2012, Telefônica requested and on August 27, 2013, ANATEL granted the “L” band realignment for the following states:
•Rio Grande do Sul (excluding Sector 30);
•Rio de Janeiro;
•Espírito Santo;
•Bahia and Sergipe;
•São Paulo (excluding Sector 33);
•Paraná (excluding Sector 20) and Santa Catarina;
•Federal District;
•Minas Gerais;
•Acre, Rondônia, Mato Grosso and Mato Grosso do Sul, except Sector 22; and
•Tocantins and Goiás, excluding Sector 25.
The complete realignment (including the Sectors 22, 25, 30 and 33 and the States of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte) was signed on November 30, 2018.
In April 2008, ANATEL auctioned off 36 blocks for authorizations in the 2,100 MHz band (3G licenses) until 2023. We obtained nine in the “J” band throughout Brazil, enabling it to provide nationwide coverage in 3G. These spectrum licenses are valid until 2038 (renewed in 2023).

In 2023, our authorizations in “J” and “realigned L” bands were renewed by ANATEL for an additional period of 15 years. As these were first-extension requests provided for in the contract and bidding process that granted the original authorizations for the use of these radio frequencies, TCU’s technical department did not identify any evidence of irrational or inappropriate use of these bands by Telefônica Brasil that would justify rejecting the extension. However, they recognized the need to amend Article 31 of Resolution No. 757/2022 to align with the newly proposed maximum validity periods. On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved new Regulation for Radio Frequencies Conditions of Use. On February 5, 2025, TCU approved the renewal of 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 (“Acórdão nº 224/2025 – TCU – Plenário”).
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
In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz, and 2,500 MHz frequencies. We secured one block in 2,500 MHz frequency band “X” (20 + 20 MHz) nationwide, together with the right and obligation to use the 450 MHz frequency band in the States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte and Sergipe, as well as the areas identified by the area codes 13, 14, 15, 16, 17, 18 and 19, in the State of São Paulo. Nonetheless, the commitment to use the 450 MHz band could also be fulfilled by the use of any other frequency range Telefônica already holds. See below the relevant expiration and renewal dates:
•Brazil (“X” Band – 2,500 MHz) until 2027 (associated with SMP service) (a renewal request for an additional 15 years was made in 2024);
•Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe (450 MHz). ANATEL declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgment No. 391, of 12/21/2022. We have not yet opened a formal notification; and
•in the areas identified by the National Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated to SMP, SCM and STFC services) ANATEL declared the extinction, by resignation, of Telefônica Brasil’s concession in the 450 MHz band, according to Analysis No. 114/2022/VA and Judgment No. 391, of 12/21/2022. We have not yet opened a formal notification.
In September 2014, ANATEL auctioned off six blocks in the 700 MHz frequency. We acquired three blocks resulting in nationwide coverage in the 700 MHz frequency band. The spectrum licenses may be renewed in 2029.
In December 2015, ANATEL auctioned off the remaining spectrum lots in the 1,800 MHz, 1,900 MHz, 2,500 MHz and 3,500 MHz bands, Telefônica acquired seven lots of the 2,500 MHz frequency band. These lots are associated to six different States, five of them the capital cities of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, and Tocantins and one city in the State of Mato Grosso do Sul. Such frequencies are used for the provision of 4G mobile services. The spectrum license may be renewed in 2031.
The licenses above may be renewed successively; (i) for an additional term of 15 years; and (ii) upon payment of 2% of our net revenues from usage charges in the applicable region in the previous year. The payment is also due every two years during the extension period.
In November 2021, ANATEL held the largest spectrum auction in its history, which included 4G and, for the first time, 5G blocks, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, we acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). We also won regional 2.3 GHz licenses, with 50 MHz bandwidth in the southeast region of Brazil (except for the São Paulo and PGO Sector 3) and 40 MHz bandwidth in São Paulo state and in the north and Midwest regions of Brazil (except for PGO Sectors 22 and 25). These acquired licenses, which we purchased for a total of R$4.45 billion, of which R$0.93 billion is related to licenses and the remaining amount is related to the obligations ANATEL established. The licenses ensure we have the required spectrum to provide 5G services, and are valid for 20 years (renewable under the then-existing legal conditions at the expiration of this term).

D.Exchange Controls
There are no restrictions on ownership of common shares by individuals or legal entities domiciled outside of Brazil, provided that they comply with the registration requirements set forth in the applicable regulation enacted by the Central Bank, CMN and the CVM.
The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil are allowed by Brazilian foreign investment legislation, provided that the interested owner of such proceeds presents to the financial institution authorized to operate in the Brazilian foreign exchange market the necessary documents to properly back the economic grounds of the foreign exchange transaction, which may include the need of presenting also evidence that the relevant investment was disclosed to the Central Bank and the CVM, as applicable.
Failure to evidence the economic background of a foreign exchange transaction or to comply with regulations on registration and disclosure of information to the Central Bank and the CVM may hinder or prevent the custodian for the common shares represented by ADSs or holders of common shares from converting dividends, distributions or the proceeds from any sale of these common shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the common shares underlying the ADSs and to remit the proceeds abroad. Additionally, considering that the criteria of how much information is needed to back the legality of a foreign exchange transaction is defined by the financial institution liquidating the remittance of funds abroad, holders of ADSs can experience the need to provide different levels of detail and varied information depending on the policies of the chosen financial institution.
As from March 30, 2015, the different forms of foreign portfolio investments in Brazil, including investments via depositary receipts, were regulated by Resolution No. 4,373, and by Law No. 4,131/1962. However, Brazil has recently faced a foreign exchange legal and regulatory reform. Therefore, the Law No. 4,131/1962 was recently significantly amended by Law No. 14,286/2021, which came into effect on December 29, 2022 turned into the main foreign exchange rule in Brazil. Law No. 4,131/1962 was regulated by Central Bank of Brazil through the issuance of Resolutions No. 277, 278, 279, 280 and 281, all of which were published on December 31, 2022, and which set forth rules on, among other things, foreign capital in Brazil, Brazilian capital in foreign countries and the definition of resident and non-resident for purposes of Law No. 14,286/2022. The Central Bank Resolution No. 281, which was also published on December 31, 2022. Central Bank Resolutions No. 278 and 281 were amended by Resolution No. 348, published on October 17, 2023, which, among other things, extended the transition period of for Resolution No. 281, initially set to expire on October 31, 2023, extending the period for compliance with articles 2, 4, 5 and 6 and items I, III and V of article 3 of the referred resolution to October 1, 2024. As of 2024, Resolution No. 4,373 has also been replaced by Joint Resolution No. 13/2024.
Currently, Joint Resolution No. 13/2024 is the rule responsible for regulating the flows, stocks, investor registration, and the provision of information related to non-resident investors in the Brazilian financial and capital market, including through depositary receipts. In addition, CVM Resolution No. 13/20, as amended by CVM Resolutions No. 64/22 and 216/24, also regulates, under the Brazilian securities regulation, the registration, the operations and the provision of information from non-resident investors in Brazil.
As a general rule, Brazilian non-residents who intend to invest in securities and/or other financial assets in the Brazilian capital market must obtain prior registration with the CVM, and appoint a financial institution in Brazil as their legal representative according to applicable rules, while Brazilian non-resident individuals who intend to invest in the Brazilian capital market are exempted from registering as foreign investors before CVM, and appointing a financial institution as their legal representative in the country.

However, as an exception to the abovementioned rule, Joint Resolution No. 13/24 sets forth that Brazilian non-resident investors who intend to invest exclusively in the Brazilian capital market via depositary receipts are not subject to the obligations of prior registration with CVM or appointing a financial institution as their legal representative.
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
Notwithstanding, if the ADS program is canceled or exchanged for common shares, the Brazilian non-resident investors who are not deemed as a natural person and holds such common shares will need to: (i) appoint a financial institution as their legal representative in Brazil, who will be responsible for reporting relevant information on their behalf to the Central Bank and CVM before remitting the funds from the conversion abroad; and (ii) register themself with CVM as a Brazilian non-resident investor; according to Joint Resolution No. 13/24 and CVM Resolution No. 13/24, as amended. Thereafter, any holder of common shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such common shares, unless such holder is a duly qualified investor under the Central Bank of Brazil and CVM rules.
If the holder does not qualify under the applicable CMN rules as a Brazilian non-resident investor and does not appoint a representative in Brazil to act directly in the Brazilian market to acquire common shares, the holder will be subject to a less favorable Brazilian tax treatment than a holder of ADSs. Regardless of registration under the applicable CMN rules, residents of tax havens are subject to less favorable tax treatment than other foreign investors. See “—E. Taxation—Brazilian Tax Considerations.”
Under current Brazilian legislation, the Central Bank may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious negative impact or risk of events of serious negative impact on Brazil’s trade balance. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.
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
Taxation of Dividends
Until 2025, dividends distributed to Brazilian or foreign shareholders were exempt from Brazilian income tax, as Article 10 of Law No. 9,249, of December 26, 1995, expressly exempted from taxation in Brazil any distributions of profits generated as of January 1, 1996.
This regime was substantially amended by Law No. 15,270, of November 26, 2025, which took effect as of January 1, 2026, and introduces new 10% withholding tax (WHT) levy on (i) dividends paid, by the same legal entity to the same Brazilian individual, in a monthly amount exceeding R$50,000.00; and (ii) dividends paid to foreign shareholders (regardless of amount and period).
With respect to the taxation of dividend remittances to foreign shareholders, if the combined burden of corporate income taxation levied on the company and the WHT imposed on the shareholder exceeds the nominal IRPJ and CSL rates (34%), the shareholder will be entitled to a tax credit. The amount of such credit shall be calculated by multiplying the amount of profits and dividends distributed by the difference between the company’s effective tax rate, increased by 10%, and the applicable nominal IRPJ and CSL rates (i.e., 34% in this case).
The foreign shareholder may claim the corresponding tax credit within a period of up to 360 days, counted from the end of each fiscal year. The specific procedures and the applicable timeline for claiming the credit have not yet been defined and will be regulated by the Executive Branch, which will establish the mechanisms for the recovery and monetization of such credit, as well as define the ancillary obligations and reports that companies may have to present to their shareholders for the purposes of this credit. The legislation also provides for a transitional rule pursuant to which profits generated up to December 31, 2025 and declared in 2025 will not be subject to the new taxation, provided that the relevant corporate act specifies the exact amount to be distributed and the payment date.
Pursuant to the transitional rule, profits declared in the 2025 fiscal year may be distributed on a tax-exempt basis, provided that such distribution is made by 2028 and fully complies with all applicable corporate law requirements, as well as with the specific conditions set forth in the relevant corporate approval act.
Law No. 11,638/2007, or Law No. 11,638, significantly changed the Brazilian Corporate Law in order to align Brazilian generally accepted accounting principles with IFRS Accounting Standards.
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
With the enactment of Law No. 15,270 of 2025, as described in the subsection above, all dividends distributed as from 2026 will be subject to the new WHT rule (10%).
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
In this context, payments of interest on shareholders’ equity to a Non-Resident Holder are now subject to WHT at the rate of 17.5% (as opposed to the previous 15% rate), or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.
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

Taxation of Foreign Exchange Transactions (IOF/Exchange)
Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in the common shares and ADSs, may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. In 2025, Decrees No. 12,466/25 and No. 12,467/25 were enacted, which expanded the taxable events and increased the tax burden of the IOF applicable to several transactions. As a result of these changes, the IOF/Exchange rate may reach up to 3.5%, depending on the nature of the transaction.
Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under CVM Resolution No. 13/2024. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.
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
Supplementary Law No. 224/2025
On December 26, 2025, Supplementary Law No. 224 of 2025 was enacted, providing for a linear reduction of 10% in federal tax incentives and benefits. This reduction applies to the incentives and benefits expressly listed in the text of Supplementary Law No. 224, as well as to those classified as “tax expenditures” in the 2026 appropriations act, which, as of this date, remains pending enactment into law by the Brazilian president.
This is a recent change that may have effects on some of Telefônica Brasil’s tax obligations. At the stage, the scope of the new rule is still being analyzed.
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of common shares or ADSs, but this is not a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders that hold common shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, or the Code, known as the Medicare contribution tax, the effects of any state, local or non-U.S. tax laws and tax consequences applicable to U.S. Holders subject to special rules, such as:
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for our 2025 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs, the U.S. Holder will generally be required to file Internal Revenue Service (“IRS”) Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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
The Company is exposed to exchange rate fluctuations linked to commodity risk arising from the future revenue associated with copper sales, since both the international price of the metal and the quotation of foreign currencies can affect the amount to be received. Adverse movements in these markets may reduce revenue in reais and increase the volatility of results. To mitigate these risks, the Company entered into hedge transactions accounted for through hedge accounting using financial derivatives designed to simultaneously protect the exposure to foreign exchange rates and to copper price risk. These instruments aim to provide greater predictability to the project’s cash flows and minimize the impacts of market fluctuations. See note 32 to our audited consolidated financial statements included elsewhere in this annual report.
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
Citibank N.A. has agreed to reimburse us for expenses related to the establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During 2025, we received from Citibank N.A., our depositary, approximately US$2.4 million, for the services described above.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
As of December 31, 2025, we were not in default under any of our obligations and there were no dividend arrearages or delinquencies.
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
After the concession and the expiration of the term for shareholders to exercise withdrawal rights, we proceeded with the Conversion, and the last trading session for our preferred shares on the B3 and for our ADSs backed by preferred shares on the NYSE was on November 20, 2020. Therefore, as of November 23, 2020, “VIVT3” represents the only ticker symbol for trading of the Company’s common shares on the B3, and ADSs backed by our common shares began trading on the NYSE under the ticker symbol “VIV” with each ADS then representing one common share. Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings, whereas prior to the Conversion, holders of our preferred shares were generally not entitled to vote, except under limited circumstances.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. Generally accepted accounting principles refer to the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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
Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Telefônica Brasil’s management has excluded from the scope of its assessments of the internal control over financial reporting the operations and related assets of FiBrasil Infraestrutura e Fibra Ótica S.A (hereinafter “FiBrasil”), which Telefônica Brasil integrated from November 12, 2025. Total assets and total revenues subject to FiBrasil’s internal control over financial reporting represented 1.5% and less than 1.0%, respectively, for the year ended December 31, 2025. Based on the assessment performed and those criteria, Telefônica Brasil´s management concluded that as of December 31, 2025, Telefônica Brasil’s internal control over financial reporting was effective.
Report of Independent Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm (PCAOB ID 1351), has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025, which is included herein. The report is included on page F-2.
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

Item 16. [Reserved]
Item 16a. Audit Committee Financial Expert
Our Control and Audit Committee is comprised of a minimum of three and a maximum of five members. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Control and Audit Committee.” Our Board of Directors has designated Andrea Capelo Pinheiro, an independent member of our Board of Directors in accordance with the rules of CVM Resolution No. 80/2022 and a member of our Control and Audit Committee, as the Company’s “audit committee financial expert”, as such term is defined by the SEC. There are some similar functions between the Control and Audit Committee and our Fiscal Board (Conselho Fiscal), the latter of which meets the requirements of the general exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). See “Item 16d. Exemptions from the Listing Standards for Audit Committees Procedures”.
Item 16b. Code of Ethics
Responsible Business Principles
We have implemented a code of business conduct and ethics called the Telefónica Responsible Business Principles. These principles guide the conduct of all company employees, including members of the Board of Directors. They were updated in 2022 to include and/or revise our commitments. Currently, the principles cover ethical and responsible management, corporate governance, human rights and digital rights, environmental commitment, innovation and responsible use of technology, responsible communication, commitment to the customer, employees and societies in which we operate and responsible supply chain management. No waivers were granted in 2025. A copy of the Telefônica Responsible Business Principles is available at https://www.telefonica.com.br/a-telefonica/vivosustentavel/principios-de-negocio-responsavel.
The Responsible Business Principles are reviewed periodically and approved by the board. Its global guidelines define how we conduct business with all stakeholders and generate long-term value. In addition, the principles establish mechanisms for decision-making when facing ethical dilemmas or situations that may conflict with the law. We promote periodical training for employees to reinforce the concepts and principles of     our code of ethics, reaching 98% of our personnel.
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
At Telefônica Brasil, the compliance program, called #VivoDeAcordo, applies to all employees of the company, including members of the Board of Directors, representatives and service providers of the Company and has important pillars for its solid implementation: (i) full commitment of senior management; (ii) regular analysis and assessment of business risks; (iii) code of ethics and conduct; (iv) internal policies and standards addressing various subjects (available on our intranet policy portal), such as prevention of corruption, conflicts of interest, gifts and hospitality; (v) periodic training and communications on ethical and anti-corruption issues to all employees; (vi) communication channels to clarify doubts about the entire program; (vii) integrity due diligence; (viii) monitoring and auditing; and (ix) reporting channel.

As part of its commitment to maintaining a robust Compliance Program, the Company has received the DSC 10,000 certification annually since 2020, which is currently valid until December 12, 2026. In 2024, the Company was recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best “Compliance Department in Telecommunications and Technology,” and in 2025 it was recognized as “Compliance Program of the Year” by the same organization. Furthermore, in 2023, it was recognized as a Pro-Ethics company, an initiative of the Comptroller General of the Union (CGU) and the Ethos Institute, which highlights companies that voluntarily adopt integrity measures to prevent, detect, and remedy acts of corruption and fraud.
These certifications and recognitions underscore that Telefônica Brasil’s Compliance Program has significantly evolved in recent years. The program’s robust mechanisms for preventing and combating corruption have enhanced the perception of ethics and integrity among employees, customers, and partners, solidifying Telefônica Brasil’s reputation as a company committed to ethical practices.
The Company recognizes the importance of its supply chain for its international presence, and the values involved in its business transactions. For this reason, we promote and maintain high standards of responsible behavior with respect to suppliers, ensure compliance with quality and service standards, as well as ethical, social, environmental and privacy standards in all relationships.
Stimulating sustainability throughout the supply chain is an important challenge for the telecommunications sector. At the Company, this business relationship, guided by ethics and transparency, is based on the guidelines of the Sustainability Policy for the Supply Chain, implemented since 2016 and revised in 2025. This policy, approved by the board, establishes the Principles and Minimum Criteria for Responsible Business that suppliers must follow.
As one of the pillars of our code of ethics, respect and commitment to human rights guide the regular and periodic evaluation of the impacts in our value chain. Since 2010, we have been signatories to the Global Compact, a UN initiative to encourage companies to follow corporate social responsibility and sustainability policies through the adoption of ten principles related to human rights, labor, environment and corruption.
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

Item 16c. Principal Accountant Fees and Services
In the chart below we have detailed the expenses accrued in respect of the fees for services rendered by PricewaterhouseCoopers Auditores Independentes, our independent auditor for the fiscal years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	(in millions of reais)
Audit Fees	16.0	17.4
Audit-Related Fees	0.2	0.2
Total	16.2	17.6
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

The Fiscal Board is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, we believe that our use of a fiscal board in accordance with Brazilian Corporate Law in combination with our Control and Audit Committee, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), does not materially and adversely affect the ability of the Fiscal Board to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 (to the extent permitted by Brazilian Corporate Law) or to fulfill its fiduciary and other obligations under Brazilian law.
Item 16e. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company made the following repurchases under the Program in the year ended December 31, 2025:

Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Jan. 1, 2025 to Jan. 31, 2025	—	—	—	376,800,628
Feb. 1, 2025 to Feb. 28, 2025	3,138,000	24.75	3,138,000	373,662,628
Mar. 1, 2025 to Mar. 31, 2025	1,998,600	24.43	5,136,600	368,526,028
Apr. 1, 2025 to Apr. 30, 2025	56	25.28	5,136,656	363,389,372
May 1, 2025 to May 31, 2025	—	—	5,136,656	358,252,716
Jun. 1, 2025 to Jun. 30, 2025	13,537,100	29.73	18,673,756	339,578,960
Jul. 1, 2025 to Jul. 31, 2025	10,698,400	31.23	29,372,156	310,206,804
Aug. 1, 2025 to Aug. 31, 2025	10,039,200	33.38	39,411,356	270,795,448
Sep. 1, 2025 to Sep. 30, 2025	844,200	33.55	40,255,556	230,539,892
Oct. 1, 2025 to Oct. 31, 2025	—	—	40,255,556	190,284,336
Nov. 1, 2025 to Nov. 30, 2025	7,410,000	34.15	47,665,556	142,618,780
Dec. 1, 2025 to Dec. 31, 2025	1,948,300	34.36	49,613,856	93,004,924

(1)For a more detailed description of our plan, see the information above under the heading “—Plan for the Purchase of Shares Issued by the Company” and note 24(b) to our audited consolidated financial statements included elsewhere in this annual report.
On February 23, 2026, our board of directors approved a Share Buyback Program. This program enables the acquisition of shares issued by the Company for subsequent cancellation, sale, or holding in treasury. The purpose of the Legacy Program was to acquire common shares issued by the Company for treasury purposes, future cancellation or sale, with no reduction in capital stock, for the intention of increasing shareholder value through the efficient application of available cash resources, optimizing the Company’s capital allocation. Share buybacks utilize resources available in our statutory profit reserve and the results obtained in fiscal year 2026, up to a maximum amount of R$1.0 billion. The Program began on February 23, 2026, and was scheduled to end on February 24, 2027, or the date on which the maximum amount was reached. Acquisitions are conducted on the B3 at market prices. The Company’s management is responsible for determining the timing and number of shares to be acquired, in accordance with the limits established by the Program and applicable regulations. The Program succeeded our previous share buyback plan, which was approved by our board of directors on February 25, 2025, and expired on February 23, 2026, under which we repurchased 49.6 million shares.
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
The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors were appointed by our common shareholders and nine of such directors are independent in line with the parameters set by CVM Resolution No. 80/2022.
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

Brazilian Corporate Law does not require us to maintain a committee responsible for nominations or corporate governance. Nevertheless, our board of directors has created our Nominations, Compensation and Corporate Governance Committee, which consists of three to five directors appointed by the Board of Directors to serve for the duration of their respective terms as members of our Board of Directors, one of which is independent in line with the parameters set by CVM Regulation No. 80/2022. Our Nominations, Compensation and Corporate Governance Committee has a written charter, which sets forth its responsibilities, including examining proposals for nominations to our management team and assessing compensation limits for our management, establishing employment agreements for our management and examining corporate governance matters. Unlike the nominating/corporate governance committees of U.S. companies listed on the NYSE (other than controlled companies), our Nominations, Compensation and Corporate Governance Committee is not necessarily responsible for identifying individuals to become board members or overseeing the evaluation of the board and management. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Nominations, Compensation and Corporate Governance Committee” for a description of the responsibilities of our Nominations, Compensation and Corporate Governance Committee.
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
•under the organization of Conexis Brasil and together with other Telecom companies, established the Code of Best Practices on Data Protection, outlining compliance protocols for the LGPD to the sector;
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
•adjusted contracts and workflows to fulfill the obligations of the International Data Transfer and Standard Contractual Clauses Regulation; and
•reformulated our Privacy Notice, focusing on promoting transparency and ensuring information accessibility for data subjects.
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
Item 16k. Cybersecurity
Overview
The digital ecosystem has significantly expanded access, volume, and speed of information flow, increasing interconnectivity between networks, businesses, and individuals. This context creates relevant opportunities for business and society, but it also increases exposure to risks related to information security, data privacy, and operational continuity, especially for companies operating critical infrastructures and handling large volumes of data.
Due to the nature of our operations, we deal with significant amounts of information, including personal data and sensitive corporate information. In addition to risks related to the confidentiality, integrity, and availability of this information, we are subject to disruptions in networks and systems that may affect the quality, continuity, and reliability of the services provided to our clients.
In today’s digital environment, the risks associated with cybersecurity remain among the primary operational challenges, including threats related to unauthorized access, malware, data breaches, systemic failures, and other incidents that could compromise information and operations. The occurrence of such events may adversely affect our operations, reputation, client and partner relationships, as well as our financial results.
Despite ongoing efforts to modernize our technological infrastructure and replace legacy systems, we operate in an environment characterized by high technological complexity, interdependence between systems, and increasing reliance on third parties and cloud services. As a result, we remain exposed to operational and security risks that may materialize even in the presence of controls and mitigation measures.

We seek to identify, assess, and manage these risks through a structured approach to governance and information security risk management, which includes technical, organizational, and administrative measures aligned with best practices and widely recognized frameworks. These measures encompass, among other aspects, access controls, network and system protection, backup and recovery procedures, continuous monitoring, vulnerability management, and initiatives aimed at raising awareness and training employees, as well as managing risks related to third parties.
However, due to the dynamic nature of cyber threats, the complexity of our technological environments, and external factors beyond our control, we cannot assure that such measures will be sufficient to eliminate or fully mitigate all risks. The materialization of adverse events related to information security, operational continuity, or data privacy may result in significant adverse impacts on our operations, financial performance, and competitive position.
For additional information regarding these risks, please refer to “Item 3. Key Information — D. Risk Factors.”
Enterprise Risk Management
In accordance with our principles of corporate governance and responsible business practices, we have adopted a structured approach to identify, assess, monitor, and manage relevant risks to which we are exposed. This approach aims to support decision-making, strategy execution, and the protection of the Company's long-term value, recognizing that risk management is a shared responsibility throughout the organization.
The Board of Directors holds overall responsibility for overseeing our enterprise risk management framework, including risks related to cybersecurity. According to its internal regulations, the Board delegates more detailed oversight of risk management processes, internal controls, and contingency plans to the Audit and Control Committee. The Audit and Control Committee supports the Board by periodically assessing the adequacy and effectiveness of these systems and processes.
To support these oversight activities, an independent Corporate Risk Management area has been established, integrated into the internal audit structure. This area is responsible for overseeing the implementation of corporate risk management processes, as well as for supporting, coordinating, and promoting compliance with the guidelines defined in our corporate risk management policy, as approved by the Board of Directors.
Our corporate risk management model is based on widely recognized market methodologies, including the framework from the Committee of Sponsoring Organizations of the Treadway Commission (COSO ERM). This approach seeks to align risk management with corporate strategy, allowing for the identification, prioritization, and monitoring of key risks, as well as the development of responses and mitigation actions in a coordinated and consistent manner.
The internal audit regularly reports to the Audit and Control Committee information regarding the status of identified key business risks, including those related to cybersecurity, as well as the evolution of controls and associated mitigation actions. However, despite the existence of this governance structure and adopted processes, we cannot assure that all risks will be identified or mitigated in a timely or comprehensive manner.
Cybersecurity Risk Management
The corporate Security department is responsible for continuously identifying, considering, and evaluating material cybersecurity risks, as well as establishing processes to ensure that such potential exposures are adequately monitored. The department is also responsible for implementing mitigation measures consistent with the Company's risk profile and for maintaining information security and cybersecurity programs aligned with best market practices and applicable regulatory requirements.

The corporate Security structure is led by the Chief Security Officer (CSO), who is responsible for the entire Company's Security function. The Chief Information Security Officer (CISO), who reports directly to the CSO, is responsible for managing information security and cybersecurity. The corporate Security structure has approximately 400 dedicated professionals, covering, in an integrated manner, the following disciplines: physical security, security projects, fraud prevention, investigations, governance, planning, risk management, and digital security.
In the area of digital security, the Company maintains capabilities that encompass security architecture, cyber defense, offensive security, digital identity management, and data protection. The CISO, who reports to the CSO, is responsible for matters related to information security and cybersecurity, including overseeing the processes for preventing, detecting, mitigating, and remediating cyber incidents, as well as communicating these matters to relevant individuals and committees.
The CISO has relevant experience in critical sectors and regulated environments, working in financial services, risk management and compliance, information security and cybersecurity, including leading initiatives related to governance and the implementation of security programs aligned with market-recognized standards and practices.
Additionally, a member of the Board of Directors has been appointed to monitor and review the digital security strategy. This advisor meets periodically with the Security area, including the CSO and the CISO, to monitor key issues related to security and cyber risks.
Other Cybersecurity Committees
To strengthen governance and visibility of risks, the information security risk management area participates in various executive committees and forums focused on digital risk and security, including a monthly executive cybersecurity risk committee and specific operational committees. These forums are utilized to report to key executives and other stakeholders any identified material cybersecurity risks along with associated response and monitoring actions.
Additionally, as part of promoting a culture of risk management and mitigating adverse cybersecurity events, the Company conducts periodic training and provides supplementary guidance to employees. These training sessions encompass topics related to key internal regulations and best market practices in information security, with a focus on raising awareness regarding the identification of threats and response to incidents. Among other subjects, training addresses phishing attacks, spam, social engineering techniques, as well as other relevant cybersecurity risks.
Cybersecurity Risk Management Model
For cybersecurity risks, we maintain structured processes for the assessment, classification, and treatment of risks, integrated into our corporate risk management framework. These processes aim to identify, based on scenarios and factors inherent to our activities, threats that may significantly impact our operations, IT environment, customer data, and corporate information.
Our model seeks to ensure that the area responsible for cybersecurity risk management can continuously assess the nature and materiality of baseline risks and define, on a case-by-case basis, response strategies consistent with our risk appetite and the catalog of technology services we utilize. When deemed relevant, these risks are submitted to the appropriate governance bodies for analysis and deliberation.
Cybersecurity risks identified as high or critical are reported to the management responsible for the respective risk area, as well as to the executive cybersecurity risk committee, which meets periodically to monitor such exposures. This committee is composed of senior management members, including executives responsible for technology, risk, internal controls, and information security, and aims to support awareness and decision-making regarding prevention, mitigation, and incident response measures.

Cybersecurity risks that meet the defined materiality thresholds outlined in our internal policies are consolidated into corporate risk management reports and, where applicable, presented to the audit committee, the control committee, and the board of directors, in accordance with our governance structures. This process is designed to provide visibility, at different hierarchical levels, regarding cybersecurity risks that may significantly impact our business, operational results, or financial condition.
Despite these processes and the adoption of technical and organizational controls, we cannot guarantee that all cybersecurity risks will be fully eliminated or that we will not experience significant incidents in the future. Cybersecurity events, including those arising from internal failures, third parties, or malicious agents, may lead to operational disruptions, loss or improper disclosure of data, reputational damage, additional remediation costs, litigation, regulatory sanctions, and other significant adverse impacts.
Third-Party Service Providers
Our cybersecurity risk management department maintains processes to assess and monitor cybersecurity risks associated with third-party service providers relevant to our operations. These processes include, as applicable, due diligence activities, risk assessments, performance monitoring, and periodic reviews of controls, aiming to align third-party security practices with our internal policies and regulatory requirements.
The cybersecurity area acts in a consultative capacity with business units and contracting areas, supporting the identification of relevant risks in third parties, defining mitigation measures, and monitoring action plans according to the identified degree of criticality. Risks classified as high or critical related to third parties are communicated to the executives responsible for contracting, and where applicable, to corporate risk management bodies for evaluation and deliberation regarding potential contractual adjustments, additional controls, or usage restrictions.
In the context of our cybersecurity risk governance, significant incidents involving third-party service providers, including technology and cloud providers, may be considered for the purposes of determining materiality and any regulatory disclosures, in accordance with applicable requirements. These incidents may affect the confidentiality, integrity, or availability of data and systems supporting our operations, potentially leading to service disruptions, remediation costs, reputational damage, litigation, regulatory sanctions, or other significant adverse impacts.
We also maintain insurance policies that may, under certain circumstances and subject to their terms, conditions, limits, deductibles, and exclusions, provide coverage for specific types of cybersecurity incidents, including those related to third parties. However, such policies may not fully cover all losses, costs, or liabilities arising from a material incident, which means we could still experience significant financial and operational impacts, even when insurance coverage is invoked.
Cybersecurity Incidents
For the year ended December 31, 2025, identified security incidents were managed in accordance with our established incident response protocols, including, where applicable, communication with relevant regulatory authorities and other stakeholders. The evaluation and remediation processes take into account, among other factors, the nature, scope, duration, and potential operational, financial, and reputational impacts of the identified incidents.
Based on the information available and analyses conducted as of the date of this report, we have not identified any cybersecurity incident or threat that has resulted, or is reasonably likely to result, in a material adverse impact on our business strategy, operational results, or financial condition. However, we remain subject to the risk that future incidents, including events that have not yet been detected or are under investigation, may have material adverse effects, including through operational disruptions, remediation costs, litigation, regulatory sanctions, or reputational damage.

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

11.1
Copy of our Ethics and Conduct Policy – Rules of Conduct for the Financial Executives of Telefônica Brasil, as adopted on September 18, 2017 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 27, 2025).

Exhibit Number	Description
11.2
Copy of our Rule for Disclosing Information to the Market, as adopted in October 2011 (free translation) (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 27, 2025).

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
Date: February 23, 2026

Telefônica Brasil S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended
December 31, 2025, 2024 and 2023.
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Telefônica Brasil S.A
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded Fibrasil Infraestrutura e Fibra Ótica S.A. ("Fibrasil") from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Fibrasil from our audit of internal control over financial reporting. Fibrasil is a subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 1.5% and less than 1.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.
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
•Revenue recognition - unbilled
As described in Notes 5 and 25 to the consolidated financial statements, of the total revenue recognized by the Company for the year ended December 31, 2025, R$ 3,024,347 thousand are related to amounts to be billed to customers (note 5c). When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the month-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.
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
•Tax and regulatory litigation and uncertainty over income tax treatments
As described in Notes 8(g) and 20 to the consolidated financial statements, as of December 31, 2025, the Company has (i) recorded provision for tax of R$ 2,374,229 thousand (Income tax R$ 269,158 thousand, Note 8(g), and Other taxes R$ 2,105,071 thousand, Note 20) and regulatory contingencies of R$ 1,073,962 thousand, and (ii) disclosed contingencies related to tax and regulatory litigation in the amount of R$ 51,086,071 thousand and R$ 3,237,934 thousand respectively, and related to uncertain income tax position under discussion with tax authorities in the amount of R$ 40,028,638 thousand. The Company recognizes provision in the consolidated financial statements for the pending litigation when the Company has a present obligation as a result of a past event, management determined that a loss is probable, and the amount of the loss can be reasonably estimated. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In the case of income tax pending litigations, management determines whether it is probable or not that the taxation authority will accept the uncertain income tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the tax and regulatory contingencies in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, it is probable that the taxation authority will accept the uncertain tax treatment.
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
/s/PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
February 23, 2026
We have served as the Company's auditor since 2017.

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2025 and 2024
(In thousands of Reais)
CONSOLIDATED BALANCE SHEETS

ASSETS	Note	12.31.2025	12.31.2024

Current assets		25,220,293	22,814,327
Cash and cash equivalents	3.b.	7,032,339	6,691,098
Financial investments	4	99,102	—
Trade accounts receivable	5.c.	10,619,617	9,471,592
Inventories	6.b.	1,475,998	1,097,238
Prepaid expenses	7	2,414,780	1,868,954
Income and social contribution taxes recoverable	8.c.	356,286	852,694
Taxes, charges and contributions recoverable	9	2,687,600	2,306,093
Judicial deposits and garnishments	10	107,565	150,993
Derivative financial instruments	32.c.	7,706	15,524
Other assets	11	419,300	360,141

Non-current assets		102,851,415	102,126,346
Long-term assets		7,105,040	6,485,934
Financial investments	4	41,308	42,619
Trade accounts receivable	5.c.	283,502	370,149
Prepaid expenses	7	2,495,725	2,085,201
Deferred taxes	8.e.	314,284	158,215
Taxes, charges and contributions recoverable	9	618,918	606,345
Judicial deposits and garnishments	10	2,856,753	2,852,730
Derivative financial instruments	32.c.	8,622	1,840
Other assets	11	485,928	368,835
Investments	12.c.	420,877	566,384
Property and equipment	13.c	47,357,040	46,812,381
Intangible assets	14.c	47,968,458	48,261,647

TOTAL ASSETS		128,071,708	124,940,673

Telefônica Brasil S.A.
CONSOLIDATED BALANCE SHEETS
On December 31, 2025 and 2024
(In thousands of Reais)

LIABILITIES AND EQUITY	Note	12.31.2025	12.31.2024

Current liabilities		25,246,147	24,257,939
Personnel, social charges and benefits	16.b.	1,346,202	1,238,452
Trade accounts payable	17.b.	9,861,294	9,230,624
Income and social contribution taxes payable	8.d.	130,866	9,898
Taxes, charges and contributions payable	18	1,516,170	1,585,936
Dividends and interest on equity	19.c.	2,774,544	2,237,090
Provision and contingencies	20.c.	1,607,456	1,770,997
Loans and financing, debentures, leases and other creditors	21.c.	5,348,864	6,447,958
Deferred income	22	1,076,293	1,019,134
Derivative financial instruments	32.c	53,044	866
Other liabilities	23	1,531,414	716,984

Non-current liabilities		33,822,835	30,883,239
Personnel, social charges and benefits	16.b	113,173	75,461
Income and social contribution taxes payable	8.d	261,439	215,355
Taxes, charges and contributions payable	18	6,581,236	5,128,584
Deferred taxes	8.e	4,226,185	4,015,677
Provision and contingencies	20.c	5,623,903	5,368,788
Loans and financing, debentures, leases and other creditors	21.c	14,997,817	14,298,572
Deferred income	22	226,372	126,912
Derivative financial instruments	32.c	43,859	10,403
Other liabilities	23	1,748,851	1,643,487

TOTAL LIABILITIES		59,068,982	55,141,178

Equity		68,721,743	69,729,582
Capital	24.a	60,071,416	62,071,416
Capital reserves	24.c	(110,078)	63,095
Income reserves	24.d	8,735,352	7,523,216
Equity valuation adjustment	24.f	25,053	71,855
Non-controlling shareholders	24.g	280,983	69,913

TOTAL EQUITY		69,002,726	69,799,495

TOTAL LIABILITIES AND EQUITY		128,071,708	124,940,673

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, except earnings per share)
CONSOLIDATED STATEMENTS OF INCOME

	Note	2025	2024	2023

Net operating revenue	25.b	59,595,000	55,845,048	52,100,151

Cost of sales	26	(32,925,368)	(31,352,158)	(29,415,400)

Gross profit		26,669,632	24,492,890	22,684,751

Operating (expenses) income		(16,810,354)	(15,819,378)	(14,766,926)
Selling expenses	26	(13,348,112)	(12,953,799)	(12,439,240)
General and administrative expenses	26	(3,771,605)	(3,205,014)	(2,957,296)
Other operating income, net	27	327,590	343,786	640,320
Share of results in investees – equity method	12.c.	(18,227)	(4,351)	(10,710)

Operating income		9,859,278	8,673,512	7,917,825

Financial expenses, net	28.b	(2,588,335)	(1,909,703)	(2,343,909)

Income before taxes		7,270,943	6,763,809	5,573,916

Income and social contribution taxes	8.f	(1,093,400)	(1,206,477)	(533,939)

Net income for the year		6,177,543	5,557,332	5,039,977

Attributable to:
Controlling shareholders		6,167,906	5,547,948	5,029,389
Non-controlling shareholders	24.h	9,637	9,384	10,588

Basic and diluted results per common share (R$)	24.i	1.91	1.69	1.52

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais)
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Note	2025	2024	2023
Net income for the year		6,177,543	5,557,332	5,039,977

Other comprehensive income that may be reclassified into income (loss) in subsequent years		(46,782)	25,159	(5,414)
Gains (losses) on derivative financial instruments	24.f.	(72,114)	898	(922)
Taxes	8.e.	24,519	(305)	314

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	12.c.	813	24,566	(4,806)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent years		10,042	367,275	(99,017)
Unrealized losses on financial assets at fair value through other comprehensive income	24.f.	(26)	(21)	(90)
Taxes	8.e.	6	8	30
Actuarial gains and limitation effect of the assets of surplus plan	31.c.	16,339	555,441	(147,882)
Taxes	8.e.	(6,277)	(188,153)	48,925

Other comprehensive income (losses)		(36,740)	392,434	(104,431)

Total comprehensive income for the year		6,140,803	5,949,766	4,935,546

Attributable to:
Controlling shareholders		6,131,261	5,940,393	4,924,755
Non-controlling shareholders		9,542	9,373	10,791

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Consolidated equity
Balance on December 31, 2022		63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	52,107	68,455,847
Payment of additional dividend for 2022	24.e	—	—	—	—	—	—	—	—	—	(826,731)	—	—	(826,731)
Unclaimed dividends and interest on equity	24.e	—	—	—	—	—	—	—	—	139,766	—	—	—	139,766
Adjustment – Tax incentives	24.d	—	—	—	—	—	—	99,132	—	(99,132)	—	—	—	—
Cancellation of the Company's common shares	24.a	—	—	693,586	(693,586)	—	—	—	—	—	—	—	—	—
Repurchase of the Company's common shares	24.a	—	—	(86,337)	—	—	(402,421)	—	—	—	—	—	—	(488,758)
Equity transactions	12.c	—	—	—	23	—	—	—	—	—	—	—	—	23
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	24.f / 31.c	—	—	—	—	—	—	—	—	(99,160)	—	(5,474)	203	(104,431)
Net income for the year		—	—	—	—	—	—	—	—	5,029,389	—	—	10,588	5,039,977
Allocation of income:
Legal reserve	24.d	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—
Interim interest on equity (Company) and mandatory minimum dividends (subsidiary)	24.e	—	—	—	—	—	—	—	—	(2,586,000)	—	—	(2,884)	(2,588,884)
Share cancellation - share buyback program	24.e	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—
Additional proposed dividends	24.e	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—
Balance on December 31, 2023		63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	60,525	69,627,320
Return of share capital - EGM 01/24/24	24.e.	(1,500,000)	—	—	—	—	—	—	—	—	—	—	—	(1,500,000)
Unclaimed dividends and interest on equity	24.e.	—	—	—	—	—	—	—	—	126,977	—	—	—	126,977
Adjustment – Tax incentives	24.d.	—	—	—	—	—	—	113,352	—	(113,352)	—	—	—	—
Repurchase of the Company's common shares	24.a.	—	—	—	—	—	(1,299,583)	—	—	—	—	—	—	(1,299,583)
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c.	—	—	—	—	—	—	—	—	—	—	—	1,990	1,990
Other comprehensive income	24.f. / 31.c.	—	—	—	—	—	—	—	—	367,299	—	25,146	(11)	392,434
Net income for the year		—	—	—	—	—	—	—	—	5,547,948	—	—	9,384	5,557,332
Allocation of income:
Legal reserve	24.d.	—	—	—	—	277,397	—	—	—	(277,397)	—	—	—	—
Interim interest on equity (Company) and mandatory minimum dividends (subsidiary)	24.e.	—	—	—	—	—	—	—	—	(3,105,000)	—	—	(1,975)	(3,106,975)
Share cancellation - share buyback program	24.a.	—	—	—	—	—	1,099,584	—	—	(1,099,584)	—	—	—	—
Reserve for remuneration to shareholders and investments	24.d.	—	—	—	—	—	—	—	1,446,891	(1,446,891)	—	—	—	—
Balance on December 31, 2024		62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	—	71,855	69,913	69,799,495
Return of share capital - EGM 01/24/24	24.a.	(2,000,000)	—	—	—	—	—	—	—	—	—	—	—	(2,000,000)

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Non-controlling shareholders	Consolidated equity
Unclaimed dividends and interest on equity	24.e.	—	—	—	—	—	—	—	—	150,553	—	—	—	150,553
Adjustment – Tax incentives	24.d.	—	—	—	—	—	—	7,559	—	(7,559)	—	—	—	—
Repurchase of the Company's common shares	24.a.	—	—	—	—	—	(1,746,480)	—	—	—	—	—	—	(1,746,480)
Share cancellation - share buyback program	24.a.	—	—	30	(30)	—	928,892	—	(928,892)	—	—	—	—	—
Effects of non-controlling shareholders on investments in Vivo Ventures	12.c	—	—	—	—	—	—	—	—	—	—	—	1,833	1,833
Acquisition of equity stake in subsidiary - FiBrasil	1.c.3	—	—	—	—	—	—	—	—	—	—	—	199,695	199,695
Capital transaction for the acquisition of CyberCo Brasil by TIS.	1.c.7	—	—	—	(168,729)	—	—	—	—	—	—	—	—	(168,729)
Capital transactions - share consolidation and stock split processes	24.a.	—	—	—	(4,444)	—	—	—	—	—	—	—	—	(4,444)
Other comprehensive income	24.f. / 31.c.	—	—	—	—	—	—	—	—	10,157	—	(46,802)	(95)	(36,740)
Net income for the year		—	—	—	—	—	—	—	—	6,167,906	—	—	9,637	6,177,543
Allocation of income:
Legal reserve	24.d.	—	—	—	—	308,395	—	—	—	(308,395)	—	—		—
Interim interest on equity	24.e.	—	—	—	—	—	—	—	—	(3,370,000)	—	—	—	(3,370,000)
Reserve for remuneration to shareholders and investments	24.d.	—	—	—	—	—	—	—	2,642,662	(2,642,662)	—	—	—	—
Balance on December 31, 2025		60,071,416	63,074	(164)	(172,988)	4,426,814	(1,017,587)	434,492	4,891,633	—	—	25,053	280,983	69,002,726

Telefônica Brasil S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2025	2024	2023
Cash flows from operating activities

Income before taxes		7,270,943	6,763,809	5,573,916
Adjustment for:
Depreciation and amortization	26	14,944,404	14,202,285	13,389,573
Foreign exchange accruals on loans, financing and derivative instruments		102,020	(66,345)	57,836
Interest and indexation accruals on assets and liabilities		570,031	(61,273)	583,912
Share of results in investees – equity method	12.c.	18,227	4,351	10,710
Gains on write-off/sale of assets		(594,237)	(405,088)	(403,335)
Allowance for losses trade accounts receivable	26	1,581,337	1,523,263	1,362,678
Change in liability provision		167,696	93,049	24,320
Pension plans and other post-retirement benefits	31.c.	(39,988)	84,351	66,734
Provision for lawsuits	20.c.	731,863	321,936	661,743
Interest expenses (loans, financing, leases and derivative transactions)	21.c.	2,325,052	2,141,361	2,092,184
Dispute settlement agreement - Acquisition of Oi's mobile UPI	27	—	—	(244,229)
Reversal of provisions for fines for cancellation of lease and dismantling contracts	20.c.	(22,626)	(15,881)	(340,034)
Reversal of provisions for amounts to be refunded to customers	20.c.	(90,663)	—	—
Gain on remeasurement of equity interests on acquisition of control and other investment gains	12.c.	(134,904)	—	—
Other		68,019	43,100	28,858
Changes in assets and liabilities
Trade accounts receivable		(2,446,687)	(1,661,763)	(1,943,089)
Inventories		(423,198)	(311,237)	(100,838)
Taxes recoverable		(797,300)	(444,717)	(376,330)
Prepaid expenses		(924,228)	(1,052,392)	(473,260)
Other assets		33,819	160,656	61,646
Personnel, social charges and benefits		38,897	24,494	169,537
Trade accounts payable		507,945	1,097,113	800,249
Taxes, charges and contributions		1,898,270	888,489	2,421,640
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	20.c.	(988,197)	(861,325)	(1,742,676)
Other liabilities		125,871	348,417	60,147
		16,651,423	16,052,844	16,167,976

Cash generated from operations		23,922,366	22,816,653	21,741,892

Interest paid on loans, financing, debentures and leases	21.c.	(2,308,755)	(2,078,021)	(2,054,278)
Income and social contribution taxes paid		(896,209)	(862,064)	(901,688)

Net cash generated by operating activities		20,717,402	19,876,568	18,785,926

Cash flows from investing activities
Additions to property and equipment, intangible assets and others		(9,457,557)	(9,324,123)	(8,811,346)
Proceeds from sale of property and equipment		436,542	376,591	434,446
Payments for acquisition of investments, net of cash acquired and capital contributions to invested companies	12.c.	(1,064,753)	(168,521)	(63,799)
Cash proceeds from sale of investments		—	161,057	196,057
Receipts net of judicial deposits		156,957	45,454	393,649
Net payments of receipts of financial investments		(88,708)	(5,302)	—
Receipt of dividends and interest on equity	19.b.	—	51	—

Net cash used in investing activities		(10,017,519)	(8,914,793)	(7,850,993)

Cash flows from financing activities
Additions from loans and financing	21.c.	20,000	83,084	30,025
Payments of principal on loans and financing, debentures, leases and other creditors	21.c.	(5,232,024)	(3,495,039)	(4,451,943)
Receipts – derivative financial instruments	32.c.	48,330	105,240	27,484
Payments – derivative financial instruments	32.c.	(135,550)	(50,910)	(135,198)
Payments for repurchases of common shares - share repurchase program	24.b.	(1,746,480)	(1,299,583)	(488,758)
Payments of dividends and interest on equity	19.c.	(2,187,402)	(2,532,399)	(3,832,612)
Capital subscriptions made by non-controlling shareholders in subsidiaries	24.a.	1,833	21,933	511
Payments to shareholders for reduction of share capital	24.a.	(1,947,628)	(1,461,279)	—
Receipts from reverse stock split and stock split	24.a.	949,354	—	—
Payments for reverse stock split and stock split	24.a.	(124,631)	—	—
Payments of costs related to reverse stock split and stock split operations		(4,444)	—	—

Net cash used in financing activities		(10,358,642)	(8,628,953)	(8,850,491)

Increase (decrease) in cash and cash equivalents		341,241	2,332,822	2,084,442

Cash and cash equivalents at beginning of the year	3.b.	6,691,098	4,358,276	2,273,834
Cash and cash equivalents at end of the year	3.b.	7,032,339	6,691,098	4,358,276

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. OPERATIONS
1.a. Background information
Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly traded company whose main activities are the operation of communications and telecommunications services; as well as the development of any and all activities necessary or useful for the execution of these services, including the leasing, sharing and assignment of infrastructure, and may also perform the following activities: (a) operation of value-added services, development, provision, distribution and marketing of digital services, as well as audio, video, image, text and application content over the internet in any medium, including advertising and publicity materials; and (b) operation of integrated solutions, management, provision of services and consulting related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and the like; (iii) connectivity, internet of things, information technology, networks, systems analysis and development, programming, configuration and the like; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire and others, surveillance, security, tracking and remote or non-remote monitoring; (vii) maintenance, repair, technical assistance and technical support in computer science and any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) intelligence in data management (Big Data), among others.
The Company's principal offices are located at 1376, Engenheiro Luís Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.
On December 31, 2025, Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 77.13% (76.30% on December 31, 2024) Note 24.a.
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
Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).
Although the Company has authorizations to provide various services regulated by ANATEL, certain modalities are subject to more specific regulatory frameworks, especially regarding the rules for granting and extending licenses. Due to these particularities, the following topics delve deeper into the regulatory aspects applicable to SMP and STFC.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Personal Mobile Service - SMP
Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for fifteen years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.
The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.
According to the interpretation of the Federal Audit Court (“TCU”), requests for extension are assessed through a new spectrum bidding process; ANATEL can only approve the extension request if the provider proves compliance with the conditions set forth in the Decree.
For radio frequency usage authorizations acquired prior to the 5G auction held in 2021, every two years, after the first extension, the Company must pay a fee equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (note 23.), and, for certain terms, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans. In authorizations issued in the 700MHz, 2100MHz, 2500MHz sub-bands and in part of the 900/1800MHz authorizations, the calculation of the fee also applies to the remuneration for network use (interconnection). Although the radio frequency usage fee is, by regulatory mandate, charged biennially, the Company holds authorization agreements with expiration dates distributed between even and odd years. Consequently, even though each agreement generates an obligation only every two years, the set of agreements in force results in annual payments, concentrated in the month of April, due to the alternating expiration dates between the different authorization cycles.
In July 2018, ANATEL published Resolution No. 695 with a new regulation on public spectrum pricing. This Resolution established new criteria for the costs of extending licenses. The formula takes into account factors such as the length of the authorization, revenue earned in the region, and the amount of spectrum used by the provider. In addition, part of the payment may be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of authorization extensions depends on ANATEL's assessment. In this sense, it is important to clarify that ANATEL has been evaluating the definition of new criteria for applying the valuation calculation in extensions of authorizations. Still within this context, ANATEL submitted for public consultation, in November 2023, the revision of the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft proposal submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, also establishing as the standard methodology for this purpose the discounted cash flow method at net present value (“VPL”).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The table below provides a summary of the authorizations held by the Company for each sub-range used in the SMP, along with the events that occurred in 2025 related to their respective renewals, where applicable.

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

(1) 850 MHz Authorizations renewal: In accordance with the provisions of Ruling No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for use of the 850 MHz sub-bands held by the Company in the states of São Paulo, Mato Grosso, Acre, Rondônia and Mato Grosso do Sul (except sector 22), whose terms ended, respectively, in January, March, July, July and September 2024. As for the other authorizations in 850 MHz, ANATEL determined that the amount due for the extension should be calculated based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-bands.
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
Switched Fixed Telephone Service (STFC)
The STFC concession model, adopted in 1998 with the signing of contracts resulting from the privatization of the telecommunications sector, brought about a true revolution in the provision of telecommunications services in Brazil. Over the course of more than twenty years, concessionaires promoted the expansion and universalization of fixed-line telephone service, which, before privatization, was expensive, elitist and left consumers waiting in long queues, lasting months or years.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
On November 27, 2024, the proposal for the Terms and Conditions of the Self-Composition Agreement for Adaptation of the STFC Concession Contracts (“Agreement”) to an authorization instrument was approved by the TCU Plenary, and the Agreement was signed on December 16, 2024. The Terms include, among others: (i) investments by the Company, in the manner, conditions and terms established in this Agreement, in exchange for the adaptation; (ii) maintenance of the STFC service in locations lacking adequate competition within the service area of the STFC Concession contracts that will be terminated, until December 31, 2028; (iii) termination of administrative and judicial proceedings directly related to the STFC concession (Note 20.); and (iv) withdrawal by the Company of the arbitration proceeding on the Concession.
The execution of projects related to items (i) and (ii) totals a NPV of R$4.5 billion. The investments will be made in the manner established in the Agreement.
On April 11, 2025, the Company signed the Single Authorization Term with ANATEL. Concluding the final stage for the adaptation of the STFC Concession regime and thereby, transferring the Company to the private STFC Authorization regime.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Under ANATEL's regulatory agenda for the 2023-2024 biennium, a Public Consultation was launched in November 2023 regarding the revision of the General Competition Goals Plan ("PGMC"), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself.
After approval by ANATEL's Board of Directors, the new PGMC was published by Resolution No. 783, of September 3, 2025, meeting the deadline set out in ANATEL's regulatory agenda for the 2025-2026 biennium (discussed in Public Consultation No. 46, of September 11, 2024 and approved by ANATEL Internal Resolution No. 399/2024, of December 30, 2024), which indicated final approval for the second half of 2025.
As previously mentioned, also in November 2023, ANATEL submitted for public consultation the revised Spectrum Use Regulations ("RUE"), approved by Resolution No. 671 of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting secondary spectrum use authorizations, as well as changes to ANATEL's procedures for assessing efficient spectrum use. The expectation is that the new RUE will be published in the first half of 2026.
It is important to highlight that the acquisition of the mobile assets of Oi Móvel S.A. by the leading operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to foster market competition, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.
As to the Reference Offer of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a reference the values approved and calculated by ANATEL, based on a new methodology for the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology, the new reference values were significant reduced (FAC-HCA top-down model – Act No. 9157/2018).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The maintenance of these remedies will be reassessed during the PGMC review process. They had been considered for inclusion in the new PGMC and were included in the draft regulation subject to public consultation No. 64/2023. However, the approved regulation does not consider the remedies related to MVNO ORPA and spectrum sharing, as the Board of Directors determined that there were no market failures or competition issues that would justify them. For the National Roaming ORPA, price control using the LRIC+ Bottom-Up Cost Model was maintained.
Generally, the adoption of disproportionately asymmetric measures and adoption by ANATEL of concepts, prices and remuneration models may impact remuneration and costs, with detrimental effects on the business, financial condition, revenues, results operations and the Company’s prospects.
Regarding interconnection fees, these form the basis of the Company's revenue and costs. These fees are charged between telecommunications service providers to allow and compensate for the interconnected use of their networks. To the extent that changes in the rules on interconnection fees reduce the amount of fees the Company can receive or charge, the Company's business, financial condition, revenues, results of operations, and prospects could be adversely affected.
In addition, the Company may be affected by changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which came into force on September 1, 2025, replacing Resolution No. 632/2014. This new Regulation changed some provisions such as the way in which telecommunications services are offered, in addition to updating/modernizing some customer service rules.
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
Finally, there is also the risk that the Company will not be successful in future tenders to be carried out by ANATEL regarding the acquisition of new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies adopt the necessary measures for the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding to the 700 MHz subband. A draft of the Bidding Notice was approved by the ANATEL Board of Directors in July 2025, and the matter is expected to be reviewed by the Federal Court of Accounts in February 2026. Therefore, a new bidding process for this sub-band is expected in 2026. Furthermore, through Resolution No. 785/2025, ANATEL approved a plan for conducting bidding processes for radio frequency usage authorizations, with different time horizons up to 2036.
1.c. Corporate events in 2025
1.c.1. Business Combination - Acquisition of Samauma Brands Comércio, Importação e Exportação de Eletro-Eletrônicos Ltda. ("Samauma") by Terra Networks Brasil Ltda. ("Terra Networks")
On March 21, 2025, Terra Networks, a direct subsidiary of the Company, completed the acquisition of all shares of Samauma for up to R$66,451, subject to meeting agreed operational and financial metrics (“Transaction”). This amount includes a non-compete agreement that was recognized separately from the business combination at a fair value of R$7,290. The remaining purchase price R$59,161 was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible asset.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Samauma was founded in 2012 and is engaged in marketing a broad portfolio of smartphone accessories and electronics under the "i2GO" brand with high-quality, high-performance and affordable products.
The Transaction documents contain terms and conditions common to this type of operation.
The Transaction is part of the Company's strategy to strengthen its presence in the market for accessories for smartphones and other electronic devices, operating with its own brand, OVVI, committed to offering innovative and high-quality products, strategically positioning to meet the needs of the constantly evolving market. Following the acquisition, the OVVI and i2GO brands will coexist complementing each other in terms of portfolio and market positioning.
With the completion of the Transaction, as of March 21, 2025, Terra Networks now has direct control of Samauma.
Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method in which the consideration transferred is measured at fair value comparing this to the fair values of the assets acquired and liabilities assumed and the equity interests issued.
At the date of these consolidated financial statements of the Company, Terra Networks had already completed the report for the purchase price allocation ("PPA"), through the analysis of the fair value determination of the identifiable assets acquired and liabilities assumed from Samauma.
The assumptions, critical judgments, methods and hypotheses used to determine these fair values were as follows:
Brand
The “royalty relief” approach was used to assess the brand ("i2GO"), which consists of estimating the cash flows that the Company would otherwise pay for royalties to third parties to use the brand, assuming that it was not owned by the Company. The projected flows correspond to the amounts that would be paid based on a royalty rate applied to i2Go's net revenue over the estimated useful life of the brand.
The main assumptions used in the assessment of the brand were: (i) Projected net revenue over 5.0 years (2025 to 2029); (ii) Royalty rate applied: 2.00%, according to maturity of the years; (iii) Discount rate (net WACC + Premium): 18.13% per year; (iv) Tax rate (tax factor): 34% and; (v) Estimated useful life: 5.0 years, with projections limited to the considered flow horizon.
The fair value of the brand was estimated at R$5,460, with an amortization period of 5 years.
Commercial Relationship (Points of Sale)
For the evaluation of the commercial relationship, the MPEEM (“Multi-period Excess Earnings Method”) was used, which estimates the value of the intangible asset based on the excess earnings specifically attributable to the points of sale, after deducting the returns from other contributing assets necessary to generate these cash flows, over its estimated useful life.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The main assumptions used in the evaluation of the commercial relationship were: (i) revenues: for portfolio projection purposes, we considered the net recurring revenue for the year 2025. The average customer retention rate was calculated, as well as the evolution of average revenue per customer in the periods. The portfolio decline (“churn”) was estimated based on historical revenues (2021, 2022, 2023, 2024 e 2025) in an increasing manner. (ii) Deductions and Costs/Expenses: Deductions from gross revenue were projected according to actual applicable tax rates, substantially sales or service taxes. Costs/expenses were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time; (iii) Tax rate: 34%, in accordance with Brazilian tax legislation; and (iv) Discount rate (“WACC”) after taxes: 18.13%.
As a result of the calculation described, the fair value of the business relationship was R$14,000, with an amortization period of 8 years.
Contingent Liabilities
Pursuant to IFRS 3, the acquirer recognizes, on the acquisition date, contingent liabilities assumed in a business combination even if outflows of resources are not probable for settlement of the obligation, provided that it is a present obligation arising from past events and its fair value can be measured reliably. Contingent liabilities with a fair value of R$2,462 were recognized for this acquisition, which were determined based on the estimated cash outflow for their settlement on the acquisition date.
Composition of the fair value of the net assets acquired
Below is a summary of the composition of the fair value of the net assets acquired in the amount of R$20,571, as well as the goodwill generated on the acquisition date, is as follows:

Current assets	21,120	Current liabilities	13,513
Cash and cash equivalents	292	Loans and financing	9,736
Accounts receivable	10,295	Other liabilities	3,777
Other assets	10,533
		Non-current liabilities	19,576
Non-current assets	32,540	Loans and financing	2,923
Other assets(1)	12,857	Income tax and social contribution and collection	238
Property, plant and equipment	217	Deferred income tax and social contribution(4)	3,535
Intangible assets(2)	19,466	Provisions for contingencies(3)	7,819
		Other liabilities	5,061

		Fair value of liabilities assumed	33,089
		Fair value of net assets acquired	20,571
		Goodwill(5)	38,590
Fair value of assets acquired	53,660	Total consideration	59,161

.
(1)This refers to the allocation of the fair value attributed to the indemnification asset related to the liabilities, which is being updated by the SELIC rate.
(2)This includes the allocation of the fair value of R$5,460 attributed to the brand, and R$14,000 attributed to the Commercial Relationship.
(3)This includes the allocation of the fair value of R$2,462 attributed to the contingent liability, which is being updated by the SELIC rate.
(4)This refers to deferred income tax and social contribution, net of deferred taxes, on allocations of indemnification assets and contingent liabilities.
(5)This refers to the premium value determined in the acquisition of Samauma, considering the expected future synergies from combining the acquired company's businesses, which may be used for tax purposes.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Non-compete agreement
For the non-compete agreement, recognized separately from the business combination, the income approach was used, based on the “with and without” contract method (“with/without”). Potential losses of net revenue associated with the sellers' performance as competitors were considered, projecting two scenarios: one with the agreement in force and one without.
The main assumptions used in the assessment of the non-compete agreement were: (i) Revenue Reduction Capacity: from 15.0% (2025), 25.0% (2026) to 0.00% (2034); (ii) Probability of Competition: from 10.0% (2025), 50.0% (2026) to 0.00% (2034); (iii) Probable Revenue Loss: from 1.5% (2025), 12.5% (2026) to 0.00%), according to the intersection of the factors above; and (iv) Discount rate (WACC): 18.08% per year; and (v) Perpetual growth rate: 4.0%.
The fair value of the non-compete agreement was estimated at R$7,290, with an amortization term of 4 years.
Other information
The adjusted total purchase consideration will not exceed R$66,451, with payment made as follows: (i) R$22,000 paid in cash, upon completion of the Transaction and; (ii) the balance of R$44,451 will be paid in accordance with contractual clauses, accruing Interbank Deposit Certificate ("CDI") interest rate between the closing date of the transaction and 10 days before the actual payment. Of this balance, R$25,000 refers to the contingent consideration, conditional upon achieving performance targets, as per contractual clauses.
The fair value of accounts receivable totals R$10,295, which does not differ from the book value, consisting of a gross amount of R$11,081, net of estimated losses for impairment in the amount of R$786.
From the acquisition date through to the date of these financial statements, Samauma contributed R$41,996 for the Company's consolidated net operating revenue and a loss of R$6,217 to the Company's results
1.c.2. Business Combination - Acquisition of controlling interest in Fibrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil") by the Company
On July 10, 2025, the Company informed its shareholders and the market in general that it had entered into a Share Purchase Agreement (“SPA”) with Caisse de dépot et placement du Québec (“La Caisse”, formerly “CDPQ”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse, “Grupo La Caisse”), which governs the terms and conditions for the Company's acquisition of all shares issued by FiBrasil held by Grupo La Caisse, representing 50% of FiBrasil's total share capital, as well as subscription warrants issued by FiBrasil (“Transaction”).
FiBrasil operates in the wholesale neutral and independent fiber optic network sector in the Brazilian market. The Company will continue to expand its presence in the fiber market, focusing on improving the customer experience while contributing to the digitalization of the country.
The Transaction was subject to the satisfaction of certain usual conditions precedent for this type of operation, including prior approval by CADE and ANATEL. On October 14, 2025, ANATEL granted prior approval to the Transaction. On October 23, 2025, CADE approved the Transaction without restrictions. After obtaining the regulatory approvals and fulfilling the other precedent conditions, on November 12, 2025, the Transaction was completed.
The signing of the SPA, as well as the terms and conditions of the Transaction, were approved by the Company's Board of Directors. The Company submitted the ratification of the Transaction to the general shareholders' meeting, pursuant to article 256, II of the Brazilian Corporations Law. Consequently, the approval of the transaction by the General Meeting will also give rise to the right of withdrawal for the Company's shareholders who dissent from the resolution (note 36.a).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The acquisition value of the Transaction, updated by the Interbank Deposit Certificate (“CDI”) rate on a pro rata daily basis, as provided in the SPA, was R$858,002, paid on November 12, 2025, in a single installment by the Company to the La Caisse Group. The subscription warrants previously issued by FiBrasil were canceled upon the closing of the Transaction.
The Company already held a 25.01% stake in FiBrasil's capital and, with the completion of the Transaction, the Company became the direct controlling shareholder of FiBrasil, holding 75.01% of its total share capital. Telefónica Infra S.L. Unipersonal retains a 24.99% stake. According to IFRS 3, this acquisition qualifies as a business combination achieved in stages and, in turn, requires the fair value remeasurement of the previously held investment.
The fair value, on the acquisition date, of the equity interest that the Company held in FiBrasil was R$372,251, determined based on the acquisition price adjusted for the control premium. Given that the recorded book balance was R$243,501, the Company recorded a fair value remeasurement gain on the investment of R$128,750, accounted for in the "Other Operating Revenues/Expenses" line item, note 27.
According to IFRS 3, the transferred consideration will be measured at fair value, which is calculated by summing the fair values of the transferred assets, the liabilities assumed on the acquisition date with the former controlling shareholders of the acquired entity, and the interests issued in exchange for control of the acquired entity.
For the allocation of non-controlling shareholders' interests, the Company opted, as permitted by IFRS 3, for the current proportional allocation conferred by equity instruments in the recognized amounts of FiBrasil's identifiable net assets.
Upon completion of the Transaction, effective November 12, 2025, the Company became the direct controlling shareholder of FiBrasil.
As of the date of these consolidated financial statements, the Company is in the final stages of preparing the appraisal report for the allocation of the purchase price (“PPA”), through the analysis of the fair value determination of the identifiable assets acquired and liabilities assumed from FiBrasil. It is estimated that this final analysis will be completed as soon as Management has all relevant information regarding the facts, not exceeding a maximum period of 12 months from the acquisition date.
As of December 31, 2025, the Company's consolidated financial statements includes the preliminary PPA allocations.
The assumptions, critical judgments, methods, and hypotheses used by the Company to determine these fair values were as follows:
Property, plant and equipment and intangible assets
The fair value of property, plant and equipment and intangible assets was assessed based on the application of the Direct Market Comparison Method (“DCDM”) and the Cost Quantification Method.
The DCDM method was used to assess movable and immovable property, as it allows for the estimation of fair value through comparison with recent sales and market prices of similar assets, adjusted for factors such as age, state of conservation, usability, type of sale and, in the specific case of real estate, the region in which they are located.
The Cost Quantification Method consisted of identifying the replacement cost or reproduction cost (“RCN”) of the assets, through the application of the direct and indirect methods.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
For movable assets, the RCN was considered based on investments estimated by FiBrasil's engineering department, while the indirect cost method was applied to assets not covered by the direct cost. The adjustment factors and price indices used in the estimates were derived from inflation indices published by the Brazilian Institute of Geography and Statistics (“IBGE”).
As a result of the calculation described, the fair value of the fixed and intangible assets was R$1,615,657, with depreciation and amortization periods that follow the useful life of the assets evaluated.
Contingent Liabilities
According to IFRS 3, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination even if it is not probable that outflows of resources will be required to settle the obligation, provided that it is a present obligation arising from past events and its fair value can be reliably measured. Meeting the aforementioned requirements, contingent liabilities were recognized in this acquisition at a fair value of R$24,065, which were determined based on the estimated cash outflow for their settlement on the acquisition date.
Composition of the fair value of the net assets acquired
Below is a preliminary summary of the fair value composition of the net assets acquired in the amount of R$798,779, as well as the goodwill generated on the acquisition date, subject to further adjustments upon completion of the work:

Current assets	218,901	Current liabilities	182,541
Cash and cash equivalents	78,044	Debentures	199
Accounts receivable	104,694	Leases	77,551
Other assets	36,163	Personnel, charges and social benefits	47,271
		Suppliers	47,200
Non-current assets	1,853,812	Other liabilities	10,320
Deferred income tax and social security contributions(1)	61,199
Other assets	10,291	Non-current liabilities	1,091,393
Property, plant and equipment(2)	1,735,838	Debentures	903,964
Intangible assets(3)	46,484	Leases	150,687
		Provisions for contingencies(4)	25,593
		Personnel, charges and social benefits	9,987
		Other liabilities	1,162

		Net assets acquired	798,779

		Goodwill(5)	631,169

		Non-controlling interest	(199,695)

		Portion of the Company's previous holding, remeasured at fair value.	(372,251)

Fair value of assets acquired	2,072,713	Total consideration	858,002

(1) Includes R$8,182 of deferred income tax and social contribution on the allocation of fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(2) Includes R$159,285 of the allocation of fair value attributed to fixed asset items. It also includes R$166,665 in right of use assets.
(3) Includes R$2,105 of the allocation of fair value attributed to intangible assets.
(4) Includes R$24,065 of the fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(5) Refers to the goodwill value determined in the acquisition of FiBrasil.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Other Information
The fair value of accounts receivable totals R$104,694, which does not differ from the book value, which consists of a gross value of R$105,563, net of estimated impairment losses of R$869.
From the acquisition date to the completion of these consolidated financial statements, FiBrasil contributed R$4,620 for the Company's consolidated net operating revenue and a net income of R$4,515 to the Company's consolidated results.
1.c.3. Business Combination - Acquisition / PPA and Merger of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and Acquisition of IPNET USA, LLC (“IPNET USA”) by Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)
Acquisition / Purchase Price Allocation (PPA)
On July 22, 2024, CloudCo Brasil, a directly controlled subsidiary of the Company, entered into a share purchase agreement and other agreements for the acquisition of all issued shares of IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) (“Transaction”), for a value of up to R$223,799, conditional upon the achievement of certain operational and financial metrics. This value includes a non-compete agreement that was recognized separately from the business combination at a fair value of R$26,964. The remaining purchase price R$196,835 was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible asset.
The IPNET Group engages in, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration, and related support.
The Transaction documents contain terms and provisions common to this type of transaction, and its completion was subject to the fulfillment of certain precedent conditions, including obtaining authorization from CADE and implementing a corporate reorganization involving the incorporation of the companies Metarj Soluções em Geotecnologia e Desenvolvimento de Sistemas Ltda. (“Metarj”) and XL Solutions Ltda. (“XL”) by IPNET.
The aforementioned precedent conditions were met with the final and unappealable decision by CADE, dated September 3, 2024, which approved the Transaction without restrictions through Concentration Act No. 08700.005417/2024-69; and the corporate reorganization with the incorporations of Metarj and XL by IPNET, which occurred in September 2024.
With the completion of the Transaction, effective October 1, 2024, CloudCo Brasil became the direct controlling shareholder of IPNET.
The Transaction expanded CloudCo Brasil's product portfolio and strengthened its professional and managed services, enabling its acceleration and growth. The investment also reinforces the Company's digital ecosystem in the B2B business, with advancements in innovative solutions.
According to IFRS 3, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by summing the fair values of the assets transferred, the liabilities assumed at the acquisition date with the former controlling shareholders of the acquired company, and the interests issued in exchange for control of the acquired company.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
At the date of these consolidated financial statements of the Company, CloudCo Brasil had already completed the report for the purchase price allocation ("PPA"), through the analysis of the fair value determination of the identifiable assets acquired and liabilities assumed from IPNET.
The assumptions, critical judgments, methods, and hypotheses used by CloudCo Brasil to determine these fair values were as follows:
Brand
For brand valuation, a profitability approach ("Income approach") was used, employing the relief from royalties method. This method assumes that the intangible asset has a fair value based on royalty income and represents the savings of the asset owner – the owner does not need to pay royalties to a third party for the license to use the intangible asset. Management's intention at the time of acquiring the stake was to utilize the acquired company's know-how and its ability to implement the new business model.
The main assumptions used in the brand valuation were: (i) Revenue: the valuation of the intangible asset was based on net revenue projections supported by the entity's historical growth, without the synergy of the IPNET acquisition; (ii) Royalty rate: according to research conducted at the time, we observed that the internet services market used an average royalty rate of approximately 1% on net revenue; (iii) Costs and Expenses related to the brand: a percentage of 10% of net revenue was considered for royalties for brand maintenance, such as marketing expenses and others; (iv) Tax rate: 34%, according to Brazilian tax legislation; and (v) Discount rate (“WACC”) after taxes: 18.23%.
As a result of the calculation described, the fair value of the brand was R$10,099, with an amortization period of 5 years.
Customer Portfolio
The customer portfolio was valued using the Multi-period Excess Earnings Method (“MEEM”). This method for valuing the customer portfolio was used due to the possibility of directly attributing the generated cash flow to the identified asset.
The main assumptions used in the valuation of the customer portfolio were: (i) Revenue: for portfolio projection purposes, we considered the net recurring revenue for the year 2024. The average customer retention rate was calculated, as well as the evolution of average revenue per customer over the periods. The portfolio decline (“churn”) was estimated at 20%; (ii) Deductions and Expenses: deductions from gross revenue were projected according to actual applicable tax rates, substantially sales or service taxes. Costs and expenses were projected by comparing historical data and forecasting improvements in gross margin through actions to contain fixed costs over time; (iii) Tax rate: 34%, according to Brazilian tax legislation; (iv) Discount rate (“WACC”) after taxes: 18.23%.
As a result of the calculation described, the fair value of the customer portfolio was R$28,619, with an amortization period of 5 years.
Contingent Liabilities
According to IFRS 3, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination even if it is not probable that outflows of resources will be required to settle the obligation, provided that it is a present obligation arising from past events and its fair value can be reliably measured. Meeting the above requirements, contingent liabilities at a fair value of R$8,964 were recognized in this acquisition, which were determined based on the estimated cash outflow for their settlement on the acquisition date.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Composition of the fair value of the net assets acquired
Below is a summary of the composition of the fair value of the net assets acquired in the amount of R$20,436, as well as the goodwill generated on the acquisition date:

Current assets	31,206	Current liabilities	35,867
Cash and cash equivalents	13	Loans and financing	3,063
Accounts receivable	27,177	Other liabilities	32,804
Other assets	4,016
		Non-current liabilities	110,320
Non-current assets	135,417	Loans and financing	2,500
Other assets(1)	95,634	Income tax and social contribution and collection	38,123
Property, plant and equipment	1,065	Deferred income tax and social contribution(3)	12,187
Intangible assets(2)	38,718	Provisions for contingencies(4)	32,716
		Other liabilities	24,794

		Fair value of liabilities assumed	146,187
		Fair value of net assets acquired	20,436
		Goodwill(5)	176,399
Fair value of assets acquired	166,623	Total consideration	196,835

.
(1)This refers to the allocation of R$95,634 of the fair value attributed to the indemnification asset related to the contingent liability, which is being updated by the SELIC rate.
(2)This refers to the allocation of fair value attributed to intangibles of R$38,718, being: (i) brand (R$10,099); and (ii) customer portfolio (R$28,619).
(3)This refers to deferred income tax and social security contributions on the allocation of fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(4)This includes the allocation of the fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(5)This refers to the goodwill value determined in the acquisition of IPNET, considering the expected future synergies from combining the acquired company's businesses, which may be used for tax purposes.
Non-compete Agreement
For the non-compete agreement recognized separately from the business combination, the income approach was used, based on the "with/without" method. This method consists of projecting the expected cash flows for the two scenarios: one with the non-compete agreement and the other without the non-compete agreement. The cash flow without the non-compete agreement considers a revenue loss rate and a probability of the potential competitor effectively competing with the Company. The difference between the cash flows of the two scenarios, which corresponds to the loss avoided by the non-compete agreement, is brought to present value by the specific rate of return for this asset and compared with the present value of the original cash flow (without revenue loss).
The main assumptions used in the assessment of the non-compete agreement were: (i) Revenue Reduction Capacity: from 15.0% (2024), 25.0% (2025) to 10.0% (2033); (ii) Probability of Competition: from 10.0% (2024), 50.0% (2025) to 30.0% (2033); (iii) Probable Revenue Loss: from 1.5% (2024), 12.5% (2025) to 3.0% (2033), according to the intersection of the factors above; and (iv) Discount rate (WACC): 18.2% per year; and (v) Perpetual growth rate: 3.5%.
As a result of the calculation described, the fair value of the non-compete agreement was R$26,964, with an amortization period of 6 years.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Other information
The total consideration amount was R$196,835, with payment made as follows: R$33,043 paid in cash upon completion of the Transaction, and the remaining balance of R$163,792 is being paid according to contractual clauses, updated by the variation in the IPCA/SELIC rate. Of this balance, R$140,000 refers to the contingent consideration, conditional upon achieving performance targets, as per contractual clauses.
The fair value of accounts receivable totals R$27,177, which does not differ from the book value, which consists of a gross value of R$31,714, net of estimated impairment losses of R$4,537.
Merger of IPNET by CloudCo Brasil
On November 3, 2025, the Company informed its shareholders and the market in general that, on November 1, 2025, CloudCo Brasil merged IPNET, which was consequently extinguished (“Merger”).
The Merger consisted of a corporate and operational reorganization aimed at promoting administrative and economic benefits through the simplification of operational structures, reduction of costs related to the operations and activities carried out by IPNET and CloudCo Brasil, and leveraging internal synergies. In addition, the Merger was carried out based on the book value of IPNET’s net assets and did not result in any changes to CloudCo Brasil’s share capital or to the Company’s equity interest in CloudCo Brasil.
Finally, as a consequence of the Merger, CloudCo Brasil succeeded IPNET in all of its assets, liabilities, rights, and obligations.
Since IPNET and CloudCo Brasil were already within the Company's consolidation perimeter and there was no participation from any other company, this merger did not cause any impact on the Company's consolidated financial statements.
1.c.4. Corporate Reorganization of Investees - VivaE and Vivo Ventures
On October 6, 2025, the Company informed its shareholders and the market in general that, on that same date, it concluded a corporate reorganization involving its stake in VivaE Educação Digital S.A. (“VivaE” and “Transaction”), a company jointly owned by the Company and Ânima Holding S.A. The Transaction consisted of the contribution of all of the Company's VivaE shares to the Vivo Ventures Multistrategy Investment Fund for Foreign Investment - Limited Liability (“Vivo Ventures”), as a way of paying for part of the quotas already subscribed by the Company in said fund, representing, therefore, a contribution of R$17,375, according to an independent valuation by a specialized company. Vivo Ventures is a private equity fund held by the Company, as the majority shareholder, together with Telefónica Open Innovation, S.L. The book value of the investment that the Company held in Vivo Ventures on the date of this corporate reorganization was R$11,222, generating an investment gain of R$6,153, Notes 12.c and 27.
Continuing the Operation, on November 25, 2025, VivaE entered into a business combination agreement with Ada Tecnologia e Educação S.A. (“Ada”), a company specializing in providing services and developing solutions focused on teaching programming and technology in the B2B business, thus allowing VivaE and Ada to generate synergies and be closer to strategic partnerships in this business.
As a result of this corporate reorganization, the Company ceased to hold a stake in VivaE and, after the necessary capital contributions to Vivo Ventures (98.00)%, retained the same stake in Vivo Ventures, Note 12.b.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
1.c.5. Structuring of the Vivo Pay III Investment Fund in Credit Rights Limited Liability ("Vivo Pay III")
On November 7, 2025, the automatic registration of Vivo Pay III was completed with the CVM, as a closed-end fund with an indefinite duration. Vivo Pay III may be liquidated by resolution of the general meeting in accordance with its regulations.
The purpose of Vivo Pay III is to provide its quota holders with the appreciation of their shares through the investment of its net assets in the acquisition of: (i) eligible credit rights, formalized by supporting documents that meet the eligibility criteria and assignment conditions, and (ii) financial assets, in compliance with all portfolio composition and diversification indexes of the fund.
The acquisition of eligible credit rights and other financial assets will originate from credit and financing transactions carried out electronically by the Company’s customers under the Vivo Pay program, exclusively through the electronic platform made available by the Company.
Vivo Pay III began its operations on November 24, 2025, issuing 2,000 (two thousand) junior subordinated quotas with an initial unit nominal value of R$1,000.00 (one thousand reais).
1.c.6. Acquisition of Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”) by Telefônica Infraestrutura e Segurança Ltda. (“TIS”), an indirect subsidiary (Business Combination)
On December 9, 2025, the Company informed its shareholders and the market in general that, on that same date, its indirect subsidiary Telefônica Infraestrutura e Segurança Ltda. (“TIS”) has completed, with Telefónica Cybersecurity & Cloud Tech, S.L. (“TTech”), company belonging to the Telefónica S.A. Group,the acquisition of all shares issued by Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”).
CyberCo Brasil offers integrated cybersecurity and information security solutions, including devices, networks, cloud, identity management, incident and vulnerability response, as well as consulting, projects, and software and hardware resale.
The transaction aims to expand the portfolio of information security solutions, optimize service offerings, accelerate launches, integrate the sales force, and reinforce the growth strategy in customer-focused digital solutions.
The total price paid for the acquisition of all shares of CyberCo Brasil was R$232,000, conditional upon the achievement of certain financial metrics.
The documents formalizing the transactions contain terms and provisions common to this type of operation and do not depend on obtaining any regulatory authorizations or approvals in addition to those already obtained in accordance with the Company's internal governance.
Considering that business combinations between entities under common control have not yet been specifically addressed by IFRS Accounting Standards, an entity is required to apply the hierarchy set forth in paragraphs 10-12 of IAS 8 to choose the accounting policy to be adopted.
An entity may therefore choose to account for combinations between entities under common control using the acquisition method based on IFRS 3 or the predecessor value method.
This Transaction, which, as described above, involves companies under common control, was accounted for at the carrying amount of the net assets acquired (“Predecessor Value Method”). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in TIS's equity as “Other capital reserves”.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
With the completion of the acquisition, as of December 9, 2025, CyberCo Brasil became directly controlled by TIS and indirectly controlled by the Company.
The results and statement of financial position of CyberCo Brasil are incorporated in this financial statements prospectively from the date on which the business combination between entities under common control occurred.
Below, we present the composition of the book value of the identifiable net assets acquired in the amount of R$59,603.

Current assets	139,392	Current liabilities	96,083
Cash and cash equivalents	32,583	Suppliers	55,629
Accounts receivable	65,574	Provision for contingencies	1,821
Other assets	41,235	Other liabilities	38,633

Non-current assets	16,322	Non-current liabilities	28
Deferred income tax and social security contributions	3,656	Other liabilities	28
Other assets	6,283
Property, plant and equipment	5,155
Intangible assets	1,228

Value of assets acquired	155,714	Value of identifiable net assets acquired	59,603
Other Information
The Transaction values were recognized in the TIS as follows: R$59,603, for the initial recognition of the investment in CyberCo Brasil's equity and R$168,729 in other capital reserves; offset by R$16,332, for the present value of the financing with TTech (amount relating to the contingent consideration, conditional upon achieving performance targets, as per contractual clauses) and R$212,000 in cash, for the payment made to TTech.
From the acquisition date to the completion of these consolidated financial statements, CyberCo Brasil contributed R$442 for the Company's consolidated net operating revenue and a loss of (R$3,875) to the Company's consolidated result.
The value of accounts receivable totals R$65,574 and there are no estimated impairment losses provisioned.
1.c.7. Share buyback program / Capital Reductions / Reverse Stock Split and Stock Split
The corporate events relating to the Company's equity are described in notes 24.a.1 - Capital Reductions; 24.a.2 - Share Consolidation and Splitting; and 24.b - Share Repurchase Program.
1.d. Tax Reform on consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Consumption Tax Reform (“Reform”). To initiate the process of regulating the constitutional amendment, Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025. Additionally, on January 13, 2026, Complementary Law No. 227/2026 was approved, which, among other topics, creates the IBS management committee, regulates tax litigation, and establishes rules for the administration of the new taxes.
The Reform model is based on a dual VAT divided into two jurisdictions, one federal (Contribution on Goods and Services - CBS) and one sub-national (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS and ISS taxes.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
In 2026, it will be necessary to highlight CBS (0.9%) and IBS (0.1%) for statistical purposes. Consequently, there will be no collection or financial impact. The Company is prepared to issue and receive tax documents highlighting IBS and CBS. Only from January 2027 onwards will the new taxes begin to financially impact the Company.
It is worth noting that the impacts of the Tax Reform will only be fully known after the other stages of legal and sub-legal regulation, which may include the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes.
Since the changes will be applied prospectively, has not effect of the Reform on the financial statements as of December 31, 2025.
2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
2.a. Statement of compliance
The consolidated financial statements were prepared and are being presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Due to the reverse stock split and stock split processes that occurred in 2025, described in note 24.a.2), the comparative information as of December 31, 2024 and 2023, relating the number of shares presented in Note 24, as well as the calculation of basic and diluted earnings per share, disclosed in the income statements and in Note 24.i, has been adjusted.
The Board of Directors authorized the issuance of this consolidated financial statements at the meeting held on February 12, 2026.
2.c. Functional and reporting currency
The Company’s financial statements for the years ended December 31, 2025, 2024 and 2023 are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real (R$).
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
2.d. Basis of consolidation
In the financial statements, the investment and all asset and liability balances, income and expenses arising from transactions and equity interests in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained using the equity method in the consolidated financial statements.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2025 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2024 except for the changes required by the new pronouncements, interpretations and amendments, approved by the International Accounting Standards Board (IASB), which are effective from January 1, 2025, as follows:
•Amendments to IAS 21 – Effects of changes in exchange rates and conversion of financial statements: In August 2023, the IASB amended IAS 21 – Effects of Changes in Exchange Rates and Translation of Financial Statements, adding new requirements to help entities determine whether a currency is convertible into another currency and, when it is not, what spot exchange rate should be used. Prior to these amendments, IAS 21 only specified the exchange rate to be used when the lack of convertibility was temporary.
The adoption of these amendments did not have any impact on the consolidated financial statements in the initial period of adoption (January 1, 2025).
New IFRS pronouncements, issuances, amendments, and IASB interpretations
The new standards and interpretations, as well as any amendments issued but not yet in effect as of the date of issuance of the Company's consolidated financial statements, are described below. The Company intends to adopt these new standards, interpretations, and amendments, if applicable, when they become effective.
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7: On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 To address recent practical issues, improve understanding, and include new requirements applicable to companies in general and not just financial institutions, the amendments: (i) clarify the recognition and derecognition dates of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; (ii) clarify and add further guidance for assessing whether a financial asset meets the criteria for exclusive principal and interest payments (“SPPI”), including situations where a contingent event occurs; (iii) add new disclosures for certain instruments with contractual terms that may alter cash flows (such as some financial instruments with features linked to compliance with environmental, social, and governance targets); and (iv) update disclosures for equity instruments designated at fair value through other comprehensive income (“FVOCI”).. Effective for annual periods beginning on or after 1 January 2026.
•Annual Improvements to International Financial Reporting Standards (IFRS) - Volume 11: The annual improvements are limited to changes that aim to clarify the wording of some international accounting standards (IFRS Accounting Standards) or correct relatively minor unintended consequences, omissions, or conflicts between the requirements of the international accounting standards (IFRS Accounting Standards). The changes relate to the following standards: (i) IFRS 1 - "Initial Adoption of International Financial Reporting Standards"; (ii) IFRS 7 - "Financial Instruments: Disclosure and Guidance on Implementation of IFRS 7"; (iii) IFRS 9 - "Financial Instruments"; (iv) IFRS 10 - "Consolidated Financial Statements"; (v) IAS 7 - "Statement of Cash Flows"
Effective for annual periods beginning on or after January 1, 2026. The Company does not expect these changes to have an impact on its financial statements.
•IFRS 18: Presentation and Disclosure in Financial Statements: In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. In addition, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The standard also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes new requirements for the aggregation and disaggregation of financial information based on the identified “functions” of the primary financial statements (PFS) and the notes.
IFRS 18 will take effect for reporting periods beginning on or after January 1, 2027, with early application permitted and subject to disclosure, although early adoption is not permitted in Brazil. IFRS 18 will have retrospective application.
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
The Company is currently working to identify the impacts that the new standards and amendments will have on the financial statements.
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
The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: corporate events in 2025 (Business Combinations), trade accounts receivable; deferred income and social contribution taxes; property and equipment; intangible assets; impairment of non-financial assets; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and risk and capital management.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
3.b. Breakdown

	12.31.2025	12.31.2024
Short-term investments(1)	6,945,770	6,542,862
Cash and banks(2)	86,569	148,236
Total	7,032,339	6,691,098

.
(1)Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements held by top tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On December 31, 2025, the average remuneration of these short-term investments corresponded to 100.04% of the CDI (99.66% on December 31, 2024).
(2)On December 31, 2025 and 2024, the Consolidated balances included R$16,694 and R$18,308, respectively, related to the Financial Clearing House, with a Telefónica Group member company (Note 29.).
4. FINANCIAL INVESTMENTS

	12.31.2025	12.31.2024
Guarantee for legal proceedings(1)	41,308	42,619
Financial applications - LFT(2)	99,102	—
Total	140,410	42,619

Current	99,102	—
Non-current	41,308	42,619

(1)Refer to amounts of financial investments pledged as guarantees for legal proceedings (notes 20. e 34.b.).
(2)Refer to financial investments in Treasury Financial Bills (“LFTs”), made by the subsidiaries Vivo Pay I Fundo de Investimentos em Direitos Creditórios and Vivo Pay Sociedade de Crédito Direto. They are financial assets measured at fair value through profit or loss.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
With regard to the Vivo Pay FIDCs, whose expected credit loss amounts represent 6.79% and 6.98% of the total consolidated expected credit losses as of December 31, 2025 and 2024, respectively, the assumptions include: (i) stop accrual: for the calculation of the present value of each credit right, interest related to credit operations that are in arrears equal to or greater than sixty days is no longer recognized; (ii) application of the rating cure methodology: the respective ratings of credit rights with higher risks than the AA level are positively impacted according to the number of days the credit right is in arrears; and (iii) application of the wagon effect: for credit rights of the same debtor, the provision for losses must be measured over the entire expected cash flow of that debtor, taking into account the nature of the transaction and the characteristics of the guarantees, such as sufficiency and liquidity. An impairment loss is calculated as the difference between the carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss, and interest on the delinquent asset continues to be recognized for up to 60 days in arrears. When a subsequent event indicates a reversal of the impairment loss, the decrease in the loss is reversed and recorded in profit or loss.
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
5.c. Breakdown

	12.31.2025	12.31.2024
Services and goods(1)	12,250,210	11,001,308
Interconnection amounts(1)/(2)	634,221	632,033
Vivo Pay I - FIDC	348,848	360,411
Amounts from related parties (Note 29)(1)	50,292	63,240
Gross accounts receivable	13,283,571	12,056,992
Estimated impairment losses	(2,380,452)	(2,215,251)
Net accounts receivable	10,903,119	9,841,741

Current	10,619,617	9,471,592
Non-current	283,502	370,149

(1)The consolidated include R$3,024,347 and R$2,752,975 to be billed to customers on December 31, 2025 and 2024, respectively. It also includes the amounts of contractual assets (Note 25.a.), shown in item d), of this Note.
(2)Refer to billed amounts from other telecommunications operators.
The consolidated non-current balances refer to the present value receivable from: (i) resale installments of goods (B2B), with maturities of up to 24 months; (ii) Vivo Tech products, with maturities of up to 60 months; and (iii) the right to credits from the Vivo Pay I FIDC, with maturities of up to 36 months. These values are net of their estimated impairment losses.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
On December 31, 2025, and 2024, no customer represented more than 10% of trade accounts receivable, net.
The following are amounts receivable, by maturity:

	12.31.2025	12.31.2024
Falling due	9,252,301	7,951,826
Overdue – 1 to 30 days	1,070,093	1,134,436
Overdue – 31 to 60 days	266,390	261,861
Overdue – 61 to 90 days	127,779	212,887
Overdue – 91 to 120 days	63,929	147,320
Overdue – over 120 days	122,627	133,411
Total	10,903,119	9,841,741
5.d. Changes in contractual assets

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on December 31, 2023	117,796	(24,690)	93,106
Additions	342,286	(4,787)	337,499
Write-offs	(311,114)	—	(311,114)
Balance on December 31, 2024	148,968	(29,477)	119,491
Additions	362,389	—	362,389
Write-offs / reversals	(345,775)	368	(345,407)
Balance on December 31, 2025	165,582	(29,109)	136,473
5.e. Changes in estimated losses for impairment

Balance on December 31, 2023	(2,437,845)
Supplement to estimated losses, net of reversal (Note 26.)	(1,523,263)
Write-off	1,750,394
Business combination - IPNET (Note 1.c.3.)	(4,537)
Balance on December 31, 2024	(2,215,251)
Supplement to estimated losses, net of reversal (Note 26.)	(1,581,337)
Write-off	1,417,791
Business combination - Samauma (Note 1.c.1)	(786)
Business combination - FiBrasil (Note 1.c.2)	(869)
Balance on December 31, 2025	(2,380,452)
6. INVENTORIES
6.a. Accounting policy
These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 26.).
6.b. Breakdown

	12.31.2025	12.31.2024
Materials for resale	1,505,519	1,137,262
Materials for consumption	28,986	27,538
Other inventories	62,890	32,036
Gross inventories	1,597,395	1,196,836
Estimated losses from impairment or obsolescence	(121,397)	(99,598)
Net total	1,475,998	1,097,238
7. PREPAID EXPENSES

	12.31.2025	12.31.2024
Incremental costs in obtaining contracts with customers (1)	3,356,376	2,842,824
Network maintenance and use of third-party software.	893,514	610,902
Advertising and publicity	176,989	203,884
Personal	157,750	112,421
Financial charges	177,199	122,325
Rental, insurance and other	148,677	61,799
Total	4,910,505	3,954,155

Current	2,414,780	1,868,954
Non-current	2,495,725	2,085,201

(1)The incremental costs in obtaining contracts with customers are substantially represented by sales commissions paid to partners for securing customer contracts, according to IFRS 15 and deferred to profit or loss in accordance with the contract term and/or economic benefit to be generated, usually from 2 to 6 years.
Below, we present the movement of incremental costs in obtaining contracts with customers:

Balance on December 31, 2023	1,986,764
Additions	1,812,437
Write-offs (amortizations)	(956,377)
Balance on December 31, 2024	2,842,824
Additions	1,787,044
Write-offs (amortizations)	(1,273,492)
Balance on December 31, 2025	3,356,376

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.
8.a.3. New calculation rule ("Pillar II") - Organization for Economic Co-operation and Development ("OECD")
On December 27, 2024, Law 15.079/24 was enacted, establishing an additional Social Contribution on Net Income (“CSLL”) as part of the process of adapting Brazilian legislation to the OECD Global Rules Against Base Erosion (“Pillar II”). According to this law, whenever the Company, adopting the calculation criteria provided therein, determines an effective combined rate of Income Tax and Social Contribution on Net Profit lower than 15%, it must make an additional payment until it reaches this minimum percentage. This rule has been in effect since January 2025, and the The Company will not experience a significant impact from this rule on tax payments as it already complies with the established limits.
Transfer Pricing Rules – Alignment with OECD Standards
On December 28, 2022, Law No. 14,596/2023 was published, later regulated by RFB Normative Instruction No. 2,161/2023, which established the new Brazilian Transfer Pricing regime, aligned with OECD guidelines. The new rules became mandatory as of January 1, 2024, and aim to ensure that intercompany transactions are carried out in accordance with the arm's length principle.
The Company is currently in the process of preparing the analysis for the corresponding fiscal year, including a comparability study, supporting documentation, and a review of applicable methods, as provided for in current legislation. Although the technical process is still under development, the Company does not expect significant impacts from the adoption of the new transfer pricing regime, given the nature of the transactions carried out and the history of compliance with international standards.
The Company will continue to monitor the application of the regulations and will keep its financial statements updated based on any adjustments identified upon completion of the formal transfer pricing analysis.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
8.c. Income and social contribution taxes recoverable

	12.31.2025	12.31.2024
Income taxes recoverable	331,342	711,237
Social contribution taxes recoverable	24,944	141,457
Total	356,286	852,694
8.d. Income and social contribution taxes payable

	12.31.2025	12.31.2024
Income taxes payable	301,699	170,125
Social contribution taxes payable	90,606	55,128
Total	392,305	225,253

Current	130,866	9,898
Non-current	261,439	215,355
The amounts on December 31, 2025 and 2024, include R$269,158 and R$216,497, respectively, referring to taxes covered by IFRIC 23 (Note 8.g.).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
8.e. Deferred taxes
8.e.1. Breakdown and changes
Below, we present the composition and movement of the main components of deferred income tax (“IR”) and social contribution (“CS”).

	Balance on 12.31.2023	Income statement	Comprehensive income	IPNET Business Combination (Note 1.c.3)	Balance on 12.31.2024	Income statement	Comprehensive income	Samauma Business Combination (Note 1.c.1)	FiBrasil Business Combination (Note 1.c.2)	Balance on	Cyber Business Combination (Note 1.c.6)	Balance on 12.31.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,097,731	(376,950)	—	—	1,720,781	(362,749)	—	—	79,694		—	1,437,726
Income and social contribution taxes on temporary differences(2)	(5,339,226)	(77,430)	(149,400)	(12,187)	(5,578,243)	192,336	54,654	(3,535)	(18,495)		3,656	(5,349,627)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	(321,522)	—	19,604	2,088,350	49,643	—	837	8,702		—	2,147,532
Trade accounts payable and other provision	1,895,643	465,563	—	—	2,361,206	606,736	—	—	2,454		369	2,970,765
Customer portfolio and trademarks	(178,158)	33,959	—	—	(144,199)	14,105	—	—	—		—	(130,094)
Estimated losses on impairment of accounts receivable	622,046	(623)	—	(1,542)	619,881	76,303	—	—	296		—	696,480
Estimated losses from modems and other P&E items	109,985	4,794	—	—	114,779	(1,466)	—	—	—		—	113,313
Pension plans and other post-employment benefits	364,335	30,067	(149,103)	—	245,299	(64,296)	30,138	—	—		—	211,141
Profit sharing	223,420	(13,590)	—	—	209,830	10,237	—	—	4,477		2,222	226,766
Licenses	(2,366,402)	157,762	—	—	(2,208,640)	157,760	—	—	—		—	(2,050,880)
Goodwill from incorporated companies (Spanish and Navytree, Vivo Part., GVTPart., Garliava and Vita IT)	(7,443,807)	(234,417)	—	—	(7,678,224)	(211,661)	—	—	(16,856)		—	(7,906,741)
Property and equipment of small value	(1,190,678)	(56,360)	—	—	(1,247,038)	12,475	—	—	—		—	(1,234,563)
Technological Innovation Law	(7,158)	1,440	—	—	(5,718)	1,422	—	—	—		—	(4,296)
On other temporary differences	241,280	(144,503)	(297)	(30,249)	66,231	(458,922)	24,516	(4,372)	(17,568)		1,065	(389,050)
Total deferred tax (Liabilities), non-current	(3,241,495)	(454,380)	(149,400)	(12,187)	(3,857,462)	(170,413)	54,654	(3,535)	61,199		3,656	(3,911,901)

Deferred tax assets	9,177,084				8,947,536							9,593,230
Deferred tax liabilities	(12,418,579)				(12,804,998)							(13,505,131)
Deferred tax liabilities, net	(3,241,495)				(3,857,462)							(3,911,901)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	177,245				158,215							314,284
Deferred tax (Liabilities)	(3,418,740)				(4,015,677)							(4,226,185)

(1)Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.
(2)Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.
8.e.2. Unrecognized tax credits
On December 31, 2025 and 2024, there were unrecognized deferred tax assets for to income tax and social contribution carryforward losses of the Company's subsidiaries (in 2025: POP, Recicla V, TGLog and FiBrasil; and in 2024: POP, Recicla V, TGLog and CloudCo), of R$95,922 and R$12,602 on December 31, 2025 and 2024, respectively, as offset against future taxable profits is not assured.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
8.e.3. Expected realization
Below, we present the expected periods for the realization of net deferred taxes, based on projections that may change in the future.

Year
2026	3,844,462
2027	609,619
2028	261,473
2029	92,491
2030	(332,578)
2031 onwards	(8,387,368)
Total	(3,911,901)
8.f. Reconciliation of income tax and social contribution expense
The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.
The statutory tax rate is 34% (income tax of 25% and social contribution tax of 9%) for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Income before taxes	7,270,943	6,763,809	5,573,916
Income and social contribution tax expenses, at the tax rate of 34%	(2,472,121)	(2,299,695)	(1,895,131)
Permanent differences
Tax benefit related to interest on equity allocated	1,145,800	1,055,700	881,202
IR and CS on interest SELIC update of undue debts	—	—	89,254
Non-deductible expenses, gifts, incentives	(147,708)	(128,670)	(95,677)
Exploration profit	32,412	85,369	90,258
Equity pickup	(6,197)	(1,479)	(4,623)
Unclaimed interest on equity	(14,169)	(19,182)	(19,253)
Deferred taxes on tax losses, negative basis and temporary differences recognized in subsidiaries	32,469	—	84,274
Other exclusions, net	336,114	101,480	335,757
Tax debits	(1,093,400)	(1,206,477)	(533,939)

Effective rate	15.0%	17.8%	9.6%
Current income and social contribution taxes	(922,987)	(752,097)	(665,499)
Deferred income and social contribution taxes	(170,413)	(454,380)	131,560

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
8.g. Uncertainties about Income tax treatments
The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$40,297,796 and R$36,939,312 on December 31, 2025 and 2024, respectively. The Administration, supported by the opinion of its legal advisors, believes that a large portion of these deductions will likely be accepted in final decisions by higher courts (probability of acceptance greater than 50%). These amounts are adjusted for inflation using the SELIC rate.
When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$269,158 and R$216,497 on December 31, 2025 and 2024, respectively. These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.
9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	12.31.2025	12.31.2024
State VAT (ICMS)(1)	2,321,798	1,980,977
PIS and COFINS	558,973	517,616
Withholding taxes and contributions(2)	334,941	326,802
Other taxes	90,806	87,043
Total	3,306,518	2,912,438

Current	2,687,600	2,306,093
Non-current	618,918	606,345

(1)Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$568,579 and R$563,895 on December 31, 2025 and 2024 , respectively.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	12.31.2025	12.31.2024
Judicial deposits
Tax	1,703,327	1,697,070
Civil	929,909	891,872
Regulatory	267,596	325,810
Labor	43,683	67,859
Total	2,944,515	2,982,611
Garnishments	19,803	21,112
Total	2,964,318	3,003,723

Current	107,565	150,993
Non-current	2,856,753	2,852,730
The table below presents the classified balances on December 31, 2025 and 2024 of the tax judicial deposits (classified by tax).

Tax	12.31.2025	12.31.2024
Universal Telecommunication Services Fund (FUST)(1)	656,567	622,820
State Value-Added Tax (ICMS)(2)	411,581	432,253
Social Contribution Tax for Intervention in the Economic Order (CIDE)(3)	355,555	338,694
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	65,358	61,935
Telecommunications Inspection Fund (FISTEL)	58,912	55,801
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	30,225	29,425
Withholding Income Tax (IRRF)	6,720	45,360
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	29,537	27,503
Other taxes, charges and contributions	88,872	83,279
Total	1,703,327	1,697,070

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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
11. OTHER ASSETS

	12.31.2025	12.31.2024
Related-party receivables (Note 29.)	26,471	115,400
Sale of real estate and other receivables	473,091	255,317
Advances to employees and suppliers	55,522	60,811
Surplus from post-employment benefit plans (Note 31)(1)	182,907	157,046
Compensation assets (IPNET and VSS acquisitions)	141,610	133,038
Assets held for sale(2)	8,761	—
Subletting of assets and other amounts to be realized	16,866	7,364
Total	905,228	728,976

Current	419,300	360,141
Non-current	485,928	368,835

(1)On December 31, 2025 and 2024, it includes the amounts of R$179,493 and R$153,714, respectively, referring to the distribution of the PBS-A surplus.
(2)These refer to the residual cost of properties classified as available for sale in their current condition, in the process of formalizing the purchase and sale agreement. Depreciation of these properties ceased as of the date of reclassification of property and equipment.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
12.a.2. Joint control
Joint control is the contractually agreed sharing of control, existing only when decisions about relevant activities require the unanimous consent of the parties sharing control.
Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The statement of income reflects the portion of the results of operations of the investees.
Exchange rate variations in the equity of Aliança (joint control) are recognized in equity in other comprehensive income (“Effects of the translation of foreign investments”, note 24.f.). The functional and presentation currency of Aliança, an investee of the Company based in the Netherlands, is the Euro.
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
Acquisitions involving companies under common control are accounted for at the carrying amount of the net assets acquired/identifiable net liabilities (“Predecessor Value Method”). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired/identifiable net liabilities will be recorded in equity as “Other capital reserves”.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
12.b. Information on investees
On December 31, 2025 and 2024, the Company held direct equity interests in subsidiaries and jointly controlled companies, as follows:

		Equity interests
Investees	Type of investment	31.12.2025	31.12.2024	Country (Headquarters)	Core activity
Terra Networks Brasil Ltda ("Terra Networks")(1)	Controlled	100.00%	100.00%	Brasil	Portals, content providers and other information services on the internet
Telefônica Transportes e Logística Ltda ("TGLog")	Controlled	100.00%	100.00%	Brasil	Transports and logistics
POP Internet Ltda ("POP")(2)	Controlled	100.00%	100.00%	Brasil	Internet
Vivo Pay I Credit Rights Investment Fund (formerly Vivo Money I Credit Rights Investment Fund)	Controlled	100.00%	100.00%	Brasil	Credit Rights Investment Fund
Vivo Pay II Investment Fund in Credit Rights	Controlled	—%	100.00%	Brasil	Credit Rights Investment Fund
Vivo Pay III Investment Fund in Credit Rights (formerly Vivo Money III Investment Fund in Credit Rights)	Controlled	100.00%	—%	Brasil	Credit Rights Investment Fund
Vivo Pay Holding Financeira Ltda ("Vivo Pay")(3)	Controlled	100.00%	100.00%	Brasil	Equity participation in institutions authorized to operate by BACEN
Vivo Ventures Fundo de Investimento em Participações Multiestratégia (“Vivo Ventures”)	Controlled	98.00%	98.00%	Brasil	Investment funds
Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”)(4)	Controlled	50.01%	50.01%	Brasil	Consulting in information technology
Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IoTCo Brasil”)(5)	Controlled	—%	50.01%	Brasil	Consulting in information technology
Aliança Atlântica Holding B.V. ("Aliança")	Joint control	50.00%	50.00%	Holanda	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint control	50.00%	50.00%	Brasil	Operation of underground telecommunications networks
VivaE Educação Digital S.A. ("VIVAE")(6)	Joint control	—%	50.00%	Brasil	Training in professional and managerial development
GUD Comercializadora de Energia S.A. ("GUD")	Joint control	50.00%	50.00%	Brasil	Generation and commercialization of customized solutions in renewable energy
FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)(7)	Controlled (2025)/Joint control (2024)	75.01%	25.01%	Brasil	Technical advice on telecommunications networks

(1)Terra Networks is the sole and direct controlling shareholder of TIS, TLF01, and Samauma. TIS has been the controlling shareholder of CyberCo Brasil since December 9, 2025.
(2)POP is the sole and direct controlling company of Recicla V and Vale Saúde Sempre.
(3)Vivo Pay Holding is the direct controlling company of Vivo Pay SCD.
(4)CloudCo Brasil was the sole and direct controlling company of IPNET and IPNET USA. On July 1, 2025, and November 1, 2025, it incorporated IoTCo Brasil and IPNET (note 1.c.3).
(5)IoTCo Brasil was merged by CloudCo Brasil on July 1, 2025.
(6)There was a corporate reorganization with Vivo Ventures (note 1.c.4).
(7)There was an acquisition of corporate control (note 1.c.2).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The following table provides a summary of information regarding the Company's wholly-owned and jointly controlled subsidiaries:

	12.31.2025
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	301,512	798	300,714	–	4,696
AIX	60,180	38,325	21,855	71,521	4,126
ACT	49	6	43	104	1
GUD	–	–	–	5,606	(3,169)
VIVAE	37,864	13,748	24,116	10,480	(13,025)

	12.31.2024
Investees	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Aliança	297,309	2,917	294,392	–	6,968
AIX	49,834	32,105	17,729	67,521	(1,648)
ACT	46	4	42	96	–
GUD	23,460	7,664	15,796	–	(4,842)
VIVAE	21,070	3,957	17,113	6,152	(5,307)
FiBrasil	2,025,664	1,157,880	867,784	391,831	(7,745)
12.c. Changes in investments

	Joint control	Business combination (Note 1.c.3)	Other investments	Total investments
Balance on December 31, 2023	396,675	—	42,195	438,870
Equity income by results	(4,351)	—	—	(4,351)
Capital contribution - cash and cash equivalents (VivaE and GUD)	13,687	—	—	13,687
Investments by subsidiary Vivo Ventures	—	—	93,633	93,633
Other comprehensive income	24,566	—	(21)	24,545
Balance on December 31, 2024	430,577	—	135,807	566,384
Equity income by results	(18,227)	—	—	(18,227)
Capital contribution - cash and cash equivalents (VivaE e GUD)	14,923	—	—	14,923
Corporate reorganization of Vivo Ventures and VivaE - Investment in Vivo Ventures	(11,222)	—	—	—
Corporate reorganization of Vivo Ventures and VivaE - Gain on the remeasurement of equity interest (note 1.c.4)	6,153	—	—	6,153
Acquisition of controlling interest in FiBrasil	(372,251)	631,169	—	(372,251)
Gain on the remeasurement of the equity interest in the acquisition of control of FiBrasil (note 1.c.2)	128,750	—	—	128,750
Investments by subsidiary Vivo Ventures	—	—	94,358	94,358
Other comprehensive income	813	—	(26)	787
Balance on December 31, 2025	179,516	631,169	230,139	420,877

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets, and these estimates are reviewed annually. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting the time and nature of future technological changes.
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
•Lending equipment: Includes cellphones and modems in the lending modality, made available to customers.
•Terminal equipment: Includes private telephone switching centers, public telephones and other terminal equipment.
•Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions(1)	162,171	4,707,950	85,285	32	—	117,026	6,002,568	11,075,032
Write-offs, net(2)	(10,653)	(111,421)	(469)	(536)	(10,271)	—	(8,182)	(141,532)
Net transfers(3)	3,266,774	358,091	2,185,708	36,752	—	12,947	(5,895,330)	(35,058)
Subletting	—	(65,290)	—	—	—	—	—	(65,290)
Business combination – IPNET (Note 1.c.3.)	—	533	—	—	—	532	—	1,065
Depreciation (Note 26.)	(3,914,354)	(3,829,001)	(2,162,005)	(245,147)	—	(189,476)	—	(10,339,983)
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions(1)	140,156	3,636,211	90,341	590	—	171,553	6,069,736	10,108,587
Write-offs, net(2)	(2,810)	(217,861)	(17)	—	(643)	(6,750)	(11,572)	(239,653)
Net transfers(3)	3,235,811	547,154	1,961,984	17,612	—	(53,752)	(5,710,107)	(1,298)
Subletting	—	(4,873)	—	—	—	—	—	(4,873)
Assets held for sale (Note 11)	—	(7,399)	—	—	(1,362)	—	—	(8,761)
Business combination - Samauma (Note 1.c.1)	—	—	—	—	—	217	—	217
Business combination - FiBrasil (Note 1.c.2)	—	1,563,540	—	—	818	1,061	114,083	1,679,502
Business combination - Cyber (Note 1.c.6)	2,800	505	—	—	—	990	860	5,155
Depreciation (Note 26.)	(4,437,238)	(4,105,108)	(2,206,428)	(113,084)	—	(132,359)	—	(10,994,217)
Balance on December 31, 2025	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040

Balance on December 31, 2024
Cost	91,758,158	47,318,029	31,701,975	6,582,403	239,265	5,945,185	1,635,611	185,180,626
Accumulated depreciation	(68,987,352)	(31,327,988)	(26,191,762)	(6,369,917)	—	(5,491,226)	—	(138,368,245)
Total	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

Balance on December 31, 2025
Cost	94,868,938	52,291,576	32,937,369	6,585,887	238,078	6,078,455	2,098,611	195,098,914
Accumulated depreciation	(73,159,413)	(34,889,366)	(27,581,276)	(6,468,283)	—	(5,643,536)	—	(147,741,874)
Total	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040

(1)Additions from property and equipment mainly refers to: (i) in 2025 Investments were primarily directed towards expanding the 5G mobile network and strengthening FTTH to support the growth of connected customers. These investments demonstrate the Company's commitment to the quality of services provided, ensuring robust and consistent commercial performance throughout the year, in both B2C and B2B; .(ii) in 2024: Investments were primarily directed towards accelerating the 5G mobile network, as well as strengthening transmission backhaul, backbone and network, and FTTH customers. These were some of the initiatives that boosted our commercial growth this year, reinforcing our commitment to the quality of our services and ensuring healthy and consistent growth.
(2)In infrastructure, includes the amounts of R$213,077 and R$74,258 in 2025 and 2024, respectively, referring to the cancellation of lease agreements.
(3)Total balances refer to transfers between classes of fixed and intangible assets (Note 14.c.).
13.d. Depreciation rates
In the years ended December 31, 2025 and 2024, the Company performed assessments of the useful lives of property and equipment using the direct comparative method of market data.
For the year ended December 31, 2025, the study did not indicate the need for changes in the useful lives and annual depreciation rates. For the year ended December 31, 2024, this study indicated the need for changes in the useful life and annual depreciation rates of some asset items. These changes in the accounting estimate increased depreciation expense by R$432,091 in 2024 R$864,182 in 2025)
Below is a summary of the annual depreciation rates for the years ended December 31, 2025 and 2024, excluding lease assets, which are disclosed in Note 13.e.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

Description	12.31.2025			12.31.2024
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	66.67%
Infrastructure	2.50%	to	50.00%	2.50%	to	50.00%
Lending equipment	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	50.00%	10.00%	to	50.00%
13.e. Additional information on leases
13.e.1. Breakdown and changes
Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 13.c.).

	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	4,634,552	139,125	702	4,774,379
Subletting (Note 13.c.)	(65,290)	—	—	(65,290)
Depreciation	(3,364,821)	(79,390)	(9,028)	(3,453,239)
Cancellation of contracts	(74,258)	(10,123)	(21)	(84,402)
Other changes	(3,947)	—	—	(3,947)
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	3,508,375	128,257	63,505	3,700,137
Subletting (Note 13.c.)	(4,873)	—	—	(4,873)
Depreciation	(3,615,053)	(89,852)	(18,513)	(3,723,418)
Cancellation of contracts	(213,077)	(1,050)	—	(214,127)
Business combination - FiBrasil (Note 1.c.2)	110,330	—	—	110,330
Business combination - Cyber (Note 1.c.6)	380	—	—	380
Balance on December 31, 2025	12,775,310	290,486	50,251	13,116,047

Balance on December 31, 2024
Cost	29,418,847	520,634	130,315	30,069,796
Accumulated depreciation	(16,429,619)	(267,503)	(125,056)	(16,822,178)
Total	12,989,228	253,131	5,259	13,247,618

Balance on December 31, 2025
Cost	32,014,344	638,473	193,117	32,845,934
Accumulated depreciation	(19,239,034)	(347,987)	(142,866)	(19,729,887)
Total	12,775,310	290,486	50,251	13,116,047

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
13.e.2. Depreciation rates
Below, we present the annual depreciation rates for the years ended December 31, 2025 and 2024.

Description	12.31.2025			12.31.2024
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	40.00%
13.f. Property and equipment items pledged in guarantee
On December 31, 2025, the consolidated values of property and equipment given as collateral in legal proceedings were R$9,675 (R$29,414 on December 31, 2024).
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
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
•Intangible assets with indefinite useful lives (goodwill) are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite - are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lives.

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
•Brands, customer base and other intangibles: These comprise intangible assets acquired through a business combination. Other intangibles include non-compete agreements and relationships with customers and suppliers and service providers.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions(2)	—	23,919	—	—	—	—	2,865,816	2,889,735
Write-offs, net	—	—	(3,592)	—	—	—	(650)	(4,242)
Net transfers(3)	—	—	2,874,907	—	—	—	(2,839,849)	35,058
Business combination – IPNET (Note 1.c.3.)	174,439	—	—	10,099	28,749	27,136	—	240,423
Amortization (Note 26.)	—	(1,315,724)	(2,341,474)	(85,829)	(112,423)	(6,852)	—	(3,862,302)
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions(2)	—	—	52,185	—	—	—	2,857,630	2,909,815
Net transfers(3)	—	—	2,895,510	(80)	(102)	(205)	(2,893,825)	1,298
Business combination – Samauma (Note 1.c.1)	38,590	—	6	5,460	—	21,290	—	65,346
Business combination – IPNET (Note 1.c.3)	1,960	—	—	—	(130)	(172)	—	1,658
Business combination – FiBrasil (Note 1.c.2)	631,169	—	42,203	445	3,836	—	—	677,653
Business combination – Cyber (Note 1.c.6)	—	—	1,228	—	—	—	—	1,228
Amortization (Note 26.)	—	(1,318,276)	(2,476,810)	(87,889)	(53,770)	(13,442)	—	(3,950,187)
Balance on December 31, 2025	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458

Balance on December 31, 2024
Cost	26,565,135	29,772,875	30,772,551	1,673,846	4,577,691	315,248	827,815	94,505,161
Accumulated amortization	—	(16,177,621)	(24,185,711)	(1,177,674)	(4,455,565)	(246,943)	—	(46,243,514)
Total	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

Balance on December 31, 2025
Cost	27,236,854	29,772,875	33,811,189	1,679,752	4,583,991	336,367	791,620	98,212,648
Accumulated amortization	—	(17,495,897)	(26,710,027)	(1,265,644)	(4,512,031)	(260,591)	—	(50,244,190)
Total	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458

(1)Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015), Garliava and Vita IT (2022), Vale Saúde Sempre (2023), IPNET (2024), Samauma and FiBrasil (2025).
(2)Licenses refer to the extension of authorization for the right to use radio frequencies for the operation of the SMP (Mobile Personal Service).
(3)Total balances refer to transfers between classes of property and equipment and intangible assets (Note 13.c.).
14.d. Amortization rates
Below, we present the annual amortization rates for the years ended December 31, 2025 and 2024.

Description	12.31.2025			12.31.2024
Licenses	3.60%	to	24.00%	3.60%	to	24.00%
Softwares	20.00%			20.00%
Trademarks	5.13%	to	23.53%	5.13%	to	23.50%
Customer portfolio	10.00%	to	20.69%	9.52%	to	20.70%
Other intangible assets	6.67%	to	25.00%	6.67%	to	20.00%

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
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
Years ended December 31, 2025, 2024 and 2023
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
15.c. Assumptions used in the calculation of value in use:
The value in use is mainly impacted by the following assumptions:
•Revenue growth: based on observation of the historical behavior of each revenue line, as well as trends based on market analysis. Revenue projections differ significantly between product and service lines, with sustained growth driven by capturing greater value through customer convergence/totalization (postpaid + fiber) and the acceleration of B2C and B2B digital services, and a contraction in IPTV and voice reflecting market trends and technology/portfolio migrations.
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
Consistent with the economic analysis techniques, the assessment of value in use is made for a period of 5 years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.
The estimated future cash flows were discounted at a discount rate of 11.57% and 11.40%, which before taxes are 13.7% and 13.25% in 2025 and 2024, respectively, also in nominal values.
The nominal growth rate used to extrapolate projections beyond the 5 years period was 4.0% p.y. in 2025 and 2024.
The inflation rate for the period analyzed in the projected cash flows was 4.0% p.y. in 2025 and 2024.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.
Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2025 and 2024, growth projections and operating results for the year ended December 31, 2025 and 2024, no impairment losses or evidence of losses were identified, as the value in use exceeds the net carrying amount as of the assessment date.
15.e. Sensitivity to changes in key assumptions:
The recoverable amount of the CGU represented a surplus in relation to the carrying amount, on December 31, 2025 and 2024, respectively. To ensure efficient control, the Company uses a sensitivity analysis in the recoverability test, taking into account possible variations in the main assumptions adopted in the test, individually, in order to assess their impact on the value in use.
The Company performed sensitivity analyses of the main assumptions used in the impairment test of the CGU for the fiscal year ended December 31, 2025, encompassing the variables WACC, perpetual growth rate (g), and projected Net Revenue, OpEx, and CapEx (operational assumptions). For WACC, a range between 11.07% and 12.07% was considered. For the growth rate (g), a range of 3.50% and 4.50% was considered. For the operational assumptions, reduction and growth ranges from -1.50% to +1.50% were considered. Therefore, based on the results presented in the sensitivity tests, the Company confirmed that there was no recognition of impairment losses in the carrying amount for the years ended December 31, 2025, and 2024.
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
Personnel costs and expenses, social charges and benefits are recorded as cost of services provided, commercial expenses or general and administrative expenses (Note 26.).
16.b. Breakdown

	12.31.2025	12.31.2024
Social charges and benefits	645,291	614,595
Profit sharing	533,219	514,902
Share-based payment plans (Note 30.)	154,736	126,019
Salaries and wages	94,518	46,747
Other	31,611	11,650
Total	1,459,375	1,313,913

Current	1,346,202	1,238,452
Non-current	113,173	75,461

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
17. TRADE ACCOUNTS PAYABLE
17.a. Accounting policy
These are obligations to pay for goods or services that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.
The Company and/or its subsidiaries do not have financing agreements with suppliers.
17.b. Breakdown

	12.31.2025	12.31.2024
Sundry suppliers (Opex, Capex, Services e Material)	9,020,559	8,194,196
Related parties (Note 29.)	319,751	546,069
Amounts payable (operators, cobilling)	291,670	246,659
Interconnection / interlink	229,314	243,700
Total	9,861,294	9,230,624
18. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	12.31.2025	12.31.2024
Fistel(1)	6,147,772	4,713,786
ICMS	1,417,412	1,328,010
PIS and COFINS	233,775	370,312
Fust and Funttel	106,635	102,773
Other taxes	191,812	199,639
Total	8,097,406	6,714,520

Current	1,516,170	1,585,936
Non-current	6,581,236	5,128,584

(1)Refers to outstanding balances from 2020 to 2025 whose enforceability is suspended, according to decisions of the Federal Regional Court of the First Region, and there is no prospect of the judgment being concluded in the short term. The amount is classified as a non-current liability and is updated by the Selic rate.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
19.b. Dividends and interest on equity payable
19.b.1. Breakdown

	12.31.2025	12.31.2024
Telefónica, S.A.	1,002,973	742,819
Telefónica Latinoamérica Holding, S.L.	962,667	712,945
Telefónica Móviles Chile, S.A.	1,481	1,096
Telefónica IoT & Big Data Tech, S.A.	—	1,975
Non-controlling interest	807,423	778,255
Total	2,774,544	2,237,090
In 2024, the amount payable to Telefónica IoT & Big Data Tech refers to the interest on equity and dividends approved by IoTCo Brasil.
19.b.2. Changes

	12.31.2025	12.31.2024
Balance at the beginning of the fiscal year	2,237,090	2,247,884
Interim dividends and interest on equity (net of IRRF)	2,864,500	2,641,225
Unclaimed dividends and interest on equity	(150,553)	(126,977)
Payment of dividends and interest on equity	(2,187,402)	(2,532,399)
IRRF on shareholders exempt/immune from interest on equity	10,909	7,357
Balance at the end of the year	2,774,544	2,237,090
For the cash flow statement, the interest on equity (JSCP) and dividends paid to its shareholders are being allocated under the 'Financing Activities' group.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
Contingent liabilities (Purchase Price Allocation – PPA): These refer to the amounts of contingent liabilities, recognized in a business combination, initially measured at fair value, arising from the PPAs generated in the acquisition of controlling stakes in Vivo Participações (2011), Global Village Participações (2015), Garliava and Vita IT (2022), VSS (2023), IPNET (2024), Samauma and FiBrasil (2025), related to civil, labor and tax litigation claims, as applicable, at their fair value in the business combination.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Amounts to be refunded to customers: On July 23, 2022, Complementary Law No. 194, was enacted, addressing taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. Three years after the enactment of the Law and the recognition of the provision, the Company assessed that there is no expectation of cash disbursements related to the matter and, in accordance with the criteria of IAS 37 / CPC 25, fully reversed the residual balance in 2025.

	Provision for contingencies
	Tax(1)	Regulatory(1)	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for asset decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 27.)	40,063	(377,510)	251,429	420,471	(12,517)	(10,798)	(5,083)	—	306,055
Other additions (reversal)(1)	(489,082)	—	—	—	(410)	14,929	9,642	—	(464,921)
Write-offs due to payment	(70,922)	(16,299)	(340,327)	(423,720)	—	(4,119)	—	(5,938)	(861,325)
Business combination – IPNET (Note 1.c.3.)	55,001	—	—	31,669	8,964	—	—	—	95,634
Interest accruals (Note 28.)	(265,396)	(215,962)	273,044	213,409	76,201	—	409	—	81,705
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 27)	106,581	16,042	257,986	377,994	(26,740)	3,296	(25,920)	(90,663)	618,576
Other additions (reversal)(1)	(75,119)	(172,320)	—	2	—	—	10,002	—	(237,435)
Write-offs due to payment	(62,457)	(10,162)	(392,614)	(519,069)	(1,544)	(2,351)	—	—	(988,197)
Business combination – IPNET (Note 1.c.3)	(38,123)	—	—	(24,795)	—	—	—	—	(62,918)
Business combination – Samauma (Note 1.c.1)	4,784	—	—	573	2,462	—	—	—	7,819
Business combination – FiBrasil (Note 1.c.2)	—	—	—	1,528	24,065	—	—	—	25,593
Business combination – Cyber (Note 1.c.6)	1,663	—	—	158	—	—	—	—	1,821
Net interest accruals (Note 28.)	144,755	89,307	158,152	206,620	113,253	—	14,228	—	726,315
Balance on December 31, 2025	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359

Balance on December 31, 2024
Current	160,947	195,063	573,679	701,300	5,075	41,005	3,265	90,663	1,770,997
Non-current	1,862,040	956,032	837,462	234,241	1,070,064	—	408,949	—	5,368,788
Total	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

Balance on December 31, 2025
Current	89,274	55,651	749,193	662,626	8,166	41,950	596	—	1,607,456
Non-current	2,015,797	1,018,311	685,472	315,926	1,178,469	—	409,928	—	5,623,903
Total	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359

(1)In 2025 and 2024, relevant events occurred in the movements of tax and regulatory provisions, as follows: in 2025: (i) tax: due to the Company's adherence to tax amnesty programs in several states of the Federation with gains from the reversal of operating expenses for contingency provisions of R$25,638 (note 27), gains from the reversal of financial expenses for monetary updating of contingency provisions of R$65,990 (note 28), and assumption of debt of R$75,119 (note 21)..; and (ii) regulatory: due to adherence to the Desenrola program. In 2024, relevant events occurred in the movements of provisions, namely: (i) Tax: write-off of R$885,471 due to the Company's adherence to tax amnesty programs in the States of SP and PR, with gains from the reversal of operating expenses of provision for contingencies of R$26,546 (note 27.), gains from the reversal of financial expenses of monetary updating of provisions for contingencies of R$374,271 (Note 28.) and assumption of debt of R$484,654 (Note 21.); and (ii) Regulatory: write-off of R$792,378 as a result of the Commitment Term Related to the Self-Composition Negotiations for Adapting the STFC Concession Contracts to Authorization Instruments, with gains from the reversal of operating expenses for contingency provisions of R$386,392 (Note 27.) and gains from the reversal of financial expenses for monetary updating of contingency provisions of R$405,986 (Note 28.).
20.c.1. Tax provision and contingencies
Tax Amnesty Programs
Below is a summary of the participations in tax amnesty programs that impacted the Company's contingency and financing provisions (note 21.c.3.3.).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
State of Rio Grande do Sul
The Government of the State of Rio Grande do Sul established, through Decree No. 58,067/2025, a settlement and installment program offered to taxpayers to promote the regularization of debts with discounts (“Amnesty Program”).
On April 15, 2025, the Company’s Management, based on the opinion of its legal advisors, joined the Amnesty Program for a process related to ICMS, which met the legal requirements, based on the provisioned amount of R$163,528, which under the rules of the Amnesty Program was reduced to R$73,593 (including legal fees).
The adherence to the Amnesty Program was through the installment modality and allowed the payment of the debt with a 70% reduction in fines and interest in up to 18 installments adjusted by SELIC (note 21).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

Nature/Degree of Risk	12.31.2025	12.31.2024
Provisions	2,105,071	2,022,987
Federal	835,180	809,765
State	496,594	466,590
Municipal	132,899	136,995
FUST	640,398	609,637
Possible losses	51,086,071	40,850,071
Federal	5,803,304	4,419,439
State	33,477,423	25,760,365
Municipal	808,770	682,468
FUST, FUNTTEL and FISTEL	10,996,574	9,987,799
20.c.1.1. Tax provisions
Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:
Federal taxes
The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) CIDE on the remittance of funds abroad related to technical and administrative assistance services and similar services, as well as royalties; (iii) FINSOCIAL compensation; (iv) ex-tariff, revocation of the benefit of CAMEX Resolution No. 6, increase in the import tariff from 4% to 28%; and (v) INSS and occupational accident risk (“RAT”).
State taxes
The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) CIAP credit; (vii) tax substitution; (viii) monthly subscription, not covered by the modulation of effects arising from the STF judgment; and (ix) fine for non-compliance with ancillary obligation.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company, (viii) exclusion of ICMS from the PIS and COFINS calculation base; and (ix) disallowance of PIS and COFINS credits.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
On December 31, 2025, the consolidated amount totaled R$6,166,037 (R$5,813,657 on December 31, 2024).
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
On December 31, 2025, the consolidated amount totaled R$2,344,915 (R$2,085,332 on December 31, 2024).
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
On December 31, 2025, the consolidated amount totaled R$2,485,622 (R$2,088,810 on December 31, 2024).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

Nature/Degree of Risk	12.31.2025	12.31.2024
Provisions	1,073,962	1,151,095
Possible losses	3,237,934	3,066,637
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
The amounts consolidated in the topics highlighted above totaled R$989,545 and R$953,080 on December 31, 2025 and 2024, respectively.
Other cases:
•The Company and/or its subsidiaries are engaged in administrative and judicial discussions regarding other matters, such as service interruptions, various regulatory obligations, Public Civil Actions, among others.
•On October 1, 2024, the Company became aware of the establishment of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to repair consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress.
The amounts consolidated in the topics highlighted above totaled R$84,417 and R$198,015 on December 31, 2025 and 2024, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
20.c.2.2. Possible losses – regulatory contingencies
Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible, these being some of the relevant cases in this portfolio:
•Dispute regarding revenues that should be included in the calculation of the amount of the burden due due to the extension of radio frequencies associated with SMP (except for SMP data revenues, as reported in item c.1 of this note). In ANATEL's view, the calculation of the burden should consider the application of the percentage of 2% on all economic profits resulting from the provision of the SMP service. In the Company's view, however, revenues that are not part of the SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative claims and lawsuits to challenge ANATEL's burden charges. In July 2024, ANATEL's Board of Directors ruled on the PAC regarding the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was favorable to the Company, as it decided to include the terms with lesser scope in the calculation methodology, resulting in a reduction in amounts. Other proceedings may be impacted by this decision, with pending recalculation by ANATEL. It is estimated that with a possible loss prognosis of the SMP burden, the amounts will be approximately R$1,182,102 and R$1,024,955 on December 31, 2025 and 2024, respectively.
•The Company's legal action seeks to annul the decision of CADE (Administrative Council for Economic Defense), which found that the operators (Claro, Oi Móvel, and the Company) engaged in anti-competitive conduct by forming the Rede Correios Consortium to compete in electronic auction no. 144/2015, conducted by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, whose updated amounts were R$43,260 and R$38,109 on December 31, 2025 and 2024, respectively. This action aims to seek the annulment of said sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in a public bidding process; (ii) the absence of typicality and the impossibility of sanctioning by analogy; (iii) absence of clear criteria for calculating the sanction and lack of reasonableness. The case is in the first instance awaiting judgment.
•The Administrative Disciplinary Proceeding (PADO) concerning coverage targets, which included a fine of R$127,741 (updated amounts of R$184,486 and R$167,658 as of December 31, 2025 and 2024, respectively), could be converted into an obligation to act. This obligation consists of an alternative means of fulfilling the sanction to the fine, requiring investment in the installation of 4G radio base stations in 188 locations lacking this technology. The installation must occur within two and a half years, with maintenance costs equivalent to one year. The installation cannot result from RAN sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After acceptance and confirmation of approval by ANATEL, compliance within the determined timeframe will be monitored.
•On October 1, 2024, the Company became aware of the initiation of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Non-Compliance Investigation Procedure ("PADO") that is in progress, whose updated values were R$40,524 and R$35,968 as of December 31, 2025 and 2024, respectively.
The amounts consolidated in the topics highlighted above totaled R$1,450,372 and R$1,266,690 on December 31, 2025 and 2024, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
In addition to the specific cases above, the Company maintains administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with obligations established in the sectoral regulations, as well as ordinary legal proceedings and writs of mandamus that discuss, mainly, sanctions applied by ANATEL in the administrative sphere, mainly in relation to the same topics described in note 19.c.1., namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,315,968 and R$1,230,427 on December 31, 2025 and 2024, respectively.
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
The amounts consolidated in the matters highlighted above totaled R$471,594 and R$569,520 on December 31, 2025 and 2024, respectively.
20.c.3. Civil provision and contingencies

Nature/Degree of Risk	12.31.2025	12.31.2024
Provisions	1,434,665	1,411,141
Possible losses	1,815,801	2,000,926
20.c.3.1. Civil provisions
Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:
•The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2025 and 2024, the provision was R$133,322 and R$152,109, respectively.
•The Company and/or its subsidiaries are party to various civil proceedings of an to individual consumer level, relating to the non-provision of services and/or products sold. On December 31, 2025 and 2024, the provision was R$250,015 and R$293,571, respectively.
•The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2025 and 2024, the provision was R$1,051,328 and R$965,461, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
•The Company, together with other operators providing telecommunications services, is a defendant in lawsuits challenging the practice adopted by operators of imposing a limited period for the use of prepaid minutes. That is, the claimant argues that the minutes in the prepaid package should not expire after a specific period, and should be available for use by the consumer at any time. With the creation of the 6th Regional Federal Court (TRF), the public civil action that originally proceeded in Uberlândia/MG was transferred to the new TRF, which denied the mandatory appeal, upholding the dismissal of the claims filed by the Federal Prosecutor’s Office (MPF), and the decision of the 6th Regional Federal Court has already become final. Regarding the public civil action, which originally proceeded in Belém/PA, the Federal Public Prosecutor's Office itself, the plaintiff in the action, recently expressed its agreement with the Company's request for the dismissal of the action due to res judicata formed in a previous collective action with an identical object, which was recognized by the court. The Company is monitoring the certification of the final judgment in this action. With respect to the public civil action filed by the OAB/SP (São Paulo Bar Association) against the Federal Government, ANATEL (National Telecommunications Agency), and operators, a judgment dismissing the action has been issued. The OAB/SP may still appeal.
20.c.4. Labor provisions and contingencies

Nature/Degree of Risk	12.31.2025	12.31.2024
Provision	978,552	935,541
Possible losses	1,151,825	1,346,257

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
When calculating the present value of lease payments, the Company and its subsidiaries use their nominal incremental borrowing rate on the start date because the interest rate implicit in the lease is not easily determinable. After the commencement date, the amount of the lease liability is increased to reflect accrued interest and reduced for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the valuation of an option to call the underlying asset.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
21.c. Breakdown

	12.31.2025			12.31.2024
	Current	Non-current	Total	Current	Non-current	Total
Leases (c.1)	4,883,176	10,549,678	15,432,854	4,520,626	10,725,980	15,246,606

Debentures (c.2)	161,453	2,905,512	3,066,965	1,695,214	2,000,000	3,695,214

Loans and financing (c.3)	304,235	1,542,627	1,846,862	232,118	1,572,592	1,804,710
5G Licences (c.3.1)	68,932	965,032	1,033,964	62,811	942,159	1,004,970
Liabilities for the acquisition of a company (c.3.2)	42,251	234,048	276,299	26,182	207,167	233,349
Tax Refinancing and Amnesty Program (c.3.3)	158,295	247,010	405,305	130,563	313,799	444,362
Financial institutions (c.3.4)	2,200	1,474	3,674	2,386	2,500	4,886
Other creditors (c.3.5)	32,557	95,063	127,620	10,176	106,967	117,143
Total	5,348,864	14,997,817	20,346,681	6,447,958	14,298,572	20,746,530
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
The weighted annual interest rate on lease contracts on December 31, 2025, is 12.92%, with an average maturity of 4.86 years (12.17% and 5.12 years on December 31, 2024, respectively).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The balances of the lease payables are as follows:

	12.31.2025	12.31.2024
Nominal value payable	20,692,942	20,401,868
Unrealized financial expenses	(5,260,088)	(5,155,262)
Present value payable	15,432,854	15,246,606

Current	4,883,176	4,520,626
Non-current	10,549,678	10,725,980
21.c.2. Debentures
On July 14, 2022, the Company completed the full payment of the 7th issuance of simple debentures, not convertible into shares, of the unsecured type, in 2 series. 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand reais), for a total nominal value of R$3,500,000, and the settlement of the respective public offering with restricted efforts was completed, being: (i) 1st series, with a nominal value of R$1,500,000, has a remuneration of CDI + 1.12% p.a. Interest was paid in semi-annual installments starting on January 12, 2023, and the principal at maturity, on July 12, 2025; and (ii) 2nd series, with a face value of R$2,000,000, has a remuneration of CDI + 1.35% p.a. Interest is being paid in semi-annual installments starting on January 12, 2023, and the principal will be paid at maturity on July 12, 2027.
The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), which allows them to be classified as “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.
The debentures are subject to early maturity events, standard for this type of offering, as set forth in clause 6.30 of "Early Maturity" of the Issuance Deed ("Deed"), automatically or not, such as: (i) failure by the Company to comply with any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not remedied within the periods provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company as provided for in the Deed; (iii) spin-off, merger, incorporation, share incorporation or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms provided for in the Deed; (v) to distribute and/or pay dividends, interest on equity, or make any other payments to its shareholders if the Company is in default on any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, in any form, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporations Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to a limit of 15% of the Company's share capital, individually or in aggregate, on the date of signing the Deed of Issuance; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately preceding the date of the event.
Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
On December 31, 2025 and 2024, all applicable covenants had been complied with by the Company.
On April 15, 2024, FiBrasil issued a single series of simple debentures in the amount of R$865,000, not convertible into shares, of an unsecured nature, under the terms of the Issuance Deed and article 58 of the Brazilian Corporations Law, and without any additional real or personal guarantee. 865,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand reais). The total term of the debentures is 10 years, maturing in April 2034, with the nominal value subject to monetary correction by the Broad National Consumer Price Index (“IPCA”). The payments of the updated amounts will be made in 5 consecutive annual installments, starting in April 2030 and ending in April 2034.
The interest on the debentures will accrue at a rate of 7.36% per year, calculated on a basis of 252 business days, on the updated nominal value of the debentures, adjusted for inflation (IPCA). Interest payments will be made semi-annually, in April and October of each year, with the first payment in October 2024 and the last payment on the maturity date of the debentures, in April 2034.
Regarding the covenants, as per the deed of this issuance, the financial indicator Net Debt/EBITDA must be less than or equal to 3.5x.
On December 31, 2025, the applicable covenants have been met by FiBrasil.
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
These amounts are being updated by the reference rate of the Special Settlement and Custody System (“SELIC“) (14.33% and 10.88% in 2025 and 2024, respectively).
These Terms are guaranteed by insurance contracts.
21.c.3.2. Liabilities for the acquisition of a company
These refer to liabilities arising from the acquisitions of Vita IT, Vale Saúde Sempre, IPNET, Samauma and CyberCo Brasi, described below, whose balances were R$276,299 and R$233,349 as of December 31, 2025 and 2024.
Acquisition of Vita IT by TIS
The total consideration transferred for the acquisition in 2022 of Vita IT by TIS, an indirect subsidiary of the Company, was R$110,220, adjusted by the IPCA from the transaction date until the actual payment. Of this amount, R$42,000 was paid in cash upon completion of the transaction and the remainder will be paid in accordance with contractual clauses. The balances on December 31, 2025 and 2024 were R$40,463 and R$63,579, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Acquisition of Vale Saúde Sempre by POP
The total consideration transferred for the acquisition of Vale Saúde Sempre by POP in 2023, including price adjustments agreed between the parties, was R$62,033, updated by the variation in the DI rate between the transaction date and the respective payment. Of this amount, R$37,029 was paid in cash upon completion of the transaction, and the remainder is being paid according to contractual clauses. The balances as of December 31, 2025 and 2024 were R$4,090 and R$3,578, respectively.
Acquisition of IPNET by CloudCo
The total consideration transferred for the acquisition of IPNET by CloudCo Brasil in 2024, including the price adjustments agreed between the parties, was R$223,799, updated by the variation in the IPCA/SELIC rate that occurred between the date of the transaction and the respective payment. Of this amount, R$60,007 was paid in cash upon completion of the transaction and the remainder will be paid in accordance with contractual clauses. The balance on December 31, 2025 and 2024 was R$170,626 and R$166,192, respectively.
Acquisition of Samauma by Terra
The total consideration amount for the acquisition of Samauma by Terra Networks in 2025, including the price adjustments agreed upon by the parties, is up to R$66,451, subject to adjustment based on the variation of the DI rate between the closing date of the transaction and 10 days prior to the actual payment. Of this amount, R$22,000 was paid upfront at the time of the transaction’s closing, and in August 2025 an installment of R$4,655 was paid. The remaining balance will be paid in accordance with contractual clauses. The outstanding balance as of December 31, 2025, was R$44,629.
Acquisition of CyberCo Brasil by TIS
The total consideration for the acquisition of CyberCo Brasil by TIS in 2025, including price adjustments agreed between the parties, is up to R$232,000. Of this amount, R$212,000 was paid in cash upon completion of the transaction. The remainder will be paid according to contractual clauses. The balance as of December 31, 2025, was R$16,491.
21.c.3.3. Tax amnesty program
As described in note 20.c), during fiscal years 2025 and 2024, the Company participated in Amnesty Programs for ICMS-related processes, financing the remaining balances of these participations as follows:
The balances were R$405,305 and R$444,362 in December 31, 2025 and 2024 , respectively.
In 2025:
State of Rio Grande do Sul: remaining installment of R$73,593, in 18 installments adjusted by the SELIC rate. The balance as of December 31, 2025 was R$38,522.
State of Minas Gerais: relating to electricity bills totaling R$54,646. To join this installment system, a payment of R$2,732 was made, and the remaining balance of R$51,913 would be paid in monthly installments adjusted by the Selic rate, with the final installment due in February 2026. In June 2025, the Company joined a Refis (tax amnesty program) for this installment plan, with an initial balance of R$35,320 and a down payment of R$2,943. The balance as of December 31, 2025, was R$16,437.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
In 2024:
States of São Paulo and Paraná: the remaining installment of R$484,654 was classified as financing, which will be partially paid off with the offsetting of a judicial deposit (only for the State of São Paulo), and the remainder will be paid in up to 60 installments adjusted by the SELIC rate. The balances as of December 31, 2025 and 2024 were R$350,346 and R$444,262, respectively.
21.c.3.4. Financial institutions
These refer to loans from financial institutions resulting from business combinations (IPNET and Samauma), described below, whose balances were R$3,674 and R$4,886 as of December 31, 2025 and 2024, respectively.
IPNET, a company acquired by CloudCo Brasil in 2024, has a bank loan with Caixa Econômica Federal, with a remuneration of CDI + 2.92% per year. Interest and principal are paid in monthly installments, with the final installment due on July 17, 2026.The balances as of December 31, 2025 and 2024 were R$1,761 and R$4,886, respectively.
Samauma, a company acquired by Terra Networks in 2025, has bank loans with financial institutions at fixed rates. The balance as of December 31, 2025 was R$1,913.
21.c.3.5. Other creditors
They include information on transactions for the subscription of senior shares in the Vivo Money FIDCs, the loan agreement of the subsidiary CloudCo Brasil and Desenrola Program, described below, whose balances on December 31, 2025 and 2024 were R$127,620 and R$117,143, respectively.
Subscriptions for senior quotas in Vivo Pay FIDCs
In 2025 and 2024, contributions were made to the Vivo Pay FIDCs through the subscription of senior quotas, totaling R$20,000 and R$38,093 on December 31, 2025 and 2024, respectively.
These contributions mature on July 31, 2028, with a return of 100% of the CDI rate, a 252-day term, a spread of 3.75% p.a., and principal amortization starting on August 31, 2025.
The balances were R$78,323 and R$68,118 on December 31, 2025 and 2024, respectively.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The balances were R$49,297 and R$49,025 on December 31, 2025 and 2024, respectively.
Desenrola Program
The Company joined the Desenrola Program in order to renegotiate regulatory debts totaling R$173,796. This balance will be paid in monthly installments, adjusted at a rate of 1.43% per month, with full payment due in the third quarter of 2025.
21.d. Repayment schedule

			Loans and financing
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of a company	Refinancing and Amnesty Program	Financial institutions	Other creditors	Total
2027	3,430,426	2,000,000	68,931	69,205	102,445	1,474	77,931	5,750,412
2028	2,681,027	—	68,931	36,816	102,159	—	17,132	2,906,065
2029	1,977,772	—	68,931	92,500	42,406	—	—	2,181,609
2030	1,111,681	181,102	68,931	35,527	—	—	—	1,397,241
2031 onwards	1,348,772	724,410	689,308	—	—	—	—	2,762,490
Total	10,549,678	2,905,512	965,032	234,048	247,010	1,474	95,063	14,997,817

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
21.e. Changes

			Loans and financing
	Leases	Debentures	5G Licences	Financial institutions	Liabilities for the acquisition of a company	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	83,084	83,084
Income, excluding cash and cash equivalents	4,774,379	—	—	—	—	484,654	—	5,259,033
Exchange variation (Note 28.)	—	—	—	—	—	—	2,598	2,598
Financial charges (Note 28.)	1,630,993	417,048	54,587	73	7,458	21,443	9,759	2,141,361
Business combination – IPNET (Note 1.c.3.)	—	—	—	5,563	163,792	—	—	169,355
Write-offs (cancellation of contracts)	(69,121)	—	—	—	—	—	—	(69,121)
Write-offs (payments), principal	(3,081,545)	—	(331,687)	(750)	(22,927)	(58,130)	—	(3,495,039)
Write-offs (payments), financial charges	(1,600,192)	(443,423)	(18,616)	—	(3,862)	(3,605)	(8,323)	(2,078,021)
Other changes	(3,947)	—	—	—	—	—	—	(3,947)
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, excluding cash and cash equivalents	3,700,137	—	—	—	—	129,766	166,215	3,996,118
Exchange variation (Note 28.)	—	—	—	—	—	—	243	243
Financial charges (Note 28.)	1,703,845	431,942	97,926	648	16,300	40,489	33,902	2,325,052
Settlement by offsetting judicial deposit (Note 10)	—	—	—	—	—	(38,745)	—	(38,745)
Business combination – Samauma (Note 1.c.1)	—	—	—	12,659	44,451	—	—	57,110
Business combination – FiBrasil (Note 1.c.2)	82,533	904,164	—	—	—	—	—	986,697
Business combination – CyberCo Brasil (Note 1.c.6)	—	—	—	—	16,332	—	—	16,332
Write-offs (cancellation of contracts)	(221,877)	—	—	—	—	—	—	(221,877)
Write-offs (payments), principal	(3,322,031)	(1,500,000)	(46,437)	(13,746)	(30,509)	(135,711)	(183,590)	(5,232,024)
Write-offs (payments), financial charges	(1,756,359)	(464,355)	(22,495)	(773)	(3,624)	(34,856)	(26,293)	(2,308,755)
Balance on December 31, 2025	15,432,854	3,066,965	1,033,964	3,674	276,299	405,305	127,620	20,346,681

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
22. DEFERRED INCOME

	12.31.2025	12.31.2024
Contractual Liabilities (customers contracts)(1)	1,078,029	1,016,935
Sale of goods and fixed assets(2)	56,130	61,919
Government grants	1,180	6,714
Other(3)	167,326	60,478
Total	1,302,665	1,146,046

Current	1,076,293	1,019,134
Non-current	226,372	126,912

(1)Refers to the balance of contractual liabilities of customers, deferred to match performance obligations over time.
(2)Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met..
(3)The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.
Below, we present the changes in contractual liabilities (contracts with customers), mainly represented by the sale of prepaid credits.

	12.31.2025	12.31.2024
Balance at the beginning of the fiscal year	1,016,935	963,407
Additions	9,056,854	9,482,545
Write-offs, net	(8,995,760)	(9,429,017)
Balance at the end of the year	1,078,029	1,016,935
Below, we present the expected terms for the realization of contractual, non-current liabilities.

Year
2026	1,011,297
2027	46,471
2028	4,735
2029	3,325
2030	3,946
2031 onwards	8,255
Total	1,078,029

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
23. OTHER LIABILITIES

	12.31.2025	12.31.2024
Reduction of the Company's capital(1)	91,093	38,721
Reverse stock split and stock split(2)	824,723	—
Surplus from post-employment benefit plans (Note 31.)	786,546	728,559
Liabilities with ANATEL(3)	995,457	1,039,492
Third-party withholdings(4)	229,176	218,244
Liabilities with related parties (Note 29.)	138,628	133,928
Obligations to customers – refund	108,166	126,867
Other liabilities	106,476	74,660
Total	3,280,265	2,360,471

Current	1,531,414	716,984
Non-current	1,748,851	1,643,487

(1)Refers to the Company's capital reduction processes (note 24.a).
(2)Refers to the Company's reverse stock split and stock split processes (note 24.a.).
(3)Includes amounts related to the cost of renewing STFC and SMP licenses.
(4)Refers to withholdings on payroll and taxes withheld at source on interest on equity and on the provision of services.
24. EQUITY
24.a. Capital
Brazilian Corporation Law No. 6,404, of December 15, 1976 (“Corporation Law”), Article 166, item IV, establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.
The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 263 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.a.1) Company Capital Reductions
In accordance with and for the purposes of the provisions of article 157, paragraph 4, of the Brazilian Corporations Law, and the provisions of CVM Resolution No. 44, of August 23, 2021, during the fiscal years 2025 and 2024, the Company's Board of Directors approved capital reductions without the cancellation of shares, maintaining unchanged the number of shares and the percentage of shareholder participation in the Company's share capital, with the objective of improving the Company's capital structure, allowing for flexibility in the allocation of its capital, generating a balance between its need for resources and the generation of value for its shareholders, as described below:
•On January 24, 2024, the Company's Extraordinary General Meeting approved a reduction of R$1,500,000 in its share capital, from R$63,571,416 to R$62,071,416. After all applicable legal requirements were met, the reduction in share capital became fully effective on April 4, 2024. The Company made the payment of this reduction in share capital, net of withholding income tax, in Brazilian currency, in the amount of R$0.90766944153 per common share issued by the Company, to the shareholders listed in the Company's records at the end of the day on April 10, 2024.
•On December 18, 2024, the Company's Extraordinary General Meeting approved a reduction of R$2,000,000 in its share capital, from R$62,071,416 to R$60,071,416. After all applicable legal requirements were met, the reduction in share capital became fully effective on February 17, 2025. The Company made a payment of this reduction in share capital net of withholding income tax, in Brazilian currency, in the amount of R$1.23337023478 per common share issued by the Company, to the shareholders listed in the Company's records at the end of the day on February 27, 2025.
Of the capital reductions described above, as of the closing date of these consolidated financial statements, the Company had already paid R$3,408,907 to the identified shareholders, with the remaining amount of R$91,093 remaining to be available to these shareholders for the statutory limitation period.
On December 9, 2025, the Company's Board of Directors approved: (i) a proposal, to be considered and deliberated by the shareholders at an Extraordinary General Meeting (EGM), for a capital reduction operation of the Company in the amount of R$4.0 billion, without the cancellation of shares and through the restitution of resources to shareholders in Brazilian currency, to be paid in a single installment by July 31, 2026, on a date to be determined in due course by the Company's Board of Directors; and (ii) the convening, at an opportune time, of an EGM to deliberate on the aforementioned capital reduction proposal and the consequent amendment to the Company's Bylaws. If approved at an extraordinary general meeting, the implementation of the proposed capital reduction will be subject to a period of 60 days from the publication of the respective minutes, as provided for in article 174 of the Brazilian Corporations Law.
24.a.2) Reverse stock split and stock split
On March 13, 2025, the Company informed its shareholders and the market in general that: (i) at the Company's Extraordinary General Meeting held on the same date, the proposal to group all of the Company's common shares was approved, in the proportion of 40 shares for 1 share, and to subsequently split the shares, so that 1 grouped share would correspond to 80 shares, without altering the value of the Company's share capital, but only its total number of shares, with the consequent amendment to its Articles of Association (“Transaction”); (ii) at a meeting of the Company's Statutory Board held on the same date following the Extraordinary General Meeting, it was approved that the procedures for implementing the Transaction would begin on the same date, and the period between March 14, 2025 (inclusive) and April 14, 2025 (inclusive) was defined for shareholders holding common shares of the Company to, if applicable, compose their shareholdings in whole lots in multiples of 40, at their sole and exclusive discretion, in order to ensure ownership of a whole number of shares as a result of the Transaction (“Free Position Adjustment Period”).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
As approved at the Extraordinary General Meeting, the Transaction did not imply any change in the total number of the Company's securities traded on the American market (American Depositary Receipt - “ADR”).
The objective of the Transaction was to provide greater liquidity to the Company's shares and, consequently, improve the price formation process, by increasing the number of shares in circulation effectively traded and adjusting their price. Furthermore, the Operation aimed to: (i) reduce operational and administrative costs arising from the current configuration of the Company's shareholder base; (ii) provide greater efficiency in the management of its shareholder base; (iii) increase the efficiency of the book-entry share registration and custody systems; (iv) improve the provision of information and communication, enhancing service to shareholders; and (v) provide greater efficiency in the distribution of dividends to the Company's shareholders.
Execution of the Transaction
The Transaction was executed on the business day following the end of the Free Position Adjustment Period, i.e., on April 15, 2025, at which time the Company's share capital was divided into 3,261,287,392 common shares without par value, and shareholders had their shareholdings adjusted. Once the Free Position Adjustment Period ended, shareholders holding fractional shares resulting from the Transaction would be subject to the procedure set out in the item "Remaining Fractional Shares," described below.
From April 15, 2025, inclusive, the shares began trading on an ex-share consolidation and ex-share split basis.
Remaining Fractional Shares
After the end of the Free Position Adjustment Period, fractional shares held by shareholders who did not adjust their position to multiples of 40 shares were grouped into whole numbers and sold at auction, held on the B3 stock exchange in the name of the fractional shareholders (“Auction”). The net proceeds from the sale of these shares were allocated and distributed proportionally among all holders of fractional shares as follows: (i) for shareholders with complete registration data, the amounts were deposited into the current account indicated in the respective shareholder's registration; (ii) for shareholders with shares deposited with the B3 Central Depository, the amounts were credited directly to the Central Depository, which was responsible for transferring them to the respective shareholder through its custodian agent; and (iii) for other unidentified shareholders or those without complete registration data: the amounts are available at the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.
The funds allocated to investors (residents and non-residents) were subject to income tax on any gains, which were taxed as "net gains," in accordance with current legislation.
The Transaction (i) was applied to all shareholders of the Company; (ii) did not result in a change in the value of the Company's share capital; (iii) did not modify the rights conferred by the Company's shares to their holders; and (iv) implied a change, in parallel with the completion of the Transaction, in the number of shares that make up each ADR, with 1 ADR now representing 2 ordinary shares issued by the Company, while the total number of ADRs in circulation remained unchanged.
On May 19, 2025, the Company informed its shareholders and the market in general that the aforementioned auction had been held for the sale of 35,633,792 common shares, formed from the aggregation of fractional shares resulting from the reverse stock split of all common shares issued by the Company, in the proportion of 40 shares for 1 share, with subsequent stock splitting, so that 1 grouped share became equivalent to 80 shares, without altering the value of the Company's share capital, but only its total number of shares.
The result of the auction, totaling R$949,354, net of costs and fees, equivalent to R$26.64196300439 per common share, was made available to the holders of fractional shares, in the respective proportions, until May 28, 2025.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
From the reverse stock split and stock split described above, the closing date of these consolidated financial statements, the Company had already paid R$124,631 to the identified fractional shareholders, leaving an amount of R$824,723 available to unidentified shareholders or those with incomplete registration data. These values are not subject to monetary adjustment.
Company Capital Structure
The subscribed and paid-in share capital was R$60,071,416 and R$62,071,416 as of December 31, 2025 and 2024, respectively, represented by shares, all common, book-entry and without par value, distributed as follows:

	12.31.2025		12.31.2024
Shareholders	Number	%	Number (Adjusted)	%
Controlling Group	2,488,480,640	77.13%	2,488,480,640	76.30%
Telefónica, S.A.	1,268,797,680	39.33%	1,268,797,680	38.90%
Telefónica Latinoamérica Holding, S.L.	1,217,810,000	37.74%	1,217,810,000	37.34%
Telefónica Móviles Chile, S.A.	1,872,960	0.06%	1,872,960	0.06%
Other shareholders (Free Float)	707,125,712	21.91%	764,884,568	23.46%
Treasury Shares	30,940,270	0.96%	7,922,184	0.24%
Total shares	3,226,546,622	100.00%	3,261,287,392	100.00%
Treasury Shares	(30,940,270)		(7,922,184)
Total shares outstanding	3,195,606,352		3,253,365,208

Book value per outstanding share:
On 12.31.2025				R$	21.51
On 12.31.2024 - Adjusted				R$	21.43
The number of shares and the book value per share outstanding for the comparative period (December 31, 2024), originally presented as 1,626,682,604 and R$42.87, respectively, have been adjusted to reflect retrospective adjustments resulting from share consolidation and stock split processes, as described in Note 24.a.
24.b. Company's share buyback program
On February 25, 2025, the Company's Board of Directors, in accordance with article 15, item XV of the Company's Bylaws and CVM Resolution No. 77/2022, approved a new share buyback program for shares issued by the Company, which aims to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing the share capital, in order to increase shareholder value through the efficient application of available cash resources, optimizing the Company's capital allocation.
The share buyback will be carried out using resources available in the statutory profit reserve, and the result obtained in the current fiscal year may also be used, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. As a result of the share consolidation and subsequent stock split of its own shares, effective April 15, 2025, the maximum number of shares that can be acquired under the Company's current share buyback program, approved on February 25, 2025, was automatically adjusted. The maximum amount to be used in the program is R$1.75 billion.
This program began on February 26, 2025 and will end on February 25, 2026.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Treasury shares are equity instruments that, when repurchased, are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issuance or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.
In the fiscal year ended December 31, 2025, the Company repurchased 57,758,856 common shares, already adjusted after the completion of the share consolidation and stock split processes (note 24.a.), totaling R$1,746,480.
At a meeting held on July 24, 2025, the Company's Board of Directors approved the cancellation of 34,740,770 common, book-entry shares with no par value issued by the Company and held in treasury, equivalent to 1.07% of the share capital, without reducing the value of said capital, which were acquired in the context of the Company's Share Buyback Program. The amount of this share cancellation was R$928,922. As a result of the approved share cancellation, the Company's share capital is now divided into 3,226,546,622 common, book-entry shares with no par value.
Below, we present the movements of treasury shares, described in items c) and d) of this Note.

	Number of shares			Values
	Capital reserves	Income reserves	Total	Capital reserves	Income reserves	Total
Equity on December 31, 2023 (adjusted)	8,712	—	8,712	(194)	—	(194)
Share buybacks (adjusted)	—	51,802,800	51,802,800	—	(1,299,583)	(1,299,583)
Share cancellations (adjusted)	—	(43,889,328)	(43,889,328)	—	1,099,584	1,099,584
Equity on December 31, 2024 (adjusted)	8,712	7,913,472	7,922,184	(194)	(199,999)	(200,193)
Share buybacks	—	57,758,856	57,758,856	—	(1,746,480)	(1,746,480)
Share cancellations	(1,122)	(34,739,648)	(34,740,770)	30	928,892	928,922
Equity on December 31, 2025	7,590	30,932,680	30,940,270	(164)	(1,017,587)	(1,017,751)
24.c. Capital reserves
The balances for this item were R$(110,078) and R$63,095 as of December 31, 2025 and 2024, respectively, subdivided into:
•Special premium reserve: Refers to the tax benefit generated by the incorporation of Telefônica Data do Brasil Ltda., which will be capitalized in favor of the controlling shareholders (Telefónica and TLH) after the realization of the tax credit. The balances of this item were R$63,074 on December 31, 2025 and 2024.
•Treasury shares: Refers to the repurchases of common shares, using capital reserves. In 2025, 1,122 treasury shares were cancelled, totaling R$30. The balances of this item were R$164 and R$194 on December 31, 2025 and 2024, respectively.
•Other capital reserves: This refers to the effects of capital transactions that occurred in the acquisition, sale, and incorporation of companies by the Company and/or its subsidiaries, and other capital transactions. In 2025, the following events occurred: (i) cancellation of 1,122 treasury shares totaling R$30; (ii) capital transaction related to reverse stock split and stock split processes in the amount of (R$4,444) (Note 23.a.2.); and (iii) Capital transaction in the acquisition of CyberCo Brasil by TIS in the amount of (R$168,729) (Note 1.c.6). The balances of this item were (R$172,988) and R$215. on December 31, 2025 and 2024, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.d. Income reserves
The balances for this item were R$8,735,352 and R$7,523,216 as of December 31, 2025 and 2024, respectively, subdivided into:
•Legal reserve: A statutory reserve, under corporate law, formed by appropriating 5% of the net profit for the year, until it reaches 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses.. The balance of this item on December 31, 2025 was R$4,426,814 (R$4,118,419 December 31, 2024).
•Treasury shares: This refers to the balance of 30,940,270 common shares resulting from repurchases and cancellations that occurred in 2025 and 2024, through the use of part of the reserve for shareholder remuneration and investments in 2025 and the result of the 2024 fiscal year. The balances of this item were R$1,017,587 and R$199,999 on December 31, 2025 and 2024, respectively.
•Tax incentives: This refers to the tax benefits that the Company possesses related to: (i) ICMS (State VAT) in the states of Minas Gerais and Espírito Santo, referring to credits granted by the competent bodies of said states, linked to investments in the installation of SMP (Mobile Personal Service) support equipment, in full operation and functioning, in accordance with the regulations in force, which ensure that the locations listed in the tender are included in the SMP coverage area; and (ii) a 75% reduction in IRPJ (Corporate Income Tax) levied on profits earned in the states of the North and Northeast regions of the country (SUDAM and SUDENE areas). The balances of this item were R$434,492 and R$426,933 on December 31, 2025 and 2024, respectively.
•Reserve for remuneration to shareholders and investments: A statutory reserve created by the Company pursuant to Article 194 of the Brazilian Corporations Law, to which up to 50% of the net profit for the fiscal year will be allocated, as proposed by Management, provided that the total balance of said reserve does not exceed 20% of the Company's share capital, in order to ensure resources for: (i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or special dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. On July 24, 2025, 34,740,770 common, book-entry shares without par value issued by the Company and held in treasury were cancelled, amounting to R$928,922, through the partial use of this reserve. Regarding the remaining amount of net profit available for distribution for the year ended December 31, 2025, in the amount of R$2,642,662, it was proposed to allocate it to this reserve, to be deliberated at the Company's EGM to be held on 2026. The balances of this item were R$4,891,633 and R$3,177,863 on December 31, 2025 and 2024, respectively.
24.e. Dividend and interest on equity
24.e.1. Allocation of dividends and interest on equity for the 2025 and 2024
The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.
The amount per share, net of interest on equity declared for the fiscal years 2024 and 2025 (as of February 13, 2025, March 13, 2025, and April 1, 2025) has been recalculated and is presented taking into account the effects of the share consolidation and stock split of the Company carried out on April 15, 2025, Note 24.a.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
In 2025
At meetings of the Company's Board of Directors, interest on equity was declared, in accordance with article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the year ending on December 31, 2025, ad referendum of the Shareholders' AGM to be held in 2026, as follows:

Dates
Deliberation	Credit	Payment date	Gross Amount	Net Value	Amount per Share, Net
02.13.2025	02.24.2025	12.02.2025	180,000	153,000	0.04714626133
03.13.2025	03.24.2025	12.02.2025	200,000	170,000	0.05246778188
04.01.2025	04.11.2025	04.30.2026	240,000	204,000	0.06296133934
05.12.2025	05.22.2025	04.30.2026	500,000	425,000	0.13116945695
06.12.2025	06.23.2025	04.30.2026	200,000	170,000	0.05264314492
07.14.2025	07.25.2025	04.30.2026	330,000	280,500	0.08715426995
08.14.2025	08.25.2025	04.30.2026	250,000	212,500	0.06624319750
09.11.2025	09.22.2025	04.30.2026	400,000	340,000	0.10608541339
10.14.2025	10.27.2025	04.30.2026	380,000	323,000	0.10078114272
11.13.2025	11.24.2025	04.30.2026	340,000	289,000	0.09035622247
12.16.2025	12.29.2025	04.30.2026	350,000	297,500	0.09309657299
		Total	3,370,000	2,864,500
In 2024
At the Annual General Meeting held on April 25, 2025, the administrators' accounts were approved, and the Management Report and Financial Statements, accompanied by the Independent Auditors' Report, the Audit and Control Committee's Opinion, and the Fiscal Council's Opinion, relating to the fiscal year ended December 31, 2024, as well as the proposal for the allocation of the result of said fiscal year 2024, were examined, discussed and voted on.
During the 2024 fiscal year, the Company allocated interim interest on equity, which was imputed to mandatory dividends, as follows:

Dates
Deliberation	Credit	Payment date	Gross Amount	Net Value	Amount per Share, Net
03.14.2024	03.28.2024	12.17.2024	300,000	255,000	0.07715190253
04.16.2024	04.29.2024	12.17.2024	380,000	323,000	0.09779002985
06.14.2024	06.26.2024	12.17.2024	175,000	148,750	0.04514626499
07.15.2024	07.26.2024	04.30.2025	650,000	552,500	0.16814026479
08.14.2024	08.26.2024	04.30.2025	400,000	340,000	0.10376995616
12.12.2024	12.26.2024	04.30.2025	1,200,000	1,020,000	0.31352151843
Total			3,105,000	2,639,250

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.e.2. Unclaimed dividends and interest on equity
Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation 3 years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.
For the years ended December 31, 2025 and 2024, the Company reversed unclaimed dividends and interest on equity amounting to R$150,553 and R$126,977, respectively, which were included in calculations for decisions on Company dividends.
24.e.3. Remuneration to shareholders
The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.
The table below shows the calculation of dividends and interest on equity for 2025 and 2024:

	2025	2024
Net income for the year	6,167,906	5,547,948
(-) Allocation to legal reserve	(308,395)	(277,397)
(-) Tax incentives – not distributable	(7,559)	(113,352)
Adjusted net income	5,851,952	5,157,199

IOE allocated for the year (gross)	(3,370,000)	(3,105,000)
Interim interest on equity (gross)	(3,370,000)	(3,105,000)

Unallocated net profit balance	2,481,952	2,052,199

(+) Unclaimed dividends and interest on equity	150,553	126,977
(+) Actuarial gains recognized and effect of limitation of surplus plan assets, net of taxes and other changes	10,157	367,299
(-) Share buyback and cancellation - share buyback programs	—	(1,099,584)
Income available for allocation	2,642,662	1,446,891

Proposal for allocation:
Reserve for shareholder remuneration and investments	2,642,662	1,446,891
Total	2,642,662	1,446,891

Mandatory minimum dividend – 25% of adjusted net income	1,462,988	1,289,300
The proposal to management of the 2025 financial year that is presented above will be submitted to the annual general meeting to be held in 2026.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.f. Equity valuation adjustment
Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).
Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).
Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.
The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Currency translation effects – foreign investments	Financial assets at fair value through other comprehensive income	Derivative transactions	Total
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation losses	24,566	—	—	24,566
Losses from derivatives	—	—	593	593
Losses on financial assets at fair value through other comprehensive income	—	(13)	—	(13)
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation gains	813		—	813
Losses from derivatives	—	—	(47,595)	(47,595)
Losses on financial assets at fair value through other comprehensive income	—	(20)	—	(20)
Balance on December 31, 2025	81,955	(9,307)	(47,595)	25,053

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	FiBrasil	CloudCo Brasil	Total
Equity on December 31, 2023	96,607	43,055	—	22,746	162,408
Company	48,313	42,195	—	11,375	101,883
Non-controlling shareholders	48,294	860	—	11,371	60,525

Company	6,316	92,651	—	1,184	100,151
Capital contributions in investees	—	97,449	—	—	97,449
Movements in equity	(2,001)	—	—	15	(1,986)
Movements in the statements of income	8,317	(4,798)	—	1,169	4,688

Non-controlling shareholders	6,313	1,892	—	1,183	9,388
Capital contributions in investees	—	1,990	—	—	1,990
Movements in equity	(2,000)	—	—	14	(1,986)
Movements in the statements of income	8,313	(98)	—	1,169	9,384

Equity on December 31, 2024	109,236	137,598	—	25,113	271,947
Company	54,629	134,846	—	12,559	202,034
Non-controlling shareholders	54,607	2,752	—	12,554	69,913

Company	(54,629)	109,803	1,233,653	62,635	1,351,462
Capital contributions in investees	—	89,828	—	—	89,828
Business combination - FiBrasil - Fair Value	—	—	1,230,252	—	1,230,252
Movements in equity	—	—	15	(100)	(85)
Movements in result	1,490	19,975	3,386	6,616	31,467
Merger of IoTCo Brasil by CloudCo Brasil	(56,119)	—	—	56,119	—

Non-controlling shareholders	(54,607)	2,241	200,829	62,607	211,070
Capital contributions in investees	—	1,833	—	—	1,833
Business combination - FiBrasil - Fair Value	—	—	199,695	—	199,695
Movements in equity	—	—	5	(100)	(95)
Movements in result	1,489	408	1,129	6,611	9,637
Merger of IoTCo Brasil by CloudCo Brasil	(56,096)	—	—	56,096	—

Equity on December 31, 2025	—	249,642	1,434,482	150,355	1,834,479
Company	—	244,649	1,233,653	75,194	1,553,496
Non-controlling shareholders	—	4,993	200,829	75,161	280,983

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
24.h. Earnings per share
Basic and diluted earnings per share were calculated by dividing profit attributed to the Company's shareholders by the weighted average number of outstanding common and preferred shares. The Company does not hold any potential dilutive shares outstanding that could result in the dilution of earnings per share.

	2025	2024	2023
Net profit for the year attributed to shareholders holding shares	6,167,906	5,547,948	5,029,389
Weighted average of common shares outstanding (in thousands) - (2024 and 2023 - adjusted)	3,223,658	3,286,264	3,317,207
Basic and diluted results per common share (R$) - (2024 and 2023 - adjusted)	1.91	1.69	1.52
In accordance with accounting standard IAS 33 – “Earnings per share”, if the number of common shares increases as a result of a stock split or decreases as a result of a reverse stock split, the calculation of basic and diluted earnings per share for all periods presented must be adjusted retrospectively. In this context, the weighted average number of shares outstanding and the basic and diluted earnings per share outstanding for the comparatives periods: (i) December 31, 2024, originally presented as 1,643,132 and R$3.38, respectively; and (ii) December 31, 2023, originally presented as 1,658,604 and R$3.03, respectively , are being adjusted for the application of the retrospective adjustments of the assumptions of the reverse stock split and reverse stock split processes described in note 24.a.2).
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
Revenue from the sale of devices to dealers is recorded at the time of delivery, when control is transferred to the authorized agents.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS, as the case may be, PIS and COFINS.
25.b. Breakdown

	2025	2024	2023
Gross operating revenue	82,365,221	76,772,414	71,229,553
Services(1)	74,099,399	68,930,886	63,727,415
Sale of goods(2)	8,265,822	7,841,528	7,502,138

Deductions from gross operating revenue	(22,770,221)	(20,927,366)	(19,129,402)
Taxes	(11,601,278)	(11,011,448)	(10,654,728)
Services	(10,001,223)	(9,585,332)	(9,078,822)
Sale of goods	(1,600,055)	(1,426,116)	(1,575,906)

Discounts granted and return of goods	(11,168,943)	(9,915,918)	(8,474,674)
Services	(9,003,472)	(7,594,079)	(6,373,301)
Sale of goods	(2,165,471)	(2,321,839)	(2,101,373)

Net operating revenue	59,595,000	55,845,048	52,100,151
Services	55,094,704	51,751,475	48,275,292
Sale of goods	4,500,296	4,093,573	3,824,859

(1)These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.
No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2025, 2024 and 2023.
26. OPERATING COSTS AND EXPENSES

	2025
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(11,275,654)	(6,327,480)	(1,289,582)	(18,892,716)
Depreciation and amortization(2)	(12,367,635)	(1,705,498)	(871,271)	(14,944,404)
Personnel(3)	(1,414,603)	(3,504,659)	(1,450,316)	(6,369,578)
Cost of goods sold	(4,555,544)	—	—	(4,555,544)
Taxes, charges and contributions(4)	(1,995,405)	(34,409)	(59,600)	(2,089,414)
Rental, insurance, condominium and connection means(5)	(1,242,310)	(73,616)	(56,275)	(1,372,201)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,581,337)	—	(1,581,337)
Materials and other operating costs and expenses	(74,217)	(121,113)	(44,561)	(239,891)
Total	(32,925,368)	(13,348,112)	(3,771,605)	(50,045,085)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

	2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(10,294,946)	(5,994,001)	(1,170,535)	(17,459,482)
Depreciation and amortization(2)	(11,713,054)	(1,671,280)	(817,951)	(14,202,285)
Personnel(3)	(1,366,540)	(3,532,543)	(1,083,338)	(5,982,421)
Cost of goods sold	(4,468,045)	—	—	(4,468,045)
Taxes, charges and contributions(4)	(2,029,196)	(39,086)	(42,710)	(2,110,992)
Rental, insurance, condominium and connection means(5)	(1,383,815)	(73,696)	(50,490)	(1,508,001)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,523,263)	—	(1,523,263)
Materials and other operating costs and expenses	(96,562)	(119,930)	(39,990)	(256,482)
Total	(31,352,158)	(12,953,799)	(3,205,014)	(47,510,971)

	2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services(1)	(9,419,794)	(5,889,946)	(1,070,918)	(16,380,658)
Depreciation and amortization(2)	(10,997,645)	(1,541,485)	(850,443)	(13,389,573)
Personnel(3)	(1,302,479)	(3,415,532)	(895,751)	(5,613,762)
Cost of goods sold	(4,301,092)	—	—	(4,301,092)
Taxes, charges and contributions(4)	(2,060,261)	(29,492)	(40,364)	(2,130,117)
Rental, insurance, condominium and connection means(5)	(1,241,597)	(72,742)	(49,765)	(1,364,104)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,362,678)	—	(1,362,678)
Materials and other operating costs and expenses	(92,532)	(127,365)	(50,055)	(269,952)
Total	(29,415,400)	(12,439,240)	(2,957,296)	(44,811,936)

(1)Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.
(2)Includes the consolidated amounts of R$3,723,418 and R$3,453,239 and R$3,049,570 in the years ended December 31, 2025, 2024 and 2023, respectively, related to the leases depreciation (Note 13.e.).
(3)Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock-based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.
(4)Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection..Includes low-value lease amounts of R$6,616, R$7,066 and R$12,425 in December 31, 2025, 2024 and 2023, respectively.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
27. OTHER OPERATING INCOME, NET

	2025	2024	2023
Recovered expenses and fines	805,776	606,088	1,097,797
Provisions for legal claims and contingent liabilities(1) (2)	(731,863)	(321,936)	(661,743)
Other operating income, net(3)	253,677	59,634	204,266
Total	327,590	343,786	640,320

Other income	1,059,453	665,722	1,302,063
Other expenses	(731,863)	(321,936)	(661,743)
Other operating income, net	327,590	343,786	640,320

(1)In 2024, it includes the amounts of: (i) R$386,392 relating to the reversal of regulatory provisions as a result of the Commitment Agreement Linked to the Negotiations for Self-Composition for the Adaptation of STFC Concession Contracts to Authorization Instruments (Note 20.).
(2)In 2025 and 2024, it includes the amounts of R$41,402 and R$26,546, respectively, relating to the reversal of provision expenses for legal claims as a result of participation in tax amnesty programs (Note 20.).
(3)In 2023, includes R$244,229 related to the reversal of part of the remaining 50% resulting from the agreement regarding the Post-Closing Adjustment between the Company and Oi. S.A. – In Judicial Recovery. It also includes the amounts of net gains on the sale of assets (real estate, scrap, etc.) and expenses with taxes on other operating income. In 2025, this includes gains from the remeasurement of equity interests. R$128,750 and R$6,153, resulting from the transactions for the acquisition of control of FiBrasil (note 1.c.2) and the corporate reorganization of VivaE and Vivo Ventures (note 1.c.4).
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
28.b. Breakdown

	2025	2024	2023
Financial Income
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others)	226,241	227,961	531,227
Interest income	932,481	642,278	536,420
Gain on derivative transactions	247,534	327,315	512,698
Interest receivable (customers, taxes and other)	238,944	223,797	165,212
Exchange rate variations on loans and financing, debentures, leases and other creditors (Note 21.e)	—	—	52,254
Other financial income	195,706	122,922	244,357
Total	1,840,906	1,544,273	2,042,168

Financial Expenses
Charges and fair value on loans, financing, debentures, leases and other creditor (Note 21.e)(1)	(2,325,052)	(2,141,361)	(2,092,184)
Expenses with monetary variations of provision for contingencies (Note 20.c)(2) (3)	(712,087)	(81,296)	(784,427)
Loss on derivative transactions	(349,310)	(258,307)	(622,787)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(792,803)	(577,229)	(560,195)
Foreign exchange variation on loans and financing (Note 21.e.)	(243)	(2,598)	—
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(66,233)	(234,608)	(162,544)
Other financial expenses	(183,513)	(158,577)	(163,940)
Total	(4,429,241)	(3,453,976)	(4,386,077)

Financial income (expenses), net	(2,588,335)	(1,909,703)	(2,343,909)

(1)Includes the consolidated amounts of R$1,703,845, R$1,630,993 and R$1,392,570 for the years ended December 31, 2025, 2024 and 2023, respectively, related to lease charges.
(2) In 2024, it includes the amount of R$405,986, related to the reversal of the monetary adjustment of regulatory provisions due to the Commitment Agreement Linked to the Negotiation for Self-Composition for the Adaptation of STFC Concession Contracts to Authorization Instruments (Note 20.).
(3) In 2025 and 2024, it includes the amounts of R$88,321 and R$374,271, respectively, related to the reversal of provisions for legal claims expenses due to participation in tax amnesty programs (note 19.b).
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
Years ended December 31, 2025, 2024 and 2023
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		12.31.2025			12.31.2024
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	1,647	—	—	1,415	—
Telefónica Latinoamérica Holding, S.L.	d)	—	—	2,199	—	—	2,389
Telefónica, S.A.	d)	—	4,369	111	—	—	66
		—	6,016	2,310	—	1,415	2,455
Other Group companies
Telefónica Global Solutions Participaçôes, Ltda	a) / d) / e) / f) / j) / n)	—	1,430	354	—	3,331	317
Telefónica Venezolana, C.A.	d) / k)	—	10,537	5,197	—	11,857	5,821
Terra Networks Mexico SA de CV	e)	—	1,174	—	—	551	—
Telefónica Global Solutions, S.L.U.	f) / k)	—	23,441	—	—	25,626	—
Telefónica Innovación Digital, S.L.	d)	—	—	9,608	—	—	3,581
Telefónica Móviles Argentina, S.A.	k)	—	—	—	—	6,183	—
Telfisa Global B.V.	i)	16,694	—	—	18,308	—	—
Telxius Cable Brasil Ltda	a) / d) / f)	—	2,539	321	—	6,644	411
Telefônica Cibersegurança e Tecnologia do Brasil Ltda	a) / d) / e) / n)	—	—	—	—	131	18,270
Celular De Telefonia SA de CV	d)	—	—	2,582	—	—	2,759
FiBrasil Infraestrutura e Fibra Ótica S.A.	a) / e) / f) / j) / n) / p)	—	—	—	—	958	74,991
Telefónica IoT & Big Data Tech, S.A.	c) / d)	—	—	1,598	—	—	1,292
Telefónica Hispanoamérica, S.A.	d)	—	—	2,077	—	—	3,168
Telefónica Móviles del Uruguay, S.A.	k)	—	—	—	—	1,137	—
Other		—	5,155	2,424	—	5,407	2,335
		16,694	44,276	24,161	18,308	61,825	112,945
Total		16,694	50,292	26,471	18,308	63,240	115,400

Current assets
Cash and cash equivalents (Note 3.)		16,694	—	—	18,308	—	—
Trade accounts receivable (Note 5.)		—	50,292	—	—	63,240	—
Other assets (Note 11.)		—	—	26,317	—	—	72,641
Non-current assets
Other assets (Note 11.)		—	—	154	—	—	42,759

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		12.31.2025		12.31.2024
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móviles Chile, S.A.	k)	900	—	979	—
Telefónica Latinoamérica Holding, S.L.	d)	—	1,205	—	1,199
Telefónica, S.A.	d) / e) / m)	11,490	124,541	8,585	128,304
		12,390	125,746	9,564	129,503
Other Group companies
Telefónica Global Solutions Participaçôes, Ltda	d) / e) / f) / k)	60,099	318	31,843	318
Telefónica Compras Electrónicas, S.L.	g)	31,253	—	29,952	—
Telefónica Innovación Digital, S.L.	h)	38,503	—	40,613	—
Telefónica Venezolana, C.A.	d) / k)	11,037	1,742	12,310	1,961
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	54,769	—	55,623	—
Telxius Cable Brasil Ltda	d) / f) / l)	44,993	10,354	50,965	1,572
Companhia AIX Participações Ltda	p)	2,867	60,481	2,691	80,549
Telefónica IoT & Big Data Tech, S.A.	h)	33,477	—	31,315	—
Telefônica Cibersegurança e Tecnología do Brasil Ltda	e)	—	—	111,819	—
FiBrasil Infraestrutura e Fibra Ótica S.A.	d) / f)	—	—	121,887	13
Other		30,363	468	47,487	561
		307,361	73,363	536,505	84,974
Total		319,751	199,109	546,069	214,477

Current liabilities
Trade accounts payable and other payables (Note 17.)		319,751	—	546,069	—
Leases (Note 21.)		—	25,608	—	24,335
Other liabilities (Note 23.)		—	138,026	—	133,290
Non-current liabilities
Leases (Note 21.)		—	34,873	—	56,214
Other liabilities (Note 23.)		—	602	—	638

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Income statement
		2025			2024			2023
Companies	Type of transaction	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)	Operating revenues	Operating revenues (cost and other expenses)	Financial income (expenses)
Parent Companies
Telefónica Móviles Chile, S.A.	k)	2,966	(4,739)	32	2,852	(3,549)	(11)	2,446	(2,444)	26
Telefónica Latinoamérica Holding, S.L.	d)	—	936	1,680	—	1,099	(38)	—	4,534	(775)
Telefónica, S.A.	d) / e) / m)	—	(546,756)	32,792	—	(532,139)	(47,364)	—	(486,147)	7,572
		2,966	(550,559)	34,504	2,852	(534,589)	(47,413)	2,446	(484,057)	6,823
Other Group companies
Telefónica Global Solutions Participaçôes, Ltda	a) / d) / e) / f) / j) / k) / n)	5,975	(76,307)	—	6,047	(87,976)	(21)	11,242	(95,885)	—
Telefónica Móviles Argentina, S.A	k)	4,226	(2,603)	482	3,204	(7,260)	(1,167)	2,304	(6,194)	132
Telefónica Innovación Digital, S.L.	d) / h)	—	(235,400)	9,583	—	(222,662)	(23,180)	—	(209,100)	10,724
Telefónica Global Technology S.A.	e)	—	(72,935)	1,054	—	(77,779)	(5,847)	—	(64,435)	2,555
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	35,747	(99,341)	1,109	41,586	(100,807)	2,213	40,095	(78,611)	(2,547)
Telxius Cable Brasil Ltda	a) / d) / f) / l)	9,406	(234,803)	3,616	9,350	(250,233)	(9,884)	8,257	(215,062)	4,579
Telefônica Cibersegurança e Tecnología do Brasil Ltda	a) / d) / e) / n)	588	(244,920)	—	351	(278,898)	—	817	(200,290)	—
Telefónica IoT & Big Data Tech, S.A.	c) / d) / h)	—	(132,306)	4,755	—	(121,052)	(5,732)	—	(114,302)	6,307
FiBrasil Infraestrutura e Fibra Ótica S.A.	a) / d) / e) / f) / j) / n) / p)	5,470	(285,415)	9,514	11,331	(385,680)	12,727	8,658	(215,377)	5,238
Companhia AIX Participações Ltda	a) / p)	104	—	(9,066)	45	—	(2,946)	70	—	(5,474)
Telefônica Factoring do Brasil Ltda.	d) / o)	11	2,494	—	12	1,477	699	23	2,966	—
Others		5,939	(110,075)	(37)	7,954	(107,137)	(2,791)	8,503	(97,078)	9,195
		67,466	(1,491,611)	21,010	79,880	(1,638,007)	(35,929)	79,969	(1,293,368)	30,709
Total		70,432	(2,042,170)	55,514	82,732	(2,172,596)	(83,342)	82,415	(1,777,425)	37,532
29.b. Management compensation
Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2025, and 2024 totaled R$79,300 and R$67,496, respectively. Of this amount, R$40,632 (R$36,179 on December 31, 2024) for salaries, benefits and social charges and R$38,668 (R$31,317 on December 31, 2024) for variable compensation.
These were recorded as personnel expenses in General and administrative expenses.
For the years ended December 31, 2025, 2024 and 2023, the Directors and Officers received no pension, retirement or similar benefits.
30. SHARE-BASED PAYMENT PLANS
Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each year-end date up to and including the settlement date, with the change in fair value recognized as employee benefit expense (Note 25.) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability recognized.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.
The Company approved an incentive plan (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of 01 (one) Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.
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
On December 31, 2025, the quoted value of Telefónica's shares was 3.4930 euros.
The main plans in effect as of December 31, 2025 were:

Plans	Public (Officers and Employees)	Potential of Company shares to be received
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	139 active executives	280,500
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	139 active executives	256,000
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	132 active executives	236,500
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	90 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	870,984
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	107 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	980,665
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	119 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,007,632
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	89 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	810,838
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	106 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	780,530
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	118 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,043,205

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The expenses of the Company and its subsidiaries with the share-based compensation plans described above, when applicable, are recorded as personnel expenses, segregated in the Cost of Services Rendered, Selling Expenses and General and Administrative Expenses groups (Note 26.), in the amounts of R$53,792 and R$41,843. For the years ended December 31, 2025 and 2024, respectively.
On December 31, 2025 and 2024, the consolidated liability balances of the share compensation plans were R$154,736 and R$126,019, respectively, including taxes.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The mortality rate is based on publicly available mortality tables in the country. Future salary increases, and pension increases are based on expected future inflation rates for the country.
31.c. Information on pension plans and other post-employment benefits
The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil and FiBrasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil, CyberCo Brasil and FiBrasil
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The position of plan assets is on December 31, 2025 and 2024, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.
The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).
The following is a summary of the pension plans and other post-employment benefits:
31.c.1. Post-Employment Health Benefits Plans
The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2025, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2025, both plans projected for December 31, 2025.
For comparative exercises, the actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2024, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2024, both plans projected for December 31, 2024.
In September 2025, changes occurred in the health plan for employees and retirees (Law No. 9,656): the Company carried out a review and adjustments to the methodology used for calculating medical costs for active employees and retirees (eligible under Law No. 9,656), including a review of assumptions such as: discount rates for actuarial liabilities, aging factor (increase in the use of medical services during the period), and take-up (percentage of terminated/retired employees eligible for the benefit under Law No. 9,656). The consolidated accounting effects of these changes were: (i) R$105,841 in pension plan and other post-employment benefit liabilities (note 23); (ii) R$24,223 in other comprehensive income (equity), net of taxes; (iii) R$13,178 in deferred income tax and social contribution (note 8.e); and (iv) R$68,440 in general and administrative expenses (personnel expenses, charges, and social benefits) (note 26).
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
31.c.2. Post-employment Social Security Plans
Post-employment pension plans include: PBS Assistidos (“PBS-A”), CTB, Telefônica BD and Visão.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The actuarial assessment carried out for the CTB, PBS-A, Telefônica BD and Plano Visão pension plans used the participant registry with a base date of July 31, 2025, projected to December 31, 2025, and the participant registry with a base date of July 31, 2024, projected to December 31, 2024.
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
According to Ordinance No. 753 of the National Superintendency of Complementary Pensions (“PREVIC”), published in the Official Gazette on August 20, 2025, the distribution by Sistel of the PBS-A plan surpluses for the years 2022 and 2023 was approved, with the reversal of amounts to the sponsors and temporary additional income to the beneficiaries. The Company's share in the distribution of these surpluses was calculated at R$107,077, with distributions scheduled in the form of 36 monthly payments, adjusted by the plan's yield. The consolidated accounting effects of this distribution were: (i) R$107,077 in assets (surplus) of post-employment benefit plans (Note 11); (ii) R$70,671 in other comprehensive income (equity), net of taxes; and (iii) R$36,406 in income tax and social contribution payable (Note 8.d).
Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2025 and 2024. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.
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
Years ended December 31, 2025, 2024 and 2023
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
The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$65,641 and R$60,106 on December 31, 2025 and 2024, respectively.
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

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	1,988,953	1,567,671	3,556,624	1,954,418	1,548,742	3,503,160
Fair value of plan assets	2,971,714	846,635	3,818,349	3,158,617	885,337	4,043,954
Net liabilities (assets)	(982,761)	721,036	(261,725)	(1,204,199)	663,405	(540,794)

Asset limitation	865,364	—	865,364	1,112,307	—	1,112,307

Current assets	(85,323)	—	(85,323)	(73,314)	—	(73,314)
Non-current assets	(97,584)	—	(97,584)	(83,732)	—	(83,732)
Current liabilities	8,890	18,435	27,325	8,678	22,349	31,027
Non-current liabilities	56,620	702,601	759,221	56,476	641,056	697,532

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
31.c.3.2. Total expenses recognized in the statement of income

	2025			2024			2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	1,836	(78,414)	(76,578)	2,037	15,806	17,843	1,747	9,378	11,125
Net interest on net actuarial assets/liabilities	(11,101)	70,454	59,353	71	91,769	91,840	5,903	68,825	74,728
Total	(9,265)	(7,960)	(17,225)	2,108	107,575	109,683	7,650	78,203	85,853
31.c.3.3. Amounts recognized in other comprehensive income (loss)

	2025			2024			2023
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial losses (gains)	279,120	77,882	357,002	(73,304)	(425,490)	(498,794)	352,011	352,974	704,985
Asset limitation effect	(373,341)	—	(373,341)	(56,647)	—	(56,647)	(431,071)	(126,032)	(557,103)
Total	(94,221)	77,882	(16,339)	(129,951)	(425,490)	(555,441)	(79,060)	226,942	147,882
Income tax and social contribution levied on the total amounts recognized in other comprehensive income were:(i) in 2025: R$6,277, with R$30,129 in deferred income tax and social contribution and R$36,406 in current income tax and social contribution (ii) in 2024: R$188,153, of which R$149,103 was deferred income tax and social contribution and R$39,050 was current income tax and social contribution; an (iii) in 2023: (R$48,925), of which (R$79,229) was deferred income tax and social contribution and R$30,304 was current income tax and social contribution.
31.c.3.4. Changes in amount net of liability (asset) of defined benefit, net

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	(91,892)	663,405	571,513	5,971	997,064	1,003,035
Expenses	(9,265)	(7,960)	(17,225)	2,108	107,575	109,683
Sponsor contributions	(9,310)	(13,453)	(22,763)	(9,588)	(15,744)	(25,332)
Amounts recognized in OCI	(94,220)	77,882	(16,338)	(129,951)	(425,490)	(555,441)
Distribution of reserves	87,290	1,162	88,452	39,568	—	39,568
Net defined benefit liability (asset) at the end of the year	(117,397)	721,036	603,639	(91,892)	663,405	571,513
Actuarial assets per balance sheet	(182,907)	—	(182,907)	(157,046)	—	(157,046)
Actuarial liabilities per balance sheet	65,510	721,036	786,546	65,154	663,405	728,559

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
31.c.3.5. Changes in defined benefit liability

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	1,954,418	1,548,742	3,503,160	2,167,726	1,917,650	4,085,376
Current service costs	1,836	(78,414)	(76,578)	2,037	15,806	17,843
Interest on actuarial liabilities	209,624	164,466	374,090	186,004	172,297	358,301
Benefits paid	(203,926)	(87,101)	(291,027)	(196,336)	(82,107)	(278,443)
Member contributions paid	233	—	233	182	—	182
Actuarial losses (gains) adjusted by experience	1,910	(27,572)	(25,662)	94,337	(67,734)	26,603
Actuarial losses (gains) adjusted by financial assumptions	24,858	46,388	71,246	(299,532)	(407,170)	(706,702)
Business combination	—	1,162	1,162	—	—	—
Defined benefit liability at the end of the year	1,988,953	1,567,671	3,556,624	1,954,418	1,548,742	3,503,160
31.c.3.6. Changes in the fair value of plan assets

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	3,158,617	885,337	4,043,954	3,233,947	920,586	4,154,533
Benefits paid	(195,914)	(73,700)	(269,614)	(188,315)	(66,412)	(254,727)
Participants contributions paid	233	—	233	182	—	182
Sponsor contributions paid	1,297	52	1,349	1,566	49	1,615
Interest income on plan assets	347,122	94,012	441,134	282,696	80,528	363,224
Return on plan assets excluding interest income	(252,351)	(59,066)	(311,417)	(131,891)	(49,414)	(181,305)
Distribution of reserves	(87,290)	—	(87,290)	(39,568)	—	(39,568)
Fair value of plan assets at the end of the year	2,971,714	846,635	3,818,349	3,158,617	885,337	4,043,954
31.c.3.7. Changes in asset limitation

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,112,307	—	1,112,307	1,072,192	—	1,072,192
Interest on the asset limitation	126,398	—	126,398	96,762	—	96,762
Changes in the assets limitation, except interest	(373,341)	—	(373,341)	(56,647)	—	(56,647)
Asset Limitation at the end of the year	865,364	—	865,364	1,112,307	—	1,112,307

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
31.c.3.8. Results projected for 2026

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	1,789	6,068	7,857
Net interest on net defined benefit liability/asset	(13,578)	77,642	64,064
Total	(11,789)	83,710	71,921
31.c.3.9. Sponsoring company contributions projected for 2026

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	1,480	—	1,480
Benefits paid directly by the sponsor	8,890	18,605	27,495
Total	10,370	18,605	28,975
31.c.3.10. Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2025	6.8 years	11.6 years
In 2024	6.9 years	11.8 years

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
31.c.3.11. Actuarial assumptions

12.31.2025
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	10.96% to 11.49%	10.79% to 10.96%
Future salary growth rate	4.57% to 6.60%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2018 to 2022)	Turnover experience in VISÃO plans (2020 to 2022)

12.31.2024
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	11.07% to 11.67%	11.07% to 11.20%
Future salary growth rate	4.57% to 6.60%	N/A
Medical expense growth rate	N/A	6.61%
Nominal annual adjustment rate of pension benefits	3.50%	N/A
Medical service eligibility age	N/A	59 to 63 years
Estimated retirement age	57 to 60 years	59 to 63 years
Mortality table for nondisabled individuals	AT-2000 Basic segregated by gender, down-rated by 10% and 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	RP-2000 Disabled Male, down-rated by 60%	RP-2000 Disabled Male, down-rated by 60%
Disability table	Light-Forte, Álvaro Vindas (down-rated by 50%) and Light-Fraca, down rated by 50%	Light-Forte
Turnover	Turnover experience in VISÃO plans (2018 to 2022)	Turnover experience in VISÃO plans (2020 to 2022)
In addition to the assumptions presented in the tables above, for 2025 and 2024 other assumptions common to all plans were adopted, as follows: (i) long-term inflation rate: 3.50% in 2025 and 2024; and (ii) annual increase in the use of medical services according to age: 4.0% in 2025 and 2024.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	1,988,953	1,567,671	3,556,624
Defined benefit liability, based on prior-year actuarial assumptions	1,964,095	1,521,283	3,485,378
Difference from change in actuarial assumptions	24,858	46,388	71,246
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

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	1,988,953	1,567,671	3,556,624
Considering a rate increased by 0.5%	1,934,970	1,488,710	3,423,680
Considering a rate decreased by 0.5%	2,046,299	1,654,287	3,700,586
Below, we present a sensitivity analysis on the defined benefit obligation for scenarios of a 1% increase and a 1% reduction in the medical cost growth rate used to adjust the defined benefit liability to present value.

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	1,988,953	1,567,671	3,556,624
Considering a rate increased by 1%	1,988,953	1,748,904	3,737,857
Considering a rate decreased by 1%	1,988,953	1,415,154	3,404,107
31.c.3.14. Allocation of plan assets

	12.31.2025			12.31.2024
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,363,931	840,454	3,204,385	2,417,123	850,897	3,268,020
Treasury Financial Letter	329,017	4,572	333,589	605,490	12,041	617,531
Repurchase operations	176,606	—	176,606	14,203	—	14,203
Debentures	12,478	—	12,478	14,148	—	14,148
Financial Letter	1,226	—	1,226	1,309	—	1,309
FIDC/CDB Quotas / Others	3,626	85	3,711	3,370	—	3,370
National Treasury Notes (LTN)	—	1,524	1,524	4,629	22,399	27,028
Variable income investments
Investments linked to funds and market indexes	4,189	—	4,189	4,509	—	4,509
Real estate investments	63,987	—	63,987	75,862	—	75,862
Loans to participants	14,498	—	14,498	15,654	—	15,654
Structured and overseas investments	2,156	—	2,156	2,320	—	2,320
Total	2,971,714	846,635	3,818,349	3,158,617	885,337	4,043,954

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
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
The Company's consolidated financial assets include cash and cash equivalents, financial investments, accounts receivable, derivative financial instruments, amounts receivable from the sale of properties and others and credits with related parties.
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
32.a.1.3. Derecognition
A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:
•the rights to receive the cash flows from the asset have expired; or

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
•the Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
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
The Company’s consolidated financial liabilities include accounts payable to suppliers, loans, financing, debentures, leases and other creditors, derivative financial instruments, obligations to ANATEL, amounts to be refunded to customers, capital reduction, reverse stock split and stock split, and obligations with related parties.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
In the years ended December 31, 2025 and 2024, there were no transfers of fair value assessments between the aforementioned levels.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
Amounts recorded in other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities. In situations where the anticipated transaction is no longer expected, the accumulated gain or loss and deferred hedging costs, previously recognized in equity, are immediately reclassified to profit or loss in the income statement.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
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
The migration from the STFC Concession regime to the private STFC Authorization regime (note 1.b) enabled the Company to begin replacing its copper cable network with a fiber optic network.
The Company maintains derivatives designated as cash flow hedges to protect future copper revenue projected for the next 24 months.
The hedge ratio at the initial date was 1:1. Considering changes in the value of the hedged item (copper price) and the value of derivative instruments used as hedging, the weighted average hedged rate for the year was R$66,923.
The hedge effects recognized in equity are transferred to profit or loss as the hedged revenue impacts financial performance.
The main source of ineffectiveness is the risk of not extracting copper on the projected dates. There was no ineffectiveness during 2025 in relation to the cash flow hedge.
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
The Company does not hold any derivatives designated as fair value hedge accounting in its active portfolio.
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

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
32.c. Derivative transactions
The Company enters into derivative financial instrument contracts with the primary objective of protecting itself against inflation risks in lease agreements indexed to the IPCA (Brazilian Consumer Price Index), as well as against exchange rate risks related to liabilities in foreign currency. Derivative instruments are not used for speculative purposes, and existing exchange rate risks are duly hedged.
Furthermore, the Company implemented a hedging program to mitigate cash flow volatility resulting from fluctuations in the price of copper. These operations were carried out through NDF contracts with monthly maturities until 2027, aiming to protect part of the projected sales volume. Considering the characteristics of these operations and their adherence to the requirements of the applicable standard, the Company adopted the hedge accounting methodology, in the cash flow hedge modality, for these operations (Note 32.a.5.1).
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
On December 31, 2025 and 2024, the Company held no embedded derivatives contracts.
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
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Swap contracts
Assets position	1,945,120	899,522	118,083	104,300
Foreign Currency	626,540	594,886	1,406	7,782
US$(1)	509,245	493,087	1,406	6,526
EUR(1)	117,295	101,799	—	1,256
NDF US$(3)	—	—	—	—

Floating rate	221,461	259,259	—	2,938
CDI(1)	176,470	214,268	—	1,098
Euribor(4)	44,991	44,991	—	1,840

Pre-rate	1,048,500	—	—	—
NDF Copper(5)	1,048,500	—	—	—

Inflation rates	48,619	45,377	116,677	93,580
IPCA(2)	48,619	45,377	116,677	93,580

Liabilities position	(1,945,120)	(899,522)	(198,658)	(98,205)
Floating rate	(720,150)	(685,254)	(122,069)	(97,353)
CDI(1)(2)	(720,150)	(685,254)	(122,069)	(97,353)

Commodities	(1,048,500)	—	(72,868)	—
NDF Copper(5)	(1,048,500)	—	(72,868)	—

Foreign Currency	(176,470)	(214,268)	(3,721)	(852)
US$(1)	(154,230)	(214,268)	(3,434)	(852)
EUR(1)	(22,240)	—	(287)	—

	Long position		16,328	17,364
	Current		7,706	15,524
	Non-current		8,622	1,840

	Short position		(96,903)	(11,269)
	Current		(53,044)	(866)
	Non-current		(43,859)	(10,403)
	Amounts receivable (payable), net		(80,575)	6,095

(1)Foreign currency swap (euro and CDI x euro) (R$95,055) and (dollar and CDI x dollar) (R$355,055) – swap transactions contracted with maturities up to February 23, 2026, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$1,664 payable and R$5,432 payable, respectively).
(2)IPCA x CDI Swap (R$48,619) – swap transactions contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$5,345 to receive).

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
(3)Forward operations contracted (NDF dollar x R$), closed on December 11, 2025, had the objective of protecting against exchange rate variation risks of service contracts.
(4)Swap Euribor x CDI (R$44,991) – swap transactions contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (accounting value of R$5,956 to be payable)
(5)NDF Copper x Pre (R$1,048,500 - LME in Reais * Tons contracted) – Copper NDF transactions contracted to protect future sales revenues against variations in the price of copper on the LME relative to the Real. (book value R$72,868 payable) The transaction is designated for cash flow hedging.
32.c.2. Net changes of derivative financial instruments

	12.31.2025	12.31.2024
Balance at the beginning of the fiscal year	6,095	(9,415)
Payments	137,956	34,285
Receipts	(43,164)	(92,079)
Effects on the financial result of fair value adjustments	(101,776)	68,944
Effects on equity of fair value adjustments	(79,686)	4,360
Balance at the end of the year	(80,575)	6,095
32.c.3. Aging of derivative financial instruments (net)

	Maturing in
Swap contract	2026	2027	2028	2029	2030	2031 onwards	Amount receivable (payable) on 12.31.2025
IPCA x CDI	5,983	5,353	5,465	4,943	4,678	(21,077)	5,345
Euribor x CDI	—	(5,956)	—	—	—	—	(5,956)
Foreign currency x CDI	(3,375)	—	—	—	—	—	(3,375)
NDF Copper x Pre	(44,225)	(28,643)	—	—	—	—	(72,868)
CDI x Foreign Currency	(3,721)	—	—	—	—	—	(3,721)
Total	(45,338)	(29,246)	5,465	4,943	4,678	(21,077)	(80,575)
For the preparation of these financial statements, the Company adopts the fair value measurement methodology for foreign currency x CDI and IPCA x CDI swaps used to hedge financial debts. In this approach, only the derivative instruments are measured at fair value, while the related financial debts remain recorded at amortized cost.
Additionally, in copper NDF transactions, the Company applies a cash flow hedging strategy. Changes in the fair value of these derivatives are recorded in Other Comprehensive Income and, as sales are realized, are reclassified to "Other Operating Income, net" in the income statement.
On December 31, 2025, and 2024, the derivatives financial instruments generated net results consolidated of negative R$101,776 and positive R$69,008, respectively (Note 28.).
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
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on December 31, 2025.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	141,493	176,866	212,239
Payables in EUR	Debt (appreciation risk EUR)	(140,174)	(175,217)	(210,260)
Receivables in EUR	Debt (depreciation risk EUR)	869	1,086	1,304
	Net Exposure	2,188	2,735	3,283

Hedge (assets position)	Derivatives (depreciation risk US$)	351,379	439,224	527,069
Payables in US$	Debt (appreciation risk US$)	(432,197)	(540,246)	(648,296)
Receivables in US$	Debt (depreciation risk US$)	79,236	99,045	118,854
	Net Exposure	(1,582)	(1,977)	(2,373)

Copper Hedge (liabilities position)	Derivatives (High Copper Risk)	(72,868)	(91,084)	(136,627)
Future Copper Revenue	Debts (Risk of a fall in copper prices)	72,868	91,084	136,627
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (Risk of IPCA fall)	37,528	25,925	16,072
Debt indexed to the IPCA (Brazilian inflation index)	Debts (Risk of increased inflation)	(37,528)	(25,925)	(16,072)
	Net Exposure	—	—	—

Hedge (active position)	Derivatives (Risk of Euribor drop)	5,956	7,445	11,168
Debt in Euribor	Debts (Risk of Euribor increase)	(5,956)	(7,445)	(11,168)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	3,721	3,728	3,737
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(32,183)	(40,228)	(48,274)
	Net Exposure	(28,462)	(36,500)	(44,537)

Total net exposure in each scenario		(27,856)	(35,742)	(43,627)

Net effect on changes in current fair value		—	(7,886)	(15,771)

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The fair values shown in the table above are based on the portfolio position on December 31, 2025, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.
For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.
The assumptions used by the Company for the sensitivity analysis on December 31, 2025, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.50	6.88	8.25
EUR	6.47	8.09	9.70
IPCA	4.87%	6.12%	7.39%
IGPM	1.05%	1.31%	1.58%
CDI	14.90%	18.63%	22.35%
Euribor	1.96%	2.46%	2.95%
Price of Copper (Ton) - US$	12,504	15,630	18,756
32.d. Classification of financial assets and liabilities by category and fair value hierarchy
For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
Below, we present the composition and classification of financial assets and liabilities as of December 31, 2025 and 2024.

			Book value		Fair value
	Classification by category	Fair value hierarchy	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		7,032,339	6,691,098	7,032,339	6,691,098
Financial investments (Note 4.)	2	Level 2	99,102	—	99,102	—
Trade accounts receivable (Note 5.)	1		10,619,617	9,471,592	10,619,617	9,471,592
Derivative transactions (Note 32.)	2	Level 2	7,706	15,524	7,706	15,524
Sale of real estate and other receivables (Note 11.)	1		192,472	134,963	192,472	134,963
Related-party receivables (Note 11.)	1		26,317	72,641	26,317	72,641

Non-current
Financial investments (Note 4.)	1		41,308	42,619	41,308	42,619
Trade accounts receivable (Note 5.)	1		283,502	370,149	283,502	370,149
Derivative transactions (Note 32.)	2	Level 2	8,622	1,840	8,622	1,840
Sale of real estate and other receivables (Note 11.)	1		280,619	120,354	280,619	120,354
Related-party receivables (Note 11.)	1		154	42,759	154	42,759
Total financial assets			18,591,758	16,963,539	18,591,758	16,963,539

Financial Liabilities
Current
Trade accounts payable, net (Note 17.)	1		9,861,294	9,230,624	9,861,294	9,230,624
Loans and financing(Note 21.)	1		2,200	232,118	2,200	232,118
Leases (Note 21.)	1		4,883,176	4,520,626	4,883,176	4,520,626
Debentures (Note 21.)	1		161,453	1,695,214	161,453	1,695,214
Derivative transactions (Note 32.)	2	Level 2	5,449	866	5,449	866
Derivative transactions (Note 32.)	3	Level 2	47,595	—	47,595	—
Liabilities with ANATEL (Note 23.)	1		83,558	146,844	83,558	146,844
Reduction of capital of the Company (Note 22)	1		91,093	38,721	91,093	38,721
Reverse stock split and stock split (Note 23.a)	1		824,723	—	824,723	—
Amounts to be refunded to customers (Note 23.)	1		108,166	126,867	108,166	126,867
Liabilities with related parties (Note 23.)	1		138,026	133,290	138,026	133,290

Non-current
Loans and financing(Note 21.)	1		1,474	1,572,592	1,474	1,572,592
Leases (Note 21.)	1		10,549,678	10,725,980	10,549,678	10,725,980
Debentures (Note 21.)	1		2,905,512	2,000,000	2,905,512	2,000,000
Derivative transactions (Note 32.)	2	Level 2	43,859	10,403	43,859	10,403
Liabilities with ANATEL (Note 23.)	1		911,899	892,648	911,899	892,648
Liabilities with related parties (Note 23.)	1		602	638	602	638
Total financial liabilities			30,619,757	31,327,431	30,619,757	31,327,431
Classification by category
(1)Amortized cost
(2)Measured at fair value through profit or loss
(3)Measured at fair value through OCI

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
32.e. Capital management
The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.
The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2025, there were no changes in capital structure objectives, policies or processes.
The Company includes in the net debt structure the balances of loans, financing, debentures, leases, and other creditors and derivative financial instruments, net of cash and cash equivalents, financial investments (FIDC Vivo Pay and SCD), and accounts receivable from credit rights (FIDC Vivo Pay).
The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	12.31.2025	12.31.2024
Cash and cash equivalents	7,032,339	6,691,098
Financial investments	99,102	—
Accounts receivable – FIDC Vivo Pay (net of estimated losses)	187,142	205,832
Loans and financing, debentures, leases and other creditors, net of judicial deposit (2024)	(20,346,681)	(20,705,984)
Derivative transactions, net	(80,575)	6,095
Net debt	(13,108,673)	(13,802,959)
Net equity	69,002,726	69,799,495
Net debt-to-equity ratio	19.00%	19.78%
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
Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$64,147 thousand, €21,529 thousand and £5 thousand paid by December 31, 2025, and US$40,295 thousand, €15,988 thousand and £71 thousand paid by December 31, 2024) to mitigate its foreign exchange risks.
32.f.2. Interest and Inflation Risk
This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).
To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,945,770 and R$6,542,862 on December 31, 2025, and 2024, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
32.f.5. Exchange rate and commodity risk
The Company is exposed to exchange rate fluctuations linked to commodity risk arising from future revenue from copper sales, since both the international price of the metal and the exchange rate of the foreign currency can impact the amount to be received. Adverse variations in these markets can reduce revenue in reais and increase the volatility of results.
To mitigate these risks, hedging operations with financial derivatives were contracted, designed to simultaneously protect against currency exposure and exposure to the price of copper. These operations aim to maintain greater predictability in the project's cash flow and minimize the impacts of market fluctuations.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The amount covered, corresponding to 16 thousand tons, is adjusted according to the dynamics of projected sales and the evolution of market conditions, ensuring continuous alignment between the protected volume and the Company's effective exposure.
32.f.6. Insurance Coverage
The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.
On December 31, 2025, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.
The Company's Management considers the insurance coverage to be sufficient to cover any possible claims.
33. Additional Information on Cash Flows
The following is a reconciliation of the consolidated cash flow financing activities for the year ended December 31, 2025, and 2024.

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2024	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, fair value, monetary and exchange rate updates, write-offs and reversals	Additions (cancellations) of leases contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2025
Interim dividends and interest on equity	2,237,090	—	(2,187,402)	—	—	—	—	2,724,856	2,774,544
Loans and financing	1,804,710	20,000	(409,993)	(88,041)	189,508	273,568	57,110	—	1,846,862
Leases	15,246,606	—	(3,322,031)	(1,756,359)	1,703,845	3,478,260	82,533	—	15,432,854
Debentures	3,695,214	—	(1,500,000)	(464,355)	431,942	—	904,164	—	3,066,965
Reverse stock split and stock split	—	949,354	(124,631)	—	—	—	—	—	824,723
Reduction of the Company's capital	38,721	—	(1,947,628)	—	—	—	—	2,000,000	91,093
Derivative financial instruments	(6,095)	—	(87,220)	(7,572)	181,462	—	—	—	80,575
Total	23,016,246	969,354	(9,578,905)	(2,316,327)	2,506,757	3,751,828	1,043,807	4,724,856	24,117,616

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.2023	Additions	Write-offs (payments)	Write-offs (payments)	Financial charges, fair value, monetary and exchange rate updates, write-offs and reversals	Additions (cancellations) of leases contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on 12.31.2024
Interim dividends and interest on equity	2,247,884	—	(2,532,399)	—	—	—	—	2,521,605	2,237,090
Loans and financing	1,419,599	83,084	(413,494)	(34,406)	95,918	484,654	169,355	—	1,804,710
Leases	13,596,039	—	(3,081,545)	(1,600,192)	1,630,993	4,701,311	—	—	15,246,606
Debentures	3,721,589	—	—	(443,423)	417,048	—	—	—	3,695,214
Reduction of the Company's capital	—	—	(1,461,279)	—	—	—	—	1,500,000	38,721
Derivative financial instruments	9,415	—	54,331	3,463	(73,304)	—	—	—	(6,095)
Total	20,994,526	83,084	(7,434,386)	(2,074,558)	2,070,655	5,185,965	169,355	4,021,605	23,016,246
34. Contractual Commitments
34.a. Contractual Commitments
The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.
On December 31, 2025, the total consolidated nominal values equivalent to the full contract period were:

Year
2026	938,432
2027	838,722
2028	860,588
2029	840,328
2030	360,794
2031 onwards	1,574,467
Total(1)	5,413,331

(1)Includes R$1,181,762, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
34.b. Guarantees
On December 31, 2025, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Insurance of guarantee(1)	30,925,675
Letters of guarantee(2)	9,884,006
Judicial deposits and garnishments (Note 10.)	2,964,318
Property and equipment (Note 13.f.)	9,675
Financial investments in guarantee of lawsuits (Note 4.)	41,308
Total	43,824,982

(1)They refer to insurance amounts contracted to ensure the continuity of the discussion of legal proceedings (note 19).
(2)Includes R$4 billion was contracted related to the Self-Composition Agreement for the Adaptation of STFC Concession Contracts.
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
Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators, such as the Company, from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as storms, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.
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
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
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
The Company has internal policies and procedures designed to prevent, detect, and remedy non-compliance with these laws by the Company's board members, directors, partners, executives, representatives, and service providers; and develops and implements initiatives to ensure the continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees actions based on ethics, transparency, and respect for applicable laws and regulations.
As a result of its commitment to maintaining a robust Compliance Program, since 2020 the Company has annually obtained the DSC 10,000 certification, currently valid until December 12, 2026. In 2023, it was recognized as a Pro-Ética company, an initiative of the Office of the Comptroller General of Brazil (CGU) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and to recognize those committed to implementing actions aimed at preventing, detecting, and remedying acts of corruption and fraud. In 2024, it received the award for best Compliance department in the Telecom and Technology sector at the Leaders League Compliance Summit & Awards Brazil, and in 2025 it was highlighted as "Compliance Program of the Year", by the same organization.
36. Subsequent Events
36.a. Approval by the Extraordinary General Meeting - Acquisition of Control of FiBrasil (note 1.c.3)
On January 9, 2026, the Company's Extraordinary General Meeting (“EGM”), among other matters, approved (i) the ratification of the acquisition by the Company of 24.99% of the shares and 1 subscription warrant issued by Fibrasil, previously held by CDPQ, as well as 25.01% of the shares and 1 subscription warrant issued by Fibrasil, previously held by Fibre Brasil; and (ii) the amendment of Article 2 of the Company's Bylaws, which deals with the corporate purpose, to include additional activities aimed at updating and complementing the Company's scope of activities in light of its positioning and business opportunities related to its strategy.
Due to the approval of the matters mentioned above, shareholders holding shares issued by the Company who dissent from said resolutions will have the right to withdraw from the Company by receiving reimbursement for the value of their shares, under the terms and conditions described below (“Right of Withdrawal”), without prejudice to the possibility of reconsideration provided for in § 3 of article 137 of the Brazilian Corporations Law.

Telefônica Brasil S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2025, 2024 and 2023
(In thousands of Reais, unless otherwise stated)
The Extraordinary General Meeting was held in compliance with §1 of article 256 of the Brazilian Corporations Law for the purpose of ratifying the acquisition of control of Fibrasil, which was completed and has legal effects since the closing date, November 12, 2025.
36.b. Declaration of Interest on Equity
At a meeting held on February 12, 2026, the Company's Board of Directors approved a proposal for distribution of interest on equity ("IOE"), in accordance with Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995, and CVM Resolution No. 143/2022, in the gross amount of R$325,000, equivalent to R$0.10170213856 per common share, with withholding tax at a rate of 17.5%, resulting in an estimated net amount of R$268,125, equivalent to R$0.08390426431 per common share, determined based on the balance sheet as of January 31, 2026.
As provided for in Article 26 of the Company's Bylaws, the interest distribution will be treated as a prepayment to the mandatory dividend for the year ending December 31, 2026. ad referendum of the Annual General Shareholders' Meeting to be held in 2027.
This distribution will be paid by April 30, 2027, on a date to be determined by the Company's Board of Directors, and will be credited individually to each shareholder, based on the shareholding position recorded in the Company's records at the end of February 23, 2026.
The IOE per share amounts may be adjusted considering the Company's shareholder base to be verified on February 23, 2026, due to any share acquisitions under the Company's current Share Buyback Program.